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08003985

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Utilities Group PLC

*CURRENT ADDRESS Haweswater House, Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP
England

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35217 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 24 July 2008

United Utilities Group Plc
12g3-2(b) Application Documents

1. The prospectus (the "Prospectus") dated June 6, 2008 as filed with the United Kingdom Listing Authority

A copy of this document, which comprises a prospectus relating to United Utilities Group PLC ("United Utilities Group") prepared in accordance with the Prospectus Rules made under section 73A of the Financial Services and Markets Act 2000 has been filed with the Financial Services Authority and made available to the public as required by section 3.2 of the Prospectus Rules.

United Utilities Group whose registered office is at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP and the Directors, whose names are set out on page 22 of this document accept responsibility for the information contained in this Prospectus. Having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

No Ordinary Shares nor any B Shares have been marketed to, nor are any available for purchase in whole or in part, by the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, Ordinary Shares, B Shares or any other securities of United Utilities Group.

Investors should read the whole of this Prospectus and any information incorporated into it by reference, including the discussion of certain risk factors relating to United Utilities Group, the Ordinary Shares and the B Shares which is set out in the "Risk Factors" section of this Prospectus.

United Utilities Group PLC

(Incorporated in England and Wales under the Companies Act 1985, with registered number 06559020)

Introduction to the Official List and admission to trading on the London Stock Exchange of up to 683,000,000 Ordinary Shares

Joint Sponsors

JPMorgan Cazenove Limited | **Deutsche Bank AG, London Branch**

Application will be made to the UK Listing Authority for all the Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. No application has been made or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealing on any other exchange. It is expected that Admission will become effective and that dealings on the London Stock Exchange in the Ordinary Shares will commence at 8:00 a.m. (London time) on 28 July 2008. No application has been or is currently intended to be made for the B Shares to be admitted to the Official List or to trading on the London Stock Exchange or to be admitted to listing or dealing on any other exchange.

The Ordinary Shares will be issued credited as fully paid and will rank *pari passu* in all respects with each other and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Ordinary Shares. The B Shares will be issued credited as fully paid and will rank *pari passu* in all respects with each other. The B Shares will carry limited rights.

The distribution of this Prospectus and the allotment and issue of Ordinary Shares and/or B Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by United Utilities Group to obtain any approval, authorisation or exemption to permit the allotment or issue of Ordinary Shares and/or B Shares or the possessing or distribution of this document (or any other publicity material relating to the Ordinary Shares and/or the B Shares) in any jurisdiction, other than the United Kingdom. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposals. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

Neither the Ordinary Shares nor the B Shares will be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 3(a)(10) thereof. **Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Ordinary Shares or the B Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.**

Deutsche Bank, which is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervisory Authority) and with respect to UK commodity derivatives business by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business and JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority in the United Kingdom are jointly acting as sponsors and financial advisers for United Utilities Group and United Utilities and no one else in relation to Admission and the Proposals and will not be responsible to anyone other than United Utilities Group and United Utilities for providing protections afforded to clients of Deutsche Bank and JPMorgan Cazenove respectively or providing advice in relation to Admission and the Proposals or any other matters described in this document.

Investors should rely only on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised by United Utilities Group, United Utilities, the Directors or the Joint Sponsors. In particular, the contents of the Group's website do not form part of this document and investors should not rely on them. Without prejudice to any legal or regulatory obligation on United Utilities Group to publish a supplementary prospectus pursuant to section 87G of the Financial Services and Markets Act 2000 and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor Admission shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information is correct as of any time subsequent to the date of this document.

The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

The date of this document is 6 June 2008.

In the United States, this document is being published and made available only to Shareholders for information purposes only. This document does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Ordinary Shares.

This document is not an offer of securities for sale in the United States. Neither the Ordinary Shares nor the B Shares to be issued to Shareholders in connection with the Scheme have been, will be, nor are required to be, registered with the SEC under the US Securities Act, in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

Enforceability of judgments

United Utilities Group is a public limited company incorporated under the laws of England and Wales. All of the Directors of United Utilities Group are citizens or residents of countries other than the United States. Substantially all of the assets of such persons and a significant proportion of the assets of United Utilities Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or United Utilities Group, or to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgments of US courts, based on the civil liability provisions of US federal securities laws.

CONTENTS

SUMMARY

This summary should be read as an introduction to the Prospectus. Any decision as to whether to invest in Ordinary Shares and B Shares should be based on consideration of this Prospectus as a whole. Where a claim relating to the information contained in this Prospectus is brought before a court, the claimant might, under the national legislation of the European Economic Area member states, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches to the persons who are responsible for this summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this Prospectus.

1. Introduction, reasons for and background to the Proposals

On 29 November 2007, the Board of United Utilities announced its intention to return approximately £1.5 billion to Shareholders. The Return of Capital will be comprised of the net equity proceeds of approximately £1,050 million from the sale of United Utilities Electricity and a further £450 million from the Group's pre-existing resources to create a more efficient capital structure.

Under the Companies Acts, a public company requires, amongst other things, "distributable reserves" in order to return cash to its shareholders. The structure intended to be implemented as part of the Proposals will allow United Utilities Group to effect the Return of Capital whilst providing greater flexibility within its capital structure by creating distributable reserves to enable United Utilities Group to pursue the Group's revised dividend policy (as further described in section 5 below).

2. Summary of the Proposals

The Return of Capital will be effected through the insertion of a new listed holding company for the Group, United Utilities Group, through a Court approved scheme of arrangement, the issue of Ordinary Shares and B Shares and the subsequent United Utilities Group Reduction of Capital.

2.1 *Scheme and United Utilities Group Reduction of Capital*

The Scheme requires, amongst other things, shareholder approval and the sanction of the Court.

If the Scheme (which is subject to various conditions) becomes effective, Shareholders will be entitled to receive Ordinary Shares and B Shares in exchange for United Utilities Shares they hold at the Scheme Record Time on the following basis:

17 Ordinary Shares for every 22 United Utilities Shares
and
one B Share for each United Utilities Share

Any fractional entitlements to Ordinary Shares will be aggregated and sold and the net proceeds of the sale remitted to Shareholders *pro rata* to their entitlement.

Upon implementation of the Scheme, a holder of Ordinary Shares will (subject to adjustments for fractional entitlements) have the same proportionate interest in the profits, net assets and dividends of United Utilities Group as he had as a holder of United Utilities Shares before the Scheme became effective. The rights attaching to the Ordinary Shares will be substantially the same as those attaching to the United Utilities Shares.

The Scheme will be followed by a reduction of capital of United Utilities Group to create distributable reserves within United Utilities Group to implement the Return of Capital and pay dividends in the future.

Shareholders will not have to pay anything for the Ordinary Shares or the B Shares. Based on the Closing Price of 748.5 pence per United Utilities Share and the number of United Utilities Shares in issue, in each case, on 30 May 2008, the latest practicable date prior to the publication of this Prospectus, the total amount of the Return of Capital (which is expected to be approximately £1.5 billion) is equivalent to approximately 22.7 per cent. of the market capitalisation of United Utilities.

2.2 ***B Share Alternatives***

Shareholders (other than Restricted Overseas Shareholders) have three choices as to how to receive their Return of Capital:

(i) *Initial B Share Redemption*: an immediate 170 pence redemption per B Share; or

(ii) *B Share Dividend*: a single dividend of 170 pence per B Share;

(iii) *Final B Share Redemption*: retention of B Shares until they are redeemed on 14 April 2009 for 170 pence per B Share.

Shareholders need not make the same choice for their entire holding of B Shares. Shareholders who do not elect for any of these alternatives will receive the Initial B Share Redemption in respect of all of their B Shares.

Initial B Share Redemption

B Shares for which a Shareholder has chosen this alternative will be redeemed by United Utilities Group on the Initial B Share Redemption Date (expected to be 11 August 2008) at 170 pence per B Share. It is expected that a cheque for the proceeds will be sent to Shareholders, or that their CREST accounts will be credited with the proceeds, by 19 August 2008.

B Share Dividend

B Shares for which a Shareholder has chosen this alternative will automatically be reclassified as Deferred Shares, which will have negligible value and will be redeemed in whole or in part at a future date or dates at the discretion of United Utilities Group. It is expected that the payment of the B Share Dividend will be made in accordance with existing dividend payment instructions or, if no such instructions are held, by cheque and, in either case, by 19 August 2008.

Final B Share Redemption

B Shares for which a Shareholder has chosen this alternative will be held by the Shareholder until they are redeemed by United Utilities Group at 170 pence per B Share on the Final B Share Redemption Date (expected to be 14 April 2009). It is expected that a cheque for the proceeds of the redemption will be sent to Shareholders, or that their CREST accounts will be credited with the proceeds, by 20 April 2009. A Shareholder who has elected for this alternative will, whilst he retains the B Shares, be entitled to receive the B Share Continuing Dividend. This is a non-cumulative dividend at the Interest Rate, payable on the nominal amount of 170 pence per B Share retained. It is only payable to the extent that United Utilities Group has sufficient distributable reserves and is not guaranteed. Payment of the B Share Continuing Dividend will be made in accordance with existing dividend payment instructions or, if no such instructions are held, by cheque and, in either case, by 20 April 2009.

2.3 ***Overseas Shareholders***

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Proposals. US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive the B Share Dividend. In the case of NZ Shareholders, the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

2.4 ***Admission***

Application will be made for the Ordinary Shares (but not the B Shares) to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective, and that dealings in Ordinary Shares will commence, by no later than 8:00 a.m. on 28 July 2008.

3. Information on United Utilities and United Utilities Group

United Utilities is a public limited company registered in England and Wales. Its core regulated business, United Utilities Water, holds licences to provide water and wastewater services to a population of some seven million people in North West England. The Group also applies its expertise in operating utility infrastructure to competitive markets.

United Utilities Group was incorporated on 8 April 2008 in England and Wales. It has not traded since incorporation. Upon the Scheme becoming effective, United Utilities Group will become the new holding company of the Group.

4. Summary financial information

4.1 *Summary historical financial information*

The financial information set out below has been extracted without material adjustment from United Utilities' preliminary results for the year ended 31 March 2008, which were announced on 3 June 2008. The financial information in the preliminary results announcement was extracted, without material adjustment, from United Utilities' audited consolidated financial statements for the year ended 31 March 2008 which have been prepared in accordance with IFRS and which are expected to be published at the end of June 2008.

The results of United Utilities Electricity, the Group's industrial waste and facilities management operations and its share of results from its associate have been disclosed within discontinued operations for the year ended 31 March 2008. Corresponding amounts for the year to 31 March 2007 have been re-presented accordingly.

Consolidated income statements

	Year ended 31 March 2008	*Year ended 31 March 2007 (Re-presented)*
Continuing operations	*£m*	*£m*
Revenue	2,362.9	1,986.7
Other income	21.3	8.9
Employee benefits expense	(317.5)	(254.1)
Depreciation and amortisation expense	(248.2)	(221.3)
Infrastructure renewals expenditure	(120.1)	(101.2)
Other operating costs	(1,035.2)	(776.9)
Total operating expenses	(1,699.7)	(1,344.6)
Operating profit	663.2	642.1
Investment income	146.7	118.3
Finance expense	(331.6)	(258.1)
Investment income and finance expense	(184.9)	(139.8)
Profit before taxation	478.3	502.3
Taxation	(62.0)	(143.9)
Profit for the year from continuing operations	416.3	358.4
Discontinued operations		
Profit for the period from discontinued operations	492.9	75.1
Profit for the year	909.2	433.5

Consolidated balance sheets

	As at 31 March 2008 *£m*	*As at 31 March 2007* *£m*
Non-current assets	7,907.4	9,315.6
Current assets	2,429.0	2,945.3
Current liabilities	(1,874.9)	(2,502.5)
Non-current liabilities	(5,251.5)	(7,023.6)
Net assets	3,210.0	2,734.8

4.2 ***Summary unaudited pro forma financial information***

Presented below is summary pro forma financial information for the Group which shows the effect of the Proposals as if they had occurred on 31 March 2008.

	United Utilities 31 March 2008 *£m*	*Pro forma total* *£m*
Non-current assets	7,907.4	7,907.4
Current assets	2,429.0	2,429.0
Current liabilities	(1,874.9)	(3,381.3)
Non-current liabilities	(5,251.5)	(5,251.5)
Net assets	3,210.0	1,703.6

The Proposals will not change the Group's underlying operational performance, but will alter its capital structure. Given the increased level of gearing assumed by the Group following the Proposals, it is expected that the Group's underlying interest charge will increase, negatively impacting profit after tax, while the reduction in the number of shares in issue at the United Utilities Group level (when compared with the number of shares in issue at the United Utilities level prior to the Scheme Effective Date) will result in a positive impact on earnings per share.

4.3 ***Capitalisation and indebtedness***

As at 31 March 2008, United Utilities had outstanding indebtedness of £4,667.3 million and a total capitalisation of £3,210.0 million. As at 23 April 2008, United Utilities Group had outstanding indebtedness of £50,000 and its total capitalisation was £2.

5. Dividend policy

On 29 November 2007, the Board outlined a new dividend policy which applies from the current financial year (2008/09) to reflect the revised composition and earnings profile of the Group. In light of the sale of United Utilities Electricity and the Return of Capital, the dividend per share from 2008/09 is intended be reduced by 30 per cent. compared with the 2007/08 dividend per share of 46.67 pence. Thereafter, the Group's revised dividend policy is intended to target a growth rate of RPI plus two per cent. to be applied from 2009/10 to the 2008/09 revised dividend per share.

6. Current trading, trends and prospects

As stated in its preliminary results announcement of 3 June 2008, United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax increased by 17 per cent. to £476 million and underlying operating profit was up by 7 per cent. to £677 million.

The Group's regulated activities have delivered strong growth in the period ended 31 March 2008 with operating profit up 5 per cent., an increase of 8 per cent. on an underlying basis.

Capital investment in the Group's regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year ended 31 March 2008. The Group has

agreed a new strategy with Ofwat for processing and disposing of sewerage sludge, based on increasing capacity at an existing site rather than developing a new site. The capital investment programme has been reprofiled to reflect this agreement and United Utilities is now broadly in line with regulatory assumptions.

The Board expects the Group to continue to deliver a strong financial performance over the remainder of this regulatory period, underpinned by allowed price rises to fund substantial investment in its networks. Continued investment in the Group's assets will help to raise environmental standards further and improve the service the Group offers to customers.

7. Risk factors

7.1 *Risks relating to the Group and its business*

- Revenue of the Group's regulated business is substantially influenced by the decisions of Ofwat which could adversely affect profitability.
- Failure to deliver the capital investment programmes could adversely affect profitability.
- Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability.
- Environmental laws and their compliance requirements could increase the Group's costs and adversely affect profitability.
- Failure to comply with applicable law or regulations, or to take corrective action following such a failure could have a material effect on the Group's business.
- Events, service interruptions, water shortages or contamination of water supplies could adversely affect profitability.
- Non-recovery of customer debt could adversely affect profitability.
- Revenue, profitability and cashflow of the Group's non-regulated activities may be substantially influenced by the decisions of regulators or failure to deliver operational performance or cost savings.
- Rapid growth in the infrastructure management sector exposes the Group to execution risk; conversely, slow growth could also affect profitability.
- Pension scheme obligations may require the Group to make additional contributions to the schemes, which could adversely affect profitability.
- Operational risks can result from various parts of the Group's business.
- The Group is involved in proceedings against the Bangkok Metropolitan Administration with a potential liability of approximately £44 million and is exposed to litigation risk generally.
- Future changes to laws or regulations could have a material adverse effect on the Group's business.
- An inability to achieve timely recovery of corporate information systems, or the technology on which such systems rely, could adversely affect the Group's profitability or financial position.

7.2 *Risks relating to the Return of Capital*

- Confirmation of the United Utilities Group Reduction of Capital is within the discretion of the Court.
- The Return of Capital materially reduces the liquidity of United Utilities Group.

7.3 *Risks relating to the Ordinary Shares and the B Shares*

- The price of United Utilities Shares and the Ordinary Shares may be volatile.
- The future UK tax treatment of the acquisition, ownership and disposal of Ordinary Shares and B Shares could change.
- Future dividends will depend on the progress of the business and United Utilities Group's continuing profitability. The inability of United Utilities Group's direct and indirect subsidiaries to pay dividends in an amount sufficient to enable United Utilities Group to meet its cash requirements at the holding company level could have a material adverse effect on its ability to pay dividends.
- United Utilities Group may issue shares in the future, which may adversely affect the market price of Ordinary Shares.

7.4 *Risks relating to the current conditions in the global financial markets*

- The credit crisis has increased the cost of and generally made debt issuance more onerous.

RISK FACTORS

An investment in the Ordinary Shares and the B Shares is subject to a number of risks. Prospective investors should carefully consider all the information set out in this document, in particular those risks set out below. If any of the following risks actually materialise, United Utilities Group's business, financial condition, prospects and share price could be materially and adversely affected to the detriment of United Utilities Group and its shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors currently consider immaterial, may also have an adverse effect on the business, financial condition and results of the Group.

1. Risks relating to the Group and its business

1.1 *Revenue of the Group's regulated business is substantially influenced by the decisions of Ofwat which could adversely affect profitability*

The revenue, profitability and cashflow of the Group's water and wastewater business (the regulated business) is substantially influenced by the service levels, regulatory targets and price limits established every five years by Ofwat, and Ofwat's assessment of delivery against those factors. A description of the process under which Ofwat determines price limits is found in section 4 of Part IX. The most recent price determination was the 2004 Final Determination which set price limits for the five years from 1 April 2005. The next price review will take place in 2009 and will take effect from 1 April 2010.

An adverse price determination, which would adversely affect revenue, profitability and cashflow, may occur as a result of a number of factors, including an inadequate allowed cost of capital or regulatory assumptions concerning operating expenses and required capital expenditure as well as turnover forecasts proving not to be sufficiently accurate. In addition, unforeseen financial obligations or costs may arise (for example, as a result of ensuring regulatory compliance or changes to legislation or regulatory requirements) after a price review which were not taken into account by Ofwat in setting price limits, and are consequently not compensated for, which could have a material adverse effect on financial performance.

Scope to re-open price limits within a particular five-year price review period is limited (as described in section 4 of Part IX) and the Group may not be able to recover any costs using these mechanisms. In addition, these mechanisms are two-way processes and it is possible that Ofwat could seek to use these mechanisms to reduce price limits for the Group, which could have a material adverse effect on financial performance.

Price limits for United Utilities' regulated business for the current period were determined by Ofwat in December 2004. In some areas, Ofwat disallowed, or excluded for later consideration, a number of schemes and operational expenditure, or has cut back on the scale and pace of the progress, for which the Group had planned in its strategic business plan. Such actions could have an adverse effect on the Group's ability to deliver its strategic business plan and could materially adversely affect its profitability. In addition, Ofwat excluded certain increases in the Group's operating costs, which will require the Group to achieve additional operating efficiencies. These savings may not be achievable and/or sustainable and additional costs may therefore need to be incurred in order for the Group to comply with relevant requirements, which could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.2 *Failure to deliver the capital investment programmes could adversely affect profitability*

The Group's regulated business requires significant capital expenditure for additions to, or replacement of assets, plant and equipment for its water and wastewater treatment facilities and networks. The price limits set by Ofwat take into account the level of capital expenditure that Ofwat expects to be incurred during the relevant five-year price review period and the associated funding costs.

Historically, the Group has financed the expenditure from cashflows from operations and from debt financing. There can be no assurance that cashflows from operations will not decline, or that in the longer term, additional debt financing or other sources of capital will be available to meet these requirements.

If the Group is unable to deliver the capital programme at expected expenditure levels, or is unable to secure the expected capital efficiencies associated with the capital programme, or if the programme falls behind schedule for other reasons, or adverse legacy effects of earlier capital investment emerge or amounts budgeted in prior capital programmes prove insufficient to meet the actual capital expenditure required, the Group's profitability may suffer. In addition, the Group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines imposed by Ofwat of an amount of up to ten per cent. of United Utilities' relevant regulated turnover (as described in section 5 of Part IX) or other sanctions.

At the beginning of the 2000–2005 regulatory contract, there had been around 3,000 intermittent discharges recorded in the North West region from wastewater overflows of which a number were determined by the Environment Agency as unsatisfactory (UIDs). There have been ongoing discussions between United Utilities, Ofwat and the Environment Agency regarding the need, scope and cost of the required solutions for a number of these UIDs. The majority of these UID projects were not part of the 2005-2010 regulatory contract and will require additional investment.

In October 2007, the Group submitted a funding submission, or Change Protocol, to Ofwat relating to discharges into inland waters. This submission followed a planning inquiry which dealt with a small number of such UIDs but which was intended to establish precedent for a larger number of similar discharges that were under discussion. A further planning inquiry dealing with discharges to coastal bathing waters was heard in December 2007. United Utilities will be making further Change Protocol submissions to Ofwat dealing with those UIDs affected by that planning inquiry as well as other UIDs.

Taken together, the Group currently estimates that additional funding for capital investment of approximately £700 million is likely to be required to complete the work on these UID programmes. A large proportion of this expenditure is now likely to fall into the 2010-15 regulatory period and so the funding of this investment will be considered as part of the forthcoming price review. This investment programme, if fully endorsed by DEFRA and Ofwat, should be funded through price limits and deliver additional growth in United Utilities Water's regulatory capital values as well as benefits for customers and the environment. The Group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

1.3 ***Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability***

Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings, a business change programme has been introduced. If the operating cost savings were not achieved, then the Group's profitability would suffer. Similarly, if operational performance were to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the Group's profitability would suffer.

1.4 ***Environmental laws and their compliance requirements could increase the Group's costs and adversely affect profitability***

There are various environmental laws with which the Group must comply. These laws establish, amongst other things, standards for water abstraction, drinking water quality, the discharge of sewerage and other polluting discharges into the environment, and procedures governing operational development. The Group is required to obtain various environmental consents from regulators – for example, abstraction licences to abstract surface water and groundwater for water supply, discharge

consents to discharge sewerage from sewerage treatment works into surface waters and environmental permits for pollution and for the treatment, keeping and disposal of waste.

The Group endeavours to comply with all legal requirements. However, historically, the Group has not been in full compliance, and it cannot guarantee that in the future it will be in full compliance at all times, with all applicable environmental laws and the terms and conditions in its environmental consents. Should the Group fail to comply it could face fines imposed by the courts or otherwise face sanction by the relevant regulator.

In particular, the Group is required to comply with laws and regulations intended to control the release of, or exposure to, contaminants that are potentially harmful to health, safety or the environment. Land that is designated as contaminated land may need to be remediated, with the liability for such remediation falling first on any person who caused the contamination (or who knew of its presence and failed to prevent it), or, if such a person cannot be found, on the current owner or occupier of the land. The Group owns a significant number of sites and operates upon or within land owned, tenanted or trafficked by third parties. None of the land owned or occupied by the Group is currently designated as contaminated but it owns or occupies, or is required to work within, sites that have potentially been adversely affected by virtue of prior use. A site owned or occupied by the Group may therefore in future be designated as contaminated land or the Group may be required to work within a site that is already, or becomes, designated as contaminated land. Whilst the Group has implemented risk controls intended to ensure regulatory and legal compliance it cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the Group fail to comply, it could face sanctions imposed by the regulator or the courts or claims by third parties. It is possible that if land owned or occupied by the Group is designated as contaminated land, the Group may be liable for the cost of remediation.

In addition to regulatory compliance proceedings, the Group could become involved in a range of third party legal proceedings relating to land use, environmental protection and water quality. Examples are: planning permission applications and appeals against refusal of planning permissions in relation to, for example, sewerage treatment or water treatment works; challenges by third parties to decisions relating to the Group that have been made by regulators; and civil actions by third parties for the alleged infringement of their common law rights, such as nuisance claims relating to odour or other matters. Refusal of planning permission and successful third party claims could materially affect the way that the Group operates, prejudice its reputation and result in the imposition of substantial fines, damages and other costs, each of which could increase the Group's costs, or adversely affect its profitability and financial position.

Other regulatory changes are likely to include the transfer to the Group of private sewers and lateral drains; and the risk of non-renewal of water abstraction licences.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management seeks to take into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation could be amended, which could increase the Group's costs, or adversely affect its profitability and financial position.

Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits or, in the case of contaminated land compliance, via litigation, there can be no assurance of this. Therefore, the Group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental laws will not adversely affect its profitability or financial position.

1.5 ***A failure to comply with applicable law or regulations, or to take corrective action following such a failure could have a material effect on the Group's business, results of operations, profitability or financial condition***

The businesses of the Group are subject to various laws and regulations in the UK, some of which are described in Part IX of this Prospectus. Regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing their operations and in some cases those companies may become aware of information or circumstances that need to be drawn to the attention of Ofwat or another governmental or regulatory authority. The Group faces the risk that Ofwat or another governmental or regulatory authority could find that it has failed to comply with applicable law or regulations or has not successfully undertaken corrective action. In this case, regulatory action could be taken which could result in adverse publicity for, or negative perceptions regarding the Group, as well as diverting management's attention from day-to-day management of the Group's business. As described in Part IX of this Prospectus, such regulatory action may include the imposition of an enforcement order requiring the Group to incur additional capital or operating expenditure to remedy such non-compliance and/or the imposition of a financial penalty (of up to ten per cent. of relevant regulated turnover) on the Group for any contravention of its appointments respectively as a water and sewerage licensee under the Water Industry Act and, in the most extreme cases, may lead to revocation of a licence or the appointment of a special administrator. There may also be additional or unforeseen costs required in order to bring the Group into compliance. Regulatory action against any member of the Group could therefore have a material adverse effect on the Group's business, results of operations, profitability or financial condition. Breach of applicable laws or regulations could also lead to claims by customers or other third parties which could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.6 ***Events, service interruptions, water shortages or contamination of water supplies could adversely affect profitability***

In addition to its capital investment programmes, the Group controls utility networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. In some cases these assets and networks, and their supporting plant and equipment, contain resources with high levels of energy or harmful properties. In exceptional circumstances the failure of an asset, or an element of a network or supporting plant or equipment could result in catastrophic damage, including significant loss of life, and/or environmental damage and/or economic and social disruption. In less exceptional circumstances the failure of a key asset could still cause a significant interruption to the continuity and/or quality of services resulting in additional costs which could adversely affect profitability. Although the Group has continued to refine its risk management and business continuity procedures, it is only possible to be reasonably, but not absolutely, certain that such measures will be effective in preventing or, when necessary, managing large-scale incidents to the satisfaction of the lead government department responsible, relevant regulators, customers and the wider stakeholder community. Consequently, it is possible that a catastrophic and/or prolonged incident may result in an adverse effect on the Group's profitability or financial position.

The Group is under a duty to supply water that is wholesome at the time of supply. Under the Water Industry Act 1991, the Drinking Water Inspectorate is required to take enforcement action against the Group for any breach of quality standards, or of monitoring, treatment, record-keeping and/or information requirements of the Water Quality Regulations. In addition, the Group may be prosecuted and fined for supplying water that is unfit for human consumption.

Water supplies may be subject to interruption or contamination, including contamination from the presence of naturally occurring compounds and pollution from man-made sources or third parties' actions. The Group could be fined for breaches of statutory requirements or regulations or held liable for human exposure to hazardous substances in its water supplies or other environmental damage, which could have an adverse effect on the Group's profitability or financial position.

In the event that water supply is contaminated or interrupted and the Group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source, it is required to provide an alternative water supply of equivalent quality in a timely manner and in sufficient quantities. An inability to do so may adversely affect the Group's profitability or financial position.

Water shortages may be caused by periods of below average rainfall, long-term increases in demand, short-term exceptional demand or operational problems involving water abstraction, transmission, treatment, storage or distribution (including leakage). Environmental factors such as climate change may exacerbate seasonal fluctuations in supply availability. A combination of any or all of these factors may require restrictions on the use or supply of water (including hosepipe bans and drought orders). If there are water shortages the Group may incur additional costs in order to provide emergency reinforcement to supplies in areas of shortage, which may have an adverse effect on the Group's profitability or financial position.

Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. The Group maintains insurance policies in relation to loss events and legal liabilities likely to be associated with these risks, although there can be no assurance that coverage extends to the entirety of any loss or that coverage will continue to be available in the future.

1.7 *Non-recovery of customer debt could adversely affect profitability*

United Utilities Water manages the billing, cash collection and debt management activities for approximately 3.2 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings.

Non-recovery of debt is therefore a risk to the Group and may cause the Group's profitability to suffer. However, allowance is made by Ofwat in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the Group can also request a re-setting of its price limits through an IDoK (as explained in section 4 of Part IX) during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful.

Although new and existing strategies continue to be implemented to reduce cash collection risks, there can be no assurance that the Group will not suffer losses from the Group's inability to recover its debts fully.

1.8 ***The revenue, profitability and cashflow of the Group's non-regulated activities may be substantially influenced by the decisions of regulators or failure to deliver operational performance or cost savings***

The Group's non-regulated business provides for the operation and management of assets in a number of regulated sectors. These services include the maintenance and operation of electricity, gas and water networks, the design and construction of new assets, the design and construction of new connections to the relevant network and the provision of ancillary services. Adverse price determinations by the regulators of the businesses that the Group provides services to or the failure by the Group to meet operating performance targets or achieve specified operating efficiencies could have a material adverse effect on the turnover, profitability or cashflow of the Group's non-regulated business.

1.9 ***Rapid growth in the infrastructure management sector exposes the Group to execution risk; conversely, slow growth could adversely affect profitability***

The non-regulated business of the Group (previously conducted through United Utilities Contract Solutions) is expanding into new markets domestically and internationally. The delivery of contracts,

both existing and future, will be achieved by exploiting the Group's core infrastructure management skills. Overstretching these skills could lead to a loss of customers or an inability to meet contractual commitments, or to penalties, which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

1.10 ***Pension scheme obligations may require the Group to make additional contributions to the schemes, which could reduce profitability***

The Group participates in a number of pension schemes principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of Group finances.

For the Group's main pension schemes, a combined one-off lump sum contribution of £319.5 million was made on 31 March 2005 and the Group entered into a five year contribution holiday for those schemes. However, following a number of changes to its business and pension schemes, it was agreed that employer contributions would recommence from 1 April 2008. Following the sale of United Utilities Electricity in December 2007, the Group is no longer responsible for the funding of pension liabilities relating to the electricity business.

For the Group's main pension schemes there was a combined deficit of £94.3 million (before deferred tax) as at 31 March 2008, compared with a surplus of £62.2 million (before deferred tax) as at 31 March 2007, calculated under IAS 19. This funding position may vary from time to time, in particular if short-term investment performance does not match changes to the value of the liabilities. Further increases in the deficit may impact the profitability of the Group, although some of the additional deficit may be recoverable through the price limits set by Ofwat.

The Group continues to monitor the funding of its schemes and is in the process of reviewing its strategy in relation to pension risks.

1.11 ***Operating risk***

Managing the Group's businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from: fraud; employee errors; supply chain disruption; failure to document transactions properly or to obtain proper internal authorisation; failure to comply with regulatory requirements and business principles; resource shortages; failure or under-performance of business processes, assets or equipment; natural disasters; the failure of internal or external systems; or the actions or inactions of third parties.

Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to employee training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

1.12 ***Material litigation could have a material adverse effect on the Group's business, results of operations, profitability or financial condition***

The Group faces the risk of litigation in connection with its business. In general, liability for litigation is difficult to assess or quantify; recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time.

NOSS Consortium ("NOSS"), of which North West Water International Limited ("NWWIL"), a wholly-owned subsidiary of United Utilities, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ("BMA") to build a wastewater treatment plant and network in central Bangkok.

Following disagreements with the engineer (Dorsch Consult) and disputes with the BMA, NOSS served a notice under section 387 of the Thai Civil and Commercial Code on the BMA in November 1997 requiring the BMA to remedy its various breaches of contract. In March 1998 (following the

continued failure of the BMA to remedy its breaches) NOSS terminated the contract with the BMA and served a notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million).

Each party has appointed arbitrators, but the arbitration process stalled in 2004 following the arbitrators' failure to agree on the appointment of a third arbitrator. In September 2007, the BMA called a hearing before the Thai Civil Court in an apparent attempt to restart the process. In the event and by agreement the parties appointed the third arbitrator in January 2008. No further steps have so far occurred in the arbitral process since then but it remains possible that the disputes between the parties may proceed to full arbitration in due course.

1.13 ***Future changes to laws or regulations or the introduction of new laws or regulations could have a material adverse effect on the Group's business, results of operations, profitability or financial condition***

The Group cannot accurately predict the impact of future changes in law or regulation or the introduction of new legislation or regulation on its business. Additionally, from time to time, interpretation of existing laws and regulations may change. Future changes in law or regulation (including, for example, any changes introduced in order to increase competition in the water industry), the introduction of new laws or regulations and new judicial or regulatory interpretation of existing or future laws or regulations could affect the Group's operations and the condition of its business. The costs associated with future changes to laws or regulations, new laws or regulations or new interpretation of laws or regulations may be wholly or partly recoverable through the mechanisms referred to in Part IX or future price reviews, but, in the event that such recovery is not possible, such costs could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.14 ***An inability to achieve timely recovery of corporate information systems, or the technology upon which such systems rely could have an adverse effect on the Group's business, profitability or financial condition***

Managing the Group's businesses is dependent upon the ability to access, utilise and communicate remotely via electronic software applications mounted upon corporate information technology hardware and communicating through internal and external networks. The ownership, maintenance and recovery of such applications, hardware and networks are not wholly under the Group's control. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to enhancing the resilience of such applications, hardware and networks, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling their resilience and recovery. In the event that such recovery is not possible, or is protracted, this could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

2. Risks relating to the Return of Capital

2.1 *Confirmation of the United Utilities Group Reduction of Capital is within the discretion of the Court*

Pursuant to the Proposals, it is expected that the Ordinary Shares and the B Shares will be issued on 28 July 2008 to Shareholders. It is expected that the Ordinary Shares will be admitted to the Official List and admitted to trading on the London Stock Exchange's main market for listed securities on 28 July 2008. It is expected that the Court hearing to confirm the United Utilities Group Reduction of Capital will be held on 30 July 2008, although this date is subject to change dependent upon a number of factors, including when the Scheme becomes effective and the date on which the Court is available to hear the claim form for the United Utilities Group Reduction of Capital.

The confirmation of the United Utilities Group Reduction of Capital is within the discretion of the Court and the Court can refuse to confirm the United Utilities Group Reduction of Capital if it

considers it to be to the detriment of creditors. If the Court refuses to confirm the United Utilities Group Reduction of Capital, United Utilities Group will not have sufficient distributable reserves to implement the Proposals and Shareholders will not receive the Return of Capital.

2.2 *The Return of Capital materially reduces liquidity of United Utilities Group*

The Return of Capital will result in a material reduction in the amount of liquidity, comprising cash and undrawn committed bank facilities, available to the Group. This means that the Group will need to raise new debt capital in the longer term earlier than it might otherwise need to absent the Return of Capital.

Nothing in this risk factor is intended to constitute qualifications of the working capital statement of United Utilities Group set out in section 12 of Part I.

3. Risks relating to the Ordinary Shares and the B Shares

3.1 *The price of Ordinary Shares may be volatile*

The Group's share price may be volatile due to a wide range of factors, including the risk factors identified in this document, some of which are beyond the Group's control.

The price of the Ordinary Shares may move in line with the price of shares in companies which operate in the same sector as the Group. Further, other broad economic, market and industry factors may decrease the market price of the Ordinary Shares, regardless of the Group's actual operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate and currency fluctuations, also may affect the market price of the Ordinary Shares.

3.2 *Tax treatment*

The summary of the United Kingdom taxation treatment contained in Part VI is intended as a general guide only and relates only to certain UK tax consequences of receiving the Ordinary Shares and the B Shares under the Scheme. It is based on current UK tax law and the current practice of HM Revenue & Customs. Both of these are subject to change, possibly with retrospective effect. Therefore, the future UK tax treatment of the acquisition, ownership and/or disposal of the Ordinary Shares, the B Shares and the Class A Shares may potentially be subject to change, which could impact on the UK tax position of a Shareholder. The summary is intended to apply only to Shareholders who are resident in the UK for UK tax purposes, who hold the Ordinary Shares and B Shares as investments and not on trading account, to whom Class A Shares are allotted and who are the beneficial owners of the Ordinary Shares, B Shares and the Class A Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies, those holding shares by reason of their employment or collective investment schemes.

Any Shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposal of the Ordinary Shares, B Shares and/or Class A Shares and/or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

3.3 *Dividends*

United Utilities Group will be a holding company and will not conduct business of its own. Dividends from United Utilities Group's only direct subsidiary, United Utilities, and its subsidiaries, together with any investment income, are expected to be United Utilities Group's sole source of funds to pay expenses and dividends, if any. Future dividends will depend on the progress of the business, the Group's continuing ability to be profitable and its financial resources. The inability of United Utilities Group's direct and indirect subsidiaries to pay dividends in an amount sufficient to enable United Utilities Group to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

3.4 *United Utilities Group may issue shares in the future*

United Utilities Group may offer additional shares in the future which may adversely affect the market price of the Ordinary Shares. United Utilities Group has no current plans for a subsequent offer of its shares or to offer rights or any invitation to subscribe for shares other than under the United Utilities Group Employee Share Plans. However, it is possible that United Utilities Group may decide to offer additional shares in the future. An additional offering of shares by United Utilities Group, or the public perception that an offer may occur, could have an adverse effect on the market price of the Ordinary Shares.

4. Risks relating to the current conditions in the global financial markets

The current credit problems that are impacting the debt capital markets generally for all borrowers have resulted in the cost of credit increasing significantly over the period since the summer of 2007 and also generally made issuance of new debt capital more onerous.

If the current credit problems persist, it is likely that the costs incurred by the Group may be materially more than those experienced on similar issues of debt capital in the recent past. This would increase the cost of funding for the Group and reduce profits.

Nothing contained in this "Risk Factors" section is intended to qualify the working capital statement of United Utilities Group set out in section 12 of Part I.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

General

This document contains certain "forward-looking statements", including statements about current beliefs and expectations of the Directors. These statements typically contain words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future, may be currently unknown or may be currently unknowable. Forward-looking statements are not guarantees of future performance. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors set out more fully in the section of this document headed "Risk Factors" as well as the following possibilities: future revenues are lower than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the industry, whether internationally or in the places the Group does business, are less favourable than expected.

Any forward-looking statements are only made as at the date of this document and save as required by the UK Listing Authority, the London Stock Exchange or applicable law, including, without limitation, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules, United Utilities Group does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, after the date of this document.

Information published by Ofwat

All statements other than statements of historical facts included in any information provided by United Utilities Water PLC ("United Utilities Water") to Ofwat and which may be published by Ofwat (on its website or otherwise) including, without limitation, those regarding United Utilities Water's financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Utilities Water and/or United Utilities, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding United Utilities Water's present and future business strategies and the environment in which United Utilities Water will operate in the future and may contain financial modelling based on provisional estimates and assumptions which may be significantly varied. Except as required by the rules of the UK Listing Authority, the London Stock Exchange or applicable law, United Utilities Water and United Utilities expressly disclaim any obligation or undertaking to release publicly any updates or revision to any such forward-looking statements contained therein to reflect any change in United Utilities' or United Utilities Water's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. No representation, warranty or undertaking, express or implied is made and no responsibility accepted by United Utilities or United Utilities Water as to the accuracy, completeness or adequacy of any such information. Nothing contained in such information is or shall be relied upon as a promise or representation by any of United Utilities, United Utilities Water or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status of or any omissions in such information.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All references to time in this document are to local time in the United Kingdom unless otherwise stated. The dates given in this document are indicative only and may be subject to change. The dates are based on United Utilities Group's current expectations and will depend on, amongst other things, the dates upon which the Court sanctions the Scheme, the Scheme becomes effective and the Court confirms the United Utilities Group Reduction of Capital. In particular, certain Court dates are subject to confirmation by the Court. If the scheduled dates of the Court hearing of the claim form to sanction the Scheme or of the Court hearing to confirm the United Utilities Group Reduction of Capital is changed, United Utilities Group will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

6 June 2008	Posting of the Circular to Shareholders
27 June 2008	Record date for United Utilities Final Dividend
11:00 a.m. 29 June 2008	Latest time for receipt of blue form of proxy for the Court Meeting[1]
11:15 a.m. 29 June 2008	Latest time for receipt of white form of proxy for the General Meeting[2]
6:00 p.m. 29 June 2008	Scheme Voting Record Time (in respect of the General Meeting and the Court Meeting)[3]
11:00 a.m. 1 July 2008	Court Meeting
11:15 a.m. 1 July 2008	General Meeting[4]
24 July 2008	Court hearing of the claim form to sanction the Scheme and confirm the capital reduction of United Utilities
11:00 a.m. 25 July 2008	United Utilities Annual General Meeting
25 July 2008	Last day for dealings in United Utilities Shares
25 July 2008	Scheme Record Date
6:00 p.m. 25 July 2008	Scheme Record Time
28 July 2008	Scheme Effective Date
8:00 a.m. 28 July 2008	Delisting of United Utilities Shares, Admission of Ordinary Shares, crediting of Ordinary Shares and B Shares to CREST accounts and dealings in Ordinary Shares commence on the London Stock Exchange's main market for listed securities
28 July 2008	Sale of fractional entitlements to Ordinary Shares
30 July 2008	Court hearing of the claim form to confirm the United Utilities Group Reduction of Capital
31 July 2008	United Utilities Group Reduction of Capital becomes effective

1 Blue forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman or the Registrars at the Court Meeting prior to the vote being taken.

2 To be valid, the white form of proxy for the General Meeting must be lodged at least 48 hours before the time appointed.

3 If either the Court Meeting or the General Meeting is adjourned, the Scheme Voting Record Time for the adjourned meeting will be 6:00 p.m. on the day which is two days before the date of the adjourned meeting.

4 To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

4:30 p.m. 8 August 2008	Latest time for receipt of TTE instructions regarding B Share elections through CREST
4:30 p.m. 8 August 2008	Latest time for receipt of Form of Election
8 August 2008	Record date for B Share Dividend
8 August 2008	Payment of the United Utilities Final Dividend either by cheque or to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)
11 August 2008	B Share Dividend allocated and relevant B Shares converted into Deferred Shares pursuant to valid elections by those electing for the B Share Dividend
11 August 2008	Initial B Share Redemption and cancellation of relevant B Shares pursuant to valid elections by those electing for the Initial B Share Redemption (and those not having returned a valid Form of Election or those not having made a valid TTE instruction by 4:30 p.m. on 8 August 2008)
11 August 2008	Despatch of certificates in respect of Ordinary Shares
11 August 2008	Despatch of cheques or crediting CREST accounts to Shareholders in respect of the sale of fractional entitlements to Ordinary Shares
By 15 August 2008	Despatch of certificates in respect of relevant B Shares pursuant to valid elections by those electing for the Final B Share Redemption
By 19 August 2008	Despatch of cheques in relation to the B Share Dividend or payment of the B Share Dividend to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)
By 19 August 2008	Despatch of cheques or crediting of CREST accounts to Shareholders in respect of the Initial B Share Redemption
14 April 2009	Final B Share Redemption and cancellation of relevant B Shares pursuant to valid elections by those electing for the Final B Share Redemption
By 20 April 2009	Despatch of cheques or crediting of CREST accounts to Shareholders in respect of the Final B Share Redemption
By 20 April 2009	Despatch of cheques in relation to the B Share Continuing Dividend or payment of the B Share Continuing Dividend to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Sir Richard Evans
Philip Green
Tim Weller
Charlie Cornish
Dr Catherine Bell
Norman Broadhurst
Paul Heiden
David Jones CBE
Dr John McAdam
Andrew Pinder CBE
Nick Salmon

COMPANY SECRETARY

Tom Keevil

REGISTERED OFFICE

Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP

JOINT SPONSOR AND FINANCIAL ADVISER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

JOINT SPONSOR AND FINANCIAL ADVISER

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

LEGAL ADVISERS

Slaughter and May
One Bunhill Row
London EC1Y 8YY

AUDITORS AND REPORTING ACCOUNTANTS

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

REGISTRARS

Equiniti Limited
Aspect House
Lancing
West Sussex BN99 6DA

DEPOSITARY

JPMorgan Chase Bank, N.A.
4 New York Plaza
New York, 10004

PART I

INFORMATION ON UNITED UTILITIES AND UNITED UTILITIES GROUP

1. The Proposals

1.1 *The Scheme and the United Utilities Group Reduction of Capital*

On 29 November 2007, the Board of United Utilities announced its intention to return approximately £1.5 billion to Shareholders. The Return of Capital will be comprised of the net equity proceeds of approximately £1,050 million from the sale of United Utilities Electricity and a further £450 million from the Group's pre-existing resources in order to create a more efficient capital structure.

Under the Companies Acts, a public company requires, amongst other things, "distributable reserves" in order to return cash to its shareholders. The structure intended to be implemented as part of the Proposals will allow United Utilities Group to effect the Return of Capital whilst providing greater flexibility within its capital structure by creating distributable reserves to enable United Utilities Group to pursue the Group's revised dividend policy (as further described in section 9 of this Part I).

The Return of Capital will be effected by introducing United Utilities Group as the holding company of United Utilities through a Court approved scheme of arrangement under section 899 of the Companies Act 2006, the issue of Ordinary Shares and B Shares and the subsequent reduction of capital of United Utilities Group under section 135 of the Companies Act 1985.

Shareholders will be asked to approve the Scheme at the Court Meeting convened at the direction of the Court for 11:00 a.m. on 1 July 2008. Shareholders will also be asked to approve the special resolution to approve certain matters required to implement the Scheme at the General Meeting convened for 11:15 a.m. on 1 July 2008.

United Utilities Group has the same directors as United Utilities. Prior to the Scheme becoming effective, United Utilities Group will have no material assets or liabilities. Following the implementation of the Scheme and the United Utilities Group Reduction of Capital, United Utilities Group will own no material assets other than the issued share capital of United Utilities. United Utilities will have almost identical assets after the Scheme has become effective as it has before the Scheme becomes effective. As a result, the Scheme will not substantially alter the assets and liabilities of United Utilities and United Utilities Group will have substantially the same business management and operations after the Scheme has become effective as United Utilities has before the Scheme becomes effective.

Application will be made for the Ordinary Shares (but not the B Shares) to be admitted to the Official List and to be traded on the London Stock Exchange's main market for listed securities.

Under the Scheme, Shareholders will receive Ordinary Shares and B Shares in exchange for United Utilities Shares that they hold at the Scheme Record Time on the following basis:

17 Ordinary Shares for every 22 United Utilities Shares
and
one B Share for each United Utilities Share

Any fractional entitlements to Ordinary Shares will be aggregated and sold, and the net proceeds of the sale remitted to Shareholders *pro rata* to their entitlements.

The number of Ordinary Shares issued under the Scheme will be reduced from the number of United Utilities Shares by the number of United Utilities Shares commensurate with the Return of Capital, with a view to facilitating comparability of share price before and after the Return of Capital. The number of Ordinary Shares and B Shares to be received may be subject to change in the circumstances and in the manner described in section 1.1 in Part VII.

Upon implementation of the Scheme, a holder of Ordinary Shares will (subject to adjustments for fractional entitlements) have the same proportionate interest in the profits, net assets and dividends of United Utilities Group as he had as a holder of United Utilities Shares before the Scheme becomes effective. The rights attaching to the Ordinary Shares will be substantially the same as those attaching to the United Utilities Shares.

Following the Scheme becoming effective, a reduction of share capital of United Utilities Group is intended to be implemented. Subject to the sanction of the Court, the nominal amount of each Ordinary Share issued under the Scheme will be reduced from 500 pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) to five pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) pursuant to the United Utilities Group Reduction of Capital. This is a legal and accounting adjustment and will not of itself have any direct impact on the market value of the Ordinary Shares. This reduction will create distributable reserves to enable the Return of Capital to take place and for future dividends. In addition, a merger reserve will be created upon the Scheme becoming effective which will be capitalised into Class A Shares in United Utilities Group. Following such capitalisation, the Class A Shares will be allotted *pro rata* to the holders of Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) and are then to be cancelled on confirmation of the Court as part of the United Utilities Group Reduction of Capital. This will create further distributable reserves.

Implementation of the Scheme and the United Utilities Group Reduction of Capital is conditional, amongst other things, upon approval of the Scheme by Shareholders at the Court Meeting, approval by Shareholders of the special resolution proposed at the General Meeting and sanction of the Scheme, and confirmation of the United Utilities Group Reduction of Capital, by the Court.

Shareholders will not have to pay anything for the Ordinary Shares or the B Shares. Based on the Closing Price of 748.5 pence per United Utilities Share and the number of United Utilities Shares in issue in each case on 30 May 2008, the latest practicable date prior to the publication of this Prospectus, the total amount of the Return of Capital (which is expected to be approximately £1.5 billion) is equivalent to approximately 22.7 per cent. of the market capitalisation of United Utilities.

Further details on the Proposals are set out in the Circular and in Part VII of this document.

1.2 ***B Share Alternatives***

Shareholders (other than Restricted Overseas Shareholders) holding B Shares will have three alternatives as to how to receive their Return of Capital:

(i) *Initial B Share Redemption (Alternative 1)*: this allows Shareholders to receive an immediate cash redemption payment of 170 pence in respect of each B Share so elected; and

(ii) *B Share Dividend (Alternative 2)*: this allows Shareholders to receive an immediate cash dividend of 170 pence in respect of each B Share so elected;

(iii) *Final B Share Redemption (Alternative 3)*: this allows Shareholders to defer redemption of the B Shares to the Final B Share Redemption Date and receive on such date a cash redemption payment of 170 pence and the B Share Continuing Dividend in respect of each B Share so elected.

Shareholders need not make the same choice for their entire B Share holding. Shareholders who do not elect for any of these alternatives will receive the Initial B Share Redemption in respect of all of their B Shares.

Overseas Shareholders should read the additional information set out in section 6 of Part VII of this document. US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will

only be entitled to receive the Initial B Share Dividend. Any purported election by US Shareholders for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares. In the case of NZ Shareholders, the B Shares will be allotted to a nominee for those Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

Further details on the B Share Alternatives are set out in the Circular and in Part VII of this document.

2. History and development

2.1 *History of United Utilities Group*

United Utilities Group was incorporated and registered in England and Wales on 8 April 2008 under the Companies Act 1985 as a private company limited by shares under the name United Utilities Newco Limited with registered number 06559020. It was re-registered as a public company and changed its name to United Utilities Group PLC on 28 April 2008. Its registered office is at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP. United Utilities Group is a holding company and has not traded since incorporation.

As part of the Proposals, United Utilities Group will become the holding company of the Group through the Scheme.

2.2 *History of United Utilities*

United Utilities (then known as North West Water Group PLC) was incorporated on 1 April 1989 under the Companies Act 1985 with registered number 02366616 along with its subsidiary United Utilities Water (then known as North West Water Limited).

In November 1995, United Utilities acquired United Utilities Electricity (then known as NORWEB plc), the distributor of electricity in North West England and, at that time, a supplier of electricity and gas in the United Kingdom. In August 2000, United Utilities sold the electricity and gas supply business.

In February 2006, United Utilities disposed of its telecommunications business, Your Communications, to THUS Group in exchange for shares in THUS Group. In June 2007, United Utilities sold its 22.63 per cent. stake in THUS Group via an accelerated book build.

In March 2007, the Group's business process outsourcing business, Vertex, was sold to a consortium of US-based private equity firms led by Oak Hill Capital Partners.

In order to best serve shareholders' interests by focusing on the Group's much larger water asset base, the Group sold its subsidiary company United Utilities Electricity (which owned the licensed electricity distribution network in the North West of England) to North West Electricity Networks, a joint venture between Colonial First State Global Asset Management (part of the Commonwealth Bank of Australia) and IIF Int'l Holding GP Limited (for and on behalf of IIF Int'l Holding L.P., a fund advised by JPMorgan Asset Management Infrastructure Investments Group).

3. Business overview of United Utilities

3.1 *Business description*

United Utilities is a public limited company registered in England and Wales. Its regulated business, United Utilities Water, holds licences to provide water and sewerage services to a population of some seven million people in North West England. The Group also applies its expertise in operating utility infrastructure to competitive markets.

3.2 *Organisational structure*

Since 1 April 2007, the Group has reported externally through three business segments: regulated activities, non-regulated activities and other activities.

Regulated activities comprise the regulated activities of United Utilities Water (water and wastewater). This company owns the respective infrastructure network assets representing 75.0 per cent. of the Group's segmental assets at 31 March 2008 (2007: 58.8 per cent.). The business generated 92.2 per cent. of the Group's operating profit from continuing operations in the year ended 31 March 2008 (2007: 90.5 per cent.).

Non-regulated activities comprise the Group's infrastructure management business, providing a service to clients in managing their infrastructure assets, and ownership of the Group's interest in non-regulated utility assets. These activities employ only a limited amount of capital representing 6.7 per cent. of the Group's segmental assets at 31 March 2008 (2007: 4.5 per cent.).

Until 31 March 2007, the Group reported through three business segments: United Utilities North West, United Utilities Contract Solutions, and Other activities.

A breakdown of total revenues of continuing activities by category of activity and geographic market for each of the years ended 31 March 2005, 31 March 2006, 31 March 2007 and 31 March 2008 follows:

Revenue (continuing)	*2008*	*2007*
	£m	*£m*
Regulated activities	1,416.3	1,320.8
Non-regulated activities	949.2	729.2
Other activities	41.3	53.0
Inter-segment revenue	(43.9)	(116.3)
	2,362.9	1,986.7

Revenue (continuing)	*2007*	*2006*
	£m	*£m*
United Utilities North West	1,636.2	1,502.9
United Utilities Contract Solutions	742.2	654.5
Other activities	53.0	39.9
Inter-segment revenue	(108.4)	(111.3)
	2,323.0	2,086.0

Revenue (continuing)	*2006*	*2005*
	£m	*£m*
Licensed Multi Utility operations	1,502.9	1,384.7
Infrastructure management	692.3	512.2
Business process outsourcing	404.7	396.4
Inter-segment revenue	(213.1)	(189.6)
	2,386.8	2,103.7

The basis for the Group's segmental reporting was changed with effect from its financial year ended 31 March 2007, as described below. In the financial statements for that year, the re-statement of the revenue figures for the Group's financial year ended 31 March 2006 was based on management's review of segmental reporting in light of the continuing evolution of the Group. The main impact has been the reclassification of the results of United Utilities Property Solutions from United Utilities Contract Solutions (formerly called Infrastructure management) to Other activities.

The effect of disposals in each of the three years ending 31 March 2008, 31 March 2007 and 31 March 2006 results in comparative information for each year being restated to exclude the activities of the relevant operations that become discontinued in that year.

During the entire period under review, the Group derived at least 90 per cent. of its revenue from the United Kingdom and not more than 4 per cent. from operations in other countries including North America and Australia.

3.3 *External segmental reporting*

Since 1 April 2007, the Group has reported externally through three business segments: regulated activities, non-regulated activities and other activities:

- Regulated activities (formerly included within United Utilities North West) comprise the regulated activities of United Utilities Water (water and wastewater).
- Non-regulated activities (incorporating the segment formerly described as United Utilities Contract Solutions) apply the core utility skills of the regulated business through outsourcing contracts. In addition, this segment includes the Group's interest in Northern Gas Networks and the Group's overseas business.
- Other activities include United Utilities Property Solutions, the property trading and management subsidiary of the Group, which owns land and property assets. The segment also includes the results of other group holding companies.

3.4 *Regulated activities*

The Group's regulated activities comprise the operation of the licensed water and wastewater assets owned by United Utilities Water in North West England. This business involves the removal and treatment of wastewater from, and the treatment and distribution of around 1.9 billion litres of water a day to, approximately 3.2 million homes and businesses.

The regulated water business is subject to regulation in terms of price and performance. Ofwat reviews price limits every five years. The next price review (known as PR09) will take place in 2009 and will set price limits for the five years from 1 April 2010. Water companies will be required to submit their draft business plans for this period to Ofwat (and to publish summaries) in August 2008. Final business plans are expected to be submitted in April 2009 and Ofwat is planning to issue its draft determinations for comment in July 2009. Final determinations are expected in November 2009 following which water companies will have two months to decide whether to accept the determination or instead to have price limits referred to and set by the Competition Commission.

The regulated activities undertaken by the Group are:

- capital intensive – improvements to the water and wastewater infrastructure are required in order to comply with applicable United Kingdom and European Union environmental and drinking water quality regulations. Gross capital expenditure (including infrastructure renewals expenditure) relating to water and wastewater in the year ended 31 March 2008 was £826 million;
- subject to economic regulation – in general, the business is subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service; and
- subject to environmental regulations – the business is subject to regulations governing the abstraction of water, the quality of drinking water supplied to its customers, the discharges it makes into the water environment from its wastewater business and the management of potentially contaminated land it owns, occupies or works upon.

Further developments in the regulatory regime are expected to take effect in the next few years, in particular as a result of EU environmental initiatives (including the Water Framework Directive, the Drinking Water Directive and the Environmental Liability Directive). These developments, which will

impact on the operation and capital expenditure requirements of the regulated business, are detailed in section 9 of Part IX.

The wastewater business

United Utilities Water is responsible for the reception, conveyance, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in North West England.

United Utilities Water's wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. These aim to ensure the constituents of wastewater are effectively modified before discharge. Fully treated final effluent is discharged into rivers, estuaries or via sea outfalls. The Environment Agency consents to and stringently monitors all these discharges to ensure they comply with all relevant limits. A by-product of the treatment of wastewater is sewerage sludge, which is treated further to produce an end product that is suitable for recycling.

The water business

United Utilities Water obtains water from various sources including surface water catchments (collected in reservoirs), rivers and aquifers. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchment areas, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

This untreated water is conveyed to treatment works by aqueducts. Treated water is delivered to the end customer through a network of large diameter trunk mains to smaller trunk mains, service reservoirs, water towers and distribution mains.

For the regulated business as a whole, capital investment (including infrastructure renewals expenditure) for the year to 31 March 2008 was approximately £826.1 million. This represents an increase in expenditure of 45 per cent. when compared with the previous financial year and reflects the planned profile of the Group's investment programme. Cumulative capital expenditure on water assets matched regulatory assumptions as at 31 March 2008.

3.5 ***Non-regulated activities***

The Group's non-regulated activities incorporate the activities and apply the core utility skills of the regulated business through outsourcing contracts. The business provides gas services to over six million people and in total, including all its businesses, the Group now serves a population of around 17 million people in the United Kingdom. In addition, the Group provides asset management and operational services in respect of its former electricity distribution process.

The International Business develops and operates contracts in selected overseas utility markets and provides services for over seven million people internationally. The overseas businesses focus is on applying core skills on an asset-light basis where the Group identifies opportunities to generate additional shareholder value with little impact on the risk profile of the Group, primarily in the Gulf region and Australia.

The business continues to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Estonia and Bulgaria.

The Connections Business provides multi-utility connections, connecting domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water and gas infrastructure.

The Metering Business provides installation and maintenance services for electricity and gas meters. The Metering Business completed around 583,215 gas and electricity meter installations in the year ended 31 March 2008 under a contract with British Gas Trading to which an extension to 30 June 2010 was secured in January 2008. Under this contract, both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation

by a joint venture company (in which the Group has a 50 per cent. interest), and which owns the meter assets.

The Group's non-regulated activities have grown rapidly since their commencement in 2000 with the total order book standing, as at 31 March 2008, at more than £6 billion in revenue (*Source: unaudited internal management information*). The discipline of operating within strict contractual frameworks ensures that significant focus is placed on improving performance both within the Group's own regulated water and wastewater business as well as for the regulated businesses of the Group's customers. This experience has improved the commercial skillsets of the business and places it in a strong position from which to pursue other infrastructure outsourcing opportunities.

Non-regulated revenue for the year ended 31 March 2008 increased by 30 per cent. to £949.2 million compared with the same period the previous year.

The Group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the Group. In addition to the UK utility outsourcing market, the Group is currently focusing business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast developing Gulf region.

Having sold United Utilities Electricity, the Group retained the asset operator function, consistent with its core skills strategy. The services provided to the new asset owner are: operation, maintenance and repair of the electricity network; design and construction of new assets to replace and refurbish the existing network; design and construction of new connections to the network and the provision of services ancillary to the distribution of electricity through the network. An asset services agreement covering these points is in place between Electricity North West Limited (formerly called United Utilities Electricity PLC) and United Utilities Electricity Services. It covers an initial eight year term (which commenced on 1 April 2007) with the potential to extend the contract for a further five years, and contains a mechanism for price negotiation at 31 March 2010 following a regulatory review. There is also a requirement to agree appropriate costs for the final five years of the initial term (2010 to 2015) following the Electricity Distribution Price Control in 2010. A failure to agree these could lead to a breach in the contract but there is a contractual mechanism to cater for the agreement of these costs.

The Group also holds major utility outsourcing contracts in the United Kingdom with Dwr Cymru Welsh Water, Southern Water, Scottish Water, and Northern Gas Networks (in which it also holds a 15 per cent. equity stake). In addition, it has a meter installation contract with British Gas Trading, as well as three Scottish Private Finance Initiative operations (relative to water/wastewater infrastructure renewal contracts).

4. Employees

The average number of employees employed by the Group during the financial years ended 31 March 2008, 31 March 2007, 31 March 2006 and 31 March 2005 were as follows:

Number of employees	*2008*	*2007 (Re-presented)*
Regulated activities	3,888	3,633
Non-regulated activities	4,517	3,201
Other activities	268	221
Vertex (discontinued operation)	–	8,277
United Utilities Electricity (discontinued operation)	57	1,198
Facilities Management (discontinued operation)	145	176
Industrial Liquid Waste (discontinued operation)	34	162
Average number of persons employed by the Group during the year	8,909	16,868

Number of employees	*2007*	*2006*
United Utilities North West	4,831	4,775
United Utilities Contract Solutions	3,539	3,197
Vertex (discontinued operation)	8,277	8,203
Your Communications (discontinued operation)	–	653
Other activities	221	201
Average number of persons employed by the Group during the year	16,868	17,029

Number of employees	*2005*
Licensed multi-utility operations	4,889
Infrastructure management	2,510
Business process outsourcing	7,693
Telecommunications	682
Other activities	161
Average number of persons employed by the Group during the year	15,935

Substantially all of the Group's employees are based in the United Kingdom.

The effect of disposals and recategorisation (described above) results in the re-presentation of the employee numbers within discontinued operations in the comparative information for 2007.

5. Property assets

5.1 *Regulated business*

The water business

United Utilities Water owns, operates and manages water network assets in North West England which include:

- 137 operational and 1 emergency impounding reservoirs and associated catchments;
- 95 operational and 5 emergency water treatment works;
- 450 service reservoirs and water towers storing treated water;
- 609 pumping stations; and
- 42,219 kilometres of potable mains.

As at 31 March 2008, the principal water operations facilities owned by United Utilities Water were as shown in the table below:

Location	*Description*	*Hectares*	*Tenure*
Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120	Freehold
Haweswater Estate, Cumbria	Reservoir/gathering grounds	10,522	Freehold
Longdendale Estate, Derbyshire	Reservoir/gathering grounds	10,215	Freehold
West Pennine Moors, Lancashire	Reservoir/gathering grounds	5,564	Freehold
Thirlmere Estate, Cumbria	Reservoir/gathering grounds	4,850	Freehold
Huntington, Cheshire	Water treatment works	107	Freehold
Prescot, Merseyside	Water treatment works	84	Freehold
Woodgate Hill, Greater Manchester	Water treatment works	40	Freehold

United Utilities Water owns approximately 57,800 hectares of catchment land. The key reason for owning and managing this land is to protect and improve the quality of raw water supplies, and thus reduce the risk of non-compliance at water treatment works and avoid unnecessary operating costs.

In the 2004 periodic review, United Utilities Water obtained funds of £10.1 million for an innovative approach to land management entitled the 'Sustainable Catchment Management Programme' (SCaMP). This programme seeks to restore moorland areas so as to meet the government's 'Public Service Agreement' (PSA) targets to bring 'Sites of Special Scientific Interest' into good condition. At the same time, it seeks to enter into long-term agreements with tenant farmers to reduce livestock to acceptable levels so that, once restored, the moorland areas will be protected for the future. This integrated holistic approach should bring multiple benefits. As well as delivering the government's biodiversity targets, it is anticipated that there will be improvements in raw water quality (relating in particular to colour) and potentially reduced risk of downstream flooding.

The programme has just completed its third year. The programme is being applied to all the farms owned by United Utilities Water on its Bowland and Southern estates, and the Group has been successful in concluding agreements with tenant farmers covering over 90 per cent. of the land area in the programme to enable this to happen. Substantial work is now underway in both areas. For the land designated as 'Sites of Special Scientific Interest' (SSSI) that was in the worst condition, the Group has, through the work already undertaken, moved 80 per cent. into favourable or recovering position and created over 250 hectares of upland oak woodland. Along with this, there are substantial stock reductions and farm improvements to allow new livestock management regimes.

The wastewater business

United Utilities Water's wastewater operations involve owning and managing assets, which include:

- 582 wastewater treatment works;
- 43,419 kilometres of sewers;
- 1,826 pumping stations;
- 143 detention tanks;
- 2,275 combined sewer overflows, 325 emergency overflows; and
- 42 sludge treatment facilities.

As at 31 March 2008, the principal wastewater operations facilities owned by United Utilities Water were as shown in the table below:

Location	*Description*	*Hectares*	*Tenure*
Davyhulme, Greater Manchester	Wastewater treatment works	112.6	Freehold
Shell Green, Widnes	Sludge processing centre	5	Freehold
Sandon Dock, Liverpool	Wastewater treatment works	8	Leasehold

As at 31 March 2008, the principal offices owned by United Utilities Water were as shown in the table below:

Property	*Use*	*Floor area in sq ft*	*Utilisation*	*Tenure*
Lingley Mere, Warrington	Company offices	259,622	100%	Freehold
Winsford	Company offices	20,441	70%	Freehold

5.2 ***Non-regulated business***

At 31 March 2008, the key facilities of the non-regulated business included leased office accommodation at Clearwater Lingley Mere and Old Trafford, Manchester. In addition to these sites, the business occupies various properties in support of specific contracts, typically within the geographic boundaries of the contracts, both in the United Kingdom and overseas. These sites consist of offices, depots and operational facilities that are primarily owned or leased by the client. It is anticipated that the business will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the business.

As at 31 March 2008, the principal offices owned by United Utilities Property Solutions were as shown in the table below:

Property	*Use*	*Floor area in sq ft*	*Utilisation*	*Tenure*
Borron Street, Stockport	Company offices	15,383	100%	Freehold
Dawson House, Warrington	Company & 3rd party offices	134,800	95%	Freehold
Hadrian Mill, Carlisle	Company & 3rd party offices	92,362	100%	Freehold
Hathersage Road, Manchester	Company & 3rd party offices	86,412	25%	Freehold
Manchester Road, Bolton	Company & 3rd party offices	117,898	60%	Freehold
Linley House, Manchester	Company & 3rd party offices	83,479	50%	Freehold
Whitebirk, Blackburn	Company offices	45,040	100%	Freehold

5.3 ***Other property assets***

In addition to the properties described above, the Group occupies various other properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the Group or leased. It is anticipated that the Group will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the Group.

As at 31 March 2008, the principal offices owned by third parties and used by the Group were as follows:

Property	*Use*	*Floor area in sq ft*	*Utilisation*	*Tenure*
Gemini, Warrington	Company offices	10,300	100%	Leasehold
Oakland House, Manchester	Company offices	40,732	100%	Leasehold
Clearwater, Lingley Mere, Warrington	Company offices	27,405	100%	Leasehold
Whitehaven, Cumbria	Company offices	22,141	100%	Leasehold

5.4 ***Lingley Mere Business Park development***

In February 2004, the Group entered into a 15-year joint venture agreement with Muse Developments Limited (formerly AMEC Developments Limited) to develop land at Lingley Mere, Warrington. Over

a period of time, the Group will invest up to £20 million in this joint venture, mainly in the form of land.

5.5 *Environmental issues*

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The Group has a programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations.

None of the land owned or occupied by the Group is currently designated as contaminated but it owns or occupies, or is required to work within sites that have potentially been adversely affected by virtue of prior use. A site owned or occupied by the Group may therefore in future be designated as contaminated land or the Group may be required to work within a site that is already, or becomes, designated as contaminated land.

6. The Group's strategy

The Group's vision is to be a world class operator of utility infrastructure.

It seeks to provide growth for shareholders, value-for-money for customers and positive benefits for society and the environment.

The key elements of the Group's strategy are to improve operational performance, successfully execute its capital investment programme, meet its efficiency targets, prepare for the next water price review and deliver its non-regulated growth strategy.

7. Selected historical financial information

7.1 *United Utilities*

Presented below is selected historical financial information for United Utilities. United Utilities was required for the first time to prepare consolidated financial statements under IFRS for the year ended 31 March 2006. These 2006 financial statements included restated comparative figures for the year ended 31 March 2005 prepared in accordance with IFRS.

The consolidated financial information for the year ended 31 March 2008 has been extracted, without material adjustment, from United Utilities' preliminary results which were announced on 3 June 2008. The financial information in the preliminary results announcement has been extracted, without material adjustment, from United Utilities' audited consolidated financial statements for the year ended 31 March 2008 which are expected to be published at the end of June 2008 and which were prepared in accordance with IFRS. The consolidated financial information for the years ended 31 March 2007 and 31 March 2006 has been extracted, without material adjustment, from United Utilities' audited financial statements for the year ended 31 March 2007 which were prepared in accordance with IFRS. The consolidated financial information for the year ended 31 March 2005 has been extracted without material adjustment from the comparative information restated in accordance with IFRS for that year which was presented in the financial statements for the year ended 31 March 2006.

The results of United Utilities Electricity, the Group's industrial waste and facilities management operations and its share of results from its associates have been disclosed within discontinued operations for the year ended 31 March 2008, as explained in section 1.6 of Part II. Corresponding amounts for the year to 31 March 2007 have been re-presented accordingly in the preliminary results for the year ended 31 March 2008. The results of the Group's business process outsourcing business, Vertex, have been disclosed within discontinued operations in the consolidated income and cash flow statements for the year ended 31 March 2007. Corresponding amounts for the year ended 31 March

2006 have been re-presented accordingly in the financial statements for the year ended 31 March 2007.

Operating profit and investment income for the year ended 31 March 2006 have also been re-presented, as the Group has changed its presentation of interest income and expenditure associated with its defined benefit pension schemes.

Investors should read the whole of the financial information set out in the preliminary results for the year ended 31 March 2008, and the audited financial statements for the years ended 31 March 2007, 31 March 2006 and 31 March 2005, and should not rely solely on key or summarised information in this document.

Consolidated income statements

	Year ended 31 March 2008	*Year ended 31 March 2007 (Re-presented)*
Continuing operations	*£m*	*£m*
Revenue	2,362.9	1,986.7
Other income	21.3	8.9
Employee benefits expense	(317.5)	(254.1)
Depreciation and amortisation expense	(248.2)	(221.3)
Infrastructure renewals expenditure	(120.1)	(101.2)
Other operating costs	(1,035.2)	(776.9)
Total operating expenses	(1,699.7)	(1,344.6)
Operating profit	663.2	642.1
Investment income	146.7	118.3
Finance expense	(331.6)	(258.1)
Investment income and finance expense	(184.9)	(139.8)
Profit before taxation	478.3	502.3
Taxation	(62.0)	(143.9)
Profit for the year from continuing operations	416.3	358.4
Discounted operations		
Profit for the period from discontinued operations	492.9	75.1
Profit for the year	909.2	433.5

Consolidated income statements

Continuing operations	*Year ended 31 March 2007 £m*	*Year ended 31 March 2006 £m*
Revenue	2,323.0	2,086.0
Other income	22.2	21.1
Employee benefits expense	(280.3)	(257.3)
Depreciation and amortisation expense	(288.5)	(282.8)
Infrastructure renewals expenditure	(101.2)	(70.6)
Other operating costs	(847.7)	(766.9)
Total operating expenses	(1,495.5)	(1,356.5)
Operating profit	827.5	729.5
Investment income	138.2	68.5
Finance expense	(308.4)	(352.9)
Investment income and finance expense	(170.2)	(284.4)
Share of results of associated company	18.7	–
Profit before taxation	676.0	445.1
Taxation	(175.3)	(122.0)
Profit for the year from continuing operations	500.7	323.1
Discounted operations		
Loss for the period from discontinued operations	(67.2)	(114.9)
Profit for the year	433.5	208.2
Attributable to:		
Equity holders of United Utilities	433.5	207.9
Minority interest	–	0.3
	433.5	208.2

Consolidated income statements

Continuing operations	*Year ended 31 March 2006 £m*	*Year ended 31 March 2005 £m*
Revenue	2,386.8	2,103.7
Other income	21.8	19.8
Employee benefits expense	(429.0)	(392.8)
Depreciation and amortisation expense	(320.3)	(330.7)
Other operating costs	(893.8)	(718.9)
Restructuring costs	(25.5)	(29.7)
Total operating expenses	(1,646.8)	(1,452.3)
Operating profit	740.0	651.4
Investment income	54.0	38.3
Finance expense:		
Fair value loss on debt and derivative instruments	(15.7)	-
Other finance expense	(339.0)	(322.1)
Investment income and finance expense	(300.7)	(283.8)
Profit before taxation	439.3	367.6
Taxation	(120.3)	(96.1)
Profit for the year from continuing operations	319.0	271.5
Discounted operations		
Loss for the period/year from discontinued operations	(110.8)	(9.4)
Profit for the year	208.2	262.1
Attributable to:		
Equity holders of the company	207.9	260.3
Minority interest	0.3	1.8
	208.2	262.1

Consolidated balance sheets

	As at 31 March 2008 £m	*As at 31 March 2007 £m*	*As at 31 March 2006 £m*	*As at 31 March 2005 £m*
Non-current assets	7,907.4	9,315.6	9,186.0	8,801.0
Current assets	2,429.0	2,945.3	2,110.4	1,348.3
Current liabilities	(1,874.9)	(2,502.5)	(1,699.9)	(1,576.7)
Non-current liabilities	(5,251.5)	(7,023.6)	(6,965.6)	(6,428.2)
Net assets	3,210.0	2,734.8	2,630.9	2,144.4

Consolidated statements of cash flows

	Year ended 31 March 2008	*Year ended 31 March 2007 (Re-presented)*
	£m	*£m*
Cash from operations	876.9	810.8
Interest paid	(299.9)	(341.8)
Interest received and similar income	119.1	99.8
Tax paid	(98.6)	(17.8)
Net cash generated from operating activities (discontinued operations)	99.5	204.3
Net cash generated from operating activities	697.0	755.3
Net cash generated from/(used in) investing activities	398.3	(445.2)
Net cash (used in)/generated from financing activities	(1,879.7)	580.3
Effect of exchange rate changes	148.9	6.4
Net (decrease)/increase in cash and cash equivalents	(635.5)	896.8
Cash and cash equivalents at beginning of year	2,340.7	1,443.9
Cash and cash equivalents at end of year	1,705.2	2,340.7

Consolidated statements of cash flows

	Year ended 31 March 2007	*Year ended 31 March 2006*
	£m	*£m*
Cash from operations	1,035.8	997.2
Interest paid	(385.3)	(345.0)
Interest received and similar income	111.6	66.2
Tax paid	(35.2)	(2.5)
Net cash generated from/(used in) operating activities (discontinued operations)	28.4	(4.5)
Net cash generated from operating activities	755.3	711.4
Net cash used in investing activities	(445.2)	(779.2)
Net cash generated from financing activities	580.3	654.1
Effect of exchange rate changes	6.4	(8.0)
Net increase in cash and cash equivalents	896.8	578.3
Cash and cash equivalents at beginning of year	1,443.9	865.6
Cash and cash equivalents at end of year	2,340.7	1,443.9

	Year ended 31 March 2006	*Year ended 31 March 2005*
	£m	*£m*
Cash from operations	1,004.5	732.2
Interest paid	(344.1)	(342.0)
Interest received and similar income	66.2	67.0
Tax paid	(3.2)	(1.7)
Net cash used in operating activities (discontinued operations)	(12.0)	(15.9)
Net cash generated from operating activities	711.4	439.6
Net cash used in investing activities	(779.2)	(852.1)
Net cash generated from financing activities	654.1	237.3
Effect of exchange rate changes	(8.0)	0.9
Net increase/(decrease) in cash and cash equivalents	578.3	(174.3)
Cash and cash equivalents at beginning of year	865.6	1,039.9
Cash and cash equivalents at end of year	1,443.9	865.6

7.2 *United Utilities Group*

The financial information set out below has been extracted without material adjustment from the financial information relating to United Utilities Group prepared in accordance with IFRS, the full text of which is set out in Part III of this document.

	As at 23 April 2008
	£
Total current assets	50,002
Total current liabilities	(50,000)
Net assets	2

8. Capitalisation and indebtedness

8.1 *Capitalisation and indebtedness of United Utilities*

The following tables show the capitalisation and the total indebtedness and net indebtedness of the Group as at 31 March 2008. The information in these tables and the financial information in the preliminary results for the financial year ended 31 March 2008 which were announced on 3 June 2008, has been extracted, without material adjustment, from United Utilities audited consolidated financial statements for the year ended 31 March 2008 which are expected to be published at the end of June 2008. There have been no material changes since 31 March 2008 save as disclosed below.

	At 31 March 2008
Indebtedness	*£m*
Total current debt	
– unguaranteed/unsecured	(878.4)
Total non-current debt	
– unguaranteed/unsecured	(3,788.9)
Total indebtedness	(4,667.3)
Shareholders' equity	
Share capital	881.6
Share premium account	1,429.3
Revaluation reserve	158.8
Treasury shares	(0.3)
Cumulative exchange reserve	7.6
Other reserves	58.1
Retained earnings	674.9
Total shareholders' equity	3,210.0

The following table shows the net financial indebtedness of the Group as at 31 March 2008.

	At 31 March 2008
Net financial indebtedness	*£m*
Cash	140.9
Short term bank deposits	1,669.6
Cash and short term deposits	1,810.5
Bonds	(738.0)
Bank and other term borrowings	(22.4)
Bank overdrafts	(105.3)
Finance lease obligatons	(12.7)
Current financial debt	(878.4)
Net current financial indebtedness	932.1
Bonds	(3,031.5)
Bank and other term borrowings	(701.1)
Finance lease obligations	(56.3)
Non-current financial indebtedness	(3,788.9)
Net financial indebtedness	(2,856.8)

On 1 April 2008, borrowings of US$500 million have been repaid, reducing the indebtedness of the Group by approximately £251.8 million. The repayment has no impact on the net indebtedness of the Group.

Contingent and indirect indebtedness

United Utilities and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts and given guarantees in respect of the Group's share of certain contractual obligations of joint ventures.

Derivatives

The Group held derivative financial instruments as at 31 March 2008 which are not reflected in the analysis above. The derivatives had the following fair values as at 31 March 2008:

	At 31 March 2008
	£m
Non-current assets	
Derivative financial instruments	44.3
Current assets	
Derivative financial instruments	99.0
Non-current liabilities	
Derivative financial instruments	(53.2)
Current liabilities	
Derivative financial instruments	(136.7)
	(46.6)

8.2 ***Maturity of borrowings and undrawn committed borrowing facilities***

Of the Group's indebtedness, £878.4 million matures within one year, £183.2 million between one and two years, £299.9 million between two and five years and £3,305.8 million over five years. The Group had undrawn committed facilities of £1,599.6 million at 31 March 2008. Of the amounts undrawn, £50.0 million expires within one year, £350 million between one and two years, £1,029.6 million between two and five years and £170.0 million over five years.

8.3 ***Capitalisation and indebtedness of United Utilities Group***

United Utilities Group's capitalisation as at 23 April 2008 was £2 and its cash was £2. As at 23 April 2008, United Utilities Group had indebtedness of £50,000. This £50,000 comprises the Redeemable Preference Shares which bear interest at 0.0001 per cent. per annum and are accounted for in accordance with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" and are presented as a financial liability. As at 23 April 2008, United Utilities Group had no banking facilities in place nor did it have any indirect indebtedness or contingent liabilities or guarantees.

9. Dividend policy

On 29 November 2007, the Board outlined a new dividend policy which applies from the current financial year (2008/09) to reflect the revised composition and earnings profile of the Group. In light of the sale of United Utilities Electricity and the Return of Capital, the dividend per share from 2008/09 will be reduced by 30 per cent. compared with the 2007/08 dividend per share of 46.67 pence. Thereafter, the Group's revised dividend policy is intended to target a growth rate of RPI plus two per cent. to be applied from 2009/10 to the 2008/09 revised dividend per share.

10. Effect on earnings

The Proposals will not change the Group's underlying operational performance, but will alter its capital structure. Given the increased level of gearing assumed by the Group following the Proposals, it is expected that the Group's underlying interest charge will increase, negatively impacting profit after tax, while the reduction in the number of shares in issue at the United Utilities Group level (when compared with the number of shares in issue at the United Utilities level prior to the Scheme Effective Date) will result in a positive impact on earnings per share.

11. Current trading and prospects

United Utilities' preliminary results for the year ended 31 March 2008 were announced on 3 June 2008. The financial information in the preliminary results announcement has been extracted, without material adjustment, from United Utilities' audited consolidated financial statements for the year ended 31 March 2008 which are expected to be published at the end of June 2008. The following paragraph contains highlights of those results and summarises the statements made regarding the Group's current trading and prospects.

For the year ended 31 March 2008:

- Underlying operating profit[1] up 7 per cent. to £677 million.
- Completed sale of United Utilities Electricity for a substantial premium to its regulatory asset value.
- Capital expenditure in regulated activities up 45 per cent. to £826 million and in line with regulatory assumptions.
- Focus on core skills delivers operational improvements: outperformed tougher leakage target.
- Enhanced liquidity: pre-funded for capital investment programmes through to 2010.
- Extended major outsourcing contracts with Southern Water and British Gas Trading.

United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax[2] increased by 17 per cent. to £476 million and underlying operating profit[3] was up by 7 per cent. to £677 million.

1, 2, 3 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in section 21 of Part X.

The Group is pre-funded for its capital investment programme through to 2010. The Group recently improved its liquidity position by enhancing its committed medium-term bank facilities. This provides the Group with increased flexibility in terms of when and how it raises further debt finance.

The Group's regulated activities have delivered strong growth in the period with operating profit up 5 per cent., an increase of 8 per cent. on an underlying basis[4]. This growth primarily reflects the regulated price increase, which supports high levels of essential investment in the Group's infrastructure. This investment enables the Group to deliver better service for customers and make environmental improvements.

Capital investment in the Group's regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year. This is 45 per cent. higher than in the previous financial year as the Group is now in the peak phase of its current capital expenditure programmes. The Group has agreed a new strategy with Ofwat for processing and disposing of sewerage sludge, based on increasing capacity at an existing site rather than developing a new site. Its capital investment programme have been re-profiled to reflect this agreement and the Group is now broadly in line with regulatory assumptions. This new strategy will reduce the Group's carbon footprint compared with the original solution.

The Group's business improvement initiatives are delivering cost savings and the Group remains confident of delivering regulatory outputs and meeting its efficiency targets across this price review period.

In non-regulated activities, underlying operating profit[5] for the year ended 31 March 2008 was slightly higher than that of the previous year, reflecting the first time inclusion of the results of the outsourcing contract with Electricity North West Limited. The Group has a strong order book worth over £6 billion in revenue and recently announced the extension of its contract with Southern Water through to March 2015. In January 2008, the Group also agreed an 18 month extension to June 2010 on the Group's metering contract with British Gas Trading. In addition, the Group has recently been selected as preferred bidder by Townsville City Council in Australia to undertake its water supply upgrade project.

The Board expects the Group to continue to deliver a strong financial performance over the remainder of this regulatory period, underpinned by allowed price rises to fund substantial investment in the Group's networks. Continued investment in the Group's assets will help to raise environmental standards further and improve the service offered to customers.

12. Working capital statement

United Utilities Group is of the opinion that the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this Prospectus.

4, 5 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in section 21 of Part X.

PART II

OPERATING AND FINANCIAL REVIEW

The section that follows should be read in conjunction with Part I "Information on United Utilities and United Utilities Group" and Part III "Historical financial information relating to United Utilities Group". Investors should read the whole of this document and the documents incorporated herein by reference and should not rely on the summary operating and financial information set out in this Part II. Unless otherwise stated, the financial information for the Group considered in this Part II has been extracted without material adjustment from United Utilities' preliminary results for the year ended 31 March 2008, which were announced on 3 June 2008, and the audited consolidated financial statements of United Utilities for the years ended 31 March 2007 and 31 March 2006, which are incorporated into this document by reference. The financial information in the preliminary results announcement was extracted, without material adjustment, from United Utilities' audited consolidated financial statements for the year ended 31 March 2008 which are expected to be published at the end of June 2008. The financial statements for the years ended 31 March 2008, 31 March 2007 and the financial statements for the year ended 31 March 2006 (including the comparative figures for the year ended 31 March 2005) have been prepared in accordance with IFRS.

The principal risks and uncertainties facing the Group's business that may cause a difference in the Group's actual results include, but are not limited to, those discussed in the section of this document headed "Forward-looking statements" and "Risk Factors".

1. Management discussion and analysis of financial condition and operating results

1.1 *Business overview*

The Group's principal revenue stream for the three years ended 31 March 2008 was derived from the provision of water and wastewater services and infrastructure management services, which generated revenue from continuing operations of £2,362.9 million and operating profit from continuing operations of £663.2 million for the year ended 31 March 2008.

United Utilities Electricity was sold to North West Electricity Networks in December 2007 as described more fully in section 15 of Part X. United Utilities Electricity Services has an asset services agreement with Electricity North West Limited to manage the electricity distribution assets for an initial eight year term (commencing 1 April 2007) with the potential to extend the contract for a further five years.

1.2 *General factors which affect operating results and financial condition*

The following industry-related factors have had and are likely to continue to have a material effect on the Group's results of operations and financial condition:

Economic regulation

The water and wastewater services (the "Regulated Business") are subject to incentive-based economic regulations which impose caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. See section 3.4 of Part IX for a description of the regulatory structure of the Regulated Business.

Capital expenditures and capital investment programmes

The Regulated Business requires significant capital expenditure for additions to, or replacement of assets, plant and equipment for its water and wastewater facilities and networks. The price limits set by Ofwat take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs.

United Utilities Water prepares for approval by Ofwat an asset management programme ("AMP") covering a five-year period which seeks to achieve the higher standards required by EU directives as implemented by the UK government. The four programmes since privatisation required or are estimated to require capital investment as follows:

AMP1	5 years to 31 March 1995	£1.8 billion
AMP2	5 years to 31 March 2000	£2.5 billion
AMP3	5 years to 31 March 2005	£3.0 billion
AMP4	5 years to 31 March 2010	£2.9 billion

Ofwat takes account of these investment programmes when setting price limits as described in section 4 of Part IX. Ofwat's primary duties include a requirement that regulated water and sewerage companies are able to finance their functions.

Capital investment, including £120.1 million of infrastructure renewals expenditure, amounted to £826.1 million during the year ended 31 March 2008. This is 45 per cent. higher than the previous year and reflects the peak phase of the Group's 2005-10 investment programme. A revised strategy on processing and disposing of sewerage sludge based on increasing capacity at an existing site rather than developing a new site has recently been agreed with Ofwat. After adjusting for this strategy, cumulative capital expenditure on water and wastewater assets was broadly in line with regulatory assumptions as at 31 March 2008. The business remains on course to meet its regulatory efficiency targets and deliver its outputs across the 2005-10 period.

Environmental regulations

Various government environmental protection and health and safety laws and regulations govern the Regulated Business. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and the quality of electricity supply, which affect the Group's operations. In addition, the Group is required to obtain various environmental permissions from regulatory agencies for its operations. The Group estimates that the additional funding likely to be required to complete UID programmes which are designed to meet statutory obligations and deliver environmental benefits, could be in the order of £700 million.

Debt collection

The Group manages the billing, cash collection and debt management activities for approximately 3.2 million domestic and business customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. The Group's aim is to improve continually upon the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 prevents licensed water utilities from terminating services to customers for non-payment, the effective management of customer relationships is an important factor in controlling bad debts.

1.3 *Significant non-recurring items that affect the Group's results of operations*

Disposal of Your Communications business and interest in THUS Group

On 26 February 2006, the Your Communications business was sold to THUS Group. The initial consideration for the sale of Your Communications was the issue to the Group of 391,532,852 ordinary shares with a market value of 15.5 pence per share in THUS Group, together with the option to acquire up to a further 4.8 per cent. of shares in THUS Group, dependent upon the enlarged THUS group's future share price performance. In accordance with IFRS, the assets and liabilities were adjusted to their fair value less costs to sell as at September 2005, when the business was deemed to meet the definition of a disposal group under IFRS 5, 'Non Current Assets Held for Sale and Discontinued Operations'. A reduction in the carrying value of Your Communications of £147.7 million before taxation was recorded (£116.1 million post-tax). The Group has subsequently recorded a loss on disposal of £9.1 million before taxation as a result of the exit (£14.3 million gain post-tax).

On 19 June 2007, the Group sold its shares in THUS Group (which represented, at that time, 22.63 per cent. of the issued share capital of THUS Group) with institutional investors at a price of 183 pence per share via an accelerated book build. The placing left the Group with no residual shareholding in THUS Group. The sale of its stake in THUS Group completed the Group's exit from the telecoms sector. The £10.0 million loss on disposal of the stake in THUS Group is treated as an adjustment to the consideration arising on the disposal of Your Communications and so both the loss and the Group's share of THUS's results prior to disposal are disclosed in discontinued operations in the preliminary results for the year ended 31 March 2008.

Disposal of Vertex

On 26 March 2007, the Group completed the sale of Vertex to a consortium of US-based private equity firms led by Oak Hill Capital Partners. The initial consideration was £217.5 million. The total fair value of consideration was £192.9 million, comprising cash of £206.4 million, the repayment of intra-group debt and the assumption by the vendor of certain liabilities of Vertex. The Group recognised a loss on disposal of £65.1 million and assumed a liability in respect of deferred contingent consideration of £13.5 million, resulting in a total pre-tax loss on disposal of £78.6 million (£67.2 million post-tax).

Disposal of United Utilities Electricity

On 19 December 2007, the Group completed the sale of United Utilities Electricity to Electricity North West Limited for a total enterprise value of £1,782 million. The net equity proceeds of the sale of £1,050 million will form part of the Return of Capital.

United Utilities Electricity Services has an asset services agreement with North West Electricity Networks which covers the operation and maintenance of the electricity distribution assets, delivery of the capital investment programme and the provision of connections.

Disposal of industrial liquid waste and facilities management operations

During the financial year ended 31 March 2008, the Group completed the disposal of its industrial liquid waste operations to Group Tradebe, the parent company of Advanced Waste Solutions Limited, and its facilities management operations were sold to Europa Facility Holdings Limited.

1.4 ***Operating results for the financial year ended 31 March 2006 compared with prior financial year***

The financial table below indicates the development of the Group's business over the course of the two years ended 31 March 2006 in terms of revenue, costs, operating profit, profit before taxation and earnings per share. All numbers are stated on a comparable basis in accordance with IFRS. The results of the Group's business processing outsourcing business, Vertex, have been disclosed within continuing operations in each of the years ended 31 March 2005 and 31 March 2006.

Continuing operations	*Year ended 31 March 2006 £m*	*Year ended 31 March 2005 £m*
Revenue	2,386.8	2,103.7
Other income	21.8	19.8
Employee benefits expense	(429.0)	(392.8)
Depreciation and amortisation expense	(320.3)	(330.7)
Other operating costs	(893.8)	(718.9)
Restructuring costs	(25.5)	(29.7)
Total operating expenses	(1,646.8)	(1,452.3)
Operating profit	740.0	651.4

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Investment income	54.0	38.3
Finance expense:		
Fair value loss of debt and derivative instruments	(15.7)	–
Other finance expense	(339.0)	(322.1)
	(354.7)	(322.1)
Investment income and finance expense	(300.7)	(283.8)
Profit before taxation	439.3	367.6
Taxation	(120.3)	(96.1)
Profit for the year from continuing operations	319.0	271.5
Discontinued operations		
Loss for the period/year from discontinued operation	(110.8)	(9.4)
Profit for the year	208.2	262.1
Attributable to:		
Equity holders of the company	207.9	260.3
Minority interest	0.3	1.8
	208.2	262.1
Earnings per share		
From continuing and discontinued operations:		
Basic	24.3p	33.3p
Diluted	24.2p	30.1p
From continuing operations:		
Basic	37.3p	34.5p
Diluted	37.1p	31.2p
Adjusted	50.5p	54.5p

Revenue from continuing operations increased by 13.5 per cent. to £2,386.8 million in the year ended 31 March 2006 compared with £2,103.7 million in the year ended 31 March 2005. These movements reflect growth across the licensed multi-utility and support services businesses.

An analysis of the Group's operating expenses for the period under review was as follows:

- Staff costs increased to £449.4 million (£429.0 million attributable to continuing operations) in the year ended 31 March 2006 compared with £418.7 million (£392.8 million attributable to continuing operations) in the year ended 31 March 2005 mainly due to an increase in headcount. The average number of full-time employees during the year ended 31 March 2006 was 17,029 compared with 15,935 for the prior year period.
- Depreciation and amortisation has decreased during the period under review, as a result of one-off write-offs in 2005.
- Other operating costs include materials, power, rates, contractor costs and other expenses. Other operating costs increased by 24.3 per cent. to £893.8 million in the year ended 31 March 2006 compared with £718.9 million in the year ended 31 March 2005 due to increased activity in the non-regulated sector of the business.
- Restructuring costs for the year ended 31 March 2006 were £25.5 million, principally arising from the acquisition by Vertex of Marlborough Stirling plc and from further restructuring, including severances and the rationalisation of property requirements in Vertex. Restructuring costs for the year ended 31 March 2005 of £29.7 million principally related to the restructuring programmes in licensed multi-utility operations in preparation for meeting the 2005 – 2010 efficiency challenges.

Operating profit from continuing operations increased by 13.6 per cent. in the year ended 31 March 2006 to £740.0 million. Operating profit from continuing operations before restructuring costs[1] increased by 12.4 per cent. in the year ended 31 March 2006 to £765.5 million.

The net finance expense for the year ended 31 March 2006 was £300.7 million compared with £283.8 million in the year ended 31 March 2005. The increase in the financial year 2005/06 primarily reflects the impact of IAS 39 introduced for the first time from 1 April 2005 of £15.7 million. Excluding IAS 39, the net finance expense has increased by 0.4 per cent. from £283.8 million to £285.0 million.

Profit before tax from continuing operations in the year ended 31 March 2006 increased by 19.5 per cent. to £439.3 million. This is stated after restructuring charges of £25.5 million (2004/05: £29.7 million).

Basic earnings per share, relating to continuing operations, increased by 8.1 per cent. to 37.3 pence in the year ended 31 March 2006 (2004/05: 34.5 pence), largely as a result of the increase in operating profit. Prior period earnings per share have been re-presented to take account of the bonus element of the rights issue.

Adjusted basic earnings per share[2] decreased by 7.3 per cent. to 50.5 pence (2004/05: 54.5 pence), principally reflecting the impact of increased continuing operating profit offset by the move from a current tax credit to a current tax charge and the impact of IAS 39. .

Total dividend per ordinary share for the year was 43.87 pence, an increase of 3.4 per cent. consistent with the Group's policy of growing dividends in line with inflation compared to 42.43 pence (re-presented for comparative purposes to take account of the bonus element of the rights issue) for the previous year.

The amortisation of certain intangible assets was £9.8 million in the year ended 31 March 2006 and £2.6 million in the year ended 31 March 2005 in respect of continuing operations. The amortisation of certain intangible assets in the year ended 31 March 2006 consisted of £8.7 million relating to business process outsourcing (2004/05: £3.2 million) and £1.1 million relating to infrastructure management (2004/05: £0.6 million credit). The increase in the year ended 31 March 2006 principally reflects the amortisation charge arising from the acquisition of Marlborough Stirling plc by Vertex, which was completed in May 2005.

The valuation of the Group's pensions schemes under IAS 19 resulted in a net pension surplus at 31 March 2006 of £19.3 million compared with a net obligation of £84.6 million at 31 March 2005. The Group made a lump sum pensions contribution of £319.5 million, split between the Group's two defined benefit pension schemes, on 31 March 2005.

1.5 *Operating results for the financial year ended 31 March 2007 compared with prior financial year*

The financial table below indicates the development of the Group's businesses over the course of the two years ended 31 March 2007 in terms of revenue, costs, operating profit, profit before taxation and earnings per share. All numbers are stated on a comparable basis in accordance with IFRS.

The results of the Group's business process outsourcing business, Vertex, have been disclosed within discontinued operations in the year ended 31 March 2007. Corresponding amounts for the year ended 31 March 2006 have been re-presented accordingly. Operating profit and investment income for the year ended 31 March 2006 have been re-presented, as the Group has changed its presentation of interest income and expenditure associated with its defined benefit pension schemes.

1, 2 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of these presentations is given on pages 16 and 17 of the Annual Report and Accounts of United Utilities for the year ended 31 March 2006 and pages 24 and 25 of the Annual Report and Accounts of United Utilities for the year ended 31 March 2007.

Continuing operations	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m
Revenue	2,323.0	2,086.0
Other income	22.2	21.1
Employee benefits expense	(280.3)	(257.3)
Depreciation and amortisation expense	(288.5)	(282.8)
Infrastructure renewals expenditure	(101.2)	(70.6)
Other operating costs	(847.7)	(766.9)
Total operating expenses	(1,495.5)	(1,356.5)
Operating profit	827.5	729.5
Investment income	138.2	68.5
Finance expense	(308.4)	(352.9)
Investment income and finance expense	(170.2)	(284.4)
Share of results of associated company	18.7	-
Profit before taxation	676.0	445.1
Taxation	(175.3)	(122.0)
Profit for the year from continuing operations	500.7	323.1
Discontinued operations		
Loss for the period from discontinued operations	(67.2)	(114.9)
Profit for the year	433.5	208.2
Attributable to:		
Equity holders of the company	433.5	207.9
Minority interest	–	0.3
	433.5	208.2
Earnings per share		
From continuing and discontinued operations:		
Basic	49.4p	24.3p
Diluted	49.2p	24.2p
From continuing operations:		
Basic	57.1p	37.8p
Diluted	56.9p	37.6p

Revenue from continuing operations increased by 11.4 per cent. to £2,323.0 million in the year ended 31 March 2007 compared with £2,086.0 million in the year ended 31 March 2006. These movements reflected growth across all of the Group's businesses.

An analysis of the Group's operating expenses for the period under review was as follows:

- Staff costs increased to £477.3 million (£280.3 million attributable to continuing operations) in the year ended 31 March 2007 compared with £469.7 million (£257.3 million attributable to continuing operations) in the year ended 31 March 2006 mainly as a result of inflationary wage increases. The average number of full-time employees during the year ended 31 March 2007 was 16,868 compared with 17,029 for the prior year period.

- Depreciation and amortisation increased during the period under review, reflective of the increase in the regulatory asset base.

- Infrastructure renewals expenditure increased during the period under review as a result of the spend profile for the AMP4 period.
- Other operating costs include materials, power, rates, contractor costs and other expenses. Such costs increased by 10.5 per cent. to £847.7 million in the year ended 31 March 2007 compared with £766.9 million in the year ended 31 March 2006 due to increased power prices, an increased rateable asset base and increased infrastructure renewals activity in the year.

Operating profit from continuing operations increased by 13.4 per cent. in the year ended 31 March 2007 to £827.5 million. Underlying operating profit from continuing operations[3] increased 8.4 per cent. in the year ended 31 March 2007 to £816.0 million.

The finance expense relating to continuing operations for the year ended 31 March 2007 was £308.4 million compared with £352.9 million in the year ended 31 March 2006. This expense includes considerable volatility in respect of fair value movements on debt and derivative financial instruments. The underlying cost of net borrowings from continuing operations[4] for the year ended 31 March 2007 was £279.7 million compared with the prior year figure of £285.0 million.

Profit before tax from continuing operations in the year ended 31 March 2007 increased by 51.9 per cent. to £676.0 million. Included within profit before tax from continuing operations is £18.7 million in relation to the Group's share of the results of its then associate, THUS Group. Adjusting for the impact of this, other non-recurring items and for fair value gains and losses on debt and derivative instruments results in an underlying profit before tax from continuing operations[5] of £561.4 million, an increase of 15.9 per cent. from the prior year period.

Basic earnings per share relating to continuing operations increased by 51.1 per cent. to 57.1 pence in the year ended 31 March 2007 compared with 37.8 pence for the prior year period.

The total dividend per ordinary share for the year was 44.93 pence, an increase of 2.4 per cent. from the prior year.

1.6 *Operating results for the financial year ended 31 March 2008 compared with prior financial year*

The financial table below indicates the development of the Group's businesses over the course of the two years ended 31 March 2008 in terms of revenue, operating profit, profit before taxation and earnings per share. All numbers are stated on a comparable basis in accordance with IFRS.

United Utilities Electricity is treated as a discontinued operation in the results for the year ended 31 March 2008. In the period 1 April 2007 to 19 December 2007, profit after tax generated from the electricity distribution assets was £121.8 million compared with £118.5 million for the year ended 31 March 2007. The profit on disposal of United Utilities Electricity amounted to £371.2 million.

In the period 1 April 2007 to 26 October 2007, a loss after tax of £0.1 million was recorded from the Group's industrial liquid waste operations compared with profit after tax of £1.7 million for the year ended 31 March 2007. The facilities management operations made a profit after tax of £1.3 million for the period 1 April 2007 to 22 February 2008 compared with a profit after tax of £3.4 million for the year ended 31 March 2007.

The Group sold its 22.63 per cent. stake in THUS Group earlier in the financial year, which completed its exit from the telecoms sector. The £10.0 million loss on disposal of the stake in THUS Group is treated as an adjustment to the consideration arising on the disposal of Your Communications and so both the loss and the Group's share of THUS' results prior to disposal are disclosed in discontinued operations in the preliminary results for the year ended 31 March 2008.

3, 4, 5 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of these presentations is given on pages 16 and 17 of the Annual Report and Accounts of United Utilities for the year ended 31 March 2006 and pages 24 and 25 of the Annual Report and Accounts of United Utilities for the year ended 31 March 2007.

Having regard to the foregoing, results from continuing operations for the year to 31 March 2007 have been re-presented.

	Year ended 31 March 2008	*Year ended 31 March 2007 (Re-presented)*
Continuing operations	*£m*	*£m*
Revenue	2,362.9	1,986.7
Other income	21.3	8.9
Employee benefits expense	(317.5)	(254.1)
Depreciation and amortisation expense	(248.2)	(221.3)
Infrastructure renewals expenditure	(120.1)	(101.2)
Other operating costs	(1,035.2)	(776.9)
Total operating expenses	(1,699.7)	(1,344.6)
Operating profit	663.2	642.1
Investment income	146.7	118.3
Finance expense	(331.6)	(258.1)
Investment income and finance expense	(184.9)	(139.8)
Profit before taxation	478.3	502.3
Taxation	(62.0)	(143.9)
Profit for the year from continuing operations	416.3	358.4
Discontinued operations		
Profit for the period from discontinued operations	492.9	75.1
Profit for the year	909.2	433.5
Earnings per share		
From continuing and discontinued operations:		
Basic	103.3p	49.4p
Diluted	103.2p	49.2p
From continuing operations:		
Basic	47.3p	40.9p
Diluted	47.3p	40.7p

Revenue from continuing operations rose 19 per cent. to £2,362.9 million, reflecting the allowed price rise in the regulated business and the first year of the electricity distribution outsourcing contract in the non-regulated business.

Group operating profit from continuing operations increased by 3 per cent. to £663.2 million, with Group underlying operating profit from continuing operations up by 7 per cent.[6] This increase was underpinned by a strong performance in the regulated business.

The finance expense of £331.6 million was £73.5 million higher than in the prior year. This expense included a £42.7 million fair value loss on debt and derivative instruments, whereas the prior year included a £26.0 million fair value gain. The volatility in financing expense reflects the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the Group fixes interest rates for the duration of each five-year review period for the majority of its debt using interest rate swaps. IAS 39 limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility in the income statement. In addition, the impact of changes in credit spread on debt

6 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in section 21 of Part X.

accounted for at fair value through profit or loss can result in significant additional volatility. However, this volatility has no cash flow impact. Interest expense on swaps (on a pre-IAS 39 basis) and debt under the fair value option was £41.7 million, £15.6 million lower than the prior year.

Profit before taxation decreased by 5 per cent. to £478.3 million. Adjusting for the impact of restructuring costs, other one-off items and fair value movements in respect of debt and derivative instruments and the expected short-term interest benefit associated with the cash proceeds from the sale of United Utilities Electricity underlying profit before taxation[7] was £475.6 million, 17 per cent. ahead of the results for the year ended 31 March 2007.

Basic earnings per share relating to continuing operations increased by 16 per cent. to 47.3 pence.

2. Liquidity and capital resources

2.1 *Year ended 31 March 2008 compared with prior financial year*

The financial table below indicates the development of the Group's consolidated cashflows for the two years ended 31 March 2008. All numbers are stated on a comparable basis in accordance with IFRS.

The results of United Utilities Electricity, the Group's industrial waste and facilities management operations and its share of results from its associates have been disclosed within discontinued operations for the year ended 31 March 2008, as more fully described in section 1.6 of this Part II above. Corresponding amounts for the year to 31 March 2007 have been re-presented accordingly for the year ended 31 March 2008.

	Year ended 31 March 2008	*Year ended 31 March 2007 (Re-presented)*
	£m	*£m*
Operating activities		
Cash generated from operations	876.9	810.8
Interest paid	(299.9)	(341.8)
Interest received and similar income	119.1	99.8
Tax paid	(98.6)	(17.8)
Net cash generated from operating activities (continuing operations)	597.5	551.0
Net cash generated from operating activities (discontinued operations)	99.5	204.3
	697.0	755.3
Investing activities		
Net cash outflow from group reorganisation	(15.0)	–
Disposal of investments	0.6	–
Disposal of associated company	75.8	–
Disposal of subsidiaries	1,152.7	206.4
Purchase of property, plant and equipment	(644.5)	(548.5)
Purchase of other intangible assets	(25.3)	(5.0)
Proceeds from sale of property, plant and equipment	15.0	27.0
Net cash generated from/(used in) investing activities (continuing operations)	559.3	(320.1)
Net cash used in investing activities (discontinued operation)	(161.0)	(125.1)
	398.3	(445.2)

7 The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in section 21 of Part X.

	Year ended 31 March 2008	Year ended 31 March 2007 (Re-presented)
	£m	£m
Financing activities		
Proceeds from issue of ordinary shares	9.2	18.5
Cash (used in)/proceeds from structured financing	(170.1)	81.4
Proceeds from borrowings	1,068.9	1,600.8
Repayment of borrowings	(2,297.2)	(821.0)
Dividends paid to equity holders of the company	(400.4)	(387.3)
Dividends received from discontinued operations	100.0	36.0
Net cash (used in)/generated from financing activities (continuing operations)	(1,689.6)	528.4
Net cash (used in)/generated from financing activities (discontinued operations)	(190.1)	51.9
	(1,879.7)	580.3
Effects of exchange rate changes	148.9	6.4
Net (decrease)/increase in cash and cash equivalents (continuing operations)	(383.9)	765.7
Net (decrease)/increase in cash and cash equivalents (discontinued operation)	(251.6)	131.1
	(635.5)	896.8
Cash and cash equivalents at beginning of the year	2,340.7	1,443.9
Cash and cash equivalents at end of the year	1,705.2	2,340.7

The Group's primary source of liquidity is cash generated from its ongoing business operations.

Cash generated from the Group's continuing operations for the year ended 31 March 2008 was £876.9 million compared with £810.8 million in the prior year. High levels of capital expenditure continue, principally in the regulated water and wastewater investment programmes. The Group's net capital expenditure on property, plant and equipment for 2007/08 was £629.5 million, excluding infrastructure renewals expenditure which is included as an operating cost in the income statement under IFRS.

Cash and short-term deposits at 31 March 2008 amounted to £1,810.5 million which, inclusive of medium term committed bank facilities and net of short-term debt, results in total available liquidity of £2,494.4 million. During the year the Group redeemed a €1 billion 6.625 per cent bond from existing cash resources primarily generated from issuances of index-linked debt.

The Group retains an excellent pre-funded position for its capital investment programmes through to 2010 and further enhanced its liquidity by arranging or extending the maturity date of £500 million of committed medium-term bank credit facilities since 30 September 2007. Furthermore, the Group is in discussion with the European Investment Bank, with which it has a long-standing relationship, regarding a new £400 million term loan for United Utilities Water.

Net debt, including derivatives at 31 March 2008 was £2,903.4 million, a decrease of £740.7 million compared with 31 March 2007 (after adjusting for £481.6 million of net debt relating to discontinued operations which has exited the Group). This movement principally reflects the receipt of cash proceeds from the sales of United Utilities Electricity and the Group's stake in THUS Group, plus cashflow from operating activities, offset by expenditure on the regulated water and wastewater capital investment programmes and payments of interest, tax and dividends. This reduction in net borrowings is expected to be short-term since the Group intends to return £1.5 billion to Shareholders in August 2008.

Gearing (net borrowings divided by the regulatory capital value) decreased to 39 per cent. at 31 March 2008, compared with 52 per cent. at 31 March 2007. Following the proposed £1.5 billion Return of Capital, gearing will increase and is expected to move the Group towards the upper end of Ofwat's assumed range of 55 to 65 per cent. by the end of this regulatory review period.

In the year ended 31 March 2008, the Group issued a total of £185 million of long-term, index-linked notes through its multi-issuer euro medium-term note programme. This comprised a £50 million issue at a real interest rate of 1.702 per cent. with a 50.5 year maturity, a £100 million issue at a real interest rate of 1.585 per cent. with a 50 year maturity and a £35 million issue at a real interest rate of 1.66 per cent. with a 30 year maturity.

2.2 ***Year ended 31 March 2007 compared with prior financial year***

The financial table below indicates the development of the Group's consolidated cashflows for the two years ended 31 March 2007. All numbers are stated on a comparable basis in accordance with IFRS.

The cashflows for the year ended 31 March 2006 have been re-presented to include Vertex as a discontinued operation.

	Year ended 31 March 2007 £m	*Year ended 31 March 2006 £m*
Operating activities		
Cash generated from operations	1,035.8	997.2
Interest paid	(385.3)	(345.0)
Interest received and similar income	111.6	66.2
Tax paid	(35.2)	(2.5)
Net cash generated from operating activities (continuing operations)	726.9	715.9
Net cash generated from/(used in) operating activities (discontinued operations)	28.4	(4.5)
	755.3	711.4
Investing activities		
Disposal of subsidiaries	206.4	–
Purchase of investments	–	(85.3)
Purchase of property, plant and equipment	(659.3)	(598.1)
Purchase of other intangible assets	(5.9)	(31.6)
Proceeds from sale of property, plant and equipment	34.3	29.1
Financial restructuring of joint ventures	–	13.2
Net cash used in investing activities (continuing operations)	(424.5)	(672.7)
Net cash used in investing activities (discontinued operations)	(20.7)	(106.5)
	(445.2)	(779.2)

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m
Financing activities		
Proceeds from issue of ordinary shares	18.5	528.3
Proceeds from structured financing	81.4	–
Proceeds from borrowings	1,700.8	943.8
Repayment of borrowings	(825.4)	(472.6)
Dividends paid to equity holders of the company	(387.3)	(344.7)
Net cash generated from financing activities (continuing operations)	588.0	654.8
Net cash used in financing activities (discontinued operations)	(7.7)	(0.7)
	580.3	654.1
Effects of exchange rate changes	6.4	(8.0)
Net increase in cash and cash equivalents (continuing operations)	896.8	690.0
Net decrease in cash and cash equivalents (discontinued operation)	–	(111.7)
Cash and cash equivalents at beginning of the year	1,443.9	865.6
Cash and cash equivalents at end of the year	2,340.7	1,443.9

Net cash inflow from the Group's operating activities (continuing operations) increased to £726.9 million, from £715.9 million in the year ended 31 March 2006.

In the year ended 31 March 2007 tax paid was £35.2 million compared with £2.5 million for the prior year period.

Net cash outflow from the Group's investing activities (continuing operations) decreased to £424.5 million, from £672.7 million for the year ended 31 March 2006.

The capital investment spend on property, plant and equipment of £659.3 million for the year ended 31 March 2007 represented a 10.2 per cent. increase over the year ended 31 March 2006, reflecting the planned re-phasing of the AMP4 capital programme. Cash receipts of £206.4 million from the disposal of subsidiaries arose from the sale of Vertex. As a result of the above, cash and cash equivalents increased by £896.8 million in the year ended 31 March 2007.

Borrowings net of cash and short-term deposits decreased by £225.6 million to £3,961.1 million in the year ended 31 March 2007 (£4,125.7 million including derivatives). Gearing, measured as borrowings net of cash and short-term deposits divided by total capital employed (being shareholders' equity plus borrowings net of cash and short-term deposits), decreased to 59.2 per cent. compared with 61.4 per cent. at 31 March 2006.

2.3 ***Short-term liquidity***

Short-term liquidity requirements are met from the Group's normal operating cashflow. Further liquidity is provided by cash and short-term deposit balances, the Group's US$1.5 billion euro-commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities.

2.4 *Long-term liquidity*

The Group has effective access to the international debt capital markets through its €7 billion medium-term note programme. The programme does not represent a funding commitment, with funding only becoming committed when debt securities have been successfully issued.

2.5 *Interest rate management*

The Group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The Group's exposure to interest rate fluctuations is periodically managed in the medium term through the use of interest rate swaps and the use of financial futures contracts traded on the London International Financial Futures and Options Exchange. The average underlying cost of net borrowings for continuing operations was 5.8 per cent. for the year ended 31 March 2008 (2007: 6.3 per cent.).

3. Qualitative and quantitative disclosures on market risk

3.1 *Financial instruments*

The Group's financial instruments comprise cash, various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations.

The primary financial risks arising from the Group's financial instruments are interest rate risk and currency risk.

Interest rate risk

The Group's fixed rate borrowings are exposed to a risk of change in their fair value due to changes in interest rates. The Group's floating rate borrowings are exposed to a risk of change in cashflows due to changes in interest rates. Investments in equity securities and short-term receivables and payables are not exposed to interest rate risk. The Group uses interest rate swap contracts and financial futures to hedge these exposures. Under an interest rate swap, the Group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the Group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value. Non-current asset investments, trade and other receivables and trade and other payables are not directly exposed to interest rate risk.

Currency risk

The Group is exposed to currency risk on borrowings that are denominated in currencies other than the respective functional currencies of Group entities. The Group utilises cross-currency swap contracts to hedge this exposure. Under a cross-currency swap, the Group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the Group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value. The Group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than their functional currencies. Accordingly, the Group has no material unhedged foreign currency exposures.

3.2 *Effects of inflation*

Inflation affects revenue, operating expense and finance expense. However, the impact of inflation has not had a material effect on the Group's operating results for the years ended 31 March 2007 or 31 March 2008.

3.3 *Other risks*

For a discussion of other risk factors faced by the Group which may affect results of operations, please refer to the section of this document headed "Risk Factors".

4. Research and development, patents and licences

The Group undertakes research primarily to provide improved standards of service to customers, together with continuing improvements in business efficiency. Its intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes to ensure that treatment plants are able to meet the required current and future standards of environmental performance.

Research and development expenditure by the Group was £1.7 million in the year ended 31 March 2008, £2.4 million in the year ended 31 March 2007, £1.9 million in the year ended 31 March 2006 and £0.8 million in the year ended 31 March 2005.

The Group acquires patents in order to provide protection for those ideas and inventions which it intends to exploit commercially. As at 31 March 2008, there were 25 inventions which have patents awarded in several jurisdictions.

The Group grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. The Group may, as part of such licences, provide support to licensees for the purposes of marketing the product or service.

PART III

HISTORICAL FINANCIAL INFORMATION RELATING TO UNITED UTILITIES GROUP

1. Accountants' Report on historical financial information relating to United Utilities Group PLC as at 23 April 2008

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR
Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk

The Board of Directors
on behalf of United Utilities Group PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
Cheshire WA5 3LP

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

6 June 2008

Dear Sirs

United Utilities Group PLC

We report on the financial information set out in section 2 of Part III on pages 58 to 60 of the Prospectus dated 6 June 2008 of United Utilities Group PLC (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in paragraph 2 of the notes to the financial information (the "Notes"). This report is required by Annex I item 20.1 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in paragraph 2 of the Notes and in accordance with IFRS as adopted by the EU.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any

liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other Standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those Standards and practices.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at the date stated in accordance with IFRS as adopted by the EU and in accordance with the basis of preparation set out in paragraph 2 of the Notes.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

2. Historical financial information relating to United Utilities Group PLC as at 23 April 2008

United Utilities Group PLC
Balance sheet as at 23 April 2008

	Notes	£
Current assets		
Debtors – called up redeemable preference shares not paid	3	50,000
Cash		2
Total current assets		50,002
Current liabilities		
Redeemable preference shares	3	(50,000)
Total current liabilities		(50,000)
Net current assets		2
Net assets		2
Shareholders' equity		
Called up share capital	3	2
Total Shareholders' equity		2

During the period from incorporation on 8 April 2008 to 23 April 2008, the Company has not traded and has received no income and incurred no expenditure. Consequently, during the current period the Company has made neither a profit nor loss. Therefore no income statement is presented. In addition, there has been no other recognised income or expenses.

Notes to the financial information

1. General

The Company was incorporated and registered in England and Wales on 8 April 2008 under the Companies Act 1985 as a private company limited by shares with the name United Utilities Newco Limited and with registered number 06559020. The Company changed its name and re-registered as a public company on 28 April 2008 under the name United Utilities Group PLC. The registered office of the Company is Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP.

2. Basis for preparation and accounting policies

The non-statutory financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards as adopted by the European Union. Going forward the Directors intend to prepare the Company's stand-alone entity financial statements and consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union.

The principal accounting policies applicable to the historical financial information are set out below and are consistent with the accounting policies of United Utilities PLC, and are the policies which the Company will adopt going forward. The Directors have considered the list of accounting standards and interpretations that are issued but not yet effective as at the date of the financial statements. The impact on the Company of adoption of these standards and interpretations is not expected to be material.

Cash

Cash comprises cash in hand. The receipt of the £2 held as cash in hand is the only cash movement arising subsequent to incorporation of the Company and therefore no separate cash flow statement has been presented.

Ordinary share capital

Ordinary shares are classified as equity.

Preference share capital

Redeemable preference shares bearing interest at 0.0001 per cent. are accounted for in accordance with IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" and presented as a financial liability when there is a contractual obligation to deliver cash or another financial asset.

3. Share capital

As at 23 April 2008, the authorised and issued share capital of the Company was as follows:

	As at 23 April 2008 £
Share capital:	
Authorised	
2 subscriber ordinary shares of £1 each	2
50,000 redeemable preference shares of £1 each	50,000
Called up and fully paid	
2 subscriber ordinary shares of £1 each	2
50,000 redeemable preference shares of £1 each	50,000

On incorporation, United Utilities Group's authorised share capital was £50,002 divided into 50,002 ordinary shares of £1 each. Of such shares, one was taken by the subscriber to the memorandum of association and was paid up in full in cash.

On 17 April 2008, a further ordinary share was allotted by the Company and was paid up in full in cash.

On 23 April 2008:

(i) the remaining 50,000 authorised but unissued ordinary shares of £1 each were re-classified as non-voting redeemable preference shares of £1 each. These shares can be redeemed at any time at the discretion of the Directors or at the request of the holders upon the earlier of the reduction of capital of the Company proposed to be implemented subsequently to the scheme of arrangement referred to in (iii) below becoming effective or 31 December 2008. Upon such redemption, the Company shall pay to the holders the nominal amount paid on such shares together with all accrued but unpaid dividend;

(ii) the Company allotted 50,000 non-voting redeemable preference shares of £1 each. These shares were deemed to be fully paid up to their nominal amount by virtue of the holder giving a written undertaking to pay up £1 against each share at a fixed future date. The shares carry no voting rights unless a resolution to wind up the Company or amend their terms is proposed; and

(iii) the two issued ordinary shares of £1 each were re-classified as subscriber ordinary shares. These subscriber ordinary shares carry the same voting rights as ordinary shares until the scheme of arrangement between United Utilities PLC and its ordinary shareholders (the "Scheme") becomes effective. Subsequent to this date, the subscriber ordinary shares will carry no voting rights unless a resolution to wind up the Company or amend their terms is proposed.

4. Costs

Costs in respect of the proposed admission will be incurred by United Utilities PLC. It is not intended that any of these costs be charged to the Company.

5. Related party transactions

The two shareholders of the Company, Messrs Keevil and Gardiner, are employees of United Utilities PLC and they were both directors of the Company until 29 April 2008. Mr Keevil is the holder of the 50,000 redeemable preference shares.

6. Post balance sheet events

On 28 April 2008, the Company re-registered as a public company and changed its name to United Utilities Group PLC.

On 30 May 2008, the Company resolved to increase its authorised share capital by the creation of 1,000,000,000 ordinary shares of 500 pence each, 900,000,000 B shares of 170 pence each and 400,000,000,000 class A shares of one pence each.

By special resolution passed on 30 May 2008, the Company resolved, *inter alia*, that, conditional upon the Scheme becoming effective:

(i) the share capital of the Company be reduced by reducing the nominal value of the ordinary shares from 500 pence to five pence;

(ii) the nominal value of each unissued ordinary share in the authorised share capital be reduced from 500 pence to five pence;

(iii) the subscriber ordinary shares in issue be cancelled;

(iv) the merger reserve created upon the Scheme becoming effective be capitalised and applied towards paying up class A shares of one pence each in the Company; and

(v) the authorised and issued class A shares be cancelled.

PART IV

HISTORICAL FINANCIAL INFORMATION RELATING TO UNITED UTILITIES

1. Basis of financial information

The financial statements of United Utilities included in the Annual Report and Accounts for the financial years ended 31 March 2005, 2006 and 2007 together with the audit reports thereon are incorporated by reference into this document. The audit reports for each of the financial years ended 31 March 2005, 2006 and 2007 were unqualified.

The financial statements for the year ended 31 March 2007 and the financial statements for the year ended 31 March 2006 (including the restated comparative figures for the year ended 31 March 2005) were prepared in accordance with IFRS. The financial statements for the year ended 31 March 2005 were prepared in accordance with UK GAAP.

The financial information presented in this document has been extracted from United Utilities' preliminary results which were announced on 3 June 2008 (and the financial information in the preliminary results announcement has been extracted from the financial statements for the year ended 31 March 2008 that are expected to be published at the end of June 2008), and the financial statements for the years ended 31 March 2007 and 31 March 2006, and is accompanied by the comparative figures for the previous financial year as presented in the financial statements for the relevant year.

2. Cross reference list

The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this document.

2.1 *Financial information for the year ended 31 March 2007*

The page numbers below refer to the relevant pages of the Annual Report and Accounts of United Utilities for the year ended 31 March 2007:

- Consolidated income statement – page 70
- Consolidated balance sheets – page 71
- Statements of recognised income and expense – page 72
- Consolidated cashflow statements – page 73
- Accounting policies – pages 74-80
- Notes to the consolidated financial statements – pages 81-118
- Independent auditors' report – page 69

2.2 *Financial information for the year ended 31 March 2006*

The page numbers below refer to the relevant pages of the Annual Report and Accounts of United Utilities for the year ended 31 March 2006:

- Consolidated income statement – page 64
- Consolidated balance sheets – page 65
- Statements of recognised income and expense – page 66
- Consolidated cashflow statements – page 67
- Accounting policies – pages 68-74

- Notes to the consolidated financial statements – pages 75-114
- Independent auditors' report – page 63

2.3 *Financial information for the year ended 31 March 2005*

The page numbers below refer to the relevant pages of the Annual Report and Accounts of United Utilities for the year ended 31 March 2005:

- Consolidated profit and loss account – page 56
- Consolidated balance sheets – page 57
- Statement of total recognised gains and losses – page 59
- Consolidated cash flow statement – page 58
- Notes to the financial statements (including accounting policies) – pages 60-92
- Independent auditors' report – page 55

3. Preliminary results

United Utilities' preliminary results for the year ended 31 March 2008 were announced on 3 June 2008 and are incorporated by reference into this document.

PART V

UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Accountants' Report on pro forma financial information

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR
Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk

The Board of Directors
on behalf of United Utilities Group PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
Cheshire WA5 3LP

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

6 June 2008

Dear Sirs

United Utilities Group PLC (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part V of the prospectus dated 6 June 2008 (the "Prospectus"), which has been prepared on the basis described in notes 1 to 5 for illustrative purposes only, to provide information about how the Proposals might have affected the financial information presented on the basis of the accounting policies adopted by United Utilities PLC in preparing its financial statements for the period ended 31 March 2008. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, in accordance with Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any

liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of United Utilities PLC and the Company.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of United Utilities PLC and the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

2. Pro forma financial information for United Utilities Group

Set out below is unaudited pro forma financial information on the net assets of United Utilities Group as at 31 March 2008 prepared on the basis of IFRS. The unaudited pro forma statement of net assets is prepared for illustrative purposes only to show the effect of the Proposals as if they had occurred on 31 March 2008 and does not take account of trading or activity since 31 March 2008.

Due to the nature of pro forma financial information, this information addresses a hypothetical situation and does not therefore represent an actual financial position.

The unaudited pro forma statement is based on the net assets of United Utilities Group as at 23 April 2008 as set out in Part III of this document. The net assets of United Utilities as at 31 March 2008 have been extracted without material adjustment from United Utilities' preliminary results which were announced on 3 June 2008. The other adjustments are discussed in the notes below.

		Adjustments			
	United Utilities Group PLC Note 1 £m	*United Utilities PLC Note 2 £m*	*Cash return Note 3 £m*	*Transaction costs Note 4 £m*	*Pro forma total Note 5 £m*
ASSETS					
Non-current assets					
Property, plant and equipment	–	7,591.8	–	–	7,591.8
Goodwill	–	2.3	–	–	2.3
Other intangible assets	–	85.3	–	–	85.3
Investments	–	155.5	–	–	155.5
Trade and other receivables	–	28.2	–	–	28.2
Retirement benefit surplus	–	–	–	–	–
Derivative financial instruments	–	44.3	–	–	44.3
	–	7,907.4	–	–	7,907.4
Current assets					
Inventories	–	63.3	–	–	63.3
Trade and other receivables	–	456.2	–	–	456.2
Cash and short-term deposits	–	1,810.5	–	–	1,810.5
Derivative financial instruments	–	99.0	–	–	99.0
	–	2,429.0	–	–	2,429.0
Total assets	–	10,336.4	–	–	10,336.4

	United Utilities Group PLC	*Adjustments* United Utilities PLC	Cash return	Transaction costs	Pro forma total
	Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 5*
	£m	*£m*	*£m*	*£m*	*£m*
LIABILITIES					
Non-current liabilities					
Trade and other payables	–	(125.5)	–	–	(125.5)
Borrowings	–	(3,788.9)	–	–	(3,788.9)
Retirement benefit obligations	–	(101.2)	–	–	(101.2)
Deferred tax liabilities	–	(1,164.0)	–	–	(1,164.0)
Provisions	–	(18.7)	–	–	(18.7)
Derivative financial instruments	–	(53.2)	–	–	(53.2)
	–	(5,251.5)	–	–	(5,251.5)
Current liabilities					
Trade and other payables	–	(771.9)	–	(6.4)	(778.3)
Borrowings	–	(878.4)	(1,500.0)	–	(2,378.4)
Current income tax liabilities	–	(66.9)	–	–	(66.9)
Provisions	–	(21.0)	–	–	(21.0)
Derivative financial instruments	–	(136.7)	–	–	(136.7)
	–	(1,874.9)	(1,500.0)	(6.4)	(3,381.3)
Total liabilities	–	(7,126.4)	(1,500.0)	(6.4)	(8,632.8)
NET ASSETS	–	3,210.0	(1,500.0)	(6.4)	1,703.6

Notes:

1. The financial information on United Utilities Group has been extracted, without material adjustment, from the IFRS financial information of United Utilities Group as set out in Part III of this document. As at 23 April 2008, United Utilities Group's net assets totalled £2 (represented by ordinary share capital of £2).
2. The financial information on United Utilities has been extracted, without material adjustment, from the preliminary results for the year ended 31 March 2008 prepared under IFRS which were announced on 3 June 2008. The financial information in the preliminary results announcement has been extracted without material adjustment from United Utilities' audited consolidated financial statements for the year ended 31 March 2008 which are expected to be published at the end of June 2008.
3. The amount of the Return of Capital, at 170 pence per B Share, is expected to be approximately £1.5 billion based on the number of United Utilities Shares in issue on 30 May 2008, the latest practicable date prior to the publication of this Prospectus and is to be funded by an intra-group loan from United Utilities who in turn will fund this from existing sources of liquidity.
4. Transaction costs under the Proposals amount to £6.4 million, predominantly relating to advisers' fees.
5. This pro forma financial information does not constitute financial statements within the meaning of section 435 of the Companies Act 2006.

Earnings

The expected impact of the Proposals on earnings is disclosed in section 10 of Part I of this document.

PART VI

UNITED KINGDOM TAXATION

1. General

The following summary is intended as a general guide only and relates only to certain UK tax consequences of receiving the Ordinary Shares and B Shares under the Scheme. It is based on current UK tax law and the current practice of HM Revenue & Customs, both of which are subject to change, possibly with retrospective effect. Therefore, the future UK tax treatment of the acquisition, ownership and/or disposal of the Ordinary Shares, the B Shares and the Class A Shares may potentially be subject to change which could impact upon the UK tax position of the Shareholder. The summary is intended to apply only to Shareholders who are resident in the UK for UK tax purposes, who hold the Ordinary Shares and B Shares as investments and not on trading account, to whom Class A Shares are allotted and who are the beneficial owners of the Ordinary Shares, B Shares and the Class A Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies, those holding shares by reason of their employment or collective investment schemes.

Any Shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposal of the Ordinary Shares, the B Shares and the Class A Shares and/or who are subject to tax in a jurisdiction other than the UK should consult their tax advisers.

The tax treatment of participants in United Utilities Employee Share Plans may be different from that described below.

2. The Scheme and the United Utilities Group Reduction of Capital

For the purposes of the UK taxation of chargeable gains, the cancellation of the United Utilities Shares and the issue of Ordinary Shares and B Shares should be treated as a reorganisation of share capital. Accordingly, Shareholders will not be treated as making a disposal in respect of the cancellation of United Utilities Shares or an acquisition in respect of the issue to them of the Ordinary Shares and B Shares. The Ordinary Shares and B Shares will be treated as having been acquired at the same time and for the same consideration as the United Utilities Shares for the purposes of UK taxation of chargeable gains.

Shareholders who alone, or together with connected persons, hold more than five per cent. of the United Utilities Shares are advised that United Utilities has obtained a clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that the Board of HM Revenue & Customs are satisfied that the scheme of reconstruction will be effected for *bona fide* commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax.

The sale, on behalf of Shareholders, of fractional entitlements to Ordinary Shares resulting from the Scheme should not constitute a disposal by UK resident Shareholders. The amounts of any payments received by such Shareholders on the sale of fractional entitlements to Ordinary Shares should, in practice, be deducted from the base cost of any Ordinary Shares and B Shares received.

A Shareholder's original base cost (less amounts received on sale of any fractional entitlements, as referred to above) in his United Utilities Shares will be attributed to both the Ordinary Shares and the B Shares, so only a proportion of the base cost of the original holding of United Utilities Shares will be available on a redemption of the B Shares. The attribution of the base cost of the United Utilities Shares should be made on the basis of the respective market values of the Ordinary Shares and the B Shares on the first day that the former are listed on the Official List.

For the purposes of the UK taxation of chargeable gains, the United Utilities Group Reduction of Capital, which will be effected by decreasing the nominal value of each Ordinary Share and by cancelling the Class A Shares which will have been allotted *pro rata* to holders of Ordinary Shares in capitalisation of the merger reserve created in United Utilities Group on the Scheme Effective Date, should be treated as another reorganisation of share capital. Accordingly, Shareholders should not be treated as making a disposal of the Ordinary Shares and Class A Shares for the purposes of the UK taxation of chargeable gains as a result of

that reduction of capital. Furthermore, in practice, because the market value of the Class A Shares will be nil for the duration of their existence, there should be no tax exchange on their cancellation.

3. Dividends

Under current tax law, United Utilities Group will not be required to withhold tax at source from dividend payments it makes.

3.1 *Individuals*

An individual Shareholder who receives a dividend from United Utilities Group will generally be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual Shareholder's liability to income tax is calculated on the aggregate of the net dividend and the related tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to one-ninth of the cash dividend paid, or ten per cent. of the gross dividend.

An individual Shareholder who is not liable to income tax at the higher rate will be subject to income tax on dividends paid by United Utilities Group at the rate of ten per cent. of the gross dividend so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. If and to the extent that such Shareholder is liable to pay income tax at the higher rate, he will be subject to income tax on the gross dividend at 32.5 per cent. After taking into account the tax credit, such a Shareholder will have to account for tax at an effective rate of 25 per cent. of the net cash dividend received.

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to claim payment of any part of the tax credit.

3.2 *Companies*

Companies will not normally be subject to corporation tax on any dividend received from United Utilities Group and will not be able to claim a tax credit attaching to any dividend.

4. B Shares: Capital gains

4.1 *B Share Dividend*

Shareholders who receive the B Share Dividend should note that a proportion of the base cost of their original holding of United Utilities Shares will be attributed to the B Shares and this amount should continue to be attributed to those B Shares following their reclassification as Deferred Shares (notwithstanding that the Deferred Shares have limited rights and value). Correspondingly, only a proportion of the base cost of the original holding of United Utilities Shares will be available on a disposal of Ordinary Shares.

Shareholders liable to corporation tax should note that it is possible that section 30 Taxation of Chargeable Gains Act 1992 could be applicable to such a Shareholder who elects for the B Share Dividend. If it were applied, the effect would be broadly to deny any loss or impute a chargeable gain attributable to the payment of that dividend, depending on the apportionment of the base cost of the United Utilities Shares between the Ordinary Shares and the B Shares.

4.2 *Redemption of B Shares*

On redemption of all or any of the B Shares, a Shareholder may, depending on his particular circumstances, be subject to UK tax on the amount of any chargeable gain realised, by reference to the sum received in respect of the redemption and the base cost attributed to the B Shares as described above.

No part of the proceeds received by a Shareholder on redemption of all or part of the B Shares should be treated as an income distribution in the Shareholder's hands.

The UK tax treatment of the redemption of B Shares described above is subject to the possible application of anti-avoidance provisions described in section 6 below.

5. Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

5.1 *General*

Except in relation to depositary receipt arrangements or clearance services where special rules apply (see below):

(A) no stamp duty or SDRT will be payable on the creation of Ordinary Shares or B Shares pursuant to the Scheme or the creation of Class A Shares;

(B) where Shareholders elect to redeem B Shares, the redemption of those B Shares will not give rise to a liability to stamp duty or SDRT; and

(C) an agreement to sell Ordinary Shares or B Shares will normally give rise to a liability to SDRT for the purchaser, at the rate of 0.5 per cent. of the actual consideration paid. If an instrument of transfer of the Ordinary Shares or B Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the actual consideration paid. When stamp duty is paid within six years of the agreement to transfer, the SDRT charge will generally be cancelled and any SDRT already paid should then be refunded.

5.2 *Depositary receipt arrangements and clearance services*

Where Ordinary Shares or B Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or B Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares or the B Shares (rounded up to the nearest £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of Ordinary Shares or B Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of shares into the clearance service and the exemption from stamp duty and SDRT on transfer of shares whilst in the service.

However, shareholders who hold their United Utilities Shares through a depositary should not suffer SDRT on the issue of Ordinary Shares or B Shares to the Depository and the receipt of ADRs.

6. Anti-avoidance provisions

Chapter 1 Part 13 of the Income Tax Act 2007 ("ITA") permits HM Revenue & Customs in certain circumstances to issue a shareholder within the charge to income tax with a notice stating that it will tax what would otherwise be a capital receipt as an income receipt. This would mean that a higher rate taxpayer who has elected for redemption for his B Shares, rather than the B Share Dividend would be subject to income tax at an effective rate of 25 per cent. of the cash received instead of being subject to the tax treatment described in paragraph 4.2 above. No application has been made to HM Revenue & Customs seeking clearance that these provisions will not be applied. However, having consulted with Tax Counsel, United Utilities Group does not expect Chapter 1 Part 13 ITA will be applied, but recommends that any Shareholder who is in doubt as to his personal tax position in the light of his own particular circumstances, should take professional advice.

7. ISAs

If existing Shareholders of United Utilities currently hold their United Utilities Shares in the stocks and shares component of an ISA, the Ordinary Shares should qualify for inclusion in the same way. However, neither the B Shares nor the Deferred Shares qualify for inclusion in the stocks and shares component of an ISA and Shareholders may be required to receive a transfer of such shares.

PART VII

FURTHER INFORMATION RELATING TO THE PROPOSALS AND THE RETURN OF CAPITAL

1. Description of the Scheme and the United Utilities Group Reduction of Capital

The establishment of a new holding company for the Group and the United Utilities Group Reduction of Capital entails a number of steps.

1.1 *The Scheme*

The insertion of United Utilities Group will be effected through a Court-approved scheme of arrangement under section 899 of the Companies Act 2006.

Under the Scheme, all the United Utilities Shares will be cancelled on the Scheme Effective Date. In consideration for the cancellation, Shareholders on the register of members of United Utilities at the Scheme Record Time, expected to be 6:00 p.m. on 25 July 2008, will receive:

17 Ordinary Shares for every 22 United Utilities Shares
and
one B Share for each United Utilities Share

Any fractional entitlements to Ordinary Shares will be aggregated and sold, and the net proceeds of the sale remitted to Shareholders *pro rata* to their entitlement.

The intention is that, subject to normal market movements, the share price of one Ordinary Share immediately after Admission should be approximately equal to the share price of one United Utilities Share immediately beforehand. The effect of this will be to reduce the number of Ordinary Shares issued under the Scheme from the number of United Utilities Shares to reflect the Return of Capital.

The ratio used for the share conversion has been set by reference to the Closing Price of 748.5 pence per United Utilities Share and the number of United Utilities Shares in issue, in each case on 30 May 2008, the latest practicable date prior to the publication of this Prospectus. Depending upon the price of a United Utilities Share shortly before the date on which the Court is asked to sanction the Scheme, the ratio may no longer achieve the intention referred to above. If the Directors believe that this is materially the case and the Directors believe that to do so would be in the best interests of United Utilities Group and Shareholders as a whole, steps may be taken to effect either an alteration to the share exchange ratio and/or a consolidation or sub-division of the Ordinary Shares by resolution of the existing members of United Utilities Group which will have substantially the same effect as if the ratio were adjusted. If such steps are taken, notice will be given by issuing an announcement through a Regulatory Information Service.

With effect from implementation of the United Utilities Group Reduction of Capital (subsequent to the Scheme becoming effective), the rights attaching to the Ordinary Shares will be substantially the same as those attaching to the United Utilities Shares. Upon implementation of the Scheme, a holder of Ordinary Shares will (subject to adjustments for fractional entitlements) have the same proportionate interest in the profits, net assets and dividends of United Utilities Group as he had as a holder of United Utilities Shares in the profits, net assets and dividends of United Utilities before the Scheme becomes effective.

A summary of the rights attaching to the Ordinary Shares is set out at section 4.2(B) of Part X and a summary of the rights attaching to the B Shares is set out in section 1 of Part VIII of this document.

Pursuant to the Scheme, the issued share capital of United Utilities will be reduced by cancelling and extinguishing the United Utilities Shares following which the share capital of United Utilities will be restored to its former nominal amount and the credit arising in the books of United Utilities as a result

of the cancellation will be applied in paying up in full new shares in United Utilities such that the aggregate nominal value of those shares equals the aggregate nominal value of the United Utilities Shares cancelled. The new shares in United Utilities will be issued to United Utilities Group (and/or its nominee(s)) which will, as a result, become the holding company of United Utilities and the Group.

Further United Utilities Shares may be allotted before or after the Scheme comes into effect (for example, because of the exercise of rights granted by United Utilities under the United Utilities Employee Share Plans). In some cases, the precise timing of their allotment could leave those shares outside the scope of the Scheme. In order to ensure that this does not occur, it is proposed that the United Utilities Articles should be amended in such a way as to ensure that:

(A) any United Utilities Shares which are allotted and issued prior to confirmation by the Court of the reduction of United Utilities' ordinary share capital provided for under the Scheme will be allotted and issued subject to the terms of the Scheme and that the holders of such shares will be bound by the Scheme accordingly; and

(B) any United Utilities Shares which are allotted otherwise than to United Utilities Group (or its nominee(s)) at or after such time will be transferred to United Utilities Group (or its nominee(s)) in exchange for the issue of one Ordinary Share for every one United Utilities Share so transferred.

1.2 *The United Utilities Group Reduction of Capital*

The United Utilities Group Reduction of Capital which will occur following, and subject to, the Scheme becoming effective will involve the reduction of United Utilities Group's ordinary share capital by approximately £3,373 million (based on the number of United Utilities Shares in issue on 30 May 2008, the latest practicable date prior to publication of this Prospectus), by decreasing the nominal amount of each Ordinary Share issued pursuant to the Scheme from 500 pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked sanction the Scheme) to five pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme). This reduction will create distributable reserves to enable the Return of Capital to take place and for future dividends. In addition, a merger reserve will be created upon the Scheme becoming effective which will be capitalised into Class A Shares in United Utilities Group. Following such capitalisation, the Class A Shares will be allotted *pro rata* to the holders of Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) and are then to be cancelled on confirmation by the Court, as part of the United Utilities Group Reduction of Capital. This will create further distributable reserves.

2. Conditions to and implementation of the Scheme and the United Utilities Group Reduction of Capital

2.1 *The Scheme*

The implementation of the Scheme is conditional upon:

(A) approval of the Scheme at the Court Meeting by a majority in number, representing not less than 75 per cent. in value, of those Shareholders present and voting, either in person or by proxy;

(B) the passing of the special resolution set out in the notice of General Meeting to approve certain matters to give effect to the Scheme;

(C) sanction by the Court of the Scheme and confirmation by the Court of the reduction of capital of United Utilities as part of the Scheme;

(D) the delivery of a copy of the order of the Court sanctioning the Scheme and confirming the reduction of capital of United Utilities in relation to the Scheme to the Registrar of Companies and the registration of the order by him.

The Court Hearing (at which it is proposed that the Court sanction the Scheme) is expected to be held on or around 24 July 2008. Shareholders or creditors who wish to oppose the Scheme will be informed by advertisement in a newspaper with national distribution of their right to appear in person, or be represented by Counsel, at the Court Hearing.

In addition, the Directors will not take the necessary steps to enable the Scheme to become effective unless, at the relevant time, the following conditions have been satisfied:

(E) the agreement of the UKLA to admit the Ordinary Shares to be issued in connection with the Scheme to the Official List and its agreement not being withdrawn prior to the Scheme Effective Date; and

(F) the agreement of the London Stock Exchange to admit the Ordinary Shares to be issued in connection with the Scheme to trading on its main market for listed securities and its agreement not being withdrawn prior to the Scheme Effective Date.

If the Scheme is sanctioned by the Court and conditions (E) and (F) above are satisfied, the Scheme is expected to become effective and dealings in the Ordinary Shares to be issued pursuant to the Scheme are expected to commence at 8:00 a.m. on 28 July 2008.

If the Scheme has not become effective by 31 December 2008 (or such later date as the Court may allow), it will lapse, in which event neither the Scheme, the United Utilities Group Reduction of Capital nor the Return of Capital will proceed and Shareholders will remain holders of United Utilities Shares and United Utilities Shares will continue to be listed on the Official List.

The Scheme contains a provision for United Utilities and United Utilities Group jointly to consent, on behalf of all persons concerned, to any modification of, or addition to, the Scheme or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Shareholders unless Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of Shareholders should be sought at a further meeting. If the Court approves or imposes a modification of, or addition or condition to, the Scheme which, in the opinion of the Directors, is of such a nature or importance as to require the approval of Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such approval is obtained.

2.2 ***The United Utilities Group Reduction of Capital***

The United Utilities Group Reduction of Capital is conditional on the following:

(A) the Scheme becoming effective and being fully implemented;

(B) the confirmation of the United Utilities Group Reduction of Capital by the Court; and

(C) the delivery of a copy of the order of the Court confirming the United Utilities Group Reduction of Capital to the Registrar of Companies for registration and the registration of the order by him.

The Court hearing to confirm the United Utilities Group Reduction of Capital is expected to be held on or around 30 July 2008. Shareholders will have the right to attend the Court hearing to support or oppose the United Utilities Group Reduction of Capital and to appear in person or be represented by Counsel.

The United Utilities Reduction of Capital is expected to become effective on 31 July 2008.

3. Admission, dealings, share certificates and settlement

Application will be made to the UK Listing Authority for up to 683,000,000 Ordinary Shares of 500 pence each to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's main market for listed securities. The ISIN number of the Ordinary

Shares will be GB00B39J2M42. There will be no such application for the B Shares to be admitted to listing or trading on any exchange and the B Shares shall remain unlisted.

The last day of dealings in United Utilities Shares is expected to be 25 July 2008. The last time for registration of transfers of United Utilities Shares is expected to be 6:00 p.m. on 25 July 2008.

Ordinary Shares and B Shares can be held in certificated form or uncertificated form. With effect from and including the Scheme Effective Date, share certificates for the United Utilities Shares will cease to be valid and should be destroyed. With respect to the United Utilities Shares held in uncertificated form, Euroclear will be instructed to cancel the entitlements of the relevant Shareholders with respect to those United Utilities Shares.

Admission of the Ordinary Shares to the Official List will become effective and dealings in the Ordinary Shares are expected to commence at 8:00 a.m. on 28 July 2008.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the Scheme or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for United Utilities Shares to be delisted will be deferred, so that listing will not be cancelled until immediately before the Scheme takes effect.

No Ordinary Shares nor any B Shares have been marketed to, nor are any available for purchase in whole or in part by the public in the United Kingdom or elsewhere in connection with Admission.

It is expected that Ordinary Shares and B Shares, where relevant, will be credited to CREST accounts on 28 July 2008.

It is expected that certificates for Ordinary Shares and in respect of relevant B Shares pursuant to valid elections by those electing for the Final B Share Redemption will be posted by 11 August 2008 and 15 August 2008 respectively.

Pending the despatch of certificates for Ordinary Shares and B Shares, transfers of Ordinary Shares and B Shares in certificated form will be certified against the share register of United Utilities Group. Temporary documents of title have not been, and will not be, issued in respect of the Ordinary Shares or the B Shares.

All documents, certificates, cheques or other communications sent by or to Shareholders will be sent at their own risk and may be sent by post.

All mandates relating to payment of dividends on United Utilities Shares and all instructions given to United Utilities in relation to notices and other communications in force immediately prior to the Scheme Effective Date will be, unless and until revoked or varied, deemed as from the Scheme Effective Date to be valid and effective mandates or instructions to United Utilities Group in relation to the corresponding holdings of Ordinary Shares and, where appropriate, B Shares.

4. The Return of Capital

Under the Return of Capital, Shareholders (other than Restricted Overseas Shareholders) will have the alternatives set out below in relation to their B Shares.

Shareholders need not make the same choice for their entire holding of B Shares. Shareholders who do not elect for any of these alternatives will receive the Initial B Share Redemption in respect of all of their B Shares.

Holders of United Utilities ADRs and Overseas Shareholders should read the additional information set out in sections 5 and 6 of this Part VII respectively. For regulatory reasons, Restricted Overseas Shareholders and holders of United Utilities ADRs are not in the same position as other Shareholders in relation to the B Share Alternatives and United Utilities Group considers it unduly onerous to make the B Share Alternatives available to Restricted Overseas Shareholders and holders of United Utilities ADRs.

US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive

the B Share Dividend. Any purported election by a US Shareholder for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares. In the case of NZ Shareholders, the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

4.1 *B Share Alternatives*

Shareholders (other than Restricted Overseas Shareholders) holding B Shares will have the choice between the B Share Dividend, the Initial B Share Redemption and the Final B Share Redemption as discussed below. Shareholders (other than Restricted Overseas Shareholders) can make any one of these choices in respect of each B Share and can therefore make a combination of choices in respect of their entire holding of B Shares. Further information in relation to the rights attaching to the B Shares is contained in section 1 of Part VIII of this document. Further details of the Return of Capital and the B Share Alternatives are set out in the Circular.

Alternative 1: Initial B Share Redemption

Each B Share a Shareholder elects to be subject to this alternative will be redeemed by United Utilities Group on the Initial B Share Redemption Date (expected to be 11 August 2008) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the proceeds will be sent, or that CREST accounts will be credited with the proceeds, by 19 August 2008.

Alternative 2: B Share Dividend

For each B Share a Shareholder elects to be subject to this alternative, the Shareholder will receive a single dividend of 170 pence, following which each such B Share will be reclassified as one Deferred Share. It is expected that payment of the B Share Dividend will be made to bank accounts in accordance with existing dividend payment instructions or, if no such instructions are held, a cheque will be sent by 19 August 2008.

Deferred Shares will not be listed, will have extremely limited rights and negligible value and will be redeemed in whole or in part at a future date or dates at the discretion of United Utilities Group, in each case for an aggregate consideration of one pence. Further information on the rights attaching to the Deferred Shares can be found in section 2 of Part VIII of this document.

Alternative 3: Final B Share Redemption

Each B Share a Shareholder elects to be subject to this alternative will be redeemed by United Utilities Group on the Final B Share Redemption Date (expected to be 14 April 2009) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the proceeds will be sent, or that CREST accounts will be credited with the proceeds, by 20 April 2009.

A Shareholder who has elected for the Final B Share Redemption will, whilst he retains the relevant B Shares, be entitled to receive the B Share Continuing Dividend. This is a dividend at the Interest Rate, payable on the nominal amount of 170 pence per B Share retained. The B Share Continuing Dividend will only be payable to the extent that United Utilities Group has sufficient distributable reserves and it is therefore not guaranteed. It is expected that payment of the B Share Continuing Dividend will be made in accordance with existing dividend payment instructions or, if no such instructions are held, a cheque will be sent by 20 April 2009.

4.2 *Financing the Return of Capital*

In order for United Utilities Group to be able to implement any of the above B Share Alternatives, it will need sufficient distributable reserves which will be dependent on the United Utilities Group Reduction of Capital taking place. In order to finance the obligations of United Utilities Group in relation to the B Shares issued under the Scheme, United Utilities will make a loan of up to £1,501 million to United Utilities Group. The making of such loan is to be approved as part of the Scheme in order to ensure compliance with section 151 of the Companies Act 1985.

5. Holders of United Utilities ADRs

In connection with the delisting and cancellation of the United Utilities Shares, the ADR facility which is currently in place in the United States in respect of United Utilities Shares will be terminated. A new ADR facility will be established in respect of the Ordinary Shares issued pursuant to the Scheme.

Following the Scheme becoming effective the United Utilities Shares underlying each United Utilities ADR will be cancelled and the Depositary will be issued with 17 Ordinary Shares for every 22 United Utilities Shares it holds at the Scheme Record Time and one B Share for each United Utilities Share it holds at the Scheme Record Time.

United Utilities Group ADRs will be issued by the Depositary in respect of the Ordinary Shares that have been issued to the Depositary. Persons registered as holding United Utilities ADRs at 5:00 p.m. (New York time) on 25 July 2008 will be entitled to receive United Utilities Group ADRs when they have surrendered their United Utilities ADRs to the Depositary for cancellation in accordance with the terms of the United Utilities Deposit Agreement.

To the extent that any fractions arise as a result of the Scheme, holders of United Utilities ADRs will have the net proceeds, if any, of sale on their behalf of the fractional United Utilities Group ADRs remitted to them in US dollars in accordance with the terms of the United Utilities Deposit Agreement.

The B Shares will not form part of the United Utilities Group ADR facility. They will be issued to the Depositary who will be deemed to have elected for the B Share Dividend in respect of those B Shares. Any cash received by the Depositary in respect of the B Share Dividend will be distributed to the holders of United Utilities ADRs in US dollars following conversion by the Depositary from pounds sterling in the manner set out in and pursuant to the terms of the United Utilities Deposit Agreement.

6. Overseas Shareholders

6.1 *General*

No Ordinary Shares, B Shares nor any other securities in United Utilities Group have been marketed to, nor are any available for purchase, in whole or in part, by, the public in the United Kingdom or elsewhere in connection with Admission or the Proposals. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, Ordinary Shares, B Shares or any other securities of United Utilities Group.

The distribution of this Prospectus and the allotment and issue of Ordinary Shares, B Shares and/or Class A Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by United Utilities Group to obtain any approval, authorisation or exemption to permit the allotment or issue of Ordinary Shares, B Shares and/or Class A Shares or the possession or distribution of this document (or any other publicity material relating to the Ordinary Shares, the B Shares and/or Class A Shares) in any jurisdiction other than the United Kingdom.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposals. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The Ordinary Shares and the B Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the distribution of this document or the allotment and issue of Ordinary Shares and B Shares pursuant to the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareholders, United Utilities or United Utilities Group is advised that the allotment and issue of Ordinary Shares and/or B Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require United Utilities Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of United Utilities Group, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that:

(A) in the case of such Ordinary Shares, United Utilities Group may in its sole discretion determine that they shall be allotted and issued to such persons as United Utilities Group may procure, as nominee for such Overseas Shareholder, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder; or

(B) where such Ordinary Shares have already been allotted and issued (in circumstances where paragraph (A) does not apply), United Utilities Group may in its sole discretion determine that such Ordinary Shares shall be sold, and United Utilities Group shall appoint a person who shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which United Utilities Group has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions); or

(C) in the case of such B Shares, United Utilities Group may in its sole discretion determine that such shares shall be allotted and issued to such person as United Utilities Group may procure, as nominee for such Overseas Shareholder, until such time as they are redeemed pursuant to the Initial B Share Redemption. The net proceeds of such redemption (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder; or

(D) where such B Shares have already been allotted and issued (in circumstances where paragraph (C) does not apply), such B Shares shall be redeemed pursuant to the Initial B Share Redemption.

Any remittance of the net proceeds of sale or redemption referred to in this section shall be at the risk of the relevant Overseas Shareholder.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

6.2 *United States*

US Shareholders will not be eligible to make an election with respect to the B Shares allotted to them and will only be entitled to receive the Initial B Share Dividend. Any purported election by a US Shareholder for the Initial B Share Redemption of the Final B Share Redemption will be deemed by United Utilities Group to be on election for the B Share Dividend in respect of all of that Shareholder's B Shares. Holders of United Utilities ADRs should refer to section 5 of this Part VII.

Neither the Ordinary Shares nor the B Shares will be, and are not required to be, registered under the US Securities Act and will be issued pursuant to the Scheme in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the

purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders of United Utilities at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

Neither the Ordinary Shares nor the B Shares will be registered under the securities laws of any state of the United States, and will be issued pursuant to the Scheme in reliance on available exemptions from such state law registration requirements.

Ordinary Shares and B Shares issued to a Shareholder who is neither an affiliate (within the meaning of the US Securities Act) of United Utilities or United Utilities Group prior to the Scheme Effective Date, nor an affiliate of United Utilities Group after the Scheme Effective Date, will not be "restricted securities" under the US Securities Act and such Ordinary Shares and B Shares may be sold by such person in ordinary secondary market transactions without regard to Rules 144 or 145(c) or (d) of the US Securities Act.

Neither the Ordinary Shares nor the B Shares have been and will not be listed on a US securities exchange or quoted on any inter-dealer quotation system in the United States. United Utilities Group does not intend to take any action to facilitate a market in Ordinary Shares or B Shares in the United States. Consequently, United Utilities Group believes that it is unlikely that an active trading market in the United States will develop for the Ordinary Shares or B Shares.

Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

6.3 *Canada*

This Prospectus is not, and under no circumstances is to be construed as, an offer to any person in Canada and an advertisement or a public offering of the securities described herein. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this Prospectus or the merits of the securities described herein and any representation to the contrary is an offence in Canada.

United Utilities prepares its financial statements in UK pounds sterling, the official currency of the United Kingdom. The financial information included in this Prospectus has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs significantly in certain material respects from generally accepted accounting principles in Canada ("Canadian GAAP"). United Utilities will not provide Canadian investors with any reconciliation of their respective financial statements or any other information contained in this Prospectus to Canadian GAAP. Accordingly, Canadian investors should consult their own legal and financial advisers for additional information regarding United Utilities Group's and United Utilities' financial information included in this Prospectus and should refer to Parts III and IV contained in this Prospectus for additional information.

The Ordinary Shares and the B Shares will be issued in Canada pursuant to the Scheme and the issuance of the Ordinary Shares and the B Shares will be exempt from the requirement that United Utilities Group prepare and file a prospectus with the relevant Canadian regulatory authorities pursuant to section 2.11 of National Instrument 45-106 – Prospectus and Registration Exemptions. Accordingly, any resale of the Ordinary Shares and the B Shares must be made in accordance with applicable securities laws which may require resales to be made pursuant to exemptions from registration and prospectus requirements. These resale restrictions may in some circumstances apply to resales of the Ordinary Shares and the B Shares outside of Canada. Canadian investors are advised to seek legal advice prior to any resale of the Ordinary Shares and the B Shares.

United Utilities Group is not, and does not intend to become, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Ordinary Shares and the B Shares will be offered and there is currently no public market for the Ordinary Shares and the B Shares in Canada and no such market may ever develop. Under no circumstances will United Utilities Group be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Ordinary Shares and the B Shares to the public in any province or territory of Canada. Canadian investors are advised that United Utilities Group currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Ordinary Shares and the B Shares to the public in any province or territory of Canada.

Any discussion of taxation and related matters contained in this Prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the Ordinary Shares and the B Shares and, in particular, does not address Canadian tax considerations. Shareholders who are Canadian residents should consult their own legal, financial and tax advisers with respect to the tax consequences of the Scheme and the Return of Capital in their particular circumstances.

United Utilities Group is incorporated under the laws of England and Wales. All or substantially all of United Utilities Group's directors and officers may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon United Utilities Group or such persons. All or a substantial portion of the assets of United Utilities Group and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against United Utilities Group or such persons in Canada or to enforce a judgment in Canadian courts against United Utilities Group or persons outside of Canada.

Upon receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. French translation: *Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.*

6.4 *New Zealand*

For regulatory reasons, in the case of NZ Shareholders, B Shares (and Class A Shares) will be allotted and issued to a nominee for such Shareholders appointed by United Utilities Group. The nominee will not make an election in respect of those B Shares. Consequently, such B Shares will be redeemed pursuant to the Initial B Share Redemption and the nominee shall pay the net proceeds of redemption (after the deduction of all expenses and commissions) to the relevant NZ Shareholder.

PART VIII

RIGHTS AND RESTRICTIONS OF THE B SHARES AND THE DEFERRED SHARES

1. Rights and restrictions of the B Shares

The following summarises the rights of the B Shares and the restrictions to which they are subject, which are reflected in the United Utilities Group Articles.

1.1 *Elections in respect of B Shares*

(A) Shareholders (other than certain Overseas Shareholders (including US Shareholders)) will be sent a Form of Election together with the Circular under which they can elect in relation to any of their B Shares to have them redeemed on the Initial B Share Redemption Date, to receive the B Share Dividend or to have them redeemed on the Final B Share Redemption Date.

(B) Holders of B Shares (other than certain Overseas Shareholders (including US Shareholders) who are deemed to have elected to receive the B Share Dividend) who have not returned a duly completed Form of Election or provided a TTE instruction through the CREST system by 4:30 p.m. on 8 August 2008 (or such later time and/or date as the Board may determine) will have all of their B Shares redeemed on the Initial B Share Redemption Date.

(C) The Board may, if they so determine in their absolute discretion, accept a Form of Election which is received after the relevant time or which is not correctly completed.

(D) The Board may make such determinations or arrangements with respect to Forms of Election or the ability of certain Shareholders to elect for any of Alternative 1, Alternative 2 or Alternative 3 as the Board may judge necessary or expedient to deal with legal or practical problems arising in any overseas territory or because of shares being represented by depositary receipts or to deal with the requirements of any regulatory body or stock exchange or with any other matter whatsoever.

1.2 *Income – B Share Dividend*

Shareholders who have elected for Alternative 2 (B Share Dividend) shall be entitled to receive, out of the profits available for distribution, a single dividend of 170 pence for each B Share elected to be subject to that alternative. Each B Share in respect of which the B Share Dividend is payable, shall on 11 August 2008 (or such other date as the Board of United Utilities Group shall determine) be automatically reclassified as a Deferred Share of 170 pence nominal value. The rights and restrictions attaching to the Deferred Shares are summarised in section 2 of this Part VIII.

1.3 *Income – B Share Continuing Dividend*

Shareholders who have elected for Alternative 3 (Final B Share Redemption) shall be entitled:

(A) with effect from 11 August 2008 (or such other date as the Board of United Utilities Group shall determine), out of the profits available for distribution in respect of each financial year or other accounting period of United Utilities Group, in priority to any payment of dividend or other distribution to the holders of any Ordinary Shares and before profits are carried to reserves but after payment of the preferential dividend on the Redeemable Preference Shares, to be paid a non-cumulative preferential dividend at the Interest Rate on the amount of 170 pence per B Share. The B Share Continuing Dividend shall be payable only to the extent that United Utilities Group has sufficient distributable reserves. Such dividend shall become payable on 14 April 2009 and be calculated in respect of the period from 11 August 2008 to (and including) 13 April 2009 and on the basis of a 365 day year. The aggregate entitlement of

each holder of B Shares to the B Share Continuing Dividend in respect of all B Shares held by such holder shall be rounded down to the nearest penny;

(B) payment of the B Share Continuing Dividend shall be made to holders of the B Shares on the register on 9 April 2009; and

(C) the holders of the B Shares shall not be entitled to any further right of participation in the profits of United Utilities Group.

1.4 ***Redemption – Initial B Share Redemption***

Shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for Alternative 1 (Initial B Share Redemption) and, unless the Board of United Utilities Group otherwise determines, those Shareholders not making a valid election before 4:30 p.m. on 8 August 2008 (or such other date as the Board of United Utilities Group shall determine), will have their B Shares redeemed by United Utilities Group on 11 August 2008 (or such other date as the Board of United Utilities Group shall determine) for the sum of 170 pence in respect of each B Share in respect of which they have elected, or are deemed to have elected, to be subject to Alternative 1. All B Shares which are redeemed will immediately and automatically be cancelled.

1.5 ***Redemption – Final B Share Redemption***

Shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for Alternative 3 (Final B Share Redemption) will have their B Shares redeemed on 14 April 2009 (or such other date as the Board of United Utilities Group shall determine) for the sum of 170 pence in respect of each B Share which they have elected to be subject to Alternative 3. At the time of payment of the redemption proceeds, United Utilities Group shall also pay the B Share Continuing Dividend. All B Shares which are redeemed will immediately and automatically be cancelled.

1.6 ***Capital – return of capital on winding-up***

On a return of capital on winding-up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of B Shares will be entitled, before any payment to the holders of the Ordinary Shares, Deferred Shares, Class A Shares or Subscriber Ordinary Shares but after payment to the holders of Redeemable Preference Shares of the nominal amount of such shares together with the relevant proportion of accrued but unpaid dividends on such shares, to repayment of the sum of 170 pence in respect of each B Share held by them respectively together with a sum equal to the relevant proportion of the B Share Continuing Dividend which would have been payable if the winding-up had taken effect on 14 April 2009. The relevant proportion shall be the number of days from and including 11 August 2008 to, but excluding, the date of such winding-up divided by 246. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all B Shares held by such holder shall be rounded down to the nearest whole penny.

The holders of B Shares shall not be entitled to any further right of participation in the assets of United Utilities Group. If on a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share on a *pro rata* basis in the distribution of assets (if any) in proportion to the amounts to which they would otherwise be entitled.

1.7 ***Attendance and voting at general meetings***

The holders of B Shares will only receive notice of general meetings of United Utilities Group and will only be able to attend, speak and vote at such general meetings if a resolution is to be proposed at the general meeting for the winding-up (excluding any intra-group reorganisation on a solvent basis) of United Utilities Group, in which case the holders of B Shares will receive notice of the general meeting and will have the right to attend, speak and vote on that resolution only.

If the holders of the B Shares are entitled to vote at a general meeting of United Utilities Group, on a show of hands every holder who is present in person at the general meeting shall have one vote and

every proxy present who has been duly appointed by a holder shall have one vote. On a poll every holder of B Shares who is present in person or by proxy shall have one vote for each fully paid B Share of which he is the holder.

1.8 *Class rights*

United Utilities Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by United Utilities Group of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose and United Utilities Group shall be authorised at any time to reduce its capital (in accordance with the Companies Acts) without obtaining the consent of the holders of the B Shares including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out in section 1.6 above.

1.9 ***Form, transferability and listing***

No share certificates or other documents of title shall be issued in relation to the B Shares in respect of which the B Share Dividend is paid or which are redeemed by United Utilities Group on the Initial B Share Redemption Date.

The holders of B Shares cannot renounce their B Shares. Any transfer of B Shares must be effected in writing and either in the usual or standard form or in any other form approved by the Directors. Every transfer of uncertificated B Shares must be carried out using a relevant system (e.g. CREST).

No application has been, or will be, made to the UK Listing Authority for the B Shares to be admitted to the Official List or to the London Stock Exchange or for the B Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

2. Rights and restrictions of the Deferred Shares

The following summarises the rights of the Deferred Shares and the restrictions to which they are subject, which are reflected in the United Utilities Group Articles.

2.1 ***Income***

The Deferred Shares shall confer no right to participate in the profits of United Utilities Group.

2.2 ***Capital***

On a return of capital on a winding-up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of Deferred Shares will be entitled to the amount paid up or treated as paid up on the nominal value of each Deferred Share before any payment to the holders of the Class A Shares and the Subscriber Ordinary Shares but after:

(A) first, paying to the holders of Redeemable Preference Shares the nominal amount of such Redeemable Preference Shares together with the relevant proportion of accrued but unpaid dividends on such shares;

(B) secondly, paying to the holders of B Shares 170 pence per B Share held by them together with a sum equal to the relevant proportion of the B Share Continuing Dividend calculated as described in section 1.6 above; and

(C) thirdly, paying to the holders of Ordinary Shares the amount paid up or treated as paid up on the nominal value of each Ordinary Share together with the sum of £100,000 on each Ordinary Share.

The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of United Utilities Group.

2.3 *Redemption*

Subject to the provisions of the Companies Acts and to the provisions of the United Utilities Group Articles, United Utilities Group may at its discretion, at any time after 31 August 2008, without prior notice, redeem some or all of the Deferred Shares then in issue, in each case for a total aggregate price not exceeding one penny for all such Deferred Shares redeemed. This payment may be made, if the Board so determines, to charity. All Deferred Shares shall, upon redemption, immediately and automatically be cancelled.

2.4 *Attendance and voting at general meetings*

The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of United Utilities Group or to attend, speak or vote at any such meeting.

2.5 *Form and transferability*

The Deferred Shares will not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except with the written consent of the Board.

2.6 *Class rights*

United Utilities Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of holders of Deferred Shares.

A reduction by United Utilities Group of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and United Utilities Group shall be authorised at any time to reduce its capital (in accordance with the Companies Acts) without obtaining the consent of the holders of the Deferred Shares.

PART IX

INFORMATION ON REGULATED WATER INDUSTRY

1. Economic regulation of water and wastewater

In England and Wales almost all water and sewerage services are supplied by ten Water and Sewerage Companies ("WaSCs") and twelve Water Only Companies ("WOCs").

Appointments ("licences") were originally granted to each of the WaSCs and WOCs by the Secretary of State for the Environment or for Wales in 1989. United Utilities Water holds WaSC licences for areas of North West England which comprise approximately 3.2 million homes and businesses.

The statutory basis for the regulation of the activities of licensees is now the Water Industry Act 1991, as amended in particular by the Water Act 2003. The fundamental statutory duty of a licensee in respect of its water business is to maintain an efficient and economical system of water supply within its supply area. Similarly, WaSCs are subject to an overriding duty to provide, improve and extend a system of public sewers so as to ensure that its supply area is effectively drained and to make provision for emptying those sewers.

Regulation pursuant to these licences is currently the responsibility of the Water Services Regulation Authority ("Ofwat"). The Independent Consumer Council for Water (the "Council") represents the interests of the customers of appointed water and sewerage undertakers. The Council operates through four regional committees for England and one for Wales. The Consumers, Estate Agents and Redress Act 2007 enables dissolution of the Council and envisages transfer of its functions to the National Consumer Council, but there is no indication of when this change (which would be initiated by the Secretary of State for Business, Enterprise and Regulatory Reform and require the consent of the Welsh Ministers) might occur. If made, it would not have a significant impact upon United Utilities Water.

2. Ofwat

Ofwat is controlled by a board which consists of the chairman, a chief executive, plus a further executive director and five non-executive directors.

Appointments to Ofwat are made by the Secretary of State for Environment, Food and Rural Affairs. Appointees to Ofwat are appointed for a fixed term and may only be removed from their post for incapacity or misbehaviour.

Ofwat must comply with its statutory duties as set out in the Water Industry Act 1991. It may receive guidance from the UK government in relation to its contribution to social and environmental policies, and is obliged to have regard to any such guidance in exercising its statutory functions. It also receives views from the government on matters such as the approach to price controls. However, Ofwat is not subject to direction about what its judgements should be and is independent of government ministers. Ofwat must exercise its powers and duties in the manner that it considers is best calculated to:

- protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services;
- secure that the functions of water and sewerage undertakers are properly carried out in respect of every area of England and Wales;
- secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and
- secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence, are properly carried out.

Ofwat also has secondary duties which include an obligation to contribute to the achievement of sustainable development. It also has duties in exercising its powers to have regard to the effect on the environment, and to the desirability of preserving any rights of recreational access.

Ofwat also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

3. Licence provisions

United Utilities Water's licences are subject to a range of conditions including (amongst other things):

- provisions relating to the operation of price control (see below);
- a prohibition on undue discrimination or undue preference in setting charges for water supply or sewerage services;
- restrictions on the payment of dividends. Dividends can only be declared or paid in accordance with a dividend policy that, in the written opinion of Ofwat, will not impair the ability of the regulated business to finance its functions;
- provisions to ensure that the financial affairs of the regulated business can be separately assessed and reported on;
- obligations on the licensee to ensure that it has at its disposal sufficient financial and managerial resources to carry out the regulated activities;
- restrictions on the disposal of land;
- provisions on the payment of fees and the supply of information to Ofwat;
- a provision allowing a licence to be terminated on 25 years' notice;
- provisions relating to WSL competition including those requiring compliance with Access Code and Customer Transfer Protocol; and
- restrictions on dealings with associated companies. The consent of Ofwat is required before transferring any right or asset, guaranteeing any liability, or lending any funds to an associated company and all transactions with associated companies must be on an arm's length basis without cross subsidy.

In relation to the last of these licence obligations, in December 2006 United Utilities Water gave an undertaking to Ofwat to change its arrangements for trading with associated companies to ensure that these were on an arm's length basis and in line with the terms of the licences, by 30 April 2007. Ofwat has confirmed that United Utilities Water has complied with this undertaking. Ofwat also imposed a penalty on United Utilities Water for breach of this obligation of £8.5 million (0.7 per cent. of United Utilities Water's turnover for its regulated activities for the year ended 31 March 2006).

Licence conditions can be modified by Ofwat, either with the licensee's agreement or following reference to the Competition Commission for a decision on public interest grounds. Licence modifications can also result, in certain circumstances, from a merger or market investigation reference to the Competition Commission.

In September 2006 Ofwat announced that it proposes a modification to WOC and WaSC licences in order to introduce cash lock-up provisions similar to those already applied to energy companies. These provisions prohibit, subject to certain limited exceptions, and without the regulator's prior consent, the transfer of cash or other assets to an associated company in certain circumstances where the company's investment grade credit rating is threatened. However, Ofwat does not see any grounds for urgent change and has therefore said that it will only seek to introduce cash lock-up provisions into water company licences as and when suitable opportunities arise. To date this amendment has not been introduced into the United Utilities Water licences but United Utilities Water expects these modifications to be made shortly.

4. Price control

Ofwat regulates water and wastewater charges by capping the average increase in charges that a company can impose in any year. Ofwat conducts a periodic review and sets price caps every five years. Following a consultation process in 2006 Ofwat has announced that it intends to maintain this five-year review of price controls but that it will also seek to place price limits within a longer-term framework. In particular, as part of the preparation for the next price review in 2009, licensees were required to submit to Ofwat by 14 December 2007 a strategic direction statement setting out the licensee's plans and vision over the longer term (at least 25 years ahead). Companies will also be required to include a 25 year forward look as part of their draft and final business plans.

This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as 'K', which is specific to each company and which can vary for each year of the review period. The size of a company's K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its operating cost, its cost of capital and its operational and environmental obligations, taking into account the scope for it to improve efficiency.

The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the last review, Ofwat set the following K factors for United Utilities Water, being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

2005/06	5.0 per cent.
2006/07	6.4 per cent.
2007/08	4.4 per cent.
2008/09	3.5 per cent.
2009/10	3.0 per cent.

This equates to a real (i.e. excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

'Price cap' regulation as operated in the United Kingdom is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. In the current price review period, the cost of any under-performance due to poor management is borne by the companies. For the 2009 periodic review, Ofwat has proposed a new Capex Incentive Scheme under which companies bear the cost of under-performance for five years, giving symmetry with treatment of efficiency savings. Companies are also incentivised to provide a high quality of customer service through the annual overall performance assessment ("OPA") and the guaranteed standards scheme. OPA scores in the period 2004-2008 will be taken into account at the next price review, and licensees can be penalised if they provide a poor quality of service by means of adjustments to the K factor at the subsequent price review. A company that fails to meet the requirements of the guaranteed standards scheme must make a specified payment to the customers affected.

Unexpected capital costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by United Utilities and Ofwat. This process, known as 'logging up and down', allows prices to be adjusted up or down at the next periodic review to compensate companies or customers respectively for the unexpected change. In addition, where for certain defined categories of change, changes in capital and operating costs or revenues exceed a specified materiality threshold, United Utilities can request, and Ofwat can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K or 'IDoK'.

All water and sewerage companies' licences also include a 'shipwreck' or substantial effect clause, which allows companies' price limits to be revised when events beyond their control have a significant effect on their costs or revenues.

5. Enforcement and special administration

In practice, many regulatory issues arising between licensees and Ofwat are settled without the need to resort to formal proceedings. However, where Ofwat is satisfied that a licensee is in breach of the conditions of its licence or its statutory obligations, it has powers to secure compliance by means of an enforcement order, and to impose financial penalties.

The imposition of financial penalties for breach of licence conditions and other regulatory duties was introduced by the Water Act 2003 to bring Ofwat's powers into line with those of other regulators. Companies may face a penalty of up to ten per cent. of relevant regulated turnover for breaching licence conditions, prescribed standards of performance or other statutory obligations. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Such penalties can be appealed to the High Court should Ofwat have failed to follow the procedure for imposing such penalties set out in the Water Act 2003.

Failure to comply with an enforcement order can lead to court action by Ofwat for an injunction and claims for compensation by any person who suffers loss or damage as a result of the breach. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee's principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, the Secretary of State or, with his consent, Ofwat may apply to the High Court for the appointment of a special administrator to run the company. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

A special administrator has powers similar to those of an administrator under the Insolvency Act 1986, but with certain important differences. He is appointed only for the purposes of transferring to one or more different companies, as a going concern, so much of the business of the licensee as is necessary to transfer in order to ensure the proper carrying out of its water supply or sewerage functions as the case may be and, pending the transfer, of carrying out those functions.

On any application for the winding up of a licensee the court is obliged (if it is otherwise satisfied that it would be appropriate to make the order) to make a special administration order instead. A licensee also cannot be wound up voluntarily, or have an administration order made in relation to it, unless fourteen days notice is given to the Secretary of State or Ofwat (which gives them time to decide whether to apply for a special administration order). Notice must also be given before any step is taken by any person to enforce security over the licensee's property.

6. Competition in the water industry

There are two main forms of competition: inset appointments and water supply licensing

Inset appointments

An inset appointment is made when an existing undertaker is replaced by another as the supplier of water and/or sewerage services for one or more customers within its licensed area.

An inset appointment could be made in relation to a site within United Utilities Water's licensed area:

- with the consent of United Utilities Water;
- where the application relates to an area where none of the premises is served by United Utilities Water;
- with the consent of the customer, where the premises to which the application relates are, or are likely to be, supplied with at least 50 megalitres of water over a 12 month period (reduced from 100 megalitres per year from 1 April 2005 in line with the new Water Licensing Supply ("WSL") regime); or
- where United Utilities Water has been given 25 years' notice of the variation to the scope of its appointment.

To date there have been no inset appointments granted within United Utilities Water's area.

Water supply licensing

The Water Act 2003 has extended opportunities for competition in the water industry in England and Wales by introducing a new WSL regime. From 1 December 2005, water supply licensees have been able to provide both retail supply (i.e. the supply by a licensee of water purchased from a water undertaker's supply system to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company's existing network for retail by the licensee to an eligible customer) to non-household users with an annual consumption of not less than 50 megalitres. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of charges and certain conditions and rights of refusal.

At the date of this Prospectus, seven such licences have been granted, including one granted to a subsidiary of United Utilities, United Utilities Water Sales Limited. Ofwat has developed a Customer Transfer Protocol which water licensees are obliged to comply with, and which is designed to facilitate the transfer of customers to a new licensee. In addition, water companies must draw up an access code which governs the basis on which water supply licensees may make use of an undertaker's network, and which they are obliged to review annually.

Ofwat has consistently expressed concern about the slow development of competition in WSL. Following a consultation process, it published in December 2007 proposals for a number of changes to the system. It published a further consultation paper on this subject in May 2008. It is intended that this will contribute to the Government's review of competition and innovation in water markets, led by Professor Martin Cave which is due to report by Spring 2009. Whilst some of its recommendations could be pursued under current powers, Ofwat has also advocated legislative change to the regime. In particular it has recommended replacing the 'costs principle' set out in the legislation (which prescribes how fees for network access are calculated) with more flexible criteria that would allow different pricing methodologies to be developed to take account of the different types of access arrangements that exist. It has also recommended a reduction in the 50 megalitres eligibility threshold (which it considers to be set at too high a level), initially to 5 megalitres, to then be followed by a reduction to zero within two years. It has also advocated the removal of statutory restrictions on choice of supplier for private households, the development of retail competition for sewerage services and the introduction of separate price controls for contestable activities and natural monopoly activities. It proposes to work with the Environment Agency on a project to develop a system for the trading of abstraction rights.

7. Environmental regulation of water and wastewater

The water and wastewater industry in the United Kingdom is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, amongst other factors, the quality of treated water supplied and of wastewater treatment. European directives including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive are transposed into UK law by primary and secondary legislation.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

- the Environment Agency, which is responsible for conserving and redistributing water resources and securing their proper use, including the licensing of water abstraction. The Environment Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;
- the Drinking Water Inspectorate, which enforces drinking water quality standards; and
- Natural England, which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. United Utilities Water participates in Sustainable Catchment Management Programmes ("SCAMPs") agreed with Ofwat and implemented in close liaison with

Natural England. These are expected to enable sites of special scientific interest owned by United Utilities Water within the designated areas to meet Government's Public Service Agreement targets. Expenditure under this head is approximately £10 million in 2005-2010 and projected at £15 million in 2010-2015.

8. Water Pollution

The Water Resources Act 1991 prohibits causing or knowingly permitting the discharge or other entry of poisonous, noxious or polluting matters to "controlled waters" (as defined in that Act). The Salmon and Freshwater Fisheries Act 1975 also creates offences where anyone causes or knowingly permits pollution of water which harms fish. While stringent effort is continually made by United Utilities Water to avoid pollution, some incidents do occur. The most frequent of these involve discharges from the sewer network, or from wastewater treatment works in breach of conditions of consents issued by the Environment Agency. Where the Agency considers United Utilities Water liable for pollution, prosecutions are brought or formal Cautions issued.

9. Regulatory and legislative developments

The Water Act 2003 (the "Act") has made significant changes to the regulatory framework for undertakers and introduced scope for further change. These changes include the following:

- amendments to the Water Resources Act 1991 make new water abstraction licences time-limited and unused licences more easily revocable or variable without compensation and has created a new statutory right of civil action where water abstraction causes loss or damage. There is a presumption that time-limited licences will be renewed subject to three tests being met. These tests, in outline, are that: water resources in the area are sustainable and the abstraction will not create unacceptable environmental effects; the holder has a continuing requirement to abstract; and the abstracted water is used efficiently;
- water undertakers must promote water conservation and must publish drought plans and water resource plans. The government may also require publication of flood plans showing the effect of a reservoir dam failure; and
- provision for adoption schemes under which the ownership of certain private sewers and lateral drains may be transferred to undertakers (including United Utilities Water). The scope, timing and method of such a transfer have yet to be finalised;

Other new and ongoing legal requirements include:

- the Water Framework Directive, transposed into UK law by various regulations in 2003, which requires the UK government to:
  - establish comprehensive river basin management plans from 2009, revised on a six-year cycle;
  - implement the first set of river basin management plans by December 2015;
  - prevent deterioration in the ecological status of water bodies; and
  - achieve 'good' water status by 2027;

  the Directive is likely to require further improvements in discharges from wastewater networks and treatment works;
- the case of *United Utilities Water v Environment Agency* [2007] UKHL 41, has confirmed that United Utilities Water will require permits meeting the EU Integrated Pollution Prevention and Control (IPPC) Directive for some operations at sewerage treatment works. These will require higher assets standards including secondary containment and associated reconstruction, with higher levels of monitoring until this is completed. A capital program, prioritised by risk, is intended to cover this work. Revision of the IPPC and Groundwater Directives may impose more onerous requirements;

- continued implementation of the European Union Urban Wastewater Treatment Directive, transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, which requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards achieving this for wastewater treatment works serving areas with a population of more than 2,000;
- the Environmental Liability Directive (2004/35/EC), which aims to establish a framework for the prevention and remediation of environmental damage in accordance with the principle that the polluter pays. Strict liability is to apply in respect of damage to land, water and biodiversity from activities regulated by specified European Union legislation. DEFRA intends to bring relevant Regulations into force by December 2008. This legislation may increase United Utilities Water's costs by ensuring that the burden of funding the prevention and remediation of pollution and environmental damage is borne by the undertaker and not the taxpayer; and
- in February 2008, the Government published *Future Water*, a wide-ranging strategy document setting out in detail what the Government aims to achieve with respect to the water industry by 2035. *Future Water* has a number of broad objectives including a reduction in water consumption and the sustainable delivery of water supplies. The document contains recommendations and consultations which could be of direct relevance to United Utilities Water including: a review of the abstraction licensing and water resources plan regimes; encouragement of alternative and sustainable methods for drainage of surface water; and alterations to the regulatory framework to encourage greater innovation and competition in the water industry. New and changed legislation arising from *Future Water*, may have an impact on how the water industry as a whole operates in the future.

10. Drinking water quality

Water undertakers must supply water that is wholesome at the time of supply, i.e. when the water passes from the undertaker's pipe into the consumer's pipe.

"Wholesomeness" is defined by reference to standards and other requirements set out in the Water Supply (Water Quality) Regulations 2000 (98/83/EC) as amended in 2007 (the "Water Quality Regulations"), which transpose the EU Drinking Water Directive. Undertakers must monitor and report on their sources of "raw water" (groundwater and surface water), and on the quality of their supplies. They must disinfect water supplies adequately. The Regulations codify best practice and apply a regulatory framework for water quality risk assessment to the whole chain of water supply from source to end consumer. The Regulations provide in detail for monitoring, sampling, treatment, investigation and reporting of failures, and control of application and introduction of substances and products.

An undertaker may be prosecuted for supplying water that is unfit for human consumption and the maximum penalty is an unlimited fine.

More stringent lead standards from 25 December 2013 introduced by the Water Quality Regulations will require improvements to treatment works and distribution systems. United Utilities Water has a programme of installing additional phosphate dosing and pH control assets, and replacing lead communication pipes.

As part of the AMP4 Consumer Acceptability programme, United Utilities Water must, over a ten year period from 2006, clean and refurbish up to 602 kilometres of large diameter trunk mains, to deal with iron and manganese deposition and corrosion, and report on progress.

11. Infringement proceedings

Infringement proceedings, begun in 2006, by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Directive, continue. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of this legal action, some of the Irish Sea could be designated as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce some nutrient levels in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

12. Bathing waters

A revised European Union Bathing Water Directive (2006/7/EC) came into force on 24 March 2006. The purpose of this is to establish new bathing water quality standards and to improve the management of bathing waters. Although the UK had a period of two years from 24 March 2006 to transpose the Directive into UK law, the timetable for its implementation has been extended and no transposing legislation is currently in force. United Utilities Water's programme of wastewater network and treatment projects relating to its operational facilities continues to improve the quality of bathing waters in North West England in order to meet the required standards.

13. Sewerage sludge on agricultural land

The operational waste produced by undertakers, includes sewerage sludge-like organic matter and dead bacteria left after the sewerage treatment process. Recycling treated sludge to agricultural land as a fertilizer and soil conditioner is the major outlet for this material and is a highly regulated activity. Current controls are based on the European Union "Directive on the Protection of the Environment, and, in particular, of the Soil, when Sewerage Sludge is used in Agriculture" (86/278/EEC) (the "Sludge Directive"), implemented in the UK by the Sludge (Use in Agriculture) Regulations 1989 (the "Sludge Regulations"). Discussion at a European Union level of a new Waste Framework Directive continues, although it seems likely that the use of sewerage sludge on agricultural land, which is increasingly the favoured method of sludge recycling, will be explicitly excluded from any new regulatory framework on waste disposal. However, it is expected that a revision or superceding of the Sludge Directive itself will be brought into force in the future, which may lead to further restrictions on the use of sewerage sludge in agriculture.

In the United Kingdom, sludge treatment and recycling operations are faced with issues such as odour, poor quality product, the reduction of the available land bank due to the extension of nitrate vulnerable zones, saturated soils and the extension of blanket exclusion clauses for using biosolids on agricultural land for milling wheat, oilseed rape and feed wheat.

Consequently, United Utilities Water is expanding its Shell Green sludge processing centre near Widnes in order to reduce its exposure to sludge disposal on agricultural land and ensure sufficient incineration capacity. United Utilities Water is also investing to improve its digestion facilities to be able to make better use of biogas and to improve the quality of the product for recycling.

14. Odour

Complaints of odour from wastewater treatment works may be actionable as statutory nuisance under the Environmental Protection Act 1990. The current capital programme includes some measures to deal with this issue. United Utilities Water complies with the voluntary 'Code of Practice on Odour Nuisance from Sewerage Treatment Works' published by the Secretary of State on 12 April 2006.

15. Stormwater overflows

Many undertakers (including United Utilities Water) utilise combined sewer systems that convey both foul and surface water in the same pipe. In order to reduce flooding risk, combined sewerage systems incorporate combined system overflows ("CSOs"), which divert excess water flow during storms into nearby surface watercourses. These discharges of water during a storm, containing both foul sewerage and water, contain large amounts of pollutants and are known as unsatisfactory intermittent discharges ("UIDs"). The Urban Wastewater Treatment Directive requires member states to act to limit pollution from CSOs and improve UIDs and the Environment Agency is now responsible for granting discharge consents to operate CSOs which contain certain conditions aimed at making such improvements.

In October 2007, the Group submitted a funding submission, or Change Protocol, to Ofwat relating to discharges into inland waters. This submission followed a planning inquiry which dealt with a small number of such UIDs but which was intended to establish precedent for a larger number of similar discharges that were under discussion. A further planning inquiry dealing with discharges to coastal bathing waters was heard in December 2007. United Utilities will be making further Change Protocol submissions to Ofwat dealing with those UIDs affected by that planning inquiry as well as other UIDs.

16. Contaminated land

Part IIA of the Environmental Protection Act 1990 provides a regime for the inspection, identification and remediation of contaminated land. "Contaminated land" is land which appears to the local authority to be in such a condition as to cause or risk significant harm or water pollution. Liability is allocated, in the first instance, to those who caused or knowingly permitted the contamination – the original polluter – and, as a fall-back, if the original polluter cannot be traced, to subsequent owners and occupiers, with the taxpayer being the payer of last resort.

None of the land owned or occupied by the Group is currently designated as contaminated land but it owns or occupies, or is required to work within, sites that have potentially been adversely affected by virtue of prior use. A site owned or occupied by the Group may therefore in future be designated as contaminated land or the Group may be required to work within a site that is already, or becomes, designated as contaminated land.

PART X

ADDITIONAL INFORMATION

1. Responsibility

The Directors of United Utilities Group, whose names appear on page 22 of this document, and United Utilities Group accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and United Utilities Group (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of United Utilities Group

United Utilities Group was incorporated and registered in England and Wales on 8 April 2008 under the Companies Act 1985 as a private company limited by shares with registered number 06559020 and with the name United Utilities Newco Limited. It was re-registered as a public limited company and changed its name to United Utilities Group PLC on 28 April 2008.

United Utilities Group is domiciled in the United Kingdom and its registered and head office is at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP. United Utilities Group's telephone number is +44 (0)1925 237000.

The principal legislation under which United Utilities Group operates, and pursuant to which the share capital of United Utilities Group has been created, is the Companies Acts and regulations made thereunder.

3. Share capital of United Utilities Group

On incorporation, the authorised share capital of United Utilities Group was £50,002 divided into 50,002 ordinary shares of £1 each. Of such shares, one was taken by the subscriber to the memorandum of association of United Utilities Group, Trusec Limited, and was paid up in full by the subscriber. This subscriber share was transferred to the Company Secretary on 17 April 2008.

On 17 April 2008, a further ordinary share was allotted to Simon Gardiner and was paid up in full in cash.

On 23 April 2008, resolutions were passed by the shareholders of United Utilities Group to the effect that:

(A) the 50,000 authorised but unissued ordinary shares of £1 each were reclassified as Redeemable Preference Shares of £1 each;

(B) amended United Utilities Group Articles including the rights associated with the Redeemable Preference Shares and other changes relating to the re-registration of United Utilities Group as a public limited company were adopted; and

(C) each of the existing two issued ordinary shares of £1 each was reclassified into one Subscriber Ordinary Share of £1.

On 23 April 2008, the Company Secretary subscribed to 50,000 Redeemable Preference Shares.

On 30 May 2008, resolutions were passed by the shareholders of United Utilities Group to the effect that:

(A) the authorised share capital of United Utilities Group was increased by the creation of:

   (i) 1,000,000,000 Ordinary Shares of 500 pence each having the rights of ordinary shares as set out in the United Utilities Group Articles;

   (ii) 900,000,000 B Shares of 170 pence each having the rights and being subject to the restrictions set out in the United Utilities Group Articles as summarised in Part VIII of this document; and

(iii) 400,000,000,000 Class A Shares of one pence each having the rights and being subject to the restrictions as set out in the United Utilities Group Articles; and

(B) amended United Utilities Group Articles including the rights associated with the B Shares, the Deferred Shares and the Class A Shares were adopted.

In the event that in connection with the Scheme the issue of Ordinary Shares with a nominal value of 500 pence each would or may (in the reasonable opinion of the Directors) result in the issue of shares at a discount, United Utilities Group will, prior to the Scheme becoming effective, take steps (in accordance with the provisions of the United Utilities Group Articles and the Companies Acts) to procure that the Ordinary Shares are issued with a lower nominal value which is, in the reasonable opinion of the Directors, appropriate to ensure that such Ordinary Shares are not issued at a discount to their nominal value.

As at the date of this document, Simon Gardiner, (an employee of United Utilities) and the Company Secretary, each hold one Subscriber Ordinary Share of £1 each. It is expected that following the Scheme becoming effective, these shares will be cancelled as part of the United Utilities Group Reduction of Capital.

The Company Secretary holds 50,000 Redeemable Preference Shares of £1 each. It is expected that, in due course, following the United Utilities Group Reduction of Capital becoming effective, the Redeemable Preference Shares will be redeemed for an amount equal to the amount paid up on such Redeemable Preference Shares.

Accordingly, as at 2 June 2008, the latest practicable date prior to the publication of this Prospectus, the authorised and issued share capital of United Utilities Group is, and immediately prior to implementation of the Scheme will be, as follows:

Class	*Authorised number*	*Aggregate nominal value*	*Issued and fully paid up number*	*Issued and fully paid aggregate value*
Ordinary Shares	1,000,000,000	£5,000,000,000	Nil	Nil
B Shares	900,000,000	£1,530,000,000	Nil	Nil
Class A Shares	400,000,000,000	£4,000,000,000	Nil	Nil
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000
Subscriber Ordinary Shares	2	£2	2	£2

On 30 May 2008, resolutions were passed at a general meeting of United Utilities Group to the effect that:

(A) subject to and conditional upon the Scheme becoming effective:

(i) the share capital of United Utilities Group be reduced by:

(a) cancelling the paid up share capital to the extent of 495 pence on each Ordinary Share in issue as at the United Utilities Group Reduction of Capital Record Time and reducing the nominal value of each such Ordinary Share from 500 pence to five pence;

(b) reducing the nominal value of each unissued Ordinary Share in the authorised share capital from 500 pence to five pence; and

(c) cancelling and extinguishing all of the Subscriber Ordinary Shares in issue as at the United Utilities Group Reduction of Capital Record Time on terms that the holders of the Subscriber Ordinary Shares shall each be paid in cash an amount equal to the nominal value of the Subscriber Ordinary Shares held by them;

(ii) the Directors be authorised pursuant to the United Utilities Group Articles to capitalise the full amount standing to the credit of the merger reserve established by United Utilities Group as a result of the Scheme becoming effective and that the Directors be unconditionally authorised and directed to apply the sum so capitalised in issuing to those Shareholders who are registered as holders of United Utilities Shares at the Scheme Record Time, in the same proportions in which such sum would have been divisible amongst them if it were distributed by way of

dividend and applying such sum on their behalf in paying up in full Class A Shares and to allot such shares at par *pro rata* to holders of Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities may procure as nominee for such holders) credited as fully paid with fractional entitlements to Class A Shares to be aggregated into whole Class A Shares and dealt with as the Directors see fit; and

(iii) the share capital of United Utilities Group be reduced by:

(a) cancelling all the Class A Shares in issue as at the United Utilities Group Reduction of Capital Record Time without payment of any amount in respect thereof to the holders of such Class A Shares; and

(b) cancelling all unissued Class A Shares;

(B) the Directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to exercise all the powers of United Utilities Group to allot relevant securities (within the meaning of section 80(2) of the said Act):

(i) up to a maximum aggregate nominal amount of £10,530,000,000 as required for the purposes of the Scheme (including the B Shares to be issued under the Scheme and the issue of Class A Shares referred to in resolution (A)(ii) above); and

(ii) up to a maximum aggregate amount of £11,355,341 (representing approximately one third of the expected issued ordinary share capital of United Utilities Group immediately following the registration by the Registrar of Companies of the Court order confirming the United Utilities Group Reduction of Capital), this authority to expire at the conclusion of the annual general meeting of United Utilities Group to be held in 2009 or on 30 September 2009 (whichever is earlier) (unless previously revoked or varied by United Utilities Group in general meeting) save that United Utilities Group, pursuant to the authority granted by this resolution, may before this authority has expired make an offer or agreement which would or might require relevant securities to be allotted wholly or partly after such expiry and the Directors may allot relevant securities in pursuance to any such offeror agreement as if the authority conferred hereby had not expired;

(C) the Directors be empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution (B) above and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the said Act as if section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of Ordinary Shares or other equity securities in the capital of United Utilities Group (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may be practicable) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (but subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £1,703,301 (representing approximately five per cent. of the expected issued ordinary share capital of United Utilities Group immediately following the registration by the Registrar of Companies of the Court order confirming the United Utilities Group Reduction of Capital),

and this authority shall expire at the conclusion of the annual general meeting of United Utilities Group to be held in 2009 or on 30 September 2009 (whichever is earlier), save that United Utilities Group may, before the expiry of the power hereby conferred, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired;

(D) United Utilities Group be generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares, provided that:

(i) the maximum number of Ordinary Shares hereby authorised to be purchased is 68,132,046 (representing approximately ten per cent. of the expected issued ordinary share capital of United Utilities Group immediately following the registration by the Registrar of Companies of the Order of the Court confirming the United Utilities Group Reduction of Capital);

(ii) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to the nominal value of each such Ordinary Share;

(iii) the maximum price which may be paid for any such Ordinary Share is an amount (exclusive of expenses) being not more than 105 per cent. of the average of the upper and lower prices shown in the quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the Ordinary Share is contracted to be purchased;

(iv) unless previously revoked or varied, the authority shall expire at the conclusion of the annual general meeting of United Utilities Group to be held in 2009 or on 30 September 2009 (whichever is earlier);

(v) under this authority, United Utilities Group may, before the expiry of this authority, enter into a contract to purchase Ordinary Shares which would or might be executed wholly or partly after the expiry of this authority, and may make purchases of Ordinary Shares pursuant to it as if this authority had not expired; and

(vi) all Ordinary Shares purchased pursuant to the said authority shall be either:

(a) cancelled immediately upon completion of the purchase; or

(b) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Acts;

(E) United Utilities Group be generally and unconditionally authorised to use electronic communications with its shareholders and in particular to serve any notice or send or supply other documents or information to its shareholders (or where applicable a nominee) by making them available on a website or by using other electronic means;

(F) United Utilities Group and all companies that are its subsidiaries at any time during which this resolution is effective be generally and unconditionally authorised for the purposes of Part 14 of the Companies Act 2006 in aggregate to (a) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total, (b) make political donations to political organisations other than political parties not exceeding £50,000 in total and (c) incur political expenditure not exceeding £50,000 in total, during the period beginning with the passing of this resolution and expiring at the conclusion of the annual general meeting of United Utilities Group to be held in 2009. For the purposes of this resolution the terms "political donation", "political parties", "independent election candidates", "political organisation" and "political expenditure" have the meanings given by sections 363 to 365 of the Companies Act 2006;

(G) subject to the approval of Shareholders to be sought at the General Meeting, with effect from the Scheme Effective Date, the establishment of the United Utilities Group 2008 Savings-Related Share Option Scheme and the United Utilities Group 2008 Share Incentive Plan, the principal features of

each of which are summarised in section 9.4 of this Part X, be approved and the Directors be authorised to do all such acts and things as may be necessary to establish and carry the same into effect and the Directors be authorised to vote and be counted in quorum on any matter connected with those schemes (except that no Director may vote or be counted in quorum in respect of his own participation) and any prohibition on voting contained in the United Utilities Group Articles be relaxed;

(H) subject to the approval of Shareholders to be sought at the General Meeting, with effect from the Scheme Effective Date, the establishment of the United Utilities Group 2008 Performance Share Plan, the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan, the principal features of each of which are summarised in section 9.4 of this Part X be approved and the Directors be authorised to do all such acts and things as may be necessary to establish and carry the same into effect and the Directors be authorised to vote and be counted in the quorum on any matter connected with those schemes (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the United Utilities Group Articles be relaxed; and

(I) subject to the approval of Shareholders to be sought at the General Meeting, with effect from the Scheme Effective Date, the Directors be authorised to establish additional employee share schemes for overseas employees of the Group containing such provisions as the Directors may decide subject to the following:

(i) such schemes must operate within the equity dilution limits applicable to the share schemes referred to in (G) and (H) above (the "existing schemes");

(ii) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities or exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the existing schemes;

(iii) once established the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the corresponding provisions in the existing schemes unless such approval to amend the corresponding provisions has already been obtained; and

the Directors be authorised to vote and be counted in quorum on any matter connected with the schemes referred to in this resolution (except that no Director may vote or be counted in a quorum in respect of his own participation) and any prohibition on voting contained in the United Utilities Group Articles be relaxed.

Save as disclosed in this section 3, at the date of this Prospectus:

(A) there has been no issue of shares or loan capital of United Utilities Group since its incorporation; and

(B) no share or loan capital of United Utilities Group is under option or agreed to be put under option.

As at the date of this Prospectus, United Utilities Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of United Utilities Group for cash or other consideration.

As at the date of this Prospectus, United Utilities does not hold any United Utilities Shares in treasury.

The Directors of United Utilities Group have no present intention to make any allotments pursuant to the authority contemplated in the resolution described in paragraph (B) on page 95 other than pursuant to the issue of shares following the exercise of options or vesting of share awards granted under the United Utilities Group Employee Share Plans.

The Ordinary Shares and the B Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the Ordinary Shares or the B Shares.

Neither the Ordinary Shares nor the B Shares have been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of United Utilities Group.

The Redeemable Preference Shares and the Subscriber Ordinary Shares are in registered form but will not be listed or traded and carry limited rights to vote. The Class A Shares are in registered form but will not be listed or traded and no certificates will be issued to the holders of such Class A Shares.

Under the Scheme, United Utilities Group will issue Ordinary Shares and B Shares, credited as fully paid, to Shareholders on the basis of 17 Ordinary Shares for every 22 United Utilities Shares and one B Share for each United Utilities Share held, in each case, at the Scheme Record Time. The Class A Shares resulting from the capitalisation of the merger reserve of United Utilities Group created on the Scheme becoming effective shall be allotted *pro rata* to the Shareholders of United Utilities Group who are registered as holders of the Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) immediately following the registration as holders of Ordinary Shares of the persons required to be issued with Ordinary Shares by United Utilities Group pursuant to the Scheme and are to be cancelled pursuant to the United Utilities Group Reduction of Capital. It is also intended to cancel the Subscriber Ordinary Shares pursuant to the United Utilities Group Reduction of Capital. Accordingly, the proposed authorised issued and fully paid share capital of United Utilities Group as it will be immediately following the United Utilities Group Reduction of Capital (on the basis that there has been no exercise of rights outstanding under the United Utilities Employee Share Plans between the date of this Prospectus and the United Utilities Group Reduction of Capital Record Time) is expected to be as follows:

Class	*Authorised number*	*Aggregate nominal value*	*Issued and fully paid number*	*Aggregate nominal value*
Ordinary Shares	1,000,000,000	£50,000,000	681,320,458	£34,066,022.90
B Shares	900,000,000	£1,530,000,000	881,708,828	£1,498,905,007.60
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000

Application has been made to the UK Listing Authority for all the Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is intended that the Ordinary Shares will be equivalent to the United Utilities Shares in all material respects, including their dividend, voting and other rights. No applications will be made for the B Shares to be admitted to listing or trading on any exchange. The B Shares will carry entitlement to the B Share Continuing Dividend and will have limited voting rights.

The ISIN number of the Ordinary Shares is GB00B39J2M42. The ISIN number of the B Shares is GB00B39J4S44[1].

4. Summary of the memorandum of association and articles of association of United Utilities Group

4.1 *Memorandum of association*

United Utilities Group's principal objects and purposes are set out in in full in clause 4 of its memorandum of association which is available for inspection at the address specified in section 19 of this Part X and include, amongst other things:

1 The temporary ISIN for the B shares for the period from the Scheme Effective Date until the B Share Dividend is allocated and the Initial B Share Redemption is made is expected to be 11 August 2008 to allow CREST holders to make their elections electronically through CREST is GB00B39J5363.

- to carry on the business of a holding company;
- to carry on business as a general commercial company; and
- to carry on the business of the planning, provision, operation, development, maintenance, improvement and extension of utility services of every description, including those relating to water, wastewater, electricity, gas and telecommunications systems.

4.2 *Articles of Association*

There are some differences between the United Utilities Articles and the United Utilities Group Articles as the United Utilities Group Articles have been updated to reflect the provisions of the Companies Act 2006 which came into force and those which will come into force on or before 6 April 2008 and 1 October 2008 respectively and to reflect current practice in relation to the articles of association of a listed company. The United Utilities Group Articles also contain provisions dealing with the rights and restrictions attaching to the B Shares, the Deferred Shares, the Subscriber Ordinary Shares, the Class A Shares and the Redeemable Preference Shares.

The United Utilities Group Articles (in this section 4, the "articles") were adopted on 23 April 2008 and amended on 30 May 2008 and contain, amongst other things, provisions to the following effect:

(A) *Share capital*

The authorised share capital of United Utilities Group as at the date of this document is £10,530,050,002 divided into 1,000,000,000 Ordinary Shares of 500 pence each, 900,000,000 B Shares of 170 pence each, 400,000,000,000 Class A Shares of one pence each, and 50,000 Redeemable Preference Shares of 100 pence each and two Subscriber Ordinary Shares of 100 pence each.

(B) *Share rights*

Subject to the provisions of the Companies Acts and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as United Utilities Group may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

The rights attaching to the B Shares and the Deferred Shares are summarised in Part VIII of this document. The rights attaching to the Ordinary Shares, the Redeemable Preference Shares, the Subscriber Ordinary Shares and the Class A Shares are set out below.

(i) **Votes of members**

Subject to the provisions of the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to the articles, at any general meeting every member who is present in person or by proxy or by a duly authorised corporate representative shall on a show of hands have one vote and every member who is present in person or by proxy or by a duly authorised corporate representative shall on a poll have one vote for each share of which he is the holder.

United Utilities Group shall not be entitled to exercise any voting rights, whether on a show of hands or on a poll, in respect of any shares held by it as treasury shares.

If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy or by corporate representative, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the register.

(ii) **Dividends and other payments**

Declaration of dividends

Subject to the provisions of the Companies Acts and of the articles, United Utilities Group may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of United Utilities Group. However, no dividend shall exceed the amount recommended by the Board and no dividend shall be paid in respect of any shares held by United Utilities Group as treasury shares.

Interim dividends

Subject to the provisions of the Companies Acts, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the Board to be justified by the profits of United Utilities Group available for distribution. If at any time the share capital of United Utilities Group is divided into different classes, the Board may pay such interim dividends to the holders of shares which rank after shares conferring preferential rights with regard to dividend as well as to the holders of shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

Entitlement to dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

Calls on debts may be deducted from dividends

The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to United Utilities Group on account of calls or otherwise in relation to the shares of United Utilities Group.

Distribution in specie

The Board may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

Dividends not to bear interest

Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by United Utilities Group or in respect of a share shall bear interest as against United Utilities Group.

Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by United Utilities Group to the person entitled thereto are returned or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, United Utilities Group shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies United Utilities Group of an address to be used for the purpose.

Unclaimed dividends

All dividends, interest or other sum payable and unclaimed for twelve months after having become payable may be invested or otherwise made use of by the Board for the benefit of United Utilities Group until claimed and United Utilities Group shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by United Utilities Group.

Payment of share dividends

The Board may, with the prior authority of an ordinary resolution of United Utilities Group and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares (excluding any ordinary shares held as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution, subject to a number of provisions set out in the articles.

(iii) **Rights of the Redeemable Preference Shares**

The Redeemable Preference Shares carry a right to receive, out of the profits of United Utilities Group available for distribution and resolved to be distributed, a fixed non-cumulative preferential (that is, in priority to the other shares of United Utilities Group in issue from time to time) dividend of 0.0001 per cent. per annum on the capital paid up thereon. On a return of capital on a liquidation or otherwise, the assets of United Utilities Group available for distribution among the members will be applied first in repaying to the holders of the Redeemable Preference Shares the amounts paid up on such shares together with all accrued but unpaid dividends. Save as aforesaid, the Redeemable Preference Shares do not carry any other right to participate in profits or assets of United Utilities Group. The holders of Redeemable Preference Shares are not entitled to receive notice of or to attend or vote at any general meeting of United Utilities Group unless a resolution to wind-up United Utilities Group or to vary, modify or abrogate the rights attaching to the said shares is proposed. United Utilities Group may redeem the Redeemable Preference Shares at any time at the discretion of the Directors or at the request of the holders upon the earlier of the United Utilities Group Reduction of Capital becoming effective or 31 December 2008. Upon any such redemption, United Utilities Group shall pay to the holder the nominal amount paid up on such shares together with all accrued but unpaid dividends. The Redeemable Preference Shares may only be transferred with the consent of the Board.

(iv) **Rights of the Subscriber Ordinary Shares**

Prior to the coming into effect of the Scheme, the holders of the Subscriber Ordinary Shares shall have the same rights in respect of those shares in relation to United Utilities Group as any holder of Ordinary Shares has in respect of those shares.

On the coming into effect of the Scheme, the rights and restrictions attached to the Subscriber Ordinary Shares shall be as follows:

(a) the holders of the Subscriber Ordinary Shares shall not be entitled to any dividends or distributions in respect of such shares;

(b) the amount that would otherwise be distributed to the holders of the Subscriber Ordinary Shares out of the surplus assets of United Utilities Group remaining after the payment of its liabilities on a winding up shall be limited to the nominal value of each Subscriber Ordinary Share they hold which shall be paid only after the holders of any and all other classes of share in the capital of United Utilities Group then in issue shall have received the nominal value of those shares (or any capital entitlement specified as an alternative to that nominal value) in respect of the relevant shares held by them at that time;

(c) the holders of Subscriber Ordinary Shares shall not be entitled to receive notice of or attend or vote at any general meeting of United Utilities Group unless a resolution to wind up United Utilities Group or to vary, modify or abrogate the rights attaching to the Subscriber Ordinary Shares is proposed; and

(d) the Subscriber Ordinary Shares may only be transferred with the consent of the Board.

(v) **Rights of the Class A Shares**

The Class A Shares confer no rights on the holders to vote at any general meeting of United Utilities Group, no right to receive any share in the profits of United Utilities Group and the right to receive on a return of assets in a winding up only up to the amount paid up or treated as paid up on the nominal value of each Class A Share after payment to the holders of the Redeemable Preference Shares per Redeemable Preference Share held by them the amount paid up thereon together with the relevant proportion of accrued but unpaid dividends, to the holders of B Shares 170 pence per B Share held by them together with the relevant proportion of the B Share Continuing Dividend, to the holders of Ordinary Shares per Ordinary Share held by them the amount paid up thereon together with the sum of £100,000 and to the holders of Deferred Shares per Deferred Share held by them the amount paid up thereon together with the sum of £100,000. The holders of the Class A Shares shall not be entitled to any further right to participate in any amount paid or distributed by United Utilities Group whatsoever.

United Utilities Group may at its discretion at any time after 31 August 2008, without prior notice, redeem some or all of the Class A Shares, in each case for a total aggregate price not exceeding one penny for all such Class A Shares redeemed.

No share certificates shall be issued in respect of the Class A Shares.

(C) *Variation of rights*

Any of the rights for the time being attached to any share or class of shares in United Utilities Group may be varied or abrogated either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the class.

(D) *Transfer of shares*

Each member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a certificated share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect of it.

Each member may transfer all or any of his uncertificated shares in accordance with the rules and regulations in force from time to time which are applicable to CREST or to any other relevant system (as defined in the CREST Regulations).

The Board may, in its absolute discretion refuse to register any transfer of a share unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) in the case of a certificated share, it is delivered for registration to the office or such other place as the Board may from time to time determine, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so,

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are admitted to trading on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

If the Board refuses to register a transfer of a share, it shall, within two months after the date on which, in the case of a certificated share, the transfer was lodged with United Utilities Group, or in the case of an uncertificated share, the dematerialised instruction was received by United Utilities Group, send notice of the refusal to the transferee.

(E) *General meetings*

Subject to the provisions of the Companies Acts, annual general meetings shall be held at such time and place as the Board may determine. All general meetings, other than annual general meetings, shall be called general meetings.

The Board may convene a general meeting whenever it thinks fit. If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director may call a general meeting.

An annual general meeting shall be convened by not less than twenty one clear days' notice in writing. All other general meetings shall be convened by not less than fourteen clear days' notice in writing.

The notice shall specify:

(a) (if applicable) that the meeting is an annual general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a member.

The notice shall be given to the members (other than any who, under the provisions of these articles or of any restrictions imposed on any shares, are not entitled to receive notice of the meeting), to the Directors and to the auditors.

A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of United Utilities Group.

(F) *Alteration of share capital*

United Utilities Group may from time to time by ordinary resolution increase, consolidate and divide, cancel and diminish and, subject to the provisions of the Companies Acts, sub-divide its shares or any of them.

Subject to the provisions of the Companies Acts, the articles and to any rights for the time being attached to any shares, United Utilities Group may by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

(G) *Disclosure of interests in shares and restrictions for failure to provide information*

United Utilities Group may serve a notice under section 793 Companies Act 2006 on a member or any other person appearing to be interested in the shares (the "default shares") held by that member.

If the information required by the notice is not provided within the prescribed period from the service of the notice, the member is not entitled in respect of the default shares to be present or vote (in person, by representative or proxy) at a general meeting or separate meeting of the holders of a class of shares or on a poll or to exercise other rights conferred by membership in relation to the meeting or the poll.

Where the information in respect of the default shares is not provided in the prescribed period from the service of the notice and such shares represent at least 0.25 per cent. in nominal value of the issued shares of United Utilities Group (excluding any shares held in treasury) (i) a dividend in respect of the default shares may be withheld by United Utilities Group and (ii) no transfer other than an excepted transfer of any shares held by the member shall be registered unless the member is not in default as regards supplying the information required and the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(H) *Directors*

(i) **Number of Directors**

Unless and until otherwise determined by United Utilities Group by ordinary resolution, the number of Directors (other than any alternate directors) shall be not more than fifteen nor less than three.

(ii) **Power of members to appoint Directors**

The members of United Utilities Group may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed the maximum number fixed in accordance with the articles.

(iii) **Power of Board to appoint Directors**

The Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with the articles. Any Director so appointed shall retire at the annual general meeting next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

(iv) **Retirement of Directors**

(a) A Director (not being a Director holding any employment or executive office) shall retire from office, and may offer himself for re-appointment, at each annual general

meeting if, at the start of business on the date of the notice convening that annual general meeting, he has served as a Director for a continuous period of nine years or more.

(b) A Director shall retire from office, and may offer himself for re-appointment, at the third annual general meeting following his appointment or last re-appointment by members of United Utilities Group at a general meeting.

(c) At each annual general meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for re-appointment. Subject to the provisions of the Companies Acts and of the articles, the Directors to retire by rotation shall be, first, any Director who wishes to retire and not offer himself for re-appointment, secondly, in the case of any annual general meeting held during or after 2011, any Director who is or will be required to retire under (b), in the case of the annual general meeting held in 2009, any Director who held office at the two preceding annual general meetings of United Utilities and who did not retire at either of them and in the case of the annual general meeting held in 2010, any Directors who held office at the annual general meeting of United Utilities in 2008 and the annual general meeting of United Utilities Group in 2009 and did not retire at either of them and thirdly that Director or those Directors who have been longest in office since their appointment or last re-appointment by members at a general meeting of United Utilities Group or United Utilities. As between two or more Directors who have been in office an equal length of time since their last appointment or re-appointment by members of United Utilities Group or United Utilities at a general meeting, the Director or Directors to retire shall, in default of agreement between them, be determined by lot.

(d) Any Director who is or will be required to retire at an annual general meeting under (a) or as a result of being appointed as Director by the Board shall not be taken into account in determining the number or the identity of the Directors to retire by rotation under (c).

(v) **Deemed re-appointment**

At any annual general meeting at which a Director retires by rotation, United Utilities Group may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost.

(vi) **No retirement on account of age**

No person shall be or become incapable of being appointed a Director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person. No Director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age.

(vii) **Removal of Directors by ordinary resolution**

The members of United Utilities Group may by ordinary resolution remove any Director before the expiration of his period of office and may by ordinary resolution appoint another person who is willing to act to be a Director in his place.

(viii) **Proceedings of the Board**

Subject to the provisions of the articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two Directors. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

One Director may, and the secretary at the request of a Director shall, summon a board meeting at any time on reasonable notice. Notice of a board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him for that purpose. A Director may waive the requirement that notice be given to him of any board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of board meetings shall during his absence be given to him at any address in the United Kingdom notified to United Utilities Group for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

The Board may appoint one or more of its body chairman or joint chairman and one or more of its body deputy chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such chairman or deputy chairman is elected, or if at any meeting neither a chairman nor a deputy chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting. Any chairman or deputy chairman may also hold executive office.

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of that meeting shall have a second or casting vote.

Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone, video conferencing link or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the chairman of the meeting. A person so participating by being present or being in telephone or video conference or any other form of communication with those in the meeting or with the chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is.

(ix) **Directors' power to authorise conflict situations**

The Directors of United Utilities Group have the power to authorise, on such terms (including as regards duration and revocation), and subject to such limits or conditions, if any, as they may determine, any matter proposed to them in accordance with the articles which would or might, if not so authorised, constitute or give rise to a situation in which a Director has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of United Utilities Group (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not United Utilities Group could take advantage of it). Any authorisation of such a conflict situation pursuant to the articles will extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the conflict situation so authorised.

Any such authorisation of a conflict situation will be effective only if at the meeting of the Directors at which the conflict situation is considered any requirement as to quorum is met without counting the Director who is interested in that conflict situation, and if the authorisation was agreed to without that interested Director voting, or would have been agreed to if the votes of all interested Directors had not been counted.

(x) **Directors' interests**

Subject to the provisions of the Companies Acts and compliance with the articles, a Director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with United Utilities Group or in which United Utilities Group is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under United Utilities Group (except that of auditor or of auditor of a subsidiary of United Utilities Group) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for United Utilities Group, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other article;

(c) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise directly or indirectly interested in, any company promoted by United Utilities Group or in which United Utilities Group is otherwise interested or as regards which United Utilities Group has any powers of appointment; and

(d) shall not be liable to account to United Utilities Group for any profit, remuneration or other benefit which he derives from any such office, employment, contract, arrangement, transaction or proposal, or from any office or employment or from any transaction or arrangement or from any interest in any body corporate the acceptance, entry into or existence of which has been authorised by the Directors in accordance with the articles,

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with United Utilities Group shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become so interested.

(xi) **Restrictions on voting**

A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which United Utilities Group is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 252 of the Companies Act 2006) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through United Utilities Group, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of United Utilities Group or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of United Utilities Group or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by United Utilities Group or any of its subsidiary undertakings in which offer he is or may

be entitled to participate as a holder of securities or in the underwriting or subunderwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 252 of the Companies Act 2006) does not to his knowledge have an interest in one per cent. or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e) any proposal relating to an arrangement for the benefit of the employees of United Utilities Group or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(f) any proposal concerning insurance which United Utilities Group proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors; and

(g) any proposal concerning any arrangement to be entered into by United Utilities Group for the provision of any indemnity in favour of any other current or former Director, alternate director, company secretary, officer or employee of United Utilities Group or any of its subsidiary undertakings in respect of liabilities incurred by any such person in the course of his office or employment with United Utilities Group or any such subsidiary undertaking (notwithstanding the fact that such Director may also be provided with an indemnity on equivalent terms).

(xii) **Vacation of office by Directors**

Without prejudice to the provisions for retirement contained in the articles, the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to, or if in electronic form received by, the secretary at the office or tendered at a board meeting;

(b) he ceases to be a Director by virtue of any provision of the Companies Acts, is removed from office pursuant to the articles or the Companies Acts or becomes prohibited by law from being a director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated;

(e) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the Board, from board meetings for six consecutive months and the Board resolves that his office be vacated;

(f) he is removed from office by notice in writing signed by all the other Directors and, for this purpose, a set of like notices each signed by one or more of the Directors shall be as effective as a single notice signed by the requisite number of Directors; or

(g) in the case of any Director who holds any executive office, his appointment as such is terminated or expires and the Directors resolve that his office be vacated.

(xiii) **Alternate directors**

Each Director (other than an alternate director) may, by notice in writing delivered to, or if in electronic form received by, the secretary at the office, or in any other manner approved by the Board, appoint any other Director or any person approved for that purpose by the Board and willing to act, to be his alternate.

Every alternate director shall (subject to his giving an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A Director acting as alternate director shall have a separate vote at board meetings for each Director of whom he acts as alternate director, but he shall count as only one for the purpose of determining whether a quorate is present.

(xiv) **Directors' fees**

The Directors (other than alternate directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may, from time to time, determine (not exceeding, in aggregate, £1,000,000 per annum or such other sum as United Utilities Group in general meeting by ordinary resolution shall, from time to time, determine). Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided among the directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office).

(xv) **Expenses**

Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of United Utilities Group.

(xvi) **Remuneration of executive Directors**

The salary or remuneration of any Director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as director pursuant to the articles.

(xvii) **Pensions and other benefits**

The Board may exercise all the powers of United Utilities Group to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of United Utilities Group or any company which is a holding company or a subsidiary undertaking of or allied to or associated with United Utilities Group or any such holding company or subsidiary undertaking or any predecessor in business of United Utilities Group or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Companies Acts, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid

matters. The Board may procure any of such matters to be done by United Utilities Group either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this article and shall not be obliged to account for it to United Utilities Group.

(I) *Borrowing powers*

The Board may exercise all the powers of United Utilities Group to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of United Utilities Group and, subject to the provisions of the Companies Acts, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of United Utilities Group or of any third party.

The Board shall restrict the borrowings of United Utilities Group and exercise all voting and other rights and powers of control exercisable by United Utilities Group in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the group (exclusive of moneys borrowed by one group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of United Utilities Group exceed an amount equal to two and a half ($2\frac{1}{2}$) times the adjusted capital and reserves.

(J) *Indemnity of Directors*

As far as the Companies Acts allow, United Utilities Group may indemnify any person who is or was a Director, alternate director, company secretary, officer or employee of United Utilities Group or of any associated company against any liability and may purchase and maintain insurance against any liability for any such person.

5. Directors and Senior Managers of United Utilities Group

5.1 *Names and functions*

The Directors of United Utilities Group, each of whom is currently also a Director of United Utilities, are as follows:

(A) *Directors*

Name	*Function*
Sir Richard Evans	*(Non-Executive Chairman)*
Philip Green	*(Chief Executive)*
Tim Weller	*(Chief Financial Officer)*
Charlie Cornish	*(Managing Director, Business Development and International)*
Dr. Catherine Bell	*(Independent Non-Executive Director)*
Norman Broadhurst	*(Independent Non-Executive Director)*
Paul Heiden	*(Independent Non-Executive Director)*
David Jones CBE	*(Independent Non-Executive Director)*
Dr John McAdam	*(Independent Non-Executive Director)*
Andrew Pinder CBE	*(Independent Non-Executive Director)*
Nick Salmon	*(Senior Independent Non-Executive Director)*

(B) *Senior Managers*

The Senior Managers are the persons listed below:

Name	*Function*
Martin Bradbury	*(Chief Information Officer)*
Alison Clarke	*(Human Resources Director)*

Clive Elphick	*(Managing Director, Asset Management and Regulation)*
Tom Keevil	*(General Counsel and Company Secretary)*
Gaynor Kenyon	*(Communications Director)*
Ian McAulay	*(Managing Director, Capital Programmes)*
Matthew Wright	*(Managing Director, Operations)*

5.2 ***Business address***

The business address of each of the Directors and the Senior Managers is Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP.

5.3 ***Brief biographical details of the Directors and Senior Managers***

(A) *Directors*

Sir Richard Evans

Position	Non-executive chairman
Age	65
Appointment to the Board	Sir Richard Evans was appointed as a non-executive director on 1 September 1997 and chairman in January 2001.
Committee membership	Nomination Committee
Current directorships/Business interests	Chairman of Samruk, the Kazakhstan state holding company
Career experience	He started his career in the Military Aircraft Division of British Aircraft Corporation (BAC), joining the board of British Aerospace plc as marketing director in January 1987. In 1990 he became its chief executive. He was also a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004 after more than 30 years with the company and its predecessors. He was also a non-executive director of NatWest plc from 1998 to 2000. Sir Richard will stand down from the Board of United Utilities at the annual general meeting on 25 July 2008 and be replaced as Chairman by John McAdam (subject to his election by Shareholders at that meeting). Sir Richard will then also resign from the Board of United Utilities Group and be replaced as Chairman by John McAdam.

Philip Green

Position	Chief executive officer
Age	55
Appointment to the Board	20 February 2006
Committee membership	Nomination Committee
Current directorships/Business interests	Non-executive director of Lloyds TSB Group plc. A director of Business in the Community and a Trustee of the Philharmonia Orchestra Trust.
Career experience	Before Philip joined United Utilities, he led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed

acquisition by AP Moller-Maersk A/S, delivering significant value for shareholders. He has also been a main board director and chief operating officer at the global information company Reuters Group PLC, and chief operating officer at DHL for Europe and Africa.

Qualifications	BA (Hons) Economics and Politics, MBA

Tim Weller

Position	Chief financial officer
Age	44
Appointment to the Board	1 August 2006
Committee membership	Community Investment Committee and Treasury Committee
Current directorships/Business interests	A director of The Carbon Trust
Career experience	Tim was previously group finance director at RWE Thames Water plc and prior to that group finance director of Innogy Holdings plc from 2002 to 2004. He has been a partner at KPMG and director of financial control with the Granada group of companies and a non-executive director of Stanley Leisure plc.
Qualifications	BSc (Hons) Engineering Science, Chartered Accountant FCA

Charlie Cornish

Position	Managing director, business development and international
Age	48
Appointment to the Board	27 January 2004
Committee membership	None
Current directorships/Business interests	None
Career experience	After graduating from Strathclyde University, Charlie worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS Trusts. In 1998, he joined the West of Scotland Water Authority as human resources director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia-Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He was also chairman of Young Enterprise North West.
Qualifications	BA (Hons) Economics/Business Studies

Dr Catherine Bell

Position	Independent non-executive director
Age	57
Appointment to the Board	19 March 2007
Committee membership	Nomination Committee, Audit Committee and Community Investment Committee
Current directorships/Business interests	A non-executive director of the Civil Aviation Authority and Ensus Limited
Career experience	Catherine is a former civil servant and was acting permanent secretary at the Department for Trade and Industry from March to October 2005. Prior to that, she was the director general of the Corporate Services Group and the Competition and Markets Group overseeing employment law, competition and consumer policy, company law and corporate governance; and was previously the head of Competition and Utility Regulation. Until 7 May 2008, she was a non-executive director of Swiss Re GB plc.
Qualifications	MA Geography, PhD Economic History

Norman Broadhurst

Position	Independent non-executive director
Age	66
Appointment to the Board	1 April 1999
Committee membership	Audit Committee and Nomination Committee
Current directorships/Business interests	Chairman of Chloride Group plc, Freightliner Ltd and Cattles plc
Career experience	Until 8 May 2008, Norman was a non-executive director of Old Mutual plc having served nine years. Until 22 May 2006, he was a non-executive director of Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000 and a non-executive director of Taylor Woodrow plc (now called Taylor Wimpey plc) from March 2000 to November 2003. Norman will stand down from the Board of United Utilities at the annual general meeting on 25 July 2008. He will then also resign from the Board of United Utilities Group.
Qualifications	Chartered Accountant, FCA, FCT

Paul Heiden

Position	Independent non-executive director
Age	51
Appointment to the Board	5 October 2005
Committee membership	Audit Committee (Chairman), Nomination Committee and Treasury Committee (Chairman)
Current directorships/Business interests	Chief executive of FKI plc

Career experience	From 1992, Paul held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as director of Industrial Businesses and being appointed group finance director in 1999. After qualifying as a chartered accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 to 2005 and was a non-executive director of Filtrona plc from 2005 to 2006.
Qualifications	BSc (Hons) Biology, Chartered Accountant, ACA

David Jones CBE

Position	Independent non-executive director
Age	66
Appointment to the Board	3 January 2005
Committee membership	Remuneration Committee (Chairman), Nomination Committee and Audit Committee
Current directorships/Business interests	Chairman of UK Coal plc
Career experience	He was the group chief executive of The National Grid Company plc from 1994 to 2001, taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.
Qualifications	MSc Control System Engineering, BSc Electrical Engineering

Dr John McAdam

Position	Independent non-executive director
Age	60
Appointment to the Board	4 February 2008
Committee membership	Audit Committee, Remuneration Committee and Nomination Committee
Current directorships/Business interests	Chairman of Rentokil Initial plc, senior independent director of J Sainsbury plc, non-executive director of Rolls-Royce plc, Rolls-Royce Group plc and a member of the University of Cambridge Chemistry Advisory Board
Career experience	John became a member of the board of ICI in 1999 and was subsequently appointed as its chief executive in 2003, a position he held until ICI's recent takeover by Akzo Nobel. He was a non-executive director of Severn Trent plc between 2000 and 2005. Subject to his election by Shareholders at the United Utilities annual general meeting on 25 July 2008, he will take over from Sir Richard as Chairman of the Board of United Utilities at

	the annual general meeting. He will then also take over as Chairman of the Board of United Utilities Group.
Qualifications	BSc Chemical Physics, Diploma Advanced Studies in Science, PhD

Andrew Pinder CBE

Position	Independent non-executive director
Age	61
Appointment to the Board	1 September 2001
Committee membership	Remuneration Committee and Nomination Committee
Current directorships/Business interests	Senior independent non-executive director of Spring Group plc, senior executive of Entrust, chairman of Becta (British Educational Communications and Technology Agency) and a member of the Intel Global Advisory Board
Career experience	As the e-Envoy to the UK government from 2000 to 2004, Andrew was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation and as director of information technology at the Office of the Inland Revenue.
Qualifications	BA (Hons) Economics and Geography

Nick Salmon

Position	Senior independent non-executive director
Age	55
Appointment to the Board	4 April 2005
Committee membership	Remuneration Committee and Nomination Committee
Current directorships/Business interests	Chief executive of Cookson Group plc
Career experience	From 2001 to 2004, Nick was executive vice president of Alstom S.A., the global energy and transport infrastructure group. From 1997 to 2001 he was executive vice president of ABB Alstom Power and was chief executive of Babcock International Group plc from 1993 to 1997. Prior to joining Babcock, he held senior management positions at GEC and GEC Alstom in the UK and France, and previously spent 11 years with China Light & Power Company Limited in Hong Kong.
Qualifications	BSc (Hons) Mechanical Engineering

(B) *Senior Managers*

Martin Bradbury (age 52) – *Chief Information Officer*

Martin was appointed to the new role of Chief Information Officer on 11 May 2007 with a remit to focus on developing the structure of the function and its transformation to the new organisation structure. He was formerly chief operating officer for Scottish Water Solutions, a public-private partnership to upgrade Scotland's water infrastructure. He is a former trustee of WaterAid and a past chairman of Business in the Arts: North West. He took over as managing director of Contract Solutions following the death of Gordon Waters in December 2006, a position he held until 30 April 2007.

Alison Clarke (age 41) – *Human Resources Director*

Alison joined the Group on 21 May 2007. Previously, she was group international human resources director for global retailer AS Watson in Hong Kong. She started her early career in Ford Motor Company holding a variety of industrial relations roles and then moved into media to specialise in management development. In 1997 she became HR director for Hilton then Whitbread Restaurants. She is responsible for the human resources teams across the Group.

Clive Elphick (age 51) – *Managing Director, Asset Management and Regulation*

Clive was appointed as Managing Director of Asset Management and Regulation on 8 March 2007. His external roles include non-executive director of the Northern Ireland Authority for Utility Regulation, Chair of the CBI in the North West of England, and a member of the Water UK Council. He joined what was North West Water Group PLC in 1991 and has held positions including being regulation director, group strategic planning director and chief operating officer of the regulated business. Prior to joining United Utilities, he qualified as an accountant with ICI and then worked as a management consultant with Deloitte & Touche. He has also had secondments to the Cabinet Office and Ofwat and for five years was a non-executive director of a department of state. He has a degree in Natural Sciences from Queens' College, Cambridge and a doctorate in operational research from Birmingham University.

Tom Keevil (age 47) – *Company Secretary and General Counsel*

Tom was appointed Company Secretary and General Counsel on 3 December 2007. From 2002 until 2007 he was company secretary and general counsel of Gallaher Group Plc and a board appointed member of Gallaher's corporate responsibility committee. As such, he was responsible for managing the corporate affairs, legal and security and brand protection departments and acting as secretary to the Plc board and its principal committees. Prior to that, he was a senior legal adviser for Gallaher from 2000 to 2002, having been appointed to that role, following 16 years with Simmons & Simmons, where he was appointed a partner in May 1991. He is a Fellow of the Chartered Institute of Arbitrators and an accredited CEDR mediator and is a member of the European advisory board of FM Global.

Gaynor Kenyon (age 47) – *Communications Director*

Gaynor was appointed Communications Director on 22 May 2006 and joined United Utilities from ScottishPower where she was UK government and community affairs director. In this role, she was responsible for ScottishPower's political strategy in the Scottish Parliament, Welsh Assembly and Westminster and for the group's US and UK corporate responsibility strategy. She previously worked for Manweb until 1995, and before that at the Government's Central Office of Information.

Ian McAulay (age 43) – *Managing Director, Capital Programmes*

Ian was appointed Managing Director, Capital Programmes in April 2007 to manage the delivery of United Utilities Water's capital programme, valued at £3.5 billion. In addition, he also oversees United Utilities' input to major water capital programmes in the South of England, (4Delivery) and Scotland (Scottish Water Solutions). Prior to joining United Utilities, he was managing director of MWH UK LTD, the UK's largest provider of consultancy services

to the water industry. For several years prior to this he was EMEAI director of programme management.

Matthew Wright (age 43) – *Managing Director, Operations*

Matthew was appointed Managing Director, Operations on 1 April 2008. His role includes management of the operations, maintenance and customer service activities of United Utilities' regulated water and wastewater business, as well as oversight of United Utilities's external contracts with Dwr Cymru Welsh Water, Scottish PFI projects and other industrial customers. Matthew has over 20 years' experience of utility management in both UK and international markets. He joined United Utilities on 1 March 2007, as Managing Director, Water Operations and Maintenance from ScottishPower's US operation, where he was executive vice president of PacifiCorp's transmission, distribution and customer service division. Matthew has also held senior management positions in regulation, corporate strategy and commercial utility functions.

5.4 *Other directorships and partnerships*

The details of those companies and partnerships outside the Group of which the Directors and Senior Managers are currently directors or partners, or have been directors or partners at any time during the previous five years prior to the date of this Prospectus, are as follows:

Name of Director/ Senior Manager	*Current directorships and partnerships*	*Previous directorships and partnerships*
Richard Evans	The Air League	BAE Systems PLC
	Samruk, the Kazakhstan state holding company	BAE Systems (Operations) Limited
Philip Green	Lloyds TSB Group PLC	Reuters Limited
	Lloyds TSB Bank PLC	Reuters Group PLC
	Philharmonia Trust Limited	Arafura Shipping Limited
	Business in the Community	The Chamber of Shipping Limited
		Nedlloyd Container Line Limited
		Maersk Line UK Limited
		Mission Aviation Fellowship International
		Blaxmill (Eight) Limited
		Radianz Limited
Tim Weller	The Carbon Trust	RWE NPower PLC
		RWE Npower Holdings PLC
		Thames Water Senior Executive Pension Trustees Limited
		Thames Water Nominees Limited
		Thames Water Limited
		Thames Water Share Scheme Trustees Limited
		Thames Water Pension Trustees (MIS) Limited
		Thames Water Utilities Finance Limited
		St. James Group Limited
		Genting Stanley PLC
		Electricity North West Limited

Name of Director/ Senior Manager	*Current directorships and partnerships*	*Previous directorships and partnerships*
Charlie Cornish	None	Water UK The Mersey Partnership Northern Gas Networks Holdings Limited Northern Gas Networks Finance PLC Northern Gas Networks Limited Electricity North West Limited
Catherine Bell	Ensus Limited Ensus Holdings Limited	Reassure UK Life Assurance Company Limited The Mercantile & General Reinsurance Company Limited Swiss Reinsurance Company UK Limited Swiss Re Life & Health Limited Swiss Re GB PLC
Norman Broadhurst	Chloride Group PLC Management Consortium Bid Limited Freightliner Heavy Haul Limited Freightliner Limited Cattles PLC Freightliner Group Limited Freightliner Acquisitions Limited	Bryant Pensions Trust Limited Team Nominees Limited Taylor Wimpey PLC Cattles Trustee Limited Tomkins PLC Old Mutual PLC
Paul Heiden	FKI PLC Bridon PLC Danks Holdings Limited Fisher-Karpak Holdings Limited FKI Engineering Limited FKI Industries Limited FKI Nominees Limited	FKI USA Holdings Limited (*Dissolved*) Hawker Siddeley Power Transformers Limited (*Dissolved*) Dresdner Kleinwort Derivative Investments Limited Bunzl PLC LSE Motors Limited Filtrona PLC
David Jones	UK Coal PLC	National Grid Six Limited Teesside Power Limited
John McAdam	J Sainsbury PLC Rolls-Royce PLC Rolls-Royce Group PLC Rentokil Initial PLC	Severn Trent PLC Imperial Chemical Industries Limited
Andrew Pinder	Andrew Pinder Consultancy Limited Spring Group PLC British Educational Communications and Technology Agency Encommerce Limited Entrust (Europe) Limited	Independent National Will Register Limited (*Dissolved*) Will Network Limited (*Dissolved*) Vertex Data Science Limited

Name of Director/ Senior Manager	*Current directorships and partnerships*	*Previous directorships and partnerships*
Nick Salmon	Cookson Group PLC	Oakridge Consultancy Limited (*Dissolved*) Alstom Power UK Alstom Limited Alstom UK Holdings Limited Alstom Pension Trust Limited Alstom Trust Limited (*Dissolved*)
Martin Bradbury	None	Rivington Heritage Trust Wateraid 4Delivery Limited Scottish Water Solutions Limited UUGM Limited
Alison Clarke	None	None
Clive Elphick	Water UK	Rivington Heritage Trust The UK Business Council for Sustainable Energy
Tom Keevil	None	Gallaher Group Limited Gallaher International Limited Benson & Hedges Limited Cope & Lloyd (Overseas) Limited Cope Brothers & Co. Limited Gallaher Austria (Holdings) Limited Gallaher Austria Limited Gallaher Benelux Limited Gallaher Finance Gallaher Finance and Distribution Limited Gallaher Limited Gallaher Overseas (Holdings) Limited Gallaher Overseas Limited Gallaher Services Limited J.R. Freeman & Son Limited John Cotton Limited Teofani Limited Aegaeus Limited Gallaher Pensions Limited Gallaher Jersey Holdings Limited Gallaher Jersey Overseas Limited Gallaher Pensions Holdings Limited S.N. Woodlands Limited Gallaher Capital Limited Gallaher Europe Finance Bramley Landing Limited Abdulla (U.K.) Limited (*Dissolved*) Gallaher (Trading Stamps) Limited (*Dissolved*) Gallaher (Ukraine) Limited (*Dissolved*) Gallaher Asset Finance 2000 Limited (*Dissolved*)

Name of Director/ Senior Manager	*Current directorships and partnerships*	*Previous directorships and partnerships*
Tom Keevil *(continued)*		Gallaher Finance Overseas Limited *(Dissolved)* Gallaher Investments Limited *(Dissolved)* Gallaher Quest Trustees Limited *(Dissolved)* Gallaher Tobacco Limited *(Dissolved)* Gratis Limited *(Dissolved)* Old Holborn Limited *(Dissolved)* Senior Service Tobacco Limited *(Dissolved)* Silk Cut Limited *(Dissolved)* Sobranie Limited *(Dissolved)* St. James's Tobacco Company of London Limited *(Dissolved)* Sullivan & Powell Limited *(Dissolved)* Sullivan Powell & Co. Limited *(Dissolved)* Roughburn Forestry Limited *(Dissolved)* S.N. Farms Limited *(Dissolved)* Abdulla (Overseas) Limited *(Dissolved)* Austria Tabak GmbH Gallaher (Austria) GmbH Closed Joint Stock Company Gallaher Properties Gallaher Liggett-Ducat LLC Gallaher Sales LLC Gallaher (CI) Limited Gallaher (CI) Finance Limited Gallaher Switzerland SA Sobranie Marketing & Management SA Western Tobacco Investments LLC
Gaynor Kenyon	None	None
Ian McAulay	4Delivery Limited Scottish Water Solutions Limited UUGM Limited	MWH UK Limited MWH Constructors Limited MWH Europe Limited
Matthew Wright	Catchment Highland Holdings Limited Catchment Tay Holdings Limited Catchment Tay Limited Halkyn District Mines Drainage Company Limited	International Water U.U. (Highland) Limited Catchment Highland Limited Catchment Limited Catchment Moray Holdings Limited Catchment Moray Limited

5.5 *Confirmations*

There are no family relationships between any of the Directors and Senior Managers and during the five years immediately prior to the date of this Prospectus, none of the Directors or Senior Managers has:

(A) had any convictions in relation to fraudulent offences;

(B) been associated with any bankruptcies, receiverships or liquidations acting in the capacity of any of the positions set out against the name of the Director or Senior Manager in paragraph 5.4 above;

(C) been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities including, where relevant, designated professional bodies; or

(D) been disqualified by a court from acting as a member of the administrative management or supervisory body of an issuer or from acting in the management or conduct of the affairs of any issuer.

In respect of any Director or Senior Manager, there are no actual or potential conflicts of interests between any duties they have to United Utilities Group, either in respect of the Proposals or otherwise, and the private interests and/or other duties they may also have. Save as disclosed in sections 6, 8 and 9 of this Part X or by reason of their directorships of United Utilities and United Utilities Group, there are no interests, including conflicting ones, that are material to the Proposals.

No Director or Senior Manager was selected to be a Director or Senior Manager pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Group.

Save as disclosed in section 9.2, no restrictions have been agreed by any Director or Senior Manager on the disposal within a certain period of time of his or her holding in United Utilities or United Utilities Group securities.

6. Interests in shares

6.1 ***Interests of Directors and Senior Managers***

On the Scheme becoming effective, assuming that no further United Utilities Shares have been purchased or issued after 2 June 2008, the latest practicable date prior to the publication of this Prospectus, certain of the Directors and Senior Managers will have the following beneficial and family interests in Ordinary Shares and B Shares by virtue of the effect of the Scheme on their United Utilities Shares.

Director/ Senior Manager	Number of United Utilities Shares	Number of Ordinary Shares	Proportion of issued ordinary share capital of United Utilities Group	Number of B Shares
Sir Richard Evans	381	294	0.00%	381
Philip Green	122,612	94,745	0.01%	122,612
Tim Weller	48,789	37,700	0.01%	48,789
Charlie Cornish	14,985	11,579	0.00%	14,985
Dr John McAdam	–	–	–	–
Dr Catherine Bell	–	–	–	–
Norman Broadhurst	530	409	0.00%	530
Paul Heiden	1,852	1,431	0.00%	1,852
David Jones	–	–	–	–
Andrew Pinder	6,222	4,807	0.00%	6,222
Nick Salmon	1,300	1,004	0.00%	1,300
Tom Keevil	30,389	23,482	0.00%	30,389
Alison Clarke	169	130	0.00%	169
Clive Elphick	23,684	18,301	0.00%	23,684
Gaynor Kenyon	3,317	2,563	0.00%	3,317
Martin Bradbury	17,611	13,608	0.00%	17,611
Ian McAulay	–	–	–	–
Matthew Wright	–	–	–	–
Total	271,841	210,053	0.03%	271,841

The interests of the Directors and Senior Managers together represent approximately 0.03 per cent. of the issued share capital of United Utilities in existence as at 2 June 2008, the latest practicable date prior to publication of this Prospectus.

The percentage holding of Ordinary Shares is expected to be the same as the percentage holding of United Utilities Shares, subject to adjustments for fractional entitlements.

In addition to their having an interest in 271,841 United Utilities Shares as detailed in the table above, the Directors and Senior Managers also have interests in United Utilities Shares as a result of their participation in the United Utilities Employee Share Plans. These interests were as follows:

Directors' and Senior Managers' interests in the United Utilities PLC Performance Share Plan

	Award date	Performance period	Market price of a share at award date (pence)	Maximum number of shares at award date	Maximum number of shares at 2 June 2008	Date exercisable from	Normal expiry date
Philip Green	13/02/2006	01/04/2005 to 31/03/2008	688.5	78,432	78,432	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	82,249	93,420	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	92,359	98,620	01/06/2010	31/08/2010
Tim Weller	08/09/2006	01/04/2006 to 31/03/2009	676	47,338	53,767	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	53,157	56,760	01/06/2010	31/08/2010

	Award date	Performance period	Market price of a share at award date (pence)	Maximum number of shares at award date	Maximum number of shares at 2 June 2008	Date exercisable from	Normal expiry date
Charlie Cornish	30/05/2005	01/04/2005 to 31/03/2008	657.5	30,419	30,419	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	40,237	45,700	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	45,183	48,245	01/06/2010	31/08/2010
Martin Bradbury	30/05/2005	01/04/2005 to 31/03/2008	657.5	14,145	14,145	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	17,308	19,657	01/06/2009	31/08/2009
Alison Clarke	11/06/2007	01/04/2007 to 31/03/2010	752.5	19,934	21,285	01/06/2010	31/08/2010
Clive Elphick	30/05/2005	01/04/2005 to 31/03/2008	657.5	15,810	15,810	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	16,643	18,902	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	14,951	15,964	01/06/2010	31/08/2010
Tom Keevil	14/12/2007	01/04/2007 to 31/03/2010	756.5	21,811	23,289	01/06/2010	31/08/2010
Gaynor Kenyon	08/09/2006	01/04/2006 to 31/03/2009	676	11,539	13,104	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	11,961	12,771	01/06/2010	31/08/2010

Directors' and Senior Managers' interests in the United Utilities PLC 2007 Matching Share Award Plan

	Award date	Performance period	Market price of a share at award date (pence)	Maximum number of shares at award date	Maximum number of shares at 2 June 2008	Date exercisable from	Normal expiry date
Philip Green	30/07/2007	01/04/2007 to 31/03/2010	662	51,624	55,123	01/06/2010	31/08/2010
Tim Weller	30/07/2007	01/04/2007 to 31/03/2010	662	22,015	23,507	01/06/2010	31/08/2010
Charlie Cornish	30/07/2007	01/04/2007 to 31/03/2010	662	14,606	15,596	01/06/2010	31/08/2010
Clive Elphick	30/07/2007	01/04/2007 to 31/03/2010	662	8,264	8,823	01/06/2010	31/08/2010
Gaynor Kenyon	30/07/2007	01/04/2007 to 31/03/2010	662	4,858	5,187	01/06/2010	31/08/2010

Matched share investment scheme for Philip Green

	Award date	Retention period	Market price of a share at award date (pence)	Maximum number of shares at award date	Maximum number of shares at 2 June 2008	Date exercisable from	Normal expiry date
Philip Green	16/01/2007	13/02/2006 to 12/02/2011	761	100,000	113,583	13/02/2011	13/05/2011

Matched share investment scheme for Tim Weller

	Award date	*Retention period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Tim Weller	14/02/2007	01/07/2006 to 30/06/2011	772.5	39,000	44,296	01/07/2011	01/10/2011

Special long-term incentive scheme for Charlie Cornish

	Award date	*Performance period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Charlie Cornish	16/03/2007	01/04/2006 to 31/03/2010	723	47,027	53,413	01/04/2010	01/07/2010

Senior Manager's interests in the United Utilities Executive (Unapproved) Share Option Scheme

	Date of grant	*Number of United Utilities Shares*	*Option price (pence)*	*Date exercisable from*	*Normal expiry date*
Martin Bradbury	03/12/1998	6,361	750.5	03/12/2001	02/12/2008

The above interests are based upon the interests of the Directors in United Utilities Shares which (i) have been notified by each Director of United Utilities Group to United Utilities pursuant to Chapter 3 of the Disclosure and Transparency Rules before 2 June 2008, the latest practicable date prior to publication of this Prospectus, or (ii) are interests of a connected person (within the meaning of the Disclosure and Transparency Rules) of a Director which have been notified to United Utilities by each connected person (within the meaning of the Disclosure and Transparency Rules) pursuant to Chapter 3 of the Disclosure and Transparency Rules.

Each executive Director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 53,601 United Utilities Shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust as at 2 June 2008.

Save as set out above, no Director (nor any person connected with him or her) has any interests (beneficial or non-beneficial) in the share capital of United Utilities or United Utilities Group. Save as set out above, no Director (nor any person connected with him or her) holds an interest in any other securities of United Utilities or United Utilities Group.

6.2 ***Substantial shareholdings***

Insofar as is known to United Utilities Group by reference to relevant notifications made pursuant to Chapter 5 of the Disclosure and Transparency Rules, as at 2 June 2008, the latest practicable date prior to publication of this Prospectus, the only persons who hold voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire), three per cent. or more of the ordinary share capital of United Utilities were as follows:

Shareholder	*Number of United Utilities Shares as at 2 June 2008*	*Percentage of issued ordinary share capital of United Utilities as at 2 June 2008*
Invesco PLC	44,644,578	5.06
Legal and General	35,472,365	4.02
Pictet Asset Management S.A.	44,072,064	5.00

Save as disclosed above, United Utilities Group is not aware of any person who holds voting rights, whether direct or indirect, of (and/or holdings whether direct or indirect, of certain financial investments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire) three per cent. or more of the ordinary issued share capital of United Utilities.

Insofar as is known to United Utilities Group by reference to relevant notifications made pursuant to Chapter 5 of the Disclosure and Transparency Rules, as at 2 June, the latest practicable date prior to publication of this Prospectus, the following persons are expected to be the only persons who will hold voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire), three per cent. or more of the ordinary share capital of United Utilities Group immediately following Admission by virtue of the effect of the Scheme (assuming that no further United Utilities Shares have been purchased or issued after 2 June 2008):

Shareholder	*Number of Ordinary Shares on Admission*	*Percentage of issued ordinary shares of United Utilities Group*
Invesco PLC	34,498,083	5.06
Legal and General	27,410,463	4.02
Pictet Asset Management S.A.	34,055,685	5.00

None of the shareholders listed above has or will have voting rights that are different to those of any other holder of United Utilities Shares or Ordinary Shares.

As at 2 June 2008, the latest practicable date prior to the publication of this Prospectus, United Utilities Group is not aware of any person who, directly or indirectly, acting jointly or with others or acting alone, could exercise control over United Utilities or, immediately following Admission, over United Utilities Group.

7. Transactions with Directors

None of the Directors has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of United Utilities Group or United Utilities which was effected by United Utilities Group or any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

Save in respect of their service contracts or letters of appointment, none of the Directors has or had a beneficial interest in any contract to which United Utilities Group or a member of the Group was a party during the current or immediately preceding financial year.

There are no outstanding loans or guarantees granted or provided by United Utilities Group or any member of the Group for the benefit of any of the Directors.

8. Directors' remuneration

This section provides information on the remuneration arrangements for the Directors of United Utilities. It is expected that the current remuneration arrangements of each of the Directors will continue to apply following the Scheme Effective Date.

8.1 *Executive Directors*

United Utilities has entered into service contracts with each of the executive Directors, the particulars of which as at 30 May 2008 are set out below:

Name	*Date of contract*	*Annual salary (£)*
Philip Green	13 February 2006	748,000
Tim Weller	1 July 2006	430,000
Charlie Cornish	5 January 2004	362,000

The executive Directors' salaries are reviewed annually taking into account Group and personal performance. Directors are also entitled to participate in an annual bonus plan, awarded according to the financial and operational performance of United Utilities and the achievement of individual targets. The Remuneration Committee has decided that, for the 2008/09 annual bonus plan, the maximum bonus for the executive Directors will be 130 per cent. of salary. Executive Directors are also entitled to participate in the United Utilities PLC Performance Share Plan and may be awarded an option over company shares to the value of a percentage of their annual salary at the date of the award, at no cost to them. Executive Directors are further entitled to participate in the United Utilities PLC 2007 Matching Share Award Plan, under the terms of which up to 50 per cent. of any annual bonus actually payable may be invested in shares. Such investment shares will be matched by an award over such number of additional shares (not exceeding twice the number of investment shares) as the Committee may decide. For 2007/2008 the award was on the basis of either one share for each investment share or two shares for each investment share. In addition, Philip Green and Tim Weller are participants in their individual matched investment arrangement, under the terms of which any investment in shares made on commencement of employment is matched by an award over an equal number of shares. Charlie Cornish has an individual arrangement made on the commencement of his employment under which he has an award which is similar to an award under the United Utilities PLC Performance Share Plan.

Other benefits executive Directors receive include a car allowance of £14,000 a year or the use of a company car, reimbursement of the cost of fuel for business and private use, the provision of medical and life insurance and, if not a member of the defined benefit pension scheme, permanent health insurance.

All current executive Directors have one year notice periods for termination of their service contracts by United Utilities, or six month notice periods where notice is to be given by the executive Director. The normal retirement date of Directors is at age 65; it may be agreed that a Director continues to work after that date.

Executive Directors' service contracts do not explicitly provide for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice and there is no automatic entitlement to payments under the annual bonus, the United Utilities PLC Performance Share Plan or the United Utilities PLC 2007 Matching Share Award Plan. If a contract is terminated, the Remuneration Committee will, in each circumstance, determine the compensation to be paid, normally by reference to fixed elements of remuneration and the notice period.

8.2 *Non-executive Directors*

Non-executive Directors' appointments are for an initial period of three years. They are subject to reappointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be reappointed. Appointments may be extended with the agreement of the non-executive Director and the Board.

Non-executive Directors do not have contracts of service and in the event of early termination, for whatever reason, they are not entitled to compensation. They are paid fees that reflect each of their individual responsibilities (fees can be seen in the table in section 8.3 below). Non-executive Directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, United Utilities' long-term incentive plans or employee share schemes. United Utilities repays the reasonable expenses non-executive Directors incur in carrying out their duties as directors.

The non-executive Directors will enter into new letters of appointment with United Utilities Group substantially on the terms of their existing letters of appointment with United Utilities. The new letters of appointment will take effect upon the Scheme becoming effective, whereupon the non-executive Directors will resign as directors of United Utilities.

8.3 ***Analysis of Directors' and Senior Managers' emoluments***

The remuneration paid by United Utilities (including salary and other benefits and any contingent or deferred compensation), and benefits in kind granted, to each of the Directors and to the Senior Managers for service in all capacities to United Utilities by any person in respect of the year ended 31 March 2008 are set out below:

Director/ Senior Managers	*Basic salary/fees £'000*	*Annual bonus £'000*	*Other benefits £'000*	*Total emoluments £'000*
Sir Richard Evans	225.8	–	–	225.8
Philip Green	725.9	654.7	26.0	1,406.6
Tim Weller	417.5	417.5	33.6	868.6
Charlie Cornish	352.8	305.0	20.2	678.0
Dr. Catherine Bell	51.1	–	–	51.1
Norman Broadhurst	60.3	–	–	60.3
Paul Heiden	52.0	–	–	52.0
David Jones	61.1	–	–	61.1
Dr. John McAdam	8.2	–	–	8.2
Andrew Pinder	51.1	–	–	51.1
Nick Salmon	51.1	–	–	51.1
Senior Managers	1,271.3	567.7	141.8	1,980.8

There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the year ended 31 March 2008, the financial year immediately preceding the date of this document.

8.4 ***Pensions***

Several pension schemes operate within the Group. The Group, with trustee agreement where required, has made the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new legislative regime. From September 2006, all new employees have been offered membership of the defined contribution section of the United Utilities Pension Scheme ("UUPS").

The Remuneration Committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close entry to the defined benefit section of UUPS to newly recruited Directors and other senior executives, not to introduce any new unfunded unapproved arrangements to provide pension benefits above those approved by HM Revenue & Customs and to close entry to the defined benefit executive section (which provides enhanced benefits for existing scheme members).

Newly recruited executive Directors may join the defined contribution section of UUPS. They may make a regular contribution of up to seven per cent. of basic pay and may make additional voluntary contributions. United Utilities contributes up to 25 per cent. of basic pay. When scheme members reach the lifetime allowance they are given the choice of continuing to accrue benefits within the

pension scheme (and pay the higher tax charge for which no compensation will be paid) or be paid a cash allowance instead of accruing further pension benefits. The cash allowances are calculated as a percentage of salary and do not exceed the cost of the pensions benefits given up. A cash allowance of 12 per cent. is payable in lieu of the standard defined contribution rate of 14 per cent., 22 per cent. in lieu of the enhanced defined contribution rate of 25 per cent. and 25 per cent. in lieu of United Utilities contribution for members in the defined benefit section of the pension scheme. As at 31 March 2008, no executive Director had taken the cash alternative.

The following Senior Managers were members of defined benefit pension arrangements provided by United Utilities during the year to 31 March 2008.

Pension entitlements and corresponding transfer values during the year ended 31 March 2008 were as follows:

	Total accrued pension at 31/03/08	*Total accrued pension at 31/03/07*	*Increase in accrued pension net of inflation*	*Transfer value of net increase in accrual over period*	*Transfer value of accrued pension at 31/03/08*	*Transfer value of accrued pension at 31/03/07*	*Total change in transfer value during period*	*Senior Manager's contribution/ salary sacrifice*
	£	*£*	*£*	*£*	*£*	*£*	*£*	*(£)*
	(1)	*(2)*	*(3)*	*(4)*	*(5)*	*(6)*	*(7)*	*(8)*
Martin Bradbury	162,761	141,730	15,362	247,313	2,799,408	2,183,886	598,188	17,344
Clive Elphick	107,474	94,764	8,919	131,549	1,761,684	1,380,000	367,048	14,636

Notes:

1. Pension accruals shown are the amounts that would be paid annually on retirement at age 60 based on service to the end of the year, or date of leaving employment or death if earlier.
2. Transfer values have been calculated in accordance with version 9.3 of guidance note GN11 issued by the actuarial profession.
3. The transfer value of the net increase in pension (4) represents the incremental value to the Senior Manager of his service during the year, calculated on the assumption service terminated at the year-end, or at the date of leaving employment or death, if earlier. It is based on the accrued pension increase (3) and is calculated after deducting the Senior Manager's contribution/salary sacrifice.
4. The change in transfer value (7) includes the effect of fluctuations in the transfer value due to factors beyond the control of United Utilities and Senior Managers, such as stock market movements. It is calculated after deducting the Senior Manager's contribution/salary sacrifice.
5. The amounts stated in (8) are the amount of the salary sacrifice made by the Senor Managers over the year.
6. Voluntary contributions paid by Senor Managers and resulting benefits are not shown.

In the calculation of Martin Bradbury's accrued pension at 31 March 2008, a bonus of £122,400 earned in respect of the period 1 April 2007 to 31 March 2008 has been assumed. This is equal to 60 per cent. of his current salary.

Directors' regular contribution rates are levied on their pensionable pay, provided the amount for the year, when added to United Utilities' contribution, does not exceed the annual allowance.

Philip Green, Charlie Cornish and Tim Weller are members of the defined contribution section. Prior to participating in the salary sacrifice arrangement, Philip Green's regular contribution rate was three per cent. of basic salary. United Utilities contributed six per cent. of basic salary to the pension scheme and an additional 19 per cent. to his private pension plan. Charlie Cornish and Tim Weller contributed seven per cent. and United Utilities 25 per cent. of their basic salary to the pension scheme. The normal pension age is 65.

The following Directors and Senior Managers were members of defined contribution pension arrangements provided by United Utilities during the year to 31 March 2008. Details of contributions paid during the year to 31 March 2008 were as follows:

	Employer contributions (£)	*Salary sacrifice contributions (£)*
Philip Green	39,740.98	18,201.26
Tim Weller	102,181.49	25,697.92
Charlie Cornish	83,916.47	23,428.14
Alison Clarke	52,024.28	15,335.99
Gaynor Kenyon	36,923.94	10,867.47
Ian McAulay	17,520.68	10.001.94
Matthew Wright	27,019.98	14,063.26

Notes:

1. Voluntary contributions paid by Directors and Senior Managers are not shown.
2. The contribution information was provided by Winterthur Life.[1]
3. The employer contributions shown are the amounts invested with Winterthur Life, i.e. after deduction of the amounts to meet the cost of life cover, income protection and expenses.
4. The salary sacrifice contributions are the employee contributions paid by United Utilities on behalf of those members who participate in the salary sacrifice arrangement. They are paid in addition to the employer contributions shown above.

During the year ended 31 March 2008 United Utilities made available to all members of the pension schemes, the opportunity to participate in a 'salary sacrifice' arrangement. The arrangement allows pension scheme members to cease making their regular pension contributions. Their gross salary is correspondingly reduced by the value of the regular contributions they would have made to the pension scheme. For members of the defined contribution section, United Utilities makes an additional contribution equal to the regular contribution that would have been paid by the member.

The arrangement does not affect accrued, or the future accrual of, benefits for members of defined benefit plans.

1 This information has been accurately reproduced from Winterthur Life.

9. Share plans

9.1 *Options/awards outstanding*

As at 2 June 2008, the latest practicable date prior to the publication of this Prospectus, inclusive of the options and awards granted to Directors and Senior Managers described in section 6.1 above, employees and former employees of the Group held options and awards over the following United Utilities Shares (or, in the case of the International Plan, notional shares):

Share plan	*Date of grant*	*Exercise price (pence)*	*Number of shares*	*Expiry date*
United Utilities Executive Share Option Scheme	03/07/1998	766.04	23,575	03/07/2008
United Utilities Executive Share Option Scheme	03/12/1998	750.48	92,200	03/12/2008
United Utilities Executive Share Option Scheme	29/06/1999	664.02	173,761	29/06/2009
United Utilities Share Option Plan 1999	16/12/1999	532.17	17,045	16/12/2009
United Utilities Share Option Plan 1999	10/07/2000	587.93	134,702	10/07/2010
United Utilities Share Option Plan 1999	21/12/2000	575.83	29,971	21/12/2010
United Utilities Share Option Plan 1999	06/07/2001	563.73	142,629	06/07/2011
United Utilities Share Option Plan 1999	20/12/2001	509.26	68,386	20/12/2011
United Utilities Share Option Plan 1999	04/07/2002	528.28	244,949	04/07/2012
United Utilities Share Option Plan 1999	23/12/2002	544.70	136,335	23/12/2012
United Utilities PLC Performance Share Plan	30/06/2005	Nil cost	1,221,611	31/08/2008
United Utilities PLC Performance Share Plan	08/09/2006	Nil cost	958,738	31/08/2009
United Utilities PLC Performance Share Plan	11/06/2007	Nil cost	276,934	31/08/2010
United Utilities PLC International Plan	30/06/2005	Nil cost	67,506	31/08,2008
United Utilities PLC International Plan	08/09/2006	Nil cost	37,189	31/08/2009
United Utilities PLC Savings-Related Share Option Scheme 1999	02/01/2004	396.0	16,246	31/08/2008
United Utilities PLC 2007 Matching Share Award Plan	30/07/2007	Nil cost	108,236	31/08/2010

9.2 *Effect of the Proposals on the United Utilities Employee Share Plans*

Separate letters will shortly be sent to participants in the United Utilities Employee Share Plans to explain the implications of the Proposals on their options and awards and what action, if any, they need to take. The following is a general summary of the position.

Participants in the Share Option Plans will be able to exercise their options for up to six months after the date of the Court Hearing and acquire United Utilities Shares which will either be exchanged under the Scheme for Ordinary Shares and B Shares or exchanged for Ordinary Shares pursuant to the proposed change in the United Utilities Articles described in section 2.1 of Part II of the Circular. The options of participants who do not choose to exercise them will be exchanged for options over

Ordinary Shares with an equivalent value, such options to be held on the same terms as their existing options. In the case of the United Utilities PLC Savings-Related Share Option Scheme 1999, those terms are substantially the same as the United Utilities Group 2008 Savings-Related Share Option Scheme summarised in section 9.4 below. All of the options under the remaining Share Option Schemes are currently exercisable and will remain exercisable until the tenth anniversary of their grant subject to provisions providing for their earlier lapsing, for example, on the participant ceasing to be employed within the Group or on a change of control of the Company.

The awards under the United Utilities PLC Performance Share Plan and the United Utilities PLC 2007 Matching Share Award Plan will be converted into awards over Ordinary Shares and held on the same terms and conditions as the existing awards, with appropriately adjusted performance targets. The terms and conditions of those plans are substantially the same as the corresponding plans of the Company summarised in section 9.4 below.

Awards under the United Utilities PLC 2007 Matching Share Award Plan are subject to the condition that the participant retains the United Utilities Shares which the participant has acquired with his own funds until the awards vest. The participant will be required to elect for Alternative 3 in respect of the B Shares which he or she receives for those United Utilities Shares, failing which the corresponding award will lapse. However, the redemption of those B Shares on the Final B Share Redemption Date will not result in the corresponding award lapsing.

The awards under the individual arrangements for Philip Green and Tim Weller, which are similar to awards made under the United Utilities PLC 2007 Matching Share Award Plan (save that performance conditions do not apply), will be treated in the same way as the awards under that plan. The award under the individual arrangement for Charlie Cornish, which is subject to a performance condition, will be treated the same way as awards under the United Utilities PLC Performance Share Plan.

The United Utilities PLC International Plan is a "phantom" plan which mirrors the terms of the United Utilities PLC Performance Share Plan but under which participants are entitled to a cash payment rather than shares. It is designed principally for use in those countries where the operation of equity plans raises securities law issues. Awards under this plan will be treated in the same way as awards under the United Utilities PLC Performance Share Plan.

Participants in the United Utilities PLC Share Incentive Plan are the beneficial owners of the shares held for them by the trustees of the plan. They will be entitled to instruct the trustees to vote at the Court Meeting and the General Meeting on their behalf. The Scheme will extend to the United Utilities Shares held in the plan and the Ordinary Shares and B Shares received by the trustees on behalf of the participants will be held in accordance with the terms of the plan, the provisions of which are substantially identical to those of the United Utilities Group 2008 Share Incentive Plan summarised in section 9.4 below. Whilst it will in due course be replaced by this latter plan, the United Utilities PLC Share Incentive Plan will continue to operate on an interim basis using Ordinary Shares to ensure a smooth transition between the two plans.

9.3 ***Employee Benefit Trust***

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees and former employees of the Group and their relatives) to the extent determined by the rules of the employee share schemes. As at 2 June 2008, the Trust held 53,601 United Utilities Shares on trust and these shares are used to satisfy awards payable under the United Utilities PLC 2007 Matching Share Award Plan, the United Utilities PLC Performance Share Plan and the United Utilities PLC Share Incentive Plan. All dividends payable on the shares during the current and prior years were waived.

9.4 ***United Utilities Group Employee Share Plans***

Subject to shareholder approval at the General Meeting, the Company has established the following new employee share schemes to operate from the Scheme Effective Date: the United Utilities Group 2008 Savings-Related Share Option Scheme (the "Sharesave Scheme"), the United Utilities Group

2008 Share Incentive Plan (the "Share Incentive Plan"), the United Utilities Group 2008 Performance Share Plan (the "Performance Share Plan"), the United Utilities Group 2008 International Plan (the "International Plan") and the United Utilities Group 2008 Matching Share Award Plan (the "Matching Plan"). Each of these plans is in substantially the same form as the equivalent United Utilities Employee Share Plan.

In addition (but subject to shareholder approval at the General Meeting), the Company has passed a resolution which will allow it to establish additional employee share schemes for the benefit of the Group's overseas employees provided that such schemes operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such schemes do not confer upon participants benefits which are greater than those which could be obtained from the schemes described below and that, once such schemes have been established, they may not be amended without the approval of the Company in general meeting if such approval would be required to amend the corresponding provision of the schemes described below unless such approval to amend the corresponding provision has already been obtained.

The Board of United Utilities Group also intends to establish a plan for a limited number of senior managers below the executive leadership team level under which a proportion of the annual bonuses earned by the participants will be paid as deferred awards of Ordinary Shares. In normal circumstances, the shares will be released after three years subject to continued employment with the Group. Special rules will apply on termination of employment and a change of control. The deferred awards will not be subject to performance conditions as they simply represent a deferral of bonuses already earned. Executive directors of the Company will not participate in this plan and no new shares or treasury shares will be used to satisfy the deferred awards. Accordingly, the plan does not require shareholders' approval under the Listing Rules.

The following is a summary of the main provisions of the United Utilities Group Employee Share Plans.

(A) *Provisions which are common to all of the United Utilities Group Employee Share Plans*

Administration

The Sharesave Scheme and the Share Incentive Plan will be administered by the Board or a duly authorised committee of it. Each of the other schemes will be administered by the Remuneration Committee of the Board. References to the "Committee" in these summaries are to the Board or the Remuneration Committee as appropriate.

Source of shares

Awards may be satisfied by the issue of new Ordinary Shares or by Ordinary Shares held in treasury or by the purchase of Ordinary Shares in the market either directly or through an employee trust.

Scheme limits

The United Utilities Group Employee Share Plans will be subject to the following limits:

(i) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the plans may not, when added to the nominal amount of Ordinary Shares allocated in the previous ten years under the plans, exceed ten per cent. of the equity share capital of the Company; and

(ii) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Performance Share Plan and the Matching Plan may not, when added to the nominal amount of Ordinary Shares allocated in the previous ten years under such plans, exceed five per cent. of the then equity share capital of the Company.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase in the market (rather than by subscription or from the treasury) and no account is taken of shares which an employee purchases at market value using his own funds.

In calculating these limits, account will be taken of United Utilities Shares allocated under the United Utilities Employee Share Plans. Such allocations will be deemed to have been allocated under the corresponding United Utilities Group Employee Share Plan and, in the case of the Share Option Plans (other than the United Utilities PLC Savings-Related Share Option Scheme 1999), as if they had been granted under the Performance Share Plan. Where options or awards under those plans are replaced by options or awards over Ordinary Shares, the replacement options and awards will be deemed to have been allocated when the original options and awards were granted.

Listing

Any Ordinary Shares allotted under the United Utilities Group Employee Plans will rank *pari passu* with other Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment). An application will be made to the UK Listing Authority for any new shares issued to be admitted to the Official List and to the London Stock Exchange for permission to trade in those shares.

Variation of capital

In the event of a variation in the share capital of United Utilities Group or in such other circumstances as the Committee considers appropriate, options and awards may be adjusted in such manner as the Committee considers appropriate.

Benefits – non-pensionable

Benefits under the United Utilities Group Employee Share Plans will not form part of a participant's remuneration for pension purposes.

Amendments

The Committee may amend the United Utilities Group Employee Share Plans, or the terms or awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the United Utilities Group Employee Share Plans, no amendment which is to the advantage of employees or participants may be made, without the prior approval of the Company in general meeting, to those provisions dealing with eligibility, individual or scheme limits, the terms of options or awards, the adjustment of options or awards or the power of amendment.

(B) *The Sharesave Scheme*

Eligibility

All UK employees of the Company and participating companies who have been employed for a minimum period fixed by the Committee will be entitled to participate in the Sharesave Scheme. In addition, the Committee may permit other employees to participate.

Participating companies may include joint venture companies in which the Group is a shareholder and employees of subsidiaries of such joint ventures.

Options

Options will entitle the participant to acquire Ordinary Shares.

No payment will be required for the grant of an option.

Options will be personal to the participant and may not be transferred.

Timing

Invitations to apply for options may be issued at the following times: the 42 days after the Sharesave Scheme is approved by HM Revenue & Customs; the 42 days after the Company announces its results for any period; the 42 days following the lifting of any restrictions which prevent options being granted during either of the previous two periods; and at other times when the Committee considers that exceptional circumstances exist.

Options may not be granted after 1 July 2018.

Savings contracts

To participate in the Sharesave Scheme, an eligible employee must enter into an HM Treasury approved savings contract with an appropriate bank or building society, under which the employee agrees to make monthly contributions for a period of either three or five years. The maximum monthly saving allowed under all savings contracts is £250. Employees who have chosen a five-year contract will have the choice of keeping their savings in their account for an additional two years in order to benefit from the seven-year bonus rates.

A tax-free bonus is payable by the savings institution at the end of the savings period (depending upon the length of the savings contract chosen).

Individual limit

An option will be over such number of Ordinary Shares as have an aggregate exercise price as nearly as possible equal to, but not exceeding, the expected repayment proceeds of the relevant savings contract.

Exercise price

The exercise price may not be less than 80 per cent. of either the average of the middle-market quotations for an Ordinary Share for the three dealing days immediately preceding the date upon which invitations to apply for options are issued to employees or the middle-market quotation on such other day as HM Revenue & Customs may agree.

Exercise of options

An option will normally only be exercisable for a period of six months commencing on the completion of the related savings contract (normally three, five or seven years after its commencement). An option will normally lapse if the employee leaves, but in certain circumstances (such as injury, disability or redundancy), early exercise may be possible.

Change of control etc

In the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of the Company, participants may exercise their options. Participants may also be able to exchange their options for options over shares in the acquiring company.

(C) *The Share Incentive Plan*

Eligibility

All UK employees (including executive directors) of the Company and any participating company having completed a qualifying period of employment are eligible to become a participant of the Share Incentive Plan.

Participating companies may include joint venture companies in which the Group is a shareholder and employees of subsidiaries of such joint ventures.

Awards

Awards under the Share Incentive Plan may take one of three forms:

Free shares: these are Ordinary Shares awarded for no consideration up to a maximum market value of £3,000 in any tax year. Free shares must be held in trust for three years. The Company may specify that all free shares awarded at the same time must be held for up to five years.

If a participant leaves his employment, his free shares will be withdrawn from the Share Incentive Plan. However, there will be PAYE and national insurance liabilities if he leaves within five years of the award in circumstances other than by reason of his death or on account of injury, disability, redundancy or retirement or because the subsidiary which employs him or the business in which he is employed is sold.

Partnership shares: these are Ordinary Shares which the participant purchases out of his pre-tax salary up to a maximum of either £125 or 10 per cent. of his salary, whichever is the lower figure. The Company may impose a lower limit in relation to any particular award.

Participants may withdraw their partnership shares from the Share Incentive Plan at any time and the partnership shares will be withdrawn from the Share Incentive Plan if the participant leaves employment. There are PAYE and national insurance liabilities when partnership shares are withdrawn within five years of their purchase, unless this is because the participant has left employment for one of the good leaver reasons described above.

Matching shares: these are Ordinary Shares which may be awarded free of charge to participants who have bought partnership shares. The number of matching shares awarded will be based on the number of partnership shares bought by the participant, up to a maximum of two matching shares for each partnership share bought. Matching shares are treated in the same way as free shares and are subject to the same provisions for holding periods and forfeiture as free shares, but, in addition, it may be stipulated that, if a participant withdraws his partnership shares within three years after they were bought, his matching shares are forfeited. The tax consequences of matching shares being withdrawn from the Share Incentive Plan are the same as for free shares.

Dividend shares

Participants may be required to invest, or offered the choice of investing, cash dividends in Ordinary Shares. The dividend shares must be held in the Share Incentive Plan for three years except that they must be withdrawn on the participant leaving employment. There will be income tax payable if the dividend shares are withdrawn within three years of their purchase, unless this is because the participant has left employment for one of the good leaver reasons described above.

Timing

Awards may not be made after 1 July 2018.

Voting rights

Participants may direct the trustees of the Share Incentive Plan how to exercise the voting rights attributable to their shares in the plan.

Change of control etc

In the event of a general offer being made to shareholders, or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

(D) *The Performance Share Plan*

Eligibility

All employees and directors (other than non-executive directors) of the Company and any of its subsidiaries will be eligible to participate at the discretion of the Committee.

Awards

Awards will take the form of deferred rights to receive (or to acquire for no cost) Ordinary Shares.

No payment will be required for an award.

Awards will be personal to the participant and may not be transferred.

Timing of awards

Awards may be made at any of the following times: the 42 days following the approval of the plan by United Utilities' shareholders; the 42 days after the Company announces its results for any period; the 42 days following the lifting of any restrictions which prevent awards from being granted during either of the previous periods; and at other times when the Committee considers that exceptional circumstances exist. Awards will be made by the Trustee (the "Trustee") of the United Utilities Employee Share Trust on the recommendation of the Committee.

No awards will be granted after 1 July 2018.

Dividend enhancement

If a dividend or other distribution is made by the Company at any time during the period commencing at the beginning of the performance period relating to an award and ending on the date of vesting, there will be notionally added to the number of Ordinary Shares subject to the award such number of whole Ordinary Shares as could have been acquired with a sum equal to the aggregate cash amount of such dividend or distribution attributable to the Ordinary Shares under the award.

Any Ordinary Shares notionally added in this way to an award are referred to as 'Dividend Equivalent Shares'.

Performance conditions

Each award will be subject to a performance condition which, in normal circumstances, will determine whether or not the award vests. Performance conditions will be disclosed in the Company's Annual Report and Accounts in each year.

Individual limits

Other than in circumstances determined by the Committee to be exceptional, the market value of Ordinary Shares awarded under the Performance Share Plan in any financial year to any individual may not exceed 100 per cent. of his or her annual salary (excluding benefits in kind).

Vesting of awards

In normal circumstances after the end of the performance period, the Committee will notify participants and the Trustee of the extent to which the performance conditions have been satisfied. To the extent to which the performance conditions have not been satisfied, the award shall lapse.

Where the award is in the form of a right to receive Ordinary Shares, the vested Ordinary Shares (and any accrued Dividend Equivalent Shares) will be transferred to the participant within 28 days after vesting. Where the award is in the form of a right to acquire the vested Ordinary Shares (and any accrued Dividend Equivalent Shares), the participant may exercise that right on one occasion only in the three months after vesting.

Termination of employment

Awards will normally lapse if the participant ceases to be employed within the Group. However, special rules apply if the participant ceases to be employed by reason of normal retirement, early retirement with the consent of the Committee, ill-health, injury, disability, redundancy, the sale of the company or business in which the participant is employed or in other special circumstances as determined by the Trustee with the consent of the Committee. In these cases, the award may vest over such number of shares (taking into account any accrued Dividend Equivalent Shares) determined by the extent to which the performance conditions have been satisfied. Where the award takes the form of a right to acquire shares, it may be exercised during such period after vesting as the Trustee may decide. Alternatively (and in the case of death), at the discretion of the Trustee acting on the recommendation of the Committee, the award may vest (and be exercised) on termination of employment. In such a case, the award will vest over such number of shares (taking into account any accrued Dividend Equivalent Shares) as the Trustee shall determine having regard to the extent to which the performance conditions have been satisfied over the abbreviated performance period ending with the cessation of employment.

In all circumstances where there is a cessation of employment for one of the reasons mentioned above, the number of shares that vest shall be reduced on the basis of a time apportionment having regard to the proportion of time that has elapsed from the first day of the relevant performance period to the cessation of employment as compared to the applicable unabbreviated performance period.

Change of control

In the event of a change of control or a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of the Company, the Trustee may decide that all or part of an award (including any accrued Dividend Equivalent Shares) may vest if and to the extent that the Trustee, acting on the recommendation of the Committee, considers it fair and reasonable taking into account the extent to which the performance conditions have been satisfied and such other criteria as the Trustee in its discretion considers relevant. In the event of an offer being made for the Company, the Trustee may similarly determine that awards may vest contingently upon the offer being successful.

(E) *The International Plan*

The terms of the International Plan are in all material respects similar to the Performance Share Plan except that participants do not have any rights to acquire Ordinary Shares but instead are paid a cash sum equal to the value of the notional shares that vest.

(F) *The Matching Plan*

Eligibility

All employees and directors (other than non-executive directors) of the Company and its subsidiaries are eligible to participate at the discretion of the Committee.

Awards

Individuals who are invited to participate in the Matching Plan, and who wish to do so, may be required to invest part of their annual bonus in purchasing Ordinary Shares. Alternatively, or in addition, individuals may be invited to elect voluntarily to invest part of their bonus in purchasing such shares. Individuals who accept the invitation to participate will be granted an award over additional Ordinary Shares. The Committee will determine the number of shares over which the award will be granted but it may not exceed twice the number of shares acquired with the bonus that is compulsorily invested and one times the number of shares acquired with the voluntary investment.

Awards will take the form of deferred rights to acquire, for no cost, Ordinary Shares.

Awards will be personal to the participant and may not be transferred.

Timing of awards

Awards may be made at any of the following times: the 42 days following the approval of the plan by United Utilities' shareholders; the 42 days after the Company announces its results for any period; the 42 days following the lifting of any restrictions which prevent awards from being granted during either of the previous periods; and at other times when the Committee considers that exceptional circumstances exist. Awards will be made by the Trustee (the "Trustee") of the United Utilities Employee Share Trust upon the recommendation of the Committee.

No awards will be granted after 1 July 2018.

Dividend enhancement

If a dividend or other distribution is made by the Company at any time during the period commencing at the beginning of the performance period relating to an award and ending on the date of vesting, there will be notionally added to the number of Ordinary Shares subject to the award such number of whole Ordinary Shares as could have been acquired with a sum equal to the aggregate cash amount of such dividend or distribution attributable to the Ordinary Shares under award.

Any Ordinary Shares notionally added in this way to an award are referred to as 'Dividend Equivalent Shares'.

Performance conditions

Each award will be subject to a performance condition which, in normal circumstances, will determine whether or not the award vests. Performance conditions will be disclosed in the Company's Annual Report and Accounts each year.

Individual limits

The market value of Ordinary Shares awarded under the Matching Plan in any financial year to an individual may not exceed 100 per cent. of his or her basic salary (excluding benefits in kind and bonuses) for the previous financial year.

Vesting of awards

In normal circumstances after the end of the performance period, the Committee will notify participants and the Trustee of the extent to which the performance conditions have been satisfied. To the extent to which the performance conditions have not been satisfied, then the award shall lapse.

A participant may exercise his award (to the extent of the vested shares and any accrued Dividend Equivalent Shares) on one occasion only in the three months after vesting.

Termination of employment

An award will normally lapse when a participant ceases to be employed within the Group. However, special rules apply if the participant ceases to be employed by reason of normal retirement, redundancy, injury, disability or ill-health, the sale of a company or the business in which the participant is employed or where the cessation occurs in other special circumstances as determined by the Trustee with the consent of the Committee. In these cases, the award may be exercised over such number of shares (taking into account any accrued Dividend Equivalent Shares) determined by the extent to which the performance conditions have been satisfied. Such exercise may occur during such period after vesting as the Trustee may decide. Alternatively, at the discretion of the Trustee acting on the recommendation of the Committee, the participant may be permitted to exercise his award during the period of three months following termination of employment. In such case, the exercise of the award may occur over such number of shares (taking into account any accrued Dividend Equivalent Shares) as the Trustee shall determine having regard to the extent to which the performance conditions have been satisfied over the abbreviated performance period ending with the cessation of employment.

In all circumstances where there is a cessation of employment for one of the reasons mentioned above, the number of shares over which the award may be exercised shall be reduced on the basis of a time apportionment having regard to the proportion of time that has elapsed from the first day of the relevant performance period to the cessation of employment as compared to the applicable unabbreviated performance period.

Change of control

In the event of a change of control or a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of the Company, all awards may be exercised. In such a circumstance, the award may, at the discretion of the Trustee acting on the recommendation of the Committee, be exercised over the shares subject to the award (including any accrued Dividend Equivalent Shares) but only to the extent the Trustee considers it fair and reasonable, taking into account the extent to which the performance conditions have been satisfied and such other criteria as the Trustee in its discretion considers relevant. In the event of an offer being made for the Company, the Trustee may similarly determine that awards may vest contingently upon the offer being successful.

10. Board practices

10.1 *Compliance with Combined Code*

United Utilities has applied the principles and complied with the provisions of the Combined Code.

10.2 *Board committees*

The Board of United Utilities Group has established, amongst others, the following committees, each of which will be operated with terms of reference that have been approved by the Board and which are substantially in the form of the equivalent terms of reference in place for United Utilities.

Audit Committee

The Audit Committee's members are Paul Heiden (chairman since 26 February 2008), Catherine Bell, Norman Broadhurst (chairman until 26 February 2008), David Jones and John McAdam. On taking up the position as Chairman of the Board (assuming he is re-appointed by Shareholders), John McAdam will formally step down from the committee but will be expected to continue to attend its meetings by invitation. The Board is satisfied that Paul Heiden has recent and relevant financial experience and that all members have extensive commercial experience and are independent within the meaning of the Code. Appointments to the committee are made by the Board, on the recommendation of the Nomination Committee in consultation with the Audit Committee chairman. Appointments are initially for a period of up to three years, extendable by no more than two additional three year periods, so long as committee members continue to be deemed to be independent. Notwithstanding the ninth anniversary of his appointment, as part of succession planning it was agreed that Norman Broadhurst should continue as a member of the committee until July 2008, to ensure a smooth handover of the role of chairman to Paul Heiden.

The Audit Committee's principal duties include the following:

(a) to have primary responsibility for making a recommendation to the Board on the appointment, reappointment and removal of the external auditor;

(b) to keep under review the scope and results of the audit and its effectiveness and the independence and objectivity of the auditor, taking into account relevant UK professional and regulatory requirements;

(c) to recommend the audit fee to the Board and to establish policies and procedures to pre-approve the engagement of the auditor to provide any audit or non-audit services, and to keep the nature and extent of non-audit services under review;

(d) to discuss and review the half year and annual financial statements and any formal announcements relating to financial performance before submission to the Board;

(e) to consider problems and reservations arising from any interim and the final audit and any matters the auditor may wish to raise;

(f) to review periodically the scope, remit and effectiveness of the internal audit function;

(g) to review the effectiveness of the Group's internal control systems, to consider reports from management on its monitoring of the system of internal control, to review the Company's statement on internal control systems prior to endorsement by the Board, and to make recommendations to the Board regarding the effectiveness of the Group's internal control systems and to approve the appointment or dismissal of the head of internal audit;

(h) to review the auditor's management letter and management's response and to consider the major findings of internal investigations and management's response;

(i) to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to steps to be taken; and

(j) to review arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

Remuneration Committee

The Remuneration Committee's members are David Jones, John McAdam, Andrew Pinder and Nick Salmon. All are non-executive Directors determined by the Board to be independent in accordance with the Combined Code. The Remuneration Committee will meet at least twice a year, with a quorum of two members.

The Remuneration Committee's principal duties include the following:

(a) to make recommendations to the Board on the Group's framework of executive remuneration and its cost;

(b) to approve for the members of the executive leadership team, the entire individual recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms, individual bonus plans and targets and the subsequent achievement of performance against targets;

(c) to approve the general recruitment terms, remuneration benefits, employment conditions and severance terms, general incentive and annual and long-term bonus plans and targets for other senior executives;

(d) to approve the remuneration of the Chairman;

(e) to propose all new long-term incentive schemes;

(f) to approve the rules and associated guidelines for the granting of awards under the Company's long-term incentive plans; and

(g) to assist the Board in reporting to the Company's shareholders on remuneration policies applicable to executive Directors in accordance with the Listing Rules and the Companies Acts.

Nomination Committee

The members of the Nomination Committee are the non-executive Directors, including the Chairman (who is also chairman of the Committee, although the Chairman will not chair the Committee when the Committee deals with the appointment of a successor to the chairmanship) and the Chief Executive. As such, the majority of the members of the committee are non-executive Directors determined by the Board to be independent in accordance with the Combined Code.

The Nomination Committee will meet at least once each year, with a quorum of two members, both of whom must be non-executive Directors. The Nomination Committee considers and makes recommendations to the Board on the composition, balance and membership of the Board.

The Nomination Committee's principal duties include the following:

(a) to lead the process for Board appointments and to make recommendations to the Board about filling vacancies on the Board, giving full consideration to succession planning for directors and for other senior executives, nominating additional persons to the Board for consideration as directors and the re-election by shareholders of any director under the retirement by rotation provisions in the Company's articles of association;

(b) to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the roles and capabilities required for a particular appointment;

(c) to consider and make recommendations to the Board from time to time on the Board's composition and balance;

(d) for the appointment of a chairman, the Committee should prepare a job specification, including an assessment of the time commitment expected, recognising the need for availability in the event of crises;

(e) to review its own performance, constitution and terms of reference to ensure it is operating at maximum effectiveness and recommend any changes it considers necessary for board approval; and

(f) to review directors' conflict authorisations and make recommendations to the Board from time to time as to whether, due to changing circumstances, the authorisations are appropriate or not, or require amendment.

11. Significant subsidiaries and undertakings and investments

11.1 *Significant subsidiaries and undertakings*

Upon the Scheme becoming effective, United Utilities Group will become the holding company of the Group, including United Utilities. The following table shows the significant subsidiaries and undertakings of the Group following the implementation of the Scheme, being those companies (other than United Utilities) which United Utilities Group considers will be likely to have significant effect on the assessment of the assets, liabilities, financial position and/or profits and losses of the Group.

Name	*Principal activity*	*Country of incorporation/ registered office*	*Proportionate holding and voting power held by United Utilities (%)*
United Utilities Water PLC	Water and wastewater services network management	Great Britain	100.0
United Utilities Electricity Services Limited	Electricity distribution and related services	Great Britain	100.0
United Utilities Operational Services Limited	Water and wastewater services network management	Great Britain	100.0
United Utilities Networks Limited	Connections and metering	Great Britain	100.0
UUGM Limited	Consulting services and project management	Great Britain	60.0
4Delivery Limited	Consulting services and project management	Great Britain	40.0

11.2 *Principal investments*

Details of the main investments held by the Group in other undertakings in the four prior financial years and in the current financial year are set out below:

(i) In June 2005, the Group acquired a 15 per cent. shareholding in Northern Gas Networks Holdings Limited;

(ii) In February 2006, the Group acquired 391,532,852 ordinary shares in THUS Group as consideration for the sale of the Your Communications business. During the year ended 31 March 2007, the number of shares held in THUS Group was reduced to 39,153,285 as part of a ten for one share consolidation. In February 2007, the Group received a further 2,274,701 shares in THUS Group as a result of the vesting of part of the option received as part of the consideration for the sale of the Your Communications business. In June 2007, the Group disposed of its entire stake in THUS Group; and

(iii) In March 2003, the Group invested in Manila Water Company Inc of the Philippines and currently holds an 11.7 per cent. shareholding in that company.

The Group has not made any firm material commitments concerning principal investments in progress or any future investments by the Group in the current financial year.

12. Related party transactions

Save as disclosed in the financial information set out in the related party transactions note to the financial statements of United Utilities for the years ended 31 March 2005, 2006 and 2007 incorporated by reference into this document, no member of the Group entered into any material transactions with related parties during the financial years ended 31 March 2005, 2006 and 2007.

The following transactions were carried out with the Group's associate and joint ventures during the year ended 31 March 2008:

	Sales of services		*Purchase of goods and services*	
	2008	*2007*	*2008*	*2007*
	£m	*£m*	*£m*	*£m*
Joint ventures	130.9	95.3	3.2	3.0
Associate	–	10.2	–	6.2

	Amounts owed by related parties		*Amounts owed to related parties*	
	2008	*2007*	*2008*	*2007*
	£m	*£m*	*£m*	*£m*
Joint ventures	15.0	10.6	0.1	0
Associate	–	1.3	–	0.3

Sales of services to related parties were on the Group's normal trading terms.

The amounts outstanding are unsettled and will be settled in accordance with normal credit terms. No guarantees have been given or received. A £nil provision has been made for doubtful receivables in respect of the amounts owed by related parties (2007: £0.1 million).

United Utilities receives dividend income, pays and receives interest to and from and recharges certain costs to subsidiary undertakings in the normal course of business.

Total dividend income received during the year ended 31 March 2008 amounted to £1,580.7 million (2007: £48.1 million) and total net interest paid during the year was £17.2 million (2007: £4.7 million interest received) and total recharges were £34.6 million (2007: £28.2 million).

In addition, United Utilities also recharges certain costs to its associate in the normal course of business. Total recharges were £nil (2007: £8.6 million) during the period until 19 June 2007 which is the date at which the associate was disposed. There were no amounts outstanding between United Utilities and its associate at 31 March 2007.

Related party receivables and payables are not secured and no guarantees were issued in respect thereof. Balances are settled in accordance with normal credit terms. An allowance for doubtful receivables of £10.1 million (2007: £nil) has been made against amounts owed by subsidiary undertakings. In the year ended 31 March 2008, an expense of £212.1 million was recorded in respect of bad or doubtful receivables due from subsidiary undertakings (2007: £nil).

Information on the remuneration of Directors and is set out in section 8 of this Part X.

The Group has not entered into any material transactions with related parties other than transactions with the parties disclosed above during the period from 1 April 2007 to 2 June 2008, the latest practicable date prior to the publication of this Prospectus.

13. Significant change

There has been no significant change in the financial or trading position of United Utilities since 31 March 2008, being the date to which United Utilities prepared its preliminary results which were announced on 3 June 2008.

Since its incorporation on 8 April 2008, United Utilities Group has not traded and there has been no significant change in the financial or trading position of United Utilities Group since 23 April 2008, the date to which the Accountants' Report contained in Part III was prepared.

14. Litigation

NOSS Consortium ("NOSS"), of which North West Water International Limited ("NWWIL"), a wholly-owned subsidiary of United Utilities, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ("BMA") to build a wastewater treatment plant and network in central Bangkok.

Following disagreements with the engineer (Dorsch Consult) and disputes with the BMA, NOSS served a notice under section 387 of the Thai Civil and Commercial Code on the BMA in November 1997 requiring the BMA to remedy its various breaches of contract. In March 1998 (following the continued failure of the BMA to remedy its breaches) NOSS terminated the contract with the BMA and served a notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million).

Each party has appointed arbitrators, but the arbitration process stalled in 2004 following the arbitrators' failure to agree on the appointment of a third arbitrator. In September 2007, the BMA called a hearing before the Thai Civil Court in an apparent attempt to restart the process. In the event and by agreement the parties appointed the third arbitrator in January 2008. No further steps have so far occurred in the arbitral process since then but it remains possible that the disputes between the parties may proceed to full arbitration in due course.

Save as stated above, during the 12 months preceding the date of this document, neither United Utilities Group nor any member of the Group has been involved in any governmental, legal or arbitration proceedings nor, as far as the Directors are aware, are any such proceedings pending or threatened by or against United Utilities Group or any member of the Group which have in the recent past had or may have, a significant effect on United Utilities Group's or the Group's financial position or profitability.

15. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by United Utilities Group or any member of the Group within the two years immediately preceding the date of this document and are, or may be, material to the Group or (ii) contain a provision under which United Utilities Group or any member of the Group has an obligation or entitlement which is material to the Group as at the date of this document:

Sponsors' agreement

On 6 June 2008, an agreement was entered into between United Utilities, United Utilities Group, Deutsche Bank and JPMorgan Cazenove, whereby Deutsche Bank and JPMorgan Cazenove agreed to act as joint sponsors to United Utilities Group in connection with the Proposals. Pursuant to this agreement, United Utilities Group and United Utilities have agreed to provide Deutsche Bank and JPMorgan Cazenove with certain customary indemnities, undertakings and warranties in connection with their role as joint sponsors to United Utilities Group. The indemnities provided by United Utilities Group and United Utilities indemnify Deutsche Bank and JPMorgan Cazenove against claims made against them or loss suffered or incurred in connection with their role as joint sponsors subject to certain exceptions.

Sale of United Utilities Electricity

Pursuant to an agreement between United Utilities North West and North West Electricity Networks dated 23 November 2007, North West Electricity Networks acquired United Utilities Electricity (now called Electricity North West Limited), United Utilities' electricity distribution subsidiary, for a total enterprise value of £1,782 million (comprising £1,140 million cash consideration and £642 million in net debt at fair value assumed by North West Electricity Networks) (the "UUE Share Purchase Agreement"). The transaction completed on 19 December 2007.

Under the UUE Share Purchase Agreement, United Utilities North West gave certain warranties to North West Electricity Networks which are usual for a transaction of this nature. United Utilities North West's aggregate liability under the warranties and the tax covenant is capped at £850 million. In addition, United

Utilities North West is liable only where any loss with respect to an individual matter exceeds (i) £150,000 in the case of the warranties or (ii) £15,000 in the case of the tax warranties and tax covenant (but once the aggregate amount of all claims under the tax warranties and tax covenant has exceeded £150,000 then claims for less than £15,000 are permitted), and the aggregate loss exceeds (i) £15 million, in the case of the warranties or (ii) £150,000 in the case of the tax warranties and tax covenant.

North West Electricity Networks has certain specified time periods within which claims for breach of the UUE Share Purchase Agreement can be made. North West Electricity Networks can bring a claim for breach of the warranties within 18 months from the completion date and for breach of the tax warranties or tax covenant, not later than the date that falls six calendar years after the end of the accounting period in which completion occurred. .

The UUE Share Purchase Agreement restricts the Group from soliciting key employees of United Utilities Electricity on or before 31 March 2010.

Sale of Vertex

Pursuant to an agreement between United Utilities and VTX Bidco Limited ("VTX") (a company owned by a consortium of US-based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International) dated 15 January 2007, VTX acquired Vertex, United Utilities' business process outsourcing subsidiary, for an initial consideration of £217.5 million (comprising cash, the repayment of intra-group debt and the retention by VTX of certain liabilities of Vertex) (the "Vertex Share Purchase Agreement"). Following change of control approval by the Financial Services Authority, the transaction completed on 26 March 2007.

Under the Vertex Share Purchase Agreement, United Utilities gave certain warranties to VTX which are usual for a transaction of this nature. United Utilities' aggregate liability under the warranties and the tax covenant is capped at £144,463,370. In addition, United Utilities is liable only where any loss under the warranties or tax covenant with respect to an individual matter exceeds £50,000 and the aggregate loss exceeds £1 million (in which case only the excess is recoverable).

VTX has certain specified time periods within which claims for breach of the Vertex Share Purchase Agreement can be made. VTX can bring a claim for breach of the warranties within 18 months from the completion date and for breach of the tax warranties or tax covenant, not later than 30 business days after the date that falls six calendar years after the end of the accounting period in which completion occurred.

The Vertex Share Purchase Agreement restricts the Group from carrying on a competing business to Vertex in the United Kingdom, the United States of America and Canada and from soliciting key employees, customers or suppliers of Vertex on or before 25 September 2008.

Sale of shares in THUS Group

Pursuant to an agreement dated 20 June 2007 (the "Placing Agreement"), United Utilities appointed HSBC Bank plc and Citigroup Global Markets UK Equity Limited as placing agents to conduct a share placing to institutional investors of its 41,427,986 shares in THUS Group. As announced by United Utilities on 20 June 2007, the shares were subsequently placed at a price of 183p per share. Under the Placing Agreement, United Utilities gave certain warranties and representations which are usual for a transaction of this nature.

Financing arrangements

United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme ("ECPP") in March 1998. The aggregate principal amount of the notes outstanding at any one time under ECPP may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Under the ECPP the notes may only mature after seven but not more than 365 days (364 days for Sterling denominated notes) from issue. The programme amount may be increased from time to time. United Utilities Electricity ceased to be an issuer under the ECPP in December 2007. As at 31 March 2008, no notes were outstanding under the ECPP.

Indenture between United Utilities and HSBC Bank USA (formerly Marine Midland Bank) as Trustee, dated 28 July 1998 constituting US$ 400,000,000 6.875 per cent. Notes due 15 August 2028.

Indenture between United Utilities and Deutsche Bank Trust Company Americas, dated 17 June 2003 constituting US$ 250,000,000 4.55 per cent. Notes due 17 June 2018 and US$ 350,000,000 5.375 per cent. Notes due 1 February 2019.

United Utilities, United Utilities Electricity (under its then name of NORWEB plc and which subsequently ceased to be an issuer under the EMTN Programme) and United Utilities Water (under its then name North West Water Limited) established a Euro Medium Term Note Programme ("EMTN Programme") by way of a Trust Deed dated 13 October 1998 and superseded from time to time. The aggregate principal amount of the notes (the "Notes") outstanding at any one time under the EMTN Programme may not exceed EUR 7,000,000,000 in nominal amount or its equivalent in other currencies calculated in a prescribed manner. The Notes may be issued in such denominations as may be agreed between the relevant issuer and the relevant dealer save that each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which required the publication of a prospectus under the Prospectus Directive will be EUR 50,000 (or the equivalent amount in an alternative currency). The EMTN Programme amount may be increased from time to time. United Utilities Electricity ceased to be an issuer under the EMTN in December 2007. As at 31 March 2008, a total of EUR 4,181,567,615.00 of Notes were outstanding under the EMTN Programme (converted at exchange rate fixed on issuance).

16. Consents

Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in this Prospectus of its reports in Parts III and V and the references thereto and of its name in the form and context in which they appear and has authorised the contents of its reports for the purposes of item 5.5.3R(2)(f) of the Prospectus Rules.

JPMorgan Cazenove has given and not withdrawn its consent to the inclusion in the Prospectus of its name in the form and context in which it appears.

Deutsche Bank has given and not withdrawn its consent to the inclusion in this Prospectus of its name in the form and context in which it appears.

17. Miscellaneous

The total expenses of, or incidental to, the Proposals are estimated to be approximately £6.4 million.

Deloitte & Touche LLP whose registered office is at Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR are the auditors of United Utilities Group and have been the only auditors of United Utilities Group since its incorporation. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants in England and Wales.

Deloitte & Touche LLP whose registered office is at Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR are the auditors of United Utilities and audited the financial statements of United Utilities for the three financial years ended 31 March 2005, 2006 and 2007. The reports in respect of the financial statements for United Utilities for the three financial years ended 31 March 2005, 2006 and 2007, respectively were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants in England and Wales.

18. Third party information

Where information has been sourced from a third party, United Utilities Group confirms that the information has been accurately reproduced and, as far as United Utilities Group is aware and able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used, the source of such information has been identified wherever it appears in this document.

19. Documents available for inspection

Copies of the following documents may be inspected at the registered office of United Utilities Group, Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP and the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until close of business on the Scheme Effective Date and will also be available for inspection for at least 15 minutes before and during the Court Meeting and the General Meeting:

(a) the Memorandum of Association of United Utilities and the United Utilities Articles in their current form;

(b) the amendments of the United Utilities Articles proposed at the General Meeting;

(c) the Memorandum of Association of United Utilities Group and the United Utilities Group Articles;

(d) the reports of Deloitte & Touche LLP set out in Parts III and V of this document;

(e) the audited consolidated accounts of United Utilities for the three years ended 31 March 2005, 2006 and 2007;

(f) the preliminary results announcement of United Utilities for the year ended 31 March 2008;

(g) the Directors' service contracts and letters of appointment referred to in sections 8.1 and 8.2 respectively of this Part X;

(h) the material contracts referred to in section 15 of this Part X;

(i) the United Utilities Group Employee Share Plans;

(j) the written consents referred to in section 16 of this Part X;

(k) this Prospectus; and

(l) the Circular.

20. Documents incorporated by reference

The table below sets out the documents which are incorporated by reference into this document and which are available for inspection as set out in section19 above:

Information incorporated by reference into this document	*Location of incorporation into this document*	*Page numbers in this document*
United Utilities' Annual Report and Accounts 2005, including United Utilities' financial statements for the year ended 31 March 2005, the notes and the auditors' report thereon, pages 55 to 92 (inclusive)	Part IV (Historical information relating to United Utilities)	62
United Utilities' Annual Report and Accounts 2006, including United Utilities' financial statements for the year ended 31 March 2006, the notes and the auditors' report thereon, pages 63 to 114 (inclusive)	Part IV (Historical information relating to United Utilities)	61 and 62

Information incorporated by reference into this document	*Location of incorporation into this document*	*Page number in this document*
United Utilities' Annual Report and Accounts 2007, including United Utilities' financial statements for the year ended 31 March 2007, the notes and the auditors' report thereon, pages 69 to 118 (inclusive)	Part IV (Historical information relating to United Utilities)	61
United Utilities' preliminary results for the year ended 31 March 2008	Part IV (Historical information relating to United Utilities)	62

21. Explanation of underlying profit

In considering the Group's results, the Directors have adjusted the Group's statutory measures for fair value movements on debt and derivative instruments and those significant items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit from continuing operations and underlying profit before taxation from continuing operations as follows:

Operating profit for continuing operations for the year ended 31 March 2008

	Regulated £m	*Non-regulated £m*	*Other £m*	*Total £m*
Operating profit per published results	611.6	50.6	1.0	663.2
Restructuring costs	2.6	11.6	(0.2)	14.0
Underlying operating profit	614.2	62.2	0.8	677.2

Operating profit for continuing operations for the year ended 31 March 2007

(Re-presented)	*Regulated £m*	*Non-regulated £m*	*Other £m*	*Total £m*
Operating profit/(loss) per published results	581.0	62.6	(1.5)	642.1
Restructuring costs	5.3	0.3	5.0	10.6
Settlement claims[1]	(27.6)	(3.0)	–	(30.6)
Ofwat transfer pricing fine	8.5	–	–	8.5
Total adjustments	(13.8)	(2.7)	5.0	(11.5)
Underlying operating profit	567.2	59.9	3.5	630.6

Profit before taxation for continuing operations

	Year ended 31 March 2008 £m	*Year ended 31 March 2007 £m*
Profit before taxation per published results	478.3	502.3
Operating profit adjustments (see above)	14.0	(11.5)
Fair value loss/(gain) on debt and derivative instruments	42.7	(26.0)
Interest on swaps and interest on debt under fair value option	(41.7)	(57.3)
Interest associated with cash proceeds from the sale of United Utilities Electricity[2]	(17.7)	–
Underlying profit before taxation	475.6	407.5

Notes

1 During the year ended 31 March 2007, the Group's regulated and non-regulated activities benefited from one-off credits worth £27.6 million and £3.0 million respectively. These credits were in respect of settlement of claims made by the Group against contractors and the end of the statutory period of potential claims against the Group. Although such claims are a regular occurrence in the ongoing business of the Group, these particular claims were unusual in size.

2 The interest associated with the cash proceeds from the sale of United Utilities Electricity has been deducted to provide a more representative view of underlying performance. Since the Group intends to return approximately £1.5 billion to Shareholders (as described in this document), the cash proceeds from the sale are expected to result in a short term net debt and interest reduction.

Dated 6 June 2008

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise.

"Admission"	means the admission of the Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the requirements contained in the publication 'Admission and Disclosure Standards' dated April 2002 and issued by the London Stock Exchange (as amended from time to time) containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"ADR"	means an American depositary receipt;
"ADS"	means an American depositary share;
"Alternative 1"	means the Initial B Share Redemption alternative;
"Alternative 2"	means the B Share Dividend alternative;
"Alternative 3"	means the Final B Share Redemption alternative;
"B Share Alternatives"	means the alternatives of the Initial B Share Redemption, the B Share Dividend and/or the Final B Share Redemption which are available to Shareholders (other than Restricted Overseas Shareholders) in connection with the B Shares;
"B Share Continuing Dividend"	means the dividend to be paid on each B Share to Shareholders electing for Alternative 3 on such B Shares, described in section 1.3 of Part VIII of this document;
"B Share Dividend"	means the dividend of 170 pence to be paid on each B Share to Shareholders electing for Alternative 2 on such B Shares, as described in section 1.2 of Part VIII of this document;
"B Shares"	means the B shares of 170 pence each in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme and carrying the rights and restrictions summarised in section 1 of Part VIII of this document;
"Board"	means the Board of Directors of United Utilities or the Board of Directors of United Utilities Group, from time to time as the context may require, or a duly constituted committee thereof;
"Business Day"	means a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Circular"	means the circular dated the same date as this Prospectus, sent to Shareholders containing details of the Proposals;

"Class A Shares"	means the redeemable class A shares of one pence each in the capital of United Utilities Group to be allotted *pro rata* to holders of Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) upon capitalisation of the merger reserve created upon the Scheme becoming effective and which are to be cancelled as part of the United Utilities Group Reduction of Capital;
"Closing Price"	means the closing middle market price of a relevant share as derived from the London Stock Exchange Daily Official List;
"Companies Acts"	means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force;
"Company"	means United Utilities Group PLC, a public limited company incorporated in England and Wales with registered number 06559020;
"Court"	means the High Court of Justice of England and Wales;
"Court Hearing"	means the hearing of the claim form to sanction the Scheme and confirm the reduction of capital of United Utilities involved in the Scheme;
"Court Meeting"	means the meeting of holders of United Utilities Shares convened for 1 July 2008 by order of the Court pursuant to section 896 of the Companies Act 2006 to consider and, if thought fit, approve the Scheme, and any adjournment of that meeting;
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Deferred Shares"	means the class of shares resulting from the re-classification of B Shares on which the B Share Dividend is paid, carrying the rights and restrictions summarised in section 2 of Part VIII of this document;
"DEFRA"	means the Department for Environment, Food and Rural Affairs;
"Depositary"	means JP Morgan Chase Bank N.A. in its capacity as (i) the depositary under the United Utilities Deposit Agreement or, as the case may be, (ii) the depositary under the United Utilities Group Deposit Agreement;
"Deutsche Bank"	means Deutsche Bank AG, London Branch;
"Directors"	means the directors of United Utilities, or the directors of United Utilities Group, as the context may require, and whose names are set out on page 22 of this document;

"Disclosure and Transparency Rules"	means the disclosure and transparency rules of the Financial Services Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;
"Euroclear"	means Euroclear UK & Ireland Limited;
"Final B Share Redemption"	means the redemption of the B Shares on the Final B Share Redemption Date for a redemption amount of 170 pence per share and the cancellation of such B Shares;
"Final B Share Redemption Date"	means the date on which the Final B Share Redemption shall be made, expected to be 14 April 2009;
"Form of Election"	means in relation to the B Shares the form of election by which a Shareholder (other than a Restricted Overseas Shareholder) may choose one of the alternatives for receipt of the Return of Capital;
"General Meeting"	means the general meeting of United Utilities convened for 1 July 2008, to consider and, if thought fit, approve, *inter alia*, a special resolution required to give effect to the Scheme, and any adjournment of that meeting;
"Group"	means before the Scheme Effective Date, United Utilities and its subsidiary undertakings (which, for the avoidance of doubt, does not include United Utilities Group) and, from the Scheme Effective Date, United Utilities Group and its subsidiary undertakings (which will include United Utilities);
"holder"	means a registered holder, and includes any person(s) entitled by transmission;
"IDoK"	means an Interim Determination of a company's K factor, a mechanism for adjusting the price limit during a five-year review period as more fully explained in section 4 of Part IX of this document;
"IFRS"	means International Financial Reporting Standards as adopted for use in the European Union;
"in certificated form"	means in relation to a share or other security, a share or other security which is not in uncertificated form;
"Initial B Share Redemption"	means the redemption of the B Shares on the Initial B Share Redemption Date for a redemption amount of 170 pence per share and the cancellation of such B Shares;
"Initial B Share Redemption Date"	means the date on which the Initial B Share Redemption is made, expected to be 11 August 2008;
"Interest Rate"	means the rate per annum equivalent to 75 per cent. of LIBOR or, if LIBOR cannot be established on 11 August 2008, the Reserve Interest Rate;
"JPMorgan Cazenove"	means JPMorgan Cazenove Limited;

"LIBOR"	means the British Bankers' Association Interest Settlement Rate for eight month sterling deposits as of 11:00 a.m. London time on 11 August 2008;
"Listing Rules"	means the rules and regulations of the Financial Services Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	means London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"North West Electricity Networks"	means North West Electricity Networks Limited;
"NZ Shareholders"	means Shareholders who have an address in New Zealand on United Utilities' register of members;
"Official List"	means the list maintained by the UKLA pursuant to Part VI of the Financial Services and Markets Act 2000;
"Ofwat"	means the Water Services Regulation Authority;
"Ordinary Shares"	means: (A) prior to the United Utilities Group Reduction of Capital, the ordinary shares of 500 pence each (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme; and (B) subsequent to the United Utilities Group Reduction of Capital, the ordinary shares with a nominal value of five pence each (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) in the capital of United Utilities Group;
"Overseas Shareholder"	means a Shareholder who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom;
"penny", "pence", "p", "£" or **"pounds sterling"**	means the lawful currency of the United Kingdom;
"Proposals"	means the proposed reorganisation of the Group involving the Scheme, the subsequent United Utilities Group Reduction of Capital and the Return of Capital;
"Prospectus"	means this document;
"Prospectus Rules"	means the rules and regulations made by the Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000;
"Redeemable Preference Shares"	means the redeemable non-voting preference shares of £1 each in the capital of United Utilities Group;

"Reserve Interest Rate"	means 75 per cent. of such rate of interest as United Utilities Group shall determine on the basis of quotations made for eight month deposits of £1,000,000 in any interbank market or markets as United Utilities Group may select on 11 August 2008;
"Restricted Overseas Shareholders"	means US Shareholders and NZ Shareholders;
"Return of Capital"	means the return of 170 pence per United Utilities Share by way of the Initial B Share Redemption, the B Share Dividend or Final B Share Redemption;
"Scheme"	means the proposed scheme of arrangement under section 899 of the Companies Act 2006 between United Utilities and holders of United Utilities Shares including any modification, addition or condition approved or imposed by the Court, details of which are set out in the Circular;
"Scheme Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms, expected to be 28 July 2008;
"Scheme Record Date"	means the Business Day immediately preceding the Scheme Effective Date;
"Scheme Record Time"	means 6:00 p.m. on the Scheme Record Date;
"Scheme Voting Record Time"	means 6:00 p.m. on 29 June 2008 or, if the Court Meeting is adjourned, 6:00 p.m. on the second day before the date of such adjourned meeting;
"SEC"	means the US Securities and Exchange Commission;
"Securities Act" or **"US Securities Act"**	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
"Senior Manager"	means an individual listed in section 5.1(B) of Part X;
"Shareholder"	means a registered holder of United Utilities Shares or of Ordinary Shares, as the context may require;
"Share Option Plans"	means the United Utilities Executive (Approved and Unapproved) Share Option Schemes, the United Utilities (Approved and Unapproved) Share Option Plans 1999 and the United Utilities PLC Savings-Related Share Option Scheme 1999;
"Subscriber Ordinary Shares"	means the ordinary shares of £1 each in the capital of United Utilities Group whose rights will be deferred upon the Scheme becoming effective;
"THUS Group"	means THUS Group plc;
"TTE instruction"	means a Transfer to Escrow instruction to be used by Shareholders holding their United Utilities Shares in CREST to enable them to choose one of the B Share Alternatives;
"UK" or **"United Kingdom"**	means the United Kingdom of Great Britain and Northern Ireland;
"UKLA" or **"UK Listing Authority"**	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"uncertificated" or "in uncertificated form"	means in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
"United Utilities"	means United Utilities PLC, a public limited company incorporated in England and Wales with registered number 02366616;
"United Utilities ADR"	means an ADR evidencing United Utilities ADSs;
"United Utilities ADS"	means an ADS, representing two United Utilities Shares, issued by the Depositary in accordance with the provisions of the United Utilities Deposit Agreement;
"United Utilities Articles"	means the articles of association of United Utilities as adopted or amended from time to time;
"United Utilities Contract Solutions"	means United Utilities Contract Solutions Limited;
"United Utilities Deposit Agreement"	means the deposit agreement dated 9 June 2006 as amended by Amendment No. 1 dated 2 June 2007 between United Utilities, the Depositary and holders from time to time of United Utilities ADRs issued under it;
"United Utilities Electricity"	means United Utilities Electricity PLC, now called Electricity North West Limited;
"United Utilities Electricity Services"	means United Utilities Electricity Services Limited;
"United Utilities Employee Share Plans"	means the Share Option Plans, the United Utilities PLC Share Incentive Plan, the United Utilities PLC Performance Share Plan, the United Utilities PLC International Plan and the United Utilities PLC 2007 Matching Share Award Plan;
"United Utilities Final Dividend"	means the dividend of 31.47 pence per United Utilities Share to be paid to holders of United Utilities Shares on the register of members of United Utilities at the close of business on 27 June 2008;
"United Utilities Group" or the "Company"	means United Utilities Group PLC, a public limited company incorporated in England and Wales with registered number 06559020;
"United Utilities Group ADR"	means an ADR evidencing United Utilities Group ADSs;
"United Utilities Group ADS"	means an ADS, representing two Ordinary Shares, issued by the Depositary in accordance with the United Utilities Group Deposit Agreement;
"United Utilities Group Articles"	means the articles of association of United Utilities Group as adopted or amended from time to time;
"United Utilities Group Deposit Agreement"	means the deposit agreement expected to take effect as of the Scheme Effective Date between United Utilities Group, the Depositary and holders from time to time of United Utilities Group ADSs issued under it;

"United Utilities Group Employee Share Plans"	means the United Utilities Group 2008 Savings-Related Share Option Scheme, the United Utilities Group 2008 Share Incentive Plan, the United Utilities Group 2008 Performance Share Plan, the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan;
"United Utilities Group Reduction of Capital"	means the proposed reduction of capital of United Utilities Group under section 135 of the Companies Act 1985;
"United Utilities Group Reduction of Capital Record Time"	means 6:00 p.m. on the Business Day immediately preceding the date of the Court hearing of the claim form to confirm the United Utilities Group Reduction of Capital;
"United Utilities North West"	means United Utilities North West PLC;
"United Utilities Property Solutions"	means United Utilities Property Solutions Limited;
"United Utilities Shares"	means the ordinary shares of £1 each in the capital of United Utilities;
"United Utilities Water"	means United Utilities Water PLC;
"US" or **"United States"**	means the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
"US dollars" "US Dollars" or **"US$"**	means the lawful currency of the United States;
"US Shareholders"	means (i) Shareholders who have an address in the United States on United Utilities' or United Utilities Group's register of members and (ii) any person resident in the United States who holds shares in United Utilities or United Utilities Group (including, without limitation, shares now or at any time represented by Amercian depositary shares or receipts), including directly or through or as a nominee, and (iii) persons who appear, at any time, to the Directors to fall within paragraph (ii) of this definition of US Shareholders; and
"Vertex"	means Vertex Data Science Limited.


RECEIVED
2008 JUL 24 A 9:23

United Utilities Group Plc
12g3-2(b) Application Documents

2. The scheme circular as provided to shareholders dated June 6, 2008

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part II contains an explanatory statement in compliance with section 897 of the Companies Act 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or, if you are not in the United Kingdom, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your United Utilities Shares, please send this document (but not the Forms of Proxy nor the Form of Election, which have been personalised) at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or delivered in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred part of your holding in United Utilities Shares, please consult the stockbroker, bank or other agent through or by whom the transfer or sale was effected.

United Utilities PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 02366616)

Recommended proposals relating to the introduction of United Utilities Group PLC as the holding company of United Utilities PLC and for the Return of Capital of approximately £1.5 billion to Shareholders

and

Notice of Court Meeting and General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of United Utilities which is set out in Part I of this document and in which the Board of United Utilities unanimously recommends that you vote in favour of the resolutions to be proposed at the Court Meeting and General Meeting referred to below. You should note that the Proposals are conditional, amongst other things, upon the approval by the Shareholders of the resolutions at both the Court Meeting and General Meeting. A letter from Deutsche Bank and JPMorgan Cazenove explaining the Scheme appears in Part II of this document.

Notices convening the Court Meeting and the General Meeting, each of which will be held at Bridgewater Hall, Lower Mosley Street, Manchester M2 3WS on 1 July 2008, are set out in Parts VIII and IX respectively of this document. The Court Meeting will start at 11:00 a.m. and the General Meeting will start at 11:15 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned).

A summary of the action to be taken by Shareholders in respect of the Court Meeting and the General Meeting is set out in paragraph 16 of Part II of this document. Shareholders will find enclosed with this document a blue Form of Proxy for use in connection with the Court Meeting and a white Form of Proxy for use in connection with the General Meeting. Whether or not you propose to attend the Court Meeting and/or the General Meeting in person, please complete and sign each of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company's Registrars, Equiniti Limited, Aspect House, Lancing, West Sussex BN99 6DA, as soon as possible, and in any event so as to arrive by no later than 48 hours before the time appointed for the relevant meeting (although the blue Form of Proxy for use at the Court Meeting may be handed to the Company's Registrars or the Chairman immediately prior to the Court Meeting).

If you would like to submit your proxy vote electronically, you can do so by visiting www.sharevote.co.uk. You will need to enter your voting reference numbers, the three numbers quoted on your Forms of Proxy and follow the online instructions. The deadline for receipt of electronic proxies is 48 hours before the time appointed for the relevant meeting.

If you hold your United Utilities Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 7RA01) by no later than 48 hours before the time appointed for the relevant meeting.

The return of completed Forms of Proxy, submitting your proxy vote electronically or transmitting a CREST Proxy Instruction will not prevent you from attending either of the meetings and voting in person if you so wish and are so entitled.

Shareholders holding share certificates for their United Utilities Shares should use the Form of Election which accompanies this document to elect how they wish to receive their share of the Return of Capital. The Form of Election must be completed and returned to the Registrars in the pre-paid envelope provided or, by hand during normal business hours only, to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and in any event by no later than 4:30 p.m. on 8 August 2008.

Shareholders holding United Utilities Shares in CREST should use a TTE instruction through the CREST system to elect how they wish to receive their share of the Return of Capital. TTE instructions can be made after CREST accounts have been credited with B Shares, which is expected to be 28 July 2008. The last time for receipt of TTE instructions from CREST Shareholders is 4:30 p.m. on 8 August 2008.

Guidance on how to complete your Form of Election and how to use a TTE instruction is set out in paragraph 12 of the "Summary" section of this Circular.

If you do not return your Form of Election or make your TTE instruction by 4:30 p.m. on 8 August 2008, you will be deemed to have chosen to receive your Return of Capital as Initial B Share Redemption (Alternative 1).

US Shareholders and holders of United Utilities ADRs will only be permitted to participate in the B Share Dividend (Alternative 2) and may not elect to participate in the Initial B Share Redemption (Alternative 1) or the Final B Share Redemption (Alternative 3). Holders of United Utilities ADRs and US Shareholders should refer to paragraphs 10 and 11.2 of Part II respectively for further information.

If you are a Shareholder and have any questions about the Proposals, the contents of this document or the completion and return of your Forms of Proxy or the Form of Election, please call Equiniti Limited, United Utilities' Registrars, on 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) between 9:00 a.m. and 5:00 p.m. Monday to Friday (excluding public holidays). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

Deutsche Bank, which is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business and JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority in the United Kingdom, are jointly acting as sponsors and financial advisers for United Utilities and United Utilities Group and no-one else in connection with the Proposals and will not be responsible to anyone other than United Utilities and United Utilities Group for providing protections afforded to clients of Deutsche Bank and JPMorgan Cazenove respectively or providing advice in relation to the Proposals or any other matters described in this document.

Application will be made to the UK Listing Authority for all the United Utilities Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the United Utilities Group Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings on the London Stock Exchange in the United Utilities Group Ordinary Shares will commence at 8:00 a.m. on 28 July 2008. No application has been made or is currently intended to be made for the United Utilities Group Ordinary Shares to be admitted to listing or dealing on any other exchange. No application has been or is currently intended to be made for the B Shares to be admitted to the Official List or to trading on the London Stock Exchange or to be admitted to listing or dealing on any other exchange.

The Prospectus relating to the United Utilities Group Ordinary Shares is expected to be published on or around 6 June 2008. The Prospectus will not be sent to you when published, but it will be possible to obtain a copy of the Prospectus from the United Utilities website (www.unitedutilities.com) or, on request, free of charge from United Utilities' Registrars by telephone on 0871 384 2898 (or from outside the UK on +44 121 415 0269). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. A copy of the Prospectus will also be available for inspection (i) at the Document Viewing Facility of the Financial Services Authority, 25 North Colonnade, London E14 5HS, (ii) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and (iii) at the registered office of United Utilities and of United Utilities Group (being Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP) up until Admission during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

No United Utilities Group Ordinary Shares or B Shares have been marketed to, nor are any available for purchase by, the public in the United Kingdom or elsewhere in connection with the Admission. This document does not constitute an offer or form part of any offer or invitation to purchase, subscribe for, sell or issue, or a solicitation of any offer to purchase, subscribe for, sell or issue United Utilities Group Ordinary Shares, B Shares or any other securities in United Utilities or United Utilities Group. This document does not constitute a prospectus equivalent document.

This document has been prepared for the purposes of complying with English law, the Listing Rules and the rules of the London Stock Exchange and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction. The distribution of this document, the Prospectus and the allotment and issue of United Utilities Group Ordinary Shares and B Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by United Utilities or United Utilities Group to obtain any approval, authorisation or exemption to permit the allotment and issue of United Utilities Group Ordinary Shares or B Shares or the possession or distribution of this document and the Prospectus (or any other publicity material relating to the United Utilities Group Ordinary Shares or the B Shares) in any jurisdiction other than the United Kingdom.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Proposals or the distribution of this document. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the Proposals, the distribution of this document and the Prospectus. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

The contents of this document should not be construed as legal, financial or tax advice. Shareholders should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Group except where otherwise stated.

This document, insofar as it constitutes a financial promotion for the purposes of section 21 of the Financial Services and Markets Act 2000, is directed exclusively at persons falling within Article 43 of the Financial Services and Markets Act (Financial Promotion Order 2005) (the "Order") or other persons to whom it may lawfully be communicated in accordance with the Order or any other person to whom it may otherwise lawfully be made.

INFORMATION FOR US SHAREHOLDERS

Neither the United Utilities Group Ordinary Shares nor the B Shares will be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 3(a)(10) thereof. **Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the United Utilities Group Ordinary Shares or the B Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.**

In the United States, this document is being furnished to Shareholders solely to explain the Proposals and to describe the action recommended to be taken by Shareholders in relation to the Court Meeting and the General Meeting. This document is personal to each Shareholder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire United Utilities Group Ordinary Shares or B Shares.

This document is not an offer of securities for sale in the United States. Neither the United Utilities Group Ordinary Shares nor the B Shares to be issued to Shareholders in connection with the Scheme have been, will be, nor are required to be, registered with the SEC under the US Securities Act, in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the United Utilities Group Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

Enforceability of judgments

United Utilities and United Utilities Group are public limited companies incorporated under the laws of England and Wales. All of the Directors of United Utilities and United Utilities Group are citizens or residents of countries other than the United States. Substantially all of the assets of such persons and a significant proportion of the assets of United Utilities and United Utilities Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or United Utilities and/or United Utilities Group, or to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgments of US courts, based on the civil liability provisions of US federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

General

This document contains certain "forward-looking statements", including statements about current beliefs and expectations of the Directors. These statements typically contain words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future, may be currently unknown or may be currently unknowable. Forward-looking statements are not guarantees of future performance. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors set out more fully in the section of this document headed "Risk Factors" as well as the following possibilities: future revenues are lower than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the industry, whether internationally or in the places the Group does business, are less favourable than expected.

Any forward-looking statements are only made as at the date of this document and, save as required by the UK Listing Authority, the London Stock Exchange or applicable law, including, without limitation, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules, neither United Utilities nor United Utilities Group undertakes any obligation to publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Board's expectations or to reflect events or circumstances after the date of this document.

Information published by Ofwat

All statements other than statements of historical facts included in any information provided by United Utilities Water PLC ("United Utilities Water") to Ofwat and which may be published by Ofwat (on its website or otherwise) including, without limitation, those regarding United Utilities Water's financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Utilities Water and/or United Utilities, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding United Utilities Water's present and future business strategies and the environment in which United Utilities Water will operate in the future and may contain financial modelling based on provisional estimates and assumptions which may be significantly varied. Except as required by the rules of the UK Listing Authority, the London Stock Exchange or applicable law, United Utilities Water and United Utilities expressly disclaim any obligation or undertaking to release publicly any updates or revision to any such forward-looking statements contained therein to reflect any change in United Utilities' or United Utilities Water's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. No representation, warranty or undertaking, express or implied, is made and no responsibility accepted by United Utilities or United Utilities Water as to the accuracy, completeness or adequacy of any such information. Nothing contained in such information is or shall be relied upon as a promise or representation by any of United Utilities, United Utilities Water or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status or any omissions in such information.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times in this document are references to local time in the United Kingdom unless otherwise stated. The dates given in this document are indicative only and may be subject to change. The dates are based on United Utilities' current expectations and will depend on, amongst other things, the dates upon which the Court sanctions the Scheme, the Scheme becomes effective and the Court confirms the United Utilities Group Reduction of Capital. In particular, certain Court dates are subject to confirmation by the Court. If the scheduled date of the Court hearing of the claim form to sanction the Scheme or of the Court hearing to confirm the United Utilities Group Reduction of Capital is changed, United Utilities will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

6 June 2008	Publishing and posting of this document to Shareholders
27 June 2008	Record date for United Utilities Final Dividend
11:00 a.m. 29 June 2008	Latest time for receipt of blue Form of Proxy for the Court Meeting[1]
11:15 a.m. 29 June 2008	Latest time for receipt of white Form of Proxy for the General Meeting[2]
6:00 p.m. 29 June 2008	Scheme Voting Record Time (in respect of the General Meeting and the Court Meeting)[3]
11:00 a.m. 1 July 2008	Court Meeting
11:15 a.m. 1 July 2008	General Meeting[4]
24 July 2008	Court hearing of the claim form to sanction the Scheme and confirm the capital reduction of United Utilities
11:00 a.m. 25 July 2008	United Utilities Annual General Meeting
25 July 2008	Last day for dealings in United Utilities Shares
25 July 2008	Scheme Record Date
6:00 p.m. 25 July 2008	Scheme Record Time
28 July 2008	Scheme Effective Date
8:00 a.m. 28 July 2008	Delisting of United Utilities Shares, Admission of United Utilities Group Ordinary Shares, crediting of United Utilities Group Ordinary Shares and B Shares to CREST accounts and dealings in United Utilities Group Ordinary Shares commence on the London Stock Exchange's main market for listed securities
28 July 2008	Sale of fractional entitlements to United Utilities Group Ordinary Shares

1 Blue Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman or the Registrars at the Court Meeting prior to the vote being taken.

2 To be valid, the white Form of Proxy for the General Meeting must be lodged at least 48 hours before the time appointed.

3 If either the Court Meeting or the General Meeting is adjourned, the Scheme Voting Record Time for the adjourned meeting will be 6:00 p.m. on the day which is two days before the date of the adjourned meeting.

4 To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

30 July 2008	Court hearing of the claim form to confirm the United Utilities Group Reduction of Capital
31 July 2008	United Utilities Group Reduction of Capital becomes effective
4:30 p.m. 8 August 2008	Latest time for receipt of TTE instructions regarding B Share elections through CREST
4:30 p.m. 8 August 2008	Latest time for receipt of Form of Election
8 August 2008	Record Date for B Share Dividend
8 August 2008	Payment of the United Utilities Final Dividend either by cheque or to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)
11 August 2008	B Share Dividend allocated and relevant B Shares converted into Deferred Shares pursuant to valid elections by those electing for the B Share Dividend
11 August 2008	Initial B Share Redemption and cancellation of relevant B Shares pursuant to valid elections by those electing for the Initial B Share Redemption (and those not returning a valid Form of Election or those not having made a valid TTE instruction by 4:30 p.m. on 8 August 2008)
11 August 2008	Despatch of certificates in respect of United Utilities Group Ordinary Shares
11 August 2008	Despatch of cheques or crediting of CREST accounts to Shareholders in respect of the sale of fractional entitlements to United Utilities Group Ordinary Shares
By 15 August 2008	Despatch of certificates in respect of relevant B Shares pursuant to valid elections by those electing for the Final B Share Redemption
By 19 August 2008	Despatch of cheques in relation to the B Share Dividend or payment of the B Share Dividend to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)
By 19 August 2008	Despatch of cheques or crediting of CREST accounts to Shareholders in respect of the Initial B Share Redemption
14 April 2009	Final B Share Redemption and cancellation of relevant B Shares pursuant to valid elections by those electing for the Final B Share Redemption
By 20 April 2009	Despatch of cheques or crediting of CREST accounts to Shareholders in respect of the Final B Share Redemption
By 20 April 2009	Despatch of cheques in relation to the B Share Continuing Dividend or payment of the B Share Continuing Dividend to Shareholders' mandated bank accounts through BACS Direct Credit (as applicable)

SUMMARY

This document explains the steps effected to implement the Return of Capital of approximately £1.5 billion to Shareholders. We have prepared this summary to help you understand what is involved in the Proposals. You should read the whole of this document and not rely solely on the summary below.

1. What changes are we proposing?

As part of the Proposals, United Utilities Group will be put in place as the new listed holding company of United Utilities. This will allow United Utilities to implement the Return of Capital of approximately £1.5 billion to Shareholders. Upon the Scheme becoming effective, United Utilities Group will own all the shares in the current listed company, United Utilities, and you will hold United Utilities Group Ordinary Shares and B Shares in United Utilities Group in place of your United Utilities Shares. All the United Utilities Group Ordinary Shares will be admitted to the Official List of the UKLA and admitted to trading on the London Stock Exchange's main market for listed securities. No application has been or is currently intended to be made for the B Shares to be admitted to the Official List or to trading on the London Stock Exchange.

Under the Scheme, you will receive:

17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares that you hold at the Scheme Record Time

and

one B Share for each United Utilities Share that you hold at the Scheme Record Time

Any fractional entitlements to United Utilities Group Ordinary Shares will be aggregated and sold and the net proceeds of the sale remitted to you *pro rata* to your entitlement.

The Scheme Record Time is expected to be 6:00 p.m. on 25 July 2008 (subject to the date on which the Court sanctions the Scheme).

You will not have to pay anything for the United Utilities Group Ordinary Shares and B Shares issued to you pursuant to the Scheme.

If the Proposals proceed as currently envisaged, it is expected that dealings in United Utilities Shares will continue until close of business on 25 July 2008 and that Admission of the United Utilities Group Ordinary Shares will become effective, and that dealings in the United Utilities Group Ordinary Shares will commence, at 8:00 a.m. on 28 July 2008.

The introduction of United Utilities Group as the holding company of United Utilities will be followed by a reduction of share capital in United Utilities Group by reducing the nominal value of each United Utilities Group Ordinary Share from 500 pence (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) to five pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme). This reduction will create distributable reserves to enable the Return of Capital to take place and for future dividends.

In addition, a merger reserve will be created upon the Scheme becoming effective which, in order to create further distributable reserves in United Utilities Group, will be capitalised into Class A Shares. Following such capitalisation, the Class A Shares will be allotted *pro rata* to holders of United Utilities Group Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) (please note that you will not receive a share certificate in respect of the Class A Shares) and are then to be cancelled on confirmation by the Court as part of the United Utilities Group Reduction of Capital. This will create further distributable reserves.

As an illustration, based on the Closing Price per United Utilities Share of 748.5 pence and the number of United Utilities Shares in issue, each case on 30 May 2008 (being the last practicable date prior to the posting

of this Circular), it is expected that the United Utilities Group Reduction of Capital would establish distributable reserves in United Utilities Group of approximately £5,067 million after the Return of Capital.

The actual amount of distributable reserves established will be determined by reference to the Closing Price of a United Utilities Share on or about the Scheme Record Date.

2. Why are we proposing these changes?

In December 2007, United Utilities successfully completed the disposal of United Utilities Electricity, enabling the Group to focus on its much larger water asset base. It was the Board's stated intention that, following the disposal, United Utilities would return the net equity proceeds of the sale to Shareholders. As announced on 29 November 2007, United Utilities is now proposing to return approximately £1.5 billion to Shareholders, equivalent to 170 pence per United Utilities Share. The Return of Capital will be comprised of approximately £1.050 billion of the net equity proceeds from the sale of United Utilities Electricity and a further £450 million from the Group's pre-existing resources. The Return of Capital will help create a more efficient capital structure for the Group.

Under the Companies Acts, a public company requires, amongst other things, "distributable reserves" in order to return cash to shareholders. The introduction of United Utilities Group as the holding company of United Utilities facilitates the Return of Capital and it also provides flexibility within United Utilities Group's capital structure by creating distributable reserves to enable United Utilities Group to pursue the Group's revised dividend policy (as further described in paragraph 6 of Part I of this document). The Board of United Utilities Group will be identical to the current Board of United Utilities and the management and business of the Group will not change as a result of the Proposals.

3. Will there be any change to the value of my shareholding?

You will, subject to adjustments for fractional entitlements, own the same proportion of the ordinary share capital of the Group before and after implementation of the Scheme. However, you will hold fewer United Utilities Group Ordinary Shares than you hold United Utilities Shares due to the issue of the B Shares in order to effect the Return of Capital. There is no reason to believe (subject to normal market movements after the date of this document) that the market value of one United Utilities Group Ordinary Share immediately following Admission would not be approximately equal to the market value of one United Utilities Share immediately beforehand.

The United Utilities Group Reduction of Capital is being effected in order to establish sufficient distributable reserves to undertake the Return of Capital and is not expected to affect the value of your United Utilities Group Ordinary Shares after taking into account the cash returned to you.

4. What if I am an employee and participate in the United Utilities Employee Share Plans?

Holders of options and awards granted under the United Utilities Employee Share Plans will be written to separately. A summary of the impact of the Proposals on outstanding options and awards under those arrangements is set out in paragraph 9 of Part I of this document.

United Utilities Group will adopt the United Utilities Group Employee Share Plans on the Scheme becoming effective. The principal terms of the United Utilities Group Employee Share Plans are described in paragraph 3 of Part VI of this document.

5. What if I own United Utilities ADRs or I am an Overseas Shareholder?

Holders of United Utilities ADRs and Overseas Shareholders should read the additional information set out in paragraphs 10 and 11 of Part II respectively. For regulatory reasons, Restricted Overseas Shareholders and holders of United Utilities ADRs are not in the same position as other Shareholders in relation to the B Share Alternatives and United Utilities Group considers it unduly onerous to make the B Share Alternatives available to Restricted Overseas Shareholders and holders of United Utilities ADRs.

US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive the B Share Dividend. Any purported election by a US Shareholder for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares. In the case of NZ Shareholders, the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

6. Why are you implementing the Proposals by way of the Scheme?

The Scheme is a formal procedure under the Companies Acts and this procedure is commonly used to carry out corporate reorganisations involving the introduction of a new holding company. The Scheme requires the approval of Shareholders and sanction by the Court. If the relevant approvals are obtained, all Shareholders will be bound by the Scheme regardless of whether or how they voted.

7. Why am I being sent this document?

The Proposals require the Shareholders to vote on certain matters. This document contains information to inform your voting decision.

The Prospectus relating to United Utilities Group and the United Utilities Group Ordinary Shares is expected to be published on or around the date of this document. The Prospectus will not be sent to you when published, but it will be possible to obtain a copy of the Prospectus from the United Utilities website (www.unitedutilities.com) or, on request, free of charge from United Utilities' Registrars by telephone on 0871 384 2898 (or from outside the UK +44 121 415 0269). A copy of the Prospectus will also be available for inspection (i) at the Document Viewing Facility of the Financial Services Authority, 25 North Colonnade, London E14 5HS, (ii) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and (iii) at the registered office of United Utilities and of United Utilities Group (being Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP) up until Admission during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

8. Why are there two shareholder meetings?

There are two shareholder meetings: the Court Meeting and the General Meeting, which are being called for different purposes. The Court Meeting is to seek the approval of Shareholders for the Scheme. The General Meeting will be held immediately after the Court Meeting and will enable Shareholders to vote on various matters required to implement the Scheme, as described in the section entitled "Meetings and consents for the implementation of the Proposals" in paragraph 12 of Part II of this document. Both meetings will be held on 1 July 2008.

9. Do I need to vote?

It is important that as many Shareholders as possible cast their votes either in person or by proxy. This applies to both the Court Meeting and the General Meeting.

In order for the Return of Capital to take place, the Scheme needs to be approved by a majority in number, representing not less than 75 per cent. in value, of those Shareholders present and voting, either in person or by proxy, at the Court Meeting and the special resolution to approve certain matters to give effect to the Scheme needs to be duly passed at the General Meeting by a majority of not less than 75 per cent. of the votes cast.

YOUR VOTES COUNT. It is important that the maximum number of possible votes are cast at the Court Meeting so as to demonstrate that there is a fair representation of shareholder opinion. You are encouraged to vote at both the Court Meeting and the General Meeting.

If you do not wish, or are unable, to attend the Court Meeting and/or the General Meeting you may appoint a proxy to act on your behalf and vote. Your proxy can be the Chairman of United Utilities. At both the Court Meeting and the General Meeting voting will be by way of a poll. You may appoint your proxy by

completing the Forms of Proxy and returning them in accordance with the instructions set out in the section entitled "Action to be taken" in paragraph 16 of Part II of this document and on the relevant Form of Proxy.

You will have been sent a blue Form of Proxy for the Court Meeting and a white Form of Proxy for the General Meeting. Whether or not you propose to attend the Court Meeting and/or the General Meeting in person, you are strongly encouraged to complete, sign and return your Forms of Proxy as soon as possible and in any event no later than 48 hours before the time appointed for the relevant meeting (although the blue Form of Proxy for use at the Court Meeting may be handed to the Company's Registrars or the Chairman immediately prior to the Court Meeting).

If you would like to submit your proxy vote electronically you can do so by visiting www.sharevote.co.uk. You will need to enter your voting reference numbers, the three numbers quoted on your Forms of Proxy and follow the online instructions. The deadline for receipt of electronic proxies is 48 hours before the time appointed for the relevant meeting.

If you hold your United Utilities Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 7RA01) by no later than 48 hours before the time appointed for the relevant meeting.

The return of completed Forms of Proxy, transmitting CREST Proxy Instructions or submitting your proxy vote electronically will not prevent you from attending either of the meetings and voting in person if you so wish and are so entitled.

10. What will I end up with after the Scheme comes into effect?

When the Scheme becomes effective, you will receive:

(A) 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares you hold at the Scheme Record Time; and

(B) one B Share for each United Utilities Share you hold at the Scheme Record Time.

Any fractional entitlements to United Utilities Group Ordinary Shares will be aggregated and sold and the net proceeds of the sale remitted to you *pro rata* to your entitlement (see question 11 below).

The Scheme Record Time is expected to be 6:00 p.m. on 25 July 2008 (subject to the date on which the Court sanctions the Scheme).

You will only receive 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares that you hold at the Scheme Record Time as the intention is that, subject to normal market movements, the share price of one United Utilities Group Ordinary Share immediately after Admission should be approximately equal to the share price of one United Utilities Share immediately beforehand. The effect of this will be to reduce the number of United Utilities Group Ordinary Shares issued under the Scheme from the number of United Utilities Shares to reflect the Return of Capital.

The ratio used for the share conversion has been set by reference to the Closing Price of 748.5 pence per United Utilities Share and the number of United Utilities Shares in issue, in each case on 30 May 2008, being the last practicable date before the posting of this Circular. Depending upon the price of a United Utilities Share shortly before the date on which the Court is asked to sanction the Scheme, this ratio may no longer achieve the intention referred to above. If the Directors believe that this is materially the case and the Directors believe this to be in the best interests of United Utilities Group and Shareholders as a whole, steps may be taken to effect either an alteration to the share exchange ratio and/or a consolidation or sub-division of the United Utilities Group Ordinary Shares by resolution of the existing members of United Utilities Group, which will have substantially the same effect as if the ratio were adjusted. If these steps are taken, notice will be given by issuing an announcement through a Regulatory Information Service.

The United Utilities Group Ordinary Shares will rank equally and in full for all dividends or distributions made, paid or declared after the Scheme Effective Date.

11. What happens if the number of United Utilities Shares I own is not exactly divisible by 22?

A fractional entitlement to United Utilities Group Ordinary Shares will arise unless a Shareholder has a holding of United Utilities Shares that is exactly divisible by 22. For example:

Holding of United Utilities Shares	*Entitlement to United Utilities Group Ordinary Shares*	*Fractional entitlement (United Utilities Group Ordinary Shares)*
10	7	0.73
100	77	0.27
500	386	0.36
999	771	0.95
10,000	7,727	0.27

The fractional entitlements to United Utilities Group Ordinary Shares will be aggregated and sold in the market on behalf of the relevant Shareholders and the net proceeds of the sale will be distributed to those Shareholders *pro rata* to their fractional entitlement. It is expected that cheques in respect of the proceeds of sale of such fractional entitlements will be despatched together with the share certificates for United Utilities Group Ordinary Shares or CREST accounts credited with the proceeds, as appropriate, by 11 August 2008.

12. What do I do with my B Shares?

Unless you are a Restricted Overseas Shareholder, you have a choice regarding what you do with your B Shares. You may choose between the Initial B Share Redemption, the B Share Dividend and the Final B Share Redemption, as discussed below. You may make any one of these choices in respect of each B Share and may therefore make a combination of choices in respect of your entire holding of B Shares. Further information in relation to the rights attaching to the B Shares is contained in paragraph 1 of Part IV of this document. A general guide relating to certain UK tax consequences of receiving United Utilities Group Ordinary Shares and B Shares under the Scheme is contained in Part V of this document.

Alternative 1: Initial B Share Redemption

Each B Share that you elect to be subject to this alternative will be redeemed by United Utilities Group on the Initial B Share Redemption Date (expected to be 11 August 2008) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the proceeds will be sent to you, or that your CREST account will be credited with the proceeds, by 19 August 2008.

Alternative 2: B Share Dividend

For each B Share that you elect to be subject to this alternative, you will receive a single dividend of 170 pence, following which each such B Share will be reclassified as one Deferred Share. It is expected that payment of your B Share Dividend will be made to your bank account in accordance with your existing dividend payment instructions or, if no such instructions are held, a cheque will be sent to you by 19 August 2008.

Your Deferred Shares will not be listed, will have extremely limited rights and negligible value and will be redeemed in whole or in part at a future date or dates at the discretion of United Utilities Group in each case for an aggregate consideration of one pence. You will not receive share certificates in respect of the Deferred Shares and these will not be credited to your CREST account.

Alternative 3: Final B Share Redemption

Each B Share that you elect to be subject to this alternative, will be redeemed by United Utilities Group on the Final B Share Redemption Date (expected to be 14 April 2009) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the proceeds will be sent to you, or that your CREST account will be credited with the proceeds, by 20 April 2009.

Whilst you retain B Shares, you will be entitled to the B Share Continuing Dividend. The B Share Continuing Dividend will only be payable to the extent that United Utilities Group has sufficient distributable reserves and it is therefore not guaranteed.

How to notify United Utilities Group of your chosen B Share Alternative(s)

If you hold a share certificate for your United Utilities Shares:

You should indicate your preferred choice with respect to your B Shares by completing and signing the enclosed Form of Election and returning it to the Registrars in the reply paid envelope to reach them by no later than 4:30 p.m. on 8 August 2008. If you have not received a Form of Election, please ring the helpline on telephone number 0871 384 2898 or, if calling from outside the UK, on +44 121 415 0269. Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary.

When completing your Form of Election:

To choose the Initial B Share Redemption (Alternative 1):

- for all of your B Shares, you do not need to complete your Form of Election (or you may mark an X in Box 1 and sign your Form of Election);
- for some of your B Shares only, enter the number of shares you elect for Alternative 1 in Box 1, complete Box 2 and/or Box 3 (as you choose) and sign your Form of Election; or
- for none of your B Shares, leave Box 1 blank.

To choose the B Share Dividend (Alternative 2):

- for all of your B Shares, mark an X in Box 2 and sign your Form of Election;
- for some of your B Shares only enter the number of shares you elect for Alternative 2 in Box 2, complete Box 1 and/or Box 3 (as you choose) and sign your Form of Election; or
- for none of your B Shares, leave Box 2 blank.

To choose the Final B Share Redemption (Alternative 3):

- for all of your B Shares, mark an X in Box 3 and sign your Form of Election;
- for some of your B Shares only enter the number of shares you elect for Alternative 3 in Box 3, complete Box 1 and/or Box 2 (as you choose) and sign your Form of Election; or
- for none of your B Shares, leave Box 3 blank.

The following is the default position where Forms of Election are incorrectly completed:

- If you enter a number or numbers in Boxes 1 to 3, which in total exceed your holding of B Shares at 6:00 p.m. on 8 August 2008, or if you mark an X in more than one Box, or if you mark an X in one or more Boxes and enter a number or numbers in any other Box or Boxes, your election will be disregarded to that extent in the following order:
  - first, your election (if any) in respect of Alternative 3: the Final B Share Redemption;
  - second, your election (if any) in respect of Alternative 2: the B Share Dividend; and
  - third, your election (if any) in respect of Alternative 1: the Initial B Share Redemption.
- If you enter a number in Boxes 1 to 3, which in total is less than your holding of B Shares at 6:00 p.m. on 8 August 2008, the balance of your holding will receive Alternative 1: the Initial B Share Redemption.
- If you have entered an X in one of boxes 1 to 3 but also enter an amount of B Shares in the same Box, you will be deemed to have made an election in respect of all of your B Shares.

In any case, you must return your signed and completed Form of Election so as to be received by the Registrars by no later than 4:30 p.m. on 8 August 2008 either by post in the pre-paid envelope provided or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA.

If you do not properly complete and return your Form of Election so as to be received by 4:30 p.m. on 8 August 2008, then, unless the Board otherwise determines, you will be deemed to have chosen the Initial B Share Redemption (Alternative 1) for all of your B Shares which means your entire holding of B Shares will be redeemed on the Initial B Share Redemption Date (expected to be 11 August 2008) at 170 pence for each B Share held by you.

US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive the B Share Dividend (Alternative 2). Any purported election by a US Shareholder for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares. In the case of NZ Shareholders, the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

Holders of ADRs and Overseas Shareholders should also refer to paragraphs 10 and 11 respectively of Part II of this document.

If you hold your United Utilities Shares in CREST:

You will not be sent a Form of Election. You are able to make an election with respect to your B Shares by way of a TTE instruction through the CREST system after your CREST account has been credited with B Shares on 28 July 2008. The latest time for receipt of TTE instructions from CREST Shareholders is 4:30 p.m. on 8 August 2008.

If you do not send a valid TTE instruction for settlement by 4:30 p.m. on 8 August 2008, you will be treated as having chosen the Initial B Share Redemption (Alternative 1) in respect of all of your B Shares.

To choose the Initial B Share Redemption (Alternative 1):

If you wish to elect for the Initial B Share Redemption (Alternative 1) in respect of some or all of your B Shares you should use the following procedure after your CREST account has been credited on 28 July 2008. The prescribed form of election is a TTE instruction. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your B Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear in relation to your B Shares.

The TTE instruction must be properly authenticated in accordance with Euroclear's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of B Shares to which the election relates;

(ii) the participant ID of the holder of the B Shares;

(iii) the member account ID of the holder of the B Shares from which B Shares are to be debited;

(iv) the participant ID of the Registrars. This is 2RA62;

(v) the member account ID of the Registrars. This is UUBSHS01;

(vi) the temporary ISIN of the B Shares until the B Share Dividend is allocated and the Initial B Share Redemption is made, expected to be on 11 August 2008, which is GB00B39J5363;

(vii) the Intended Settlement Date. This must be by 4:30 p.m. on 8 August 2008;

(viii) the corporate action number. This is allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST; and

(ix) input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4:30 p.m. on 8 August 2008.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may settle is 4:30 p.m. on 8 August 2008.

To choose the B Share Dividend (Alternative 2):

If you wish to elect for the B Share Dividend (Alternative 2) in respect of some or all of your B Shares you should use the following procedure after your CREST account has been credited on 28 July 2008. The prescribed form of election is a TTE instruction. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your B Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear in relation to your B Shares.

The TTE instruction must be properly authenticated in accordance with Euroclear's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of B Shares to which the election relates;

(ii) the participant ID of the holder of the B Shares;

(iii) the member account ID of the holder of the B Shares from which B Shares are to be debited;

(iv) the participant ID of the Registrars. This is 2RA62;

(v) the member account ID of the Registrars. This is UUBSHS02;

(vi) the temporary ISIN of the B Shares until the B Share Dividend is allocated and the Initial B Share Redemption is made, expected to be on 11 August 2008 which is GB00B39J5363;

(vii) the Intended Settlement Date. This must be by 4:30 p.m. on 8 August 2008;

(viii) the corporate action number. This is allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST; and

(ix) input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4:30 p.m. on 8 August 2008.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may settle is 4:30 p.m. on 8 August 2008.

To choose the Final B Share Redemption (Alternative 3):

If you wish to elect for the Final B Share Redemption (Alternative 3) in respect of some or all of your B Shares you should use the following procedure after your CREST account has been credited on 28 July 2008. The prescribed form of election is a TTE instruction. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your B Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear in relation to your B Shares.

The TTE instruction must be properly authenticated in accordance with Euroclear's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of B Shares to which the election relates;

(ii) the participant ID of the holder of the B Shares;

(iii) the member account ID of the holder of the B Shares from which B Shares are to be debited;

(iv) the participant ID of the Registrars. This is 2RA62;

(v) the member account ID of the Registrars. This is UUBSHS03;

(vi) the temporary ISIN of the B Shares until the B Share Dividend is allocated and the Initial B Share Redemption is made, expected to be on 11 August 2008, which is GB00B39J5363;

(vii) the Intended Settlement Date. This must be by 4:30 p.m. on 8 August 2008;

(viii) the corporate action number. This is allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST; and

(ix) input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the TTE instruction must comply with the requirements as to authentication and contents above and must settle by 4:30 p.m. on 8 August 2008.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may settle is 4:30 p.m. on 8 August 2008.

Forms of Election and TTE instructions (in the case of CREST Shareholders) remain revocable and can be varied (by written notice to the Registrars in accordance with the Form of Election or TTE instruction as applicable) up until 2:00 p.m. on 8 August 2008. If you validly revoke your Form of Election (or TTE instruction in the case of CREST Shareholders) and fail to advise the Registrars of your revised choice you will, unless the Board of United Utilities Group otherwise determines, be deemed to have elected for the Initial B Share Redemption (Alternative 1) in respect of all of your B Shares.

Restricted Overseas Shareholders and holders of United Utilities ADRs will not receive a Form of Election. For regulatory reasons, Restricted Overseas Shareholders and holders of United Utilities ADRs are not in the same position as other Shareholders in relation to the B Share Alternatives and United Utilities Group considers it unduly onerous to make the B Share Alternatives available to Restricted Overseas Shareholders and holders of United Utilities ADRs.

Holders of United Utilities ADRs and Overseas Shareholders should also refer to paragraphs 10 and 11 respectively of Part II of this document.

13. Will I receive dividends on my United Utilities Group Ordinary Shares?

United Utilities Group will follow United Utilities' revised dividend policy (further details of which are set out in paragraph 6 of Part I of this document).

14. If I hold share certificates, what do I do with them?

If you hold share certificates for United Utilities Shares, they will cease to be valid on the Scheme Effective Date. When the relevant share certificates for United Utilities Group Ordinary Shares are sent to you, your original share certificates for United Utilities Shares should be destroyed. No share certificates will be issued in respect of the Class A Shares, the B Shares converted into Deferred Shares pursuant to Alternative 2 (B Share Dividend) or redeemed and cancelled pursuant to Alternative 1 (Initial B Share Redemption) or the Deferred Shares. You will receive a B Share certificate only in respect of those B Shares for which you have validly elected for Alternative 3 (Final B Share Redemption).

15. Will I have to pay any tax as a result of the Proposals?

A summary of the UK tax treatment of the Proposals is set out in Part V. If you are in any doubt about your tax position, you should consult a professional adviser.

16. How is United Utilities Group reducing its capital?

The share capital of United Utilities Group will be reduced by reducing the nominal value of each United Utilities Group Ordinary Share from 500 pence (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) to five pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme).

In addition, a merger reserve will be created upon the Scheme becoming effective and shortly thereafter, in order to create further distributable reserves in United Utilities Group, the share capital of United Utilities Group will be altered by capitalising the merger reserve and allotting Class A Shares *pro rata* to holders of United Utilities Group Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) (please note that you will not receive a share certificate in respect of the Class A Shares) which are then to be cancelled, on confirmation by the Court, as part of the United Utilities Group Reduction of Capital.

17. Do I need to take any further action?

It is important that you vote at the Court Meeting and the General Meeting. You are strongly encouraged to complete, sign and return your Forms of Proxy, submit your proxy vote electronically or (if you are a CREST Shareholder) transmit a CREST Proxy Instruction. Furthermore, if you hold United Utilities Shares in certificated form, please complete and return your Form of Election or, if you are a CREST Shareholder, make a TTE instruction as soon as possible. See paragraphs 9 and 12 above for further details.

Your present dividend instructions will continue for United Utilities Group. Payment of the B Share Dividend and the B Share Continuing Dividend to you will be made in accordance with your present dividend instructions. Payment of the Initial B Share Redemption and/or the Final B Share Redemption will be made to you by cheque or, for CREST Shareholders, credited to your CREST account. If you hold your United Utilities Shares in certificated form, then upon receipt of your share certificates for United Utilities Group Ordinary Shares, your share certificates for United Utilities Shares should be destroyed. See paragraph 14 above for further details.

18. What if I still have questions?

If you have read this document and still have questions, please call Equiniti Limited, United Utilities' Registrars, on telephone number 0871 384 2898 (or +44 121 415 0269 if calling from outside the United Kingdom) between 9:00 a.m. to 5:30 p.m. Monday to Friday (excluding public holidays). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary.

NOTE: For legal reasons, Equiniti Limited will only be able to provide practical information about how to complete the enclosed Forms of Proxy and Form of Election and other information contained in this document and will be unable to give advice on the merits of the Proposals described in this document or to provide legal, financial or taxation advice. For legal, financial or taxation advice, you will need to consult an independent adviser.

RISK FACTORS

A number of risks could materially affect the Group or the implementation of the Proposals. Shareholders should carefully consider all the information set out in this document, in particular those risks set out below. If any of the following risks actually materialise, The Group's business, financial condition, prospects and United Utilities' or subsequently United Utilities Group's share price could be materially and adversely affected to the detriment of shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors currently consider immaterial, may also have an adverse effect on the business, financial condition and results of the Group.

1. Risks relating to the Group and its business

1.1 *Revenue of the Group's regulated business is substantially influenced by the decisions of Ofwat which could adversely affect profitability*

The revenue, profitability and cashflow of the Group's water and wastewater business (the regulated business) is substantially influenced by the service levels, regulatory targets and price limits established every five years by Ofwat, and Ofwat's assessment of delivery against those factors. A description of the process under which Ofwat determines price limits is found in section 4 of Part IX of the Prospectus. The most recent price determination was the 2004 Final Determination which set price limits for the five years from 1 April 2005. The next price review will take place in 2009 and will take effect from 1 April 2010.

An adverse price determination, which would adversely affect revenue, profitability and cashflow, may occur as a result of a number of factors, including an inadequate allowed cost of capital or regulatory assumptions concerning operating expenses and required capital expenditure as well as turnover forecasts proving not to be sufficiently accurate. In addition, unforeseen financial obligations or costs may arise (for example, as a result of ensuring regulatory compliance or changes to legislation or regulatory requirements) after a price review which were not taken into account by Ofwat in setting price limits, and are consequently not compensated for, which could have a material adverse effect on financial performance.

Scope to re-open price limits within a particular five-year price review period is limited (as described in section 4 of Part IX of the Prospectus) and the Group may not be able to recover any costs using these mechanisms. In addition, these mechanisms are two-way processes and it is possible that Ofwat could seek to use these mechanisms to reduce price limits for the Group, which could have a material adverse effect on financial performance.

Price limits for United Utilities' regulated business for the current period were determined by Ofwat in December 2004. In some areas, Ofwat disallowed, or excluded for later consideration, a number of schemes and operational expenditure, or has cut back on the scale and pace of the progress, for which the Group had planned in its strategic business plan. Such actions could have an adverse effect on the Group's ability to deliver its strategic business plan and could materially adversely affect its profitability. In addition, Ofwat excluded certain increases in the Group's operating costs, which will require the Group to achieve additional operating efficiencies. These savings may not be achievable and/or sustainable and additional costs may therefore need to be incurred in order for the Group to comply with relevant requirements, which could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.2 *Failure to deliver the capital investment programmes could adversely affect profitability*

The Group's regulated business requires significant capital expenditure for additions to, or replacement of assets, plant and equipment for its water and wastewater treatment facilities and networks. The price limits set by Ofwat take into account the level of capital expenditure that Ofwat expects to be incurred during the relevant five-year price review period and the associated funding costs.

Historically, the Group has financed the expenditure from cashflows from operations and from debt financing. There can be no assurance that cashflows from operations will not decline, or that in the longer term, additional debt financing or other sources of capital will be available to meet these requirements.

If the Group is unable to deliver the capital programme at expected expenditure levels, is unable to secure the expected capital efficiencies associated with the capital programme or if the programme falls behind schedule for other reasons, or adverse legacy effects of earlier capital investment emerge or amounts budgeted in prior capital programmes prove insufficient to meet the actual capital expenditure required, the Group's profitability may suffer. In addition, the Group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines imposed by Ofwat of an amount of up to ten per cent. of United Utilities' relevant regulated turnover (as described in section 5 of Part IX of the Prospectus) or other sanctions.

At the beginning of the 2000-2005 regulatory contract, there had been around 3,000 intermittent discharges recorded in the North West region from wastewater overflows of which a number were determined by the Environment Agency as unsatisfactory (UIDs). There have been ongoing discussions between United Utilities, Ofwat and the Environment Agency regarding the need, scope and cost of the required solutions for a number of these UIDs. The majority of these UID projects were not part of the 2005-2010 regulatory contract and will require additional investment.

In October 2007, the Group submitted a funding submission, or Change Protocol, to Ofwat relating to discharges into inland waters. This submission followed a planning inquiry which dealt with a small number of such UIDs but which was intended to establish precedent for a larger number of similar discharges that were under discussion. A further planning inquiry dealing with discharges to coastal bathing waters was heard in December 2007. United Utilities will be making further Change Protocol submissions to Ofwat dealing with those UIDs affected by that planning inquiry as well as other UIDs.

Taken together, the Group currently estimates that additional funding for capital investment of approximately £700 million is likely to be required to complete the work on these UID programmes. A large proportion of this expenditure is now likely to fall into the 2010-15 regulatory period and so the funding of this investment will be considered as part of the forthcoming price review. This investment programme, if fully endorsed by DEFRA and Ofwat, should be funded through price limits and deliver additional growth in United Utilities Water's regulatory capital values as well as benefits for customers and the environment. The Group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

1.3 ***Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability***

Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings, a business change programme has been introduced. If the operating cost savings were not achieved, then the Group's profitability would suffer. Similarly, if operational performance were to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the Group's profitability would suffer.

1.4 ***Environmental laws and their compliance requirements could increase the Group's costs and adversely affect profitability***

There are various environmental laws with which the Group must comply. These laws establish, amongst other things, standards for water abstraction, drinking water quality, the discharge of sewage and other polluting discharges into the environment, and procedures governing operational development. The Group is required to obtain various environmental consents from regulators – for example, abstraction licences to abstract surface water and groundwater for water supply, discharge consents to discharge sewage from sewage treatment works into surface waters and environmental permits for pollution and for the treatment, keeping and disposal of waste.

The Group endeavours to comply with all legal requirements. However, historically, the Group has not been in full compliance, and it cannot guarantee that in the future it will be in full compliance at all times, with all applicable environmental laws and the terms and conditions in its environmental consents. Should the Group fail to comply it could face fines imposed by the courts or otherwise face sanction by the relevant regulator.

In particular, the Group is required to comply with laws and regulations intended to control the release of, or exposure to, contaminants that are potentially harmful to health, safety or the environment. Land that is designated as contaminated land may need to be remediated, with the liability for such remediation falling first on any person who caused the contamination (or who knew of its presence and failed to prevent it), or, if such a person cannot be found, on the current owner or occupier of the land. The Group owns a significant number of sites and operates upon or within land owned, tenanted or otherwise used by third parties. None of the land owned or occupied by the Group is currently designated as contaminated but it owns or occupies, or is required to work within, sites that have potentially been adversely affected by virtue of prior use. A site owned or occupied by the Group may therefore in future be designated as contaminated land or the Group may be required to work within a site that is already, or becomes designated as contaminated land. Whilst the Group has implemented risk controls intended to ensure regulatory and legal compliance it cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the Group fail to comply, it could face sanctions imposed by the regulator or the courts or claims by third parties. It is possible that if land owned or occupied by the Group is designated as contaminated land, the Group may be liable for the cost of remediation.

In addition to regulatory compliance proceedings, the Group could become involved in a range of third party legal proceedings relating to land use, environmental protection and water quality. Examples are: planning permission applications and appeals against refusal of planning permissions in relation to, for example, sewage treatment or water treatment works; challenges by third parties to decisions relating to the Group that have been made by regulators; and civil actions by third parties for the alleged infringement of their common law rights, such as nuisance claims relating to odour or other matters. Refusal of planning permission and successful third party claims could materially affect the way that the Group operates, prejudice its reputation and result in the imposition of substantial fines, damages and other costs, each of which could increase the Group's costs, or adversely affect its profitability and financial position.

Other regulatory changes are likely to include the transfer to the Group of private sewers and lateral drains and the risk of non-renewal of water abstraction licences.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management seeks to take into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation could be amended, which could increase the Group's costs, or adversely affect its profitability and financial position.

Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits or, in the case of contaminated land compliance, via litigation, there can be no assurance of this. Therefore, the Group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental laws will not adversely affect its profitability or financial position.

1.5 ***A failure to comply with applicable law or regulations, or to take corrective action following such a failure could have a material effect on the Group's business, results of operations, profitability or financial condition***

The businesses of the Group are subject to various laws and regulations in the UK, some of which are described in Part IX of the Prospectus. Regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing their

operations and in some cases those companies may become aware of information or circumstances that need to be drawn to the attention of Ofwat or another governmental or regulatory authority. The Group faces the risk that Ofwat or another governmental or regulatory authority could find that it has failed to comply with applicable law or regulations or has not successfully undertaken corrective action. In this case, regulatory action could be taken which could result in adverse publicity for, or negative perceptions regarding the Group, as well as diverting management's attention from day-to-day management of the Group's business. As described in Part IX of the Prospectus, such regulatory action may include the imposition of an enforcement order requiring the Group to incur additional capital or operating expenditure to remedy such non-compliance and/or the imposition of a financial penalty (of up to ten per cent. of relevant regulated turnover) on the Group for any contravention of its appointments respectively as a water and sewerage licensee under the Water Industry Act and, in the most extreme cases, may lead to revocation of a licence or the appointment of a special administrator. There may also be additional or unforeseen costs required in order to bring the Group into compliance. Regulatory action against any member of the Group could therefore have a material adverse effect on the Group's business, results of operations, profitability or financial condition. Breach of applicable laws or regulations could also lead to claims by customers or other third parties which could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.6 ***Events, service interruptions, water shortages or contamination of water supplies could adversely affect profitability***

In addition to its capital investment programmes, the Group controls utility networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. In some cases these assets and networks, and their supporting plant and equipment, contain resources with high levels of energy or harmful properties. In exceptional circumstances the failure of an asset, or an element of a network or supporting plant or equipment could result in catastrophic damage, including significant loss of life, and/or environmental damage and/or economic and social disruption. In less exceptional circumstances the failure of a key asset could still cause a significant interruption to the continuity and/or quality of services resulting in additional costs which could adversely affect profitability. Although the Group has continued to refine its risk management and business continuity procedures, it is only possible to be reasonably, but not absolutely, certain that such measures will be effective in preventing or, when necessary, managing large-scale incidents to the satisfaction of the lead government department responsible, relevant regulators, customers and the wider stakeholder community. Consequently, it is possible that a catastrophic and/or prolonged incident may result in an adverse effect on the Group's profitability or financial position.

The Group is under a duty to supply water that is wholesome at the time of supply. Under the Water Industry Act 1991, the Drinking Water Inspectorate is required to take enforcement action against the Group for any breach of quality standards, or of monitoring, treatment, record-keeping and/or information requirements of the Water Quality Regulations. In addition, the Group may be prosecuted and fined for supplying water that is unfit for human consumption.

Water supplies may be subject to interruption or contamination, including contamination from the presence of naturally occurring compounds and pollution from man-made sources or third parties' actions. The Group could be fined for breaches of statutory requirements or regulations or held liable for human exposure to hazardous substances in its water supplies or other environmental damage, which could have an adverse effect on the Group's profitability or financial position.

In the event that water supply is contaminated or interrupted and the Group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source, it is required to provide an alternative water supply of equivalent quality in a timely manner and in sufficient quantities. An inability to do so may adversely affect the Group's profitability or financial position.

Water shortages may be caused by periods of below average rainfall, long-term increases in demand, short-term exceptional demand or operational problems involving water abstraction, transmission, treatment, storage or distribution (including leakage). Environmental factors such as climate change

may exacerbate seasonal fluctuations in supply availability. A combination of any or all of these factors may require restrictions on the use or supply of water (including hosepipe bans and drought orders). If there are water shortages the Group may incur additional costs in order to provide emergency reinforcement to supplies in areas of shortage, which may have an adverse effect on the Group's profitability or financial position.

Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. The Group maintains insurance policies in relation to loss events and legal liabilities likely to be associated with these risks, although there can be no assurance that coverage extends to the entirety of any loss or that coverage will continue to be available in the future.

1.7 *Non-recovery of customer debt could adversely affect profitability*

United Utilities Water manages the billing, cash collection and debt management activities for approximately 3.2 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings.

Non-recovery of debt is therefore a risk to the Group and may cause the Group's profitability to suffer. However, allowance is made by Ofwat in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the Group can also request a re-setting of its price limits through an IDoK (as explained in section 4 of Part IX of the Prospectus) during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful.

Although new and existing strategies continue to be implemented to reduce cash collection risks, there can be no assurance that the Group will not suffer losses from the Group's inability to recover its debts fully.

1.8 *The revenue, profitability and cashflow of the Group's non-regulated activities may be substantially influenced by the decisions of regulators or failure to deliver operational performance or cost savings*

The Group's non-regulated business provides for the operation and management of assets in a number of regulated sectors. These services include the maintenance and operation of electricity, gas and water networks, the design and construction of new assets, the design and construction of new connections to the relevant network and the provision of ancillary services. Adverse price determinations by the regulators of the businesses that the Group provides services to or the failure by the Group to meet operating performance targets or achieve specified operating efficiencies could have a material adverse effect on the turnover, profitability or cashflow of the Group's non-regulated business.

1.9 *Rapid growth in the infrastructure management sector exposes the Group to execution risk; conversely, slow growth could adversely affect profitability*

The non-regulated business of the Group (previously conducted through United Utilities Contract Solutions) is expanding into new markets domestically and internationally. The delivery of contracts, both existing and future, will be achieved by exploiting the Group's core infrastructure management skills. Overstretching these skills could lead to a loss of customers or an inability to meet contractual commitments, or to penalties, which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

1.10 *Pension scheme obligations may require the Group to make additional contributions to the schemes, which could reduce profitability*

The Group participates in a number of pension schemes principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of Group finances.

For the Group's main pension schemes, a combined one-off lump sum contribution of £319.5 million was made on 31 March 2005 and, the Group entered into a five year contribution holiday for those schemes. However, following a number of changes to its business and pension schemes, it was agreed that employer contributions would recommence from 1 April 2008. Following the sale of United Utilities Electricity in December 2007, the Group is no longer responsible for the funding of pension liabilities relating to the electricity business.

For the Group's main pension schemes there was a combined deficit of £94.3 million (before deferred tax) as at 31 March 2008, compared with a surplus of £62.2 million (before deferred tax) as at 31 March 2007, calculated under IAS 19. This funding position may vary from time to time, in particular if short-term investment performance does not match changes to the value of the liabilities. Further increases in the deficit may impact the profitability of the Group, although some of the additional deficit may be recoverable through the price limits set by Ofwat.

The Group continues to monitor the funding of its schemes and is in the process of reviewing its strategy in relation to pension risks.

1.11 *Operating risk*

Managing the Group's businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from: fraud; employee errors; supply chain disruption; failure to document transactions properly or to obtain proper internal authorisation; failure to comply with regulatory requirements and business principles; resource shortages; failure or under-performance of business processes, assets or equipment; natural disasters; the failure of internal or external systems; or the actions or inactions of third parties.

Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to employee training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

1.12 ***Material litigation could have a material adverse effect on the Group's business, results of operations, profitability or financial condition***

The Group faces the risk of litigation in connection with its business. In general, liability for litigation is difficult to assess or quantify; recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time.

NOSS Consortium ("NOSS"), of which North West Water International Limited ("NWWIL"), a wholly-owned subsidiary of United Utilities, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ("BMA") to build a wastewater treatment plant and network in central Bangkok.

Following disagreements with the engineer (Dorsch Consult) and disputes with the BMA, NOSS served a notice under section 387 of the Thai Civil and Commercial Code on the BMA in November 1997 requiring the BMA to remedy its various breaches of contract. In March 1998 (following the continued failure of the BMA to remedy its breaches) NOSS terminated the contract with the BMA and served a notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million).

Each party has appointed arbitrators, but the arbitration process stalled in 2004 following the arbitrators' failure to agree on the appointment of a third arbitrator. In September 2007, the BMA called a hearing before the Thai Civil Court in an apparent attempt to restart the process. In the event and by agreement the parties appointed the third arbitrator in January 2008. No further steps have so far occurred in the arbitral process since then but it remains possible that the disputes between the parties may proceed to full arbitration in due course.

1.13 *Future changes to laws or regulations or the introduction of new laws or regulations could have a material adverse effect on the Group's business, results of operations, profitability or financial condition*

The Group cannot accurately predict the impact of future changes in law or regulation or the introduction of new legislation or regulation on its business. Additionally, from time to time, interpretation of existing laws and regulations may change. Future changes in law or regulation (including, for example, any changes introduced in order to increase competition in the water industry), the introduction of new laws or regulations and new judicial or regulatory interpretation of existing or future laws or regulations could affect the Group's operations and the condition of business. The costs associated with future changes to laws or regulations, new laws or regulations or new interpretation of laws or regulations may be wholly or partly recoverable through the mechanisms referred to in Part IX of the Prospectus or future price reviews, but, in the event that such recovery is not possible, such costs could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

1.14 *An inability to achieve timely recovery of corporate information systems, or the technology upon which such systems rely could have an adverse effect on the Group's business, profitability or financial condition*

Managing the Group's businesses is dependent upon the ability to access, utilise and communicate remotely via electronic software applications mounted upon corporate information technology hardware and communicating through internal and external networks. The ownership, maintenance and recovery of such applications, hardware and networks are not wholly under the Group's control. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to enhancing the resilience of such applications, hardware and networks, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling their resilience and recovery. In the event that such recovery is not possible, or is protracted, this could have a material adverse effect on the Group's business, results of operations, profitability or financial condition.

2. Risks relating to the Scheme

Completion of the Scheme is subject to the approval of Shareholders at the General Meeting and the Court Meeting, and the sanction of the Court in its discretion. If Shareholders do not approve the Proposals or the Court refuses to sanction the Scheme, the Scheme will not complete. If completion does not occur, then the Group will be unable to implement the Return of Capital.

3. Risks relating to the Return of Capital

3.1 *Confirmation of the United Utilities Group Reduction of Capital is within the discretion of the Court*

Pursuant to the Proposals, it is expected that the United Utilities Group Ordinary Shares and the B Shares will be issued on 28 July 2008 to Shareholders. It is expected that the United Utilities Group Ordinary Shares will be admitted to the Official List and admitted to trading on the London Stock Exchange's main market for listed securities on 28 July 2008. It is expected that the Court hearing to confirm the United Utilities Group Reduction of Capital will be held on 30 July 2008, although this date is subject to change dependent upon a number of factors, including when the Scheme becomes effective and the date on which the Court is available to hear the claim form for the United Utilities Group Reduction of Capital.

The confirmation of the United Utilities Group Reduction of Capital is within the discretion of the Court and the Court can refuse to confirm the United Utilities Group Reduction of Capital if it considers it to be to the detriment of creditors. If the Court refuses to confirm the United Utilities Group Reduction of Capital, United Utilities Group will not have sufficient distributable reserves to implement the Proposals and Shareholders will not receive the Return of Capital.

3.2 *The Return of Capital materially reduces liquidity of United Utilities Group*

The Return of Capital will result in a material reduction in the amount of liquidity, comprising cash and undrawn committed bank facilities, available to the Group. This means that the Group will need to raise new debt capital in the longer term earlier than it might otherwise need to absent the Return of Capital.

Nothing in this risk factor is intended to constitute qualifications of the working capital statement of United Utilities Group set out in paragraph 5 of Part VI of this Circular.

4. Risks relating to the United Utilities Group Ordinary Shares and the B Shares

4.1 *The price of United Utilities Group Ordinary Shares may be volatile*

The Group's share price may be volatile due to a wide range of factors, including the risk factors identified in this document, some of which are beyond the Group's control.

The price of the United Utilities Group Ordinary Shares may move in line with the price of shares in companies which operate in the same sector as the Group. Further, other broad economic, market and industry factors may decrease the market price of the United Utilities Group Ordinary Shares, regardless of the Group's actual operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate and currency fluctuations, also may affect the market price of the United Utilities Group Ordinary Shares.

4.2 *Tax treatment*

The summary of the United Kingdom taxation treatment contained in Part V of this Circular is intended as a general guide only and relates only to certain UK tax consequences of receiving the United Utilities Group Ordinary Shares and the B Shares under the Scheme. It is based on current United Kingdom tax law and the current practice of HM Revenue & Customs. Both of these are subject to change, possibly with retrospective effect. Therefore, the future United Kingdom tax treatment of the acquisition, ownership and/or disposal of the United Utilities Group Ordinary Shares, the B Shares and the Class A Shares may potentially be subject to change, which could impact on the United Kingdom tax position of a Shareholder. The summary is intended to apply only to Shareholders who are resident in the UK for UK tax purposes, who hold the United Utilities Group Ordinary Shares and B Shares as investments and not on trading account, to whom Class A Shares are allotted and who are the beneficial owners of the United Utilities Group Ordinary Shares, B Shares and the Class A Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies, those holding shares by reason of their employment or collective investment schemes.

Any Shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposal of the United Utilities Group Ordinary Shares, B Shares and/or Class A Shares and/or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

4.3 *Dividends*

United Utilities Group will be a holding company and will not conduct business of its own. Dividends from United Utilities Group's only direct subsidiary, United Utilities, and its subsidiaries, together with any investment income, are expected to be United Utilities Group's sole source of funds to pay expenses and dividends, if any. Future dividends will depend on the progress of the business, the Group's continuing ability to be profitable and its financial resources. The inability of United Utilities Group's direct and indirect subsidiaries to pay dividends in an amount sufficient to enable United Utilities Group to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

4.4 *United Utilities Group may issue shares in the future*

United Utilities Group may offer additional shares in the future which may adversely affect the market price of the United Utilities Group Ordinary Shares. United Utilities Group has no current plans for a subsequent offer of its shares or to offer rights or any invitation to subscribe for shares other than under the United Utilities Group Employee Share Plans. However it is possible that United Utilities Group may decide to offer additional shares in the future. An additional offering of shares by United Utilities Group or the public perception that an offer may occur, could have an adverse effect on the market price of the United Utilities Group Ordinary Shares.

5. Risks relating to the current conditions in the global financial markets

The current credit problems that are impacting the debt capital markets generally for all borrowers have resulted in the cost of credit increasing significantly over the period since the summer of 2007 and also generally made issuance of new debt capital more onerous.

If the current credit problems persist, it is likely that the costs incurred by the Group may be materially more than those experienced on similar issues of debt capital in the recent past. This would increase the cost of funding for the Group and reduce profits.

Nothing contained in this "Risk Factors" section is intended to qualify the working capital statement of United Utilities Group set out in paragraph 5 of Part VI of this Circular.

PART I

LETTER FROM THE CHAIRMAN


United
Utilities

United Utilities PLC
(Registered in England No. 02366616)

Registered Office:
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

Directors:
Sir Richard Evans (*Non-Executive Chairman*)
Philip Green (*Chief Executive Officer*)
Tim Weller (*Chief Financial Officer*)
Charlie Cornish (*Managing Director, Business Development and International*)
Dr. Catherine Bell (*Non-Executive Director*)
Norman Broadhurst (*Non-Executive Director*)
Paul Heiden (*Non-Executive Director*)
David Jones CBE (*Non-Executive Director*)
Dr. John McAdam (*Non-Executive Director*)
Andrew Pinder CBE (*Non-Executive Director*)
Nick Salmon (*Non-Executive Director*)

6 June 2008

Dear Shareholder,

RECOMMENDED PROPOSALS RELATING TO THE INTRODUCTION OF A NEW HOLDING COMPANY, CREATION OF DISTRIBUTABLE RESERVES AND RETURN OF CAPITAL OF APPROXIMATELY £1.5 BILLION TO SHAREHOLDERS

1. Introduction

In December 2007, United Utilities successfully completed the disposal of United Utilities Electricity, enabling the Group to focus on its much larger water asset base. It was the Board's stated intention that, following the disposal, United Utilities would return the net equity proceeds to Shareholders. As announced on 29 November 2007, United Utilities is now proposing to return approximately £1.5 billion to Shareholders, equivalent to 170 pence per United Utilities Share. The Return of Capital will be comprised of approximately £1.050 billion of the net equity proceeds from the sale of United Utilities Electricity and a further £450 million from the Group's pre-existing resources to help create a more efficient capital structure.

The Return of Capital is being made using a B share structure, which will give Shareholders (other than Restricted Overseas Shareholders) a choice as to when and in what form they receive their proceeds from the Return of Capital.

In this document we set out details of the steps required to implement the Return of Capital and why your Board considers the Proposals to be in the best interests of United Utilities and its shareholders as a whole. The structure we have chosen allows us to effect the Return of Capital whilst creating distributable reserves to enable United Utilities Group to pursue the Group's revised dividend policy. Your Board is unanimously recommending that you vote in favour of the Proposals.

2. Details of the Proposals

We have prepared a summary of the Proposals on pages 8 to 17 to help you understand what is involved. You should nevertheless read the whole of this document and not rely solely on the "Summary" section of this document.

3. Principal features of the Scheme

The reorganisation will be carried out by a formal procedure, known as a scheme of arrangement, under the Companies Acts. The key features of the Scheme are as follows:

3.1 *Share capital*

Under the Scheme:

(A) Scheme Shares in United Utilities will be cancelled by way of a reduction of capital;

(B) the share capital of United Utilities will be increased to its former amount and the reserve arising on the reduction of capital will be applied in paying up and issuing to United Utilities Group the New United Utilities Shares so that United Utilities Group will own all shares in United Utilities and accordingly United Utilities will become a subsidiary of United Utilities Group; and

(C) you will receive:

(i) 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares you hold at the Scheme Record Time; and

(ii) one B Share for each United Utilities Share you hold at the Scheme Record Time.

Any fractional entitlements to United Utilities Group Ordinary Shares will be aggregated and sold and the net proceeds of sale remitted to you *pro rata* to your entitlement.

The Scheme Record Time is expected to be 6:00 p.m. on 25 July 2008 (subject to the date on which the Court sanctions the Scheme). The number of United Utilities Group Ordinary Shares to be received may be subject to change in the circumstances and in the manner described in paragraph 10 of the "Summary" section of this document.

The B Share is the instrument by which you will receive your Return of Capital. Unless you are a Restricted Overseas Shareholder, you have three alternatives as to how to receive your Return of Capital. Alternative 1 allows you to receive an immediate cash redemption payment of 170 pence in respect of each B Share so elected. Alternative 2 allows you to receive an immediate cash dividend of 170 pence in respect of each B Share so elected. Alternative 3 allows you to defer redemption of some or all of your B Shares to the Final B Share Redemption Date (expected to be on 14 April 2009). Upon such date, you will receive a cash redemption payment of 170 pence in respect of each B Share so elected.

We have enclosed a Form of Election for you to complete indicating your preferred alternative if you hold United Utilities Shares in certificated form.

If you hold your United Utilities Shares in CREST, you will not be sent a Form of Election. You are able to make an election with respect to your B Shares by way of a TTE instruction through the CREST system after your CREST account has been credited on 28 July 2008. The latest time for receipt of TTE instructions from CREST Shareholders is 4:30 p.m. on 8 August 2008.

Restricted Overseas Shareholders and holders of United Utilities ADRs will not receive a Form of Election. US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive the B Share Dividend. Any purported election by a US Shareholder for the Initial B share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares. In the case of NZ Shareholders the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

Holders of United Utilities ADRs and Overseas Shareholders should refer to paragraphs 10 and 11 of Part II for further information.

3.2 *Court Meeting and General Meeting*

The Scheme requires the approval of Shareholders at the Court Meeting. If the Scheme is approved by the requisite majority at the Court Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing.

Shareholders will also be asked to approve resolutions implementing matters in connection with the Scheme at the General Meeting including, amongst other things: (i) providing the Directors with authority to give effect to the Scheme by approving the cancellation of the Scheme Shares and authorising the allotment and issue of New United Utilities Shares in United Utilities to United Utilities Group (and/or its nominee(s)) as part of the Scheme; (ii) approving certain technical scheme-related amendments to the United Utilities Articles; and (iii) approving the adoption of the United Utilities Group Employee Share Plans, the principal terms of which are substantially the same as those of the equivalent existing United Utilities Employee Share Plan which they replace (and which are summarised in paragraph 3 of Part VI of this document).

4. Admission

The United Utilities Group Ordinary Shares will be listed only in the United Kingdom. Application will be made to the UKLA for the United Utilities Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the United Utilities Group Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. We expect that the United Utilities Group Ordinary Shares will be admitted, and that dealings in them will commence, at 8:00 a.m. on 28 July 2008. No application has been or is currently intended to be made for the B Shares to be admitted to the Official List or to trading on the London Stock Exchange or to be admitted to listing or dealing on any other exchange.

5. United Utilities Group Reduction of Capital

The share capital of United Utilities Group will be reduced by reducing the nominal value of each United Utilities Group Ordinary Share from 500 pence (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) to five pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme). United Utilities Group may resolve to adjust the nominal value of the United Utilities Group Ordinary Shares if necessary to ensure that its shares are not allotted at a discount to their nominal value.

In addition, a merger reserve will be created upon the Scheme becoming effective and shortly thereafter, in order to create further distributable reserves in United Utilities Group, the share capital of United Utilities Group will be altered by capitalising the merger reserve and allotting Class A Shares *pro rata* to holders of the United Utilities Group Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) which are then to be cancelled on confirmation by the Court, as part of the United Utilities Group Reduction of Capital. No share certificates will be issued in respect of the Class A Shares.

The United Utilities Group Reduction of Capital will establish distributable reserves in United Utilities Group to allow the implementation of the Return of Capital and to pay future dividends. The United Utilities Group Reduction of Capital will require the confirmation of the Court. If so confirmed, as an illustration, it is expected that it would (based on the Closing Price per United Utilities Share of 748.5 pence and the number of United Utilities Shares in issue, in each case on 30 May 2008 (being the last practicable date before the posting of this Circular)) create distributable reserves in United Utilities Group of approximately £5,067 million after the Return of Capital. The actual amount of distributable reserves established will be determined by reference to the Closing Price of a United Utilities Share on or about the Scheme Record Date. Prior to confirming the reduction of capital of United Utilities Group, the Court will need to be satisfied that the creditors (if any) of United Utilities Group are not thereby prejudiced. United Utilities Group will put in

place such form of creditor protection (if any) as it may be advised is appropriate to satisfy the Court in this regard.

The United Utilities Group Reduction of Capital is expected to become effective on 31 July 2008.

6. Dividend Policy

On 29 November 2007, the Board confirmed its intention to amend its dividend policy, commencing with the year 2008/09 to reflect the revised composition and earnings profile of the Group.

In light of the sale of United Utilities Electricity and the Return of Capital, the dividend per share from 2008/09 will be reduced by 30 per cent. compared with the 2007/08 dividend of 46.67 pence per share. Thereafter, the Group's revised dividend policy is intended to target a growth rate of RPI plus two per cent. to be applied from 2009/10 to the 2008/09 revised dividend per share.

7. Current trading and prospects

United Utilities' preliminary results for the year ended 31 March 2008 were announced on 3 June 2008. The following paragraph contains highlights of those results and summarises the statements made regarding the Group's current trading and prospects.

For the year ended 31 March 2008:

- Underlying operating profit[1] up 7 per cent. to £677 million.
- Completed sale of United Utilities Electricity for a substantial premium to its regulatory asset value.
- Capital expenditure in regulated activities up 45 per cent. to £826 million and in line with regulatory assumptions.
- Focus on core skills delivers operational improvements: outperformed tougher leakage target.
- Enhanced liquidity: pre-funded for capital investment programmes through to 2010.
- Extended major outsourcing contracts with Southern Water and British Gas Trading.

United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax[2] increased by 17 per cent. to £476 million and underlying operating profit[3] was up by 7 per cent. to £677 million.

The Group is pre-funded for its capital investment programme through to 2010. The Group recently improved its liquidity position by enhancing its committed medium-term bank facilities. This provides the Group with increased flexibility in terms of when and how it raises further debt finance.

The Group's regulated activities have delivered strong growth in the period with operating profit up 5 per cent., an increase of 8 per cent. on an underlying basis[4]. This growth primarily reflects the regulated price increase, which supports high levels of essential investment in the Group's infrastructure. This investment enables the Group to deliver better service for customers and make environmental improvements.

Capital investment in the Group's regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year. This is 45 per cent. higher than in the previous financial year as the Group is now in the peak phase of its current capital expenditure programme. The Group has agreed a new strategy with Ofwat for processing and disposing of sewage sludge, based on increasing capacity at an existing site rather than developing a new site. Its capital investment programme has been re-profiled to reflect this agreement and the Group is now broadly in line with regulatory assumptions. This new strategy will reduce the Group's carbon footprint compared with the original solution.

[1,2,3,4] The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in paragraph 10 of Part VI.

The Group's business improvement initiatives are delivering cost savings and the Group remains confident of delivering regulatory outputs and meeting its efficiency targets across this price review period.

In non-regulated activities, underlying operating profit[5] for the year ended 31 March 2008 was slightly higher than that of the previous year, reflecting the first time inclusion of the results of the outsourcing contract with Electricity North West Limited. The Group has a strong order book worth over £6 billion in revenue and recently announced the extension of its contract with Southern Water through to March 2015. In January 2008, an 18 month extension to June 2010 was agreed on the Group's metering contract with British Gas Trading. In addition, the Group has recently been selected as preferred bidder by Townsville City Council in Australia to undertake its water supply upgrade project.

The Board expects the Group to continue to deliver a strong financial performance over the remainder of this regulatory period, underpinned by allowed price rises to fund substantial investment in the Group's networks. Continued investment in the Group's assets will help raise environmental standards further and improve the service offered to customers.

8. United Kingdom taxation

Guidance on the general tax position of UK Shareholders in respect of the B Share Alternatives as at the date of this document is set out in Part V of this document. **You are strongly advised to read Part V of this document before making an election.**

All Shareholders, including those who are subject to tax in a jurisdiction other than the United Kingdom, are encouraged to consult their professional advisers.

9. United Utilities Employee Share Plans

Separate letters will shortly be sent to participants in the United Utilities Employee Share Plans to explain the implications of the Proposals on their options and awards and what action, if any, they need to take. The following is a general summary of the position.

Participants in the Share Option Plans will be able to exercise their options for up to six months after the date of the Court Hearing and acquire United Utilities Shares which will either be exchanged under the Scheme for United Utilities Group Ordinary Shares and B Shares or exchanged for United Utilities Group Ordinary Shares pursuant to the proposed change in the United Utilities Articles described in paragraph 2.1 of Part II. The options of participants who do not choose to exercise them will be exchanged for options over United Utilities Group Ordinary Shares with an equivalent value, such options to be held on the same terms as their existing options.

The awards under the United Utilities PLC Performance Share Plan and the United Utilities PLC 2007 Matching Share Award Plan will be converted into awards over United Utilities Group Ordinary Shares and held on the same terms and conditions as the existing awards, with appropriately adjusted performance targets. The awards under the United Utilities PLC 2007 Matching Share Award Plan are subject to the condition that the participant retains the United Utilities Shares which the participant has acquired with his own funds until the awards vest. The participant will be required to elect for Alternative 3 in respect of the B Shares which he or she receives for those United Utilities Shares, failing which the corresponding award will lapse. However, the redemption of those B Shares on the Final B Share Redemption Date will not result in the corresponding award lapsing.

The awards under the individual arrangements for Messrs P Green and T Weller, which are similar to awards made under the United Utilities PLC 2007 Matching Share Award Plan (save that performance conditions do not apply), will be treated in the same way as the awards under that plan. The award under the individual arrangement for Mr C Cornish, which is subject to a performance condition, will be treated in the same way as awards under the United Utilities PLC United Utilities PLC Performance Share Plan.

The United Utilities PLC International Plan is a "phantom" plan, which mirrors the terms of the Performance Share Plan but under which participants are entitled to a cash payment rather than shares. It is designed

[5] The Group gives certain additional information in order to provide an increased insight into the underlying performance of the business in line with management's own view. An explanation of the basis for these presentations in relation to the year ended 31 March 2008 is given in paragraph 10 of Part VI.

principally for use in those countries where the operation of equity plans raises securities law issues. Awards under this plan will be treated in the same way as awards under the United Utilities PLC Performance Share Plan.

Participants in the United Utilities PLC Share Incentive Plan are the beneficial owners of the shares held for them by the trustees of the plan. They will be entitled to instruct the trustees to vote at the Court Meeting and the General Meeting on their behalf. The Scheme will extend to the United Utilities Shares held in the plan and the United Utilities Group Ordinary Shares and B Shares received by the trustees on behalf of participants will be held in accordance with the terms of the plan.

United Utilities Group has resolved to adopt employee share schemes to replace those which United Utilities currently operates. These are in substantially the same form as the equivalent United Utilities Employee Shares Plans that they replace and are summarised in paragraph 3 of Part VI of this document. Approval for the adoption of these schemes is being sought at the General Meeting.

In addition, whilst the United Utilities PLC Share Incentive Plan will in due course be replaced by a plan of United Utilities Group, it will for a temporary period continue to operate using United Utilities Group Ordinary Shares. This will ensure a smooth transition between the two plans.

10. Action to be taken

For guidance on what action you need to take with respect to the Court Meeting and the General Meeting and the B Share Alternatives, please refer to paragraph 16 of Part II of this document.

11. Recommendation

The Board, which has received financial advice from Deutsche Bank and JPMorgan Cazenove, considers the terms of the Proposals to be fair and reasonable. In providing advice to the Board, Deutsche Bank and JPMorgan Cazenove have each relied upon the Board's commercial assessment of the Proposals.

The Board considers the Proposals and the adoption of the proposed United Utilities Group Employee Share Plans to be in the best interests of Shareholders as a whole and accordingly, your Board unanimously recommends that holders of United Utilities Shares vote in favour of the Scheme at the Court Meeting and the resolutions proposed at the General Meeting as the Directors intend to do in respect of their own shareholdings totalling 271,841 United Utilities Shares (representing in aggregate approximately 0.03 per cent. of the issued ordinary share capital of United Utilities).

Yours faithfully

Sir Richard Evans
Chairman

PART II

EXPLANATORY STATEMENT

(In compliance with section 897 of the Companies Act 2006)

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

JPMorgan Cazenove

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Deutsche Bank

6 June 2008

Dear Shareholder,

Proposals for introduction of a new holding company, creation of distributable reserves and Return of Capital of approximately £1.5 billion to Shareholders

1. Introduction

On 29 November 2007, United Utilities announced its intention to return approximately £1.5 billion to shareholders, equivalent to a total of 170 pence per United Utilities Share. It is proposed that the Return of Capital will be effected by introducing a new listed holding company, United Utilities Group, as the holding company of United Utilities. The introduction of United Utilities Group is proposed to be effected by way of a scheme of arrangement under section 899 of the Companies Act 2006.

The Scheme is subject to various conditions, including approval by Shareholders and the sanction of the Court. If these conditions are satisfied and the Scheme is implemented in full, United Utilities Group will own the entire issued share capital of United Utilities and Shareholders of United Utilities will hold United Utilities Group Ordinary Shares and B Shares in place of their United Utilities Shares. It is expected that, if approved, the Scheme will become effective and that trading in United Utilities Group Ordinary Shares will commence at 8:00 a.m. on 28 July 2008.

Your attention is drawn to the Chairman's Letter in Part I of this document which contains, among other things, information on the reasons for the Proposals and the unanimous recommendation by the Board to Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the General Meeting. That letter and Parts VIII and IX of this document form part of this Explanatory Statement.

The Directors have been advised by Deutsche Bank and JPMorgan Cazenove in connection with the Proposals. We have been authorised by the Directors to write to you to explain the terms of the Proposals and to provide you with other relevant information. The Scheme is set out in full in Part III of this document. The Notice of the Court Meeting and the Notice of the General Meeting which contain the full text of each of the resolutions to be proposed at each of the meetings are set out in Parts VIII and IX of this document respectively.

2. Summary of the Proposals

2.1 *The Scheme*

Under the Scheme, all Scheme Shares will be cancelled on the Scheme Effective Date. In consideration for the cancellation, Shareholders will receive:

17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares that they hold at the Scheme Record Time
and
one B Share for each United Utilities Share that they hold at the Scheme Record Time

Any fractional entitlements to United Utilities Group Ordinary Shares will be aggregated and sold, and the net proceeds of sale remitted to shareholders *pro rata* to their entitlements.

The Scheme Record Time is expected to be 6:00 p.m. on 25 July 2008 (subject to the date on which the Court sanctions the Scheme). The number of United Utilities Group Ordinary Shares and B Shares to be received may be subject to change in the circumstances and in the manner described in paragraph 10 of the "Summary" section of this Circular.

With effect from the Scheme Effective Date, the rights attaching to the United Utilities Group Ordinary Shares will be substantially the same as those attaching to the United Utilities Shares. Upon implementation of the Scheme, a holder of United Utilities Group Ordinary Shares will (subject to adjustments for fractional entitlements) have the same proportionate interest in the profits, net assets and dividends of United Utilities Group as he had as a holder of United Utilities Shares in the profits, net assets and dividends of United Utilities before the Scheme becomes effective.

A summary of the rights attaching to the United Utilities Group Ordinary Shares is set out at paragraph 4.2(B) of Part X of the Prospectus and a summary of the rights attaching to the B Shares and the Deferred Shares is set out in paragraphs 1 and 2 of Part IV of this document, respectively.

Pursuant to the Scheme, the issued share capital of United Utilities will be reduced by cancelling and extinguishing the Scheme Shares, following which the share capital of United Utilities will be restored to its former nominal amount and the credit arising in the books of United Utilities as a result of the cancellation will be applied in paying up in full the New United Utilities Shares, such that the aggregate nominal value of those shares equals the aggregate nominal value of the Scheme Shares cancelled. The New United Utilities Shares will be issued to United Utilities Group (and/or its nominee(s)) which will, as a result, become the holding company of United Utilities and the Group.

Further United Utilities Shares or New United Utilities Shares may be allotted before or after the Scheme comes into effect (for example, because of the exercise of rights granted by United Utilities under the United Utilities Employee Share Plans). In some cases, the precise timing of their allotment could leave those shares outside the scope of the Scheme. In order to ensure that this does not occur, it is proposed that the United Utilities Articles should be amended in such a way as to ensure that:

(A) any United Utilities Shares which are allotted and issued prior to confirmation by the Court of the reduction of United Utilities' ordinary share capital provided for under the Scheme will be allotted and issued subject to the terms of the Scheme and that the holders of such shares will be bound by the Scheme accordingly; and

(B) any New United Utilities Shares which are allotted otherwise than to United Utilities Group (or its nominee(s)) at or after such time will, subject to the Scheme becoming effective, be transferred to United Utilities Group (or its nominee(s)) in exchange for the issue of one United Utilities Group Ordinary Share for every one United Utilities Share so transferred.

Shareholders will be asked to approve the amendments described above at the General Meeting.

2.2 ***The United Utilities Group Reduction of Capital***

The United Utilities Group Reduction of Capital will involve the reduction of United Utilities Group's ordinary share capital by approximately £3,373 million (based on the number of United Utilities Shares in issue on 30 May 2008, the latest practicable date prior to posting this Circular), by decreasing the nominal amount of each United Utilities Group Ordinary Share issued pursuant to the Scheme from 500 pence (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) to five pence (or such other nominal value as United Utilities

Group shall resolve prior to the date on which the Court is asked to sanction the Scheme). This reduction will create distributable reserves to enable the Return of Capital to take place and for future dividends. In addition, a merger reserve will be created upon the Scheme's becoming effective which will, in order to create further distributable reserves, be capitalised into Class A Shares in United Utilities Group. Following such capitalisation, the Class A Shares will be allotted *pro rata* to the holders of United Utilities Group Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) and are then to be cancelled on confirmation by the Court, as part of the United Utilities Group Reduction of Capital. This will create further distributable reserves.

3. Conditions to the implementation of the Proposals

3.1 *The Scheme*

The implementation of the Scheme is conditional upon:

(A) approval of the Scheme at the Court Meeting by a majority in number, representing not less than 75 per cent. in value, of those Shareholders present and voting, either in person or by proxy;

(B) the passing of the special resolution set out in the notice of General Meeting to approve, amongst other things, the cancellation of the Scheme Shares, the creation of New United Utilities Shares, the allotment of New United Utilities Shares by the Directors (pursuant to the Scheme) and certain amendments to the United Utilities Articles;

(C) sanction by the Court of the Scheme and confirmation by the Court of the reduction of capital of United Utilities which occurs as a result of the cancellation of Scheme Shares as part of the Scheme; and

(D) the delivery of a copy of the order of the Court sanctioning the Scheme and confirming the reduction of capital of United Utilities in relation to the Scheme to the Registrar of Companies and the registration of the order by him.

The Court Hearing (at which it is proposed that the Court sanction the Scheme) is expected to be held on or around 24 July 2008. Shareholders or creditors who wish to oppose the Scheme will be informed by advertisement in a newspaper with national distribution of their right to appear in person, or be represented by Counsel, at the Court Hearing.

In addition, the Directors will not take the necessary steps to enable the Scheme to become effective unless, at the relevant time, the following conditions have been satisfied:

(E) the agreement of the UKLA to admit the United Utilities Group Ordinary Shares to be issued in connection with the Scheme to the Official List and its agreement not being withdrawn prior to the Scheme Effective Date; and

(F) the agreement of the London Stock Exchange to admit the United Utilities Group Ordinary Shares to be issued in connection with the Scheme to trading on its main market for listed securities and its agreement not being withdrawn prior to the Scheme Effective Date.

If the Scheme is sanctioned by the Court and conditions (E) and (F) above are satisfied, the Scheme is expected to become effective and dealings in the United Utilities Group Ordinary Shares to be issued pursuant to the Scheme are expected to commence at 8:00 a.m. on 28 July 2008.

If the Scheme has not become effective by 31 December 2008 (or such later date as the Court may allow), it will lapse, in which event neither the Scheme, the United Utilities Group Reduction of Capital nor the Return of Capital will proceed and Shareholders will remain holders of United Utilities Shares and United Utilities Shares will continue to be listed on the Official List.

The Scheme contains a provision for United Utilities and United Utilities Group jointly to consent, on behalf of all persons concerned, to any modification of, or addition to, the Scheme or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Shareholders unless Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of Shareholders should be sought at a further meeting. If the Court approves or imposes a modification of, addition or condition to, the Scheme which, in the opinion of the Directors, is of such a nature or importance as to require the approval of Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such approval is obtained.

3.2 *The United Utilities Group Reduction of Capital*

The United Utilities Group Reduction of Capital is conditional on the following:

(A) the Scheme becoming effective and being fully implemented;

(B) the confirmation of the United Utilities Group Reduction of Capital by the Court; and

(C) the delivery of a copy of the order of the Court confirming the United Utilities Group Reduction of Capital to the Registrar of Companies for registration and the registration of the order by him.

The Court hearing to confirm the United Utilities Group Reduction of Capital is expected to be held on or around 30 July 2008. Shareholders will have the right to attend the Court hearing to support or oppose the United Utilities Group Reduction of Capital and to appear in person or be represented by Counsel.

The United Utilities Group Reduction of Capital is expected to become effective on 31 July 2008.

4. The Return of Capital

4.1 ***Introduction***

Under the Return of Capital, Shareholders (other than Restricted Overseas Shareholders) will have the alternatives set out below in relation to their B Shares.

Shareholders need not make the same choice for their entire B Share holding. Shareholders who do not elect for any of these alternatives will receive the Initial B Share Redemption (Alternative 1) in respect of all of their B Shares.

For regulatory reasons, Restricted Overseas Shareholders and holders of United Utilities ADRs are not in the same position as other Shareholders in relation to the B Share Alternatives and United Utilities Group considers it unduly onerous to make the B Share Alternatives available to Restricted Overseas Shareholders and holders of United Utilities ADRs.

US Shareholders and holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to them or, as the case may be, the Depositary and will only be entitled to receive the B Share Dividend (Alternative 2). Any purported election by a US Shareholder for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of the entirety of that Shareholder's B Shares. In the case of NZ Shareholders the B Shares will be allotted to a nominee for such Shareholders who will not make any elections with respect to such B Shares and then pay the net proceeds of the Initial B Share Redemption to the relevant NZ Shareholders.

4.2 ***B Share Alternatives***

Shareholders (other than Restricted Overseas Shareholders) holding B Shares will have the choice between the Initial B Share Redemption, the B Share Dividend and the B Share Final Redemption as discussed below. Shareholders (other than Restricted Overseas Shareholders) can make any one of

these choices in respect of each B Share and can therefore make a combination of choices in respect of their entire holding of B Shares. Further information in relation to the rights attaching to the B Shares is contained in Part IV of this document.

Initial B Share Redemption (Alternative 1)

Each B Share a Shareholder elects to be subject to this alternative will be redeemed by United Utilities Group on the Initial B Share Redemption Date (expected to be 11 August 2008) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the redemption proceeds will be sent, or that CREST accounts will be credited with the redemption proceeds, by 19 August 2008.

B Share Dividend (Alternative 2)

For each B Share a Shareholder elects to be subject to this alternative, the Shareholder will receive a single dividend of 170 pence, following which each such B Share will be reclassified as one Deferred Share. It is expected that payment of the B Share Dividend will be made to bank accounts in accordance with existing dividend payment instructions or, if no such instructions are held, a cheque will be sent by 19 August 2008.

Deferred Shares will not be listed, will have extremely limited rights, will have negligible value and will be redeemed in whole or in part at a future date or dates at the discretion of United Utilities Group, in each case for an aggregate consideration of one pence. Further information on the rights attaching to the Deferred Shares can be found in paragraph 2 of Part IV of this document.

Final B Share Redemption (Alternative 3)

Each B Share a Shareholder elects to be subject to this alternative will be redeemed by United Utilities Group on the Final B Share Redemption Date (expected to be 14 April 2009) at 170 pence per B Share, free of all dealing expenses and commissions. It is expected that a cheque for the redemption proceeds will be sent, or that CREST accounts will be credited with the redemption proceeds, by 20 April 2009.

A Shareholder who has elected for the Final B Share Redemption will, whilst he retains the relevant B Shares, be entitled to receive the B Share Continuing Dividend. This is a dividend at the Interest Rate, payable on the nominal amount of 170 pence per B Share retained. The B Share Continuing Dividend will only be payable to the extent that United Utilities Group has sufficient distributable reserves and it is therefore not guaranteed. It is expected that payment of the B Share Continuing Dividend will be made in accordance with existing dividend payment instructions or, if no such instructions are held, a cheque will be sent by 20 April 2009.

4.3 ***Financing the Return of Capital***

In order for United Utilities Group to implement the above B Share Alternatives, it will need sufficient distributable reserves, which will be dependent upon the United Utilities Group Reduction of Capital taking place.

In order to finance the obligations of United Utilities Group in relation to the B Shares issued under the Scheme, United Utilities will make a loan to United Utilities Group of up to £1,501 million.

The making of such loan is to be approved by the Court as part of the Scheme in order to ensure compliance with section 151 of the Companies Act 1985.

5. Listings, dealings, share certificates and settlement

Application will be made to the UKLA for the admission of up to 683,000,000 United Utilities Group Ordinary Shares to the Official List and to the London Stock Exchange for the United Utilities Group Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. No applications will be made in relation to the B Shares. The listing of United Utilities Shares is expected to be cancelled on the Scheme Effective Date and the last day of dealings in United Utilities Shares is expected to be 25 July 2008. The last time for registration of transfers of United Utilities Shares is expected to be 6:00 p.m. on 25 July 2008, the Scheme Record Time. It is expected that Admission will become effective and that dealings in the United Utilities Group Ordinary Shares will commence at 8:00 a.m. on 28 July 2008, the Scheme Effective Date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the United Utilities Shares to be delisted will be deferred, so that the listing of those shares will not be cancelled until immediately before the Scheme becomes effective.

With effect from and including the Scheme Effective Date, all share certificates representing United Utilities Shares will cease to be of value and should be destroyed.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors will apply for the United Utilities Group Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in United Utilities Group Ordinary Shares following Admission may take place within the CREST system.

For those holding their United Utilities Shares in a CREST account at the Scheme Record Time, United Utilities Group Ordinary Shares and B Shares are expected to be credited to the relevant CREST members' accounts on 28 July 2008, the Scheme Effective Date. In order to facilitate the B Share Alternative elections, the B Shares will, for the purposes of settlement in CREST, be allocated a temporary ISIN under the ISIN: GB00B39J5363 for the period from the Scheme Effective Date, 28 July 2008, until the B Share Dividend is allocated and the Initial B Share Redemption is made, expected to be on 11 August 2008 to allow CREST holders to make their elections electronically through the CREST system. From 11 August 2008, the B Shares will be allocated a new ISIN under the ISIN: GB00B39J4S44. Accordingly, on 11 August 2008, those CREST holders who have elected to retain B Shares under Alternative 3 (Final B Share Redemption) will have their CREST accounts credited with B Shares under the new ISIN: GB00B39J4S44. CREST is a voluntary system and holders of uncertificated United Utilities Group Ordinary Shares and B Shares who wish to receive and retain share certificates will be able to remove their United Utilities Group Ordinary Shares and B Shares from the CREST system following the Scheme becoming effective.

For those holding their United Utilities Shares in certificated form at the Scheme Record Time, definitive certificates for the United Utilities Group Ordinary Shares are expected to be despatched by 11 August 2008 and (if applicable) certificates for B Shares are expected to be despatched by 15 August 2008, being in each case within fifteen Business Days after the Scheme Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the relevant register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for United Utilities Group Ordinary Shares (and B Shares, where applicable), transfers of United Utilities Group Ordinary Shares (and B Shares) will be certified against the register of members of United Utilities Group. No share certificates will be issued in respect of the B Shares redeemed and cancelled pursuant to Alternative 1 (Initial B Share Redemption) or converted into Deferred Shares pursuant to Alternative 2 (B Share Dividend). Share certificates will only be issued in respect of the B Shares for which Shareholders have validly elected for Alternative 3 (Final B Share Redemption). No temporary documents of title will be issued in respect of the United Utilities Group Ordinary Shares or the B Shares. No share certificates will be issued in respect of the Deferred Shares or the Class A Shares.

United Utilities Shares held in uncertificated form will be disabled in CREST on the Scheme Record Date. United Utilities Group reserves the right to issue United Utilities Group Ordinary Shares and/or B Shares to any or all Shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on United Utilities Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to United Utilities Group in relation to the corresponding holding of United Utilities Group Ordinary Shares and B Shares.

All documents, certificates, cheques or other communications sent by or to Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

6. Directors' and other interests

All of the directors of United Utilities have been appointed directors of United Utilities Group.

The effect of the Scheme on the interests of the Directors (details of which are set out in paragraph 2 of Part VI of this document) does not differ from its effect on the like interests of other persons.

After the Scheme Effective Date, the total emoluments receivable by each of the Directors will not be varied as a result of the Scheme. The existing service agreements between United Utilities and each of the executive Directors will remain unaffected by the Scheme. The existing non-executive Directors will resign as Directors of United Utilities and will take up new appointments as non-executive Directors of United Utilities Group on substantially the same terms as previously with United Utilities.

7. Taxation

Certain UK tax considerations which arise from the implementation of the Proposals and which will apply to Shareholders resident in the UK are summarised in Part V of this document.

Shareholders who are in any doubt about their tax position should consult their own professional adviser.

8. United Utilities Group Articles

A summary of the principal differences between the United Utilities Group Articles and the United Utilities Articles is set out in paragraph 1 of Part VI.

The United Utilities Group Articles have been updated to reflect the provisions of the Companies Act 2006 which came into force and those which will come into force on or before 6 April 2008 and 1 October 2008 and current practice in relation to articles of association of listed companies.

9. United Utilities Employee Share Plans

The effect of the Scheme in relation to the United Utilities Employee Share Plans is described in paragraph 9 of the letter from the Chairman of United Utilities in Part I of this document.

10. Holders of ADRs

10.1 ***The Scheme and the Return of Capital***

The Shareholder elections in respect of the B Shares provide Shareholders with a choice with regard to the timing of the receipt of their share of the Return of Capital. For regulatory reasons, holders of United Utilities ADRs are not in the same position as Shareholders in relation to the B Share Alternatives and United Utilities considers it unduly onerous to make the B Share Alternatives available to holders of United Utilities ADRs. Consequently, holders of United Utilities ADRs will not be eligible to make an election with respect to the B Shares allotted to the Depositary and will only be entitled to receive the B Share Dividend.

In connection with the delisting and cancellation of the United Utilities Shares, the ADR facility which is currently in place in the United States in respect of the United Utilities Shares will be

terminated. A new ADR facility will be established in respect of the United Utilities Group Ordinary Shares issued pursuant to the Scheme.

Following the Scheme becoming effective, the United Utilities Shares underlying each United Utilities ADR will be cancelled and the Depositary will be issued with 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares it holds at the Scheme Record Time and one B Share for each United Utilities Share it holds at the Scheme Record Time.

United Utilities Group ADRs will be issued by the Depositary in respect of the United Utilities Group Ordinary Shares that have been issued to the Depositary. Persons registered as holding United Utilities ADRs at 5:00 p.m. (New York time) on 25 July 2008 will be entitled to receive United Utilities Group ADRs when they have surrendered their United Utilities ADRs to the Depositary for cancellation in accordance with the terms of the United Utilities Deposit Agreement. Accordingly, all persons registered as holders of United Utilities ADRs at 5:00 p.m. (New York time) on 25 July 2008 will be requested to surrender their United Utilities ADRs for cancellation in order to receive delivery of United Utilities Group ADRs.

To the extent that fractions arise as a result of the Scheme, holders of United Utilities ADRs will have the net proceeds, if any, of sale on their behalf of the fractional United Utilities Group ADRs remitted to them in US dollars in accordance with the terms of the United Utilities Deposit Agreement.

Holders of United Utilities ADRs at 5:00 p.m. (New York time) on 25 July 2008 will, subject to the adjustment for fractional entitlements, own the same proportion of ordinary share capital of United Utilities Group, in the form of United Utilities Group ADRs, immediately after the Scheme Effective Date as they held in the ordinary share capital of United Utilities by virtue of their United Utilities ADRs immediately prior to the Scheme Effective Date. However, the number of United Utilities Group Ordinary Shares underlying a holder's United Utilities Group ADR will be lower than the number of United Utilities Shares underlying that holder's United Utilities ADR but a holder will also receive his share in the Return of Capital.

The Depositary will, in due course, send a notice to the registered holders of United Utilities ADRs regarding the mechanics of surrendering United Utilities ADRs and receiving United Utilities Group ADRs. Holders of certificated United Utilities ADRs will need to follow the instructions set out in that notice.

To the extent United Utilities ADRs are held through a bank, broker or other firm holding United Utilities ADRs in The Depository Trust Company ("DTC"), the Depositary will arrange with DTC to surrender their entire position of United Utilities ADRs for cancellation and the Depositary will deliver the United Utilities Group ADRs through the DTC settlement system, in each case with no action being required on the part of the persons holding United Utilities ADRs. Holders of United Utilities ADRs who hold such United Utilities ADRs via the direct registration system will automatically receive their United Utilities Group ADRs through the direct registration system.

The B Shares will not form part of the United Utilities ADR facility. They will be issued to the Depositary who will be deemed to have elected for the B Share Dividend in respect of those Shares. Any cash received by the Depositary in respect of the B Share Dividend will be distributed to the holders of the United Utilities ADRs in US dollars following conversion by the Depositary from pounds Sterling in the manner set forth in, and pursuant to the terms of, the United Utilities Deposit Agreement. No depositary receipts will be issued by the Depositary in respect of any B Shares or Deferred Shares.

10.2 *United Utilities Group Deposit Agreement*

In connection with the implementation of the Scheme, United Utilities Group and the Depositary will enter into the United Utilities Group Deposit Agreement. The terms of the United Utilities Group Deposit Agreement are expected to be substantially the same as those of the United Utilities Deposit Agreement. It is expected that the fees the Depositary will be permitted to charge on cash distributions under the United Utilities Group Depositary Agreement will be US$0.04 or less per American

Depositary Share (as defined therein). The United Utilities Group Deposit Agreement will become effective as of the Scheme Effective Date when the United Utilities Deposit Agreement will be terminated.

The holders of United Utilities ADRs should note that fees will be charged by the Depositary for the cancellation of United Utilities ADRs and the creation of new United Utilities Group ADRs. Such fees will be levied in accordance with the terms of the United Utilities Deposit Agreement and the United Utilities Group Deposit Agreement.

United Utilities Group Ordinary Shares issued in respect of United Utilities Shares held under the United Utilities Deposit Agreement will be deposited into this new facility, and United Utilities Group ADRs representing United Utilities Group Ordinary Shares will be issued thereunder. All United Utilities Group ADRs initially issued under the United Utilities Group Deposit Agreement shall be evidenced by direct registration ADRs, unless certificated ADRs are specifically requested by the holder. A direct registration ADR is one issued in book-entry form through the Depositary's direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities established by DTC, pursuant to which the Depositary may record the ownership of ADRs without issuing a certificate. Such ownership is evidenced by periodic statements issued by the Depositary to the holders entitled thereto.

United Utilities Group does not expect to enter into a deposit agreement or otherwise take any action to establish a depositary receipt facility with respect to the B Shares or the Deferred Shares.

10.3 *Voting*

Under the terms of the United Utilities Deposit Agreement, you are not entitled to attend or vote at the Court Meeting or the General Meeting or appoint a proxy to attend and vote on your behalf. You may only attend or vote at the meetings if you become a registered holder of United Utilities Shares prior to the Scheme Voting Record Time by arranging for the surrender of your United Utilities ADRs in accordance with the terms of the United Utilities Deposit Agreement.

However, if you are a holder of United Utilities ADRs, you will have received a voting card so that you can instruct the Depositary how you want it to vote at the Court Meeting and the General Meeting in respect of the United Utilities Shares represented by your United Utilities ADRs.

Completed voting cards should be returned (together with any power of attorney or other authority under which they are signed or a duly certified copy of such power or authority) to the Depositary as soon as possible and in any event so as to arrive by no later than 3:00 p.m. (New York time) on 23 June 2008. Upon completion of the voting card, you should place it in the pre-addressed envelope provided and return it to the Depositary. Postage will not be required if mailed in the United States.

If you do not return the voting card in respect of the Court Meeting or the General Meeting or you do not indicate on that form whether the Depositary should vote for or against the Scheme at the Court Meeting or how it should vote with respect to the resolutions proposed at the General Meeting, the Depositary will not cast any votes at the Court Meeting or the General Meeting (as the case may be) in respect of the United Utilities Shares represented by the United Utilities ADRs.

11. Overseas Shareholders

11.1 *General*

No United Utilities Group Ordinary Shares, B Shares nor any other securities in United Utilities Group have been marketed to, nor are any available for purchase, in whole or in part, by, the public in the United Kingdom or elsewhere in connection with Admission or the Proposals. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, United Utilities Group Ordinary Shares, B Shares or any other securities of United Utilities Group.

The distribution of this document and the allotment and issue of Ordinary Shares, B Shares and/or Class A Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by United Utilities or United Utilities Group to obtain any approval, authorisation or exemption to permit the allotment or issue of United Utilities Group Ordinary Shares, B Shares and/or Class A Shares or the possession or distribution of this document (or any other publicity material relating to the United Utilities Group Ordinary Shares, the B Shares and/or Class A Shares) in any jurisdiction other than in the United Kingdom.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposals. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The United Utilities Group Ordinary Shares and the B Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the distribution of this document or the allotment and issue of United Utilities Group Ordinary Shares and B Shares pursuant to the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareholders, United Utilities or United Utilities Group is advised that the allotment and issue of United Utilities Group Ordinary Shares and/or B Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require United Utilities Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of United Utilities Group, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that:

(A) in the case of such United Utilities Group Ordinary Shares, United Utilities Group may in its sole discretion determine that such shares shall be allotted and issued to such persons as United Utilities Group may procure, as nominee for such Overseas Shareholder, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder; or

(B) where such United Utilities Group Ordinary Shares have already been allotted and issued (in circumstances where paragraph (A) does not apply), United Utilities Group may in its sole discretion determine that such United Utilities Group Ordinary Shares shall be sold, and United Utilities Group shall appoint a person who shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which United Utilities Group has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder; or

(C) in the case of such B Shares, United Utilities Group may in its sole discretion determine that such shares shall be allotted and issued to such person as United Utilities Group may procure,

as nominee for such Overseas Shareholder, until such time as they are redeemed pursuant to the Initial B Share Redemption. The net proceeds of such redemption (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder; or

(D) where such B Shares have already been allotted and issued (in circumstances where paragraph (C) does not apply), such B Shares shall be redeemed pursuant to the Initial B Share Redemption.

Any remittance of the net proceeds of sale or redemption referred to in this section shall be at the risk of the relevant Overseas Shareholder.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

11.2 *United States*

US Shareholders will not be eligible to make an election with respect to the B Shares allotted to them and will only be entitled to receive the B Share Dividend (Alternative 2). Any purported election by a US Shareholder for the Initial B Share Redemption or the Final B Share Redemption will be deemed by United Utilities Group to be an election for the B Share Dividend in respect of all of that Shareholder's B Shares.

Neither the United Utilities Group Ordinary Shares nor the B Shares will be, and are not required to be, registered under the US Securities Act and will be issued pursuant to the Scheme in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the United Utilities Group Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders of United Utilities at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

Neither the United Utilities Group Ordinary Shares nor the B Shares will be registered under the securities laws of any state of the United States, and will be issued pursuant to the Scheme in reliance on available exemptions from such state law registration requirements.

Neither United Utilities Group Ordinary Shares nor B Shares issued to a Shareholder who is neither an affiliate (within the meaning of the US Securities Act) of United Utilities or United Utilities Group prior to the Scheme Effective Date, nor an affiliate of United Utilities Group after the Scheme Effective Date, will be "restricted securities" under the US Securities Act and such United Utilities Group Ordinary Shares and such B Shares may be sold by such person in ordinary secondary market transactions without regard to Rules 144 or 145(c) or (d) under the US Securities Act.

Neither the United Utilities Group Ordinary Shares nor the B Shares have been and will not be listed on a US securities exchange or quoted on any inter-dealer quotation system in the United States. United Utilities Group does not intend to take any action to facilitate a market in United Utilities Group Ordinary Shares or B Shares in the United States. Consequently, United Utilities Group believes that it is unlikely that an active trading market in the United States will develop for the United Utilities Group Ordinary Shares or the B Shares.

Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved of the United Utilities Group Ordinary Shares or the B Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

11.3 *Canada*

In Canada, this Circular is being furnished to Shareholders solely to explain the Proposals and the Return of Capital and describe the action recommended to be taken by Shareholders in relation to the Court Meeting and the General Meeting as applicable. This Circular is not, and under no circumstances is to be construed as, an offer to any person in Canada or an advertisement or a public offering of the securities described herein. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed an opinion upon this Circular or the merits of the securities described herein and any representation to the contrary is an offence in Canada.

The United Utilities Group Ordinary Shares and the B Shares will be issued in Canada pursuant to the Scheme and the issue of United Utilities Group Ordinary Shares and B Shares will be exempt from the requirement that United Utilities Group prepare and file a prospectus with the relevant Canadian regulatory authorities pursuant to section 2.11 of National Instrument 45-106 – Prospectus and Registration Exemptions. Accordingly, any resale of the United Utilities Group Ordinary Shares and the B Shares must be made in accordance with applicable securities laws which may require resales to be made pursuant to exemptions from registration and prospectus requirements. These resale restrictions may in some circumstances apply to resales of the United Utilities Group Ordinary Shares and the B Shares outside of Canada. Canadian investors are advised to seek legal advice prior to any resale of the United Utilities Group Ordinary Shares and the B Shares.

United Utilities Group is not, and does not intend to become, a "reporting issuer" as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the United Utilities Group Ordinary Shares and the B Shares will be offered and there is currently no public market for the United Utilities Group Ordinary Shares or the B Shares in Canada and no such market may ever develop. Under no circumstances will United Utilities Group be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the United Utilities Group Ordinary Shares or the B Shares to the public in any province or territory of Canada. Canadian investors are advised that United Utilities Group currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the United Utilities Group Ordinary Shares or the B Shares to the public in any province or territory of Canada.

Any discussion of taxation and related matters contained in this Circular does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the United Utilities Group Ordinary Shares and the B Shares and, in particular, does not address Canadian tax considerations. Shareholders who are Canadian residents should consult their own legal, financial and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances.

United Utilities Group is incorporated under the laws of England and Wales. All or substantially all of United Utilities Group's directors and officers, and certain of the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon United Utilities Group or such persons. All or a substantial portion of the assets of United Utilities Group and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against United Utilities Group or such persons in Canada or to enforce a judgment obtained in Canadian courts against United Utilities Group or persons outside of Canada.

Upon receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. French translation: *Par la réception de ce document, chaque investisseur canadien*

confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigé en anglais seulement.

11.4 *New Zealand*

For regulatory reasons, in the case of NZ Shareholders, B Shares (and Class A Shares) will be allotted and issued to a nominee for such Shareholders, appointed by United Utilities Group. The nominee will not make an election in respect of those B Shares. Consequently, such B Shares will be redeemed pursuant to the Initial B Share Redemption and the nominee shall pay the net proceeds of redemption (after the reduction of all expenses and commissions) to the relevant NZ Shareholders.

12. Meetings and consents for implementation of the Proposals

The Scheme will require Shareholders to vote on the Scheme at the Court Meeting, convened pursuant to an order of the Court, and the passing of the special resolution relating to the Scheme at the General Meeting, both of which have been convened for 1 July 2008 and will be held at Bridgewater Hall, Lower Mosley Street, Manchester M2 3WS at 11:00 a.m. and 11:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) respectively.

United Utilities Group has agreed to appear by Counsel on the final hearing of the claim form to sanction the Scheme and to undertake to be bound by the Scheme.

Each of the Scheme and the United Utilities Group Reduction of Capital requires a separate sanction from the Court.

Notices of the Court Meeting and the General Meeting are set out in Parts VIII and IX respectively of this document.

Court Meeting

The Court Meeting has been convened for 11:00 a.m. on 1 July 2008, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Shareholders appearing on the register at the Scheme Voting Record Time will consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Shareholder present in person or by proxy will be entitled to one vote for each United Utilities Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of the Shareholders present and voting (either in person or by proxy) at the Court Meeting representing 75 per cent. in value of the United Utilities Shares held and voted by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the Shareholders, it is important that as many votes as possible are cast at the Court Meeting.

Shareholders are therefore encouraged to take the action referred to in paragraph 16 below.

Shareholders should be aware that if the Scheme is approved and becomes effective, it will be binding on all Shareholders irrespective of whether they attended and voted at the Court Meeting or the way they voted.

General Meeting

The General Meeting has been convened for 11:15 a.m. on 1 July 2008 (or, if later, immediately following the conclusion or adjournment of the Court Meeting). The resolutions to be proposed at the General Meeting are set out in full in the Notice of General Meeting set out in Part IX.

The special resolution set out in the notice of the General Meeting is proposed in order to approve:

(A) the Scheme;

(B) the cancellation of the Scheme Shares (including the related reduction of share capital);

(C) the increase in the authorised share capital of United Utilities to its former amount by the creation of New United Utilities Shares to be issued to United Utilities Group (and/or its nominee(s));

(D) the allotment by the Directors of such New United Utilities Shares to United Utilities Group and/or its nominee(s); and

(E) amendments to the United Utilities Articles to ensure that the holders of United Utilities Shares allotted prior to the confirmation by the Court of the reduction of capital provided for under the Scheme are bound by the Scheme and that any United Utilities Shares allotted at or after that time are transferred to United Utilities Group (and/or its nominee(s)) in consideration for the issue of United Utilities Group Ordinary Shares (on a one for one basis).

The special resolution referred to above will be decided on a poll and each Shareholder present in person or by proxy will be entitled to one vote for each United Utilities Share held. The majority required for the passing of such resolution is not less than 75 per cent. of the votes cast.

The ordinary resolutions set out in the notice of the General Meeting are proposed in order to approve the United Utilities Group Employee Share Plans.

13. Authorities relating to United Utilities Group's share capital

A general meeting of United Utilities Group has already been held at which, among other matters, the Directors were granted authority to undertake the United Utilities Group Reduction of Capital and to issue and allot United Utilities Group Ordinary Shares and B Shares requisite to the implementation of the Scheme. The Directors have been granted authorities to allot United Utilities Group Ordinary Shares, to make allotments otherwise than in accordance with pre-emption rights and to make purchases of United Utilities Group Ordinary Shares which update the authorities as implemented in respect of United Utilities at its annual general meeting on 27 July 2007.

For additional information on the authorities relating to United Utilities Group's share capital which have been granted, please see section 3 of Part X of the Prospectus.

14. Electronic and website communication and political donations

A general meeting of United Utilities Group was held at which, amongst other things:

(A) United Utilities Group was authorised to use electronic communications with its shareholders and to serve any notice or supply other documents or information to its shareholders by making them available on a website or by using other electronic means; and

(B) United Utilities Group and any of its subsidiaries were authorised in aggregate to (i) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total (ii) make political donations to political organisations other than political parties not exceeding £50,000 in total, and (iii) incur political expenditure not exceeding £50,000 in total. Such authority will expire at the conclusion of the annual general meeting of United Utilities Group to be held in 2009.

Part 14 of the Companies Act 2006 requires companies to seek shareholder approval for political donations to political parties and other political organisations, and for other political expenditure. Although United Utilities Group does not make, and does not intend to make, donations to political parties, within the normal meaning of that expression, the definition of political donations is very broad and includes expenses legitimately incurred as part of the process of talking to members of parliament and opinion-formers to ensure that the issues and concerns of the Group are considered and addressed. These activities are not intended to support any political party and the Group's policy is not to make any donations for political purposes in the normally accepted sense. The authorities were sought from shareholders to ensure that United Utilities Group, and its subsidiaries, act within the law in case any of their normal activities are caught by the legislation.

Accordingly, Shareholders of United Utilities will not be required separately to approve the authorisation of electronic communications or the making of political donations by United Utilities Group once they have become Shareholders of United Utilities Group pursuant to the Scheme.

15. Prospectus

The Prospectus relating to United Utilities Group and the United Utilities Group Ordinary Shares which is required to be published to effect the introduction of the United Utilities Group Ordinary Shares to the Official List, can be accessed in electronic form via www.unitedutilities.com. Should you wish to receive a paper copy of the Prospectus free of charge, please contact United Utilities' Registrars on 0871 384 2898 (or from outside the UK +44 121 415 0269). The Prospectus contains information (including financial information) in relation to United Utilities Group, a business overview of the Group, an operating and financial review in relation to the Group and a section of additional information, including details of the remuneration and shareholding of the Directors and material contracts of the Group.

16. Action to be taken

16.1 *Voting at the Court Meeting and the General Meeting*

On 1 July 2008, the Court Meeting and the General Meeting will be held to seek approval for the Proposals. Notices of the Court Meeting and the General Meeting are set out as Parts VIII and IX of this document respectively.

Forms of proxy are enclosed as follows:

(a) for the Court Meeting, a blue Form of Proxy; and

(b) for the General Meeting, a white Form of Proxy.

Whether or not you propose to attend the meetings in person, you are requested, if you hold United Utilities Shares in certificated form, to complete and sign both Forms of Proxy.

Completed Forms of Proxy should be returned (together with any power of attorney or other authority under which it is signed or a duly certified copy of such power or authority) to the Registrars, Equiniti Limited either by post to, Aspect House, Lancing, West Sussex BN99 6DA or, by hand during normal business hours only, to Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, as soon as possible, and in any event so as to arrive not later than 11:00 a.m. on 29 June 2008 in respect of the blue Form of Proxy for the Court Meeting and 11:15 a.m. on 29 June 2008 in respect of the white Form of Proxy for the General Meeting. In each case, the Forms of Proxy should be completed in accordance with the instructions printed on them.

The blue Form of Proxy in respect of the Court Meeting may also be handed to the Registrars or the Chairman at the Court Meeting before the start of such meeting. However, in the case of the General Meeting, unless the white Form of Proxy is returned to the Registrars so as to arrive by 11:15 a.m. on 29 June 2008 or, if the meeting is adjourned, 48 hours before the time appointed for the adjourned meeting, it will be invalid.

Alternatively, you can submit your proxy vote electronically by visiting www.sharevote.co.uk. You will need to enter your voting reference numbers, the three numbers quoted on your Forms of Proxy and follow the online instructions. The deadline for receipt of electronic proxies is 11:00 a.m. for the Court Meeting and 11:15 a.m. for the General Meeting on 29 June 2008 or, if either of the meetings is adjourned, 48 hours before the time appointed for the adjourned meeting(s).

If you hold your United Utilities Shares in CREST, you can appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual. Your CREST Proxy Instruction must be received by the Registrars by 11:15 a.m. on 29 June 2008 or, if the meeting is adjourned, 48 hours before the time appointed for the adjourned meeting.

The lodging of the Forms of Proxy, submitting your proxy vote electronically or transmitting a CREST Proxy Instruction will not prevent you from attending either the Court Meeting or the General Meeting and voting in person should you decide to do so.

Holders of United Utilities ADRs should refer to paragraph 10 of this Part II for more information on what action they should take.

16.2 ***Making an election in respect of the Return of Capital***

Using the enclosed Form of Election, you should elect for one of the B Share Alternatives in relation to your B Shares. Shareholders (other than Restricted Overseas Shareholders) wishing to elect for one or more of the alternatives should tick and sign the relevant boxes on the Form of Election accompanying this document and return it to the Registrars in the reply-paid envelope to be received by no later than 4:30 p.m. on 8 August 2008.

If you do not properly complete and return your Form of Election (or TTE instruction for CREST Shareholders) so as to be received by 4:30 p.m. on 8 August 2008, unless the Board of United Utilities Group otherwise determines, you will be deemed to have chosen the Initial B Share Redemption (Alternative 1) for all of your B Shares which means your entire holding of B Shares will be redeemed on the Initial B Share Redemption Date (expected to be 11 August 2008).

If you have any further questions relating to this document or the completion of the Forms of Proxy or the Form of Election, please call Equiniti Limited, United Utilities Registrars, on 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) between 9:00 a.m. and 5:00 p.m. Monday to Friday (excluding public holidays). Please note that calls to these numbers may be monitored and recorded and no advice on the merits of the Proposals can be given, nor any legal, financial or tax advice.

No action with respect to the B Shares issued under the Scheme is required from Restricted Overseas Shareholders or holders of United Utilities ADRs.

17. Further information

Your attention is drawn to the Chairman's Letter set out in Part I of this document, the Scheme (which is set out in full in Part III of this document) and the additional information set out in Part VI of this document.

Yours faithfully

Martin Pengelley
for and on behalf of
Deutsche Bank AG, London Branch

David Clasen
for and on behalf of
JPMorgan Cazenove Limited

PART III

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE **No. 4197 of 2008**
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF UNITED UTILITIES PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under section 899 of the Companies Act 2006)

between

UNITED UTILITIES PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, references to Clauses are references to clauses of this scheme of arrangement and, unless the context otherwise requires, the following expressions shall bear the following meanings:

"B Shares"	means the B shares of 170 pence each in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme;
"business day"	means a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Circular"	means this document of which the Scheme forms part;
"Class A Shares"	means the redeemable class A shares of one pence each in the capital of United Utilities Group to be allotted *pro rata* to holders of United Utilities Group Ordinary Shares (or, if United Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) upon capitalisation of the merger reserve created upon the Scheme becoming effective and which are to be cancelled as part of the United Utilities Group Reduction of Capital;
"Companies Acts"	means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force;
"Court"	means the High Court of Justice of England and Wales;
"Court Hearing"	means the hearing of the claim form to sanction the Scheme and confirm the reduction of capital of United Utilities involved in the Scheme;

"Court Meeting"	means the meeting of the holders of United Utilities Shares convened for 1 July 2008 by order of the Court pursuant to section 896 of the Companies Act 2006 to consider and, if thought fit, approve this Scheme, and any adjournment of that meeting;
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the CREST Regulations;
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"holder"	means a registered holder, and includes any person(s) entitled by transmission;
"in certificated form"	means in relation to a share or other security, a share or other security which is not in uncertificated form;
"New United Utilities Shares"	means the ordinary shares of United Utilities created following the cancellation under the Scheme which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the Scheme Shares cancelled;
"NZ Shareholders"	means Shareholders who have an address in New Zealand on the Register;
"Overseas Shareholder"	means a Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom;
"penny", "pence", "p", "£" or **"pounds sterling"**	means the lawful currency of the United Kingdom;
"Proposals"	means the Scheme, the subsequent United Utilities Group Reduction of Capital and the proposed return of capital of approximately £1.5 billion to shareholders;
"Prospectus"	means the prospectus relating to United Utilities Group and the United Utilities Group Ordinary Shares, expected to be published on or around the date of the Circular;
"Redeemable Preference Shares"	means the redeemable non-voting preference shares of £1 each in the capital of United Utilities Group;
"Register"	means the register of members of United Utilities;
"Scheme"	means this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Effective Date"	means the date on which this Scheme becomes effective in accordance with Clause 7;
"Scheme Record Date"	means the business day immediately preceding the Scheme Effective Date;
"Scheme Record Time"	means 6:00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	means a holder of Scheme Shares as appearing in the Register at the Scheme Record Time;

"Scheme Shares"	means: (A) all United Utilities Shares in issue at the date of the Scheme and remaining in issue at the Scheme Record Time; (B) all (if any) additional United Utilities Shares in issue prior to the Scheme Voting Record Time and remaining in issue at the Scheme Record Time; and (C) all (if any) further United Utilities Shares which may be in issue immediately prior to the confirmation by the Court of the capital reduction provided for under the Scheme on terms that the original or any subsequent holders thereof shall be bound by the Scheme and remaining in issue at the Scheme Record Time;
"Scheme Voting Record Time"	means 6:00 p.m. on 29 June 2008 or, if the Court Meeting is adjourned, 6:00 p.m. on the second day before the date of such adjourned meeting;
"Subscriber Ordinary Shares"	means the ordinary shares of £1 each in the capital of United Utilities Group whose rights will be deferred upon the Scheme becoming effective;
"UK" or **"United Kingdom"**	means the United Kingdom of Great Britain and Northern Ireland;
"uncertificated" or **"in uncertificated form"**	means, in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
"United Utilities" or the **"Company"**	means United Utilities PLC, a public limited company incorporated in England and Wales with registered number 02366616;
"United Utilities Group"	means United Utilities Group PLC, a public limited company incorporated in England and Wales with registered number 06559020;
"United Utilities Group Ordinary Shares"	means the ordinary shares of 500 pence each (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme;
"United Utilities Group Reduction of Capital"	means the proposed reduction of capital of United Utilities Group under section 135 of the Companies Act 1985 to be undertaken shortly after the Scheme Effective Date; and
"United Utilities Shares"	means the ordinary shares of £1 each in the capital of United Utilities.

All times referred to in this Scheme are references to London time unless otherwise specified.

(B) The authorised share capital of United Utilities at the date of this Scheme is £1,300,000,000 divided into 1,300,000,000 United Utilities Shares of £1 each, of which as at 30 May 2008 (being the latest practicable date prior to the posting of the Circular), 881,708,819 United Utilities Shares have been issued and are credited as fully paid and the remainder were unissued. It is intended to issue one share in the capital of United Utilities as one non-voting deferred A share shortly before the hearing when the Court is asked to sanction the Scheme and confirm the capital reduction of United Utilities.

(C) United Utilities Group was incorporated and registered in England and Wales as a private limited company on 8 April 2008, with registered number 06559020 and with the name United Utilities Newco Limited. It re-registered as a public limited company and changed its name to United Utilities Group PLC on 28 April 2008.

(D) The authorised share capital of United Utilities Group at the date of this document is £10,530,050,002 divided into 1,000,000,000 United Utilities Group Ordinary Shares of 500 pence each, 900,000,000 B Shares of 170 pence each, 400,000,000,000 Class A Shares of one pence each, 50,000 Redeemable Preference Shares of £1 each and two Subscriber Ordinary Shares of £1 each. The two Subscriber Ordinary Shares and the 50,000 Redeemable Preference Shares have been issued. All other shares are unissued.

(E) No Scheme Shares are or will be beneficially owned by United Utilities Group.

(F) United Utilities Group has agreed to appear by Counsel at the Court Hearing, to consent to the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1. Cancellation of Scheme Shares

(A) The share capital of United Utilities shall be reduced by cancelling and extinguishing all of the Scheme Shares.

(B) Forthwith and contingent upon the reduction of capital referred to in sub-clause (A) of this Clause 1 taking effect:

(i) the authorised share capital of United Utilities shall be increased to its former amount by the creation of such number of New United Utilities Shares as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to sub-clause (A) of this Clause 1; and

(ii) United Utilities shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full, at par, the New United Utilities Shares created pursuant to sub-clause (B)(i) of this Clause 1 and shall allot and issue the same, credited as fully paid up, to United Utilities Group and/or its nominee(s).

2. Consideration for the cancellation of the Scheme Shares and issue of New United Utilities Shares

In consideration of the cancellation of the Scheme Shares and the issue of the New United Utilities Shares to United Utilities Group and/or its nominee(s) pursuant to Clause 1, United Utilities Group shall (subject to the remaining provisions of this Scheme) allot and issue (credited as fully paid) United Utilities Group Ordinary Shares and B Shares to the holders of Scheme Shares on the basis of 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares held at the Scheme Record Time (as appearing in the Register) and one B Share for each United Utilities Share held at the Scheme Record Time (as appearing in the Register).

No fractions of United Utilities Group Ordinary Shares shall be allotted and issued to any holder. Instead, all fractions to which holders would have otherwise been entitled shall be aggregated and sold in the market on behalf of such holders as soon as reasonably practicable after the Scheme Effective Date and the net proceeds of such sale shall be paid in cash to such holders entitled thereto in due proportions in accordance with the provisions of Clause 4, rounding downwards to the nearest whole penny. None of United Utilities, United Utilities Group or any person acting on behalf of them or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale.

3. Allotment and issue of United Utilities Group Ordinary Shares and B Shares

(A) The United Utilities Group Ordinary Shares to be issued pursuant to Clause 2 shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of United Utilities Group.

(B) The provisions of Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, United Utilities Group is advised that the allotment and issue of United Utilities Group Ordinary Shares and/or B Shares pursuant to Clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require United Utilities Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of United Utilities Group, it would be unable to comply or which it regards as unduly onerous, then United Utilities Group may in its sole discretion determine that:

(i) in the case of the allotment and issue of United Utilities Group Ordinary Shares, United Utilities Group may in its sole discretion determine that such shares shall be allotted and issued to such person as United Utilities Group may procure, as nominee for such Overseas Shareholder, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 4. None of United Utilities, United Utilities Group or any nominee so appointed or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; or

(ii) where such United Utilities Group Ordinary Shares have already been allotted and issued (in circumstances where sub-clause (B)(i) of this Clause 3 does not apply), such United Utilities Group Ordinary Shares shall be sold, and United Utilities Group shall appoint a person to act pursuant to this sub-clause (B)(ii) and such person shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which United Utilities Group has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 4. To give effect to any such sale, the person so appointed shall be authorised on behalf of such Overseas Shareholder to execute and deliver a form of transfer and to give such instructions and to do all such things which he may consider necessary or expedient in connection with such sale. None of United Utilities, United Utilities Group or the person so appointed or any broker or agent or any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; or

(iii) in the case of the allotment and issue of B Shares, United Utilities Group may in its sole discretion determine that such shares shall be allotted and issued to such person as United Utilities Group may procure, as nominee for such Overseas Shareholder, until such time as they are redeemed pursuant to the Initial B Share Redemption. The net proceeds of such redemption (after the reduction of all expenses and commissions) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 4. None of United Utilities, United Utilities Group or any nominee so appointed or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such redemption; or

(iv) where such B Shares have already been allotted and issued (in circumstances where sub-clause (B)(iii) of this Clause 3 does not apply), such B Shares shall be redeemed pursuant to the Initial B Share Redemption.

(C) The provisions of Clause 2 shall be subject to this sub-clause (C) of this Clause 3. In the case of NZ Shareholders, B Shares will be allotted and issued to a nominee appointed by United Utilities who will not make any elections with respect of such B Shares and then pay the net proceeds of the Initial B Share Redemption (after the reduction of all expenses and commissions) to the relevant NZ Shareholders. None of United Utilities, United Utilities Group or any nominee so appointed or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such redemption.

4. Certificates and payments

(A) Not later than five business days after the Scheme Effective Date, United Utilities Group shall allot and issue all United Utilities Group Ordinary Shares and B Shares which it is required to allot and issue to give effect to this Scheme and, not later than fifteen business days after the Scheme Effective Date, United Utilities Group shall send by first class post to the allottees of the United Utilities Group Ordinary Shares (and those B Shares in respect of which an election was made for the Final B Share Redemption (Alternative 3)) certificates in respect of due entitlement to such shares save that where United Utilities Shares are held in uncertificated form, United Utilities Group will procure that Euroclear UK & Ireland Limited is instructed to cancel the entitlement to United Utilities Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder the due entitlement to United Utilities Group Ordinary Shares and B Shares.

(B) Not later than five business days following the sale of any relevant United Utilities Group Ordinary Shares or redemption of any relevant B Shares pursuant to sub-clauses (B) and (C) of Clause 3, United Utilities Group shall procure that the nominee or appointee, as the case may be, shall account for the cash payable by either despatching to the persons respectively entitled thereto cheques and/or warrants by post or where United Utilities Shares are held in uncertificated form, crediting the relevant amount to the appropriate account in CREST of each such Scheme Shareholder.

(C) All certificates required to be sent by United Utilities Group pursuant to sub-clause (A) of this Clause 4 and all cheques or warrants required to be sent pursuant to sub-clause (B) of this Clause 4 shall be sent by first class post in envelopes addressed to and at the risk of the persons respectively entitled thereto at their respective addresses appearing in the Register at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the Register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of United Utilities prior to the Scheme Record Time.

(D) If United Utilities Group Ordinary Shares and B Shares are consolidated or subdivided or if the nominal value of United Utilities Group Ordinary Shares and/or B Shares is reduced prior to the despatch of any certificates or the giving of any instructions in accordance with this Clause 4, the certificates or instructions shall relate to such United Utilities Group Ordinary Shares and B Shares as so consolidated, subdivided and/or reduced.

(E) None of United Utilities, United Utilities Group, any nominee referred to in sub-clauses (B)(i), (B)(iii) or (C) of Clause 3, such person appointed to act under sub-clause (B)(ii) of Clause 3 or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this Clause 4.

(F) All cheques and warrants shall be made payable to the holder(s) and posted to the registered address of the first named of the joint holders whose name stands first in the Register at the Scheme Record Time in respect of that joint holding and the encashment of any such cheque or warrant shall be a complete discharge of United Utilities Group for the monies represented thereby.

(G) This Clause 4 shall be subject to any prohibition or condition imposed by law.

5. Certificates representing Scheme Shares

With effect from and including the Scheme Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings. The holders of such shares shall be bound at the request of United Utilities or United Utilities Group to deliver such certificates for cancellation to United Utilities, United Utilities Group or to any person appointed by United Utilities to receive the same, unless such certificates have been destroyed on receipt of the share certificates in respect of the United Utilities Group Ordinary Shares and the B Shares to which they are entitled.

6. Mandated payments and other instructions

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from United Utilities shall, unless and until varied or revoked, be deemed as from the Scheme Effective Date to be a valid and effective mandate or instruction to United Utilities Group in relation to the corresponding United Utilities Group Ordinary Shares and B Shares to be allotted and issued to Scheme Shareholders pursuant to this Scheme.

7. Scheme Effective Date

(A) This Scheme shall become effective as soon as an office copy of the order of the Court sanctioning this Scheme under section 899 of the Companies Act 2006 and confirming the reduction of capital provided for by this Scheme under section 137 of the Companies Act 1985 shall have been duly delivered to the Registrar of Companies for registration and been registered by him.

(B) Unless this Scheme shall have become effective on or before 31 December 2008 or such later date, if any, as United Utilities and United Utilities Group may agree and the Court may allow, it shall lapse.

8. Loans by United Utilities

United Utilities is authorised and permitted to lend to United Utilities Group the sum of £1,501 million, or such lesser sum as the directors of United Utilities may consider necessary, to enable United Utilities Group to finance the proposed return of approximately £1.5 billion to shareholders.

9. Costs

United Utilities is authorised and permitted to pay all costs and expenses relating to the issue of the Circular and the Prospectus and the negotiation, preparation and implementation of the Proposals.

10. Modification

United Utilities and United Utilities Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 6 June 2008

PART IV

RIGHTS AND RESTRICTIONS ATTACHING TO THE B SHARES AND THE DEFERRED SHARES

1. Rights and restrictions of the B Shares

The following summarises the rights of the B Shares and the restrictions to which they are subject, which are reflected in the United Utilities Group Articles.

1.1 *Elections in respect of B Shares*

(A) Shareholders (other than certain Overseas Shareholders (including US Shareholders)) will be sent a Form of Election together with the Circular under which they can elect in relation to any of their B Shares to have them redeemed on the Initial B Share Redemption Date, to receive the B Share Dividend or to have them redeemed on the Final B Share Redemption Date.

(B) Holders of B Shares (other than certain Overseas Shareholders (including US Shareholders) who are deemed to have elected to receive the B Share Dividend) who have not returned a duly completed Form of Election or provided a TTE instruction through the CREST system by 4:30 p.m. on 8 August 2008 (or such later time and/or date as the Board may determine) will have all of their B Shares redeemed on the Initial B Share Redemption Date.

(C) The Board may, if they so determine in their absolute discretion, accept a Form of Election which is received after the relevant time or which is not correctly completed.

(D) The Board may make such determinations or arrangements with respect to Forms of Election or the ability of certain Shareholders to elect for any of Alternative 1, Alternative 2 or Alternative 3 as the Board may judge necessary or expedient to deal with legal or practical problems arising in any overseas territory or because of shares being represented by depositary receipts or to deal with the requirements of any regulatory body or stock exchange or with any other matter whatsoever.

1.2 *Income – B Share Dividend*

Shareholders who have elected for Alternative 2 (B Share Dividend) shall be entitled to receive, out of the profits available for distribution, a single dividend of 170 pence for each B Share elected to be subject to that alternative. Each B Share in respect of which the B Share Dividend is payable, shall on 11 August 2008 (or such other date as the Board of United Utilities Group shall determine) be automatically reclassified as a Deferred Share of 170 pence nominal value. The rights and restrictions attaching to the Deferred Shares are summarised in paragraph 2 of this Part IV.

1.3 *Income – B Share Continuing Dividend*

Shareholders who have elected for Alternative 3 (Final B Share Redemption) shall be entitled:

(A) with effect from 11 August 2008 (or such other date as the Board of United Utilities Group shall determine), out of the profits available for distribution in respect of each financial year or other accounting period of United Utilities Group, in priority to any payment of dividend or other distribution to the holders of any United Utilities Group Ordinary Shares and before profits are carried to reserves but after payment of the preferential dividend on the Redeemable Preference Shares, to be paid a non-cumulative preferential dividend at the Interest Rate on the amount of 170 pence per B Share. The B Share Continuing Dividend shall be payable only to the extent that United Utilities Group has sufficient distributable reserves. Such dividend shall become payable on 14 April 2009 and be calculated in respect of the period from 11 August 2008 to (and including) 13 April 2009 and on the basis of a 365 day year. The aggregate

entitlement of each holder of B Shares to the B Share Continuing Dividend in respect of all B Shares held by such holder shall be rounded down to the nearest penny;

(B) payment of the B Share Continuing Dividend shall be made to holders of the B Shares on the register on 9 April 2009; and

(C) the holders of the B Shares shall not be entitled to any further right of participation in the profits of United Utilities Group.

1.4 ***Redemption – Initial B Share Redemption***

Shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for Alternative 1 (Initial B Share Redemption) and, unless the Board of United Utilities Group otherwise determines, those Shareholders not making a valid election before 4:30 p.m. on 8 August 2008 (or such other date as the Board of United Utilities Group shall determine), will have their B Shares redeemed by United Utilities Group on 11 August 2008 (or such other date as the Board of United Utilities Group shall determine) for the sum of 170 pence in respect of each B Share in respect of which they have elected, or are deemed to have elected, to be subject to Alternative 1. All B Shares which are redeemed will immediately and automatically be cancelled.

1.5 ***Redemption – Final B Share Redemption***

Shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for Alternative 3 (Final B Share Redemption) will have their B Shares redeemed on 14 April 2009 (or such other date as the Board of United Utilities Group shall determine) for the sum of 170 pence in respect of each B Share which they have elected to be subject to Alternative 3. At the time of payment of the redemption proceeds, United Utilities Group shall also pay the B Share Continuing Dividend. All B Shares which are redeemed will immediately and automatically be cancelled.

1.6 ***Capital – return of capital on winding-up***

On a return of capital on winding-up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of B Shares will be entitled before any payment to the holders of the United Utilities Group Ordinary Shares, Deferred Shares, Class A Shares or Subscriber Ordinary Shares but after payment to the holders of Redeemable Preference Shares of the nominal amount of such Shares together with the relevant proportion of accrued but unpaid dividends on such shares, to repayment of the sum of 170 pence in respect of each B Share held by them respectively together with a sum equal to the relevant proportion of the B Share Continuing Dividend which would have been payable if the winding-up had taken effect on 14 April 2009. The relevant proportion shall be the number of days from and including 11 August 2008 to, but excluding, the date of such winding-up divided by 246. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all B Shares held by them shall be rounded down to the nearest whole penny.

The holders of B Shares shall not be entitled to any further right of participation in the assets of United Utilities Group. If on a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share on a *pro rata* basis in the distribution of assets (if any) in proportion to the amounts to which they would otherwise be entitled.

1.7 ***Attendance and voting at general meetings***

The holders of B Shares will only receive notice of general meetings of United Utilities Group and will only be able to attend, speak and vote at such general meetings if a resolution is to be proposed at the general meeting for the winding-up (excluding any intra-group reorganisation on a solvent basis) of United Utilities Group, in which case the holders of B Shares will receive notice of the general meeting and will have the right to attend, speak and vote on that resolution only.

If the holders of the B Shares are entitled to vote at a general meeting of United Utilities Group, on a show of hands every holder who is present in person at the general meeting shall have one vote and

every proxy present who has been duly appointed by a holder shall have one vote. On a poll every holder of B Shares who is present in person or by proxy shall have one vote for each fully paid B Share of which he is the holder.

1.8 *Class rights*

United Utilities Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by United Utilities Group of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose and United Utilities Group shall be authorised at any time to reduce its capital (in accordance with the Companies Acts) without obtaining the consent of the holders of the B Shares including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out in paragraph 1.6 above.

1.9 ***Form, transferability and listing***

No share certificates or other documents of title shall be issued in relation to the B Shares in respect of which the B Share Dividend is paid or which are redeemed by United Utilities Group on the Initial B Share Redemption Date.

The holders of B Shares cannot renounce their B Shares. Any transfer of B Shares must be effected in writing and either in the usual or standard form or in any other form approved by the Directors. Every transfer of uncertificated B Shares must be carried out using a relevant system (e.g. CREST).

No application has been, or will be, made to the UK Listing Authority for the B Shares to be admitted to the Official List or to the London Stock Exchange or for the B Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

2. Rights and restrictions of the Deferred Shares

The following summarises the rights of the Deferred Shares and the restrictions to which they are subject, which are reflected in the United Utilities Group Articles.

2.1 ***Income***

The Deferred Shares shall confer no right to participate in the profits of United Utilities Group.

2.2 ***Capital***

On a return of capital on a winding-up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of Deferred Shares will be entitled to the amount paid up or treated as paid up on the nominal value of each Deferred Share before any payments to the holders of the Class A Shares and the Subscriber Ordinary Shares but after:

(A) first, paying to the holders of Redeemable Preference Shares the nominal amount of such Redeemable Preference Shares together with the relevant proportion of accrued but unpaid dividends on such shares;

(B) secondly, paying to the holders of B Shares 170 pence per B Share held by them together with a sum equal to the relevant proportion of the B Share Continuing Dividend calculated as described in paragraph 1.6 above; and

(C) thirdly, paying to the holders of United Utilities Group Ordinary Shares the amount paid up or treated as paid up on the nominal value of each United Utilities Group Ordinary Share together with the sum of £100,000 on each United Utilities Group Ordinary Share.

The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of United Utilities Group.

2.3 ***Redemption***

Subject to the provisions of the Companies Acts and to the provisions of the United Utilities Group Articles, United Utilities Group may at its discretion, at any time after 31 August 2008, without prior notice, redeem some or all of the Deferred Shares then in issue, in each case for a total aggregate price not exceeding one pence for all such Deferred Shares redeemed. This payment may be made, if the Board so determines, to charity. All Deferred Shares shall, upon redemption, immediately and automatically be cancelled.

2.4 ***Attendance and voting at general meetings***

The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of United Utilities Group or to attend, speak or vote at any such meeting.

2.5 ***Form and transferability***

The Deferred Shares will not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except with the written consent of the Board.

2.6 ***Class rights***

United Utilities Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of holders of Deferred Shares.

A reduction by United Utilities Group of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and United Utilities Group shall be authorised at any time to reduce its capital (in accordance with the Companies Acts) without obtaining the consent of the holders of the Deferred Shares.

PART V

UNITED KINGDOM TAXATION

1. General

The following summary is intended as a general guide only and relates only to certain UK tax consequences of receiving the United Utilities Group Ordinary Shares and B Shares under the Scheme. It is based on current UK tax law and the current practice of HMRC, both of which are subject to change, possibly with retrospective effect. Therefore the future UK tax treatment of the acquisition, ownership and/or disposal of United Utilities Group Ordinary Shares, the B Shares and the Class A Shares may potentially be subject to change, which could impact upon the UK tax position of the Shareholder. The summary is intended to apply only to Shareholders who are resident in the UK for UK tax purposes, who hold the United Utilities Group Ordinary Shares and B Shares as investments and not on trading account, to whom Class A Shares are allotted and who are the beneficial owners of the United Utilities Group Ordinary Shares, the Class A Shares and the B Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies, those holding shares by reason of their employment or collective investment schemes.

Any Shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposal of the United Utilities Group Ordinary Shares, the B Shares and the Class A Shares and/or who are subject to tax in a jurisdiction other than the UK should consult their tax advisers.

The tax treatment of participants in United Utilities Employee Share Plans may be different from that described below.

2. The Scheme and the United Utilities Group Reduction of Capital

For the purposes of the UK taxation of chargeable gains, the cancellation of the United Utilities Shares and the issue of United Utilities Group Ordinary Shares and B Shares should be treated as a reorganisation of share capital. Accordingly, Shareholders will not be treated as making a disposal in respect of the cancellation of United Utilities Shares or an acquisition in respect of the issue to them of the United Utilities Group Ordinary Shares and B Shares. The United Utilities Group Ordinary Shares and B Shares will be treated as having been acquired at the same time and for the same consideration as the United Utilities Shares for the purposes of UK taxation of chargeable gains.

Shareholders who alone, or together with connected persons, hold more than five per cent. of the United Utilities Shares are advised that United Utilities has obtained a clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that the Board of HMRC are satisfied that the scheme of reconstruction will be effected for *bona fide* commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax.

The sale, on behalf of Shareholders, of fractional entitlements to United Utilities Group Ordinary Shares resulting from the Scheme should not constitute a disposal by UK resident Shareholders. The amounts of any payments received by such Shareholders on the sale of fractional entitlements to United Utilities Group Ordinary Shares should, in practice, be deducted from the base cost of any United Utilities Group Ordinary Shares and B Shares received.

A Shareholder's original base cost (less amounts received on sale of any fractional entitlements, as referred to above) in his United Utilities Shares will be attributed to both the United Utilities Group Ordinary Shares and the B Shares, so only a proportion of the base cost of the original holding of United Utilities Shares will be available on a redemption of the B Shares. The attribution of the base cost of the United Utilities Shares should be made on the basis of the respective market values of the United Utilities Group Ordinary Shares and the B Shares on the first day that the former are listed on the Official List.

For the purposes of the UK taxation of chargeable gains, the United Utilities Group Reduction of Capital, which will be effected by decreasing the nominal value of each United Utilities Group Ordinary Share and by cancelling the Class A Shares which will have been allotted *pro rata* to holders of United Utilities Group Ordinary Shares on capitalisation of the merger reserve created in United Utilities Group on the Scheme Effective Date, should be treated as another reorganisation of share capital. Accordingly, Shareholders should not be treated as making a disposal of the United Utilities Group Ordinary Shares and Class A Shares for the purposes of the UK taxation of chargeable gains as a result of that reduction of capital. Furthermore, in practice, because the market value of the Class A Shares will be nil for the duration of their existence, there should be no tax charge on their cancellation.

3. Dividends

Under current tax law, United Utilities Group will not be required to withhold tax at source from dividend payments it makes.

3.1 ***Individuals***

An individual Shareholder who receives a dividend from United Utilities Group will generally be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual Shareholder's liability to income tax is calculated on the aggregate of the net dividend and the related tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to one-ninth of the cash dividend paid, or ten per cent. of the gross dividend.

An individual Shareholder who is not liable to income tax at the higher rate will be subject to income tax on dividends paid by United Utilities Group at the rate of ten per cent. of the gross dividend so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. If and to the extent that such Shareholder is liable to pay income tax at the higher rate, he will be subject to income tax on the gross dividend at 32.5 per cent. After taking into account the tax credit, such a Shareholder will have to account for tax at an effective rate of 25 per cent. of the net cash dividend received.

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to claim payment of any part of the tax credit.

3.2 ***Companies***

Companies will not normally be subject to corporation tax on any dividend received from United Utilities Group and will not be able to claim a tax credit attaching to any dividend.

4. B Shares: capital gains

4.1 ***B Share Dividend***

Shareholders who receive the B Share Dividend should note that a proportion of the base cost of their original holding of United Utilities Shares will be attributed to the B Shares and this amount should continue to be attributed to those B Shares following their reclassification as Deferred Shares (notwithstanding that the Deferred Shares have limited rights and value). Correspondingly, only a proportion of the base cost of the original holding of United Utilities Shares will be available on a disposal of United Utilities Group Ordinary Shares.

Shareholders liable to corporation tax should note that it is possible that section 30 Taxation of Chargeable Gains Act 1992 could be applicable to such a Shareholder who elects for the B Share Dividend. If it were applied, the effect would be broadly to deny any loss or impute a chargeable gain attributable to the payment of that dividend, depending on the apportionment of the base cost of the United Utilities Shares between the United Utilities Group Ordinary Shares and the B Shares.

4.2 *Redemption of B Shares*

On redemption of all or any of the B Shares, a Shareholder may, depending on his particular circumstances, be subject to UK tax on the amount of any chargeable gain realised, by reference to the sum received in respect of the redemption and the base cost attributed to the B Shares as described above.

No part of the proceeds received by a Shareholder on redemption of all or part of the B Shares should be treated as an income distribution in the Shareholder's hands.

The UK tax treatment of the redemption of B Shares described above is subject to the possible application of anti-avoidance provisions described in paragraph 6 below.

5. Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

5.1 *General*

Except in relation to depositary receipt arrangements or clearance services where special rules apply (see below):

(A) no stamp duty or SDRT will be payable on the creation of United Utilities Group Ordinary Shares or B Shares pursuant to the Scheme or the creation of Class A Shares;

(B) where Shareholders elect to redeem B Shares, the redemption of those B Shares will not give rise to a liability to stamp duty or SDRT; and

(C) an agreement to sell United Utilities Group Ordinary Shares or B Shares will normally give rise to a liability to SDRT for the purchaser, at the rate of 0.5 per cent. of the actual consideration paid. If an instrument of transfer of the United Utilities Group Ordinary Shares or B Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the actual consideration paid. When stamp duty is paid within six years of the agreement to transfer, the SDRT charge will generally be cancelled and any SDRT already paid should then be refunded.

5.2 Depositary receipt arrangements and clearance services

Where United Utilities Group Ordinary Shares or B Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the United Utilities Group Ordinary Shares or B Shares or, in the case of an issue to such persons, the issue price of the United Utilities Group Ordinary Shares or the B Shares (rounded up to the nearest £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of United Utilities Group Ordinary Shares or B Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of shares into the clearance service and the exemption from stamp duty and SDRT on transfer of shares whilst in the service.

However, shareholders who hold their United Utilities Shares through a depositary should not suffer SDRT on the issue of United Utilities Group Ordinary Shares or B Shares to the Depository and the receipt of ADRs.

6. Anti-avoidance provisions

Chapter 1, Part 13 of the Income Tax Act 2007 ("ITA") permits HMRC in certain circumstances to issue a shareholder within the charge to income tax with a notice stating that it will tax what would otherwise be a capital receipt as an income receipt. This would mean that a higher rate taxpayer who has elected for redemption of his B Shares, rather than the B Share Dividend would be subject to income tax at an effective rate of 25 per cent. of the cash received instead of being subject to the tax treatment described in paragraph 4.2 above. No application has been made to HMRC seeking clearance that these provisions will not be applied. However, having consulted with Tax Counsel, United Utilities does not expect that Chapter 1 Part 13 ITA will be applied, but recommends that any Shareholder who is in doubt as to his personal tax position in the light of his own particular circumstances, should take professional advice.

7. ISAs

If existing Shareholders of United Utilities currently hold their United Utilities Shares in the stocks and shares component of an ISA, the United Utilities Group Ordinary Shares should qualify for inclusion in the same way. However, neither the B Shares nor the Deferred Shares qualify for inclusion in the stocks and shares component of an ISA and Shareholders may be required to receive a transfer of such shares.

PART VI

ADDITIONAL INFORMATION

1. Summary of principal differences between the United Utilities Articles and the United Utilities Group Articles

The principal differences between the United Utilities Articles and the United Utilities Group Articles are explained below.

The reasons for the changes are to update the United Utilities Articles in light of the provisions of the Companies Act 2006 which came into force and those which will come into force on or before 6 April 2008 and 1 October 2008 respectively as well as to reflect current practice in relation to the articles of association of listed companies. These changes will not generally affect the substance of the rights which Shareholders have under the United Utilities Articles and are not referred to below unless considered material.

The United Utilities Group Articles also contain provisions dealing with the rights and restrictions attaching to the B Shares, the Deferred Shares, the Subscriber Ordinary Shares, the Redeemable Preference Shares and the Class A Shares. The rights attaching to the B Shares and the Deferred Shares are summarised in Part IV of this document. The rights attaching to the Subscriber Ordinary Shares, the Redeemable Preference Shares and the Class A Shares are summarised in section 4.2(B) of Part X of the Prospectus.

The Companies Act 2006 is being implemented in phases with the final phase due to come into force on 1 October 2009. Further changes to the United Utilities Group Articles will be made in due course to reflect the provisions of the Companies Act 2006 intended to come into force on 1 October 2009.

The main changes that have been made are:

Share capital: The United Utilities Group Articles reflect the composition of the share capital of United Utilities Group, details of which are given in this document.

Register of members: The provision in the United Utilities Articles permitting the board to suspend the registration of transfers of shares is not included in the United Utilities Group Articles.

Refusing registration on the transfer of shares: The Companies Act 2006 requires the reason for a refusal by the board of directors to register a transfer of shares on the register of members to be given. The United Utilities Articles allow the board to refuse to register any transfer of shares "in its absolute discretion and without giving any reason" which is no longer appropriate. The United Utilities Group Articles reflect the requirement of the Companies Act 2006.

Members' requisitions: The United Utilities Articles contain provisions which entitle a member or a group of members, if they satisfy certain minimum share ownership thresholds, to requisition a general meeting of the company, or to require that a resolution or statement provided by them is circulated by the company to all members. Equivalent provisions are now contained in the Companies Act 2006 and therefore these specific sections have been omitted from the United Utilities Group Articles.

Form of resolution: The United Utilities Articles provide for both special and extraordinary resolutions. References to extraordinary resolutions are not being included in the United Utilities Group Articles as the concept of extraordinary resolutions has not been retained under the Companies Act 2006.

Notice of general meetings: In accordance with changes introduced in the Companies Act 2006, the United Utilities Group Articles allow any general meeting, other than an annual general meeting to be convened by not less than fourteen clear days' notice. This is different from the United Utilities Articles, which require not less than twenty one clear days notice for an extraordinary general meeting which is convened for the passing of a special resolution.

Chairman's casting vote: The United Utilities Articles provide that in the case of an equality of votes of members at a general meeting of the company, the chairman of that meeting would be entitled to a second

or casting vote. The United Utilities Group Articles provide that the chairman shall not be entitled to such a casting vote.

Proxies: The United Utilities Group Articles provide for the right of a person appointed as proxy for a member to speak on behalf of that member at a general meeting of the company, whereas under the United Utilities Articles a proxy was not entitled to speak at a general meeting. Under the Companies Act 2006 and the United Utilities Group Articles, proxies are entitled to vote on a show of hands whereas under the United Utilities Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The United Utilities Group Articles give the directors discretion, when calculating time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed under the United Utilities Group Articles provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder.

Retirement by rotation: A transitional article dealing with the retirement by rotation has been included in the United Utilities Group Articles to take account at the annual general meetings of the company to be held in 2009 and 2010 of any period of service by a director on the board of United Utilities.

Directors' fees: The United Utilities Articles place a limit on the aggregate amount which may be paid to directors of the company in return for their holding the office of director, such limit being £750,000. This is effectively a limit on the amount which may be paid as fees to non-executive directors, since it does not apply to limit the amounts which may be paid to executive directors under their service contracts. In the United Utilities Group Articles this limit has been increased to £1,000,000.

Directors' ability to authorise conflict situations: The United Utilities Group Articles contain a new provision, not included in the United Utilities Articles. With effect from 1 October 2008, under section 175 of the Companies Act 2006, a director of a company will be under a duty to avoid a situation in which he has, or can have, a direct or indirect interest which conflicts or possibly may conflict with the interests of the company. This duty is not infringed if the relevant conflict situation is authorised by the other directors of the company, and in order to give that authorisation the directors must be permitted to do so by the company's articles of association. The United Utilities Group Articles include provision for the directors to authorise such conflict situations, and include related amendments to the provisions in the United Utilities Articles which refer to directors' interests.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the United Utilities Group Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

Borrowing powers: Some minor changes have been made to the provisions dealing with borrowing powers in the United Utilities Group Articles, mainly to update references to the relevant Companies Act 2006 provisions or conform the language to IFRS terminology.

Electronic and web communications: Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The United Utilities Group Articles continue to allow communications to members in electronic form and, in addition, as do the United Utilities Articles, they also permit the company to take advantage of the new provisions relating to website communications. The United Utilities Group Articles

make it clear that United Utilities Group can also take advantage of website communications with respect to the provision to members of its annual accounts.

Directors' indemnities and loans to fund expenditure: The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. The United Utilities Group Articles reflect this change by stating that the company may indemnify any director of the company against any liability to the extent permitted by company law.

Updated references to legislation: The United Utilities Group Articles provide updated references to relevant sections of legislation which have been enacted and come into force since the time when the United Utilities Articles were adopted and/or last amended, including specifically references to the Companies Act 2006.

Notwithstanding the differences between the United Utilities Articles and the United Utilities Group Articles outlined above, United Utilities Group Ordinary Shares will carry substantially the same rights as the United Utilities Shares (in particular the United Utilities Group Ordinary Shares will rank *pari passu* for dividends).

Copies of the United Utilities Articles and the United Utilities Group Articles are available for inspection as described in paragraph 9 of this Part VI.

2. Interests in shares

2.1 *Interests of Directors and Senior Managers*

On the Scheme becoming effective, assuming that no further United Utilities Shares have been purchased or issued after 2 June 2008, the latest practicable date prior to the publication of this Circular, certain of the Directors and Senior Managers will have the following beneficial and family interests in United Utilities Group Ordinary Shares and B Shares by virtue of the effect of the Scheme on their United Utilities Shares.

Director/ Senior Manager	*Number of United Utilities Shares*	*Number of United Utilities Group Ordinary Shares*	*Proportion of issued ordinary share capital of United Utilities Group*	*Number of B Shares*
Sir Richard Evans	381	294	0.00%	381
Philip Green	122,612	94,745	0.01%	122,612
Tim Weller	48,789	37,700	0.01%	48,789
Charlie Cornish	14,985	11,579	0.00%	14,985
Dr John McAdam	–	–	–	–
Dr Catherine Bell	–	–	–	–
Norman Broadhurst	530	409	0.00%	530
Paul Heiden	1,852	1,431	0.00%	1,852
David Jones	–	–	–	–
Andrew Pinder	6,222	4,807	0.00%	6,222
Nick Salmon	1,300	1,004	0.00%	1,300
Tom Keevil	30,389	23,482	0.00%	30,389
Alison Clarke	169	130	0.00%	169
Clive Elphick	23,684	18,301	0.00%	23,684
Gaynor Kenyon	3,317	2,563	0.00%	3,317
Martin Bradbury	17,611	13,608	0.00%	17,611
Ian McAulay	–	–	0.00%	–
Matthew Wright	–	–	0.00%	–
Total	271,841	210,053	0.03%	271,841

The interests of the Directors and Senior Managers together represent approximately 0.03 per cent. of the issued share capital of United Utilities in existence as at 2 June 2008, the latest practicable date prior to publication of this Circular.

The Directors' and Senior Managers' percentage holding of United Utilities Group Ordinary Shares is expected to remain the same as their percentage holding of United Utilities Shares, subject to fractional entitlements.

In addition to their having an interest in 271,841 United Utilities Shares as detailed in the table above, the Directors and Senior Managers also have interests in United Utilities Shares as a result of their participation in the United Utilities Employee Share Plans. These interests were as follows:

Directors' and Senior Managers' interests in the United Utilities PLC Performance Share Plan

	Award date	*Performance period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Philip Green	13/02/2006	01/04/2005 to 31/03/2008	688.5	78,432	78,432	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	82,249	93,420	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	92,359	98,620	01/06/2010	31/08/2010
Tim Weller	08/09/2006	01/04/2006 to 31/03/2009	676	47,338	53,767	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	53,157	56,760	01/06/2010	31/08/2010
Charlie Cornish	30/05/2005	01/04/2005 to 31/03/2008	657.5	30,419	30,419	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	40,237	45,700	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	45,183	48,245	01/06/2010	31/08/2010
Martin Bradbury	30/05/2005	01/04/2005 to 31/03/2008	657.5	14,145	14,145	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	17,308	19,657	01/06/2009	31/08/2009
Alison Clarke	11/06/2007	01/04/2007 to 31/03/2010	752.5	19,934	21,285	01/06/2010	31/08/2010
Clive Elphick	30/05/2005	01/04/2005 to 31/03/2008	657.5	15,810	15,810	01/06/2008	31/08/2008
	08/09/2006	01/04/2006 to 31/03/2009	676	16,643	18,902	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	14,951	15,964	01/06/2010	31/08/2010
Tom Keevil	14/12/2007	01/04/2007 to 31/03/2010	756.5	21,811	23,289	01/06/2010	31/08/2010
Gaynor Kenyon	08/09/2006	01/04/2006 to 31/03/2009	676	11,539	13,104	01/06/2009	31/08/2009
	11/06/2007	01/04/2007 to 31/03/2010	752.5	11,961	12,771	01/06/2010	31/08/2010

Directors' and Senior Managers' interests in the United Utilities PLC 2007 Matching Share Award Plan

	Award date	*Performance period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Philip Green	30/07/2007	01/04/2007 to 31/03/2010	662	51,624	55,123	01/06/2010	31/08/2010
Tim Weller	30/07/2007	01/04/2007 to 31/03/2010	662	22,015	23,507	01/06/2010	31/08/2010
Charlie Cornish	30/07/2007	01/04/2007 to 31/03/2010	662	14,606	15,596	01/06/2010	31/08/2010
Clive Elphick	30/07/2007	01/04/2007 to 31/03/2010	662	8,264	8,823	01/06/2010	31/08/2010
Gaynor Kenyon	30/07/2007	01/04/2007 to 31/03/2010	662	4,858	5,187	01/06/2010	31/08/2010

Matched share investment scheme for Philip Green

	Award date	*Retention period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Philip Green	16/01/2007	13/02/2006 to 12/02/2011	761	100,000	113,583	13/02/2011	13/05/2011

Matched share investment scheme for Tim Weller

	Award date	*Retention period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Tim Weller	14/02/2007	01/07/2006 to 30/06/2011	772.5	39,000	44,296	01/07/2011	01/10/2011

Special long-term incentive scheme for Charlie Cornish

	Award date	*Performance period*	*Market price of a share at award date (pence)*	*Maximum number of shares at award date*	*Maximum number of shares at 2 June 2008*	*Date exercisable from*	*Normal expiry date*
Charlie Cornish	16/03/2007	01/04/2006 to 31/03/2010	723	47,027	53,413	01/04/2010	01/07/2010

Senior Manager's interests in the United Utilities Executive (Unapproved) Share Option Scheme

	Date of grant	*Number of United Utilities Shares*	*Option price (pence)*	*Date exercisable from*	*Normal expiry date*
Martin Bradbury	03/12/1998	6,361	750.5	03/12/2001	02/12/2008

The above interests are based upon the interests of the Directors in United Utilities Shares which (i) have been notified by each Director of United Utilities Group to United Utilities pursuant to Chapter 3 of the Disclosure and Transparency Rules before 2 June 2008, the latest practicable date prior to publication of this Circular, or (ii) are interests of a connected person (within the meaning of the Disclosure and Transparency Rules) of a Director which have been notified to United Utilities by each

connected person (within the meaning of the Disclosure and Transparency Rules) pursuant to Chapter 3 of the Disclosure and Transparency Rules.

Each executive Director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 53,601 United Utilities Shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Share Trust as at 2 June 2008.

Save as set out above, no Director (nor any person connected with him or her) has any interests (beneficial or non-beneficial) in the share capital of United Utilities or United Utilities Group. Save as set out above, no Director (nor any person connected with him or her) holds an interest in any other securities of United Utilities or United Utilities Group.

2.2 ***Substantial shareholdings***

Insofar as is known to United Utilities Group by reference to relevant notifications made pursuant to Chapter 5 of the Disclosure and Transparency Rules, as at 2 June 2008, the latest practicable date prior to publication of this Circular, the only persons who hold voting rights, whether direct or indirect, of (and/or holdings, whether director or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire), three per cent. or more of the ordinary share capital of United Utilities were as follows:

Shareholder	*Number of United Utilities Shares as at 2 June 2008*	*Percentage of issued ordinary share capital of United Utilities Group as at 2 June 2008*
Invesco PLC	44,644,578	5.06%
Legal and General	35,472,365	4.02%
Pictet Asset Management S.A.	44,072,064	5.00%

Save as disclosed above, United Utilities Group is not aware of any person who holds voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire) three per cent. or more of the ordinary issued share capital of United Utilities.

Insofar as is known to United Utilities Group by reference to relevant notifications made pursuant to Chapter 5 of the Disclosure and Transparency Rules, as at 2 June, the latest practicable date prior to publication of this Circular, the following persons are expected to be the only persons who will hold voting rights, whether direct or indirect, of (and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire), three per cent. or more of the ordinary share capital of United Utilities Group immediately following Admission by virtue of the effect of the Scheme (assuming that no further United Utilities Shares have been purchased or issued after 2 June 2008):

Shareholder	*Number of United Utilities Group Ordinary Shares on Admission*	*Percentage of issued ordinary shares of United Utilities Group*
Invesco PLC	34,498,083	5.06%
Legal and General	27,410,463	4.02%
Pictet Asset Management S.A.	34,055,685	5.00%

None of the shareholders listed above has or will have voting rights that are different to those of any other holder of United Utilities Shares or United Utilities Group Ordinary Shares.

As at 2 June 2008, the latest practicable date prior to the publication of this Circular, United Utilities Group is not aware of any person who, directly or indirectly, acting jointly or with others or acting alone, could exercise control over United Utilities or, immediately following Admission, over United Utilities Group.

3. United Utilities Group Employee Share Plans

Subject to shareholder approval at the General Meeting, United Utilities Group has established the following new employee share schemes to operate from the Scheme Effective Date: the United Utilities Group 2008 Savings-Related Share Option Scheme (the "Sharesave Scheme"), the United Utilities Group 2008 Share Incentive Plan (the "Share Incentive Plan"), the United Utilities Group 2008 Performance Share Plan (the "Performance Share Plan"), the United Utilities Group 2008 International Plan (the "International Plan"), and the United Utilities Group 2008 Matching Share Award Plan (the "Matching Plan"). Each of these plans is in substantially the same form as the equivalent United Utilities Employee Share Plan.

In addition (but subject to shareholders' approval), United Utilities Group has passed a resolution which will allow it to establish additional employee share schemes for the benefit of the Group's overseas employees provided that such schemes operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such schemes do not confer upon participants benefits which are greater than those which could be obtained from the schemes described below and that, once such schemes have been established, they may not be amended without the approval of United Utilities Group in general meeting if such approval would be required to amend the corresponding provision of the schemes described below unless such approval to amend the corresponding provision has already been obtained.

The Board of United Utilities Group also intends to establish a plan for a limited number of senior managers below the executive leadership team level under which a proportion of the annual bonuses earned by the participants will be paid as deferred awards of United Utilities Group Ordinary Shares. In normal circumstances, the shares will be released after three years subject to continued employment with the Group. Special rules will apply on termination of employment and a change of control. The deferred awards will not be subject to performance conditions as they simply represent a deferral of bonuses already earned. Executive directors of United Utilities Group will not participate in this plan and no new shares or treasury shares will be used to satisfy the deferred awards. Accordingly, the plan does not require shareholders' approval under the Listing Rules.

The following is a summary of the main provisions of the United Utilities Group Employee Share Plans.

3.1 *Provisions which are common to all of the United Utilities Group Employee Share Plans*

Administration

The Sharesave Scheme and the Share Incentive Plan will be administered by the Board or a duly authorised committee of it. Each of the other schemes will be administered by the Remuneration Committee of the Board. References to the "Committee" in these summaries are to the Board or the Remuneration Committee as appropriate.

Source of shares

Awards may be satisfied by the issue of new United Utilities Group Ordinary Shares or by United Utilities Group Ordinary Shares held in treasury or by the purchase of United Utilities Group Ordinary Shares in the market either directly or through an employee trust.

Scheme limits

The United Utilities Group Employee Share Plans will be subject to the following limits:

(A) on any date, the aggregate nominal amount of United Utilities Group Ordinary Shares that may be allocated under the plans may not, when added to the nominal amount of United Utilities

Group Ordinary Shares allocated in the previous ten years under the plans, exceed ten per cent. of the equity share capital of United Utilities Group; and

(B) on any date, the aggregate nominal amount of United Utilities Group Ordinary Shares that may be allocated under the Performance Share Plan and the Matching Plan may not, when added to the nominal amount of United Utilities Group Ordinary Shares allocated in the previous ten years under such plans, exceed five per cent. of the then equity share capital of United Utilities Group.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase in the market (rather than by subscription or from the treasury) and no account is taken of shares which an employee purchases at market value using his own funds.

In calculating these limits, account will be taken of United Utilities Shares allocated under the United Utilities Employee Share Plans. Such allocations will be deemed to have been allocated under the corresponding United Utilities Group Employee Share Plan and, in the case of the Share Option Plans, (other than the United Utilities PLC Savings-Related Share Option Scheme 1999), as if they had been granted under the Performance Share Plan under (ii) above. Where options or awards under those plans are replaced by options or awards over United Utilities Group Ordinary Shares, the replacement options and awards will be deemed to have been allocated when the original options and awards were granted.

Listing

Any United Utilities Group Ordinary Shares allotted under the United Utilities Group Employee Plans will rank *pari passu* with other United Utilities Group Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment). An application will be made to the UK Listing Authority for any new shares issued to be admitted to the Official List and to the London Stock Exchange for permission to trade in those shares.

Variation of capital

In the event of a variation in the share capital of United Utilities Group or in such other circumstances as the Committee considers appropriate, options and awards may be adjusted in such manner as the Committee considers appropriate.

Benefits – non-pensionable

Benefits under the United Utilities Group Employee Share Plans will not form part of a participant's remuneration for pension purposes.

Amendments

The Committee may amend the United Utilities Group Employee Share Plans, or the terms or awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the United Utilities Group Employee Share Plans, no amendment which is to the advantage of employees or participants may be made, without the prior approval of United Utilities Group in general meeting, to those provisions dealing with eligibility, individual or scheme limits, the terms of options or awards, the adjustment of options or awards or the power of amendment.

3.2 *The Sharesave Scheme*

Eligibility

All UK employees of United Utilities Group and participating companies who have been employed for a minimum period fixed by the Committee will be entitled to participate in the Sharesave Scheme. In addition, the Committee may permit other employees to participate.

Participating companies may include joint venture companies in which the Group is a shareholder and employees of subsidiaries of such joint ventures.

Options

Options will entitle the participant to acquire United Utilities Group Ordinary Shares.

No payment will be required for the grant of an option.

Options will be personal to the participant and may not be transferred.

Timing

Invitations to apply for options may be issued at the following times: the 42 days after the Sharesave Scheme is approved by HMRC; the 42 days after United Utilities Group announces its results for any period; the 42 days following the lifting of any restrictions which prevent options from being granted during either of the previous two periods; and at other times when the Committee considers that exceptional circumstances exist.

Options may not be granted after 1 July 2018.

Savings contracts

To participate in the Sharesave Scheme, an eligible employee must enter into an HM Treasury approved savings contract with an appropriate bank or building society, under which the employee agrees to make monthly contributions for a period of either three or five years. The maximum monthly saving allowed under all savings contracts is £250. Employees who have chosen a five-year contract will have the choice of keeping their savings in their account for an additional two years in order to benefit from the seven-year bonus rates.

A tax-free bonus is payable by the savings institution at the end of the savings period (depending upon the length of the savings contract chosen).

Individual limit

An option will be over such number of United Utilities Group Ordinary Shares as have an aggregate exercise price as nearly as possible equal to, but not exceeding, the expected repayment proceeds of the relevant savings contract.

Exercise price

The exercise price may not be less than 80 per cent. of either the average of the middle-market quotations for an United Utilities Group Ordinary Share for the three dealing days immediately preceding the date upon which invitations to apply for options are issued to employees or the middle-market quotation on such other day as HMRC may agree.

Exercise of options

An option will normally only be exercisable for a period of six months commencing on the completion of the related savings contract (normally three, five or seven years after its commencement). An option will normally lapse if the employee leaves, but in certain circumstances (such as injury, disability or redundancy), early exercise may be possible.

Change of control etc

In the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding-up of United Utilities Group, participants may exercise their options. Participants may also be able to exchange their options for options over shares in the acquiring company.

3.3 ***The Share Incentive Plan***

Eligibility

All UK employees (including executive directors) of United Utilities Group and any participating company having completed a qualifying period of employment will be eligible to become a participant in the Share Incentive Plan.

Participating companies may include joint venture companies in which the Group is a shareholder and employees of subsidiaries of such joint ventures.

Awards

Awards under the Share Incentive Plan may take one of three forms:

Free shares: these are United Utilities Group Ordinary Shares awarded for no consideration up to a maximum market value of £3,000 in any tax year. Free shares must be held in trust for three years. United Utilities Group may specify that all free shares awarded at the same time must be held for up to five years.

If a participant leaves his employment, his free shares will be withdrawn from the Share Incentive Plan. However, there will be PAYE and national insurance liabilities if he leaves within five years of the award in circumstances other than by reason of his death or on account of injury, disability, redundancy or retirement or because the subsidiary which employs him or the business in which he is employed is sold.

Partnership shares: these are United Utilities Group Ordinary Shares which the participant purchases out of his pre-tax salary up to a maximum of either £125 or 10 per cent. of his salary, whichever is the lower figure. United Utilities Group may impose a lower limit in relation to any particular award.

Participants may withdraw their partnership shares from the Share Incentive Plan at any time and the partnership shares will be withdrawn from the Share Incentive Plan if the participant leaves employment. There are PAYE and national insurance liabilities when partnership shares are withdrawn within five years of their purchase, unless this is because the participant has left employment for one of the good leaver reasons described above.

Matching shares: these are United Utilities Group Ordinary Shares which may be awarded free of charge to participants who have bought partnership shares. The number of matching shares awarded will be based on the number of partnership shares bought by the participant, up to a maximum of two matching shares for each partnership share bought. Matching shares are treated in the same way as free shares and are subject to the same provisions for holding periods and forfeiture as free shares, but, in addition, it may be stipulated that, if a participant withdraws his partnership shares within three years after they were bought, his matching shares are forfeited. The tax consequences of matching shares being withdrawn from the Share Incentive Plan are the same as for free shares.

Dividend shares

Participants may be required to invest, or offered the choice of investing, cash dividends in United Utilities Group Ordinary Shares. The dividend shares must be held in the Share Incentive Plan for three years except that they must be withdrawn on the participant leaving employment. There will be income tax payable if the dividend shares are withdrawn within three years of their purchase, unless this is because the participant has left employment for one of the good leaver reasons described above.

Timing

Awards may not be made after 1 July 2018.

Voting rights

Participants may direct the trustees of the Share Incentive Plan how to exercise the voting rights attributable to their shares in the plan.

Change of control etc

In the event of a general offer being made to shareholders, or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

3.4 ***The Performance Share Plan***

Eligibility

All employees and directors (other than non-executive directors) of United Utilities Group and any of its subsidiaries will be eligible to participate at the discretion of the Committee.

Awards

Awards will take the form of deferred rights to receive (or to acquire for no cost) United Utilities Group Ordinary Shares.

No payment will be required for an award.

Awards will be personal to the participant and may not be transferred.

Timing

Awards may be made at any of the following times: the 42 days following the approval of the plan by the United Utilities Shareholders; the 42 days after United Utilities Group announces its results for any period; the 42 days following the lifting of any restrictions which prevent awards from being granted during either of the previous periods; and at other times when the Committee considers that exceptional circumstances exist. Awards will be made by the Trustee (the "Trustee") of the United Utilities Employee Share Trust on the recommendation of the Committee.

No awards will be granted after 1 July 2018.

Dividend enhancement

If a dividend or other distribution is made by United Utilities Group at any time during the period commencing at the beginning of the performance period relating to an award and ending on the date of vesting, there will be notionally added to the number of United Utilities Group Ordinary Shares subject to the award such number of whole United Utilities Group Ordinary Shares as could have been acquired with a sum equal to the aggregate cash amount of such dividend or distribution attributable to the United Utilities Group Ordinary Shares under the award.

Any United Utilities Group Ordinary Shares notionally added in this way to an award are referred to as 'Dividend Equivalent Shares'.

Performance conditions

Each award will be subject to a performance condition which, in normal circumstances, will determine whether or not the award vests. Performance conditions will be disclosed in United Utilities Group's Annual Report and Accounts in each year.

Individual limits

Other than in circumstances determined by the Committee to be exceptional, the market value of United Utilities Group Ordinary Shares awarded under the Performance Share Plan in any financial year to any individual may not exceed 100 per cent. of his or her annual salary (excluding benefits in kind).

Vesting of awards

In normal circumstances after the end of the performance period, the Committee will notify participants and the Trustee of the extent to which the performance conditions have been satisfied. To the extent to which the performance conditions have not been satisfied, the award shall lapse.

Where the award is in the form of a right to receive United Utilities Group Ordinary Shares, the vested United Utilities Group Ordinary Shares (and any accrued Dividend Equivalent Shares) will be transferred to the participant within 28 days after vesting. Where the award is in the form of a right to acquire the vested United Utilities Group Ordinary Shares (and any accrued Dividend Equivalent Shares), the participant may exercise that right on one occasion only in the three months after vesting.

Termination of employment

Awards will normally lapse if the participant ceases to be employed within the Group. However, special rules apply if the participant ceases to be employed by reason of normal retirement, early retirement with the consent of the Committee, ill-health, injury, disability, redundancy, the sale of the company or business in which the participant is employed or in other special circumstances as determined by the Trustee with the consent of the Committee. In these cases, the award may vest over such number of shares (taking into account any accrued Dividend Equivalent Shares) determined by the extent to which the performance conditions have been satisfied. Where the award takes the form of a right to acquire shares, it may be exercised during period after vesting as the Trustee may decide. Alternatively (and in the case of death), at the discretion of the Trustee acting on the recommendation of the Committee, the award may vest (and be exercised) on termination of employment. In such a case, the award will vest over such number of shares (taking into account any accrued Dividend Equivalent Shares) as the Trustee shall determine having regard to the extent to which the performance conditions have been satisfied over the abbreviated performance period ending with the cessation of employment.

In all circumstances where there is a cessation of employment for one of the reasons mentioned above, the number of shares that vest shall be reduced on the basis of a time apportionment having regard to the proportion of time that has elapsed from the first day of the relevant performance period to the cessation of employment as compared to the applicable unabbreviated performance period.

Change of control

In the event of a change of control or a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of United Utilities Group, the Trustee may decide that all or part of an award (including any accrued Dividend Equivalent Shares) may vest if and to the extent that the Trustee, acting on the recommendation of the Committee, considers it fair and reasonable taking into account the extent to which the performance conditions have been satisfied and such other criteria as the Trustee in its discretion considers relevant. In the event of an offer being made for United Utilities Group, the Trustee may similarly determine that awards may vest contingently upon the offer being successful.

3.5 ***The International Plan***

The terms of the International Plan are in all material respects similar to the Performance Share Plan except that participants do not have any rights to acquire United Utilities Group Ordinary Shares but instead are paid a cash sum equal to the value of the notional shares that vest.

3.6 ***The Matching Plan***

Eligibility

All employees and directors (other than non-executive directors) of United Utilities Group and its subsidiaries are eligible to participate at the discretion of the Committee.

Awards

Individuals who are invited to participate in the Matching Plan, and who wish to do so, may be required to invest part of their annual bonus in purchasing United Utilities Group Ordinary Shares. Alternatively, or in addition, individuals may be invited to elect voluntarily to invest part of their bonus in purchasing such shares. Individuals who accept the invitation to participate will be granted an award over additional United Utilities Group Ordinary Shares. The Committee will determine the number of shares over which the award will be granted but it may not exceed twice the number of shares acquired with the bonus that is compulsorily invested and one times the number of shares acquired with the voluntary investment.

Awards will take the form of deferred rights to acquire, for no cost, United Utilities Group Ordinary Shares.

Awards will be personal to the participant and may not be transferred.

Timing

Awards may be made at any of the following times: the 42 days following the approval of the plan by the United Utilities Shareholders; the 42 days after United Utilities Group announces its results for any period; the 42 days following the lifting of any restrictions which prevent awards from being granted during either of the previous periods; and at other times when the Committee considers that exceptional circumstances exist. Awards will be made by the Trustee (the "Trustee") of the United Utilities Employee Share Trust upon the recommendation of the Committee.

No awards will be granted after 1 July 2018.

Dividend enhancement

If a dividend or other distribution is made by United Utilities Group at any time during the period commencing at the beginning of the performance period relating to an award and ending on the date of vesting, there will be notionally added to the number of United Utilities Group Ordinary Shares subject to the award such number of whole United Utilities Group Ordinary Shares as could have been acquired with a sum equal to the aggregate cash amount of such dividend or distribution attributable to the United Utilities Group Ordinary Shares under award.

Any United Utilities Group Ordinary Shares notionally added in this way to an award are referred to as 'Dividend Equivalent Shares'.

Performance conditions

Each award will be subject to a performance condition which, in normal circumstances, will determine whether or not the award vests. Performance conditions will be disclosed in United Utilities Group Annual Report and Accounts each year.

Individual limits

The market value of United Utilities Group Ordinary Shares awarded under the Matching Plan in any financial year to an individual may not exceed 100 per cent. of his or her basic salary (excluding benefits in kind and bonuses) for the previous financial year.

Vesting of awards

In normal circumstances after the end of the performance period, the Committee will notify participants and the Trustee of the extent to which the performance conditions have been satisfied. To the extent to which the performance conditions have not been satisfied, the award shall lapse.

A participant may exercise his award (to the extent of the vested shares and any accrued Dividend Equivalent Shares) on one occasion only in the three months after vesting.

Termination of employment

An award will normally lapse when a participant ceases to be employed within the Group. However, special rules apply if the participant ceases to be employed by reason of normal retirement, redundancy, injury, disability, ill-health, the sale of the company or the business in which the participant is employed or in other special circumstances as determined by the Trustee with the consent of the Committee. In these cases, the award may be exercised over such number of shares (taking into account any accrued Dividend Equivalent Shares) determined by the extent to which the performance conditions have been satisfied. Such exercise may occur during such period after vesting as the Trustee may decide. Alternatively, at the discretion of the Trustee acting on the recommendation of the Committee, the participant may be permitted to exercise his award during the period of three months following termination of employment. In such case, the exercise of the award may occur over such number of shares (taking into account any accrued Dividend Equivalent Shares) as the Trustee shall determine having regard to the extent to which the performance conditions have been satisfied over the abbreviated performance period ending with the cessation of employment.

In all circumstances where there is a cessation of employment for one of the reasons mentioned above, the number of shares over which the award may be exercised shall be reduced on the basis of a time apportionment having regard to the proportion of time that has elapsed from the first day of the relevant performance period to the cessation of employment as compared to the applicable unabbreviated performance period.

Change of control

In the event of a change of control or a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of United Utilities Group, all awards may be exercised. In such a circumstance, the award may, at the discretion of the Trustee acting on the recommendation of the Committee, be exercised over the shares subject to the award (including any accrued Dividend Equivalent Shares) but only to the extent the Trustee considers it fair and reasonable, taking into account the extent to which the performance conditions have been satisfied and such other criteria as the Trustee in its discretion considers relevant. In the event of an offer being made for United Utilities Group, the Trustee may similarly determine that awards may vest contingently upon the offer being successful.

4. Deferred A Share issue to United Utilities Group

As at 2 June 2008 (the latest practicable date prior to the publication of this Circular), United Utilities Group did not own or control any United Utilities Shares. It is intended that, in the period after the General Meeting and before the Court Hearing, the Board will exercise its authority under the United Utilities Articles to issue to United Utilities Group one share in the capital of United Utilities as a non-voting deferred A share (the "**Deferred A Share**").

The Deferred A Share will confer no rights on the holder to vote at any general meetings of United Utilities, no right to receive any share in the profits of United Utilities and the right to receive on a return of assets in a winding-up only up to the nominal amount of the Deferred A Share after payment of £1,000,000 per ordinary share but no other right to participate in any amount paid or distributed by United Utilities whatsoever. As the Deferred A Share will have no voting rights or dividend rights and very limited rights on any return of assets in a winding-up, it will be of effectively no economic value. The Deferred A Share will be a separate class of shares from the United Utilities Shares and, therefore, will not be subject to the Scheme.

It is intended that the Deferred A Share will be subscribed by United Utilities Group for a subscription price of £1 payable in cash. By acquiring the Deferred A Share, United Utilities Group will be a member of United Utilities on the Scheme Effective Date and accordingly, there will be no requirement under section 103 of the Companies Act 1985 for an independent valuation of the New United Utilities Shares to be allotted to United Utilities Group under the Scheme. The Deferred A Share will be allotted under the general authority to allot shares granted to the Directors at the annual general meeting of United Utilities held on 27 July 2007.

5. Working capital statement

United Utilities is of the opinion that following the return of capital of approximately £1.5 billion to shareholders, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this Circular.

6. Significant change

There has been no significant change in the financial or trading position of United Utilities since 31 March 2008, being the date to which United Utilities prepared its preliminary results which were announced on 3 June 2008.

Since its incorporation on 8 April 2008, United Utilities Group has not traded and there has been no significant change in the financial or trading position of United Utilities Group since 23 April 2008, the date to which the Accountants' Report contained in Part III of the Prospectus was prepared.

7. Costs and expenses

All costs and expenses relating to the issue of this document and the Prospectus and the negotiation, preparation and implementation of the Proposals will be borne by United Utilities. The Court's approval will be sought for this as part of the Scheme in order to ensure compliance with section 151 of the Companies Act 1985.

8. Consent

Deutsche Bank has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

JPMorgan Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

9. Documents on display

Copies of the following documents will be available for inspection at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY, and at the registered office of United Utilities and United Utilities Group (being Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until Admission and will also be available for inspection for at least 15 minutes prior to and during the Court Meeting and the General Meeting:

(A) the Memorandum of Association of United Utilities and the United Utilities Articles (as currently in force, and as they will be following the proposed amendments at the General Meeting);

(B) the current Memorandum of Association of United Utilities Group and the United Utilities Group Articles;

(C) the United Utilities Group Employee Share Plans;

(D) the consent letters referred to in paragraph 8 above;

(E) the Prospectus; and

(F) this Circular.

10. Explanation of underlying profit

In considering the Group's results, the Directors have adjusted the Group's statutory measures for fair value movements on debt and derivative instruments and those significant items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit from continuing operations and underlying profit before taxation from continuing operations as follows:

Operating profit for continuing operations for the year ended 31 March 2008

	Regulated *£m*	*Non-regulated* *£m*	*Other* *£m*	*Total* *£m*
Operating profit per published results	611.6	50.6	1.0	663.2
Restructuring costs	2.6	11.6	(0.2)	14.0
Underlying operating profit	614.2	62.2	0.8	677.2

Operating profit for continuing operations for the year ended 31 March 2007 (Re-presented)

	Regulated *£m*	*Non-regulated* *£m*	*Other* *£m*	*Total* *£m*
Operating profit/(loss) per published results	581.0	62.6	(1.5)	642.1
Restructuring costs	5.3	0.3	5.0	10.6
Settlement claims[1]	(27.6)	(3.0)	–	(30.6)
Ofwat transfer pricing fine	8.5	–	–	8.5
Total adjustments	(13.8)	(2.7)	5.0	(11.5)
Underlying operating profit	567.2	59.9	3.5	630.6

Profit before taxation for continuing operations

	Year ended 31 March 2008	*Year ended 31 March 2007*
Profit before taxation per published results	478.3	502.3
Operating profit adjustments (see above)	14.0	(11.5)
Fair value loss/(gain) on debt and derivative instruments	42.7	(26.0)
Interest on swaps and interest on debt under fair value option	(41.7)	(57.3)
Interest associated with cash proceeds from sale of United Utilities Electricity[2]	(17.7)	–
Underlying profit before taxation	475.6	407.5

Note

1 During the year ended 31 March 2007, the Group's regulated and non-regulated activities benefited from one-off credits worth £27.6 million and £3.0 million respectively. These credits were in respect of settlement of claims made by the Group against contractors and the end of the statutory period of potential claims against the Group. Although such claims are a regular occurrence in the ongoing business of the Group, these particular claims were unusual in size.

2 The interest associated with the cash proceeds from the sale of United Utilities Electricity has been deducted to provide a more representative view of underlying performance. Since the Group intends to return approximately £1.5 billion to Shareholders (as described in this document), the cash proceeds from the sale are expected to result in a short term net debt and interest reduction.

PART VII

DEFINITIONS

The following definitions apply throughout this document (except in those parts of this document containing the Scheme, the Notice of Court Meeting and the Notice of the General Meeting which contain separate definitions) unless the context requires otherwise.

"Admission"	means the admission of the United Utilities Group Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the requirements contained in the publication 'Admission and Disclosure Standards' dated April 2002 and issued by the London Stock Exchange (as amended from time to time) containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"ADR"	means an American depositary receipt;
"ADS"	means an American depositary share;
"Alternative 1"	means the Initial B Share Redemption alternative;
"Alternative 2"	means the B Share Dividend alternative;
"Alternative 3"	means the Final B Share Redemption alternative;
"B Share Alternatives"	means the alternatives of the Initial B Share Redemption, the B Share Dividend and/or the Final B Share Redemption which are available to Shareholders (other than Restricted Overseas Shareholders) in connection with the B Shares;
"B Share Continuing Dividend"	means the dividend to be paid on each B Share to Shareholders electing for Alternative 3 on such B Shares, described in paragraph 1.3 of Part IV of this document;
"B Share Dividend"	means the dividend of 170 pence to be paid on each B Share to Shareholders electing for Alternative 2 on such B Shares, as described in paragraph 1.2 of Part IV of this document;
"B Shares"	means the B shares of 170 pence each in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme and carrying the rights and restrictions summarised in paragraph 1 of Part IV of this document;
"Board"	means the Board of Directors of United Utilities or the Board of Directors of United Utilities Group, from time to time as the context may require, or a duly constituted committee thereof;
"Business Day"	means a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Circular"	means this document;
"Class A Shares"	means the redeemable class A shares of one pence each in the capital of United Utilities Group to be allotted *pro rata* to holders of United Utilities Group Ordinary Shares (or, if United

Utilities Group so determines, to such person as United Utilities Group may procure as nominee for such holders) upon capitalisation of the merger reserve created upon the Scheme becoming effective and which are to be cancelled as part of the United Utilities Group Reduction of Capital;

"Closing Price" means the closing middle market price of a relevant share as derived from the London Stock Exchange Daily Official List;

"Companies Acts" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force;

"Company" means United Utilities PLC, a public limited company incorporated in England and Wales with registered number 02366616;

"Court" means the High Court of Justice of England and Wales;

"Court Hearing" means the hearing of the claim form to sanction the Scheme and confirm the reduction of capital of United Utilities involved in the Scheme;

"Court Meeting" means the meeting, notice of which is set out in Part VIII of this document, of the holders of United Utilities Shares convened for 1 July 2008 by order of the Court pursuant to section 896 of the Companies Act 2006 to consider and, if thought fit, approve the Scheme, and any adjournment of that meeting;

"CREST" means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

"CREST Manual" means the manual, as amended from time to time, produced by Euroclear describing the CREST system and supplied by Euroclear to users and participants thereof;

"CREST Regulations" means the Uncertificated Securities Regulations 2001 (SI 2001/3755);

"Deferred A Share" means the deferred share intended to be issued by United Utilities to United Utilities Group in the period after the General Meeting and before the Court Hearing having the rights and restrictions described in paragraph 4 of Part VI of this document (being a separate class from the United Utilities Shares and, therefore, not forming part of the Scheme Shares);

"Deferred Shares" means the class of shares resulting from the re-classification of the B Shares on which the B Share Dividend is paid, carrying the rights and restrictions summarised in paragraph 2 of Part IV of this document;

"Depositary" means JPMorgan Chase Bank N.A. in its capacity as (i) the depositary under the United Utilities Deposit Agreement or, as the case may be, (ii) the depositary under the United Utilities Group Deposit Agreement;

"Deutsche Bank" means Deutsche Bank AG, London Branch;

"Directors" means the directors of United Utilities, or the directors of United Utilities Group, as the context may require;

"Disclosure and Transparency Rules"	means the disclosure and transparency rules of the Financial Services Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;
"Euroclear"	means Euroclear UK & Ireland Limited;
"Final B Share Redemption"	means the redemption of the B Shares on the Final B Share Redemption Date for a redemption amount of 170 pence per share and the cancellation of such B Shares;
"Final B Share Redemption Date"	means the date on which the Final B Share Redemption shall be made, expected to be 14 April 2009;
"Form of Election"	means in relation to the B Shares the form of election accompanying this document by which a Shareholder (other than a Restricted Overseas Shareholder) may choose between the alternatives for receipt of the Return of Capital;
"Forms of Proxy"	means the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the General Meeting both of which accompany this document;
"General Meeting"	means the general meeting of United Utilities convened for 1 July 2008, notice of which is set out in Part IX of this document, to consider and, if thought fit, approve, *inter alia*, a special resolution required to give effect to the Scheme, and any adjournment of that meeting;
"Group"	means, before the Scheme Effective Date, United Utilities and its subsidiary undertakings (which, for the avoidance of doubt, does not include United Utilities Group) and, from the Scheme Effective Date, United Utilities Group and its subsidiary undertakings (which will include United Utilities);
"HMRC"	means HM Revenue & Customs;
"holder"	means a registered holder, and includes any person(s) entitled by transmission;
"in certificated form"	means in relation to a share or other security, a share or other security which is not in uncertificated form;
"Initial B Share Redemption"	means the redemption of the B Shares on the Initial B Share Redemption Date for a redemption amount of 170 pence per share and the cancellation of such B Shares;
"Initial B Share Redemption Date"	means the date on which the Initial B Share Redemption shall be made, expected to be 11 August 2008;
"Interest Rate"	means the rate per annum equivalent to 75 per cent. of LIBOR or, if LIBOR cannot be established on 11 August 2008, the Reserve Interest Rate;
"JPMorgan Cazenove"	means JPMorgan Cazenove Limited;
"LIBOR"	means the British Bankers' Association Interest Settlement Rate for eight month sterling deposits as of 11:00 a.m. London time on 11 August 2008;
"Listing Rules"	means the rules and regulations of the Financial Services Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;

"London Stock Exchange"	means the London Stock Exchange plc or any recognised investment exchange for the purpose of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"New United Utilities Shares"	means the ordinary shares of United Utilities created following the cancellation of the Scheme Shares which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the Scheme Shares cancelled;
"NZ Shareholders"	means Shareholders who have an address in New Zealand on United Utilities' register of members;
"Official List"	means the list maintained by the UKLA pursuant to Part VI of the Financial Services and Markets Act 2000;
"Ofwat"	means the Water Services Regulation Authority;
"Overseas Shareholder"	means a Shareholder who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom;
"penny", "pence", "p", "£" or **"pounds sterling"**	means the lawful currency of the United Kingdom;
"Proposals"	means the proposed reorganisation of the Group involving the Scheme, the subsequent United Utilities Group Reduction of Capital and the Return of Capital;
"Prospectus"	means the prospectus relating to United Utilities Group and the United Utilities Group Ordinary Shares, expected to be published on or around the date of this Circular which can be accessed in electronic form via www.unitedutilities.com;
"Prospectus Rules"	means the rules and regulations made by the Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000;
"Redeemable Preference Shares"	means the redeemable non-voting preference shares of £1 each in the capital of United Utilities Group;
"Registrars"	means Equiniti Limited;
"Reserve Interest Rate"	means 75 per cent. of such rate of interest as United Utilities Group shall determine on the basis of quotations made for eight month deposits of £1,000,000 in any interbank market or markets as United Utilities Group may select on 11 August 2008;
"Restricted Overseas Shareholders"	means US Shareholders and NZ Shareholders;
"Return of Capital"	means the return of capital of 170 pence per United Utilities Share by way of the Initial B Share Redemption, the B Share Dividend or the Final B Share Redemption;
"Scheme"	means the proposed scheme of arrangement under section 899 of the Companies Act 2006 between United Utilities and Scheme Shareholders including any modification, addition or condition approved or imposed by the Court, details of which are set out in Part III of this document;
"Scheme Effective Date"	means the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, expected to be 28 July 2008;

"Scheme Record Date"	means the Business Day immediately preceding the Scheme Effective Date;
"Scheme Record Time"	means 6:00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	means a holder of Scheme Shares as appearing in the register of members of United Utilities at the Scheme Record Time;
"Scheme Shares"	means: (A) all United Utilities Shares in issue at the date of the Scheme and remaining in issue at the Scheme Record Time; (B) all (if any) additional United Utilities Shares in issue prior to the Scheme Voting Record Time and remaining in issue at the Scheme Record Time; and (C) all (if any) further United Utilities Shares which may be in issue immediately prior to the confirmation by the Court of the capital reduction provided for under the Scheme on terms that the original or any subsequent holders thereof shall be bound by the Scheme and remaining in issue at the Scheme Record Time;
"Scheme Voting Record Time"	means 6:00 p.m. on 29 June 2008 or, if the Court Meeting is adjourned, 6:00 p.m. on the second day before the date of such adjourned meeting;
"SEC"	means the US Securities and Exchange Commission;
"Securities Act" or **"US Securities Act"**	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
"Senior Managers"	means Martin Bradbury *(Chief Information Officer)*, Alison Clarke (*Human Resources Director*), Clive Elphick (*Managing Director, Asset Management and Regulation*), Tom Keevil (*General Counsel and Company Secretary*), Gaynor Keynon (*Communications Director*), Ian McAulay (*Managing Director, Capital Programmes*) and Matthew Wright (*Managing Director, Operations*);
"Shareholder"	means a registered holder of United Utilities Shares or of United Utilities Group Ordinary Shares, as the context may require;
"Share Option Plans"	means the United Utilities Executive (Approved and Unapproved) Share Option Schemes, the United Utilities (Approved and Unapproved) Share Option Plans 1999 and the United Utilities PLC Savings-Related Share Option Scheme 1999;
"Subscriber Ordinary Shares"	means the ordinary shares of £1 each in the capital of United Utilities Group whose rights will be deferred upon the Scheme becoming effective;
"TTE instruction"	means Transfer to Escrow instruction to be used by Shareholders holding their United Utilities Shares in CREST to enable them to choose one of the B Share Alternatives;
"UK" or **"United Kingdom"**	means the United Kingdom of Great Britain and Northern Ireland;

"UKLA" or **"UK Listing Authority"**	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or **"in uncertificated form"**	means in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
"United Utilities" or the **"Company"**	means United Utilities PLC, a public limited company incorporated in England and Wales with registered number 02366616;
"United Utilities ADR"	means an ADR evidencing United Utilities ADSs;
"United Utilities ADS"	means an ADS, representing two United Utilities Shares, issued by the Depositary in accordance with the provisions of the United Utilities Deposit Agreement;
"United Utilities Articles"	means the articles of association of United Utilities as adopted or amended from time to time;
"United Utilities Deposit Agreement"	means the deposit agreement dated 9 June 2006 as amended by Amendment No. 1 dated 2 June 2007 between United Utilities, the Depositary and holders from time to time of United Utilities ADSs issued under it;
"United Utilities Electricity"	means United Utilities Electricity PLC, now called Electricity North West Limited;
"United Utilities Employee Share Plans"	means the Share Option Plans, the United Utilities PLC Share Incentive Plan, the United Utilities PLC Performance Share Plan, the United Utilities PLC International Plan and the United Utilities PLC 2007 Matching Share Award Plan;
"United Utilities Final Dividend"	means the dividend of 31.47 pence per United Utilities Share to be paid to holders of United Utilities Shares on the register of members of United Utilities at the close of business on 27 June 2008;
"United Utilities Group"	means United Utilities Group PLC, a public limited company incorporated in England and Wales with registered number 06559020;
"United Utilities Group ADR"	means an ADR evidencing United Utilities Group ADSs;
"United Utilities Group ADS"	means an ADS, representing two United Utilities Group Ordinary Shares, issued by the Depositary in accordance with the United Utilities Group Deposit Agreement;
"United Utilities Group Articles"	means the articles of association of United Utilities Group as adopted or amended from time to time;
"United Utilities Group Deposit Agreement"	means the deposit agreement expected to take effect as of the Scheme Effective Date between United Utilities Group, the Depositary and holders from time to time of United Utilities Group ADSs issued under it;
"United Utilities Group Employee Share Plans"	means the United Utilities Group 2008 Savings-Related Share Option Scheme, the United Utilities Group 2008 Share Incentive Plan, the United Utilities Group 2008 Performance Share Plan,

the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan;

"United Utilities Group Ordinary Shares" means:

(A) prior to the United Utilities Group Reduction of Capital, the ordinary shares of 500 pence each (or such lower nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) in the capital of United Utilities Group to be allotted and issued pursuant to the Scheme; and

(B) subsequent to the United Utilities Group Reduction of Capital, the ordinary shares of five pence each (or such other nominal value as United Utilities Group shall resolve prior to the date on which the Court is asked to sanction the Scheme) in the capital of United Utilities Group;

"United Utilities Group Reduction of Capital" means the proposed reduction of capital of United Utilities Group under section 135 of the Companies Act 1985;

"United Utilities Shares" means the ordinary shares of £1 each in the capital of United Utilities;

"US" or **"United States"** means the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia and all other areas subject to its jurisdiction; and

"US Shareholders" means (i) Shareholders who have an address in the United States on United Utilities' or United Utilities Group's register of members and (ii) any person resident in the United States who holds shares in United Utilities or United Utilities Group (including, without limitation, shares now or at any time represented by American depository shares or receipts), including directly or through or as a nominee, and (iii) persons who appear at any time, to the Directors to fall within paragraph (ii) of this definition of US Shareholders.

PART VIII

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 4197 of 2008

IN THE MATTER OF UNITED UTILITIES PLC

AND

IN THE MATTER OF THE COMPANIES ACT 2006

Notice is hereby given that by an order dated 3 June 2008 made in the above matters the Court has directed a meeting (the "Court Meeting") to be convened of the holders (the "Shareholders") of ordinary shares of £1 each in the capital of United Utilities PLC (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the "Scheme") proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) and that such meeting will be held at Bridgewater Hall, Lower Mosley Street, Manchester M2 3WS on 1 July 2008 at 11:00 a.m. at which place and time all Shareholders are requested to attend.

A copy of the Scheme and the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms a part.

Shareholders are entitled to attend and vote at the Court Meeting in person or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the Court Meeting is enclosed herewith.

Shareholders are entitled to appoint a proxy in respect of some or all of their shares. Shareholders are also entitled to appoint more than one proxy provided each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A space has been included in the blue form of proxy to allow Shareholders to specify the number of shares in respect of which that proxy is appointed. Shareholders who return the blue form of proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all their shares. To appoint more than one proxy, please contact Equiniti Limited, the Company's Registrars, on telephone number 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) for further blue forms of proxy. Such Shareholders should also read the notes to the Notice of General Meeting and note the principles that will be applied in relation to multiple proxies.

It is requested that the blue form of proxy be lodged (together with any power of attorney or other authority under which it is signed or a duly certified copy of such power or authority) with the Registrars, Equiniti Limited either by post to Aspect House, Lancing, West Sussex BN99 6DA or, by hand during normal business hours only, to Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, no later than 11:00 a.m. on 29 June 2008 or, in the event that the Court Meeting is adjourned, 48 hours before the time fixed for any adjourned meeting but, if forms are not so lodged, they may be handed to the Company's registrars or the Chairman at the Court Meeting prior to the vote being taken. For the form of proxy to be valid, it must be clearly signed in the relevant space provided indicating the Shareholder's instruction to vote either in favour or against the Scheme. Completion and return of the blue form of proxy will not preclude a Shareholder from attending and voting in person at the Court Meeting, or any adjournment thereof.

A proxy may be appointed electronically by visiting www.sharevote.co.uk. Shareholders will need to enter their voting reference numbers, the three numbers quoted on the enclosed form of proxy and follow the online instructions. The deadline for receipt of electronic proxies is 11:00 a.m. on 29 June

2008 or, if the Court Meeting is adjourned, 48 hours before the time fixed for any adjourned meeting. Any electronic communications found to contain a virus will not be accepted.

If shares are held in uncertificated form, a proxy may also be appointed by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company's Registrars, Equiniti Limited (under CREST participant ID 7RA01), by no later than 11:00 a.m. on 29 June 2008 or, if the Court Meeting is adjourned, 48 hours before the time of any adjourned meeting. For the CREST Proxy Instruction to be valid, the Shareholder's instruction to vote either in favour or against the Scheme must be clearly entered in the relevant box provided.

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate Shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that Shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate Shareholder attends the meeting but the corporate Shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate Shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders of the Company.

Where the appointer is a corporation, for the blue form of proxy to be valid, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the register of members of the Company as at 6:00 p.m. on 29 June 2008 or, if the Court Meeting is adjourned, in the register of members as at 6:00 p.m. two days before the time of any adjourned meeting, shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6:00 p.m. on 29 June 2008 or, if the Court Meeting is adjourned, after 6:00 p.m. two days before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

As at 30 May 2008, being the last practicable date prior to the publication of this Notice, the Company's issued share capital consisted of 881,708,819 ordinary shares carrying one vote each. Therefore, the total voting rights in the Company as at 30 May 2008 were 881,708,819.

By the said order, the Court has appointed Sir Richard Harry Evans CBE or, failing him, Philip Nevill Green or, failing him, Timothy Peter Weller to act as chairman of the Court Meeting and has directed the chairman to report the result thereof to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Dated 6 June 2008

Slaughter and May
One Bunhill Row
London EC1Y 8YY
Solicitors for the Company

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified in this notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART IX

NOTICE OF GENERAL MEETING

United Utilities PLC

(Registered in England No. 02366616)

Notice is hereby given that a General Meeting of United Utilities PLC (the "Company") will be held at Bridgewater Hall, Lower Mosley Street, Manchester M2 3WS on 1 July 2008 at 11:15 a.m. (or, if later, immediately following the conclusion or adjournment of the meeting of the holders of ordinary shares of £1 each in the capital of the Company convened for 11:00 a.m. on the same day, and at the same place, by an order of the High Court of Justice of England and Wales) to consider and, if thought fit, to pass the following resolutions. Resolution 1 is proposed as a special resolution and resolutions 2 to 4 are proposed as ordinary resolutions.

SPECIAL RESOLUTION

1. **THAT:**

(A) the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying into effect the scheme of arrangement dated 6 June 2008 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme);

(B) for the purpose of giving effect to the Scheme:

(i) the share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(ii) forthwith and contingently upon such reduction of capital taking effect:

(a) the authorised share capital of the Company be increased to its former amount by the creation of such number of New United Utilities Shares (as defined in the Scheme) as shall be equal to the aggregate nominal amount of the Scheme Shares cancelled pursuant to paragraph (B)(i) of this resolution; and

(b) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full, at par, the number of New United Utilities Shares created pursuant to paragraph (B)(ii)(a) of this resolution which shall be allotted and issued, credited as fully paid, to United Utilities Group PLC and/or its nominee(s); and

(c) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the New United Utilities Shares referred to in paragraph (B)(ii)(a) and (b) of this resolution provided that (i) the maximum aggregate nominal amount of the shares which may be allotted hereunder shall be £1,000,000,000; (ii) this authority shall expire on 31 December 2008; and (iii) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said section 80; and

(C) the articles of association of the Company be amended by the adoption and inclusion of the following new article as Article 171.

"171 Shares not otherwise subject to the Scheme

171.1 For the purpose of this article 171, references to the "Scheme" are to the scheme of arrangement dated 6 June 2008 under Section 899 of the Companies Act 2006 between the

company and its members subject to that scheme of arrangement in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Terms defined in the Scheme shall have the same meanings in this article. References to "Spouse" include a civil partner under the UK Civil Partnership Act 2004.

171.2 Notwithstanding any other provision of these articles, if any United Utilities Shares are allotted and issued to any person (a "new member") other than United Utilities Group and/or its nominee(s) after the time at which this article becomes effective they will:

(a) if allotment and issue is prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, be allotted and issued subject to the terms of the Scheme and the new member, and any subsequent holder other than United Utilities Group and/or its nominee(s), shall be bound by the terms of the Scheme; and

(b) if allotment and issue is at or after confirmation by the Court of the reduction of capital provided for under the Scheme they will, provided the Scheme has become effective and that United Utilities Group is a member of the company and subject to article 171.3, be immediately transferred to United Utilities Group and/or its nominee(s) in consideration of and conditional on the issue or transfer to the new member of one United Utilities Group Ordinary Share for every one United Utilities Share so transferred. The United Utilities Group Ordinary Shares issued pursuant to this article 171.2(b) to the new member will be credited as fully paid and will rank equally in all respects with all United Utilities Group Ordinary Shares in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of exchange) and be subject to the memorandum and articles of association of United Utilities Group.

171.3 Any new member may, prior to the issue of the United Utilities Shares to him or her pursuant to the exercise of an option or other right under one of the company's employee share schemes, give no less than two business days' written notice to the company of his or her intention to transfer some or all of those shares to his or her Spouse and may, if such notice has been validly given, on such shares being issued to him or her immediately transfer to his or her Spouse any such shares, provided that such shares will then be immediately transferred from that Spouse to United Utilities Group and/or its nominee(s) pursuant to article 171.2(b) as if the Spouse were a new member.

171.4 The number of United Utilities Group Ordinary Shares to be issued or transferred to the new member under article 171.2(b) may be adjusted by the board in such manner as the auditors may determine to be appropriate on any reorganisation or material alteration of the share capital of either the company or of United Utilities Group or any other return of capital to holders of United Utilities Group Ordinary Shares effected after the Scheme Effective Date, provided always that any fractions of a United Utilities Group Ordinary Share shall be disregarded and shall be aggregated and sold for the benefit of the relevant new members and the proceeds of the sale will be distributed to those members *pro rata* to their fractional entitlements.

171.5 In order to give effect to any such transfer required by this article 171, the company may appoint any person to execute and deliver as transferor a form of transfer on behalf of the new member in favour of United Utilities Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of United Utilities Group. Pending the registration of United Utilities Group as a holder of any share to be transferred pursuant to this article 171, United Utilities Group shall be empowered to appoint a person nominated by the directors of the company to act as attorney on behalf of the new member in accordance with such directions as United Utilities Group may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights

attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attached thereto in accordance with the directions of United Utilities Group but not otherwise."

ORDINARY RESOLUTIONS

2. **THAT**, subject to and conditionally upon the resolution numbered 1 in this notice being approved, the establishment by United Utilities Group PLC of the United Utilities Group 2008 Savings-Related Share Option Scheme and the United Utilities Group 2008 Share Incentive Plan, the principal terms of each of which are summarised at paragraph 3 in Part VI of the circular to Shareholders dated 6 June 2008 and accompanying this Notice (the "Circular"), be and is hereby approved.

3. **THAT**, subject to and conditional upon the resolution numbered 1 in this notice being approved, the establishment by United Utilities Group PLC of the United Utilities Group 2008 Performance Share Plan, the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan, the principal terms of each of which are summarised at paragraph 3 in Part VI of the Circular, be and is hereby approved.

4. **THAT**, subject to and conditional upon the resolution numbered 1 in this notice being approved, the directors of United Utilities Group PLC be and are hereby authorised to establish employee share schemes in addition to those mentioned in resolutions numbered 2 and 3 in this notice (the "Schemes") for the benefit of overseas employees of United Utilities Group PLC and its subsidiaries provided that such additional schemes operate within the equity dilution limits applicable to the Schemes and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such additional schemes do not confer upon participants benefits which are greater than those which could be obtained from the Schemes and that, once such additional schemes have been established, they may not be amended without the approval of United Utilities Group PLC in general meeting if such approval would be required to amend the corresponding provisions of the Schemes or unless such approval to amend those corresponding provisions has already been obtained.

By order of the Board

Tom Keevil
Company Secretary

Registered Office:
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

Dated 6 June 2008

Notes:

1. A member of the Company who is unable or does not wish to attend the General Meeting is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend, speak and vote on his/her behalf at the meeting. A proxy need not be a member of the Company but must attend the meeting to represent you. Appointing a proxy will not preclude you from attending and voting at the meeting if you later decide to do so.

2. A white form of proxy which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a white form of proxy and believe that you should have one, or if you require additional forms, please contact Equiniti Limited, the Company's Registrars, on telephone number 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269). You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form.

3. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member.

4. If you want to appoint multiple proxies, you may: (i) photocopy the white form of proxy, fill in each copy in respect of different shares and return the multiple forms together to the Company's Registrars, Equiniti Limited, either by post to Aspect House, Lancing, West Sussex BN99 6DA or by hand during normal business hours only to Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, or alternatively (ii) call Equiniti Limited on telephone number 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) who will then issue you with multiple white forms of proxy. In each case, please ensure that all of the multiple white forms of proxy are sent in the same envelope if possible.

5. Subject to the following principles, where more that one proxy is appointed, where a form of proxy does not state the number of shares to which it applies (a "blank proxy") then that proxy is deemed to have been appointed in relation to the total number of shares registered in your name ("your entire holding" or the "member's entire holding"). In the event of a conflict between a blank form of proxy and a form of proxy which does state the number of shares to which it applies (a "specific proxy"), the specific proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting forms of proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (*pro rata* if there is more than one).

6. Where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than your entire holding, it is assumed that proxies are appointed in relation to different shares rather than that conflicting appointments have been made in relation to the same shares.

7. When considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies.

8. If conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) a member's entire holding, none of them shall be treated as valid.

9. Where the aggregate number of shares in respect of which proxies are appointed exceeds a member's entire holding and it is not possible to determine the order in which they were sent or received (or they were sent or received at the same time), the number of votes attributed to each proxy will be reduced *pro rata* (on the basis that as far as possible, conflicting forms of proxy should be judged to be in respect of different shares).

10. Where the application of paragraph 9 above gives rise to fractions of shares, such fractions will be rounded down.

11. If you appoint a proxy or proxies and then decide to attend the meeting, your vote in person will override the proxy vote(s). If your vote in person is in respect of your entire holding then all proxy votes will be disregarded. If, however, you vote at the meeting in respect of less than your entire holding and you do not specifically revoke proxies, then your vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding your entire holding.

12. In relation to paragraph 11 above, if you do not specifically revoke proxies, it will not be possible for the Company to determine your intentions in this regard. However, in light of the aim to include votes wherever and to the fullest extent possible, it will be assumed that earlier proxies should continue to apply to the fullest extent possible.

13. To be valid, the white form of proxy must be completed, signed and lodged (together with any power of attorney or other authority under which it is signed or a duly certified copy of such power or authority) with the Registrars, Equiniti Limited either by post, to Aspect House, Lancing, West Sussex BN99 6DA or, by hand during normal business hours only, to Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA by no later than 11:15 a.m. on 29 June 2008 or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting.

14. A proxy may be appointed electronically by visiting www.sharevote.co.uk. Members will need to enter their voting reference numbers, the three numbers quoted on the enclosed form of proxy and follow the online instructions. The deadline for receipt of electronic proxies is 11:15 a.m. on 29 June 2008 or, in the event the meeting is adjourned, 48 hours before the time of the adjourned meeting.

15. In the case of a member which is a company, the white proxy form must be executed under its common seal or signed on its behalf by an officer or attorney duly authorised in writing.

16. Any power of attorney or any other authority under which the white proxy form is signed (or a duly certified copy of such power of attorney) must be included with the proxy form.

17. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion.

18. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

19. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

20. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

21. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6:00 p.m. on 29 June 2008 or, in the event that the General Meeting is adjourned, registered in the register of members as at 6:00 p.m. two days before the adjourned meeting, shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time.

22. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

23. As at 30 May 2008, being the last practicable date prior to the publication of this Notice, the Company's issued share capital consisted of 881,708,819 ordinary shares carrying one vote each. Therefore, total voting rights in the Company as at 30 May 2008 were 881,708,819.

24. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

25. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified in this notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

26. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

27. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

28. Voting on all resolutions will be conducted by way of a poll rather than a show of hands.

29. The following documents will be available for inspection at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY and at the Company's registered office at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP during normal business hours on any weekday (excluding Saturdays and Sundays) from the date of this notice until close of business on the date of the meeting and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting:

(A) the Company's existing articles of association;

(B) the Company's articles of association as proposed to be amended by paragraph C of resolution 1 set out in the notice of meeting;

(C) the articles of association of United Utilities Group PLC; and

(D) copies of the United Utilities Group 2008 Savings-Related Share Option Scheme, the United Utilities Group 2008 Share Incentive Plan, the United Utilities Group 2008 Performance Share Plan, the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan.



2008 JUL 24 A 9:23

United Utilities Group Plc
12g3-2(b) Application Documents

3. The memorandum of association and articles of association of United Utilities

Company number 2366616

THE COMPANIES ACTS

PUBLIC COMPANY
LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES PLC

Contents

Clause | Page

FORFEITURE OF SHARES

TRANSFER OF SHARES

TRANSMISSION OF SHARES

DESTRUCTION OF DOCUMENTS

GENERAL MEETINGS

PROCEEDINGS AT GENERAL MEETINGS

VOTING

No. 2366616

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

UNITED UTILITIES PLC

(Including amendments made on or before 21st July 2000)

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1 The company's name is UNITED UTILITIES PLC[1]

2 The company is to be a public company.

3 The company's registered office is to be situated in England and Wales.

4 The company's objects are:[2]

(a)

(i) To carry on the business of a holding company and to co-ordinate and regulate the activities and businesses of subsidiary and associated companies for the time being and the financing of the companies.

(ii) To acquire and hold either in the name of the company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes and other securities, obligations and other investments of any nature whatsoever issued, created or guaranteed by any company constituted or carrying on business in any part of the world or by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(iii) To acquire any such shares, stocks, debentures, debenture stock, bonds, notes, securities, obligations and investments by original subscription, contract, tender, purchase, exchange, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(iv) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stocks, debentures, debenture stocks, bonds, notes, securities, obligations and investments.

(v) To provide any form of capital for and take part in the formation, management, supervision or control of the business or operations of any company or

---

[1] The name of the company was changed from North West Water Group PLC to its present name with effect from 1st January 1996

[2] Clause 4 was amended by special resolution passed on 25th July 1997.

undertaking and for such purposes to appoint and remunerate any directors, accountants or other experts, advisers or agents and to act as agents for and to manage supervise or control and provide services to the business, property or operations of any person, company or undertaking, or any property in which the company may be interested.

(b) To carry on the business of the planning, provision, operation, development, maintenance, improvement and extension of utility services of every description, including those relating to water, wastewater, electricity, gas and telecommunications systems.

(c) To carry on business as a general commercial company.

(d) To carry on all or any of the businesses of inspectors, maintainers, repairers, reconditioners, cleaners, clearers, servicers, coaters, designers, developers, manufacturers, constructors, installers, layers, fitters, hirers, letters on hire, suppliers, distributors, importers and exporters of, and dealers in, mains, sewers, drains, pipes, pipelines, equipment ancillary to the operation or use of any of them, installations and facilities of all kinds, tools and machinery of every description, plumbing, engineering and other equipment, plant, components, accessories and supplies of every description.

(e) To carry on all or any of the businesses of consultants, advisers and suppliers of management, personnel and training services, whether generally or in respect of one or more of the types of business or activity which the company has power to carry on, and to provide training and educational courses, instruction and materials, of every description, for employees of the company and for other persons.

(f) To carry on all or any of the businesses of, and provide services associated with, plumbers, engineers (including, without limitation, water, sewerage, mechanical, gas, electrical, heating, ventilation, civil construction, chemical and telecommunications engineers), mechanics, technicians, geologists, draughtsmen, designers, surveyors, architects, builders, painters and decorators.

(g) To carry on all or any of the businesses of suppliers, developers and promoters of recreational, sporting and leisure services, facilities and activities, whether or not connected with the use of water or land associated with water.

(h) To carry on all or any of the businesses of bankers, financiers, factors, debt collectors, dealers in securities, underwriters, insurers, brokers of any kinds, storage contractors, freight contractors, carriers by land, water and air of freight and passengers, forwarding agents, shipping agents and agents of any other kind.

(i) To carry on all or any of the businesses of developers of, and dealers in, property, real or personal, and interests and rights in such property, and of estate agents.

(j) To carry on all or any of the businesses of running, operating, managing, supplying, servicing, repairing and dealing in:

(i) telecommunication systems, systems of other kinds for the conveyance by any means of sounds, visual images and signals; and

(ii) data processing and information retrieval systems, computers, computer programs and software, computer bureaux and databases,

and services, facilities and equipment ancillary to, or for use in connection with, any of the same.

(k) To carry on all or any of the businesses of nurserymen, gardeners, landscapers and funeral undertakers.

(l) To provide and supply laboratory, scientific, biological, biochemical, technological, analytical and environmental services of all kinds.

(m) To carry on all or any of the businesses of suppliers, distributors, manufacturers, producers, processors, importers and exporters of, and dealers in, chemicals, pharmaceuticals, fertilisers, compost and foodstuffs.

(n) To carry on business as inventors, researchers and developers, to conduct, promote and commission research and development in connection with the activities of the company and its subsidiaries, to establish and maintain research stations, laboratories, workshops, testing and proving grounds, facilities and establishments and installations and to exploit and turn to account the results of any research and development carried out by or for it.

(o) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, alter, install, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, purchase, sell, hire, hire out, import, export, supply and otherwise deal in all kinds of equipment, apparatus, plant, machinery, appliances, articles, furniture, things, accessories, components, fittings, tools, materials, substances, products, systems, computers, computer programs and software which are required or are likely to be required by the company for the purposes of, or in connection with, any of its businesses, or by other persons, or which in the opinion of the directors may be conveniently or advantageously dealt with by the company in connection or association with any of its objects or the objects of any of its subsidiaries.

(p) To purchase, charter, lease, take or let on hire, operate, use, employ or turn to account, build, equip, service, repair, maintain, supply and deal in ships and vessels and craft of every description (including, without limitation, submersible craft), hovercraft, motor vehicles, aircraft, airships, railway locomotives, wagons, trucks and any means of transport and parts and accessories of all kinds for any of the same.

(q) To enter into, carry on and participate in financial transactions and operations of all kinds and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations, including, without limitation, acting as agents for the collection, receipt or payment of money.

(r) To establish, acquire, produce, transmit, broadcast, publish, print and reproduce in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in brochures, manuals, journals, periodicals, magazines., newspapers, books, pictures, photographs, stationery and other documents, sound and visual recordings, tapes, films, and programmes for radio, television, cinema and other means of communication.

(s) To carry on any other business or activity which the directors consider is, or may be capable of being carried on directly or indirectly for the benefit of the company.

(t) To acquire by any means and hold and deal with any real or personal property or rights whatsoever and, without prejudice to the generality of the foregoing, to purchase, take on

lease or in exchange, hire or otherwise acquire and hold any real property and any estate or interest in such property, including, without limitation any lands, buildings, installations, structures, servitudes, easements, rights, privileges and concessions and to exploit and develop the same.

(u) To explore for, acquire and exploit natural resources, lands, claims, wells, mines, minerals, mineral, drilling and mining rights, exploration and production rights, and interests of all descriptions in or relating to the same.

(v) To further the conservation, enhancement and appreciation of features of the natural and physical environment.

(w) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the company is authorised to carry on or which can be carried on in connection with any such business, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance, with any such person and to give or accept, for any of the acts or things aforesaid or property acquired, such consideration as the company thinks fit, including, without limitation, any shares, whether fully or partly paid up, debentures, or other securities or rights.

(x) To apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) or any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention or secret process of any kind and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account or deal with, the property, rights or information so acquired.

(y) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the company.

(z) To borrow or raise money or secure or discharge any debt or obligation (whether of the company or of any other person) in such manner as the company thinks fit and in particular (but without prejudice to the generality of the foregoing) by the creation or issue, upon such terms as to priority or otherwise as the company thinks fit, of securities of any kind or mortgages or charges (fixed or floating) founded or based upon all or any part of the undertaking, property, assets and rights (present and future) of the company, including its uncalled capital, or without any such security; and to receive money on deposit and advance payments with or without allowance of interest thereon.

(aa) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any contracts, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is a subsidiary or a holding company of the company or another subsidiary of a holding company of the

company or otherwise associated with the company and whether or not any consideration or advantage is received by the company.

(bb) To advance, lend or deposit money, and to give credit or financial accommodation to any person on such terms as may be thought fit by the company.

(cc) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(dd) To accept securities of any person or any property or interest therein of whatsoever nature in payment or part payment for any services rendered or for any sale or supply made to, or debt owing from, any such person.

(ee) To insure any property, asset, matter or interest and against any potential liability or loss of the company or of any other person and the life or health of any person for the benefit of the company.

(ff) To enter into and carry into effect any arrangement for partnership or joint working or joint venture in business or for the sharing of profits or for amalgamation with any other person.

(gg) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence, appointment, consent, or authorisation of any government, state, municipality, minister, department, local authority, or other authority or public body for enabling the company to carry any of its objects into effect or for extending any of the company's powers or for effecting any modification of the company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated, directly or indirectly, to prejudice the interests of the company or of its members.

(hh) To enter into any arrangements with any governments or authorities (national, municipal, local, international, or otherwise), or any corporations, companies, public bodies, or persons that may seem conducive to the company's objects or any of them, and to obtain from any such government, authority, corporation, company, body or person any charters, contracts, decrees, rights, privileges and concessions which the company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(ii) To grant pensions, allowances, gratuities, and bonuses to present and former directors, officers and employees of the company or of any subsidiary of the company or the dependants of such persons, and for that purpose to establish, maintain, administer and contribute to any pension or superannuation funds and to establish and support or aid in the establishment and support of welfare, sports and social facilities, any educational, scientific, literary, religious, or charitable institutions or trade societies, whether or not such societies be connected with the trade carried on by the company or by any subsidiary of the company, and any club or other establishment or profit sharing scheme calculated to advance the interests of the company or any subsidiary of the company and to subscribe or guarantee money for charitable or benevolent objects calculated to promote the interests of the company, its employees, former employees and their respective families and dependants.

(jj) To purchase, establish and maintain and or participate in or contribute to the cost of insurance for or for the benefit of any persons who are or were at any time directors,

officers or employees of the company, or of any other company which is its holding company or the subsidiary or subsidiary undertaking of the company or of any such holding company, or who are or were at any time trustees of any pension fund in which any employees or former employees of the company or of any such other companies as aforesaid are beneficiaries or otherwise interested, including insurance against any liability incurred by such persons in relation howsoever to any act or omission in the actual or purported execution and/or discharge of the duties of any such person and/or in the exercise or purported exercise of the powers of any such person and/or otherwise in relation to the company or any other such companies as aforesaid or such pension fund and to the extent permitted by law to indemnify or to exempt any such person from or against such liability.

(kk) To establish, maintain, manage, support and contribute to any schemes for the acquisition of shares in the company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of:

(i) the company;

(ii) any company which is or was its holding company or is or was a subsidiary of the company or any such holding company; or

(iii) any other company or former company connected or associated in any way with the company or with the whole or any part of its undertaking, and to lend money to any such individuals to enable them to acquire shares in the company or in its holding company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the company or any other such company as aforesaid with any such individuals.

(ll) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which may in the opinion of the company be likely directly or indirectly to further the interests of the company, its employees or its members.

(mm) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with the formation, promotion and flotation of the company and the underwriting or placing or issue at any time of any securities of the company or of any other person.

(nn) To issue, allot and grant options over securities of the company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the company or any services rendered to, or at the request of, or for the benefit of, the company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(oo) To procure the company to be registered or recognised in any part of the world.

(pp) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company.

(qq) To dispose by any means of the whole or any part of the assets of the company or of any interest therein.

(rr) To distribute in specie or otherwise by way of dividends or bonus or reduction of capital all or any of the property or assets of the company among its members and particularly, but without prejudice to the generality of the foregoing, securities of any other company formed to take over the whole or any part of the assets or liabilities of the company or any proceeds of sale or other disposal of any property or assets of the company.

(ss) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(tt) To do all such other things as may be deemed, or as the directors consider, incidental to or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:

(i) unless the context otherwise requires, words in the singular include the plural and *vice versa*;

(ii) unless the context otherwise requires, a reference to a person includes a reference to a company, and a reference to a person or company includes a reference to a firm, partnership, corporation, government or other authority (municipal, local or otherwise), undertaking, organisation, association, statutory, public or other body and any other legal entity, whether resident, domiciled or situated (in any such case) in the United Kingdom or elsewhere;

(iii) references to "other" and "otherwise" shall not be construed where a wider construction is possible;

(iv) the words "subsidiary" (except in paragraph (v) below) and "holding company" have the same meaning as in section 736 of the Companies Act 1985 or any statutory modification or re-enactment of it;

(v) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5 The liability of the members is limited.

6 The company's share capital is £50,000 divided into 50,000 shares of £1 each[3].

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[3] The capital history of the company is set out on page xi.

WE, the subscribers to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Signed: J Samuels JACQUELINE SAMUELS For and on behalf of Legibus Secretaries Limited Royex House Aldermanbury Square London EC2V 7LD	ONE
Signed: C Lee CHRISTINE ANNE LEE For and on behalf of Legibus Secretaries Limited Royex House Aldermanbury Square London EC2V 7LD	ONE
Total shares taken	TWO

DATED the 16th day of March, 1989.

WITNESS to all the above signatures:

Signed: D Ward

DENISE WARD

Royex House
Aldermanbury Square
London EC2V 71D

UNITED UTILITIES PLC

AUTHORISED SHARE CAPITAL SINCE INCORPORATION

Effective date	£	*Event*
On Incorporation (1st April 1989)	50,000	Divided into 50,000 shares of £1 each
29th August 1989	50,001	Increased to £50,001 by the creation of 1 special rights redeemable preference share of £1 and the 50,000 existing shares were redesignated as ordinary shares.
20th November 1989	2,216,001	Increased by creation of 2,166,000 ordinary shares of £1 each
12th December 1989	475,000,001	Increased by creation of 472,784,000 ordinary shares of £1 each
31st December 1994	475,000,001	Redemption of the special rights redeemable preference share
8th November 1995	660,000,001	Increased by creation of 185,000,000 ordinary shares of £1 each
26th July 1996	660,000,000	Reduced by cancellation of the authorised and unissued special rights redeemable preference share
26th July 1996	720,000,000	Increased by creation of 60,000,000 ordinary shares of £1 each
21st July 2000	800,000,000	Increased by creation of 80,000,000 ordinary share of £1 each
26th August 2003	1,119,000,000	Increased by the creation of 638,000,000 A shares of 50 pence each.
6th July 2005	1,119,000,000	The 638,000,000 A shares of 50 pence each were consolidated into, and reclassified as, 319,000,000 ordinary shares of £1 each
27 July 2007	1,300,000,000	Increased by the creation of 181,000,000 ordinary shares of £1 each

No. 2366616

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES PLC

(Adopted by special resolution passed on 25th July 2008)

PRELIMINARY

1 No other regulations to apply

No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the company, but the following shall be the articles of association of the company.

2 Interpretation

2.1 In these articles, unless the context otherwise requires, the following expressions have the following meanings:

these articles means these articles of association as originally adopted or altered or varied from time to time (and "article" means one of these articles)

auditors means the auditors for the time being of the company or, in the case of joint auditors, any one of them

board means the board of directors for the time being of the company or the directors present or deemed to be present at a duly convened meeting of directors at which a quorum is present

CA 1985 means the Companies Act 1985

CA 2006 means the Companies Act 2006

certificated share means a share, title to which is recorded on the register as being held in certificated form

chairman means the chairman (if any) of the board or, where the context requires, the chairman of a general meeting of the company

clear days means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given, and the day for which it is given or on which it is to take effect

depositary means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the company or other arrangements approved by the board whereby such custodian or other person or nominee holds or is interested in shares of the company or rights or interests in shares of the company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the board for the purpose of these articles, and shall include, where approved by the board, the trustees (acting in their capacity as such) of any employees' share scheme established by the company or any other scheme or arrangement principally for the benefit of employees or those in the service of the company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the board has approved

dematerialised instruction shall have the meaning ascribed to it in paragraph 3 of the Regulations

director means a director for the time being of the company

electronic form and **electronic means** shall have the meanings ascribed thereto in CA 2006

execution includes any mode of execution (and "executed" shall be construed accordingly)

hard copy and **hard copy form** shall have the meanings ascribed thereto in CA 2006

holder means (in relation to any share) the member whose name is entered in the register as the holder or, where the context permits, the members whose names are entered in the register as the joint holders, of that share

London Stock Exchange means London Stock Exchange plc

member means a member of the company or, where the context requires, a member of the board or of any committee

office means the registered office for the time being of the company

ordinary share means an ordinary share in the capital of the company

Other Resolution means any resolution put to a general meeting of the company which is of a procedural nature, including without limitation any resolution to correct a patent error in a Substantive Resolution, any resolution for adjournment of a meeting or any resolution for the election of a chairman of the meeting

paid up means paid up or credited as paid up

qualifying person shall have the meaning ascribed thereto in section 318(3) CA 2006

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated as mentioned in section 185(4) CA 1985 or section 778 CA 2006

register means the register of members of the company to be kept (in the case of shares held in certificated form) by the company pursuant to section 352 CA 1985 or section 113 CA 2006 or (in the case of shares held in uncertificated form) by the operator of a relevant system pursuant to paragraph 20 of the Regulations

Regulations means the Uncertificated Securities Regulations 2001, SI 2001 No. 3755

relevant system shall have the meaning ascribed to it in paragraph 3 of the Regulations

seal means any common seal of the company

secretary means the secretary for the time being of the company or any other person appointed to perform any of the duties of the secretary of the company including (subject to the provisions of the statutes) a joint, temporary, assistant or deputy secretary

securities seal means an official seal kept by the company pursuant to section 40 CA 1985 or section 50 CA 2006

share means a share of the company

statutes means CA 1985, CA 2006 and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the company

Substantive Resolution means any resolution put to a general meeting of the company which is not an Other Resolution

the company means United Utilities PLC, company number 2366616

uncertificated share means a share, title to which is recorded on the register as being held in uncertificated form

United Kingdom means Great Britain and Northern Ireland

writing or written means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form including (to the extent permitted from time to time by the statutes) electronic form.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and *vice versa*;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force. A reference to any provision of CA 1985 and CA 2006 shall be interpreted by applying the relevant provision of such Acts as shall be in force for the time being.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these articles shall bear the same meaning as in CA 1985 or CA 2006, as the case may be, and

words and expressions used in the Regulations have the same meanings when used in these articles.

2.5 The headings are inserted for convenience only and shall not affect the construction of these articles.

3 Form of resolution

Subject to the statutes, where for any purpose an ordinary resolution of the company is required, a special resolution shall also be effective.

4 Registered office

The office shall be at such place in England and Wales as the board shall from time to time appoint.

SHARE CAPITAL

5 Authorised share capital

The authorised share capital of the company at the date of the adoption of these articles is £1,300,000,000 divided into 1,300,000,000 ordinary shares of £1 each.

6 Allotment

Subject to the provisions of the statutes and to any relevant authority of the company in general meeting required by the statutes, unissued shares at the date of adoption of these articles and any shares hereafter created and any shares held by the company in treasury shall be at the disposal of the board, which may allot (with or without conferring rights of renunciation), grant options over, offer, sell or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the directors themselves), at such times and generally on such terms and conditions as the board may decide, provided that no share shall be issued at a discount.

7 Redeemable shares

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these articles may provide.

8 Power to attach rights

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may determine.

9 Share warrants to bearer

9.1 The company may, with respect to any fully paid shares, issue a warrant (a **share warrant**) stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by

coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in article 9.1 may be exercised by the board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares specified in it.

Subject to such conditions and to these articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the statutes. Subject to the provisions of the statutes, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

Except as otherwise expressly provided by these articles, as required by law or as ordered by a court of competent jurisdiction, the company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

ALTERATION OF SHARE CAPITAL

12 Increase, consolidation, cancellation and sub-division

The company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the statutes, sub-divide its shares or any of them into shares of a smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the company has power to attach to unissued or new shares.

13 Fractions of shares

13.1 Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including the company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £[2.50] or such other sum as the board may from time to time determine, may be retained for the benefit of the company); or

(b) provided that the necessary unissued shares are available, the board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the board's discretion from any of the sums standing to the credit of any of the company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the board may exercise all the powers conferred on it by article 153 without an ordinary resolution of the company.

13.2 For the purposes of any sale of consolidated shares pursuant to article 13.1, the board may authorise some person to execute an instrument of transfer of (or, as the case may be, to give a dematerialised instruction in respect of) the shares to, or in accordance with the directions of, the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

14 Reduction of capital

Subject to the provisions of the statutes, these articles and to any rights for the time being attached to any shares, the company may by special resolution reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any way.

15 Purchase of own shares

Subject to the provisions of the statutes, these articles and any rights for the time being attached to any shares, the company may purchase any of its own shares of any class (including any

redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

16 Sanction to variation

If at any time the share capital of the company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the company (and notwithstanding that the company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

17 Class meetings

All the provisions in these articles as to general meetings shall *mutatis mutandis* apply to every meeting of the holders of any class of shares. The board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

18 Deemed variation

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking *pari passu* in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the company of its own shares in accordance with the provisions of the statutes and these articles.

EVIDENCE OF TITLE

19 Arrangements relating to uncertificated securities

19.1 Notwithstanding any other provision of these articles, title to any securities of the company may be evidenced and may be transferred without a written instrument in accordance with regulations from time to time made under the statutes and subject to such regulations the board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

19.2 Where any provision of these articles confers authority on the company or the board or any of the directors to enter into (or to authorise some other person to enter into) any transaction in respect of shares held in uncertificated form (including, without limitation, article 23, article 38, article 49 and article 81) the board may authorise some person to give notice on behalf of the company to

the operator of a relevant system, requiring that such shares be converted into certificated form and stating that such conversion is required in order to enable the company to give effect to the provisions of these articles.

20 Right to share certificates

20.1 On becoming the holder of any certificated share, every person (except a recognised person in respect of whom the company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the certificated shares of each class registered in his name. Such certificate shall specify the number, class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in article 138.

20.2 The issued shares of a particular class which are fully paid up and rank *pari passu* for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

20.3 The company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register as the holder of such shares shall be sufficient delivery to all joint holders.

20.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled to a certificate for the balance of such shares without charge.

20.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person, or in respect of any uncertificated shares.

21 Replacement certificates

21.1 Any two or more certificates representing certificated shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

21.2 If any member shall surrender for cancellation a share certificate representing certificated shares held by him and request the company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the board may, if it thinks fit, comply with such request.

21.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the company in investigating such evidence and preparing such indemnity and security, as the board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

21.4 In the case of shares held jointly by several persons, any such request as is mentioned in this article 21 may be made by any one of the joint holders.

LIEN ON SHARES

22 Lien on shares not fully paid

The company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by the statutes. The board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

23 Enforcement of lien by sale

The board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for fourteen clear days after service of such notice. For giving effect to any such sale, the board may authorise some person to execute an instrument of transfer of, or to give a dematerialised instruction in respect of, the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

24 Application of proceeds of sale

The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (in the case of a sale of certificated shares, on surrender to the company for cancellation of the certificate for the shares sold), subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale, be paid to the holder or the person (if any) entitled by transmission to the shares so sold, without interest.

CALLS ON SHARES

25 Calls

Subject to the terms of allotment of shares, the board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members

as the board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

26 Liability of joint holders

The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

27 Interest on calls

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding five per cent per annum above the Bank of England base rate (compounded on a six monthly basis), as the board shall determine. The board may waive payment of such costs, charges, expenses or interest in whole or in part.

28 Rights of member when call unpaid

Unless the board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the company.

29 Sums due on allotment treated as calls

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these articles be deemed to be a call duly made. If it is not paid, the provisions of these articles shall apply as if such amount had become due and payable by virtue of a call.

30 Power to differentiate

The board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

31 Payment in advance of calls

The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish *pro tanto* the liability on the shares on which it is made. The company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the board may decide. The board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

32 Delegation of power to make calls

If any uncalled capital of the company is included in or charged by any mortgage or other security, the board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

33 Notice if call not paid

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than fourteen clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

34 Forfeiture for non-compliance

If the notice referred to in article 33 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

35 Notice after forfeiture

When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

36 Forfeiture may be annulled

The board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the board shall see fit.

37 Surrender

The board may accept a surrender of any share liable to be forfeited. In such case references in these articles to forfeiture shall include surrender.

38 Disposal of forfeited shares

Every share which shall be forfeited shall thereupon become the property of the company. Subject to the provisions of the statutes, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the board shall determine. The board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the register notwithstanding (in the case of a certificated share) the absence of any share certificate being lodged in respect thereof. An instrument of transfer executed by that person, or a dematerialised instruction given at the request of that person, shall be as effective as if it had been executed or given by the holder of, or the person entitled by transmission to, the share. The company may receive the consideration (if any) given for the share on its disposal.

39 Effect of forfeiture

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the company for cancellation the certificate (if any) for such shares. He shall nevertheless be liable to pay to the company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

40 Extinction of claims

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the company, except only such of those rights and liabilities as are by these articles expressly saved, or as are by the statutes given or imposed in the case of past members.

41 Evidence of forfeiture

A statutory declaration by a director or the secretary that a share has been forfeited in pursuance of these articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the company for the consideration (if any) given for the share on the sale or disposition thereof shall (subject if necessary to the execution of an instrument of transfer or the giving of a dematerialised instruction) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

42 Transfer of certificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any form approved by the board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a certificated share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect of it. All instruments of transfer which are registered may be retained by the company.

43 Transfer of uncertificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his uncertificated shares in accordance with the rules and regulations in force from time to time which are applicable to a relevant system.

44 Right to refuse registration

44.1 The board may, in its absolute discretion, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) (if it is in respect of a certificated share) it is delivered for registration to the office or such other place as the board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the board shall not refuse to register any transfer or renunciation of partly paid shares which are admitted to trading on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

44.2 Transfers of shares will not be registered in the circumstances referred to in article 81.

45 Notice of refusal

If the board refuses to register a transfer of a share it shall, within two months after the date on which, in the case of a certificated share, the transfer was lodged with the company, or, in the case of an uncertificated share, the dematerialised instruction was received by the company, send notice of the refusal to the transferee. Any instrument of transfer which the board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it.

46 Fees on registration

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

47 Transfers by renunciation

Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

48 On death

If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares. Nothing in these articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

49 Election of person entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person or, as the case may be, procure the transfer of such share to that person by means of a dematerialised instruction. All the provisions of these articles relating to the transfer of shares shall apply to the notice, instrument of transfer or dematerialised instruction (as the case may be) as if it were executed or given by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

50 Rights on transmission

Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the company or at any separate meeting of the holders of any class of shares of the company. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within sixty days, the board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

51 Destruction of documents

51.1 The company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any proxy form which has been used for a poll, after one year from the date on which the poll was taken;

(e) any proxy form which has not been used for a poll, after one month from the general meeting or class meeting to which it relates; and

(f) any other document on the basis of which any entry in the register is made, after six years from the date on which an entry was first made in the register in respect of it,

provided that the company may destroy any such type of document at a date earlier than that authorised by this article if a copy of such document is retained on microfilm or by other similar means on which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

51.2 It shall be conclusively presumed in favour of the company that every entry in the register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the company, provided that:

(a) this article 51 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article 51 shall be construed as imposing on the company any liability in respect of the destruction of any such document otherwise than as provided for in this article 51 which would not attach to the company in the absence of this article 51; and

(c) references in this article 51 to the destruction of any document include references to the disposal of it in any manner.

GENERAL MEETINGS

52 Annual general meetings

Subject to the provisions of the statutes, annual general meetings shall be held at such time and place as the board may determine.

53 Other general meetings

All general meetings, other than annual general meetings, shall be called general meetings.

54 Convening of general meetings

The board may convene a general meeting whenever it thinks fit. If there are not within the United Kingdom sufficient members of the board to convene a general meeting, any director may call a general meeting.

55 Notice of general meetings

55.1 An annual general meeting shall be convened by not less than twenty one clear days' notice in writing. All other general meetings shall be convened by not less than fourteen clear days' notice in writing.

55.2 The notice shall specify:

(a) (if applicable) that the meeting is an annual general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote instead of him and that a proxy need not also be a member.

55.3 The notice shall be given to the members (other than any who, under the provisions of these articles or of any restrictions imposed on any shares, are not entitled to receive notice from the company), to the directors and to the auditors.

55.4 If, after a notice convening a general meeting of the company has been despatched or made available to members, the board becomes aware of any fact, event or circumstances which, in the board's opinion, would make it impractical or inappropriate to hold the general meeting on the date or time or at the place for which notice has been given, the board may give notice pursuant to article 164 to those entitled to receive the notice pursuant to article 55.3 either cancelling such meeting or postponing such meeting to a time and date which is not less than twenty one clear days from the date of such notice, which shall also specify the place at which such postponed meeting shall be held.

56 Omission to send notice

For the purpose of determining whether notice of any meeting was duly given, each of the following shall be disregarded and shall not invalidate the proceedings at that meeting:

(a) the accidental failure to give notice of the meeting;

(b) the accidental failure to send or supply any document or other information relating to any meeting;

(c) the accidental failure to provide an instrument of proxy to any person, in cases where it is intended that such an instrument be sent out with the notice convening the meeting to which it relates; or

(d) the non-receipt of any document referred to at (a), (b) or (c) above by any person entitled to receive the same.

57 Special business

All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the directors and the auditors and any other document required to be annexed to the annual accounts;

(c) the election or re-election of directors;

(d) the appointment or re-appointment of auditors and the fixing of the remuneration of the auditors or the determination of the manner in which such remuneration is to be fixed;

(e) the approval of a directors' remuneration report required to be prepared and approved pursuant to sections 234B and 241A CA 1985 or sections 420, 422 and 439 CA 2006.

PROCEEDINGS AT GENERAL MEETINGS

58 Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two qualifying persons shall be a quorum.

59 If quorum not present

If within thirty minutes (or such longer interval as the chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to such time (not being less than seven nor more than sixty days later) and place as the chairman (or, in default, the board) may determine. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

60 Chairman

60.1 The chairman of the board shall preside at every general meeting of the company. If there be no such chairman, or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as chairman, the directors present shall choose one of their number to act or, if there be only one director present, he shall be chairman if willing to act. If there be no director present and willing to act, then any member present at the meeting in person may be elected to be chairman of the meeting by a resolution passed at the meeting.

60.2 The chairman of the meeting who presides pursuant to the provisions of article 60.1 may, at any time during a general meeting of the company, nominate any director of the company to be the chairman of the meeting for the remainder of or for any part of the meeting.

61 **Directors may attend and speak**

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the company.

62 **Power to adjourn**

The chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these articles or at common law, the chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the comfort, safety and security of those attending and the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

63 **Notice of adjourned meeting**

Where a meeting is adjourned indefinitely, the board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for fourteen days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

64 **Business of adjourned meeting**

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

65 **Accommodation of members and security arrangements**

65.1 The board may, for the purpose of ensuring the comfort, safety and security of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the board shall consider to be appropriate in the circumstances and may from time to time vary any such arrangements or make new arrangements in place thereof. In the case of any meeting to which such arrangements apply the board may, for the purposes of ensuring the comfort, safety and security of those attending, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (the **principal place**); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but who cannot be accommodated in the principal place and who are excluded therefrom under the provisions of this article or who wish to attend at any of such other places, provided that persons attending at the principal place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the principal place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for regulating the level of attendance in any manner aforesaid as between the principal place and any of such other places, provided that they shall operate so that any member who cannot be accommodated in the principal place as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these articles any such meeting shall be treated as being held and taking place at the principal place.

65.2 For the purpose of ensuring the safety and security of those attending any meeting the board may require that any person wishing to attend any meeting should submit to such searches or other security arrangements as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who refuses to cooperate with or to submit to such searches or to otherwise comply with such security arrangements.

VOTING

66 Method of voting

66.1 At any general meeting all Substantive Resolutions put to a vote of the meeting shall be decided on a poll, and all Other Resolutions put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members having the right to vote on the resolution; or

(c) a member or members (or their proxies) representing not less than 10 per cent of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to shares in the company held as treasury shares); or

(d) a member or members (or their proxies) holding shares in the company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right (excluding shares in the company held as treasury shares).

66.2 The chairman of a general meeting may, in his absolute discretion, determine whether a resolution is a Substantive Resolution or an Ordinary Resolution and his decision shall be final.

66.3 At general meetings, resolutions shall be put to the vote by the chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

67 Chairman's declaration conclusive on show of hands

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

68 Objection to error in voting

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is

given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

69 Amendment to resolutions

69.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

69.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or validly received by the company by electronic means, or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

70 Procedure on a poll

70.1 Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman shall direct. The chairman shall determine the manner (including the use of ballot or voting papers or tickets or electronic means) in which a poll shall be taken and may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70.2 The demand for a poll (other than on the election of a chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

70.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

70.4 On a poll, votes may be given in person or by proxy. Subject to the provisions of section 323 CA 2006, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71 Votes of members

71.1 Subject to the provisions of the statutes, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these articles, at any general meeting every qualifying person who is

present shall on a show of hands have one vote and every member present in person, or by proxy shall on a poll have one vote for each share of which he is the holder.

71.2 The company shall not be entitled to exercise any voting rights, whether on a show of hands or on a poll, in respect of any shares held by it as treasury shares.

71.3 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

71.4 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the board may in its absolute discretion, on or subject to production of such evidence of the appointment as the board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote shall be received by the company by electronic means or be deposited at the office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

72 Casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall not be entitled to a second or casting vote in addition to any other vote that he may have.

73 Restriction on voting rights for unpaid calls etc.

No member shall, unless the board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the company.

74 Voting by proxy

Any person (whether a member of the company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy or, where the appointment of the proxy was communicated by electronic means, receipt of such appointment by the company or its agent, shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

75 Form of proxy

75.1 An instrument appointing a proxy shall:

(a) be in writing in any common form or in such other form as the board may approve, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor

is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting (including, for the avoidance of doubt, any resolution which properly comes before the meeting where notice of the same was not included in the notice of the meeting nor specific reference thereto made in the instrument appointing the proxy) as the proxy thinks fit, and shall also be deemed to confer on the proxy the right to speak at the meeting;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75.2 In addition, the board may determine that, if and to the extent permitted from time to time by the statutes, and subject to such terms and conditions as the board may specify, a proxy may be appointed by electronic means.

76 Deposit of proxy

76.1 The instrument appointing a proxy shall:

(a) in the case of an appointment which is not made by electronic means, be deposited at the office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, not less than forty eight hours (or such shorter time as the directors may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote, together with (if required by the board) any authority under which it is made (or a copy thereof certified notarially or in some other way approved by the board);

(b) in the case of an appointment made by electronic means where an address has been specified for the purpose of receiving proxy appointments in electronic form in the notice convening the meeting, or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, or in any invitation to appoint a proxy contained in electronic form issued by the company in relation to the meeting, be received at such address not less than forty eight hours (or such shorter time as the directors may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment is made by an electronic means (or a copy thereof certified notarially or in some other way approved by the board) must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjourned meeting or in either case any accompanying document) not less than forty eight hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than forty eight hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than twenty four hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than forty eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to any director;

and subject to article 76.3 an instrument of proxy not deposited, delivered or received in a manner so permitted shall be invalid.

In this article and article 79, **address**, in relation to communications made in electronic form, includes any number or address (including, in the case of any uncertificated proxy instruction permitted pursuant to article 76.2, an identification number of a participant in the relevant system concerned) used for the purposes of such electronic communications.

When calculating the periods mentioned in this article, the directors can decide not to take account of any part of a day that is not a working day.

76.2 Without limiting the foregoing, in relation to any uncertificated shares the directors may from time to time permit appointments of a proxy to be made by electronic means in the form of an uncertificated proxy instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the company as the directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the directors (subject always to the facilities and requirements of the relevant system concerned)), and may in a similar manner permit supplements to, or amendments or revocations of, any such uncertificated proxy instruction to be made by like means. The directors may, in addition, prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the company or such participant. The directors may treat any such uncertificated proxy instruction which purports to be, or is expressed to be, sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

76.3 A director, the secretary or some person authorised for the purpose by the secretary may:

(a) accept a photocopy, or a copy delivered by facsimile transmission, of the instrument appointing the proxy (and of the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the board); and/or

(b) accept an instrument appointing a proxy which has not been properly executed as required by article 76.1 or is not supported by the relevant documents as required by article 76.2

as a valid instrument of proxy where such person determines, in good faith, that the documents deposited (including, where relevant, by electronic means) indicate in sufficient detail the member's intention to appoint a proxy.

76.4 No instrument appointing a proxy shall be valid after the expiry of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

76.5 To the extent (if any) that the board determines that proxies may be appointed by electronic means, any provisions of articles 75 and 76 may be disapplied or varied, insofar as they relate to any appointment made in this way, in such manner as the board may specify.

77 More than one proxy may be appointed

A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

78 Board may supply proxy cards

The board may at the expense of the company send or make available, by post or otherwise, instruments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the company, such invitations shall, subject to article 56, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

79 Revocation of proxy

Subject to section 330 CA 2006, a vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the company at the office, or at such other place as has been appointed for the deposit of instruments of proxy, or, where the appointment of a proxy was made by electronic means, at the address at which such appointment was duly received, at least forty eight hours (or such shorter period as the directors may determine) (such period to include or exclude any part of a day which is not a working day, if so determined by the directors) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

80 Corporate representative

A corporation (whether or not a company within the meaning of CA 2006) which is a member may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative (or representatives) at any meeting of the company or at any separate meeting of the holders of any class of shares. Any person so authorised shall (subject to section 323 CA 2006) be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A director, the secretary or some person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

81 Failure to disclose interests in shares

81.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 CA 2006 and has failed in relation to any shares (the **default shares**, which expression includes any shares issued after the date of such notice in respect of those shares) to give the company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (excluding any shares in the company held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 151, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

81.2 Where the sanctions under article 81.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under article 81.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) at the end of the period of seven days (or such shorter period as the board may determine) following receipt by the company of the information required by the notice mentioned in that paragraph and the board being fully satisfied that such information is full and complete.

81.3 Where, on the basis of information obtained from a member in respect of any share held by him, the company issues a notice pursuant to section 793 CA 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of article 81.1.

81.4 Where default shares in which a person appears to be interested are held by a depositary, the provisions of this article 81 shall be treated as applying only to those shares held by the depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the depositary.

81.5 Where the member on which a notice under section 793 CA 2006 is served is a depositary acting in its capacity as such, the obligations of the depositary as a member of the company shall be limited to disclosing to the company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the company or approved by the board pursuant to which it was appointed as a depositary.

81.6 For the purposes of this article 81:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the company that the person is, or may be, so interested, or if the company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 CA 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **interested** shall be construed as it is for the purpose of sections 820 and 822 to 825 CA 2006;

(c) reference to a person having failed to give the company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular, or having recklessly given information which is false in a material particular;

(d) **prescribed period** means fourteen days;

(e) **excepted transfer** means, in relation to any shares held by a member:

(i) a transfer by way of, or pursuant to, acceptance of a takeover offer for the company (within the meaning of section 974 CA 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

81.7 Nothing contained in this article 81 shall be taken to limit the powers of the company under sections 794 and 795 CA 2006.

UNTRACED MEMBERS

82 Power of sale

82.1 The company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of twelve years the company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under article 160.3;

(c) the said advertisements, if not published on the same day, shall have been published within thirty days of each other; and

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the company has not received any communication in respect of such share from the member or person entitled by transmission.

82.2 To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by (or a dematerialised instruction given by) that person shall be as effective as if it had been executed or effected by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

82.3 If during the period of twelve years referred to in article 82.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of article 82.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of article 82.1 have been satisfied in regard to such additional shares, the company shall also be entitled to sell the additional shares.

83 Application of proceeds of sale

The company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the company or invested in such investments as the board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

84 Number of directors

Unless and until otherwise determined by the company by ordinary resolution, the number of directors (other than any alternate directors) shall be not more than fifteen nor less than three.

85 Power of company to appoint directors

Subject to the provisions of these articles, the company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed the maximum number fixed in accordance with these articles.

86 Power of board to appoint directors

Without prejudice to the power of the company to appoint any person to be a director pursuant to these articles, the board shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed any maximum number fixed in accordance with these articles. Any director so appointed shall retire at the annual general meeting of the company next following such appointment and shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

87 Appointment of executive directors

Subject to the provisions of the statutes, the board may from time to time appoint one or more of its body to hold any employment or executive office (including that of executive chairman, chief executive or managing director) for such term (subject to the provisions of CA 2006) and subject to such other conditions as the board thinks fit in accordance with article 110. The board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the director and the company.

88 Eligibility for appointment as a director

No person, other than a director retiring (by rotation or otherwise), shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice duly executed or authenticated by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the company's register of directors, together with notice executed or authenticated by that person of his willingness to be appointed or re-appointed, is lodged at the office.

89 Share qualification

A director shall not be required to hold any shares of the company.

90 Resolution for appointment

A resolution for the appointment of two or more persons as directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

91 Retirement at intervals of one year and three years

91.1 A director (not being a director holding any employment or executive office pursuant to article 87) shall retire from office, and may offer himself for re-appointment, at each annual general meeting if, at the start of business on the date of the notice convening that annual general meeting, he has served as a director for a continuous period of nine years or more, and for the purpose of this article 91.1 the retirement and re-appointment of a director at the same general meeting, whether pursuant to these articles or otherwise, shall not constitute an interruption to that director's period of continuous service.

91.2 A director shall retire from office, and may offer himself for re-appointment, at the third annual general meeting following his appointment or last re-appointment by shareholders at a general meeting.

92 Directors to retire by rotation

92.1 Any director who is or will be required to retire at an annual general meeting pursuant to article 86 or article 91.1 shall not be taken into account in determining the number or the identity of the directors to retire by rotation at that meeting pursuant to this article 92.

92.2 The directors to retire by rotation at an annual general meeting pursuant to this article 92 shall be determined, both as to number and identity, by the composition of the board at the start of business on the date of the notice convening that annual general meeting, notwithstanding any change in the number or the identity of the directors after that time and before the conclusion of that annual general meeting.

92.3 At each annual general meeting, one third of the directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for re-appointment. Subject to the provisions of the statutes and of these articles, the directors to retire by rotation pursuant to this article 92 shall be, first, any director who wishes to retire and not offer himself for re-appointment, secondly, any director who is or will be required to retire pursuant to article 91.2, and thirdly that director or those directors who have been longest in office since their appointment or last re-appointment by shareholders at a general meeting. As between two or more directors who have been in office an equal length of time since their last appointment or re-appointment by shareholders at a general meeting, the director or directors to retire shall, in default of agreement between them, be determined by lot.

93 Position of retiring director

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

94 Deemed re-appointment

At any annual general meeting at which a director retires by rotation the company may fill the vacancy and, if it does not do so, the retiring director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the director is put to the meeting and lost.

95 No retirement on account of age

No person shall be or become incapable of being appointed a director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person. No director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age.

96 Removal by ordinary resolution

In addition to any power of removal conferred by the statutes, the company may by ordinary resolution remove any director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the company, and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed a director.

97 Vacation of office by director

Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these articles, the office of a director shall be vacated if:

(a) he resigns by notice in writing delivered to, or if in electronic form, received by the secretary at the office or tendered at a board meeting;

(b) he ceases to be a director by virtue of any provision of the statutes, is removed from office pursuant to these articles or the statutes or becomes prohibited by law from being a director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the board resolves that his office be vacated;

(e) both he and his alternate director appointed pursuant to the provisions of these articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated;

(f) he is removed from office by notice in writing signed by all the other directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the company) and, for this purpose, a set of like notices each signed by one or more of the directors shall be as effective as a single notice signed by the requisite number of directors; or

(g) in the case of any director who holds any executive office with the company, his appointment as such is terminated or expires and the directors resolve that his office be vacated.

98 Resolution as to vacancy conclusive

A resolution of the board declaring a director to have vacated office under the terms of article 97 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

99 Appointment

99.1 Each director (other than an alternate director) may, by notice in writing delivered to, or if in electronic form, received by the secretary at the office, or in any other manner approved by the board, appoint any other director or any person approved for that purpose by the board and willing to act, to be his alternate.

99.2 No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the statutes has been received at the office.

99.3 An alternate director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of directors allowed by these articles.

100 Participation in board meetings

Every alternate director shall (subject to his giving to the company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director shall have a separate vote at board meetings for each director for whom he acts as alternate director, but he shall count as only one for the purpose of determining whether a quorum is present.

101 Alternate director responsible for own acts

Every person acting as an alternate director shall be an officer of the company, shall alone be responsible to the company for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

102 Interests of alternate director

An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the company and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a director. However, he shall not be entitled to receive from the company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the company direct.

Subject to this article, the company shall pay to an alternate director such expenses as might properly have been paid to him if he had been a director.

103 Revocation of appointment

An alternate director shall cease to be an alternate director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a director, provided that if any director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

104 Directors' fees

The directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors such sum as the board may, from time to time, determine (not exceeding, in aggregate, £1,000,000 per annum or such other sum as the company in general meeting by ordinary resolution shall, from time to time, determine). Such sum (unless otherwise directed by the resolution of the company by which it is voted) shall be divided among the directors in such proportions and in such manner as the board may determine or, in default of such determination, equally (except that in such event any director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this article shall be distinct from any salary, remuneration, expenses or other amounts payable to a director pursuant to any other provisions of these articles and shall accrue from day to day.

105 Expenses

Each director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as director, including any expenses incurred in attending meetings of the board or any committee of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the company. If in the opinion of the directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of the company or its business, such director or directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefore as the directors may from time to time determine.

106 Remuneration of executive directors

The salary or remuneration of any director appointed to hold any employment or executive office in accordance with the provisions of these articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board, and may be in addition to or in lieu of any fee payable to him for his services as director pursuant to these articles.

107 Pensions and other benefits

The board may exercise all the powers of the company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the company or to benefit, any person who is or has at any time been a director or employee of the company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the company or any such holding company or subsidiary undertaking or any predecessor in business of the company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the statutes, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The board may procure any of such matters to be done by the company either alone or in conjunction with any other person. Any director or former director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this article and shall not be obliged to account for it to the company.

POWERS AND DUTIES OF THE BOARD

108 Powers of the board

Subject to the provisions of the statutes, the memorandum of association of the company and these articles and to any directions given by special resolution of the company, the business of the company shall be managed by the board, which may exercise all the powers of the company, whether relating to the management of the business or not. No alteration of the memorandum of association or of these articles and no such direction given by the company shall invalidate any prior act of the board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these articles as to any specific power of the board shall not be deemed to limit the general powers given by this article.

109 Powers of directors being less than minimum number

If the number of directors is less than the minimum for the time being prescribed by these articles, the remaining director or directors shall act only for the purposes of appointing an additional director or directors to make up such minimum or of convening a general meeting of the company for the purpose of making such appointment. If there are no director or directors able or willing to act, any two members may summon a general meeting for the purpose of appointing directors. Subject to the provisions of these articles, any additional director so appointed shall hold office only until the dissolution of the annual general meeting of the company next following such appointment unless he is re-elected during such meeting.

110 Powers of executive directors

The board may from time to time:

(a) delegate or entrust to and confer on any director holding executive office (including a chief executive or managing director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

111 Delegation to committees

111.1 The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be directors; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are directors or alternate directors.

111.2 The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these articles to the exercise by the board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

112 Local management

The board may establish any local or divisional boards or agencies for managing any of the affairs of the company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the board may think fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of the board, so far as they are capable of applying.

113 Power of attorney

The board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

114 Use of the title "director"

The board may appoint any person (not being a director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any

such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the statutes or these articles.

115 Exercise of voting power

The board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the company, or any power of appointment to be exercised by the company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

116 Provision for employees

The board may exercise any power conferred on the company by the statutes to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary undertaking.

117 Overseas registers

Subject to the provisions of the statutes, the board may exercise the powers conferred on the company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

118 Borrowing powers

118.1 The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and, subject to the provisions of the statutes, to create and issue debenture and other [loan stock and] debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

118.2 The board shall restrict the borrowings of the company and exercise all voting and other rights and powers of control exercisable by the company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the group (exclusive of moneys borrowed by one group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the company exceed an amount equal to two and a half (2½) times the adjusted capital and reserves.

118.3 For the purposes only of this article 118:

(a) **adjusted capital and reserves** means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any revaluation reserve, merger reserve, share premium account or capital redemption reserve), after adding thereto or

deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the group;

(iv) excluding (so far as not already excluded):

(A) amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the company;

(B) any sum set aside for taxation (other than deferred taxation);

(C) the effect on the reserves of the company of any surplus or any deficit in the funding of any retirement benefit scheme which would otherwise be reflected in accordance with any applicable accounting standards;

(v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any group company to a person other than a group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(vi) making such other adjustments as the company's auditors, after consulting with the company, consider appropriate;

(b) **cash deposited** means an amount equal to the aggregate of the amounts beneficially owned by group companies which are deposited for the time being with any bank or other person (not being a group company) and which are repayable to any group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the company;

(c) **group** means the company and its subsidiary undertakings from time to time;

(d) **group company** means any company in the group;

(e) **moneys borrowed** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital, and the principal amount of any debenture or borrowings of, any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a group company but the payment or repayment of which is the subject of a guarantee or indemnity by a group company or is secured on the assets of a group company;

(ii) the principal amount raised by any group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any group company owned otherwise than by a group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

but do not include:

(vi) moneys borrowed by any group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other group company pending their application for such purpose within that period;

(vii) moneys borrowed by any group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other group company is guaranteed or insured, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(viii) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a group company, provided that it became a group company during the six months preceding the calculation;

(ix) an amount equal to the amount secured on an asset immediately after it was acquired by a group company, provided that it was acquired during the six months preceding the calculation;

(x) notwithstanding sub-paragraphs (i) to (v) above, the proportion of moneys borrowed by a group company (and not owing to another group company) which

is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the company;

and in sub-paragraphs (vi) to (x) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **relevant balance sheet** means the latest published audited consolidated balance sheet of the group but, where the company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the company and, where the company has subsidiary undertakings but there are no consolidated accounts of the group, it means the respective balance sheets of the companies comprising the group;

(g) **subsidiary undertaking** means a subsidiary undertaking (within the meaning of CA 2006) of the company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985 or section 405 CA 2006); and **group** and **group company** and references to any company which becomes a group company or to companies comprising the group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **equity share capital** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as **shares** are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985 or section 1161(2) CA 2006.

118.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this article 118 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

118.5 A report or certificate of the auditors as to the amount of the adjusted capital and reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this article 118 or to the effect that the limit imposed by this article 118 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

118.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article 118 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit

had been or would thereby by exceeded, but no lender or other person dealing with the company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

119 Board meetings

Subject to the provisions of these articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

120 Notice of board meetings

One director may, and the secretary at the request of a director shall, summon a board meeting at any time on reasonable notice. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for that purpose. A director may waive the requirement that notice be given to him of any board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a board meeting to a director who is absent from the United Kingdom unless he has requested the board in writing that notices of board meetings shall during his absence be given to him at any address in the United Kingdom notified to the company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

121 Quorum

The quorum necessary for the transaction of business may be determined by the board and until otherwise determined shall be two directors. A duly convened meeting of the board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the board.

122 Chairman of the board

The board may appoint one or more of its body chairman or joint chairman and one or more of its body deputy chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such chairman or deputy chairman is elected, or if at any meeting neither a chairman nor a deputy chairman is present within five minutes of the time appointed for holding the same, the directors present shall choose one of their number to be chairman of such meeting. Any chairman or deputy chairman may also hold executive office under the company.

123 Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of that meeting shall have a second or casting vote.

124 Participation by telephone or video conference

124.1 Any director or his alternate may validly participate in a meeting of the board or a committee of the board through the medium of conference telephone, video conferencing link or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the chairman of the meeting.

124.2 A person so participating by being present or being in telephone or video conference or any other form of communication with those in the meeting or with the chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is.

124.3 A resolution passed at any meeting held in the above manner, and signed by the chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the board (or committee, as the case may be) duly convened and held.

125 Resolution of the directors in writing

A resolution in writing signed by all the directors for the time being entitled to receive notice of a board meeting and not being less than a quorum, or by all the members of a committee of the board for the time being entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the board (or committee, as the case may be). Such a resolution:

(a) may consist of several copies of a document (each signed by one or more of the directors or members of the relevant committee, including signatures evidenced by means of facsimile transmission), which copies may be transmitted by electronic means, in which event, subject to any terms and conditions determined from time to time by the board, no signatures shall be required;

(b) need not be signed by an alternate director if it is signed by the director who appointed him;

(c) if signed by an alternate director, need not also be signed by his appointor;

(d) to be effective, need not be signed by a director who is prohibited by these articles from voting thereon, or by his alternate.

126 Proceedings of committees

All committees of the board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the board may prescribe and subject thereto shall be governed by such of these articles as regulate the proceedings of the board as are capable of applying.

127 Minutes of proceedings

127.1 The board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the board; and

(b) the names of directors present at every meeting of the board, of a committee of the board, of the company or of the holders of any class of shares or debentures of the company, and all orders, resolutions and proceedings of such meetings.

127.2 Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the secretary, shall be *prima facie* evidence of the matters stated in such minutes without any further proof.

128 Validity of proceedings

All acts done by a meeting of the board, or of a committee of the board, or by any person acting as a director, alternate director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

129 Directors' power to authorise conflict situations

129.1 For the purposes of section 175 of CA 2006, the directors shall have the power to authorise, on such terms (including as regards duration and revocation), and subject to such limits or conditions, if any, as they may determine, any matter proposed to them in accordance with these articles which would or might, if not so authorised, constitute or give rise to a situation (a **Relevant Situation**) in which a director (an **Interested Director**) has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the company (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not the company could take advantage of it). Any authorisation of a Relevant Situation pursuant to this article 129 shall extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the Relevant Situation so authorised.

129.2 Where directors give authority under article 129.1:

(a) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(b) the directors may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

129.3 Any such authorisation will be effective only if:

(a) at the meeting of the directors at which the Relevant Situation is considered any requirement as to quorum is met without counting the Interested Director; and

(b) the authorisation was agreed to without any Interested Director voting, or would have been agreed to if the votes of all Interested Directors had not been counted.

129.4 Subject to article 129.3(b), any proposal made to the directors and any authorisation by the directors in relation to a Relevant Situation shall be dealt with in the same way as that in which any other matter may be proposed to and resolved upon by the directors.

129.5 For the purposes of this article 129, a conflict of interest includes a conflict of interest and duty and a conflict of duties.

129.6 An Interested Director shall be obliged:

(a) to disclose to the other directors the nature and extent of his interest in any Relevant Situation, such disclosure to be made as soon as reasonably practicable; and

(b) to act in accordance with any terms, limits or conditions determined by the directors under article 129.1.

129.7 Any authorisation of a Relevant Situation given by the directors under article 129.1 may provide that:

(a) where the Interested Director obtains (other than through his position as a director of the company) information that is confidential to a third party, he will not be obliged to disclose it to the company or to use it in relation to the company's affairs in circumstances where to do so would amount to a breach of that confidence;

(b) where the Interested Director has a direct or indirect interest in a matter which conflicts, or may conflict, with the interests of the company, he may absent himself from the discussion of such matter at any meeting of the directors and be excused from reviewing papers prepared by or for the directors to the extent that they relate to that matter; and

(c) the Interested Director be excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the matter which the Interested Director has a direct or direct interest which conflicts, or may conflict, with the interests of the company,

and anything done (or omitted to be done) by the Interested Director in accordance with any such provision (or otherwise in accordance with the terms of any authorisation given under Article 129.1) will not constitute a breach by him of his duties under sections 172 to 174 CA 2006.

130 Director may have interests

Subject to the provisions of the statutes and provided that article 131 is complied with, a director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the company or in which the company is otherwise directly or indirectly interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the company (except that of auditor or of auditor of a subsidiary of the company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for the company, and in any such case on such terms as to remuneration and otherwise as the board may arrange, either in addition to or in lieu of any remuneration provided for by any other article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the company or in which the company is otherwise directly or indirectly interested or as regards which the company has any powers of appointment; and

(d) shall not be liable to account to the company for any profit, remuneration or other benefit which he derives from:

(i) any such office, employment, contract, arrangement, transaction or proposal; or

(ii) from any office or employment or from any transaction or arrangement or from any interest in any body corporate the acceptance, entry into or existence of which has been authorised by the directors pursuant to article 129 (subject, in

any such case, to any terms, limits or conditions to which such authorisation was subject),

and no such contract, arrangement, transaction or proposal as is referred to in this article 130 shall be avoided on the grounds of any such interest or benefit and the receipt by a director of any such remuneration or other benefit shall not constitute a breach of his duties under section 176 CA 2006.

131 Disclosure of interests to board

131.1 A director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become so interested.

131.2 For the purposes of this article and article 129:

(a) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this article in relation to such contract, transaction, arrangement or proposal; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

131.3 A director need not declare an interest pursuant to article 131.1, or in order to take advantage of article 129, if:

(a) it cannot reasonably be regarded as likely to give rise to a conflict of interest;

(b) if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under the company's constitution.

132 Interested director not to vote or count for quorum

Save as provided in this article, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 252 CA 2006) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the company, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 252 CA 2006) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e) any proposal relating to an arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) any proposal concerning insurance which the company proposes to maintain or purchase for the benefit of directors or for the benefit of persons who include directors; and

(g) any proposal concerning any arrangement to be entered into by the company for the provision of any indemnity in favour of any other current or former director, alternate director, company secretary, officer or employee of the company or any of its subsidiary undertakings in respect of liabilities incurred by any such person in the course of his office or employment with the company or any such subsidiary undertaking (notwithstanding the fact that such director may also be provided with an indemnity on equivalent terms).

133 Director's interest in own appointment

A director shall not vote or be counted in the quorum on any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the company or any company in which the company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the company or any company in which the company is interested, such proposals may be divided and a separate resolution considered in relation to each director. In such case each of the directors concerned (if not otherwise debarred from voting under these articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

134 Chairman's ruling conclusive on director's interest

If any question arises at any meeting as to the materiality of a director's interest (other than the chairman's interest) or as to the entitlement of any director (other than the chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the chairman of the meeting. The chairman's ruling in relation to the director concerned shall be final and conclusive.

135 Directors' resolution conclusive on chairman's interest

If any question arises at any meeting as to the materiality of the chairman's interest or as to the entitlement of the chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman), whose majority vote shall be final and conclusive.

136 Connected persons

For the purposes of articles 129 to 135 (which shall apply equally to alternate directors) an interest of a person who is for the purposes of the statutes connected (which word shall have the meaning given to it by section 252 CA 2006) with a director shall be treated as an interest of the director.

SEALS

137 Safe custody

The board shall provide for the safe custody of the seal, the securities seal and of any other seal of the company.

138 Application of seals

138.1 The seal shall be used only by the authority of a resolution of the board or of a committee of the board so authorised, which resolution may include a resolution for the giving of a general authority to any director, the secretary, an assistant secretary or other officer of the company to affix the seal from time to time. The board may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical, electronic or other means.

138.2 Every certificate or share warrant shall be issued either:

(a) by affixing the securities seal to it, by mechanical, electronic or other means;

(b) by printing a representation of the securities seal on it, by mechanical, electronic or other means, including laser printing; or

(c) in such other manner as the board, having regard to the statutes and the regulations of the London Stock Exchange, may authorise.

139 Official seal for use abroad

Subject to the provisions of the statutes, the company may have an official seal for use in any place abroad.

THE SECRETARY

140 The secretary

140.1 Subject to the provisions of the statutes, the board shall appoint a secretary or joint secretaries and shall have power to appoint one or more persons to be an assistant or deputy secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the board.

140.2 If the office of secretary is vacant, or if for any reason the secretary is incapable of acting, anything required or authorised by the statutes or these articles to be done by the secretary may be done by or to any assistant or deputy secretary, or if there is no assistant or deputy secretary, by any officer of the company authorised either generally or specifically by the board in that regard.

140.3 Any provision of the statutes or of these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

141 Power to authenticate

Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the company and any resolutions passed by the company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the company, and to certify copies thereof or extracts therefrom as true copies or extracts. Where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS AND OTHER PAYMENTS

142 Declaration of dividends

Subject to the provisions of the statutes and of these articles, the company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the company. However, no dividend shall exceed the amount recommended by the board and no dividend shall be paid in respect of any shares held by the company as treasury shares.

143 Interim dividends

Subject to the provisions of the statutes, the board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the board to be justified by the profits of the company available for distribution. If at any time the share capital of the company is divided into different classes, the board may pay such interim dividends to the holders of shares which rank after shares conferring preferential rights with regard to dividend as well as to the holders of shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. Provided that the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

144 Entitlement to dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid

proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

145 Calls or debts may be deducted from dividends

The board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the company on account of calls or otherwise in relation to the shares of the company.

146 Distribution in specie

The board may, with the authority of an ordinary resolution of the company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the board may settle it as it thinks fit. In particular, the board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

147 Dividends not to bear interest

Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the company or in respect of a share shall bear interest as against the company.

148 Method of payment

148.1 The company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order, by any method provided by the rules of a relevant system, or by any other method (including by electronic media) as the board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a depositary, subject to the approval of the board, such persons and addresses as the depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the register) or to such person and such address as such member or person or persons may direct in writing.

148.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to

evidence and indemnity and the payment of out of pocket expenses of the company in connection with the request as the board may think fit.

148.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

148.4 The board may, at its discretion, make provisions to enable a depositary and/or any member as the board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the board may in its absolute discretion determine.

149 Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the company to the person entitled thereto are returned to the company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the company of an address to be used for the purpose.

150 Unclaimed dividends

All dividends, interest or other sum payable and unclaimed for twelve months after having become payable may be invested or otherwise made use of by the board for the benefit of the company until claimed and the company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared or become due for payment shall (if the board so resolves) be forfeited and shall cease to remain owing by the company.

151 Payment of share dividends

The board may, with the prior authority of an ordinary resolution of the company and subject to such terms and conditions as the board may determine, offer to any holders of ordinary shares (excluding any ordinary share held as a treasury share) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the board shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the board may exclude from any offer any holders of ordinary shares or any ordinary shares held by a depositary or any ordinary shares on which dividends are payable in foreign currency where the board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any ordinary shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been duly made (the **elected ordinary shares**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account, capital redemption reserve or other undistributable reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. A board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the company in accordance with article 153 and in relation to any such capitalisation the board may exercise all the powers conferred on them by article 153 without need of such ordinary resolution;

(h) the additional ordinary shares so allotted shall rank *pari passu* in all respects with each other and with the fully paid ordinary shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the board may terminate, suspend or amend any offer of the right to elect to receive ordinary shares in lieu of any cash dividend at any time and generally may implement any share dividend scheme on such terms and conditions as the board may from time to time determine and take such other action as the board may deem necessary or desirable from time to time in respect of any such scheme.

152 Reserves

The board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the board, for any purpose to which the profits of the company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the board thinks fit. The board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the board may carry to reserve out of the unrealised profits of the company shall not be mixed with any reserve to which profits available for distribution have been carried. The board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

153 Capitalisation of reserves

The board may, with the authority of an ordinary resolution of the company:

(a) subject as provided in this article, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and unless the relevant resolution specifies otherwise, if on the relevant record date the company holds as treasury shares any shares of the same class as those whose holders would be entitled to receive such notional distribution, then the company is to be treated as if it were entitled to receive such distribution in respect of those treasury shares as would have been payable if a person other than the company had held those treasury shares;

(c) apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

  (i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to holders of shares credited as fully paid; and

  (ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the company or in paying up in full debentures of the company, the amount of the net assets of the company at that time is not less than the aggregate of the called up share capital of the company and its undistributable reserves as shown in the latest audited accounts of the company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(d) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(e) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the company rather than to the holders of shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(f) authorise any person to enter on behalf of all the holders of ordinary shares concerned into an agreement with the company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(g) generally do all acts and things required to give effect to such resolution.

154 Record dates

Notwithstanding any other provision of these articles but without prejudice to the rights attached to any shares and subject always to the statutes the company or the board may by resolution specify any date (the **record date**) as the date at the close of business (or such other time as the board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

155 Accounting records

The board shall cause accounting records to be kept in accordance with the statutes.

156 Inspection of records

No member (other than a director) shall have any right to inspect any accounting record or other document of the company unless he is authorised to do so by statute, by order of the court, by the board or by ordinary resolution of the company.

157 Accounts to be sent to members

Except as provided in article 158, a printed copy of the directors' and auditors' reports accompanied by printed copies of the annual accounts shall, not less than twenty one clear days

before the general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the company and to the auditors and to every other person who is entitled to receive notice of general meetings. However, this article shall not require a copy of those documents to be sent to any person who under the provisions of these articles is not entitled to receive notices from the company or of whose address the company is unaware or to any holder of debentures of whose address the company is unaware or to more than one of the joint holders of any shares or debentures. If and to the extent permitted by the statutes, all or any of such documents may be delivered to a member by electronic means. If all or any of the shares in or debentures of the company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

158 Summary financial statements

The company may, in accordance with section 426 CA 2006 and any regulations made under it, send (including, to the extent permitted by the statutes, by electronic means) a summary financial statement to any member instead of or in addition to the documents referred to in article 157. Where it does so, the statement shall be delivered or sent by post to the member not less than twenty one clear days before the annual general meeting before which those documents are to be laid.

NOTICES

159 Notices to be in writing

Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice convening a board or board committee meeting need not be in writing.

160 Service of notice on members

160.1 The company may give any notice, document or information to a member:

(a) personally;

(b) by sending it by post or other delivery service in a pre-paid envelope addressed to the member at his registered address or by leaving it at that address or by any other means, authorised in writing by the member concerned;

(c) by electronic means to an address authorised in writing by the member concerned; or

(d) by making it available on a website provided that the company has notified such member that the notice, document or information is so available by giving notice in the manner specified in any of paragraphs (a), (b) or (c) of this article 160.1.

In the case of a member registered on an overseas branch register any such, document or information which is posted may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

160.2 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint holders. The agreement or specification of the joint holder whose name stands earliest in the register will be accepted to the

exclusion of the agreement or specification of any other joint holder(s) whose name(s) stand later in the register."

160.3 Where a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the company of an address within the United Kingdom at which notices or other documents may be given to him, he shall be entitled to have notices given to him at that address or, where applicable, to be notified at that address of the availability of the notice, documents or other information on a website. Alternatively, a member whose registered address is outside the United Kingdom can give the company an address for the purposes of communications in electronic form. If he does, notices, documents or other information may (at the company's absolute discretion), subject to these articles, be sent or supplied to him at that address. Otherwise, no such member shall be entitled to receive any notice or document from the company.

160.4 If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the company until he shall have communicated with the company and supplied in writing a new registered address or address within the United Kingdom for the service of notices.

160.5 The provisions of this article 160 and of articles 161 to 165 do not affect any provision of the statutes or these articles requiring notices or documents to be delivered in a particular manner.

160.6 Where a member authorises the company to serve notices, documents or information on that member by electronic means, if the company receives an immediate electronic notification that such electronic mail address has ceased to be maintained, the company shall serve such notices, documents or information on the shareholder by such other means as may be permitted in accordance with article 160.1.

161 Notice in case of death, bankruptcy or mental disorder

The company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

162 Evidence of service

162.1 Any member present, in person or by proxy, at any meeting of the company or of the holders of any class of shares of the company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

162.2 Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a pre-paid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address, or address for service in

the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left. Any notice, document or information sent by electronic means shall be deemed to be delivered on the day it was sent even if the company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or information made available on a website shall be treated as being delivered when the material was first made available on the website, or if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

162.3 In calculating the number of days referred to in article 162.2 for deemed receipt of a notice, certificate or other document, non working days shall be included within the relevant time period.

163 Notice binding on transferees

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the company under section 793 CA 2006) which, before his name is entered in the register, has been duly given to a person from whom he derives his title.

164 Notice by advertisement

Any notice to be given by the company to the members or any of them, and not otherwise provided for by these articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

165 Suspension of postal services

If at any time by reason of the suspension, interruption or curtailment of postal services or electronic form of communications or threat thereof within the United Kingdom the company is or would be unable effectively to convene a general meeting by notices sent through the post or by electronic means, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the company shall send confirmatory copies of the notice by post or by electronic means if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom or, as the case may be, the sending of such notices by electronic means again becomes practicable.

166 Service of notices on the company

Subject to the statutes, articles 160.1 and 162.2 shall apply, mutatis mutandis, to the service by members of notices and documents on the company, save that any notice, certificate (but not a share certificate) or document sent by electronic means to the company shall be deemed to have been served or delivered at the time it is actually received by the company.

WINDING UP

167 Division of assets

If the company is wound up the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

168 Transfer or sale under section 110 Insolvency Act 1986

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

INDEMNITY

169 Indemnity and insurance

169.1 As far as the statutes allow this, the company:

(a) can indemnify any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company against any liability; and

(b) can purchase and maintain insurance against any liability for any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company.

169.2 A director of the company or of any associated company will not be accountable to the company or the shareholders for any benefit provided pursuant to this article 169. Anyone receiving such a benefit will not be disqualified from being or becoming a director of the company.


RECEIVED
2008 JUL 24 A 9:24

United Utilities Group Plc
12g3-2(b) Application Documents

4. Proposed amendments of the United Utilities articles of association

Company number 2366616

THE COMPANIES ACTS

PUBLIC COMPANY
LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES PLC

Contents

No. 2366616

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

UNITED UTILITIES PLC

(Including amendments made on or before 21st July 2000)

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1 The company's name is UNITED UTILITIES PLC[1]

2 The company is to be a public company.

3 The company's registered office is to be situated in England and Wales.

4 The company's objects are:[2]

(a)

(i) To carry on the business of a holding company and to co-ordinate and regulate the activities and businesses of subsidiary and associated companies for the time being and the financing of the companies.

(ii) To acquire and hold either in the name of the company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes and other securities, obligations and other investments of any nature whatsoever issued, created or guaranteed by any company constituted or carrying on business in any part of the world or by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(iii) To acquire any such shares, stocks, debentures, debenture stock, bonds, notes, securities, obligations and investments by original subscription, contract, tender, purchase, exchange, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(iv) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stocks, debentures, debenture stocks, bonds, notes, securities, obligations and investments.

(v) To provide any form of capital for and take part in the formation, management, supervision or control of the business or operations of any

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[1] The name of the company was changed from North West Water Group PLC to its present name with effect from 1st January 1996.

[2] Clause 4 was amended by special resolution passed on 25th July 1997.

company or undertaking and for such purposes to appoint and remunerate any directors, accountants or other experts, advisers or agents and to act as agents for and to manage supervise or control and provide services to the business, property or operations of any person, company or undertaking, or any property in which the company may be interested.

(b) To carry on the business of the planning, provision, operation, development, maintenance, improvement and extension of utility services of every description, including those relating to water, wastewater, electricity, gas and telecommunications systems.

(c) To carry on business as a general commercial company.

(d) To carry on all or any of the businesses of inspectors, maintainers, repairers, reconditioners, cleaners, clearers, servicers, coaters, designers, developers, manufacturers, constructors, installers, layers, fitters, hirers, letters on hire, suppliers, distributors, importers and exporters of, and dealers in, mains, sewers, drains, pipes, pipelines, equipment ancillary to the operation or use of any of them, installations and facilities of all kinds, tools and machinery of every description, plumbing, engineering and other equipment, plant, components, accessories and supplies of every description.

(e) To carry on all or any of the businesses of consultants, advisers and suppliers of management, personnel and training services, whether generally or in respect of one or more of the types of business or activity which the company has power to carry on, and to provide training and educational courses, instruction and materials, of every description, for employees of the company and for other persons.

(f) To carry on all or any of the businesses of, and provide services associated with, plumbers, engineers (including, without limitation, water, sewerage, mechanical, gas, electrical, heating, ventilation, civil construction, chemical and telecommunications engineers), mechanics, technicians, geologists, draughtsmen, designers, surveyors, architects, builders, painters and decorators.

(g) To carry on all or any of the businesses of suppliers, developers and promoters of recreational, sporting and leisure services, facilities and activities, whether or not connected with the use of water or land associated with water.

(h) To carry on all or any of the businesses of bankers, financiers, factors, debt collectors, dealers in securities, underwriters, insurers, brokers of any kinds, storage contractors, freight contractors, carriers by land, water and air of freight and passengers, forwarding agents, shipping agents and agents of any other kind.

(i) To carry on all or any of the businesses of developers of, and dealers in, property, real or personal, and interests and rights in such property, and of estate agents.

(j) To carry on all or any of the businesses of running, operating, managing, supplying, servicing, repairing and dealing in:

(i) telecommunication systems, systems of other kinds for the conveyance by any means of sounds, visual images and signals; and

(ii) data processing and information retrieval systems, computers, computer programs and software, computer bureaux and databases,

and services, facilities and equipment ancillary to, or for use in connection with, any of the same.

(k) To carry on all or any of the businesses of nurserymen, gardeners, landscapers and funeral undertakers.

(l) To provide and supply laboratory, scientific, biological, biochemical, technological, analytical and environmental services of all kinds.

(m) To carry on all or any of the businesses of suppliers, distributors, manufacturers, producers, processors, importers and exporters of, and dealers in, chemicals, pharmaceuticals, fertilisers, compost and foodstuffs.

(n) To carry on business as inventors, researchers and developers, to conduct, promote and commission research and development in connection with the activities of the company and its subsidiaries, to establish and maintain research stations, laboratories, workshops, testing and proving grounds, facilities and establishments and installations and to exploit and turn to account the results of any research and development carried out by or for it.

(o) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, alter, install, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, purchase, sell, hire, hire out, import, export, supply and otherwise deal in all kinds of equipment, apparatus, plant, machinery, appliances, articles, furniture, things, accessories, components, fittings, tools, materials, substances, products, systems, computers, computer programs and software which are required or are likely to be required by the company for the purposes of, or in connection with, any of its businesses, or by other persons, or which in the opinion of the directors may be conveniently or advantageously dealt with by the company in connection or association with any of its objects or the objects of any of its subsidiaries.

(p) To purchase, charter, lease, take or let on hire, operate, use, employ or turn to account, build, equip, service, repair, maintain, supply and deal in ships and vessels and craft of every description (including, without limitation, submersible craft), hovercraft, motor vehicles, aircraft, airships, railway locomotives, wagons, trucks and any means of transport and parts and accessories of all kinds for any of the same.

(q) To enter into, carry on and participate in financial transactions and operations of all kinds and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations, including, without limitation, acting as agents for the collection, receipt or payment of money.

(r) To establish, acquire, produce, transmit, broadcast, publish, print and reproduce in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in brochures, manuals, journals, periodicals, magazines., newspapers, books, pictures, photographs, stationery and other documents, sound and visual recordings, tapes, films, and programmes for radio, television, cinema and other means of communication.

(s) To carry on any other business or activity which the directors consider is, or may be capable of being carried on directly or indirectly for the benefit of the company.

(t) To acquire by any means and hold and deal with any real or personal property or rights whatsoever and, without prejudice to the generality of the foregoing, to purchase, take on lease or in exchange, hire or otherwise acquire and hold any real property and any estate or interest in such property, including, without limitation any lands, buildings, installations, structures, servitudes, easements, rights, privileges and concessions and to exploit and develop the same.

(u) To explore for, acquire and exploit natural resources, lands, claims, wells, mines, minerals, mineral, drilling and mining rights, exploration and production rights, and interests of all descriptions in or relating to the same.

(v) To further the conservation, enhancement and appreciation of features of the natural and physical environment.

(w) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the company is authorised to carry on or which can be carried on in connection with any such business, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance, with any such person and to give or accept, for any of the acts or things aforesaid or property acquired, such consideration as the company thinks fit, including, without limitation, any shares, whether fully or partly paid up, debentures, or other securities or rights.

(x) To apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) or any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention or secret process of any kind and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account or deal with, the property, rights or information so acquired.

(y) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the company.

(z) To borrow or raise money or secure or discharge any debt or obligation (whether of the company or of any other person) in such manner as the company thinks fit and in particular (but without prejudice to the generality of the foregoing) by the creation or issue, upon such terms as to priority or otherwise as the company thinks fit, of securities of any kind or mortgages or charges (fixed or floating) founded or based upon all or any part of the undertaking, property, assets and rights (present and future) of the company, including its uncalled capital, or without any such security; and to receive money on deposit and advance payments with or without allowance of interest thereon.

(aa) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any contracts, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and

other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company and whether or not any consideration or advantage is received by the company.

(bb) To advance, lend or deposit money, and to give credit or financial accommodation to any person on such terms as may be thought fit by the company.

(cc) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(dd) To accept securities of any person or any property or interest therein of whatsoever nature in payment or part payment for any services rendered or for any sale or supply made to, or debt owing from, any such person.

(ee) To insure any property, asset, matter or interest and against any potential liability or loss of the company or of any other person and the life or health of any person for the benefit of the company.

(ff) To enter into and carry into effect any arrangement for partnership or joint working or joint venture in business or for the sharing of profits or for amalgamation with any other person.

(gg) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence, appointment, consent, or authorisation of any government, state, municipality, minister, department, local authority, or other authority or public body for enabling the company to carry any of its objects into effect or for extending any of the company's powers or for effecting any modification of the company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated, directly or indirectly, to prejudice the interests of the company or of its members.

(hh) To enter into any arrangements with any governments or authorities (national, municipal, local, international, or otherwise), or any corporations, companies, public bodies, or persons that may seem conducive to the company's objects or any of them, and to obtain from any such government, authority, corporation, company, body or person any charters, contracts, decrees, rights, privileges and concessions which the company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(ii) To grant pensions, allowances, gratuities, and bonuses to present and former directors, officers and employees of the company or of any subsidiary of the company or the dependants of such persons, and for that purpose to establish, maintain, administer and contribute to any pension or superannuation funds and to establish and support or aid in the establishment and support of welfare, sports and social facilities, any educational, scientific, literary, religious, or charitable institutions or trade societies, whether or not such societies be connected with the trade carried on by the company or by any subsidiary of the company, and any club or other establishment or profit sharing scheme calculated to advance the interests of the company or any subsidiary of the company and to subscribe or guarantee money for charitable or benevolent objects calculated to promote the interests of the company, its employees, former employees and their respective families and dependants.

(jj) To purchase, establish and maintain and or participate in or contribute to the cost of insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the company, or of any other company which is its holding company or the subsidiary or subsidiary undertaking of the company or of any such holding company, or who are or were at any time trustees of any pension fund in which any employees or former employees of the company or of any such other companies as aforesaid are beneficiaries or otherwise interested, including insurance against any liability incurred by such persons in relation howsoever to any act or omission in the actual or purported execution and/or discharge of the duties of any such person and/or in the exercise or purported exercise of the powers of any such person and/or otherwise in relation to the company or any other such companies as aforesaid or such pension fund and to the extent permitted by law to indemnify or to exempt any such person from or against such liability.

(kk) To establish, maintain, manage, support and contribute to any schemes for the acquisition of shares in the company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of:

(i) the company;

(ii) any company which is or was its holding company or is or was a subsidiary of the company or any such holding company; or

(iii) any other company or former company connected or associated in any way with the company or with the whole or any part of its undertaking, and to lend money to any such individuals to enable them to acquire shares in the company or in its holding company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the company or any other such company as aforesaid with any such individuals.

(ll) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which may in the opinion of the company be likely directly or indirectly to further the interests of the company, its employees or its members.

(mm) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with the formation, promotion and flotation of the company and the underwriting or placing or issue at any time of any securities of the company or of any other person.

(nn) To issue, allot and grant options over securities of the company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the company or any services rendered to, or at the request of, or for the benefit of, the company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(oo) To procure the company to be registered or recognised in any part of the world.

(pp) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company.

(qq) To dispose by any means of the whole or any part of the assets of the company or of any interest therein.

(rr) To distribute in specie or otherwise by way of dividends or bonus or reduction of capital all or any of the property or assets of the company among its members and particularly, but without prejudice to the generality of the foregoing, securities of any other company formed to take over the whole or any part of the assets or liabilities of the company or any proceeds of sale or other disposal of any property or assets of the company.

(ss) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(tt) To do all such other things as may be deemed, or as the directors consider, incidental to or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:

(i) unless the context otherwise requires, words in the singular include the plural and *vice versa*;

(ii) unless the context otherwise requires, a reference to a person includes a reference to a company, and a reference to a person or company includes a reference to a firm, partnership, corporation, government or other authority (municipal, local or otherwise), undertaking, organisation, association, statutory, public or other body and any other legal entity, whether resident, domiciled or situated (in any such case) in the United Kingdom or elsewhere;

(iii) references to "other" and "otherwise" shall not be construed where a wider construction is possible;

(iv) the words "subsidiary" (except in paragraph (v) below) and "holding company" have the same meaning as in section 736 of the Companies Act 1985 or any statutory modification or re-enactment of it;

(v) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5 The liability of the members is limited.

6 The company's share capital is £50,000 divided into 50,000 shares of £1 each[3].

[3] The capital history of the company is set out on page xi.

WE, the subscribers to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Signed: J Samuels JACQUELINE SAMUELS For and on behalf of Legibus Secretaries Limited Royex House Aldermanbury Square London EC2V 7LD	ONE
Signed: C Lee CHRISTINE ANNE LEE For and on behalf of Legibus Secretaries Limited Royex House Aldermanbury Square London EC2V 7LD	ONE
Total shares taken	TWO

DATED the 16th day of March, 1989.

WITNESS to all the above signatures:

Signed: D Ward

DENISE WARD

Royex House
Aldermanbury Square
London EC2V 71D

UNITED UTILITIES PLC

AUTHORISED SHARE CAPITAL SINCE INCORPORATION

Effective date	*£*	*Event*
On Incorporation (1st April 1989)	50,000	Divided into 50,000 shares of £1 each
29th August 1989	50,001	Increased to £50,001 by the creation of 1 special rights redeemable preference share of £1 and the 50,000 existing shares were redesignated as ordinary shares.
20th November 1989	2,216,001	Increased by creation of 2,166,000 ordinary shares of £1 each
12th December 1989	475,000,001	Increased by creation of 472,784,000 ordinary shares of £1 each
31st December 1994	475,000,001	Redemption of the special rights redeemable preference share
8th November 1995	660,000,001	Increased by creation of 185,000,000 ordinary shares of £1 each
26th July 1996	660,000,000	Reduced by cancellation of the authorised and unissued special rights redeemable preference share
26th July 1996	720,000,000	Increased by creation of 60,000,000 ordinary shares of £1 each
21st July 2000	800,000,000	Increased by creation of 80,000,000 ordinary share of £1 each
26th August 2003	1,119,000,000	Increased by the creation of 638,000,000 A shares of 50 pence each.
6th July 2005	1,119,000,000	The 638,000,000 A shares of 50 pence each were consolidated into, and reclassified as, 319,000,000 ordinary shares of £1 each
27 July 2007	1,300,000,000	Increased by the creation of 181,000,000 ordinary shares of £1 each

No. 2366616

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES PLC

(Adopted by special resolution passed on 25th July 2008)

PRELIMINARY

1 No other regulations to apply

No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the company, but the following shall be the articles of association of the company.

2 Interpretation

2.1 In these articles, unless the context otherwise requires, the following expressions have the following meanings:

these articles means these articles of association as originally adopted or altered or varied from time to time (and "article" means one of these articles)

auditors means the auditors for the time being of the company or, in the case of joint auditors, any one of them

board means the board of directors for the time being of the company or the directors present or deemed to be present at a duly convened meeting of directors at which a quorum is present

CA 1985 means the Companies Act 1985

CA 2006 means the Companies Act 2006

certificated share means a share, title to which is recorded on the register as being held in certificated form

chairman means the chairman (if any) of the board or, where the context requires, the chairman of a general meeting of the company

clear days means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given, and the day for which it is given or on which it is to take effect

depositary means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the company or other arrangements approved by the board whereby such custodian or other person or nominee holds or is interested in shares of the company or rights or interests in shares of the company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the board for the purpose of these articles, and shall include, where approved by the board, the trustees (acting in their capacity as such) of any employees' share scheme established by the company or any other scheme or arrangement principally for the benefit of employees or those in the service of the company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the board has approved

dematerialised instruction shall have the meaning ascribed to it in paragraph 3 of the Regulations

director means a director for the time being of the company

electronic form and **electronic means** shall have the meanings ascribed thereto in CA 2006

execution includes any mode of execution (and "executed" shall be construed accordingly)

hard copy and **hard copy form** shall have the meanings ascribed thereto in CA 2006

holder means (in relation to any share) the member whose name is entered in the register as the holder or, where the context permits, the members whose names are entered in the register as the joint holders, of that share

London Stock Exchange means London Stock Exchange plc

member means a member of the company or, where the context requires, a member of the board or of any committee

office means the registered office for the time being of the company

ordinary share means an ordinary share in the capital of the company

Other Resolution means any resolution put to a general meeting of the company which is of a procedural nature, including without limitation any resolution to correct a patent error in a Substantive Resolution, any resolution for adjournment of a meeting or any resolution for the election of a chairman of the meeting

paid up means paid up or credited as paid up

qualifying person shall have the meaning ascribed thereto in section 318(3) CA 2006

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated as mentioned in section 185(4) CA 1985 or section 778 CA 2006

register means the register of members of the company to be kept (in the case of shares held in certificated form) by the company pursuant to section 352 CA 1985 or section 113 CA 2006 or (in the case of shares held in uncertificated form) by the operator of a relevant system pursuant to paragraph 20 of the Regulations

Regulations means the Uncertificated Securities Regulations 2001, SI 2001 No. 3755

relevant system shall have the meaning ascribed to it in paragraph 3 of the Regulations

seal means any common seal of the company

secretary means the secretary for the time being of the company or any other person appointed to perform any of the duties of the secretary of the company including (subject to the provisions of the statutes) a joint, temporary, assistant or deputy secretary

securities seal means an official seal kept by the company pursuant to section 40 CA 1985 or section 50 CA 2006

share means a share of the company

statutes means CA 1985, CA 2006 and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the company

Substantive Resolution means any resolution put to a general meeting of the company which is not an Other Resolution

the company means United Utilities PLC, company number 2366616

uncertificated share means a share, title to which is recorded on the register as being held in uncertificated form

United Kingdom means Great Britain and Northern Ireland

writing or written means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form including (to the extent permitted from time to time by the statutes) electronic form.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and *vice versa*;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force. A reference to any provision of CA 1985 and CA 2006 shall be interpreted by applying the relevant provision of such Acts as shall be in force for the time being.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these articles shall bear the same meaning as in CA 1985 or CA 2006, as the

case may be, and words and expressions used in the Regulations have the same meanings when used in these articles.

2.5 The headings are inserted for convenience only and shall not affect the construction of these articles.

3 Form of resolution

Subject to the statutes, where for any purpose an ordinary resolution of the company is required, a special resolution shall also be effective.

4 Registered office

The office shall be at such place in England and Wales as the board shall from time to time appoint.

SHARE CAPITAL

5 Authorised share capital

The authorised share capital of the company at the date of the adoption of these articles is £1,300,000,000 divided into 1,300,000,000 ordinary shares of £1 each.

6 Allotment

Subject to the provisions of the statutes and to any relevant authority of the company in general meeting required by the statutes, unissued shares at the date of adoption of these articles and any shares hereafter created and any shares held by the company in treasury shall be at the disposal of the board, which may allot (with or without conferring rights of renunciation), grant options over, offer, sell or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the directors themselves), at such times and generally on such terms and conditions as the board may decide, provided that no share shall be issued at a discount.

7 Redeemable shares

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these articles may provide.

8 Power to attach rights

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may determine.

9 Share warrants to bearer

9.1 The company may, with respect to any fully paid shares, issue a warrant (a **share warrant**) stating that the bearer of the warrant is entitled to the shares specified in it and may provide

(by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in article 9.1 may be exercised by the board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares specified in it.

Subject to such conditions and to these articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the statutes. Subject to the provisions of the statutes, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

Except as otherwise expressly provided by these articles, as required by law or as ordered by a court of competent jurisdiction, the company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

ALTERATION OF SHARE CAPITAL

12 Increase, consolidation, cancellation and sub-division

The company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the statutes, sub-divide its shares or any of them into shares of a smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the company has power to attach to unissued or new shares.

13 Fractions of shares

13.1 Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including the company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £2.50 or such other sum as the board may from time to time determine, may be retained for the benefit of the company); or

(b) provided that the necessary unissued shares are available, the board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the board's discretion from any of the sums standing to the credit of any of the company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the board may exercise all the powers conferred on it by article 153 without an ordinary resolution of the company.

13.2 For the purposes of any sale of consolidated shares pursuant to article 13.1, the board may authorise some person to execute an instrument of transfer of (or, as the case may be, to give a dematerialised instruction in respect of) the shares to, or in accordance with the directions of, the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

14 Reduction of capital

Subject to the provisions of the statutes, these articles and to any rights for the time being attached to any shares, the company may by special resolution reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any way.

15 Purchase of own shares

Subject to the provisions of the statutes, these articles and any rights for the time being attached to any shares, the company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

16 Sanction to variation

If at any time the share capital of the company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the company (and notwithstanding that the company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

17 Class meetings

All the provisions in these articles as to general meetings shall *mutatis mutandis* apply to every meeting of the holders of any class of shares. The board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights.. The quorum at every such meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

18 Deemed variation

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking *pari passu* in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the company of its own shares in accordance with the provisions of the statutes and these articles.

EVIDENCE OF TITLE

19 Arrangements relating to uncertificated securities

19.1 Notwithstanding any other provision of these articles, title to any securities of the company may be evidenced and may be transferred without a written instrument in accordance with regulations from time to time made under the statutes and subject to such regulations the board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

19.2 Where any provision of these articles confers authority on the company or the board or any of the directors to enter into (or to authorise some other person to enter into) any transaction in respect of shares held in uncertificated form (including, without limitation, article 23, article 38, article 49 and article 81) the board may authorise some person to give notice on behalf of the company to the operator of a relevant system, requiring that such shares be converted into certificated form and stating that such conversion is required in order to enable the company to give effect to the provisions of these articles.

20 Right to share certificates

20.1 On becoming the holder of any certificated share, every person (except a recognised person in respect of whom the company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the certificated shares of each class registered in his name. Such certificate shall specify the number, class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in article 138.

20.2 The issued shares of a particular class which are fully paid up and rank *pari passu* for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

20.3 The company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register as the holder of such shares shall be sufficient delivery to all joint holders.

20.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled to a certificate for the balance of such shares without charge.

20.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person, or in respect of any uncertificated shares.

21 Replacement certificates

21.1 Any two or more certificates representing certificated shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

21.2 If any member shall surrender for cancellation a share certificate representing certificated shares held by him and request the company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the board may, if it thinks fit, comply with such request.

21.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the company in investigating such evidence and preparing such indemnity and security, as the board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

21.4 In the case of shares held jointly by several persons, any such request as is mentioned in this article 21 may be made by any one of the joint holders.

LIEN ON SHARES

22 Lien on shares not fully paid

The company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by the statutes. The board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

23 Enforcement of lien by sale

The board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for fourteen clear days after service of such notice. For giving effect to any such sale, the board may authorise some person to execute an instrument of transfer of, or to give a dematerialised instruction in respect of, the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

24 Application of proceeds of sale

The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (in the case of a sale of certificated shares, on surrender to the company for cancellation of the certificate for the shares sold), subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale, be paid to the holder or the person (if any) entitled by transmission to the shares so sold, without interest.

CALLS ON SHARES

25 Calls

Subject to the terms of allotment of shares, the board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these articles serves notice of exercise of such power.

A call may be required to be paid by instalments and may, before receipt by the company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

26 Liability of joint holders

The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

27 Interest on calls

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding five per cent per annum above the Bank of England base rate (compounded on a six monthly basis), as the board shall determine. The board may waive payment of such costs, charges, expenses or interest in whole or in part.

28 Rights of member when call unpaid

Unless the board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the company.

29 Sums due on allotment treated as calls

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these articles be deemed to be a call duly made. If it is not paid, the provisions of these articles shall apply as if such amount had become due and payable by virtue of a call.

30 Power to differentiate

The board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

31 Payment in advance of calls

The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish *pro tanto* the liability on the shares on which it is made. The company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the board may decide. The board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its

intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

32 Delegation of power to make calls

If any uncalled capital of the company is included in or charged by any mortgage or other security, the board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

33 Notice if call not paid

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than fourteen clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

34 Forfeiture for non-compliance

If the notice referred to in article 33 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

35 Notice after forfeiture

When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

36 Forfeiture may be annulled

The board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the board shall see fit.

37 Surrender

The board may accept a surrender of any share liable to be forfeited. In such case references in these articles to forfeiture shall include surrender.

38 Disposal of forfeited shares

Every share which shall be forfeited shall thereupon become the property of the company. Subject to the provisions of the statutes, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the board shall determine. The board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the register notwithstanding (in the case of a certificated share) the absence of any share certificate being lodged in respect thereof. An instrument of transfer executed by that person, or a dematerialised instruction given at the request of that person, shall be as effective as if it had been executed or given by the holder of, or the person entitled by transmission to, the share. The company may receive the consideration (if any) given for the share on its disposal.

39 Effect of forfeiture

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the company for cancellation the certificate (if any) for such shares. He shall nevertheless be liable to pay to the company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

40 Extinction of claims

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the company, except only such of those rights and liabilities as are by these articles expressly saved, or as are by the statutes given or imposed in the case of past members.

41 Evidence of forfeiture

A statutory declaration by a director or the secretary that a share has been forfeited in pursuance of these articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the company for the consideration (if any) given for the share on the sale or disposition thereof shall (subject if necessary to the execution of an instrument of transfer or the giving of a dematerialised instruction) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

42 Transfer of certificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any form approved by the board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a certificated share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect of it. All instruments of transfer which are registered may be retained by the company.

43 Transfer of uncertificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his uncertificated shares in accordance with the rules and regulations in force from time to time which are applicable to a relevant system.

44 Right to refuse registration

44.1 The board may, in its absolute discretion, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) (if it is in respect of a certificated share) it is delivered for registration to the office or such other place as the board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the board shall not refuse to register any transfer or renunciation of partly paid shares which are admitted to trading on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

44.2 Transfers of shares will not be registered in the circumstances referred to in article 81.

45 Notice of refusal

If the board refuses to register a transfer of a share it shall, within two months after the date on which, in the case of a certificated share, the transfer was lodged with the company, or, in the case of an uncertificated share, the dematerialised instruction was received by the company, send notice of the refusal to the transferee. Any instrument of transfer which the board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it.

46 Fees on registration

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

47 Transfers by renunciation

Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

48 On death

If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares. Nothing in these articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

49 Election of person entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person or, as the case may be, procure the transfer of such share to that person by means of a dematerialised instruction. All the provisions of these articles relating to the transfer of shares shall apply to the notice, instrument of transfer or dematerialised instruction (as the case may be) as if it were executed or given by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

50 Rights on transmission

Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the company or at any separate meeting of the holders of any class of shares of the company. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within sixty days, the board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

51 Destruction of documents

51.1 The company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any proxy form which has been used for a poll, after one year from the date on which the poll was taken;

(e) any proxy form which has not been used for a poll, after one month from the general meeting or class meeting to which it relates; and

(f) any other document on the basis of which any entry in the register is made, after six years from the date on which an entry was first made in the register in respect of it,

provided that the company may destroy any such type of document at a date earlier than that authorised by this article if a copy of such document is retained on microfilm or by other similar means on which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

51.2 It shall be conclusively presumed in favour of the company that every entry in the register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the company, provided that:

(a) this article 51 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article 51 shall be construed as imposing on the company any liability in respect of the destruction of any such document otherwise than as provided for in this article 51 which would not attach to the company in the absence of this article 51; and

(c) references in this article 51 to the destruction of any document include references to the disposal of it in any manner.

GENERAL MEETINGS

52 Annual general meetings

Subject to the provisions of the statutes, annual general meetings shall be held at such time and place as the board may determine.

53 Other general meetings

All general meetings, other than annual general meetings, shall be called general meetings.

54 Convening of general meetings

The board may convene a general meeting whenever it thinks fit. If there are not within the United Kingdom sufficient members of the board to convene a general meeting, any director may call a general meeting.

55 Notice of general meetings

55.1 An annual general meeting shall be convened by not less than twenty one clear days' notice in writing. All other general meetings shall be convened by not less than fourteen clear days' notice in writing.

55.2 The notice shall specify:

(a) (if applicable) that the meeting is an annual general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote instead of him and that a proxy need not also be a member.

55.3 The notice shall be given to the members (other than any who, under the provisions of these articles or of any restrictions imposed on any shares, are not entitled to receive notice from the company), to the directors and to the auditors.

55.4 If, after a notice convening a general meeting of the company has been despatched or made available to members, the board becomes aware of any fact, event or circumstances which, in the board's opinion, would make it impractical or inappropriate to hold the general meeting on the date or time or at the place for which notice has been given, the board may give notice pursuant to article 164 to those entitled to receive the notice pursuant to article 55.3 either cancelling such meeting or postponing such meeting to a time and date which is not less than twenty one clear days from the date of such notice, which shall also specify the place at which such postponed meeting shall be held.

56 Omission to send notice

For the purpose of determining whether notice of any meeting was duly given, each of the following shall be disregarded and shall not invalidate the proceedings at that meeting:

(a) the accidental failure to give notice of the meeting;

(b) the accidental failure to send or supply any document or other information relating to any meeting;

(c) the accidental failure to provide an instrument of proxy to any person, in cases where it is intended that such an instrument be sent out with the notice convening the meeting to which it relates; or

(d) the non-receipt of any document referred to at (a), (b) or (c) above by any person entitled to receive the same.

57 Special business

All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the directors and the auditors and any other document required to be annexed to the annual accounts;

(c) the election or re-election of directors;

(d) the appointment or re-appointment of auditors and the fixing of the remuneration of the auditors or the determination of the manner in which such remuneration is to be fixed;

(e) the approval of a directors' remuneration report required to be prepared and approved pursuant to sections 234B and 241A CA 1985 or sections 420, 422 and 439 CA 2006.

PROCEEDINGS AT GENERAL MEETINGS

58 Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two qualifying persons shall be a quorum.

59 If quorum not present

If within thirty minutes (or such longer interval as the chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to such time (not being less than seven nor more than sixty days later) and place as the chairman (or, in default, the board) may determine. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

60 Chairman

60.1 The chairman of the board shall preside at every general meeting of the company. If there be no such chairman, or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as chairman, the directors present shall choose one of their number to act or, if there be only one director present, he shall be chairman if willing to act. If there be no director present and willing to act, then any member present at the meeting in person may be elected to be chairman of the meeting by a resolution passed at the meeting.

60.2 The chairman of the meeting who presides pursuant to the provisions of article 60.1 may, at any time during a general meeting of the company, nominate any director of the company to be the chairman of the meeting for the remainder of or for any part of the meeting.

61 Directors may attend and speak

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the company.

62 Power to adjourn

The chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these articles or at common law, the chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the comfort, safety and security of those attending and the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

63 Notice of adjourned meeting

Where a meeting is adjourned indefinitely, the board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for fourteen days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

64 Business of adjourned meeting

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

65 Accommodation of members and security arrangements

65.1 The board may, for the purpose of ensuring the comfort, safety and security of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the board shall consider to be appropriate in the circumstances and may from time to time vary any such arrangements or make new arrangements in place thereof. In the case of any meeting to which such arrangements apply the board may, for the purposes of ensuring the comfort, safety and security of those attending, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (the **principal place**); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but who cannot be accommodated in the principal place and who are excluded therefrom under the

provisions of this article or who wish to attend at any of such other places, provided that persons attending at the principal place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the principal place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for regulating the level of attendance in any manner aforesaid as between the principal place and any of such other places, provided that they shall operate so that any member who cannot be accommodated in the principal place as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these articles any such meeting shall be treated as being held and taking place at the principal place.

65.2 For the purpose of ensuring the safety and security of those attending any meeting the board may require that any person wishing to attend any meeting should submit to such searches or other security arrangements as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who refuses to cooperate with or to submit to such searches or to otherwise comply with such security arrangements.

VOTING

66 Method of voting

66.1 At any general meeting all Substantive Resolutions put to a vote of the meeting shall be decided on a poll, and all Other Resolutions put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members having the right to vote on the resolution; or

(c) a member or members (or their proxies) representing not less than 10 per cent of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to shares in the company held as treasury shares); or

(d) a member or members (or their proxies) holding shares in the company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right (excluding shares in the company held as treasury shares).

66.2 The chairman of a general meeting may, in his absolute discretion, determine whether a resolution is a Substantive Resolution or an Ordinary Resolution and his decision shall be final.

66.3 At general meetings, resolutions shall be put to the vote by the chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

67 Chairman's declaration conclusive on show of hands

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the company, shall be

conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

68 Objection to error in voting

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

69 Amendment to resolutions

69.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

69.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or validly received by the company by electronic means, or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

70 Procedure on a poll

70.1 Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman shall direct. The chairman shall determine the manner (including the use of ballot or voting papers or tickets or electronic means) in which a poll shall be taken and may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70.2 The demand for a poll (other than on the election of a chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

70.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

70.4 On a poll, votes may be given in person or by proxy. Subject to the provisions of section 323 CA 2006, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71 Votes of members

71.1 Subject to the provisions of the statutes, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these articles, at any general meeting every qualifying person who is present shall on a show of hands have one vote and every member present in person, or by proxy shall on a poll have one vote for each share of which he is the holder.

71.2 The company shall not be entitled to exercise any voting rights, whether on a show of hands or on a poll, in respect of any shares held by it as treasury shares.

71.3 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

71.4 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the board may in its absolute discretion, on or subject to production of such evidence of the appointment as the board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote shall be received by the company by electronic means or be deposited at the office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

72 Casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall not be entitled to a second or casting vote in addition to any other vote that he may have.

73 Restriction on voting rights for unpaid calls etc.

No member shall, unless the board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the company.

74 Voting by proxy

Any person (whether a member of the company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy or, where the appointment of the proxy was communicated by electronic means, receipt of such appointment by the company or its agent, shall not

preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

75 Form of proxy

75.1 An instrument appointing a proxy shall:

(a) be in writing in any common form or in such other form as the board may approve, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting (including, for the avoidance of doubt, any resolution which properly comes before the meeting where notice of the same was not included in the notice of the meeting nor specific reference thereto made in the instrument appointing the proxy) as the proxy thinks fit, and shall also be deemed to confer on the proxy the right to speak at the meeting;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75.2 In addition, the board may determine that, if and to the extent permitted from time to time by the statutes, and subject to such terms and conditions as the board may specify, a proxy may be appointed by electronic means.

76 Deposit of proxy

76.1 The instrument appointing a proxy shall:

(a) in the case of an appointment which is not made by electronic means, be deposited at the office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, not less than forty eight hours (or such shorter time as the directors may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote, together with (if required by the board) any authority under which it is made (or a copy thereof certified notarially or in some other way approved by the board);

(b) in the case of an appointment made by electronic means where an address has been specified for the purpose of receiving proxy appointments in electronic form in the notice convening the meeting, or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, or in any invitation to appoint a proxy contained in electronic form issued by the company in relation to the meeting, be received at such address not less than forty eight hours (or such shorter time as the directors may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment is made by an electronic means (or a copy thereof certified notarially or in some other way approved

by the board) must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjourned meeting or in either case any accompanying document) not less than forty eight hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than forty eight hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than twenty four hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than forty eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to any director;

and subject to article 76.3 an instrument of proxy not deposited, delivered or received in a manner so permitted shall be invalid.

In this article and article 79, **address**, in relation to communications made in electronic form, includes any number or address (including, in the case of any uncertificated proxy instruction permitted pursuant to article 76.2, an identification number of a participant in the relevant system concerned) used for the purposes of such electronic communications.

When calculating the periods mentioned in this article, the directors can decide not to take account of any part of a day that is not a working day.

76.2 Without limiting the foregoing, in relation to any uncertificated shares the directors may from time to time permit appointments of a proxy to be made by electronic means in the form of an uncertificated proxy instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the company as the directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the directors (subject always to the facilities and requirements of the relevant system concerned)), and may in a similar manner permit supplements to, or amendments or revocations of, any such uncertificated proxy instruction to be made by like means. The directors may, in addition, prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the company or such participant. The directors may treat any such uncertificated proxy instruction which purports to be, or is expressed to be, sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

76.3 A director, the secretary or some person authorised for the purpose by the secretary may:

(a) accept a photocopy, or a copy delivered by facsimile transmission, of the instrument appointing the proxy (and of the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the board); and/or

(b) accept an instrument appointing a proxy which has not been properly executed as required by article 76.1 or is not supported by the relevant documents as required by article 76.2

as a valid instrument of proxy where such person determines, in good faith, that the documents deposited (including, where relevant, by electronic means) indicate in sufficient detail the member's intention to appoint a proxy.

76.4 No instrument appointing a proxy shall be valid after the expiry of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

76.5 To the extent (if any) that the board determines that proxies may be appointed by electronic means, any provisions of articles 75 and 76 may be disapplied or varied, insofar as they relate to any appointment made in this way, in such manner as the board may specify.

77 More than one proxy may be appointed

A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

78 Board may supply proxy cards

The board may at the expense of the company send or make available, by post or otherwise, instruments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the company, such invitations shall, subject to article 56, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

79 Revocation of proxy

Subject to section 330 CA 2006, a vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the company at the office, or at such other place as has been appointed for the deposit of instruments of proxy, or, where the appointment of a proxy was made by electronic means, at the address at which such appointment was duly received, at least forty eight hours (or such shorter period as the directors may determine) (such period to include or exclude any part of a day which is not a working day, if so determined by the directors) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

80 Corporate representative

A corporation (whether or not a company within the meaning of CA 2006) which is a member may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative (or representatives) at any meeting of the company or at any separate meeting of the holders of any class of shares. Any person so authorised shall (subject to section 323 CA 2006) be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A director, the secretary or some person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

81 Failure to disclose interests in shares

81.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 CA 2006 and has failed in relation to any shares (the **default shares**, which expression includes any shares issued after the date of such notice in respect of those shares) to give the company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (excluding any shares in the company held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 151, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

81.2 Where the sanctions under article 81.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under article 81.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) at the end of the period of seven days (or such shorter period as the board may determine) following receipt by the company of the information required by the notice mentioned in that paragraph and the board being fully satisfied that such information is full and complete.

81.3 Where, on the basis of information obtained from a member in respect of any share held by him, the company issues a notice pursuant to section 793 CA 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of article 81.1.

81.4 Where default shares in which a person appears to be interested are held by a depositary, the provisions of this article 81 shall be treated as applying only to those shares held by the depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the depositary.

81.5 Where the member on which a notice under section 793 CA 2006 is served is a depositary acting in its capacity as such, the obligations of the depositary as a member of the company shall be limited to disclosing to the company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the company or approved by the board pursuant to which it was appointed as a depositary.

81.6 For the purposes of this article 81:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the company that the person is, or may be, so interested, or if the company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 CA 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **interested** shall be construed as it is for the purpose of sections 820 and 822 to 825 CA 2006;

(c) reference to a person having failed to give the company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular, or having recklessly given information which is false in a material particular;

(d) **prescribed period** means fourteen days;

(e) **excepted transfer** means, in relation to any shares held by a member:

(i) a transfer by way of, or pursuant to, acceptance of a takeover offer for the company (within the meaning of section 974 CA 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

81.7 Nothing contained in this article 81 shall be taken to limit the powers of the company under sections 794 and 795 CA 2006.

UNTRACED MEMBERS

82 Power of sale

82.1 The company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of twelve years the company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under article 160.3;

(c) the said advertisements, if not published on the same day, shall have been published within thirty days of each other; and

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the company has not received any communication in respect of such share from the member or person entitled by transmission.

82.2 To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by (or a dematerialised instruction given by) that person shall be as effective as if it had been executed or effected by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

82.3 If during the period of twelve years referred to in article 82.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of article 82.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of article 82.1 have been satisfied in regard to such additional shares, the company shall also be entitled to sell the additional shares.

83 Application of proceeds of sale

The company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the company or invested in such investments as the board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

84 Number of directors

Unless and until otherwise determined by the company by ordinary resolution, the number of directors (other than any alternate directors) shall be not more than fifteen nor less than three.

85 Power of company to appoint directors

Subject to the provisions of these articles, the company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed the maximum number fixed in accordance with these articles.

86 Power of board to appoint directors

Without prejudice to the power of the company to appoint any person to be a director pursuant to these articles, the board shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed any maximum number fixed in accordance with these articles. Any director so appointed shall retire at the annual general meeting of the company next following such appointment and shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

87 Appointment of executive directors

Subject to the provisions of the statutes, the board may from time to time appoint one or more of its body to hold any employment or executive office (including that of executive chairman, chief executive or managing director) for such term (subject to the provisions of CA 2006) and subject to such other conditions as the board thinks fit in accordance with article 110. The board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the director and the company.

88 Eligibility for appointment as a director

No person, other than a director retiring (by rotation or otherwise), shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice duly executed or authenticated by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the company's register of directors, together with notice executed or authenticated by that person of his willingness to be appointed or re-appointed, is lodged at the office.

89 Share qualification

A director shall not be required to hold any shares of the company.

90 Resolution for appointment

A resolution for the appointment of two or more persons as directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

91 Retirement at intervals of one year and three years

91.1 A director (not being a director holding any employment or executive office pursuant to article 87) shall retire from office, and may offer himself for re-appointment, at each annual general meeting if, at the start of business on the date of the notice convening that annual general meeting, he has served as a director for a continuous period of nine years or more, and for the purpose of this article 91.1 the retirement and re-appointment of a director at the same general meeting, whether pursuant to these articles or otherwise, shall not constitute an interruption to that director's period of continuous service.

91.2 A director shall retire from office, and may offer himself for re-appointment, at the third annual general meeting following his appointment or last re-appointment by shareholders at a general meeting.

92 Directors to retire by rotation

92.1 Any director who is or will be required to retire at an annual general meeting pursuant to article 86 or article 91.1 shall not be taken into account in determining the number or the identity of the directors to retire by rotation at that meeting pursuant to this article 92.

92.2 The directors to retire by rotation at an annual general meeting pursuant to this article 92 shall be determined, both as to number and identity, by the composition of the board at the start of business on the date of the notice convening that annual general meeting, notwithstanding any change in the number or the identity of the directors after that time and before the conclusion of that annual general meeting.

92.3 At each annual general meeting, one third of the directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for re-appointment. Subject to the provisions of the statutes and of these articles, the directors to retire by rotation pursuant to this article 92 shall be, first, any director who wishes to retire and not offer himself for re-appointment, secondly, any director who is or will be required to retire pursuant to article 91.2, and thirdly that director or those directors who have been longest in

office since their appointment or last re-appointment by shareholders at a general meeting. As between two or more directors who have been in office an equal length of time since their last appointment or re-appointment by shareholders at a general meeting, the director or directors to retire shall, in default of agreement between them, be determined by lot.

93 Position of retiring director

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

94 Deemed re-appointment

At any annual general meeting at which a director retires by rotation the company may fill the vacancy and, if it does not do so, the retiring director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the director is put to the meeting and lost.

95 No retirement on account of age

No person shall be or become incapable of being appointed a director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person. No director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age.

96 Removal by ordinary resolution

In addition to any power of removal conferred by the statutes, the company may by ordinary resolution remove any director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the company, and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed a director.

97 Vacation of office by director

Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these articles, the office of a director shall be vacated if:

(a) he resigns by notice in writing delivered to, or if in electronic form, received by the secretary at the office or tendered at a board meeting;

(b) he ceases to be a director by virtue of any provision of the statutes, is removed from office pursuant to these articles or the statutes or becomes prohibited by law from being a director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the board resolves that his office be vacated;

(e) both he and his alternate director appointed pursuant to the provisions of these articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated;

(f) he is removed from office by notice in writing signed by all the other directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the company) and, for this purpose, a set of like notices each signed by one or more of the directors shall be as effective as a single notice signed by the requisite number of directors; or

(g) in the case of any director who holds any executive office with the company, his appointment as such is terminated or expires and the directors resolve that his office be vacated.

98 Resolution as to vacancy conclusive

A resolution of the board declaring a director to have vacated office under the terms of article 97 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

99 Appointment

99.1 Each director (other than an alternate director) may, by notice in writing delivered to, or if in electronic form, received by the secretary at the office, or in any other manner approved by the board, appoint any other director or any person approved for that purpose by the board and willing to act, to be his alternate.

99.2 No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the statutes has been received at the office.

99.3 An alternate director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of directors allowed by these articles.

100 Participation in board meetings

Every alternate director shall (subject to his giving to the company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director shall have a separate vote at board meetings for each director for whom he acts as alternate director, but he shall count as only one for the purpose of determining whether a quorum is present.

101 Alternate director responsible for own acts

Every person acting as an alternate director shall be an officer of the company, shall alone be responsible to the company for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

102 Interests of alternate director

An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the company and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a director. However, he shall not be entitled to receive from the company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the company direct. Subject to this article, the company shall pay to an alternate director such expenses as might properly have been paid to him if he had been a director.

103 Revocation of appointment

An alternate director shall cease to be an alternate director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a director, provided that if any director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

104 Directors' fees

The directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors such sum as the board may, from time to time, determine (not exceeding, in aggregate, £1,000,000 per annum or such other sum as the company in general meeting by ordinary resolution shall, from time to time, determine). Such sum (unless otherwise directed by the resolution of the company by which it is voted) shall be divided among the directors in such proportions and in such manner as the board may determine or, in default of such determination, equally (except that in such event any director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this article shall be distinct from any salary, remuneration, expenses or other amounts payable to a director pursuant to any other provisions of these articles and shall accrue from day to day.

105 Expenses

Each director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as director, including any expenses incurred in attending meetings of the board or any committee of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the company. If in the opinion of the directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of

the company or its business, such director or directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefore as the directors may from time to time determine.

106 Remuneration of executive directors

The salary or remuneration of any director appointed to hold any employment or executive office in accordance with the provisions of these articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board, and may be in addition to or in lieu of any fee payable to him for his services as director pursuant to these articles.

107 Pensions and other benefits

The board may exercise all the powers of the company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the company or to benefit, any person who is or has at any time been a director or employee of the company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the company or any such holding company or subsidiary undertaking or any predecessor in business of the company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the statutes, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The board may procure any of such matters to be done by the company either alone or in conjunction with any other person. Any director or former director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this article and shall not be obliged to account for it to the company.

POWERS AND DUTIES OF THE BOARD

108 Powers of the board

Subject to the provisions of the statutes, the memorandum of association of the company and these articles and to any directions given by special resolution of the company, the business of the company shall be managed by the board, which may exercise all the powers of the company, whether relating to the management of the business or not. No alteration of the memorandum of association or of these articles and no such direction given by the company shall invalidate any prior act of the board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these articles as to any specific power of the board shall not be deemed to limit the general powers given by this article.

109 Powers of directors being less than minimum number

If the number of directors is less than the minimum for the time being prescribed by these articles, the remaining director or directors shall act only for the purposes of appointing an additional director or directors to make up such minimum or of convening a general meeting of the company for the purpose of making such appointment. If there are no director or

directors able or willing to act, any two members may summon a general meeting for the purpose of appointing directors. Subject to the provisions of these articles, any additional director so appointed shall hold office only until the dissolution of the annual general meeting of the company next following such appointment unless he is re-elected during such meeting.

110 Powers of executive directors

The board may from time to time:

(a) delegate or entrust to and confer on any director holding executive office (including a chief executive or managing director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

111 Delegation to committees

111.1 The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be directors; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are directors or alternate directors.

111.2 The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these articles to the exercise by the board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

112 Local management

The board may establish any local or divisional boards or agencies for managing any of the affairs of the company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the board may think fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of the board, so far as they are capable of applying.

113 Power of attorney

The board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

114 Use of the title "director"

The board may appoint any person (not being a director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the statutes or these articles.

115 Exercise of voting power

The board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the company, or any power of appointment to be exercised by the company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

116 Provision for employees

The board may exercise any power conferred on the company by the statutes to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary undertaking.

117 Overseas registers

Subject to the provisions of the statutes, the board may exercise the powers conferred on the company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

118 Borrowing powers

118.1 The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and, subject to the provisions of the statutes, to create and issue debenture and other [loan stock and] debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

118.2 The board shall restrict the borrowings of the company and exercise all voting and other rights and powers of control exercisable by the company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such

exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the group (exclusive of moneys borrowed by one group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the company, exceed an amount equal to two and a half (2½) times the adjusted capital and reserves.

118.3 For the purposes only of this article 118:

(a) **adjusted capital and reserves** means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any revaluation reserve, merger reserve, share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the group;

(iv) excluding (so far as not already excluded):

(A) amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the company;

(B) any sum set aside for taxation (other than deferred taxation);

(C) the effect on the reserves of the company of any surplus or any deficit in the funding of any retirement benefit scheme which would otherwise be reflected in accordance with any applicable accounting standards;

(v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any group company to a person other than a group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(vi) making such other adjustments as the company's auditors, after consulting with the company, consider appropriate;

(b) **cash deposited** means an amount equal to the aggregate of the amounts beneficially owned by group companies which are deposited for the time being with any bank or other person (not being a group company) and which are repayable to any group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the company;

(c) **group** means the company and its subsidiary undertakings from time to time;

(d) **group company** means any company in the group;

(e) **moneys borrowed** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital, and the principal amount of any debenture or borrowings of, any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a group company but the payment or repayment of which is the subject of a guarantee or indemnity by a group company or is secured on the assets of a group company;

(ii) the principal amount raised by any group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any group company owned otherwise than by a group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

but do not include:

(vi) moneys borrowed by any group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final

repayment) of that or any other group company pending their application for such purpose within that period;

(vii) moneys borrowed by any group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other group company is guaranteed or insured, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(viii) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a group company, provided that it became a group company during the six months preceding the calculation;

(ix) an amount equal to the amount secured on an asset immediately after it was acquired by a group company, provided that it was acquired during the six months preceding the calculation;

(x) notwithstanding sub-paragraphs (i) to (v) above, the proportion of moneys borrowed by a group company (and not owing to another group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the company;

and in sub-paragraphs (vi) to (x) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **relevant balance sheet** means the latest published audited consolidated balance sheet of the group but, where the company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the company and, where the company has subsidiary undertakings but there are no consolidated accounts of the group, it means the respective balance sheets of the companies comprising the group;

(g) **subsidiary undertaking** means a subsidiary undertaking (within the meaning of CA 2006) of the company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985 or section 405 CA 2006); and **group** and **group company** and references to any company which becomes a group company or to companies comprising the group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **equity share capital** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as **shares** are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985 or section 1161(2) CA 2006.

118.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this article 118 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

118.5 A report or certificate of the auditors as to the amount of the adjusted capital and reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this article 118 or to the effect that the limit imposed by this article 118 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

118.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article 118 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

119 Board meetings

Subject to the provisions of these articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

120 Notice of board meetings

One director may, and the secretary at the request of a director shall, summon a board meeting at any time on reasonable notice. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for that purpose. A director may waive the requirement that notice be given to him of any board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a board meeting to a director who is absent from the United Kingdom unless he has requested the board in writing that notices of board meetings shall during his absence be given to him at any address in the United Kingdom notified to the company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

121 Quorum

The quorum necessary for the transaction of business may be determined by the board and until otherwise determined shall be two directors. A duly convened meeting of the board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the board.

122 Chairman of the board

The board may appoint one or more of its body chairman or joint chairman and one or more of its body deputy chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such chairman or deputy chairman is elected, or if at any meeting neither a chairman nor a deputy chairman is present within five minutes of the time appointed for holding the same, the directors present shall choose one of their number to be chairman of such meeting. Any chairman or deputy chairman may also hold executive office under the company.

123 Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of that meeting shall have a second or casting vote.

124 Participation by telephone or video conference

124.1 Any director or his alternate may validly participate in a meeting of the board or a committee of the board through the medium of conference telephone, video conferencing link or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the chairman of the meeting.

124.2 A person so participating by being present or being in telephone or video conference or any other form of communication with those in the meeting or with the chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is.

124.3 A resolution passed at any meeting held in the above manner, and signed by the chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the board (or committee, as the case may be) duly convened and held.

125 Resolution of the directors in writing

A resolution in writing signed by all the directors for the time being entitled to receive notice of a board meeting and not being less than a quorum, or by all the members of a committee of the board for the time being entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the board (or committee, as the case may be). Such a resolution:

(a) may consist of several copies of a document (each signed by one or more of the directors or members of the relevant committee, including signatures evidenced by means of facsimile transmission), which copies may be transmitted by electronic means, in which event, subject to any terms and conditions determined from time to time by the board, no signatures shall be required;

(b) need not be signed by an alternate director if it is signed by the director who appointed him;

(c) if signed by an alternate director, need not also be signed by his appointor;

(d) to be effective, need not be signed by a director who is prohibited by these articles from voting thereon, or by his alternate.

126 Proceedings of committees

All committees of the board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the board may prescribe and subject thereto shall be governed by such of these articles as regulate the proceedings of the board as are capable of applying.

127 Minutes of proceedings

127.1 The board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the board; and

(b) the names of directors present at every meeting of the board, of a committee of the board, of the company or of the holders of any class of shares or debentures of the company, and all orders, resolutions and proceedings of such meetings.

127.2 Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the secretary, shall be *prima facie* evidence of the matters stated in such minutes without any further proof.

128 Validity of proceedings

All acts done by a meeting of the board, or of a committee of the board, or by any person acting as a director, alternate director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

129 Directors' power to authorise conflict situations

129.1 For the purposes of section 175 of CA 2006, the directors shall have the power to authorise, on such terms (including as regards duration and revocation), and subject to such limits or conditions, if any, as they may determine, any matter proposed to them in accordance with these articles which would or might, if not so authorised, constitute or give rise to a situation (a **Relevant Situation**) in which a director (an **Interested Director**) has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the company (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not the company could take advantage of it). Any authorisation of a Relevant Situation pursuant to this article 129 shall extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the Relevant Situation so authorised.

129.2 Where directors give authority under article 129.1:

(a) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(b) the directors may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

129.3 Any such authorisation will be effective only if:

(a) at the meeting of the directors at which the Relevant Situation is considered any requirement as to quorum is met without counting the Interested Director; and

(b) the authorisation was agreed to without any Interested Director voting, or would have been agreed to if the votes of all Interested Directors had not been counted.

129.4 Subject to article 129.3(b), any proposal made to the directors and any authorisation by the directors in relation to a Relevant Situation shall be dealt with in the same way as that in which any other matter may be proposed to and resolved upon by the directors.

129.5 For the purposes of this article 129, a conflict of interest includes a conflict of interest and duty and a conflict of duties.

129.6 An Interested Director shall be obliged:

(a) to disclose to the other directors the nature and extent of his interest in any Relevant Situation, such disclosure to be made as soon as reasonably practicable; and

(b) to act in accordance with any terms, limits or conditions determined by the directors under article 129.1.

129.7 Any authorisation of a Relevant Situation given by the directors under article 129.1 may provide that:

(a) where the Interested Director obtains (other than through his position as a director of the company) information that is confidential to a third party, he will not be obliged to disclose it to the company or to use it in relation to the company's affairs in circumstances where to do so would amount to a breach of that confidence;

(b) where the Interested Director has a direct or indirect interest in a matter which conflicts, or may conflict, with the interests of the company, he may absent himself from the discussion of such matter at any meeting of the directors and be excused from reviewing papers prepared by or for the directors to the extent that they relate to that matter; and

(c) the Interested Director be excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the matter which the Interested Director has a direct or direct interest which conflicts, or may conflict, with the interests of the company,

and anything done (or omitted to be done) by the Interested Director in accordance with any such provision (or otherwise in accordance with the terms of any authorisation given under Article 129.1) will not constitute a breach by him of his duties under sections 172 to 174 CA 2006.

130 Director may have interests

Subject to the provisions of the statutes and provided that article 131 is complied with, a director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the company or in which the company is otherwise directly or indirectly interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the company (except that of auditor or of auditor of a subsidiary of the company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for the company, and in any such case on such terms as to remuneration and otherwise as the board may arrange, either in addition to or in lieu of any remuneration provided for by any other article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the company or in which the company is otherwise directly or indirectly interested or as regards which the company has any powers of appointment; and

(d) shall not be liable to account to the company for any profit, remuneration or other benefit which he derives from:

    (i) any such office, employment, contract, arrangement, transaction or proposal; or

    (ii) from any office or employment or from any transaction or arrangement or from any interest in any body corporate the acceptance, entry into or existence of which has been authorised by the directors pursuant to article 129 (subject, in any such case, to any terms, limits or conditions to which such authorisation was subject),

and no such contract, arrangement, transaction or proposal as is referred to in this article 130 shall be avoided on the grounds of any such interest or benefit and the receipt by a director of any such remuneration or other benefit shall not constitute a breach of his duties under section 176 CA 2006.

131 Disclosure of interests to board

131.1 A director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become so interested.

131.2 For the purposes of this article and article 129:

(a) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this article in relation to such contract, transaction, arrangement or proposal; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

131.3 A director need not declare an interest pursuant to article 131.1, or in order to take advantage of article 129, if:

(a) it cannot reasonably be regarded as likely to give rise to a conflict of interest;

(b) if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under the company's constitution.

132 Interested director not to vote or count for quorum

Save as provided in this article, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 252 CA 2006) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the company, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 252 CA 2006) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e) any proposal relating to an arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) any proposal concerning insurance which the company proposes to maintain or purchase for the benefit of directors or for the benefit of persons who include directors; and

(g) any proposal concerning any arrangement to be entered into by the company for the provision of any indemnity in favour of any other current or former director, alternate director, company secretary, officer or employee of the company or any of its subsidiary undertakings in respect of liabilities incurred by any such person in the course of his office or employment with the company or any such subsidiary undertaking (notwithstanding the fact that such director may also be provided with an indemnity on equivalent terms).

133 Director's interest in own appointment

A director shall not vote or be counted in the quorum on any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the company or any company in which the company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the company or any company in which the company is interested, such proposals may be divided and a separate resolution considered in relation to each director. In such case each of the directors concerned (if not otherwise debarred from voting under these articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

134 Chairman's ruling conclusive on director's interest

If any question arises at any meeting as to the materiality of a director's interest (other than the chairman's interest) or as to the entitlement of any director (other than the chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the chairman of the meeting. The chairman's ruling in relation to the director concerned shall be final and conclusive.

135 Directors' resolution conclusive on chairman's interest

If any question arises at any meeting as to the materiality of the chairman's interest or as to the entitlement of the chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman), whose majority vote shall be final and conclusive.

136 Connected persons

For the purposes of articles 129 to 135 (which shall apply equally to alternate directors) an interest of a person who is for the purposes of the statutes connected (which word shall have the meaning given to it by section 252 CA 2006) with a director shall be treated as an interest of the director.

SEALS

137 Safe custody

The board shall provide for the safe custody of the seal, the securities seal and of any other seal of the company.

138 Application of seals

138.1 The seal shall be used only by the authority of a resolution of the board or of a committee of the board so authorised, which resolution may include a resolution for the giving of a general authority to any director, the secretary, an assistant secretary or other officer of the company to affix the seal from time to time. The board may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical, electronic or other means.

138.2 Every certificate or share warrant shall be issued either:

(a) by affixing the securities seal to it, by mechanical, electronic or other means;

(b) by printing a representation of the securities seal on it, by mechanical, electronic or other means, including laser printing; or

(c) in such other manner as the board, having regard to the statutes and the regulations of the London Stock Exchange, may authorise.

139 Official seal for use abroad

Subject to the provisions of the statutes, the company may have an official seal for use in any place abroad.

THE SECRETARY

140 The secretary

140.1 Subject to the provisions of the statutes, the board shall appoint a secretary or joint secretaries and shall have power to appoint one or more persons to be an assistant or deputy secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the board.

140.2 If the office of secretary is vacant, or if for any reason the secretary is incapable of acting, anything required or authorised by the statutes or these articles to be done by the secretary may be done by or to any assistant or deputy secretary, or if there is no assistant or deputy secretary, by any officer of the company authorised either generally or specifically by the board in that regard.

140.3 Any provision of the statutes or of these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

141 Power to authenticate

Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the company and any resolutions passed by the company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the company, and to certify copies thereof or extracts therefrom as true copies or extracts. Where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the company having the custody thereof shall be deemed to be a person appointed by the

directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS AND OTHER PAYMENTS

142 Declaration of dividends

Subject to the provisions of the statutes and of these articles, the company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the company. However, no dividend shall exceed the amount recommended by the board and no dividend shall be paid in respect of any shares held by the company as treasury shares.

143 Interim dividends

Subject to the provisions of the statutes, the board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the board to be justified by the profits of the company available for distribution. If at any time the share capital of the company is divided into different classes, the board may pay such interim dividends to the holders of shares which rank after shares conferring preferential rights with regard to dividend as well as to the holders of shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. Provided that the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

144 Entitlement to dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

145 Calls or debts may be deducted from dividends

The board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the company on account of calls or otherwise in relation to the shares of the company.

146 Distribution in specie

The board may, with the authority of an ordinary resolution of the company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the board may settle it as it thinks fit. In particular, the board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

147 Dividends not to bear interest

Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the company or in respect of a share shall bear interest as against the company.

148 Method of payment

148.1 The company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order, by any method provided by the rules of a relevant system, or by any other method (including by electronic media) as the board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a depositary, subject to the approval of the board, such persons and addresses as the depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the register) or to such person and such address as such member or person or persons may direct in writing.

148.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the company in connection with the request as the board may think fit.

148.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

148.4 The board may, at its discretion, make provisions to enable a depositary and/or any member as the board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the board may in its absolute discretion determine.

149 Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the company to the person entitled thereto are returned to the company or left uncashed

on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the company of an address to be used for the purpose.

150 Unclaimed dividends

All dividends, interest or other sum payable and unclaimed for twelve months after having become payable may be invested or otherwise made use of by the board for the benefit of the company until claimed and the company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared or become due for payment shall (if the board so resolves) be forfeited and shall cease to remain owing by the company.

151 Payment of share dividends

The board may, with the prior authority of an ordinary resolution of the company and subject to such terms and conditions as the board may determine, offer to any holders of ordinary shares (excluding any ordinary share held as a treasury share) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the board shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the board may exclude from any offer any holders of ordinary shares or any ordinary shares held by a depositary or any ordinary shares on which dividends are payable in

foreign currency where the board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any ordinary shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been duly made (the **elected ordinary shares**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account, capital redemption reserve or other undistributable reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. A board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the company in accordance with article 153 and in relation to any such capitalisation the board may exercise all the powers conferred on them by article 153 without need of such ordinary resolution;

(h) the additional ordinary shares so allotted shall rank *pari passu* in all respects with each other and with the fully paid ordinary shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the board may terminate, suspend or amend any offer of the right to elect to receive ordinary shares in lieu of any cash dividend at any time and generally may implement any share dividend scheme on such terms and conditions as the board may from time to time determine and take such other action as the board may deem necessary or desirable from time to time in respect of any such scheme.

152 Reserves

The board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the board, for any purpose to which the profits of the company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the board thinks fit. The board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the board may carry to reserve out of the unrealised profits of the company shall not be mixed with any reserve to which profits available for distribution have been carried. The board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

153 Capitalisation of reserves

The board may, with the authority of an ordinary resolution of the company:

(a) subject as provided in this article, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and unless the relevant resolution specifies otherwise, if on the relevant record date the company holds as treasury shares any shares of the same class as those whose holders would be entitled to receive such notional distribution, then the company is to be treated as if it were entitled to receive such distribution in respect of those treasury shares as would have been payable if a person other than the company had held those treasury shares;

(c) apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to holders of shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the company or in paying up in full debentures of the company, the amount of the net assets of the company at that time is not less than the aggregate of the called up share capital of the company and its undistributable reserves as shown in the latest audited accounts of the company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(d) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(e) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the company rather than to the holders of shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(f) authorise any person to enter on behalf of all the holders of ordinary shares concerned into an agreement with the company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(g) generally do all acts and things required to give effect to such resolution.

154 Record dates

Notwithstanding any other provision of these articles but without prejudice to the rights attached to any shares and subject always to the statutes the company or the board may by resolution specify any date (the **record date**) as the date at the close of business (or such other time as the board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

155 Accounting records

The board shall cause accounting records to be kept in accordance with the statutes.

156 Inspection of records

No member (other than a director) shall have any right to inspect any accounting record or other document of the company unless he is authorised to do so by statute, by order of the court, by the board or by ordinary resolution of the company.

157 Accounts to be sent to members

Except as provided in article 158, a printed copy of the directors' and auditors' reports accompanied by printed copies of the annual accounts shall, not less than twenty one clear days before the general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the company and to the auditors and to every other person who is entitled to receive notice of general meetings. However, this article shall not require a copy of those documents to be sent to any person who under the provisions of these articles is not entitled to receive notices from the company or of whose address the company is unaware or to any holder of debentures of whose address the company is unaware or to more than one of the joint holders of any shares or debentures. If and to the extent permitted by the statutes, all or any of such documents may be delivered to a member by electronic means. If all or any of the shares in or debentures of the company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of

that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

158 Summary financial statements

The company may, in accordance with section 426 CA 2006 and any regulations made under it, send (including, to the extent permitted by the statutes, by electronic means or made available on a website) a summary financial statement to any member instead of or in addition to the documents referred to in article 157. Where it does so, the statement shall be delivered or sent by post to the member not less than twenty one clear days before the annual general meeting before which those documents are to be laid.

NOTICES

159 Notices to be in writing

Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice convening a board or board committee meeting need not be in writing.

160 Service of notice on members

160.1 The company may give any notice, document or information to a member:

(a) personally;

(b) by sending it by post or other delivery service in a pre-paid envelope addressed to the member at his registered address or by leaving it at that address or by any other means, authorised in writing by the member concerned;

(c) by electronic means to an address authorised in writing by the member concerned; or

(d) by making it available on a website provided that the company has notified such member that the notice, document or information is so available by giving notice in the manner specified in any of paragraphs (a), (b) or (c) of this article 160.1.

In the case of a member registered on an overseas branch register any such, document or information which is posted may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

160.2 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint holders. The agreement or specification of the joint holder whose name stands earliest in the register will be accepted to the exclusion of the agreement or specification of any other joint holder(s) whose name(s) stand later in the register.

160.3 Where a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the company of an address within the United Kingdom at which notices or other documents may be given to him, he shall be entitled to have notices given to him at that address or, where applicable, to be notified at that address of the availability of the notice, documents or other information on a website. Alternatively, a member whose registered address is outside the United Kingdom can give the company an address for the purposes of communications in electronic form. If he does,

notices, documents or other information may (at the company's absolute discretion), subject to these articles, be sent or supplied to him at that address. Otherwise, no such member shall be entitled to receive any notice or document from the company.

160.4 If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the company until he shall have communicated with the company and supplied in writing a new registered address or address within the United Kingdom for the service of notices.

160.5 The provisions of this article 160 and of articles 161 to 165 do not affect any provision of the statutes or these articles requiring notices or documents to be delivered in a particular manner.

160.6 Where a member authorises the company to serve notices, documents or information on that member by electronic means, if the company receives an immediate electronic notification that such electronic mail address has ceased to be maintained, the company shall serve such notices, documents or information on the shareholder by such other means as may be permitted in accordance with article 160.1.

161 Notice in case of death, bankruptcy or mental disorder

The company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

162 Evidence of service

162.1 Any member present, in person or by proxy, at any meeting of the company or of the holders of any class of shares of the company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

162.2 Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a pre-paid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address, or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left. Any notice, document or information sent by electronic means shall be deemed to be delivered on the day it was sent even if the company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or information made available on a website shall be treated as being delivered when the material was first made available on the website, or if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

162.3 In calculating the number of days referred to in article 162.2 for deemed receipt of a notice, certificate or other document, non working days shall be included within the relevant time period.

163 Notice binding on transferees

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the company under section 793 CA 2006) which, before his name is entered in the register, has been duly given to a person from whom he derives his title.

164 Notice by advertisement

Any notice to be given by the company to the members or any of them, and not otherwise provided for by these articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

165 Suspension of postal services

If at any time by reason of the suspension, interruption or curtailment of postal services or electronic form of communications or threat thereof within the United Kingdom the company is or would be unable effectively to convene a general meeting by notices sent through the post or by electronic means, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the company shall send confirmatory copies of the notice by post or by electronic means if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom or, as the case may be, the sending of such notices by electronic means again becomes practicable.

166 Service of notices on the company

Subject to the statutes, articles 160.1 and 162.2 shall apply, mutatis mutandis, to the service by members of notices and documents on the company, save that any notice, certificate (but not a share certificate) or document sent by electronic means to the company shall be deemed to have been served or delivered at the time it is actually received by the company.

WINDING UP

167 Division of assets

If the company is wound up the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the

Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

168 Transfer or sale under section 110 Insolvency Act 1986

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

INDEMNITY

169 Indemnity and insurance

169.1 As far as the statutes allow this, the company:

(a) can indemnify any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company against any liability; and

(b) can purchase and maintain insurance against any liability for any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company.

169.2 A director of the company or of any associated company will not be accountable to the company or the shareholders for any benefit provided pursuant to this article 169. Anyone receiving such a benefit will not be disqualified from being or becoming a director of the company.

United Utilities Group Plc
12g3-2(b) Application Documents

5. The memorandum of association and articles of association of United Utilities Group

No. 6559020

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

UNITED UTILITIES GROUP PLC

---

1 The company's name is UNITED UTILITIES GROUP PLC.

2 The company is to be a public company.

3 The company's registered office is to be situated in England and Wales.

4 The company's objects are:

(a)

(i) To carry on the business of a holding company and to co-ordinate and regulate the activities and businesses of subsidiary and associated companies for the time being and the financing of the companies.

(ii) To acquire and hold either in the name of the company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes and other securities, obligations and other investments of any nature whatsoever issued, created or guaranteed by any company constituted or carrying on business in any part of the world or by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(iii) To acquire any such shares, stocks, debentures, debenture stock, bonds, notes, securities, obligations and investments by original subscription, contract, tender, purchase, exchange, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(iv) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stocks, debentures, debenture stocks, bonds, notes, securities, obligations and investments.

(v) To provide any form of capital for and take part in the formation, management, supervision or control of the business or operations of any company or undertaking and for such purposes to appoint and remunerate any directors, accountants or other experts, advisers or agents and to act as agents for and to manage supervise or control and provide services to the business, property or operations of any person, company or undertaking, or any property in which the company may be interested.

(b) To carry on the business of the planning, provision, operation, development, maintenance, improvement and extension of utility services of every description, including those relating to water, wastewater, electricity, gas and telecommunications systems.

(c) To carry on business as a general commercial company.

(d) To carry on all or any of the businesses of inspectors, maintainers, repairers, reconditioners, cleaners, clearers, servicers, coaters, designers, developers, manufacturers, constructors, installers, layers, fitters, hirers, letters on hire, suppliers, distributors, importers and exporters of, and dealers in, mains, sewers, drains, pipes, pipelines, equipment ancillary to the operation or use of any of them, installations and facilities of all kinds, tools and machinery of every description, plumbing, engineering and other equipment, plant, components, accessories and supplies of every description.

(e) To carry on all or any of the businesses of consultants, advisers and suppliers of management, personnel and training services, whether generally or in respect of one or more of the types of business or activity which the company has power to carry on, and to provide training and educational courses, instruction and materials, of every description, for employees of the company and for other persons.

(f) To carry on all or any of the businesses of, and provide services associated with, plumbers, engineers (including, without limitation, water, sewerage, mechanical, gas, electrical, heating, ventilation, civil construction, chemical and telecommunications engineers), mechanics, technicians, geologists, draughtsmen, designers, surveyors, architects, builders, painters and decorators.

(g) To carry on all or any of the businesses of suppliers, developers and promoters of recreational, sporting and leisure services, facilities and activities, whether or not connected with the use of water or land associated with water.

(h) To carry on all or any of the businesses of bankers, financiers, factors, debt collectors, dealers in securities, underwriters, insurers, brokers of any kinds, storage contractors, freight contractors, carriers by land, water and air of freight and passengers, forwarding agents, shipping agents and agents of any other kind.

(i) To carry on all or any of the businesses of developers of, and dealers in, property, real or personal, and interests and rights in such property, and of estate agents.

(j) To carry on all or any of the businesses of running, operating, managing, supplying, servicing, repairing and dealing in:

(i) telecommunication systems, systems of other kinds for the conveyance by any means of sounds, visual images and signals; and

(ii) data processing and information retrieval systems, computers, computer programs and software, computer bureaux and databases,

and services, facilities and equipment ancillary to, or for use in connection with, any of the same.

(k) To carry on all or any of the businesses of nurserymen, gardeners, landscapers and funeral undertakers.

(l) To provide and supply laboratory, scientific, biological, biochemical, technological, analytical and environmental services of all kinds.

(m) To carry on all or any of the businesses of suppliers, distributors, manufacturers, producers, processors, importers and exporters of, and dealers in, chemicals, pharmaceuticals, fertilisers, compost and foodstuffs.

(n) To carry on business as inventors, researchers and developers, to conduct, promote and commission research and development in connection with the activities of the company and its subsidiaries, to establish and maintain research stations, laboratories, workshops, testing and proving grounds, facilities and establishments and installations and to exploit and turn to account the results of any research and development carried out by or for it.

(o) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, alter, install, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, purchase, sell, hire, hire out, import, export, supply and otherwise deal in all kinds of equipment, apparatus, plant, machinery, appliances, articles, furniture, things, accessories, components, fittings, tools, materials, substances, products, systems, computers, computer programs and software which are required or are likely to be required by the company for the purposes of, or in connection with, any of its businesses, or by other persons, or which in the opinion of the directors may be conveniently or advantageously dealt with by the company in connection or association with any of its objects or the objects of any of its subsidiaries.

(p) To purchase, charter, lease, take or let on hire, operate, use, employ or turn to account, build, equip, service, repair, maintain, supply and deal in ships and vessels and craft of every description (including, without limitation, submersible craft), hovercraft, motor vehicles, aircraft, airships, railway locomotives, wagons, trucks and any means of transport and parts and accessories of all kinds for any of the same.

(q) To enter into, carry on and participate in financial transactions and operations of all kinds and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations, including, without limitation, acting as agents for the collection, receipt or payment of money.

(r) To establish, acquire, produce, transmit, broadcast, publish, print and reproduce in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in brochures, manuals, journals, periodicals, magazines., newspapers, books, pictures, photographs, stationery and other documents, sound and visual

recordings, tapes, films, and programmes for radio, television, cinema and other means of communication.

(s) To carry on any other business or activity which the directors consider is, or may be capable of being carried on directly or indirectly for the benefit of the company.

(t) To acquire by any means and hold and deal with any real or personal property or rights whatsoever and, without prejudice to the generality of the foregoing, to purchase, take on lease or in exchange, hire or otherwise acquire and hold any real property and any estate or interest in such property, including, without limitation any lands, buildings, installations, structures, servitudes, easements, rights, privileges and concessions and to exploit and develop the same.

(u) To explore for, acquire and exploit natural resources, lands, claims, wells, mines, minerals, mineral, drilling and mining rights, exploration and production rights, and interests of all descriptions in or relating to the same.

(v) To further the conservation, enhancement and appreciation of features of the natural and physical environment.

(w) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the company is authorised to carry on or which can be carried on in connection with any such business, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance, with any such person and to give or accept, for any of the acts or things aforesaid or property acquired, such consideration as the company thinks fit, including, without limitation, any shares, whether fully or partly paid up, debentures, or other securities or rights.

(x) To apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) or any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention or secret process of any kind and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account or deal with, the property, rights or information so acquired.

(y) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the company.

(z) To borrow or raise money or secure or discharge any debt or obligation (whether of the company or of any other person) in such manner as the company thinks fit and in particular (but without prejudice to the generality of the foregoing) by the creation or issue, upon such terms as to priority or otherwise as the company thinks fit, of securities of any kind or mortgages or

charges (fixed or floating) founded or based upon all or any part of the undertaking, property, assets and rights (present and future) of the company, including its uncalled capital, or without any such security; and to receive money on deposit and advance payments with or without allowance of interest thereon.

(aa) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any contracts, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company and whether or not any consideration or advantage is received by the company.

(bb) To advance, lend or deposit money, and to give credit or financial accommodation to any person on such terms as may be thought fit by the company.

(cc) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(dd) To accept securities of any person or any property or interest therein of whatsoever nature in payment or part payment for any services rendered or for any sale or supply made to, or debt owing from, any such person.

(ee) To insure any property, asset, matter or interest and against any potential liability or loss of the company or of any other person and the life or health of any person for the benefit of the company.

(ff) To enter into and carry into effect any arrangement for partnership or joint working or joint venture in business or for the sharing of profits or for amalgamation with any other person.

(gg) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence, appointment, consent, or authorisation of any government, state, municipality, minister, department, local authority, or other authority or public body for enabling the company to carry any of its objects into effect or for extending any of the company's powers or for effecting any modification of the company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated, directly or indirectly, to prejudice the interests of the company or of its members.

(hh) To enter into any arrangements with any governments or authorities (national, municipal, local, international, or otherwise), or any corporations, companies, public bodies, or persons that may seem conducive to the company's objects or any of them, and to obtain from any such government, authority, corporation, company, body or person any charters, contracts, decrees, rights, privileges and concessions which the company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(ii) To grant pensions, allowances, gratuities, and bonuses to present and former directors, officers and employees of the company or of any subsidiary of the company or the dependants of such persons, and for that purpose to establish, maintain, administer and contribute to any pension or superannuation funds and to establish and support or aid in the establishment and support of welfare, sports and social facilities, any educational, scientific, literary, religious, or charitable institutions or trade societies, whether or not such societies be connected with the trade carried on by the company or by any subsidiary of the company, and any club or other establishment or profit sharing scheme calculated to advance the interests of the company or any subsidiary of the company and to subscribe or guarantee money for charitable or benevolent objects calculated to promote the interests of the company, its employees, former employees and their respective families and dependants.

(jj) To purchase, establish and maintain and or participate in or contribute to the cost of insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the company, or of any other company which is its holding company or the subsidiary or subsidiary undertaking of the company or of any such holding company, or who are or were at any time trustees of any pension fund in which any employees or former employees of the company or of any such other companies as aforesaid are beneficiaries or otherwise interested, including insurance against any liability incurred by such persons in relation howsoever to any act or omission in the actual or purported execution and/or discharge of the duties of any such person and/or in the exercise or purported exercise of the powers of any such person and/or otherwise in relation to the company or any other such companies as aforesaid or such pension fund and to the extent permitted by law to indemnify or to exempt any such person from or against such liability.

(kk) To establish, maintain, manage, support and contribute to any schemes for the acquisition of shares in the company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of:

(i) the company;

(ii) any company which is or was its holding company or is or was a subsidiary of the company or any such holding company; or

(iii) any other company or former company connected or associated in any way with the company or with the whole or any part of its undertaking, and to lend money to any such individuals to enable them to acquire

shares in the company or in its holding company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the company or any other such company as aforesaid with any such individuals.

(ll) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which may in the opinion of the company be likely directly or indirectly to further the interests of the company, its employees or its members.

(mm) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with the formation, promotion and flotation of the company and the underwriting or placing or issue at any time of any securities of the company or of any other person.

(nn) To issue, allot and grant options over securities of the company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the company or any services rendered to, or at the request of, or for the benefit of, the company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(oo) To procure the company to be registered or recognised in any part of the world.

(pp) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company.

(qq) To dispose by any means of the whole or any part of the assets of the company or of any interest therein.

(rr) To distribute in specie or otherwise by way of dividends or bonus or reduction of capital all or any of the property or assets of the company among its members and particularly, but without prejudice to the generality of the foregoing, securities of any other company formed to take over the whole or any part of the assets or liabilities of the company or any proceeds of sale or other disposal of any property or assets of the company.

(ss) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(tt) To do all such other things as may be deemed, or as the directors consider, incidental to or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:

(i) unless the context otherwise requires, words in the singular include the plural and *vice versa*;

(ii) unless the context otherwise requires, a reference to a person includes a reference to a company, and a reference to a person or company includes a reference to a firm, partnership, corporation, government or other authority (municipal, local or otherwise), undertaking, organisation, association, statutory, public or other body and any other legal entity, whether resident, domiciled or situated (in any such case) in the United Kingdom or elsewhere;

(iii) references to "other" and "otherwise" shall not be construed where a wider construction is possible;

(iv) the words "subsidiary" (except in paragraph (v) below) and "holding company" have the same meaning as in section 736 of the Companies Act 1985 or any statutory modification or re-enactment of it;

(v) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5 The liability of the members is limited.

6 The company's share capital is £50,002 divided into 50,000 non-voting redeemable preference shares of £1 each and 2 subscriber ordinary shares of £1 each.[1]

DATED the 28th day of April, 2008.

[1] By an ordinary resolution dated 30 May 2008, the authorised share capital of the company was increased from £50,002 to £10,530,050,002 by the creation of 1,000,000,000 ordinary shares of 500 pence each, 900,000,000 B Shares of 170 pence each and 400,000,000,000 Class A Shares of one pence each.

Company number 6559020

THE COMPANIES ACTS

PUBLIC COMPANY
LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES GROUP PLC

Contents

PROCEEDINGS OF DIRECTORS AND COMMITTEES

DIRECTORS' INTERESTS

SEALS

THE SECRETARY

AUTHENTICATION OF DOCUMENTS

DIVIDENDS AND OTHER PAYMENTS

ACCOUNTS

NOTICES

No. 6559020

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED UTILITIES GROUP PLC[1]

(Articles adopted on 23 April 2008 as amended by special resolution passed on 30 May 2008)

PRELIMINARY

1 No other regulations to apply

No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the company, but the following shall be the articles of association of the company.

2 Interpretation

2.1 In these articles, unless the context otherwise requires, the following expressions have the following meanings:

these articles means these articles of association as originally adopted or altered or varied from time to time (and "article" means one of these articles)

auditors means the auditors for the time being of the company or, in the case of joint auditors, any one of them

board means the board of directors for the time being of the company or the directors present or deemed to be present at a duly convened meeting of directors at which a quorum is present

B Share Continuing Dividend means the dividend to be paid on each B Share to shareholders electing for the Final B Share Redemption on such B Shares

B Share Dividend means the dividend of 170 pence to be paid on each B Share to shareholders electing for the B Share Dividend in respect of those shares

B Shares means the B Shares of 170 pence each in the capital of the company, the rights attaching to which are set out in article 8C

[1] The company changed its name from "United Utilities Newco Limited" and re-registered as a public company with effect from 28 April 2008.

CA 1985 means the Companies Act 1985

CA 2006 means the Companies Act 2006

certificated share means a share, title to which is recorded on the register as being held in certificated form

chairman means the chairman (if any) of the board or, where the context requires, the chairman of a general meeting of the company

Circular means the circular to be sent to shareholders on or around 6 June 2008 relating, amongst other things, to the Scheme

Class A Shares means the redeemable class A shares of one pence each in the capital of the company to be allotted *pro rata* to holders of ordinary shares (or, if the board so determines, to such person as the company may procure as nominee for such holders) upon capitalisation of the merger reserve created upon the Scheme becoming effective and which are to be cancelled as part of the reduction of capital of the company proposed to be implemented subsequent to the Scheme becoming effective

clear days means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given, and the day for which it is given or on which it is to take effect

Deferred Shares means the class of shares into which those B Shares on which the B Share Dividend is paid will be reclassified, the rights attaching to which are set out in article 8D

depositary means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the company or other arrangements approved by the board whereby such custodian or other person or nominee holds or is interested in shares of the company or rights or interests in shares of the company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the board for the purpose of these articles, and shall include, where approved by the board, the trustees (acting in their capacity as such) of any employees' share scheme established by the company or any other scheme or arrangement principally for the benefit of employees or those in the service of the company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the board has approved

dematerialised instruction shall have the meaning ascribed to it in paragraph 3 of the Regulations

director means a director for the time being of the company

electronic form and **electronic means** shall have the meanings ascribed thereto in CA 2006

execution includes any mode of execution (and "executed" shall be construed accordingly)

Final B Share Redemption means the redemption of the B Shares on the Final B Share Redemption Date for a redemption amount of 170 pence per B Share and the cancellation of such B Shares

Final B Share Redemption Date means the date on which the Final B Share Redemption shall be made, to be 14 April 2009 (or such other date as the board may determine)

Form of Election means in relation to the B Shares the form of election accompanying the Circular by which shareholders (other than certain Overseas Shareholders (including US Shareholders)) may elect for the B Share Dividend, the Initial B Share Redemption and the Final B Share Redemption

hard copy and **hard copy form** shall have the meanings ascribed thereto in CA 2006

holder means (in relation to any share) the member whose name is entered in the register as the holder or, where the context permits, the members whose names are entered in the register as the joint holders, of that share

Initial B Share Redemption means the redemption of the B Shares for a redemption amount of 170 pence per B Share and the cancellation of such B Shares

Initial B Share Redemption Date means the date on which the Initial B Share Redemption shall be made, to be 11 August 2008 (or such other date as the board may determine)

Interest Rate means the rate per annum equivalent to 75 per cent. of LIBOR or, if LIBOR cannot be established on 11 August 2008, the Reserve Interest Rate

LIBOR means the British Bankers' Association Interest Settlement Rate for eight month sterling deposits as of 11:00 a.m. London time on 11 August 2008

London Stock Exchange means London Stock Exchange plc

member means a member of the company or, where the context requires, a member of the board or of any committee

Non-Voting Redeemable Preference Shares means the non-voting redeemable preference shares in the capital of the company, the rights attaching to which are described in article 8B

office means the registered office for the time being of the company

ordinary share means an ordinary share in the capital of the company

Other Resolution means any resolution put to a general meeting of the company which is of a procedural nature, including without limitation any resolution to correct a patent error in a Substantive Resolution, any resolution for adjournment of a meeting or any resolution for the election of a chairman of the meeting

Overseas Shareholder means a shareholder who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom

paid up means paid up or credited as paid up

qualifying person shall have the meaning ascribed thereto in section 318(3) CA 2006

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated as mentioned in section 185(4) CA 1985 or section 778 CA 2006

register means the register of members of the company to be kept (in the case of shares held in certificated form) by the company pursuant to section 352 CA 1985 or section 113 CA 2006 or (in the case of shares held in uncertificated form) by the operator of a relevant system pursuant to paragraph 20 of the Regulations

Regulations means the Uncertificated Securities Regulations 2001, SI 2001 No. 3755

relevant system shall have the meaning ascribed to it in paragraph 3 of the Regulations

Reserve Interest Rate means 75 per cent. of such rate of interest as the company shall determine on the basis of quotations made for eight month deposits of £1,000,000 in any interbank market or markets as the company may select on 11 August 2008

Scheme means the scheme of arrangement under section 899 CA 2006 between United Utilities PLC and holders of ordinary shares in United Utilities PLC the anticipated effective date of which is 28 July 2008, including any modification, addition or condition approved by the High Court of Justice of England and Wales

seal means any common seal of the company

secretary means the secretary for the time being of the company or any other person appointed to perform any of the duties of the secretary of the company including (subject to the provisions of the statutes) a joint, temporary, assistant or deputy secretary

securities seal means an official seal kept by the company pursuant to section 40 CA 1985 or section 50 CA 2006

share means a share of the company

statutes means CA 1985, CA 2006 and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the company

Subscriber Ordinary Shares means the subscriber ordinary shares in the capital of the company, the rights attaching to which are described in article 8A

Substantive Resolution means any resolution put to a general meeting of the company which is not an Other Resolution

TTE instruction means Transfer to Escrow instruction to be used by shareholders holding their shares in CREST to enable them to make their elections with respect to the B Shares

uncertificated share means a share, title to which is recorded on the register as being held in uncertificated form

United Kingdom means Great Britain and Northern Ireland

United States means the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia and all other areas subject to its jurisdiction

US Shareholders means (i) shareholders who have an address in the United States on the register, and (ii) any person resident in the United States who holds shares in the company (including, without limitation, shares now or at any time represented by American depositary shares or receipts), including directly or through or as a nominee, and (iii) persons who appear, at any time, to the directors to fall within paragraph (ii) of this definition of US Shareholders

writing or written means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form including (to the extent permitted from time to time by the statutes) electronic form.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and *vice versa*;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force. A reference to any provision of CA 1985 and CA 2006 shall be interpreted by applying the relevant provision of such Acts as shall be in force for the time being.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these articles shall bear the same meaning as in CA 1985 or CA 2006, as the case may be, and words and expressions used in the Regulations have the same meanings when used in these articles.

2.5 The headings are inserted for convenience only and shall not affect the construction of these articles.

3 Form of resolution

Subject to the statutes, where for any purpose an ordinary resolution of the company is required, a special resolution shall also be effective.

4 Registered office

The office shall be at such place in England and Wales as the board shall from time to time appoint.

SHARE CAPITAL

5 Authorised share capital

The authorised share capital of the company at the date of the adoption of these articles is £50,002 divided into two Subscriber Ordinary Shares of £1 each and 50,000 Non-Voting Redeemable Preference Shares of £1 each.[2]

6 Allotment

Subject to the provisions of the statutes and to any relevant authority of the company in general meeting required by the statutes, unissued shares at the date of adoption of these articles and any shares hereafter created and any shares held by the company in treasury shall be at the disposal of the board, which may allot (with or without conferring rights of renunciation), grant options over, offer, sell or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the directors themselves), at such

[2] By an ordinary resolution dated 30 May 2008, the authorised share capital of the company was increased from £50,002 to £10,530,050,002 divided into 1,000,000,000 ordinary shares of 500 pence each, two Subscriber Ordinary Shares of £1 each, 50,000 Non-Voting Redeemable Preference Shares of £1 each, 900,000,000 B Shares of 170 pence each and 400,000,000,000 Class A Shares of one pence each

times and generally on such terms and conditions as the board may decide, provided that no share shall be issued at a discount.

7 Redeemable shares

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these articles may provide.

8 Power to attach rights

Subject to the provisions of the statutes and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may determine.

8A Rights attaching to the Subscriber Ordinary Shares

The rights and restrictions attached to Subscriber Ordinary Shares shall be as set out below:

(a) prior to the coming into effect of the Scheme, the holders of the Subscriber Ordinary Shares shall have the same rights in respect of those shares in relation to the company as any holder of ordinary shares has in respect of those shares;

(b) on the coming into effect of the Scheme, the rights and restrictions attached to the Subscriber Ordinary Shares shall be as set out below:

(i) Income

the holders of the Subscriber Ordinary Shares shall not be entitled to any dividends or distributions in respect of such shares;

(ii) Capital

the amount that would otherwise be distributed to the holders of the Subscriber Ordinary Shares out of the surplus assets of the company remaining after the payment of its liabilities on a winding up shall be limited to the nominal value of each Subscriber Ordinary Share they hold which shall be paid only after the holders of any and all other classes of share in the capital of the company then in issue shall have received the nominal value of those shares (or any capital entitlement specified as an alternative to that nominal value) in respect of the relevant shares held by them at that time;

(iii) Transfer

the board may decline to register any transfer of any of the Subscriber Ordinary Shares to any person of whom they do not approve. If the board declines to register a transfer of any of the Subscriber Ordinary Shares, it shall within two months after the date the transfer was lodged with the company send to the transferee notice of its declining to register the transfer and the relevant instrument of transfer; and

(iv) Voting rights

the holders of the Subscriber Ordinary Shares shall have no right as such to receive notice of or attend or vote at any general meeting of the company unless a resolution is to be proposed to wind up the company or a resolution is to be proposed which varies, modifies, alters or abrogates the rights attaching to the Subscriber Ordinary Shares.

8B Rights attaching to the Non-Voting Redeemable Preference Shares

The rights and restrictions attached to Non-Voting Redeemable Preference Shares shall be as set out below:

(a) Income

the holders of the Non-Voting Redeemable Preference Shares shall, with effect from the date on which those shares are issued, have the right to receive, out of the profits of the company available for distribution and resolved to be distributed, a fixed non-cumulative preferential dividend at a rate of 0.0001 per cent. per annum on the capital paid up thereon. The Non-Voting Redeemable Preference Shares shall rank for dividends in priority to any other shares in the capital of the company from time to time in issue;

except as provided in this article 8B(a), the holders of the Non-Voting Redeemable Preference Shares shall not have any other right to participate in the profits of the company;

(b) Capital

the holders of the Non-Voting Redeemable Preference Shares on a return of capital on a winding up shall be entitled to receive out of the assets of the company available for distribution among the members the nominal amount of those shares, together with any accrued but unpaid dividend on those shares, in priority to any distribution to any holder of other shares in the company from time to time in issue;

except as provided in this article 8B(b), the holders of the Non-Voting Redeemable Preference Shares shall not have any other right to participate in the assets of the company;

(c) Redemption

(i) subject to the provisions of the statutes, the company may redeem the Non-Voting Redeemable Preference Shares at any time at the discretion of the board and shall redeem them at the request of the holders of the Non-Voting Redeemable Preference Shares at any time after the earlier of the reduction of capital of the company proposed to be implemented subsequently to the Scheme becoming effective or 31 December 2008 and shall on redemption pay the nominal amount thereof (together with any accrued but unpaid dividend on those shares) PROVIDED ALWAYS that if the company shall at any time be unable, by reason of any provision of the statutes, to redeem the Non-Voting Redeemable Preference Shares on the date specified by the board or requested by the holders of the Non-Voting Redeemable Preference Shares, then the company shall redeem such shares as soon as it is able to comply with such provisions of the statutes; and

(ii) subject to article 8B(c)(i), any notice of redemption served shall specify the date fixed for redemption and upon such date the holders of the Non-Voting Redeemable Preference Shares shall present the certificate(s) thereof in order that the same may be cancelled. Upon such delivery the company shall pay to the holders the amount due to them in respect of such redemption;

(d) Transfer

the board may decline to register any transfer of any of the Non-Voting Redeemable Preference Shares to any person of whom they do not approve. If the board declines to register a transfer of any of the Non-Voting Redeemable Preference Shares, it shall within two months after the date the transfer was lodged with the company send to the transferee notice of its declining to register the transfer and the relevant instrument of transfer; and

(e) Voting rights

the holders of the Non-Voting Redeemable Preference Shares shall have no right as such to receive notice of or attend or vote at any general meeting of the company unless a resolution is to be proposed to wind up the company or a resolution is to be proposed which varies, modifies, alters or abrogates any of the rights attaching to the Non-Voting Redeemable Preference Shares.

8C Rights attaching to the B Shares

The rights and restrictions attached to the B Shares shall be as set out below:

(a) Elections in respect of B Shares:

(i) shareholders (other than certain Overseas Shareholders (including US Shareholders)) will be sent a Form of Election together with the Circular under which they can elect in relation to any of their B Shares to have them redeemed on the Initial B Share Redemption Date, to receive the B Share Dividend or to have them redeemed on the Final B Share Redemption Date;

(ii) holders of B Shares (other than certain Overseas Shareholders (including US Shareholders) who are deemed to have elected to receive the B Share Dividend) who have not returned a duly completed Form of Election or provided a TTE instruction through the CREST system by 4:30 p.m. on 8 August 2008 (or such later time and/or date as the board may determine) will have all of their B Shares redeemed on the Initial B Share Redemption Date;

(iii) the board may, if it so determines in its absolute discretion, accept a Form of Election which is received after the relevant time or which is not correctly completed;

(iv) the board may make such determinations or arrangements with respect to Forms of Election or the ability of certain shareholders to elect for any of the Initial B Share Redemption, the B Share Dividend or the Final B Share Redemption as the board may judge necessary or expedient to deal with legal or practical problems arising in any overseas territory or because of shares being represented by depositary receipts or to deal with the requirements of any regulatory body or stock exchange or with any other matter whatsoever;

(b) Income

(i) out of the profits available for distribution, a single dividend of 170 pence for each B Share shall be payable to those holders of B Shares who have elected to receive the B Share Dividend in respect of those B Shares in respect of which they have made such an election. The B Share Dividend shall become payable on 11 August 2008 (or such other date as the board shall determine). Each B Share in respect of which the B Share Dividend becomes payable shall, on such date (or such other date as the board may determine), be automatically reclassified into a Deferred Share of 170 pence nominal value. The rights and restrictions attaching to the Deferred Shares are set out in article 8D;

(ii) holders of B Shares who have elected for the Final B Share Redemption shall be entitled:

(A) with effect from 11 August 2008 (or such other date as the board shall determine), out of the profits available for distribution in respect of each financial year or other accounting period of the company, in priority to any payment of dividend or other distribution to the holders of any ordinary shares and before profits are carried to reserves but after payment of the preferential dividend on the Non-Voting Redeemable Preference Shares, to be paid a non-cumulative preferential dividend at the Interest Rate on the amount of 170 pence per B Share. The B Share Continuing Dividend shall be payable only to the extent that the company has sufficient distributable reserves. Such dividend shall become payable on 14 April 2009 and be calculated in respect of the period from 11 August 2008 to (and including) 13 April 2009 and on the basis of a 365 day year. The aggregate entitlement of each holder of B Shares entitled to the B Share Continuing Dividend in respect of all B Shares held by such holder shall be rounded down to the nearest penny;

(B) payment of the B Share Continuing Dividend shall be made to holders of the B Shares on the register at the close of business on 9 April 2009; and

(C) the holders of the B Shares shall not be entitled to any further right of participation in the profits of the company;

(c) Redemption

subject to the provisions of the statutes and to the provisions of these articles, the B Shares will be redeemed in accordance with the following provisions:

(i) shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for the Initial B Share Redemption and, unless the board otherwise determines, those shareholders not making a valid election before 4:30 p.m. on 8 August 2008 (or such other date as the board shall determine), will have their B Shares redeemed by the company on 11 August 2008 (or such other date as the board shall determine) for the sum of 170 pence in respect of each B Share in respect of which they have elected, or are deemed to have elected, the Initial B Share Redemption;

(ii) shareholders (other than certain Overseas Shareholders (including US Shareholders)) who have elected for the Final B Share Redemption, will have their B Shares redeemed on 14 April 2009 (or such other date as the board shall determine) for the sum of 170 pence in respect of each B Share in respect of which they have elected the Final B Share Redemption. At the time of payment of the redemption proceeds, the company shall also pay the B Share Continuing Dividend;

(iii) all B Shares which are redeemed will immediately and automatically be cancelled;

(d) Capital

(i) on a return of capital on a winding up (but in no other circumstances involving a repayment of capital or distribution of assets to shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of B Shares will be entitled before any payment to the holders of the ordinary shares, Deferred Shares, Class A Shares or Subscriber Ordinary Shares but after payment to the holders of the Non-Voting Redeemable Preference Shares of the nominal amount of such shares together with the relevant proportion of accrued but unpaid dividends on such shares, to repayment of the sum of 170 pence in respect of each B Share held by them respectively together with a sum equal to the relevant proportion of the B Share Continuing Dividend which would have been payable if the winding-up had taken effect on 14 April 2009. The relevant proportion shall be the number of days from and including 11 August 2008 to, but excluding, the date of such winding-up divided by 246. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all B Shares held by them shall be rounded down to the nearest whole penny;

(ii) the holders of B Shares shall not be entitled to any further right of participation in the assets of the company. If on a winding up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share on a *pro rata* basis in the distribution of assets (if any) in proportion to the amounts to which they would otherwise be entitled;

(e) Attendance and voting at general meetings

(i) the holders of B Shares will only receive notice of general meetings of the company and will only be able to attend, speak and vote at such general meetings if a resolution is to be proposed at the general meeting for the winding-up (excluding any intra-group reorganisation on a solvent basis) of the company, in which case the holders of B Shares will receive notice of the general meeting and will have the right to attend, speak and vote on that resolution only;

(ii) if the holders of the B Shares are entitled to vote at a general meeting of the company, on a show of hands every holder who is present at the general meeting shall have one vote and every proxy present who has been duly appointed by a holder shall have one vote. On a poll every holder of B Shares who is present in person or by proxy shall have one vote for each fully paid B Share of which he is the holder;

(f) Class rights

(i) the company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose;

(ii) a reduction by the company of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose and the company shall be authorised at any time to reduce its capital (in accordance with the statutes) without obtaining the consent of the holders of the B Shares including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out in article 8C(d)(i);

(g) Form, transferability and listing

(i) no share certificates or other documents of title shall be issued in relation to the B Shares in respect of which the B Share Dividend is paid or which are redeemed by the company on the Initial B Share Redemption Date;

(ii) the holders of B Shares cannot renounce their B Shares. Any transfer of B Shares must be effected in writing and either in the usual or standard form or in any other form approved by the board. Every transfer of uncertificated B Shares must be carried out using a relevant system (e.g. CREST); and

(iii) no application has been, or will be, made to the UK Listing Authority for the B Shares to be admitted to the Official List maintained by the UK Listing Authority or to the London Stock Exchange for the B Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

8D Rights attaching to the Deferred Shares

(a) Income

the Deferred Shares shall confer no right to participate in the profits of the company;

(b) Capital

(i) on a return of capital on a winding up (but in no other circumstances involving a repayment of capital or distribution of assets to shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of Deferred Shares will be entitled to the amount paid up or treated as paid up on the nominal value of each Deferred Share before any payment to the holders of the Class A Shares and the Subscriber Ordinary Shares but after:

(A) first, paying to the holders of Non-Voting Redeemable Preference Shares the nominal amount of such shares together with the relevant proportion of accrued but unpaid dividends on such shares;

(B) secondly, paying to the holders of B Shares 170 pence per B Share held by them together with a sum equal to the relevant proportion of the B Share Continuing Dividend; and

(C) thirdly, paying to the holders of ordinary shares the amount paid up or treated as paid up on the nominal value of each ordinary share together with the sum of £100,000 on each ordinary share;

(ii) the holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the company;

(c) Redemption

subject to the provisions of the statutes and to the provisions of these articles, the company may at its discretion, at any time after 31 August 2008, without prior notice, redeem some or all of the Deferred Shares then in issue, in each case for a total aggregate price not exceeding one pence for all such Deferred Shares redeemed. This payment may be made, if the board so determines, to charity. All Deferred Shares shall, upon redemption, immediately and automatically be cancelled;

(d) Attendance and voting at general meetings

the holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of the company or to attend, speak or vote at any such meeting;

(e) Form and transferability

the Deferred Shares will not be listed on any stock exchange nor shall any certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except with the written consent of the board;

(f) Class rights

(i) the company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of holders of Deferred Shares; and

(ii) a reduction by the company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the company shall be authorised at any time to reduce its capital (in accordance with the statutes) without obtaining the consent of the holders of the Deferred Shares.

8E Rights attaching to the Class A Shares

The rights attached to the Class A Shares shall be as set out below:

(a) Income

the Class A Shares shall confer no right to participate in the profits of the company;

(b) Capital

(i) the holders of the Class A Shares on a return of capital on a winding up shall be entitled to the amount paid up or treated as paid up on the nominal value of

each Class A Share before any payment to the holders of the Subscriber Ordinary Shares but:

(A) first, paying to the holders of Non-Voting Redeemable Preference Shares the nominal amount of such Shares together with the relevant proportion of accrued but unpaid dividends on such shares;

(B) secondly, paying to the holders of B Shares 170 pence per B Share held by them together with a sum equal to the relevant proportion of the B Share Continuing Dividend;

(C) thirdly, paying to the holders of ordinary shares the amount paid up or treated as paid up on the nominal value of each ordinary share together with the sum of £100,000 on each ordinary share; and

(D) fourthly, paying to the holders of Deferred Shares the amount paid up or treated as paid up on the nominal value of each Deferred Share together with the sum of £100,000 on each Deferred Share;

(c) Attendance and voting at general meetings

the holders of the Class A Shares shall not be entitled to receive notice of any general meeting of the company or to attend, speak or vote at any such meeting;

(d) Redemption

subject to the provisions of the statutes and to the provisions of these articles, the company may at its discretion at any time after 31 August 2008, without prior notice, redeem some or all of the Class A Shares then in issue, in each case for a total aggregate price not exceeding one penny for all such Class A Shares redeemed. This payment may be made, if the directors so determine, to charity. All Class A Shares shall, upon redemption, immediately and automatically be cancelled; and

(e) Form and transferability

no share certificates shall be issued in respect of Class A Shares. The Class A Shares shall not be transferable except with the written consent of the board.

9 Share warrants to bearer

9.1 The company may, with respect to any fully paid shares, issue a warrant (a **share warrant**) stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in article 9.1 may be exercised by the board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares specified in it.

Subject to such conditions and to these articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the statutes. Subject to the provisions of the statutes, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

Except as otherwise expressly provided by these articles, as required by law or as ordered by a court of competent jurisdiction, the company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

ALTERATION OF SHARE CAPITAL

12 Increase, consolidation, cancellation and sub-division

The company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the statutes, sub-divide its shares or any of them into shares of a smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the company has power to attach to unissued or new shares.

13 Fractions of shares

13.1 Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including the company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £2.50 or such other sum as the board may from time to time determine, may be retained for the benefit of the company); or

(b) provided that the necessary unissued shares are available, the board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the board's discretion from any of the sums standing to the credit of any of the company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the board may exercise all the powers conferred on it by article 154 without an ordinary resolution of the company.

13.2 For the purposes of any sale of consolidated shares pursuant to article 13.1, the board may authorise some person to execute an instrument of transfer of (or, as the case may be, to give a dematerialised instruction in respect of) the shares to, or in accordance with the directions of, the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

14 Reduction of capital

Subject to the provisions of the statutes and to any rights for the time being attached to any shares, the company may by special resolution reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any way.

15 Purchase of own shares

Subject to the provisions of the statutes, these articles and any rights for the time being attached to any shares, the company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTS

16 Sanction to variation

If at any time the share capital of the company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the company (and notwithstanding that the company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting

of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

17 Class meetings

All the provisions in these articles as to general meetings shall *mutatis mutandis* apply to every meeting of the holders of any class of shares. The board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares). Every holder of shares of the class, present in person or by proxy, may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

18 Deemed variation

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking *pari passu* in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the company of its own shares in accordance with the provisions of the statutes and these articles.

EVIDENCE OF TITLE

19 Arrangements relating to uncertificated securities

19.1 Notwithstanding any other provision of these articles, title to any securities of the company may be evidenced and may be transferred without a written instrument in accordance with regulations from time to time made under the statutes and subject to such regulations the board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

19.2 Where any provision of these articles confers authority on the company or the board or any of the directors to enter into (or to authorise some other person to enter into) any transaction in respect of shares held in uncertificated form (including, without limitation, article 23, article 38, article 49 and article 81) the board may authorise some person to give notice on behalf of the company to the operator of a relevant system, requiring that such shares be converted into certificated form and stating that such conversion is required in order to enable the company to give effect to the provisions of these articles.

20 Right to share certificates

20.1 On becoming the holder of any certificated share, every person (except a recognised person in respect of whom the company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the certificated shares of each class registered in his name. Such certificate shall specify the number, class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in article 139.

20.2 The issued shares of a particular class which are fully paid up and rank *pari passu* for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

20.3 The company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register as the holder of such shares shall be sufficient delivery to all joint holders.

20.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled to a certificate for the balance of such shares without charge.

20.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person, or in respect of any uncertificated shares.

21 Replacement certificates

21.1 Any two or more certificates representing certificated shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

21.2 If any member shall surrender for cancellation a share certificate representing certificated shares held by him and request the company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the board may, if it thinks fit, comply with such request.

21.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the company in investigating such evidence and preparing such indemnity and security, as the board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

21.4 In the case of shares held jointly by several persons, any such request as is mentioned in this article 21 may be made by any one of the joint holders.

LIEN ON SHARES

22 Lien on shares not fully paid

The company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by the statutes. The board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

23 Enforcement of lien by sale

The board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made

by him or them for fourteen clear days after service of such notice. For giving effect to any such sale, the board may authorise some person to execute an instrument of transfer of, or to give a dematerialised instruction in respect of, the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

24 Application of proceeds of sale

The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (in the case of a sale of certificated shares, on surrender to the company for cancellation of the certificate for the shares sold), subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale, be paid to the holder or the person (if any) entitled by transmission to the shares so sold, without interest.

CALLS ON SHARES

25 Calls

Subject to the terms of allotment of shares, the board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

26 Liability of joint holders

The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

27 Interest on calls

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding five per cent per annum above the Bank of England base rate (compounded on a six monthly basis), as the board shall determine. The board may waive payment of such costs, charges, expenses or interest in whole or in part.

28 Rights of member when call unpaid

Unless the board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the company.

29 Sums due on allotment treated as calls

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these articles be deemed to be a call duly made. If it is not paid, the provisions of these articles shall apply as if such amount had become due and payable by virtue of a call.

30 Power to differentiate

The board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

31 Payment in advance of calls

The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish *pro tanto* the liability on the shares on which it is made. The company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the board may decide. The board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

32 Delegation of power to make calls

If any uncalled capital of the company is included in or charged by any mortgage or other security, the board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

33 Notice if call not paid

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than fourteen clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the company by reason

of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

34 Forfeiture for non-compliance

If the notice referred to in article 33 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

35 Notice after forfeiture

When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

36 Forfeiture may be annulled

The board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the board shall see fit.

37 Surrender

The board may accept a surrender of any share liable to be forfeited. In such case references in these articles to forfeiture shall include surrender.

38 Disposal of forfeited shares

Every share which shall be forfeited shall thereupon become the property of the company. Subject to the provisions of the statutes, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the board shall determine. The board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the register notwithstanding (in the case of a certificated share) the absence of any share certificate being lodged in respect thereof. An instrument of transfer executed by that person, or a dematerialised instruction given at the request of that person, shall be as effective as if it had been executed or given by the holder of, or the person entitled by transmission to, the share. The company may receive the consideration (if any) given for the share on its disposal.

39 Effect of forfeiture

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the company for cancellation the certificate (if any) for such shares. He shall nevertheless be liable to pay to the company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the company might have enforced in

respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

40 Extinction of claims

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the company, except only such of those rights and liabilities as are by these articles expressly saved, or as are by the statutes given or imposed in the case of past members.

41 Evidence of forfeiture

A statutory declaration by a director or the secretary that a share has been forfeited in pursuance of these articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the company for the consideration (if any) given for the share on the sale or disposition thereof shall (subject if necessary to the execution of an instrument of transfer or the giving of a dematerialised instruction) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

42 Transfer of certificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any form approved by the board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a certificated share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect of it. All instruments of transfer which are registered may be retained by the company.

43 Transfer of uncertificated shares

Subject to such of the restrictions of these articles as may be applicable, each member may transfer all or any of his uncertificated shares in accordance with the rules and regulations in force from time to time which are applicable to a relevant system.

44 Right to refuse registration

44.1 The board may, in its absolute discretion, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) (if it is in respect of a certificated share) it is delivered for registration to the office or such other place as the board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the board shall not refuse to register any transfer or renunciation of partly paid shares which are admitted to trading on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

44.2 Transfers of shares will not be registered in the circumstances referred to in article 81.

45 Notice of refusal

If the board refuses to register a transfer of a share it shall, within two months after the date on which, in the case of a certificated share, the transfer was lodged with the company, or, in the case of an uncertificated share, the dematerialised instruction was received by the company, send notice of the refusal to the transferee. Any instrument of transfer which the board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it.

46 Fees on registration

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

47 Transfers by renunciation

Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

48 On death

If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares. Nothing in these articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

49 Election of person entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the board may require, elect either

to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person or, as the case may be, procure the transfer of such share to that person by means of a dematerialised instruction. All the provisions of these articles relating to the transfer of shares shall apply to the notice, instrument of transfer or dematerialised instruction (as the case may be) as if it were executed or given by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

50 Rights on transmission

Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the company or at any separate meeting of the holders of any class of shares of the company. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within sixty days, the board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

DESTRUCTION OF DOCUMENTS

51 Destruction of documents

51.1 The company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any proxy form which has been used for a poll, after one year from the date on which the poll was taken;

(e) any proxy form which has not been used for a poll, after one month from the general meeting or class meeting to which it relates; and

(f) any other document on the basis of which any entry in the register is made, after six years from the date on which an entry was first made in the register in respect of it,

provided that the company may destroy any such type of document at a date earlier than that authorised by this article if a copy of such document is retained on microfilm or by other similar means on which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

51.2 It shall be conclusively presumed in favour of the company that every entry in the register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the company, provided that:

(a) this article 51 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article 51 shall be construed as imposing on the company any liability in respect of the destruction of any such document otherwise than as provided for in this article 51 which would not attach to the company in the absence of this article 51; and

(c) references in this article 51 to the destruction of any document include references to the disposal of it in any manner.

GENERAL MEETINGS

52 Annual general meetings

Subject to the provisions of the statutes, annual general meetings shall be held at such time and place as the board may determine.

53 Other general meetings

All general meetings, other than annual general meetings, shall be called general meetings.

54 Convening of general meetings

The board may convene a general meeting whenever it thinks fit. If there are not within the United Kingdom sufficient members of the board to convene a general meeting, any director may call a general meeting.

55 Notice of general meetings

55.1 An annual general meeting shall be convened by not less than twenty one clear days' notice in writing. All other general meetings shall be convened by not less than fourteen clear days' notice in writing.

55.2 The notice shall specify:

(a) (if applicable) that the meeting is an annual general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote instead of him and that a proxy need not also be a member.

55.3 The notice shall be given to the members (other than any who, under the provisions of these articles or of any restrictions imposed on any shares, are not entitled to receive notice from the company), to the directors and to the auditors.

55.4 If, after a notice convening a general meeting of the company has been despatched or made available to members, the board becomes aware of any fact, event or circumstances which, in the board's opinion, would make it impractical or inappropriate to hold the general meeting on the date or time or at the place for which notice has been given, the board may give notice pursuant to article 165 to those entitled to receive the notice pursuant to article 55.3 either cancelling such meeting or postponing such meeting to a time and date which is not less than twenty one clear days from the date of such notice, which shall also specify the place at which such postponed meeting shall be held.

56 Omission to send notice

For the purpose of determining whether notice of any meeting was duly given, each of the following shall be disregarded and shall not invalidate the proceedings at that meeting:

(a) the accidental failure to give notice of the meeting;

(b) the accidental failure to send or supply any document or other information relating to any meeting;

(c) the accidental failure to provide an instrument of proxy to any person, in cases where it is intended that such an instrument be sent out with the notice convening the meeting to which it relates; or

(d) the non-receipt of any document referred to at (a), (b) or (c) above by any person entitled to receive the same.

57 Special business

All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the directors and the auditors and any other document required to be annexed to the annual accounts;

(c) the election or re-election of directors;

(d) the appointment or re-appointment of auditors and the fixing of the remuneration of the auditors or the determination of the manner in which such remuneration is to be fixed;

(e) the approval of a directors' remuneration report required to be prepared and approved pursuant to sections 234B and 241A CA 1985 or sections 420, 422 and 439 CA 2006.

PROCEEDINGS AT GENERAL MEETINGS

58 Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two qualifying persons shall be a quorum.

59 If quorum not present

If within thirty minutes (or such longer interval as the chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to such time (not being less than seven nor more than sixty days later) and place as the chairman (or, in default, the board) may determine. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

60 Chairman

60.1 The chairman of the board shall preside at every general meeting of the company. If there be no such chairman, or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as chairman, the directors present shall choose one of their number to act or, if there be only one director present, he shall be chairman if willing to act. If there be no director present and willing to act, then any member present at the meeting in person may be elected to be chairman of the meeting by a resolution passed at the meeting.

60.2 The chairman of the meeting who presides pursuant to the provisions of article 60.1 may, at any time during a general meeting of the company, nominate any director of the company to be the chairman of the meeting for the remainder of or for any part of the meeting.

61 Directors may attend and speak

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the company.

62 Power to adjourn

The chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these articles or at common law, the chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the comfort, safety and security of those attending and the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

63 Notice of adjourned meeting

Where a meeting is adjourned indefinitely, the board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for fourteen days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

64 Business of adjourned meeting

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

65 Accommodation of members and security arrangements

65.1 The board may, for the purpose of ensuring the comfort, safety and security of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the board shall consider to be appropriate in the circumstances and may from time to time vary any such arrangements or make new arrangements in place thereof. In the case of any meeting to which such arrangements apply the board may, for the purposes of ensuring the comfort, safety and security of those attending, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (the **principal place**); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but who cannot be accommodated in the principal place and who are excluded therefrom under the provisions of this article or who wish to attend at any of such other places, provided that persons attending at the principal place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the principal place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for regulating the level of attendance in any manner aforesaid as between the principal place and any of such other places, provided that they shall operate so that any member who cannot be accommodated in the principal place as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these articles any such meeting shall be treated as being held and taking place at the principal place.

65.2 For the purpose of ensuring the safety and security of those attending any meeting the board may require that any person wishing to attend any meeting should submit to such searches or other security arrangements as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who refuses to cooperate with or to submit to such searches or to otherwise comply with such security arrangements.

VOTING

66 Method of voting

66.1 At any general meeting all Substantive Resolutions put to a vote of the meeting shall be decided on a poll, and all Other Resolutions put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members having the right to vote on the resolution; or

(c) a member or members (or their proxies) representing not less than 10 per cent of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to shares in the company held as treasury shares); or

(d) a member or members (or their proxies) holding shares in the company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right (excluding shares in the company held as treasury shares).

66.2 The chairman of a general meeting may, in his absolute discretion, determine whether a resolution is a Substantive Resolution or an Ordinary Resolution and his decision shall be final.

66.3 At general meetings, resolutions shall be put to the vote by the chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

67 Chairman's declaration conclusive on show of hands

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

68 Objection to error in voting

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

69 Amendment to resolutions

69.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

69.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or validly received by the company by electronic means, or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

70 Procedure on a poll

70.1 Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken at

such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman shall direct. The chairman shall determine the manner (including the use of ballot or voting papers or tickets or electronic means) in which a poll shall be taken and may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70.2 The demand for a poll (other than on the election of a chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

70.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

70.4 On a poll, votes may be given in person or by proxy. Subject to the provisions of section 323 CA 2006, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71 Votes of members

71.1 Subject to the provisions of the statutes, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these articles, at any general meeting every qualifying person who is present shall on a show of hands have one vote and every member present in person, or by proxy shall on a poll have one vote for each share of which he is the holder.

71.2 The company shall not be entitled to exercise any voting rights, whether on a show of hands or on a poll, in respect of any shares held by it as treasury shares.

71.3 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

71.4 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the board may in its absolute discretion, on or subject to production of such evidence of the appointment as the board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote shall be received by the company by electronic means or be deposited at the office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

72 Casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall not be entitled to a second or casting vote in addition to any other vote that he may have.

73 Restriction on voting rights for unpaid calls etc.

No member shall, unless the board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the company.

74 Voting by proxy

Any person (whether a member of the company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy or, where the appointment of the proxy was communicated by electronic means, receipt of such appointment by the company or its agent, shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

75 Form of proxy

75.1 An instrument appointing a proxy shall:

(a) be in writing in any common form or in such other form as the board may approve, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting (including, for the avoidance of doubt, any resolution which properly comes before the meeting where notice of the same was not included in the notice of the meeting nor specific reference thereto made in the instrument appointing the proxy) as the proxy thinks fit, and shall also be deemed to confer on the proxy the right to speak at the meeting;

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

75.2 In addition, the board may determine that, if and to the extent permitted from time to time by the statutes, and subject to such terms and conditions as the board may specify, a proxy may be appointed by electronic means.

76 Deposit of proxy

76.1 The instrument appointing a proxy shall:

(a) in the case of an appointment which is not made by electronic means, be deposited at the office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, not less than forty eight hours (or such shorter time as the directors may determine) before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote, together with (if required by the board) any authority under which it is made (or a copy thereof certified notarially or in some other way approved by the board);

(b) in the case of an appointment made by electronic means where an address has been specified for the purpose of receiving proxy appointments in electronic form in the notice convening the meeting, or in any notice of any adjourned meeting or in any instrument of proxy sent out by the company in relation to the meeting, or in any invitation to appoint a proxy contained in electronic form issued by the company in relation to the meeting, be received at such address not less than forty eight hours (or such shorter time as the directors may determine) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment is made by an electronic means (or a copy thereof certified notarially or in some other way approved by the board) must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjourned meeting or in either case any accompanying document) not less than forty eight hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than forty eight hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than twenty four hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than forty eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to any director;

and subject to article 76.3 an instrument of proxy not deposited, delivered or received in a manner so permitted shall be invalid.

In this article and article 79, **address**, in relation to communications made in electronic form, includes any number or address (including, in the case of any uncertificated proxy instruction permitted pursuant to article 76.2, an identification number of a participant in the relevant system concerned) used for the purposes of such electronic communications.

When calculating the periods mentioned in this article, the directors can decide not to take account of any part of a day that is not a working day.

76.2 Without limiting the foregoing, in relation to any uncertificated shares the directors may from time to time permit appointments of a proxy to be made by electronic means in the form of an uncertificated proxy instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the company as the directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the directors (subject always to the facilities and requirements of the relevant system concerned)), and may in a similar manner permit supplements to, or amendments or revocations of, any such uncertificated proxy instruction to be made by like means. The directors

may, in addition, prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the company or such participant. The directors may treat any such uncertificated proxy instruction which purports to be, or is expressed to be, sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

76.3 A director, the secretary or some person authorised for the purpose by the secretary may:

(a) accept a photocopy, or a copy delivered by facsimile transmission, of the instrument appointing the proxy (and of the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the board); and/or

(b) accept an instrument appointing a proxy which has not been properly executed as required by article 76.1 or is not supported by the relevant documents as required by article 76.2

as a valid instrument of proxy where such person determines, in good faith, that the documents deposited (including, where relevant, by electronic means) indicate in sufficient detail the member's intention to appoint a proxy.

76.4 No instrument appointing a proxy shall be valid after the expiry of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

76.5 To the extent (if any) that the board determines that proxies may be appointed by electronic means, any provisions of articles 75 and 76 may be disapplied or varied, insofar as they relate to any appointment made in this way, in such manner as the board may specify.

77 More than one proxy may be appointed

A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

78 Board may supply proxy cards

The board may at the expense of the company send or make available, by post or otherwise, instruments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the company, such invitations shall, subject to article 56, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

79 Revocation of proxy

Subject to section 330 CA 2006, a vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the company at the office, or at such other place as has been appointed for the deposit of instruments of proxy, or, where the appointment of a proxy was made by electronic means, at the address at which such appointment was duly received, at least forty eight hours (or such shorter period as the directors may determine) (such period to include or exclude any part of a day which is not a working day, if so determined by the directors) before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

80 Corporate representative

A corporation (whether or not a company within the meaning of CA 2006) which is a member may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative (or representatives) at any meeting of the company or at any separate meeting of the holders of any class of shares. Any person so authorised shall (subject to section 323 CA 2006) be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A director, the secretary or some person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

81 Failure to disclose interests in shares

81.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 793 CA 2006 and has failed in relation to any shares (the **default shares**, which expression includes any shares issued after the date of such notice in respect of those shares) to give the company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (excluding any shares in the company held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 152, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

81.2 Where the sanctions under article 81.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under article 81.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) at the end of the period of seven days (or such shorter period as the board may determine) following receipt by the company of the information required by the notice mentioned in that paragraph and the board being fully satisfied that such information is full and complete.

81.3 Where, on the basis of information obtained from a member in respect of any share held by him, the company issues a notice pursuant to section 793 CA 2006 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of article 81.1.

81.4 Where default shares in which a person appears to be interested are held by a depositary, the provisions of this article 81 shall be treated as applying only to those shares held by the depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the depositary.

81.5 Where the member on which a notice under section 793 CA 2006 is served is a depositary acting in its capacity as such, the obligations of the depositary as a member of the company shall be limited to disclosing to the company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the company or approved by the board pursuant to which it was appointed as a depositary.

81.6 For the purposes of this article 81:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the company that the person is, or may be, so interested, or if the company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 CA 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **interested** shall be construed as it is for the purpose of sections 820 and 822 to 825 CA 2006;

(c) reference to a person having failed to give the company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular, or having recklessly given information which is false in a material particular;

(d) **prescribed period** means fourteen days;

(e) **excepted transfer** means, in relation to any shares held by a member:

(i) a transfer by way of, or pursuant to, acceptance of a takeover offer for the company (within the meaning of section 974 CA 2006); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

81.7 Nothing contained in this article 81 shall be taken to limit the powers of the company under sections 794 and 795 CA 2006.

UNTRACED MEMBERS

82 Power of sale

82.1 The company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of twelve years the company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under article 161.3;

(c) the said advertisements, if not published on the same day, shall have been published within thirty days of each other; and

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to

the exercise of the power of sale the company has not received any communication in respect of such share from the member or person entitled by transmission.

82.2 To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by (or a dematerialised instruction given by) that person shall be as effective as if it had been executed or effected by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

82.3 If during the period of twelve years referred to in article 82.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of article 82.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of article 82.1 have been satisfied in regard to such additional shares, the company shall also be entitled to sell the additional shares.

83 Application of proceeds of sale

The company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the company or invested in such investments as the board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

84 Number of directors

Unless and until otherwise determined by the company by ordinary resolution, the number of directors (other than any alternate directors) shall be not more than fifteen nor less than three.

85 Power of company to appoint directors

Subject to the provisions of these articles, the company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed the maximum number fixed in accordance with these articles.

86 Power of board to appoint directors

Without prejudice to the power of the company to appoint any person to be a director pursuant to these articles, the board shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board, but the total number of directors shall not exceed any maximum number fixed in accordance with these articles. Any director so appointed shall retire at the annual general meeting of the company next following such appointment and shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

87 Appointment of executive directors

Subject to the provisions of the statutes, the board may from time to time appoint one or more of its body to hold any employment or executive office (including that of executive chairman, chief executive or managing director) for such term (subject to the provisions of CA 2006) and subject to such other conditions as the board thinks fit in accordance with article 111. The board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the director and the company.

88 Eligibility for appointment as a director

No person, other than a director retiring (by rotation or otherwise), shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice duly executed or authenticated by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the company's register of directors, together with notice executed or authenticated by that person of his willingness to be appointed or re-appointed, is lodged at the office.

89 Share qualification

A director shall not be required to hold any shares of the company.

90 Resolution for appointment

A resolution for the appointment of two or more persons as directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

91 Retirement at intervals of one year and three years

91.1 A director (not being a director holding any employment or executive office pursuant to article 87) shall retire from office, and may offer himself for re-appointment, at each annual general meeting if, at the start of business on the date of the notice convening that annual general meeting, he has served as a director for a continuous period of nine years or more, and for the purpose of this article 91.1 the retirement and re-appointment of a director at the same general meeting, whether pursuant to these articles or otherwise, shall not constitute an interruption to that director's period of continuous service.

91.2 A director shall retire from office, and may offer himself for re-appointment, at the third annual general meeting following his appointment or last re-appointment by shareholders at a general meeting.

92 Directors to retire by rotation

92.1 Any director who is or will be required to retire at an annual general meeting pursuant to article 86 or article 91.1 shall not be taken into account in determining the number or the identity of the directors to retire by rotation at that meeting pursuant to this article 92.

92.2 The directors to retire by rotation at an annual general meeting pursuant to this article 92 shall be determined, both as to number and identity, by the composition of the board at the start of business on the date of the notice convening that annual general meeting, notwithstanding any change in the number or the identity of the directors after that time and before the conclusion of that annual general meeting.

92.3 At each annual general meeting, one third of the directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for re-appointment. Subject to the provisions of the statutes and of these articles, the directors to retire by rotation pursuant to this article 92 shall be, first, any director who wishes to retire and not offer himself for re-appointment, secondly, any director who is or will be required to retire pursuant to article 91.2, and thirdly that director or those directors who have been longest in office since their appointment or last re-appointment by shareholders at a general meeting. As between two or more directors who have been in office an equal length of time since their last appointment or re-appointment by shareholders at a general meeting, the director or directors to retire shall, in default of agreement between them, be determined by lot.

93 Retirement of directors by rotation: Transitional article

93.1 Article 92.3 (Directors to retire by rotation) shall not apply to the company's first two annual general meetings, to be held in 2009 and 2010, but shall apply to all subsequent annual general meetings.

93.2 At the annual general meeting to be held in 2009, one third of the directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for reappointment. Subject to the provisions of the statutes and of these articles, the directors to retire by rotation at the 2009 annual general meeting, pursuant to this article 93 shall be, first, any director who wishes to retire and not offer himself for re-appointment, secondly, any director who held office at the two preceding annual general meetings of United Utilities PLC (company no: 2366616) and who did not retire at either of them and thirdly, that director or those directors who have been longest in office since their appointment or last re-appointment by shareholders at a general meeting of United Utilities PLC or the company. As between two or more directors who have been in office an equal length of time since their last appointment or re-appointment by shareholders at a general meeting of United Utilities PLC or the company, the director or directors to retire shall, in default of agreement between them, be determined by lot.

93.3 At the annual general meeting to be held in 2010, one third of directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one third, shall retire from office and may offer themselves for reappointment. Subject to the provisions of the statutes and of these articles, the directors to retire by rotation at the 2010 annual general meeting, pursuant to this article 93 shall be, first, any director who wishes to retire and not offer himself for re-appointment, secondly, any director who held office at the annual general meeting of United Utilities PLC (company no: 2366616) held in 2008 and the annual general meeting of the company held in 2009 and who did not retire at either of them, and thirdly that director or those directors who have been longest in office since their appointment or last re-appointment by shareholders at a general meeting of United Utilities PLC or the company. As between two or more directors who have been in office an equal length of time since their last appointment or re-appointment by shareholders at a general meeting of United Utilities PLC or the company, the director or directors to retire shall, in default of agreement between them, be determined by lot.

94 Position of retiring director

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

95 Deemed re-appointment

At any annual general meeting at which a director retires by rotation the company may fill the vacancy and, if it does not do so, the retiring director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the director is put to the meeting and lost.

96 No retirement on account of age

No person shall be or become incapable of being appointed a director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person. No director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age.

97 Removal by ordinary resolution

In addition to any power of removal conferred by the statutes, the company may by ordinary resolution remove any director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the company, and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed a director.

98 Vacation of office by director

Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these articles, the office of a director shall be vacated if:

(a) he resigns by notice in writing delivered to, or if in electronic form, received by the secretary at the office or tendered at a board meeting;

(b) he ceases to be a director by virtue of any provision of the statutes, is removed from office pursuant to these articles or the statutes or becomes prohibited by law from being a director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental

Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the board resolves that his office be vacated;

(e) both he and his alternate director appointed pursuant to the provisions of these articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated;

(f) he is removed from office by notice in writing signed by all the other directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the company) and, for this purpose, a set of like notices each signed by one or more of the directors shall be as effective as a single notice signed by the requisite number of directors; or

(g) in the case of any director who holds any executive office with the company, his appointment as such is terminated or expires and the directors resolve that his office be vacated.

99 Resolution as to vacancy conclusive

A resolution of the board declaring a director to have vacated office under the terms of article 98 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

100 Appointment

100.1 Each director (other than an alternate director) may, by notice in writing delivered to, or if in electronic form, received by the secretary at the office, or in any other manner approved by the board, appoint any other director or any person approved for that purpose by the board and willing to act, to be his alternate.

100.2 No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the statutes has been received at the office.

100.3 An alternate director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of directors allowed by these articles.

101 Participation in board meetings

Every alternate director shall (subject to his giving to the company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director shall have a separate vote at board meetings for each director for whom he acts as alternate director, but he shall count as only one for the purpose of determining whether a quorum is present.

102 Alternate director responsible for own acts

Every person acting as an alternate director shall be an officer of the company, shall alone be responsible to the company for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

103 Interests of alternate director

An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the company and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a director. However, he shall not be entitled to receive from the company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the company direct. Subject to this article, the company shall pay to an alternate director such expenses as might properly have been paid to him if he had been a director.

104 Revocation of appointment

An alternate director shall cease to be an alternate director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a director, provided that if any director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

105 Directors' fees

The directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors such sum as the board may, from time to time, determine (not exceeding, in aggregate, £1,000,000 per annum or such other sum as the company in general meeting by ordinary resolution shall, from time to time, determine). Such sum (unless otherwise directed by the resolution of the company by which it is voted) shall be divided among the directors in such proportions and in such manner as the board may determine or, in default of such determination, equally (except that in such event any director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this article shall be distinct from any salary, remuneration, expenses or other amounts payable to a director pursuant to any other provisions of these articles and shall accrue from day to day.

106 Expenses

Each director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as director, including any expenses incurred in attending meetings of the board or any committee of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the company. If in the opinion of the directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of the company or its business, such director or directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefore as the directors may from time to time determine.

107 Remuneration of executive directors

The salary or remuneration of any director appointed to hold any employment or executive office in accordance with the provisions of these articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board, and may be in addition to or in lieu of any fee payable to him for his services as director pursuant to these articles.

108 Pensions and other benefits

The board may exercise all the powers of the company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the company or to benefit, any person who is or has at any time been a director or employee of the company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the company or any such holding company or subsidiary undertaking or any predecessor in business of the company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the statutes, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The board may procure any of such matters to be done by the company either alone or in conjunction with any other person. Any director or former director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this article and shall not be obliged to account for it to the company.

POWERS AND DUTIES OF THE BOARD

109 Powers of the board

Subject to the provisions of the statutes, the memorandum of association of the company and these articles and to any directions given by special resolution of the company, the business of the company shall be managed by the board, which may exercise all the powers of the company, whether relating to the management of the business or not. No alteration of the memorandum of association or of these articles and no such direction given by the company shall invalidate any prior act of the board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these articles as to any specific power of the board shall not be deemed to limit the general powers given by this article.

110 Powers of directors being less than minimum number

If the number of directors is less than the minimum for the time being prescribed by these articles, the remaining director or directors shall act only for the purposes of appointing an additional director or directors to make up such minimum or of convening a general meeting of the company for the purpose of making such appointment. If there are no director or directors able or willing to act, any two members may summon a general meeting for the purpose of appointing directors. Subject to the provisions of these articles, any additional director so appointed shall hold office only until the dissolution of the annual general meeting of the company next following such appointment unless he is re-elected during such meeting.

111 Powers of executive directors

The board may from time to time:

(a) delegate or entrust to and confer on any director holding executive office (including a chief executive or managing director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

112 Delegation to committees

112.1 The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be directors; and

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are directors or alternate directors.

112.2 The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these articles to the exercise by the board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

113 Local management

The board may establish any local or divisional boards or agencies for managing any of the affairs of the company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the board may think fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of the board, so far as they are capable of applying.

114 Power of attorney

The board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The board may confer such powers either collaterally with, or to the exclusion of and in substitution

for, all or any of the powers of the board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

115 Use of the title "director"

The board may appoint any person (not being a director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the statutes or these articles.

116 Exercise of voting power

The board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the company, or any power of appointment to be exercised by the company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

117 Provision for employees

The board may exercise any power conferred on the company by the statutes to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary undertaking.

118 Overseas registers

Subject to the provisions of the statutes, the board may exercise the powers conferred on the company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

119 Borrowing powers

119.1 The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and, subject to the provisions of the statutes, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

119.2 The board shall restrict the borrowings of the company and exercise all voting and other rights and powers of control exercisable by the company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the group (exclusive of moneys borrowed by one group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the company exceed an amount equal to two and a half (2½) times the adjusted capital and reserves.

119.3 For the purposes only of this article 119:

(a) **adjusted capital and reserves** means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the company (including any shares held as treasury shares); and

(ii) the amount standing to the credit of the reserves of the company, whether or not distributable (including, without limitation, any revaluation reserve, merger reserve, share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the income statement;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the group;

(iv) excluding (so far as not already excluded):

(A) amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the company;

(B) any sum set aside for taxation (other than deferred taxation);

(C) the effect on the reserves of the company of any surplus or any deficit in the funding of any retirement benefit scheme which would otherwise be reflected in accordance with any applicable accounting standards;

(v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any group company to a person other than a group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) **cash deposited** means an amount equal to the aggregate of the amounts beneficially owned by group companies which are deposited for the time being with any bank or other person (not being a group company) and which are repayable to any group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the company;

(c) **group** means the company and its subsidiary undertakings from time to time;

(d) **group company** means any company in the group;

(e) **moneys borrowed** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital, and the principal amount of any debenture or borrowings of, any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a group company but the payment or repayment of which is the subject of a guarantee or indemnity by a group company or is secured on the assets of a group company;

(ii) the principal amount raised by any group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any group company owned otherwise than by a group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

but do not include:

(vi) moneys borrowed by any group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other group company pending their application for such purpose within that period;

(vii) moneys borrowed by any group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other group company is guaranteed or insured, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(viii) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a group company, provided that it became a group company during the six months preceding the calculation;

(ix) an amount equal to the amount secured on an asset immediately after it was acquired by a group company, provided that it was acquired during the six months preceding the calculation;

(x) notwithstanding sub-paragraphs (i) to (v) above, the proportion of moneys borrowed by a group company (and not owing to another group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the company;

and in sub-paragraphs (vi) to (x) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **relevant balance sheet** means the latest published audited consolidated balance sheet of the group but, where the company has no subsidiary undertakings, it means the balance sheet and income statement of the company and, where the company has subsidiary undertakings but there are no consolidated accounts of the group, it means the respective balance sheets of the companies comprising the group;

(g) **subsidiary undertaking** means a subsidiary undertaking (within the meaning of CA 2006) of the company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985 or section 405 CA 2006); and **group** and **group company** and references to any company which becomes a group company or to companies comprising the group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **equity share capital** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as **shares** are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985 or section 1161(2) CA 2006.

119.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this article 119 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

119.5 Where requested by the company, a report or certificate of the auditors as to the amount of the adjusted capital and reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this article 119 or to the effect that the limit imposed by this article 119 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

119.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article 119 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

120 Board meetings

Subject to the provisions of these articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

121 Notice of board meetings

One director may, and the secretary at the request of a director shall, summon a board meeting at any time on reasonable notice. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for that purpose. A director may waive the requirement that notice be given to him of any board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a board meeting to a director who is absent from the United Kingdom unless he has requested the board in writing that notices of board meetings shall during his absence be given to him at any address in the United Kingdom notified to the company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

122 Quorum

The quorum necessary for the transaction of business may be determined by the board and until otherwise determined shall be two directors. A duly convened meeting of the board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the board.

123 Chairman of the board

The board may appoint one or more of its body chairman or joint chairman and one or more of its body deputy chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such chairman or deputy chairman is elected, or if at any meeting neither a chairman nor a deputy chairman is present within five minutes of the time appointed for holding the same, the directors present shall choose one of their number to be chairman of such meeting. Any chairman or deputy chairman may also hold executive office under the company.

124 Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of that meeting shall have a second or casting vote.

125 Participation by telephone or video conference

125.1 Any director or his alternate may validly participate in a meeting of the board or a committee of the board through the medium of conference telephone, video conferencing link or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the chairman of the meeting.

125.2 A person so participating by being present or being in telephone or video conference or any other form of communication with those in the meeting or with the chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is.

125.3 A resolution passed at any meeting held in the above manner, and signed by the chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the board (or committee, as the case may be) duly convened and held.

126 Resolution of the directors in writing

A resolution in writing signed by all the directors for the time being entitled to receive notice of a board meeting and not being less than a quorum, or by all the members of a committee of the board for the time being entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the board (or committee, as the case may be). Such a resolution:

(a) may consist of several copies of a document (each signed by one or more of the directors or members of the relevant committee, including signatures evidenced by means of facsimile transmission), which copies may be transmitted by electronic means, in which event, subject to any terms and conditions determined from time to time by the board, no signatures shall be required;

(b) need not be signed by an alternate director if it is signed by the director who appointed him;

(c) if signed by an alternate director, need not also be signed by his appointor;

(d) to be effective, need not be signed by a director who is prohibited by these articles from voting thereon, or by his alternate.

127 Proceedings of committees

All committees of the board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the board may prescribe and subject thereto shall be governed by such of these articles as regulate the proceedings of the board as are capable of applying.

128 Minutes of proceedings

128.1 The board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the board; and

(b) the names of directors present at every meeting of the board, of a committee of the board, of the company or of the holders of any class of shares or debentures of the company, and all orders, resolutions and proceedings of such meetings.

128.2 Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the secretary, shall be *prima facie* evidence of the matters stated in such minutes without any further proof.

129 Validity of proceedings

All acts done by a meeting of the board, or of a committee of the board, or by any person acting as a director, alternate director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

130 Directors' power to authorise conflict situations

130.1 For the purposes of section 175 of CA 2006, the directors shall have the power to authorise, on such terms (including as regards duration and revocation), and subject to such limits or conditions, if any, as they may determine, any matter proposed to them in accordance with these articles which would or might, if not so authorised, constitute or give rise to a situation (a **Relevant Situation**) in which a director (an **Interested Director**) has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the company (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not the company could take advantage of it). Any authorisation of a Relevant Situation pursuant to this article 130 shall extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the Relevant Situation so authorised.

130.2 Where directors give authority under article 130.1:

(a) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(b) the directors may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

130.3 Any such authorisation will be effective only if:

(a) at the meeting of the directors at which the Relevant Situation is considered any requirement as to quorum is met without counting the Interested Director; and

(b) the authorisation was agreed to without any Interested Director voting, or would have been agreed to if the votes of all Interested Directors had not been counted.

130.4 Subject to article 130.3(b), any proposal made to the directors and any authorisation by the directors in relation to a Relevant Situation shall be dealt with in the same way as that in which any other matter may be proposed to and resolved upon by the directors.

130.5 For the purposes of this article 130, a conflict of interest includes a conflict of interest and duty and a conflict of duties.

130.6 An Interested Director shall be obliged:

(a) to disclose to the other directors the nature and extent of his interest in any Relevant Situation, such disclosure to be made as soon as reasonably practicable; and

(b) to act in accordance with any terms, limits or conditions determined by the directors under article 130.1.

130.7 Any authorisation of a Relevant Situation given by the directors under article 130.1 may provide that:

(a) where the Interested Director obtains (other than through his position as a director of the company) information that is confidential to a third party, he will not be obliged to disclose it to the company or to use it in relation to the company's affairs in circumstances where to do so would amount to a breach of that confidence;

(b) where the Interested Director has a direct or indirect interest in a matter which conflicts, or may conflict, with the interests of the company, he may absent himself from the discussion of such matter at any meeting of the directors and be excused from reviewing papers prepared by or for the directors to the extent that they relate to that matter; and

(c) the Interested Director be excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the matter which the Interested Director has a direct or direct interest which conflicts, or may conflict, with the interests of the company,

and anything done (or omitted to be done) by the Interested Director in accordance with any such provision (or otherwise in accordance with the terms of any authorisation given under Article 130.1) will not constitute a breach by him of his duties under sections 172 to 174 CA 2006.

131 Director may have interests

Subject to the provisions of the statutes and provided that article 132 is complied with, a director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the company or in which the company is otherwise directly or indirectly interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the company (except that of auditor or of auditor of a subsidiary of the company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for the company, and in any such case on such terms as to remuneration and otherwise as the board may arrange, either in addition to or in lieu of any remuneration provided for by any other article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the company or in which the company is otherwise directly or indirectly interested or as regards which the company has any powers of appointment; and

(d) shall not be liable to account to the company for any profit, remuneration or other benefit which he derives from:

(i) any such office, employment, contract, arrangement, transaction or proposal; or

(ii) from any office or employment or from any transaction or arrangement or from any interest in any body corporate the acceptance, entry into or existence of which has been authorised by the directors pursuant to article 130 (subject, in any such case, to any terms, limits or conditions to which such authorisation was subject),

and no such contract, arrangement, transaction or proposal as is referred to in this article 131 shall be avoided on the grounds of any such interest or benefit and the receipt by a director of any such remuneration or other benefit shall not constitute a breach of his duties under section 176 CA 2006.

132 Disclosure of interests to board

132.1 A director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become so interested.

132.2 For the purposes of this article and article 130:

(a) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this article in relation to such contract, transaction, arrangement or proposal; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

132.3 A director need not declare an interest pursuant to article 132.1, or in order to take advantage of article 130, if:

(a) it cannot reasonably be regarded as likely to give rise to a conflict of interest;

(b) if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under the company's constitution.

133 Interested director not to vote or count for quorum

Save as provided in this article, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 252 CA 2006) is to his knowledge a material interest

otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the company, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 252 CA 2006) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e) any proposal relating to an arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) any proposal concerning insurance which the company proposes to maintain or purchase for the benefit of directors or for the benefit of persons who include directors; and

(g) any proposal concerning any arrangement to be entered into by the company for the provision of any indemnity in favour of any other current or former director, alternate director, company secretary, officer or employee of the company or any of its subsidiary undertakings in respect of liabilities incurred by any such person in the course of his office or employment with the company or any such subsidiary undertaking (notwithstanding the fact that such director may also be provided with an indemnity on equivalent terms).

134 Director's interest in own appointment

A director shall not vote or be counted in the quorum on any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the company or any company in which the company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the company or any company in which the company is interested, such proposals may be divided and a separate resolution considered in relation to each director. In such case each of the directors concerned (if not otherwise debarred from voting under these articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

135 Chairman's ruling conclusive on director's interest

If any question arises at any meeting as to the materiality of a director's interest (other than the chairman's interest) or as to the entitlement of any director (other than the chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the chairman of the meeting. The chairman's ruling in relation to the director concerned shall be final and conclusive.

136 Directors' resolution conclusive on chairman's interest

If any question arises at any meeting as to the materiality of the chairman's interest or as to the entitlement of the chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman), whose majority vote shall be final and conclusive.

137 Connected persons

For the purposes of articles 130 to 136 (which shall apply equally to alternate directors) an interest of a person who is for the purposes of the statutes connected (which word shall have the meaning given to it by section 252 CA 2006) with a director shall be treated as an interest of the director.

SEALS

138 Safe custody

The board shall provide for the safe custody of the seal, the securities seal and of any other seal of the company.

139 Application of seals

139.1 The seal shall be used only by the authority of a resolution of the board or of a committee of the board so authorised, which resolution may include a resolution for the giving of a general authority to any director, the secretary, an assistant secretary or other officer of the company to affix the seal from time to time. The board may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical, electronic or other means.

139.2 Every certificate or share warrant shall be issued either:

(a) by affixing the securities seal to it, by mechanical, electronic or other means;

(b) by printing a representation of the securities seal on it, by mechanical, electronic or other means, including laser printing; or

(c) in such other manner as the board, having regard to the statutes and the regulations of the London Stock Exchange, may authorise.

140 Official seal for use abroad

Subject to the provisions of the statutes, the company may have an official seal for use in any place abroad.

THE SECRETARY

141 The secretary

141.1 Subject to the provisions of the statutes, the board shall appoint a secretary or joint secretaries and shall have power to appoint one or more persons to be an assistant or deputy secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the board.

141.2 If the office of secretary is vacant, or if for any reason the secretary is incapable of acting, anything required or authorised by the statutes or these articles to be done by the secretary may be done by or to any assistant or deputy secretary, or if there is no assistant or deputy secretary, by any officer of the company authorised either generally or specifically by the board in that regard.

141.3 Any provision of the statutes or of these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

142 Power to authenticate

Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the company and any resolutions passed by the company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the company, and to certify copies thereof or extracts therefrom as true copies or extracts. Where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS AND OTHER PAYMENTS

143 Declaration of dividends

Subject to the provisions of the statutes and of these articles, the company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the company. However, no dividend shall exceed the amount recommended by the board and no dividend shall be paid in respect of any shares held by the company as treasury shares.

144 Interim dividends

Subject to the provisions of the statutes, the board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the board to be justified by the profits of the company available for distribution. If at any time the share capital of the company is divided into different classes, the board may pay such interim dividends to the holders of shares which rank after shares conferring preferential rights with regard to dividend as well as to the holders of shares conferring preferential rights, unless at the time of payment any preferential

dividend is in arrear. Provided that the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

145 Entitlement to dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

146 Calls or debts may be deducted from dividends

The board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the company on account of calls or otherwise in relation to the shares of the company.

147 Distribution in specie

The board may, with the authority of an ordinary resolution of the company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the board may settle it as it thinks fit. In particular, the board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

148 Dividends not to bear interest

Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the company or in respect of a share shall bear interest as against the company.

149 Method of payment

149.1 The company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order, by any method provided by the rules of a relevant system, or by any other method (including by electronic media) as the board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a depositary, subject to the approval of the board, such persons and addresses as the depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the register) or to such person and such address as such member or person or persons may direct in writing.

149.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the company in connection with the request as the board may think fit.

149.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

149.4 The board may, at its discretion, make provisions to enable a depositary and/or any member as the board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the board may in its absolute discretion determine.

150 Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the company to the person entitled thereto are returned to the company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the company of an address to be used for the purpose.

151 Unclaimed dividends

All dividends, interest or other sum payable and unclaimed for twelve months after having become payable may be invested or otherwise made use of by the board for the benefit of the company until claimed and the company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared or become due for payment shall (if the board so resolves) be forfeited and shall cease to remain owing by the company.

152 Payment of share dividends

The board may, with the prior authority of an ordinary resolution of the company and subject to such terms and conditions as the board may determine, offer to any holders of ordinary shares (excluding any ordinary share held as a treasury share) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall

be calculated by reference to the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) the board shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the board may exclude from any offer any holders of ordinary shares or any ordinary shares held by a depositary or any ordinary shares on which dividends are payable in foreign currency where the board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any ordinary shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been duly made (the **elected ordinary shares**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account, capital redemption reserve or other undistributable reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. A board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the company in accordance with article 154 and in relation to any such capitalisation the board may exercise all the powers conferred on them by article 154 without need of such ordinary resolution;

(h) the additional ordinary shares so allotted shall rank *pari passu* in all respects with each other and with the fully paid ordinary shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank

for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the board may terminate, suspend or amend any offer of the right to elect to receive ordinary shares in lieu of any cash dividend at any time and generally may implement any share dividend scheme on such terms and conditions as the board may from time to time determine and take such other action as the board may deem necessary or desirable from time to time in respect of any such scheme.

153 Reserves

The board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the board, for any purpose to which the profits of the company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the board thinks fit. The board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the board may carry to reserve out of the unrealised profits of the company shall not be mixed with any reserve to which profits available for distribution have been carried. The board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

154 Capitalisation of reserves

The board may, with the authority of an ordinary resolution of the company:

(a) subject as provided in this article, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and unless the relevant resolution specifies otherwise, if on the relevant record date the company holds as treasury shares any shares of the same class as those whose holders would be entitled to receive such notional distribution, then the company is to be treated as if it were entitled to receive such distribution in respect of those treasury shares as would have been payable if a person other than the company had held those treasury shares;

(c) apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution

may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to holders of shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the company or in paying up in full debentures of the company, the amount of the net assets of the company at that time is not less than the aggregate of the called up share capital of the company and its undistributable reserves as shown in the latest audited accounts of the company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(d) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(e) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the company rather than to the holders of shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(f) authorise any person to enter on behalf of all the holders of ordinary shares concerned into an agreement with the company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(g) generally do all acts and things required to give effect to such resolution.

155 Record dates

Notwithstanding any other provision of these articles but without prejudice to the rights attached to any shares and subject always to the statutes the company or the board may by resolution specify any date (the **record date**) as the date at the close of business (or such other time as the board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

156 Accounting records

The board shall cause accounting records to be kept in accordance with the statutes.

157 Inspection of records

No member (other than a director) shall have any right to inspect any accounting record or other document of the company unless he is authorised to do so by statute, by order of the court, by the board or by ordinary resolution of the company.

158 Accounts to be sent to members

Except as provided in article 159, a printed copy of the directors' and auditors' reports accompanied by printed copies of the annual accounts shall, not less than twenty one clear days before the general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the company and to the auditors and to every other person who is entitled to receive notice of general meetings. However, this article shall not require a copy of those documents to be sent to any person who under the provisions of these articles is not entitled to receive notices from the company or of whose address the company is unaware or to any holder of debentures of whose address the company is unaware or to more than one of the joint holders of any shares or debentures. If and to the extent permitted by the statutes, all or any of such documents may be delivered to a member by electronic means or be made available on a website. If all or any of the shares in or debentures of the company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

159 Summary financial statements

The company may, in accordance with section 426 CA 2006 and any regulations made under it, send (including, to the extent permitted by the statutes, by electronic means) a summary financial statement to any member instead of or in addition to the documents referred to in article 158. Where it does so, the statement shall be delivered or sent by post to the member not less than twenty one clear days before the annual general meeting before which those documents are to be laid.

NOTICES

160 Notices to be in writing

Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice convening a board or board committee meeting need not be in writing.

161 Service of notice on members

161.1 The company may give any notice, document or information to a member:

(a) personally;

(b) by sending it by post or other delivery service in a pre-paid envelope addressed to the member at his registered address or by leaving it at that address or by any other means, authorised in writing by the member concerned;

(c) by electronic means to an address authorised in writing by the member concerned; or

(d) by making it available on a website provided that the company has notified such member that the notice, document or information is so available by giving notice in the manner specified in any of paragraphs (a), (b) or (c) of this article 161.1.

In the case of a member registered on an overseas branch register any such, document or information which is posted may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

161.2 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint holders. The agreement or specification of the joint holder whose name stands earliest in the register will be accepted to the exclusion of the agreement or specification of any other joint holder(s) whose name(s) stand later in the register.

161.3 Where a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the company of an address within the United Kingdom at which notices or other documents may be given to him, he shall be entitled to have notices given to him at that address or, where applicable, to be notified at that address of the availability of the notice, documents or other information on a website. Alternatively, a member whose registered address is outside the United Kingdom can give the company an address for the purposes of communications in electronic form. If he does, notices, documents or other information may (at the company's absolute discretion), subject to these articles, be sent or supplied to him at that address. Otherwise, no such member shall be entitled to receive any notice or document from the company.

161.4 If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the company until he shall have communicated with the company and supplied in writing a new registered address or address within the United Kingdom for the service of notices.

161.5 The provisions of this article 161 and of articles 162 to 166 do not affect any provision of the statutes or these articles requiring notices or documents to be delivered in a particular manner.

161.6 Where a member authorises the company to serve notices, documents or information on that member by electronic means, if the company receives an immediate electronic notification that such electronic mail address has ceased to be maintained, the company shall serve such notices, documents or information on the shareholder by such other means as may be permitted in accordance with article 161.1.

162 Notice in case of death, bankruptcy or mental disorder

The company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

163 Evidence of service

163.1 Any member present, in person or by proxy, at any meeting of the company or of the holders of any class of shares of the company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

163.2 Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a pre-paid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address, or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left. Any notice, document or information sent by electronic means shall be deemed to be delivered on the day it was sent even if the company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or information made available on a website shall be treated as being delivered when the material was first made available on the website, or if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

163.3 In calculating the number of days referred to in article 163.2 for deemed receipt of a notice, certificate or other document, non working days shall be included within the relevant time period.

164 Notice binding on transferees

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the company under section 793 CA 2006) which, before his name is entered in the register, has been duly given to a person from whom he derives his title.

165 Notice by advertisement

Any notice to be given by the company to the members or any of them, and not otherwise provided for by these articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

166 Suspension of postal services

If at any time by reason of the suspension, interruption or curtailment of postal services or electronic form of communications or threat thereof within the United Kingdom the company is or would be unable effectively to convene a general meeting by notices sent through the post or by electronic means, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the company shall send confirmatory copies of the notice by post or by electronic means if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom or, as the case may be, the sending of such notices by electronic means again becomes practicable.

167 Service of notices on the company

Subject to the statutes, articles 161.1 and 163.2 shall apply, mutatis mutandis, to the service by members of notices and documents on the company, save that any notice, certificate (but not a share certificate) or document sent by electronic means to the company shall be deemed to have been served or delivered at the time it is actually received by the company.

WINDING UP

168 Division of assets

If the company is wound up the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

169 Transfer or sale under section 110 Insolvency Act 1986

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

INDEMNITY

170 Indemnity and insurance

170.1 As far as the statutes allow this, the company:

(a) can indemnify any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company against any liability; and

(b) can purchase and maintain insurance against any liability for any person who is or was at any time a director, alternate director, company secretary, officer or employee of the company or of any associated company.

170.2 A director of the company or of any associated company will not be accountable to the company or the shareholders for any benefit provided pursuant to this article 170. Anyone receiving such a benefit will not be disqualified from being or becoming a director of the company.

United Utilities Group Plc
12g3-2(b) Application Documents

7. The preliminary results announcement of United Utilities for the year ended March 31, 2008

3 June 2008

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE
CAPITAL PROGRAMME ON TRACK

Preliminary results[1] for the year ended 31 March 2008

£m (except dividends)	Year ended		% Change
	31 March 2008	31 March 2007	
Operating profit from continuing operations	663.2	642.1	+3%
Underlying operating profit from continuing operations[2]	677.2	630.6	+7%
Profit before tax from continuing operations	478.3	502.3	-5%
Underlying profit before tax from continuing operations[2]	475.6	407.5	+17%
Total dividends per ordinary share (pence)	46.67	44.93	+3.9%

Basic earnings per share (pence)	Year ended	
	31 March 2008	31 March 2007
Continuing operations	47.3	40.9
Continuing and discontinued operations	103.3	49.4

[1] Contribution from United Utilities Electricity, facilities management operations, industrial liquid waste operations and telecoms and the profits or losses on disposal of each of these operations are treated as discontinued operations in these results. Results from continuing operations for the year ended 31 March 2007 have therefore been re-presented

[2] Underlying operating profit from continuing operations and underlying profit before tax from continuing operations are defined in the underlying profit measure table on page 14

- Underlying operating profit[2] up 7% to £677 million
- Completed sale of United Utilities Electricity for a substantial premium to its regulatory asset value
- Proposed £1.5 billion return of value to shareholders scheduled for August
- Capital expenditure in regulated activities up 45% to £826 million and in line with regulatory assumptions
- Focus on core skills delivers operational improvements: outperformed tougher leakage target
- Enhanced liquidity: pre-funded for capital investment programmes through to 2010
- Extended major outsourcing contracts with Southern Water and British Gas Trading

Commenting, Philip Green, Chief Executive, said:

"We have had a successful year. We sold United Utilities Electricity for a substantial premium to its regulatory asset value, addressed the portfolio and capital structure of the group and announced a new dividend policy. We remain on course to return £1.5 billion to shareholders and I am pleased to report another good set of financial results.

"We are on track to deliver our regulatory capital programme and have spent £826 million on our infrastructure during the year. Our focus on improving operational performance is delivering results. We have improved the level of customer service we are providing and for the second year running have achieved Ofwat's leakage target.

"We are confident of delivering a strong financial performance over the remainder of this regulatory period and continued investment in our assets will help to raise environmental standards further and improve the service we offer to customers."

For further information on the day, please contact:

Philip Green - Chief Executive	+44 (0) 20 7307 0300
Tim Weller - Chief Financial Officer	+44 (0) 20 7307 0300
Gaynor Kenyon - Communications Director	+44 (0) 7753 622282
Darren Jameson - Head of Investor Relations	+44 (0) 7733 127707
Dominic Fry / Tom Murray - Tulchan Communications	+44 (0) 20 7353 4200

A presentation to investors and analysts starts at 9.00 am on Tuesday 3 June 2008, at the Auditorium, Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB. The presentation can be accessed via a one-way listen in conference call facility by dialling: +44 (0) 20 7162 0025. A recording of the call will be available for seven days following 3 June 2008 on +44 (0) 20 7031 4064, access code 795933.

The presentation, with further information on United Utilities, will be available at 9.00 am on the day at: http://www.unitedutilities.com.

CHIEF EXECUTIVE'S REVIEW

Financial performance

United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax[2] increased by 17% to £476 million and underlying operating profit[2] was up by 7% to £677 million.

The group is pre-funded for its capital investment programme through to 2010. We recently improved our liquidity position by enhancing our committed medium-term bank facilities. This provides us with increased flexibility in terms of when and how we raise further debt finance.

Our regulated activities have delivered strong growth in the period with operating profit up 5%, an increase of 8% on an underlying basis[2]. This growth primarily reflects the regulated price increase which supports high levels of essential investment in our infrastructure. This investment enables us to deliver better service for customers and make environmental improvements.

Capital investment in our regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year. This is 45% higher than last year as we are now in the peak phase of our current capital expenditure programme. We have agreed a new strategy with Ofwat for processing and disposing of sewage sludge, based on increasing capacity at an existing site rather than developing a new site. Our capital investment programme has been re-profiled to reflect this agreement and we are now broadly in line with regulatory assumptions. This new strategy will reduce our carbon footprint compared with the original solution.

Our business improvement initiatives are delivering cost savings and we remain confident of delivering our regulatory outputs and meeting our efficiency targets across this price review period.

In our non-regulated activities, underlying operating profit[2] was slightly higher than the prior year reflecting the first time inclusion of the results of the outsourcing contract with Electricity North West. We have a strong order book worth over £6 billion in revenue and we were pleased to announce recently that we have extended the contract with Southern Water through to March 2015. In January we also agreed an 18 month extension to our metering contract with British Gas Trading to June 2010. In addition, we have recently been selected as preferred bidder by Townsville City Council in Australia to undertake its water supply upgrade project.

Sale of United Utilities Electricity, capital structure and £1.5 billion return to shareholders

Following the sale of United Utilities Electricity (UUE) and the review of the group's capital structure, as outlined in our half year results published on 29 November 2007, the Board intends to return to shareholders a total of £1.5 billion or 170 pence per share. We expect to issue a circular that contains further details of the corporate restructuring and the proposed £1.5 billion return on 6 June. The return of value to shareholders is scheduled for August 2008. The Board is targeting a credit rating of A3 for United Utilities Water PLC and, following the return of value, is anticipating a group net debt to regulatory capital value gearing level towards the upper end of Ofwat's range (55% to 65% for the 2005-10 price control period) by 2010.

Operational performance

Improving operational performance is an integral part of our vision to be a world class operator of utility infrastructure. We continue to make good progress. The business outperformed its 2007/08 leakage target of 465 megalitres per day, a tougher target than the previous year, underlining our commitment to higher performance. We are also pleased to report a 60% reduction in the number of serious pollution incidents compared with two years ago. We have continued to remove properties from our sewer

flooding register and have now achieved a net reduction of 32% over the last two years and remain on course to achieve our medium term target of a 50% reduction.

Since 2005, we have closed the operational efficiency gap to the most efficient water companies and this has been reflected in Ofwat's recent relative efficiency assessments. Improving customer service is a key area for us and since 2005 we have markedly improved customer satisfaction levels from below 50% to 73%. We believe there are more improvements to come.

Climate change and sustainability

United Utilities takes a long-term view of its operations and we see mitigation of and adaptation to climate change as key elements of our future plans. We were pleased to note Ofwat's increased focus on climate change and sustainability in its recently published methodology document relating to the next price review.

Our carbon action plan is progressing well through schemes which, in addition to helping the environment, also contribute to improving the efficiency of the group. These schemes include increasing the efficiency of our pumping stations and using our wastewater processes to generate electricity and heat.

Adaptation to climate change and flooding risk is now of increasing importance and will influence investment in the water industry in both the short and long term. We are actively involved in deliberations with our regulators ahead of the next price review and would expect significant levels of capital investment to continue beyond 2010.

Outlook

We are building on the performance improvements already achieved supported by our focus on core skills. The key elements of our strategy are to continue to improve operational performance, successfully execute our capital investment programme and meet our efficiency targets, prepare for the next water price review and deliver our non-regulated growth strategy. The Board expects United Utilities to continue to deliver a strong financial performance over the remainder of this regulatory period, underpinned by allowed price rises to fund substantial investment in our networks.

OPERATING PERFORMANCE

REGULATED ACTIVITIES

Financial highlights

- Regulated revenue increased by 7% to £1,416 million
- Regulated operating profit increased by 5% to £612 million, with underlying operating profit[2] up 8%

Revenue from regulated activities increased by 7% to £1,416 million, principally as a result of an allowed price increase of 8.3% (including inflation), offset to a small extent by lower water consumption and trade effluent volumes and retrospective claims by unmetered customers. The increase in price supports the investment of significant sums in improving the company's infrastructure which provides vital clean water and wastewater services to customers.

Reported operating profit for the year increased by 5%. After adjusting for a number of one-off items in the current and prior years (as outlined in the underlying profit measures table on page 14), underlying operating profit[2] for the year increased by 8% to £614 million. This growth in underlying profit primarily reflects the allowed price increase offset by a higher depreciation expense as a consequence of increased capital spend and growth in infrastructure renewals expenditure which was 19% higher than the prior year, in line with the planned profile of the renewals programme.

Capital investment in the period, including £120 million of infrastructure renewals expenditure, was £826 million. This represents a 45% increase in expenditure compared with the prior year and reflects the peak phase of the company's 2005-10 investment programme. A revised strategy on processing and disposing of sewage sludge has recently been agreed with Ofwat. After adjusting for this strategy, cumulative capital expenditure on water and wastewater assets was broadly in line with regulatory assumptions as at 31 March 2008. The business remains on course to meet its regulatory efficiency targets and deliver its outputs across the 2005-10 period.

It is likely that there will be additional investment, mainly in respect of unsatisfactory intermittent discharge (UID) projects that were not part of United Utilities' 2005-10 regulatory contract. A large proportion of this investment, if endorsed by Defra and Ofwat, is expected to fall into the 2010-15 period and be considered as part of the forthcoming price review. United Utilities estimates that the additional funding likely to be required to complete this UID programme, which is designed to meet statutory obligations and deliver environmental benefits, could be in the order of £700 million.

Operational performance

United Utilities has a vision to be a world class operator of utility infrastructure and is targeting an upper quartile position among UK water companies on key operational measures in the medium term. The business continues to upgrade its infrastructure and replaced 650 kilometres of water mains during 2007/08. The company supplies a high quality of drinking water, with a mean zonal compliance water quality performance of 99.94% for the year. United Utilities was ranked first among the UK's water and sewerage companies in 2006/07 by Ofwat for both water and sewerage in its most recent asset serviceability assessment, reflecting the company's long-term stewardship of its assets.

United Utilities is making good progress against its key performance indicators and remains on course to meet its targets:

- **Relative efficiency** – United Utilities has closed the operational efficiency gap to the most efficient water companies over the last two years. For the water service, the company has narrowed the gap from 16% to 12% and for the wastewater service from 27% to 18% (based on United Utilities' internal estimates). This is reflected in Ofwat's 2006/07 assessment of United Utilities as band B for

the water service and band C for the wastewater service and represents a one band improvement for both services over the two-year period.

- **Security of water supply** – United Utilities outperformed the tougher economic level of leakage rolling target of 465 megalitres per day, as set by Ofwat for 2007/08. This is the second consecutive year that United Utilities has met or outperformed its leakage target. In addition, there were no water restrictions on customers during the year.

- **Pollution** – one water and eight wastewater Category 1&2 incidents were recorded in 2007 compared with the base position of two water and 21 wastewater incidents in 2005. The business has again outperformed its target of a 50% reduction in the medium term.

- **Sewer flooding** – United Utilities continues to remove properties from the sewer flooding register. It has set a medium term target of reducing the number of properties on this register by 50% compared with a start point of 641 properties in 2005/06. This target is based on properties at risk of experiencing at least one sewer flooding incident in ten years. Further progress has been made in 2007/08 with 434 properties now on the register. This represents a 32% reduction over the last two years and the business remains on track to meet its medium term target.

- **Overall customer satisfaction** – Good progress was made in 2007/08 and 73% of United Utilities' water and wastewater customers surveyed who had made an enquiry were satisfied with the overall service they received. This compares with a start point satisfaction level of less than 50% in 2005. These satisfaction levels are based on a comprehensive independent survey conducted on behalf of United Utilities each month. Going forward, the business has a strong focus on resolving customer queries on the first contact which should improve customer satisfaction and lower the cost of service.

Although United Utilities has delivered real progress, there is more to do in improving operational performance. During 2007/08 there was a higher level of sewer flooding incidents influenced by adverse weather conditions. This together with environmental underperformance at our Fleetwood wastewater treatment works will lead to a lower Overall Performance Assessment (OPA) score from Ofwat for 2007/08, compared with the prior year.

Efficiency initiatives

United Utilities is confident of meeting its regulatory efficiency targets despite increasing cost pressures in areas such as power and property rates.

The company's principal efficiency initiatives include an integrated performance management project, which increases remote operational site management and optimises chemical and power usage, and its asset improvement programme which is improving the efficiency of operational pumps. These schemes are key elements of United Utilities' plan to mitigate its carbon emissions, alongside its combined heat and power assets which recycle energy generated from wastewater treatment processes.

Other key initiatives include a workforce management project, which is designed to improve data systems, deliver more efficient field operations and enhance customer service, and supply chain management which has now been centralised and is delivering procurement economies. There is a strong drive to improve customer service and the business is focusing on reducing the number of customer queries, improving staff productivity, implementing improved cash collection procedures and enhancing the overall customer experience.

Regulatory developments

Strategic Direction Statement

Consistent with its approach to longer term asset planning, in December 2007 United Utilities published its strategic direction statement (SDS) which considers the needs of the North West region out to 2035. The SDS enables the company to set its plans for the next price review period (2010-15) in this longer term context, develop sustainable solutions and respond to future challenges.

The six key elements identified in the SDS are:

- **Responsible long-term stewardship of networks.** This includes protecting health and the environment, improving the company's understanding of network performance and investing in research and new technology with clear efficiency and service benefits.

- **Listening and responding to the views of customers and other stakeholders.** Ensuring that the company's plans meet the changing needs and priorities of customers and other stakeholders and provide good value for money. United Utilities recently undertook a substantial customer survey which identified key areas where customers are willing to pay for improvements including supply interruptions, sewer flooding, odour and reductions in greenhouse gas emissions. Customer priorities can help shape future investment programmes, aligning expenditure to those areas that customers consider most important.

- **Making water resources more sustainable and resilient.** This means improving both our own and customers' water efficiency, ensuring the company enhances and protects its network and developing water resources to help address increasing drought risk and meet supply and demand requirements.

- **An integrated approach to drainage to reduce flooding risk.** Storm water volumes entering the sewer system need to be reduced and the government's proposal to transfer responsibility for private sewers from householders to water companies will facilitate a more integrated approach to this challenge.

- **Reduce the group's carbon impact.** The company aims to halve its greenhouse gases by 2035, supported by achieving energy neutrality for its wastewater operations.

- **Bills to rise, on average, no faster than incomes.** United Utilities believes that the water and wastewater services it provides are already of good value, but there will be future upward pressure on costs.

The implications of climate change on drought and flood risk are set to feature strongly in United Utilities' plans for decades to come and these implications will be incorporated in the company's forthcoming price review submission. The importance of this is recognised by the government which intends to publish a draft Floods and Water Bill for consultation later in the year.

2009 water price review

United Utilities' preparations for the forthcoming price review are well advanced and the company is in active deliberations with its regulators and other key stakeholders. In March 2008, Ofwat published its methodology for the 2009 water price review which will set price limits for the five year period starting 1 April 2010. In many respects, the methodology is similar to that used in previous price reviews but United Utilities is pleased to note the increased focus on the issues of climate change and sustainability.

Following the outcome of the group's recent capital structure review, the Board announced that it will be targeting an A3 credit rating for United Utilities Water PLC which it believes best mirrors Ofwat's assumptions for the 2005-10 regulatory period. The Board believes this to be an appropriate investment grade rating to allow the company to raise finance to fund its substantial capital investment programmes.

United Utilities believes that Ofwat should ensure that companies can at least maintain an A3 rating and should consider recent developments in the credit markets. The raising of debt finance is particularly important given the likely scale of investment that is still required in the water industry to replace and refurbish ageing infrastructure, address flooding risk and climate change and deliver further statutory environmental obligations and customer priorities. United Utilities believes significant investment will be required during the next price review period (2010-15) and beyond.

United Utilities has been consistent in its approach that the regulator should consider both short and long term economic data in the price review. Sub-prime debt problems and US recession fears have seen higher risk premiums on the cost of debt and difficulties experienced by the monoline credit insurance industry have implications for the raising of further index-linked debt.

NON-REGULATED ACTIVITIES

Financial highlights

- Non-regulated revenue increased by 30% to £949 million
- Non-regulated underlying operating profit[2] marginally increased to £62 million

Non-regulated revenue in the year increased by 30% to £949 million compared with the prior year, reflecting the contribution from the first year of the electricity distribution outsourcing contract. Underlying operating profit[2] was slightly higher than last year. This reflects the first time inclusion of contribution from the group's electricity outsourcing activities, partly offset by the expected reduction in contribution from the Southern Water contract where the investment profile peaked in 2006/07. Reported operating profit was down 19% compared with 2006/07 reflecting £12 million of restructuring costs, principally relating to the company's planned efficiency delivery in its gas and electricity outsourcing activities.

Business update

The non-regulated business incorporates the former United Utilities Contract Solutions' activities and applies the core utility skills of the regulated business through outsourcing contracts. United Utilities holds major water and wastewater utility outsourcing contracts, working on behalf of Dwr Cymru Welsh Water, Southern Water and Scottish Water and is the leading utility infrastructure outsourcing company in the UK. United Utilities also has three Scottish PFI operations and currently operates in Bulgaria, Estonia, Poland, the Philippines and Australia.

United Utilities holds the only outsourced contracts to operate electricity and gas distribution networks in the UK, working on behalf of Electricity North West and Northern Gas Networks (NGN). United Utilities' electricity outsourcing contract extends through to 2015 and is projected to generate revenues of around £1.5 billion over the eight-year period, with the potential for the contract to be extended by a further five years to 2020. United Utilities also has a 15% stake in NGN, which provides a steady income stream.

In addition, United Utilities has a meter installation contract with British Gas Trading which was extended to 30 June 2010 earlier this year, building on a good performance on the contract to date. Furthermore, this provides an enhanced revenue stream to United Utilities through rental income from meter ownership. Last month, the group was also awarded a three-year contract to provide the Greater Manchester Waste Disposal Authority with water, electricity and gas connections to 27 sites across the Manchester region. Whilst this is a relatively small contract, it is a useful addition to the contract portfolio.

United Utilities has a strong order book worth over £6 billion in revenue which secures long-term income streams for the group. This was further enhanced through the recent extension of the contract with Southern Water, which now runs through to 31 March 2015. Overall, the business is pleased with its performance across the contract portfolio, reinforced by positive feedback received from its customers during the year.

The group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to the UK utility outsourcing market, United Utilities is currently focusing business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast-developing Gulf region.

In line with its business development strategy, United Utilities was recently named preferred bidder for the water supply upgrade project in Townsville, Australia. The project involves upgrading the water

facilities in Townsville and designing, building and operating two water treatment plants. Facilities are due to be completed and operational by mid-2010 and upon award, United Utilities expects to hold a 20-year operations and maintenance contract with a minimal equity investment requirement. The project forms part of a AUD$300 million water and sewerage infrastructure programme in Townsville.

OTHER ACTIVITIES

Operating profit from other activities for the year ended 31 March 2008 was £1 million. This segment includes central costs and the contribution from United Utilities Property Solutions (UUPS). UUPS is the property sales and management business of United Utilities PLC and it made an operating profit of £19 million in the year. It owns a land and property portfolio and is expected to continue to deliver a positive contribution for the next few years, although due to the nature of the business, profits may not follow a smooth profile.

FINANCIAL PERFORMANCE

Revenue and operating profit from continuing operations

Revenue from continuing operations rose 19% to £2,363 million, reflecting the allowed price rise in the regulated business and the first year of the electricity distribution outsourcing contract in the non-regulated business.

Group operating profit from continuing operations increased by 3% to £663 million, with group underlying operating profit from continuing operations[2] up by 7%. This increase was underpinned by a strong performance in the regulated business.

Investment income and finance expense

Finance expense of £332 million was £74 million higher than in the prior year. This expense included a £43 million fair value loss on debt and derivative instruments, whereas the prior year included a £26 million fair value gain. This volatility in financing expense reflects the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period for the majority of its debt using interest rate swaps. IAS 39 limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility of the income statement. In addition, the impact of changes in credit spread on debt accounted for at fair value through profit or loss can result in significant additional volatility. However, this volatility has no cash flow impact. Interest expense on swaps (on a pre-IAS 39 basis) and debt under the fair value option was £42 million, £16 million lower than the prior year.

Investment income was £147 million, compared with £118 million in the prior year partly reflecting the higher level of cash held following the sale of UUE. The underlying cost of net borrowing for continuing operations of £207 million is lower than the prior year and reflects a lower average net debt and a reduction in the group's average net borrowing rate from around 6.3% to 5.8%. The group redeemed a €1 billion 6.625% bond in November 2007 which has served to reduce the underlying cost of net borrowings, partly offset by the impact of higher inflation on the index-linked debt. However, the higher inflation rates will result in increased allowed revenues and growth in the regulatory capital value of United Utilities Water since both of these are linked to the UK retail price index (RPI).

Profit before taxation

Profit before taxation decreased by 5% to £478 million. Adjusting for the impact of restructuring costs, other one-off items, fair value movements in respect of debt and derivative instruments and the expected short-term interest benefit associated with the cash proceeds from the sale of UUE, underlying profit before taxation[2] was £476 million, 17% ahead of the year ended 31 March 2007.

Taxation

The current tax charge relating to continuing operations is £89 million and the current tax effective rate is 19% compared with 11% in the prior year. The increase in current tax primarily relates to the fair value movement in derivatives, and is matched by an equal and opposite movement in deferred tax, resulting in no net impact on the total effective rate. Deferred tax has been calculated after taking into account the reduction in the corporation tax rate from 30% to 28% with effect from April 2008. The deferred tax credit on continuing operations arising from the restatement of the opening deferred tax liability is £82 million. The overall deferred tax credit relating to continuing operations is £27 million compared with a deferred tax charge in the prior year of £90 million.

Excluding the impact of the change in corporation tax rate, the total tax charge relating to continuing operations would be £144 million or 30%, compared with a £144 million charge or 29% in the prior year. A total tax charge of £62 million relating to continuing operations has been recognised for the year ended 31 March 2008.

The company is forecasting a one-off deferred tax charge in 2008/09 relating to the abolition of industrial buildings allowances. This one-off adjustment is anticipated to be over £200 million and is likely to result in a significant increase in the effective tax rate for the year ended 31 March 2009; however the cash impact will be spread over a period of approximately 20 years.

Discontinued operations

UUE, which principally comprised the group's electricity distribution assets, is treated as a discontinued operation in the results for the year ended 31 March 2008. In the period 1 April 2007 to 19 December 2007, profit after tax generated from UUE was £122 million compared with £119 million for the year ended 31 March 2007. The profit on disposal of UUE amounted to £371 million.

United Utilities had previously announced its intention to dispose of its industrial liquid waste operations and facilities management operations in line with its strategy to focus on its core skills. The contribution from these operations has therefore also been treated as discontinued. In 2007/08, the group completed the disposal of its industrial liquid waste operations to Group Tradebe, the parent company of Advanced Waste Solutions Limited, and its facilities management operations were sold to Europa Facility Holdings Limited. In the period 1 April 2007 to 26 October 2007, a loss after tax of £0.1 million was recorded from the group's industrial liquid waste operations compared with a profit after tax of £1.7 million for the year ended 31 March 2007. The facilities management operations made a profit after tax of £1.3 million for the period 1 April 2007 to 22 February 2008 compared with a profit after tax of £3.4 million for the year ended 31 March 2007. These results have all been included within discontinued operations in the consolidated income statement.

United Utilities sold its 22.63% stake in THUS Group plc earlier in the financial year, which completed its exit from the telecoms sector. The £10 million loss on disposal of the stake in THUS Group plc is treated as an adjustment to the consideration arising on the disposal of Your Communications and so both the loss and the group's share of THUS' results prior to disposal are disclosed as discontinued operations.

Earnings per share

Basic earnings per share relating to continuing operations increased by 16% to 47.3 pence.

Dividends per share and future dividend policy

The Board is proposing a final dividend of 31.47 pence per ordinary share in respect of the year ended 31 March 2008. Taken together with the interim dividend of 15.20 pence per ordinary share, the total proposed dividend for 2007/08 is 46.67 pence per ordinary share. This is an increase of 3.87%, consistent with the group's previous policy of growing dividends in line with inflation (based on the issued share capital prior to the share reduction associated with the £1.5 billion proposed return of value to shareholders, as summarised on page 15 of this announcement). The inflationary increase is based on the RPI element included within the allowed regulated price increase in United Utilities Water for the 2007/08 financial year (i.e. the movement in RPI between November 2005 and November 2006).

The proposed final dividend is expected to be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. The ex-dividend date for the final dividend is 25 June 2008.

As announced at the group's half year results on 29 November 2007, the Board has outlined a new dividend policy which will apply from 2008/09 to reflect the revised composition and earnings profile of the group. In light of the sale of UUE and the proposed £1.5 billion return of value to shareholders, the dividend per share from 2008/09 will be reduced by 30% compared with the proposed 2007/08 dividend per share. Thereafter, the group's revised dividend policy is intended to target a sustainable and growing level of dividends. The new target real growth rate of RPI+2% will be applied from 2009/10 to the 2008/09 dividend per share.

Cashflow

Cash generated from the group's continuing operations for the year ended 31 March 2008 was £877 million compared with £811 million in the prior year. High levels of capital expenditure continue, principally in the regulated water and wastewater investment programmes. The group's net capital expenditure on property, plant and equipment for 2007/08 was £630 million, excluding infrastructure renewals expenditure which is included as an operating cost in the income statement under IFRS.

Cash and short-term deposits at 31 March 2008 amounted to £1,811 million which, inclusive of medium term committed bank facilities and net of short-term debt, results in total available liquidity of £2,494 million. During the year United Utilities redeemed a €1 billion 6.625% bond from existing cash resources primarily generated from issuances of index-linked debt.

The group retains an excellent pre-funded position for its capital investment programmes through to 2010 and enhanced its liquidity further by arranging or extending the maturity dates of £500 million of committed medium-term bank credit facilities since 30 September 2007. Furthermore, the group is in discussions with the European Investment Bank, with which it has a long-standing relationship, regarding a new £400 million term loan for United Utilities Water PLC.

Net debt, including derivatives at 31 March 2008 was £2,903 million, a decrease of £741 million compared with 31 March 2007 (after adjusting for £482 million of net debt relating to discontinued operations which has exited the group). This movement principally reflects the receipt of cash proceeds from the sales of UUE and the group's stake in THUS Group plc, plus cashflow from operating activities, offset by expenditure on the regulated water and wastewater capital investment programmes and payments of interest, tax and dividends. This reduction in net borrowings is expected to be short-term since the group intends to return £1.5 billion to shareholders, as outlined in its 2007/08 half year results announced on 29 November 2007. Details of the return will be published in the circular scheduled to be issued on 6 June, with the return of value expected in August 2008.

Gearing (net borrowings divided by the regulatory capital value) decreased to 39% at 31 March 2008, compared with 52% at 31 March 2007. Following the proposed £1.5 billion return to shareholders, gearing will increase and is expected to move United Utilities towards the upper end of Ofwat's assumed range of 55% to 65% by the end of this regulatory review period. The Board will continue to target an A3 credit rating for United Utilities Water PLC.

In the year ended 31 March 2008, the group issued a total of £185 million of long-term, index-linked notes through its multi-issuer euro medium-term note programme. This comprised a £50 million issue at a real interest rate of 1.702% with a 50.5 year maturity, a £100 million issue at a real interest rate of 1.585% with a 50 year maturity and a £35 million issue at a real interest rate of 1.66% with a 30 year maturity.

United Utilities now has index-linked funding totalling approximately £1.5 billion, including indexation of the principal. However as a result of the current economic climate and the uncertainty in the monoline insurance sector, the group sees limited opportunity for further index-linked debt issuance.

The principal amount of the index-linked borrowings is adjusted to track movements in RPI. This form of liability is a good match for the group's regulated assets, which are also linked to RPI, and delivers a cashflow benefit to United Utilities since compensation for inflationary risk is provided via adjustment to the principal rather than through regular cash payments.

Underlying profit

In considering the results for the year, the directors have adjusted the group's statutory measures for fair value movements on debt and derivative instruments and those significant items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit from continuing operations and underlying profit before taxation from continuing operations as follows:

Continuing operations **Operating profit for the year ended 31 March 2008**	**Regulated**	**Non-regulated**	**Other**	**Total**
	£m	**£m**	**£m**	**£m**
Operating profit per published results	**611.6**	**50.6**	**1.0**	**663.2**
Restructuring costs	2.6	11.6	(0.2)	14.0
Underlying operating profit	**614.2**	**62.2**	**0.8**	**677.2**

Continuing operations **Operating profit for the year ended 31 March 2007** **(Re-presented)**	**Regulated**	**Non-regulated**	**Other**	**Total**
	£m	**£m**	**£m**	**£m**
Operating profit per published results	**581.0**	**62.6**	**(1.5)**	**642.1**
Restructuring costs	5.3	0.3	5.0	10.6
Settlement claims[3]	(27.6)	(3.0)	-	(30.6)
Ofwat transfer pricing fine	8.5	-	-	8.5
Total adjustments	(13.8)	(2.7)	5.0	(11.5)
Underlying operating profit	**567.2**	**59.9**	**3.5**	**630.6**

Continuing operations **Profit before taxation**	**Year ended 31 March 2008 £m**	**Re-presented Year ended 31 March 2007 £m**
Profit before taxation per published results	**478.3**	**502.3**
Operating profit adjustments (see above)	14.0	(11.5)
Fair value losses / (gains) on debt and derivative instruments	42.7	(26.0)
Interest on swaps and interest on debt under fair value option	(41.7)	(57.3)
Interest associated with cash proceeds from UUE sale[4]	(17.7)	-
Underlying profit before taxation	**475.6**	**407.5**

Notes

[3] During the prior year, the group's regulated and non-regulated activities benefited from one-off credits worth £27.6 million and £3.0 million respectively. These credits were in respect of settlement of claims made by the group against contractors and the end of the statutory period of potential claims against the group. Although such claims are a regular occurrence in the ongoing business of United Utilities, these particular claims were unusual in size.

[4] The interest associated with the cash proceeds from the sale of UUE has been deducted to provide a more representative view of underlying performance. Since the group intends to return £1.5 billion to shareholders later in the year, the cash proceeds from the sale are expected to result in a short-term net debt and interest reduction.

£1.5 billion return of value to shareholders

As a result of the sale of UUE and the review of the group's capital structure, outlined in its half year results published on 29 November 2007, the Board intends to return to shareholders a total of £1.5 billion or 170 pence per share. This substantial total return is analysed in the table below.

Proposed return of value to shareholders	£m	Pence per share*
Net equity proceeds from sale**	1,050	119
Additional return to create more efficient capital structure	450	51
Total proposed return via B share scheme	**1,500**	**170**

** Based on 880 million ordinary shares in issue at the time the sale was agreed*

*** £1,782 million sale price less UUE net debt of £686 million at fair value at the date of disposal, including United Utilities' group debt apportioned to the electricity business, and transaction costs of £46 million*

The proposed return of value will be in the form of a redeemable B share scheme providing shareholders (other than shareholders in certain overseas jurisdictions) with a choice of receiving the return as capital or income and the option to spread the return over two financial years.

In order to implement the B share scheme and increase the group's distributable reserves, the company intends to propose a change to its corporate structure. The proposed change, which is subject to court and shareholder approval, involves a scheme of arrangement to introduce a new parent company above United Utilities PLC. The reserves created by the implementation of the new structure will be available for the proposed return of value and the declaration of future dividends.

The scheme of arrangement will involve the new parent company acquiring all of the shares in United Utilities PLC and issuing new shares. This will comprise the issue of new ordinary shares and redeemable B shares to facilitate the return of value. The number of new ordinary shares issued will be reduced from the existing number of ordinary shares, commensurate with the return of value, with a view to aiding comparability of share price and earnings per share before and after the return of value. Following the implementation of the new structure, United Utilities' shareholders will hold shares in the new parent company equivalent to their previous percentage holding in United Utilities PLC. The new structure will be implemented at the same time as the return of value.

The necessary steps to achieve the above corporate restructuring are expected to be completed during the summer, enabling the return of value to take place in August 2008.

Indicative return timetable

6 June 2008	Circular expected to be posted to shareholders
June/July 2008	Court meeting and general meeting for scheme of arrangement to create new parent company
25 July 2008	Annual general meeting (AGM)
July/August 2008	Issue of redeemable B shares, listing of new parent company and issue of new parent company ordinary shares
8 August 2008	Payment of 2007/08 final dividend under current policy
August 2008	Return of value – first option to redeem B shares
February 2009	Payment of 2008/09 interim dividend under new policy
April 2009	Return of value – all remaining B shares redeemed

The circular, which will detail the process and timetable for the return of value and the creation of the new parent company, is expected to be issued on 6 June. The creation of the new parent company will require court approval and shareholder approval at a general meeting. Details of the general meeting will be contained in the circular.

Consolidated income statement

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Continuing operations		
Revenue	**2,362.9**	1,986.7
Other income	**21.3**	8.9
Employee benefits expense	**(317.5)**	(254.1)
Depreciation and amortisation expense	**(248.2)**	(221.3)
Infrastructure renewals expenditure	**(120.1)**	(101.2)
Other operating costs	**(1,035.2)**	(776.9)
Total operating expenses	**(1,699.7)**	(1,344.6)
Operating profit	**663.2**	642.1
Investment income (note 2)	**146.7**	118.3
Finance expense (note 3)	**(331.6)**	(258.1)
Investment income and finance expense	**(184.9)**	(139.8)
Profit before taxation	**478.3**	502.3
Taxation (note 4)	**(62.0)**	(143.9)
Profit for the year from continuing operations	**416.3**	358.4
Discontinued operations		
Profit for the period from discontinued operations (note 5)	**492.9**	75.1
Profit for the year	**909.2**	433.5
Earnings per share from continuing and discontinued operations (note 6)		
Basic	**103.3p**	49.4p
Diluted	**103.2p**	49.2p
Earnings per share from continuing operations (note 6)		
Basic	**47.3p**	40.9p
Diluted	**47.3p**	40.7p
Dividend per ordinary share (note 7)	**46.67p**	44.93p

Consolidated balance sheet	31 March 2008 £m	Re-presented 31 March 2007 £m
ASSETS		
Non-current assets		
Property, plant and equipment	**7,591.8**	8,894.6
Goodwill	**2.3**	5.0
Other intangible assets	**85.3**	115.5
Investments	**155.5**	202.4
Trade and other receivables	**28.2**	21.6
Retirement benefit surplus	**-**	61.3
Derivative financial instruments	**44.3**	15.2
	7,907.4	9,315.6
Current assets		
Inventories	**63.3**	62.8
Trade and other receivables	**456.2**	418.2
Cash and short-term deposits	**1,810.5**	2,403.3
Derivative financial instruments	**99.0**	61.0
	2,429.0	2,945.3
Total assets	**10,336.4**	12,260.9
LIABILITIES		
Non-current liabilities		
Trade and other payables	**(125.5)**	(414.3)
Borrowings	**(3,788.9)**	(4,854.9)
Retirement benefit obligations	**(101.2)**	-
Deferred tax liabilities	**(1,164.0)**	(1,550.5)
Provisions	**(18.7)**	(30.4)
Derivative financial instruments	**(53.2)**	(173.5)
	(5,251.5)	(7,023.6)
Current liabilities		
Trade and other payables	**(771.9)**	(749.2)
Borrowings	**(878.4)**	(1,509.5)
Current income tax liabilities	**(66.9)**	(168.0)
Provisions	**(21.0)**	(8.5)
Derivative financial instruments	**(136.7)**	(67.3)
	(1,874.9)	(2,502.5)
Total liabilities	**(7,126.4)**	(9,526.1)
Total net assets	**3,210.0**	2,734.8
EQUITY		
Capital and reserves attributable to equity holders of the company		
Share capital	**881.6**	879.8
Share premium account	**1,429.3**	1,421.9
Revaluation reserve	**158.8**	158.8
Treasury shares	**(0.3)**	(0.3)
Cumulative exchange reserve	**7.6**	(4.2)
Other reserves	**58.1**	24.3
Retained earnings	**674.9**	254.5
Shareholders' equity	**3,210.0**	2,734.8

Consolidated cashflow statement

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Operating activities		
Cash generated from operations	**876.9**	810.8
Interest paid	**(299.9)**	(341.8)
Interest received and similar income	**119.1**	99.8
Tax paid	**(98.6)**	(17.8)
Net cash generated from operating activities (continuing operations)	**597.5**	551.0
Net cash generated from operating activities (discontinued operations)	**99.5**	204.3
	697.0	755.3
Investing activities		
Disposal of investments	**0.6**	-
Disposal of associated company	**75.8**	-
Disposal of subsidiaries	**1,152.7**	206.4
Net cash outflow from group reorganisation	**(15.0)**	-
Purchase of property, plant and equipment	**(644.5)**	(548.5)
Purchase of other intangible assets	**(25.3)**	(5.0)
Proceeds from sale of property, plant and equipment	**15.0**	27.0
Net cash generated from/(used in) investing activities (continuing operations)	**559.3**	(320.1)
Net cash used in investing activities (discontinued operations)	**(161.0)**	(125.1)
	398.3	(445.2)
Financing activities		
Proceeds from issue of ordinary shares	**9.2**	18.5
Cash (used in)/proceeds from structured financing	**(170.1)**	81.4
Proceeds from borrowings	**1,068.9**	1,600.8
Repayment of borrowings	**(2,297.2)**	(821.0)
Dividends paid to equity holders of the company	**(400.4)**	(387.3)
Dividends received from discontinued operations	**100.0**	36.0
Net cash (used in)/generated from financing activities (continuing operations)	**(1,689.6)**	528.4
Net cash (used in)/generated from financing activities (discontinued operations)	**(190.1)**	51.9
	(1,879.7)	580.3
Effects of exchange rate changes (continuing operations)	**148.9**	6.4
Net (decrease)/increase in cash and cash equivalents (continuing operations)	**(383.9)**	765.7
Net (decrease)/increase in cash and cash equivalents (discontinued operations)	**(251.6)**	131.1
	(635.5)	896.8
Cash and cash equivalents at beginning of the year	**2,340.7**	1,443.9
Cash and cash equivalents at end of the year	**1,705.2**	2,340.7

Consolidated statement of recognised income and expense	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
Actuarial (losses)/gains on defined benefit pension schemes	(126.4)	46.5
Revaluation of investments	34.9	8.9
Fair value (losses)/gains on cashflow hedges	(1.5)	2.8
Foreign exchange adjustments	11.8	(6.4)
Tax on items taken directly to equity	35.8	(14.8)
Net (expense)/income recognised directly in equity	**(45.4)**	37.0
Profit for the year	909.2	433.5
Total recognised income and expense for the year	**863.8**	470.5

Reconciliation of movements in consolidated equity	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
Total net income recognised for the year	**863.8**	470.5
Dividends	(400.4)	(387.3)
New share capital issued	9.2	18.5
Other movements	2.6	2.2
Net increase in equity for the year	**475.2**	103.9
Opening equity attributable to equity holders of the company[5]	2,734.8	2,630.9
Closing equity attributable to equity holders of the company	**3,210.0**	2,734.8

[5] £2,630.9 million in respect of the opening balance for the year ended 31 March 2007 includes £1.7 million in relation to minority interests

Cash generated from continuing operations

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Profit before taxation from continuing operations	**478.3**	502.3
Adjustment for investment income and finance expense	**184.9**	139.8
Operating profit from continuing operations	**663.2**	642.1
Adjustments for:		
Depreciation of property, plant and equipment	**226.0**	213.8
Amortisation of other intangible assets	**22.2**	7.5
Profit on disposal of property, plant and equipment	**(5.7)**	(3.4)
Equity-settled share-based payments charge	**2.6**	3.9
Other non-cash movements	**3.9**	-
Changes in working capital:		
(Increase)/decrease in inventories	**(4.1)**	4.0
Increase in trade and other receivables	**(81.3)**	(66.6)
Increase in provisions and payables	**50.1**	9.5
Cash generated from continuing operations	**876.9**	810.8

Segmental analysis by class of business

Continuing operations		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
Revenue	£m	£m
Regulated activities	1,416.3	1,320.8
Non-regulated activities	949.2	729.2
Other activities	41.3	53.0
	2,406.8	2,103.0
Inter-segment revenue	(43.9)	(116.3)
External revenue	2,362.9	1,986.7

Continuing operations		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
Operating profit/(loss)	£m	£m
Regulated activities	611.6	581.0
Non-regulated activities	50.6	62.6
Other activities	1.0	(1.5)
	663.2	642.1

For management purposes, the group is organised into two principal operating divisions, being regulated and non-regulated activities. These divisions form the basis on which the above primary segment information is reported.

The regulated activities segment previously included the results of United Utilities Electricity (UUE). Following the sale of UUE, which principally comprised the group's electricity distribution assets, on 19 December 2007, the results of this business are treated as discontinued and are not included in the continuing operations regulated activities segment (see note 5). The regulated segment therefore only includes the regulated results of United Utilities Water PLC.

The non-regulated activities segment previously included the contribution from the group's industrial liquid waste and facilities management operations. Following the sale of these operations on 26 October 2007 and 22 February 2008 respectively, these non-regulated activities are also treated as discontinued (see note 5). The non-regulated continuing operations segment therefore relates to the group's utility outsourcing contracts in the United Kingdom and overseas.

In April 2007, the operations and maintenance of UUE's assets was outsourced under an Asset Services Agreement to United Utilities Electricity Services Limited (UUES), a newly incorporated group company. UUES' results from this date are reported within continuing operations as part of the non-regulated activities segment. The results of UUE, including those for the year ended 31 March 2007, when UUE operated its own assets, have been reported in full as discontinued.

In addition, the other activities segment previously included some residual activities associated with UUE, but not related to regulated electricity distribution. These residual activities were sold, along with UUE, and hence have been treated as discontinued and are no longer included in the continuing operations other activities segment. The other activities segment therefore includes the results of United Utilities Property Solutions Limited, the parent company and other group holding companies.

NOTES

1. Basis of preparation

The results for the year ended 31 March 2008 have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2007.

The financial information set out in this statement relating to the year ended 31 March 2008 does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. Statutory accounts for 2008 will be delivered to the Registrar of Companies following the company's annual general meeting. The auditors have reported on those accounts; their report is unqualified and does not contain a statement under either section 237(2) or (3) of the Companies Act 1985.

The financial information set out in this statement relating to the year ended 31 March 2007 does not constitute statutory accounts for that period. Full statutory accounts of United Utilities PLC in respect of that financial period which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The group adopted IFRS 7 'Financial Instruments: Disclosures' during the year ended 31 March 2008 and accordingly the comparative results for the year ended 31 March 2007 have been re-presented to reflect the revised disclosure requirements.

The comparative results for the year ended 31 March 2007 have been re-presented to reflect the disclosure of United Utilities Electricity, the group's industrial liquid waste and facilities management operations and its associate within discontinued operations (see note 5).

The comparatives for the year ended 31 March 2007 have also been re-presented to reflect the removal of the category for current asset investments from the balance sheet. Properties previously held as current asset investments are now classified as inventories as the directors' believe this provides a fairer presentation of the nature of these assets.

The comparatives for the year ended 31 March 2007 have also been re-presented to incorporate within equity a category for other reserves to include revaluation of investments and fair value gains/(losses) on cash flow hedges and the associated tax on these items. The amounts were previously disclosed within retained earnings but are now classified within other reserves as the directors believe this provides a fairer presentation of these items.

The comparatives have been re-presented for retirement benefits to reflect the group's participation in the Northern Gas Networks Pension scheme. The group recorded a related deferred tax asset and investment offsetting the impact on net assets at 31 March 2007 to £nil.

2. Investment income

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Interest receivable on short-term bank deposits held at amortised cost	**67.8**	69.8
Foreign exchange gains on forward contracts	**55.4**	30.9
	123.2	100.7
Expected return on pension schemes' assets	**128.6**	92.5
Interest cost on pension schemes' obligations	**(105.1)**	(74.9)
Net pension interest income	**23.5**	17.6
	146.7	118.3

3. Finance expense

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Interest payable	(288.9)	(284.1)
Fair value (losses)/gains on debt and derivative instruments	(42.7)	26.0
	(331.6)	(258.1)

As previously reported, the group follows a policy of economic hedging its interest rate and currency exposures, with particular regard to the five-year regulatory period. Including the interest element of swaps and interest on debt under the fair value option within interest payable, as opposed to within fair value (losses)/gains, and adjusting for the reclassification of interest income and expenditure associated with the group's defined benefit pension schemes, would give an economic underlying cost of net borrowings of £207.4 million (2007: £240.7 million):

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Finance expense	(331.6)	(258.1)
Fair value losses/(gains)	42.7	(26.0)
Add back interest on swaps and debt under fair value option	(41.7)	(57.3)
Underlying interest payable	(330.6)	(341.4)
Investment income	146.7	118.3
Adjustment for net pension interest income	(23.5)	(17.6)
Underlying cost of net borrowings	(207.4)	(240.7)

4. Taxation

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Current taxation:		
UK corporation tax	(108.9)	(84.6)
Foreign tax	(2.7)	(3.1)
Prior year adjustments	23.0	34.1
	(88.6)	(53.6)
Deferred taxation:		
Current year	(37.5)	(73.0)
Prior year adjustments	(17.6)	(17.3)
Change in taxation rate	81.7	-
	26.6	(90.3)
	(62.0)	(143.9)

5. Discontinued operations

In line with its declared strategy of concentrating on its core skills of managing water, wastewater, electricity and gas networks, the group completed the disposal of United Utilities Electricity (UUE) to North West Electricity Networks Limited on 19 December 2007 for a total enterprise value of £1,782 million.

The group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to the UK utility outsourcing market, United Utilities is currently focusing business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast-developing Gulf region. In line with this strategy, the group sold its industrial liquid waste and facilities management operations and made its final exit from the telecoms sector during the year. On 26 October 2007, the

5. Discontinued operations (continued)

group sold its industrial liquid waste operations to Group Tradebe for consideration of £3.7 million and on 22 February 2008, the group completed the sale of its facilities management operations to Europa Facility Holdings Limited for consideration of £9.0 million.

The group sold its 22.63 per cent stake in THUS Group plc on 19 June 2007 for consideration of £75.8 million, which completed United Utilities' exit from the telecoms sector. The sale is treated as an adjustment to consideration arising on the disposal of Your Communications and, as such, both the loss on disposal and the group's share of THUS' results prior to the disposal are disclosed within discontinued operations.

On 26 March 2007, the group sold the Vertex business to a consortium of US-based private equity firms.

The results of UUE, the group's industrial liquid waste and facilities management operations and its share of results from its associate have been disclosed, along with the profit/(loss) on disposal, as discontinued operations in the group's financial statements. The detailed trading results and the profit/(loss) on disposal of each discontinued operation are shown below. Cashflows in relation to discontinued operations are separately disclosed in the group's cashflow statement.

There is no tax charged on the profits resulting from the disposal of the discontinued operations during the year ended 31 March 2008 as these were tax exempt sales of shares.

	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
United Utilities Electricity	**493.0**	118.5
Industrial liquid waste	**(5.0)**	1.7
Facilities management	**10.4**	3.4
Telecoms (including loss on disposal of THUS Group plc shares of £10.0 million)	**(5.5)**	18.7
Vertex	**-**	(67.2)
Profit for the year from discontinued operations	**492.9**	75.1

United Utilities Electricity

	Period ended 19 December 2007 £m	Year ended 31 March 2007 £m
Total external revenue	**223.7**	315.4
Depreciation and amortisation	**(10.0)**	(64.2)
Other operating expenses	**(60.4)**	(72.3)
Operating profit	**153.3**	178.9
Investment income and finance expense	**(17.1)**	(31.2)
Profit before taxation	**136.2**	147.7
Taxation on profit	**(14.4)**	(29.2)
Profit for the period/year from discontinued operations	**121.8**	118.5
Profit on disposal of discontinued operations	**371.2**	
Total profit for the period from discontinued operations	**493.0**	

5. Discontinued operations (continued)

Industrial liquid waste

	Period ended 26 October 2007 £m	Year ended 31 March 2007 £m
Total external revenue	5.3	16.0
Depreciation and amortisation	(0.2)	(2.4)
Other operating expenses	(5.2)	(11.5)
Operating (loss)/profit	(0.1)	2.1
Investment income and finance expense	-	0.3
(Loss)/profit before taxation	(0.1)	2.4
Taxation on (loss)/profit	-	(0.7)
(Loss)/profit for the period/year from discontinued operations	(0.1)	1.7
Loss on disposal of discontinued operations	(4.9)	
Total loss for the period from discontinued operations	(5.0)	

Facilities management

	Period ended 22 February 2008 £m	Year ended 31 March 2007 £m
Revenue		
External sales	5.7	4.9
Intra-group sales	21.6	38.4
Total revenue	27.3	43.3
Depreciation and amortisation	(0.1)	(0.6)
Other operating expenses	(26.4)	(38.3)
Operating profit	0.8	4.4
Investment income and finance expense	0.5	0.5
Profit before taxation*	1.3	4.9
Taxation on profit	-	(1.5)
Profit for the period/year from discontinued operations	1.3	3.4
Profit on disposal of discontinued operations	9.1	
Total profit for the period from discontinued operations	10.4	

* Profit before taxation includes profit generated from intercompany trading of £0.2 million in the period ended 22 February 2008 and £4.1 million in the year ended 31 March 2007.

Vertex

	Period ended 26 March 2007 £m
Revenue	
External sales	303.4
Intra-group sales	89.5
Total revenue	392.9
Depreciation and amortisation	(14.2)
Other operating expenses	(363.7)
Operating profit	15.0
Investment income and finance expense	4.2
Profit before taxation*	19.2
Taxation on profit	(5.9)
Profit for the period from discontinued operations	13.3
Loss on disposal of discontinued operations before taxation and assumption of deferred contingent consideration	(65.1)
Assumption of deferred contingent consideration	(13.5)
Loss on disposal of discontinued operations before taxation	(78.6)
Taxation on loss on disposal of discontinued operations	(1.9)
Total loss for the period from discontinued operations	(67.2)

5. Discontinued operations (continued)

* Profit before taxation for the period ended 26 March 2007 includes profit generated from intercompany trading of £8.7 million.

6. Earnings per share

Basic earnings per share and diluted earnings per share have been calculated by dividing profit for the year by the following weighted average number of shares in issue:

	Basic million	Diluted Million
Year ended 31 March 2008	880.4	880.6
Year ended 31 March 2007	876.8	880.6

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 'Earnings per Share'.

The basic and diluted earnings per share for the year are as follows:

	Year ended 31 March 2008	**Re-presented Year ended 31 March 2007**
From continuing and discontinued operations		
Basic	**103.3p**	49.4p
Diluted	**103.2p**	49.2p
From continuing operations		
Basic	**47.3p**	40.9p
Diluted	**47.3p**	40.7p

7. Dividends

	Year ended 31 March 2008 £m	**Year ended 31 March 2007 £m**
Dividends relating to the year comprise:		
Interim dividend	**133.8**	128.3
Final dividend	**277.4**	266.6
	411.2	394.9

	Year ended 31 March 2008 £m	**Year ended 31 March 2007 £m**
Dividends deducted from shareholders' equity:		
Final dividend	**266.6**	259.0
Interim dividend	**133.8**	128.3
	400.4	387.3

The final dividend of 31.47 pence per ordinary share (2007: final dividend of 30.30 pence per ordinary share) will be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. The ex-dividend date for the final dividend is 25 June 2008.

The interim dividend of 15.20 pence per ordinary share (2007: interim dividend of 14.63 pence per ordinary share) was paid on 11 February 2008 to shareholders on the register at the close of business on 21 December 2007.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the operations, performance and financial condition of the group. By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this preliminary results statement and the company undertakes no obligation to update these forward-looking statements. Nothing in this preliminary results statement should be construed as a profit forecast.

Certain regulatory performance data contained in this announcement is subject to regulatory audit.

United Utilities Group Plc
12g3-2(b) Application Documents

8. The Directors' service contracts and letters of appointment referred to in sections 8.1 and 8.2 of Part X of the Prospectus



United Utilities PLC

Service Contract

Date of Contract:

Employee: Philip Green

Address: Marchfield
Flowers Hill
Pangbourne
Berkshire
RG8 7BD

Job Title: Chief Executive Officer

Company: United Utilities PLC (**we,us**)

Address: Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW

Part one - General information

1 The contract

This contract sets out the terms of your employment with us. By signing this contract you agree to keep to these terms. The contract will be interpreted and governed by English law. You warrant that by virtue of entering into this Agreement you will not be in breach of any express or implied terms of any contract with or any other obligation to any third party binding upon you.

2 Duties

a We are a member of the United Utilities Group of companies. In this contract and schedule, Group means United Utilities PLC and any subsidiary or holding company as defined by section 736 of the Companies Act 1985.

b You are employed to do the job described in the job title above. However, we may

require you to carry out work or hold offices for other companies within the Group either on a temporary or a permanent basis without any additional remuneration.

c The name or office of the person you report to under this contract is shown in the schedule. Our reporting structures may change but you will be responsible to our board of directors which includes any committee of the board of directors (the Board).

3 Start date of your contract

The start date of this contract and the date your continuous employment starts with us are shown in the schedule.

4 Place of work

a Your main place of work is shown in the schedule.

b During the course of your job, you agree to travel to allow you to do your work. We will pay any reasonable expenses involved.

c We may permanently change your place of work subject to your agreement. If we change it to a place which in our reasonable opinion is too far to travel by way of daily commute without jeopardising your ability to carry out your duties satisfactorily, we will pay reasonable expenses to move you under our relocation policy. If we require you to move we will try to take your wishes into account.

5 Hours

We cannot give you fixed hours of work due to your responsibilities and duties. You must work any hours necessary to allow you to fulfil your duties under this contract. You are exempt from the Working Time Regulations 1998 provisions relating to the maximum weekly working time.

Part two - Benefits

6 Pay

a We will pay you the salary shown in the schedule. We will pay your salary directly into your bank account on or about the 15th day of each month. This amount will cover that calendar month.

b You will not be entitled to extra pay for any overtime.

c We will review your salary and benefits each year and any change will be effective from 1 September. We may increase your salary following a review but we do not have to do so.

d The pay package shown in the schedule will add up from day to day and will include any fees which you may be entitled to as a director of any company in the Group.

7 Incentive arrangements

Each year, you will take part in our incentive arrangements for directors and senior management. Details of the incentive awards we intend to give you at the start of this contract are shown in the schedule. We do not count the value of incentive awards when we calculate your pensionable earnings.

8 Company car/car allowance

a At your discretion, we will either provide you with a car or pay you a car allowance. If you select the use of a car, we will agree with you the type of car you can have. We will pay the expenses of running the car, including fuel used on business and private journeys, and replace it from time to time.

b The value of the car allowance is shown in the schedule. We do not count this allowance when we calculate your pensionable earnings. If we pay you an allowance we will also pay you the fuel costs for business and private journeys.

You are responsible for all other costs and ensuring proper insurance cover is in place for using the car for business. You must obtain our agreement to the suitability of your vehicle for business use.

9 Expenses

We will pay you any travelling, hotel, entertainment and out-of-pocket expenses you have had to pay to carry out your duties, provided they are reasonable. You must provide, where available, receipts or other evidence we ask for when you claim for expenses.

10 Holidays and holiday pay

a Your yearly entitlement to holidays is 30 days with the holiday year running from 1 April to the following 31 March.

b Your entitlement to holidays accrues at the beginning of each holiday year except in the holiday year in which your employment with us begins or ends. In this case, your entitlement to holidays accrues at 1/12 of your yearly entitlement for each complete month of service you carry out.

c In each holiday year you will be entitled to all statutory or public holidays with pay. If we ask you to work on statutory or public holidays we will give you other days off instead.

d You can carry forward up to five days holiday from one holiday year to another as long as you take these within 2 months of the end of the previous holiday year.

e We must approve all holidays. If we give you extra holidays in any one holiday year, it does not mean you are entitled to them in future years.

f If your employment ends for any reason part way through a holiday year you will receive payment for holidays due to you but which you have not taken. If you have taken holidays before you are actually entitled to them you must repay us the cost of those days. We may deduct this amount from any amounts we owe you.

g We may require you to take accrued unused holiday during any period of notice.

11 Sickness, injury and medical examinations

a If you cannot carry out your duties under this contract because you are ill or injured, you will be eligible to receive sick pay from us under our sick pay scheme.

b When you have used up all of your eligibility, we will not pay any further sick pay (other than any entitlement you may still have to statutory sick pay) until you return to work.

c We will take the amount of statutory benefits which you are entitled to under the statutory sick pay scheme from any sick pay we pay you.

d We may ask you to have a medical examination at any time. We will pay the cost of the examination and will choose the doctor concerned who will send a written report to our occupational health adviser. If we ask you and you refuse to have a medical examination when we are paying you sick pay, we may decide not to pay you any further sick pay.

e If your sickness or injury appears to be caused by negligence of a third party and damages may be recoverable, you must tell us straight away. You must also tell us straight away if any claim, compromise, settlement or judgment is made or awarded. You must give us information we may reasonably require. If we require, you must repay to us any damages recovered relating to loss of earnings for the period of the incapacity, provided that the amount you repay is not more than the amount of damages or compensation you recover by you less any costs you have to pay for the recovery of those damages and or compensation. Any refund will not be more than the total remuneration we pay you for the period of absence.

f If you are absent through ill health for 6 consecutive months or more we may appoint another person to your job title to act jointly with you whilst you are incapacitated, and any such appointment shall not constitute any breach of this agreement.

12 Health screening

We will give you the opportunity to have regular medical screening at our expense. You will receive a report from the doctor.

13 Private health cover

a. We will include you, your spouse and dependent children, free of charge, in our private health scheme in accordance with the rules of the plan, unless you tell us within one month of receiving this contract that you do not want to be included. We may change the rules of the plan from time to time. The scheme is a taxable benefit under HM Revenue & Customs regulations.

b. We will include you, free of charge, in our group income protection scheme subject to the rules of the scheme as amended from time to time. We reserve the right to change the provider at any time. We will not assume any liability for any payments that any insurer shall decline to make to you.

14 Retirement age and pension

Details of your retirement age and your pension arrangements are given in the schedule.

15 Cover against risk of death or injury

You are covered, free of charge, by our personal accident insurance scheme. The benefits include a payment of up to five times your annual gross salary if you die or become seriously disabled. This will depend on the terms and conditions of the scheme, which may change, and is in addition to any benefit provided under your pension arrangements.

16 Directors' and officers' liability insurance

We will provide directors' and officers' liability insurance to cover you, within the limits of the scheme, against any liability claim you may have to defend in civil or criminal proceedings.

17 Professional institutions and societies

We will repay the cost of a professional subscription you may pay to an institution or society which we agree is relevant to your employment, as long as you provide written evidence of payment.

18 Telephone charges and equipment

We will pay some costs and provide you with equipment as detailed in the schedule.

Part three - your obligations as an employee and director

19 Competition and shareholdings

a Subject to the following terms of this clause, you must spend all of your time and attention during working hours on our business. You must not be involved in any way with any other person firm or company whatever its trade or business unless we agree in writing. This means that you must not own shares or make investments in companies or partnerships or work for or offer advice or help to another business. However, you may hold investment-only shares, debentures or other securities in a company whose capital is traded on a recognised stock exchange. You can only do this if your interest, together with that of your spouse and your children is not more than 5% of the issued value of the class of shares in question. Subject to the approval of the board (such approval not to be unreasonably withheld) you will be able to take on the commitment of one non-executive directorship and shall in any event be entitled to maintain your current charitable commitments.

b You may become aware of unpublished price-sensitive information about us or the Group. Under Part V of the Criminal Justice Act 1993 it is a crime to deal in securities while you have price-sensitive information. To protect you and us the Group has adopted the London Stock Exchange Model Code for directors' dealings and you must keep to the terms of the code whether or not you are a director of any companies in the Group. You may get a copy of the code from the Company Secretary's office.

c You are required to build up and retain a shareholding in United Utilities PLC equal in value to your yearly salary. We will provide you with a copy of our shareholding policy which details what counts towards and the period over which you would be expected to reach your target shareholding.

20 Conduct

You shall at all times during the period of this Agreement;

i) faithfully and diligently perform those duties and exercise such

powers consistent with them which are from time to time assigned to or vested in you;

ii) follow all lawful and reasonable directions of the Board;

iii) use your best endeavours to promote and protect the Group's interests;

iv) keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of us and any other Group company and provide such explanations in connection therewith as the Board may require;

v) not at any time wilfully make any untrue or misleading statement relating to the Group;

vi) inform the Chairman promptly if you receive a solicitation from a competitor or potential competitor either on a personal or business basis which could be prejudicial to our best interests or those of any Group companies;

vii) comply with all fiduciary duties;

viii) comply with all of our codes of ethics and all requirements, codes, recommendations or regulations of the London Stock Exchange plc and of all regulatory authorities relevant to us and any Group company, and in this respect it is your responsibility to familiarise yourself with all applicable matters;

ix) not enter into any arrangement on behalf of the Group which is outside of its normal course of business or your normal duties.;

x) report any negligence or misconduct of any director of us or any Group company of which you are aware to the Board without delay;

xi) disclose to the Board without delay any matters relating to your spouse (or partner), your children, stepchildren, parents, or any trust or body whose affairs or actions you control, which if they applied to you, would contravene clause 19a or b above.

xii) not resign from any office which you hold with the Group or any trusteeship which you hold as a result of this appointment (without the prior written approval of the Board which shall not unreasonably be withheld)

21 Confidentiality

In this clause "Confidential Information" includes but is not limited to any trade secrets, names and contact details of customers and prospective customers, purchasing and sales agents, suppliers, prices charged to or charged by us and/or any Group company, financial and budget information, and any other information of a confidential nature relating to us or any Group company or information which has been given to us or any Group company by a third party under a duty of confidence where such a duty has been made known to you and which information is not in the public domain provided always that this restriction does apply to information which is in the public domain as a result of a breach of your duties of confidentiality to us and any Group company.

In this clause "Marketing Information" includes all and any information (whether or not recorded in documentary form or on computer disc or tape) relating to the marketing or sales of any product or service of us or any Group company including without limitation sales targets and statistics, market share and pricing statistics, marketing surveys and plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers, contact names and identities of customers and potential customers of and suppliers and potential suppliers to us or any Group company and the nature of their business operations, their requirements for any product or service sold to or purchased by us or any Group company and all confidential aspects of their business relationship with us and/or any Group company.

a You acknowledge that we and our Group companies possess or will possess a valuable body of Confidential Information and Marketing Information and that you have access to Confidential Information and Marketing Information in order that you may carry out the duties of your employment.

b You acknowledge that you owe a duty of trust and confidence and a duty to act at all times in the best interests of us and any Group company. You also acknowledge that the disclosure of any Confidential Information and/or Marketing Information to any competitor of ours or of any Group company or to other third parties would place us or any Group company at a serious competitive

disadvantage and would cause serious financial and other damage to their businesses.

c You agree not to, other than in the course of properly carrying out your duties, make use of or disclose (either during the period of your employment by the Company or at any time after its termination) any Confidential Information or Marketing Information.

d You agree not to obtain or seek to obtain any financial advantage from the disclosure of any Confidential Information or Marketing Information acquired by you in the course of your employment with the Company.

e You must not make any comment (orally or in writing) about us or the Group or about your job to the media which includes any reporter or other representative of any radio or television station or any newspaper or any other media entity whatsoever, save as in the proper performance of your duties. Any comment to the media will be made in a responsible manner with due regard to its possible effect on your reputation and that of the Group, its officers, employees and associates.

f You shall not whilst employed by us or any Group company either directly or indirectly publish (verbally or in writing) any opinion, fact or material on any matter within the scope of our business or that of any Group company (whether confidential or not), save as required by law or in the proper performance of your duties.

g During the term of your employment you shall not make (other than for the benefit of us or any Group company) any record (whether on paper, computer memory, disc or otherwise) relating to any matter within the scope of the business of us or any Group company or their employees or officers or customers or suppliers or concerning our or their dealings or affairs or (either during the term of your employment or afterwards) use such records (or allow them to be used) other than for the benefit of us or any Group company. All such records (and any copies of them) shall belong to us or the relevant Group company and shall be handed over to the Chairman by you on the termination of your employment or at any time during the employment at the request of the Board.

h Nothing in this clause shall prevent you from making a disclosure pursuant to the Public Interest Disclosure Act 1998 provided that you make such disclosure in the appropriate way to the appropriate person having regard to the provisions of that Act and you have first fully complied with our procedures relating to such disclosures (or those of any Group company as relevant).

22 Intellectual property

In this clause "Intellectual Property" means any concept, discovery, invention, process, procedure, development or improvement in process or procedure; data, design, formula, model, plans, drawings, documentation, database, computer program or software (including related preparatory and design materials) whether registrable or not and whether or not copyright or design rights subsist in it; idea, method, information or know-how, and in the case of any of the above which is made, discovered, created or generated by you whether alone or with others and whether or not in the course of your employment which relates to or affects the Group's business or which is capable of being used or adapted for use in connection with the Group.

a Without prejudice to the provisions of the Patents Act 1977, the Copyright Designs and Patents Act 1988 and any other applicable legislation you must immediately disclose to us full details of any Intellectual Property and if the rights in the Intellectual Property belong to us or are capable of doing so, you will act as trustee for us in relation to them, and if requested by the Board whether during your employment or after its termination you will at our expense do everything necessary (including executing documents) to:

i) protect all current and future rights in the Intellectual Property (by applying for letters patent or other appropriate form of protection) in the United Kingdom or any other part of the world;

ii) vest, transfer or assign such protection or right as the case may be to us or our nominee with full title guarantee and the right to sue for past infringement and recover damages; and

iii) provide all reasonable assistance as we may require to obtain, maintain or enforce rights to the Intellectual Property;

b You hereby irrevocably and unconditionally waive in favour of us the moral rights conferred on you by the Copyright Designs and Patents Act 1988 in respect of any Intellectual Property right in which the copyright is vested in us under this clause or otherwise and you hereby irrevocably authorise us to appoint a person to execute any documents and to do everything necessary to effect you obligations under this clause on your behalf.

Part four – Ending your contract

23 Ending your employment

a Either you or we may end your employment by giving the period of notice in writing set out in the schedule.

b We can dismiss you without notice if you:

i) commit any act of gross misconduct;

ii) repeat or continue any other serious breach of your obligations under this contract after being given a written warning of termination in the event that such a breach was repeated or continued ; or

iii) are guilty of any conduct which in the reasonable opinion of the Board brings or is likely to bring you or the Group into disrepute; or

iv) are convicted of any criminal offence which in the reasonable opinion of the Board affects your position under this contract; or

v) commit any act of dishonesty whether relating to any Group company, employee or otherwise; or

vi) become bankrupt or make any arrangement or composition with your creditors generally; or

vii) in the reasonable opinion of the Board become incompetent to perform your duties by reason of mental health; or

viii) become prohibited by law from being a director of a company or if you cease to be a director of Group company without the consent or concurrence of the Board; or

ix) corruptly give or accept or agree to give or accept a gift or payment as a reward for doing or not doing any act to do with our business ; or

x) you are away from work because of illness or injury for 260 working days or more in any eighteen-month period provided that such dismissal does not prejudice your right to receive benefits under any permanent health insurance scheme in place from time to time.

24 Garden Leave

a During any period of notice given by us to you or by you to us or if you seek to or indicate an intention to resign as a director of us or any Group company or to terminate your employment without notice, provided that you continue to be paid and enjoy your full contractual benefits until your employment terminates in accordance with the terms of this agreement, the Board may in its absolute discretion without breaking the terms of this agreement or giving rise to any claim against us or any Group company for all or part of the notice period required under the Schedule up to a maximum of 6 months;

i) exclude you from our premises and those of any Group company;

ii) require you to carry out specified duties (consistent with your status, role and experience) for us and any Group company or to carry out no duties;

iii) suspend your authority to act on our behalf or on behalf of any Group company

iv) announce to employees, suppliers and customers that you have been given notice of termination or have resigned (as the case may be);

v) instruct you not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of us or any Group company until your employment has terminated;

vi) appoint another person or persons to take on your job title and role without any requirement for consent from you;

vii) require you to resign from all offices with us or any Group company forthwith upon request from the Board;

viii) require you to deliver up to us all property belonging to us or any Group company in accordance with clause 25

b For the avoidance of doubt, your duties and obligations under this contract continue to apply during any period of exclusion pursuant to this clause. During any period of garden leave we may require you to take any untaken holiday entitlement accrued or likely to accrue up to the termination date during the period of garden leave.

25 Delivery of Documents and Property

On termination of your employment for any reason (or earlier if requested) you will immediately deliver up to us or the relevant Group company all property (including but not limited to documents and software, credit cards, mobile telephone, computer equipment, facsimile machine, keys and security passes) belonging to us or any Group company in your possession or under your control. Documents and software include (but are not limited to) correspondence, diaries, address books, databases, files, reports, minutes, plans, records, documentation or any other medium for storing information. Your obligations under this clause include the return of all copies, drafts, reproductions, notes, extracts or summaries (however stored or made) of all documents and software, and all documents referred to at clause 21g above.

26 Directorship

a During the period of your employment will be a director of the Company. Without prejudice to the other terms of this contract you are required to resign as a director of us and any Group company and from all other offices and trusteeships with us or any Group company or any other organisation with which you have had dealings as a consequence of your employment with us or any Group company, without any claim for compensation:

- within seven days from the end of your employment with us for whatever reason or
- if we ask, at any time during any period of notice.

If you do not comply with a request to resign under this clause, you agree that the Company Secretary has authority to effect your resignation on your behalf.

b The termination by the Company of any office of director held by you in the Company (including failure to be re-elected to the office following retirement by rotation) shall automatically terminate your employment, but if the termination of the office is without your consent, concurrence or complicity then such termination shall amount to a breach of this agreement and shall be without prejudice to your right to claim damages in respect of the termination of your employment.

27 Paying your final salary

a Any final salary due to you on termination of this contract will not be due for payment unless all items referred to within clauses 21g and 25 above have been returned to us and where relevant they are in a satisfactory condition.

Part five – Restrictions

28 Restrictions

a Following the end of your employment for a period of 12 months (less any period spent on garden leave in accordance with clause 24 above), unless we agree in writing:

- You cannot be employed, involved or interested in any business in competition with us or any Group company in any area for which you had direct management responsibilities or had direct dealings in the course of your employment during the 12 months immediately before the end of your employment. Business includes any business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with goods or services we or any Group company distribute, sell or supply.
- You cannot, in competition with us or any Group company, try to get business from or deal with any firm, person or company you had contact with during the 12 months immediately before your employment ended who was a customer or supplier of us or any Group company.
- You must not try to encourage away from us or the Group any person who works for it who has confidential or sensitive information about the Group's business.

b If any of the obligations under this clause cannot be enforced it will not affect any of the other clauses in this contract.

c The obligations of clause 28a apply equally during your employment.

d You agree that you will not at any time:

- Carry out any trade or business or be associated with any company engaged in any trade or business using any brand names as long as those names are connected with the Group; or
- After your employment ends, represent or claim you are associated with any company or division within the Group.

e Each of the restrictions in this clause 28 is considered by the parties to be reasonable in all the circumstances but if any restriction shall be held by any Court to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of us and Group companies, the said restriction shall apply with such modifications as may be necessary to render it valid and effective.

f We reserve the right to update any of the clauses in this clause 28 when circumstances dictate to reflect the changing nature of the business and protectable interests of the Group.

Part six - Grievance and Disciplinary procedure

29 Grievance and discipline

a If you have a grievance relating to your employment you should refer it to the Chairman.

b If we take disciplinary action against you, we will tell you at the relevant time the procedure to be followed and in particular to whom you should address any appeal.

30 Suspension

We may suspend you on full pay while we investigate a disciplinary matter. You must co-operate in any investigation and give us any help we ask for.

Part seven - Miscellaneous

31 Data Protection

We will treat your personal data confidentially and will not give it to third parties unless we have to for purposes connected with your employment or you have given your consent.

You agree to us processing personal data about you for purposes connected with your employment and to inform you of goods and services from businesses within, or promoted by, our Group of companies. In addition you expressly agree to us processing sensitive personal data concerning your racial or ethnic origin, political opinions, religious or other beliefs, trade union membership, health, sex and criminal offences, where this is relevant for purposes connected with your employment, is otherwise permitted by law, or you have given your consent.

You agree that we may record your telephone conversations from and to our property or that of any Group company and may also review any emails that you send or receive at your workplace or using our property or that of any Group company, for the purposes of audit, staff training and evaluation or other legitimate purposes.

You understand that the authority given to you to access the Group's computers or other electronic systems, and to use and disclose personal data contained in them, is limited to that which is permitted under data protection laws and our other relevant policies published from time to time.

32 Deductions

We are permitted under this contract to make deductions at any time from any monies due to you (including basic pay, bonus, sick pay, holiday pay or any other sums) in respect of any amounts owed by you to us or any Group company.

33 Reconstruction and Amalgamation

Without prejudice to the termination provision of this contract generally if your employment is terminated at any time in connection with any reconstruction or amalgamation of us or any Group company whether by winding up or otherwise and you receive an offer of employment on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this agreement from an undertaking involved in or resulting from such reconstruction or amalgamation you shall have no claim whatsoever against us or any such undertaking arising out of or connected with such termination.

34 Entire Agreement

a You agree with us that this contract constitutes the entire and only agreement between you and any Group company regarding your employment and that neither you nor any Group company has been induced to enter into this contract upon, nor has any party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this contract and, to the extent that any of them has been, we (acting in this respect also for all Group companies) and you unconditionally and irrevocably waive any claims, rights or remedies which any of them might otherwise have had.

b Nothing in clause 34a shall exclude any liability or any rights that you, us or any Group company may have in respect of any statements made fraudulently prior to the execution of this contract or any rights existing in respect of fraudulent concealment by you or us or any Group company.

35 Collective Agreement

There is no collective agreement applicable to your employment.

36 Construction

a The headings in this contract are inserted for convenience only.

b Any reference to any statutory provision shall be construed as a reference to any

statutory modification or re-enactment of the provision for the time being in force (whether before or after the date of this contract).

c No modification, variation or amendment to this contract shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of both parties.

d Any notice required under this contract shall be given in writing.

Schedule

Start date

This contract begins on 13 February 2006.

The start date for calculating your continuous employment is 13 February 2006.

Place of work

Your main place of work will be 55 Grosvenor Street, London W1K 3LJ.

Who you will report to

You will report to the Chairman.

Basic salary

Your salary at the start of this contract will be £675,000 a year.

Incentive arrangements

(i) Annual bonus plan

You will be entitled to participate in an annual bonus plan. This will provide for the ability to earn an annual bonus of up to 75% of your basic earnings in the financial year 2006/2007. We will give you details of how the annual bonus plan works which you will also be able to access on our intranet. The level of payment will normally be based on achieving corporate targets and/or personal objectives.

Your first participation in the annual bonus plan relating to this appointment will be for the 2006/07 financial year.

You will be able to participate in an annual bonus plan in subsequent years. We will tell you the measures and targets on which the plan is based from year to year. We may change how the scheme works. If we do we will tell you.

We do not count the value of awards made under this plan when we calculate your pensionable earnings.

(ii) Performance share plan

You will also be entitled to participate in the Group's performance share plan from year to year. This provides for discretionary awards. They are normally in the form of an option over company shares to the value of a percentage of your salary on the date of the award. The number of shares you will receive will depend on the extent to which the performance conditions attached to the award have been satisfied. This is normally measured over a three year period beginning at the start of the financial year in which we make the award to you. You will not have to pay anything to receive your shares.

We will make an award to you for the 2005/06 financial year equal to 80% of your salary. The extent to which the award vests will depend upon performance over the three financial years ending 31 March 2008. We will tell you the amount and the performance conditions for the vesting of future awards at the time they are awarded.

We will give you a copy of the rules and a guide to the operation of the plan when you are granted your award. We may change how the scheme works in relation to future awards. If we do, we will tell you.

We do not count the value of awards made under this plan when we calculate your pensionable earnings.

(iii) Share matching plan

We intend to introduce a share matching plan, subject to obtaining the appropriate approvals, including that of shareholders at the 2006 AGM.

You will be included in the plan, the basic outline of which is that 20% of your annual bonus actually payable will be converted automatically into shares. These "converted shares" will be matched by the company on the basis of two matching shares for every one converted share. The number of matching shares to which you will become entitled will depend on the extent to which corporate performance targets are met over the

following 3 years. It is intended that the usual "good leaver" provisions will apply to the matching shares; the converted shares will not be subject to performance conditions nor forfeiture.

There will be a facility for you to increase voluntarily the number of converted shares from 20% up to a total value of 50% of bonus payable. The additional shares converted will be matched on a one for one basis. The vesting of these further matching shares will be subject to the same conditions as for the original matching shares.

It is intended that the first awards under this plan will apply to the 2006/07 annual bonus. We will give you full details and a copy of the rules when they have been formulated and approved.

(iv) Matched investment arrangement

We will put in place a matched investment arrangement.

When you join us, you will invest in United Utilities shares worth 1 x your gross annual salary at the start of this contract. We will match this investment on a 1 for 1 basis. After 5 years, the matched shares will transfer to you provided (a) you have maintained throughout the 5 years a shareholding of at least the number of shares bought initially and (b) you have been employed by UU for the whole of the period. The number of matched shares to transfer to you will be increased by the notional reinvestment of dividends payable on the matched shares in the 5 year period.

Special arrangements will apply for the transfer of matched shares in the event of:

(a) within the first 3 years, a change of control or your leaving because of ill health and

(b) during years 4 and 5, a change of control or your leaving because of ill health or dismissal without cause (i.e. dismissal by us for any reason other than those referred to at clause 23 of this agreement)

so that a pro-rata number of shares and the notional reinvestment of dividends payable during the relevant period will be transferred to you relating to the proportion of the 5

year period that you work. 'Change of control' for these purposes will include (1) the Company becoming a subsidiary within the meaning of Section 736 Companies Act 1985 of any other company; or (2) over half the business, assets or undertakings (by revenue) of the Company becoming owned by any person, firm or company other than a company currently within the Group.

Retirement age

You will retire when you are 65 years of age unless we agree that you may continue to work after your 65th birthday.

Pension Scheme

We will include you in the United Utilities Pension Scheme – Defined Contribution section (the Pension Scheme) from the date you join us, unless you tell us that you do not want to join. The scheme is explained in the enclosed Member's Guide. You can pay a regular contribution of up to 7% of your pensionable earnings each month to your pension fund. If you pay 7%, we will pay a further 25%. However, if you pay lower regular contribution rate, we will match it on a two for one basis.

As an alternative, if you do not wish to join our pension scheme we will be prepared to make a contribution equal to 25% of your salary to a private pension arrangement. This would be paid in monthly instalments.

Whether or not you join the Pension Scheme you will not be contracted-out of the State Second Pension Scheme and you will pay the full rate of National Insurance Contributions.

Company car

We will provide you with a company car. We will agree with you an appropriate vehicle. We will cover the costs of its maintenance, tax and your insurance. You may instead choose to have a cash payment which is currently £14,000 a year. If you decide to take the cash payment, we will pay to you one twelfth of the yearly amount each month with your salary. The payment is taxable. We do not count it when working out your pensionable earnings.

We will provide fuel for business and private mileage whether you chose to take the company car or the cash alternative. The fuel you use for private mileage is a taxable benefit. If you choose to receive the cash alternative, the car fuel benefit charge, based on carbon dioxide emissions, does not apply. The tax payable for your private fuel will be assessed on the actual value of the fuel used for private journeys.

Telephone charges and equipment

We will provide and pay the costs associated with a business telephone and fax line and modem equipment installed in your home.

We will provide a mobile telephone for your business use and will pay for all rental and call charges.

Accommodation

We will pay the reasonable costs of managed rented accommodation for you for a period of up to 6 months from the commencement of employment.

Notice

The period of notice we will give you initially to end this contract is 24 months. After one year's service this will reduce to a rolling 12 months' notice.

The period of notice you must give us to end this contract is 6 months.

This contract has been signed on ....

Signed as a deed)

by the company)

....

Director

....

Director or Secretary

Signed as a deed)

by) ....

Name ....

in the presence of the following

Witness's signature ....

Name ....

Address...

....

....

....

United Utilities PLC

Service Contract

Date of Contract: 10 April 2006

Employee: Tim Weller

Address: 9 Spencer Road
East Molesey
Surrey
KT8 0SP

Job Title: Chief Financial Officer

Company: United Utilities PLC (**we,us**)

Address: Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW

Part one - General information

1 The contract

This contract sets out the terms of your employment with us. By signing this contract you agree to keep to these terms. The contract will be interpreted and governed by English law. You warrant that by virtue of entering into this Agreement you will not be in breach of any express or implied terms of any contract with or any other obligation to any third party binding upon you.

2 Duties

a We are a member of the United Utilities Group of companies. In this contract and schedule, Group means United Utilities PLC and any subsidiary or holding company as defined by section 736 of the Companies Act 1985.

b You are employed to do the job described in the job title above. However, we may

require you to carry out work or hold offices for other companies within the Group either on a temporary or a permanent basis without any additional remuneration.

c The name or office of the person you report to under this contract is shown in the schedule. Our reporting structures may change but you will be responsible to our board of directors which includes any committee of the board of directors (the Board).

3 Start date of your contract

The start date of this contract and the date your continuous employment starts with us are shown in the schedule.

4 Place of work

a Your main place of work is shown in the schedule.

b During the course of your job, you agree to travel to allow you to do your work. We will pay any reasonable expenses involved.

c We may permanently change your place of work subject to your agreement. If we change it to a place which in our reasonable opinion is too far to travel by way of daily commute without jeopardising your ability to carry out your duties satisfactorily, we will pay reasonable expenses to move you under our relocation policy. If we require you to move we will try to take your wishes into account.

5 Hours

We cannot give you fixed hours of work due to your responsibilities and duties. You must work any hours necessary to allow you to fulfil your duties under this contract. You are exempt from the Working Time Regulations 1998 provisions relating to the maximum weekly working time.

Part two - Benefits

6 Pay

a We will pay you the salary shown in the schedule. We will pay your salary directly into your bank account on or about the 15th day of each month. This amount will cover that calendar month.

b You will not be entitled to extra pay for any overtime.

c We will review your salary and benefits each year and any change will be effective from 1 September. We may increase your salary following a review but we do not have to do so.

d The pay package shown in the schedule will add up from day to day and will include any fees which you may be entitled to as a director of any company in the Group.

7 Incentive arrangements

Each year, you will take part in our incentive arrangements for directors and senior management. Details of the incentive awards we intend to give you at the start of this contract are shown in the schedule. We do not count the value of incentive awards when we calculate your pensionable earnings.

8 Company car/car allowance

a At your discretion, we will either provide you with a car or pay you a car allowance. If you select the use of a car, we will agree with you the type of car you can have. We will pay the expenses of running the car, including fuel used on business and private journeys, and replace it from time to time.

b The value of the car allowance is shown in the schedule. We do not count this allowance when we calculate your pensionable earnings. If we pay you an allowance we will also pay you the fuel costs for business and private journeys.

You are responsible for all other costs and ensuring proper insurance cover is in place for using the car for business. You must obtain our agreement to the suitability of your vehicle for business use.

9 Expenses

We will pay you any travelling, hotel, entertainment and out-of-pocket expenses you have had to pay to carry out your duties, provided they are reasonable. You must provide, where available, receipts or other evidence we ask for when you claim for expenses.

10 Holidays and holiday pay

a Your yearly entitlement to holidays is 30 days with the holiday year running from 1 April to the following 31 March.

b Your entitlement to holidays accrues at the beginning of each holiday year except in the holiday year in which your employment with us begins or ends. In this case, your entitlement to holidays accrues at 1/12 of your yearly entitlement for each complete month of service you carry out.

c In each holiday year you will be entitled to all statutory or public holidays with pay. If we ask you to work on statutory or public holidays we will give you other days off instead.

d You can carry forward up to five days holiday from one holiday year to another as long as you take these within 2 months of the end of the previous holiday year.

e We must approve all holidays. If we give you extra holidays in any one holiday year, it does not mean you are entitled to them in future years.

f If your employment ends for any reason part way through a holiday year you will receive payment for holidays due to you but which you have not taken. If you have taken holidays before you are actually entitled to them you must repay us the cost of those days. We may deduct this amount from any amounts we owe you.

g We may require you to take accrued unused holiday during any period of notice.

11 Sickness, injury and medical examinations

a If you cannot carry out your duties under this contract because you are ill or injured, you will be eligible to receive up to six months' full and six months' half pay from us under our sick pay scheme.

b When you have used up all of your eligibility, we will not pay any further sick pay (other than any entitlement you may still have to statutory sick pay) until you return to work.

c We will take the amount of statutory benefits which you are entitled to under the statutory sick pay scheme from any sick pay we pay you.

d We may ask you to have a medical examination at any time. We will pay the cost of the examination and will choose the doctor concerned who will send a written report to our occupational health adviser. If we ask you and you refuse to have a medical examination when we are paying you sick pay, we may decide not to pay you any further sick pay.

e If your sickness or injury appears to be caused by negligence of a third party and damages may be recoverable, you must tell us straight away. You must also tell us straight away if any claim, compromise, settlement or judgment is made or awarded. You must give us information we may reasonably require. If we require, you must repay to us any damages recovered relating to loss of earnings for the period of the incapacity, provided that the amount you repay is not more than the amount of damages or compensation you recover by you less any costs you have to pay for the recovery of those damages and or compensation. Any refund will not be more than the total remuneration we pay you for the period of absence.

f If you are absent through ill health for 6 consecutive months or more we may appoint another person to your job title to act jointly with you whilst you are incapacitated, and any such appointment shall not constitute any breach of this agreement.

12 Health screening

We will give you the opportunity to have regular medical screening at our expense. You will receive a report from the doctor.

13 Private health cover

a. We will include you, your spouse and dependent children, free of charge, in our private health scheme in accordance with the rules of the plan, unless you tell us within one month of receiving this contract that you do not want to be included. We may change the rules of the plan from time to time. The scheme is a taxable benefit under HM Revenue & Customs regulations.

b. We will include you, free of charge, in our group income protection scheme subject to the rules of the scheme as amended from time to time. We reserve the right to change the provider at any time. We will not assume any liability for any payments that any insurer shall decline to make to you.

14 Retirement age and pension

Details of your retirement age and your pension arrangements are given in the schedule.

15 Cover against risk of death or injury

You are covered, free of charge, by our personal accident insurance scheme. The benefits include a payment of up to five times your annual gross salary if you die or become seriously disabled. This will depend on the terms and conditions of the scheme, which may change, and is in addition to any benefit provided under your pension arrangements.

16 Directors' and officers' liability insurance

We will provide directors' and officers' liability insurance to cover you, within the limits of the scheme, against any liability claim you may have to defend in civil or

criminal proceedings.

17 Professional institutions and societies

We will repay the cost of a professional subscription you may pay to an institution or society which we agree is relevant to your employment, as long as you provide written evidence of payment.

18 Telephone charges and equipment

We will pay some costs and provide you with equipment as detailed in the schedule.

Part three - your obligations as an employee and director

19 Competition and shareholdings

a Subject to the following terms of this clause, you must spend all of your time and attention during working hours on our business. You must not be involved in any way with any other person firm or company whatever its trade or business unless we agree in writing. This means that you must not own shares or make investments in companies or partnerships or work for or offer advice or help to another business. However, you may hold investment-only shares, debentures or other securities in a company whose capital is traded on a recognised stock exchange. You can only do this if your interest, together with that of your spouse and your children is not more than 5% of the issued value of the class of shares in question. Subject to the approval of the board (such approval not to be unreasonably withheld) you will be able to take on the commitment of one non-executive directorship and shall in any event be entitled to maintain your current charitable commitments.

b You may become aware of unpublished price-sensitive information about us or the Group. Under Part V of the Criminal Justice Act 1993 it is a crime to deal in securities while you have price-sensitive information. To protect you and us the Group has adopted the London Stock Exchange Model Code for directors' dealings and you must keep to the terms of the code whether or not you are a director of any companies in the Group. You may get a copy of the code from the Company Secretary's office.

c You are expected to build up and retain a shareholding in United Utilities PLC equal in value to your yearly salary. We will provide you with a copy of our shareholding policy which details what counts towards and the period over which you would be expected to reach your target shareholding.

20 Conduct

You shall at all times during the period of this Agreement;

i) faithfully and diligently perform those duties and exercise such

powers consistent with them which are from time to time assigned to or vested in you;

ii) follow all lawful and reasonable directions of the Board;

iii) use your best endeavours to promote and protect the Group's interests;

iv) keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of us and any other Group company and provide such explanations in connection therewith as the Board may require;

v) not at any time wilfully make any untrue or misleading statement relating to the Group;

vi) inform the Chief Executive promptly if you receive a solicitation from a competitor or potential competitor either on a personal or business basis which could be prejudicial to our best interests or those of any Group companies;

vii) comply with all fiduciary duties;

viii) comply with all of our codes of ethics and all requirements, codes, recommendations or regulations of the London Stock Exchange plc and of all regulatory authorities relevant to us and any Group company, and in this respect it is your responsibility to familiarise yourself with all applicable matters;

ix) not enter into any arrangement on behalf of the Group which is outside of its normal course of business or your normal duties.;

x) report any negligence or misconduct of any director of us or any Group company of which you are aware to the Board without delay;

xi) disclose to the Board without delay any matters relating to your spouse (or partner), your children, stepchildren, parents, or any trust or body whose affairs or actions you control, which if they applied to you, would contravene clause 19a or b above.

xii) not resign from any office which you hold with the Group or any trusteeship which you hold as a result of this appointment (without the prior written approval of the Board which shall not unreasonably be withheld)

21 Confidentiality

In this clause "Confidential Information" includes but is not limited to any trade secrets, names and contact details of customers and prospective customers, purchasing and sales agents, suppliers, prices charged to or charged by us and/or any Group company, financial and budget information, and any other information of a confidential nature relating to us or any Group company or information which has been given to us or any Group company by a third party under a duty of confidence where such a duty has been made known to you and which information is not in the public domain provided always that this restriction does apply to information which is in the public domain as a result of a breach of your duties of confidentiality to us and any Group company.

In this clause "Marketing Information" includes all and any information (whether or not recorded in documentary form or on computer disc or tape) relating to the marketing or sales of any product or service of us or any Group company including without limitation sales targets and statistics, market share and pricing statistics, marketing surveys and plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers, contact names and identities of customers and potential customers of and suppliers and potential suppliers to us or any Group company and the nature of their business operations, their requirements for any product or service sold to or purchased by us or any Group company and all confidential aspects of their business relationship with us and/or any Group company.

a You acknowledge that we and our Group companies possess or will possess a valuable body of Confidential Information and Marketing Information and that you have access to Confidential Information and Marketing Information in order that you may carry out the duties of your employment.

b You acknowledge that you owe a duty of trust and confidence and a duty to act at all times in the best interests of us and any Group company. You also acknowledge that the disclosure of any Confidential Information and/or Marketing Information to any competitor of ours or of any Group company or to other third parties would place us or any Group company at a serious competitive

disadvantage and would cause serious financial and other damage to their businesses.

c You agree not to, other than in the course of properly carrying out your duties, make use of or disclose (either during the period of your employment by the Company or at any time after its termination) any Confidential Information or Marketing Information.

d You agree not to obtain or seek to obtain any financial advantage from the disclosure of any Confidential Information or Marketing Information acquired by you in the course of your employment with the Company.

e You must not make any comment (orally or in writing) about us or the Group or about your job to the media which includes any reporter or other representative of any radio or television station or any newspaper or any other media entity whatsoever, save as in the proper performance of your duties. Any comment to the media will be made in a responsible manner with due regard to its possible effect on your reputation and that of the Group, its officers, employees and associates.

f You shall not whilst employed by us or any Group company either directly or indirectly publish (verbally or in writing) any opinion, fact or material on any matter within the scope of our business or that of any Group company (whether confidential or not), save as required by law or in the proper performance of your duties.

g During the term of your employment you shall not make (other than for the benefit of us or any Group company) any record (whether on paper, computer memory, disc or otherwise) relating to any matter within the scope of the business of us or any Group company or their employees or officers or customers or suppliers or concerning our or their dealings or affairs or (either during the term of your employment or afterwards) use such records (or allow them to be used) other than for the benefit of us or any Group company. All such records (and any copies of them) shall belong to us or the relevant Group company and shall be handed over to the Chief Executive by you on the termination of your employment or at any time during the employment at the request of the Board.

h Nothing in this clause shall prevent you from making a disclosure pursuant to the Public Interest Disclosure Act 1998 provided that you make such disclosure in the appropriate way to the appropriate person having regard to the provisions of that Act and you have first fully complied with our procedures relating to such disclosures (or those of any Group company as relevant).

22 Intellectual property

In this clause "Intellectual Property" means any concept, discovery, invention, process, procedure, development or improvement in process or procedure; data, design, formula, model, plans, drawings, documentation, database, computer program or software (including related preparatory and design materials) whether registrable or not and whether or not copyright or design rights subsist in it; idea, method, information or know-how, and in the case of any of the above which is made, discovered, created or generated by you whether alone or with others and whether or not in the course of your employment which relates to or affects the Group's business or which is capable of being used or adapted for use in connection with the Group.

a Without prejudice to the provisions of the Patents Act 1977, the Copyright Designs and Patents Act 1988 and any other applicable legislation you must immediately disclose to us full details of any Intellectual Property and if the rights in the Intellectual Property belong to us or are capable of doing so, you will act as trustee for us in relation to them, and if requested by the Board whether during your employment or after its termination you will at our expense do everything necessary (including executing documents) to:

i) protect all current and future rights in the Intellectual Property (by applying for letters patent or other appropriate form of protection) in the United Kingdom or any other part of the world;

ii) vest, transfer or assign such protection or right as the case may be to us or our nominee with full title guarantee and the right to sue for past infringement and recover damages; and

iii) provide all reasonable assistance as we may require to obtain, maintain or enforce rights to the Intellectual Property;

b You hereby irrevocably and unconditionally waive in favour of us the moral rights conferred on you by the Copyright Designs and Patents Act 1988 in respect of any Intellectual Property right in which the copyright is vested in us under this clause or otherwise and you hereby irrevocably authorise us to appoint a person to execute any documents and to do everything necessary to effect you obligations under this clause on your behalf.

Part four – Ending your contract

23 Ending your employment

a Either you or we may end your employment by giving the period of notice in writing set out in the schedule.

b We can dismiss you without notice if you:

i) commit any act of gross misconduct; or

ii) repeat or continue any other serious breach of your obligations under this contract after being given a written warning of termination in the event that such a breach was repeated or continued ; or

iii) are guilty of any conduct which in the reasonable opinion of the Board brings or is likely to bring you or the Group into disrepute; or

iv) are convicted of any criminal offence which in the reasonable opinion of the Board affects your position under this contract; or

v) commit any act of dishonesty whether relating to any Group company, employee or otherwise; or

vi) become bankrupt or make any arrangement or composition with your creditors generally; or

vii) in the reasonable opinion of the Board become incompetent to perform your duties by reason of mental health; or

viii) become prohibited by law from being a director of a company or if you cease to be a director of Group company without the consent or concurrence of the Board; or

ix) corruptly give or accept or agree to give or accept a gift or payment as a reward for doing or not doing any act to do with our business ; or

x) you are away from work because of illness or injury for 260 working days or more in any eighteen-month period provided that such dismissal does not prejudice your right to receive benefits under any permanent health insurance scheme in place from time to time.

24 Garden Leave

a During any period of notice given by us to you or by you to us or if you seek to or indicate an intention to resign as a director of us or any Group company or to terminate your employment without notice, provided that you continue to be paid and enjoy your full contractual benefits until your employment terminates in accordance with the terms of this agreement, the Board may in its absolute discretion without breaking the terms of this agreement or giving rise to any claim against us or any Group company for all or part of the notice period required under the Schedule up to a maximum of 6 months;

i) exclude you from our premises and those of any Group company;

ii) require you to carry out specified duties (consistent with your status, role and experience) for us and any Group company or to carry out no duties;

iii) suspend your authority to act on our behalf or on behalf of any Group company

iv) announce to employees, suppliers and customers that you have been given notice of termination or have resigned (as the case may be);

v) instruct you not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of us or any Group company until your employment has terminated;

vi) appoint another person or persons to take on your job title and role without any requirement for consent from you;

vii) require you to resign from all offices with us or any Group company forthwith upon request from the Board;

viii) require you to deliver up to us all property belonging to us or any Group company in accordance with clause 25

b For the avoidance of doubt, your duties and obligations under this contract continue to apply during any period of exclusion pursuant to this clause. During any period of garden leave we may require you to take any untaken holiday entitlement accrued or likely to accrue up to the termination date during the period of garden leave.

25 Delivery of Documents and Property

On termination of your employment for any reason (or earlier if requested) you will immediately deliver up to us or the relevant Group company all property (including but not limited to documents and software, credit cards, mobile telephone, computer equipment, facsimile machine, keys and security passes) belonging to us or any Group company in your possession or under your control. Documents and software include (but are not limited to) correspondence, diaries, address books, databases, files, reports, minutes, plans, records, documentation or any other medium for storing information. Your obligations under this clause include the return of all copies, drafts, reproductions, notes, extracts or summaries (however stored or made) of all documents and software, and all documents referred to at clause 21g above.

26 Directorship

a During the period of your employment you will be a director of the Company. Without prejudice to the other terms of this contract you are required to resign as a director of us and any Group company and from all other offices and trusteeships with us or any Group company or any other organisation with which you have had dealings as a consequence of your employment with us or any Group company, without any claim for compensation:

- within seven days from the end of your employment with us for whatever reason or
- if we ask, at any time during any period of notice.

If you do not comply with a request to resign under this clause, you agree that the Company Secretary has authority to effect your resignation on your behalf.

b The termination by the Company of any office of director held by you in the Company (including failure to be re-elected to the office following retirement by rotation) shall automatically terminate your employment, but if the termination of the office is without your consent, concurrence or complicity then such termination shall amount to a breach of this agreement and shall be without prejudice to your right to claim damages in respect of the termination of your employment.

27 Paying your final salary

a Any final salary due to you on termination of this contract will not be due for payment unless all items referred to within clauses 21g and 25 above have been returned to us and where relevant they are in a satisfactory condition.

Part five – Restrictions

28 Restrictions

a Following the end of your employment for a period of 6 months (less any period spent on garden leave in accordance with clause 24 above), unless we agree in writing:

- You cannot be employed, involved or interested in any business in competition with us or any Group company in any area for which you had direct management responsibilities or had direct dealings in the course of your employment during the 12 months immediately before the end of your employment. Business includes any business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with goods or services we or any Group company distribute, sell or supply.
- You cannot, in competition with us or any Group company, try to get business from or deal with any firm, person or company you had contact with during the 12 months immediately before your employment ended who was a customer or supplier of us or any Group company.
- You must not try to encourage away from us or the Group any person who works for it who has confidential or sensitive information about the Group's business.

b If any of the obligations under this clause cannot be enforced it will not affect any of the other clauses in this contract.

c The obligations of clause 28a apply equally during your employment.

d You agree that you will not at any time:

- Carry out any trade or business or be associated with any company engaged in any trade or business using any brand names as long as those names are connected with the Group; or
- After your employment ends, represent or claim you are associated with any company or division within the Group.

e Each of the restrictions in this clause 28 is considered by the parties to be reasonable in all the circumstances but if any restriction shall be held by any Court to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of us and Group companies, the said restriction shall apply with such modifications as may be necessary to render it valid and effective.

f We reserve the right to update any of the clauses in this clause 28 when circumstances dictate to reflect the changing nature of the business and protectable interests of the Group.

Part six - Grievance and Disciplinary procedure

29 Grievance and discipline

a If you have a grievance relating to your employment you should refer it to the Chairman.

b If we take disciplinary action against you, we will tell you at the relevant time the procedure to be followed and in particular to whom you should address any appeal.

30 Suspension

We may suspend you on full pay while we investigate a disciplinary matter. You must co-operate in any investigation and give us any help we ask for.

Part seven - Miscellaneous

31 Data Protection

We will treat your personal data confidentially and will not give it to third parties unless we have to for purposes connected with your employment or you have given your consent.

You agree to our processing personal data about you for purposes connected with your employment and to inform you of goods and services from businesses within, or promoted by, our Group of companies. In addition you expressly agree to us processing sensitive personal data concerning your racial or ethnic origin, political opinions, religious or other beliefs, trade union membership, health, sex and criminal offences, where this is relevant for purposes connected with your employment, is otherwise permitted by law, or you have given your consent.

You agree that we may record your telephone conversations from and to our property or that of any Group company and may also review any emails that you send or receive at your workplace or using our property or that of any Group company, for the purposes of audit, staff training and evaluation or other legitimate purposes.

You understand that the authority given to you to access the Group's computers or other electronic systems, and to use and disclose personal data contained in them, is limited to that which is permitted under data protection laws and our other relevant policies published from time to time.

32 Deductions

We are permitted under this contract to make deductions at any time from any monies due to you (including basic pay, bonus, sick pay, holiday pay or any other sums) in respect of any amounts owed by you to us or any Group company.

33 Reconstruction and Amalgamation

Without prejudice to the termination provision of this contract generally if your employment is terminated at any time in connection with any reconstruction or amalgamation of us or any Group company whether by winding up or otherwise and you receive an offer of employment on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this agreement from an undertaking involved in or resulting from such reconstruction or amalgamation you shall have no claim whatsoever against us or any such undertaking arising out of or connected with such termination.

34 Entire Agreement

a You agree with us that this contract constitutes the entire and only agreement between you and any Group company regarding your employment and that neither you nor any Group company has been induced to enter into this contract upon, nor has any party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this contract and, to the extent that any of them has been, we (acting in this respect also for all Group companies) and you unconditionally and irrevocably waive any claims, rights or remedies which any of them might otherwise have had.

b Nothing in clause 34a shall exclude any liability or any rights that you, us or any Group company may have in respect of any statements made fraudulently prior to the execution of this contract or any rights existing in respect of fraudulent concealment by you or us or any Group company.

35 Collective Agreement

There is no collective agreement applicable to your employment.

36 Construction

a The headings in this contract are inserted for convenience only.

b Any reference to any statutory provision shall be construed as a reference to any

statutory modification or re-enactment of the provision for the time being in force (whether before or after the date of this contract).

c No modification, variation or amendment to this contract shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of both parties.

d Any notice required under this contract shall be given in writing.

Schedule

Start date

This contract begins on 1 July 2006.

The start date for calculating your continuous employment is 1 July 2006.

Place of work

Your main place of work will be Dawson House, Warrington.

Who you will report to

You will report to the Chief Executive.

Basic salary

Your salary at the start of this contract will be £400,000 a year. Your next review will be in September 2007.

Incentive arrangements

(i) Annual bonus plan

You will be entitled to participate in an annual bonus plan. This will provide for the ability to earn an annual bonus of up to 75% of your basic earnings in the financial year 2006/2007. We will give you details of how the annual bonus plan works which you will also be able to access on our intranet. The level of payment will normally be based on achieving corporate targets and/or personal objectives.

Your first participation in the annual bonus plan relating to this appointment will be for the 2006/07 financial year.

You will be able to participate in an annual bonus plan in subsequent years. We will tell you the measures and targets on which the plan is based from year to year. We may

change how the scheme works. If we do we will tell you.

We do not count the value of awards made under this plan when we work out our or your regular pension contributions.

(ii) Performance share plan

You will also be entitled to participate in the Group's performance share plan from year to year. This provides for discretionary awards. They are normally in the form of an option over company shares to the value of a percentage of your salary on the date of the award. The number of shares you will receive will depend on the extent to which the performance conditions attached to the award have been satisfied. This is normally measured over a three year period beginning at the start of the financial year in which we make the award to you. You will not have to pay anything to receive your shares.

Your first award will be for the 2006/07 financial year and be worth 80% of your salary at the date of grant. The extent to which the award vests will depend upon performance over the three financial years ending 31 March 2009. We will tell you the amount and the performance conditions for the vesting of future awards at the time they are awarded.

We will give you a copy of the rules and a guide to the operation of the plan when you are granted your award. We may change how the scheme works in relation to future awards. If we do, we will tell you.

We do not count the value of awards made under this plan when we work out our or your regular pension contributions.

(iii) Share matching plan

We intend to introduce a share matching plan, subject to obtaining the appropriate approvals, including that of shareholders at the 2006 AGM.

You will be included in the plan, the basic outline of which is that 20% of your annual bonus actually payable will be converted automatically into shares. These "deemed investment shares" will be matched by the company on the basis of two matching shares for every one deemed investment share. The number of matching shares to which you

will become entitled will depend on the extent to which corporate performance targets are met over the following 3 years. It is intended that the usual "good leaver" provisions will apply to the matching shares; the deemed investment shares will not be subject to performance conditions or forfeiture.

There will be a facility for you to increase voluntarily the number of deemed investment shares from 20% up to a total value of 50% of bonus payable. The additional deemed investment shares will be matched on a one for one basis. The vesting of these further matching shares will be subject to the same conditions as for the original matching shares.

It is intended that the first awards under this plan will apply to the outcome of the 2006/07 annual bonus. We will give you full details and a copy of the rules when they have been formulated and approved.

(iv) Matched investment arrangement

We will put in place a matched investment arrangement.

When you join us, you will invest in United Utilities shares to the value of £250,000 at the start of this contract. We will match this investment on a 1 for 1 basis. After 5 years, the matched shares will transfer to you provided (a) you have maintained throughout the 5 years a shareholding of at least the number of shares bought initially and (b) you have been employed by UU for the whole of the period. The number of matched shares to transfer to you will be increased by the notional reinvestment of dividends payable on the matched shares in the 5 year period.

Special arrangements will apply for the transfer of matched shares in the event of:

(a) within the first 3 years, a change of control or your leaving because of ill health and

(b) during years 4 and 5, a change of control or your leaving because of ill health or dismissal without cause (i.e. dismissal by us for any reason other than those referred to at clause 23 of this agreement)

so that a pro-rata number of shares and the notional reinvestment of dividends payable during the relevant period will be transferred to you relating to the proportion of the 5 year period that you work. "Change of control" for these purposes will include (1) the Company becoming a subsidiary within the meaning of Section 736 Companies Act 1985 of any other company; or (2) over half the business, assets or undertakings (by revenue) of the Company becoming owned by any person, firm or company other than a company currently within the Group.

Retirement age

You will retire when you are 65 years of age unless we agree that you may continue to work after your 65th birthday.

Pension Scheme

We will include you in the United Utilities Pension Scheme – Defined Contribution section (the Pension Scheme) from the date you join us, unless you tell us that you do not want to join. The scheme is explained in the enclosed Member's Guide. You can pay a regular contribution of between 3% and 7% of your pensionable earnings to your pension fund. Your pensionable earnings are the basic pay you earn each year. If you pay 7%, we will pay a further 25%. However, if you pay a lower regular contribution rate, we will match it on a two for one basis. Your contributions will be taken from your pay each month.

Whether or not you join the Pension Scheme you will not be contracted-out of the State Second Pension Scheme and you will pay the full rate of National Insurance Contributions.

Company car

We will provide you with a company car. We will agree with you an appropriate vehicle. We will cover the costs of its maintenance, tax and your insurance. You may instead choose to have a cash payment which is currently £14,000 a year. If you decide to take the cash payment, we will pay to you one twelfth of the yearly amount each month with your salary. The payment is taxable. We do not count the value of awards made under this plan when we work out our or your regular pension contributions.

We will provide fuel for business and private mileage whether you chose to take the company car or the cash alternative. The fuel you use for private mileage is a taxable benefit. If you choose to receive the cash alternative, the car fuel benefit charge, based on carbon dioxide emissions, does not apply. The tax payable for your private fuel will be assessed on the actual value of the fuel used for private journeys.

Telephone charges and equipment

We will provide and pay the costs associated with a business telephone and fax line and modem equipment installed in your home.

We will provide a mobile telephone for your business use and will pay for all rental and call charges.

Relocation

It will be necessary for you to relocate in taking up this appointment. We will repay costs reasonably incurred by you in moving home up to a maximum of £100,000 in accordance with our policy on relocation. This amount excludes the cost of grossing up reimbursements to account for tax payable.

Notice

The period of notice we will give you to end this contract is 12 months.

The period of notice you must give us to end this contract is 6 months.

This contract has been signed on ....

Signed as a deed)

by the company)

....

Director

....

Director or Secretary

Signed as a deed)

by) ....

Name ....

in the presence of the following

Witness's signature ....

Name ....

Address...

....

....

....

Management and Professional group - Band A1

Schedule to service contract – Charles Cornish

Start date

This contract begins on a date to be agreed.

The start date for calculating your continuous employment will be the date this contract begins.

Place of work

Your main place of work will be Dawson House, Warrington.

Who you will report to

You will report to the Chief Executive.

Basic salary

Your salary at the start of this contract will be £235,000 a year. We will also pay you a salary supplement of £18,500 a year. This supplement will not be included in your pay when we calculate your pension.

Incentive arrangements

(i) Annual bonus plan

Each year we may include you in the annual bonus plan but we do not have to. If we do, we may pay you up to 60% of your basic salary. The level of payment may be based on achieving performance targets and personal objectives. We may pay you a bonus if you work for less than one year but for at least three months. If we do it will be based on the period you worked.

If this contract begins on or before 5 January 2004, your first bonus payment will be for 2003/04 and will be made in June 2004, if we achieve the targets. If this contract begins after 5 January 2004, your first bonus award will be for the 2004/05 financial year.

We may change how the bonus scheme works. If we do we will tell you.

We do not count the value of awards made under this plan when we calculate your pension.

(ii) Performance share plan

Each year, at our discretion, we may also invite you to participate in the group's performance share plan. There is an award each year which currently is in the form of an option over a number of shares to the value of a percentage of your salary, based the market value of a share on the date of the award. The actual number of shares over which an option may be exercised is

determined by United Utilities' performance, measured over a three year period beginning at the start of the financial year in which the award of options was made. Options may be exercised after the end of the performance period once our performance is known.

Special rules apply when you first join the plan and when you leave it.

If this contract begins on or before 5 January 2004, your first award under this plan will be for the 2003/04 financial year. We will recommend to the plan's trustee that the maximum value of your award for this year is 80% of your salary. The extent to which the award vests will depend upon our performance over the three financial years ending 31 March 2006. If this contract begins after 5 January 2004, your first award will be for the 2004/05 financial year.

We will give you a copy of the rules and a guide to the operation of the plan after you have started work with us.

We do not count the value of awards made under this plan when we calculate your pension.

Retirement age

You will retire when you are 65 years of age unless we agree that you may continue to work after your 65th birthday.

Pension Scheme

You can join the Company's Pension Scheme, subject to the provisions of the Scheme from time to time in force.

A summary of the Scheme's provisions and an application form are attached. Please write to the Group Pensions Manager if you would like comprehensive details of the Scheme, a copy of the trust deed and rules. We will send you a Pension Scheme Handbook if you join the Scheme.

We will assume you wish to join the Scheme unless you tell us that you do not. If you do wish to join, you must complete the application form and return it to the Group Pensions Manager, preferably before you start work with us, telling us your preferred level of contribution and chosen investment options. If we do not receive your completed form before you start work with us, we will deduct pension scheme contributions at the rate of 3% from your basic salary. The amount will be invested in the BGI Deposit Fund. If we do not receive a completed application form within 1 month of your first contribution, any contributions you have paid will be automatically refunded to you with interest and you will cease to be a member of the Pension Scheme.

As a member of the Scheme, you will be contracted-in to SERPS and will pay National Insurance contributions at the contracted-in rate.

If you do not wish to join the Pension Scheme, you should tell the Group Pensions Manager immediately to ensure that no contributions are deducted when you begin work with us.

Company car allowance

We will pay you a cash allowance of £14,000 per year. We will pay you one twelfth of the yearly amount each month. The payment is taxable. We do not count it when working out your pension.

We will provide fuel for business and private mileage. The fuel you use for private mileage is a taxable benefit. As we are not providing you with a company car, the Inland Revenue's car fuel benefit charge, based on carbon dioxide emissions, does not apply. The tax payable for your private fuel will be assessed on the actual value of the fuel used for private journeys.

Telephone charges, communications and computer equipment

We will provide and pay the costs associated with a business telephone and fax line and modem equipment installed in your home.

We will provide a mobile telephone for your use.

We will provide a lap top computer, (including base unit and external monitor) and a combined fax, printer, scanner and photocopier.

Relocation

We consider your present home is not within reasonable daily travelling distance and time from Warrington. We will pay reasonable expenses to move you. These may include removal expenses, legal expenses, estate agent's fees, a disturbance allowance of up to £8,000 and the reasonable cost of temporary accommodation or a bridging loan. We may also offer you the use of a specialist relocation agent to tell you about the area. We will agree with the agent how much we will pay them.

We will pay any tax you may be charged on the expenses we pay you.

You must move within one year of starting to work with us. However, in special circumstances, we may agree to vary this time limit.

If you leave us within two years of appointment we reserve the right to reclaim some or all of the monies paid to you for your relocation.

Notice

The period of notice we will give you to end this contract is 12 months.

The period of notice you must give us to end this contract is 12 months.


United Utilities PLC
Service Contract

Date of Contract:

Employee: Charles Cornish

Address: 14 Hazel Grove
Kingwood
Henley on Thames
Oxon
RG9 5NH

Job Title: Managing Director, United Utilities Service Delivery

Company: United Utilities PLC (we,us)

Address: Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW

Part one - General information

1 The contract

This contract sets out the terms of your employment with us. By signing this contract you agree to keep to these terms. The contract will be interpreted and governed by English law.

2 Job description

a We are a member of the United Utilities group of companies. In this contract and schedule, group means United Utilities PLC and any company of which United Utilities PLC holds more than 20% of the share capital as defined by Section 744 of the Companies Act 1985.

b You are employed to do the job described in the job title above. However we may ask you to do other work or carry out work for another company within the group

either on a temporary or a permanent basis.

c The name or office of the person you report to each day when you start work under this contract is shown in the schedule. Our reporting structures may change but you will be responsible to our board of directors (**the board**).

d You must keep to all rules, procedures, practices and guidelines we approve.

3 Start date of your contract

The start date of this contract and the date your continuous employment starts with us are shown in the schedule.

4 Place of work

a Your main place of work is shown in the schedule. You must live within reasonable daily travelling distance and time from your main place of work.

b We may ask you to work outside the United Kingdom on a temporary basis for periods of up to 12 months. If we send you overseas we will continue to pay you in pounds sterling and we will give you any allowances we think are necessary.

c You must agree to travel to allow you to do your work. We will pay any reasonable expenses involved.

d We may ask you to work anywhere in the United Kingdom. If your place of work is permanently changed to a place which is too far to travel to, we may agree to pay reasonable expenses to move you. These expenses may include removal expenses, legal expenses, estate agent's fees, a disturbance allowance of up to £5,000, the reasonable cost of temporary accommodation or interest charges on a bridging loan. If we ask you to move we will try to take your wishes into account.

5 Hours

We cannot give you fixed hours of work due to your responsibilities and duties. You must work any hours we feel are necessary to allow you to fulfil your duties under this contract. You are exempt from the Working Time Regulations 1998 provisions relating to the maximum weekly working time.

Part 2 - Benefits

6 Pay

a We will pay you the salary shown in the schedule. We will pay your salary directly into your bank account on or about the 15th day of each month. This amount will cover part of the month just passed and part of the month to come.

b You will not be entitled to extra pay for any overtime.

c We will review your salary and benefits each year on 1 July. Each review will take account of changes in the cost of living, how we are doing and your contribution to that performance. We may increase your salary following a review but we do not have to.

d The pay package shown in the schedule will add up from day to day and will include any fees which you may be entitled to as a director of the company or any other company in the group.

7 Incentive arrangements

Each year, at our discretion, we may invite you to take part in our incentive arrangements. Participation in any incentive plan and the terms of your participation are not part of your employment contract. If we invite you to participate in any one year, it does not mean you are entitled to participate in future years. We may amend, replace or withdraw incentive arrangements at any time but we will tell you if we do so. Details of the awards you may receive are shown in the schedule.

8 Car allowance/Company car

We will pay you an allowance instead of providing you with a company car. The amount is shown in the schedule. We do not count this allowance when we calculate your pension. We may choose to provide you with a car. If we do, we will send you a list of the type of car you can have. You may use the car for private journeys.

9 Expenses

We will pay you any travelling, hotel, entertainment and out-of-pocket expenses you have had to pay to carry out your duties, provided we think they are reasonable. You must provide, where available, receipts or other evidence we ask for.

10 Holidays and holiday pay

a Unless we say otherwise in the schedule:

- your yearly entitlement is 26 days
- at the start of each holiday year, your entitlement will increase by one day for each completed holiday year you have worked for us until, after 4 completed holiday years, you have a yearly entitlement of 30 days.
- the holiday year runs from 1 April to the following 31 March.

b Your entitlement to holidays adds up at the beginning of each holiday year except in the holiday year in which your employment with us begins or ends. In this case, your entitlement to holidays adds up at 1/12 of your yearly entitlement for each complete month of service you carry out.

c In each holiday year you will be entitled to all statutory or public holidays with pay. If we ask you to work on statutory or public holidays we will give you other days off instead.

d You can carry forward up to five days holiday from one year as long as you take these within 2 months of the end of the previous holiday year. You must take all other holidays during the holiday year and may not carry them forward to the following holiday year.

e We must approve all holidays. If we give you extra holidays in any one holiday year, it does not mean you are entitled to them in future years.

f If we end your employment for any reason part way through a holiday year you will receive payment for days of holiday due to you but which you have not taken yet. If you have taken holidays before you are actually entitled to them you must repay us the cost of those days. We may take this amount from any amounts we owe you.

11 Sickness, injury and medical examinations

a If you cannot carry out your duties under this contract because you are ill or injured, you will be eligible to receive sick pay from us. Your eligibility is related to your period of continuous service. In any 12-month period you will receive up to the following payments:-

Continuous service	Full basic pay (months)	Half basic pay (months)
Up to four months	1	0
four months to one year	1	2
one year to two years	2	2
two years to three years	3	3
three years to four years	4	4
four years to five years	5	5
five years and over	6	6

If you have received any sick pay in the 12 months immediately before a period you are off through illness, we will reduce your eligibility for further sick pay by the amount of sick pay you will already have received in the last 12 months.

b When you have used up all of your eligibility, we will not pay any further sick pay (other than any entitlement you may still have to statutory sick pay) until you return to work.

c We will take the amount of statutory benefits which you are entitled to under the statutory sick pay scheme from any sick pay we pay you.

d We use the five qualifying days of Monday to Friday when we work out payments under the statutory sick pay scheme.

e We may ask you to have a medical examination at any time. We will pay the cost of the examination and will choose the doctor concerned who will send a written report to our occupational health adviser. If we ask you and you refuse to have a medical examination when we are paying you sick pay, we may not pay any further sick pay.

12 Health screening

We will give you the opportunity to have regular medical screening (usually every two years) at our expense. You will receive a report from the doctor.

13 Private health cover

We will include you, your spouse and children, free of charge, in our private health scheme unless you tell us within one month of receiving this contract that you do not want to be included. The scheme is a taxable benefit under Inland Revenue regulations.

14 Retirement age and pension

Details of your retirement age and our pension scheme are given in the schedule.

15 Cover against risk of death or injury

You are covered, free of charge, by our personal accident insurance scheme. The benefits include a payment of up to five times your salary if you die or become seriously disabled. This will depend on the terms and conditions of the scheme, which may change, and is on top of any benefit provided under your pension arrangements.

16 Directors' and officers' liability insurance

We will provide directors' and officers' liability insurance to cover you against any liability which you have in defending any civil or criminal proceedings.

17 Professional institutions and societies

We will repay the cost of any professional subscription you may pay to an institution or society we agree is relevant to your employment as long as you provide evidence we ask for.

18 Telephone charges, communications and computer equipment

We will pay some costs and provide you with equipment as detailed in the schedule.

Part three - your obligations as an employee

19 Competition and shareholdings

a You must spend all of your time and attention during working hours on our business. You must not be involved in any way with any other person firm or company whatever its trade or business unless you get our written permission. This means that you must not own shares or make investments in companies or partnerships or work for or offer advice or help to another business. However you may hold investment-only shares, debentures or other securities in a company whose capital is traded on a recognised stock exchange. You can only do this if your interest, together with that of your spouse and your children is not more than 5% of the issued value of the class of shares and so on in question.

b You may receive or have unpublished price-sensitive information about us or the group. Under Part V of the Criminal Justice Act 1993 it is a crime to deal in securities while you have price-sensitive information. To protect you and us the group has adopted the London Stock Exchange Model Code for directors' dealings and you must keep to the terms of the code whether or not you are a director of the company. You may get a copy of the code from the Company Secretary's office.

20 Confidentiality

a You must not give anyone or use at any time any trade secret or confidential information, unless you have to do this as part of your job. We have defined confidential information in para 20c below. This applies during your employment and after the end of your employment with us.

b You must not make any comment about the group or about your job to any reporter or other representative of any radio or television station or any newspaper, unless you have to do this when carrying out your duties.

c Confidential information is information which you learn during your employment about the activities of the group anywhere in the world, which you could not have got elsewhere and which the group has not published.

d All records (including records stored in any electronically-readable form), drawings and documents and copies of records, drawings and documents relating to our activities or the activities of the group are the property of the group. You must keep them safe and must give them to us immediately if we ask. You must return all the records, drawings and documents and all the copies you have to us if you leave the Company.

21 Intellectual property

a In this clause the following terms will have the following meaning:

- Intellectual property means patents, trade marks, service marks, rights (whether registered or unregistered) in any designs, trade or business names, copyright work and designs and know how and any other rights of a similar nature together with applications for and the right to apply for any of these.

- Invention means any improvement, invention or discovery.

- Company invention means any invention made by you which is our property.

b You must protect and promote our interests relating to intellectual property taking account of particular policy statements the group issues.

c If at any time while you are employed under this contract you make or discover or take part in making or discovering any invention relating to our business you must immediately give us full details so we can decide whether or not it is a company invention. We call details that you must tell us about "development information".

d If the invention is a company invention:

- It will be our property and we may deal with it and the development information in any way we choose; and

- We can ask you to give us any information, data, drawings and help we need to use the invention to the best advantage.

e If you make or discover or take part in making or discovering any invention while you are employed under this contract and this is not a company invention we will have the right to receive your rights in the invention within three months after you have told us about it. Fair and reasonable terms will be agreed or settled by an arbitrator.

f You must agree to the following:

- You must promptly give us all work and designs you or others think of, develop or make. You must hold them in trust for us until we have all rights to them. This does not apply to any work or designs you think of, develop or make outside your normal working hours.

- You must transfer to us all copyright, design right and other rights (if any) for all work and designs you think of, develop or make while you are employed by us. This does not apply to work or designs you think of, develop or make outside your normal working hours if they are not connected with your job.

The conditions of the Patents Act 1977 also apply to inventions and our rights under the Copyright Designs and Patents Act 1988.

g You must also do everything possible to:

- Give us all the rights to all intellectual property in any company invention, the development information and any work;

- Apply for, get and maintain all patents, copyright, design rights, registered designs, trade marks or other protection for any company invention and the work in parts of the world we specify;

- Resist any objection or opposition to getting any petitions or applications for revocation of any such rights and protection referred to in this clause; and

- Bring any legal action affecting the rights and protection referred to in this clause.

h You will not use your rights to any work or company invention against us.

i You must appoint us as your attorney to do anything and generally to use your name for the purpose of giving us the full benefit of the conditions of this paragraph 21. A written certificate signed by any director or the secretary of the company will be proof that we may act as your attorney.

j Rights and obligations relating to inventions under this paragraph will continue after your employment ends.

k Nothing in this clause will affect our or your rights under Sections 39 to 43 of the Patents Act 1977.

Part four – Ending your contract

22 Ending your employment

a Either you or we may end your employment by giving the period of notice in writing set out in the schedule.

b We can dismiss you without notice if you seriously break your obligations to us. The following list gives some examples of serious breaks:

- Dishonesty.
- Corruptly giving or accepting or agreeing to give or accept a gift or payment as a reward for doing or not doing any act to do with the business.
- If you neglect your duties under this contract.

c We may also dismiss you immediately by notice in writing if:

- in our reasonable opinion, you do not do your work competently; or
- you are away from work because of illness or injury for 260 working days or more in any eighteen-month period; or
- you are prevented by law from being a Director; or
- you cannot work because of a mental disorder; or
- you become bankrupt or make any arrangement with people you owe money to.

23 Garden Leave

During any period of notice given by us to you or by you to us, we may:

- require you not to do work for us
- require you not to attend our offices; and
- suspend your authority to act on behalf of us

without otherwise affecting your duties to us under this contract and without affecting your entitlement to receive the pay and benefits due to you under this contract.

24 Suspension

We may suspend you while we investigate a disciplinary matter. You must co-operate in any investigation and give us any help we ask for.

25 Resigning as a director

You must agree that you will resign as a director:

- Within seven days from the end of your employment with us for whatever reason or
- If we ask at any time during any period of notice.

If you do not do this, the Company Secretary will give your resignation on your behalf.

26 Returning your company car

If you have a company car when your employment ends you must deliver it back to us.

27 Paying your final salary

a We will pay you any amounts we owe when we receive the items listed below if we end your employment:

- A company vehicle;
- Any of the records referred to in paragraph 20d above; or
- Any of our other property such as a mobile telephone and company computer.

You must return all these items in a satisfactory condition.

b. We can take any amounts you owe us for the following from any amounts we owe you if we end your employment:

- Any amount we give you in advance or overpayment of salary, commission or expenses or for any loan of any kind we make to you.
- Any amount you owe us for a company car upgrade or accessories.
- Any loss we have suffered due to fraud, other dishonesty or your neglect.

Part five - Restrictions

28 Restrictions

a Following the end of your employment for a period equal to the number of months' notice we must give you to end your employment, you must not do the following unless you have our written permission.

- You cannot be employed, involved or interested in any business in competition with the group in any area for which you had direct management responsibilities or had direct dealings in the course of your employment during the 12 months immediately before the end of your employment. Business includes any business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with goods or services we distribute, sell or supply.

- You cannot be in competition with the group, try to get business from or deal with any firm, person or company who during the 12 months immediately before your employment ended was a customer or supplier of the group you had contact with.

- You must not try to encourage away from the group any person who works for the group who has confidential or sensitive information about our business.

b If any of the obligations under this clause cannot be enforced it will not affect any of the other clauses in this agreement.

c The obligations of clause 28a apply equally during your employment.

d. You must agree that you will not at any time:

- Carry out any trade or business or be associated with any company engaged in any trade or business using any brand names as long as those names are connected with us; or

- After your employment ends, represent or claim you are associated with any company or division within the group.

e If these clauses are judged to be unreasonable we may amend them and they will still be valid.

Part six - Procedures and policies

29 Grievance procedure

If you have a grievance relating to your employment you should refer it to the Chief Executive, whose decision will be final.

30 No smoking policy

We aim to provide a smoke-free environment for all our employees. You must not smoke at any time while on our premises.

This agreement has been signed on

……19.11.03……

Signed as a deed)

by the company)

……………………

Director

……………………

~~Director~~ or Secretary

Signed as a deed)

by) ……Charles T. Cornish……

Name ……CHARLES T. CORNISH……

in the presence of the following

Witness's signature ……AJ Steadman……

Name ……A J STEADMAN……

Address ……18 HAZEL GROVE……

……KINGWOOD……

……HENLEY RG9 5NH……

……………………

United Utilities Group Plc
12g3-2(b) Application Documents

9. The material contracts referred to in section 15 of Part X of the Prospectus

DATED 13 JANUARY 2007

UNITED UTILITIES PLC

and

VTX BIDCO LIMITED

Agreement relating to
the sale and purchase of
shares in
VERTEX DATA SCIENCE LIMITED

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(PWHB/DJW)

CONTENTS

SCHEDULES

THIS AGREEMENT is made 13 January 2007

BETWEEN:

1. **UNITED UTILITIES PLC** of Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW (registered in England No. 02366616) (the "**Seller**");

AND

2. **VTX BIDCO LIMITED** of the Seventh Floor, 90 High Holborn, London WC1V 6XX (registered in England No. 6048945) (the "**Purchaser**").

WHEREAS:

(A) The Seller is the legal and beneficial owner of the Shares (as defined in this agreement).

(B) The Seller has agreed to sell and the Purchaser has agreed to purchase and pay for the Shares (as defined in this agreement) in each case on the terms set out in this agreement.

(C) Particulars of each member of the Group (as defined in this agreement) are set out in Schedule 4 (Basic information about the Company) and Schedule 5 (Basic information about the Subsidiaries).

NOW IT IS HEREBY AGREED as follows:

1. Interpretation

1.1 In this agreement and the Schedules to it:

"1st Software"	means 1st Software Group Limited, a company registered in England with number 5455415;
"1st Software Purchase Agreement"	means the agreement entered into between the Seller and the Company on 22 November 2006 in relation to the purchase of shares in 1st Software by the Company;
"1993 Act"	means the Pension Schemes Act 1993;
"Accounts"	means the consolidated profit and loss account, balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliations of movements in shareholders' funds, reconciliation of net cash flow to movements in net funds and related notes of the Company prepared in accordance with the Companies Act 1985, for the accounting reference period ended on the Accounts Date, and audited by Deloitte & Touche LLP;

"Accounts Date"	means 31 March, 2006;
"Additional Consideration"	has the meaning it is given in clause 3.2;
"A Shares"	means all the issued A ordinary shares with a par value of £50/71 in the capital of the Company;
"Assurance"	means any assurance, covenant, agreement, undertaking, security, guarantee, indemnity or other commitment given or undertaken direct or contingent by or binding upon the Seller or any other member of the Retained Group in respect of any obligation or liability of any member of the Group or, for the purposes of clauses 12.6 and 12.7, means any assurance, covenant, agreement, undertaking, security, guarantee, indemnity or other commitment given or undertaken direct or contingent by or binding upon the Company or any member of the Group in respect of any obligation or liability of any member of the Retained Group;
"Bank Account"	means the Seller's bank account with IBAN reference number GB51 LOYD 3000 0201 3195 96;
"Books and Records"	means all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records (excluding software) proprietary to any member of the Group (or, for the purposes of clause 16.4, 16.5 or 16.6 the Retained Group);
"Business"	means the provision of business process outsourcing services as carried on by the Group at the Completion Date;
"Business Day"	means a day (other than a Saturday or a Sunday or a public holiday) on which banks are open for business in London;
"Business Properties"	means the Properties owned by the Group short particulars of which are set out in Schedule 6 (Business Properties);
"Companies Act"	means the Companies Act 1985 (as amended);
"Company or VDSL"	means Vertex Data Science Limited, basic information concerning which is set out in Schedule 4 (Basic information about the Company);
"Company Payables"	means £100,000,000 plus the Group Loan plus the Working Capital Loan Interest;

"Competing Business"	means any business carried on in a manner which competes with the Business, other than any Retained Businesses;
"Completion"	means completion of the sale and purchase of the Shares under this agreement;
"Completion Date"	has the meaning it is given in clause 5.1;
"Condition"	has the meaning it is given in clause 4.1;
"Consideration"	means the Purchase Price and, if applicable, any Additional Consideration;
"Data Room"	means the electronic data room, the index for which is annexed to the Disclosure Letter, made available to the Purchaser by the Seller prior to the date of this Agreement containing information relating to the business carried on by the Company and the other members of the Group;
"Disclosure Letter"	means the letter dated the date of this agreement written by the Seller to the Purchaser for the purposes of sub-clause 14.2 (Purchaser's remedies and Seller's limitations on liability) and delivered to the Purchaser's Solicitors before the execution of this agreement;
"Employee"	means an employee of any member of the Group;
"FM Services"	means the facilities management services performed at the Completion Date by UUCS or contemplated in bidding activity of UUCS current at the Completion Date, any other similar facilities management services carried on by UUCS in the 12 months prior to the Completion Date and any business process activities carried on by UUCS in the 12 months prior to the Completion Date ancillary to contracts for metering, connections, utility asset management and utility operations and maintenance, in respect of any of the foregoing for any member of the Retained Group or third parties;
"FSA"	means the Financial Services Authority;
"FSMA"	means the Financial Services and Markets Act 2000;
"GPP Arrangements"	means the group personal pension arrangements entered into by members of the Group;
"Group"	means the Company and all of the Subsidiaries;

"Group Loan"	means £7,417,827;
"Group Recharges"	means, at any time and from time to time, the aggregate accrued but unpaid charges invoiced monthly by the Seller (or any other member of the Retained Group) to the Company in respect of central corporate management costs apportioned to the Group on a customary basis, which include but are not limited to the group management charge (of £275,000 per month, pro rated for any part of a month), audit fees, insurance recharges, sponsorship recharges, actuarial, legal and consultancy costs, pension administration costs, private health care costs, SIP costs, costs relating to Microsoft licences and any other third party professional fees relating to the Group;
"Group Relief"	has the meaning it is given in the Tax Covenant;
"ICTA 1988"	means the Income and Corporation Taxes Act 1988;
"Information Memorandum"	means the information memorandum relating to the Company dated August 2006 and prepared by Merrill Lynch International;
"Information Technology"	means computer hardware, software, networks and other information technology;
"Intellectual Property"	means patents, supplementary protection certificates, trade marks, database rights, rights in designs and copyrights (whether or not any of these rights are registered, and including applications and rights to apply for registration of any such rights) and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world, in each case for their full term, and together with any renewals or extensions;
"Interest Rate"	means the Lloyds TSB Bank plc base rate from time to time plus 1 per cent.;
"Intra-Group Ordinary Course Items"	means, at any time and from time to time, all amounts owed, outstanding or accrued in respect of inter-company trading activity and the provision of services and property arrangements and facilities (including foreign exchange swap transactions and SAP system charges but excluding those matters in respect of which Group Recharges apply) and property arrangements between any member of the Retained Group and any member of the Group as a result of arrangements entered into in the ordinary course and on terms of business not materially different to those forming the basis

	of such arrangements entered into in the previous 12 months;
"ITFM Agreement"	means the ITFM Shared Services Agreement between United Utilities Water PLC and the Company, also referred to as the Magellan Agreement;
"IT Variation Contract"	means an agreement relating to Information Technology (including licences of software) which restricts the use of the relevant Information Technology in such a way that Completion will make the current use made by any member of the Group (or by the Seller or any of its subsidiaries or subsidiary undertakings) unlawful, in breach of or inconsistent with the terms of the agreement, and "**Variation**" means a variation of such agreement which avoids such unlawfulness, breach or inconsistency;
"Key Employee"	means an Employee earning more than £100,000 per annum (excluding benefits in kind, pensions and bonuses) or the local currency equivalent;
"Local Government Pension Schemes"	means the arrangements between members of the Group and Essex and the West Midlands local authorities respectively in relation to the provision of retirement benefits;
"London Stock Exchange"	means the London Stock Exchange plc;
"Long Stop Date"	means the date that is four months after the date of this Agreement;
"Management Accounts"	means the unaudited consolidated balance sheet as at the Management Accounts Date and the consolidated profit and loss account of the Group for the period from the Accounts Date to the Management Accounts Date;
"Management Accounts Date"	means 30 September, 2006;
"No Leakage Undertaking"	has the meaning it is given in clause 6.1;
"Ordinary Shares"	means all the issued ordinary shares with a par value of £21/71 each in the capital of the Company;
"Overseas Schemes"	means the defined benefit arrangement operated by Group members in Canada; the post-retirement medical benefits promise made by members of the Group in the US; the provident fund operated by members of the Group in India and the 401(K) plans operated by members of the Group in the

US;

"Panel"	means The Panel on Takeovers and Mergers;
"Pension Schemes"	means the UUESPS, the UUPS, the Overseas Schemes, the GPP Arrangements, the Local Government Pension Schemes;
"Permitted Leakage"	means:

(i) payments in respect of any assets acquired or disposed of for the benefit of any member of the Retained Group by any member of the Group on an arm's length basis and in the ordinary and usual course of business of any member of the Group not exceeding, in aggregate £250,000;

(ii) any payments in respect of salary, bonus, expenses and fees made by any member of the Group to the directors, officers, consultants or employees of any member of the Retained Group in respect of services rendered to any member of the Group in the ordinary course of business of the Group not exceeding, in aggregate £250,000;

(iii) any payment to the Retained Group of Intra-Group Ordinary Course Items, or a part thereof, in the ordinary and usual course of business of the Group;

(iv) any payment to the Retained Group of Group Recharges, or a part thereof, in the ordinary and usual course of business of the Group;

(v) any payment of Tax or an amount in respect of Tax made in the ordinary and usual course of business;

(vi) any surrender of Group Relief by any member of the Group to any member of the Retained Group and any payments made by any member of the Group to any member of the Retained Group in respect of any Group Relief surrendered to that member of the Group;

(vii) any repayment of the Company Payables pursuant to Part B of Schedule 1 (Completion arrangements);

(viii) any payment specifically accrued or provided for in the

Management Accounts;

(ix) any payment to the Retained Group by a member of the Group of amounts attributable to, or incurred in connection with, the occupation of or relocation from a Shared Property (as defined in Schedule 6 (Property)) on the terms set out in Schedule 6;

(x) liabilities incurred in connection with the grant of any lease of a Shared Property to the relevant Occupier (in each case as defined in Schedule 6 (Property)) on the terms contained or referred to in Schedule 6; and

(xi) any payment by the Company to the Seller of the £260,000 charge owed by the Company to the Seller in relation to occupation of UU Property under the ITFM Agreement for non-ITFM Agreement purposes, which will be invoiced for payment prior to Completion;

"Planning Legislation" means all legislation intended to control or regulate the construction, demolition, alteration or use of land or buildings or to preserve or protect the national heritage and any orders, bye laws or regulations made or granted under any of them;

"Proceedings" means any proceeding, suit or action arising out of or in connection with this agreement;

"Property" or "Properties" means freehold or leasehold property in any part of the world;

"Property Services" means any property management services, property or planning consultancy services, property trading activities (including acquisitions and disposals from and on behalf of customers), and property development partnerships carried on by UU Property at any time;

"Purchase Price" has the meaning it is given in Clause 3.1;

"Purchaser's Group" means the Purchaser, its subsidiaries and subsidiary undertakings, any holding company of the Purchaser and all other subsidiaries of any such holding company from time to time;

"Purchaser's Solicitors" means Olswang;

"Relevant Contracts" means the (i) Subcontracting Agreement between Cap Gemini Ernst & Young UK plc and the Company, (ii) Agreement between DB UK Bank Limited and Vertex Mortgage Services

	Limited, (iii) Agreement between Egg Banking plc and Marlborough Sterling Mortgage Services Limited (iv) Subcontracting Agreement between Inergi LP and Vertex Customer Management (Canada) Limited, and (v) Agreement between the Secretary of State for Trade and Industry and the Company, and a '**Relevant Contract**' shall mean any one of them as the context requires;
"Relevant IT Contract"	means an agreement relating to Information Technology (including licences of software) to which either (a) any member of the Group is a party but which relate in whole or part, and need to be wholly or partially novated or assigned to, the Seller or any of its subsidiaries or subsidiary undertakings, or (b) to which the Seller or any of its subsidiaries or subsidiary undertakings is a party but which relate in whole or part, and need to be wholly or partly novated or assigned to, any member of the Group;
"Retained Businesses"	means FM Services and Property Services;
"Retained Group"	means the Seller and its subsidiaries and subsidiary undertakings from time to time (excluding the Company and the other members of the Group);
"Seller's Solicitors"	means Slaughter and May;
"Service Document"	means a claim form, application notice, order or judgment or other document relating to any Proceedings;
"Shares"	means the entire issued share capital of the Company being, at the date of this agreement, the Ordinary Shares and the A Shares;
"Share Purchase Documents"	means this agreement, the Disclosure Letter, the Tax Covenant and the Trade Mark Assignment;
"Subsidiaries"	means the subsidiaries of the Company referred to in Schedule 5 (Basic information about the Subsidiaries) with the exception of Aspect Online AG (section 39 of Schedule 5) if that company is transferred to an entity other than another subsidiary of the Company before Completion, basic information of which is set out in that Schedule and "**Subsidiary**" shall mean any one of them as the context may require;
"Tax"	has the meaning it is given in the Tax Covenant;

"Tax Authority"	has the meaning it is given in the Tax Covenant;
"Tax Covenant"	means the tax covenant in the agreed form referred to in Schedule 1 (Completion arrangements) and set out in Schedule 8 (Tax Covenant);
"Tax Warranties"	means the warranties set out in paragraphs 24 to 33 of Schedule 2 (Warranties);
"Territory"	means each of the United Kingdom, the United States of America and Canada;
"Trade Mark Assignment"	means the assignment in the agreed form set out in Schedule 10 (Trade Mark Assignment) to be delivered at Completion in respect of such Trade Marks as are the subject of a registration or an application for registration, in accordance with clauses 1 and 9 of Schedule 1 (Completion Arrangements);
"Trade Marks"	means those trade marks related to the Group and described in Schedule 10 (Trade Mark Assignment) that are owned by the Seller at the date of this agreement and are registered or subject to applications for registration;
"Transitional Services"	means those services to be provided following Completion as described in Schedule 9 (Transitional Services);
"TUPE"	means the Transfer of Undertakings (Protection of Employment) Regulations 2006;
"UK Employees"	means employees of any member of the Group who are situated in the United Kingdom;
"UK Listing Authority"	means the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;
"UK Pension Schemes"	means the UUESPS, the UUPS, the GPP Arrangements and the Local Government Pension Schemes;
"UUESPS"	means the United Utilities Group of the Electricity Supply Pension Scheme constituted by trust deed and rules dated 20 January 1983 as subsequently amended;

"UUCS"	means United Utilities Contract Solutions Holdings Limited a company registered in England with registered number 02381766 and its subsidiaries, subsidiary undertakings and associates from time to time;
"UU Property"	means United Utilities Property Solutions Limited a company registered in England with number 02380021 and its subsidiaries and subsidiary undertakings from time to time ;
"UUPS"	means the United Utilities Pension Scheme constituted by trust deed and rules dated 13 March 2005 as subsequently amended;
"Variation"	has the meaning given in the definition of "**IT Variation Contract**";
"VAT"	means value added tax as provided for in VATA 1994 and any other tax of a similar nature which is introduced in substitution for or in addition to such tax;
"VATA 1994"	means the Value Added Tax Act 1994;
"VAT Group"	means the group of companies of which the Seller is the representative member for VAT purposes;
"VDSL" or **"Company"**	means Vertex Data Science Limited, basic information concerning which is set out in Schedule 4 (Basic information about the Company);
"VFSH"	means Vertex Financial Services Holdings Limited, basic information concerning which is set out in Schedule 5 (Basic information about the Subsidiaries);
"VFSL"	means Vertex Financial Services Limited, basic information concerning which is set out in Schedule 5 (Basic information about the Subsidiaries;
"Vendor Due Diligence Report"	means the due diligence report into the affairs of the Purchaser prepared for the Seller by KPMG;
"Warranties"	means the warranties set out in Schedule 2 (Warranties) given by the Seller and **"Warranty"** shall be construed accordingly;
"Workers"	means workers or officers of the Company or of any member of the Group;
"Working Capital Loan	means interest on £21,833,000 to accrue from 30 September

Interest" | 2006 until the principal amount is repaid at the Interest Rate; and

"Working Hours" means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2 In this agreement, unless otherwise specified:

(A) references to clauses, sub-clauses, paragraphs, sub-paragraphs and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of, and Schedules to, this agreement;

(B) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this agreement would increase or alter the liability of the Seller under this agreement;

(C) references to a **"company"** shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(D) references to a **"person"** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(E) references to a document being in **"agreed form"** means a document in a form agreed by the parties and either entered into on the date of this agreement by the relevant parties or initialled by the parties or on their behalf, in the latter case with such amendments as they may subsequently agree;

(F) use of any genders includes the other genders;

(G) the expressions "accounting reference date", "accounting reference period", "allotment", "body corporate", "current assets", "debentures", "holding company", "paid up", "profit and loss account", "subsidiary", "subsidiary undertaking" and "wholly-owned subsidiary" shall have the meaning given in the Companies Acts;

(H) the expression "associate" means any company which is in relation to another company, its holding company or its subsidiary or a subsidiary of its holding company or its joint venture partner (whether alone or on a consortium basis) from time to time;

(I) "including" means "including, without limitation";

(J) a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA 1988;

(K) references to writing shall include any modes of reproducing words in a legible and non-transitory form, excluding electronic mail;

(L) references to times of the day are to London time;

(M) headings to clauses and Schedules are for convenience only and do not affect the interpretation of this agreement;

(N) the Schedules (but not the Tax Covenant) form part of this agreement and shall have the same force and effect as if expressly set out in the body of this agreement, and any reference to this agreement shall include the Schedules; and

(O) references to the knowledge, belief or awareness of the Seller (or similar phrases) shall be limited to the actual knowledge of Tom Drury, Andy Hunt, Andrew Warren, John Gittins, Phil Holden, Sharon Willis, Mike Porter and Tom O'Brien.

2. Sale and purchase

2.1 The Seller shall sell with full title guarantee and the Purchaser shall purchase the Shares free from all mortgages, pledges, claims, charges, liens, encumbrances, equities, rights of pre-emption or other third party rights or claims of any nature in respect of the Shares, together with all rights attached or accruing to them at Completion.

2.2 The Purchaser shall be entitled to exercise all rights attached or accruing to the Shares including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company on or after Completion.

2.3 The Seller waives all rights of pre-emption over any of the Shares conferred upon it by the articles of association of the Company or in any other way and undertakes to ensure that any rights of pre-emption over any of the Shares are waived at the cost and expense of the Seller.

3. Consideration

3.1 The total consideration for the sale of the Shares shall be the payment by the Purchaser to the Seller of the sum of £98,800,000 (the "**Purchase Price**").

3.2 In addition to the Purchase Price, if the Completion Date is more than 60 Business Days after the date of this agreement, the Purchaser shall pay to the Seller an amount equivalent to interest on the Purchase Price to accrue at the Interest Rate each calendar day from and excluding the date 60 Business Days after the date of this agreement to and excluding the Completion Date (the "**Additional Consideration**").

3.3 The Consideration shall be payable in cash in accordance with terms of <u>clause 5</u> (Completion).

4. Condition

4.1 The sale and purchase of the Shares pursuant to this agreement is in all respects conditional upon the FSA (i) giving written notice under Section 184(1) of FSMA of its approval of the Purchaser and any other person who it treats for the purposes of Section 179 of FSMA as acquiring control over the Company, Vertex Administration Limited, Vertex Mortgage Services Limited and Exchange FS Limited pursuant to this agreement or (ii) being treated as having given its approval of the foregoing by virtue of Section 184(2) of FSMA (the "**Condition**").

4.2 The Purchaser shall use all reasonable endeavours to fulfil or procure the fulfilment of the Condition as soon as possible and in any event before the Longstop Date.

4.3 The Seller shall use all reasonable endeavours to assist the Purchaser in fulfilling or procuring the fulfilment of the Condition in response to reasonable requests from the Purchaser.

4.4 The Purchaser undertakes to keep the Seller informed as to progress towards fulfilment of the Condition and, in particular, to:

(A) notify the Seller of any material communications from or to, or any material developments in respect of the FSA or other person in relation to the Condition where such communications have not been independently or simultaneously supplied to the Seller; and

(B) where time and circumstance permits, consult with the Seller regarding submissions and communications to the regulatory bodies or other persons in relation to fulfilling the Condition.

4.5 The Purchaser undertakes to disclose in writing to the Seller anything which will or which it believes may prevent the Condition from being fulfilled on or prior to the Long Stop Date as soon as practicable after it coming to its notice.

4.6 If the Condition is not fulfilled on or before 5.30 p.m. on the Long Stop Date then, subject to clause 4.7, this agreement shall automatically terminate.

4.7 If the FSA require the Purchaser to resubmit the application for a change of controller it makes pursuant to clause 4.3, the Purchaser shall be obliged to resubmit such application as soon as practicable thereafter.

4.8 If this agreement terminates in accordance with clause 4.6 then, without limiting either party's right to claim damages or any other appropriate remedy, all obligations of the parties under this agreement shall automatically end except for the provisions of clause 22 (Announcements), clause 22 (Confidentiality), clause 28 (Choice of governing law) and clause 29 (Jurisdiction) but, for the avoidance of doubt, all rights and liabilities of the parties which have accrued before termination or thereafter in relation to the provisions of clause 22 (Announcements), clause 22 (Confidentiality), clause 28 (Choice of governing law) and clause 29 (Jurisdiction) shall continue to exist.

5. Completion

5.1 Completion shall take place on the 15th March, 2007 or such earlier date as the parties may agree, provided that, if the Condition is not fulfilled before the 1st March, 2007 Completion shall take place 10 Business Days after the Condition is fulfilled but no later than the Long Stop Date (the "**Completion Date**"). Notwithstanding the foregoing, at the request of the Purchaser the Completion Date may be postponed by up to 16 days (but not beyond 30th March 2007) if the Purchaser certifies in writing to the Seller that the additional time is necessary to allow one of its investors to call additional capital in order to cover any shortfall caused by the failure of any other investor or lender to provide funds necessary to facilitate Completion.

5.2 At Completion, the Seller shall do those things listed in Part A (Seller's obligations) of Schedule 1 (Completion arrangements), the Purchaser shall do those things listed in Part B (Purchaser's obligations) of Schedule 1 (Completion arrangements). Completion of the transfer of the Shares shall be deemed to take place simultaneously with all the Consideration and Company Payables being received in the Bank Account.

5.3 If the respective obligations of the Seller and/or the Purchaser under clause 5.2 and Schedule 1 (Completion arrangements) are not complied with on the Completion Date, the Purchaser and/or the Seller, as the case may be, may:

(A) defer Completion so that the provisions of this clause 5 shall apply mutatis mutandis to Completion as so deferred, provided that such deferral does not extend beyond the Long Stop Date (or such other date as may be agreed in writing between the parties); or

(B) proceed to Completion on that date, to the extent that each party is ready, willing and able to do so (without limiting its rights under this agreement) and specify a later date on which each party shall be obliged to complete its outstanding obligations.

Where Completion is deferred in accordance with clause 5.3(A) and the respective obligations of the Seller and/or the Purchaser under clause 5.2 and Schedule 1 (Completion arrangements) are not complied with on the Completion Date as so deferred, the Purchaser (in the case of non-compliance by the Seller) or the Seller (in the case of non-compliance by the Purchaser) may then terminate this agreement by notice in writing to the other party.

5.4 If the agreement is terminated in accordance with sub-clause 5.3 then, without limiting either party's right to claim damages or any other appropriate remedy, all obligations of the parties under this agreement shall automatically terminate except for the provisions of clause 21 (Announcements), clause 22 (Confidentiality), clause 28 (Choice of governing law) and clause 29 (Jurisdiction) but, for the avoidance of doubt, all rights and liabilities of the parties which have accrued before termination or thereafter in relation to the provisions of clause 21 (Announcements), clause 22 (Confidentiality), clause 28 (Choice of governing law) and clause 29 (Jurisdiction) shall continue to exist.

5.5 Without limiting clause 15 (Remedies and waivers), any party's right to terminate this agreement in accordance with sub-clause 5.3 is not exclusive of any right, powers and remedies provided by law.

5.6 The parties agree that any insurance policies operated by any member of the Retained Group for the benefit of any member of the Group shall terminate insofar as they relate to the Group with effect from Completion.

5.7 Following the satisfaction of the parties' obligations in clause 5.2 and 5.9, no further amount shall be due, owing or payable or considered as due, owing or payable between any member of the Retained Group and any member of the Group (or vice versa) in respect of arrangements between them as at the Completion Date, aside from the Intra-Group Ordinary Course Items, liabilities accrued which are Permitted Leakage or otherwise as permitted by or contemplated by this agreement and the Tax Covenant, including pursuant to Schedule 6 (Business Properties) and Schedule 9 (Transitional Services), and the Seller (for itself and for and on behalf of each member of the Retained Group) and the Purchaser (for itself and for and on behalf of each member of the Group) hereby waives any amount that would, but for this waiver, be due, owing or payable.

5.8 The Seller and the Purchaser agree to procure that the Intra-Group Ordinary Course Items will be settled when they fall due in accordance with the normal practice between the companies concerned.

5.9 To the extent not invoiced and paid prior to Completion, the Purchaser agrees to procure that on Completion the Company shall pay any unpaid Group Recharges which have accrued from the first day of the month in which Completion falls to and including the Completion Date on a pro rata basis.

6. No Leakage Undertakings

6.1 The Seller undertakes to the Purchaser that in the period from and including the Management Accounts Date to and including the Completion Date:

(A) (i) the Retained Group has not received and will not receive any dividend or distribution or other return of capital (whether by reduction of capital or redemption or purchase of shares or other securities) declared, paid or made by any member of the Group;

(ii) no other business or assets have been, or will be, acquired or disposed of, and no liabilities have been, or will be, assumed, indemnified or incurred for the benefit of any member of the Retained Group by any member of the Group;

(iii) no payments (including management charges or compensation payments) have been made or agreed to be made or will be made or agreed to be made by any member of the Group to or on behalf of the Retained Group;

(iv) neither the Company nor any member of the Group has incurred or paid, or will incur or pay any amount to any person as fees or bonus in connection with the sale and purchase of the Shares contemplated by this agreement;

(v) no member of the Group has amended or will amend a contract or arrangement with any member of the Retained Group which constitutes an Intra-Group Ordinary Course Item in such a way as to increase the cost to the Group other than on an arm's length basis; and

(vi) no agreement to do any of the matters referred to in paragraphs (i), (ii), (iii) (iv) and (v) has been, or will be, entered into;

(B) neither the Company nor any member of the Group has granted, or will grant, a waiver in favour of any member of the Retained Group in respect of any sums due by that member of the Retained Group to that member of the Group;

(together, the "**No Leakage Undertakings**"); and

(C) if there is a breach of any of the No Leakage Undertakings, the Seller will pay (on any after-Tax basis) to the Purchaser (or, if so directed by the Purchaser, to a member of the Group) promptly on demand, by way of an adjustment to the Consideration, in immediately available funds a sum equal to the amount which, if received by a member of the Group, would be necessary to put it into the financial position which would have existed had there been no breach of the No Leakage Undertakings.

6.2 The No Leakage Undertakings do not apply to any Permitted Leakage and the obligations of the Seller under clause 6.1(C), shall not apply to any such Permitted Leakage.

6.3 If any breach of the No Leakage Undertakings arises by reason of some liability of a member of the Group which is contingent only or constitutes a deferred payment obligation or is otherwise not capable of being quantified, then the Seller shall not be under any obligation to make any payment in respect of such breach by virtue of clause 6.1(C) unless and until such liability ceases to be contingent or the payment obligation has fallen due or becomes capable of being quantified, provided that if the Seller has been notified of the potential claim for breach of the No Leakage Undertakings pursuant to paragraph 2 of Schedule 3 the time period (specified in that paragraph) in which a claim must be brought is extended until such time as the liability ceases to be contingent or the payment obligation falls due or becomes capable of being quantified.

6.4 If the Purchaser cannot identify in the books and records of the Group a transaction or payment between the Group and the Seller's Group which the Purchaser reasonably believes requires to be taken into account in the above No Leakage Undertakings, the Seller will provide upon the written request of the Purchaser such information in relation to the transaction or payment as is required to establish the existence and terms of such transaction or payment.

the agreed form in respect of any share certificates required to be delivered by this paragraph 1(H) that cannot be found).

2. retain at the offices of the relevant member of the Group for the Purchaser:

(A) the Books and Records of the Group;

(B) the statutory books of each member of the Group that is not registered in England and Wales (which shall be written up to but not including the date on which Completion takes place), the certificate of incorporation (and any certificate of incorporation on change of name) and common seal (if any) of each member of the Group that is not registered in England and Wales and share certificates in respect of all the issued share capital of each Subsidiary which is owned directly or indirectly by the Company and not registered in England and Wales;

(C) the title deeds currently in the Company's possession relating to each Business Property;

3. procure the present directors and secretary of each member of the Group (other than any director or secretary whom the Purchaser may wish to continue in office) to resign their offices and each of the persons tendering their resignations shall deliver to the relevant member of the Group an acknowledgement executed as a deed that he has no claim against any member of the Group for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other account whatsoever and that no agreement or arrangement is outstanding under which any member of the Group has or could have any obligation to him;

4. if required by the Purchaser, procure the present auditors of each member of the Group to resign their office as such, and to deposit at the registered office of the Company a letter notifying their resignation and containing a statement pursuant to section 394(1) Companies Act 1985 that there are no circumstances connected with their ceasing to hold office which they consider should be brought to the attention of any members or creditors;

5. procure a board meeting of the Company and each subsidiary registered in England and Wales to be held at which:

(A) in the case of the Company, it shall be resolved that, conditional upon Completion taking place, the transfer forms relating to the transfer of the Shares pursuant to this agreement shall be approved for registration and (subject only to the transfers being duly stamped) the Purchaser registered as the holder of the Shares in the register of members;

(B) each of the persons nominated by the Purchaser shall be appointed directors and/or secretary, as the Purchaser shall direct such appointments to take effect immediately after Completion; and

(C) if and to the extent the Purchaser gives notice of relevant changes at least two business days prior to Completion, existing instructions to banks shall be revoked and

new instructions to such banks (to be provided by the Purchaser) shall be approved in accordance with the aforementioned notice.

(D) the resignations of the auditors referred to in paragraph 4 of this Schedule and the resignations of directors and secretaries referred to in paragraph 3 of this Schedule shall be tendered and accepted so as to take effect at the close of the meeting;

In respect of board meetings of subsidiaries of the Company not registered in England and Wales, the Seller will so far as it is able assist the Purchaser in holding board meetings to cover the above matters as soon as practicable after Completion.

6. procure that minutes of each such duly held board meeting, certified as correct by the secretary of the relevant company, and the resignations and acknowledgements referred to in paragraphs 3 and 4 are delivered to the Purchaser's Solicitors; and

7. deliver to the Purchaser executed assignments of all rights it or any other member of the Retained Group may have pursuant to any confidentiality or non-disclosure agreement entered into with any person in relation to the prospective purchase of the Company.

Part B (Purchaser's obligations)

At Completion the Purchaser shall:

7. pay to the Bank Account by way of telegraphic transfer (using the CHAPS system) the total Consideration;

8. procure that the Company pays to the Bank Account by way of telegraphic transfer (using the CHAPS system) the total Company Payables and any unpaid Group Recharges which have accrued and are unpaid including those accrued from the first day of the month in which Completion falls to and including the Completion Date;

9. deliver to the Seller's Solicitors, duly executed by the Purchaser, a counterpart original of:

(A) the Trade Mark Assignment; and

(B) the Tax Covenant;

10. deliver to the Seller a copy (certified by the secretary of the Purchaser to be a true copy of a resolution in force at Completion) of the resolution of the directors of the Purchaser which authorised the purchase of the Shares for the Consideration and procurement of the payment of the Company Payables and any Group Recharges upon the terms set out in this agreement and the execution by the Purchaser of the Share Purchase Documents.

12. As from Completion, the Company shall owe the amount of the Company Payables to the Purchaser.

Schedule 2
(Warranties)

1. **Ownership of the Shares**

1.1 The Seller is the sole legal and beneficial owner of the Shares.

1.2 The shareholders of each member of the Group listed in Schedule 4 are the legal and beneficial owners of the shares set out against their names.

1.3 There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the Shares or the shares or other securities of any member of the Group and there is no agreement or commitment to give or create any and no written claim has been received from any person to be entitled to any.

2. **Capacity of the Seller**

2.1 The Seller has the requisite power and authority to enter into and perform this agreement and the other Share Purchase Documents to which it is a party.

2.2 This agreement constitutes and the other Share Purchase Documents will when executed, constitute binding and enforceable obligations of the Seller in accordance with their respective terms.

2.3 The execution and delivery of, and the performance by the Seller of its obligations under, this agreement and the other Share Purchase Documents will not:

(A) result in a breach of any provision of the memorandum or articles of association of the Seller;

(B) result in a breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound;

(C) result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which the Seller is bound; or

(D) require the consent of its shareholders; or

(E) require the consent of any third party.

3. **Group structure and corporate matters.**

3.1 Each member of the Group is an entity duly incorporated or organised and validly subsisting under the laws of its country of incorporation and has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted.

3.2 The Shares have been validly issued and allotted and are fully paid up, and constitute the entire issued share capital of the Company.

3.3 There is no agreement or commitment outstanding which calls for the allotment or issue of, or accords to any person the right to call for the allotment or issue of, any shares (including the Shares) or any debentures in or securities of any member of the Group nor is there any agreement or commitment (other than as contained in the Share Purchase Documents) relating to the sale or transfer of the Shares or any shares in any member of the Group.

3.4 Schedule 5 (Basic Information about the Subsidiaries) lists all the Subsidiaries of the Company and no member of the Group has any interest in any other body corporate or undertaking which is not a member of the Group and so listed.

3.5 The information given in Schedule 4 (Basic information about the Company) and Schedule 5 (Basic information about the Subsidiaries) is true and accurate in all material respects.

3.6 The Data Room contains complete copies of the memorandum and articles of association of each member of the Group which have attached to them copies of all resolutions and other documents required by law to be so attached. There are no rights and restrictions attaching to each class of share capital of the members of the Group other than set out in these memorandum and articles of association and their respective attachments.

3.7 The statutory books and registers and all other records required to be kept by each member of the Group under the Companies Act 1985 or other applicable legislation have been properly kept and contain a record which is accurate and complete in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.8 All of the statutory books and registers and all other records required to be kept by each member of the Group under the Companies Act 1985 or other applicable legislation are in the possession or under the control of a member of the Group.

3.9 All returns, particulars, resolutions and other documents required by law to be delivered to the Registrar of Companies by each member of the Group have been properly prepared and delivered.

4. Accounts

4.1 The Accounts:

(A) were prepared in accordance with accounting practices generally accepted in the United Kingdom at the time they were audited and the Companies Act 1985; and

(B) show a true and fair view of the assets and liabilities of the Company and of the Group as a whole, at the Accounts Date and of the profits or losses of the Company for the accounting period ended on that date.

4.2 So far as the Seller is aware, at the Accounts Date no member of the Group had any material liability (whether actual, contingent, unqualified or disputed) or material outstanding capital commitment which was not disclosed, provided for or noted in the Accounts, in each case to the extent required to comply with the relevant accounting principles generally accepted in the United Kingdom at the time the Accounts were audited.

4.3 The Management Accounts have been prepared in accordance with IFRS and the Accounts have been prepared under UK GAAP. Save for differences of accounting policy between IFRS and UK GAAP, for which the Company's management accounts are adjusted to prepare statutory accounts, the Management Accounts apply in all material respects the same accounting policies and practices as were applied in preparation of the Accounts.

4.4 The Management Accounts have been prepared in good faith and with due care and fairly represent the state of affairs of the Group as a whole as at the end of the period to which they relate and are not misleading in any material respect.

5. Debt

5.1 As at the date of this agreement the Group does not have any liabilities in respect of loan capital, bank borrowings, debenture or financial facilities other than in respect of the purchase of assets or services on credit in the normal course of business and other than the Company Payables.

5.2 No member of the Group has factored or discounted any debts owing to it, or has agreed to do so, or has engaged in any financing which is not disclosed in the Accounts or the Management Accounts.

6. Bank Accounts

The Data Room contains the account details of all current, deposit and foreign currency accounts of each member of the Group.

7. Events since the Management Accounts Date

Since the Management Accounts Date:

(A) the business of the Group as a whole has been carried on in the ordinary and usual course;

(B) no increase or reduction has been made to the authorised, allotted or issued share or loan capital of the members of the Group nor any reduction made to the share premium account, capital redemption reserve or any uncalled liability in respect of partly paid shares of any member of the Group;

(C) no member of the Group has created, issued or allotted any securities of whatsoever nature that are convertible into shares (except to another member of the Group or which are otherwise to be sold under this agreement) or agreed so to do;

(D) no member of the Group has acquired or disposed of, or agreed to acquire or dispose of, any one or more assets in a single transaction or series of connection transactions, where the value of such assets exceeds £1 million;

(E) no member of the Group has sold, purchased, redeemed or repurchased any of its own share or loan capital or other issued securities or agreed so to do;

(F) no option has been offered or granted by any member of the Group over the whole or any part of its share or loan capital or other securities, whether issued or unissued;

(G) no third party right has been created (and no agreement has been entered into to create a third party right) over the shares of any member of the Group or assets of any member of the Group;

(H) any instalment premium payments due in respect of any of the Group's in force insurance policies have been paid when due;

(I) no member of the Group has instituted or settled any litigation or insurance claim where that action or insurance claim is likely to result in a payment to or by a member of the Group of £300,000 or more (other than for debt collection in the ordinary course of trading);

(J) all material marketing, advertising and promotion has been carried out by the Group in the ordinary and usual course;

(K) otherwise than as disclosed in the Data Room, no resolution in general meeting or written resolution of the shareholders of any member of the Group has been passed, other than resolutions relating to the routine business of annual general meetings; and

(L) no change in the accounting reference period of the any member of the Group has been made.

8. **Compliance with applicable laws**

So far as the Seller is aware, each member of the Group has carried out its business and all transactions in accordance with all material applicable laws and regulations and no such transactions have constituted a transfer at an undervalue or an unlawful distribution or unlawful financial assistance by or to any member of the Group.

9. **Contracts and commitments**

9.1 No member of the Group is a party to:

(A) any agency, distributorship, joint venture or management agreement, other than in the ordinary course of business;

(B) any contract or arrangement which materially restricts its freedom to carry on its business in any part of the world in such manner as it may think fit; or

(C) so far as the Seller are aware, any contract which cannot readily be fulfilled or performed by a member of the Group on time, other than those on an arms length basis.

9.2 The Seller has not received written notice threatening termination of any contract to which any member of the Group is a party which if so terminated would have a material adverse effect on the business of the Group as a whole.

9.3 No member of the Group is in default or breach in any material respect under any agreement or arrangement to which it is a party which is material to the Group taken as a whole and, so far as the Seller is aware, there are no circumstances (excluding circumstances arising out of the change of control of any member of the Group) likely to give rise to such default or breach. So far as the Seller is aware, no party with whom any member of the Group has entered into any material agreement or arrangement is in default or breach in any material respect under it and there are no circumstances likely to give rise to such a default or breach.

9.4 The ten most valuable contracts entered into by members of the Group in terms of the Company's estimate of revenue for financial year 2007 are included in the Data Room and all material terms (including as affected by changes subsequent to the date of the contract) of each of them are fairly disclosed in the Data Room. Except as referred to in the Data Room there is no subsisting material dispute between any member of the Group and a customer relating to any of these contracts and no member of the Group has received notice terminating any of these contracts. All material terms (including as affected by changes subsequent to date of the contract) of all other contracts with customers included in the Data Room are fairly disclosed.

10. Powers of attorney

No member of the Group has given any power of attorney or other written authority relating to the business of the Group which is still outstanding or effective to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and employees to enter into routine trading contracts in the normal course of their duties).

11. Insolvency

11.1 No order has been made and, so far as the Seller is aware, no petition for such order has been presented nor meeting convened nor resolution passed nor step, legal proceeding or other proceeding taken by any person for the winding up of the Seller or any member of the Group, or for the appointment of any provisional liquidator, administrator or receiver (including administrative receivers) or in relation to any other process whereby the business is terminated and the assets of the Group company concerned are distributed amongst the creditors and/or shareholders or other contributors.

11.2 Neither the Seller nor, as far as the Seller is aware, any members of the Group have taken any step with a view to a suspension of payments or a moratorium of any indebtedness or made or proposed any voluntary arrangement with any of their creditors.

11.3 Neither the Seller nor any member of the Group is insolvent, or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, or has stopped paying its debts as they fall due.

11.4 So far as the Seller is aware, no distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of any of the assets owned by the Group.

11.5 So far as the Seller is aware, all material charges in favour of each member of the Group required to be registered have been so registered to comply with all necessary formalities as to registration or otherwise in any applicable jurisdiction.

12. Licences

So far as the Seller is aware:

(A) all licences, consents and other permissions and approvals (the absence of which would have a material adverse effect on the business of the Group taken as a whole and ignoring any change of control arising from this agreement) required for or in connection with the carrying on of the business now being carried on by each member of the Group are in full force and effect;

(B) the Group has carried out its business in accordance with the terms of the licences, consents and other permissions and approvals described in paragraph (A) above; and

(C) no written notice has been received by any member of the Group that any such licence, consent, permission or approval is likely to be revoked.

13. Litigation

13.1 No member of the Group is engaged in any material litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings, whether as claimant, defendant or otherwise, likely to result in a payment by or to that member of the Group of £300,000 or more (other than debt recovery proceedings in the ordinary course of business).

13.2 So far as the Seller is aware, no litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings by or against any member of the Group likely to result in a payment by or to that member of the Group of £300,000 or more is pending, threatened or expected.

14. Data protection

14.1 Complete and up-to-date copies of the screen prints from the FSA website identifying the registrations of each member of the Group under the Data Protection Act 1998 are included in the Data Room and these are valid and subsisting entries on the register maintained by the Information Commissioner. So far as the Seller is aware, each member of the Group has complied with its obligations under the Data Protection Act 1998 in all material respects.

14.2. So far as the Seller is aware:

(A) no member of the Group has received a notice (including, without limitation, any enforcement notice), letter or complaint from the Information Commissioner alleging breach by it of the Data Protection Act 1984 or the Data Protection Act 1998;

(B) no individual has been awarded compensation from any member of the Group under the Data Protection Act 1984 or the Data Protection Act 1998;

(C) no order has been made against any member of the Group for the rectification, blocking, erasure or destruction of any data under the Data Protection Act 1984 or the Data Protection Act 1998; and

(D) no warrant has been issued under Schedule 4 of the Data Protection Act 1984 or Schedule 9 of the Data Protection Act 1998 authorising the Information Commissioner (or any of his or her officers or servants) to enter any of the premises of any member of the Group.

15. Competition

15.1 So far as the Seller is aware, no member of the Group is a party to any agreement which:

(A) infringes Article 81 or 82 of the EC Treaty; or

(B) infringes section 2 or section 18 of the Competition Act 1998; or

(C) otherwise infringes the competition or anti-trust law of any country in the Territory.

15.2 No member of the Group has given an undertaking to, or is subject to any order of or, so far as the Seller is aware, investigation by, or has received any request for information from the Office of Fair Trading, the Competition Commission or the Commission of the European Community under English or EC competition legislation where such undertaking, order, investigation or request for information is likely to cause a material loss or liability to the Company.

16. Ownership and condition of assets

16.1 Each of the material assets included in the Management Accounts or acquired by any member of the Group since the Management Accounts Date (other than current assets sold, realised or

applied in the normal course of trading) is owned both legally and beneficially by a member of the Group and each of those assets capable of possession is in the possession of a member of the Group (save where in the possession of a third party in the normal course of business).

16.2 No option, right to acquire, mortgage, charge, pledge, lien (other than a lien arising by operation of law or in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the whole or any part of the undertaking or assets of any member of the Group (including any investment in any other member of the Group) (each a **"Security Interest"**) has been granted and is outstanding and there is no agreement or commitment to give or create any Security Interest and no claim has been made by any person to be entitled to any Security Interest.

16.3 All material plant and machinery (including fixed plant and machinery), vehicles and significant office equipment used by any member of the Group in connection with its business are capable of being efficiently and properly used in connection with the business of the relevant member of the Group.

17. Insurance

17.1 Each member of the Group maintains, and has at all material times maintained what has been in the Seller's reasonable opinion adequate insurance in respect of assets of an insurable nature against fire, accident, theft and damages, third party loss (including by way of employers liability and public liability insurance), business interruption and all other risks required by applicable law or regulation to be covered by insurance or normally insured against by companies carrying on the same business.

17.2 All premiums due on the subsisting insurance policies of each member of the Group have been duly paid and, so far as the Seller is aware, all other conditions of those policies have been performed and observed.

17.3 The Data Room contains complete and up-to-date copies of all insurance policies in effect for the period expiring 31 March 2007 of each member of the Group registered in England and Wales and, other than claims predating the Seller's acquisition of Marlborough Stirling plc in respect of companies owned by Marlborough Stirling plc at the date of its acquisition by the Seller, details of all insurance claims made by (i.e. the "loss runs" of) each member of the Group in the three years to the date of this Agreement.

18 Intellectual Property

18.1 Up-to-date details of all registered Intellectual Property owned by any member of the Group are included in the Data Room and all renewal fees due as at the date of this agreement in respect of the maintenance of those rights have been paid.

18.2 Members of the Group own free from encumbrances other than licences or are licensed to use the Intellectual Property and confidential information which is currently used by the Group in connection with the Business (the **"Business Intellectual Property"**). This warranty shall not be construed as giving any representation or warranty that the operations of any member of

the Group do not infringe any Intellectual Property owned by, or make unauthorised use of any information confidential to, any third party.

18.3 The Seller is the sole proprietor of the Trade Marks.

18.4 So far as the Seller is aware, none of (i) the registered Intellectual Property owned by any member of the Group or (ii) the Trade Marks are likely to be revoked or invalidated during the period of 12 months starting on the date of this Agreement.

18.5 An up-to-date list of all material licences of Intellectual Property and/or confidential information (including without limitation any material licences or grant of rights over Business Intellectual Property) granted to or by any member of the Group is included in the Data Room and, so far as the Seller is aware, no member of the Group nor any other party is in material breach of any of those licences.

18.6 An up-to-date list of all material licences granted by the Seller in relation to the Trade Marks is included in the Data Room and, so far as the Seller is aware, neither the Seller nor any other party is in material breach of any of those licences.

18.7 So far as the Seller is aware, no third party has in the 24 months preceding the date of this agreement infringed any of the Trade Marks or Intellectual Property owned by, or made unauthorised use of information confidential to, any member of the Group nor, so far as the Seller is aware, is there any current or threatened infringement by a third party of any of the Trade Marks or Intellectual Property owned by or threatened unauthorised use of any information confidential to any member of the Group.

18.8 So far as the Seller is aware, the activities of the Group have not in the 24 months preceding the date of this agreement infringed any Intellectual Property owned by any third party nor, so far as the Seller is aware, is there any current or threatened infringement of the Intellectual Property of or threatened unauthorised use of any information confidential to any third party.

19. Information Technology

19.1 Up-to-date details of all material Information Technology used or owned by any member of the Group are included in the Data Room.

19.2 So far as the Seller is aware, each member of the Group owns or is permitted to use the computer software and communications hardware and systems forming a part of the Information Technology used or owned by any member of the Group.

19.3 All Information Technology used or owned by any member of the Group is (taking into account its age and value in the books of the relevant member of the Group) capable of performing and does substantially perform the functions which it is intended to perform and has been maintained in accordance with industry practice in the United Kingdom.

19.4 Except as provided in the Data Room, no member of the Group uses any Information Technology material to the Business. Except (i) as provided for in the Data Room and (ii) in

relation to Information Technology used in connection with the Transitional Services no member of the Group uses material Information Technology owned by the Seller or any member of the Seller's Group.

19.5 Details of all agreements and arrangements relating to Information Technology, which is material to the Group taken as a whole, entered into by a member of the Group are included in the Data Room.

19.6 So far as the Seller is aware, no member of the Group and no other party is in material breach of any agreement or arrangement disclosed under paragraph 19.4.

19.7 Reasonable steps have been taken by the Group in accordance with good industry practice to put into place measures to protect its Information Technology against viruses or bugs or similar destructive code.

19.8 Reasonable steps have been taken by the Group in accordance with good Industry practice to put into place measures to protect its Information Technology (and any information held on it) from unauthorised third party access.

19.9 There has been no material disruption to the commercial activities of the Group (taken as a whole) in the 18 months prior to the date of this Agreement which has been caused by any failure or breakdown of any material Information Technology used by the Group.

19.10 So far as the Seller is aware, none of the Information Technology or domain names used in the business of the Group are the subject of any litigation or other dispute or claim and so far as the Seller is aware no litigation, dispute or claim is expected or likely in relation to any domain name used in the Business.

19.11 Details of all domain names used in the business of the Group are included in the Data Room.

20. Business Properties

20.1 The Business Properties are the only Properties owned, used or occupied by any member of the Group for the purposes of its business.

20.2 Each member of the Group is the legal and beneficial owner of the Business Property against which its name appears in Schedule 6 (Business Properties).

20.3 The interests held by members of the Group in the Business Properties are free from any mortgages or charges (whether fixed or floating) securing the payment of money and no person has or claims a lien over such interests.

20.4 There are no outstanding options or rights of pre-emption or similar rights in favour of third parties in, over or affecting the interest held by any member of the Group in the Business Properties and there are no agreements to give or create any of the foregoing.

20.5 No Business Property is subject to any agreement for sale or disposal.

20.6 Rents and other sums due and payable under the lease of each Business Property have been paid to the last rent day prior to the date of this agreement and no member of the Group has received written notice alleging non-compliance on the part of the tenant with the terms of any such lease which remains outstanding at the date of this agreement.

20.7 No member of the Group has received any written notice alleging non-compliance with any legal requirement relating to the Business Properties which remains outstanding.

20.8 The information set out in Part I of Schedule 6 (Business Properties) is accurate in all material respects.

20.9 So far as the Seller is aware having made reasonable enquiries, but without having made any searches or enquiries of any local or other competent authority or statutory undertakers, no member of the Group has received written notification that any of the Business Properties is subject to an order, resolution or proposal for compulsory acquisition.

20.10 So far as the Seller is aware having made reasonable enquiries, but without having made any searches or enquiries of any local or other competent authority or statutory undertakers, no member of the Group has received written notification that any Business Property does not comply with Planning Legislation.

20.11 The Business Properties are not subject to outgoings other than business and water rates and, in the case of leasehold properties, rent, insurance premiums and service charges.

20.12 So far as the Seller is aware having made reasonable enquiries, but without having made any searches or enquiries of any local or other competent authority or statutory undertakers, no member of the Group has received any written notices or complaints have been issued or made by any competent authority or undertaking in relation to the Business Properties or their use.

21. Environmental matters

21.1 In this paragraph 21:

"Environment"	means all or any part of the air (including, without limitation, the air within buildings and the air within other natural or man-made structures above or below ground), water and land; and
"Environmental Laws"	means all applicable statutes and other laws, insofar as they relate to the protection, prevention of pollution, or remediation, of the Environment (but excluding any of the foregoing insofar as they relate to town and country planning) and are in force and binding on the relevant member of the Group at or before the date of this agreement.

21.2 No member of the Group has received any written notice from any relevant authority or third party under Environmental Laws that such member of the Group is in breach of Environmental Laws, nor is any member of the Group currently involved in any formal claim under Environmental Laws.

22. Employment

22.1 The Data Room contains:

(A) accurate details of the names, dates of commencement of employment, engagement or appointment to office, notice periods and basic annual salaries or fees of all Key Employees;

(B) details of all contracts for Key Employees;

(C) the current standard terms and conditions of employment for each grade of Employee;

(D) a summary of the benefits which are payable/provided as of right to UK Employees, including any payable/provided on redundancy or involuntary severance (other than those payable under relevant statute) and any established practices applicable to UK Employees in respect of such benefits;

(E) the terms of all share incentive schemes and share option schemes (including details of any awards outstanding granted to Employees under such schemes), and material profit sharing, bonus or other incentive schemes applicable to any of the Employees; and

(F) complete and accurate details of any outstanding offer of employment or engagement with annual remuneration in excess of £100,000 made to any individual by any member of the Group, and details of any individual who has accepted an offer of employment or engagement by any member of the Group with annual remuneration in excess of £100,000 who has not yet started their employment or engagement.

22.2 So far as the Seller is aware, each member of the Group has, in relation to each of the Employees employed by it, complied in all material respects with all material obligations owed in respect of such Employees under legislation, regulations, collective agreements and terms and conditions of employment and has complied in all material respects with all its obligations concerning the health and safety at work of each of such Employees.

22.3 No Key Employee has given notice of termination of his contract of employment or is under notice of dismissal.

22.4 Other than season ticket loans, the Company has not made any loan or advance to any Key Employee or former Key Employee that is still outstanding.

22.5 There are no current or proposed collective bargaining agreements or union recognition agreements to which any member of the Group is a party nor have any written requests for

recognition, or arrangements for collective information and consultation been received by any member of the Group, nor are there any works councils, staff associations and/or negotiated agreements with employee representatives in place.

22.6 There are no material outstanding or so far as the Seller is aware threatened court or employment tribunal claims brought by or on behalf of any Employee, former Employee, Worker or former Worker (or any trade union, appropriate representative or other body representing any Employee, former Employee, Worker or former Worker against any member of the Group arising from or in connection with their employment.

22.7 No proposal, assurance or commitment has been communicated to any Employee of any member of the Group regarding any change to their terms of employment which has not been implemented.

22.8 During the year ending on the date of this agreement, no member of the Group has:

(A) given or been required to give notice of any redundancies to the relevant Secretary of State; or

(B) undertaken consultation with any trade union or employee representatives nor failed to comply with any obligation under Chapter II, Part IV of the Trade Union and Labour Relations (Consolidation) Act 1992.

23. **Pensions**

23.1 The Data Room contains true and complete copies of the following:

(A) copies of the latest (plus subsequent amending documents) trust deed and rules (or other governing documents) in respect of the UK Pension Schemes and latest members' explanatory booklet for each scheme;

(B) details of the current rates of, and basis for, employer contributions to the UK Pension Schemes;

(C) a list of Employees who are, or are eligible to become, or are in a waiting period to become members of the UUESPS and UUPS as at the date of this Agreement;

(D) a schedule of contributions or payment schedule (within the meaning of the Pensions Act 1995) for the UK Pension Schemes;

(E) details of all amendments (if any) to the UK Pension Schemes which have been announced but which have not yet formally been made;

(F) details of all established practices as to the exercise of discretions in relation to Retirement Benefits under the UK Pension Schemes; and

(G) details of the benefits provided under the Overseas Schemes.

23.2 Other than in respect of the Pension Schemes, no member of the Group is a participating employer in relation to:

(A) any occupational pension scheme (as defined in the 1993 Act); or

(B) any scheme, agreement or arrangement for the provision or funding of pension, retirement or death benefits

for any Employee, or for any dependant or any such person, under or in connection with which any member of the Group has or may have any liability (actual or contingent, past or future). No member of the Group has given any undertaking or assurance as to the continuation, introduction, improvement or increase of any of the benefits of any kind described in (A) or (B) above or as to the rights of any person to receive such benefits.

23.3 Each UK Pension Scheme is a registered scheme within the meaning of chapter 2 part 4 of the Finance Act 2004 and there is so far as the Seller is aware no reason why such registration might be withdrawn or might cease to apply.

23.4 Neither the UK Pension Schemes (nor so far as the Seller is aware the Overseas Schemes) nor any member of the Group is party to any proceedings which relate to or are in connection with the participation of any member of the Group in the Pension Schemes or which relate to the benefits in respect of any Employee or former Employee of any member of the Group thereunder and, so far as the Seller is aware, no such proceedings are pending or threatened and so far as the Seller is aware there are no facts likely to give rise to any such proceedings. In this paragraph 23.4, "proceedings" includes any litigation or arbitration and also includes any investigation or determination by the Pensions Ombudsman, the Pensions Advisory Service or the Pensions Regulator or any complaint under any internal dispute resolution procedure established in connection with the Pension Schemes which has been notified to any member of the Group or the Pension Schemes.

23.5 So far as the Seller is aware, each Pension Scheme has, in relation to the participation of any member of the Group, at all times been administered in all material respects in accordance with the trusts powers and provisions of its governing documentation and has in all material respects been administered in accordance with and complies with all applicable legislation and the general requirements of trust law and other applicable laws regulations or requirements (including those of HM Revenue and Customs).

23.6 No member of the Group has in relation to the UK Pension Schemes been issued with a contribution notice or financial support direction and so far as the Seller is aware, no facts or circumstances exist under which the Pensions Regulator could impose one. under Section 38 or 43 of the Pensions Act 2004.

24. The Accounts and Tax

24.1 No member of the Group has any material liability in respect of Taxation for any of the periods ended on or before the Accounts Date (whether actual or contingent) that is not fully disclosed or provided for in the Accounts.

25. Tax events

25.1 Since the Management Accounts Date:

(A) no accounting period of any member of the Group has ended;

(B) no member of the Group has paid or become liable to pay any interest or penalty in connection with any Tax, has otherwise paid any Tax after its due date for payment or owes any Tax the due date for payment of which has passed or will arise in the 30 days after the date of this agreement; and

(C) no transaction in respect of which any tax clearance provided for by statute was required or sought from any Tax Authority has been entered into or carried out by any member of the Group without such clearance having first been properly obtained. Any transaction for which such clearance was obtained has been carried out only in accordance with all material terms of such clearance and the application on which such clearance was based was valid and effective in all material aspects.

26. Tax returns, disputes, records and claims, etc.

26.1 Each member of the Group (excluding the group of companies acquired by the Company pursuant to a scheme of arrangement effected on 12 May 2005 (the "**MS Companies**")) has made or caused to be made, and, so far as the Seller is aware, each MS Company has made or caused to be made, all proper returns required to be made, and has supplied or caused to be supplied all information and notices required to be supplied, to any Tax Authority within the last six years and all such returns were when submitted and remain true, accurate and complete in all material respects.

26.2 There has not been within the last six years and is not outstanding any material dispute or disagreement nor, so far as the Seller is aware, is any material dispute contemplated at the date of this agreement with any Tax Authority regarding liability or potential liability to any Tax that is or may be recoverable from any member of the Group or regarding the availability of any relief from Tax to any member of the Group and, so far as the Seller is aware, there are no circumstances which make it likely that any such dispute or disagreement will arise.

26.3 So far as the Seller is aware, the amount of Tax chargeable on each member of the Group during any accounting period ending on or within six years before the Accounts Date has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Tax Authority and no such concession, agreement or arrangement with a Tax Authority is in existence.

27. Value added tax

27.1 Each member of the Group (excluding the MS Companies) has complied , and, so far as the Seller is aware, each MS Company has complied, with any obligations to register for the purposes of VAT and has complied in all material respects with its obligations under any Tax legislation relating to VAT.

27.2 The Disclosure Letter sets out (i) the details of the method, if any, by which exempt input tax has been attributed to supplies made by each member of the Group and (ii) any properties in

respect of which an election to waive exemption has been made, and/or which constitute capital goods for VAT purposes.

27.3 So far as the Seller is aware, with respect to each member of the Group, full, complete, correct and up-to-date records, invoices and other documents appropriate or required for the purposes of any Tax legislation relating to VAT have been made, given, obtained and kept.

28. Deductions and withholdings

Each member of the Group has made all deductions in respect, or on account, of any Tax from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate Tax Authority for all amounts so deducted.

29. Tax Presence

The country which is given in Schedule 4 (Basic information about the Company) or Schedule 5 (Basic information about the Subsidiaries) as the tax residence of each member of the Group is the only country in which that member of the Group is liable to Tax and is the only country whose Tax Authorities seek to charge Tax on the worldwide profits or gains of that member of the Group and no member of the Group has ever paid or is or has been liable to pay Tax on income profits or gains to any Tax Authority in any other country except that mentioned in respect of that member of the Group in Schedule 4 (Basic information about the Company) or Schedule 5 (Basic information about the Subsidiaries).

30. Duties, etc.

So far as the Seller is aware, all customs duties and VAT payable to any Tax Authority upon the importation of any of the assets owned or used by any member of the Group (any such asset being a "**Relevant Asset**") and all excise duties payable to any Tax Authority in respect of any of the Relevant Assets have been paid in full, and none of the Relevant Assets are liable to confiscation or forfeiture (whether by virtue of non-payment or underpayment of any Tax or duty or by virtue of non-compliance with any legislation or regulation relating to any Tax or duty or otherwise howsoever).

31. Tax Records

So far as the Seller is aware, each member of the Group has maintained accurate and up to date records of its Tax affairs that enable it in all material respects to accurately calculate its liabilities to, or to account for, Tax and to complete accurate and correct returns for Tax purposes and to make all payments of Tax for which it is liable.

32. Share Schemes

No member of the Group operates any employee share option, or share incentive scheme or profit sharing arrangement.

33. Tax Avoidance

The Company has not entered into any transaction or series of transactions in relation to which an obligation to disclose, or use a reference number assigned to, an arrangement arose under the provisions of Part 7 Finance Act 2004.

Schedule 3
(Limitations on the Seller's liability)

1. Limitation on quantum and general

(A) The Purchaser shall not be entitled to damages or other payment in respect of any claim or claims under any of the Warranties or the Tax Covenant in respect of any individual claim (or series of related claims with respect to related facts or circumstances):

(i) for less than £50,000; or

(ii) unless and until the aggregate amount of all such claims for which the Seller is liable under paragraph (D) below (taking no account of those referred to in (i) above) exceeds £1,000,000, but once the aggregate amount of all such claims has exceeded such sum, the Seller shall be liable under the Warranties or the Tax Covenant in respect of the amount by which such sum is exceeded.

(B) The total aggregate liability of the Seller under the Warranties and the Tax Covenant and the indemnities in clauses 11.7 and paragraph 12.2 of Schedule 7 of this agreement (including all legal and other costs and expenses) shall not in any event exceed an amount equal to £144,463,370.

(C) The Purchaser shall not be entitled to claim for any loss of profit or indirect or consequential loss.

(D) The Seller shall only be liable in respect of any claim or payment obligation under this agreement or the Tax Covenant and the Purchaser shall only exercise any right of counter-claim against or otherwise withhold payment of any sums stated to be payable by the Purchaser to the Seller or under any other agreement subsisting between them if and to the extent that such claim or payment is agreed between the Seller and the Purchaser or admitted or adjudged payable in legal or arbitrational proceedings in a court of competent jurisdiction or determined by an independent accountant, barrister or alternate dispute resolution procedure, in each case as has been previously agreed between the Seller and the Purchaser, unless expressly provided for under this agreement or the Tax Covenant.

(E) Each provision of this Schedule shall be read and construed without prejudice to each of the other provisions of this Schedule.

(F) The Purchaser agrees and undertakes that (in the absence of fraud) it has no rights against and shall not make any claim against any employee, director, agent, officer or (other than in relation to the Vendor Due Diligence Report) adviser of the Seller, the Retained Group or any member of the Group on whom it may have relied in agreeing to any term of this agreement and any other agreement or document entered into pursuant to this agreement or entering into this agreement or any such other agreement.

(G) The only Warranties given:

(i) in respect of the Accounts are those contained in paragraphs 4.1 and 4.2 (Accounts) and 5.2 (Debt) and paragraph 8 (Compliance with applicable laws) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of the Accounts and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to the Accounts;

(ii) in respect of the Management Accounts is that contained in paragraphs 4.3 and 4.4 (Accounts) and 5.2 (Debt) and paragraph 8 (Compliance with applicable laws) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of the Management Accounts and the Purchaser acknowledges and agrees that the Seller makes no other warranty as the Management Accounts;

(iii) in respect of Property are those contained in paragraph 20 (Business Properties) and paragraph 8 (Compliance with applicable laws) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Property and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Property;

(iv) in respect of Intellectual Property are those contained in and paragraph 8 (Compliance with applicable laws) and paragraph 18 (Intellectual Property) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Intellectual Property and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Intellectual Property;

(v) in respect of environmental matters and health and safety are those contained in paragraph 8 (Compliance with applicable laws) and paragraph 21 (Environmental matters) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a warranty in respect of environmental matters and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to environmental matters;

(vi) in respect of pensions and employment matters are those contained in paragraph 8 (Compliance with applicable laws), paragraph 13 (Litigation), paragraph 22 (Employment) and paragraph 23 (Pensions) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of pensions and employment matters and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to pensions and employment matters; and

(vii) in respect of Tax are those contained in paragraphs 24 to 33 (Tax) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Tax and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Tax.

(H) As regards the Tax Covenant the provisions of this Schedule shall operate to limit the liability of the Seller in so far as any provision in this Schedule is expressed to be applicable to the Tax Covenant and the provisions of the Tax Covenant shall further operate to limit the liability of the Seller in respect of any claim thereunder.

(I) Without prejudice to clause 18 (Entire agreement) the Purchaser acknowledges and agrees that the Seller does not give or make any warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of honestly expressed opinion provided to the Purchaser (however so provided) on or prior to the date of this agreement, including, in the Information Memorandum, Vendor Due Diligence Report; Disclosure Letter or the information supplied to or made available to the Purchaser during its due diligence exercise. The Purchaser also acknowledges and agrees that the Seller does not give or make any warranty as to the accuracy or completeness of the information and documentation contained in the Data Room or the Information Memorandum or the Vendor Due Diligence Report, save as expressly set out in the Warranties.

(J) Notwithstanding the provisions of paragraph 2 of this Schedule 3, no claim shall lie against the Seller under the Warranties in respect of any event, circumstance, act or omission occurring after the sale by the Purchaser of the Shares or all or a substantial part of the business outside the Purchaser's Group (without prejudice to any rights subsisting at that time under the Warranties).

(K) No claim shall lie against the Seller under the Warranties to the extent that within 30 days following receipt of notification thereof under paragraph 2 of this Schedule 3 the matter giving rise to such claim is remedied to the reasonable satisfaction of the Purchaser without cost or disruption to the Purchaser's Group.

(L) Nothing in this agreement shall or shall be deemed to relieve or abrogate the Purchaser of any common law duty to mitigate any loss or damage including, enforcing against any person (other than the Seller) any rights any member of the Purchaser's Group has or may have in respect of the fact, matter or circumstance giving rise to the claim.

(M) The Purchaser shall procure that the Seller is given access to all such information and documentation within the possession or control of the Purchaser's Group as the Seller may reasonably require to enable it to satisfy itself as to whether any breach of the No Leakage Undertakings notified pursuant to paragraph 2 of this Schedule 3 below shall have occurred.

(N) References to the Warranties in paragraphs 4, 6, 7, 8 and 9 of this Schedule shall not include the Tax Warranties and the provisions of clauses 3, 6, 7 and 8 of the Tax Covenant shall operate to limit the liability of the Seller and to govern the claims procedure in respect of any claim under the Tax Warranties in respect of a liability for Taxation as if such claim had been a claim for a Tax Liability under the Tax Covenant.

(O) As regards any claim for breach of the No Leakage Undertakings in respect of a liability for Taxation, the provisions of clauses 3 and 6 of the Tax Covenant shall operate to limit the liability of the Seller to the extent provided therein.

2. **Time limits for bringing claims**

No claim shall be brought against the Seller in respect of any of the Warranties or No Leakage Undertakings or the Tax Covenant unless the Purchaser shall have given (or procured that there is given) to the Seller: (a) In respect of claims other than pursuant to the Tax Covenant, written notice of such claim specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed in respect thereof (detailing, if practicable, the Purchaser's good faith calculation of the loss thereby alleged to have been suffered by it or the relevant member of the Purchaser's Group) as soon as reasonably practicable following the Purchaser becoming aware of the claim (having had time to gather the facts required to conclude there is or may be a claim); and (b) in respect of claims made pursuant to the Tax Covenant, notice of the relevant Tax Assessment (as defined in the Tax Covenant) in accordance with clause 8 of the Tax Covenant or a claim under clause 10.1(ii) of the Tax Covenant (including where the Purchaser procures that the Seller receives such notice), and in any event:

(i) subject to sub-paragraph (ii), on or before 12 noon on the date that is eighteen months after the Completion Date; or

(ii) in respect of any claims under the Tax Warranties or the Tax Covenant or the environmental warranties set out in paragraph 21 of Schedule 2 (Warranties), not later than 30 Business Days after the date that falls six calendar years after the end of the accounting period in which Completion occurs,

Subject to paragraph 3 of this Schedule 3 the liability of the Seller in respect of such claim (other than a claim under the Tax Covenant) shall absolutely determine (if such claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of such claim shall not have been commenced within six months of the service of such notice and for this purpose proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller.

3. **No Liability for contingent or non-quantifiable claims**

If any breach of the Warranties arises by reason of some liability of a member of the Group which, at the time such breach or claim is notified to the Seller, is contingent only or otherwise not capable of being quantified, then the Seller shall not be under any obligation to make any payment in respect of such breach or claim unless and until such liability ceases to be contingent or becomes capable of being quantified, and the Seller's liability in respect of such claim shall not be determined pursuant to the last sentence of paragraph 2 of this Schedule 3, provided that if the Seller has been notified of the potential claim pursuant to paragraph 2 of this Schedule 3 the period for bringing a claim is extended so long as proceedings are commenced within six months of the liability becoming an actual liability or capable of being quantified. For the avoidance of doubt, this paragraph 3 is not intended to apply to (i) any portion of any damage claim that is or becomes noncontingent or capable of quantification, or (ii) damages that are merely difficult to calculate (as opposed to incapable of calculation).

4. Third party claims

(A) Upon the Purchaser or any member of the Purchaser's Group becoming aware of any claim, action or demand against it by a third party likely to give rise to any claim in respect of any of the Warranties (a "**Third Party Claim**") the Purchaser shall and shall procure that the appropriate member of the Purchaser's Group shall:

(i) as soon as reasonably practicable thereafter notify the Seller of the Third Party Claim;

(ii) subject to the Seller indemnifying the Purchaser or the relevant member of the Purchaser's Group in a form reasonably satisfactory to the Purchaser against any liability, cost, damage or expense which may be incurred thereby (but without thereby implying any admission of liability on the part of the Seller), promptly take such action and give such information and access to personnel, premises, chattels, documents and records (which the Purchaser shall procure are preserved) to the Seller and its professional advisers as the Seller may reasonably request and the Seller shall be entitled to require the relevant member of the Purchaser's Group to take such action and give such information and assistance in order to avoid, dispute, resist, mitigate, settle, compromise, defend or appeal any Third Party Claim or adjudication with respect thereto;

(iii) at the request of the Seller, subject as provided in sub-paragraph (A)(ii) above, allow the Seller to take the sole conduct of such actions as the Seller may, acting reasonably, deem appropriate in connection with any such assessment or claim in the name of the Purchaser or any relevant member of the Purchaser's Group and in that connection the Purchaser shall give or cause to be given to the Seller all such assistance as it may reasonably require in avoiding, disputing, resisting, settling, compromising, defending or appealing any such Third Party Claim and shall instruct such solicitors or other professional advisors as tha Seller may nominate to act on behalf of the Purchaser or any relevant member of the Purchaser's Group, as appropriate, but to act in accordance with the Seller's instructions;

(iv) make no admission of liability, agreement, settlement or compromise with any third party in relation to any such Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

(v) take all reasonable action to mitigate any loss suffered by it or any member of the Purchaser's Group in respect of any Third Party Claim.

(B) The Seller shall be entitled at any stage and at its absolute discretion and at its costs to settle any such Third Party Claim but will where practicable provide information as to the terms of such settlement to the Purchaser in advance of the settlement being made and consider any reasonable representations from the Purchaser in respect thereof, subject to the Seller indemnifying the Purchaser or the relevant member of the Purchaser's Group in a form reasonably satisfactory to the Purchaser against any liability, cost, damage or expenses which may be incurred thereby as a result of the Seller settling any Third Party Claim.

5. No liability if loss is otherwise compensated for

(A) No liability shall attach to the Seller by reason of any breach of any of the Warranties or the No Leakage Undertakings or under the Tax Covenant to the extent that the same loss has been recovered by the Purchaser under any other Warranty or No Leakage Undertaking or under the Tax Covenant or other term of this agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

(B) The Seller shall not be liable for breach of any of the Warranties or the No Leakage Undertakings or in respect of any claim under the Tax Covenant to the extent that the subject of the claim has been or is made good or is otherwise compensated for without cost to the Purchaser or any other member of the Purchaser's Group.

6. Recovery from insurers and other third parties

(A) If, in respect of any matter which would give rise to a claim under the Warranties any member of the Purchaser's Group is entitled to claim under any policy of insurance then, no such matter shall be the subject of a claim under the Warranties unless and until the appropriate member of the Purchaser's Group shall have made a claim against its insurers and used all reasonable endeavours to pursue such claim and any such insurance claim shall then extinguish or reduce by the amount so recovered (net of costs and expenses of recovery and Taxation payable thereon) any such claims under the Warranties.

(B) Where the Purchaser or any member of the Purchaser's Group is at any time entitled to recover from some other person (other than an insurer under an insurance policy referred to under sub-paragraph 6(A)) any sum in respect of any matter giving rise to a claim under the Warranties the Purchaser shall, and shall procure that the member of the Purchaser's Group concerned shall take all reasonable steps to enforce such recovery prior to taking action against the Seller (other than to notify the Seller of the claim against the Seller). If the Purchaser is unable to enforce such recovery and provided the Seller has been notified of the potential claim pursuant to paragraph 2 of this schedule 3, the period for bringing a claim is extended so long as proceedings are commenced within six months of the Purchaser notifying the Seller that it has been unable to enforce such recovery. In the event that the Purchaser or any member of the Purchaser's Group shall recover any amount from such other person, the amount of the claim against the Seller shall be reduced by the amount so recovered (net of costs and expenses of recovery and Taxation payable thereon).

(C) If the Seller pays at any time to the Purchaser or any member of the Purchaser's Group an amount pursuant to a claim in respect of the Warranties and the Purchaser or the relevant member of the Purchaser's Group subsequently becomes entitled to recover from some other person any sum in respect of any matter giving rise to such claim, the Purchaser shall, and shall procure that the relevant member of the Purchaser's Group shall take all reasonable steps to enforce recovery and shall, following receipt of the payment under such recovery, repay to the Seller the lesser of (i) the amount paid by the Seller to the Purchaser or relevant member of the Purchaser's Group and (ii) the sum (including interest (if any)) recoverable from such other person (net of costs and expenses of recovery and Taxation payable thereon).

(D) If any amount is repaid to the Seller by the Purchaser or any member of the Purchaser's Group pursuant to sub-paragraph (C) above, an amount equal to the amount so repaid shall be deemed never to have been paid by the Seller to the Purchaser for the purposes of calculating the Seller's total aggregate liability under paragraph 1(B) above.

7. Acts of the Purchaser

(A) No claim shall lie against the Seller under or in relation to the Warranties to the extent that such claim is attributable to (i) any voluntary act, omission, transaction, or arrangement carried out at the written request of or with the written consent of the Purchaser before Completion or under the terms of this agreement or any other agreement contemplated by it.

(B) No claim shall lie against the Seller under or in relation to the No Leakage Undertakings to the extent that such claim is attributable to any voluntary act, omission, transaction, or arrangement carried out before Completion at the written request or consent of the Purchaser but only if such request or consent includes a written acknowledgment from the Purchaser that such act, omission, transaction or arrangement would constitute a breach of the No Leakage Undertakings.

(C) The Seller shall not be liable for any breach of any Warranty which would not have arisen but for any reorganisation (including a cessation of the whole or part of any trade) or change in ownership of any member of the Purchaser's Group after Completion or change in any accounting basis on which any member of the Purchaser's Group values its assets or any accounting basis, method, policy or practice of any member of the Purchaser's Group which is different from that adopted or used in the preparation of the Accounts (save where any change is necessary to comply with GAAP).

8. The Management Accounts

No matter shall be the subject of a claim under the Warranties to the extent that specific allowance, provision or reserve in respect of such matter shall have been made in the Management Accounts or it has been included in the constituent balance of the creditors in the Management Accounts.

9. Future legislation

No liability shall arise in respect of any breach of any of the Warranties to the extent that liability for such breach occurs or is increased directly or indirectly as a result of:

(A) any legislation not in force on or prior to the date of this agreement;

(B) the withdrawal of any extra-statutory concession or other agreement or arrangement currently granted by or made with any governmental authority or Tax authority (whether or not having the force of law); or

(C) any publicised change after the date of this agreement of any generally accepted interpretation or application of any legislation or publicised in the enforcement policy or practice or rules or regulations of the relevant authorities.

10. Disclosure

The Purchaser shall not be entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if it is fairly disclosed (meaning for the purpose of this Schedule 2 and 3 disclosed in such manner and with sufficient detail so as to enable the Purchaser to identify the fact, matter or circumstance disclosed) in the Disclosure Letter or in any document referred to in the Disclosure Letter and delivered or deemed to be delivered with it, including the Data Room, the Information Memorandum and the Vendor Due Diligence Report.

11. Purchaser's knowledge

Without prejudice to paragraph 10 above, the Seller shall not be liable under the Warranties in relation to any matter forming the basis of a claim of which the Purchaser knew on or before the date of this agreement and were aware would or may constitute a claim under the Warranties. For this purpose, the Purchaser shall be deemed to have knowledge of those matters which are fairly disclosed in the Data Room, the Disclosure Letter, the Vendor Due Diligence Report and any information or documents attached thereto (provided that, subject to Schedule 2 (Warranties), no warranty is given or shall be implied as to the accuracy or completeness of the contents of any of the foregoing).

12. Claim to be reduction of Consideration

Any payment made by the Seller or any other person in respect of any claim under the Warranties or No Leakage Undertakings or the Tax Covenant shall be deemed to be a reduction of the Consideration.

13. Single recovery

The Purchaser shall not be entitled to recover damages or otherwise obtain reimbursement or restitution under the Warranties, No Leakage Undertakings or Tax Covenant more than once in respect of the same loss.

Schedule 4
(Basic information about the Company)

1.	Registered number	:	03153391
2.	Date of incorporation	:	31 January 1996
3.	Place of incorporation	:	England and Wales
4.	Address of registered office	:	Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Class of company	:	Private company limited by shares
6.	Authorised share capital	:	142,000,000 A £50/71 200,000,000 Ordinary £21/71
7.	Issued share capital	:	£149,182,761.45
8.	Loan capital	:	Nil

9. Directors:

Full name	Usual residential address	Nationality
Thomas Waterworth Drury	Legh Cottage, Legh Road, Knutsford, Cheshire WA16 8LS	British
John Anthony Gittins	East Wing, Leighton House, Leighton Road, Neston, Wirral, Merseyside CH64 3SW	British
Andrew James Hunt	Millswood, Old Neighbouring Chalford, Gloucester GL6 8AA	British
John McLeod	389 East 89th Street, New York, NY 10128, USA	British
Andrew Curtis Warren	14 Liston Road, London SW4 0DF	British

Thomas Norman O'Brien	3 Lea Bank Close Chester Road Macclesfield Cheshire SK11 8PU	British
Sharon Willis	New Trees, Windmill Hill, Rough Close, Stoke on Trent ST3 7PQ	British

10. Secretary:

Full name	Usual residential address
Timothy Michael Rayner	Dicklow Cob Farm Lower Withington Cheshire SK11 9EA

11. Accounting reference date : 31 March

12. Auditors : Deloitte & Touche

13. Tax residence: : United Kingdom

14. Business activities : Outsourcing services including call centre activities

Schedule 5
(Basic Information about the Subsidiaries)

1. 1st Software Group Limited

1. Registered number : 05455415

2. Date of incorporation : 18/05/2005

3. Place of incorporation : United Kingdom

4. Address of registered office : Pegasus House
Kings Business Park
Liverpool Road
Prescot
Merseyside L34 1PJ

5. Tax residence : United Kingdom

2. Independent Specialist Technology (UK) Limited

1. Registered number : 2958430

2. Date of incorporation : 12/08/1994

3. Place of incorporation : United Kingdom

4. Address of registered office : Pegasus House
Kings Business Park
Liverpool Road
Prescot
Merseyside L34 1PJ

5. Tax residence : United Kingdom

3. Independent Specialist Technology (UK) EBT Trustee Limited

1. Registered number : 4161473

2. Date of incorporation : 15/02/2001

3. Place of Incorporation : United Kingdom

4. Address of registered office : Pegasus House
Kings Business Park

		Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

4. 1st Software Limited

1.	Registered number	: 4427043
2.	Date of incorporation	: 29/04/2002
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

5. Ecompass Limited

1.	Registered number	: 3786110
2.	Date of incorporation	: 10/06/1999
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

6. TRM Investments Limited

1.	Registered number	: 4597513

2.	Date of incorporation	: 21/11/2002
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

7. Vertex Financial Services Holdings Limited

1.	Registered number	: 03008820
2.	Date of incorporation	: 11/01/1995
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

8. Marlborough Stirling UK Limited

1.	Registered number	: 04809107
2.	Date of incorporation	: 24/06/2003
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

9. Exchange FS Limited

1. Registered number : 02596452
2. Date of incorporation : 28/03/1991
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
   Kings Business Park
   Liverpool Road
   Prescot
   Merseyside L34 1PJ
5. Tax residence : United Kingdom

10. Crisp Computing Limited

1. Registered number : 01547979
2. Date of incorporation : 02/03/1981
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
   Kings Business Park
   Liverpool Road
   Prescot
   Merseyside L34 1PJ
5. Tax residence : United Kingdom

11. JM Deane 1999 Settlement Trustees Limited

1. Registered number : 03775921
2. Date of incorporation : 24/05/1999
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
   Kings Business Park
   Liverpool Road
   Prescot

Merseyside L34 1PJ

5. Tax residence : United Kingdom

12. Vertex Administration Limited

1. Registered number : 02138853
2. Date of incorporation : 08/06/1987
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
   Kings Business Park
   Liverpool Road
   Prescot
   Merseyside L34 1PJ
5. Tax residence : United Kingdom

13. Otter Risk Solutions Limited

1. Registered number : 04498921
2. Date of incorporation : 30/07/2002
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
   Kings Business Park
   Liverpool Road
   Prescot
   Merseyside L34 1PJ
5. Tax residence : United Kingdom

14. Vertex Life and Pensions Limited

1. Registered number : 02831043
2. Date of incorporation : 28/06/1993
3. Place of incorporation : United Kingdom

4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

15. Jessop Fund Managers Limited

1.	Registered number	: 5768993
2.	Date of Incorporation	: 04/04/06
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

16. Marlborough Stirling Canada Limited

1.	Registered number	: 621608
2.	Date of incorporation	: 31/3/03
3.	Place of incorporation	: British Columbia, Canada
4.	Address of registered office	: 2100-1075 West Georgia St. Vancouver BC V6E 3G2
5.	Tax residence	: Canada

17. Vertex Financial Services Limited

1.	Registered number	: 01855353
2.	Date of incorporation	: 15/10/1984
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

18. The Exchange Holdings Limited

1.	Registered number	: 3714713
2.	Date of incorporation	: 11/02/99
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

19. Exchange FS International Holdings Limited

1.	Registered number	: 3789058
2.	Date of incorporation	: 14/06/99
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ

5.	Tax residence	: United Kingdom

20. S.L. Marlborough Stirling España

1.	Registered number	: C.I.F.B. – 82590019 Commercial Registry of Madrid Vol 15377, book 0, Sector 8, Sheet M-256914
2.	Date of incorporation	: 19 March 2000
3.	Place of incorporation	: Madrid, Spain
4.	Address of registered office	: C/Gran Via No. 62, 10izq 28013, Madrid.
5.	Tax residence	: Spain

21. S.L. Marlborough Stirling Italia S.P.A.

1.	Registered number	: Fiscal code 03348400965
2.	Date of incorporation	: 6/12/01
3.	Place of incorporation	: Milan, Italy
4.	Address of registered office	: Via Vittor Pisani 16, 20124, Milan, Italy.
5.	Tax residence	: Italy

22. Marlborough Stirling Switzerland AG

1.	Registered number	: CH-514.3.028.411-0
2	Date of incorporation	: 23/08/04
3.	Place of incorporation	: Switzerland
4.	Address of registered office	: Vicolo Nassetta 2 c/o Fiduciaria Mega SA Succursale di Lugano 6901 Lugano Svizzera

5.	Tax residence	: Switzerland

23. Marlborough Stirling Switzerland AG – Liechtenstein Branch Office

1.	Registered number	: FL-0002.114.027-1
2	Date of incorporation	: 22/10/04
3.	Place of incorporation	: Liechtenstein
4.	Address of registered office	: Landstrasse 38 FL-9494 Schaan Liechtenstein
5.	Tax residence	: Liechtenstein

24. Ingleby (1045) Limited

1.	Registered number	: 03485429
2.	Date of incorporation	: 24/12/1997
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

25. FS Connexions UK Limited

1.	Registered number	: 02599270
2.	Date of incorporation	: 08/04/1991
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	. Pegasus House Kings Business Park Liverpool Road Prescot

Merseyside L34 1PJ

5. Tax residence : United Kingdom

26. Exchange FS International AG

1. Registered number : HRB2056
2. Date of incorporation : 17/7/2000
3. Place of incorporation : Germany
4. Address of registered office : Senefelder Strasse 23
86368 Gersthofen
Germany
5. Tax residence : Germany

27. Vertex Mortgage Services Limited

1. Registered number : 02042968
2. Date of incorporation : 01/08/1986
3. Place of incorporation : United Kingdom
4. Address of registered office : Pegasus House
Kings Business Park
Liverpool Road
Prescot
Merseyside
L34 1PJ
5. Tax residence : United Kingdom

28. Marlborough Stirling (SA) Pty Limited

1. Registered number : 99005938
2. Date of incorporation : 19/03/1999
3. Place of incorporation : South Africa

4. Address of registered office : 1 Waterhouse Place
Century City
7441

PO Box 2799
Cape Town
8000

5. Tax residence : South Africa

29. Vertex Canada Holdings Limited

1. Registered number : 1566926
2. Date of incorporation : 24/3/03
3. Place of incorporation : Ontario, Canada
4. Address of registered office : 79 Wellington St. West, Suite 3000, Toronto – Dominion Centre, Toronto. MJK 1N2
5. Tax residence : Canada

30. Vertex Customer Management (Canada) Limited

1. Registered number : 1510128
2. Date of incorporation : 11/1/02
3. Place of incorporation : Ontario
4. Address of registered office : 185 Clegg Road, Markham. L6G 1B7
5. Tax residence : Canada

31. Vertex Customer Management Limited

1. Registered number : 04542729
2. Date of incorporation : 23/09/2002

3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

32. First Revenue Assurance UK Limited

1.	Registered number	: 3325275
2.	Date of incorporation	: 27/2/97
3.	Place of incorporation	: England
4.	Address of registered office	: Pegasus House, Kings Business Park, Liverpool Road, Prescot, Merseyside. L34 1PJ;
5.	Tax residence	: United Kingdom

33. Vertex India Limited

1.	Registered number	: 04361020
2.	Date of incorporation	: 25/01/2002
3.	Place of incorporation	: United Kingdom
4.	Address of registered office	: Pegasus House Kings Business Park Liverpool Road Prescot Merseyside L34 1PJ
5.	Tax residence	: United Kingdom

34. Vertex Customer Services India Private Limited

1.	Registered number	: 123222

2. Date of incorporation : 25/11/2003

3. Place of incorporation : India

4. Address of registered office : 1st Floor Gopal Das Bhawan
28 Barakhamba Road
New Delhi
Delhi 110001
India

5. Tax residence : India

35. United Utilities US Holding GP

1. Registered number : N/A

2. Date of establishment : 30/1/06

3. Place of incorporation : Delaware

4. Address of registered office : 1105 North Mkt St., Suite 1150,
Wilmington. 19803.

5. Tax residence : USA

36. Vertex Outsourcing Holdings LLC

1. Organisation ID : 4090879

2. Date of incorporation : 09/01/2006

3. Place of incorporation : Delaware

4. Address of registered office : 1105 North Market St. Suite 1150,
Wilmington, Delaware 19803.

5. Tax residence : USA

37. Vertex Outsourcing LLC

1. Organisation ID : 4090885

2. Date of incorporation : 09/01/2006

3.	Place of incorporation	: Delaware
4.	Address of registered office	: 1105 North Market St. Suite 1150, Wilmington, Delaware 19803.
5.	Tax residence	: USA

38. First Revenue Assurance LLC

1.	Organisation ID	: 4090881
2.	Date of incorporation	: 09/01/2006
3.	Place of incorporation	: Delaware
4.	Address of registered office	: 1105, North Market St. Suite 1150 Wilmington, Delaware 19803.
5.	Tax residence	: USA

39. Aspect Online AG

6.	Registered number	: HRB2024
7.	Date of incorporation	: 09/12/1999
8.	Place of incorporation	: Germany
9.	Address of registered office	: Beim Glaspalast 7, 86153 Augsburg Germany
10.	Tax residence	: Germany

Schedule 6

Part I
(Business Properties)

UK Properties

Data room reference	Address of Property	Tenure	Tenant	Use	Lease expiry date
9.01	First Floor, BHO, Basingstoke	Leasehold	Vertex Life and Pensions Limited	Offices	28 February 2017
9.02	3rd & Pt 4th Floor, B.H.O. Basing View, Matrix House, Basingstoke	Leasehold	Vertex Life and Pensions Limited	Offices	28 February 2017
9.03	Unit G, West Ham Ind Est, Worthing Road, Basingstoke	Licence to Occupy	Vertex Life and Pensions Limited	Warehouse	As for Lease at 9.02 above or earlier on notice
9.04	Suites 11 & 12, First floor, Waterlinks House, Richard Street, Birmingham	Leasehold	VDSL	Offices	5 April 2012 (VDSL have served notice to terminate with effect from 5 April 2007)

9.05	Suites 14 - 17, First floor, Waterlinks House, Richard Street, Birmingham	Leasehold	VDSL	Offices	5 April 2012 (VDSL have served notice to terminate lease with effect from 5 April 2007.)
9.06	18 Osprey Court, Whitchurch, Bristol	Leasehold	Otter Risk Solutions Limited	Offices	10 August 2008
9.07	2 Archipelago, Lyon Way, Frimley Road, Camberly	Leasehold	VFSL	Offices	10 June 2009
9.08	Ground & First Floor Festival House (formerly known as Allen Jones House), Jessop Avenue, Cheltenham	Leasehold	VFSH	Offices	31 December 2011
9.09	Jessop House, Jessop Avenue, Cheltenham	Leasehold	VFSH	Offices	10 January 2022
9.10	Jessop Car Park, Cheltenham	Leasehold	VFSH	Land for car parking	31 December 2024
9.11	Spa Court, 10-12 Bath St, & Car Park at 19 Wellington St Cheltenham	Leasehold	VFSH	Offices / Land for car parking	4 November 2022

9.12	Montell House, Chester Business Park, Chester	Leasehold	VFSH	Offices	12 March 2016
9.13	Munro House, Portsmouth Road Cobham, Surrey	Leasehold	VFSL	Offices	8 February 2015
9.14	9 Fodderty Way, Dingwall	Leasehold	VDSL	Offices	12 October 2010
9.15	First Floor North & South Wings, Point North, Brierley Hill, Dudley	Leasehold	VFSH	Offices	25 December 2009 (Landlord has served notice to break with effect from 20 June 2006. Please refer to 9.15.09 in the Data Room)
9.16	Westwood House, Gorgie Road, Edinburgh	Leasehold	VDSL	Offices	29 December 2012
9.17	Strathcona House, Forres Enterprise Park, Forres, Scotland	Leasehold	VDSL	Offices	13 October 2005
9.18	28-30 High Street, Grays, Essex	Leasehold	VDSL	Offices	14 February 2010
9.19	Victoria House, Clarence Road,	Leasehold	VDSL	Offices	31 July 2015

	Grays Essex				
9.20	First Floor, Keynes House, The Priory, Hitchen	Leasehold	Vertex Administration Limited	Office	Not stated in draft
9.21	Pegasus House, Kings Business Park, Knowsley, Merseyside	Leasehold	VDSL	Offices	1 January 2011
9.22	Land adjacent to Pegasus House, Kings Business Park, Knowsley, Merseyside	Leasehold	VDSL	Land for car parking	31 January 2009
9.23	[Phoenix House][1], 1 Moorgate Road Kilby, Merseyside	Leasehold	VDSL	Offices	11 May 2009
9.24	Part 4th Floor, 33 Grosvenor Place, London	Leasehold	VDSL	Offices	31 July 2007
9.25	Vertex House, Hale Court Phase 2 Greencourts Styal Road,	Leasehold	VDSL	Offices	20 December 2011

[1] Title documents do not refer to this property as Phoenix House.

	Wythenshawe, Manchester Airport				
9.26	Gemini 6/62 Europa Boulevard West Business Park, Warrington	Leasehold	VDSL	Offices / Warehouse	24 March 2022
9.27	Ground Floor Unit 1, Kingmaker Court, Gallows Hill, Warwick	Leasehold	Independent Specialist Technology (UK) Ltd	Offices	3 July 2013
9.28	Sir Christopher Harding House, Northshore Road, Whitehaven, Cumbria	Leasehold	VDSL	Offices	4 November 2011
9.29	2nd & 3rd Floor, Britannia Wharf, Woking	Leasehold	Exchange FS Limited	Offices	23 June 2016
9.46	43 Timber Court, Grays, Essex RM17 6PW	Residential leasehold	VDSL	Dwelling house	15 December 2006
9.47	44 Timber Court, Grays, Essex RM17 6PW	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.48	54 Timber Court, Columbia Wharf, Grays, Essex	Residential leasehold	VDSL	Dwelling house	23 February 2007

	RM17 6PW				
9.49	66 Timber Court, Grays, Essex RM17 6PW	Residential leasehold	VDSL	Dwelling house	15 December 2006
9.50	71 Timber Court, Grays, Essex RM17 6PW	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.51	35 Grenville Road, Chafford Hundred, Grays, Essex RM16 6BG	Residential leasehold	VDSL	Dwelling house	3 January 2007
9.52	37 Grenville Road, Chafford Hundred, Grays, Essex RM16 6BG	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.53	52 Grenville Road, Chafford Hundred, Grays, Essex RM16 6BG	Residential leasehold	VDSL	Dwelling house	15 December 2006
9.54	81 Grenville Road, Chafford Hundred, Grays, Essex RM16 6BG	Residential leasehold	VDSL	Dwelling house	15 December 2006

9.55	101 Grenville Road, Chafford Hundred, Grays, Essex RM16 6BG	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.56	5 Coal Court, Grays, Essex RM16 6BE	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.57	40 Coal Court, Grays, Essex RM17 6PN	Residential leasehold	VDSL	Dwelling house	15 December 2006
9.58	89 Plymouth Road, Chafford Hundred, Grays, Essex RM16 6BL	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.59	8 Galleon Road, Chafford Hundred, Grays, Essex RM16 6BD	Residential leasehold	VDSL	Dwelling house	3 January 2007
9.60	127 Sachfield Drive, Chafford Hundred, Grays, Essex RM16 6QW	Residential leasehold	VDSL	Dwelling house	16 January 2007
9.61	3rd Floor, Southern Cross, Basingstoke	Leasehold	Vertex Life and Pensions Limited	Offices	31 December 2005

9.78	17 Foreland Close, Great Sankey, Warrington WA5 3LB	Residential leasehold	Vertex	Dwelling House	7 May 2007
9.79	36 California Close, Great Sankey, Warrington WA5 2RP	Residential leasehold	VDSL	Dwelling House	2 April 2007

Overseas Properties

Data room reference	Address of Property	Tenure	Tenant	Use	Lease expiry date
9.30	Part 8th Floor, 185 The West Mall, Etobikoke, Toronto	Leasehold	Marlborough Stirling Canada Limited	Offices	31 December 2012
9.31	15th Floor, 2 Bentall Centre, 555 Burrard St, Vancouver	Leasehold	Marlborough Stirling Canada Limited	Offices	30 June 2009
9.32	2nd Floor, Centre Court, Gurgaon, Haryana, India	Leasehold	VFSL	Offices	30 April 2007

9.33	3rd & 4th Floors, Centre Court, Gurgaon, Haryana, India	Leasehold	VFSL	Offices	30 April 2007
9.34	Unitech Centre, Haryana, India (tranche 1)	Leasehold	Vertex Customer Services India Private Limited	Offices	5 February 2008
9.35	Unitech Centre, Haryana, India (tranche 2)	Leasehold	Vertex Customer Services India Private Limited	Offices	5 February 2008
9.80	Eldeco Mansions, Sector 48, Sohna Road, Gurgaon, Haryana, India	Residential leasehold	Vertex Customer Services India Private Limited	Dwelling House	30 September 2006
9.36	3rd Floor Verschoyle House, 28 - 30 Lower Mount St, Dublin	Leasehold	VFSH	Offices	22 July 2026

9.37	Part 5th Floor, St Georges Court Hill St, Douglas, Isle Of Man	Leasehold	Vertex Webtech Limited	Offices	5 October 2022
9.38	3rd and 4th Floor, Cherry Creek Corporate Centre, Colorado	Leasehold	First Revenue Assurance LLC	Offices	30 May 2010
9.39	Fay Penn Building, 100 Laurel View Drive, Smithfield, Pennsylvania	Leasehold	Vertex Outsourcing LLC	Offices	30 September 2015
9.40	Fay Penn Building, 100 Laurel View Drive, Smithfield, Pennsylvania	Leasehold	Vertex Outsourcing LLC	Offices	30 September 2015
9.41	7701 South Stennons, Corinth, Texas	Leasehold	First Revenue Assurance LLC	Offices	30 June 2010

Key to Parties
VDSL: Vertex Data Science Limited
VFSH: Vertex Financial Services Holdings Limited
VFSL: Vertex Financial Services Limited

Part II

For the purposes of this Part II of Schedule 6, the following definitions shall apply:

"General Conditions"	means the Standard Commercial Property Conditions of Sale (Second Edition);
"Heads of Terms"	means the heads of terms or memorandum of terms of occupation drawn up in relation to the grant of a Lease, which are contained in the Data Room with the reference numbers shown in Column 4 of Table 2;
"Lease"	means the lease, underlease or licence agreement to be granted by each Owner of a Shared Property to the relevant Occupier in accordance with the provisions of this Agreement;
"Occupier"	means, in relation to any Shared Property, the relevant Occupier listed in Column 3 of Table 1 or Table 2;
"Owner"	means, in relation to any Shared Property, the relevant Owner listed in Column 2 of Table 1 or Table 2 or their successors in title;
"Property Consent"	means the consent of any landlord or other third party required for the letting of any Vertex Shared Property to the relevant Occupier, and for the purposes of this definition any Vertex Shared Property held (wholly or in part) under a lease which contains an absolute prohibition on letting shall be treated as a Vertex Shared Property which requires a landlord's consent for letting;
"Shared Properties"	means the UU Shared Properties and the Vertex Shared Properties taken together (each a "**Shared Property**");
"Standard Lease"	means each of the forms of lease contained in the Data Room with the reference numbers shown in column 4 of Table 1;
"Table 1"	means the table labelled 'Table 1' contained in Part III of Schedule 6;
"Table 2"	means the table labelled 'Table 2' contained in Part III of Schedule 6;
"UU Shared Properties"	means the properties of which a brief description is shown in Column 1 of Table 1 (each a "**UU Shared Property**"); and
"Vertex Shared Properties"	means the Properties of which a brief description is shown in Column 1 of Table 2 (each a "**Vertex Shared Property**").

1. **Application and Agreement for Lease**

1.1. The Seller shall use all reasonable endeavours to procure that each Owner of a Shared Property will, prior to the Completion Date, grant to the relevant Occupier a Lease on the terms contemplated by the provisions of this Part II of Schedule 6.

1.2 Save as provided in sub-paragraph 1.1 above and paragraph 4 below, this Part II of Schedule 6 applies to the extent that Leases have not been granted by each of the Owners of the Shared Properties to the relevant Occupiers prior to the Completion Date and incorporates the General Conditions to the extent that they are not expressly varied or otherwise inconsistent with the terms of this Agreement.

1.3 The Seller shall procure that each Owner of the UU Shared Properties will grant to the relevant Occupier a Lease in the form of the applicable Standard Lease within 3 months following the Completion Date.

1.4 No loss or damage to any of the UU Shared Properties nor any deterioration in their state of repair or condition is the responsibility of the Seller or the relevant Owner or is to annul this agreement or give rise to any abatement in rent, any claim to compensation or damages or entitle the Purchaser or the relevant Occupier to delay completion or to rescind.

1.5 Subject to obtaining any requisite Property Consent, the Purchaser shall procure that each Owner of the Vertex Shared Properties will grant to the relevant Occupier a Lease upon the terms evidenced in the applicable Heads of Terms and otherwise as set out in this Schedule 6 within 12 months following the Completion Date.

1.6 No loss or damage to any of the Vertex Shared Properties nor any deterioration in their state of repair or condition is the responsibility of the Purchaser or the relevant Owner or is to annul this agreement or give rise to any abatement in rent, any claim to compensation or damages or entitle the Seller or the relevant Occupier to delay completion or to rescind.

2. **Matters to which the sale is subject**

Each Shared Property is to be let subject to and (where appropriate) with the benefit of the following matters:

(A) matters contained or referred to in the applicable Heads of Terms or Standard Lease (as the case may be);

(B) matters discoverable by inspection of the relevant Shared Property at the date of this Agreement;

(C) matters the Seller or the relevant Owner does not know about at the date of this Agreement;

(D) matters disclosed or which would have been disclosed by the searches and enquiries which a prudent tenant would have made before entering into this Agreement;

(E) unregistered interests of the kind referred to in Schedule 1 or Schedule 3 of the Land Registration Act 2002;

(F) entries made in any public register (including those maintained by the Land Registry or its Land Charges Department or by Companies House) at the date of this Agreement or on the Completion Date other than any in respect of charges created by the Seller or the relevant Owner to secure the repayment of money;

(G) all local land charges and all matters capable of registration as local land charges;

(H) all notices served and orders, demands, proposals or requirements made by any local or other competent authority; and

(I) all exceptions and reservations of whatever nature, all rights of way, water, light, air or other rights, easements, quasi-easements, servitudes and wayleaves (whether constituted in the title deeds or otherwise).

3. Title

The Seller (in relation to the Vertex Shared Properties) and the Purchaser (in relation to the UU Shared Properties) accept each Owner's title to the relevant Shared Property and shall not, and shall procure that the relevant Occupier will not, raise any further enquiry or requisition in relation to it.

4. Property consents

4.1 This paragraph applies to those Vertex Shared Properties in relation to which a Property Consent is required and where such Property Consent remains to be obtained as at the Completion Date, and this paragraph shall continue to apply until the relevant Property Consent shall have been obtained or until this Agreement shall cease to apply to such Vertex Shared Properties in accordance with the terms of this Agreement.

4.2 The Purchaser shall use all reasonable endeavours to obtain the Property Consents. Subject to paragraph 4.5 below, neither the Seller nor the relevant Occupier shall be obliged to pay any moneys to any landlord nor to provide any guarantees by the Seller's or relevant Occupier's bankers or directors, or to lodge moneys by way of deposit, or provide any other form of security other than a direct covenant by the relevant Occupier with any landlord relating to the observance and performance of the terms of the relevant lease in such form as the relevant landlord is entitled to require. For the avoidance of doubt, and subject to sub-paragraph 4.5 below, the Purchaser shall not be obliged to pay any moneys to any landlord nor to provide any guarantees or security to any landlord.

4.3 The Seller shall procure that the relevant Occupier will promptly supply all references and other evidence and information reasonably required by any landlord in order to obtain the Property Consents.

4.4 The Seller shall procure that the relevant Occupier will promptly enter into any deed or document in favour of a third party required pursuant to an encumbrance or lease affecting the relevant Owner's title to a Vertex Shared Property where such encumbrance or lease prescribes that the delivery of such deed or document is a condition to any subletting of that Vertex Shared Property being permitted.

4.5 The professional and other fees of any landlord incurred in connection with any application for a Property Consent shall be borne equally by the Purchaser (or the relevant Owner) and the Seller (or the relevant Occupier).

5. Delayed legal completion

5.1 If a Property Consent has not been obtained by the Completion Date then (subject to sub-paragraph 5.9 below) the date for legal completion of the letting of the relevant Vertex Shared Property shall be postponed to the tenth Business Day after reasonable evidence is provided to the relevant Occupier that the Property Consent has been obtained.

5.2 Pending legal completion of the Lease of a UU Shared Property, and with effect from the Completion Date, the Seller shall procure that the relevant Owner will:

(A) permit the relevant Occupier (with all persons authorised by it) to continue to occupy the area of that UU Shared Property used for the purposes of its business as at the date of this Agreement; and

(B) procure that no contract is entered into disposing of any interest in that UU Shared Property otherwise than to a member of the same group of companies as the relevant Owner, within the meaning of section 42 of the Landlord and Tenant Act 1954.

5.3 Pending legal completion of a Lease of a Vertex Shared Property, and with effect from the Completion Date, the Purchaser shall procure that the relevant Owner will:

(A) permit the relevant Occupier (with all persons authorised by it) to continue to occupy the area of that Vertex Shared Property used for the purposes of its business as at the date of this Agreement;

(B) procure that no contract is entered into disposing of any interest in that Vertex Shared Property otherwise than to a member of the same group of companies as the relevant Owner, within the meaning of section 42 of the Landlord and Tenant Act 1954; and

(C) procure that the rents, service charges and other sums reserved by the Owner's lease of that Vertex Shared Property are paid and the covenants and conditions on the part of the lessee contained in the relevant lease are observed and performed.

5.4 Pending legal completion of a Lease and as from the Completion Date, the Seller shall procure that each Occupier of a Vertex Shared Property (i) will pay to the relevant Owner a fee, or a proportionate part thereof, at the same rate as the principal yearly rent specified in the applicable Heads of Terms (as shown in Column 5 of Table 2, subject to review as provided for in the applicable Heads of Terms) as if a lease reserving such rent had been granted to the Occupier on the Completion Date (ii) will pay, if applicable, by way of contribution to the service charge, rates and other outgoings payable pursuant to the Owner's lease of the relevant Vertex Shared Property, a fee of an amount equal to the proportion of such charges as are allocated to the business of that Occupier as at the date of this Agreement or, if there is no such allocation, an amount that is fair and reasonable in all the circumstances; (iii) will observe and perform the applicable covenants and conditions on the part of the lessee in the relevant Owner's lease of that Vertex Shared Property, (iv) will not infringe any statutory requirement relating to that Vertex Shared Property and (v) will indemnify the relevant Owner in respect of all losses, liabilities and costs incurred by the relevant Owner as a result of any act, neglect, default or omission on the part of the relevant Occupier to perform or comply with such covenants and conditions.

5.5 Pending legal completion of a Lease and as from the Completion Date, the Purchaser shall procure that each Occupier of a UU Shared Property (i) will pay to the relevant Owner a fee, or a proportionate part thereof, at the same rate as the principal rent specified in the applicable Standard Lease (as shown in Column 5 of Table 1, subject to review in accordance with the terms of the applicable Standard Lease), as if a lease in the form of the applicable Standard Lease had been granted to the Occupier on the Completion Date, (ii) will pay, if applicable, by way of contribution to the rates, property taxes and all other outgoings payable by the Owner in respect of the relevant UU Shared Property, a fee of an amount equal to the proportion of such charges as are allocated to the business of that Occupier as at the date of this Agreement or, if there is no such allocation, an amount that is fair and reasonable in all the circumstances, (iv) will observe and perform the covenants and obligations on the part of the lessee contained in the applicable Standard Lease, as if a lease in the form of the applicable Standard Lease had been granted to the Occupier on the Completion Date, and (v) will not infringe any statutory requirement relating to that UU Shared Property.

5.6 If the relevant landlord or any other person interested in a Vertex Shared Property commences proceedings, raises any objection or takes any other action in connection with an Occupier's occupation of a Vertex Shared Property pending the obtaining of a Property Consent, the Purchaser shall procure that the relevant Owner shall forthwith at its own expense take such reasonable steps as the Seller (or the relevant Occupier) and the Purchaser (or the relevant Owner), each acting reasonably, consider appropriate with a view to securing the relevant Occupier's continued occupation of the relevant Vertex Shared Property in accordance with this Agreement.

5.7 An Occupier's permission to occupy a Vertex Shared Property will come to an end on legal completion of the relevant Lease.

5.8 The Seller and the Purchaser agree that if (i) a Property Consent is not obtained within 12 months following the Completion Date, or (ii) the Owner and the relevant Occupier of a Vertex Shared Property, acting reasonably and having complied, if applicable, with sub-paragraph 5.6 above, agree that there is no reasonable prospect of obtaining such Property Consent within that time, then that Occupier shall vacate the Vertex Shared Property which it occupies as soon as is reasonably practicable, notwithstanding any provision to the contrary contained in any applicable Heads of Terms.

5.9 The Seller and the Purchaser agree that if any action of the kind specified in sub-paragraph 5.6 above is taken by any landlord or other person interested in a Vertex Shared Property, then, subject to compliance with the obligations set out in that sub-paragraph, the relevant Occupier shall vacate that Vertex Shared Property as soon as is reasonably practicable following receipt by that Occupier of written notification that such action has been taken.

5.10 In the event that the relevant Occupier is obliged to vacate the premises at Westwood House, Gorgie Road, Edinburgh in accordance with sub-paragraphs 5.8 or 5.9 above, then the Seller shall, or shall procure that the relevant Owner will, pay to the relevant Occupier that Occupier's Relocation Costs (as defined in the Heads of Terms relating to this property contained in the Data Room at 9.16.04).

6. The Lease

6.1 In respect of each UU Shared Property, on legal completion of a Lease the Seller shall procure that the relevant Owner will deliver a duly executed Lease to the relevant Occupier and the Purchaser shall procure that the relevant Occupier will accept the Lease and will deliver a duly executed counterpart to the relevant Owner.

6.2 In respect of each Vertex Shared Property, on legal completion of a Lease the Purchaser shall procure that the relevant Owner will deliver a duly executed Lease to the relevant Occupier and the Seller shall procure that the relevant Occupier will accept the Lease and will deliver a duly executed counterpart to the relevant Owner.

6.3 The Lease of each of the UU Shared Properties shall be in the form of the applicable Standard Lease, with only such variations as the Seller and the Purchaser may agree.

6.4 The terms of each Lease in respect of each of the Vertex Shared Properties shall be as follows (with such variations the Seller and the Purchaser may agree, acting reasonably):

(A) the Lease shall be granted on the terms and conditions specified in the applicable Heads of Terms;

(B) the demise shall be such area as is occupied by the relevant Occupier as at the date of this Agreement, unless otherwise agreed between the Seller and the Purchaser (both parties acting reasonably);

(C) the commencement date for the rents reserved under the Lease shall be the Completion Date;

(D) the terms of any termination rights on the part of a superior landlord in any headlease shall be incorporated so as to provide the relevant Occupier with corresponding rights to terminate the Lease; and

(E) the Lease (in respect of Shared Property situated in England) shall include an agreement between the parties that the provisions of sections 24-28 of the Landlord and Tenant Act 1954 are excluded in relation to the tenancy created by the Lease and the parties shall take all such steps as are necessary validly to exclude those provisions.

7. **Standard Conditions**

In the General Conditions:

(A) "clearing bank" means Barclays Bank PLC, HBOS plc, HSBC Bank plc, Lloyds TSB Bank PLC, National Westminster Bank PLC or The Royal Bank of Scotland PLC;

(B) the "contract rate" means 3 per centum per annum over the base lending rate from time to time of Barclays Bank PLC;

(C) General Conditions 3.1, 6.1, 6.2, 6.3.1, 6.4.2, 7.1.2, 7.1.3, 7.1.4(b), 10.2.4, 10.2.5 and 10.3 shall not apply; and

(D) at the end of General Condition 1.3.1 shall be added "which for this purpose does not include e-mail."

8. **Further Assurance**

The Seller and the Purchaser agree that they shall from time to time on request by the other party, do or procure the doing of all acts and/or execute or procure the execution of all documents in a form satisfactory to the other party which the other party may consider reasonably necessary for giving full effect to this Schedule 6 and securing to each party the full benefit of the rights, powers and remedies conferred in this Schedule 6.

Part III

Table 1 – UU Shared Properties

Column 1 (Property)	Column 2 (Owner)	Column 3 (Occupier)	Column 4 (Data Room reference)	Column 5 (Rent)
4th Floor, Linley House, Dickinson Street, Manchester	United Utilities Electricity PLC	Vertex Data Science Limited	9.61.03	£342,300 per annum
Areas D&E of the former Depot Building, Manchester Road, Bolton	United Utilities Property Solutions Limited	Vertex Data Science Limited	9.62.02	£108,143 (for the period 1 August 2006 – 31 March 2007)
Area F of the former Depot Building, Manchester Road, Bolton	United Utilities Property Solutions Limited	Vertex Data Science Limited	9.63.02	£28,930 (for the period 1 November 2006 – 31 March 2007)
Area H of the former Depot Building, Manchester Road, Bolton	United Utilities Property Solutions Limited	Vertex Data Science Limited	9.65.02	£160,350 per annum
Area K of the former Depot Building, Manchester Road, Bolton	United Utilities Property Solutions Limited	Vertex Data Science Limited	9.66.02	£8,809 (for the period 1 November 2006 – 31 December 2006)

Table 2 – Vertex Shared Properties

Column 1 (Property)	Column 2 (Owner)	Column 3 (Occupier)	Column 4 (Data Room reference)	Column 5 (Rent)
First Floor offices, Sir Christopher Harding House, Whitehaven, Cumbria	Vertex Data Science Limited	United Utilities Water plc	9.28.03	£153,862 per annum

Part Ground Floor, Phase II Warrington Phase 6 / 62 Europa Boulevard, Gemini West Business Park, Warrington	Vertex Data Science Limited	United Utilities Water plc	9.26.05	£112,332 per annum
Westwood House, Gorgie Road, Edinburgh	Vertex Data Science Limited	United Utilities Networks Limited	9.16.04	£410,000 per annum

Schedule 7
(Pensions)

1. Definitions

1.1 For the purposes of this Schedule the following expressions shall have the following meanings:-

"Active Members"	means those Employees who are active members of the Seller's Scheme immediately prior to the Completion Date.
"Actuarial Assumptions"	means the actuarial method and assumptions specified in the Actuary's Letter.
"Actuary"	means a person who is a Fellow of the Institute of Actuaries or a Fellow of the Faculty of Actuaries in Scotland.
"Actuary's Letter"	means the letter from the Seller's Actuary to the Purchaser's Actuary in relation to the Seller's Scheme, a copy of which is attached as Annex A.
"Agreed Interest Rate"	means the base rate from time to time prescribed by Lloyds TSB Group plc plus 2%.
"Payment Date"	means, in relation to each Seller's Scheme, 20 Business Days after the date on which the Pension Liabilities are determined and agreed in accordance with paragraph 4.1 (or, where paragraph 8 applies, 20 Business Days after the Pension Liabilities are certified pursuant to that paragraph).
"Pension Liabilities"	has the same meaning as under the Actuary's Letter.
"Protected Member"	means an Active Member who participates in the UUESPS and who is a Protected Person (as defined in the Protected Person Regulations).
"Protected Person Regulations"	means the Electricity (Protected Persons) (England and Wales) Pension Regulations 1990.
"Purchaser's Actuary"	means the Actuary or firm of Actuaries appointed by the

Purchaser for the purposes of this Schedule.

"Purchaser's Scheme" means the retirement benefits scheme or schemes (or, if the context so requires, the trustees of the relevant scheme) nominated by the Purchaser pursuant to paragraph 3.1(A) provided that the Purchaser may nominate no more than one scheme in relation to the Transferring Members of each Seller's Scheme.

"Retirement Benefit" means all or any of any pension, lump sum or other like benefit provided or to be provided:

- on or after retirement;
- on death;
- on or after termination of employment;
- on or in connection with permanent disability,

but excluding any benefit provided under an arrangement the sole purpose of which is to provide benefits on injury or death by accident occurring whilst an Employee.

"Seller's Actuary" means the Actuary or firm of Actuaries appointed by the Seller for the purposes of this Schedule.

"Seller's Scheme" means:

(i) the United Utilities Pension Scheme currently constituted by a trust deed dated 13 March 2005 (as subsequently amended) or, if the context so requires, the trustees of that scheme (**"UUPS"**); and/or

(ii) the United Utilities Group of the Electricity Supply Pension Scheme currently constituted and established by a trust deed dated 20 January 1983 (as subsequently amended) or, if the context so requires, the trustees of that scheme (**"UUESPS"**).

"Timing Adjustment" has the same meaning as under the Actuary's Letter.

"Transfer Amount"	has the same meaning as under the Actuary's Letter.
"Transferring Members"	means those Active Members:

(i) who elect or consent, by at least 2 business days before the Payment Date, in such form as the Seller may reasonably require (such form to include a discharge and indemnity in favour of the Seller's Scheme for any liability to or in respect of the Transferring Members to provide any further benefits in respect of their accrued rights (other than their accrued rights to guaranteed minimum pensions where the liability for these is retained by the Seller's Scheme)) to a payment (in cash or in other assets) being made by the Seller's Scheme to the Purchaser's Scheme in lieu of their accrued rights (or, where the Purchaser's Scheme is not a contracted-out scheme, in lieu of their accrued rights other than their accrued rights to guaranteed minimum pensions) under the Seller's Scheme; and

(ii) who do not withdraw that election or consent.

(B) The provisions of this Schedule shall apply separately to each Seller's Scheme and references to **"Seller's Scheme"** shall be construed accordingly.

(C) References in this Schedule to employees include directors.

(D) References in this Schedule to paragraphs are references to paragraphs of this Schedule.

(E) If any index used for the purposes of this Schedule (including, for the avoidance of doubt, the Actuary's Letter) is not compiled or ceases to exist it shall be replaced by such index as is agreed between the Seller's Actuary and the Purchaser's Actuary or, in default of agreement, as is determined under paragraph 8.

2. Matters Relating to the Seller's Scheme

2.1 Submission of notices for Seller's approval

The Purchaser undertakes to procure that the notices to be issued pursuant to paragraphs 3.1(B) and 7.2 will be submitted in advance of their issue to the Seller and will not be issued until the Seller has approved them, such approval not to be unreasonably withheld or delayed.

2.2 Parties to do everything necessary to comply with contracting-out requirements

The Seller and the Purchaser shall take, and the Purchaser shall procure that the Company takes, such steps as may reasonably be required of them, including the completion of any notices and elections, to procure that the Company and the Seller's Scheme complies with all relevant contracting-out requirements including without limitation that the Company ceases to hold or be named in a contracting-out certificate by reference to the Seller's Scheme with effect from the Completion Date.

3. The Purchaser's Scheme

3.1 The Purchaser to nominate a pension scheme and offer membership

The Purchaser shall procure that:

(A) before the Completion Date it will nominate a retirement benefits scheme:

(i) which the Company will have established (or become a party to) with effect from a date no later than the Completion Date;

(ii) which is approved or is capable of approval as a registered pension scheme;

(iii) to which the Seller's Scheme can make a transfer payment without prejudicing the status of the Seller's Scheme as a registered pension scheme; and

(iv) which is contracted out on a reference scheme basis;

(B) the Active Members will be offered membership of the Purchaser's Scheme with effect from the Completion Date in terms complying with paragraph 3.4;

(C) the Purchaser's Scheme will be a relevant scheme or alternative scheme (as those terms are defined in the Protected Persons Regulations) in accordance with the Protected Persons Regulations for the purposes of the Protected Members;

(D) the benefits for future service provided by the Purchaser's Scheme to the Protected Members as at the Completion Date comply with the relevant requirements of the Protected Persons Regulations; and

(E) it shall and it shall procure that the Purchaser's Scheme shall comply with all relevant requirements of the Seller's Scheme under its trust deed and rules in order that the Seller's Scheme may transfer the Transfer Amount and the benefits in respect of the Transferring Members to the Purchaser's Scheme.

3.2 Tax and contracting-out matters relating to the Purchaser's Scheme

The Purchaser shall use best endeavours to procure by the Payment Date:

(A) that the Purchaser's Scheme is a registered scheme; and

(B) insofar as any part of the Transfer Amount would represent amounts in respect of accrued rights to guaranteed minimum pensions or rights relating to contracted out employment after 5th April, 1997, that the Company holds or is named in a current contracting-out certificate in relation to the Purchaser's Scheme.

3.3 Compliance with statute and schedule by Purchaser and financial matters relating to the Purchaser's Scheme

The Purchaser shall procure by the Payment Date that:

(A) the Purchaser's Scheme delivers to the Seller's Scheme an undertaking under which the Purchaser's Scheme;

(i) agrees to accept the Transfer Amount in full and final settlement of all claims against the Seller's Scheme in respect of the Transferring Members;

(ii) agrees to provide benefits to the Transferring Members in accordance with paragraph 7 and the announcement made to the Transferring Members under paragraph 7.2; and

(iii) agrees to comply with the applicable requirements of Her Majesty's Revenue and Customs, the relevant preservation requirements of the Pension Schemes Act 1993 and contracting-out requirements of that Act and the relevant provisions of the trust deed and rules of the Seller's Scheme; and

(B) where the Purchaser's Scheme had any liabilities before the Payment Date the Purchaser's Actuary delivers a certificate to the Seller and to the Seller's Scheme confirming that, in his opinion, were an actuarial valuation of the Purchaser's Scheme to be carried out immediately before the Payment Date using the Actuarial Assumptions that valuation would show the Purchaser's Scheme to be in balance or surplus; and

(C) a copy of the most recent (if any) audited accounts of the Purchaser's Scheme has been supplied to the Seller.

3.4 Future service benefits to be of equal actuarial value

(A) Subject to the remaining provisions of this paragraph 3.4, the Purchaser shall procure that the benefits to be offered under the Purchaser's Scheme to and in respect of each Active Member other than a Defined Contribution Member (see paragraph 3.4(C)) in respect of service for the period of 12 months from and including the Completion Date (the **"Future Benefits"**) and valued as at the Completion Date are of equivalent actuarial value overall (on the basis of the Actuarial Assumptions) to the value of the benefits to and in respect of that Active Member which would have been provided in respect of his service after the Completion Date under the Seller's Scheme as in force at the date of this

Agreement but for the sale provided for in this Agreement but subject to the powers of amendment and discontinuance in the Purchaser's Scheme provided such powers shall not be exercised with effect from a date prior to expiry of 12 months from and including the Completion Date provided that any change made to benefits of the UUESPS and which are adopted by the Purchaser's Scheme in relation to Protected Members shall not be treated as a breach of this paragraph 3.4(A) by the Purchaser.

(B) In determining whether the Future Benefits are of equivalent actuarial value overall to those of the Seller's Scheme for the purposes of (A), due account shall be taken of any difference in the levels of members' contributions between the Purchaser's Scheme and the Seller's Scheme.

(C) Subject to the remaining provisions of this paragraph 3.4(C), the Purchaser shall procure that the benefits (including the employer and employee contribution obligations and options) to be offered under the Purchaser's Scheme to and in respect of each Active Member who participates in the defined contribution sections of the UUPS (**"Defined Contribution Members"**), in respect of service for the period of 12 months from and including the Completion Date (the **"Future Benefits"**) are identical to the benefits (including the employer and employee contribution obligations and options) payable to and in respect of that Active Member which would have been provided in respect of his service after the Completion Date under the Seller's Scheme as in force at the date of this Agreement but for the sale provided for in this Agreement.

(D) A certificate from the Purchaser's Actuary as agreed by the Seller's Actuary (and in default of agreement as to the certificate, the disagreement shall be resolved in accordance with paragraph 8) addressed to the Seller and the Purchaser and dated on or before the Completion Date that the benefits offered to the Active Members comply with the preceding provisions of this paragraph 3.4 shall be conclusive evidence of that fact.

(E) The Purchaser's obligations in this paragraph 3.4 shall be without prejudice to any obligation imposed on the Purchaser, any member of the Group or any member of the Purchaser's Group under any provision of legislation, statutory instrument or contract.

(F) This paragraph 3.4 does not apply to Retirement Benefits (whether contractual or otherwise) which are provided under the Seller's Scheme on the death, disability or involuntary termination of employment of an Employee – see paragraph 3.5.

(G) The principles of this paragraph 3.4 shall also apply, mutatis mutandis, to benefits under the UK Schemes other than the Seller's Scheme and under the Overseas Schemes except in each case as the Seller and Purchaser may otherwise agree.

3.5 Benefits on involuntary termination of employment, disability and death

(A) This paragraph 3.5 applies where Retirement Benefits (whether contractual or otherwise) are provided under the Seller's Scheme or by a member of the Group (in each case, as in

force at the date of this Agreement) on the death, disability or involuntary termination of employment of an Employee. If the death, disability or notice of involuntary termination of employment of an Employee or, to the extent applicable his spouse, child or dependent, takes place in the period of 12 months immediately following the Completion Date, Retirement Benefits must be provided on such events which are payable in circumstances and under conditions which are not materially less favourable to the beneficiary concerned as those which would have applied had the death, disability or involuntary termination of employment occurred whilst the beneficiary was a beneficiary of the Seller's Scheme in question under the provisions of that Seller' Scheme or employed by a member of the Group (in each case, as in force at the date of this Agreement), and there must be no material reduction in the value of such Retirement Benefits, calculated on the basis of the Actuarial Assumptions;

(B) Such Retirement Benefits must be awarded and calculated as if the Employee had continued to be in service for the purposes of the Seller's Scheme or other benefit in question;

(C) The value of the Retirement Benefits to be provided under this paragraph 3.5 shall be reduced by either:

- the amount (if any) of any benefit which the Seller's Scheme in fact pays to or in respect of an Employee on the relevant event referred to in paragraph 3.5 (A) occurring; or
- an amount agreed by the Seller and the Purchaser either before or after that event occurs to represent the value of the benefits so payable or paid by the Seller's Scheme.

(D) The principles of this paragraph 3.5 shall also apply, mutatis mutandis, to benefits under the UK Schemes other than the Seller's Scheme and under the Overseas Schemes except in each case as the Seller and Purchaser may otherwise agree.

3.6 Assistance

The Seller shall provide to the Purchaser, in the period between the date of this Agreement and the Completion Date, reasonable assistance in answering queries in connection with the Seller's Scheme.

4. Determination of Pension Liabilities and Other Matters

4.1 Pension Liabilities

Immediately after the Completion Date the Seller and the Purchaser shall respectively instruct the Seller's Actuary and the Purchaser's Actuary to consult with a view to the Seller's Actuary

determining and the Purchaser's Actuary agreeing the Pension Liabilities within 90 days after the Completion Date.

4.2 Accuracy of information to be provided to the Actuaries by the Seller

(A) The Seller shall procure that all such information in its possession, custody or control as the Seller's Actuary or the Purchaser's Actuary may reasonably request for the purpose of calculating the Pension Liabilities and the Transfer Amount shall be made available promptly to such Actuary.

(B) The Seller hereby warrants to the Purchaser that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Schedule and shall contain no omission material to the calculation of the Transfer Amount or material to any other calculation or determination for the purposes of this Schedule.

4.3 Accuracy of information to be provided to the Actuaries by the Purchaser

(A) The Purchaser shall procure that all such information in its or the Company's possession, custody or control as the Seller's Actuary or the Purchaser's Actuary may reasonably request for the purpose of calculating the Pension Liabilities and the Transfer Amount shall be made available promptly to such Actuary.

(B) The Purchaser hereby warrants to the Seller that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Schedule and shall contain no omission material to the calculation of the Transfer Amount or material to any other calculation or determination for the purposes of this Schedule.

5. Payment of Transfer Amounts and Excess Payment

5.1 Seller's obligations conditional upon Purchaser's obligations being duly performed

The Seller's obligations in this paragraph 5 are conditional upon the Purchaser's obligations in paragraphs 2, 3 and 9.2(A) being duly performed before the Payment Date

5.2 Payment of Transfer Amount

(A) Subject to paragraph 5.1, the Seller shall use its reasonable endeavours to procure that on the Payment Date or, at the Seller's discretion, before the Payment Date, the Seller's Scheme (to the extent that it can lawfully make such payment) shall pay the Transfer Amount to the Purchaser's Scheme.

(B) The payment of the Transfer Amount shall be satisfied by the transfer of a reasonable cross-section of the assets of the Seller's Scheme (as agreed by the Seller's Scheme and

the Purchaser's Scheme) having a mid-market value on the day before the Payment Date equal to the Transfer Amount.

(C) If the Seller's Scheme and the Purchaser's Scheme are unable to agree some or all of the particular assets to be transferred or the mid-market value of any such assets, the payment of the Transfer Amount (or the appropriate part of it) shall be satisfied by the Seller's Scheme transferring cash equal to that part of the Transfer Amount in respect of which there has been no agreement as to the assets to be transferred.

5.3 Shortfall

(A) Subject to paragraph 5.1, if the amount which has been actually transferred (if any) by the Seller's Scheme to the Purchaser's Scheme on or before the Payment Date in respect of the Transferring Members is less than the Transfer Amount, then the Seller shall pay to the Purchaser (or as the Purchaser directs) within 20 Business Days after the Payment Date, so far as possible by way of repayment of the consideration payable for the Shares pursuant to this Agreement, a sum in cash (the "**Shortfall**") calculated according to the formula:

$$(A-B+C)$$

where

A = the Transfer Amount;

B = the amount actually transferred on or before the Payment Date multiplied by the Timing Adjustment for the period from and including the date or dates on which such amount was transferred to and excluding the Payment Date;

C = the amount representing interest at the Agreed Interest Rate on an amount equal to A - B for the period from and including the Payment Date to and excluding the date on which payment is made under this sub-paragraph;

and the Purchaser shall then pay to the Purchaser's Scheme a sum in cash equal to (A-B + C).

The amount of the Shortfall shall be determined by the Seller's Actuary and agreed by the Purchaser's Actuary or, in default of agreement, be determined under paragraph 8.

5.4 Retained Benefits

If, after the Payment Date, the Seller's Scheme makes any payment to the Purchaser's Scheme in respect of any benefits retained by the Seller's Scheme in respect of any Transferring Member

the Purchaser shall pay within 20 Business Days to the Seller by way of an adjustment of the consideration payable for the Shares pursuant to this Agreement a sum equal to that payment plus interest at the Agreed Interest Rate on the amount due from and including the date on which the payment was made by the Seller's Scheme to and excluding the date on which payment actually is made by the Purchaser.

6. Voluntary Fund

6.1 Meaning of "Voluntary Fund"

In this paragraph 6, the expression **"Voluntary Fund"** means a fund comprising those voluntary contributions, or the investments or moneys representing them and any income derived from them, in respect of which the entitlements of the members who have paid them are not related to earnings (however defined) but are based on the respective parts of such Voluntary Fund which are attributable to them.

6.2 Voluntary Fund to be disregarded for calculations

Notwithstanding the preceding provisions of this Schedule, if within the Seller's Scheme there is a Voluntary Fund, the Voluntary Fund, the benefits payable from it, the contributions payable to it and any transfer payment made from it shall be disregarded for all the preceding provisions of this Schedule except paragraph 3.4.

6.3 Transfer of Voluntary Fund

The Seller shall nevertheless use its reasonable endeavours to procure that the part of the Voluntary Fund attributable to the Transferring Members in accordance with the provisions of the Seller's Scheme is transferred to the Purchaser's Scheme on the Payment Date.

6.4 Money Purchase Fund

(i) If within the Seller's Scheme there is a Money Purchase Fund the provisions of paragraphs 6.2 and 6.3 shall apply to such Money Purchase Fund as if it were a Voluntary Fund.

(ii) In this paragraph 6, the expression **"Money Purchase Fund"** means a fund, other than a Voluntary Fund, comprising contributions, or the investments or moneys representing them and any income derived from them, in respect of which the entitlements of members to whom they relate are not related to earnings (however defined) but are based on the respective parts of such Money Purchase Fund which are attributable to them.

7. Transfer Amounts to Purchase Benefits for Transferring Members

7.1 Benefits for Transferring Members

Subject to receipt in full of the Transfer Amount by the Purchaser's Scheme (or, as the case may be, the payment of the Shortfall by the Seller under paragraph 5.3), the Purchaser shall procure

that the Purchaser's Scheme shall provide benefits in respect of the pensionable service (including transfer credits) of each Transferring Member in the Seller's Scheme before Completion which are of equal actuarial value on the basis of the Actuarial Assumptions to the benefits applying in the Seller's Scheme (as in force on the date of this Agreement) in relation to such service.

7.2 Communication of paragraph 7.1 to Transferring Members

The Purchaser shall notify the Transferring Members of the benefits to be provided by the Purchaser's Scheme in relation to their accrued rights in accordance with paragraph 7.1.

8. Disputes

8.1 Referral to an independent Actuary

(A) Any dispute between the Seller's Actuary and the Purchaser's Actuary concerning the determination or agreement of the Transfer Amount or of any other matters to be determined or agreed by them for the purposes of this Schedule shall, in the absence of agreement between them, be referred to an independent Actuary.

(B) The independent Actuary shall be nominated jointly by the Seller and the Purchaser or, failing such nomination, shall be nominated by, and his terms of appointment agreed by, the President for the time being of The Institute of Actuaries at the instance of the party first applying to him.

8.2 Independent Actuary to act as expert and direct payment of costs

The independent Actuary so appointed shall act as an expert and not as an arbitrator. His decision shall be final and binding. His costs shall be borne between the Seller of the one part and the Purchaser of the other part as the independent Actuary may direct.

9. No Assistance to be given by the Purchaser

9.1 No assistance to be given which would result in an amount larger than the Transfer Amount being payable

(A) The Purchaser undertakes neither to take any action nor to assist, whether directly or indirectly, any person in any manner which would result in the Seller's Scheme having to pay a larger amount than the Transfer Amount to the Purchaser's Scheme.

(B) The Purchaser agrees that this undertaking extends to the Purchaser and any member of the Purchaser's Group.

9.2 Purchaser's Scheme trust deed and rules to require Purchaser to approve acceptance of transfer payment

The Purchaser undertakes to the Seller:

(A) that with effect from the Completion Date the trust deed and rules of the Purchaser's Scheme will require that the principal employer of the Purchaser's Scheme must approve the acceptance of any transfer payment to be made by the Seller's Scheme to the Purchaser's Scheme; and

(B) that it will not give such approval to the extent that the total payment proposed to be made to the Purchaser's Scheme by the Seller's Scheme exceeds the Transfer Amount.

10. Calculation of Liability

In quantifying any liability which either party may incur or sustain arising out of or in connection with the breach by the other of any of the provisions of this Schedule, the parties agree that the Actuarial Assumptions shall be applied as nearly as may be and in default of agreement as to how they should apply, the disagreement shall be resolved in accordance with paragraph 8.

11. Third party rights

11.1 The provisions of paragraphs 2 to 8 inclusive of this Schedule 7 confer a benefit on the persons specifically referred to in that provision (each a "Third Party") and, subject to paragraph 11.2, are intended to be enforceable by each Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

11.2 Notwithstanding paragraph 11.1, this Agreement may be rescinded or varied in any way and at any time by the parties to this Agreement without the consent of any Third Party.

12. Indemnities

12.1 The Purchaser undertakes to the Seller that it will comply, and will procure that the Company and each member of the Group complies, with the provisions of the Protected Person Regulations in relation to the Employees (and their spouses and dependants) who are members of the UUESPS immediately prior to Completion and agrees with the Seller (for itself and as agent and/or trustee for each member of the Seller's Group) that it will indemnify the Seller and each member of the Seller's Group (on an after tax basis) against any Liability brought or made against or incurred by the Seller or any member of the Seller's Group to the extent that Liability would not have been so brought, made against or incurred if the Purchaser, any member of the Purchaser's Group or any member of the Group had complied with the Protected Person Regulations.

12.2 The Seller undertakes to the Purchaser to pay to the Purchaser an amount equal to, and agrees with the Purchaser (for itself and as agent and/or trustee for each member of the Group and the Purchaser's Group) to indemnify the Purchaser, the Group and each member of the Purchaser's Group against any of the following to the extent incurred on or after the Completion Date:

(A) a sum equal to the amount of any contribution to the Seller's Scheme under section 75 or section 75 A of the Pensions Act 1995; and/or

(B) any Liability to the Seller's Scheme in respect of any order, direction or notice (including contribution notices and financial support directions) made by the pensions regulator;

(C) any Liability to make a payment to or contribution to the Seller's Scheme after Completion; and/or

(D) any Liability in respect of any unapproved or unregistered unfunded retirement benefit payable to or in respect of Tom Drury to the extent such benefit relates to any period of service prior to the Completion Date.

12.3 For the purpose of this paragraph 12, "Liability" means all actions, proceedings, costs, claims, damages and expenses.

Annex A:
(The Actuary's letters)

1 Whitehall, Whitehall Road
Leeds LS1 4HR
0113 394 7602 Fax 0113 394 7699
richard.giles@mercer.com
www.mercerHR.com

[ ] January 2006
Mr R Jones
Punter Southall
126 Jermyn Street
London
SW1Y 4UJ

Private and Confidential

Our ref: LtCJV UUPS actuary's letter Edge

Subject:
United Utilities Pension Scheme (the "UUPS")

Dear Richard

This is the Actuary's Letter referred to in Schedule 7 (Pensions) of the Agreement between VTX Bidco Limited and United Utilities PLC (the "Schedule").

This letter and its attaching appendices set out the method of determination of the Transfer Amount referred to in the above mentioned Schedule. In this letter the terms Completion Date, Seller's Scheme, Transferring Members and Actuarial Assumptions, have the meanings ascribed to them under the above mentioned Schedule.

Pension Liabilities

These shall be determined as the actuarial value (calculated in accordance with the Actuarial Assumptions) at the Completion Date of the aggregate of the benefits, whether prospective or contingent payable under the Seller's Scheme including the spouse's pension payable on death in service to or in respect of each of the Transferring Members by reference to his Pensionable Service credited under the Seller's Scheme before the Completion Date. For the purpose of the calculation of the Transfer Amount, benefits are those applying prior to the Completion Date and do not allow for any future changes to benefits after the Completion Date. Benefits exclude lump sum payments on death in service but the value of a return of a member's contributions will be included in the value of Pension Liabilities where this benefit applies.

Pension Liabilities include an allowance on the basis of the Actuarial Assumptions for projected increases in the rate of Pensionable Earnings of each of the Transferring Members from the Completion Date to Normal Pension Age under the Seller's Scheme or the assumed date of earlier death, withdrawal or retirement (ill-health and/or early and normal) and for increases in pensions when in payment and in deferred benefits before they come into payment.

For the avoidance of doubt:

1) when calculating the Pension Liabilities, no element of prospective or notional Pensionable Service after the date of calculation will be included in any event;

2) when calculating the Pension Liabilities, no allowance will be included for the enhanced terms available on severance;

3) Transferring Members is as defined in the Agreement and includes all active members within UUPS associated with the Company;

4) the calculation of Pension Liabilities for active members who have worked, or currently work, part time will be calculated using full time equivalent Pensionable Earnings and the proportion of full time hours actually worked;

5) when calculating Pension Liabilities no allowance for equalisation of GMPs will be included; and

6) terms that are not defined in this Actuary's Letter or the Schedule are as defined in the clauses and rules of the UUPS.

The Actuarial Assumptions and other relevant details to be used in the calculation of the Pension Liabilities are described in Appendix A and Appendix B respectively.

Transfer Amount

The Transfer Amount means the sum of the Pension Liabilities in respect of each of the Transferring Members.

The Transfer Amount will be adjusted from the Completion Date up to the Payment Date by multiplication by the Timing Adjustment.

Timing Adjustment

The Timing Adjustment will be equal to the factor (1+r1) where:

r1 is the return on the notional portfolio set out below between close of business on the working day immediately preceding the day following the Completion Date and the close of business on the working day immediately preceding the Payment Date.

100% in the iBoxx AA corporate bond over 15 years Index (total return).

Yours sincerely

Signed ....

Richard Giles FIA
Principal

Counter signed by

Signed ....

Richard Jones FIA

Copy : Sean Duxbury, United Utilities PLC

Appendix A – Actuarial Assumptions

Set out below are the Actuarial Assumptions to be used to determine the Transfer Amount referred to in the Actuary's Letter dated 13 January 2007. All decrements are independent rates.

1) Rate of interest	The gross annualised redemption yield at close of business on the last working day immediately preceding the day following the Completion Date on the iBoxx AA corporate bond over 15 years index.
2) Rate of price inflation	The rate of price inflation is calculated as 100 x [(100 + N) / (100 + R) – 1.001] where N is the gross annualised redemption yield on the FTSE UK Gilts 20 year fixed interest index, and R is expressed as a percentage and derived by interpolation to obtain inflation 3% of the inflation 0% and the inflation 5% annualised real yields to redemption on the FTSE Actuaries UK Gilts index- linked over 5 years real yield indices at close of business on the last working day immediately preceding the day following the Completion Date.
3) Rate of inflationary salary increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.0% per annum compound (see Note 1)
4) Rate of future Section 148 increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.0% per annum compound (see Note 1)
5) Promotional scale (in addition to inflationary salary increases)	In accordance with the table in Appendix B
6) Rate of increase in Section 52A Orders	In line with the assumed rate of price inflation
7) Rate of annual increase of pension in payment in excess of the GMP in payment	In line with the assumed rate of price inflation.

"Tax Assessment"	means any assessment, demand, determination or other similar formal notice of a Tax Liability issued by or on behalf of any Tax Authority by virtue of which the Company, any of the Subsidiaries or any other person (including, in the context of clause 13 (Counter Covenant), the Covenantor or any of its subsidiaries) either is liable to make a payment of Tax or will, with the passing of time, become so liable (in the absence of any successful application to postpone any such payment) and shall also mean any self-assessment made by the Company, any of the Subsidiaries or any other person (including, in the context of clause 13 (Counter Covenant), the Covenantor or any of its subsidiaries) in respect of any amount of Tax which any of them either considers that it is liable to pay or considers that it will, with the passing of time, become liable to pay;
"Tax Authority"	means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any Tax Liability;
"Tax Liability"	has the meaning given in sub-clause (ii)(a) of this clause 1;
"Tax Warranties"	means the Warranties set out in paragraphs 24 to 33 of Schedule 2 to the Agreement;
"United Utilities Group"	means United Utilities PLC and all of its subsidiaries (but excluding the Company and the Subsidiaries);
"VAT"	means value added tax as provided for in VATA 1994 and any other tax of a similar nature which is introduced in substitution for or in addition to such tax;
"VATA 1994"	means the Value Added Tax Act 1994;
"VAT Group"	means the group of companies of which the Covenantor is the representative member for VAT purposes; and
"Vertex Loan"	means the £100 million loan from the Covenantor to the Company advanced on 2 October 2006; and

"Warranties" means the Warranties set out in Schedule 2 to the Agreement;

(ii) (a) references to any "**Tax Liability**" of the Company or any of the Subsidiaries shall mean both liabilities of the Company or that Subsidiary to make actual or increased payments of Tax (or amounts in respect of Tax), regardless of whether any such liability shall have been discharged in whole or in part on or before Completion, and, subject to sub-cause 6.4(ii), shall also mean:-

(1) the loss, of the setting off against Income, Profits or Gains or against any Tax otherwise chargeable, of any Relief (excluding the Pre-Management Accounts Date Losses) which would (were it not for the said loss or setting off) have been available to the Company or the relevant Subsidiary and which has been taken into account in computing (and so reducing) any provision for Tax which appears in the Management Accounts (or which, but for the presumed availability of such Relief, would have appeared in the Management Accounts) or has been treated as an asset of the Company or the relevant Subsidiary in preparing the Management Accounts;

(2) the loss, of a right to repayment of Tax which has been treated as, or been taken into account in computing, an asset of the Company or the relevant Subsidiary in preparing the Management Accounts or the use or setting off of any such right to repayment of Tax against any actual Tax Liability in respect of which the Purchaser would, but for that use or setting off, have been able to make a claim against the Covenantor under this deed;

(3) the use or setting off against Income, Profits or Gains which were earned, accrued or received on or before the Management Accounts Date or in respect of a period ended on or before the Management Accounts Date or against any Tax otherwise chargeable in respect of an Event occurring (or deemed to occur) on or before the Management Accounts Date or in respect of a period ended on or before the Management Accounts Date of any Relief which arises as a consequence of or by reference to an Event occurring (or deemed to occur) after the Management Accounts Date or in respect of a period commencing after the Management Accounts Date and not as a consequence of or by reference to any Event occurring (or deemed to occur) on or before the Management Accounts Date or in respect of a period ended on or before the Management Accounts Date in circumstances where, but for such use or setting off, the Company or the relevant Subsidiary would have had an actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Covenantor under this deed or would, in the absence of the limitations set out in sub-paragraph 1(A) of Schedule 3, have been able to make a claim against the Covenantor under this deed; and

(4) the use or setting off against any Tax otherwise chargeable in respect of an Event of the type referred to in sub-clause 2(ii) occurring (or deemed to occur) between the Management Accounts Date and Completion (inclusive) of any Relief which arises as a consequence of or by reference to an Event that is not of the type referred to in sub-clause 2(ii) occurring (or deemed to occur) after the Management Accounts Date in circumstances where, but for such use setting off, the Company or the relevant Subsidiary would have had an actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Covenantor under sub-clause 2(ii) of this deed or would, in the absence of the limitations set out in sub-paragraph 1(A) of Schedule 3, have been able to make a claim against the Covenantor under this deed; and

(b) in any case falling within any of sub-paragraphs (ii)(a)(1), (ii)(a)(2), (ii)(a)(3) or (ii)(a)(4) of this paragraph, the amount that is to be treated for the purposes of this deed as a Tax Liability of the Company or the relevant Subsidiary (the "**Deemed Tax Liability**") shall be determined as follows:-

(1) in a case which falls within sub-paragraph (ii)(a)(2) of this paragraph, the Deemed Tax Liability shall be the amount of the repayment that would have been obtained but for the loss or setting off mentioned in that sub-paragraph;

(2) in a case which falls within sub-paragraph (ii)(a)(1), (ii)(a)(3) or (ii)(a)(4) of this paragraph and where the Relief that was the subject of the loss, use or setting off mentioned in that sub-paragraph was a deduction from or offset against Tax, the Deemed Tax Liability shall be the amount of that Relief; and

(3) in a case which falls within sub-paragraph (ii)(a)(3) or (ii)(a)(4) of this paragraph and where the Relief that was the subject of the loss, use or setting off mentioned in that sub-paragraph was a deduction from or offset against Income, Profits or Gains, the Deemed Tax Liability shall be:

(x) if the Relief was the subject of such a loss, the amount of Tax which would, on the basis of the rates of Tax current at the date of the loss, have been saved but for the loss (or, if the Relief never existed, the date of Completion) or;

(y) if the Relief was the subject of such a setting off, the amount of Tax which has been saved in consequence of the setting off;

(4) in a case which falls within sub-paragraph (ii)(a)(1) of this paragraph, and where the Relief that was the subject of the loss, use or setting off mentioned in that sub-paragraph was a deduction from or offset

against Income, Profits or Gains, the Deemed Tax Liability shall be 10% of the Relief so lost, used or set off;

(iii) references to:-

(a) **"Income, Profits or Gains"** shall include development value and any other standard or measure for the purposes of any Tax and shall also include any income, profits or gains which are deemed to be or treated as having been earned, accrued or received for the purposes of any Tax;

(b) Income, Profits or Gains (as defined in sub-clause (iii)**Error! Reference source not found.** of this clause) as being earned, accrued or received on or before a particular date or in respect of a particular period shall mean Income, Profits or Gains which are regarded as having been, or are deemed to have been, earned, accrued or received on or before that date or in respect of that period for the purposes of any Tax;

(c) any **"Distribution"** shall include anything which is, or is deemed to be, a dividend or distribution for the purposes of any Tax and shall also include any other Event which gives rise to an obligation to account for advance corporation tax or amounts corresponding to or similar to advance corporation tax;

(d) any Distribution as occurring on or before a particular date shall include any Distribution which has fallen due to be made on or before that date for the purposes of any Tax; and

(e) any **"subsidiary of the Covenantor"** shall mean any company of which the Covenantor has control for the purposes of section 416 ICTA; and

(iv) unless otherwise specified:-

(a) references to clauses, sub-clauses, paragraphs and sub-paragraphs are to clauses, sub-clauses, paragraphs and sub-paragraphs of this deed;

(b) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted, except to the extent that any amendment or modification made after the date of the Agreement would increase the liability of the Covenantor under this deed;

(c) references to a **"person"** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(d) references to a "**company**" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e) the expression "**body corporate**" shall have the meaning given in the Companies Act 1985;

(f) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(g) references to times of the day are to London time;

(h) headings to clauses are for convenience only and do not affect the interpretation of this deed;

(i) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(j) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(k) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(l) references to any specific form of Tax or Relief which exists in the United Kingdom shall be deemed to include a reference to any equivalent or substantially equivalent Tax or Relief in any other jurisdiction; and

(m) references to a loss of a Relief shall include any loss, non-availability, reduction, disallowance, cancellation or other event by which a Relief ceases to be available in full to be used by the Company or any of the Subsidiaries.

2. Covenant

Subject to the provisions of clause 3 (Limits on Clause 2) and clause 4 (Exclusions), the Covenantor hereby covenants with the Purchaser to pay to the Purchaser (so far as possible by way of repayment of the consideration payable under the Agreement for the Shares) an amount equal to any of the following:-

(i) any Tax Liability of the Company and/or any of the Subsidiaries arising:-

(a) as a consequence of or by reference to any Event which occurred on or before the Management Accounts Date or was deemed to occur on or before the Management Accounts Date for the purposes of any Tax; or

(b) in respect of or by reference to any Income, Profits or Gains which were earned, accrued or received on or before the Management Accounts Date or in respect of a period ended on or before the Management Accounts Date; or

(c) in consequence of any person other than the Company, any of the Subsidiaries, the Purchaser or any person who controls, or is controlled by, the Purchaser ("control" having the meaning ascribed to it in section 840 ICTA) making a payment after Completion (otherwise than where directed to do so by, or with the express written agreement of, the Purchaser or the Company) to any person to the extent that, and in circumstances where, such payment can reasonably be taken to constitute remuneration for acts undertaken for, or service rendered to, the Company or any of the Subsidiaries by any current or former officer or employee of the Company or any of the Subsidiaries during any period ending on or prior to Completion; or

(ii) any Tax Liability of the Company and/or any of the Subsidiaries arising as a consequence of or by reference to any of the following occurring or being deemed to occur on or before Completion:-

(a) any Distribution; or

(b) the disposal or acquisition of any asset (including trading stock) or the supply or receipt of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any tangible or intangible property) in circumstances where the consideration actually received (if any) for such disposal or supply is more or less than the consideration deemed to have been provided or received for the purposes of any Tax; or

(c) the Company or any of the Subsidiaries ceasing, or being deemed to cease, to be a member of any group of companies or associated with any other company for the purposes of any Tax; or

(d) any Event or the earning of any Income, Profits or Gains which results in the Company and/or any of the Subsidiaries becoming liable to pay or bear a Tax Liability chargeable directly or primarily against or attributable directly or primarily to another person (not being the Company or any of the Subsidiaries); or

(e) any other Event which gives rise to a Tax Liability on deemed (as opposed to actual) Income, Profits or Gains (any liability of the Covenantor to make a payment in respect of a Tax Liability under this sub-clause 2(ii)(e) may be reduced or extinguished by the Covenantor procuring that a balancing payment pursuant to paragraph 7A of Schedule 28AA ICTA is made to the

Company or a relevant Subsidiary (or, alternatively, any balancing payment that the Purchaser is required to procure under sub-clause 6.4 may be reduced by an amount equal to such Tax Liability, and any such reduction shall have the effect of reducing or extinguishing any Liability of the Covenantor to make a payment under this sub-clause 2(ii)(e)),

but only, in the case of any Event referred to in sub-clause 2(ii)(b), to the extent that the Tax Liability is attributable to the difference between the consideration referred to in that paragraph as being actually received and the consideration so referred to as being deemed to have been received for the purposes of any Tax;

(iii) any Tax Liability of the Company and/or any of the Subsidiaries arising as a consequence of or by reference to any of the following occurring or being deemed to occur at any time after Completion:-

(a) the disposal by any Relevant Company of any asset or of any interest in or right over any asset; or

(b) the making by any Relevant Company of any such payment or deemed payment as constitutes a chargeable payment for the purposes of section 214 ICTA; or

(c) any Relevant Company ceasing to be resident in the United Kingdom for the purposes of any Tax; or

(d) any Relevant Company failing to pay the whole of the Tax charged by any Tax Assessment made in respect of that Relevant Company within six months of the date of that Tax Assessment,

and, for the purposes of this sub-clause, the term **"Relevant Company"** shall mean any company, other than the Company or any of the Subsidiaries, that may be treated for the purposes of any Tax as being, or as having at any time been, either a member of the same group of companies as the Covenantor or otherwise associated with the Covenantor; or

(iv) any liability of the Company and/or any of the Subsidiaries to make a payment, or a refund of a previous payment, to any member of the United Utilities Group in respect of any Group Relief that has been surrendered to it, other than any payments or refunds to which clause 12 (Group Relief) applies; or

(v) any reasonable out-of-pocket legal and accounting costs and expenses reasonably and properly incurred by the Purchaser, the Company and/or any of the Subsidiaries in connection either with any such Tax Liability as is mentioned in sub-clauses 2(i) to 2(iv) or with any Claim therefore or in taking or defending any action under this deed.

3. **Limits on Clause 2**

3.1 The covenant given in clause 2 (Covenant) shall not cover any Tax Liability of the Company and/or any of the Subsidiaries and no liability shall arise under the Tax Warranties:-

(i) to the extent that provision or reserve in respect of that Tax Liability was made in the Management Accounts or has been included in calculating creditors or deducted in calculating debtors in the Management Accounts or has otherwise been taken specifically account of or reflected in the Management Accounts (including when the discharge of such Tax Liability has been taken into account in the Management Accounts); or

(ii) to the extent that that Tax Liability arises or is increased as a result only of any increase in rates of Tax or any change in law or practice or any withdrawal of any extra-statutory concession by a Tax Authority or any change in accountancy practice or principles, being an increase, withdrawal or change made, in any such case, after Completion with retrospective effect; or

(iii) to the extent that that Tax Liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by the Company or any of the Subsidiaries at any time after Completion, other than any such transaction, action or omission:-

(a) carried out or effected under a legally binding commitment created on or before Completion; or

(b) carried out or effected in the ordinary course of the trade carried on by the Company or the relevant Subsidiary as at Completion;

(iv) to the extent that that Tax Liability would not have arisen or would have been reduced but for a failure or omission on the part of the Purchaser, the Company and/or any of the Subsidiaries after Completion to make any election or claim any Relief, the making or claiming of which was taken into account in computing the provision or reserve for Tax in the Management Accounts full details of which are clear from those Management Accounts or have been included in the Disclosure Letter or otherwise notified in writing to the Purchaser by the Covenantor at least ten Business Days prior to the statutory time limit for submitting such claim or election expires; or

(v) to the extent that that Tax Liability arises by reason of a voluntary disclaimer by the Company and/or any of the Subsidiaries after Completion of the whole or part of any allowance to which any of them is entitled under Part II of the Capital Allowances Act 1990 or under Part 2 of the Capital Allowances Act 2001 or by reason of the revocation by the Company and/or any of the Subsidiaries after Completion of any claim for Relief made (whether provisionally or otherwise) by any of them prior to Completion save where contemplated by the Management Accounts; or

(vi) to the extent that that Tax Liability has been made good by insurers or otherwise compensated for without cost or loss to the Purchaser, the Company and/or any of the Subsidiaries;

(vii) to the extent that that Tax Liability arises as a result of any changes after Completion in the bases, methods or policies of accounting of the Purchaser, the Company and/or any of the Subsidiaries, except where such change is necessary in order to comply with generally accepted accounting principles current at Completion in circumstances where the relevant accounts did not meet such standards; or

(viii) to the extent that any Income, Profits or Gains to which that Tax Liability is attributable were actually earned or received by or actually accrued to the Company and/or any of the Subsidiaries but were not (in either such case) reflected in the Management Accounts and remained at the disposal of the relevant Company or Subsidiary at Completion; or

(ix) to the extent that that Tax Liability arises or is increased as a direct consequence of any failure by the Purchaser, the Company and/or any of the Subsidiaries to comply with any of their respective obligations under clauses 5 (Mitigation), 8 (Claims Procedure), 9 (Tax Returns), 12 (Surrender of Group Relief) or 13 (Counter Covenant), save where the Covenantor has otherwise been fully compensated for such failure; or

(x) to the extent that that Tax Liability is a liability to pay stamp duty.

3.2 No liability shall arise to the Covenantor in respect of any liability to Tax arising out of a breach of the No Leakage Undertakings to the extent that sub-clauses 3.1(iii) and 3.1(vi) would apply to limit the liability of the Covenantor had such liability been a Tax Liability for the purposes of this deed.

4. Exclusions

The provisions of Schedule 3 (Limitations on the Seller's Liability) to the Agreement shall apply to claims under this deed to the extent expressly stated in that Schedule and not otherwise.

5. Mitigation

The Purchaser shall, at the expense and direction in writing of the Covenantor and without prejudice to the Purchaser's right to make a consequential claim under this deed in respect of a Deemed Tax Liability, procure that the Company and/or the Subsidiaries take all such reasonable steps as the Covenantor may require to:-

(i) use in the manner hereinafter mentioned all such Reliefs arising as a consequence of or by reference to any Event occurring (or deemed to occur) on or before the Management Accounts Date or in respect of a period ended on or before the Management Accounts Date and not as a consequence of or by reference to an Event occurring (or deemed for Tax purposes to occur) after the Management Accounts Date

or in respect of a period commencing after the Management Accounts Date as are available to the Company and/or the Subsidiaries to reduce or eliminate any Tax Liability in respect of which the Purchaser would have been able to make a claim against the Covenantor under this deed (such Reliefs including, without limitation, Reliefs made available to a company by means of a surrender from another company, other than the Purchaser, the Company or any of the Subsidiaries), the said use being to effect the reduction or elimination of any such Tax Liability to the extent permitted by law, and to provide to the Covenantor, at the Covenantor's expense, a certificate from the auditors (for the time being) of the Company and/or any of the Subsidiaries confirming that any such Reliefs have been so used;

(ii) make all such claims and elections specified by the Covenantor in respect of any accounting period of the Company and/or any of the Subsidiaries commencing before the Management Accounts Date as have the effect of reducing or eliminating any such Tax Liability as is mentioned in paragraph (i), provided that no such claim or election shall require the Company or any of the Subsidiaries to use any Relief which arises solely as a consequence of or by reference to an Event occurring (or deemed for Tax purposes to occur) after the Management Accounts Date or in respect of a period commencing after the Management Accounts Date, and provided further that where more than one claim or election could possibly be made which, in each case, would give rise to the same result for the Covenantor, the Purchaser may determine at its absolute discretion which of those claims or elections should ultimately be made;

(iii) allow the Covenantor to reduce or eliminate any such Tax Liability as is mentioned in paragraph (i) by surrendering, or procuring the surrender by any company other than the Purchaser, the Company or any of the Subsidiaries, of Group Relief or advance corporation tax to the Company and/or any of the Subsidiaries to the extent permitted by law but without any liability arising on the Purchaser, the Company or any of the Subsidiaries to provide any consideration to the United Utilities Group for such surrender; and

(iv) allow the Covenantor to reduce or eliminate any such Tax Liability as is mentioned in paragraph (i) by joining in a valid election under section 171A or 179A Taxation of Chargeable Gains Act 1992 with any member of the United Utilities Group specified by the Covenantor to the extent such an election is permitted by law but without any liability arising on the Purchaser, the Company or any of the Subsidiaries to provide any consideration to the United Utilities Group for such election.

6. Over-Provisions, Reliefs, Balancing Payments Etc

6.1 If the auditors for the time being of the Company shall certify (at the request and expense of the Covenantor) that any provision for Tax in the Management Accounts (excluding any provision for deferred Tax) has proved to be an over-provision, then the amount of such over-provision shall be dealt with in accordance with sub-clause 6.3.

6.2 If the auditors for the time being of the Company shall certify (at the request and expense of the Covenantor) that any Tax Liability which has resulted in a payment having been made or

becoming due from the Covenantor under this deed or pursuant to a breach of the Tax Warranties or No Leakage Undertakings has given rise to a Relief for the Company or any of the Subsidiaries which has been utilised by the Company or a relevant Subsidiary (on the assumption that such Relief is used in priority to all other available Reliefs with which it is fungible) and which would not otherwise have arisen, then the amount of that Relief shall be dealt with in accordance with sub-clause 6.3; provided that if the Relief in question is a deduction from or offset against Income, Profits or Gains, the amount to be so dealt with shall be a sum equal to the amount of Tax that has been saved through the use of that Relief.

6.3 Where it is provided under sub-clause 6.1 or 6.2 that any amount (the **"Relevant Amount"**) is to be dealt with in accordance with this sub-clause:-

(i) the Relevant Amount shall first be set off against any payment then due from the Covenantor under this deed or pursuant to a breach of the Tax Warranties or the No Leakage Undertakings; and

(ii) to the extent there is an excess and such excess relates to a Relief referred to in sub-clause 6.2, a refund shall be made as soon as practicable to the Covenantor of any previous payment or payments made by the Covenantor under this deed or pursuant to a breach of the Tax Warranties or the No Leakage Undertakings and not previously refunded under this clause up to the amount of such excess; and

(iii) to the extent that a Relevant Amount referred to in paragraph (i) of this sub-clause that relates to an over-provision referred to in sub-clause 6.1 or an excess referred to in paragraph (ii) of this sub-clause is not exhausted under those paragraphs, the remainder of such Relevant Amount or excess shall be carried forward and set off against any future payment or payments which become due from the Covenantor under this deed or pursuant to a breach of the Tax Warranties or the No Leakage Undertakings.

6.4 If, following consultation between the Covenantor and the Purchaser pursuant to sub-clause 9.4 regarding the Tax returns of the Company for the accounting period current at Completion, the Covenantor submits its Tax return for the accounting period current at Completion on the basis that the Covenantor suffers (or would, but for the utilisation of any Relief, suffer) an increased liability to Tax by reason of an adjustment being made to a provision of the Vertex Loan or the Group Loan under Schedule 28AA ICTA in circumstances where any liability to Tax of the Company (other than any liability to make an actual payment of Tax in respect of which the Purchaser would have otherwise been able to make a claim against the Covenantor under this deed or in respect of the Tax Warranties) has been reduced or extinguished, or any Relief for the Company has arisen or increased (and such Relief has not been surrendered by way of Group Relief to a member of the United Utilities Group), in each case as a result of such adjustment and assuming that the Company has made a claim under paragraph 6 Schedule 28AA ICTA for its profits and losses in respect of the Vertex Loan or the Group Loan to be computed for tax purposes on an arm's length basis, then the Purchaser shall procure that the Company shall (within five Business Days prior to the date on which the Covenantor would (or would but for the availability of a Relief) be liable to pay the Tax in question) either:

(i) to the extent that the liability to Tax for the Company has been reduced as a result of the adjustment, pay an amount equal to the amount by which the liability to Tax of the Company is reduced as a result of the adjustment, to the Covenantor by way of a balancing payment pursuant to paragraph 7A of Schedule 28AA ICTA; or

(ii) where a Relief has arisen to the Company as a result of the adjustment, surrender that Relief to the Covenantor (or at its discretion, any member of the United Utilities Group) to the extent permissible by law, or to the extent that such Relief cannot be lawfully surrendered to any member of the United Utilities Group, procure that the Company or any Subsidiary lawfully surrenders Reliefs to the Covenantor (or, at its discretion, any member of the United Utilities Group), in each case in accordance with clause 12, and without giving rise to a Deemed Tax Liability for the purposes of this deed, with the effect that the Tax saved by the United Utilities Group is equal to the unrelieved proportion of the Tax borne by the Covenantor as a result of such adjustment.

6.5 Where any such certification as is mentioned in sub-clause 6.1 or 6.2 has been made, the Covenantor or the Purchaser or the Company may request the auditors for the time being of the Company (at the expense of the company making the request) to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

6.6 If any adjustment referred to in clause 6.4 is subsequently amended by a Tax Authority, or the auditors certify under sub-clause 6.5 that an amount previously certified should be amended, that amended amount shall (as appropriate) be either:-

(i) substituted for the purposes of sub-clause 6.3 as the Relevant Amount in respect of the certification in question in place of the amount originally certified; or

(ii) substituted for the purposes of sub-clause 6.4 as the amount of the liability to Tax, or the Relief, in respect of which the balancing payment should be made,

and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as practicable by the Covenantor or (as the case may be) to the Covenantor.

6.7 For the purposes of sub-clause 6.2, neither the Company nor any of the Subsidiaries shall be regarded as utilising a Relief until the last date upon which the relevant Company or Subsidiary would have been obliged to make an actual payment of Tax which it would otherwise have had to have paid but for the Relief.

7. Recovery from Other Persons

If, in the event of any payment becoming due from the Covenantor to the Purchaser under clause 2 (Covenant) or pursuant to any breach of the Tax Warranties, the Company or any of the Subsidiaries either is immediately entitled at the due date for the making of that payment

to recover from any person (not being the Purchaser, the Company or any of the Subsidiaries (or any officer or employee of the Company or any of the Subsidiaries) but including any Tax Authority) any sum in respect of the Tax Liability that has resulted in that payment becoming due from the Covenantor, or at some subsequent date becomes entitled to make such a recovery, then the Purchaser shall procure that the Company or the Subsidiary entitled to make that recovery shall promptly notify the Covenantor of its entitlement and shall, if so required by the Covenantor and if the Covenantor indemnifies and secures the Purchaser to the Purchaser's satisfaction against the relevant Tax Liability, any interest or penalties in relation to that Tax Liability, and all reasonable costs and expenses which the Purchaser, the Company or any of the Subsidiaries incur as a result of such action and at the Covenantor's sole expense, take all reasonable steps to enforce that recovery (keeping the Covenantor fully and promptly informed of the progress of any action taken); and if the Covenantor has made a payment under clause 2 (Covenant) or pursuant to any breach of the Tax Warranties in respect of the Tax Liability in question, the Purchaser shall account to the Covenantor for whichever is the lesser of:-

(i) any sum so recovered by the Company or the relevant Subsidiary in respect of that Tax Liability including any interest or repayment supplement paid by the Tax Authority or other person on or in respect thereof but less any Tax chargeable on the Company or the relevant Subsidiary in respect of that recovery and/or that interest and less any costs and expenses reasonably and properly incurred by the Purchaser, the Company or the relevant Subsidiary in obtaining such recovery; and

(ii) the amount paid by the Covenantor under clause 2 (Covenant), pursuant to a breach of the Tax Warranties in respect of that Tax Liability save to the extent that such amount constitutes a reimbursement of costs and/or expenses reasonably and properly incurred by the Purchaser, the Company or any of the Subsidiaries in obtaining such amounts from the Covenantor.

8. Claims Procedure

8.1 Upon the Purchaser, the Company or any of the Subsidiaries becoming aware, or upon the date when the Purchaser, the Company or any of the Subsidiaries ought reasonably to have become aware, of a Claim relevant for the purposes of this deed or of any claim, action or demand against the Company or the Subsidiary which has or is likely to give rise to any claim to be made by the Purchaser under this deed or pursuant to a breach of the Tax Warranties or the No Leakage Undertakings (any such Claim, claim, action or demand being a "**Relevant Claim**") then the Purchaser shall; or, as the case may be, shall procure that the Company or the relevant Subsidiary shall forthwith (and, in any event within ten Business Days) give written notice of the Relevant Claim and a copy of any relevant Tax Assessment to the Covenantor; provided that the giving of such notice within the time limit referred to above shall not be a condition precedent to the Covenantor being liable to make a payment in respect of such a Relevant Claim under this deed.

8.2 Subject to sub-clause 8.3 and 8.5 below, the Purchaser shall procure that the Company and/or the relevant Subsidiary or Subsidiaries take (subject to the Company and/or the relevant Subsidiary or Subsidiaries being indemnified to their reasonable satisfaction by the

Covenantor against all reasonable losses, out-of-pocket costs, damages and expenses, including interest on overdue Tax and penalties, which are or may be incurred thereby) such reasonable action and give such information and assistance as is reasonably necessary in connection with the affairs of the Company and/or the relevant Subsidiary or Subsidiaries as the Covenantor may reasonably by written notice request, following consultation with the Purchaser and having taken into account any reasonable comments of the Purchaser (having regard to the Covenantor's liability under this deed and any material effect on the quantum of the future liability to Tax for any member of the United Utilities Group or for the Purchaser, the Company and/or the Subsidiaries), to avoid, resist, appeal or compromise the Relevant Claim; PROVIDED THAT the Purchaser shall not be obliged to procure that either the Company or any of the Subsidiaries appeal against any Tax Assessment beyond the first appellate body unless the Covenantor, within 30 Business Days of the judgment of the relevant body against which it wishes to appeal, delivers to the Purchaser written instructions to appeal, together with an opinion from leading Tax Counsel who has been approved by the Purchaser (such approval not to be unreasonably withheld or delayed) and who has specialised in Tax matters, for a minimum of ten years, that the appeal will, on the balance of probabilities, be successful and PROVIDED FURTHER that the Purchaser shall not be obliged to procure that either the Company or any of the Subsidiaries make any settlement or compromise of the relevant Tax Liability on terms that are materially inconsistent with what, in the opinion of leading Tax Counsel (approved by the Purchaser on the terms outlined above), would be the natural outcome of the dispute in question and/or normal industry practice, in circumstances where such settlement or compromise is likely to materially increase the quantum of the future liability to Tax of the Purchaser, the Company or any of the Subsidiaries, provided that the Purchaser shall procure that either the Company or any of the Subsidiaries shall be obliged to make such settlement or compromise in circumstances where they are indemnified by the Covenantor to the Purchaser's reasonable satisfaction against such future increased liability.

8.3. The actions which the Covenantor may reasonably request under sub-clause 8.2 shall include (without limitation) the Company and/or the relevant Subsidiary or Subsidiaries applying to postpone (so far as legally possible) the payment of any Tax and/or allowing the Covenantor to take on or take over at its own expense (in addition to the indemnity referred to in sub-clause 2 above) the conduct of all or any proceedings of whatsoever nature arising in connection with the Relevant Claim and, if the Covenantor takes on or takes over the conduct of proceedings, the Purchaser shall provide and shall procure that the Company and/or the relevant Subsidiary or Subsidiaries provide such information and assistance as the Covenantor may reasonably require in connection with the preparation for and conduct of those proceedings, but such assistance shall not include more than two employees or directors of the Company or Subsidiary dedicating more than 5 hours of their time (per employee or director) to the proceedings or the employees or directors of such Company or Subsidiary dedicating more than 50 hours of their time (in aggregate) to the proceedings, without the Covenantor making suitable payment to the Purchaser for the time dedicated in excess of such limits at such hourly rate to be agreed between the Covenantor and the Purchaser, acting in good faith, in advance and in writing.

8.4 Each party shall keep the other promptly informed of any relevant developments and all material correspondence with the relevant Tax Authority in respect of any appeal or other action taken pursuant to sub-clause 8.2, and shall not send any material correspondence to

such relevant Tax Authority without first sending it to the other, and before sending such correspondence to the relevant Tax Authority shall consider in good faith all reasonable comments of the other party relating to such correspondence provided that such comments are made promptly and in any case within 10 Business Days of receiving such draft correspondence from the other party.

8.5 If the Covenantor elects to have control of a Claim or claim, action or demand pursuant to sub-clause 8.2 above:

(i) the Covenantor shall use its reasonable endeavours to ensure that proceedings are progressed in a timely fashion; and

(ii) the Covenantor shall make no settlement or compromise of the relevant Tax Liability which is likely to materially adversely affect any future Tax Liability of the Purchaser, other than on the terms referred to in sub-clause 8.2.

8.6 Notwithstanding any request made by the Covenantor pursuant to sub-clause 8.2, the Purchaser or the Company shall be entitled to admit, compromise, settle, discharge or otherwise deal with any Relevant Claim without reference to the Covenantor and on such terms as it may, in its absolute discretion, think fit and without prejudice to any right or remedy it may have under this deed:

(i) if written notice is served on the Company or the Purchaser by the Covenantor to the effect that it considers that the Relevant Claim should no longer be resisted;

(ii) if, prior to the earlier of (a) 15 Business Days from the Purchaser issuing a notice pursuant to sub-clause 8.1, and (b) 6 Business Days prior to the last date on which an appeal may be made against the Tax Liability to which the Relevant Claim relates (provided that the Covenantor has had the notice pursuant to sub-clause 8.1 before the date that is ten Business Days before the last date for making the appeal referred to earlier), the Covenantor has not made a valid request pursuant to sub-clause 8.2;

(iii) upon the expiry of any period prescribed by applicable legislation for the making of an appeal against either the Relevant Claim or the decision of any court or tribunal in respect of any such Relevant Claim;

(iv) if, within 15 Business Days of the Purchaser issuing a written notice to the Covenantor requiring the Covenantor to clarify or explain the terms of any request made by the Covenantor under sub-clause 8.2, written clarification or explanation reasonably satisfactory to the Purchaser has not been provided;

(v) if a Tax Authority issues an assessment to a Group Company on the basis that while the relevant Group Company was under the control of the Covenantor, there was any fraudulent act or failure to act by that Group Company or the Covenantor in connection with a Tax Liability;

(vi) if the Covenantor commits any material irremediable breach of its obligations referred to in sub-clauses 8.3 or 8.4; or

(vii) if the Covenantor commits any material remediable breach of its obligations referred to in sub-clauses 8.3 or 8.4 and fails to remedy such breach within 15 Business Days following the service on the Covenantor of a written notice by the Purchaser specifying the breach and requiring it to be remedied.

9. Tax Returns

9.1 The Covenantor or its duly authorised agent shall, at its expense and as soon as reasonably practicable and, in any event, at least 15 Business Days in advance of the deadline for the submission of such Tax returns without incurring penalties and/or interest, prepare the Tax returns of the Company and the Subsidiaries for all accounting periods ended on or prior to Completion, to the extent that the same shall not have been prepared before Completion.

9.2 The Purchaser shall procure that the Company and the Subsidiaries shall cause the returns mentioned in sub-clause 9.1 to be authorised, signed and submitted to the appropriate authority without amendment or with such amendments as the Purchaser reasonably considers necessary and to which the Covenantor agrees (such agreement not to be unreasonably withheld or delayed) and the Purchaser shall give the Covenantor or its agent all such assistance as may be required to agree those returns with the appropriate Tax Authorities;

PROVIDED THAT the Purchaser shall not be obliged to procure that either the Company or any of the Subsidiaries take any such action as is mentioned in this sub-clause in relation to any Tax return that is not true, correct and accurate in all material respects.

9.3 The Covenantor or its duly authorised agent, shall prepare all documentation and deal with all matters (including correspondence) relating to the Tax returns of the Company and the Subsidiaries for all accounting periods ended on or prior to Completion, in each case as soon as reasonably practicable, shall keep the Purchaser fully and promptly informed of all developments relevant to those returns, documents or matters and the Purchaser shall procure that the Company and the Subsidiaries shall afford the Covenantor, at its expense, such reasonable access on reasonable prior notice and within business hours to their books, accounts and records as are relevant for such purpose as is necessary and reasonable to enable the Covenantor or its duly authorised agent to prepare those returns and conduct matters relating thereto in accordance with the Covenantor's rights under this clause 9.

9.4 The Purchaser or its duly authorised agent shall prepare all documentation and deal with all matters (including correspondence) relating to the Tax returns of the Company and the Subsidiaries for all accounting periods ending after Completion;

PROVIDED THAT, in relation only to the corporation Tax affairs of the relevant Company or Subsidiary for the accounting period current at Completion, the Purchaser or its duly authorised agent shall prepare any Tax returns and related computations in advance of the deadline for the submission of such Tax returns and computations without incurring penalties and/or interest, and:-

(i) to the extent that the Covenantor has notified the Purchaser reasonably in advance of the Purchaser or its duly authorised agent preparing any documentation or correspondence under this sub-clause 9.4, make all such claims and elections specified by the Covenantor that have the effect of increasing the amount of Group Relief available to be surrendered by the Company or any of the Subsidiaries pursuant to clause 12 (Surrender of Group Relief);

(ii) regardless of whether the Covenantor has notified the Purchaser pursuant to sub-clause (i) above, provide to the Covenantor, not less than 15 Business Days before the date of intended submission, a copy of any Tax returns and related computations (together with a copy of any supporting material and material correspondence received) and any relevant material correspondence which it is proposed be submitted after Completion to any Tax Authority, together with details of the date on which the same is intended to be submitted (such date to be before the deadline for the submission of such Tax returns and computations without incurring penalties and/or interest);

(iii) consider and take into account any reasonable comments made no later than five Business Days prior to the date of intended submission by or on behalf of the Covenantor in relation to any such return, computation or correspondence mentioned in sub-clause (ii) above before submission to the Tax Authority; and

(iv) without prejudice to the generality of sub-clause (iii) above, make any such reasonable amendments to any such return, computation or correspondence mentioned in sub-clause (ii) above as the Covenantor may reasonably request to the extent that such amendments relate to:

(a) any matter that is relevant in determining the availability and/or quantum of Group Relief that may be surrendered by the Company or any of the Subsidiaries pursuant to clause 12 (Surrender of Group Relief); or

(b) the Vertex Loan or the Group Loan,

provided that the Purchaser shall not be obliged to make any amendment to a Tax Return that is not in the Purchaser's reasonable opinion, true and accurate in all material respects.

9.5 Nothing done by the Company or by any of the Subsidiaries pursuant to this clause shall in any respect restrict or reduce any rights the Purchaser may have to make a claim against the Covenantor under this deed in respect of any such Tax Liability as is mentioned in clause 2 (Covenant).

9.6 If, in the course of the preparation of the returns mentioned in sub-clause 9.1, or in correspondence pertaining to one or more such returns, the Covenantor becomes aware that a Relevant Claim may arise or has arisen for which the Covenantor may be liable pursuant to this deed, the Covenantor shall promptly notify the Purchaser of that actual or potential Tax Liability and from that time, the provisions of sub-clauses 8.2 to 8.5 (and not this clause 9)

shall apply to any further correspondence, returns or proceedings relating to that or those returns.

9.7 If the Covenantor is in material breach of its obligations under this clause 9 (other than a delay in submitting corporation tax returns and related computations arising as a result of the absence of relevant signed accounts), which is not rectified within 15 Business Days of the delivery of written notice of the breach by the Purchaser to the Covenantor, the Purchaser may, at the Covenantor's expense, take control of the preparation of any relevant returns or the correspondence relating to those returns.

9.8 If there is a delay in the Purchaser submitting corporation tax returns and related computations for the period referred to in sub-clause 9.4 which prejudices the Covenantor's ability to extract Reliefs from the Company or any of the Subsidiaries by way of Group Relief pursuant to clause 12, the Covenantor may, at the Purchaser's expense, take control of the preparation of any Tax returns related to the accounting period current at Completion or the correspondence relating to those returns at such time as is reasonably required in order to ensure that the relevant surrenders of Group Relief are validly made.

10. Due Date of Payment

10.1 Where the Covenantor becomes liable to make any payment under clause 2 (Covenant) the due date for the making of that payment shall be:-

(i) in a case that involves an actual payment of Tax by the Company and/or any of the Subsidiaries, the later of:-

(a) the date following five Business Days after the date on which the Covenantor receives written notice of such Tax Liability from the Purchaser, the Company or a Subsidiary; and

(b) the date that is three Business Days before the last date on which the Company or the relevant Subsidiary would have had to have paid to the appropriate Tax Authority the Tax that has given rise to the Covenantor's liability under this deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that Tax Liability; or

(ii) in a case falling within either of sub-paragraphs (1), (a)(2), (a)(3) or (a)(4) of sub-clause (ii) of clause 1 (Interpretation) the later of:-

(a) the date falling five Business Days after the date when the Covenantor has been notified by the Company or the Purchaser that a claim has been issued in respect of the Relief lost, used or set off or the auditors for the time being of the Company have certified, at the request of the Purchaser or the Company, that the Covenantor has a liability for a determinable amount under clause 2 (Covenant); and

shall apply to any further correspondence, returns or proceedings relating to that or those returns.

9.7 If the Covenantor is in material breach of its obligations under this clause 9 (other than a delay in submitting corporation tax returns and related computations arising as a result of the absence of relevant signed accounts), which is not rectified within 15 Business Days of the delivery of written notice of the breach by the Purchaser to the Covenantor, the Purchaser may, at the Covenantor's expense, take control of the preparation of any relevant returns or the correspondence relating to those returns.

9.8 If there is a delay in the Purchaser submitting corporation tax returns and related computations for the period referred to in sub-clause 9.4 which prejudices the Covenantor's ability to extract Reliefs from the Company or any of the Subsidiaries by way of Group Relief pursuant to clause 12, the Covenantor may, at the Purchaser's expense, take control of the preparation of any Tax returns related to the accounting period current at Completion or the correspondence relating to those returns at such time as is reasonably required in order to ensure that the relevant surrenders of Group Relief are validly made.

10. Due Date of Payment

10.1 Where the Covenantor becomes liable to make any payment under clause 2 (Covenant) the due date for the making of that payment shall be:-

(i) in a case that involves an actual payment of Tax by the Company and/or any of the Subsidiaries, the later of:-

(a) the date following five Business Days after the date on which the Covenantor receives written notice of such Tax Liability from the Purchaser, the Company or a Subsidiary; and

(b) the date that is three Business Days before the last date on which the Company or the relevant Subsidiary would have had to have paid to the appropriate Tax Authority the Tax that has given rise to the Covenantor's liability under this deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that Tax Liability; or

(ii) in a case falling within either of sub-paragraphs (a)(1), (a)(2), (a)(3) or (a)(4) of sub-clause (ii) of clause 1 (Interpretation) the later of:-

(a) the date falling five Business Days after the date when the Covenantor has been notified by the Company or the Purchaser that a claim has been issued in respect of the Relief lost, used or set off or the auditors for the time being of the Company have certified, at the request of the Purchaser or the Company, that the Covenantor has a liability for a determinable amount under clause 2 (Covenant); and

(b) the last date on which the Company or the Relevant Subsidiary would have had to have paid to the appropriate Tax Authority Tax for the period in which the relevant Relief was lost, used or set off, or, in the case of a Relief that never existed, the date of Completion (assuming that the relevant Company or Subsidiary has Tax capacity for these purposes).

10.2 If any payment required to be made by the Covenantor under this deed is not made by the due date for the making thereof, then, except such part of the Covenantor's payment in respect of a liability under clause 2 (Covenant) that compensates the Purchaser for the late payment by virtue of its extending to interest and penalties, that payment shall carry interest from that due date until the date when the payment is actually made at a rate one per cent. above the base rate from time to time of Lloyds TSB Bank plc.

11. Deductions from Payments, Etc.

11.1 All sums payable by the Covenantor to the Purchaser under this deed shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

11.2 If any deductions or withholdings are required by law to be made from any of the sums payable as mentioned in sub-clause 11.1, the Covenantor shall be obliged to pay to the Purchaser such sum as will, after the deduction or withholding has been made, leave the Purchaser with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

11.3 If any sum payable by the Covenantor to the Purchaser under this deed (other than interest under clause 10 (Due Date of Payment)) shall be subject to a Tax Liability in the hands of the Purchaser, the Covenantor shall be under the same obligation to make an increased payment in relation to that Tax Liability as if the Tax Liability were a deduction or withholding required by law.

12. Surrender of Group Relief

12.1 The Purchaser shall procure that the Company and/or any of the Subsidiaries shall (as the Purchaser may specify to the extent that the amounts of Group Relief lawfully available for surrender is in excess of the amounts requested by the Covenantor and where such amounts are available to be surrendered by more than one of the Company and/or the Subsidiaries for the period in question) surrender to the Covenantor or to any member of the United Utilities Group (as the Covenantor may specify) all amounts of Group Relief as the Covenantor may at its sole discretion direct in writing (subject to such Group Relief being, in the reasonable opinion of the Covenantor, legally available) in respect of any accounting period of the Company and/or any of the Subsidiaries ended on or before the end of the accounting period in which Completion took place.

12.2 The Purchaser hereby undertakes that it shall, and shall procure that the Company and each of the Subsidiaries will, use all reasonable endeavours to procure that full effect is given to the surrenders to be made under sub-clause 12.1 and that such surrenders are allowed in full by HMRC and (without prejudice to the generality of the foregoing) the Purchaser shall procure

that the Company and each of the Subsidiaries shall sign and submit to HMRC all such notices of consent to surrender (including any reasonable provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be reasonably necessary to secure that full effect is given to this clause.

12.3 In consideration of each of the surrenders to be made under sub-clause 12.1, the Covenantor shall pay to such of the Company and/or any of the Subsidiaries as is the surrendering company in respect of the surrender in question or, as the case may be, shall procure that the relevant member of the United Utilities Group shall pay to that surrendering company a sum equal to the amount of corporation Tax from which the company that is the claimant company in respect of such surrender has been relieved by virtue of that surrender being validly and effectively made; PROVIDED THAT the provisions of this sub-clause shall not have effect if and to the extent that payment in respect of any such surrender has been made on the basis specified in the foregoing provisions of this sub-clause on or before the date of this deed.

12.4 Any sum payable under sub-clause 12.3 shall be paid on the date on which any corporation Tax chargeable on the taxable profits of the company that is the claimant company in respect of the surrender in question for the accounting period of its to which that surrender relates becomes due and payable (or would have become due and payable had the claimant company incurred any liability to corporation Tax in respect of that accounting period).

12.5 In the event that any payment is made in accordance with the foregoing provisions of this clause in respect of any surrender of Group Relief made under sub-clause 12.1 or any payment is made by the Covenantor to such of the Company and/or any of the Subsidiaries as is the surrendering company in respect of the surrender of the Pre-Management Accounts Date Losses, and corporation Tax falls nevertheless to be charged in respect of the taxable profits that the relevant surrender was intended to relieve from such Tax (whether as a result of HMRC refusing to allow Group Relief or subsequently withdrawing Group Relief in respect of the relevant surrender or for any other reason whatsoever), the Purchaser shall procure that the Company or the relevant Subsidiary or Subsidiaries shall forthwith repay to the Covenantor or to the relevant member of the United Utilities Group either the sum previously paid in respect of the relevant surrender in accordance with the foregoing provisions of this clause or, as the case may be, such part of that sum as is attributable to the element of the surrender that did not have the effect of relieving from corporation Tax the taxable profits intended to be relieved by virtue of that surrender.

12.6 (i) The Purchaser shall pay to the Covenantor by way of an adjustment to the consideration payable under the Agreement for the Shares:-

(a) in relation to a surrender of Group Relief which is a Relief referred to in sub-clause 6.4(ii) or a surrender of Pre-Management Accounts Date Losses, an amount equal to the payment required to be made by the Covenantor or other member of the United Utilities Group pursuant to sub-clause 12.3 on the same date that such payment is made; and

(b) in relation to any other surrender of Group Relief, an amount equal to 90% of the payment required to be made by the Covenantor or other member of the United Utilities Group pursuant to sub-clause 12.3 on the same date that such payment is made.

(ii) The Covenantor shall pay to the Purchaser by way of an adjustment to the Consideration payable under this Agreement for the Shares:-

(a) in relation to surrender of Group Relief which is a Relief referred to in sub-clause 6.4(ii) or a surrender of Pre-Management Accounts Date Losses, an amount equal to the payment required to be made by the Company or any of the Subsidiaries pursuant to sub-clause 12.5 on the same date that such payment is made; and

(b) in relation to any other surrender of Group Relief, an amount equal to 90% of the payment required to be made by the Company or any of the Subsidiaries pursuant to sub-clause 12.5 on the same date that such payment is made.

13. Counter Covenant

13.1 The Purchaser hereby covenants with the Covenantor to pay to the Covenantor an amount equal to any of the following:-

(i) any liability or increased liability to Tax of any member of the United Utilities Group which arises as a result of or by reference to any reduction or disallowance of Group Relief that has been claimed by the relevant member of the United Utilities Group, where and to the extent that such reduction or disallowance occurs as a result of or by reference to:-

(a) any total or partial withdrawal effected by the Company and/or any of the Subsidiaries after Completion of any surrender of Group Relief that was properly submitted by the Company and/or any of the Subsidiaries to HMRC on or before Completion, or after Completion pursuant to the terms of clause 12, in respect of any accounting period ended on or before Completion and was legally available, save to the extent that the Company and/or any of the Subsidiaries received any payment for the Group Relief and such payment has been returned in full; or

(b) any total or partial disclaimer made by the Company and/or any of the Subsidiaries after Completion of any capital allowances available to the Company and/or any of the Subsidiaries in respect of any accounting period ended on or before Completion,

save where any such withdrawal or disclaimer is made at the express written request of the Covenantor or was assumed or otherwise reflected in the Management Accounts;

(ii) any liability or increased liability to Tax of the Covenantor or any member of the United Utilities Group which arises as a consequence of or by reference to any of the following occurring or being *deemed to occur* at any time after Completion:-

(a) the disposal by any Company of any asset or of any interest in or right over any asset;

(b) the making by any Relevant Company of any such payment or deemed payment as constitutes a chargeable payment for the purposes of section 214 ICTA;

(c) any Relevant Company ceasing to be resident in the United Kingdom for the purposes of any Tax; or

(d) any Relevant Company failing to pay the whole of the Tax charged by any Tax Assessment made in respect of that Relevant Company within six months of the date of that Tax Assessment where (and to the extent that) the liability for that Tax arises in circumstances such that the Purchaser would not have been entitled to make a claim against the Covenantor under clause 2 (Covenant) of this deed in respect of that Tax had it been paid by the Relevant Company, provided that the Covenantor has not already recovered that Tax from any Relevant Company under statutory rights of indemnity and the Covenantor shall procure that no such recovery is sought to the extent payment is made under this sub-clause,

and for the purposes of this sub-clause, the term **"Relevant Company"** shall mean the Company, any of the Subsidiaries and any other company which is, or has at any time been, treated for the purposes of any Tax as being a member of the same group of companies as the Purchaser or as being associated with the Purchaser; and

(iii) any reasonable out-of-pocket legal and accounting costs and expenses reasonably and properly incurred by any member of the United Utilities Group in connection with any such liability or increased liability to Tax (or Claim therefore) or in successfully taking any action under this clause.

13.2 (i) Upon the Covenantor becoming aware, or upon the date when the Covenantor ought reasonably to have become aware, of a Claim relevant for the purposes of sub-clause 13.1, the Covenantor shall forthwith (and, in any event, within ten Business Days) give written notice of that Claim to the Purchaser, and the Covenantor shall or, as the case may be, shall procure that the relevant member of the United Utilities Group will (if the Purchaser shall indemnify the Covenantor and/or the relevant member of the United Utilities Group to the Covenantor's reasonable satisfaction against all reasonable losses, out-of-pocket costs, damages and expenses, including interest on overdue Tax and penalties, which may be incurred thereby) take such reasonable action and give such information and assistance as is reasonably necessary in connection with the affairs of the Covenantor and/or the relevant member of the United Utilities Group as the Purchaser may reasonably and promptly by written

notice request, following consultation with the Covenantor and having taken into account any reasonable comments of the Covenantor (having regard to the Purchaser's liability for the purposes of sub-clause 13.1 and any material effect on the quantum of the future liability to Tax for any member of the Purchaser's Group or for the Covenantor or any member of the United Utilities Group) to avoid, resist, appeal or compromise the Claim; PROVIDED THAT the Covenantor shall not be obliged to appeal against any Tax Assessment or to procure that any member of the United Utilities Group appeals against any Tax Assessment if, the Purchaser having been given written notice of the receipt of that Tax Assessment in accordance with the preceding provisions of this sub-clause, the Covenantor or the relevant member of the United Utilities Group has not prior to the earlier of (a) 15 Business Days from the Covenantor issuing a notice pursuant to this sub-clause and (b) 6 Business Days prior to the last date on which an appeal may be made against the Tax Liability to which the Relevant Claim relates (provided that the Purchaser has had notice from the Covenantor pursuant to this sub-clause before the date that is ten Business Days before the last date for making the appeal referred to earlier), received instructions in writing from the Purchaser in accordance with the preceding provisions of this sub-clause, to make that appeal.

(ii) The actions which the Purchaser may reasonably request under sub-clause 13.2 shall include (without limitation) the Covenantor and/or the relevant member of the United Utilities Group applying to postpone (so far as legally possible) the payment of any Tax and/or allowing the Purchaser to take on or take over at its own expense the conduct of all or any proceedings of whatsoever nature arising in connection with the Claim in question, and, if the Purchaser takes on or takes over the conduct of proceedings, the Covenantor shall provide and/or shall procure that the relevant member of the United Utilities Group shall provide such information and assistance as the Purchaser may reasonably require in connection with the preparation for and conduct of those proceedings.

13.3 (i) Where the Purchaser becomes liable to make any payment under this clause 13, the due date for the making of that payment shall be the later of:-

(a) the date following five Business Days after the date on which the Purchaser receives written notice of such liability from the Covenantor; and

(b) the date that is three Business Days before the last date on which the Covenantor or, as the case may be, the relevant member of the United Utilities Group would have had to have paid to the appropriate Tax Authority the Tax that has given rise to the Purchaser's liability under this clause 13 in order to avoid incurring a liability to interest or a charge or penalty in respect of that amount of Tax.

(ii) If any payment required to be made by the Purchaser under this clause 13 is not made by the due date for the making thereof, then, except to the extent that the Purchaser's liability under this clause 13 compensates the Covenantor for the late payment by virtue of its extending to interest and penalties, that payment shall carry interest from that due

date until the date when the payment is actually made at a rate determined by the Covenantor to be one per cent. above the base rate from time to time of Lloyds TSB Bank plc.

13.4 (i) All sums payable by the Purchaser to the Covenantor under this clause shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

(ii) If any deductions or withholdings are required by law to be made from any of the sums payable as mentioned in sub-clause 13.4(i), the Purchaser shall be obliged to pay to the Covenantor such sum as will, after the deduction or withholding has been made, leave the Covenantor with the same amount as they would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

(iii) If any sum payable by the Purchaser to the Covenantor under this clause (other than interest under sub-clause 13.3(ii) shall be subject to a liability to Tax in the hands of the Covenantor, the Purchaser shall be under the same obligation to make an increased payment in relation to that liability to Tax as if the liability were a deduction or withholding required by law.

14. Value Added Tax

14.1 The Purchaser shall or shall procure that the Company and each Subsidiary which is a member of the VAT Group contributes to the Covenantor (the "representative member") such proportion of any VAT for which the representative member is accountable as is properly attributable to supplies, acquisitions and importations ("supplies") made by the Company and each such Subsidiary whilst a member of the VAT Group (less such amount of deductible input tax as is properly attributable to such supplies), such contribution to be made in cleared funds on the day which is the later of five Business Days after demand is made therefor, and five Business Days before the day on which the representative member is required to account for such VAT to HMRC; provided that no such contribution shall be made to the extent that:

(i) such contribution was made prior to or on Completion;

(ii) such contribution was taken into account in determining the Intra-Group Ordinary Course Items or Company Payables; or

(iii) the Purchaser would otherwise have been able to make a claim against the Covenantor under this deed (ignoring for these purposes the application of clause 4 (Exclusions)) in respect of that tax or that contribution (and no such claim shall be made to the extent that such tax or such contribution is borne and discharged by the Covenantor in its capacity as the representative member).

14.2 The Covenantor shall pay, or shall procure that there is paid, to the Company (on behalf of itself and each Subsidiary) an amount equivalent to such proportion of any repayment of VAT received by the representative member from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax that is properly attributable to supplies made

to and by the Company and the Subsidiaries whilst a member of the VAT Group, within five Business Days of its receipt by, or offset against a liability of, the representative member, provided that no such payment is made to the extent that

(i) such payment was made before Completion;

(ii) such payment was taken into account in determining the Intra-Group Ordinary Course Items or Company Payables; or

(iii) the auditors certify that any amount which the representative member is or has been accountable for and which is attributable to supplies made to and by the Company and the Subsidiaries whilst a member of the VAT Group is in excess of the amounts actually contributed by the Company or the Subsidiaries in respect of such supplies; in which case any payment due from the Covenantor under this <u>sub-clause 14.2</u> shall be reduced by an amount equal to such excess.

14.3 The Purchaser shall pay, or shall procure that there is paid, to the Covenantor an amount equivalent to any repayment of VAT (or any interest received in respect of any such amount) received by the Company or any of the Subsidiaries from HMRC that is attributable to supplies made before Completion, within five Business Days of its receipt by the Company or, as the case may be, a Subsidiary or Subsidiaries, provided that no such payment is made to the extent that:

(i) such payment was made before Completion; or

(ii) such payment was taken into account in determining the Intra-Group Ordinary Course Items or Company Payables.

14.4 The Covenantor shall procure that the representative member shall use reasonable endeavours to secure any repayment referred to in <u>sub-clause 14.2</u> above as quickly as possible following Completion.

14.5 The Purchaser shall provide such information as may be required to enable the representative member to make the returns and provide the information required to be provided for VAT purposes.

14.6 If the Company and/or any of the Subsidiaries are still a member of the VAT Group at Completion, the Covenantor and the Purchaser shall cooperate with each other to procure that as soon as practical after Completion, an application is made pursuant to section 43 of the Value Added Tax Act 1994 for the relevant Company and/or Subsidiaries to be excluded from the VAT Group with effect from Completion or such later date as the relevant Tax Authority may allow.

15. Stamp Duty

The Covenantor warrants to the Purchaser that all documents forming part of the title to any asset of the Company or any of the Subsidiaries or which the Company or any of the

Subsidiaries may wish to enforce or to produce in evidence are physically located in the United Kingdom (to the extent such documents are stampable in the United Kingdom) and, where stampable, are duly stamped and have where appropriate been adjudicated. If this warranty is untrue with respect to any document and it is necessary to procure stamping of such document for a Required Reason, then provided that the Purchaser, the Company and/or the Subsidiary (as the case may be) shall at the expense of Covenantor have made a reasonable attempt to prevent any such document being required, including (but not limited to) attempting to satisfy such requirement by the production of certified copies of any such document, and without prejudice to the Purchaser's right to claim damages for breach of this warranty, the Covenantor shall procure the stamping of such document within 10 Business Days of the Purchaser's written request to do so.

16. Choice of Governing Law

This deed shall be governed by, and construed in accordance with, English law.

17. Payments by Purchaser and Covenantor

17.1 Any payment made by the Purchaser under the deed shall (as far as possible) be treated as being made by way of an increase in the Consideration paid or payable by the Purchaser under the Agreement to the Covenantor for the Shares.

17.2 Any payment made by the Covenantor under the deed shall (as far as possible) be treated as being made by way of an reduction in the Consideration paid or payable by the Purchaser under the Agreement to the Covenantor for the Shares.

18. Contracts (Rights of Third Parties) Act 1999

18.1 The provisions of clause 12 (Surrender of Group Relief) and clause 13 (Counter Covenant) are intended to confer benefit on the members of the United Utilities Group and, subject to the remaining provisions of this clause, are intended to be enforceable by each member of the United Utilities Group by virtue of the Contracts (Rights of Third Parties) Act 1999.

18.2 The parties to this deed do not intend that any other terms of this deed, other than that specifically referred to in sub-clause 18.1 of this clause 18, should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this deed.

18.3 Notwithstanding sub-clause 18.1 of this clause 18, this deed may be varied in any way and at any time by the parties to the deed without the consent of any member of the United Utilities Group who is not a party to the deed.

19. Incorporation of Provisions from the Agreement

The provisions of clauses 15 (Remedies and Waivers), 17 (Assignment), 19 (Further Assurance), 20 (Notices), 22 (Announcements), 22 (Confidentiality), 24 (Counterparts), 26 (Invalidity) and 29 (Jurisdiction) of the Agreement shall apply to this deed except to the extent inconsistent with this deed as if the same had been set out here save the references to the

Seller, its address, facsimile number and the Agreement shall be construed as references to the Covenantor, its address, facsimile number and this deed.

Signed as a deed by [*name of individual attorney*] as attorney for UNITED UTILITIES PLC in the presence of:	))))	.... (Signature of attorney)
Witness's signature:		....
Name (print):		....
Occupation:		....
Address:		....

Signed as a deed by [*name of individual attorney*] as attorney for VTX BIDCO LIMITED in the presence of:	))))	.... (Signature of attorney)
Witness's signature:		....
Name (print):		....
Occupation:		....
Address:		....

Schedule 9
(Transitional Services)

1. **In this Schedule unless the context requires otherwise:**

"**CEDR**" has the meaning set out in paragraph 9(C);

"**Commencement Date**" means the first Business Day after Completion;

"**Contract Month**" means a period starting on one day in a calendar month and ending on the day before the numerically corresponding day in the next calendar month, except that, if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that calendar month, and the first such period shall start in the Business Day after Commencement Date;

"**Dispute Resolution**" means the dispute resolution procedure set out in paragraph 11 of this Schedule;

"**Force Majeure**" means in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lockout or other form of industrial action) relating to the provision of any of the Services;

"**Service Charges**" means the sums set out in Annexure 1; and

"**Services**" means the services described in Annexure 1.

2. **Services to be provided**

With effect from the Commencement Date, the Seller shall, or shall procure that any member of the Retained Group shall, provide to the Group the Services in accordance with the provisions of this Schedule. The Seller warrants that, so far as it is aware, it is entitled to provide the Services.

3. **Consideration**

3.1 The Purchaser shall procure that the Company pays the Services Charges in respect of each of the Services.

3.2 Payment of the Services Charges shall, unless the subject of a bona fide dispute, be made in accordance with the terms of Annexure 1. Where payment terms for Service Charges are not specified in Annexure 1, payment shall be paid within 30 days of the date of receipt of the Seller's invoice.

3.3 Payment of the Service Charges shall be made in pounds sterling (£).

3.4 Neither party shall be entitled to set off or reduce payments by any amounts that it claims are owed to it by the other party under this agreement.

3.5 Payment of the Service Charges shall in each case be exclusive of any amounts in respect of VAT and the Company shall pay to the Seller an amount equal to any amounts in respect of

VAT properly chargeable in respect of any supply for which the payment in question is consideration for VAT purposes upon presentation of a valid VAT invoice.

4. Manner in which Services are provided

The Seller shall:

(A) in respect of Services carried out prior to the Commencement Date, provide the Services in all material respects to the standard of service which such Services have been provided in the twelve months immediately prior to the Commencement Date, save as otherwise expressly provided in this Schedule;

(B) employ the same personnel who have provided the Services in the three months immediately prior to Completion, if available, or otherwise employ suitably qualified personnel, with appropriate knowledge and expertise, where reasonable and practicable, of the historic provision of such Services, to provide the Services;

(C) comply at all times with the requirements of any applicable law, regulation or directive affecting the provision of the Services.

5. Data Protection

To the extent the Services involve the processing of any personal data within the meaning of the Data Protection Act 1998 (the "**DPA**") in respect of which any member of the Group is the data controller:

(A) the Seller shall act in accordance with the Company's reasonable written instructions in processing such personal data;

(B) the Seller shall take appropriate technical and organisational measures against unauthorised or unlawful processing of such personal data and against accidental loss or destruction of, or damage to, such personal data;

(C) the Seller shall at all times take reasonable steps to ensure the reliability of those of its employees who have access to the personal data held on behalf of the Group and shall use reasonable endeavours to ensure their compliance with the obligations set out in this clause; and

(D) the Seller shall promptly provide at no charge such assistance as the Group may reasonably require in order for the Group to deal with any request for subject access under section 7 of the DPA.

6. Duration

The provisions of this Schedule shall come into effect on the Commencement Date and shall continue in force for the various periods set out in Annexure 1. The Company may, by notice in writing, terminate the provision of any or all of the Services in whole or in part at any time in accordance with the provisions of this Schedule.

7. Effect of Termination

7.1 Immediately upon termination being notified to the Seller by the Company, the Seller shall return or deliver to the Company all books, records (including machine readable records) and documents in its possession or under its control and which either relate exclusively to the provision of the Services hereunder or the creation of which was solely due to the provision of the Services hereunder.

7.2 The Seller shall be entitled to retain such copies as are required in order to comply with any relevant law or regulations or in connection with the preparation and agreement of any accounting or other records, provided that the Seller informs the Company of the copies made for these purposes and subject to the terms of confidentiality in clause 23.

7.3 The Company shall be entitled to retain the original documentation which is delivered under paragraph 7.1 above.

8. Exclusions and Liability

8.1 The parties agree that they shall not make claims against one another or any member of the other's Group or any of the other's directors, officers or employees to recover any losses, costs or expenses which they, or any other person, may suffer or incur by reason of, arising out of, or otherwise in connection with, the provision of the Services or the carrying out of any other obligations in accordance with the provisions of this Schedule except that either party shall have the right to claim against the other for loss or damage it suffers arising out of any material or persistent breach of the obligations set out in this Schedule in which case the liability of the party concerned whether in contract, tort (including negligence) or for breach of statutory duty or in any other way, shall not exceed the relevant Service Charges paid or payable up to the date the liability was incurred excluding any amounts applicable to loss of profit or indirect or consequential loss.

8.2 Notwithstanding the provisions of paragraph 8.1 above, liability of the parties for death or personal injury due to negligence, and for fraud or bad faith shall not be excluded.

9. Provision of Information

9.1 Each party shall provide, free of charge, reasonable access to the other party's employees or duly authorised representatives upon reasonable notice in order to inspect information, books, documents or records relating to the provision of Services which are held by, or are under the control of, the relevant party and which are necessary to enable any other party to perform its obligations in accordance with the provisions of this Schedule properly.

9.2 Each party shall use all reasonable endeavours to respond promptly to any reasonable requests for guidance, instruction or information made by any other party to enable such other party to perform its obligations in accordance with the provisions of this Schedule properly and for the Group itself to assume responsibility for the provision of the Services.

9.3 Each party shall take such reasonable steps as may be necessary to ensure the safety of any of the personnel of any other party who (with the consent of such party) visit any of the sites or properties at which such party carries on business.

9.4 Each party shall co-operate as far as is reasonably practicable in providing any information reasonably requested by any other party, provided that such information is:

(A) reasonably necessary for the provision of the Services;

(B) reasonably necessary to enable the Company to determine whether the Seller is providing the relevant Service to the appropriate standard in accordance with the provisions of this Schedule;

(C) reasonably necessary to calculate the payments of the provision of the Services; or

(D) reasonably necessary to comply with any relevant law or regulation.

10. Force Majeure

10.1 If any party is affected by Force Majeure it shall promptly notify the other party of the nature and extent of the relevant circumstances.

10.2 The party affected by Force Majeure will use all reasonable endeavours to perform its obligations in accordance with the provisions of this Schedule.

11. Dispute Resolution

If any dispute or disagreement arises between the Seller and the Company as to any matter referred to or in connection with this Schedule the Seller and the Purchaser agree that:

11.1 subject to paragraph 11.2, as soon as reasonably practicable after they are aware of such dispute or disagreement, both the Company and the Seller shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to 10 Business Days;

11.2 if discussions and negotiations fail to resolve such dispute or disagreement or if the issue involved requires in the reasonable opinion of either party more urgent attention, such matter shall be referred to the Seller's chief executive (for the time being) and the Company's chief executive (for the time being) (or such other senior executive as the Seller or the Purchaser shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to 5 Business Days (or such longer period as the parties may agree) from the date on which such dispute or disagreement is referred to the chief executives;

11.3 if the chief executives are unable to resolve such dispute or disagreement within the period referred to in paragraph 11.2, the matter will then be referred to mediation in accordance with

the model procedure of the Centre for Dispute Resolution, London ("**CEDR**"), such mediation to be completed within 30 Business Days of signature of the CEDR mediation agreement; and

11.4 if the dispute or disagreement is not settled as a result of (and within the time specified under) the mediation process referred to in paragraph 11.3 above, the parties shall submit to the exclusive jurisdiction of the English Courts in respect of such dispute or disagreement.

12. Assignment and Subcontracting

12.1 The Seller may not assign or otherwise dispose of its obligations to provide the Services, at law or in equity, including by way of security or declaration of trust except to members of the Retained Group or otherwise with the prior written consent of the Purchaser not to be unreasonably withheld or delayed. Any purported assignment in breach of this clause shall confer no rights on the purported assignee. The Seller may not subcontract any of its obligations to provide the Services without the prior written consent of the Purchaser not be unreasonably withheld or delayed.

12.2 The restriction on sub-contracting in paragraph 12.1 shall not apply to any Services, the performance of which was sub-contracted to a third party before the Commencement Date and nothing shall prevent any member of the Retained Group from seeking any advice or support from a third party adviser in connection with the provision of the Services.

13. Performance governance

The Seller agrees to perform the obligations set out in Annexure 2 to this Schedule 9 and the Purchaser agrees to procure the Group performs its obligation set out in Annexure 2 to this Schedule 9.

Annexure 1
Services to be provided by the Seller

Service	Service Description	Service Charges	Service Term	Company Obligations	Key Service Representative
Tax	Services provided by the Seller through its Group Tax department as needed and on a consultative basis including: o UK Corporation tax compliance support o UK VAT compliance support o Ad hoc corporation tax planning advice o High level overview of international tax compliance position NB - Both parties shall use best endeavours in providing any support and advice in delivering the service	£10,000 per month (Any Professional Fees will be based on a "pass through" basis)	Six (6) months, unless terminated earlier on 30 days written notice by the Company.	Develop own capability in an urgent and timely manner.	John Hardy (the Seller) Tim Birkett (the Company)
Pensions	Administration of the Group consenting acting members within the UU Pension Schemes including: o Running pension schemes o Servicing Company and trustees o Appoint and monitor advisors etc.	£700 per day or £100 per hour (the Seller shall make available 1 person per day per week for Service Term as required by the Company)	Six (6) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.	Develop own capability in an urgent and timely manner. Liaise with administration teams re, starters, leavers, salary deductions, early and ill health retirements, redundancy/severance, bid support and advice. Additional support as required by specific solution around transfer of active member past service	Allan Heron (the Seller) Tim Birkett (the Company)

Service	Service Description	Service Charges	Service Term	Company Obligations	Key Service Representative
SAP IT Systems	Use of SAP IT systems and network NB – Both parties shall work together to mitigate any costs incurred or likely to be incurred	£64,170 per month This is broken down as follows: £12,800 per month (SAP Licence to Group) £51,370 per month (Infrastructure to Group)	Infrastructure: Twelve (12) months, unless terminated earlier on 30 days written notice by the Company, in respect of systems and network. SAP Licence: Six (6) months, unless terminated earlier on 30 days written notice by the Company, in respect of SAP IT. The Seller shall use all reasonable endeavours to extend the Service Term in respect of SAP IT to twelve (12) months (subject to termination earlier on 30 days written notice by the Company and in accordance with the terms of any extension) with the agreement of its third party supplier (SAP). The Company will meet any additional charges made by SAP for the extension.		Neal Summers (the Seller) Paul Cavanagh (the Company)
IS Data Centre	Occupation of Data Centres at Lingley Mere and Dawson House for the Group's own systems NB This Service line may be superseded by and be subject to a separate Rental Agreement to be entered into between the Seller and the Company.	£21,870 per month	Continuing subject to: 1. 12 months notice by either party if the Group is to vacate one of the data centres. 2. 15 months notice by either party if the Group is to vacate both data centres at the same time or within 3 months of each other.	None	Neal Summers (the Seller) Paul Cavanagh (the Company)

Service	Service Description	Service Charge	Service Term	Company Obligations	Key Service Representative
Financial services including payroll, invoices and cheque processing and supplier care.	Services provided by UUNW finance department e.g. o Updating Payroll systems with employee information o Production & Issue payslips o Dealing with payroll queries o Inputting vendor invoices o Dealing with Vendor Queries o Drafting & Issuing Cheques	Payroll £22,170 per month Cheque Processing/Supplier Care £26,390 per month	Twelve (12) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.	Develop own capability in an urgent and timely manner. Liaise with administration teams re. starters, leavers, payroll changes, deductions, early and ill health retirements, redundancy/severance etc.	Payroll – Carole Alderson (the Seller) Cheque Processing/Supplier Care – Norma Tideswell (the Seller) Paul Cavanagh (the Company)
Telephony	Provision of Telephony services to Group employees occupying Dawson House and Linley House e.g.: o Fixed line network and maintenance NB This telephony Service may be superseded by a separate Property Services Agreement which may or may not be in force already	Existing arrangements will continue.	Twelve (12) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.	Continue to use IMAC and other management processes as necessary	Paul Deehan (the Seller) Paul Cavanagh (the Company)

Service	Service Description	Service Charge	Service Term	Company Obligations	Key Service Representative
Procurement	Provision of Procurement support for the following services: Purchase Cards/Fuel Cards/Lodge Cards e.g.: o Provide cards o Training to cardholders o Management of Card data NB – All future payments must be processed through Company's own Bank Accounts SAP Master Database Management e.g.: o Set-up vendors on SAP o Block vendors on SAP o Delivery Address Management	Purchase/Fuel/Lodge Cards: £1,200 per month SAP Master Database Management: £1,600 per month	Twelve (12) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.	Develop own capability in an urgent and timely manner	Norman Davies (the Seller) John Barrington (the Company)
Company Secretariat (board secretary required for legal compliance)	Company secretariat services previously provided to the Group by the Seller	No charge – handoff exercise. The Seller will need to inform temp or hire of role and history. Provide to the Group database of history and/or provide electronic copy/CD-ROM of Group Companies' statutory records on "Blue Print" (the Company to purchase own licence)	Six (6) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.		Paul Davies (the Seller) Rachael Vickery (the Company)
HR director services	HR director services to be provided by former HR director of the Company who has joined the Seller up to 40% of weekly time	Reimbursement of pro rata salary, bonus and all reasonable expenses	Six (6) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement which shall not unreasonably be withheld or delayed.		Linda Booth (the Seller)

Service	Service Description	Service Charge	Service Term	Company Obligations	Key Service Representative
Other Services	Those services provided by the Supplier immediately prior to Completion other than any service agreement referred to in the SPA, required to ensure that the Group can continue its business and operations in the same way as during the preceding 12 months.	Reasonable daily rate to be agreed between the parties based on current practice.	Six (6) months, unless terminated earlier on 30 days written notice by the Company. Term extendable by mutual agreement, which shall not unreasonably be withheld or delayed.	As reasonably required	

Annexure 2

Performance governance

1. DAY TO DAY MANAGEMENT

The provision of the Services shall be managed at a project level on a day to day basis by the key service representatives from the Seller and the Group named in Annexure 1 who shall identify any performance issues as they occur and shall seek in good faith to resolve them in a timely manner.

2. OPERATIONAL SERVICE REVIEW

A service review will be carried out on a monthly basis for all the Services by a joint operational group consisting of one representative of the Seller and one representative of the Group which shall meet at the end of every calendar month whilst the Services are being provided and seek in good faith to understand and resolve any underperformance or other performance issues which have not been resolved under paragraph 1 above.

3. SENIOR MANAGEMENT REVIEW

If the joint operational group identifies performance issues which the joint operational group is not able to resolve to the satisfaction of the Seller and the Group within a reasonable period taking into account the nature of the issue (up to a maximum of 15 days from the date the issue is identified by the group), then the issue will be referred for resolution to a senior manager from the Seller and a senior manager from the Group who shall each be operational managers below divisional managing director level with appropriate levels of authority. These senior managers shall act in good faith.

4. DISPUTE RESOLUTION PROCEDURE

If the senior management review referred to in paragraph 3 above is not able to resolve the performance issue to the satisfaction of the Seller and the Group within a period of fifteen (15) days from the reference to the two senior managers, then the matter shall be referred for resolution to the Dispute Resolution procedure set out in paragraph 11.1 of Schedule 9.

Schedule 10
(Trade Mark Assignment)

THIS ASSIGNMENT is made the of , 2006.

BETWEEN:

(1) **UNITED UTILITIES PLC** (registered in England and Wales with number 02366616) of Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW ("**Assignor**"); and

(2) [ ] (registered in [ ] with number [ ]) of [ ] ("**Assignee**").

WHEREAS:

(A) Assignor is the registered proprietor of the trade marks and applicant for registration of the trade mark applications details of which are set out in Part A of the Annex to this Assignment (the "**Trade Marks**"). Assignor may also own unregistered common law trade mark rights in the brands (for the avoidance of doubt excluding rights to the individual words forming such brands, where such brands are ordinary English words) set out in Part B of the Annex to this Assignment (the "**Unregistered Rights**").

(B) The entire issued share capital of Assignor has been purchased by Assignee pursuant to a sale and purchase agreement dated [ ] 2006 (the "**SPA**").

(C) Assignor has agreed to assign the Trade Marks to Assignee in accordance with the obligations created under the SPA.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1. **ASSIGNMENT**

1.1 In consideration of the payment of £1 from Assignee to Assignor (receipt of which is hereby acknowledged by Assignor), Assignor hereby assigns to Assignee (i) all its right, title and interest (if any) in and to the Unregistered Rights, and (ii) all its right, title and interest in and to the Trade Marks together with the goodwill owned by the Assignor in the Unregistered Rights and Trade Marks, its common law rights associated with the Trade Marks, and all its associated rights, privileges and advantages, in each case including, without limitation, the right to take proceedings and recover damages and obtain any other remedy in respect of past and future infringements of the Unregistered Rights and the Trade Marks.

1.2 The foregoing assignment shall include any rights which Assignor has to apply for registration anywhere in the world of the Unregistered Rights.

2. FURTHER ASSURANCE

2.1 Assignor shall, at the request and cost of Assignee, execute any further documents that may be necessary to secure the vesting in Assignee of the Trade Marks and to assist the Assignee in the recordal of the Assignee as proprietor of the Trade Marks at the relevant trade marks registry.

2.2 For the avoidance of doubt, all costs in respect of recording this Assignment shall be borne by Assignee.

3. GOVERNING LAW AND JURISDICTION

3.1 This Assignment shall be governed by and construed in accordance with English law.

3.2 The courts of England and Wales are to have jurisdiction to settle any dispute arising out of or in connection with this Assignment. Any proceeding, suit or action arising out of or in connection with this Assignment ("Proceedings") may therefore be brought in the English courts. Each party agrees that this jurisdiction agreement is irrevocable and that it is for the benefit of the other party.

3.3 Each party waives (and irrevocable agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in the English Courts. Each party also irrevocably agrees that a judgment against it in Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

IN WITNESS OF WHICH this Assignment has been executed by or on behalf of the parties on the date first above written.

Signed by for and on behalf of **UNITED UTILITIES PLC**	)))	....
Signed by for and on behalf of **[ASSIGNEE]**	)))	....

Annex

Part A: Trade Marks

Mark	Type	Country	Status	Classes	Owner	Renewal Date	Ref
VERTEX	WO	UK	Registered	41	UU	02/2016	2056497
		UK	Registered	35 36 42	UU	01/2016	2050689
		UK	Registered	35	UU	04/2013	2330792
		India	Pending application	9	UU		1203796
	DO	UK	Registered	35 36 41 42	UU	04/2011	2266382
		EU	Registered	35 35 40 41 42	UU	08/2011	2356855
		UK	Registered	9 35 36 42	UU	04/2013	2330800
		India	Pending application	9	UU		1203794
VERTEX INDIA	WO	India	Pending application	9	UU		1203798
CITIZEN FIRST	WO	UK	Registered	35 41 42	UU	08/2012	2308020
citizen 1st	DO	UK	Registered	35 41 42	UU	11/2013	2349750
USERVE	WO	UK	Registered	35 36 37 38 42	UU	04/2014	2361894
BEYOND THE TRANSACTION	WO	UK	Registered	41	UU	06/2010	2237080
VCRM	WO	UK	Registered	35	UU	03/2010	2226242
FIRST REVENUE ASSURANCE	WO	UK	Registered	36	UU	10/2014	2375928
		USA	Pending application	36	UU		76629048
		Canada	Registered	36	UU	08/2021	TMA669076
FRA	WO	UK	Registered	36	UU	10/2014	2375929
		Canada	Pending application	36	UU		1234097
1st First Revenue Assurance	DW	UK	Registered	36	UU	10/2014	2375927
		USA	Pending application	36	UU		76628847
		Canada	Registered	36	UU	09/2021	TMA673212
VERTEX OUTSOURCING	WO	USA	Pending application	35	UU		78316444
		Canada	Registered	35	UU	04/2021	TMA663208
Vertex Financial Services	WO	Australia	Pending application	9	UU		1106411
		New Zealand	Pending application	9	UU		745408
LAMDA	WO	Australia	Pending application	9	UU		1106408
		New Zealand	Pending application	9	UU		745407

Part B: the Unregistered Rights

- Thetar
- Columbus
- Amber
- Straight-Through Licensing (STP)
- Genesis Life
- The virtual life company
- Alpha+
- Alpha+calculations engine
- Alpha Calcs
- ACE
- IPSIS
- IDS
- DTV
- Virtual Advice
- E-GPR Service
- Vertigo
- Instruct By Net
- IBNet
- E-KFI
- Common Trading Platform (Exchange)
- Exweb
- Cortex
- Sapphire
- AdviserNet WebBuilder

Signatures

In witness whereof this agreement has been duly executed by or on behalf of the parties hereto on the date first stated above.

Signed by)

for and on behalf of) ....

UNITED UTILITIES PLC

Signed by)

for and on behalf of) ....

VTX BIDCO LIMITED

DATE 23 November 2007

UNITED UTILITIES NORTH WEST PLC

and

NORTH WEST ELECTRICITY NETWORKS LIMITED

Agreement relating to
the sale and purchase of
shares in
UNITED UTILITIES ELECTRICITY LIMITED

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(PWHB/RAWS)

TP073270009

CONTENTS

THIS AGREEMENT is made 23 November 2007

BETWEEN:

1. UNITED UTILITIES NORTH WEST PLC of Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP (registered in England and Wales, No. 04146378 (the "**Seller**");

   AND

2. NORTH WEST ELECTRICITY NETWORKS LIMITED of Level 3, 30 Cannon Street, London EC4M 6YQ (registered in England and Wales, No. 06428375) (the "**Purchaser**").

WHEREAS:

(A) The Seller is the legal and beneficial owner of the Shares (as defined in this agreement).

(B) The Seller has agreed to sell and the Purchaser has agreed to purchase and pay for the Shares (as defined in this agreement) in each case on the terms set out in this agreement.

(C) Particulars of each member of the Group (as defined in this agreement) are set out in Schedule 4 (Basic information about the Company) and Schedule 5 (Basic information about the Subsidiaries).

NOW IT IS HEREBY AGREED as follows:

1. Interpretation

1.1 In this agreement and the Schedules to it:

"**1993 Act**"	means the Pension Schemes Act 1993;
"**Accounts**"	means the statutory accounts consisting of a consolidated income statement, balance sheet, cash flow statement, statement of recognised income and expense and related notes of the Company prepared in accordance with applicable United Kingdom law and International Financial Reporting Standards, for the accounting reference period ended on the Accounts Date and audited by Deloitte & Touche LLP;
"**Accounts Date**"	means 31 March 2007;
"**Agreed Rate**"	means 8.5 per cent.;

"Agreement Obligations"	has the meaning given to it in sub-clause 8.2(E);
"ASA"	means the Asset Services Agreement dated 9 March 2007 between the Company and UUES (as amended), a copy of which appears in the Data Room;
"AO Fund"	has the meaning given to it in the New UUE Group Agreement;
"ASP Fund"	has the meaning given to it in the New UUE Group Agreement;
"A Shares"	means the four issued A shares with a par value of 50 pence each in the capital of the Company;
"Assets"	means any and all assets and equipment whether situate at, in, on or under the Properties or otherwise, including without limitation substations cables pylons and machinery which are necessary for the Business;
"Assurance"	means any assurance, covenant, agreement, undertaking, security, guarantee, indemnity or other commitment given or undertaken direct or contingent by or binding upon the Seller or any other member of the Retained Group in respect of any obligation or liability of any member of the Group or, for the purposes of sub-clauses 7.2 and 7.3, means any assurance, covenant, agreement, undertaking, security, guarantee, indemnity (but excluding the EASL Indemnity) or other commitment given or undertaken direct or contingent by or binding upon the Company or any member of the Group in respect of any obligation or liability of any member of the Retained Group;
"Bank Account"	means the bank account to be notified to the Purchaser by the Seller not less than three Business Days prior to Completion;
"Books and Records"	means all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records (excluding software) proprietary to any member of the Group (or for the purposes of sub-clauses 13.4, 13.5 or 13.6, the Retained Group);
"Business"	means the electricity distribution business as carried on by the Group at the Completion Date;

"Certain Funds Letter"	means the letter in the agreed form relating to the Purchaser's capacity to meet its financial obligations under this agreement;
"CIO Agreement"	means the CIO, Data Centre Hosting and Shared System Service Agreement between the Company and United Utilities PLC dated 16 November 2007 (as amended);
"Companies Acts"	means the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989, the Companies Act 2006 and Part V of the Criminal Justice Act 1993;
"Company" or **"UUE"**	means United Utilities Electricity Limited, basic information concerning which is set out in Schedule 4 (Basic information about the Company);
"Completion"	means completion of the sale and purchase of the Shares under this agreement;
"Completion Date"	means 19 December 2007 (or such other date as may be agreed in writing between the parties);
"Completion Date L/C Amount"	has the meaning given to it in the New UUE Group Agreement;
"Consideration"	has the meaning given to it in sub-clause 3.1;
"Data Room"	means the electronic data room, the index for which is annexed to the Disclosure Letter, made available to the Purchaser by the Seller prior to the date of this agreement containing information relating to the business carried on by the Company and the other members of the Group;
"Disclosure Letter"	means the letter dated the date of this agreement written by the Seller to the Purchaser and delivered to the Purchaser's Solicitors before the execution of this agreement;
"EASL"	means Electricity Association Services Limited;
"EASL Agreements"	means (i) the members deed of contribution between EASL and certain contributors, including United Utilities PLC, dated 29 July 2003; (ii) the pensions deed of contribution between EASL and certain contributors, including United Utilities PLC, dated 3 September 2003; and (iii) the supplemental members deed of contribution between EASL and certain contributors, including United

"EASL Indemnity"	means the deed of indemnity between the Company and United Utilities PLC dated 9 November 2007 pursuant to which the Company indemnifies United Utilities PLC in respect of liabilities arising out of or in connection with the EASL Agreements;
"Eligible L/C Providers"	has the meaning given to it in the New UUE Group Agreement;
"Employee"	means an employee of any member of the Group;
"Encumbrance"	means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect;
"Environment"	means any and all living organisms (including man), ecosystems, property and the media of air (including air within buildings, natural or man-made structures, below or above ground), water (including as defined in section 104(1) of the Water Resources Act 1991 and within drains and sewers) and land (including under any water as described above and whether above or below surface);
"Environmental Laws"	means all international, EU, national or local statutes, bylaws, orders, regulations or other law or subordinate legislation or common law, all orders, ordinances, decrees or regulatory codes of practice, circulars, guidance notes, legal agreements with regulators and equivalent controls concerning the protection of human health or which have as a purpose or effect the protection or prevention of harm to the Environment or health and safety insofar as they are in force and legally binding on the relevant member of the Group at or before the date of this agreement in relation to the UUE Properties, the Assets and/or the Business;
"Funding Resources"	has the meaning given to it in sub-clause 8.2(E);
"GPP Arrangements"	means the group personal pension arrangements entered into by members of the Group;
"Group"	means the Company and all of the Subsidiaries;

"Group Recharges"	means, at any time and from time to time, the aggregate accrued but unpaid charges invoiced or remaining to be invoiced by United Utilities PLC (or any other member of the Retained Group) to the Company or any other member of the Group in respect of central corporate management costs apportioned to the Group on a customary basis, which include but are not limited to audit fees, insurance recharges, sponsorship recharges, actuarial, legal and consultancy costs, pension administration costs, private health care costs, SIP (share incentive plan) costs, costs relating to software licences and any other third party professional fees relating to the Group;
"Group Relief"	has the meaning it is given in the Tax Covenant;
"ICTA 1988"	means the Income and Corporation Taxes Act 1988;
"Information Memorandum"	means the information memorandum relating to the Group dated August 2007 and prepared by Deutsche Bank AG London;
"Information Technology"	means computer hardware, software and networks;
"Intellectual Property"	means all rights in or in relation to any right and all patents, utility models, trade marks, rights in designs, copyrights, topography rights, rights in inventions, Knowhow, trade secrets and other confidential information, rights in databases and all other intellectual property rights of a similar or corresponding character which may now or in the future subsist in any part of the world and any rights to receive any remuneration in respect of such rights (whether or not any of the foregoing is registered and including applications for registration of any such thing (except in respect of Warranty 17.4));
"Intra-Group Trading Items"	means, at any time and from time to time, all amounts owed, outstanding or accrued in respect of inter-company trading activity and the provision of services (including SAP system and other charges but excluding those matters in respect of which Group Recharges apply) and property arrangements between any member of the Retained Group and any member of the Group;
"Key Employee"	means those employees listed in Schedule 9 (Key Employees);

"Knowhow"	means confidential information and techniques in any form (including paper, electronically stored data, magnetic media, files and microfilm) including, without limitation, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;
"Letters of Credit"	has the meaning given to it in the New UUE Group Agreement;
"London Stock Exchange"	means the London Stock Exchange plc;
"Longstop Date"	means 31 January 2008;
"Management Accounts"	means the unaudited consolidated (except in the case of UUES which has been accounted for as an investment) balance sheet, income statement and cash flow statement for the Group as at the Management Accounts Date for the period from the Accounts Date to the Management Accounts Date;
"Management Accounts Date"	means 26 August 2007;
"Management Certificate"	has the meaning given to it in the New UUE Group Agreement;
"Network"	means the physical network of assets constituting the distribution network of overhead lines, underground cables, substations, transformers and the UUE Points of Presence (but not including the Thus Points of Presence) used by the Company for the distribution of electricity from grid supply points or generation sets or other entry points to its customers and any electrical plant, meters and metering equipment owned by the Company in connection with the distribution of electricity;
"New Trustee"	has the meaning given to it in the New UUE Group Agreement;
"New UUE Group Agreement"	means the agreement between the Company and the United Utilities (ESPS) Trustee Pensions Trustee Limited as trustee for the United Utilities group of the Electricity Supply Pension Scheme dated 16 October 2007;

"New UUEESPS"	means the United Utilities Electricity Group of the Electricity Supply Pension Scheme constituted by trust deed and rules dated 20 January 1983 as subsequently amended;
"No Leakage Undertaking"	has the meaning given to it in sub clause 5.1;
"Office Properties"	means the properties listed as such in Schedule 6 (Properties);
"OFGEM"	means the Gas and Electricity Markets Authority referred to in section 1 of the Utilities Act 2000 or any successor body or authority;
"Ordinary Shares"	means the 476,821,341 issued ordinary shares with a par value of 50 pence each in the capital of the Company;
"Panel"	means The Panel on Takeovers and Mergers;
"Payment"	means the amount payable pursuant to a Payment Obligation;
"Payment Obligation"	means any indemnity or covenant to pay;
"Pension Schemes"	means the UUESPS, the New UUEESPS, the UUPS and the GPP Arrangements;
"Permission"	means any planning permission, approval or other equivalent consent, authorisation or licence given or deemed to be given pursuant to planning legislation and includes all conditions attached to it;
"Permitted Leakage"	means:

(i) payments in respect of any business or assets or Property acquired from, or any business or assets or Property disposed of to, any member of the Retained Group, or liabilities assumed, indemnified or incurred for the benefit of any member of the Retained Group by any member of the Group, in each case on an arm's length basis between a willing seller and a willing buyer and not exceeding in aggregate £1,000,000;

(ii) any payment to the Retained Group of Intra-Group Trading Items, or a part thereof, in the ordinary course of business of the Group in accordance with the normal practice between the

(iii) any payment to the Retained Group of Group Recharges, or a part thereof, in the ordinary course of business of the Group and not exceeding £175,000 each calendar month;

(iv) any payment of Tax to HM Revenue & Customs or an amount in respect of Tax in relation to the business of any member of the Group under clauses 15 (Value Added Tax) and 16 (Group Payment Arrangements) of the Tax Covenant (or in accordance with the principles outlined in those clauses) which Tax would not give rise to a claim under the Tax Warranties or the Tax Covenant disregarding the financial limitations thereunder;

(v) any payments made to, or liabilities assumed for the benefit of, the Retained Group by any member of the Group strictly in accordance with and pursuant to the terms of the ASA or the CIO Agreement;

(vi) any payments made by or on behalf of any member of the Group to any member of the Retained Group in respect of any Group Relief surrendered to that member of the Group in accordance with clause 13 of the Tax Covenant to the extent such payment is provided for in the Management Accounts;

(vii) any payment accrued or provided for in the Management Accounts to the extent only that any such accrual or provision is owed to any member of the Retained Group;

(viii) the transfer of UUES to a member of the Retained Group for £45 million provided that the entire consideration is settled in cash upon such transfer;

(ix) payment of sums due and payable under the leases between any member of the Retained Group and any member of the Group in each case on an arm's length basis and on the terms referred to in Schedule 6 (Properties) or any other lease to be entered into prior to Completion between a member of the Retained Group and a member of the Group pursuant to the terms of this

(x) any payments made to, or liabilities assumed for the benefit of, the Retained Group by any member of the Group strictly in accordance with and pursuant to the terms of the EASL Indemnity;

"Planning Legislation" means all legislation intended to control or regulate the construction, demolition, alteration or use of land or buildings or to preserve or protect the national heritage and any orders, bye laws or regulations made or granted under any of them;

"Proceedings" means any proceeding, suit or action arising out of or in connection with this agreement;

"Property" or "Properties" means freehold, leasehold or other immovable property, and **"Properties"** shall have a corresponding meaning;

"Purchaser's Group" means the Purchaser, its subsidiaries and subsidiary undertakings, any holding company of the Purchaser and all other subsidiaries of any such holding company from time to time;

"Purchaser's Solicitors" means Ashurst LLP of Broadwalk House, 5 Appold Street, London EC2A 2HA;

"Redundant Employee" has the meaning given to it in sub-clause 8.19;

"Redundancy Payment" has the meaning given to it in Schedule 10 (Redundancy Terms);

"Relevant IT Contracts" means the contracts set out in Schedule 11 (Group IT Contracts), in each case solely to the extent that the benefit of the contract is used by the Group;

"Retained Group" means the Seller and its subsidiaries and subsidiary undertakings, any holding company of the Seller and all other subsidiaries of any such holding company in each case from time to time (excluding the Company and the other members of the Group);

"Retained Marks" means:

(i) the name "United Utilities";

(ii) any associated logo or device and similar name or mark owned by any member of the Retained Group; and

(iii) any name or mark owned by any member of the Retained Group which includes any of the foregoing;

"Seller's Solicitors" means Slaughter and May;

"Service Document" means a claim form, application notice, order or judgment or other document relating to any Proceedings;

"Shares" means the entire issued share capital of the Company being Ordinary Shares and the A Shares;

"Share Purchase Documents" means this agreement, the Disclosure Letter and the Tax Covenant;

"Statutory Agreement" means any agreement or planning obligation under Section 18 of the Public Health Act 1936, Section 52 of the Town and Country Planning Act 1971, Section 38 and Section 278 of the Highways Act, 1980, Section 33 of the Local Government (Miscellaneous Provisions) Act 1982, Section 106 of the Town and Country Planning Act 1990, Section 104 of the Water Industry Act 1991 or any provision in legislation of a similar nature;

"Subsidiaries" means the subsidiaries of the Company referred to in Schedule 5 (Basic information about the Subsidiaries), basic information of which is set out in that Schedule and **"Subsidiary"** shall mean any one of them as the context may require;

"SWS Lease" has the meaning given to it in sub-clause 8.14;

"Tax/tax" has the meaning given to it in the Tax Covenant;

"Tax Authority" has the meaning given to it in the Tax Covenant;

"Tax Covenant" means the tax covenant in the agreed form referred to in Schedule 1 (Completion arrangements);

"Tax Saving" means any Tax credit, repayment or other Tax benefit including any deduction from the computation of taxable

"Tax Warranties"	means the warranties set out in paragraphs 23 to 31 of Schedule 2 (Warranties);
"Thus Points of Presence"	means those points of presence and all related equipment retained, replaced and maintained by Thus Group plc or its successors for the purpose of running the Electronic Communications Networks and Electronic Communications Services both as defined in Section 32 of the Communications Act 2003 and where the context so admits similar services under the Telecommunications Act 1984;
"Transitional Services"	means those services to be provided following Completion as described in Schedule 8 (Transitional Services);
"UK Listing Authority"	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;
"UUE" or "Company"	means United Utilities Electricity Limited;
"UUE Database"	means the databases comprising details of substations, offices, depots, freehold properties, leases, licences, wayleaves, easements, interests and other property arrangements which the Purchaser has been invited to inspect;
"UUES"	means United Utilities Electricity Services Limited;
"UUESPS"	means the United Utilities Group of the Electricity Supply Pension Scheme constituted by trust deed and rules dated 20 January 1983 as subsequently amended;
"UUE Points of Presence"	means those points of presence and all related equipment retained, replaced and maintained by UUE for the purpose of running the Electronic Communications Networks and Electronic Communications Services both as defined in Section 32 of the Communications Act 2003 and where the context so admits similar services under the Telecommunications Act 1984;
"UUE Property or Properties"	means the properties listed as such in Schedule 6 (Properties);

"UUPS"	means the United Utilities Pension Scheme constituted by trust deed and rules dated 18 March 2005 as subsequently amended;
"UUW"	means United Utilities Water PLC;
"VAT"	means value added tax as provided for in VATA 1994 and any other tax of a similar nature which is introduced in substitution for or in addition to such tax;
"VATA 1994"	means the Value Added Tax Act 1994;
"Vendor Due Diligence Report"	means the due diligence report into the affairs of the Group dated 20 September 2007 prepared for United Utilities PLC by Deloitte & Touche LLP and any supplements or additions thereto;
"Warranties"	means the warranties set out in Schedule 2 (Warranties) given by the Seller and "Warranty" shall be construed accordingly; and
"Working Hours"	means 9:30 a.m. to 5:30 p.m. on a Business Day.

1.2 In this agreement, unless otherwise specified:

(A) references to clauses, sub-clauses, paragraphs, sub-paragraphs and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of, and Schedules to, this agreement;

(B) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(C) references to a **"company"** shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(D) references to a **"person"** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(E) references to any document being in **"agreed form"** means the document in a form agreed by the parties to the agreement and initialled for the purposes of identification by the Purchaser and the Seller;

(F) use of any genders includes the other genders;

company", "**paid up**", "**subsidiary**" and "**subsidiary undertaking** shall have the meaning given in the Companies Acts;

(H) "**including**" means "including, without limitation";

(I) a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA 1988;

(J) references to writing shall include any modes of reproducing words in a legible and non transitory form;

(K) references to times of the day are to London time;

(L) headings to clauses and Schedules are for convenience only and do not affect the interpretation of this agreement;

(M) the Schedules form part of this agreement and shall have the same force and effect as if expressly set out in the body of this agreement, and any reference to this agreement shall include the Schedules;

(N) references to the knowledge, belief or awareness of the Seller (or similar phrases) shall be limited to the actual knowledge of Martin Beesley, Paul Bircham, Mike Boxall, Eoin Cooke, Charles Cornish, Andrew Cowan, Mike Kay, Michael McCallion, Malcolm Sugden, Paul Taylor, Tim Weller, Phil Aspin, Andy Bedford, Jonathan Booth, Martin Cawson, Steve Cox, Sean Duxbury, John Hardy, Frances Healey, Eddie Hamilton and Chris Wright;

(O) references to "**costs**" and/or "**expenses**" incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit as input tax;

(P) any Payment Obligation that is expressed to be given on an "After-Tax Basis" shall take into account:

 (i) any amount in respect of Tax required to be deducted or withheld from the relevant Payment and the Tax chargeable on the recipient of the relevant Payment (including on any increased amount paid to give effect to this clause); and

 (ii) any Tax Saving which is available to the indemnified party or the recipient of the Payment (or, if different, the relevant party that is the subject of such indemnity) to the extent that it arises as a result of the matter giving rise to the Payment Obligation or as a result of receiving the Payment,

such that the recipient of the Payment (or, if different, the relevant party that is the subiect of such indemnity) is in the same position as it would have been in if

2. Sale and purchase

2.1 The Purchaser shall purchase and the Seller shall sell with full title guarantee or procure the sale of the Shares free from all mortgages, pledges, claims, charges, liens, Encumbrances, equities or other third party rights or claims of any nature in respect of the Shares, together with all rights attached or accruing to them at Completion.

2.2 The Purchaser shall be entitled to exercise all rights attached or accruing to the Shares including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company in respect of periods commencing on or after Completion.

2.3 The Seller waives all rights of pre-emption over any of the Shares conferred upon it by the articles of association of the Company or in any other way and undertakes to ensure that any rights of pre-emption over any of the Shares are waived at the cost and expense of the Seller.

3. Consideration

3.1 The total consideration for the sale of the Shares shall be the payment by the Purchaser to the Seller of an amount equal to the sum of £1,140,000,000 (the "**Consideration**").

3.2 Any payment made by any party under this agreement or the Tax Covenant shall (so far as possible) be treated as an adjustment to the Consideration.

3.3 The Consideration shall be payable in cash in accordance with the terms of clause 4 (Completion).

4. Completion

4.1 Completion shall, subject to clause 4.3 take place on the Completion Date at the offices of the Seller's Solicitors at One Bunhill Row, London EC1Y 8YY.

4.2 At Completion the Seller shall do those things listed in Part A (Seller's obligations) of Schedule 1 (Completion arrangements) and the Purchaser shall do those things listed in Part B (Purchaser's obligations) of Schedule 1 (Completion arrangements). Completion of the transfer of the Shares shall take place simultaneously with all the Consideration being received in the Bank Account in cleared funds. The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the Seller completes the sale of all the Shares simultaneously, but completion of the purchase of some Shares shall not affect the rights of the Purchaser with respect to its rights to the other Shares.

4.3 If the respective obligations of the Seller and/or the Purchaser under sub-clause 4.2 and Schedule 1 (Completion arrangements) are not complied with on the Completion Date, the Purchaser and/or the Seller, as the case may be, may:

(A) defer Completion so that the provisions of this clause 4 shall apply mutatis

(B) proceed to Completion on that date, to the extent that each party is ready, willing and able to do so (without limiting its rights under this agreement) and specify a later date on which each party shall be obliged to complete its outstanding obligations.

Where Completion is deferred in accordance with sub-clause 4.3(A) and the respective obligations of the Seller and/or the Purchaser under sub-clause 4.2 and Schedule 1 (Completion arrangements) are not complied with on the Completion Date as so deferred, the Purchaser (in the case of non-compliance by the Seller) or the Seller (in the case of non-compliance by the Purchaser) may then terminate this agreement by notice in writing to the other party.

4.4 Where Completion is deferred by the Seller in accordance with sub-clause 4.3(A) as a result of the Purchaser failing to comply with its obligations under sub-clause 4.2 and Schedule 1 (Completion Arrangements) at the Completion Date, the Purchaser shall pay to the Seller an amount equal to the amount of interest at the Agreed Rate that would accrue on a deposit of the Consideration from (and including) the date on which Completion is deferred up to (but excluding) the Completion Date.

4.5 If the agreement is terminated in accordance with sub-clause 4.3 then, without limiting any party's right to claim damages or any other appropriate remedy, all obligations of the parties under this agreement shall automatically terminate except for the provisions of clause 20 (Announcements) and clause 21 (Confidentiality) but, for the avoidance of doubt, all rights and liabilities of the parties which have accrued before termination or thereafter in relation to the provisions of clause 20 (Announcements) and clause 21 (Confidentiality) shall continue to exist.

4.6 Without limiting clause 12 (Remedies and waivers), any party's right to terminate this agreement in accordance with sub-clause 4.3 is not exclusive of any right, powers and remedies provided by law.

4.7 The parties agree that any insurance policies operated by any member of the Retained Group for the benefit of any member of the Group shall remain in full force and effect insofar as they relate to the Group (including, for the avoidance of doubt, United Utilities Electricity (ESPS) Pensions Trustee Limited) up to and including the date of Completion whereupon such arrangements shall terminate.

4.8 The Seller and the Purchaser agree to procure that the Intra-Group Trading Items will be settled in accordance with the normal practice between the companies concerned.

4.9 To the extent not invoiced and paid prior to Completion, the Purchaser agrees to procure that on Completion the Company shall pay any unpaid Group Recharges which have accrued from the first day of the month in which Completion falls to and including the Completion Date on a pro-rata basis.

5. No Leakage Undertakings

5.1 The Seller undertakes to the Purchaser that in the period from and including the

(A) (i) the Retained Group has not received and will not receive any dividend or distribution or other return of capital (whether by reduction of capital or redemption or purchase of shares or other securities) declared, paid or made by any member of the Group;

(ii) no other business or assets have been, or will be, acquired or disposed of, and no liabilities have been, or will be, assumed, indemnified or incurred for the benefit of, any member of the Retained Group by any member of the Group other than on an arm's length basis;

(iii) no payments (including management charges or compensation payments) have been made or agreed to be made or will be agreed to be made by any member of the Group to or on behalf of the Retained Group;

(iv) neither the Company nor any member of the Group has incurred or paid, or will incur or pay any amount to any person as fees or bonus in connection with the sale and purchase of the Shares contemplated by this agreement;

(v) neither the Company nor any member of the Group has granted, or will grant, a waiver or release in favour of any member of the Retained Group in respect of any sums or obligation due by that member of the Retained Group to that member of the Group other than on an arm's length basis;

(vi) no member of the Group has amended or will amend a contract or arrangement with any member of the Retained Group which constitutes or gives rise to an Intra-Group Trading Item in such a way as to increase the cost to the Group other than on an arm's length basis; and

(vii) no agreement to do any of the matters referred to in paragraphs (i), (ii) and (iii), (iv) (v) and (vi) has been, or will be, entered into,

(together, the "**No Leakage Undertakings**"); and

(B) subject to sub-clause 5.2 and Schedule 3 (Limitations on the Seller's liability), if there is a breach of any of the No Leakage Undertakings, the Seller will pay to the Purchaser, by way of an adjustment to the Consideration, in immediately available funds, a sum equal to the amount which, if received by a member of the Group, would be necessary to put it into the financial position which would have existed had there been no breach of the No Leakage Undertakings. The Purchaser shall not be entitled to any remedy for breach of sub-clause 5.1(A) other than payment pursuant to this sub-clause 5.1(B).

5.2 The No Leakage Undertakings do not apply to any Permitted Leakage and the obligations of the Seller under sub-clause 5.1(B), shall not apply to any such Permitted

6. Effect of Completion

Subject to any express provision to the contrary in this agreement, any provision of this agreement (or any provision of any other document referred to in this agreement) which is capable of being performed after but which has not been performed at or before Completion and all Warranties, covenants and other undertakings and obligations contained in or entered into in accordance with this agreement shall remain in full force and effect notwithstanding Completion.

7. Seller's warranties and undertakings

7.1 Subject to sub-clauses 11.1 and 11.2 (Purchaser's remedies and Seller's limitations on liability), the Seller warrants to the Purchaser in the terms of the Warranties at the date of this agreement.

7.2 The Seller shall use reasonable endeavours to procure the release of the Company and any other member of the Group from each Assurance (to the extent the Company notifies the Seller in relation to any such Assurance), if any, and, without prejudice to the foregoing, the Seller shall, and shall, so far it is able, procure that any member of the Retained Group, execute and deliver all such instruments of assumption and acknowledgements and take all such other action as the Purchaser may reasonably request in order to effect the release and discharge in full of any Assurance.

7.3 The Seller undertakes to the Purchaser to assume and pay and discharge when due, indemnify (on an After–Tax Basis) and to keep indemnified (on an After–Tax Basis) the relevant member of the Group from and against all actions, claims, proceedings, liability, loss, damages, payments and costs and expenses suffered or incurred by the relevant member of the Group in relation to or arising out of any Assurance in respect of any event, matter or thing arising after the Management Accounts Date pending such release referred to in sub-clause 7.2, or if such release cannot be obtained.

7.4 The Seller will promptly account to the Purchaser for, and pay over to the relevant member of the Group, any amounts recovered by the Seller (or any other member of the Retained Group) (less the reasonable costs and expenses of recovery) after the Completion Date out of any policy of insurance arising from claims for loss or damage suffered by any member of the Group in the period up to Completion.

7.5 The Seller shall (and shall procure that members of the Retained Group), at the request of the Purchaser, and at the Purchaser's cost, provide such reasonable assistance as may be reasonably necessary to pursue and seek recovery of any insurance claim made or arising in respect of events on or prior to the Completion Date under those group insurance policies in existence prior to Completion which benefit any member of the Group, its assets or employees.

7.6 Share Plans

(A) In this sub-clause 7.6:

(i) **"Employees"** means persons employed or formerly employed by a member of the Group at the date of this agreement and **"Employee"** means any one of them;

(ii) **"Employee Taxation"** means the amount for which a member of the Group becomes liable to account to HMRC under the Pay as You Earn scheme in respect of income tax chargeable in respect of a Share Gain and primary Class 1 National Insurance contributions for which a member of the Group is so liable to account in respect of earnings or remuneration represented by a Share Gain or similar amounts for which a member of the Group becomes liable under any jurisdiction other than the UK;

(iii) **"Employer NICs"** means secondary Class 1 National Insurance contributions (or equivalent liabilities in any jurisdiction outside the UK) which a member of the Group is liable to pay to HMRC (or equivalent tax authority in any jurisdiction outside the UK) in respect of earnings or remuneration represented by a Share Gain;

(iv) **"HMRC"** means HM Revenue & Customs;

(v) **"Relevant Award"** means an option or award granted under any of the Schemes to an Employee and any purchase of shares by an Employee;

(vi) **"Schemes"** means together the Unites Utilities Executive Share Option Scheme, the United Utilities PLC Approved Company Share Option Plan 1999, the United Utilities PLC Unapproved Executive Share Option Scheme, the United Utilities PLC Unapproved Company Share Option Plan 1999, the United Utilities PLC Performance Share Plan, the United Utilities PLC Savings-Related Share Option Scheme 1999, the United Utilities PLC share incentive plan and any other share option and share incentive arrangements operated by any member of the Retained Group in which any Employee is eligible to participate; and

(vii) **"Share Gain"** means the taxable amount which counts as employment income of the Employee in relation to the Relevant Award.

(B) The provisions of this sub-clause 7.6 shall have effect in the event that any Employee realises a Share Gain and as a consequence any member of the Group is obliged to account for any Employee Taxation or to pay any Employer NICs arising in respect of the Share Gain.

(C) If a member of the Retained Group (1) receives a valid notice from an

event occurs in relation to a Relevant Award (including, without limitation, the vesting of a Relevant Award) as a result of which Employee Taxation is triggered:

(i) the Seller will procure that such member of the Retained Group will within 5 Business Days from the date of such notice or as the case may be of the date on which it becomes aware of such event notify the relevant member of the Group of:

(a) the fact of the exercise, assignment or release or other event which triggers Employee Taxation;

(b) the number of shares to which the Employee is entitled;

(c) the amount of the Share Gain;

(d) the identity of the holder of the Relevant Award; and

(e) the date of grant of the Relevant Award or, if applicable, the date of the purchase of the shares by the Employee;

(ii) the Purchaser will procure that the relevant member of the Group will within 5 Business Days of the receipt of any notice from such member of the Retained Group as referred to in sub-clause 7.6(C)(i) provide the relevant member of the Retained Group with all such information as that member of the Retained Group shall reasonably require for the purpose of ascertaining the amount of Employee Taxation and Employer NICs due to be accounted for in respect of the Share Gain;

(iii) subject to the Seller having received all the information set out in sub-clause 7.6(C)(ii) the Seller will procure that the relevant member of the Retained Group will exercise and enforce all of its rights under the rules of the Schemes to recover an amount equal to all Employee Taxation (and, if applicable, Employer NICs) in respect of the Share Gain and will procure that such amount so recovered (together with any amount not so recovered) will be paid to the relevant member of the Group within 5 Business Days thereof; and

(iv) the Seller shall pay to the Purchaser an amount equal to any Employer NICs for which the Purchaser or any member of the Purchaser's Group becomes liable as a result of the participation by any Employee in any of the Schemes, other than any amounts as are dealt with in sub-clause 7.6(C)(iii) above, in a timely manner (and in any event no later than 5 Business Days before the date on which the Purchaser or the relevant member of the Purchaser's Group is obliged to account for such amount to HMRC).

(D) [illegible] with effect from Completion, cancel (or procure the cancellation

the trustee of any employee benefit trust any amount in connection with the participation by any Employee in any Scheme.

(E) The relevant member of the Retained Group will provide to the relevant member of the Group all information that such member of the Group is required to notify to HMRC in respect of the exercise, assignment or release of Relevant Awards or other event triggering Employee Taxation by the earlier of:

(i) 28 Business Days following a request for such information by the relevant member of the Group; or

(ii) the date that is 28 Business Days prior to the date of the relevant HMRC deadline,

to the extent that such information is not otherwise in the possession of the relevant member of the Group or any other member of the Group.

(F) Subject to the relevant member of the Group having received all the information set out in clause 7.6(C)(i) if any member of the Group achieves any reduction in profits for corporation tax purposes of that member of the Group which would not have been achieved but for the Relevant Awards in respect of which amounts are paid to HMRC under this sub-clause 7.6, the Purchaser shall pay to the Seller an amount equal to the corporation tax which would otherwise have been paid in respect of such reduced amount of profits for corporation tax of the relevant member of the Group for that accounting period on or as soon as practicable after the date of such payment would otherwise have been made but for the reduction.

7.7 Subject to sub-clause 7.8 below, the Seller hereby assigns, with effect from the Completion Date, the benefit of each of the Relevant IT Contracts to the Purchaser.

7.8 Where any consent or agreement of any third party is required to enable the Purchaser to perform any Relevant IT Contract after the Completion Date or to transfer the benefit or burden of any Relevant IT Contract to the Purchaser or to put in place some other arrangement whereby the relevant part of any Relevant IT Contract which relates to the Group shall be severed and transferred, then the following provisions shall apply:

(i) this agreement shall not constitute an assignment or an attempted assignment of the Relevant IT Contract if or to the extent that such an assignment or attempted assignment would constitute a breach of such Relevant IT Contract;

(ii) the Seller and the Purchaser shall (at the expense of the Purchaser) use their respective reasonable endeavours to obtain the consent or agreement of the other party to whatever assignment, transfer, novation or other arrangement is necessary (the **"necessary consent"**) to enable the Purchaser to perform such Relevant IT Contract after Completion or as the case may be to transfer the benefit and burden of such Relevant IT Contract (or the relevant part thereof) to

(iii) until the necessary consent is obtained, the Purchaser shall, unless the Relevant IT Contract prohibits it, perform all the obligations of the Seller under such Relevant IT Contract as agent for or sub-contractor to the Seller or, if the Relevant IT Contract does prohibit the Purchaser from so acting as agent and/or sub-contractor, the Seller shall, at the cost of the Purchaser, provide for the Purchaser (to the extent permitted) the benefits, subject to the burdens, of the Relevant IT Contract (or the relevant part thereof).

7.9 Until such time as the necessary consent is obtained:

(i) the Seller shall be deemed to hold the benefit of the Relevant IT Contract (excluding any licence of third party Intellectual Property) on trust for the Purchaser;

(ii) in respect of any licence of third party Intellectual Property in a Relevant IT Contract, the Seller shall procure that the relevant member of the Retained Group shall, to the extent permitted under that Relevant IT Contract, sub-license the relevant Intellectual Property to the Purchaser; and

(iii) the Purchaser shall indemnify the Seller from and against any and all liabilities, losses, charges, costs, claims and demands which the Seller may suffer or incur arising out of any act or omission of the Purchaser to perform or comply with any obligation of the relevant Seller which fails to be performed or complied with under the Relevant IT Contract after the Completion Date.

7.10 The Seller shall be responsible for, and shall indemnify the Purchaser or any member of the Purchaser's Group, in respect of any retention payments or bonuses which are payable at or after Completion in connection with the sale of the Shares under this agreement by the Company or any member of the Group to any Employees in respect of an entitlement which has accrued in the period prior to Completion.

7.11 Pending Completion the Seller undertakes to procure that:

(A) the business of the Group continues to be operated in the ordinary course and not to discontinue or cease to operate all or a material part of the business of the Group; and

(B) no amendment is made to the ASA without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

7.12 The Seller shall procure that between the date of this agreement and the Completion Date the Purchaser has reasonable access to the senior management of the Company and access to such information as the Purchaser may reasonably request.

7.13 In the event that any member of the Group is proposing to submit any Tax returns for Completion the principles in clause 9 of the Tax Covenant shall apply in relation to such returns.

8.1 On the date of this agreement, the Purchaser shall deliver to the Seller the Certain Funds Letter, duly executed.

8.2 The Purchaser warrants to the Seller that:

(A) having made due and careful enquiry, the Purchaser has the requisite power and authority to enter into and perform this agreement;

(B) this agreement constitutes, and the other Share Purchase Documents to be executed by the Purchaser and delivered at Completion will, when executed, constitute binding obligations of the Purchaser in accordance with their respective terms;

(C) the execution and delivery of, and the performance by the Purchaser of its obligations under, this agreement and the other Share Purchase Documents will not:

(i) result in a material breach of any provision of the constitutional documents of the Purchaser;

(ii) result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound;

(iii) result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound; or

(iv) require the consent of its shareholders or of any other person which has not been obtained in writing at the date of this agreement;

(D) the Purchaser is not insolvent, or unable to pay its debts within the meaning of any relevant insolvency legislation, nor has the Purchaser stopped paying its debts as they fall due;

(E) the Purchaser has the necessary funding resources (the "**Funding Resources**") to enable it to meet its obligations under, or in connection with, this agreement on the terms set out in this agreement (including, but not limited to, paying (in cash) all amounts due to be paid to the Seller under this agreement or by way of damages for any breach of this agreement) (the "**Agreement Obligations**");

(F) the Purchaser has disclosed to the Seller all material terms of, or relating to, that part of the Funding Resources represented by debt finance (the "**Debt Funding Resources**") and evidence of the execution and delivery of the loan and equity agreements giving rise to the Debt Funding Resources and there is no other agreement or arrangement which might prejudice its ability to draw down on the Debt Funding Resources;

become unconditional and the Purchaser will be able to draw down on the Funding Resources;

(H) the Purchaser will take all steps necessary to enforce and exercise its rights under the Funding Resources (including complying with any obligations) in order to allow it to draw down immediately available funding sufficient to discharge the Agreement Obligations;

(I) the Purchaser will apply sufficient funds received by way of the Funding Resources in order to discharge the Agreement Obligations;

(J) the Purchaser shall not amend or agree to amend the terms of or waive any of its rights under the Funding Resources in a way which might prejudice its ability to draw down sufficient immediately available funds in order to discharge the Agreement Obligations; and

(K) the Purchaser is owned in equal shares by:

(i) IIF Int'l Holding GP Ltd. for and on behalf of IIF Int'l Holding L.P.; and

(ii) Commonwealth Bank of Australia.

8.3 In the event that the Seller, at any time after the date of this agreement, should wish to take out insurance against liability under this agreement, the Purchaser undertakes, provided that the Purchaser's costs (including management time and administrative expenses) are borne by the Seller, to provide such information as the prospective insurer may reasonably require before effecting such insurance.

8.4 The Purchaser shall use reasonable endeavours to procure the release of the Seller and any other member of the Retained Group from each Assurance (to the extent the Seller notifies the Purchaser in relation to any such Assurance), if any, and, without prejudice to the foregoing, the Purchaser shall execute and deliver, and shall procure that any member of the Group shall execute and deliver all such instruments of assumption and acknowledgements and take all such other action as the Seller may reasonably request in order to effect the release and discharge in full of any Assurance.

8.5 The Purchaser undertakes to the Seller to assume and pay and discharge when due, indemnify (on an After-Tax Basis) and to keep indemnified (on an After-Tax Basis) the Seller and any relevant member of the Retained Group from and against all actions, claims, proceedings, liability, loss, damage, payments and costs and expenses suffered or incurred by the Seller or the relevant member of the Retained Group in relation to or arising out of any Assurance in respect of any event, matter or thing arising after the Completion Date pending such release referred to in sub-clause 8.4 or if such release cannot be obtained.

8.6 Following Completion the Purchaser agrees to procure that the Company pays and discharges promptly (on an After-Tax Basis) when due and invoiced to the relevant

relation to or arising out of any Assurance in respect of any event, matter or thing arising after the Management Accounts Date but before the Completion Date.

8.7 As soon as reasonably practicable following Completion, and in any event by the date falling three Business Days after Completion, the Purchaser shall:

(A) procure that (i) the Company, and (ii) United Utilities Electricity (ESPS) Pensions Trustee Limited, respectively, convene meetings of its members and of its directors to consider such resolutions as may be necessary to change the corporate name of the Company and United Utilities Electricity (ESPS) Pensions Trustee Limited, respectively, to a name that does not include "United Utilities" or any name intended or likely to be confused or associated with the United Utilities' name or suggesting a connection to United Utilities PLC or any member of the Retained Group;

(B) procure that the Clauses and Rules of the New UUEESPS are amended so as to change the name of the New UUEESPS to a name that does not include "United Utilities" or any name intended or likely to be confused or associated with the United Utilities' name or suggesting a connection to United Utilities PLC or any member of the Retained Group;

(C) vote (or procure that the members of such company vote) in favour of all such resolutions at those meetings referred to in (A) above;

(C) procure the registration of the name referred to in (A) above with the Registrar of Companies promptly thereafter (using the same day service); and

(D) take all such steps as may be necessary or desirable to give effect to a change to the corporate name of the Company and United Utilities Electricity (ESPS) Pensions Trustee Limited and to a change to the name of the New UUEESPS.

8.8 Upon receipt of confirmation from the Registrar of Companies that the name changes referred to in sub-clause 8.7 above have been effected, the Purchaser shall provide to the Seller written proof that such name changes have been effected.

8.9 The Purchaser acknowledges and agrees that nothing in this agreement shall transfer or license, or shall operate as an agreement to transfer or license, any right, title or interest in or to the Retained Marks. Following Completion, the Purchaser shall not, and shall procure that no member of the Purchaser's Group shall, hold itself out as being part of the Retained Group.

8.10 The Purchaser shall procure that each member of the Group shall as soon as reasonably practicable and in any event by the date falling six months after Completion, destroy or delete from all sales literature, stationery and other corporate documentation, invoices, business cards, internet sites, buildings and signage (save as permitted by sub-clause 8.11) and vehicles used by or belonging to the Group, the Retained Marks,

8.12 On Completion, the Purchaser shall procure that the Company (to the extent that it has not already done so) procures the provision by one or more Eligible L/C Providers of Letters of Credit for each of the ASP Fund and AO Fund in an aggregate amount equal to the Completion Date L/C Amount in accordance with clause 4.2 and clause 8 of the New UUE Group Agreement.

8.13 No later than 5 Business Days after Completion, the Purchaser shall procure that the Company:

(A) submits to the New Trustee a Management Certificate in accordance with clause 6.1 of the New UUE Group Agreement; and

(B) if required under the New UUE Group Agreement and only to the extent that it has not already done so, procures the provision by one or more Eligible L/C Providers of such Letters of Credit that may then be required to be provided under the New UUE Group Agreement.

8.14 To the extent that, following Completion, the lease in respect of Unit 2, Imperial Way, Swansea to be assigned from South West Stores Limited to the Company as set out in Schedule 6 ("the SWS Lease") has not been entered into, the Seller shall procure that the relevant member of the Retained Group and the Purchaser shall procure that the Company shall as soon as possible after Completion take all such further actions necessary to execute and complete the assignment at the Seller's cost. The Purchaser shall further procure that the Company shall enter into direct covenants with the landlord of such property to pay the rents reserved by and otherwise observe and perform the covenants of the lessee under such lease, and shall provide similar covenants by way of indemnity in such assignment in favour of the relevant member of the Retained Group.

8.15 Until such time as the assignment of the SWS Lease referred to in sub-clause 8.14 above is completed, the Purchaser shall indemnify (on an After-Tax Basis) and keep indemnified (on an After-Tax Basis) the relevant member of the Retained Group in respect of all actions, claims, proceedings, losses, damage, payments and costs or expenses incurred by that member of the Retained Group arising in respect of or in relation to the SWS Lease and the Seller undertakes to deal with such property in such lawful manner as the Purchaser, acting in its reasonable discretion, shall direct in writing at its reasonable cost, subject to sub-clause 8.14 in respect of the assignment of the SWS Lease.

8.16 Save in respect of claims for fraud, the Seller undertakes (if any claim is made against it in connection with the sale of the Shares to the Purchaser) not to make any claim against any member of the Group or any director or employee of any member of the Group on whom it may have relied in connection with the preparation and contents of the Share Purchase Documents.

8.17 To the extent that title to any Intellectual Property which was not used exclusively in the Business at the Completion Date is acquired by the Purchaser's Group under this [illegible]ment through the purchase of the Shares, the Purchaser covenants to procure

8.18 The Seller hereby grants a perpetual, irrevocable, non-exclusive, non-transferable (save to any member of the Group), royalty-free, worldwide licence to the Purchaser of any Intellectual Property transferred pursuant to sub-clause 8.17 above which was used by the any member of the Group in the twelve months prior to the date of this agreement, to the extent that any such Intellectual Property was so used.

8.19 The Purchaser shall procure that the Company applies the redundancy terms set out in Schedule 10 (Redundancy Terms) to any person who (i) is an employee of the Company on the Completion Date, and (ii) has received during the twelve month period following Completion a notice of termination of employment by reason of redundancy from the Company (the "**Redundant Employee**"). If HM Revenue & Customs disallow the income tax relief (in 2007/2008 £30,000 exempt from income tax) normally available in respect of the Redundancy Payment then the Purchaser shall procure that the Company pay to the Redundant Employee, in addition to the Redundancy Payment, an additional payment on a grossed up basis to reflect any lost income tax exemptions that would normally have been due to the Redundant Employee at the point of termination of employment.

8.20 The Purchaser agrees to procure that any bonus payment in respect of the financial year in which the Redundant Employee's employment ends will be calculated and paid to the Redundant Employee by the Company pro-rata reflecting any unexpired period of notice.

8.21 Subject to sub-clause 8.23, to the extent that on the Completion Date, the leases and/or licences to be granted to any member of the Retained Group as set out in Schedule 6 (Properties) have not been entered into, the Purchaser will procure that the relevant member of the Group will as soon as possible after the Completion Date take all such reasonable further actions necessary to grant the leases and/or licences in accordance with the heads of terms which appear at 07.16.05 in the Data Room, the template leases and/or licences which appear at 07.16.01 to 07.16.04 and 07.16.06 in the Data Room and the schedule which appears at 07.16.07 (without prejudice to the provisions of the ASA) (subject to such amendments as may reasonably be required by any third party landlord whose consent is required in order to effect the lawful grant of such leases and/or licences) and the Seller shall procure that the relevant member of the Retained Group will accept the leases and/or licences.

8.22 Subject to sub-clause 8.23, to the extent that on the Completion Date, the leases and/or licences to be granted to the Group as set out in Schedule 6 (Properties) have not been entered into, the Seller will use its best endeavours to procure that the relevant member of the Retained Group will as soon as possible after the Completion Date take all such further actions necessary to grant the leases and/or licences in accordance with the heads of terms which appear at 07.16.05 in the Data Room, the template leases and/or licences which appear at 07.16.01 to 07.16.04 and 07.16.06 in the Data Room and the schedule which appears at 07.16.07 (without prejudice to the provisions of the ASA) (subject to such amendments as may reasonably be required by any third party landlord whose consent is required in order to effect the lawful grant of such leases and/or licences) and the Purchaser shall procure that the relevant member of the Group will

8.23 In respect of those Properties where any third party landlord consent is required in order to effect the transactions referred to in sub-clauses 8.21 and 8.22, if such third party consent remains to be obtained at the Completion Date, the Purchaser and the relevant member of the Retained Group will each use their best endeavours to obtain the relevant third party consents and complete the relevant lease/licence immediately thereafter.

8.24 To the extent that, on the Completion Date, the leases and/or licences to be granted to any member of the Retained Group or the Company as set out in Schedule 6 (Properties) have not been entered into, the Purchaser and the relevant member of the Retained Group will procure that the relevant party (i) is permitted to have unrestricted use and occupation of the whole or such parts of the relevant Properties as are not subject to any lettings (ii) will pay the licence fee, rent, service charge and all other outgoings payable under the leases/licences as if the relevant lease/licence had been granted and (iii) will observe and perform the covenants and conditions on the part of the lessee/licensee in the relevant lease/licence as if the relevant lease/licence had been granted.

8.25 Subject to sub-clause 8.23 above, in respect of any lease and/or licence to be granted by any member of the Retained Group to the Group as referred to in sub-clause 8.21 above, the relevant lease and/or licence shall:

(A) permit the sub-underletting and/or sub-licensing referred to in Schedule 6 (Properties); and

(B) permit sub-underletting and/or sub-licensing of the relevant properties to third parties on broadly similar terms to those referred to in clause 8.22 above (as appropriate) subject to obtaining Landlord's prior written consent (which is not to be unreasonably withheld).

9. Deliberately left blank

10. Non-solicitation

The Seller undertakes that it will not (and will procure that no member of the Retained Group will) on or before 31 March 2010 solicit or entice away from the employment of the Group any Key Employee except those who are approached when they are no longer employed by the Group.

11. Purchaser's remedies and Seller's limitations on liability

11.1 No liability shall attach to the Seller in respect of claims under the Warranties or No Leakage Undertakings or the Tax Covenant if and to the extent that the limitations set out in Schedule 3 (Limitations on the Seller's liability) apply.

11.2 This agreement will only terminate in the circumstances set out in sub-clause 4.3. If, following Completion, the Purchaser becomes aware that there has been any breach of the Warranties or any other term of this agreement, the Purchaser shall not be entitled

12. Remedies and waivers

12.1 Except as provided in Schedule 3 (Limitations on the Seller's liability), no delay or omission by any party to this agreement in exercising any right, power or remedy provided by law or under this agreement or any other documents referred to in it shall:

(A) affect that right, power or remedy; or

(B) operate as a waiver of it.

12.2 Except as provided in Schedule 3 (Limitations on the Seller's liability), the single or partial exercise of any right, power or remedy provided by law or under this agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.3 Except as otherwise provided in this agreement, the rights, powers and remedies provided in this agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

12.4 None of the provisions of this agreement shall limit the liability of the parties in respect of fraud or fraudulent concealment.

13. Access

13.1 The Purchaser shall, at the Seller's expense, make available to the Seller such Books and Records of any member of the Group (or, if practicable, the relevant parts of those Books and Records), which are required by the Seller for the purpose of (a) dealing with its Tax affairs or with the Tax affairs of any member of the Retained Group or (b) for the purpose of preparing the Retained Group's statutory accounts, regulatory accounts or (c) pursuant to any other regulatory requirement or (d) pursuant to any reasonable request and, accordingly, the Purchaser shall, upon being given reasonable notice by the Seller, procure that such Books and Records are made available to the Seller for inspection (during Working Hours) and copying (at the Seller's expense) for and only to the extent necessary for such purpose and for a period of seven years from Completion.

13.2 The Seller shall and shall procure so far as it is able that each member of the Retained Group shall keep all information contained in any Books and Records provided to the Seller for the purposes of sub-clause 13.1 strictly confidential.

13.3 The Purchaser shall not, and shall procure so far as it is able that the Company and each of the other members of the Group shall not, destroy any of the Books and Records of any member of the Group that are disclosable under sub-clause 13.1(a) to (c) (inclusive) for a minimum period of seven years from Completion.

13.4 The Seller shall, at the Purchaser's expense, make available to the Purchaser such Books and Records of any member of the Retained Group (or, if practicable, the relevant parts of those Books and Records) which are in its possession or under its

pursuant to any other regulatory requirement or (d) pursuant to any reasonable request and, accordingly, the Seller shall, upon being given reasonable notice by the Purchaser, procure that such Books and Records are made available to the Purchaser for inspection (during Working Hours) and copying (at the Purchaser's expense) for and only to the extent necessary for such purpose and for a period of seven years from Completion.

13.5 The Purchaser shall and shall procure so far as it is able that each member of the Group shall keep all information contained in any Books and Records provided to the Purchaser for the purpose of sub-clause 13.4, to the extent it relates to any member of the Retained Group, strictly confidential.

13.6 The Seller shall not, and shall procure so far as it is able, that each member of the Retained Group shall not, destroy any of the Books and Records of any member of the Retained Group that are disclosable under sub-clause 13.4 (a) to (c) (inclusive) for a minimum of seven years from Completion.

14. Transitional Services

The terms on which the Seller shall provide transitional services to the Group are set out in Schedule 8 (Transitional Services).

15. Pensions

The provisions of Schedule 7 (Pensions) shall have effect.

16. Assignment

16.1 The Purchaser shall not assign, or purport to assign, all or any part of the benefit of, or its rights or benefits under, this agreement (including the Warranties and any causes of action arising in connection with any of them).

16.2 The Purchaser shall not make a declaration of trust in respect of or enter into any arrangement whereby it agrees to hold on trust for any other person all or any part of the benefit of, or its rights or benefits under, this agreement.

16.3 The Purchaser shall not sub-contract or enter into any arrangement whereby another person is to perform any or all of its obligations under this agreement.

16.4 Notwithstanding the foregoing provisions of this clause 16, the Purchaser may assign and/or charge all but not part of its rights under this agreement by way of security to any bank(s) and/or hedge counterparties (to the extent they are part of the secured banking group) and/or any other person lending money or making other banking facilities available to members of the Purchaser's Group in connection with the acquisition of the Shares and/or any refinancing of the existing debt of any member of the Group or to any financiers who provide funds on or in connection with any subsequent refinancing of such funding or to any person from time to time appointed by any financier to act as

17. Entire agreement

17.1 The Share Purchase Documents constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares. In entering into the Share Purchase Documents, each party to this agreement acknowledges that it is not relying upon any pre-contractual statement which is not expressly set out or incorporated in them by express reference.

17.2 Except in the case of fraud or fraudulent concealment, no party shall have any right of action against any other party to this agreement arising out of or in connection with any pre-contractual statement except to the extent that it is expressly set out or incorporated into the Share Purchase Documents.

17.3 For the purposes of this clause, **"pre-contractual statement"** means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of the Share Purchase Documents made or given by any person at any time prior to the date of this agreement.

18. Further Assurance

Each party shall, at its own expense, from time to time after Completion, execute such further instruments and take such other actions as the other party may reasonably request in order to fulfil its obligations under this agreement and to effect the purposes of and the transactions contemplated by this agreement and to provide for the orderly and efficient transfer of the Shares to the Purchaser.

19. Notices

19.1 A notice under this agreement shall only be effective if it is in writing. Telexes, faxes, writing on the screen of a visual display unit and e-mail are not permitted.

19.2 Notices under this agreement shall be sent to a party to this agreement at the relevant address or number and for the attention of the individual set out below:

In the case of the Seller to:	Address:
United Utilities North West PLC	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington WA5 3LP

Attention: The Company Secretary

In case of the Purchaser to:

Level 3

Fax: +44 207 332 6501

Attention: Daniel Latham

and

J P Morgan Infrastructure Investments
Finsbury Dials
20 Finsbury Street
London EC2Y 9AQ
Fax: +44 207 777 0998

Attention: Jason Zibarras

and

Ashurst LLP
Broadwalk House
5 Appold Street
London EC2A 2HA

Attention: Eavan Saunders

but a party may change its notice details on giving notice to the other party of the change in accordance with this clause.

19.3 Any notice given under this agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(A) if delivered personally, on delivery; and

(B) if sent by first class post, two clear Business Days after the date of posting.

19.4 Any notice given under this agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

19.5 The provisions of this clause shall not apply to the service of Service Documents.

20. Announcements

20.1 No announcement concerning the sale of the Shares or any ancillary matter (other than the announcement in the agreed form to be notified by United Utilities PLC to the Regulatory Information Service following signature of this agreement) shall be made by either party to this agreement without the prior written approval of the other, such approval not to be unreasonably withheld or delayed. This sub-clause does not apply in the circumstances described in sub-clause 20.2.

(A) law; or

(B) any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the UK Listing Authority, the London Stock Exchange, OFGEM or the Panel, whether or not the requirement has the force of law,

in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement.

20.3 The restrictions contained in this clause shall apply after Completion without limit in time but, to the extent that any of the provisions of this clause conflict with any of the provisions of the ASA, the provisions of the ASA shall prevail.

21. Confidentiality

21.1 Each party to this agreement shall treat as confidential all information received or obtained as a result of entering into or performing this agreement which relates to:

(A) the provisions of the Share Purchase Documents;

(B) the negotiations relating to the Share Purchase Documents;

(C) the subject matter of the Share Purchase Documents;

(D) the Debt Funding Resources; or

(E) the other party,

all such information being **"Confidential Information"**.

The Purchaser shall also treat (and procure that from Completion each member of the Group treats) as confidential all confidential information relating to the Retained Group that it receives or obtains as a result of entering into or performing this agreement, in which case such information shall constitute Confidential Information.

21.2 Notwithstanding the other provisions of this clause, each party may disclose Confidential Information:

(A) if and to the extent required by the law of any relevant jurisdiction or for the purposes of any Proceedings;

(B) if and to the extent required by any securities exchange or regulatory or taxation or governmental body to which that party is subject or submits, wherever situated, including (among other bodies) the UK Listing Authority, the London Stock Exchange, OFGEM or the Panel, whether or not the requirement for

(C) if and to the extent required to vest the full benefit of this agreement in that party;

(D) to its professional advisers, auditors and bankers;

(E) if and to the extent the information has come into the public domain through no fault of that party; or

(F) if and to the extent the other party has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

21.3 The Seller shall be entitled to disclose Confidential Information to any member of the Retained Group, and the Purchaser shall be entitled to disclose Confidential Information to any member of the Purchaser's Group or any entity which has made or proposes to make an equity investment, whether directly or indirectly, in the Company, including without limitation, such entity's associated funds, custodians trustees or investment managers, provided in both cases that such recipients are made aware of and are subject to the terms of confidentiality expressed above.

21.4 The restrictions contained in this clause shall continue to apply for ten calendar years following Completion.

22. Costs and expenses

22.1 Except as otherwise stated in any other provision of this agreement, each party to this agreement shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this agreement and all other documents referred to in it.

22.2 The Purchaser shall bear the costs of all stamp duty, notarial fees and registration and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes, or duties are payable as a result of the transactions provided by this agreement, the other Share Purchase Documents and all other documents referred to in the Share Purchase Documents.

23. Counterparts

23.1 This agreement may be executed in any number of counterparts, and by the parties to it on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

23.2 Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

24. Time of essence

Except as otherwise provided in this agreement, time is of the essence of this

If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A) the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(B) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

26. Contracts (Rights of Third Parties) Act 1999

26.1 The provisions of sub-clause 8.15 confer a benefit on the relevant member of the Retained Group and the provisions of sub-clause 7.3, sub-clause 7.10, sub-paragraph 4(A)(ii) of Schedule 3 confer a benefit on the relevant member of the Group or the Purchaser's Group (in each case a "**Third Party**") and, subject to the remaining provisions of this clause, are intended to be enforceable by the relevant Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

26.2 The parties to this agreement do not intend that any term of this agreement, apart from those provisions specifically referred to in sub-clause 26.1 above, should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

26.3 The parties to this agreement may, without the consent of the Third Party, agree to amend, vary or terminate this agreement in such a way as may affect any rights or benefits of the Third Party under this agreement.

27. Choice of governing law

This agreement shall be governed by and construed in accordance with English law.

28. Jurisdiction

28.1 The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. Any Proceedings shall be brought in the English courts. This clause is not concluded for the benefit of any particular party or parties to this agreement.

28.2 Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of proceedings in the English courts. Each party also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

28.3 Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts.

Schedule 1
(Completion arrangements)

Part A (Seller's obligations)

At Completion, the Seller shall:

1. deliver to the Purchaser's Solicitors:

   (A) transfer form(s) duly executed by the Seller in respect of the Shares in favour of the Purchaser or such person as the Purchaser may nominate and share certificates for the Shares in the name of the Seller;

   (B) such waivers or consents as are necessary to enable the Purchaser or its nominees to be registered as holders of the Shares;

   (C) a Tax Covenant in the agreed form duly executed by the Seller;

   (D) copies (signed by the auditors) of the letters from the auditors of the Company referred to in paragraph 5 of this Schedule 1;

   (E) a copy of the minutes of a duly held meeting of the board of directors of the Seller (or a duly authorised committee thereof) authorising the execution by the Seller of this agreement and the Tax Covenant (such copy minutes being certified as correct by the secretary of the Seller);

   (F) a power of attorney executed by the Seller in favour of the Purchaser, enabling the Purchaser pending registration of the transfer of the Shares to exercise all voting and other rights attached to the Shares; and

2. the Seller shall retain at the offices of the relevant member of the Group for the Purchaser:

   (A) the statutory books (which shall be written up to but not including the date on which Completion takes place), the certificate of incorporation (and any certificate of incorporation on change of name) and common seal (if any) of each member of the Group and share certificates in respect of all the issued share capital of each Subsidiary which is owned directly or indirectly by the Company, insofar as they are not held by or to the order of the relevant member of the Group;

   (B) the Books and Records of the Group;

   (C) the title deeds relating to the Office Properties unless any such Office Property is charged and title deeds to it are held by the chargee; and

   (D) the title deeds relating to the UUE Properties unless any such UUE Property is [illegible] held by the chargee;

3. procure Messrs Beesley, Cornish, Cowan and Weller, UU Directorate Limited and UU Secretariat Limited to resign their offices and each of the persons tendering their resignations shall deliver to the relevant member of the Group an acknowledgement executed as a deed that he has no claim or rights of action whatsoever whether under common law, statute or otherwise against any member of the Group arising out of the holding of such office or resignation of such office and to the extent that such claim exists he shall waive such rights and claims absolutely and release and discharge the relevant member of the Group from any liability in respect of such rights and claims, such resignations to be tendered at the board meetings referred to in paragraph 6 of this Schedule 1;

4. procure UU Directorate Limited to resign its office from EASL;

5. the Seller shall, if required by the Purchaser, procure the present auditors of the Company to resign their office as such, and to deposit at the registered office of the Company a letter notifying their resignation and containing a statement pursuant to section 394(1) Companies Act 1985 that there are no circumstances connected with their ceasing to hold office which they consider should be brought to the attention of any members or creditors;

6. the Seller shall procure board meetings of the Company and of each Subsidiary to be held at which:

   (A) in the case of the Company, it shall be resolved that, conditional upon Completion taking place, the transfer forms relating to the transfer of the Shares pursuant to this agreement shall be approved for registration and (subject only to the transfers being duly stamped) the Purchaser (or such person as the Purchaser may nominate) registered as the holder of the Shares in the register of members;

   (B) each of the persons nominated by the Purchaser shall be appointed directors and/or secretary, as the Purchaser shall direct such appointments to take effect immediately after Completion; and

   (C) the resignations of the auditors, directors and secretary referred to in paragraphs 3 and 5 of this Schedule 1 shall be tendered and accepted so as to take effect at the close of the meeting,

   and procure that minutes of each duly held board meeting, certified as correct by the secretary of the relevant company, and the resignations and acknowledgements referred to in paragraphs 3 and 5 of this Schedule 1 are delivered to the Purchaser's Solicitors.

Part B (Purchaser's obligations)

7. At Completion, the Purchaser shall:

(B) procure that the Company pays to the Bank Account by way of telegraphic transfer (using the CHAPS system) any unpaid Group Recharges which have accrued and are unpaid including those accrued from the first date of the month in which Completion falls to and including the Completion Date;

(C) deliver to the Seller's Solicitors, duly executed by the Purchaser, a counterpart original of the Tax Covenant in the agreed form; and

(D) deliver to the Seller's Solicitors a copy (certified by the secretary of the Purchaser to be a true copy of a resolution in force at Completion) of the resolution of the directors of the Purchaser which authorises the purchase of the Shares for the Consideration and procurement of the payment of the Group Recharges and upon the terms set out in this agreement and the execution by the Purchaser of the Share Purchase Documents.

Schedule 2
(Warranties)

1. **Ownership of the Shares**

1.1 The Seller is the sole legal and beneficial owner of the Shares.

1.2 There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or Encumbrance or equity on, over or affecting the Shares and there is no agreement or commitment to give or create any and no written claim has been received from any person to be entitled to any.

2. **Capacity of the Seller**

2.1 The Seller has the requisite power and authority to enter into and perform this agreement and the other Share Purchase Documents to which it is a party.

2.2 This agreement constitutes and the other Share Purchase Documents will when executed, constitute binding obligations of the Seller in accordance with their respective terms.

2.3 The execution and delivery of, and the performance by the Seller of its obligations under, this agreement and the other Share Purchase Documents will not:

(A) result in a material breach of any provision of the memorandum or articles of association of the Seller;

(B) result in a material breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound;

(C) so far as the Seller is aware, result in a breach of any order, judgment or decree of any court or governmental agency by which the Seller is bound; or

(D) require the consent of its shareholders.

3. **Group structure and corporate matters**

3.1 Each member of the Group is an entity duly incorporated or organised and validly subsisting under the laws of its country of incorporation and has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted.

3.2 The Shares have been validly issued and allotted and are fully paid up, and constitute the entire issued share capital of the Company.

3.3 There is no agreement or commitment outstanding which calls for the allotment or issue of, or accords to any person the right to call for the allotment or issue of, any shares

Share Purchase Documents) relating to the sale or transfer of the Shares or any shares in any member of the Group.

3.4 Except as set out in the Disclosure Letter, Schedule 5 (Basic Information about the Subsidiaries) lists all the subsidiaries of the Company.

3.5 The information given in Schedule 4 (Basic information about the Company) and Schedule 5 (Basic Information about the Subsidiaries) is true and accurate in all material respects.

3.6 The Data Room contains complete copies of the memorandum and articles of association of each member of the Group. There are no rights and restrictions attaching to each class of share capital of the members of the Group other than set out in these memorandum and articles of association and their respective attachments.

3.7 The statutory books (including all registers but excluding the minute books and the accounting records) of each member of the Group have been properly kept and contain a record which is accurate and complete in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.8 The statutory books (including all registers but excluding the minute books and the accounting records) of each member of the Group are in the possession or under the control of a member of the Group.

4. Accounts

4.1 The Accounts:

(A) were prepared in accordance with accounting practices generally accepted in the United Kingdom at the time they were audited; and

(B) show a true and fair view of the assets and liabilities of the Company and of the Group as a whole at the Accounts Date and of the profits or losses of the Company and of the Group as a whole for the accounting period ended on that date.

4.2 The Management Accounts have been prepared in accordance with IFRS. The Management Accounts apply in all material respects the same accounting policies and practices as were applied in preparation of the Accounts and fairly present the assets and liabilities of the Business at the Management Accounts Date.

5. Events since the Management Accounts Date

Since the Management Accounts Date:

(A) the business of the Group as a whole has been carried on, in all material respects, in the ordinary and usual course;

the share premium account, capital redemption reserve or any uncalled liability in respect of partly paid shares of any member of the Group;

(C) no member of the Group has created, issued or allotted any securities of whatsoever nature that are convertible into shares (except to another member of the Group or which are otherwise to be sold under this agreement) or agreed so to do;

(D) other than in the ordinary course of business, no member of the Group has acquired or disposed of, or agreed to acquire or dispose of, any one or more assets in a single transaction or series of connected transactions, where the value of such assets exceeds £1 million;

(E) no member of the Group has sold, purchased, redeemed or repurchased any of its own share or loan capital or other issued securities or agreed so to do;

(F) no option has been offered or granted by any member of the Group over the whole or any part of its share or loan capital or other securities, whether issued or unissued;

(G) no third party right has been created (and no agreement has been entered into to create a third party right) over the shares of any member of the Group or assets of any member of the Group;

(H) any instalment premium payments due in respect of any of the Group's in force insurance policies have been paid when due;

(I) no member of the Group has instituted or settled any litigation or insurance claim where that action or insurance claim is likely to result in a payment to or by a member of the Group of £300,000 or more (other than for debt collection in the ordinary course of trading);

(J) no resolution in general meeting or written resolution of the shareholders of any member of the Group has been passed, other than resolutions relating to the routine business of annual general meetings; and

(K) no change in the accounting reference period of the any member of the Group has been made.

6. Compliance with applicable laws

So far as the Seller is aware, each member of the Group has carried out its business and all transactions in accordance with all material applicable laws and regulations and no such transactions have constituted a transfer at an undervalue or an unlawful distribution or unlawful financial assistance by or to any member of the Group.

7 Contracts and commitments

(A) any agency, distributorship, joint venture or management agreement, other than in the ordinary course of business;

(B) so far as the Seller is aware, any contract which cannot readily be fulfilled or performed by a member of the Group on time;

(C) any contract or arrangement which relates to matters not within the ordinary course of business of the Group or is not entirely on arms' length terms;

(D) so far as the Seller is aware, any contract or arrangement which can be terminated in the event of any change in the underlying ownership or control of that member.

7.2 No member of the Group has received written notice threatening termination as a result of material breach of any contract to which any member of the Group is a party which if so terminated would have a material adverse effect on the business of the Group as a whole.

7.3 No member of the Group is in default or breach in any material respect under any agreement or arrangement to which it is a party which is material to the Group taken as a whole and, so far as the Seller is aware, there are no circumstances likely to give rise to such default or breach. So far as the Seller is aware, no party with whom any member of the Group has entered into any material agreement or arrangement is in default or breach in any material respect under it and there are no circumstances likely to give rise to such a default or breach.

8. Powers of attorney

No member of the Group has given any power of attorney or other written authority relating to the business of the Group which is still outstanding or effective to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and employees to enter into routine trading contracts in the normal course of their duties).

9. Debt

9.1 The total amount borrowed by any member of the Group from its bankers does not exceed its financial facilities and the total amount borrowed from whatsoever source does not exceed any limitation on its borrowing contained in its articles of association.

9.2 So far as the Seller is aware, no event which is an event of default under or any material breach of any of the terms of any loan capital, borrowing, debenture or financial facility of any member of the Group or would entitle any third party to call for repayment prior to normal maturity has occurred or been alleged.

10. Insolvency

any member of the Group, or for the appointment of any provisional liquidator, administrator or receiver (including administrative receivers) or in relation to any other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors and/or shareholders or other contributors.

10.2 Neither the Seller nor, as far as the Seller is aware, any member of the Group has taken any step with a view to a suspension of payments or a moratorium of any indebtedness or made or proposed any voluntary arrangement with their creditors generally.

10.3 Neither the Seller nor any member of the Group is insolvent, or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, or has stopped paying its debts as they fall due.

10.4 So far as the Seller is aware, no distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of any of the assets owned by the Group.

10.5 So far as the Seller is aware, all material charges in favour of each member of the Group required to be registered have been so registered to comply with all necessary formalities as to registration or otherwise in any applicable jurisdiction.

11. Licences

So far as the Seller is aware:

(A) all licences, consents and other permissions and approvals (the absence of which would have a material adverse effect on the business of the Group taken as a whole and ignoring any change of control arising from this agreement) required for or in connection with the carrying on of the business now being carried on by each member of the Group are in full force and effect;

(B) during the period of three years prior to the date hereof, the Group has carried out its business in all material respects in accordance with the terms of the licences, consents and other permissions and approvals described in <u>paragraph (A)</u> above; and

(C) no written notice has been received by any member of the Group that any such licence, consent, permission or approval is likely to be revoked.

12. Litigation

12.1 No member of the Group is engaged in any material litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings, whether as claimant, defendant or otherwise, likely to result in a payment by or to that member of the Group of £300,000 or more (other than debt recovery proceedings in the ordinary course of business).

Group likely to result in a payment by or to that remember of the Group of £300,000 or more is pending, threatened or expected.

13. **Data protection**

13.1 Copies of the registrations of the Company under the Data Protection Act 1998 are included in the Data Room.

13.2 So far as the Seller is aware:

(A) no member of the Group has received a notice (including, without limitation, any enforcement notice), letter or complaint from the Information Commissioner alleging breach by it of the Data Protection Act 1998;

(B) no individual has been awarded compensation from any member of the Group under the Data Protection Act 1998;

(C) no order has been made against any member of the Group for the rectification, blocking, erasure or destruction of any data under the Data Protection Act 1998; and

(D) no warrant has been issued under Schedule 9 of the Data Protection Act 1998 authorising the Information Commissioner (or any of his or her officers or servants) to enter any of the premises of any member of the Group.

14. **Competition**

14.1 So far as the Seller is aware, no member of the Group is a party to any agreement which:

(A) infringes Article 81 or 82 of the EC Treaty; or

(B) infringes section 2 or section 18 of the Competition Act 1998.

14.2 No member of the Group has given an undertaking to, or is subject to any order of or, so far as the Seller is aware, investigation by, or has received any request for information from the Office of Fair Trading, OFGEM, the Competition Commission or the Commission of the European Community under English or EC competition legislation where such undertaking, order, investigation or request for information is likely to cause a material loss or liability to the Group.

15. **Ownership and condition of non-Network assets**

15.1 So far as the Seller is aware, each of the material assets (other than Property and the Network) included in the Management Accounts or acquired by any member of the Group since the Management Accounts Date (other than current assets sold, realised or applied in the normal course of trading) is owned both legally and beneficially by a

15.2 So far as the Seller is aware, no option, right to acquire, mortgage, charge, pledge, lien (other than a lien arising by operation of law or in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the whole or any part of the undertaking or assets (other than Property and the Network) of any member of the Group (including any investment in any other member of the Group) (each a **"Security Interest"**) is outstanding and there is no agreement or commitment to give or create any Security Interest and no claim has been made by any person to be entitled to any Security Interest.

15.3 All material plant and machinery (including fixed plant and machinery but excluding the Network), vehicles and significant office equipment used by any member of the Group in connection with its business (taking into account their age and state of repair) are capable of being efficiently and properly used in connection with the business of the relevant member of the Group.

16. Insurance

16.1 Each member of the Group maintains (or has had maintained on its behalf), and has at all material times maintained (or has had maintained on its behalf) what has been in the Seller's reasonable opinion adequate insurance in respect of assets of an insurable nature against fire, accident, theft and damages, third party loss (including by way of employers liability and public liability insurance), business interruption and all other risks required by applicable law or regulation to be covered by insurance or normally insured against by companies carrying on the same business.

16.2 All premiums due on the subsisting insurance policies of each member of the Group have been duly paid and, so far as the Seller is aware, all other conditions of those policies have been performed and observed.

16.3 The Data Room contains complete and up to date copies of all insurance policies in effect at the date of this agreement in respect of each member of the Group and details of all insurance claims made by (i.e. "loss runs" of) or on behalf of each member of the Group in the six years to the date of this agreement.

17. Information Technology and Intellectual Property

17.1 Details of all material Information Technology owned by any member of the Group are included in the Data Room.

17.2 So far as the Seller is aware, the Group has not experienced any material disruption in its commercial activities (taken as a whole) in the 12 months prior to the date of this agreement which has been caused solely by any failure of the Information Technology used by the Group.

17.3 No member of the Group and, so far as the Seller is aware, no other party is in material breach, or has been in material breach in the past 12 months, of any agreement relating to Information Technology or Intellectual Property to which a member of the Group is or

17.5 So far as the Seller is aware, the activities of the Group do not infringe, nor in the past 12 months have they infringed, the Intellectual Property of any third party.

17.6 So far as the Seller is aware, no third party is infringing, nor in the past 12 months has a third party infringed, any Intellectual Property owned by any member of the Group.

18. Office Properties

18.1 The Office Properties comprise the only interests in real property which are occupied by employees of any member of the Group.

18.2 No member of the Group or the Seller's Group has received any written notice alleging non-compliance with any legal requirement relating to the Office Properties or the use thereof which remains outstanding.

18.3 No member of the Group or the Seller's Group has received written notification of any outstanding monetary claim arising under Planning Legislation or any Permission or Statutory Agreement.

18.4 The Office Properties are held under the terms of the leases (the "**Leases**") briefly referred to in Schedule 6 (Properties);

18.5 Rents, licences fees or other material sums due and payable under the Leases have been paid to the last rent day prior to the date of this agreement and no member of the Group has received written notice of any breach of any covenants, conditions and agreements on the part of the tenant contained in such leases and there is no outstanding notice alleging non-compliance with the terms of any such lease or refusal to accept rents.

19. UUE Properties

19.1 The Properties listed in Schedule 6 (Properties) are the only property interests held by the Group (save for its interests and rights in respect of the Network).

19.2 The UUE Properties are held on the basis set out in Schedule 6 (Properties) and are subject to the interests detailed in Schedule 6 (Properties).

19.3 In relation to each UUE Property which is leasehold or held pursuant to the terms of a licence arrangement, as indicated in Schedule 6 (Properties), rents, licences fees or other material sums due and payable under each relevant lease or licence arrangement have been paid to the last rent day prior to the date of this agreement and no member of the Group has received written notice of any breach of any covenants, conditions and agreements on the part of the tenant or the licensee contained in such leases or licences and there is no outstanding notice alleging non-compliance with the terms of any such lease or licence or refusal to accept rent or licence fee or other sums due and payable thereunder.

19.5 In so far as the Seller is aware, no member of the Group has any actual or contingent obligations or liabilities in relation to any lease, licence or other interest in or agreement relating to land other than the UUE Properties, the Office Properties and in respect of the Network.

19.6 The UUE Properties are the only properties required for the purposes of the provision of the services under the ASA and the Seller is not aware of any matter which would materially inhibit the continued use of the UUE Properties for the purposes of the provision of services under the ASA.

19.7 None of the UUE Properties are subject to any mortgage, charge or other security interest.

19.8 No member of the Group or the Seller's Group is aware of any material outstanding breach of any statutory, common-law or regulation affecting any of the UUE Properties.

20. The operation and ownership of the Network

20.1 The Network and the network management systems (taking into account their age and value in the books of the relevant member of the Group) substantially perform the functions which they are intended to perform in connection with the Business.

20.2 So far as the Seller is aware there are no outstanding compulsory purchase orders affecting the Network except as disclosed in the Disclosure Letter.

20.3 So far as the Seller is aware, there are no notices to terminate any interest affecting the Network other than as disclosed in the Disclosure Letter.

20.4 So far as the Seller is aware, the Network is owned both legally and beneficially by a member of the Group and each of those assets capable of possession is in the possession of a member of the Group (save where in the possession of a third party in the normal course of business).

21. Environmental matters

21.1 No member of the Group has received any written notice from any relevant authority or third party under Environmental Laws that such member of the Group is in breach of Environmental Laws, nor is any member of the Group currently involved in any formal claim under Environmental Laws nor is the Seller aware of any circumstances that would reasonably be expected to lead to any such notice or claim under Environmental Laws.

21.2 So far as the Seller is aware, all environmental reports, surveys, assessments and investigations or summaries thereof in respect of any UUE Property, the Business, the Assets or the Group in the possession of or commissioned by the Group or the Seller and identifying any matter relating to the pollution or protection of the Environment, including soil or groundwater contamination [illegible]

22. Pensions and Employment

22.1 Other than the Pension Schemes, there is no obligation, agreement or arrangement (whether funded or unfunded) which any member of the Group contributes to or has contributed to or may become liable to contribute to or is or has become or may become liable to satisfy under which benefits are payable on or after retirement, on death or in the event of disability.

22.2 The Data Room contains accurate, up-to-date and complete copies of the following in relation to UUESPS, New UUEESPS and UUPS:

(A) the latest trust deed and rules (plus subsequent amending documents) and (for UUESPS and UUPS) latest members' explanatory booklet;

(B) the transfer agreement in relation to the bulk transfer from UUESPS to New UUEESPS;

(C) the funding agreement in relation to the establishment of New UUEESPS;

(D) each announcement issued to all members of UUESPS or UUPS which post dates the relevant booklet and which relates to any change or proposed change to benefits including the announcement issued in relation to the bulk transfer to New UUEESPS;

(E) the latest available annual report and audited accounts for UUESPS and UUPS;

(F) letters from UUE and the trustee of New UUEESPS respectively to the UUESPS Scheme actuary in relation to established practices as to the exercise of discretions;

(G) the current contracting-out certificate for UUESPS and UUPS naming the Company;

(H) a list showing the number of members of the UUESPS subject to the transfer agreement referred to at paragraph 22.2(B) above as at 9 July 2007 and the number of deferred and pensioner members of the UUESPS subject to the transfer agreement referred to at paragraph 22.2(B) above as at 31 March 2007, and for each such member then date of birth, sex, and where relevant, service, pensionable salary, pension and deferred pension; a list showing the number of members of the UUPS employed by UUE or UUES as at 25 October 2007, their date of birth, sex, salary and service; and

(I) statement of investment principles for UUESPS and UUPS.

22.3 The UUESPS and the UUPS (other than the defined contribution section) are each closed to new entrants.

22.5 The Company holds or is named in an appropriate contracting-out certificate (within the meaning of the Pension Schemes Act 1993) in respect of those of its employees who are members of the UUPS and the UUESPS.

22.6 Neither the UUPS, the UUESPS nor any member of the Group is party to any material proceedings which relate to or are in connection with the provision of any benefits under the UUPS or the UUESPS and, so far as the Seller is aware, no such proceedings are pending or threatened and there are no facts likely to give rise to any such proceedings. In this paragraph 22.6, "**proceedings**" means any litigation or arbitration and also includes any investigation or determination by the Pensions Ombudsman, the Pensions Advisory Service or the Pensions Regulator or any complaint under any internal dispute resolution procedure established in connection with the Pension Schemes.

22.7 No member of the Group has been issued with a restoration order, a contribution notice or financial support direction in relation to the UUESPS or the UUPS or any other pension arrangement and, so far as the Seller is aware, no facts or circumstances exist under which the Pensions Regulator would be likely to impose one under Section 38 or 43 of the Pensions Act 2004 in relation to the UUESPS or the UUPS.

22.8 Neither the trustee of the UUPS, the trustee of the UUESPS nor any member of the Group has entered into an approved withdrawal arrangement in relation to the UUPS or the UUESPS.

22.9 The Data Room contains:

(A) the current standard terms and conditions of employment for each grade of Employee;

(B) a summary of the benefits which are payable provided as of right to UK Employees on redundancy or involuntary severance (other than those payable under relevant statute) and any established practices applicable to UK Employees in respect of such benefits; and

(C) the terms of all share incentive schemes and share option schemes (including details of any awards outstanding granted to Employees under such schemes), and material profit sharing, bonus or other incentive schemes applicable to any of the Employees.

22.10 So far as the Seller is aware, each member of the Group has, in relation to each of the Employees employed by it, complied in all material respects with all material obligations owed in respect of such Employees under legislation, regulations, collective agreements and terms and conditions of employment and has complied in all material respects with all its obligations concerning the health and safety at work of each of such Employees save in respect of any age discrimination legislation or regulations.

22.11 No Key Employee has given notice of termination of his contract of employment or is under notice of dismissal

22.13 There are no material threatened, pending, existing or outstanding court or employment tribunal claims brought by or on behalf of any Key Employee (or any trade union, appropriate representative or other body representing any Key Employee) against any member of the Group arising from or in connection with his employment or termination of employment.

23. The Accounts and Tax

~~So far as the Seller is aware,~~ N~~n~~o member of the Group has any material liability in respect of taxation for the financial year ended on the Management Accounts Date (on the assumption that the Management Accounts Date was the end of an accounting period) (whether actual or contingent) that is not fully disclosed or provided for in the Management Accounts in accordance with IFRS whether or not the member of the Group has or may have any right of reimbursement against any other person and, in particular, has no outstanding material liability for:

(A) taxation in any part of the world assessable or payable by reference to profits, gains, income or distributions earned, received or paid or arising or deemed to arise on or at any time prior to the Management Accounts Date or in respect of any period starting before the Management Accounts Date; or

(B) for purchase, value added, sales or other similar tax in any part of the world referable to transactions effected on or before the Accounts Date,

that is not provided for in full in the Accounts.

24. Tax events since the Management Accounts Date

Since the Management Accounts Date:

(A) no accounting period of any member of the Group has ended;

(B) no member of the Group has been a party to any transaction for which any tax clearance provided for by statute has been or could have been obtained from any Tax Authority;

(C) no member of the Group has paid or become liable to pay any interest or penalty in connection with any Tax, has otherwise paid any Tax after its due date for payment or owes any Tax the due date for payment of which has passed or will arise in the 30 days after the date of this agreement.

25. Tax returns, disputes, records and claims, etc.

25.1 So far as the Seller is aware, each member of the Group has made or caused to be made all proper returns required to be made, and has supplied or caused to be supplied all information required to be supplied, to any Tax Authority within the last six years.

regarding liability or potential liability to any Tax recoverable from any member of the Group or regarding the availability of any relief from Tax to any member of the Group.

25.3 So far as the Seller is aware, the amount of Tax chargeable on each member of the Group during any accounting period ending on or within six years before the Accounts Date has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Tax Authority.

25.4 So far as the Seller is aware, the Disclosure Letter gives full details of any material tax advice obtained in relation to the entry into or completion of the ASA or any transaction related to, in consequence of or in connection with the ASA.

25.5 The Disclosure Letter contains full details of the Tax returns and supporting documentation (including Group Relief and capital allowances claims) submitted for all periods or parts of periods ended on or before Completion.

26. Value added tax

26.1 Each member of the Group has complied with any obligations to register for the purposes of VAT and has complied in all material respects with its obligations under any Tax legislation relating to VAT.

26.2 So far as the Seller is aware, full, complete, correct and up-to-date records, invoices and other documents appropriate or required for the purposes of any Tax legislation relating to VAT have been made, given, obtained and kept.

27. Deductions and withholdings

So far as the Seller is aware, during the last six years each member of the Group has made all deductions in respect, or on account, of any Tax from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate Tax Authority for all amounts so deducted.

28. Residence

The country which is given in <u>Schedule 4</u> (Basic information about the Company) or <u>Schedule 5</u> (Basic information about the Subsidiaries) as the tax residence of each member of the Group is the only country whose Tax Authorities seek to charge Tax on the worldwide profits or gains of that member of the Group and no member of the Group has ever paid Tax on income profits or gains to any Tax Authority in any other country except that mentioned in respect of that member of the Group in <u>Schedule 4</u> (Basic information about the Company) or <u>Schedule 5</u> (Basic information about the Subsidiaries).

29. Duties, etc.

So far as the Seller is aware, all customs duties and VAT payable to any Tax Authority

the Relevant Assets are liable to confiscation or forfeiture (whether by virtue of non-payment or underpayment of any Tax or duty or by virtue of non-compliance with any legislation or regulation relating to any Tax or duty or otherwise howsoever).

30. Stamp duty

30.1 So far as the Seller is aware, all material documents which are required to be stamped, which are in the possession of any member of the Group and by virtue of which any member of the Group has any materially significant rights have been duly stamped.

30.2 No member of the Group does at the date hereof hold any chargeable interest (as that expression is defined in section 48 of the Finance Act 2003) that was acquired by it by an instrument within three years prior to the date hereof, or by way of a land transaction with an effective date (as defined by Section 119 of the Finance Act 2003) within three years prior to the date hereof, such acquisition (or instrument) having been exempt from stamp duty and/or stamp duty land tax on the basis **either** that group relief under section 42 of the Finance Act 1930, section 11 of the Finance Act (Northern Ireland) 1954, section 151 of the Finance Act 1995 or section 62 of or Schedule 7 to the Finance Act 2003 applied **or** that relief under section 76 of the Finance Act 1986 applied.

31 Tax Basis

Except as set out in the Disclosure Letter, so far as the Seller is aware no member of the Group has made any claims for rollover relief or other reliefs under Part V of the Taxation of Chargeable Gains Act 1992 or pursuant to equivalent positions in other Tax legislation and no member of the Group will make any such claims on or before Completion.

Schedule 3
(Limitations on the Seller's liability)

1. **Limitation on quantum and general**

(A) The Purchaser shall not be entitled to damages or other payment in respect of any individual claim (or series of related claims with respect to related facts or circumstances):

(i) in respect of any claim or claims under any of the Warranties for less than £150,000, or in respect of any claim or claims under any of the Tax Warranties or the Tax Covenant, for less than £15,000 but once the aggregate amount of all claims under any of the Tax Warranties or Tax Covenant has exceeded £150,000 the de minimis threshold in this paragraph (i) shall not apply in respect of any further claims under the Tax Warranties or Tax Covenant; or

(ii) in respect of any claim or claims under any of the Warranties other than the Tax Warranties unless and until the aggregate amount of all claims under any of the Warranties for which the Seller is liable under paragraph (C) below (taking no account of those referred to in (i) above) exceeds £15,000,000, but once the aggregate amount of all claims under any of the Warranties has exceeded such sum, the Seller shall be liable under the Warranties in respect of the total amount of such claims; or

(iii) in respect of any claim or claims under any of the Tax Warranties and Tax Covenant unless and until the aggregate amount of all claims under any of the Tax Warranties or Tax Covenant for which the Seller is liable under paragraph (C) below (taking no account of those referred to in (i) above) exceeds £150,000 but once the aggregate amount of all claims under any of the Tax Warranties or Tax Covenant has exceeded such sum, the Seller shall be liable under the Tax Warranties or the Tax Covenant in respect of the total amount of such claims.

(B) The total aggregate liability of the Seller under the Warranties and the Tax Covenant (including all legal and other costs and expenses) shall not in any event exceed an amount equal to 75 per cent. of the total consideration referred to in clause 3 (Consideration).

(C) The Seller shall only be liable in respect of any claim or payment obligation under this agreement or the Tax Covenant and the Purchaser shall only exercise any right of set-off against or otherwise withhold payment of any sums stated to be payable by the Purchaser to the Seller or under any other agreement subsisting between them if and to the extent that such claim or payment is agreed between the Seller and the Purchaser or admitted or adjudged payable in legal or arbitrational proceedings in a court of competent

between the Seller and the Purchaser, unless expressly provided for under this agreement or the Tax Covenant.

(D) Each provision of this Schedule shall be read and construed without prejudice to each of the other provisions of this Schedule.

(E) The Purchaser agrees and undertakes that (in the absence of fraud) it has no rights against and shall not make any claim against any employee, director, agent, officer or adviser of the Seller, the Retained Group or any member of the Group on whom it may have relied before agreeing to any term of this agreement and any other agreement or document entered into pursuant to this agreement or entering into this agreement or any such other agreement.

(F) The only Warranties given:

(i) in respect of the Accounts are those contained in paragraph 4.1 (Accounts) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of the Accounts and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to the Accounts;

(ii) in respect of the Management Accounts is that contained in paragraph 4.2 (Accounts) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of the Management Accounts and the Purchaser acknowledges and agrees that the Seller makes no other warranty as the Management Accounts;

(iii) in respect of the Office Properties and UUE Properties are those contained in paragraph 18 (Office Properties) and paragraph 19 (UUE Properties) respectively of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Office Properties and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Office Properties;

(iv) in respect of the Network are those contained in paragraph 20 (The Operation of the Network) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of the Network and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to the Network;

(v) in respect of Information Technology and Intellectual Property (or any agreements relating thereto) are those contained in paragraph 17 (Information Technology and Intellectual Property) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Information

makes no other warranty as to Information Technology and Intellectual Property (or any agreements relating thereto);

(vi) in respect of environmental matters are those contained in paragraph 21 (Environmental matters) and paragraph 4 (Accounts) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a warranty in respect of environmental matters and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to environmental matters;

(vii) in respect of pensions and employment matters are those contained in paragraph 22 (Pensions and Employment) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of pensions and employment matters and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to pensions and employment matters; and

(viii) in respect of Tax are those contained in paragraphs 23 to 31 (Tax) of Schedule 2 (Warranties), none of the other Warranties shall or shall be deemed to be, whether directly or indirectly, a Warranty in respect of Tax and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Tax.

(G) As regards the Tax Covenant the provisions of this Schedule shall operate to limit the liability of the Seller in so far as any provision in this Schedule is expressed to be applicable to the Tax Covenant and the provisions of the Tax Covenant shall further operate to limit the liability of the Seller in respect of any claim thereunder.

(H) Without prejudice to clause 17 (Entire agreement) the Purchaser acknowledges and agrees that the Seller does not give or make any warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of honestly expressed opinion provided to the Purchaser (however so provided) on or prior to the date of this agreement, including, in the Information Memorandum, Vendor Due Diligence Report, Disclosure Letter or the information supplied to or made available to the Purchaser during its due diligence exercise but excluding anything that is expressly set out in this agreement. The Purchaser also acknowledges and agrees that the Seller does not give or make any warranty as to the accuracy or completeness of the information and documentation contained in the Data Room, UUE Database, the Information Memorandum or the Vendor Due Diligence Report.

(I) Notwithstanding the provisions of paragraph 2 of this Schedule 3, no claim shall lie against the Seller under the Warranties in respect of any event, circumstance, act or omission occurring on or before the date when a member of the Retained Group first held or acquired the Shares or, as the case may be, indirectly through the Company the shares of any member of the Group.

Schedule 3 the matter giving rise to such claim is remedied to the reasonable satisfaction of the Purchaser without cost or disruption to the Purchaser's Group.

(K) Nothing in this agreement shall or shall be deemed to relieve or abrogate the Purchaser of any common law or other duty to mitigate any loss or damage arising under the Warranties including, enforcing against any person (other than the Seller) any rights any member of the Purchaser's Group has or may have in respect of the fact, matter or circumstance giving rise to the claim.

(L) The Purchaser shall procure that the Seller is given reasonable access to all such information and documentation within the possession or control of the Purchaser's Group as the Seller may reasonably require to enable it to satisfy itself as to whether any breach of the Warranties or No Leakage Undertakings or the Tax Covenant notified pursuant to paragraph 2 of this Schedule 3 below shall have occurred.

(M) References to the warranties in paragraphs 4, 6, 7, 8 and 9 of this Schedule 3 shall not include the Tax Warranties and the provisions of clauses 6, 7 and 8 of the Tax Covenant shall operate to limit the liability of the Seller and to govern the claims procedure in respect of any claim under the Tax Warranties in respect of a liability for taxation as if such claim had been a claim for a Tax Liability under the Tax Covenant.

2. **Time limits for bringing claims**

No claim shall be brought against the Seller in respect of any of the Warranties or No Leakage Undertakings or the Tax Covenant unless the Purchaser shall have given to the Seller written notice of such claim specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed in respect thereof (detailing the Purchaser's good faith calculation of the loss thereby alleged to have been suffered by it or the relevant member of the Purchaser's Group) as soon as reasonably practicable and in any event:

(i) subject to sub-paragraph (ii), on or before 12 noon on the day falling eighteen months after the date on which Completion takes place; or

(ii) in respect of any claims under the Tax Warranties or the Tax Covenant, not later than the date that falls six calendar years after the end of the accounting period in which Completion occurs,

PROVIDED THAT the liability of the Seller in respect of such claim shall absolutely determine (if such claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of such claim shall not have been commenced within six months of: (a) in the case of a Contingent Liability (as defined in paragraph 3 of this Schedule 3) the liability ceasing to be contingent or the payment obligation falling due or becoming capable of being quantified; or (b) in all other cases, the service of such notice and for

3. No Liability for contingent or non-quantifiable claims

If any breach of the Warranties arises by reason of some liability of a member of the Group or the Purchaser which, at the time such breach or claim is notified to the Seller, is contingent only or constitutes a deferred payment or otherwise not capable of being quantified (a "**Contingent Liability**"), then the Purchaser shall be entitled to claim provided that such notification is made to the Seller within the time limits set out in sub-paragraphs 2(i) or, as applicable, (ii) of this Schedule 3 **PROVIDED THAT** the Seller shall not be under any obligation to make any payment in respect of such breach or claim unless and until such liability ceases to be contingent or the payment obligation has fallen due or becomes capable of being quantified.

4. Third party claims

(A) Upon the Purchaser or any member of the Purchaser's Group becoming aware of any claim, action or demand against it or any other matter likely to give rise to any claim in respect of any of the Warranties, the Purchaser shall and shall procure that the appropriate member of the Purchaser's Group shall:

(i) forthwith notify the Seller by written notice in accordance with paragraph 2 of this Schedule 3;

(ii) subject to the Seller indemnifying the Purchaser or the relevant member of the Purchaser's Group in a form reasonably satisfactory to the Purchaser against any liability, cost, damage or expense which may be properly incurred thereby (but without thereby implying any admission of liability on the part of the Seller), promptly take such action and give such information and access to personnel, premises, chattels, documents and records (which the Purchaser shall procure are preserved) to the Seller and its professional advisers as the Seller may reasonably request and the Seller shall be entitled to require the relevant member of the Purchaser's Group to take such action and give such information and assistance in order to avoid, dispute, resist, mitigate, settle, compromise, defend or appeal any claim in respect thereof or adjudication with respect thereto;

(iii) at the request of the Seller, subject as provided in sub-paragraph (A)(ii) above, allow the Seller to take the sole conduct of such actions as the Seller may deem appropriate in connection with any such assessment or claim in the name of the Purchaser or any relevant member of the Purchaser's Group and in that connection the Purchaser shall give or cause to be given to the Seller all such assistance as it may require in avoiding, disputing, resisting, settling, compromising, defending or appealing any such claim and shall instruct such solicitors or other professional advisors as the Seller may nominate to act on behalf of the Purchaser or any relevant member of the Purchaser's Group, as appropriate, but to act in accordance with the Seller's instructions;

(iv) make no admission of liability, agreement, settlement or compromise with any third party in relation to any such claim or adjudication without the prior written consent of the Seller; and

(v) take all reasonable action to mitigate any loss suffered by it or any member of the Purchaser's Group in respect of which a claim could be made under the Warranties, including without limitation, enforcing against any person (other than the Seller) any rights any member of the Purchaser's Group has or may have in respect of the fact, matter or circumstance giving rise to the claim.

(B) The Seller shall be entitled at any stage and at its absolute discretion to settle any such third party assessment or claim but will where practicable provide information as to the terms of such settlement to the Purchaser in advance of the settlement being made.

5. No liability if loss is otherwise compensated for

(A) No liability shall attach to the Seller by reason of any breach of any of the Warranties or the No Leakage Undertakings or under the Tax Covenant to the extent that the same loss has been recovered by the Purchaser under any other Warranty or No Leakage Undertaking or under the Tax Covenant or other term of this agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

(B) The Seller shall not be liable for breach of any of the Warranties to the extent that the subject of the claim has been or is made good or is otherwise compensated for without cost to the Purchaser or any other member of the Purchaser's Group.

(C) In calculating the liability of the Seller for any breach of the Warranties there shall be taken into account the amount by which any taxation for which any member of the Group or the Purchaser is now or in the future accountable or liable to be assessed is reduced or extinguished as a direct result of the matter giving rise to such liability.

6. Recovery from insurers and other third parties

(A) If, in respect of any matter which would give rise to a claim under the Warranties any member of the Purchaser's Group has successfully claimed under any policy of insurance then no such matter shall be the subject of a claim under the Warranties and any such insurance claim shall then extinguish or reduce by the amount so recovered any such claims under the Warranties.

(B) Where the Purchaser or any member of the Purchaser's Group is at any time entitled to recover from some other person (other than an insurer under an insurance policy referred to under sub-paragraph 6(A)) any sum in respect of

Seller (other than to notify the Seller of the claim against the Seller) and so long as such claim shall have been notified to the Seller in accordance with paragraph 2 of this Schedule 3, as appropriate, then the proviso in that paragraph thereof shall operate to govern the time limit within which legal proceedings must be commenced in respect thereof. In the event that the Purchaser or any member of the Purchaser's Group shall recover any amount from such other person, the amount of the claim against the Seller shall be reduced by the amount so recovered.

7. Acts of the Purchaser

(A) No claim shall lie against the Seller under or in relation to the Warranties or (in the case of (i) below) No Leakage Undertakings to the extent that such claim is attributable to:

(i) any voluntary act, omission, transaction, or arrangement carried out at the request of or with the consent of the Purchaser before Completion or under the terms of this agreement or any other agreement contemplated by it;

(ii) any voluntary act, omission, transaction, or arrangement carried out by the Purchaser or on its behalf or by persons deriving title from the Purchaser or by a member of the Purchaser's Group on or after Completion; or

(iii) any admission of liability made in breach of the provisions of this Schedule after the date hereof by the Purchaser or on its behalf or by persons deriving title from the Purchaser or by a member of the Purchaser's Group on or after Completion.

(B) The Seller shall not be liable for any breach of any Warranty which would not have arisen but for any reorganisation (including a cessation of the whole or part of any trade) or change in ownership of any member of the Purchaser's Group after Completion or change in any accounting basis on which any member of the Purchaser's Group values its assets or any accounting basis, method, policy or practice of any member of the Purchaser's Group which is different from that adopted or used in the preparation of the Accounts.

8. The Management Accounts

No matter shall be the subject of a claim under the Warranties to the extent that allowance, provision or reserve in respect of such matter shall have been made in the Management Accounts or has been included in calculating creditors in the Management Accounts or shall have been otherwise taken account of or reflected in the Management Accounts.

9. Future legislation

(A) any legislation not in force on or prior to the date of this agreement;

(B) the withdrawal of any extra-statutory concession or other agreement or arrangement currently granted by or made with any governmental authority or Tax authority (whether or not having the force of law); or

(C) any change after the date of this agreement of any generally accepted interpretation or application of any legislation or in the enforcement policy or practice of the relevant authorities.

10. Disclosure

The Purchaser shall not be entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if it is fairly disclosed in the Disclosure Letter or in any document referred to in the Disclosure Letter and delivered or deemed to be delivered with it, including, without limitation, all documents and information contained in the Data Room, the Information Memorandum, the UUE Database and the Vendor Due Diligence Report.

11. Purchaser's knowledge

Without prejudice to paragraph 10 above, the Seller shall not be liable under the Warranties in relation to any matter forming the basis of a claim of which the Purchaser or any of its employees or advisors had actual knowledge on or before the date of this agreement and which they were aware would constitute a claim under the Warranties. For this purpose, the Purchaser shall be deemed to have knowledge of those matters which are fairly disclosed in the Data Room, the Information Memorandum, the UUE Database, the Share Purchase Documents, the Vendor Due Diligence Report and any information or documents attached thereto (provided that no warranty is given or shall be implied as to the accuracy or completeness of the contents of any of the foregoing) or any due diligence report (in draft or final form) prepared by or for the Purchaser which in any such case has been delivered to the Purchaser on or prior to the date of this agreement.

12. Claim to be reduction of Consideration

Any payment made by the Seller or any other person in respect of any claim under the Warranties or No Leakage Undertakings or the Tax Covenant shall be deemed to be a reduction of the Consideration.

13. Calculation of Consideration

The Purchaser shall not be entitled to claim that any fact, matter or circumstances gives rise to a claim under or in respect of the Warranties, to the extent that the fact, matter or circumstance which might result in a claim or possible claim were taken into account by the Purchaser in calculating the consideration referred to in clause 3 (Consideration).

If any breach of the Tax Warranties gives rise to a liability to taxation, the Seller shall not be liable to the Purchaser in respect of that breach of the Tax Warranties to the extent that any of the circumstances set out in clause 3 of the Tax Covenant would have applied in respect of that liability to taxation had it been a Tax Liability (as defined in the Tax Covenant).

Schedule 4
(Basic information about the Company)

1.	**Registered number**	:	02366949
2.	**Date of incorporation**	:	1 April 1989
3.	**Place of incorporation**	:	England and Wales
4.	**Address of registered office**	:	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP
5.	**Class of company**	:	Private company limited by shares
6.	**Authorised share capital**	:	569,999,996 ordinary shares of 50 pence each 1 Special Rights Redeemable Preference Share 4 'A' ordinary shares of 50 pence each
7.	**Issued share capital**	:	476,821,341 ordinary shares 4 'A' ordinary shares

8\.

Directors Full name:	Usual residential address	Nationality
Martin Geoffrey Beesley	3 Fernyhalgh Court Preston PR2 9NJ	British
Paul Bircham	30 Scholars Green Lane Lynn Cheshire WA13 0QA	British
Michael John Boxall	Hillside House Gallantry Bank Bickerton Malpas Cheshire SY14 8AX	British

	Cheshire WA14 2QL	
Charles Cornish	Laurel House Withinlee Road Prestbury Macclesfield Cheshire SK10 4AT	British
Andrew Cowan	46 Grange Road Bowdon Cheshire WA14 3EY	British
Timothy Peter Weller	9 Spencer Road East Molesey Surrey KT8 0SP	British

9. **Secretary Full name:** **Usual residential address**

Paul Anthony Davies	16 Bevan Close Great Sankey Cheshire WA5 1EN

10. **Accounting reference date** : 31 March

11. **Auditors** : Deloitte & Touche LLP

12. **Tax residence** : United Kingdom

13. **Business activities** : Electricity distribution

Schedule 5
(Basic information about the Subsidiaries)

1. NB Property & Estate Services No. 1 Limited

(A)	**Registered number**	:	02373209
(B)	**Date of incorporation**	:	18 April 1989
(C)	**Place of incorporation**	:	England and Wales
(D)	**Address of registered office**	:	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP
(E)	**Class of company**	:	Private company limited by shares
(F)	**Authorised share capital**	:	5,000,000 ordinary shares of £1 each
(G)	**Issued share capital**	:	102 ordinary shares of £1 each

(H) Members

Full name	Registered address	Number of Shares held
United Utilities Electricity Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP	102 ordinary shares of £1 each

(I) Directors

Full name	Registered address
UU Directorate Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

Full name	Registered address
UU Secretariat Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(K)	**Accounting reference date**	:	31 March
(L)	**Auditors**	:	Deloitte & Touche LLP
(M)	**Tax residence**	:	United Kingdom

2. NB Leasing Limited

(A)	**Registered number**	:	02377523
(B)	**Date of incorporation**	:	28 April 1989
(C)	**Place of incorporation**	:	England and Wales
(D)	**Address of registered office**	:	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP
(E)	**Class of company**	:	Private company limited by shares
(F)	**Authorised share capital**	:	100 ordinary shares of £1 each
(G)	**Issued share capital**	:	2 ordinary shares of £1 each
(H)	**Members**		

Full name	Registered address	Number of Shares held
United Utilities Electricity Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington	2 ordinary shares of £1 each

(I) Directors

Full name	Registered address
UU Directorate Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(J) Secretary

Full name	Registered address
UU Secretariat Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(K) Accounting reference date : 31 March

(L) Auditors : Deloitte & Touche LLP

(M) Tax residence : United Kingdom

3. NB (Miles Platting Community Project) Limited

(A) Registered number : 02377331

(B) Date of incorporation : 28 April 1989

(C) Place of incorporation : England and Wales

(D) Address of registered office : Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
Cheshire WA5 3LP

(E) Class of company : Private company limited by shares

(G) **Issued share capital** : 2 ordinary shares of £1 each

(H) **Members**

Full name	Registered address	Number of Shares held
United Utilities Electricity Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP	2 ordinary shares of £1 each

(I) **Directors**

Full name	Registered address
UU Directorate Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(J) **Secretary**

Full name	Registered address
UU Secretariat Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(K) **Accounting reference date** : 31 March

(L) **Auditors** : Dormant

(M) **Tax residence** : United Kingdom

4. United Utilities Electricity (ESPS) Pensions Trustee Limited

(A) **Registered number** : 06383023

(C)	**Place of incorporation**	: England and Wales
(D)	**Address of registered office**	: Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP
(E)	**Class of company**	: Private company limited by shares
(F)	**Authorised share capital**	: 100 ordinary shares of £1 each
(G)	**Issued share capital**	: 2 ordinary shares of £1 each
(H)	**Members**	

Full name	**Registered address**	**Number of Shares held**
United Utilities Electricity Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP	2 ordinary shares of £1 each

(I) Directors	**Usual residential address**	**Nationality**
John Alfred Leigh	22 Cranleigh Standish Wigan UN6 0EU UK	British
Peter Gregory	30 Greenview DriveRochdaleLancashire 0L11 5YQUK	British
Peter Damian Witherington	280 Lightbowrie Road Manchester M40 5HQ UK	British
Michael Gerald McCallion	27 Salisbury Road Cressington Park Liverpool L19 OPH UK	Irish American

	UK	
Robert David Armstrong	The Old Police Station 2 Bexton Road Knutsford WA16 ODQ UK	British
Paul Richard Taylor	30 Cranmere Drive Sale Cheshire M33 4LB UK	British

(J) Secretary

Full name	Registered address
UU Secretariat Limited	Haweswater House Lingley Mere Business Park Lingley Green Avenue Great Sankey Warrington Cheshire WA5 3LP

(K) Accounting reference date : 31 March

(L) Auditors : Deloitte & Touche LLP

(M) Tax residence : United Kingdom

Schedule 6
(Properties)

Schedule 6

(Properties)

PROPERTIES

Address of Property	Tenure	Title Number	Head Landlord	Tenant	Sub-Tenant	Rent	Use	Lease expiry date
Dalton House, 104 Dalton Avenue, Warrington	Leasehold	Not applicable	MEPC Birchwood Park No. 1 Limited and MEPC Birchwood Park No. 2 Limited	United Utilities International Limited	United Utilities Electricity Limited	£195,013	Office Premises	31 August 2008
Land in Hartington Road, Preston	Leasehold	LAN46144	Preston City Council	United Utilities Electricity Limited	Not applicable	£120	Office Premises	24 April 2059
Land to the South East of Hartington Road, Preston	Leasehold	LAN46144	Preston City Council	United Utilities Electricity Limited	Not applicable	£18,500	Car park	24 April 2059

'ROPERTIES

Properties

Address of Property	Tenure	Title Number	Head Landlord	Tenant	Use	UUE Lease expiry date	Lease/ Licence granted by UUE Whole/ Part	Entity to whom Lease/ Licence has been granted	Term for which Lease/ Licence has been granted	Rent
65 Bradshaw Gate, Leigh	Leasehold	GM495409	Ballivy Limited	United Utilities Electricity Limited	Retail Unit	6 February 2014	Sub-Lease of Whole	P.Cleasby trading as Nasty Clothing	27 January 2014	£17,750
Units 1 and 2 Railway Street, Glossop	Leasehold	DY215760	Steven Gerrard Bardsley	United Utilities Electricity Limited	Retail Unit	30 November 2015	Sub-Lease of Whole	Executive Coffee Ltd	30 Novembe r 2015	£45,000
Unit 2, Imperial Centre, Swansea (Lease to be assigned	Leasehold	WA497145	Gareth Jeremy Francis, Edward Huw Francis and John Stuart	South West Stores Limited	Retail Unit	31 January 2014	Not applicable	Not applicable	Not applicable	£41,500

from South West Stores Limited to UUE. Awaiting Landlord's consent to assignment)			Radcliffe							
Unit 3, Monkswood Retail Park, Stevenage	Leasehold	HD329819	Clerical Medical and General Life Assurance Society	United Utilities Electricity Limited	Retail Unit	24 June 2019	Not applicable	Not applicable	Not applicable	£151,000
Unit X4 Stretford Mall, Stretford, Manchester	Leasehold	WA843426	Atlantic Property Developments plc	United Utilities Electricity Limited	Retail Unit	9 December 2018	Not applicable	Not applicable	Not applicable	£67,000
Unit F, Valegate Retail Park, Cardiff	Leasehold	Not applicable	The Arndale Property Trust Limited	United Utilities Electricity Limited	Retail Unit	24 June 2019	Not applicable	Not applicable	Not applicable	£172,500

s granted to 3rd parties

old

Address of Property	Tenure	Title Number	Use	Lease/Licence granted by UUE	Entity to whom Lease/Licence granted	Term for which Lease/Licence granted	Rent
Frederick Road, Salford	Freehold	Unregistered	Depot and Office Premises	Lease	Alstom T&D Ltd. (assigned to Areva T&D UK Limited on 18 August 2005)	17 December 2003 – 20 June 2008	£100,000
Frederick Road, Salford	Freehold	Unregistered	Telecommunications equipment	Telecommunications Licence	T-Mobile	1 October 2003 to 30 September 2023	£7,700 (Income sold to UUPS/Shere)
Lillyhall Industrial Estate, Workingham	Freehold	Unregistered	Depot and Office Premises	Lease	Chubb	15 March 2002 to 14 March 2007 (Lease has expired – Tenant holding over as	£17,850

						a Tenant at Will)	
Lillyhall Industrial Estate, Workingham	Freehold	Unregistered	Telecoms Mast	Lease	Thus	1 April 2002 to 31 March 2020	£17,456 (income sold to UUPS/Shere)
Parkside Road, Kendal	Freehold	CU226849 CU143110	Cabin	Lease	Thus Plc (sub-let to Mercury)	23 January 2006 to 25 August 2012	£3000

hold

Address of Property	Tenure	Title Number	Landlord	Tenant/	Rent payable under headlease	UUE Lease expiry date	Use	Lease/ Licence granted	Entity to whom Lease/ Licence has been granted	Term for which Lease/ Licence has been granted	Rent
Land in Hartington Road, Preston	Lease hold	LAN46144	Preston City Council	United Utilities Electricity Limited	£18,620	24 April 2059	Telecomu-nications Equipment	Lease	02	28 September 2000 to 27	£9306 (Income sold to UUPS/

										September 2010	Shere)
								Lease	T-Mobile	15 July 2002 to 14 July 2022	£9350 (income sold to UUPS/ Shere)
								Lease	Voda-fone	10 March 2005 to 9 March 2019	£9945 (income sold to UUPS/ Shere)
								Lease	Thus Plc	1 April 2002 to 31 March 2012	£6500 (income sold to UUPS/ Shere)
								Lease	Orange	25 April 2006 to 24 April 2021	£8,050 (income sold to UUPS/ Shere)

s/Licences to be granted

ɔld

Address of Property	Tenure	Title Number	Use	Lease/Licence granted/to be by UUE	Entity to whom Lease/Licence granted/to be granted	Term for which Lease/Licence to be granted	Rent
Parkside Road, Kendal	Freehold	CU226849 CU143110	Offices, storage and yard	Lease	UUES	8 years	Pepper corn
			Office Premises - Ground Floor CEGB Building and 1st Floor Main Building	Lease	UUW	3 years	£11,500
			18 workstations	Work Station Licence	UUW	3 years	£3750 per work station = £67,500
			Telecommunications equipment	Telecommunications Licence	UUW	3 years	Pepper corn
			Telecommunications	Telecommunications	Thus Plc	6 years	£4500

			equipment	Licence			
Lillyhall Industrial Estate, Workington	Freehold	Unregistered	Offices, storage and yard	Lease	UUES	8 years	Pepper corn
			Office Premises, Store and workshop	Lease	UUW	3 years	£22,000
			5 workstations	Work Station Licence	UUW	3 years	£3750 per work station = £18,750
			Telecommunications equipment	Telecommunications Licence	UUW	3 years	Pepper corn

old

ddress of roperty	Tenure	Title Number	Landlord	Tenant	Rent payable under headlease	UUE Lease expiry date	Use	Lease/ Licence granted /to be granted by UUE Whole/ Part	Entity to whom Lease/ Licence has been/ to be granted	Term for which Lease/ Licence has been/to be granted	Rent
and in lartington load, 'reston	Lease hold	LAN46144	Preston City Council	United Utilities Electricity Limited	£18,620	24 April 2059	Office Premises and car parking	Sub-Lease	UUES	8 years	Pepper corn
							Office Premises – Ground and first floors	Sub-Lease	UUW	3 years	£10,200
							6 workstation licences	Work Station Licence	UUW	3 years	£3750 per workstat ion =

											£22,500
							Telecommunications equipment	Telecommunications Licence	UUW	3 years	Pepper corn.
							Office Premises – third floor	Sub-Lease	UUN	3 years	£82,000
8th Floor, Linley House, Dickinson Street, Manchester	Lease hold	To be allocated by Land Registry	United Utilities Property Solutions Limited	United Utilities Electricity Limited	Peppercorn	31 March 2017	Office Premises	Sub-Lease of whole	UUES	8 years	Pepper corn
7th Floor, Part 8th Floor and Ground Floor, Linley House, Dickinson Street, Manchester	Lease hold	To be allocated by Land Registry	United Utilities Property Solutions Limited	United Utilities Electricity Limited	Peppercorn	31 March 2032	Equipment, Office Premises and Control Room	Sub-Lease of part	UUES	8 years	Pepper corn

ird Floor, Hathersage Road, Manchester	Lease hold	Not applicable	United Utilities Property Solutions Limited	United Utilities Electricity Limited	£192,900	23 August 2008	Office Premises	Sub-Lease	UUES	To expire on 20 August 2008	Peppercorn
Part 4th Floor Part Ground Floor and part basement, Hathersage Road, Manchester	Lease hold	To be allocated by Land Registry	United Utilities Property Solutions Limited	United Utilities Electricity Limited	Peppercorn	23 August 2032	Equipment	Not applicable			
Morecambe - Freightways	Lease hold	Not applicable	PJ & FG Edmonds	United Utilities Electricity Limited	£7,800	Expired on 31 March 2001 UUE are Holding over	Office Premises	Licence	UUES	one month's notice	Pepper corn
Whitebirk, Blackburn	Lease hold	Lease to be granted	United Utilities Property Solutions	United Utilities Electricity	£160,000	10 years - to be granted	Office Premises and Depot.	Sub-Lease	UUES	8 years	Pepper corn

			Limited	Limited			Telecommunications equipment	Licence	UUW	3 years	Pepper corn
Hadrian Mill, Nelson Street, Carlisle	Lease hold	26 Workstation licences to be granted	United Utilities Property Solutions Limited	United Utilities Electricity Limited	£100,000	8 years - to be granted	Office Premises	Sub-Licence	UUES	8 years less 3 days	Pepper corn
Hadrian Mill, Nelson Street, Carlisle	Lease hold	Lease to be granted	United Utilities Property Solutions Limited	United Utilities Electricity Limited	£11,000	8 years - to be granted	Control Room, Incident Room, Internal and External Stores	Sub-Lease	UUES	8 years less 3 days	Pepper corn
Hadrian Mill, Nelson Street, Carlisle	Lease hold	Lease/ Licence to be granted	United Utilities Property Solutions Limited	United Utilities Electricity Limited	£205,000	8 years - to be granted	Storage and Telemetry Accommodation	Sub-Lease/ Licence	UUES	8 years less 3 days	Pepper corn

Hoscar, Parbold, Lancashire	Lease hold	Lease to be granted	United Utilities Water plc	United Utilities Electricity Limited	£30,000	8 years - to be granted	Training Centre, workshop and portacabin in treatment works	Sub-Lease	UUES	8 years less 3 days	Pepper corn
Macclesfield Waste Water Treatment Works	Lease hold	Lease to be granted	United Utilities Water plc	United Utilities Electricity Limited	£20,000	8 years - to be granted	Office Premises and Storage	Sub-Lease	UUES	8 years less 3 days	Pepper corn
Davyhulme, Waste Water Treatment Works, Manchester	Lease hold	Lease to be granted	United Utilities Water plc	United Utilities Electricity Limited	£27,500	8 years - to be granted	Office Premises and Storage	Sub-Lease	UUES	8 years less 3 days	Pepper corn
Oldham Waste Water Treatment Works	Lease hold	Lease to be granted	United Utilities Water plc	United Utilities Electricity Limited	£78,500	8 years - to be granted	Office Premises and Storage	Sub-Lease	UUES	8 years less 3 days	Pepperc orn
Borron Street, Stockport	Lease hold	Sub-Lease to be granted – 3rd Party	United Utilities Property Solutions	United Utilities Electricity	£75,000	8 years - to be granted	Office Premises and Depot	Sub-sub-lease	UUES	8 years less 3 days	Pepper corn

		Landlord's consent required	Limited	Limited			Bottle Store	Sub-sub-lease	UUW	Lease to expiring on 31 March 2010	£7000
							Storage Building	Sub-sub-lease	UUW	Lease to expiring on 31 March 2010	£600
							Telecommunications equipment	Sub-sub-licence	UUW	Licence to expiring on 31 March 2010	Pepper corn
11th Floor Oakland House, Talbot Road, Stretford, Manchester	Lease hold	Lease	Mars Pension Trustees Limited	Norweb Plc (now UUE)	£98,260	28 June 2009	Office	Sub-Lease to be granted – 3rd Party Landlord's consent	UUN	to expire on 25 June 2009 – to be granted	£98,260

								required			
Dalton House, 104 Dalton Avenue, Warrington	Lease hold	Lease	United Utilities Internatio nal Limited	United Utilities Electricity Limited	£195,013	31 August 2008	Telecommu nications equipment	Sub-lease subject to Land-lord's consent	UUW	TBC	TBC

Schedule 7
(Pensions)

Part 1

(United Utilities Pension Scheme)

1. Definitions

(A) For the purposes of this Part 1 of Schedule 7 the following expressions shall have the following meaning, unless the context requires otherwise:

"Actuarial Assumptions" means the actuarial method and assumptions specified in the Actuary's Letter;

"Actuary" means a person who is a Fellow of the Institute of Actuaries or a Fellow of the Faculty of Actuaries in Scotland;

"Actuary's Letter" means the letter from the Seller's Actuary to the Purchaser's Actuary a copy of which is attached as Annex A;

"Employer Debt Regulations" means the Occupational Pension Schemes (Employer Debt) Regulations 2005;

"Payment Date" means the 5th working day after the date on which the Pension Liabilities are determined and agreed in accordance with paragraph 4 (or, where paragraph 8 applies, the 5th working day after the Pension Liabilities are certified pursuant to that paragraph);

"Pensionable Employees" means such of (i) the Employees and (ii) the employees of UUES, in each case at Completion, as are then members in pensionable service of the Seller's Scheme;

"Pension Liabilities" has the same meaning as in the Actuary's Letter;

"Purchaser's Actuary" means Paul Cuff of KPMG LLP, 1 Puddle Dock, London, EC4V 3PD or such other actuary as nominated by the Purchaser from time to time;

"Purchaser's Scheme" means the retirement benefits scheme or schemes (or, if the context so requires, the

the Purchaser pursuant to paragraph 3(A)(ii);

"Timing Adjustment" has the same meaning as in the Actuary's Letter;

"Transfer Amount" means such amount as shall be determined by the Seller's Actuary and agreed by the Purchaser's Actuary (or where paragraph 8 of this Schedule applies, the amount certified pursuant to paragraph 8) as being equal to the sum of the Pension Liabilities in respect of each of the Transferring Employees multiplied by the Timing Adjustment for the period from and including the Completion Date to and including the Payment Date;

"Transferring Employees" means those of the Pensionable Employees:

(i) who join the Purchaser's Scheme with effect from the Completion Date pursuant to paragraph 3(A)(ii); and

(ii) who elect or consent in such form as the Seller may reasonably require (such form to include a discharge and indemnity in favour of the Seller's Scheme for any liability to or in respect of the Transferring Employees to provide any further benefits in respect of their accrued rights) to a payment (in cash or in other assets) being made by the Seller's Scheme to the Purchaser's Scheme in lieu of their accrued rights under the Seller's Scheme; and

(iii) who do not withdraw that election or consent;

"Seller's Actuary" means the Actuary or firm of Actuaries appointed by the Seller for the purposes of this Schedule; and

"Seller's Scheme" means the United Utilities Pension Scheme governed by a definitive trust deed dated 18 March 2005 as subsequently amended from

(B) References in this Schedule to employees include directors.

(C) If any index used for the purposes of this Schedule is not compiled or ceases to exist it shall be replaced by such index as is agreed between the Seller's Actuary and the Purchaser's Actuary or, in default of agreement, as is determined under paragraph 8.

(D) References to Article 141 of the Treaty of Rome shall be deemed to include any current or future legislation which implements Article 141 or which implements any EC Directive relating to equal treatment. References to the EC shall be taken to include the European Community (formerly the European Economic Community) and the European Union.

2. Matters relating to the Seller's Scheme

(A) Submission of notices for Seller's approval

The Purchaser undertakes to procure that any notices to be issued:

(i) pursuant to paragraphs 3(A)(ii) and 7; or

(ii) otherwise in relation to the Seller's Scheme or the Purchaser's Scheme prior to the Payment Date

will be submitted in advance of their issue to the Seller and will not be issued until the Seller has approved them, such approval not to be unreasonably withheld or delayed.

(B) Parties to do everything necessary to comply with contracting-out requirements

The Seller and the Purchaser shall take, and after Completion the Purchaser shall procure that the Company takes, such steps as may be required of them, including the completion of any notices and elections, to procure that the Company and the Seller's Scheme complies with all relevant contracting-out requirements including without limitation that the Company ceases to hold or be named in a contracting-out certificate by reference to the Seller's Scheme with effect from the Completion Date.

3. The Purchaser's Scheme

(A) Company to cease to participate in the Seller's Scheme and Purchaser to nominate a pension scheme and offer membership

(i) The Purchaser and the Seller shall procure that the Company gives notice of termination of liability to contribute to the Seller's Scheme to expire immediately before the Completion Date.

(ii) The Purchaser shall procure that:

(A) which the Company will have established (or become a party to) with effect from a date no later than the Completion Date;

(B) which is a registered pension scheme;

(C) to which the Seller's Scheme can make a transfer payment without prejudicing the status of the Seller's Scheme as a registered pension scheme; and

(D) which is contracted out on a reference scheme basis; and

(b) the Pensionable Employees will be offered membership of the Purchaser's Scheme with effect from the Completion Date on terms which comply with paragraph 3(D) and 7.

(c) the Purchaser's Scheme shall either be:

(A) the New UUEESPS; or

(B) (i) a single employer scheme or section with UUE as the single employer, with any such sectionalisation being on the same basis as Clause 14A and Rule 17E of the Clauses and Rules of the New UUEESPS and (ii) a single employer scheme or section with UUES as the single employer, with any such sectionalisation being on the same basis as Clause 14A and Rule 17E of the Clauses and Rules of the New UUEESPS.

(B) Tax and contracting-out matters relating to the Purchaser's Scheme

The Purchaser shall procure by the Payment Date:

(i) that the Purchaser's Scheme is a registered scheme; and

(ii) insofar as any part of the Transfer Amount would represent amounts in respect of accrued rights to guaranteed minimum pensions or rights relating to contracted out employment after 5 April 1997, that the Company holds or is named in a current contracting-out certificate in relation to the Purchaser's Scheme.

(C) Compliance with statute and schedule by Purchaser and financial matters relating to the Purchaser's Scheme

The Purchaser shall procure by the Payment Date that:

(i) the Purchaser's Scheme delivers to the Seller's Scheme an undertaking under

(a) agrees to accept the Transfer Amount in full and final settlement of all claims against the Seller's Scheme in respect of the Transferring Employees;

(b) agrees to provide benefits to the Transferring Employees in accordance with paragraph 7 and the announcement made to the Transferring Employees; and

(c) agrees to comply with the applicable requirements of Her Majesty's Revenue and Customs, the relevant preservation requirements of the Pension Schemes Act 1993 and contracting-out requirements of that Act and the relevant provisions of the trust deed and rules of the Seller's Scheme; and

(ii) unless the Purchaser's Scheme is an existing section of the New UUEESPS, the Purchaser's Actuary delivers a certificate to the Seller and to the Seller's Scheme confirming that, in his opinion, were an actuarial valuation of the Purchaser's Scheme to be carried out immediately before the Payment Date using the Actuarial Assumptions that valuation would show the Purchaser's Scheme to be in balance or surplus or to have no liabilities; and

(iii) a copy of the most recent audited accounts of the Purchaser's Scheme has been supplied to the Seller.

(D) Future service benefits

(i) Subject to the remaining provisions of this paragraph 3(D), the Purchaser shall procure that the benefits to be provided under the Purchaser's Scheme to and in respect of each Pensionable Employee in respect of service for the period of 12 months from and including the Completion Date (the "**Future Service Benefits**") are identical to the benefits as at the Completion Date which would have been provided in respect of service after the Completion Date under the Seller's Scheme as in force immediately prior to the Completion Date to and in respect of that Pensionable Employee but for the sale provided for in this agreement and such benefits shall include discretionary practices identified in the Disclosure Letter.

(ii) The Purchaser's obligation in (i) above shall be without prejudice to any obligation imposed on the Purchaser or the Company or any member of the Purchaser's Group under any provision of legislation, statutory instrument or contract.

(iii) The Purchaser shall procure that admission of a Pensionable Employee to the Purchaser's Scheme is not conditional on his consenting to the transfer of his benefits in the Seller's Scheme in respect of his past service.

the amount which would have been payable by that Pensionable Employee in respect of service after the Completion Date under the Seller's Scheme as in force immediately prior to the Completion Date.

(v) Whether or not a Pensionable Employee becomes a Transferring Employee, Future Service Benefits must vest on the same or shorter timescale and at least in the same circumstances as if the Pensionable Employee concerned had continued to be in service under the Seller's Scheme.

(vi) A certificate from the Purchaser's Actuary and agreed by the Seller's Actuary (and in default of agreement as to the certificate, the disagreement shall be resolved in accordance with paragraph 8) addressed to the Seller and the Purchaser and received on or before the Completion Date that the benefits offered to the Pensionable Employees comply with the preceding provisions of this paragraph 3(D) shall be conclusive evidence of that fact.

(vii) If the Purchaser or a member of the Purchaser's Group disposes of a member of the Purchaser's Group or all or any part of the business thereof before the expiry of the period of 12 months from and including the Completion Date, the Purchaser shall procure that the buyer concerned honours the obligations of the Purchaser under this Part 1 of Schedule 7 in respect of each Pensionable Employee concerned in such a disposal.

(E) Death, disability and involuntary termination of employment

(i) This paragraph 3(E) applies where Retirement Benefits (whether contractual or otherwise) are provided under the Seller's Scheme or by a member of the Group (in each case, as in force immediately prior to the Completion Date) on the death, disability or involuntary termination of employment of an Employee or employee at Completion of UUES. If the death, disability or notice of involuntary termination of employment of such person or, to the extent applicable his spouse, child or dependent, takes place in the period of 12 months immediately following the Completion Date, Retirement Benefits must be provided on such events which are payable in circumstances and under conditions which are no less favourable to the beneficiary concerned as those which would have applied had the death, disability or involuntary termination of employment occurred whilst the beneficiary was a beneficiary of the Seller's Scheme in question under the provisions of that Seller's Scheme or employed by a member of the Group (in each case, as in force immediately prior to the Completion Date), and there must be no reduction in the amount of such Retirement Benefits.

(ii) Such Retirement Benefits must be awarded and calculated as if the Employee or employee at Completion of UUES had continued to be in service for the purposes of the Seller's Scheme or other benefit in question.

(a) the amount (if any) of any benefit which the Seller's Scheme in fact pays to or in respect of the person on the relevant event referred to in paragraph 3(E)(i) occurring; or

(b) an amount agreed by the Seller and the Purchaser either before or after that event occurs to represent the value of the benefits so payable or paid by the Seller's Scheme.

(iv) For the purpose of this paragraph 3(E), **"Retirement Benefits"** means any pension, lump sum or other like benefit.

(F) Events prior to the Payment Date

If, during the period on and after the Completion Date and prior to the Payment Date, an event occurs in relation to a Pensionable Employee which would, had it occurred prior to the Completion Date, have resulted in a benefit becoming payable from the Seller's Scheme to and in respect of that Pensionable Employee, the Purchaser shall procure that, if the Pensionable Employee becomes a Transferring Employee, the Purchaser's Scheme shall provide to and in respect of the relevant Pensionable Employee a benefit of the same amount as would have been payable had the relevant Pensionable Employee remained in pensionable service under the Seller's Scheme notwithstanding Completion, less an amount equal to any benefit which is provided to and in respect of that Pensionable Employee under the Seller's Scheme.

(G) Section 75 Indemnity

(i) The Seller shall pay to the Purchaser, so far as possible by way of adjustment to the Consideration, such amount as is required to hold the Purchaser and any relevant member of the Group indemnified (on an After-Tax Basis) and to keep the Purchaser and any relevant member of the Group indemnified (on an After-Tax Basis) from and against any liability, cost, claim, demand or expense arising out of or in connection with the cessation of participation as a result of the transactions envisaged by this agreement of any member of the Group in the Seller's Scheme, or the cessation of participation of UUES in the Seller's Scheme, under or pursuant to section 75 or section 75A of the Pensions Act 1995. This paragraph 3(G)(i) shall not restrict the exercise by the Seller of any option set out in paragraph 3(G)(ii) below and, to the extent the exercise of any such option reduces the amount of any liabilities etc. referred to in this paragraph 3(G)(i), the liability of the Seller under this paragraph 3(G)(i) shall reduce accordingly.

(ii) The Seller may:

(a) procure payment to the Seller's Scheme of an amount equal to some or all of any debt arising under section 75 or section 75A of the Pensions Act 1995 (the **"Section 75 Debt"**) as a result of

wholly or partly the obligation to make such payment of the relevant member of the Group);

(b) make such other arrangements with the trustees of the Seller's Scheme by way of apportionment of debt or otherwise as have the effect that each relevant member of the Group has no liability for such Section 75 Debt that is not met by the Seller under paragraph 3(G)(i) above or under paragraph 3(G)(ii)(a) above or (c) below;

(c) enter into an approved withdrawal arrangement complying with Schedule 1A to the Employer Debt Regulations under which the Seller procures payment of Amount A (as determined in accordance with Regulation 7A of the Employer Debt Regulations) and the Seller or a member of the Seller's Group is the guarantor (as referred to in Regulation 7(4) of the Employer Debt Regulations) liable to pay Amount B (as determined in accordance with Regulation 7B of the Employer Debt Regulations); and/or

(d) enter into such other arrangements pursuant to the Employer Debt Regulations as they may be amended from time to time in order to reduce, eliminate or otherwise mitigate the effect of the Section 75 Debt subject to compliance with applicable law.

(iii) The Purchaser agrees that it will (and that it will procure that each member of the Group will) provide such information in relation to the Group and/or assistance as the Seller may reasonably require in order to agree with the trustees of the Seller's Scheme and the Pensions Regulator any arrangements referred to in paragraph 3(G)(ii)(b), (c) or (d) above and confirms that each member of the Group that is a cessation employer for the purposes of the Employer Debt Regulations will, if so required by the Seller, enter into any such withdrawal arrangement in such form as the Seller may reasonably require in order to implement those arrangements on the basis that:

(B) any amounts payable by the relevant cessation employer under such withdrawal arrangement; and

(C) any expenses of such cessation employer reasonably incurred in relation to the entering into of such withdrawal arrangement,

will be met by the Seller in accordance with the provisions of paragraph 3(G)(i) above.

(H) After-Tax Basis

For the purposes of paragraph 3(G)(i) above, an indemnity or covenant to pay (the "**Payment Obligation**") that is expressed to be given on an "**After-Tax Basis**" or expressed to be "**calculated on an After-Tax Basis**", shall take into account:

(i) the amount of any deduction, relief, credit, repayment or other Tax benefit arising to any member of the Group as a result of any payment made or to be made by the relevant member of the Group to which the Payment Obligation relates (such amount to be determined by the auditors of the relevant member of the Group at the shared expense of both parties and is to be certified as such to the party making the payment); and

(ii) the amount in respect of Tax required by law to be deducted or withheld from, and the Tax chargeable on, the amount payable pursuant to such Payment Obligation,

such that the relevant member of the Group is in the same position as it would have been if the matter giving rise to the Payment Obligation had not occurred.

4. Determination of pension liabilities and other matters.

(A) Actuaries to be instructed

Immediately after the Completion Date the Seller and the Purchaser shall respectively instruct the Seller's Actuary and the Purchaser's Actuary to consult with a view to the Seller's Actuary determining and the Purchaser's Actuary agreeing the Pension Liabilities within 90 days after the Completion Date.

(B) Accuracy of information to be provided to the Actuaries by the Seller

(i) The Seller shall procure that all such information in its possession, custody or control as the Seller's Actuary or the Purchaser's Actuary may reasonably request for the purpose of calculating the Pension Liabilities and the Transfer Amount shall be made available promptly to such Actuary.

(ii) The Seller hereby warrants to the Purchaser that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Schedule and shall contain no omission material to the calculation of the Pension Liabilities or material to any other calculation or determination for the purposes of this Schedule.

(C) Accuracy of information to be provided to the Actuaries by the Purchaser

(i) The Purchaser shall procure that all such information in its or the Company's possession, custody or control as the Seller's Actuary or the Purchaser's Actuary may reasonably request for the purpose of calculating the Pension Liabilities shall be made available promptly to such Actuary.

(ii) The Purchaser hereby warrants to the Seller that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Schedule and shall contain no omission material to the calculation of the Pension Liabilities or material to any other calculation or determination for the purposes of this Schedule.

5. Payment of Transfer Amount

(A) Seller's obligations conditional upon Purchaser's obligations being duly performed

The Seller's obligations in this paragraph 5 are conditional upon the Purchaser's obligations in paragraphs 2 and 3 being duly performed before the Payment Date.

(B) Seller to procure payment of Transfer Amount on the Payment Date by the Seller's Scheme Trustees

(i) Subject to paragraph 5(A), the Seller shall use its reasonable endeavours to procure that on the Payment Date, or such other date as the Seller and the Purchaser may agree, the Seller's Scheme (to the extent that it can lawfully make such payment) shall pay the Transfer Amount to the Purchaser's Scheme.

(ii) The payment of the Transfer Amount shall be satisfied by the transfer of a reasonable cross-section of the assets of the Seller's Scheme (as agreed by the Seller's Scheme and the Purchaser's Scheme) having a mid-market value on the day before the Payment Date equal to the Transfer Amount.

(iii) If the Seller's Scheme and the Purchaser's Scheme are unable to agree some or all of the particular assets to be transferred or the mid-market value of any such assets, the payment of the Transfer Amount (or the appropriate part of it) shall be satisfied by the Seller's Scheme transferring cash equal in value to that part of the Transfer Amount in respect of which there has been no agreement as to the assets to be transferred less a deduction to reflect dealing costs and advisers' fees.

(C) Shortfall

(i) Subject to paragraph 5(A), if the amount which has been actually transferred (if any) by the Seller's Scheme to the Purchaser's Scheme on or before the Payment Date in respect of the Transferring Employees is less (other than by the application of the final sentence of paragraph 5(B)) than the Transfer Amount, then the Seller shall pay to the Purchaser within 20 Business Days after the Payment Date, so far as possible by way of repayment of the consideration payable for the Shares pursuant to this agreement, a cash sum in pounds sterling calculated according to the formula:

where:

A	=	the Transfer Amount in pounds sterling;
B	=	the amount in pounds sterling actually transferred on or before the Payment Date multiplied by the Timing Adjustment for the period from and including the date or dates on which such amount was transferred to and excluding the Payment Date;
C	=	the amount representing interest at the Agreed Rate on an amount equal to A - B for the period from and including the Payment Date to and excluding the date on which payment is made under this paragraph;
D	=	the percentage rate of corporation tax (the full rate, not the small companies rate) in force at the date on which payment is made under this paragraph (ignoring any subsequent retrospective alteration to that percentage rate),

and the Purchaser shall then promptly pay to the Purchaser's Scheme a sum in cash equal to the Gross Shortfall.

The amount of the Gross Shortfall shall be determined by the Seller's Actuary and agreed by the Purchaser's Actuary or, in default of agreement, be determined under paragraph 8.

6. Voluntary Fund

(A) Meaning of "Voluntary Fund"

In this paragraph 6, the expression **"Voluntary Fund"** means a fund comprising those voluntary contributions, or the investments or moneys representing them and any income derived from them, in respect of which the entitlements of the members who have paid them are not related to earnings (however defined) but are based on the respective parts of such Voluntary Fund which are attributable to them.

(B) Voluntary Fund to be disregarded for calculations

Notwithstanding the preceding provisions of this Schedule, if within the Seller's Scheme there is a Voluntary Fund, the Voluntary Fund, the benefits payable from it, the contributions payable to it and any transfer payment made from it shall be disregarded for all the preceding provisions of this Schedule.

(C) Transfer of Voluntary Fund

The Seller shall nevertheless use its reasonable endeavours to procure that the part of

provisions of the Seller's Scheme is transferred to the Purchaser's Scheme on the Payment Date.

7. Transfer Amount to Purchase Benefits for Transferring Employees

Subject to receipt of the Transfer Amount (as reduced in accordance with the final sentence of paragraph 5(B), if applicable) by the Purchaser's Scheme (and, where applicable, any payment by the Seller under paragraph 5(C)), the Purchaser shall procure that the Purchaser's Scheme shall provide benefits in respect of the pensionable service (including transfer credits) of each Transferring Employee in the Seller's Scheme before Completion which are identical to the benefits applying in the Seller's Scheme (as in force immediately prior to the Completion Date) in relation to such service and such benefits shall include discretionary practices identified in the Disclosure Letter.

8. Disputes

(A) Referral to an independent Actuary

(i) Any dispute between the Seller's Actuary and the Purchaser's Actuary concerning the determination or agreement of the Transfer Amount or of any other matters to be determined or agreed by them for the purposes of this Part 1 of Schedule 7 shall, in the absence of agreement between them, be referred to an independent Actuary.

(ii) The independent Actuary shall be nominated jointly by the Seller and the Purchaser or, failing such nomination, shall be nominated by the President for the time being of The Institute of Actuaries at the instance of the party first applying to him. If the independent Actuary is unable to agree the terms of his appointment with the Seller and the Purchaser jointly, the terms of his appointment shall be agreed between him and the Seller.

(B) Independent Actuary to act as expert and direct payment of costs

The independent Actuary so appointed shall act as an expert and not as an arbitrator. His decision shall be final and binding. His costs shall be borne between the Seller of the one part and the Purchaser of the other part as the independent Actuary may direct.

9. No assistance to be given by the Purchaser

(A) No assistance to be given which would result in an amount larger than the Transfer Amount being payable

(i) The Purchaser undertakes neither to take any action nor to assist, whether directly or indirectly, any person in any manner which would

(ii) The Purchaser agrees that this undertaking extends to the Purchaser and any other company directly or indirectly controlled or connected with the Purchaser.

(B) Purchaser's Scheme trust deed and rules to require Purchaser to approve acceptance of transfer payment

The Purchaser undertakes to the Seller:

(i) that on and after the Completion Date the trust deed and rules of the Purchaser's Scheme will require that the Purchaser must approve the acceptance of any transfer payment to be made by the Seller's Scheme to the Purchaser's Scheme pursuant to the terms of the Transfer Agreement; and

(ii) that it will not give such approval to the extent that the total payment proposed to be made to the Purchaser's Scheme by the Seller's Scheme exceeds an amount equal to the Transfer Amount for any reason including without limitation any statutory or other requirement that transfer values be of a minimum amount.

10. Calculation of Liability

In quantifying any liability, damage, cost, claim or expense which either party may incur or sustain arising out of or in connection with the breach by the other of any of the provisions of this Schedule, the parties agree that the Actuarial Assumptions shall be applied as nearly as may be and in default of agreement as to how they should apply, the disagreement shall be resolved in accordance with paragraph 8.

11. Third Party Rights

(A) Certain of the provisions of this Schedule 7 confer a benefit on the persons specifically referred to in that provision (each a "**Third Party**") and, subject to paragraph 11(B), are intended to be enforceable by each Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

(B) Notwithstanding paragraph 11(A), such provisions may be rescinded or varied in any way and at any time by the parties to this Agreement without the consent of any Third Party.

Part 2
(United Utilities Electricity Group of the Electricity Supply Pension Scheme)

1. **Discretionary Practices**

The Purchaser shall procure that the Company shall comply with the obligations imposed on it in relation to established discretionary practices under the terms of a letter from the Company to the UUESPS scheme actuary (see Data Room, document 12.06.19).

2. **UUE Transfer Agreement**

The Purchaser shall pay to United Utilities PLC such amount as is required to hold United Utilities PLC indemnified (on an After-Tax Basis) and to keep it indemnified (on an After-Tax Basis) in respect of any and all liability, payments, costs, expenses, losses, actions, claims, proceedings, loss and damage suffered or incurred by United Utilities PLC under, in relation to, or arising out of clause 7.3(a) of the UUE Transfer Agreement whether arising before or after the date of this agreement. For the purpose of this paragraph 2, the UUE Transfer Agreement means the transfer agreement dated 14 November 2007 between United Utilities (ESPS) Pensions Trustee Limited, United Utilities Electricity (ESPS) Pensions Trustee Limited, United Utilities PLC and UUE in relation to the bulk transfer from UUESPS to New UUEESPS.

Part 3
(Return Ticket Employees)

1. **Definitions**

For the purposes of this Part 3 of Schedule 7 the same definitions as used in Part 1 of Schedule 7 shall apply, unless the context other requires, and the following expressions shall have the following meanings:

"Commencement Date"	means, in respect of each UUES Transferring Employee, the date on which such UUES Transferring Employee commences employment with a member of the Retained Group;
"Payment Date"	means, in respect of each UUES Transferring Employee, the 5th working day after the date on which the Pension Liabilities of such UUES Transferring Employee are determined and agreed in accordance with paragraph 3 (or, where paragraph 6 applies, the 5th working day after the Pension Liabilities are certified pursuant to that paragraph);
"Pension Liabilities"	has the same meaning as in the Actuary's Letter;
"Receiving Scheme"	has the meaning given in paragraph 4(A);
"Timing Adjustment"	has the same meaning as in the Actuary's Letter;
"Transfer Amount"	means, in respect of each UUES Transferring Employee, such amount as shall be determined by the Purchaser's Actuary and agreed by the Seller's Actuary (or where paragraph 6 applies, the amount certified pursuant to paragraph 6) as being equal to the Pension Liabilities in respect of such UUES Transferring Employee as at the Commencement Date of such UUES Transferring Employee multiplied by the Timing Adjustment for the period from and including the Commencement Date of such UUES Transferring Employee to and including the Payment Date of such UUES Transferring Employee;

"Transferor Scheme" has the meaning given in paragraph 4(A);

"UUES Pensionable Employees" means such of the employees of UUES at Completion as are then members in pensionable service of the UUPS or the New UUEESPS; and

"UUES Transferring Employees" means those of the UUES Pensionable Employees:

(i) who prior to the Commencement Date are members in pensionable service of an occupational pension scheme of a member of the Purchaser's Group;

(ii) who, on or prior to the date on which the ASA terminates in accordance with its terms in force on the date of this agreement, commence employment with a member of the Retained Group;

(iii) who are offered membership of an occupational pension scheme of a member of the Retained Group on the basis that they accrue defined benefit (as opposed to defined contribution) benefits;

(iv) who elect or consent in such form as the Purchaser may reasonably require (such form to include a discharge and indemnity in favour of the Transferor Scheme for any liability to or in respect of the UUES Transferring Employees to provide any further benefits in respect of their accrued rights) to a payment (in cash or in other assets) being made by the Transferor Scheme to the Receiving Scheme in lieu of their accrued rights under the Transferor Scheme; and

(v) who do not withdraw that election or consent.

(A) The provisions of this Part 3 of Schedule 7 shall apply in respect of each UUES Transferring Employee.

(B) For the avoidance of doubt, this Part 3 of Schedule 7 applies whether or not the UUES Transferring Employee is a Transferring Employee (as defined in Part 1 of Schedule 7) and shall relate to the whole of the UUES Transferring Employee's benefits under the occupational pension scheme of a member of the Purchaser's Group of which the UUES Transferring Employee is a member.

3. Determination of Pension Liabilities and other matters

(A) In respect of each UUES Transferring Employee, immediately after the Commencement Date of such UUES Transferring Employee the Purchaser and the Seller shall respectively instruct the Purchaser's Actuary and the Seller's Actuary to consult with a view to the Purchaser's Actuary determining and the Seller's Actuary agreeing the Pension Liabilities of such UUES Transferring Employee within 90 days after the Commencement Date of such UUES Transferring Employee.

(B) (i) The Purchaser shall procure that all such information in its possession, custody or control as the Purchaser's Actuary or the Seller's Actuary may reasonably request for the purpose of calculating the Pension Liabilities and the Transfer Amount of each UUES Transferring Employee shall be made available promptly to such Actuary.

(ii) The Purchaser hereby warrants to the Seller that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Part 3 of Schedule 7 and shall contain no omission material to the calculation of the Pension Liabilities of each UUES Transferring Employee or material to any other calculation or determination for the purposes of this Part 3 of Schedule 7.

(C) (i) The Seller shall procure that all such information in its possession, custody or control as the Seller's Actuary or the Purchaser's Actuary may reasonably request for the purpose of calculating the Pension Liabilities and the Transfer Amount of each UUES Transferring Employee shall be made available promptly to such Actuary.

(ii) The Seller hereby warrants to the Purchaser that all such information shall be true, complete and accurate in all material respects as at the date the information is required for the purpose of this Part 3 of Schedule 7 and shall contain no omission material to the calculation of the Pension Liabilities of each UUES Transferring Employee or material to any other calculation or determination for the purposes of this Part 3 of Schedule 7.

4. Payment of Transfer Amounts

or such other date as the Purchaser and the Seller may agree, the occupational pension scheme of a member of the Purchaser's Group of which such UUES Transferring Employee is a member (the "**Transferor Scheme**") (to the extent that it can lawfully make such payment) shall pay the Transfer Amount to the occupational pension scheme of a member of the Retained Group which has offered such UUES Transferring Employee membership on the basis that he accrues defined benefit (as opposed to defined contribution) benefits (the "**Receiving Scheme**").

(B) The payment of the Transfer Amount of each UUES Transferring Employee in accordance with paragraph 4(A) shall be satisfied by the transfer of a reasonable cross-section of the assets of the Transferor Scheme (as agreed by the Transferor Scheme and the Receiving Scheme) having a mid-market value on the day before the relevant Payment Date of such UUES Transferring Employee, equal to the Transfer Amount of such UUES Transferring Employee.

(C) If, in respect of each UUES Transferring Employee, the Transferor Scheme and the Receiving Scheme are unable to agree some or all of the particular assets to be transferred or the mid-market value of any such assets, the payment of the Transfer Amount (or the appropriate part of it) of such UUES Transferring Employee shall be satisfied by the Transferor Scheme transferring cash equal in value to that part of the Transfer Amount of such UUES Transferring Employee in respect of which there has been no agreement as to the assets to be transferred less a deduction to reflect dealing costs and advisers' fees.

(D) If, in respect of each UUES Transferring Employee, the amount which has been actually transferred (if any) by the Transferor Scheme to the Receiving Scheme on or before the Payment Date of such UUES Transferring Employee is less (other than by the application of the final sentence of paragraph 4(C)) than the Transfer Amount of such UUES Transferring Employee, then the Purchaser shall pay to the Seller within 20 Business Days after the Payment Date of such UUES Transferring Employee, so far as possible by way of repayment of the consideration payable for the Shares pursuant to this agreement, a cash sum in pounds sterling calculated according to the formula:

$$((A-B) + C) \text{ (the "Gross Shortfall") } \times \frac{(100-D)}{100}$$

where:

A = the Transfer Amount of such UUES Transferring Employee in pounds sterling;

B = the amount in pounds sterling actually transferred on or before the Payment Date of such UUES Transferring Employee multiplied by the Timing Adjustment for the period from and including the date or dates on which such amount was transferred to and excluding the Payment

C = the amount representing interest at the Agreed Rate on an amount equal to A - B for the period from and including the Payment Date of such UUES Transferring Employee to and excluding the date on which payment is made under this paragraph in respect of such UUES Transferring Employee;

D = the percentage rate of corporation tax (the full rate, not the small companies rate) in force at the date on which payment is made under this paragraph in respect of such UUES Transferring Employee (ignoring any subsequent retrospective alteration to that percentage rate),

and the Seller shall then promptly pay to the Receiving Scheme a sum in cash equal to the Gross Shortfall in respect of such UUES Transferring Employee.

The amount of the Gross Shortfall in respect of such UUES Transferring Employee shall be determined by the Purchaser's Actuary and agreed by the Seller's Actuary or, in default of agreement, be determined under paragraph 6.

5. Transfer Amounts to purchase benefits for UUES Transferring Employees

In respect of each UUES Transferring Employee, subject to receipt of the Transfer Amount (as reduced in accordance with the final sentence of paragraph 4(C), if applicable) by the Receiving Scheme (and, where applicable, any payment by the Purchaser under paragraph 4(D)) of such UUES Transferring Employee, the Seller shall procure that the Receiving Scheme shall provide benefits in respect of the pensionable service (including transfer credits) of such UUES Transferring Employee in the Transferor Scheme before the Commencement Date of such UUES Transferring Employee which are identical to the benefits applying in the Transferor Scheme (as in force immediately prior to the Commencement Date of such UUES Transferring Employee) in relation to such service..

6. Disputes

(A) Any dispute between the Seller's Actuary and the Purchaser's Actuary concerning the determination or agreement of the Transfer Amount of each UUES Transferring Employee or of any other matters to be determined or agreed by them for the purposes of this Part 3 of Schedule 7 shall, in the absence of agreement between them, be referred to an independent Actuary.

(B) The independent Actuary shall be nominated jointly by the Seller and the Purchaser or, failing such nomination, shall be nominated by the President for the time being of The Institute of Actuaries at the instance of the party first applying to him. If the independent Actuary is unable to agree the terms of his appointment with the Seller and the Purchaser jointly, the terms of his appointment shall be agreed between him and the Seller

(C) The independent Actuary so appointed shall act as an expert and not as an arbitrator. His decision shall be final and binding. His costs shall be borne between the Seller of the one part and the Purchaser of the other part as the independent Actuary may direct.

Annex A

Actuary's Letter

(referred to in the definition of the Actuary's Letter in paragraph 1 of Part 1 of Schedule 7)

MERCER



1 Whitehall, Whitehall Road
Leeds LS1 4HR
0113 394 7518 Fax 0113 394 7699
chris.venables@mercer.com
www.mercer.com

Date

Dear

This is the Actuary's Letter referred to in Schedule 7 (Pensions) of the Sale Purchase Agreement in relation to the sale and purchase of shares in United Utilities Electricity Limited (the "Schedule").

This letter and its attaching appendices set out the method of determination of the Transfer Amounts referred to in Parts 1 and 3 of the Schedule. In this letter the terms Completion Dat Seller's Scheme, Transferring Employees, Payment Date, Transfer Amount and Actuarial Assumptions, have the meanings ascribed to them in Part 1 of the Schedule. In this letter the terms Commencement Date, Transferor Scheme, UUES Transferring Employees, Payment Date and Transfer Amount, have the meanings ascribed to them in Part 3 of the Schedule.

Return Ticket Members

For the avoidance of doubt, when this letter is used in relation to Part 3 of the Schedule then may not be appropriate to interpret some of the terms exactly in line with their definitions and this case the Purchaser's Actuary and the Seller's Actuary shall agree appropriate definitions relevant terms after taking into account the original intention of Part 3 of the Schedule. If agreement cannot be reached then the normal dispute process as set out in Paragraph 6 of P 3 of the Schedule will apply. In any event, when this letter is used in relation to Part 3 of the Schedule then terms referred to in this Actuary's letter should be replaced as follows:

- Completion Date should be replaced with Commencement Date.
- Seller's Scheme should be replaced with Transferor Scheme.
- Transferring Employees should be replaced with UUES Transferring Employees.
- Payment Date should be as defined in Part 3 of the Schedule (and not Part 1).
- Transfer Amount should be as defined in Part 3 of the Schedule (and not Part 1).

Pension Liabilities

These shall be determined as the actuarial value (calculated in accordance with the Actuarial Assumptions) at the Completion Date of the aggregate of the benefits, whether prospectively or contingently payable under the Seller's Scheme including the spouse's pension payable on death in service to or in respect of each of the Transferring Employees by reference to his Pensionable Service credited under the Seller's Scheme before the Completion Date. For the purpose of the calculation of the Transfer Amount, benefits are those applying prior to the Completion Date and do not allow for any future changes to benefits after the Completion Date. Benefits exclude lump sum payments on death in service but the value of a return of a member's contributions will be included in the value of Pension Liabilities where this benefit applies.

Pension Liabilities include an allowance on the basis of the Actuarial Assumptions for projected increases in the rate of Pensionable Earnings of each of the Transferring Employees from the Completion Date to Normal Pension Age under the Seller's Scheme or the assumed date of earlier death, withdrawal or retirement (ill-health and/or early and normal) and for increases in pensions when in payment and in deferred benefits before they come into payment.

For the avoidance of doubt:

1. when calculating the Pension Liabilities, no element of prospective or notional Pensionable Service after the date of calculation will be included in any event;
2. when calculating the Pension Liabilities, no allowance will be included for the enhanced terms available on severance;
3. the calculation of Pension Liabilities for active members who have worked, or currently work part time will be calculated using full time equivalent Pensionable Earnings and the proportion of full time hours actually worked;
4. when calculating Pension Liabilities no allowance for equalisation of GMPs will be included and
5. terms that are not defined in this Actuary's Letter or the Schedule are as defined in the trust deed of the Seller's Scheme effective immediately prior to the Completion Date.
6. any disputes regarding this letter will be resolved via paragraph 8 of Part 1 of the Schedule 7 or paragraph 6 of Part 3 of the Schedule 7 (as the case may be).

The Actuarial Assumptions and other relevant details to be used in the calculation of the Pension Liabilities are described in Appendix A and Appendix B respectively.

Timing Adjustment

The Timing Adjustment referred to in Part 1 of the Schedule will be equal to the factor (1+r1) x (1+r2) x (1+r3) and the Timing Adjustment referred to in Part 3 of the Schedule will be equal to the factor (1+r4) where:

r1 is the return on the notional portfolio set out below between close of business on the work day immediately preceding the day following the Completion Date and the close of business the quarter end following the Completion Date.

r2 is the actual investment return calculated for the funds of the Seller's Scheme during the period between the close of business on the quarter end following the Completion Date and t close of business on the most recent quarter end where the actual investment return informa is available (assessed at the Payment Date).

r3 is the return on the notional portfolio set out below between close of business on the most recent quarter end where the actual investment return information is available (assessed at t Payment Date) and the close of business on the working day immediately preceding the Payment Date.

r4 is the return on the notional portfolio set out below between close of business on the worki day immediately preceding the day following the Commencement Date and the close of business on the working day immediately preceding the Payment Date.

- 35% in the FTSE Actuaries All Share Index (total return);
- 35% in the FTSE World Ex UK Sterling Index (total return);
- 20% in the FTSE Actuaries over 15 years All Coupon Gilts Index (total return);and
- 10% in the iBoxx AA corporate bond over 15 years Index (total return).

Yours sincerely

Signed ....

Chris Venables FIA
Principle

Counter signed by

Signed ....

Appendix A – Actuarial Assumptions

Set out below are the Actuarial Assumptions to be used to determine the Transfer Amount referred to in the Actuary's Letter dated [DATE] 2007. All decrements are independent rates.

1)	Rate of interest	Pre-retirement: The annualised gross redemption yield at close of business on the last working day immediately preceding the day following the Completion Date on the 20-year Gilt index (All stocks), plus 2.0% per annum, rounded to the nearest 0.1% per annum Post-retirement: The annualised gross redemption yield at close of business on the last working day immediately preceding the day following the Completion Date on the 20-year Gilt index (All stocks), plus 0.5% per annum, rounded to the nearest 0.1% per annum
2)	Rate of price inflation	The 20 year implied inflation (government liability) spot rate, as published by the Bank of England at www.bankofengland.co.uk/statistics/yieldcurve/index.html, on the last working day immediately preceding the day following the Completion Date
3)	Rate of inflationary salary increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.5% per annum compound (see Note 1)
4)	Rate of future Section 148 increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.5% per annum compound (see Note 1)
5)	Promotional scale (in addition to inflationary salary increases)	In accordance with the table in Appendix B
6)	Rate of increase in Section 52A Orders	In line with the assumed rate of price inflation
7)	Rate of annual increase of pension in payment in excess of the GMP in payment	In line with the assumed rate of price inflation to reflect the fact that RPI pension increases are paid with best endeavours
8)	Independent withdrawal rates	No allowance

9) Independent rates of ill-health retirement from active service	In accordance with the table of sample rates shown in Appendix B
10) Independent rates of early retirement in normal health from active service	Within the WPS section all members will be assumed to retire at age 60 with an unreduced pension. Within the MIS Section all members will be assumed to retire at age 61 with an unreduced pension. Within the Defined Benefit section all members will be assumed to retire at age 63 with an unreduced pension. Executive members (of both WPS and Defined Benefit sections) will be assumed to retire at age 60 with an unreduced pension.
11) Independent mortality before retirement whilst in active service	*Males*: Standard table AM92, with a 65% scaling *Females*: Standard table AF92, with a 65% scaling
12) Mortality after retirement in normal health, and mortality of spouses following death before and after retirement	Standard tables PNMA00 and PNFA00 appropriate for each member's year of birth, with a 120% scaling, making allowance for improvements in mortality from 2000 in line with the PA92 medium cohort improvement factors, subject to an underpin to ensure that annual improvements in mortality from 2007 are no less than 1.25% per annum for men and 0.75% per annum for women
13) Mortality after ill-health retirement	As for normal health retirements, but with a 200% scaling factor to allow for reduced life expectancy
14) Mortality after withdrawal from service but before payment of benefit commences	*Males*: Standard table AM92, with a 65% scaling *Females*: Standard table AF92, with a 65% scaling

15) Revaluation of benefits between withdrawal and normal pension age	GMP: In line with Section 148 increases as specified above for the MIS section and the appropriate fixed rate applicable at the member's date of leaving for the WPS and Defined Benefit sections. Excess over GMP: In line with Section 52A Orders as specified above. Whole deferred pension revaluation applies to some sections of Seller's Scheme which is assumed to be in line with the rate of price inflation. The statutory minimum check at State Pension Age will use the assumptions set out above for revaluation within the WPS and Defined Benefit sections.
16) Pension increases on the GMP when in payment	Pre 6 April 1988 GMP: 0% Post 6 April 1988 GMP: in line with rate of price inflation as specified above subject to a maximum of 3% per annum.
17) Proportions married	95% of members are assumed to be married at retirement or earlier death. "Married" includes having a dependant to whom a pension would be payable on death
18) Age difference between husbands and wives	Husbands are assumed to be two years older than their wives
19) Cash taken at retirement by Commutation	No allowance
20) Normal pension age	As defined in scheme rules.
21) Age definition	Calculations will be performed allowing for the exact age of each Transferring Employee at the Completion Date to years and days.
22) Final pensionable earnings	Final pensionable earnings will be calculated at the Completion Date and increased to the assumed date of retirement/withdrawal/death in line with the salary increase assumptions outlined above.

23) Guarantee at retirement	Allowance will be made for a 5 year guarantee of pension payments (where applicable).

Note 1: For the avoidance of doubt additions and deductions to/from rates of return are arithmetic. For example an addition of 1% per annum to a rate of 7% per annun as calculated is 8% per annum. A deduction of 1% per annum from 7% per annum is 6% per annum.

Appendix B – Calculation details

Decrement treatment

The rates of decrement of mortality, withdrawal, and retirement (ill-health and/or early and normal) shown or described in this letter are independent rates of decrement. A multiple decrement table is used to determine the probability of surviving to a particular age and of leaving Pensionable Service during that year of age by the relevant decrement. The probabilities of leaving Pensionable Service under each decrement at each time of assumed exit together with the probability of surviving to the time of assumed exit are to be applied to that portion of the value of the total benefit (whether prospective or contingent), applicable to or in respect of the Transferring Employee under the Seller's Scheme assuming he leaves Pensionable Service in the manner of and at the time of the applicable decrement. The portion of the value of the total benefit is that accrued in respect of Pensionable Service up to and including the Completion Date on the assumption that his Pensionable Earnings are increased in line with the Actuarial Assumptions up to the time of assumed exit under the applicable decrement. This gives a benefit/decrement product at each time of assumed exit and under each decrement.

The actuarial value of the Pension Liabilities for a Transferring Employee is the sum of all such benefit/decrement products after each benefit/decrement product has first been discounted at the valuation interest rate back to the Completion Date from the time of assumed exit under the applicable decrement.

Treatment of benefits with prospective element or benefits that do not accrue with service

For the avoidance of doubt in calculating the accrued benefits, no element of prospective or notional Pensionable Service after the Completion Date is to be included in any event. For example, the ill health pension is to be taken as the member's accrued pension based on Pensionable Service completed to the Completion Date and salaries for pensionable purposes immediately prior to the Completion Date (allowing for increases in salaries after that date in accordance with the assumptions below).

Decrement tables referred to in Appendix A

The promotional salary scale is based on a scale starting with 100.

Men

	Percentage leaving the Group in the next year as a result of		Promotional salar scale
Current age	**Death before retirement**	**Ill health retirement**	
25	0.04	0.05	137
30	0.04	0.09	156
35	0.04	0.15	169
40	0.06	0.27	178
45	0.10	0.47	184
50	0.16	0.89	188
55	0.29	2.02	188

Women

	Percentage leaving the Group in the next year as a result of		Promotional salar scale
Current age	**Death before retirement**	**Ill health retirement**	
25	0.02	0.00	137
30	0.02	0.07	156
35	0.03	0.18	169
40	0.05	0.36	178
45	0.08	0.72	184
50	0.12	1.04	188
55	0.20	2.48	188

Schedule 8
(Transitional Services)

1. Interpretation

In this Schedule, terms used but not defined in the agreement have the following meanings (unless the context requires otherwise):

"CEDR" has the meaning set out in paragraph 14.3;

"Commencement Date" means the first Business Day after Completion;

"Contract Month" means a period starting on one day in a calendar month and ending on the day before the numerically corresponding day in the next calendar month, except that, if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that calendar month, and the first such period shall start in the Business Day after Commencement Date;

"Dispute Resolution" means the dispute resolution procedure set out in paragraph 14 of this Schedule 8;

"Force Majeure" means in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lockout or other form of industrial action) relating to the provision of any of the Services;

"Service Charges" means the sums set out in Annexure 1;

"Service Consent" means any and all permissions, consents, licences, agreements and other arrangements necessary for the provision of a Service (or any part thereof);

"Services" means the services described in Annexure 1; and

"Third Party Supplier" means a third party who is engaged by the Seller or a member of the Retained Group to provide a Service (or a part thereof) or who provides goods or services that are used in the provision of a Service (or part thereof).

2. Services to be provided

With effect from the Commencement Date, the Seller shall, or shall procure that any member of the Retained Group shall, provide to the Group the Services in accordance with the provisions of this Schedule 8. The Seller warrants that, so far as it is aware, it is entitled to provide the Services.

3. Consideration

3.1 The Purchaser shall procure that the Company pays the Services Charges in respect of each of the Services

3.2 Payment of the Services Charges shall, unless the subject of a bona fide dispute, be made in accordance with the terms of Annexure 1. Where payment terms for Service Charges are not specified in Annexure 1, payment shall be paid within 30 days of the date of receipt of the Seller's invoice.

3.3 Payment of the Service Charges shall be made in pounds sterling (£).

3.4 Neither party shall be entitled to set off or reduce payments by any amounts that it claims are owed to it by the other party under this agreement.

3.5 Payment of the Service Charges shall in each case be exclusive of any amounts in respect of VAT and the Purchaser shall procure that the Company shall pay to the Seller an amount equal to any amounts in respect of VAT properly chargeable in respect of any supply for which the payment in question is consideration for VAT purposes upon presentation of a valid VAT invoice.

3.6 In the event that the Company terminates any given Service, then:

(A) no Service Charges shall be payable in respect of that Service on and from the date on which it is terminated (without prejudice to our obligation to pay for it in the period prior to termination); and

(B) the Seller shall refund any amount the Company has prepaid in respect of the relevant Service.

4. Manner in which Services are provided

The Seller shall:

(A) in respect of Services carried out prior to the Commencement Date, provide the Services in all material respects to the standard of service which such Services have been provided in the twelve months immediately prior to the Commencement Date, save as otherwise expressly provided in this Schedule 8;

(B) employ the same personnel who have provided the Services in the three months immediately prior to Completion, if available, or otherwise employ suitably qualified personnel, with appropriate knowledge and expertise, where reasonable and practicable, of the historic provision of such Services, to provide the Services;

(C) comply at all times with the requirements of any applicable law, regulation or directive affecting the provision of the Services.

5. Service Consents

(i) prior to the Commencement Date, at its cost use its reasonable endeavours to obtain all Service Consents which have not yet been obtained as soon as reasonably practicable following the date hereof; and

(ii) following the Commencement Date, at the Purchaser's cost use its reasonable endeavours to obtain all Service Consents which have not yet been obtained as soon as reasonably practicable,

PROVIDED THAT the Seller shall notify the Purchaser in writing of any terms to which a proposed Service Consent is to be subject (including, but not limited to, any fees or charges). In respect of the obligations of the Seller set out in paragraph 5.1(ii) above, if the Seller incurs any costs or expenses or is liable to such third party for any additional fees or charges, such costs, expenses, fees and charges shall be for the account of the Purchaser who shall promptly reimburse the Seller on production of the relevant invoice or fee note.

5.2 The Purchaser shall, promptly and at its own cost, provide the Seller with such assistance in obtaining any Service Consent as the Seller may reasonably request from time to time.

5.3 The Purchaser and the members of the Purchaser's Group shall comply with the terms of any Service Consent, PROVIDED THAT a copy of any such Service Consent has been supplied to the Purchaser.

6. Third Party Dependencies

6.1 If and to the extent that any failure, delay or other problem in connection with the Services (or any part thereof) is caused by the act or omission of a Third Party Supplier:

(A) provided the Seller complies with paragraph (B) below, the Seller shall not be in breach of this agreement as a result of, or otherwise liable to the Purchaser or any member of the Purchaser's Group for, such failure, delay or other problem to the extent caused by such Third Party Supplier; and

(B) the Seller shall use its reasonable endeavours to exercise and enforce its, or shall procure that the relevant member(s) of its Group use their reasonable endeavours to exercise and enforce their, rights and remedies (if any) against the Third Party Supplier such that the failure, delay or other problem is remedied as soon as reasonably practicable and its impact on the Services and the Purchaser and the Purchaser's Group is minimised.

6.2 In the event that the Seller is unable to enforce the relevant rights and remedies against a Third Party Supplier to the reasonable satisfaction of the Purchaser, the Seller and the Purchaser shall meet and discuss in good faith an appropriate solution.

Purchaser or any member of the Purchaser's Group. To the extent that the Seller is able to recover damages from the Third Party Supplier in relation to loss suffered by the Purchaser as a result of the relevant act or omission of that Third Party Supplier, the Seller will pay such damages (less the fees, costs and expenses borne by the Seller in connection with the claim against the Third Party Supplier) to the Purchaser.

7. **Data Protection**

To the extent the Services involve the processing of any personal data within the meaning of the Data Protection Act 1998 (the "**DPA**") in respect of which any member of the Group is the data controller:

(A) the Seller shall act in accordance with the Company's reasonable written instructions in processing such personal data;

(B) the Seller shall take appropriate technical and organisational measures against unauthorised or unlawful processing of such personal data and against accidental loss or destruction of, or damage to, such personal data;

(C) the Seller shall at all times take reasonable steps to ensure the reliability of those of its employees who have access to the personal data held on behalf of the Group and shall ensure their compliance with the obligations set out in this clause; and

(D) the Seller shall promptly provide at no charge such assistance as the Group may reasonably require in order for the Group to deal with any request for subject access under section 7 of the DPA.

8. **Licence**

8.1 The Purchaser shall procure the grant to the Seller of a non-exclusive, worldwide, royalty-free licence for the term of this Schedule 8 to use any Intellectual Property (excluding trade marks) owned by or (to the extent that the Purchaser is permitted to sub-license such Intellectual Property) licensed to the Group solely to the extent necessary to provide (or procure the provision of) the Services in accordance with and subject to the terms of this Schedule 8.

8.2 The Seller hereby grants to the Group (or shall procure the grant to the Group of) a non-exclusive, worldwide, royalty-free licence for the term of this Schedule 8 to use any Intellectual Property (excluding trademarks) owned by or (to the extent that the Seller is permitted to sub-licence such Intellectual Property) licensed to the Seller or any member of the Retained Group solely to the extent necessary to receive and enjoy the full benefit of the Services in accordance with an and subject to the terms of this Schedule 8.

the use by the Seller of Intellectual Property licensed to it pursuant to paragraph 8.1 above infringes any third party's Intellectual Property.

8.4 The Seller shall indemnify, defend and hold the Group harmless from and against all losses, costs and claims incurred or suffered by any member of the Group, to the extent arising from, or in connection with, any claim by a third party that the use by the Group of Intellectual Property licensed to it pursuant to paragraph 8.2 above infringes any third party's Intellectual Property. The Purchaser shall be entitled to bring any claim on behalf of (and as agent for) any member of the Group to enforce the provisions of this paragraph 8.4, and the parties further agree that:

(i) if the Purchaser exercises such right, the affected Group member's losses will be deemed to be the losses of the Purchaser notwithstanding that the Purchaser itself may not have suffered the loss in question; and

(ii) under no circumstances shall any member of the Group or any other party other than the Purchaser be able to enforce the provisions of this paragraph 8.4.

9. Duration

9.1 The provisions of this Schedule 8 shall come into effect on the Commencement Date and shall continue in force for a period of six months following the Commencement Date (unless otherwise stated in Annexure 1). The Purchaser may require an extension of any or all of the Services for a further six month period on giving 90 days' written notice to the Seller PROVIDED THAT the Seller agrees to such extension, such agreement not to be unreasonably withheld.

9.2 The Purchaser may, on 30 days' written notice, terminate the provision of any or all of the Services in whole or in part at any time in accordance with the provisions of this Schedule 8.

10. Effect of Termination

10.1 Immediately upon termination being notified to the Seller by the Company, the Seller shall return or deliver to the Company all books, records (including machine readable records) and documents in its possession or under its control and which either relate exclusively to the provision of the Services hereunder or the creation of which was solely due to the provision of the Services hereunder.

10.2 The Seller shall be entitled to retain such copies as are required in order to comply with any relevant law or regulations or in connection with the preparation and agreement of any accounting or other records, provided that the Seller informs the Company of the copies made for these purposes and subject to the terms of confidentiality in clause 21.

10.3 The Company shall be entitled to retain the original documentation which is delivered under paragraph 10.1 above.

10.4 To the extent that termination by the Company in accordance with paragraph 9.2 above results in any early termination charge(s) being levied on the Seller by any relevant Third Party Supplier, the Purchaser shall promptly reimburse the Seller to the extent of such charge(s).

11. Exclusions and Liability

11.1 In the event of a party making a claim against one another or any member of the other's Group or any of the other's directors, officers or employees to recover any losses, costs or expenses which they, or any other person, may suffer or incur by reason of, arising out of, or otherwise in connection with, the provision of the Services or the carrying out of any other obligations in accordance with the provisions of this Schedule except that each party shall have the right to claim against the other for loss or damage it suffers arising out of any material or persistent breach of the obligations set out in this Schedule 8 in which case the liability of the party concerned whether in contract, tort (including negligence) or for breach of statutory duty or in any other way, shall not exceed the relevant Service Charges paid or payable up to the date the liability was incurred excluding any amounts applicable to loss of profit or indirect or consequential loss.

11.2 Notwithstanding the provisions of paragraph 11.1 above, liability of the parties for death or personal injury due to negligence, and for fraud or bad faith shall not be excluded.

12. Provision of Information

12.1 Each party shall provide, free of charge, reasonable access to the other party's employees or duly authorised representatives upon reasonable notice in order to inspect information, books, documents or records relating to the provision of Services which are held by, or are under the control of, the relevant party (or in the case of the Seller, the Retained Group, or in the case of the Purchaser, the Purchaser's Group) and which are necessary to enable any other party to perform its obligations in accordance with the provisions of this Schedule 8 properly.

12.2 Each party shall use all reasonable endeavours to respond promptly to any reasonable requests for guidance, instruction or information made by any other party to enable such other party to perform its obligations in accordance with the provisions of this Schedule 8 properly and for the Group itself to assume responsibility for the provision of the Services.

12.3 Each party shall take such reasonable steps as may be necessary to ensure the safety of any of the personnel of any other party who (with the consent of such party) visit any of the sites or properties at which such party carries on business.

12.4 Each party shall co-operate as far as is reasonably practicable in providing any information reasonably requested by any other party, provided that such information is:

(B) reasonably necessary to enable the Company to determine whether the Seller is providing the relevant Service to the appropriate standard in accordance with the provisions of this Schedule 8;

(C) reasonably necessary to calculate the payments of the provision of the Services; or

(D) reasonably necessary to comply with any relevant law or regulation.

13. Force Majeure

13.1 If any party is affected by Force Majeure it shall promptly notify the other party of the nature and extent of the relevant circumstances.

13.2 The party affected by Force Majeure will use all reasonable endeavours to perform its obligations in accordance with the provisions of this Schedule 8.

14. Dispute Resolution

If any dispute or disagreement arises between the Seller and the Company as to any matter referred to or in connection with this Schedule 8 the Seller and the Purchaser agree that:

14.1 subject to paragraph 14.2, as soon as reasonably practicable after they are aware of such dispute or disagreement, both the Company and the Seller shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to 10 Business Days;

14.2 if discussions and negotiations fail to resolve such dispute or disagreement or if the issue involved requires in the reasonable opinion of either party more urgent attention, such matter shall be referred to the Seller's managing director (for the time being) and the Company's chief executive (for the time being) (or such other senior executive as the Seller or the Purchaser shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to 5 Business Days (or such longer period as the parties may agree) from the date on which such dispute or disagreement is referred to the chief executives;

14.3 if the persons referred to in paragraph 14.2 are unable to resolve such dispute or disagreement within the period referred to in paragraph 14.2, the matter will then be referred to mediation in accordance with the model procedure of the Centre for Dispute Resolution, London ("CEDR"), such mediation to be completed within 30 Business Days of signature of the CEDR mediation agreement; and

14.4 if the dispute or disagreement is not settled as a result of (and within the time specified

15. Assignment and Subcontracting

15.1 The Seller may not assign or otherwise dispose of its obligations to provide the Services, at law or in equity, including by way of security or declaration of trust except to members of the Retained Group or otherwise without the prior written consent of the Purchaser not to be unreasonably withheld or delayed. Any purported assignment in breach of this clause shall confer no rights on the purported assignee. The Seller may not subcontract any of its obligations to provide the Services without the prior written consent of the Purchaser not be unreasonably withheld or delayed.

15.2 The restriction on sub-contracting in paragraph 15.1 shall not apply to any Services, the performance of which was sub-contracted to a third party before the Commencement Date and nothing shall prevent any member of the Retained Group from seeking any advice or support from a third party adviser in connection with the provision of the Services.

16. Performance governance

The Seller agrees to perform the obligations set out in Annexure 1 to this Schedule 8 and the Purchaser agrees to procure the Group performs its obligations set out in this Schedule 8 and Annexure 1 to this Schedule 8.

Annexure 1
Services to be provided by the Retained Group

PLANET TRANSITIONAL SERVICES ANNEXURE

vice	Service Description	Service Charge	Key Service Representative
l	Services to be provided in accordance with Service Line four of the "Service Level Agreement – Version 2 (issued April 2006), Provision of Financial Services by UU Water PLC to UU Electricity Ltd". Services provided by UU Finance department including: • Updating Payroll systems with all relevant employee information, including but not limited to, starters, leavers, payroll changes, deductions, early and ill health retirements, redundancy and severance; • Control and review of standing payroll data, monthly payroll payment cycle and all payroll amendments; • Production and issue of monthly payslips, including associated tax related documents, including but not limited to P60s and P45s; and • Responding to Payroll queries in a timely fashion.	£467 per calendar month	Linda Fell (UU PLC) Malcolm Sugden (UUE LTD)
ınts le	Services to be provided in accordance with Service Lines one to three of the "Service Level Agreement – Version 2 (issued April 2006), Provision of Financial Services by UU Water PLC to UU Electricity Ltd". Services provided by UU Finance department including: • Inputting vendor invoices and non-ordered payment requests • Dealing with Vendor and invoice queries • Drafting and issuing cheques	£2,455 per calendar month	Norma Tideswell (UU PLC) Malcolm Sugden (UUE LTD)
rement	Provision of Procurement support for the following services: • Value add procurement activities o to ensure that UUE continue to implement robust contracts that are in compliance with all applicable legislation	Value Added Procurement Service £2,300 per month	Stuart Cameron (UU PLC) Michael

rvice	Service Description	Service Charge	Key Service Representative
	o to ensure that UUE activity through purchase cards, fuel cards and lodge cards are effectively managed and costs allocated to the correct cost centres • SAP Vendor Management o to update and maintain the vendor database of UUE suppliers on SAP, with the intention of transferring them across to a new UUE system at the appropriate time	Purchase Cards/ Lodge Card Management £100 per month SAP Vendor Management £100 per month	LTD)
pany etariat	• Provide to UUE a database of all Company Registrar documentation and /or provide electronic copy/CD-ROM of relevant statutory records	N/A	Paul Davies (UU PLC) Paul Taylor (UUE LTD)
IT ems	Use by UUE of the Retained Group's SAP IT services including: • IT Systems • IT Infrastructure • Software Licences • SAP Training	£11,000 per calendar month to 31 March 2007 £2,100 per calendar month thereafter	Phil Dean (UU PLC) Paul Taylor (UUE LTD)
phony	Provision of Telephony services to UUE including: o Public Switched Telephone Network (PSTN) Services o Fixed line network and maintenance	Fixed charge £1,800 per calendar month Additional call	TBA (UU PLC) Paul Taylor (UUE LTD)

rvice	Service Description	Service Charge	Key Service Representative
	o PBX maintenance o Management of the above services	rental to be billed against actual "pass through" cost including management charge	
rty gement ces	Provision of the following property services for the period of the Transitional Services Agreement unless stated otherwise: o Deed Storage for all UUE deeds for a period of twelve (12) months o Use of System charges in respect of property database (HORIZON) for a period of twelve (12) months o Management of monthly rent payment run o Ad hoc property management support as agreed between the parties	Deed Storage: £2,500 per calendar month HORIZON: £3,333 per calendar month Payment run: £1,000 per calendar month Ad hoc: based on schedule of agreed hourly rates	Paula Steer (UU Property Services Ltd) Paul Taylor (UUE LTD)

Schedule 9
(Key Employees)

1. Eoin Cooke
2. Mike Kay
3. Michael McCallion
4. Malcolm Sugden
5. Paul Taylor
6. Paul Bircham
7. Jonathan Booth
8. Frances Healey

Schedule 10
(Redundancy Terms)

Each Redundant Employee shall be entitled to a redundancy payment, inclusive of any statutory redundancy entitlement, which will be calculated by reference to the basic salary and car allowance of the Redundant Employee as at the date of termination of employment of the Redundant Employee subject to a maximum of 12 months and on the greater of:

(A) 1 month per year of service; or

(B) 3 months; or

(C) a payment equivalent to the Redundant Employee's contractual notice period, regardless of whether notice has been served or not;

(the "**Redundancy Payment**").

The Redundant Employee shall also be entitled to reasonable assistance in the provision of outplacement services.

Schedule 11
(Group IT Contracts)

Supply of Netaflow contract between Formfill Limited and United Utilities PLC, dated 18 June 2002.

Signatures

Signed by)
for and on behalf of)
UNITED UTILITIES)
NORTH WEST PLC)

Andy Brew
....

Signed by)
for and on behalf of)
NORTH)
WEST ELECTRICITY)
NETWORKS LIMITED)

....

8) Independent withdrawal rates	In accordance with the table in Appendix B
9) Independent rates of ill-health retirement from active service	*Males*: LG59/60 MO *Females*: LG59/60 FO
10) Independent rates of early retirement in normal health from active service	Within the WPS section all members will be assumed to retire at age 61 with an unreduced pension. Within the MIS Section all members will be assumed to retire at age 61, with an unreduced pension. Within the Defined Benefit section, all members will be assumed to retire at age 63 with an unreduced pension. Within the LGPS section all members will be assumed to retire at age 60 with an unreduced pension. Cap Gemini members will be assumed to retire at age 60 with an unreduced pension. M&S members will be assumed to retire at age 63 with an unreduced pension. Executive members (of both WPS and Defined Benefit sections) will be assumed to retire at age 60 with an unreduced pension.
11) Independent mortality before retirement whilst in active service	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) - 5 years
12) Mortality after retirement in normal health, and mortality of spouses following death before and after retirement	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) - 5 years
13) Mortality after ill-health retirement	*Males*: PMA92 (C = 1992) *Females*: PFA92 (C = 1992)

14) Mortality after withdrawal from service but before payment of benefit commences	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) - 5 years
15) Revaluation of benefits between withdrawal and normal pension age	WPS and Defined Benefit sections GMP: In line with Section 148 increases as specified above for the MIS and LGPS sections and the appropriate fixed rate applicable at the member's date of leaving for the WPS and Defined Benefit sections. Excess over GMP: In line with Section 52A Orders as specified above. LGPS and MIS sections Whole deferred pension revaluation applies within the LGPS and MIS sections of UUPS, assumed to be in line with the rate of price inflation. The statutory minimum check at State Pension Age will use the assumptions set out above for revaluation within the WPS and Defined Benefit sections.
16) Pension increases on the GMP when in payment	Pre 6 April 1988 GMP: 0% Post 6 April 1988 GMP: in line with rate of price inflation as specified above subject to a maximum of 3% per annum.
17) Proportions married	*Males* : 90% *Females* : 90%
18) Age difference between husbands and wives	husbands are assumed to be three years older than their wives

19) Cash commutation rates

Age	Factor
50	17.23
51	16.94
52	16.65
53	16.34
54	16.06
55	15.77
56	15.47
57	15.17
58	14.86
59	14.56
60	14.21
61	13.86
62	13.49
63	13.13
64	12.76
65	12.42

20) Cash taken at retirement by Commutation

The amount of cash taken at retirement by commutation will be 0.8 x C where C is defined by the following formula:

For the WPS and Defined Benefit sections

$$C = \frac{P}{0.15 + (1/CF)}$$

and for the MIS and LGPS sections

$$C=\frac{11P}{3+(20/CF)}$$

Where

P is the initial rate of pension at retirement before commutation;

CF is the commutation factor applicable to each member as defined above.

21) Normal pension age	As defined in scheme rules.
22) Age definition	Calculations will be performed allowing for the exact age of each Transferring Employee at the Completion Date to years and days.
23) Final pensionable earnings	Final pensionable earnings will be calculated at the Completion Date and increased to the assumed date of retirement/withdrawal/death in line with the salary increase assumptions outlined above.
24) Guarantee at retirement	Allowance will be made for a 5 year guarantee of pension payments

Note 1: For the avoidance of doubt additions and deductions to/from rates of return are arithmetic. For example an addition of 1% per annum to a rate of 7% per annum as calculated is 8% per annum. A deduction of 1% per annum from 7% per annum is 6% per annum.

Appendix B – Calculation details

Decrement treatment

The rates of decrement of mortality, withdrawal, and retirement (ill-health and/or early and normal) shown or described in this letter are independent rates of decrement. A multiple decrement table is used to determine the probability of surviving to a particular age and of leaving Pensionable Service during that year of age by the relevant decrement. The probabilities of leaving Pensionable Service under each decrement at each time of assumed exit together with the probability of surviving to the time of assumed exit are to be applied to that portion of the value of the total benefit (whether prospective or contingent), applicable to or in respect of the Transferring Employee under the Seller's Scheme assuming he leaves Pensionable Service in the manner of and at the time of the applicable decrement. The portion of the value of the total benefit is that accrued in respect of Pensionable Service up to and including the Completion Date on the assumption that his Pensionable Earnings are increased in line with the Actuarial Assumptions up to the time of assumed exit under the applicable decrement. This gives a benefit/decrement product at each time of assumed exit and under each decrement.

The actuarial value of the Pension Liabilities for a Transferring Employee is the sum of all such benefit/decrement products after each benefit/decrement product has first been discounted at the valuation interest rate back to the Completion Date from the time of assumed exit under the applicable decrement.

Treatment of benefits with prospective element or benefits that do not accrue with service

For the avoidance of doubt in calculating the accrued benefits, no element of prospective or notional Pensionable Service after the Completion Date is to be included in any event. For example, the ill health pension is to be taken as the member's accrued pension based on Pensionable Service completed to the Completion Date and salaries for pensionable purposes immediately prior to the Completion Date (allowing for increases in salaries after that date in accordance with the assumptions below).

Withdrawal benefits

In the event of assumed withdrawal from active service a deferred pension is valued equal to the portion of the value of the total benefit rather than a refund of the member's own contributions.

Decrement tables referred to in Appendix A

Promotional Scale

Age	Salary Scale	Age	Salary Scale	Age	Salary Scale
16	1.00	31	1.59	46	1.84
17	1.00	32	1.62	47	1.85
18	1.00	33	1.65	48	1.86
19	1.00	34	1.67	49	1.87
20	1.00	35	1.69	50	1.88
21	1.10	36	1.71	51	1.88
22	1.18	37	1.73	52	1.88
23	1.25	38	1.74	53	1.88
24	1.31	39	1.76	54	1.88
25	1.37	40	1.78	55	1.88
26	1.42	41	1.79	56	1.88
27	1.46	42	1.80	57	1.88
28	1.50	43	1.82	58	1.88
29	1.53	44	1.83	59	1.88
30	1.56	45	1.84	60 and over	1.88

Independent withdrawal rates

Age	Females	Males	Age	Females	Males	Age	Females	Males
16	0.90%	0.95%	31	3.40%	4.15%	46	1.90%	3.80%
17	0.90%	0.95%	32	3.20%	4.30%	47	1.95%	3.15%
18	0.90%	0.95%	33	3.00%	4.45%	48	2.05%	2.50%
19	1.75%	1.90%	34	2.80%	4.55%	49	2.10%	1.90%
20	2.65%	2.85%	35	2.55%	4.70%	50	2.15%	1.25%
21	3.55%	3.80%	36	2.60%	4.60%	51	0.00%	0.00%
22	3.70%	4.10%	37	2.60%	4.50%	52	0.00%	0.00%
23	3.90%	4.40%	38	2.60%	4.40%	53	0.00%	0.00%
24	4.05%	4.70%	39	2.65%	4.25%	54	0.00%	0.00%
25	4.25%	5.00%	40	2.65%	4.15%	55	0.00%	0.00%

Age	Females	Males	Age	Females	Males	Age	Females	Males
26	4.40%	5.30%	41	2.50%	4.20%	56	0.00%	0.00%
27	4.20%	5.00%	42	2.30%	4.25%	57	0.00%	0.00%
28	4.00%	4.65%	43	2.15%	4.30%	58	0.00%	0.00%
29	3.80%	4.35%	44	2.00%	4.35%	59	0.00%	0.00%
30	3.60%	4.00%	45	1.80%	4.40%	60 and over	0.00%	0.00%

1 Whitehall, Whitehall Road
Leeds LS1 4HR
0113 394 7602 Fax 0113 394 7699
richard.giles@mercer.com
www.mercerHR.com

[ ] January 2006

Mr R Jones
Punter Southall
126 Jermyn Street
London
SW1Y 4UJ

Private and Confidential

Our ref: LtCJV003 UU Group of the ESPS actuary's letter edge

Subject:
United Utilities Group of the Electricity Supply Pension Scheme (the "ESPS")

Dear Richard

This is the Actuary's Letter referred to in Schedule 7 (Pensions) of the Agreement between VTX Bidco Limited and United Utilities PLC (the "Schedule").

This letter and its attaching appendices set out the method of determination of the Transfer Amount referred to in the above mentioned Schedule. In this letter the terms Completion Date, Seller's Scheme, Transferring Members and Actuarial Assumptions have the meanings ascribed to them under the above mentioned Schedule.

Pension Liabilities

These shall be determined as the actuarial value (calculated in accordance with the Actuarial Assumptions) at the Completion Date of the aggregate of the benefits, whether prospective or contingent payable under the Seller's Scheme including the spouse's pension payable on death in service to or in respect of each of the Transferring Members by reference to his Pensionable Service credited under the Seller's Scheme before the Completion Date. For the purpose of the calculation of the Transfer Amount, benefits are those applying prior to the Completion Date and do not allow for any future changes to benefits after the Completion Date. Benefits exclude lump sum payments on death in service but the value of a return of a member's contributions will be included in the value of Pension Liabilities where this benefit applies.

Pension Liabilities includes an allowance on the basis of the Actuarial Assumptions for projected increases in the rate of Pensionable Earnings of each of the Transferring Members from the Completion Date to Normal Pension Age under the Seller's Scheme or the assumed date of earlier death, withdrawal or retirement (ill-health and/or early and normal) and for increases in pensions when in payment and in deferred benefits before they come into payment.

For the avoidance of doubt:

1) when calculating Pension Liabilities, no element of prospective or notional Pensionable Service after the date of calculation will be included in any event;

2) when calculating Pension Liabilities, no allowance will be included for the enhanced terms available on severance;

3) when calculating Pension Liabilities no allowance will be made for the rounding up of pensionable service provisions that apply within the ESPS;

4) Transferring Members is as defined in the Schedule and includes all active members within ESPS associated with the Company;

5) the value of Pension Liabilities will include the value of any Back Service Credits, Scheme Service Credits and added years AVCs accrued to Completion Date. Any money purchase AVCs are in addition to Pension Liabilities;

6) the calculation of Pension Liabilities for active members who have worked, or currently work, part time will be calculated using full time equivalent Pensionable Earnings and the proportion of full time hours actually worked;

7) when calculating Pension Liabilities no allowance for equalisation of GMPs will be included; and

8) terms that are not defined in this Actuary's Letter or the Schedule are as defined in the clauses and rules of the ESPS.

The Actuarial Assumptions and other relevant details to be used in the calculation of the Pension Liabilities are described in Appendix A and Appendix B respectively.

Transfer Amount

The Transfer Amount means the sum of the Pension Liabilities in respect of each of the Transferring Members.

The Transfer Amount will be adjusted from the Completion Date up to the Payment Date by multiplication by the Timing Adjustment.

Timing Adjustment

The Timing Adjustment will be equal to the factor (1+r1) where:

r1 is the return on the notional portfolio set out below between close of business on the working day immediately preceding the day following the Completion Date and the close of business on the working day immediately preceding the Payment Date.

100% in the iBoxx AA corporate bond over 15 years Index (total return).

Yours sincerely

Signed ....

Richard Giles FIA
Principal

Counter signed by

Signed ....

Richard Jones FIA
Copy : Sean Duxbury, United Utilities PLC

Appendix A – Actuarial Assumptions

Set out below are the Actuarial Assumptions to be used to determine the Transfer Amount referred to in the Actuary's Letter dated 13 January 2007. All decrements are independent rates.

1)	Rate of interest	The gross annualised redemption yield at close of business on the last working day immediately preceding the day following the Completion Date on the iBoxx AA corporate bond over 15 years index.
2)	Rate of price inflation	The rate of price inflation is calculated as 100 x [(100 + N) / (100 + R) – 1.00] where N is the gross annualised redemption yield on the FTSE UK Gilts 20 year fixed interest index, and R is expressed as a percentage and derived by interpolation to obtain inflation 3% of the inflation 0% and the inflation 5% annualised real yields to redemption on the FTSE Actuaries UK Gilts index- linked over 5 years real yield indices at close of business on the last working day immediately preceding the day following the Completion Date.
3)	Rate of inflationary salary increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.0% per annum compound (see Note 1)
4)	Rate of future Section 148 increase to retirement, earlier death or withdrawal	Assumed rate of price inflation plus 1.0% per annum compound (see Note 1)
5)	Promotional scale (in addition to inflationary salary increases)	In accordance with the table in Appendix B
6)	Rate of increase in Section 52A Orders	In line with the assumed rate of price inflation
7)	Rate of annual increase of pension in payment in excess of the GMP in payment	In line with the assumed rate of price inflation.
8)	Independent withdrawal rates	In accordance with the table in Appendix B

9)	Independent rates of ill-health retirement from active service	*Males*: LG59/60 MO *Females*: LG59/60 FO
10)	Independent rates of early retirement in normal health from active service	None
11)	Independent mortality before retirement whilst in active service	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) - 5 years
12)	Mortality after retirement in normal health, and mortality of spouses following death before and after retirement	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) - 5 years
13)	Mortality after ill-health retirement	*Males*: PMA92 (C = 1992) *Females*: PFA92 (C = 1992)
14)	Mortality after withdrawal from service but before payment of benefit commences	*Males*: PMA92 (C = 1992) - 5 years *Females*: PFA92 (C = 1992) – 5 years
15)	Revaluation of benefits in deferment between withdrawal and normal pension age	Whole deferred pension revaluation applies within the ESPS, assumed to be in line with the rate of price inflation. The following assumptions will be used for the statutory minimum check at State Pension Age: GMP: In line with Section 148 increases as specified above Excess over GMP: In line with Section 52A Orders as specified above.
16)	Pension increases on the GMP when in payment	Pre 6 April 1988 GMP: 0% Post 6 April 1988 GMP: in line with rate of price inflation as specified above subject to a

maximum of 3% per annum.

17) Proportions married

Males : 95%

Females : 95%

18) Age difference between husbands and wives

husbands are assumed to be two years older than their wives

19) Cash commutation rates

Age	Factor
50	20.84
51	20.42
52	20.00
53	19.56
54	19.12
55	18.66
56	18.20
57	17.74
58	17.26
59	16.78
60	16.30
61	15.82
62	15.34
63	14.86
64	14.38
65	13.90

20) Cash taken at retirement by Commutation	The amount of cash taken at retirement by commutation will be 0.8 x C where C is defined by the following formula: $$C=\frac{11P}{3+(20/CF)}$$ Where P is the initial rate of pension at retirement before commutation; CF is the commutation factor applicable to each member as defined above.
21) Normal pension age	As defined in scheme rules.
22) Age definition	Calculations will be performed allowing for the exact age of each Transferring Employee at the Completion Date to years and days.
23) Final pensionable earnings	Final pensionable earnings will be calculated at the Completion Date and increased to the assumed date of retirement/withdrawal/death in line with the salary increase assumptions outlined above.
24) Guarantee at retirement	Allowance will be made for a 5 year guarantee of pension payments.

Note 1: For the avoidance of doubt additions and deductions to/from rates of return are arithmetic. For example an addition of 1% per annum to a rate of 7% per annum as calculated is 8% per annum. A deduction of 1% per annum from 7% per annum is 6% per annum.

Appendix B – Calculation details

Decrement treatment

The rates of decrement of mortality, withdrawal, and retirement (ill-health and/or early and normal) shown or described in this letter are independent rates of decrement. A multiple decrement table is used to determine the probability of surviving to a particular age and of leaving Pensionable Service during that year of age by the relevant decrement. The probabilities of leaving Pensionable Service under each decrement at each time of assumed exit together with the probability of surviving to the time of assumed exit are to be applied to that portion of the value of the total benefit (whether prospective or contingent), applicable to or in respect of the Transferring Employee under the Seller's Scheme assuming he leaves Pensionable Service in the manner of and at the time of the applicable decrement. The portion of the value of the total benefit is that accrued in respect of Pensionable Service up to and including the Completion Date on the assumption that his Pensionable Earnings are increased in line with the Actuarial Assumptions up to the time of assumed exit under the applicable decrement. This gives a benefit/decrement product at each time of assumed exit and under each decrement.

The actuarial value of the Pension Liabilities for a Transferring Employee is the sum of all such benefit/decrement products after each benefit/decrement product has first been discounted at the valuation interest rate back to the Completion Date from the time of assumed exit under the applicable decrement.

Treatment of benefits with prospective element or benefits that do not accrue with service

For the avoidance of doubt in calculating the accrued benefits, no element of prospective or notional Pensionable Service after the Completion Date is to be included in any event. For example, the ill health pension is to be taken as the member's accrued pension based on Pensionable Service completed to the Completion Date and salaries for pensionable purposes immediately prior to the Completion Date (allowing for increases in salaries after that date in accordance with the assumptions below).

Withdrawal benefits

In the event of assumed withdrawal from active service a deferred pension is valued equal to the portion of the value of the total benefit rather than a refund of the member's own contributions.

Decrement tables referred to in Appendix A

Promotional Salary Scale

Age	Salary Scale	Age	Salary Scale	Age	Salary Scale
16	1.00	31	1.59	46	1.84
17	1.00	32	1.62	47	1.85
18	1.00	33	1.65	48	1.86
19	1.00	34	1.67	49	1.87

Age	Salary Scale	Age	Salary Scale	Age	Salary Scale
21	1.10	36	1.71	51	1.88
22	1.18	37	1.73	52	1.88
23	1.25	38	1.74	53	1.88
24	1.31	39	1.76	54	1.88
25	1.37	40	1.78	55	1.88
26	1.42	41	1.79	56	1.88
27	1.46	42	1.80	57	1.88
28	1.50	43	1.82	58	1.88
29	1.53	44	1.83	59	1.88
30	1.56	45	1.84	60 and over	1.88

Independent withdrawal rates

Age	Females	Males	Age	Females	Males	Age	Females	Males
16	0.90%	0.95%	31	3.40%	4.15%	46	1.90%	3.80%
17	0.90%	0.95%	32	3.20%	4.30%	47	1.95%	3.15%
18	0.90%	0.95%	33	3.00%	4.45%	48	2.05%	2.50%
19	1.75%	1.90%	34	2.80%	4.55%	49	2.10%	1.90%
20	2.65%	2.85%	35	2.55%	4.70%	50	2.15%	1.25%
21	3.55%	3.80%	36	2.60%	4.60%	51	0.00%	0.00%
22	3.70%	4.10%	37	2.60%	4.50%	52	0.00%	0.00%
23	3.90%	4.40%	38	2.60%	4.40%	53	0.00%	0.00%
24	4.05%	4.70%	39	2.65%	4.25%	54	0.00%	0.00%
25	4.25%	5.00%	40	2.65%	4.15%	55	0.00%	0.00%
26	4.40%	5.30%	41	2.50%	4.20%	56	0.00%	0.00%
27	4.20%	5.00%	42	2.30%	4.25%	57	0.00%	0.00%
28	4.00%	4.65%	43	2.15%	4.30%	58	0.00%	0.00%
29	3.80%	4.35%	44	2.00%	4.35%	59	0.00%	0.00%
30	3.60%	4.00%	45	1.80%	4.40%	60 and over	0.00%	0.00%

Schedule 8
(Tax Covenant)

THIS DEED OF TAX COVENANT is made [ ] 2007

BETWEEN:-

1. **UNITED UTILITIES PLC** of Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW (registered in England and Wales No. 02366616) (the "**Covenantor**");

AND

2. **VTX BIDCO LIMITED** of the Seventh Floor, 90 High Holborn, London WC1V 6VV (registered in England No. 6048945) (the "**Purchaser**")

NOW THIS DEED WITNESSES as follows:-

1. **Interpretation**

In this deed of covenant expressions shall have the meanings defined in the Agreement unless otherwise stated or the context otherwise requires, and:-

(i) the following expressions shall have the following meanings:-

"Agreement"	means the agreement between the Covenantor and the Purchaser for the sale and purchase of the Shares;
"Claim"	means the issue of any notice, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority from which notice, letter, document or action it appears either that a Tax Liability or Increased Tax Liability has been or may be or is to be imposed on the Company and/or any of the Subsidiaries or, in the context of clause 13 (Counter Covenant), that a liability or increased liability to Tax is to be imposed on the Covenantor or any of its subsidiaries;
"Company"	means Vertex Data Science Limited, a company incorporated in England and Wales (registered no. 03153391), whose registered office is at Pegasus House, Kings Business Park, Liverpool Road, Prescot, Merseyside, L34 1PJ;

"Company Payables"	has the meaning given in the Agreement;
"Completion"	means completion of the sale and purchase of the Shares under the Agreement;
"Deemed Tax Liability"	has the meaning given in sub-clause (ii)(b) of this clause 1;
"Disclosure Letter"	has the meaning given in the Agreement;
"Distribution"	has the meaning given in sub-clause (ii)(c) of this clause 1;
"Event"	means any transaction, action or omission, any change in the residence of any person for the purposes of any Tax or any person becoming or ceasing to be a member of any Group for any Tax purpose or commencing or ceasing to trade or to carry on one or more trades or the death or winding up or dissolution of any person, and a failure to take any action which would avoid an apportionment or deemed distribution of income (regardless of whether the taking of any such action after Completion could have avoided such apportionment or deemed distribution) and shall also include Completion, the entering into of the Agreement and of this deed and shall include all such things as are deemed treated or assumed to be the case for Tax purposes or by reference to which Tax is calculated or imposed;
"Group Loan"	has the meaning given in the Agreement;
"Group Relief"	means any loss, allowance or other amount eligible for surrender by way of group relief in accordance with the provisions contained in sections 402 to 413 ICTA together with any advance corporation tax eligible to be surrendered or claimed pursuant to section 240 ICTA and any refund of Tax surrendered or claimed pursuant to section 102 Finance Act 1989;
"HMRC"	means Her Majesty's Revenue and Customs;
"ICTA"	means the Income and Corporation Taxes Act 1988;
"Income, Profits or Gains"	has the meaning given in sub-clause (iii) of this clause 1;

"Intra-Group Ordinary Course Items"	has the meaning given in the Agreement;
"No Leakage Undertakings"	has the meaning given in the Agreement;
"Pre-Management Accounts Date Losses"	means the "Corporation tax losses" as referred to in the balance sheet to the Management Accounts;
"Relevant Amount"	has the meaning set out in sub-clause 6.3 (Over-Provisions, Reliefs, Balancing Payments, Etc.);
"Relevant Claim"	has the meaning set out in sub-clause 8.1 (Claims Procedure);
"Relevant Company"	in the context of clause 2 (Covenant), has the meaning set out in sub-clause (iii) of that clause, and in the context of clause 13 (Counter Covenant), has the meaning set out in sub-clause 13.1 (ii) of that clause;
"Relief"	means any loss, relief, allowance, set off or credit in respect of any Tax or relevant in the computation of Tax or any deduction in computing Income, Profits or Gains for the purpose of any Tax;
"Required Reason"	means a requirement to produce a document in evidence or enforce any such document in connection with any litigation or arbitration proceedings or to produce a document to comply with a mandatory request by any Tax Authority or to prove title to any asset of the Company and/or any of the Subsidiaries;
"Subsidiary"	means each of the subsidiaries of the Company referred to in Schedule 5 to the Agreement and **"Subsidiaries"** shall mean one or all of them as the context may require;
"Tax"	means:-
	(a) within the United Kingdom, all taxes, levies, duties, imposts and charges, including corporation tax, advance corporation tax, any tax required to be deducted or withheld from or accounted for in respect of any payment,

section 601 ICTA, national insurance contributions, stamp duty reserve tax, stamp duty, stamp duty land tax, value added tax, duties of customs and excise, and any other taxes, levies, duties, charges, imposts or withholdings whether corresponding to, similar to, replaced by or replacing any of them or otherwise, together with all penalties, charges and interest relating to any of them;

(b) outside the United Kingdom, all taxes, levies, duties, imposts, charges and withholdings and social security contributions of any nature whatsoever, including (without limitation) taxes on gross or net Income, Profits or Gains and taxes on receipts, sales, use, occupation, franchise, documents or transactions, value added and personal property, together with all penalties, charges and interest relating to any of them; and

regardless (in either case) of whether any such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the Company, any of the Subsidiaries or any other person and of whether any amount in respect of any of them is recoverable from any other person as mentioned in clause 7 (Recovery from other persons);

CONFORMED COPY

Dated 7th January, 2002

UNITED UTILITIES PLC

and

UNITED UTILITIES ELECTRICITY PLC

and

UNITED UTILITIES WATER PLC
as Issuers

- and -

DEUTSCHE BANK AG LONDON
as Agent

AGENCY AGREEMENT

relating to a US $1,500,000,000
euro-commercial paper programme

ALLEN & OVERY
London
CO:886183.5

INDEX

THIS AGREEMENT is made on 7th January, 2002 BETWEEN:

(1) **UNITED UTILITIES PLC, UNITED UTILITIES ELECTRICITY PLC and UNITED UTILITIES WATER PLC** (each "**Issuer**" and together the "**Issuers**"); and

(2) **DEUTSCHE BANK AG LONDON;**

IT IS HEREBY AGREED as follows:

1. INTERPRETATION

1.1 Definitions

In this Agreement, except to the extent that the context requires otherwise:

"**Agent**" means Deutsche Bank AG London acting as issue agent and paying agent for the Notes and any successor or additional agent appointed by the Issuers in accordance with Clause 13 (Changes in Agent);

"**AU$**" means Australian dollars;

"**Bank Mandate**" means the bank mandate held by the Issuers' relationship manager at the Agent as amended in writing from time to time;

"**Business Day**" means any day (other than a Saturday or Sunday):

(a) on which commercial banks and foreign exchange markets settle payments and are open for business in London and, if a payment is to be made on that day under this Agreement or any of the Notes, in the place of payment and (other than for payments in euro) the principal financial centre of the country of the relevant currency in which the payment is to be made which in the case of AU$ shall be Melbourne and in the case of NZ$ shall be Wellington;

(b) on which each relevant Clearing System is in operation; and

(c) (in the case of euro Notes or any Notes in respect of which payment is to be made in euro) which is a TARGET Business Day provided that if the Agent determines with the agreement of the Issuers that the market practice in respect of euro denominated internationally offered securities is different from that specified above, the above shall be deemed to be amended so as to comply with such market practice and the Agent shall procure that a notice of such amendment is published not less than 15 days prior to the date on which any payment in euro falls due to be made in such manner as the Agent may determine;

"**CA$**" means Canadian dollars.

"**CA$ Note**" means a note denominated in CA$.

"**Clearing System**" means Euroclear, Clearstream, Luxembourg or any other recognised clearing system from time to time agreed by the Issuer and the Agent;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme;

"**Deeds of Covenant**" means the deeds of covenant, dated on or about the date of this Agreement executed by each of the Issuers in respect of Global Notes;

"**Definitive Note**" means a duly signed and authenticated bearer promissory Note, security printed or otherwise, issued by an Issuer in definitive bearer form, substantially in the form set out in Schedule 1, which may be issued by the Issuers in exchange for a Global Note;

"**Dollar Note**" means a Note denominated in Dollars;

"**Dollars**" and "**U.S.$**" means United States dollars;

"**euro**" and "**€**" denote the single currency of participating member states of the European Union;

"**Euroclear**" means the Euroclear Bank S.A./N.V., as the operator of the Euroclear System;

"**euro Note**" means a Note denominated in euro;

"**Global Note**" means a duly signed and authenticated bearer promissory Note in global form, substantially in the form set out in Schedule 1, representing an issue of promissory Notes of a like maturity which may be issued by the Issuers from time to time under this Agreement;

"**Issue Date**" means, in relation to any Note, the date for the issue of the Note under clause 2 of the Dealer Agreement or any other agreement between the Issuers and the relevant Purchaser being, in the case of any Definitive Note represented initially by a Global Note, the same date as the date of issue of the Global Note which initially represented the Note;

"**Maturity Date**" means in relation to any Note, the date of maturity of that Note in accordance with its terms;

"**Note**" means a Definitive Note or a Global Note issued under this Agreement to a Purchaser;

"**NZ$**" means New Zealand dollars;

"**Purchaser**" means a Dealer or any other person purchasing Notes directly from the Issuers;

"**specified office**" means, in relation to the Agent, the office specified against its name on the signature page of this Agreement or, in the case of an Agent not originally party to this Agreement, specified in its terms of appointment or such other office as the Agent may specify by notice to the Issuers;

"**Sterling**" and "**£**" means pounds sterling;

"**Sterling Note**" means a Note denominated in Sterling;

"**TARGET Business Day**" means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System"), or any successor thereto, is open;

"**Yen**" and "**¥**" means Japanese Yen; and

"**Yen Note**" means a Note denominated in Yen.

1.2 Construction

(a) In this Agreement, unless the contrary intention appear, a reference to:

(i) a provision of a law is a reference to that provision as amended, extended, applied or re-enacted and includes any subordinate legislation;

(ii) a Clause or a Schedule is a reference to a clause of or a schedule to this Agreement;

(iii) a person includes any individual, company, body corporate, corporation, sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and references to any person shall include its successors in title, permitted assigns and permitted transferees;

(iv) the principal amount of any Note shall be deemed to include any additional amounts which may become payable under the terms of that Note; and

(v) this Agreement or any other document is a reference to this Agreement or that other document as amended, novated, restated, superseded or supplemented.

(b) The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.

(c) Terms or expressions not defined in this Agreement and defined in the Dealer Agreement dated on or about the date of this Agreement (as amended or superseded from time to time, the "**Dealer Agreement**") between the Issuers and the Dealers named therein have the same meaning in this Agreement.

2. APPOINTMENT OF AGENTS

2.1 Appointment

The Issuers hereby appoint Deutsche Bank AG London at its office in London specified on the signature page of this Agreement as issue agent and paying agent for all Notes, upon the terms and conditions set out below.

2.2 Authority to act

(a) The Agent shall have the powers and authorities granted to and conferred upon it by this Agreement and such further powers and authorities to act on behalf of the Issuers that the Issuers may request and as are acceptable to the Agent.

(b) Each of the Issuers agrees that Notes may be completed, issued, authenticated, delivered, kept and generally handled by the Agent on the instructions of the relevant Issuer in the manner contemplated by this Agreement.

3. ISSUE OF NOTES

3.1 Form of Notes

(a) Each Note issued under this Agreement shall be substantially in the form set out in Schedule 1 or in such other form as may be agreed between the relevant Issuer and the relevant Purchaser from time to time.

(b) Each Note shall be duly executed manually or in facsimile on behalf of the relevant Issuer and manually authenticated by two authorised signatories of the Agent (for Sterling Notes) and one authorised signatory (for Notes denominated in a currency other than Sterling).

(c) The relevant Issuer may use the manual or facsimile signature on any Note of any person who on the date of printing of that Note was duly authorised to execute that Note on behalf of the relevant Issuer, notwithstanding that at the date of issue of the relevant Note that person may for any reason (including death) no longer be so authorised. The relevant Issuer may change the name of any person whose manual or facsimile signature is to appear on the Notes, by delivering to the Agent, no later than 10 days before the first date on which Notes are to be issued with that signature, a copy of that person's signature in such form as the Agent may require.

(d) The Issuers shall procure that the Agent has at all times a sufficient quantity of executed but unauthenticated blank Notes to enable the Agent to perform its obligations under this Agreement. The Agent shall inform the Issuers if it does not have a sufficient quantity of those Notes.

3.2 Notification to Agent

(a) The Issuers shall give to the Agent details, in the form set out in Schedule 2 and specifying a proposed Issue Date which is a Business Day together with any other details the Agent may reasonably require, of any Notes to be issued by them under this Agreement by not later than:-

(i) for Definitive Notes and Global Notes denominated in Sterling 12.00 p.m. (London time) on any proposed Issue Date and for Definitive Notes and Global Notes denominated in euro, Dollars and CA$ 12.30 p.m. (London time) on any proposed Issue Date; and

(ii) for Definitive Notes and Global Notes denominated in any currency other than Sterling, euro, Dollars or CA$ 2.00 p.m. (London time) on the second Business Day preceding the proposed Issue Date,

or such other time or date as may subsequently be agreed between the relevant Issuer and the Agent.

(b) The relevant Issuer may give to the Agent the details of the proposed issue by telephone if:

(i) the telephone instruction is purported to be given by an authorised signatory as named in the Bank Mandate; and

(ii) this is confirmed promptly by facsimile and this confirmation is substantially in the form set out in Schedule 2 and received by fax on the day of the telephone instruction.

(c) The Agent shall be entitled to treat a communication from a person purporting to be an authorised signatory as named in the Bank Mandate as sufficient instructions and authority of the relevant Issuer to act in accordance with this Clause 3.2 and for the avoidance of doubt, the Agent shall be under no obligation whatsoever to check or verify the identity of the individual confirming the proposed issue in accordance with clause 3.2(b)(ii) above. Notwithstanding the previous sentence this sub-clause 3.2(c) shall not apply to any instruction or purported instruction to amend the Bank Mandate nor to any instruction regarding the account to which the proceeds of sale of any Note or other monies for the account of an Issuer are to be paid.

3.3 Failure to Issue Notes

If any Notes mentioned in Clause 3.2 (Notification to Agent) are not to be issued on any Issue Date the relevant Issuer shall immediately notify the Agent and in any case not later than 5.00 p.m. (London time) two Business Days prior to the proposed Issue Date. Upon receipt of this notice the Agent shall not thereafter issue or release the relevant Notes, but shall cancel and destroy them. The Agent shall notify the relevant Issuer of the serial number (if any) of the Notes destroyed.

3.4 Obligations on the Agent

Upon the receipt of instructions under Clause 3.2 (Notification to Agent), the Agent shall:-

(a) withdraw the necessary Notes from safekeeping;

(b) complete each Note as to Issue Date, Maturity Date, principal amount (if none is pre-printed on the Note) and other details, as applicable;

(c) authenticate each Note in accordance with Clause 3.1 (Form of Notes); and

(d) deliver each Note in accordance with Clause 3.5 (Delivery).

3.5 Delivery

The Agent shall deliver duly authenticated Notes on the basis described below, on the Issue Date for Sterling Notes, euro Notes (whether Global or Definitive), Dollar Notes and CA$ Notes and on the Business Day before the proposed Issue Date for Notes denominated in any other currency (unless specified otherwise):

(a) in the case of a Global Note, to a common depositary for the relevant Clearing System on a delivery against payment basis; or

(b) in the case of Definitive Notes, to a depositary for the relevant Clearing System, as the case may be, on a delivery against payment basis.

All Definitive Notes to be delivered outside of the Clearing Systems, will be held to the order of the relevant Dealer against an irrevocable undertaking from the Dealer in favour of the Issuer to make payment in respect of such Notes to the account of the relevant Issuer.

3.6 Common depositaries

For all Notes delivered to depositaries under paragraphs (a) and (b) of Clause 3.5 (Delivery), instructions shall be given to the relevant Clearing System to credit the relevant Notes represented by Global Notes to the Agent's distribution account with the relevant Clearing System. Each Note credited to the Agent's distribution account following the delivery of a Global Note to a depositary in accordance with Clause 3.5(a) (Delivery) or Clause 3.5(b) (Delivery) shall be held to the order of the relevant Issuer, pending delivery to the relevant Purchaser on a delivery against payment basis in accordance with the normal procedures of the Clearing System.

3.7 Defaulted Notes

(a) If on the relevant Issue Date, a Purchaser does not pay the purchase price due from it under any Note by crediting the Agent's distribution account (a "**Defaulted Note**") and, as a result, the Defaulted Note remains in the Agent's distribution account with the relevant Clearing System after that Issue Date (rather than being credited to the relevant Purchaser's account against payment), the Agent will continue to hold the Defaulted Note to the order of the relevant Issuer.

(b) If the Defaulted Note is in the Agent's distribution account with the relevant Clearing System on the date when payment in respect of that Note is made (and it shall be treated to be in such an account unless the Agent has received specific instructions to transfer it to the account of another account holder with a Clearing System), the Agent shall pay to the relevant Issuer the amount received by the Agent from the relevant Clearing System (or credited to a cash account of the Agent with the relevant Clearing System under that Note.

3.8 Agent's certificate

As soon as available and in any case within 5 Business Days after the relevant Issue Date, the Issue Agent shall deliver to the relevant Issuer and to each Paying Agent a certificate specifying:

(a) the number of Notes completed and authenticated by it; and

(b) the serial numbers, denominations, Issue Dates and Maturity Dates and interest rate (if applicable) of such Notes.

3.9 Safekeeping

(a) In keeping and handling Notes under this Agreement the Agent shall use the same standard of care as it uses in keeping and handling its own short-term promissory notes.

(b) The Issue Agent shall maintain in safe custody all Notes delivered to and held by it under this Agreement and shall ensure that the same are only completed, authenticated and delivered.

(c) Subject to paragraph (a) and (b) above, and in the absence of negligence, wilful default or bad faith on its part or that of its officers or employees, the Agent shall have no liability to the Issuers in the event that any Note shall be lost, stolen, destroyed or damaged.

3.10 Exchange for Definitive Notes

Where a Global Note becomes exchangeable for Definitive Notes in accordance with the terms of such Global Note, the Agent shall, subject to and in accordance with the terms of the relevant Global Note:

(a) authenticate Definitive Notes in an aggregate principal amount equal to that of the Global Note to be exchanged for Definitive Notes; and

(b) cause such Definitive Notes to be available in exchange for the relevant Global Note in accordance with the terms of the Global Note.

4. PROCEEDS OF SALE

4.1 Proceeds of Sale

Any proceeds of the issue of Notes received by the Agent (by no later than the time notified by the Agent to the relevant Issuer as the latest time which would allow the Agent to pay those proceeds in the relevant currency to that Issuer for same day value as the day of receipt) shall be paid to that Issuer on the same day that those sums are received for value on such day to such account as may be notified by that Issuer to the Agent from time to time or in each case in such other manner as may be agreed upon from time to time by that Issuer and the Agent.

4.2 Payments by the Agent

(a) The Agent may, in its sole discretion and for which it is under no obligation, make payment to the relevant Issuer in respect of any Note in anticipation of payment being made to it by any Purchaser.

(b) If the payment by a Purchaser is not made in full by the due date, the relevant Issuer shall forthwith upon demand reimburse the Agent for all amounts paid by it in anticipation of the payment being made by that Purchaser, together with interest at such rate as the Agent may certify to be the cost of funding any such payment made by it less any sums received by it from the relevant Purchaser.

4.3 Refusal to deliver

The Agent, after consultation with the relevant Issuer, may decline to deliver the Note(s) to the relevant Purchaser or any designated consignee or make the same available for collection, if it has not received payment or if, in its discretion, it is not satisfied that prompt payment is assured to it. In such case the Agent shall immediately notify the relevant Issuer and the Agent shall bear no liability for any loss or expense suffered by any Purchaser or the relevant Issuer as a result of it so acting.

5. REPLACEMENT NOTES

5.1 Replacement Notes

Subject to Clause 5.2 (Conditions for replacement), the Agent shall on request issue and authenticate a replacement Note in place of any Note which has been lost, stolen, mutilated, defaced or destroyed. The relevant Issuer shall provide the Agent with sufficient executed but unauthenticated Notes for this purpose.

5.2 Conditions for replacement

The Agent shall not issue any replacement Note unless and until the applicant for the Note shall have:-

(a) paid such costs as may be incurred by the relevant Issuer and the Agent;

(b) furnished that Issuer and the Agent with the serial number and denomination of any Note lost or stolen and with such evidence and indemnity as the relevant Issuer and the Agent may require; and

(c) surrendered any mutilated or defaced Note.

5.3 Cancellation and destruction

The Agent shall promptly cancel and destroy any mutilated or defaced Note so replaced and shall inform the relevant Issuer in writing of:-

(a) the serial number, denomination, Issue Date and Maturity Date of any replacement Note issued and the serial number (if known), denomination, Issue Date and Maturity Date of the replaced Note; and

(b) (if any) the serial number, denomination, Issue Date and Maturity Date of the Notes destroyed.

6. PAYMENT

6.1 Payment on maturity or interest payment dates

On the Maturity Date or an interest payment date of a Note, the relevant Issuer shall pay to the Agent an amount in the currency in which the Note is denominated sufficient to pay the full amount due in respect of all Notes becoming due on that Maturity Date or the interest payment becoming due on that interest payment date.

6.2 Agent's bank

Payment by the relevant Issuer under Clause 6.1 (Payment on maturity or interest payment dates) will be made to such account of the Agent at such bank as the Agent may specify from time to time as follows in respect of Notes:-

(a) in the case of Sterling Notes, in same day value Sterling funds;

(b) in the case of Dollar Notes, in same day value Dollar funds;

(c) in the case of euro Notes, by transfer in same day value euro funds; and

(d) in the case of Notes denominated in any other currency, by transfer of freely transferable and same day value funds in that other currency by no later than such time as may be agreed between the relevant Issuer and the Agent.

6.3 Authorisation

(a) The Issuers hereby authorise and direct the Agent from the amounts paid to it under this Clause 6 to make all payments on the Notes presented to the Agent to the holder or holders of those Notes in accordance with the Notes and this Agreement.

(b) The Agent undertakes to make such payments provided that it has previously received actual payment from the relevant Issuer under Clause 6.1 (Payment on maturity or interest payment dates) in same day value funds in the relevant currency.

6.4 Agent as banker

The Agent shall be entitled to deal with moneys paid to it under this Agreement in the same manner as other moneys paid to it as a banker by its customers except that:

(a) it shall not be entitled to exercise any lien, right of set-off or similar claim in respect thereof or to combine or consolidate such moneys with other accounts;

(b) it shall not be liable to any person for interest on any sums held by it under this Agreement; and

(c) it shall not be required to segregate such moneys except as required by law.

6.5 Partial Payment

If the amount then due for payment in respect of any Notes is not paid in full (otherwise than by reason of a deduction required by law to be made), the Agent shall make a record of the shortfall on the relevant Note and the record shall, in the absence of manifest error, be *prima facie* evidence that the payment in question has not to that extent been made.

6.6 Notice of any withholding or deduction

(a) If the relevant Issuer is, in respect of any payment, compelled to withhold or deduct any amount for or on account of taxes, duties, assessments or governmental charges as specifically contemplated under the Notes, it shall give notice of that fact to the Agent as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Agent such information as it shall require to enable it to comply with the requirement.

(b) If the Agent is, in respect of any payment in respect of any Notes, compelled to withhold or deduct any amount for or on account of any taxes, duties, assessments or governmental charges as specifically contemplated under the Notes, other than arising under paragraph (a) above or by virtue of the relevant holder failing to satisfy any certification or other requirement in respect of its Notes, it shall give notice of that fact to the relevant Issuer as soon as it becomes aware of the compulsion to withhold or deduct.

7. INSUFFICIENT PAYMENT

7.1 No obligation

The Agent shall not be obliged to pay any amount due on any Note if it has not received by its Maturity Date or the relevant interest payment date the full amount payable on that Note, except that the Agent may make payment if it is satisfied that it will receive the full amount payable on the Note.

7.2 Payment by Agent

If the Agent has not received the full amount payable under any Note on its Maturity Date or the relevant interest payment date but receives, or is satisfied that it will receive, the full amount later, it may, in its sole discretion and in respect of which it is under no obligation, as paying agent of the relevant Issuer pay on behalf of that Issuer on and after each due date for payment the amount due to be paid on surrender of the Notes in accordance with their terms.

7.3 Reimbursement

If the Agent has made payment under Clause 7.2 (Payment by Agent), the relevant Issuer shall forthwith upon demand reimburse it for all amounts paid in anticipation of receipt of funds from the relevant Issuer together with interest on those amounts at such rate as it may certify to be the aggregate of 2% and its cost of funding any such payment made by it.

8. CANCELLATION, DESTRUCTION AND RECORDS

(a) The Agent will immediately cancel and from time to time destroy (unless otherwise instructed by the relevant Issuer) each Note presented to it for payment and paid in full.

(b) The Agent will provide each Issuer, on a monthly basis, with a certificate stating the aggregate principal amount and the serial numbers of the Notes which have been presented and paid.

(c) The Agent shall keep a full and complete record of all Notes, of all payments made and of their cancellation and destruction and make such record available at all reasonable times to each Issuer and to the Agent.

(d) The Agent shall keep and make available at all reasonable times to each Issuer a full and complete record of all Notes outstanding under the Programme.

9. DOCUMENTS

9.1 General

The Issuers shall provide to the Agent specimen Notes, copies of this Agreement and any other documents which the Agent may require.

9.2 Conditions precedent

Before the first issue of Notes, the Issuers shall supply to the Agent confirmation that all condition precedent documents required to be delivered under the Dealer Agreement have been delivered.

9.3 Deed of Covenant

The Issuers shall provide to the Agent the originals of the Deeds of Covenant, each of which will be held by the Agent on behalf of the persons having rights thereunder as provided therein. Copies of the Deeds of Covenant will be made available by the Agent as provided therein.

10. INDEMNITY

10.1 Issuer's indemnity

The Issuers will indemnify and keep indemnified the Agent against any loss, liability, cost, expense, claim, action or demand (including, but not limited to, all reasonable costs, legal fees, charges and expenses paid or incurred in disputing or defending any of the foregoing and including any applicable value added tax) which it may properly incur or which may be made against it, as a result of or in connection with its appointment or the exercise of the powers, discretions and authorities or performance of its duties under this Agreement, except such as may result from the Agent's own negligence, default, bad faith or that of its officers, employees or the Agent's failure to comply with its obligations under this Agreement.

10.2 Agent's indemnity

(a) The Agent shall severally indemnify and hold harmless the Issuers against any loss, liability, cost, expense, claim, action or demand (including, but not limited to, all reasonable costs, legal fees, charges and expenses paid or incurred in disputing or defending any of the foregoing and including any applicable value added tax) which the Issuers may incur or which may be made against any of them as a result of the Agent's own negligence, default, bad faith or that of its officers, employees or the Agent's failure to comply with its obligations under this Agreement.

(b) If any action shall be brought against the Issuers in respect of which indemnity may be sought from the Agent, the Issuers shall promptly notify the Agent and the Agent shall be entitled to assume the defence of the action at any time thereafter, including the employment of legal advisers after consultation with the Issuers, subject to the payment of all expenses by the Agent. The Issuers shall have the right to employ separate legal advisers in any such action and participate in the defence thereof, but the fees and expenses of such legal advisers shall be at the expense of the Issuers, unless the employment of such legal advisers has been specifically authorised by the Agent. The Agent shall not be liable in respect of any settlement of any such action effected without its consent, such consent not to be unreasonably withheld.

11. AGENCY

11.1 General

In acting under this Agreement and in connection with the Notes, the Agent shall act solely as banker for and agent of the Issuers and will not assume any obligations towards or relationship of agency or trust with any holder of any Note save that all funds held by the Agent for payments in respect of the Notes shall be held in an account with a separate reference. The Agent shall only be responsible for performance of the duties and obligations expressly imposed upon it under this Agreement.

11.2 Interest

Except as specifically agreed between an Issuer and the Agent from time to time, the Agent shall be under no liability for interest on any moneys received by it under this Agreement or under the Notes.

11.3 Other business

The Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with an Issuer as if it were not the Agent and without being liable to account for any profit from those transactions.

11.4 Unclaimed money

Monies paid by an Issuer to the Agent for payment of principal of, or interest (if applicable) on, any Notes which remain unclaimed at the end of six months after such principal or interest shall have become due and payable shall be repaid to the relevant Issuer.

12. GENERAL

12.1 Holders of Notes

The Agent shall (except as ordered by a court of competent jurisdiction or as required by law and unless the Agent has received any prior notice from the relevant Issuer to the contrary) be entitled to treat the holder of any Note as the absolute owner thereof and shall not be liable for so doing. Nothing in this Agreement shall prevent the Agent or any officer, employee or agent of the Agent from holding Notes for its own account. If it is also a holder of a Note, the Agent or person may exercise its rights and powers under the Notes as though it were not the Agent or an officer, employee or agent of the Agent.

12.2 Advisers

The Agent may consult with legal and other professional advisers selected in good faith and satisfactory to it and the Agent shall not be liable for any action taken or omitted to be taken in connection with this Agreement or the Notes in good faith, without negligence and in accordance with the advice given by those advisers.

12.3 Agent's protection

(a) The Agent shall be protected and shall incur no liability for any action taken, omitted or suffered when it has relied upon any instruction, request or order from an Issuer or any document reasonably believed by it to be genuine and to have been given, delivered, signed or sent by or on behalf of an Issuer.

(b) The Agent shall not be accountable or under any duty or responsibility for the use by the Agent in respect of any of the Notes completed and/or authenticated by it.

(c) The Agent shall not be accountable or under any duty or responsibility for the application by an Issuer of the proceeds of any Notes in the case of any default by that Issuer in the performance of its undertakings or agreements contained in this Agreement or any Notes (as the case may be), whether or not any of them has knowledge of such default, or in the case of the receipt of any written demand from a holder of any Note in respect of any such default,

including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings of law or otherwise or to make demands for the payment thereof upon that Issuer.

(d) The Agent shall not be responsible for, or liable, in respect of, the authorisation, validity or legality of any Note paid by it under this Agreement.

12.4 Representations and warranties

Each Issuer (for itself) represents, warrants, and undertakes that it has all necessary power and capacity to enter into and perform its obligations under this Agreement and that it has obtained or will obtain all necessary authorisations, consents and licences whatsoever to enable it to perform such obligations.

12.5 Filings

The Agent shall make all necessary notifications or filings to and with:

(a) the Bank of England; and

(b) (with its prior consent) any other central bank or regulatory authority.

12.6 Maximum Amount and Dealers

The Issuers shall notify the Agent of any change in the Maximum Amount of the Programme or any removal or appointment of Dealers under the Programme.

13. CHANGES IN AGENT

13.1 Agent

The Issuers agree that, subject to this Clause 13, until the later of;-

(a) the effective date of termination of the Dealer Agreement; or

(b) the date on which moneys for the payment of all Notes outstanding shall have been made available to the Agent,

there shall at all times be an Agent, which shall be a bank or trust company in good standing having an established place of business in London.

13.2 Resignation and termination

(a) The Agent may at any time resign by giving to the Issuers, and the Issuers may at any time terminate the appointment of the Agent by giving to the Agent, not less than 30 days' notice to that effect.

(b) No such resignation or termination in relation to the Agent shall take effect until a successor has been appointed. If the Agent has given notice of resignation and a successor Agent is not duly appointed by the date falling 10 days after the date of such notice, the outgoing Agent may itself appoint any reputable financial institution of good standing having a specified office in London as a successor Agent.

(c) The Issuers shall take such steps as may be appropriate to inform the Dealers of any resignation or termination.

13.3 Appointment of successor Agent

Upon the execution by the Issuers and any successor agent of an instrument effecting the appointment of a successor agent:-

(a) such successor agent shall, without further act, deed or conveyance, become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of its predecessor with like effect as if originally named as Agent under this Agreement;

(b) upon payment of unpaid expenses, the predecessor Agent shall become obliged to transfer, deliver or pay over, and the successor paying agent shall be entitled to receive, all moneys held by the predecessor Agent under this Agreement and the records referred to in Clause 8(c) (Cancellation, destruction and records); and

(c) upon payment of unpaid expenses, the predecessor Agent shall become obliged to deliver all records maintained by it in respect of the Notes and all Notes (if any) held by it in its capacity as Agent to the successor issue agent.

13.4 Mergers and acquisitions

(a) If the Agent merges with or is consolidated with, or sells or otherwise transfers all or substantially all the assets of its corporate trust business to any corporation, then (provided it shall be a responsible bank having an established place of business in London), on the date when the merger, consolidation or transfer becomes effective, that corporation shall become the successor to such agent under this Agreement without the execution or filing of any paper or any further act on the part of the parties to this Agreement, unless otherwise required by the Issuers.

(b) After that date all references in this Agreement to the Agent shall be deemed to be references to the relevant corporation.

13.5 Change of office

(a) Subject to paragraph (b) below, the Agent may change the address of its specified office to another office in the City of London by giving to the Issuers not less than 30 days' prior written notice to that effect and stating the address of the new office and the date upon which such changes are to take effect. The Issuers shall take such steps as may be appropriate to inform the Dealers of any change.

(b) No change of office relating to the Agent shall take effect in respect of any Note in issue and outstanding at the date such change would otherwise take effect, unless the Agent has taken reasonable steps to notify the holders of Notes in issue which are outstanding.

13.6 Continuing benefit

Upon its resignation or removal becoming effective, Clauses 10 (Indemnity) and 12 (General) shall continue to benefit the predecessor Agent for any action taken or not taken by it while it was the Agent under this Agreement.

14. COMMISSIONS, FEES AND EXPENSES

14.1 Fees

The Issuers shall pay to the Agent the commissions for its services under this Agreement as agreed in a separate letter dated on or about the date of this Agreement or such other letter as may supersede it.

14.2 Expenses

The Issuers shall also pay not later than 30 days after receipt of an account from the Agent all reasonable out-of-pocket expenses (including, without limitation, legal, advertising, cable and postage expenses) incurred by them in relation to their services under this Agreement, together with any value added tax which may be applicable.

14.3 Stamp duty

The Issuers will pay all stamp duties and other documentary taxes (including any penalties and interest), if any, to which this Agreement or any Note may be subject and will indemnify and hold harmless the Agent on demand from all liabilities arising from any failure to pay, or delay in paying, such duty or taxes.

15. COMMUNICATIONS

15.1 (a) Each communication to be made under this Agreement shall, unless otherwise agreed, be made by facsimile, letter or by telephone (and if by telephone, to be confirmed promptly by facsimile or letter).

(b) Any communication (unless made by facsimile or telephone) shall be made to the intended recipient and marked for the attention of the persons, or any one of them, at the relevant address from time to time designated by that party to the other parties for the purpose of this Agreement and shall be deemed to have been made upon delivery (in the case of any communication made by letter).

(c) Any communication to be made by facsimile shall be made to the intended recipient and marked for the attention of the persons, or any one of them, at the relevant facsimile number from time to time designated by that party to the other parties for the purpose of this Agreement and shall be deemed to have been received when transmission of that facsimile communication has been completed.

(d) Any communication to be made by telephone shall be made to the intended recipient at the relevant telephone number from time to time designated by that party to the other parties for the purposes of this Agreement and shall be deemed to have been received when made.

15.2 Notwithstanding clause 15.1, no communication made, other than a communication made under clause 3.2(b) of this Agreement, shall be treated as a valid communication unless signed by an authorised signatory as named in the Bank Mandate.

16. COUNTERPARTS

This Agreement may be signed in counterparts, all of which when taken together shall constitute a single agreement.

17. SEVERABILITY

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability in other jurisdictions of that or any other term of this Agreement.

18. RIGHTS OF THIRD PARTIES

A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

19. GOVERNING LAW

19.1 Governing Law

This Agreement and the Notes shall be governed by and construed in accordance with English law.

20. AMENDMENTS

This Agreement may be amended by agreement in writing between the parties hereto and without the consent of holders of the Notes, provided that:

(a) that amendment is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law; and

(b) that amendment shall not adversely affect the interests of the holders of such Notes.

Any such amendment shall be promptly notified to the Dealers by the Issuers.

IN WITNESS WHEREOF the parties have executed this Agreement on the date which first appears on page 1.

SCHEDULE 1

FORMS OF NOTE

Part I
Form of Multicurrency Global Note
(Interest Bearing/Discounted/Index-Linked)

The Issuer of this Global Note is [Issuer]. Repayment of the principal and payment of any interest or premium in connection with this Global Note has not been guaranteed.

The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S under the Securities Act.

[ISSUER]
(Incorporated in [ ])

No:.. Series No: ....

Issued in London on:....................................... Maturity Date: ....

Contractual Currency:..................................... Denomination(s):..

Principal Amount:[1] .... *(words and figures if a Sterling Note)*

Nominal Amount: [2].. *(words and figures if a Sterling Note)*

Calculation Agent:[2] .... *(Principal)*

Minimum Redemption Amount: £100,000[3] *(One hundred thousand pounds)*

Fixed Interest Rate: [4]..................% per annum

Margin: [5]..%

Calculation Agent:[5] .... *(Interest)*

Reference Banks:[5] ....

Interest Payment Dates:[6] ....

Reference Rate: LIBOR/EURIBOR:[7]

Interest Commencement Date:[8]

1. For value received, [Issuer] (the "**Issuer**") promises to pay to the bearer of this Global Note on the Maturity Date:

   (a) the above Principal Amount; or

---

1 Complete for Notes other than index linked Notes.

2 Complete for index linked Notes only.

3 Delete if not a Sterling Note.

4 Complete for fixed rate interest bearing Notes only.

5 Complete for floating rate interest bearing Notes only.

6 Complete for interest bearing Notes if interest is payable before Maturity Date.

7 Delete as appropriate. The Reference Date should always be LIBOR unless the Note is denominated in euro and the Issuer and the relevant Dealer agree EURIBOR should be used instead.

8 Complete for interest bearing Yen denominated Notes only.

(b) if this Global Note is index-linked, an amount (representing either principal or coupon) to be calculated by the Calculation Agent, in accordance with the redemption calculation, a copy of which is attached to this Global Note and is available for inspection at the office of the Agent referred to below,

together (in any case) with interest thereon at the rate and at the times (if any) specified herein. All such payments shall be made in accordance with an Agency Agreement dated 7th January, 2002 between, amongst others, the Issuer, and Deutsche Bank AG London (the "**Agent**"), a copy of which is available for inspection at the office of the Agent at Winchester House, 1 Great Winchester Street, London, EC2N 2DB, and subject to and in accordance with the terms and conditions set forth below. All such payments shall be made upon presentation and surrender of this Global Note at the office of the Agent referred to above by transfer to an account denominated in the Contractual Currency maintained by the bearer in the principal financial centre in the country of the Contractual Currency (or, in the case of a Global Note denominated or payable in euro in Paris, Brussels, Frankfurt or Luxembourg or any principal financial centre of a country which operates a clearing system in euro (the "**Payment Centre**")).

2. This Global Note is issued in representation of an issue of Notes in the aggregate Principal Amount or Nominal Amount specified above.

3. Except as required by law or regulation, all payments in respect of this Global Note shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom, the jurisdiction of incorporation of the Issuer or any jurisdiction through, in or from which such payments are made or any political subdivision or any taxing authority of or in any of the foregoing ("**Taxes**"). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by the bearer of this Global Note after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable:

(a) to, or to a third party on behalf of, the bearer of this Global Note or the holder or beneficial owner of any interest herein or rights in respect hereof where such deduction or withholding is required by reason of the bearer having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of this Global Note; or

(b) in respect of any deduction or withholding which would not have been required but for the presentation by the bearer of this Global Note for payment on a date more than 15 days after the Maturity Date or, if applicable, the relevant Interest Payment Date or (in either case) the date on which payment hereof is duly provided for, whichever occurs later; or

(c) to, or to a third party on behalf of, the bearer of this Global Note or the holder or beneficial owner of any interest herein or rights in respect hereof who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by

making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th November 2000 (the "**Directive**") or any law implementing or complying with, or introduced in order to conform to, the Directive.

4. If the Maturity Date or, if applicable, the relevant Interest Payment Date is not a Payment Business Day (as defined herein), payment in respect hereof will not be made and credit or transfer instructions shall not be given until the next following Payment Business Day (unless that date falls more than 364 days after the Issue Date, in which case payment shall be made on the immediately preceding Payment Business Day) and the neither bearer of this Global Note nor the holder or beneficial owner of any interest herein or rights in respect hereof shall be entitled to any interest or other sums in respect of such postponed payment. "**Payment Business Day**", as used herein, shall mean any day, other than a Saturday or a Sunday, on which (i) deposits in the relevant currency may be dealt in on the London interbank market, (ii) commercial banks are open for general business in London and in the place of payment for the relevant currency which in the case of Australian dollars shall be Melbourne and in the case of New Zealand dollars shall be Wellington, (iii) both Euroclear and Clearstream, Luxembourg or any relevant clearing system are operating and (iv) in relation to a payment to be made in euro, a day on which the TARGET system is operating credit or transfer instructions in respect of payments in euro (a "**euro Business Day**"), provided that if the Agent determines with the agreement of the Issuer that the market practice in respect of euro denominated internationally offered securities is different from that specified above, the above shall be deemed to be amended so as to comply with such market practice and the Agent shall procure that a notice of such amendment is published not less than 15 days prior to the date on which any payment in euros falls due to be made in such manner as the Agent may determine. "**TARGET**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system or any successor thereto.

5. This Global Note is negotiable and, accordingly, title hereto shall pass by delivery and the bearer shall be treated as being absolutely entitled to receive payment upon due presentation hereof (notwithstanding any notation of ownership or other writing thereon or notice of any previous loss or theft thereof).

6. This Global Note is issued in respect of an issue of Notes of the Issuer and is exchangeable in whole but not in part only for duly executed and authenticated bearer Notes in definitive form in the following circumstances, whether before, on or, subject as provided below, after the Maturity Date:

(a) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for a continuous period of 14 days or more (other than by reason of weekends or public holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; and/or

(b) default is made in payment of any sum under this Global Note;

(c) in the case of Sterling Global Notes, upon request by the bearer.

If an event in paragraph (a), (b) or (c) above occurs, the Issuer hereby undertakes that, upon presentation and surrender of this Global Note during normal business hours to the above offices of Deutsche Bank AG London acting as Issue Agent, the Issuer will bear all costs of and will procure the delivery to the bearer of duly executed and authenticated bearer definitive Notes in the relevant currency in an aggregate principal amount or nominal amount (as applicable) equal to the Principal Amount or Nominal Amount (as applicable) of this Global Note, such delivery to take place in the case of paragraph (a) or (c) above on surrender of this Global Note and such delivery to take place in the case of paragraph (b) above on a date not later than 5.00 p.m. (London time) on the tenth day after surrender of this Global Note.

7. If, for whatever reason, definitive Notes are not issued pursuant to the terms of this Global Note in full exchange for this Global Note before 5.00 p.m. (London time) on the tenth day after surrender, this Global Note (including the obligation hereunder to issue definitive Notes) will become void and the bearer will have no further rights under this Global Note (but without prejudice to the rights which the bearer or any other person may have under a Deed of Covenant dated 7th January, 2002 entered into by the Issuer).

8. If this is an interest bearing Global Note, then:

   (a) notwithstanding the provisions of paragraph 1 above, if any payment of interest in respect of this Global Note falling due for payment prior to the Maturity Date remains unpaid on the fifteenth day after falling so due, the amount referred to in paragraph 1 shall be payable on such fifteenth day; and

   (b) upon each payment of interest (if any) prior to the Maturity Date in respect of this Global Note, the Schedule hereto shall be duly completed by the Agent to reflect such payment.

9. If this is a fixed rate interest bearing Global Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

   (a) interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days or, if this Global Note is denominated in Sterling or if market practice so dictates (as determined by the Agent), 365 days at the Fixed Interest Rate, in each case at the Interest Rate specified above with the resulting figure being rounded to the nearest amount of the relevant currency which is available as legal tender in the country of the relevant currency; and

   (b) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is an "**Interest Period**" for the purposes of this paragraph.

10. If this is a floating rate interest bearing Global Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

(A) (a) in the case of a Global Note which specifies LIBOR as the Reference Rate, interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days or, if this Global Note is denominated in Sterling or if market practice so dictates (as determined by the Agent), 365 days at a rate (the "**Rate of Interest**") determined on the following basis:-

(i) on the first day of each Interest Period (for a Global Note denominated in Sterling) or, if this Global Note is denominated in euro, the second euro Business Day before the beginning of each Interest Period or, if this Global Note is denominated in any other currency the second London Business Day (as defined below) before the beginning of each Interest period (each a "**LIBOR Interest Determination Date**") the Calculation Agent will determine the offered rate for deposits in the Contractual Currency in the London interbank market for the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 or 3740 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for deposits in the Contractual Currency for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(ii) if on any LIBOR Interest Determination Date for any reason such offered rate is unavailable, the Calculation Agent will request each of the Reference Banks to provide its offered quotation to leading banks in the London interbank market for deposits in the Contractual Currency for a duration approximately equal to the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest four decimal places) of such quotations (if two or more are so provided), as determined by the Calculation Agent; and

(iii) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (i) or (ii) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (i) or (ii) above shall have applied;

(b) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date, determine the Rate of

Interest and calculate the amount of interest payable (the "**Amount of Interest**") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each Denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360 or, if this Global Note is denominated in Sterling or if market practice so dictates (as determined by the Agent), by 365 and rounding the resulting figure to the nearest amount of the Contractual Currency which is available as legal tender in the country of the Contractual Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent shall (in the absence of manifest error or fraud) be final and binding upon all parties;

(c) as used above, "**London Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

(B) (a) in the case of a Global Note which specifies EURIBOR as the Reference Rate, interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days at a rate (the "**Rate of Interest**") determined on the following basis:-

(i) on the second euro Business Day (as defined in paragraph 4 above) before the beginning of each Interest Period (each a "**EURIBOR Interest Determination Date**") the Calculation Agent will determine the European Interbank Offered Rate for deposits in euro for the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 248 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying European Interbank Offered Rates of prime banks in the euro-zone (as defined below) for deposits in euro for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(ii) if on any EURIBOR Interest Determination Date for any reason such offered rate is unavailable, the Calculation Agent will request the principal euro-zone office of each of the Reference Banks to provide its offered quotation to leading banks in the euro-zone interbank market for deposits in euro for a duration approximately equal to the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. The Rate of Interest for such EURIBOR Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive

number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest four decimal places) of such quotations (if two or more are so provided), as determined by the Calculation Agent; and

(iii) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (i) or (ii) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (i) or (ii) above shall have applied;

for the purposes of this Global Note, "**euro-zone**" means the region comprised of the countries whose lawful currency is the euro; and

(b) the Calculation Agent will, as soon as practicable after 11.00 a.m. (Brussels time) on each EURIBOR Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "**Amount of Interest**") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each Denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360, and rounding the resulting figure to the nearest amount of the Contractual Currency which is available as legal tender in the country of the Contractual Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent shall (in the absence of manifest error or fraud) be final and binding upon all parties;

(C) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall be conclusive and binding as between the Issuer and the bearer hereof;

(D) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is called an "**Interest Period**" for the purposes of this paragraph; and

(E) the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be given as soon as practicable after the determination of the Rate of Interest. Such notice will be delivered to Euroclear and/or Clearstream, Luxembourg or if this Global Note has been exchanged for bearer Definitive Notes will be delivered to the bearer of this Global Note or, if that is not possible, it will be published in the ***Financial Times*** or in another leading London daily newspaper.

11. If the proceeds of this Global Note are accepted in the United Kingdom:

(a) the Principal Amount or Minimum Redemption Amount (as applicable) shall be not less than £100,000;

(b) the Issuer confirms that repayment of the principal and payment of any interest or premium in connection with this Note has not been guaranteed.

12. If this Global Note is denominated in Japanese Yen, instructions for payment must be received at the office of the Agent together with this Global Note at least two business days (which shall be days on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and Tokyo) prior to the relevant payment date.

13. If this Global Note is denominated in any currency other than United States dollars or any other currency specified in paragraph 12 above or as agreed, instructions for payment must be received at the office of the Agent together with this Global Note at least one business day (which shall be a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and in the principal financial centre in the country of the relevant currency) prior to the relevant payment date.

14. The payment obligation of the Issuer represented by this Global Note constitutes and shall at all times constitute an unsecured obligation of the Issuer, ranking pari passu with all present and future unsecured and unsubordinated indebtedness of the Issuer, including any guarantees given by the Issuer, other than obligations preferred by mandatory provisions of law.

15. This Global Note shall not be validly issued unless manually authenticated by Deutsche Bank AG London as Issue Agent.

16. This Global Note is governed by, and shall be construed in accordance with English law.

17. No rights are conferred on any person under the Contracts (Rights or Third Parties) Act 1999 to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

Signed in facsimile on behalf of
[ISSUER]

By:
(Authorised Signatory)

AUTHENTICATED by
Deutsche Bank AG London
without recourse, warranty or liability
and for authentication purposes only

By:
(Authorised Signatory)

By:
(Authorised Signatory)

SCHEDULE

Payments of Interest

The following payments of interest in respect of this Global Note have been made:

Date Made	Payment From	Payment To	Amount Paid	Notation on behalf of Agent

Pro forma Redemption Calculation
(Index-linked Global Note)

This is the Redemption Calculation relating to the attached index-linked Global Note:

Calculation Date:

Calculation Agent:

Minimum Redemption Amount (per Note):	£100,000 (for Sterling or UK Accepted Notes only)
Redemption Amount:	to be calculated by the Calculation Agent as follows:
	[Insert particulars of index and redemption calculation]
	[Indicate whether the calculation refers to principal or coupon]

Confirmed:

For [ISSUER]

Note: The Calculation Agent is required to notify the Agent for the Notes of the Redemption Amount immediately upon completing its calculation of the same.

Part II

Form of Multicurrency Definitive Note (non-Sterling)
(Interest Bearing/Discounted/Index-Linked)

The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S under the Securities Act.

[ISSUER]
(Incorporated in [ ])

No:...Series No:...

Issued in London on:.............................. Maturity Date:..

Contractual Currency:................................ Principal Amount:[1]..................................

Nominal Amount:[2] .... Calculation Agent:[2].................................. (Principal)

Fixed Interest Rate:[3] %.per annum... Margin:[4] ....

Calculation Agent:[4] (Interest)... Reference Banks:[4].....................................

Interest Payment Dates:[5] .... Reference Rate: LIBOR/EURIBOR:[6]

Interest Commencement Date:[7]

1. For value received, [Issuer] (the "**Issuer**") promises to pay to the bearer of this Note on the Maturity Date:

   (a) the above Principal Amount; or

---

1 Complete for Notes other than index linked Notes.

2 Complete for index linked notes only.

3 Complete for fixed rate interest bearing Notes only.

4 Complete for floating rate interest bearing Notes only.

5 Complete for interest bearing Notes if interest is payable before Maturity Date.

6 Delete as appropriate. the Reference Rate should always be LIBOR unless the Note is denominated in euro and the Issuer and the relevant Dealer agree EURIBOR should be used instead.

7 Complete for interest bearing Yen denominated Notes only.

(b) if this Note is index-linked, an amount (representing either principal or coupon) to be calculated by the Calculation Agent, in accordance with the redemption calculation, a copy of which is attached to this Note and is available for inspection at the office of the Agent referred to below;

together (in any case) with interest thereon at the rate and at the times (if any) specified herein. All such payments shall be made in accordance with an Agency Agreement dated 7th January, 2002 between, amongst others, the Issuer, and Deutsche Bank AG, London (the "**Agent**"), a copy of which is available for inspection at the office of the Agent at Winchester House, 1 Great Winchester Street, London, EC2N 2DB, and subject to and in accordance with the terms and conditions set forth below. All such payments shall be made upon presentation and surrender of this Note at the office of the Agent referred to above by transfer to an account denominated in the Contractual Currency maintained by the bearer in the principal financial centre in the country of the Contractual Currency (or, in the case of a Note denominated or payable in euro, in Paris, Brussels, Frankfurt or Luxembourg or any principal financial centre of a country which operates a clearing system in euro (the "**Payment Centre**")).

2. Except as required by law or regulation, all payments in respect of this Note shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom, the jurisdiction of incorporation of the Issuer or any jurisdiction through, in or from which such payments are made or any political subdivision or any taxing authority of or in any of the foregoing ("**Taxes**"). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by the bearer of this Note after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable:

(a) to, or to a third party on behalf of, the bearer of this Note or the holder or beneficial owner of any interest herein or rights in respect thereof where such deduction or withholding is required by reason of the bearer having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of this Note; or

(b) in respect of any deduction or withholding which would not have been required but for the presentation by the bearer of this Note for payment on a date more than 15 days after the Maturity Date or, if applicable, the relevant Interest Payment Date or (in either case) the date on which payment hereof is duly provided for, whichever occurs later; or

(c) to, or to a third party on behalf of, the bearer of this Note or the holder or beneficial owner of any interest herein or rights in respect hereof who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th November 2000 (the "**Directive**") or any law implementing or complying with, or introduced in order to conform to, the Directive.

3. If the Maturity Date or, if applicable, the relevant Interest Payment Date is not a Payment Business Day (as defined herein), payment in respect hereof will not be made and credit or transfer instructions shall not be given until the next following Payment Business Day (unless that date falls more than 364 days after the Issue Date, in which case payment shall be made on the immediately preceding Payment Business Day) and neither the bearer of this Note nor the holder or beneficial owner of any interest herein or rights in respect hereof shall be entitled to any interest or other sums in respect of such postponed payment. "**Payment Business Day**", as used herein, shall mean any day, other than a Saturday or a Sunday, on which (i) deposits in the relevant currency may be dealt in on the London interbank market, (ii) commercial banks are open for general business in London and in the place of payment for the relevant currency which in the case of Australian dollars shall be Melbourne and in the case of New Zealand dollars shall be Wellington, (iii) both Euroclear and Clearstream, Luxembourg or any relevant clearing system are operating and (iv) in relation to a payment to be made in euro, a day on which the TARGET system is operating credit or transfer instructions in respect of payments in euro (a "**euro Business Day**"), provided that if the Agent determines with the agreement of the Issuer that the market practice in respect of euro denominated internationally offered securities is different from that specified above, the above shall be deemed to be amended so as to comply with such market practice and the Agent shall procure that a notice of such amendment is published not less than 15 days prior to the date on which any payment in euro falls due to be made in such manner as the Agent may determine. "**TARGET**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system or any successor thereto.

4. This Note is negotiable and, accordingly, title hereto shall pass by delivery and the bearer shall be treated as being absolutely entitled to receive payment upon due presentation hereof (notwithstanding any notation of ownership or other writing thereon or notice of any previous loss or theft thereof).

5. If this is an interest bearing Note, then:

(a) notwithstanding the provisions of paragraph 1 above, if any payment of interest in respect of this Note falling due for payment prior to the Maturity Date remains unpaid on the fifteenth day after falling so due, the amount referred to in paragraph 1 shall be payable on such fifteenth day; and

(b) upon each payment of interest (if any) prior to the Maturity Date in respect of this Note, the Schedule hereto shall be duly completed by the Agent to reflect such payment.

6. If this is a fixed rate interest bearing Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

(a) interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis

of the actual number of days in such Interest Period and a year of 360 days (unless market practice so dictates otherwise) at the Fixed Interest Rate, in each case at the Interest Rate specified above with the resulting figure being rounded to the nearest amount of the relevant currency which is available as legal tender in the country of the relevant currency; and

(b) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is an "**Interest Period**" for the purposes of this paragraph.

7. If this is a floating rate interest bearing Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

(A) (a) in the case of a Note which specifies LIBOR as the Reference Rate, interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days (unless market practice dictates otherwise) at a rate (the "**Rate of Interest**") determined on the following basis:-

(i) on the second London Business Day (as defined below) before the beginning of each Interest Period or if this Note is denominated in euro, the second euro Business Day before the beginning of each Interest Period (each a "**LIBOR Interest Determination Date**") the relevant Calculation Agent named above will determine the offered rate for deposits in the Contractual Currency in the London interbank market for the Interest Period concerned as at 11.00 a.m.(London time) on the LIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 or 3740 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for deposits in the Contractual Currency for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(ii) if on any LIBOR Interest Determination Date for any reason such offered rate is unavailable, the Calculation Agent will request each of the Reference Banks to provide its offered quotation to leading banks in the London interbank market for deposits in the Contractual Currency for a duration approximately equal to the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest four decimal places) of such

quotations (if two or more are so provided), as determined by the Calculation Agent; and

(iii) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (i) or (ii) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (i) or (ii) above shall have applied;

(b) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "**Amount of Interest**") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each Denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360 (unless market practice determines otherwise) and rounding the resulting figure to the nearest amount of the Contractual Currency which is available as legal tender in the country of the Contractual Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent shall (in the absence of manifest error or fraud) be final and binding upon all parties;

(B) (a) If this note specifies EURIBOR as the Reference Rate, interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days at a rate (the "**Rate of Interest**") determined on the following basis:-

(i) on the second euro Business Day (as defined in paragraph 3 above) before the beginning of each Interest Period (each a "**EURIBOR Interest Determination Date**") the relevant Calculation Agent will determine the European Interbank Offered Rate for deposits in euro for the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 248 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying European Interbank Offered Rates of prime banks in the euro-zone (as defined below) for deposits in euro for a duration equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(ii) if on any EURIBOR Interest Determination Date for any reason such offered rate is unavailable, the Calculation Agent will request the principal euro-zone office of each of the Reference Banks to provide its offered quotation to leading banks in the euro-zone interbank market for deposits in euro for a duration approximately equal to the Interest Period concerned as at 11.00 a.m. (Brussels time) on the

Interest Determination Date in question. The Rate of Interest for such EURIBOR Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest four decimal places) of such quotations (if two or more are so provided), as determined by the Calculation Agent; and

(iii) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (i) or (ii) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (i) or (ii) above shall have applied; and

for the purposes of this Note "**euro-zone**" means the region comprised of the countries whose lawful currency is the euro.

(b) the Calculation Agent will, as soon as practicable after 11.00 a.m. (Brussels time) on each EURIBOR Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "**Amount of Interest**") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal or Nominal Amount (as applicable) of one Note of each Denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360, and rounding the resulting figure to the nearest amount of the Contractual Currency which is available as legal tender in the country of the Contractual Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent shall (in the absence of manifest error or fraud) be final and binding upon all parties.

(C) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall be conclusive and binding as between the Issuer and the bearer hereof;

(D) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is called an "**Interest Period**" for the purposes of this paragraph; and

(E) the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be published as soon as practicable after the determination of the Rate of Interest. Such notice will be delivered to the bearer of this Note or, if that is not possible, it will be published in the ***Financial Times*** or in another leading London daily newspaper.

8. If this Note is denominated in Japanese Yen instructions for payment must be received at the office of the Paying Agent referred to above together with this Note at least two business days (which shall be days on which commercial banks and foreign exchange markets settle

payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and Tokyo prior to the relevant payment date.

9. If this note is denominated in any currency other than United States dollars or any other currency specified in paragraph 8 above, instructions for payment must be received at the office of the Agent together with this Note at least one business day (which shall be a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and in the principal financial centre in the country of the relevant currency) prior to the relevant payment date.

10. The payment obligations of the Issuer represented by this Note constitute and shall at all times constitute an unsecured obligation of the Issuer, ranking pari passu with all present and future unsecured and unsubordinated indebtedness of the Issuer, including any guarantees given by the Issuer, other than obligations preferred by mandatory provisions of law.

11. This Note shall not be validly issued unless manually authenticated by Deutsche Bank AG London as Issue Agent.

12. This Note is governed by, and shall be construed in accordance with, English law.

13. No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

Signed in facsimile on behalf of
[ISSUER]

By:
(Authorised Signatory)

AUTHENTICATED
by Deutsche Bank London AG
without recourse, warranty or liability
and for authentication purposes only

By:
(Authorised Signatory)

[By:
(Authorised Signatory)]

SCHEDULE

Payments of Interest

The following payments of interest in respect of this Note have been made:

Date Made	Payment From	Payment To	Amount Paid	Notation on behalf of Agent

Pro-forma Redemption Calculation
(Index Linked Note)

This is the Redemption Calculation relating to the attached index-linked Note:

Calculation Date:

Calculation Agent:

Redemption Amount	to be calculated by the Calculation Agent as follows: [Insert particulars of index and redemption calculation] [Indicate whether the calculation refers to principal or coupon]

Confirmed:

....

For [ISSUER]

Note: The Calculation Agent is required to notify the Agent for the Notes of the Redemption Amount immediately upon completing its calculation of the same.

Part III

Form of Sterling Definitive Note
(Interest Bearing/Discounted/Index-Linked)

The Issuer of this Note is [Issuer]. Repayment of the principal and payment of any interest or premium in connection with this Note has not been guaranteed.

The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S under the Securities Act.

[ISSUER]
(Incorporated in [ ])

No:.. Series No:..

Issued in London on:................................ Maturity Date:......................................

Principal Amount:[1] £[ ] ([words]) Nominal Amount:[2] .... (words and figures)

Calculation Agent:[2] .... (Principal) Minimum Redemption Amount: £100,000 (*One hundred thousand pounds*)

Fixed Interest Rate:[3] ....% per annum Margin:[4] ....%

Calculation Agent:[4] .... (Interest) Reference Banks:[4] ....

Interest Payment Dates:[5] ....

1. For value received, [Issuer] (the "Issuer") promises to pay to the bearer of this Note on the Maturity Date:

---

1 Complete for Notes other than index linked Notes.
2 Complete for index linked Notes only.
3 Complete for fixed rate bearing Notes only.
4 Complete for floating rate interest bearing Notes only.
5 Complete for interest bearing Notes if interest is payable before Maturity Date.

(a) the above Principal Amount; or

(b) if this Note is index-linked, an amount (representing either principal or coupon) to be calculated by the Calculation Agent, in accordance with the redemption calculation, a copy of which is attached to this Note and is available for inspection at the office of the Agent referred to below,

together (in any case) with interest thereon at the rate and at the times (if any) specified herein. All such payments shall be made in accordance with an Agency Agreement dated 7th January, 2002 between, amongst others, the Issuer and Deutsche Bank AG London (the "**Agent**"), a copy of which is available for inspection at the office of the Agent at Winchester House, 1 Great Winchester Street, London, EC2N 2DB, and subject to and in accordance with the terms and conditions set forth below and/or printed on the reverse of this Note. All such payments shall be made upon presentation and surrender of this Note at the office of the Agent referred to above by transfer to a Sterling account maintained by the bearer in London.

2. Except as required by law, or regulation, all payments in respect of this Note shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom, the jurisdiction of incorporation of the Issuer or any jurisdiction through, in or from which such payments are made or any political subdivision or any taxing authority of or in any of the foregoing ("**Taxes**"). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by the bearer of this Note after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable:

(a) to, or to a third party on behalf of, the bearer of this Note or the holder or beneficial owner of any interest herein or rights in respect hereof where such deduction or withholding is required by reason of the bearer, holder or owner having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of this Note; or

(b) in respect of any deduction or withholding which would not have been required but for the presentation by the bearer of this Note for payment on a date more than 15 days after the Maturity Date or, if applicable, the relevant Interest Payment Date or (in either case) the date on which payment hereof is duly provided for, whichever occurs later; or

(c) to, or to a third party on behalf of, the bearer of this Note or the holder or beneficial owner of any interest herein or rights in respect hereof who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th

November 20000 (the "**Directive**") or any law implementing or complying with, or introduced in order to conform to, the Directive.

3. If the Maturity Date or, if applicable, the relevant Interest Payment Date is not a Payment Business Day (as defined herein), payment in respect hereof will not be made and credit or transfer instructions shall not be given until the following Payment Business Day (unless that date falls more than 364 days after the Issue Date, in which case payment shall be made on the immediately preceding Payment Business Day) and neither the bearer of this Note nor the holder or beneficial owner of any interest herein or rights in respect hereof shall be entitled to any interest or other sums in respect of such postponed payment. "**Payment Business Day**", as used herein, shall mean any day, other than a Saturday or a Sunday, on which (i) deposits in Sterling may be dealt in on the London interbank market and (ii) commercial banks are open for business in London and in the place of payment which in the case of Australian dollars shall be Melbourne and in the case of New Zealand dollars shall be Wellington.

4. This Note is negotiable and, accordingly, title hereto shall pass by delivery and the bearer shall be treated as being absolutely entitled to receive payment upon due presentation hereof (notwithstanding any notation of ownership or other writing thereon or notice of any previous loss or theft thereof).

5. The Principal Amount or Minimum Redemption Amount (as applicable) shall be not less than £100,000. The Issuer confirms that repayment of the principal and payment of any interest or premium in connection with this Note has not been guaranteed;

6. Instructions for payment by the Issuer must be received at the office of the Agent together with this Note at least one business day (which shall be a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London) prior to the relevant payment date.

7. The payment obligations of the Issuer represented by this Note constitute and shall at all times constitute an unsecured obligation of the Issuer, ranking pari passu with all present and future unsecured and unsubordinated indebtedness of the Issuer, including any guarantees given by the Issuer, other than obligations preferred by mandatory provisions of law.

8. This Note shall not be validly issued unless manually authenticated by Deutsche Bank AG London as Issue Agent.

9. This Note is governed by, and shall be construed in accordance with, English law.

10. No rights are conferred on any person under the contracts (Rights of Third Parties) Act 1999 to enforce any turn of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

Signed in facsimile on behalf of
[ISSUER]

By:
(Authorised Signatory)

AUTHENTICATED by
Deutsche Bank AG London
Without recourse, warranty or liability
And for authentication purposes only

By:
(Authorised Signatory)

By:
(Authorised Signatory)

[On the Reverse]

(A) If this is an interest bearing Note, then:

(a) notwithstanding the provisions of paragraph 1 above, if any payment of interest in respect of this Note falling due for payment prior to the above-mentioned Maturity Date remains unpaid on the fifteenth day after falling so due, the amount referred to in part (a) or (b) (as the case may be) of paragraph 1 shall be payable on such fifteenth day; and

(b) upon each payment of interest (if any) prior to the Maturity Date in respect of this Note, the Schedule hereto shall be duly completed by the Agent to reflect such payment.

(B) If this is a fixed rate interest bearing Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

(a) interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 365 days at the Fixed Interest Rate specified above with the resulting figure being rounded to the nearest penny; and

(b) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is an "**Interest Period**" for the purposes of this paragraph.

(C) If this is a floating rate interest bearing Note, interest shall be calculated on the Principal Amount or Nominal Amount (as applicable) as follows:

(a) interest shall be payable on the Principal Amount or Nominal Amount (as applicable) in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 365 days at a rate (the "**Rate of Interest** ") determined on the following basis:-

(i) on the first day of each Interest Period (each the "**Interest Determination Date**") the relevant Calculation Agent named above will determine the offered rate for sterling deposits in the London interbank market for the Interest Period concerned as at 11.00 a.m. (London time) on the Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for Sterling deposits for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(ii) if on any Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request each of the Reference Banks to provide its offered quotation to leading banks in the London interbank market for sterling deposits for a duration approximately equal to the Interest Period concerned as at 11.00 a.m. (London time) on the Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest four decimal places) of such quotations (if two are so provided), as determined by the Calculation Agent; and

(iii) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (i) or (ii) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (i) or (ii) above shall have applied;

(b) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "**Amount of Interest**") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 365 and rounding the resulting figure to the nearest penny (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent named above shall (in the absence of manifest error or fraud) be final and binding upon all parties;

(c) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall be conclusive and binding as between the Issuer and the bearer hereof;

(d) the period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date is called an "**Interest Period**" for the purposes of this paragraph; and

(e) the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be published as soon as practicable after the determination of the Rate of Interest. Such notice will be delivered to the bearer of this Note or, it that is not possible, it will be published in the ***Financial Times*** or in another leading London daily newspaper.

SCHEDULE

Payments of Interest

The following payments of interest in respect of this Note have been made:

Date Made	Payment From	Payment To	Amount Paid	Notation on behalf of Agent

Pro-forma Redemption Calculation
(Index Linked Note)

This is the Redemption Calculation relating to the attached index-linked Note:

Calculation Date:

Calculation Agent:

Minimum Redemption Amount (per Note):	£100,000
Redemption Amount:	to be calculated by the Calculation Agent as follows: [Insert particulars of index and redemption calculation] [Indicate whether the calculation refers to principal or coupon]

Confirmed:

....

For [ISSUER]

Note: The Calculation Agent is required to notify the Agent for the Notes of the Redemption Amount immediately upon completing its calculation of the same.

SCHEDULE 2

Form of Notification to Agent by Issuer

To: [ ]

Attention:

Re: [ISSUER]
[AMOUNT] Euro-Commercial Paper Programme

This notification is given by the undersigned Issuer to the Agent pursuant to Clause 3.2 of the Agency Agreement dated [ ] (the "**Agency Agreement**") between the Issuers and the Agent relating to the Programme.

Terms defined in the dealer agreement dated [ ] (the "**Dealer Agreement**") between the Issuers and the Arranger and Dealers named therein relating to the Programme have the same meanings herein.

We hereby confirm our telephone instructions to prepare, complete, authenticate and issue [Definitive/Global]* Notes (in accordance with the terms of the Agency Agreement) and instruct you to:-

** (A) Credit account of [name of Dealer] with [Euroclear/Clearstream, Luxembourg]* with the following underlying Notes:

(a) Currency and Amount: [ ]

(b) Issue Date: [ ]

(c) Maturity Date: [ ]

(d) Purchase yield: [ ]

(e) Interest rate (if interest bearing): [ ]

(f) Other details: [ ]

against payment of [ ].

(B) Hold the following Definitive Notes available for collection by [name of Dealer]:

(a) Currency and Amount: [ ]

(b) Issue Date: [ ]

* Delete as appropriate

** A separate confirmation is to be sent in respect of each Dealer to which Notes are to be issued. Repeat this information (numbering consecutively) if Notes of more than one Tenor are to be issued to a Dealer.

(c) Maturity Date: [ ]

(d) Purchase yield: [ ]

against an undertaking from such Dealer or of the paying bank for such Dealer to make payment of [ ] on the Issue Date.

Date:

[ISSUER]

By:

SIGNATORIES

Issuer

UNITED UTILITIES PLC

By: Thomas Fallon

Dawson House
Great Sankey
Warrington
WA5 3LW

Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

Issuer

UNITED UTILITIES WATER PLC

By: Thomas Fallon

Dawson House
Great Sankey
Warrington
WA5 3LW

Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

Issuer

UNITED UTILITIES ELECTRICITY PLC

By: Thomas Fallon

Dawson House
Great Sankey
Warrington
WA5 3LW

Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

Agent

DEUTSCHE BANK AG LONDON

By: Rachel Harvey David Goodchild

Winchester House
1 Great Winchester Street
London
EC2N 2DB
Telephone: +44 207 545 8000
Fax: +44 207 547 5782
Contact: Corporate Trust and Agency Services

CONFORMED COPY

UNITED UTILITIES PLC

and

UNITED UTILITIES ELECTRICITY PLC

and

UNITED UTILITIES WATER PLC

as Issuers

and

DEUTSCHE BANK AG LONDON

as Arranger

and

BARCLAYS BANK PLC

CITIBANK INTERNATIONAL plc

DEUTSCHE BANK AG LONDON

THE ROYAL BANK OF SCOTLAND PLC

as Dealers

AMENDED AND RESTATED DEALER AGREEMENT

relating to a U.S.$1,500,000,000

Euro-commercial paper programme

Dated 7th January, 2002

ALLEN & OVERY

London

CONTENTS

THIS AGREEMENT is made on 7th January, 2002

BETWEEN:

(1) UNITED UTILITIES PLC (registered number 2366616) ("**UU**");

(2) UNITED UTILITIES ELECTRICITY PLC (formerly known as NORWEB plc) (registered number 2366949) ("**UUE**");

(3) UNITED UTILITIES WATER PLC (registered number 2366678) ("**UUW**"); and

(4) BARCLAYS BANK PLC, CITIBANK INTERNATIONAL plc ("**CIP**"), DEUTSCHE BANK AG LONDON ("**DBL**") and THE ROYAL BANK OF SCOTLAND PLC ("**RBS**").

WHEREAS

(A) The parties hereto (except Citibank International plc, Deutsche Bank AG London and The Royal Bank of Scotland plc), together with North West Water Finance PLC ("**NWW**"), Barclays Bank PLC, Frankfurt Branch, J.P. Morgan GmbH, J.P. Morgan Securities Ltd, Natwest Capital Markets Limited (as agent for National Westminster Bank Plc), National Westminster Bank Plc, Frankfurt Branch, Schweizerischer Bankverein (Deutschland) AG and Swiss Bank Corporation, entered into a dealer agreement dated 17th March, 1998 (the "**Original Dealer Agreement**") in respect of the US$1,500,000,000 Euro-commercial paper programme (the "**Programme**") established by the Issuers (as defined below) and NWW.

(B) The parties hereto have agreed to amend and restate the Original Dealer Agreement as set out in this Agreement.

(C) NWW shall cease to be an Issuer and UUW and UU shall cease to be guarantors in respect of the Programme. UUW shall become an Issuer in respect of the Programme. Schweizerischer Bankverein (Deutschland) AG and Swiss Bank Corporation shall cease to be Arrangers under the Programme and Deutsche Bank AG London shall be the sole Arranger in their place.

(D) This Agreement amends and restates the Original Dealer Agreement. Any Notes issued under the Programme on or after the date hereof shall have the benefit of this Agreement.

(E) Barclays Bank PLC, Frankfurt Branch, J.P. Morgan GmbH, J.P. Morgan Securities Ltd., Natwest Capital Markets Limited (as agent for National Westminster Bank Plc), National Westminster Bank Plc, Frankfurt Branch, Schweizerischer Bankverein (Deutschland) AG and Swiss Bank Corporation have resigned as Dealers under the Programme and CIP, DBL and RBS are appointed as Dealers under the Programme. CIP, DBL and RBS undertake for the benefit of each of the Issuers and each of the other Dealers to perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Original Dealer Agreement. In consideration thereof the Issuers confirm that with effect from the date hereof CIP, DBL and RBS shall be vested with all authority, rights, powers, duties and obligations of a Dealer as if originally named as a Dealer under the Original Dealer Agreement.

IT IS AGREED as follows:

1. DEFINITIONS

1.1 In this Agreement:

"**Additional Dealer**" means any institution appointed as a Dealer in accordance with Clause 8.2 (Appointment of Dealers);

"**Agency Agreement**" means the issue and paying agency agreement, dated on or about the date of this Agreement, between the Issuers and the Issue and Paying Agent, providing for the issue of and payment on the Notes;

"**Arranger**" means Deutsche Bank AG London;

"**Business Day**" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle business and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London;

"**Clearing System**" means Clearstream, Luxembourg, Euroclear or any other recognised clearing system from time to time agreed between the Dealers and the Issuers;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme;

"**Dealers**" means Barclays Bank PLC, Citibank International plc, Deutsche Bank AG London and The Royal Bank of Scotland plc together with any Additional Dealer but excluding any institution whose appointment has been terminated under Clause 8.1 and references to a "**relevant Dealer** "in relation to any issue of Notes shall be references to the Dealer with which the relevant Issuer has agreed the issue of such Notes;

"**Dealer Accession letter**" means a letter substantially in the form of Schedule 4, delivered to the Additional Dealer in accordance with Clause 8.2 (Appointment of Dealers);

"**Deed of Covenant**" means a Deed of Covenant, dated the date hereof, executed by an Issuer in respect of the relevant Global Notes issued by that Issuer pursuant to the Agency Agreement;

"**Definitive Note**" means a Note, security printed or otherwise, issued by an Issuer in definitive bearer form;

"**Disclosure Document**" means at any particular date, (a) the Information Memorandum, (b) the most recently published annual audited consolidated financial statements of an Issuer, (c) any other document delivered by an Issuer to one or more of the Dealers which such Issuer has expressly authorised to be distributed to actual or potential purchasers of Notes and (d) any announcement made by an Issuer to the UK Listing Authority or the London Stock Exchange which has been copied to the Dealers;

"**Dollars**" and "**U.S.$**" denote the lawful currency of the United States of America and "**Dollar Note**" means a Note denominated in Dollars;

"**euro**" and "**€**" denote the single currency of those member states of the European Union participating in European Monetary Union from time to time; and "**euro Note**" means a Note denominated in euro;

"**Euroclear**" means Euroclear Bank S.A./N.V., as operator of the Euroclear System;

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**FSMA**" means the Financial Services and Markets Act 2000;

"**Global Note**" means a bearer promissory Note of an Issuer in global form, representing an issue of promissory notes with the same issue date and maturity date which may be issued from time to time by the relevant Issuer pursuant to the Agency Agreement, substantially in the form of Part 1 of Schedule 1 of the Agency Agreement;

"**Index Linked Note**" means a Note issued by an Issuer, the redemption or coupon amount of which is not fixed at the time of issue, but which is to be calculated in accordance with such formula or other arrangement as is agreed between the relevant Issuer and the relevant Dealer at the time of agreeing the relevant Note transaction;

"**Information Memorandum**" means the most recently published information memorandum, as the same may be amended, restated, supplemented or superseded from time to time, containing information about the Issuers and the Notes, and including information incorporated therein by reference, the text of which has been prepared by or on behalf of the Issuers for use by the Dealers in connection with the transactions contemplated by this Agreement;

"**Issue and Paying Agent**" means Deutsche Bank London AG, acting as Issue Agent and as Paying Agent (each as defined in the Agency Agreement) and any successor issue agent and paying agent appointed in accordance with the Agency Agreement;

"**Issue Date**" means, in relation to any Note, the date for the issue of that Note as agreed between the Issuer and the relevant Dealer;

"**Issuer**" means each of UU, UUE and UUW, in its capacity as an issuer of Notes pursuant to this Agreement and the Agency Agreement (together the "**Issuers**"); and references to the "**relevant Issuer**" shall, in relation to any issue of Notes, be references to the Issuer which is, or is intended to be, the issuer of such Notes pursuant to Clause 2.2 hereof;

"**London Stock Exchange**" means the London Stock Exchange plc or such other body to which its functions have been transferred;

"**Note**" means a bearer promissory note of the relevant Issuer purchased or to be purchased by a Dealer under this Agreement, in global form or in definitive form, in the relevant form set out in Schedule 1 to the Agency Agreement or such other form as may be agreed from time to time between the relevant Issuer, the relevant Dealer(s) and the Issue and Paying Agent and, unless the context otherwise requires, includes the promissory notes represented by the Global Notes; and references to a "**relevant Note**" shall be construed, in relation to each Issuer, as reference to Notes issued or intended to be issued by such Issuer;

"**Note Transaction**" means any agreement for the sale by the Issuer and the purchase by a Dealer of Note(s) in accordance with Clause 2 (Issue);

"**Programme Agreements**" means this Agreement, a Note Transaction, the Deeds of Covenant and the Agency Agreement;

"**Programme Amount**" means U.S.$1,500,000,000 or such other amount to which the Programme Amount is increased pursuant to Clause 2.9;

"**Regulation S**" means Regulation S under the Securities Act;

"Relevant Party" means the Arranger, each Dealer, each of their respective affiliates, or each person who controls them (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) and each of their respective directors, officers, employees and agents;

"Securities Act" means the United States Securities Act of 1933, as amended;

"Specified Currency" means the currency in which any Note is payable;

"Sterling" and **"£"** denote the lawful currency of the United Kingdom and **"Sterling Note"** means a Note denominated in Sterling;

"Swiss Francs" and **"SFr"** denote the lawful currency of Switzerland and **"Swiss Franc Note"** means a Note denominated in Swiss Francs;

"UK Accepted Notes" means any Notes, the purchase price or issue proceeds in respect of which are received by the Issuer in a manner which would otherwise constitute a contravention of section 19 of the FSMA;

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the FSMA; and

"¥" and **"Yen"** denote the lawful currency of Japan and **"Yen Note"** means a Note denominated in Yen.

1.2 Construction

(a) In this Agreement, unless the contrary intention appears, a reference to:-

(i) a provision of a law is a reference to that provision as amended, extended, applied or re-enacted and includes any subordinate legislation;

(ii) a Clause or a Schedule is a reference to a clause of or a schedule to this Agreement;

(iii) a person includes any individual, company, body corporate, corporation, government, state or agency of a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and references to any person shall include its successors in title, permitted assigns and permitted transferees; and

(iv) this Agreement or any of the other Programme Agreements or other documents is a reference to this Agreement or that Programme Agreement or that other document as amended, novated, restated, superseded or supplemented.

(b) The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.

2. ISSUE

2.1 The Programme

The Programme is uncommitted. Accordingly, none of the Issuers shall be under any obligation to issue and sell any Notes, and none of the Dealers shall be under any obligation to purchase or procure the purchase of any Notes until such time as a Note Transaction has been effected.

2.2 Appointment of Dealers and Arrangers

The Issuer hereby appoints the Dealers and the Arranger with respect to the issue of Notes under this Agreement.

2.3 Issue of Notes

(a) Subject to the terms hereof, each Issuer may issue and sell Notes to the Dealers from time to time at such prices and upon such terms as the relevant Issuer and the relevant Dealer may agree. Each Issuer acknowledges that the Dealers may resell Notes purchased by such Dealers subject to the selling restrictions and legal and regulatory requirements set out in Schedule 2 *mutatis mutandis*.

(b) Each issue of Notes will either initially be represented by one or more Global Notes having the aggregate principal or nominal amount of such issue or, in the case of Notes denominated in Sterling, by one or more Global Notes or by Definitive Notes having the aggregate principal or nominal amount of such issue, in each case as may be agreed between the relevant Issuer and the relevant Dealer. Global Notes will be exchangeable for Definitive Notes only in the circumstances specified in the Global Notes.

2.4 Agreements for Note Transactions

If any Issuer and any Dealer shall agree on the terms of the sale and purchase of any Note by that Dealer (including agreement with respect to the date of issue, aggregate principal or nominal amount, denomination, currency, purchase price, maturity and yield and redemption basis and the identity and terms of appointment of the calculation agent if an Index Linked Note is issued, and whether such Note will be a Definitive Note or a Global Note):

(a) the relevant Issuer shall cause such Note to be issued and delivered in accordance with the terms of the Agency Agreement;

(b) the relevant Dealer shall cause the purchase price of such Note to be paid to the relevant Issuer on the Issue Date:

(i) in the case of a Sterling Note, by transfer of same day funds to the Sterling account in the City of London as the Issue and Paying Agent shall from time to time have specified for this purpose; or

(ii) in the case of a Dollar Note, by transfer of funds settled through the New York Clearing House Interbank Payments System (or such other same-day funds as at the time shall be customary for the settlement in New York City of international banking transactions denominated in Dollars) to such account of the Issue and Paying Agent in New York City denominated in

Dollars as the Issue and Paying Agent shall from time to time have specified for this purpose; or

(iii) in the case of a euro Note, by transfer of funds to the euro account settled through the Trans-European Automated Real-Time Gross Settlement Express transfer (TARGET) System as the Issue and Paying Agent shall from time to time have specified for this purpose; or

(iv) in all other cases by transfer of freely transferable same-day value funds in the relevant currency to such account of the Issue and Paying Agent at such bank in the principal domestic financial centre for such currency as the Issue and Paying Agent shall from time to time have specified for this purpose; and

(c) the relevant Dealer shall notify the Issue and Paying Agent of the delivery instructions applicable to such Note in accordance with prevailing market practice and in sufficient time to enable the Issue and Paying Agent to deliver such Note (or make the same available for collection) on its Issue Date.

2.5 Failure to Issue

The relevant Issuer and the relevant Dealer shall immediately notify the Issue and Paying Agent if for any reason (including, without limitation, the failure of the relevant trade) a Note in a Note Transaction is not to be issued.

2.6 Optional currencies

The parties acknowledge that Notes issued under the Programme may be denominated in Dollars or, subject as provided below, in any other currency. Any agreement for a Note Transaction shall be conditional upon:

(a) it being lawful and in compliance with all requirements of any relevant central bank and any other relevant fiscal, monetary, regulatory or other authority, for deposits to be made in such currency and for such Note to be issued, offered for sale, sold and delivered;

(b) if the Note is to be denominated in a currency other than Dollars, the relevant currency being freely transferable and freely convertible into Dollars; and

(c) any appropriate amendments which the relevant Dealer or the relevant Issuer shall require having been made to this Agreement and/or the Agency Agreement.

2.7 UK Accepted Notes

(a) UK Accepted Notes must, if they are Sterling Notes, have a minimum redemption amount of £100,000, or, if they are not Sterling Notes, the equivalent of £100,000 in the relevant currency, calculated on the basis of the spot rate of exchange for the purchase of the relevant currency with Sterling quoted by the Issue and Paying Agent at a time not later than 11.00 a.m. (London time) on the Issue Date.

(b) The whole or part of each UK Accepted Note may be transferred only if the redemption value of the UK Accepted Note or of the part of it being transferred is, if it is a Sterling Note, not less than £100,000, or if it is not a Sterling Note, the equivalent of £100,000 in the relevant currency, calculated on the basis of the spot

rate of exchange for the purchase of the relevant currency with Sterling quoted by the Issue and Paying Agent at a time not later than 11.00 a.m. (London time) on the Issue Date or an integral multiple thereof.

2.8 Index Linked Notes

(a) If Index Linked Notes are to be issued, the relevant Issuer will appoint the relevant Dealer (subject to the consent of the relevant Dealer thereto) or some other person (subject to the consent of the relevant Dealer to such person's appointment) to be the calculation agent in respect of such Index Linked Notes.

(b) If a Dealer is to be calculation agent, its appointment as such shall be on the terms of the form of agreement set out in Schedule 5, and such Dealer will be deemed to have entered into an agreement in such form for a particular calculation if it is named as calculation agent in the redemption calculation attached to or endorsed on the relevant Note.

(c) If the Issue and Paying Agent is to be calculation agent, its appointment as such shall be on the terms set out in the Agency Agreement.

(d) If the person to be appointed as calculation agent is not a Dealer, that person shall execute (if it has not already done so) an agreement substantially in the form of the agreement in Schedule 5 and the appointment of that person shall be on the terms of that agreement.

2.9 Increase in Programme Amount

The Issuers may from time to time increase the Programme Amount by giving at least ten days' notice by letter in substantially the form of Schedule 3 hereto to the Arranger on behalf of each of the Dealers and to the Issue and Paying Agent, subject to the Issuers delivering to the Arranger on behalf of the Dealers the documents referred to in such letter, in each case in form and substance acceptable to the Arranger. The Arranger agrees to provide each of the Dealers with copies of such letter and the documents referred to therein.

2.10 Amendments to Documents

The Issuers and the Arranger may from time to time agree to amend any of the provisions and forms of documents set forth in the Schedules to this Agreement. Any such amendments shall become effective upon fourteen days' notice to the Dealers.

3. REPRESENTATIONS AND WARRANTIES

3.1 Each Issuer (in respect of itself) makes the representations and warranties in this Clause 3.1 to each Dealer on each of the dates specified in Clauses 3.2 and 3.3:

(a) the execution, delivery and performance by it of each of the Programme Agreements to which it is a party and, in the case of an Issuer, of the relevant Notes, and the entering into and performance by it of any agreement for the sale of relevant Notes reached pursuant to Clause 2, have in each case been duly authorised by all necessary action and the same constitute, or in the case of any relevant Notes, will, when issued in accordance with the Agency Agreement, constitute, legal, valid and binding obligations enforceable against it in accordance with their respective terms subject to

those matters, reservations and qualifications as to the meaning of "enforceable" set out in the opinion of Allen & Overy referred to in paragraph 6 of Schedule 1;

(b) other than in the case of obligations preferred by mandatory provisions of law, the obligations under each of the Programme Agreements to which it is a party and under any relevant Notes will constitute its senior, unsecured obligations, ranking *pari passu* with all its present and future unsecured and unsubordinated indebtedness, including any unsecured guarantees given by it;

(c) it is duly incorporated and validly existing under the laws of England and Wales; and the execution and delivery of each of the Programme Agreements to which it is a party and of any relevant Note, the issue and sale of relevant Notes and the performance of the obligations hereby and thereby undertaken will not infringe any of the provisions of its Memorandum and Articles of Association and will not contravene any provision of any English law or regulation or contravene any order or judgment to which it or any of its assets is subject nor result in the breach of any term of, or cause a default under, any instrument to which it is a party or by which it or any of its assets may be bound;

(d) all consents, authorisations, licences or approvals of and registrations and filings with any governmental or regulatory authority required by any provision of any English law or regulation in connection with the issue by it of Notes under the Programme Agreements and the execution, delivery and performance of its obligations under each of the Programme Agreements to which it is a party and under the relevant Notes have been obtained and are in full force and effect;

(e) in the context of the Programme Agreements and the transactions contemplated thereby, the Disclosure Documents do not (i) contain any untrue statement of any material fact or (ii) omit to state any fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading;

(f) since the date of its most recently published audited financial statements supplied to the Dealers, and, in relation to any date on which this warranty falls to be made after the date hereof, save as otherwise disclosed by any Disclosure Document subsequently delivered by any Issuer to the Dealers:

(i) there has been no adverse change in its business or financial condition or that of its subsidiaries; and

(ii) there is no litigation, arbitration or governmental proceeding pending or, to its knowledge, threatened against or affecting it or its subsidiaries,

which in any case could reasonably be expected to be material in the context of the Programme Agreements and the transactions contemplated thereby; and it is not in default in respect of indebtedness for borrowed money or any obligation having the like commercial effect which materially and adversely affects its ability to perform its obligations under the Programme Agreements and the transactions contemplated thereby;

(g) it is not required by any law or regulation nor any relevant taxing authority, in each case, in the United Kingdom to make any deduction or withholding from any payment due under any relevant Note or any of the Programme Agreements to which

it is a party for or on account of any income, registration, transfer or turnover taxes, customs or other duties or taxes of any kind;

(h) the aggregate outstanding principal amount of the Notes on the date of issue of any Note does not exceed the Programme Amount (as increased from time to time under Clause 2.9 (Increase in Programme Amount)); and

(i) the representations and warranties made by it in Schedule 2 hereto are true and correct.

3.2 The representations and warranties contained in Clause 3.1 shall be made on the date hereof by each Issuer and shall be deemed to be repeated by each Issuer on each date upon which any Disclosure Document is amended or superseded by reference to the facts and circumstances then subsisting.

3.3 The representations and warranties contained in Clause 3.1 shall be deemed to be repeated by the relevant Issuer on each date upon which an agreement for the sale of Notes is made and upon each date upon which Notes are, or are intended to be, issued by reference to the facts and circumstances then subsisting.

4. COVENANTS AND AGREEMENTS

The Issuers make the following covenants and agreements in this Clause 4:

(a) whenever an Issuer shall publish or make available to the public (by filing with any regulatory authority, securities exchange or otherwise) any information which could reasonably be expected to be material in the context of the Programme Agreements and the transactions contemplated thereby, it shall notify the Dealers as to the nature of such information, shall make a reasonable number of copies of such information available to the Dealers upon request to permit distribution to investors and prospective investors and shall in any event take such action as may be necessary to ensure that the representation and warranty contained in Clause 3.1(e) is true and accurate on the dates specified in Clause 3;

(b) each Issuer will indemnify and hold harmless on demand each Relevant Party against any and all losses, claims, damages, liabilities or expenses (including reasonable costs of investigation and defence thereof and counsel's fees and disbursements associated therewith) to which that indemnified party may be subject, arising out of or in connection with or based upon:

(i) such Issuer's failure to make due payment under the Notes or the Deed of Covenant; or

(ii) Notes not being issued for any reason (other than as a result of the failure of any Dealer to pay for such Notes) after an agreement for the sale of the relevant Notes has been made; or

(iii) any breach or alleged breach of the representations, warranties, covenants, undertakings or agreements made by such Issuer in this Agreement or any untrue statement or alleged untrue statement of any material fact contained in the Disclosure Documents or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in

the light of the circumstances under which they were made, not materially misleading;

(c) The Issuers will pay, or reimburse the Arranger for, not later than 30 days after receipt of an account from the Arranger, all reasonable out-of pocket expenses (including, without limitation, legal, advertising, cable and postage expenses) properly incurred by them in relation to their services under this Agreement, together with any value added tax which may be applicable.

(d) the Issuers jointly and severally will pay, or reimburse each Dealer for, all reasonable out-of-pocket costs and expenses (including United Kingdom value added tax and any other taxes or duties thereon and fees and disbursements of counsel to such Dealer) incurred by such Dealer in connection with the enforcement or protection of its rights under the Programme Agreements, the Notes and all documents contemplated by the Programme Agreements and the Notes (save to the extent that the same are a consequence of the negligence or default of any Dealer) to the extent that any action or proceedings initiated by such Dealer are successful;

(e) (i) the Issuers severally will pay any stamp duty or other taxes (including any penalties and interest in respect thereof) payable in connection with the execution, delivery and performance of any of the Programme Agreements; and

(ii) the relevant Issuer severally will pay any stamp duty or other taxes (including any penalties and interest in respect thereof) payable in connection with (i) the execution, delivery and performance of any agreement for the sale of relevant Notes reached pursuant to Clause 2 or (ii) any relevant Notes;

(f) the Issuers shall notify each Dealer of any change in the Issue and Paying Agent or any change in the office of the aforesaid and any material change or amendment to or termination of the Agency Agreement or a Deed of Covenant not later than 10 days prior to the making of any such change or amendment or such termination; and it will not permit to become effective any such change, amendment or termination which would affect adversely the interests of any Dealer or the holder of any Note then outstanding;

(g) each Issuer shall take such steps (in conjunction with the Dealers, where appropriate) to ensure that any English laws and regulations or requirements of any governmental agency, authority or institution required by any provision of English law or regulation which may from time to time be applicable to any relevant Note or any of the Programme Agreements shall be fully observed and complied with and that it will comply with the selling restrictions set forth in Schedule 2 hereto; and

(h) each Issuer shall procure that the principal amount outstanding under the Programme shall not, at any time, exceed the Programme Amount, as the same may be increased from time to time pursuant to Clause 2.9. For the purpose of calculating the Dollar equivalent of the nominal amount of Notes outstanding under the Programme on any day, the Dollar equivalent of Notes denominated in another Specified Currency shall be determined by the Issue and Paying Agent on such day on the basis of the spot rate for the sale of the Dollar against the purchase of such Specified Currency in the London foreign exchange market as quoted by the Issue and Paying Agent on such

date. For the purposes of calculating the principal amount outstanding the nominal amount of any Index Linked Note shall be deemed to be its principal amount for this purpose.

5. COVENANTS AND AGREEMENTS BY THE DEALERS

5.1 Each Dealer represents, covenants and agrees that it has complied with and will comply with the selling restrictions set forth in Schedule 2 to this Agreement as amended from time to time. Subject thereto, each Dealer is hereby authorised by the Issuers to circulate the Disclosure Documents to purchasers or potential purchasers of the Notes.

5.2 Each Dealer will severally indemnify and hold harmless on demand each Issuer against any and all losses, claims, damages, liabilities or expenses (including reasonable costs of investigation and defence thereof and counsel's fees and disbursements associated therewith) to which such Issuer may be subject, arising out of or in connection with or based upon any breach by such Dealer of Clause 5.1.

5.3 The obligations of the Dealers hereunder are several and not joint.

6. CONDITIONS PRECEDENT

6.1 The Issuers agree to procure the supply to the Arranger (on behalf of each Dealer), not less than one Business Day prior to the first issue of Notes, copies of the relevant documents described in Schedule 1 to this Agreement in form, substance and number satisfactory to the Arranger. Any Dealer may at its discretion, and in respect of itself only, waive compliance with the obligation of any Issuer to deliver any document pursuant to this Clause 6.1 and the obligation to deliver any document so waived shall be deemed to have been satisfied as regards such Dealer alone.

6.2 In relation to each issue of Notes, it shall be a condition precedent to the purchase thereof by any Dealer that (i) the representations and warranties in Clause 3 and Schedule 2 of the relevant Issuer shall be true and correct on each date upon which an agreement for a Note Transaction is made and on the date on which such Notes are issued and that (ii) there is no other material breach of the relevant Issuer's obligations under any of the Programme Agreements to which it is a party or any relevant Notes.

7. GOVERNING LAW AND JURISDICTION

This Agreement and any agreement reached pursuant to Clause 2 are governed by, and shall be construed in accordance with, English law.

8. TERMINATION AND APPOINTMENT

8.1 The Issuers may terminate the appointment of the Arranger or any Dealer by giving not less than 10 days' notice to the Arranger and the relevant Dealer. The Arranger or any Dealer may resign by giving not less than 10 days' written notice to the Issuers and (in the case of a resignation by a Dealer) the Arranger. The Issue and Paying Agent will be promptly informed by the Issuers of such termination or resignation. The rights and obligations of each party hereto shall not terminate in respect of any rights or obligations accrued or incurred before the date on which such termination takes effect and the provisions of Clauses 4(b) to (g) (inclusive) and Clause 5.2 shall survive termination of this Agreement and delivery against payment for any Notes.

8.2 Nothing in this Agreement shall prevent the Issuers from appointing one or more Additional Dealers upon the terms of this Agreement provided that any Additional Dealer shall have first confirmed acceptance of its appointment upon such terms in the Dealer Accession Letter, with copies to the Issue and Paying Agent, the Arranger, whereupon it shall become a party to this Agreement vested with all the authority, rights, powers, duties and obligations as if originally named as a Dealer hereunder. The Issuers shall promptly notify the Issue and Paying Agent and the other Dealers of any such appointment. The Issuers may limit that appointment to a particular issue of Notes or for a particular period of time. The Issuers hereby agree to supply to such Additional Dealer a copy of each of the condition precedent documents set out in Schedule 1.

9. MERGERS AND ACQUISITIONS

(a) If any Dealer merges with or is consolidated with, or sells or otherwise transfers all or substantially all of its assets and business to any person, then on the date when the merger, consolidation or transfer becomes effective, that person shall become the successor to such Dealer under this Agreement without the execution or filing of any paper or any further act on the part of the parties to this Agreement, unless otherwise required by the Issuers.

(b) After that date, all references in this Agreement to the relevant Dealer shall be deemed to be references to the relevant person.

(c) If, at any time, a Dealer shall transfer all or substantially all of its euro commercial paper business to any affiliate then, on the date such transfer becomes effective, such affiliate shall become the successor to that Dealer under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto so that the Issuers and such affiliate shall acquire and become subject to the same rights and obligations between themselves as if they had entered into an agreement in the form (the relevant changes having been made) of this Agreement. After the said effective date all references in this Agreement to the relevant Dealer shall be deemed to be references to such affiliate. The relevant Dealer shall, as soon as reasonably possible, give notice of any such transfer to the Issuers. In this Clause 7.3(c) **"affiliate"** means, in relation to any person, any entity controlled, directly or indirectly, by such person, any entity that controls, directly or indirectly, such person, or any entity under common control with such person. For this purpose "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

10. NOTICE AND COMMUNICATIONS

10.1 Unless otherwise agreed between the relevant parties, all notices and communications from any party other than the Issuers under this Agreement shall be in writing delivered by hand or by fax, or by telephone (promptly confirmed by fax). Each notice and communication shall be made to the intended recipient at the address, fax or telephone number specified against its name on the signature pages of this Agreement or as from time to time designated by such party to the other parties hereto for such purpose and marked for the attention of, or made to, any of the persons so designated. Except as otherwise specified herein, a communication shall be deemed received if in writing upon delivery, if by fax at the time of despatch (provided that the transmission has been confirmed as received) and if by telephone when made, in each case in the manner provided by this Clause.

10.2 The Issuers may send notices and communication to any other party hereto under this Agreement in writing delivered by hand or by fax, or by telephone (promptly confirmed by fax). Each such notice and communication shall be made to the intended recipient at the

address, fax or telephone number specified against the name on the signature pages of this Agreement or as from time to time designated by such party to the other parties hereto for such purpose and marked for the attention of, or made to, any of the persons designated. Except as otherwise specified herein, a communication shall be deemed if received in writing upon delivery, if by fax at the time of despatch (provided that the transmission has been confirmed as received) and if by telephone when made, in each case in the manner provided by this Clause.

11. SEVERABILITY

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability in other jurisdictions of that or any other term of this Agreement.

12. COUNTERPARTS

This Agreement may be signed in counterparts, all of which when taken together shall constitute a single agreement.

13. STATUS OF THE DEALERS AND THE ARRANGER

(a) Each of the Dealers confirms that, in relation to each other Dealer and the Arranger, it has itself been, and will at all times continue to be solely responsible for:

(i) making it own independent investigation and appraisal of the business, financial condition, creditworthiness, prospects, status and affairs of the Issuers; and

(ii) assuring itself of the nature and suitability to such Dealer of all legal, tax and accounting matters and all documentation in connection with the offer and sale of any Notes.

(b) The Arranger shall have only those duties, obligations and responsibilities expressly specified in this Agreement.

14. RIGHTS OF THIRD PARTIES

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

SCHEDULE 1

Conditions Precedent

1. Certified copies of the Memorandum, Articles of Association, Certificate of Incorporation and any certificate of incorporation on change of name for each Issuer.

2. Certified copies of all documents evidencing the internal authorisations and approvals required to be granted by each Issuer for the issue of any relevant Notes and the execution, delivery and performance of its obligations under any relevant Notes and the Agreements to which it is a party.

3. Certified copies of any governmental or other consents or filings required in connection with the Programme; and

4. Conformed copies of:

   (a) the Dealer Agreement, as executed;

   (b) the Agency Agreement, as executed; and

   (c) each Deed of Covenant, as executed.

5. Copies of the Information Memorandum.

6. Legal opinion from Allen & Overy.

7. Confirmation from each Issuer or the Issue and Paying Agent that the relevant forms of Note have been prepared and the same delivered to the Issue and Paying Agent.

8. Confirmation that Standard & Poor's Ratings Services and Moody's Investors Service, Inc. have granted ratings for the Programme.

9. Confirmation from Euroclear and Clearstream, Luxembourg that the Notes have been accepted, in principle, into the clearing systems.

10. Confirmation that an original of each Deed of Covenant has been delivered to the Issue and Paying Agent.

11. A list of the names and titles and specimen signatures of the persons authorised:

    (i) to sign on behalf of the Issuers the Programme Agreements and the Notes (as applicable);

    (ii) to sign on behalf of the Issuers all notices and other documents to be delivered in connection with the Programme Agreements and the Notes; and

    (iii) to take any other action on behalf of the Issuers in relation to the euro-commercial paper programme established by the Programme Agreements.

SCHEDULE 2

Selling Restrictions

1. General

All applicable laws and regulations must be observed in any jurisdiction in which Notes may be offered, sold or delivered. No person may directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute any document, circular, advertisement or other offering material in any country or jurisdiction except under circumstances that will result, to the best of its knowledge and belief, in compliance with all applicable laws and regulations.

2. The United States of America

The Notes have not and will not be registered under the Securities Act and accordingly the notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer represents, and agrees that it has offered and sold, and will offer and sell, Notes, only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer represents and agrees that neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Notes, and that it and they have complied and will comply with the offering restrictions requirement under Regulation S of the Securities Act. Each Dealer has also agreed that, at or prior to confirmation of sale of the Notes, it will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases the Notes from it, a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S under the Securities Act."

Terms used in the foregoing paragraph have the meanings given to them by Regulation S.

3. The United Kingdom

Each Dealer represents, warrants and agrees that:

(a) in relation to any Notes which have a maturity of one year or more it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(b) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their

businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuers;

(c) it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuers; and

(d) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

4. Japan

Each Dealer acknowledges that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**") and, accordingly, each Dealer undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For these purposes "**Japanese Person**" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

5. Switzerland

Each Dealer represents and agrees in respect of Swiss Franc Notes that it will comply with any laws, regulations or guidelines in Switzerland from time to time, including, but not limited to, any made by the Swiss National Bank, in relation to the offer, sale, delivery or transfer of Swiss Franc Notes or the distribution of any offering material in respect of Swiss Franc Notes.

SCHEDULE 3

Notification letter for an increase in the Programme Amount

[Letterhead of Issuer [on behalf of ......]]

To: The Arranger on behalf of the Dealers referred to below

c.c. Deutsche Bank AG London (as Issue and Paying Agent)

Dear Sirs

U.S.$1,500,000,000 Euro-commercial paper programme

We refer to a dealer agreement dated 7th January, 2002 (the "**Dealer Agreement**") between ourselves as Issuers and Dealers party thereto relating to a U.S.$1,500,000,000 Euro-commercial paper programme. Terms used in the Dealer Agreement shall have the same meaning in this letter.

In accordance with Clause 2.9 of the Dealer Agreement, we hereby notify each of the addressees listed above that the Programme Amount is to be increased from U.S.$1,500,000,000 to U.S.$[ ] with effect from [Date N.B. at least 10 days after receipt], subject to delivery to the Arranger on behalf of the Dealers and the Issue and Paying Agent of the following documents in form and substance acceptable to the Arranger:

(i) a certificate from a duly authorised officer of each of the Issuers confirming that no changes have been made to the constitutional documents of each Issuer since the date of the Dealer Agreement which would have a material effect on the Programme or, if there has been such a change, a certified copy of the constitutional documents currently in force;

(ii) certified copies of all documents evidencing the internal authorisation and approval required to be granted by the Issuers for such an increase in the Programme Amount;

(iii) certified copies of [specify any applicable governmental or other consents required];

(iv) legal opinion from English solicitors approved by the Arranger; and

(v) written confirmation that Standard & Poor's Ratings Services and Moody's Investors Service, Inc. respectively are maintaining their current ratings for the Programme.

Yours faithfully,

....

for and on behalf of

UNITED UTILITIES PLC

....

for and on behalf of

UNITED UTILITIES ELECTRICITY PLC

....

for and on behalf of

UNITED UTILITIES WATER PLC

SCHEDULE 4

Dealer Accession Letter

[Letterhead of Issuer [on behalf of ......]]

[Date]

To: [Name of Dealer]

cc: Deutsche Bank AG London, as Arranger and as Issue and Paying Agent

Dear Sirs

U.S.$1,500,000,000 Euro-commercial paper programme

We refer to a dealer agreement dated 7th January, 2002 (the "**Dealer Agreement**") between ourselves as Issuers and Dealers party thereto relating to a U.S.$1,500,000,000 Euro-commercial paper programme. Terms used in the Dealer Agreement shall have the same meaning in this letter.

In accordance with Clause 8.2 of the Dealer Agreement, we hereby appoint you as an additional Dealer for the Programme upon the terms of the Dealer Agreement with [immediate effect/effect from [Date]] (the "**Effective Date**") [for ● issue of Notes/for the period ● to ●]. [Copies of each of the condition precedent documents set out in Schedule 1 to the Dealer Agreement have been sent to you.]

Please confirm acceptance of your appointment upon such terms by signing and returning to us the enclosed copy of the letter, whereupon you will [with effect from the Effective Date], in accordance with Clause 8.2 of the Dealer Agreement, become a party to the Dealer Agreement vested with all the authority, rights, powers, duties and obligations as if originally named Dealer thereunder.

Yours faithfully,

....

for and on behalf of

UNITED UTILITIES PLC

....

for and on behalf of

UNITED UTILITIES ELECTRICITY PLC

....

for and on behalf of

UNITED UTILITIES WATER PLC

[On copy]

We hereby confirm acceptance of our appointment as a Dealer upon the terms of the Dealer Agreement referred to above. For the purposes of Clause 10 of the Dealer Agreement our contact details are as follows:

[NAME OF DEALER]

Address: [ ]

Telephone: [ ]

Fax: [ ]

Contact: [ ]

Dated:

Signed ....

for [Name of new Dealer]

SCHEDULE 5

Form of Calculation Agency Agreement

THIS AGREEMENT is made on [ ]

BETWEEN:

(1) [ ] as issuer (the "**Issuer**"); and

[(2)] [ ], as the calculation agent hereunder (the "**Calculation Agent**", which expression shall include any successor thereto).

WHEREAS:-

(A) Under a dealer agreement (as amended, restated, supplemented or superseded from time to time, the "**Dealer Agreement**") dated 7th January, 2002 and made between, inter alia, the Issuer and the Dealers referred to therein, and an agency agreement (as amended, restated, supplemented or superseded from time to time, the "**Agency Agreement**") dated 7th January, 2002 and made between the Issuer and the agents referred to therein, the Issuer established a euro-commercial paper programme (the "**Programme**").

(B) The Dealer Agreement contemplates, inter alia, the issue under the Programme of Index Linked Notes and provides for the appointment of calculation agents in relation thereto. The Calculation Agent's appointment shall be on the terms and subject to the conditions of this Agreement.

NOW IT IS AGREED as follows:-

1. INTERPRETATION

(a) Terms used, but not defined, in this Agreement have the meanings given to them in the Dealer Agreement or the Agency Agreement.

(b) "**Relevant Index Linked Notes**" means such Index Linked Notes in respect of which the Calculation Agent is appointed.

2. APPOINTMENT OF CALCULATION AGENT

The Issuer appoints the Calculation Agent as agent for the purpose of calculating the redemption amount and/or, if applicable, the amount of interest in respect of the Relevant Index Linked Notes upon the terms and subject to the conditions of this Agreement. The Calculation Agent accepts such appointment.

3. DETERMINATION AND NOTIFICATION

(a) The Calculation Agent shall determine the redemption, and/or if applicable, the amount of interest payable on, amount of each Relevant Index Linked Note in accordance with the redemption calculation applicable thereto.

(b) The Calculation Agent shall as soon as it has made its determination as provided for in (a) above (and, in any event, no later than the close of business on the date on which the determination is made) notify the Issuer and the Issue and Paying Agent of the redemption amount and/or, if applicable the amount of interest so payable.

4. STAMP DUTIES

The Issuer undertakes to pay all stamp and other documentary taxes, fees or duties arising under any provision of any English law or regulation, if any, to which this Agreement may be subject.

5. INDEMNITY AND LIABILITY

(a) The Issuer undertakes to indemnify and hold harmless the Calculation Agent on demand against any losses, liabilities, costs, expenses, claims, actions or demands (**"Losses"**) which the Calculation Agent may incur or which may be made against the Calculation Agent as a result of or in connection with the appointment or the exercise of the powers and duties of the Calculation Agent under this Agreement, except such as may result from its own negligence or bad faith or that of its officers, employees or agents.

(b) The Calculation Agent may consult as to legal matters with lawyers selected by it, who may be employees of, or lawyers to, the Issuer. If such consultation is made, the Calculation Agent shall be protected and shall incur no liability for action taken or not taken by it as Calculation Agent or suffered to be taken with respect to such matters in good faith, without negligence and in accordance with the opinion of such lawyers.

6. CONDITIONS OF APPOINTMENT

The Calculation Agent accepts its obligations herein set forth upon the terms and conditions hereof, including the following, to all of which the Issuer agrees:-

(a) in acting under this Agreement, the Calculation Agent shall act as an independent expert and shall not assume any obligations towards, or relationship of agency or trust for, the Issuer or the owner or holder of any of the Index Linked Notes or any interest therein;

(b) unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Issuer made or given under any provision of this Agreement shall be sufficient if signed or purported to be signed by a duly authorised employee of the Issuer;

(c) the Calculation Agent shall be obliged to perform such duties and only such duties as are herein and in the redemption calculation relating to the Relevant Index Linked Note specifically set forth;

(d) the Calculation Agent and its officers and employees, in its individual or any other capacity, may become the owner of, or acquire any interest in, any Relevant Index Linked Notes with the same rights that the Calculation Agent would have if it were not the Calculation Agent hereunder; and

(e) all calculations and determinations made pursuant to this Agreement by the Calculation Agent shall (save in the case of manifest error) be binding on the Issuer, the Calculation Agent and (if other than the Calculation Agent) the holder(s) of the

Relevant Index Linked Notes and no liability to such holder(s) shall attach to the Calculation Agent in connection with the exercise by the Calculation Agent of its powers, duties or discretion under or in respect of the Relevant Index Linked Notes in accordance with the provisions of this Agreement.

7. ALTERNATIVE APPOINTMENT

If, for any reason, the Calculation Agent ceases to act as such or fails to comply with its obligations under Clause 3, the Issuer will appoint the Issue and Paying Agent or another leading financial institution as calculation agent in respect of the Relevant Index Linked Notes.

8. GOVERNING LAW AND JURISDICTION

This Agreement is governed by, and shall be construed in accordance with, English law.

9. RIGHTS OF THIRD PARTIES

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

10. COUNTERPARTS

This Agreement may be entered into in two counterparts and by each counterparty on a separate counterpart, each of which when it is executed and delivered shall be an original, but both counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been signed by the duly authorised officers of the parties the day and year first above written.

[NAME OF ISSUER]

By: ....

[NAME OF CALCULATION AGENT]

By: ....

SIGNATURE PAGES

UNITED UTILITIES PLC
as Issuer

By: Thomas Fallon

Address: Dawson House
Great Sankey
Warrington
Cheshire WA5 3LW
Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

UNITED UTILITIES ELECTRICITY PLC
as Issuer

By: Thomas Fallon

Address: Dawson House
Great Sankey
Warrington
Cheshire WA5 3LW
Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

UNITED UTILITIES WATER PLC
as Issuer

By: Thomas Fallon

Address: Dawson House
Great Sankey
Warrington
Cheshire WA5 3LW
Telephone: 01925 237 010
Fax: 01925 237 163
Contact: Treasurer

BARCLAYS BANK PLC
as Dealer

By: Tim O'Dell

Address: 5 The North Colonnade
Canary Wharf
London E14 4BB
Telephone: 0207 773 9075

Fax: 0207 773 4875
Contact: Commercial Paper Sales Team

CITIBANK INTERNATIONAL plc
as Dealer

By: Tim O'Dell

Address: Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB
Telephone: 020 7986 9070
Fax: 020 7986 6837
Contact: Short-Term Fixed Income Desk

DEUTSCHE BANK AG LONDON
as Dealer

By: Rhian Thomas Tim O'Dell

Address: Winchester House
1 Great Winchester Street
London EC2N 2DB
Telephone: 020 7545 1048
Fax: 020 7541 1048
Contact: ECP Group

THE ROYAL BANK OF SCOTLAND PLC
as Dealer

By: Tim O'Dell

Address: 135 Bishopsgate
London EC2M 3UR
Telephone: 020 7588 3968
Fax: 020 7334 1900
Contact: Commercial Paper Group

CONFORMED COPY

Dated 7th January, 2002

UNITED UTILITIES PLC
as Issuer

DEED OF COVENANT

relating to a U.S.$1,500,000,000
Euro-commercial paper programme

ALLEN & OVERY

London

CO:894167.3

THIS DEED OF COVENANT is made on 7th January, 2002 by UNITED UTILITIES PLC (the "**Issuer**") in favour of the account holders of CLEARSTREAM BANKING, SOCIÉTÉ ANONYME and EUROCLEAR BANK S.A./N.V., as operator of the Euroclear System and such other clearing system(s) as may be agreed from time to time pursuant to the Dealer Agreement referred to below (each, a "**Clearing System**").

WHEREAS:

(A) The Issuer, United Utilities Electricity PLC and United Utilities Water PLC have signed a Euro-commercial paper dealer agreement (as amended, restated, superseded or supplemented from time to time, the "**Dealer Agreement**") dated 7th January, 2002 with the dealers from time to time parties thereto (together the "**Dealers**" and each a "**Dealer**") under which the Issuer proposes, from time to time, to issue commercial paper in global and definitive form.

(B) Rights to receive a portion of the proceeds payable in respect of any such commercial paper in global form ("**Global Notes**") may be acquired by a Dealer and each Global Note may be delivered at the direction of such Dealer to a depositary for one or more of the Clearing Systems. That Dealer may then, from time to time, instruct a Clearing System to debit such Dealer's securities account with such Clearing System with those rights in respect of any such Global Note and to credit securities accounts of other account holders with the same or another Clearing System with corresponding rights in respect of any such Global Note in accordance with the terms and conditions and operating procedures or management regulations of the relevant Clearing System (the "**Operating Regulations**"), as the case may be. Such Global Notes will be exchangeable in accordance with their terms into notes in definitive form ("**Definitive Notes**").

(C) Account holders with a Clearing System which have rights in respect of any Global Note credited to their securities accounts from time to time will be entitled to transfer such rights in respect of such Global Note and (subject to payment being received from the Issuer) will be entitled to receive a proportion of the proceeds payable in respect of any such Global Note (such proportions being hereafter referred to as the "**principal amount**" of any right in respect of any such Global Note) from the relevant Clearing System in relation to such rights in respect of such Global Note in accordance with the Operating Regulations.

(D) In certain circumstances, specified in each Global Note, such Global Note will become void. In such circumstances, subject to and in accordance with the terms of this Deed, each account holder with a Clearing System which, at the time specified in Clause 3 of this Deed, has credited to its securities account with the relevant Clearing System rights in respect of such Global Note (the "**Relevant Account Holders**", which expression shall, however, exclude each Clearing System to the extent to which it is an account holder with another Clearing System for the purpose of operating any "bridge" between two or more of the Clearing Systems) shall acquire against the Issuer all those rights (the "**Direct Rights**") which such Relevant Account Holder would have acquired had, prior to such Global Note becoming void, Definitive Note(s) been issued in its favour by the Issuer in exchange for its interest in such Global Note, including, without limitation, rights to receive principal of, and any other amount payable on, such Definitive Note(s).

NOW THIS DEED WITNESSES as follows:

1. If any Global Note becomes void in accordance with the terms thereof, then each Relevant Account Holder for such Global Note shall acquire against the Issuer the Direct Rights applicable to such Relevant Account Holder and such Global Note.

2. The Issuer agrees that such Direct Rights as are referred to in Clause 1 shall, by virtue of this Deed, be acquired by such Relevant Account Holder immediately upon the applicable Global Note becoming void without any need for any further action by any person.

3. The records of the relevant Clearing System as at the opening of business on the first day on which a Global Note becomes void shall, in the absence of manifest error, be conclusive evidence of the identity of the Relevant Account Holders and the principal amount of rights in respect of Global Notes credited to the securities account of each Relevant Account Holder at that time.

4. Any statement issued by any of the Clearing Systems to any Relevant Account Holder relating to a specified Global Note and stating the principal amount of rights in respect of one or more Global Notes which are credited to the securities account of such Relevant Account Holder and certified by the relevant Clearing System to be a true record of such securities account as aforesaid shall, in the absence of manifest error, be conclusive evidence of the records of the relevant Clearing System for the purposes of Clause 3 (but without prejudice to any other means of producing such records in evidence).

5. There shall be treated as incorporated into this Deed and with respect to the Direct Rights and any sums payable in relation thereto, all those provisions of the Notes represented by the relevant Global Note (immediately before it become void) relating to the amount of any sum payable by the Issuer or the time and manner in which any such amount should be paid but as if references in such provisions to (i) any Note or to any principal of, or other amount payable on, any Note were references to the Direct Rights or to sums payable with respect to the Direct Rights and (ii) any holder of any Note were references to the applicable Relevant Account Holder.

6. All payments in respect of this Deed shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom or in any jurisdiction through or from which such payments are made or any political subdivision or taxing authority of or in any of the foregoing ("Taxes"). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by each Relevant Account Holder after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable to a Relevant Account Holder:

(a) having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of the relevant Note or the benefit of this Deed.

(b) who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th November 20000 (the "Directive") or any law implementing or complying with, or introduced in order to conform to, the Directive.

7. The Issuer hereby warrants, represents and covenants with each Relevant Account Holder that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Deed, and that this Deed constitutes a legal, valid and binding obligation of the Issuer enforceable with its terms subject to the laws of bankruptcy, insolvency, liquidation or other laws affecting generally the enforcement of creditors' rights.

8. The Issuer will pay any stamp and other duties and taxes, including interest and penalties, payable on or in connection with the execution of this Deed and any successful action taken by any Relevant Account Holder to enforce the provisions of this Deed.

9. This Deed shall take effect as a Deed Poll for the benefit of the Relevant Account Holders from time to time and for the time being. This Deed shall be deposited with and held by the issue and paying agent for the Notes for the time being (being at the date hereof Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London, EC2N 2DB) until all the obligations of the Issuer hereunder have been discharged in full.

10. The Issuer hereby acknowledges the right of every Relevant Account Holder to the production of this Deed and further acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the account of, each and every Relevant Account Holder, and that each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Issuer.

11. No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed or the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

12. This Deed shall be governed by, and construed in accordance with, English law.

IN WITNESS WHEREOF this Deed has been executed by the Issuer and is intended to be and is hereby delivered on the date first above written.

SIGNED as a Deed)
by UNITED UTILITIES PLC)
acting by:)

Simon Batey
Director

Tim Rayner
Secretary

CO:894167.2

CONFORMED COPY

Dated 7th January, 2002

UNITED UTILITIES ELECTRICITY PLC
as Issuer

DEED OF COVENANT

relating to a U.S.$1,500,000,000
Euro-commercial paper programme

ALLEN & OVERY
London
CO:894152.4

THIS DEED OF COVENANT is made on 7th January, 2002 by UNITED UTILITIES ELECTRICITY PLC (the "**Issuer**") in favour of the account holders of CLEARSTREAM BANKING, SOCIÉTÉ ANONYME and EUROCLEAR BANK S.A./N.V., as operator of the Euroclear System and such other clearing system(s) as may be agreed from time to time pursuant to the Dealer Agreement referred to below (each, a "**Clearing System**").

WHEREAS:

(A) The Issuer, United Utilities PLC and United Utilities Water PLC have signed a Euro-commercial paper dealer agreement (as amended, restated, superseded or supplemented from time to time, the "**Dealer Agreement**") dated 7th January, 2002 with the dealers from time to time parties thereto (together the "**Dealers**" and each a "**Dealer**") under which the Issuer proposes, from time to time, to issue commercial paper in global and definitive form.

(B) Rights to receive a portion of the proceeds payable in respect of any such commercial paper in global form ("**Global Notes**") may be acquired by a Dealer and each Global Note may be delivered at the direction of such Dealer to a depositary for one or more of the Clearing Systems. That Dealer may then, from time to time, instruct a Clearing System to debit such Dealer's securities account with such Clearing System with those rights in respect of any such Global Note and to credit securities accounts of other account holders with the same or another Clearing System with corresponding rights in respect of any such Global Note in accordance with the terms and conditions and operating procedures or management regulations of the relevant Clearing System (the "**Operating Regulations**"), as the case may be. Such Global Notes will be exchangeable in accordance with their terms into notes in definitive form ("**Definitive Notes**").

(C) Account holders with a Clearing System which have rights in respect of any Global Note credited to their securities accounts from time to time will be entitled to transfer such rights in respect of such Global Note and (subject to payment being received from the Issuer) will be entitled to receive a proportion of the proceeds payable in respect of any such Global Note (such proportions being hereafter referred to as the "**principal amount**" of any right in respect of any such Global Note) from the relevant Clearing System in relation to such rights in respect of such Global Note in accordance with the Operating Regulations.

(D) In certain circumstances, specified in each Global Note, such Global Note will become void. In such circumstances, subject to and in accordance with the terms of this Deed, each account holder with a Clearing System which, at the time specified in Clause 3 of this Deed, has credited to its securities account with the relevant Clearing System rights in respect of such Global Note (the "**Relevant Account Holders**", which expression shall, however, exclude each Clearing System to the extent to which it is an account holder with another Clearing System for the purpose of operating any "bridge" between two or more of the Clearing Systems) shall acquire against the Issuer all those rights (the "**Direct Rights**") which such Relevant Account Holder would have acquired had, prior to such Global Note becoming void, Definitive Note(s) been issued in its favour by the Issuer in exchange for its interest in such Global Note, including, without limitation, rights to receive principal of, and any other amount payable on, such Definitive Note(s).

NOW THIS DEED WITNESSES as follows:

1. If any Global Note becomes void in accordance with the terms thereof, then each Relevant Account Holder for such Global Note shall acquire against the Issuer the Direct Rights applicable to such Relevant Account Holder and such Global Note.

2. The Issuer agrees that such Direct Rights as are referred to in Clause 1 shall, by virtue of this Deed, be acquired by such Relevant Account Holder immediately upon the applicable Global Note becoming void without any need for any further action by any person.

3. The records of the relevant Clearing System as at the opening of business on the first day on which a Global Note becomes void shall, in the absence of manifest error, be conclusive evidence of the identity of the Relevant Account Holders and the principal amount of rights in respect of Global Notes credited to the securities account of each Relevant Account Holder at that time.

4. Any statement issued by any of the Clearing Systems to any Relevant Account Holder relating to a specified Global Note and stating the principal amount of rights in respect of one or more Global Notes which are credited to the securities account of such Relevant Account Holder and certified by the relevant Clearing System to be a true record of such securities account as aforesaid shall, in the absence of manifest error, be conclusive evidence of the records of the relevant Clearing System for the purposes of Clause 3 (but without prejudice to any other means of producing such records in evidence).

5. There shall be treated as incorporated into this Deed and with respect to the Direct Rights and any sums payable in relation thereto, all those provisions of the Notes represented by the relevant Global Note (immediately before it become void) relating to the amount of any sum payable by the Issuer or the time and manner in which any such amount should be paid but as if references in such provisions to (i) any Note or to any principal of, or other amount payable on, any Note were references to the Direct Rights or to sums payable with respect to the Direct Rights and (ii) any holder of any Note were references to the applicable Relevant Account Holder.

6. All payments in respect of this Deed shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom or in any jurisdiction through or from which such payments are made or any political subdivision or taxing authority of or in any of the foregoing (**"Taxes"**). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by each Relevant Account Holder after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable to a Relevant Account Holder:

    (a) having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of the relevant Note or the benefit of this Deed; or

(b) who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th November 20000 (the "Directive") or any law implementing or complying with, or introduced in order to conform to, the Directive.

7. The Issuer hereby warrants, represents and covenants with each Relevant Account Holder that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Deed, and that this Deed constitutes a legal, valid and binding obligation of the Issuer enforceable with its terms subject to the laws of bankruptcy, insolvency, liquidation or other laws affecting generally the enforcement of creditors' rights.

8. The Issuer will pay any stamp and other duties and taxes, including interest and penalties, payable on or in connection with the execution of this Deed and any successful action taken by any Relevant Account Holder to enforce the provisions of this Deed.

9. This Deed shall take effect as a Deed Poll for the benefit of the Relevant Account Holders from time to time and for the time being. This Deed shall be deposited with and held by the issue and paying agent for the Notes for the time being (being at the date hereof Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB) until all the obligations of the Issuer hereunder have been discharged in full.

10. The Issuer hereby acknowledges the right of every Relevant Account Holder to the production of this Deed and further acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the account of, each and every Relevant Account Holder, and that each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Issuer.

11. No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed or the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

12. This Deed shall be governed by, and construed in accordance with, English law.

IN WITNESS WHEREOF this Deed has been executed by the Issuer and is intended to be and is hereby delivered on the date first above written.

SIGNED as a Deed by UNITED UTILITIES ELECTRICITY PLC acting by:	)))
	Simon Batey Director
	Tim Rayner Secretary

CO:894152.2

CONFORMED COPY

Dated 7th January, 2002

UNITED UTILITIES WATER PLC
as Issuer

DEED OF COVENANT

relating to a U.S.$1,500,000,000
Euro-commercial paper programme

ALLEN & OVERY
London
CO:894159.4

THIS DEED OF COVENANT is made on 7th January, 2002 by UNITED UTILITIES WATER PLC (the "**Issuer**") in favour of the account holders of CLEARSTREAM BANKING, SOCIÉTÉ ANONYME and EUROCLEAR BANK S.A./N.V., as operator of the Euroclear System and such other clearing system(s) as may be agreed from time to time pursuant to the Dealer Agreement referred to below (each, a "**Clearing System**").

WHEREAS:

(A) The Issuer, United Utilities PLC ("**United**") and United Utilities Electricity PLC have signed a Euro-commercial paper dealer agreement (as amended, restated, superseded or supplemented from time to time, the "**Dealer Agreement**") dated 7th January, 2002 with the dealers from time to time parties thereto (together the "**Dealers**" and each a "**Dealer**") under which the Issuer proposes, from time to time, to issue commercial paper in global and definitive form.

(B) Rights to receive a portion of the proceeds payable in respect of any such commercial paper in global form ("**Global Notes**") may be acquired by a Dealer and each Global Note may be delivered at the direction of such Dealer to a depositary for one or more of the Clearing Systems. That Dealer may then, from time to time, instruct a Clearing System to debit such Dealer's securities account with such Clearing System with those rights in respect of any such Global Note and to credit securities accounts of other account holders with the same or another Clearing System with corresponding rights in respect of any such Global Note in accordance with the terms and conditions and operating procedures or management regulations of the relevant Clearing System (the "**Operating Regulations**"), as the case may be. Such Global Notes will be exchangeable in accordance with their terms into notes in definitive form ("**Definitive Notes**", the Global Notes and the Definitive Notes being herein together called the "**Notes**").

(C) Account holders with a Clearing System which have rights in respect of any Global Note credited to their securities accounts from time to time will be entitled to transfer such rights in respect of such Global Note and (subject to payment being received from the Issuer) will be entitled to receive a proportion of the proceeds payable in respect of any such Global Note (such proportions being hereafter referred to as the "**principal amount**" of any right in respect of any such Global Note) from the relevant Clearing System in relation to such rights in respect of such Global Note in accordance with the Operating Regulations.

(D) In certain circumstances, specified in each Global Note, such Global Note will become void. In such circumstances, subject to and in accordance with the terms of this Deed, each account holder with a Clearing System which, at the time specified in Clause 3 of this Deed, has credited to its securities account with the relevant Clearing System rights in respect of such Global Note (the "**Relevant Account Holders**", which expression shall, however, exclude each Clearing System to the extent to which it is an account holder with another Clearing System for the purpose of operating any "bridge" between two or more of the Clearing Systems) shall acquire against the Issuer all those rights (the "**Direct Rights**") which such Relevant Account Holder would have acquired had, prior to such Global Note becoming void, Definitive Note(s) been issued in its favour by the Issuer in exchange for its interest in such Global Note, including, without limitation, rights to receive principal of, and any other amount payable on, such Definitive Note(s).

NOW THIS DEED WITNESSES as follows:

1. If any Global Note becomes void in accordance with the terms thereof, then each Relevant Account Holder for such Global Note shall acquire against the Issuer the Direct Rights applicable to such Relevant Account Holder and such Global Note.

2. The Issuer agrees that such Direct Rights as are referred to in Clause 1 shall, by virtue of this Deed, be acquired by such Relevant Account Holder immediately upon the applicable Global Note becoming void without any need for any further action by any person.

3. The records of the relevant Clearing System as at the opening of business on the first day on which a Global Note becomes void shall, in the absence of manifest error, be conclusive evidence of the identity of the Relevant Account Holders and the principal amount of rights in respect of Global Notes credited to the securities account of each Relevant Account Holder at that time.

4. Any statement issued by any of the Clearing Systems to any Relevant Account Holder relating to a specified Global Note and stating the principal amount of rights in respect of one or more Global Notes which are credited to the securities account of such Relevant Account Holder and certified by the relevant Clearing System to be a true record of such securities account as aforesaid shall, in the absence of manifest error, be conclusive evidence of the records of the relevant Clearing System for the purposes of Clause 3 (but without prejudice to any other means of producing such records in evidence).

5. There shall be treated as incorporated into this Deed and with respect to the Direct Rights and any sums payable in relation thereto, all those provisions of the Notes represented by the relevant Global Note (immediately before it become void) relating to the amount of any sum payable by the Issuer or the time and manner in which any such amount should be paid but as if references in such provisions to (i) any Note or to any principal of, or other amount payable on, any Note were references to the Direct Rights or to sums payable with respect to the Direct Rights and (ii) any holder of any Note were references to the applicable Relevant Account Holder.

6. All payments in respect of this Deed shall be made without set-off, counterclaim, fees, liabilities or similar deductions, and free and clear of, and without deduction or withholding for, taxes, levies, duties, assessments or charges of any nature now or hereafter imposed, levied, collected, withheld or assessed in the United Kingdom or in any jurisdiction through or from which such payments are made or any political subdivision or taxing authority of or in any of the foregoing (**"Taxes"**). If the Issuer or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer shall, to the extent permitted by applicable law or regulation, pay such additional amounts as shall be necessary in order that the net amounts received by each Relevant Account Holder after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding, except that no such additional amounts shall be payable to a Relevant Account Holder:

   (a) having some connection with the jurisdiction imposing the Taxes other than the mere holding of and payment in respect of the relevant Note or the benefit of this Deed; or

(b) who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption but fails to do so; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th - 27th November 20000 (the "Directive") or any law implementing or complying with, or introduced in order to conform to, the Directive.

7. The Issuer hereby warrants, represents and covenants with each Relevant Account Holder that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Deed, and that this Deed constitutes a legal, valid and binding obligation of the Issuer enforceable with its terms subject to the laws of bankruptcy, insolvency, liquidation or other laws affecting generally the enforcement of creditors' rights.

8. The Issuer will pay any stamp and other duties and taxes, including interest and penalties, payable on or in connection with the execution of this Deed and any successful action taken by any Relevant Account Holder to enforce the provisions of this Deed.

9. This Deed shall take effect as a Deed Poll for the benefit of the Relevant Account Holders from time to time and for the time being. This Deed shall be deposited with and held by the issue and paying agent for the Notes for the time being (being at the date hereof Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London, EC2N 2DB) until all the obligations of the Issuer hereunder have been discharged in full.

10. The Issuer hereby acknowledges the right of every Relevant Account Holder to the production of this Deed and further acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the account of, each and every Relevant Account Holder, and that each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Issuer.

11. No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed or the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

12. This Deed shall be governed by, and construed in accordance with, English law.

IN WITNESS WHEREOF this Deed has been executed by the Issuer and is intended to be and is hereby delivered on the date first above written.

SIGNED as a Deed)
by UNITED UTILITIES WATER PLC)
acting by:)

Simon Batey
Director

Tim Rayner
Secretary

UNITED UTILITIES PLC
Issuer

and

MARINE MIDLAND BANK
Trustee

INDENTURE

Dated as of July 28, 1998

U.S.$400,000,000
6.875% Notes due August 15, 2028

TError! No table of contents entries found.

Reconciliation and tie of Trust Indenture Act
and Indenture[1]

Trust Indenture Act Section	Indenture
§ 310 (a)(1)	6.09
(a)(2)	6.09
(b)	6.08, 6.10
§ 311 (a)	6.13
(b)	6.13
(b)(2)	7.03
§ 312 (a)	7.01, 702(a)
(b)	7.02(b)
(c)	7.02(c)
§ 313	7.03
§ 314 (a)	7.04
(c)(1)	1.02
(c)(2)	1.02
(e)	1.02
§ 315 (a)	6.01
§ 315 (b)	6.02
§ 315 (e)	5.14
§ 316 (a)(last sentence)	1.01 ("Outstanding")
(b)	5.08
(c)	1.04
§ 317 (a)(1)	5.03
(a)(2)	5.04
(b)	10.03
§ 318 (a)	1.07

[1] This reconciliation and tie shall not, for any purpose, be deemed part of this Indenture.

THIS INDENTURE, dated as of July 28, 1998 between UNITED UTILITIES PLC, a public limited company incorporated in England and Wales (herein called the "Issuer"), having its registered office at Birchwood Point Business Park, Birchwood Boulevard, Birchwood, Warrington WA3 7WB, England, and MARINE MIDLAND BANK, a New York banking corporation and trust company, as Trustee (herein called the "Trustee"), having its Corporate Trust Office at 140 Broadway, 12th Floor, New York, New York 10005.

RECITALS OF THE ISSUER

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of its 6.875% Notes due August 15, 2028 (herein called the "Notes"), to be issued as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Issuer, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Notes, as follows:

1 ARTICLE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1 SECTION . *Definitions.* For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United Kingdom at the date of such computation;

(d) all references in this instrument to designated "Articles", "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this instrument. The words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Six, are defined when first used.

"Act", when used with respect to any Holder, has the meaning specified in Section .

"Additional Amounts" has the meaning set forth in Section .

"Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Attributable Debt" means, as to any lease in respect of a Sale and Leaseback Transaction, as of the date of determination, the lesser of (i) the fair value of the property subject to the Sale and Leaseback Transaction (as determined by the Board of Directors of the Issuer) and (ii) the present value (discounted at a rate equal to the weighted average of the rate of interest on all Notes then issued and outstanding under the Indenture, compounded semi-annually) of the total amount of rent required to be paid under such lease during the remaining term thereof, including any period for which such lease has been extended. Such rental payments shall not include amounts payable by or on behalf of the lessee on account of maintenance and repairs, crewing/manning, insurance, taxes, assessments and similar charges.

"Authenticating Agent" means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes.

"Authorized Newspaper" means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used, which, in the United Kingdom, will be *The Financial Times* of London, if practicable, and which, in the United States, will be *The Wall Street Journal*, if practicable, and if it shall be impracticable in the opinion of the Trustee to make any publication of any notice required hereby in any such newspaper, shall mean any publication or other notice in lieu thereof which is made or given with the approval of the Trustee.

"Bankruptcy Law" means (i) for purposes of the Issuer, the U.K. Insolvency Act 1986, as supplemented or amended together with all rules, regulations and instruments made thereunder and applicable United Kingdom law relating to bankruptcy, insolvency, winding up, administration, receivership and other similar matters and (ii) for purposes of the Trustee, Title 11, U.S. Code or any similar United States Federal, state or foreign law for the relief of creditors.

"Board of Directors" means either the board of directors, or any committee of such board duly authorized to act with respect hereto, of the Issuer, which board of directors or committee may, to the extent permitted by applicable law, delegate its authority.

"Board Resolution" means a copy of a resolution certified by the Secretary or a Deputy or Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors or an authorized committee thereof and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Book-Entry Depositary" means the person appointed as agent by the Issuer under the Deposit Agreement for the purposes of maintaining records in which it shall record the ownership of, transfer of and increases or decreases in the principal amount of the certificateless depositary interest corresponding to the Global Note (or a successor Book-Entry Depositary).

"Book-Entry Note" means an interest in the certificateless depositary interest which is eligible for trading through DTC's book-entry system.

"Business Day" means, with respect to any Place of Payment, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or custom to close.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Consolidated Net Tangible Assets" means the aggregate amount of total assets of the Issuer and its consolidated subsidiaries after deducting (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents and other like intangible assets, as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Issuer.

"Corporate Trust Office" means the office of the Trustee in which its corporate trust business is principally administered.

The term "corporation" includes corporations, associations, companies and business trusts.

"Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

"Definitive Note" means any Note substantially in the form of Exhibit B to this Indenture issued in accordance with this Indenture.

"Deposit Agreement" means, with respect to the Notes, the Note Deposit Agreement dated as of July 28, 1998 between United Utilities PLC, as Issuer, and The Bank of New York, as Book-Entry Depositary.

"Dollar" or "$" or any similar reference means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

"DTC" means The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulation, or the nominee of either The Depository Trust Company, New York, New York or any such successor.

"DTC Participant" means a member of, or participant in, DTC.

"Event of Default" has the meaning specified in Section .

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Global Note" means the global security evidencing all of the Notes, without coupons for payments attached, authenticated and delivered to the Holder.

"Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) or trust company as custodian with respect to any such Government Obligation or specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation evidenced by such depositary receipt.

"H.15 (519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

"Holder" means (i) for so long as the Notes are represented by the Global Note, the bearer thereof, and (ii) in the event that Definitive Notes are issued, the person in whose name a Definitive Note is registered on the Note Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"Interest Payment Date", means February 15 and August 15 of each year, commencing on February 15, 1999, on which payment of an instalment of interest on the Notes is due and payable.

"Issuer" means the Person named as the "Issuer" in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Issuer" shall mean such successor. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Issuer, the term "Issuer" shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

"Issuer Request" and "Issuer Order" mean, respectively, a written request or order signed in the name of the Issuer by an Executive Director or the Secretary or a Deputy or Assistant Secretary of the Issuer, and delivered to the Trustee.

"Maturity", when used with respect to any Note, means the date, if any, on which the principal of such Note becomes due and payable as therein or herein provided, whether by call for redemption, winding-up of the Issuer or otherwise.

"Notes" has the meaning set forth in the recitals of the Issuer herein and more particularly means the Notes issued, authenticated and delivered under this Indenture.

"Note Register" and "Note Registrar" have the respective meanings specified in Section .

"Note" means one of the Notes.

"Officers' Certificate" means a certificate delivered to the Trustee and signed by an Executive Director or a General Manager and the Secretary or a Deputy or Assistant Secretary of the Issuer and otherwise meeting the requirements of Section .

"Opinion of Counsel" means a written opinion of legal advisors addressed to the Trustee complying with the requirements of Section . Unless otherwise required by the Trust Indenture Act, the legal advisors may be an employee of or counsel to the Issuer.

"Outstanding", means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(i) Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(ii) Notes, or portions thereof, for whose payment or redemption money or Government Obligations in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Notes; provided, that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(iii) Notes which have been paid pursuant to Section 3.05 or Section or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Issuer;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, notice, consent, waiver or vote hereunder, Notes beneficially owned by the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so beneficially owned shall be so disregarded; provided further, however, that Notes so beneficially owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor.

"Paying Agent" means initially Marine Midland Bank, as New York Paying Agent (the "New York Paying Agent") or Midland Bank plc, as London Paying Agent (the "London Paying Agent"), and thereafter any Person (which may include the Issuer) authorized by the Issuer to pay the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes on behalf of the Issuer.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment", means the place or places where the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on the Notes are payable as specified in Section .

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

"Principal Subsidiary" means North West Water Limited or NORWEB plc, for so long as each such company remains a subsidiary (as defined in Section 736 of the Companies Act 1985) of the Issuer, or any other subsidiary of the Issuer to which the business of either North West Water Limited or NORWEB plc is transferred.

"Redemption Date", when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to Section 11.06.

"Regular Record Date" for any interest payable on any Interest Payment Date on Notes of any series means the February 1 or August 1, as the case may be, immediately preceding such Interest Payment Date.

"Responsible Officer", when used with respect to the Trustee, means any officer of the Trustee assigned to or working in the corporate trust department of the Trustee or, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

"Sale and Leaseback Transaction" has the meaning given to it in Section 10.08.

"Stated Maturity", when used with respect to any Note or instalment of the principal thereof, means August 15, 2028, and when used with respect to any instalment of interest on a Note, means the relevant Interest Payment Date.

"Successor Jurisdiction" has the meaning specified in Section .

"Successor Person" has the meaning specified in Section .

"Treasury Rate" means the per annum rate equal to the semiannual yield to maturity for United States Treasury securities maturing on the Stated Maturity and trading in the public securities markets either (x) as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Stated Maturity and (B) the other maturing as close as possible to, but later than, the Stated Maturity in each

case as published in the most recent H.15 (519) or (y) if a weekly average yield to maturity for United States Treasury securities maturing on the Stated Maturity is reported in the most recent H.15 (519), such weekly average yield to maturity as published in such H.15 (519).

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean the Person who is then the Trustee hereunder, and if at any time there is more than one such Person, "Trustee" shall mean and include each such Person.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this instrument was executed, except as provided in Section .

"United Kingdom" or "UK" means the United Kingdom of Great Britain and Northern Ireland.

"United States of America" or "US" means the United States of America and, except in the case of Sections and , its territories and possessions.

"Vice President", when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

1.1 SECTION . *Compliance Certificates and Opinions.* Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of the legal advisor rendering such opinion all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished unless so required in such provision.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

1.2 SECTION . *Form of Documents Delivered to Trustee.* In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, legal advisors, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representations by, legal advisors may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer unless such legal advisors know, or with the exercise of reasonable care should know, that the certificate or opinion or representation with respect to such matters is erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

(a) SECTION . *Acts of Holders.* Any request, demand, authorization, direction, notice, consent, waiver, vote or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, when it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section) conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section.

(b) If the Issuer shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver, vote or other Act, the Issuer may, at its option, by Board Resolution, fix in advance a record date for purposes of determining the identity of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, but the Issuer shall have no obligation to do so. Any such record date shall be fixed at the Issuer's discretion. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver, vote or other Act may be sought or given before or within a specified period following the record date, which specified period shall be 170 days or such shorter period or longer period (but not beyond 180 days) as may be specified by the Issuer (or the Trustee, if such record date was set by the Trustee) from time to time. Only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, and for that purpose the Outstanding Notes shall be computed as of such record date.

(c) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. When such execution is by a signatory acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(d) The ownership of a Definitive Note shall be proved by the Note Register. The ownership of the Global Note shall be proved by the production thereof by its bearer from time to time.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of any thing done, omitted or suffered to be done by the Trustee, the Issuer in reliance thereon, whether or not notation of such action is made upon such Note or such other Note.

(f) Without limiting the foregoing, a Holder entitled hereunder to give or take any such action with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.

1.2 SECTION . *Notices, etc. to Trustee and Issuer.* Any request, demand, authorization, direction, notice, consent, waiver, vote or Act of Holders or other

document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder, the Issuer or any Paying Agent shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing to or with the Trustee and received at its Corporate Trust Office, or

(b) the Issuer by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, in the case of the Issuer, first-class postage prepaid, addressed to the Issuer at the address of its principal office specified in the first paragraph of this Indenture (unless another address has been previously furnished in writing to the Trustee and each Paying Agent by the Issuer, in which case at the last such address) marked "Attention: Company Secretary"; or

(c) any Paying Agent by any Holder, the Issuer or the Trustee shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to the New York Paying Agent at Marine Midland Bank, 140 Broadway, 12th Floor, New York, New York 10005-1180, Attn: Frank Godino (telephone: 212-658-6433; telefax: 212-658-6425) and to the London Paying Agent at Midland Bank plc, Mariner House, Pepys Street, London, EC3N 4DA, Attn: Issuer Services (telephone: 44-171-260-7801; telefax: 44-171-260-8086) (in each case unless another address has been previously furnished in writing to the Trustee and the Issuer by such Paying Agent, in which case at the last such address).

1.3 SECTION . *Notice to Holders; Waiver.* When this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) with respect to the Global Note, if in writing and delivered or mailed and received, first-class postage prepaid, to the Holder at the address previously furnished in writing by the Holder to the Trustee and the Issuer and (b) if Outstanding Definitive Notes are affected, if given in writing and mailed, first-class postage prepaid, to each Holder of a Definitive Note affected by such event in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act with respect to reports pursuant to Section of this Indenture, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

When notice to Holders of Definitive Notes is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such

notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

1.1 SECTION . *Conflict with Trust Indenture Act.* This Indenture is subject to, and shall be governed by, the provisions of the Trust Indenture Act that are required to be part of and to govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.

1.2 SECTION . *Effect of Headings and Table of Contents.* The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.3 SECTION . *Successors and Assigns.* All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

1.4 SECTION . *Separability Clause.* In case any provision in this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.5 SECTION . *Benefits of Indenture.* Nothing in this Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.6 SECTION . *Governing Law.* This Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

1.7 SECTION . *Saturdays, Sundays and Public Holidays.* In any case where any Interest Payment Date, Redemption Date, Maturity or Stated Maturity of a Note shall not be a Business Day at any Place of Payment, payments of interest, if any (and premium, if any) or principal need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, provided that no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, as the case may be.

1.8 SECTION . *Consent to Jurisdiction and Appointment of Agent for Service.*

(a) The Issuer irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof in any suit, action or proceeding that may be brought in connection with this Indenture or the Notes, and waives any immunity from the jurisdiction of such courts. The Issuer irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action or proceeding that may be brought in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Issuer agrees, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Issuer and waives, to the fullest extent permitted by law, any objection to the enforcement by any competent court in the United Kingdom of judgements validly obtained in any such court in New York on the basis of such suit, action or proceeding; *provided, however,* that the Issuer does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment, (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration of, any such judgment, or (iii) any other right or remedy of the Issuer to the extent not expressly waived in accordance with this Section.

(b) The Issuer has designated and appointed CT Corporation System, 1633 Broadway, New York, New York 10019, as its authorized agent upon which process may be served in any suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York arising out of or relating to the Notes or this Indenture, but for that purpose only, and agrees that service of process upon said agent shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable so long as any of the Notes remain Outstanding until the appointment of a successor by the Issuer and such successor's acceptance of such appointment. Upon such acceptance, the Issuer shall notify the Trustee of the name and address of such successor. The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Notes shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Issuer to take any such action.

Nothing in this Section shall affect the right of the Trustee or any Holder of any Note to serve process in any manner permitted by applicable law or limit the right of the Trustee or any Holder of any Note to bring proceedings against the Issuer in the courts of any other jurisdiction or jurisdictions.

(a) The Issuer agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, on the Notes (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the Trustee could purchase the Required Currency with the Judgment Currency and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering the Required Currency the amount, if any, by which actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.

2 ARTICLE

NOTE FORM

1.1 SECTION . *Forms Generally.* The Global Note and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Indenture. The Definitive Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit B, which is hereby incorporated in and expressly made a part of this Indenture. The Global Note and the Definitive Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuer is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuer). The Issuer shall furnish any such legend not contained in Exhibit A or Exhibit B to the Trustee in writing. The Global Note and each Definitive Note shall be dated the date of its authentication. The terms of the Global Note and of the Definitive Notes set forth in Exhibit A and Exhibit B, respectively, are part of the terms of this Indenture.

Definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

1 ARTICLE

THE NOTES

1.1 SECTION . *Execution, Authentication, Delivery and Dating*. The Notes shall be executed on behalf of the Issuer in the manner provided for in this section by (A) any of its Directors or General Manager (or officers with similar title and status) and (B) the Secretary or Assistant Secretary to the Issuer or his or her Attorney-in-Fact. The signature of any of these officers on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes, provided such officer was the holder of such office at the time of such execution.

For so long as the Issuer shall be a company organized under the laws of the United Kingdom, any other instrument or document required to be signed by or on behalf of the Issuer hereunder shall be signed as provided in this Section. Each such document or instrument shall be signed on behalf of the Issuer by two members of its Board of Directors.

In the event that a successor Issuer which is organized under the laws of a jurisdiction other than the United Kingdom shall become the Issuer hereunder pursuant to the terms hereof, then any instrument or document required to be signed by such successor Issuer shall be signed as authorized by the laws, statutes or regulations of such jurisdiction, and by the provisions of the articles of incorporation and any by-laws or similar instrument of such successor Issuer, in order for such instrument or document to be legal, valid and binding. In addition, any Officers' Certificate of any such successor Issuer may be signed by any Person or Persons performing duties equivalent to the duties of an executive officer of a U.S. corporation, and any resolution of such successor Issuer which has been adopted by a governing body of such successor Issuer having functions equivalent to those of a U.S. board of directors and certified by any Person permitted to certify such a resolution under the laws, statutes and regulations of the jurisdiction of such successor Issuer and the articles of incorporation and any by-laws or similar documents of such successor Issuer, shall constitute a Board Resolution hereunder.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Trustee for

authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise. Upon receipt of a written order of the Issuer, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Issuer. In authenticating such Notes and accepting the additional responsibilities under this Indenture in relation to such Notes the Trustee shall be entitled to receive, and (subject to Section) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture.

The Trustee shall not be required to authenticate such Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by or on behalf of the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and that such Note is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 3.07, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

1.1 SECTION . *Temporary Notes.* Pending the preparation of Definitive Notes, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Notes substantially of the tenor of the Definitive Notes in lieu of which they are issued, which Notes may be printed, lithographed, typewritten, photocopied or otherwise produced. Temporary Notes will be issued as Definitive Notes and may have such appropriate insertions, omissions, substitutions and other variations as the officers executing such Notes may determine, all as evidenced by such execution.

If temporary Notes are issued, the Issuer will cause, if so required by the terms of such temporary Notes, Definitive Notes to be prepared without unreasonable delay, but in no case more than 30 days after issuance of such temporary Notes. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes containing identical terms and provisions upon surrender of the temporary Notes at the office or agency of the

Issuer in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like aggregate principal amount of Definitive Notes containing identical terms and provisions. Until so exchanged, unless otherwise provided therein or in a supplemental indenture relating thereto, the temporary Notes shall in all respects be entitled to the same benefits (but shall be subject to all the limitations of rights) under this Indenture as Definitive Notes.

Upon any exchange of a portion of a temporary Global Note for a definitive Global Note or for the individual Notes represented thereby pursuant to this Section 3.02 or Section 3.03, the temporary Global Note shall be endorsed by the Trustee to reflect the reduction of the principal amount evidenced thereby, whereupon the principal amount for such temporary Global Note shall be reduced for all purposes by the amount so exchanged and endorsed.

1.1 SECTION . *Registration, Registration of Transfer and Exchange.*

(a) Global Note. The Global Note shall be issued in bearer form and shall be transferable by delivery. The Global Note shall be exchangeable for Definitive Notes only as provided in this paragraph. The Global Note shall be exchangeable pursuant to this Section only (i) if the Book-Entry Depositary notifies the Issuer in writing that it is unwilling or unable to continue to act as Book-Entry Depositary and a successor Book-Entry Depositary is not appointed by the Issuer within 90 days of such notification, (ii) if DTC notifies the Book-Entry Depositary that it is unwilling or unable to continue to hold the certificateless depositary interest issued by the Book-Entry Depositary with respect to the Global Note or if at any time DTC is unable to or ceases to be a clearing agency registered under the Exchange Act and a successor to DTC registered under the Exchange Act is not appointed by the Book-Entry Depositary at the written request of the Issuer within 90 days, or (iii) in the event of a winding-up of the Issuer or if the Issuer fails to make a payment on the Notes when due or in the event of any other Event of Default, at the request of the Holders. If exchangeable pursuant to the preceding sentence, the Global Note shall be exchangeable for Definitive Notes aggregating a like amount as the Global Note so exchangeable. Definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as such names are from time to time provided, where DTC holds the certificateless depositary interest corresponding to the Global Note, by the relevant DTC Participants holding interests in the Global Note (as the names of such DTC Participants are provided to the Book-Entry Depositary from time to time by DTC and by the Book-Entry Depositary to the Issuer) and, in all other cases, by the Holder, to the Trustee.

If the Global Note is exchangeable pursuant to the preceding paragraph, it shall be exchangeable for Definitive Notes issuable in authorized denominations of a like aggregate principal amount and tenor.

Except as provided above, owners solely of beneficial interests in the Global Note shall not be entitled to receive physical delivery of Definitive Notes and will not be considered the holders thereof for any purpose under this Indenture.

The DTC Participants, DTC and any beneficial owners shall have no rights under this Indenture with respect to the Global Note if held on their behalf by a Holder, and such Holder shall be treated by the Issuer, the Trustee, and any agent of the Issuer, the Trustee as the owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by a Holder, or impair, as between DTC or other clearance service and its DTC Participants and Holders, the operation of customary practices governing the exercise of the rights of a holder of any security, including without limitation the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under this Indenture.

In connection with any exchange of interests in the Global Note for Definitive Notes as provided in this subsection (a), then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Issuer shall deliver to the Trustee Definitive Notes in aggregate principal amount equal to the principal amount of the Global Note or the portion to be exchanged executed by the Issuer. On or after the earliest date on which such interests may be so exchanged, the Global Note shall be surrendered by the Holder to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for Definitive Notes without charge and the Trustee shall authenticate and deliver, in exchange for each portion of the Global Note, an equal aggregate principal amount of Definitive Notes as the portion of the Global Note to be exchanged. If the Global Note is exchangeable pursuant to this Section, it shall be exchangeable for Notes registered in such names as the Holder of the Global Note shall direct. If a Definitive Note is issued in exchange for any portion of the Global Note after the close of business at the office or agency where such exchange occurs on any record date and before the opening of business at such office or agency on the relevant Interest Payment Date, interest will not be payable on such Interest Payment Date in respect of such Definitive Note, but will be payable on such Interest Payment Date only to the person to whom payments of interest in respect of such portion of the Global Note are payable.

DTC may grant proxies and otherwise authorize any person, including DTC Participants and persons that may hold interests through DTC Participants, to take any action which a Holder is entitled to take under this Indenture with respect to the Notes.

(a) The Issuer shall cause to be kept in the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Issuer in a Place of Payment being herein sometimes collectively referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of registered Notes and of transfers of such Notes. The Note Register shall, at all times, be kept, and all transfers shall be entered in the Note Register at a location outside the United Kingdom. The Trustee is hereby appointed "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided.

Notes shall be transferable only on the Note Register. Upon surrender for registration of transfer of any Note at an office or agency of the Issuer designated pursuant to Section for such purpose, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of a like aggregate principal amount and tenor.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed, by the registered Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section or 9.06 not involving any transfer.

1.1 SECTION . *Mutilated, Destroyed, Lost and Stolen Notes.* If any mutilated Note is surrendered to the Trustee, the Issuer may execute, and the Trustee shall authenticate and deliver in exchange therefor, a new Note of like amount, and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Issuer and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Note and (b) such security or indemnity as may be required by them to save each of them and any agent of any of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Note has been acquired by a bona fide purchaser, the Issuer shall execute, and upon the Issuer's request the Trustee shall authenticate and deliver in lieu of any such destroyed, lost or stolen Note a new Note of like amount, and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

1.1 SECTION . *Payment; Interest Rights Preserved.* Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid, in the case of Definitive Notes, to the Holder in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest and, in the case of the Global Note, to the Holder thereof including through a Paying Agent outside the United Kingdom by wire transfer of same-day funds to the Holder.

Payment of interest on Definitive Notes, if any are issued, will be made by a dollar check drawn on a bank in The City of New York mailed to each Holder thereof at such Holder's registered address or, upon application by a Holder of at least $1,000,000 aggregate principal amount of Notes to the Note Registrar, each Paying Agent or the Trustee pursuant to the terms of the Indenture not later than the relevant Regular Record Date, by wire transfer in immediately available funds to a dollar account maintained by the Holder with a bank in The City of New York. Principal of Definitive Notes will be payable at the office of the Note Registrar, any Paying Agent or the Trustee pursuant to the terms of the Indenture or, subject to applicable laws and regulations, in such other place or places as are designated by the Issuer, by dollar check drawn on, or by transfer to a dollar account maintained by the Holder with, a bank located in The City of New York.

Claims in respect of principal and interest will become void unless, in the case of the Global Note, presentation for payment is made within a period of ten years in the case of principal and five years in the case of interest from the date on which the relevant payment first becomes due. The Issuer shall be discharged from its obligation to pay principal and interest on Definitive Notes to the extent that payments duly made are not claimed within a period of ten years in the case

of principal or five years in the case of interest from the date on which the relevant payment first became due.

If any instalment of interest, the Stated Maturity of which is on or prior to the Redemption Date for any Note called for redemption pursuant to Article Eleven, is not paid or duly provided for on or prior to the Redemption Date in accordance with the foregoing provisions of this Section, such interest shall be payable as part of the Redemption Price of such Notes.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

1.1 SECTION . *Persons Deemed Owners.* The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat (a) the holder of a bearer Note (including the Global Note) and (b) any Person in whose name a Note is registered as the owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.05) interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Issuer, the Trustee nor any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

1.2 SECTION . *Cancellation.* All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Issuer may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Issuer has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted pursuant to the provisions of this Indenture. The Trustee shall, upon the written request of the Issuer, return cancelled Notes to the Issuer.

1.3 SECTION . *Computation of Interest.* Payments of interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

1.4 SECTION . *CUSIP Numbers.* The Issuer in issuing the Notes may use CUSIP numbers, if then generally in use, and thereafter the Trustee may use such numbers in any notice of redemption or exchange; *provided that* any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission

of such numbers. The Issuer will promptly notify the Trustee of any change in the CUSIP numbers.

2 ARTICLE

SATISFACTION, DISCHARGE AND DEFEASANCE

(a) SECTION . *Satisfaction and Discharge of Indenture.* This Indenture shall upon Issuer Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes when either

(i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.04 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section) have been delivered to the Trustee for cancellation; or

(ii) all such Notes described in (i) above not theretofore delivered to the Trustee for cancellation

(A) have become due and payable or will become due and payable at the Stated Maturity within one year, or

(B) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

and the Issuer has in the case of (A) or (B) above irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust for the purpose, an amount in cash or Government Obligations and has delivered a certificate of a firm of independent public accountants to such Trustee verifying that such cash or Government Obligations will be sufficient to pay and discharge all claims with respect to such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and accrued interest, if any and Additional Amounts, if any, to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(a) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to the Notes;

(b) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a

result of such defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Notes have been complied with;

(a) if the Notes are not to become due and payable at their Stated Maturity, if any, within one year of the date of a deposit pursuant to Section (a)(ii) or are not to be called for redemption within one year of the date of such deposit under arrangements satisfactory to such Trustee as of the date of such deposit, then the Issuer shall have given, not later than the date of such deposit, notice of such deposit to the Holders of such Notes; and

(b) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that payment of amounts deposited in trust with the Trustee as provided in clause (a) hereof will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed, levied, collected, withheld or assessed by, within or on behalf of the United Kingdom or any political subdivision or governmental authority thereof or having therein power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the Trustee as provided in clause (a) hereof.

Upon the satisfaction of the conditions set forth in this Section with respect to all the Notes, the terms and conditions of the Notes, including the terms and conditions with respect thereto set forth in this Indenture, shall no longer be binding upon, or applicable to, the Issuer; *provided, however,* that in no event shall the Issuer be discharged from (1) any payment obligations in respect of Notes which are deemed not to be "Outstanding" under clause (iii) of the definition thereof if, under such clause (iii), such obligations continue to be valid obligations of the Issuer or (2) any obligations under Sections and ; and *provided, further,* that in the event a petition seeking relief under any applicable Bankruptcy Law is filed and not discharged with respect to the Issuer within 91 days after the deposit, the entire indebtedness on all Notes shall not be discharged, and in such event the Trustee shall return such deposited funds or obligations as it is then holding to the Issuer upon written request from the Issuer.

Notwithstanding any satisfaction and discharge of this Indenture, the obligations of the Issuer to any Authenticating Agent under Section and, if cash and/or Government Obligations shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section, the obligations of the Trustee under Section and the last paragraph of Section shall survive any such satisfaction and discharge.

1.1 SECTION . *Application of Trust Money.* Subject to the provisions of the last paragraph of Section , all cash and Government Obligations deposited with the Trustee pursuant to Section shall be held in trust and such cash and the proceeds from such Government Obligations shall be applied by it in accordance

with the provisions of the Notes and this Indenture to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for the payment of which such cash and/or Government Obligations have been deposited with the Trustee.

1.2 SECTION . *Applicability of Defeasance Provisions; Option to Effect Defeasance or Covenant Defeasance.* If provision is made for either or both of (i) defeasance of the Notes under Section or (ii) covenant defeasance of the Notes under Section , then the provisions of such Section or Sections, as the case may be, together with the provisions of Sections through inclusive, shall be applicable to the Notes, and the Issuer may at its option, by Board Resolution, at any time elect to have Section (if applicable) or Section (if applicable) be applied to the Outstanding Notes upon compliance with the conditions set forth below in this Article.SECTION . *Defeasance and Discharge.* Upon the Issuer's exercise of the option specified in Section applicable to this Section , the Issuer shall be deemed to have been discharged from its obligations with respect to the Outstanding Notes on and after the date the conditions set forth in Section are satisfied (hereinafter "defeasance"). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall on Issuer Order execute proper instruments acknowledging the same) and such Notes shall thereafter be "outstanding" only for the purpose of the sections of this Indenture referred to in clauses (i) and (ii) below, except the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Notes to receive, solely from the trust funds described in Section and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on such Notes when such payments are due; (ii) the Issuer's obligations with respect to such Notes under Sections , , , and ; (iii) the rights, powers, trusts, duties and immunities in respect of the Trustee hereunder and (iv) this Article. Subject to compliance with this Article, the Issuer may exercise its option under this Section notwithstanding the prior exercise of its option under Section with respect to such Notes.

1.3 SECTION . *Covenant Defeasance.* Upon the Issuer's exercise of the option specified in Section applicable to this Section , (i) the Issuer shall be released from its obligations under Sections , 10.07 and 10.08, and any covenant provided pursuant to Section 9.01(b) for the benefit of the Holders of Notes and (ii) the occurrence of any event specified in Section (with respect to any of Sections , 10.07 and 10.08 and any such covenants provided pursuant to Section 9.01(b)) shall be deemed not to be or result in an Event of Default, in each case as provided in this Section, on and after the date the conditions set forth in Section are satisfied (hereinafter, "covenant defeasance") and the Notes shall thereafter be deemed not "Outstanding" for the purpose of any direction, waiver, consent or

declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section , but, except as specified above, the remainder of this Indenture and the Notes shall be unaffected thereby.

1.4 SECTION . *Conditions to Defeasance or Covenant Defeasance.* The following shall be the conditions to application of either Section or Section to the Outstanding Notes, as the case may be:

(a) The Issuer shall have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section who shall agree to comply with the provisions of this Article applicable to it, for purposes of such Sections also a "Trustee") as trust funds in trust for the purpose of making the payments referred to in clauses (x) and (y) of this Section , specifically pledged as a security for, and dedicated solely to, the benefit of the Holders of such securities, with instructions to the Trustee as to the application thereof,

(i) money in an amount, or

(ii) non-callable Government Obligations which through the scheduled payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (x) or (y) of this Section , money in an amount or

(iii) a combination thereof in an amount, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Outstanding Notes on the Maturity of such principal or instalment of principal or interest. Before such a deposit the Issuer may make arrangements satisfactory to the Trustee for the redemption of Notes at a future date or dates in accordance with Article which shall be given effect in applying the foregoing.

(b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer is a party or by which it is bound.

(c) No Default or Event of Default under Section or shall have occurred and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(d) In the case of an election under Section , the Issuer shall have delivered to the Trustee (A) an Opinion of Counsel to the effect that (i) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

(e) In the case of an election under Section , the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(f) The Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance under Section or the covenant defeasance under Section (as the case may be) have been complied with.

1.5 SECTION . *Deposited Money and Government Obligations to be Held in Trust.* Subject to the provisions of the last paragraph of Section , all money and Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section in respect of the Outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes thereto of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

1.6 SECTION . *Reinstatement.* If the Trustee or any Paying Agent is unable to apply any money in accordance with Section or Section by reason of any order or judgment or any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section or ; provided, however, that if the Issuer makes any payment of principal of (and premium, if any) or interest on the Notes following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money so held in trust.

In the event the Issuer exercises its option under Section or with respect to the Notes and the Notes are declared due and payable because of the occurrence of any Event of Default and the amount of money and Government Obligations so

deposited in trust is not sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default, the Issuer will remain liable for such payment.

1.1 SECTION . *Indemnity for Government Obligations.* The Issuer shall pay, and shall indemnify the Trustee against, any tax, fee or other charge imposed on or assessed against Government Obligations deposited pursuant to this Article or the principal and interest received on such Government Obligations other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

1.2 SECTION . *Return of Moneys Held by Trustee and Paying Agent Unclaimed, for Two Years.* Any moneys deposited with or paid to the Trustee or any Paying Agent for the payment of the principal of or interest, if any, on any Note and not applied but remaining unclaimed for two years after the date upon which such principal of interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such Paying Agent, and the Holder of such Note shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any Paying Agent with respect to such moneys shall thereupon cease.

2 ARTICLE

REMEDIES

1.1 SECTION . *Events of Default.* "Event of Default", wherever used herein with respect to Notes, means (i) any one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body);

(a) the Issuer shall default in payment or prepayment of all or any part of the principal of any Note or any interest on the Notes when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, by notice of redemption or otherwise and, in the case of interest only, such default shall have continued for a period of 30 days or more;

(b) except as provided in the preceding clause (a), the Issuer shall default in the performance or observance of any of its other obligations contained in the Notes or the Indenture and such default shall continue for more than 90 consecutive days after written notice thereof is given to the Issuer;

(c) there shall have been a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Issuer or any Principal Subsidiary having an aggregate principal amount outstanding of at least £30,000,000 or, after August 15, 2003, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any Principal Subsidiary, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness of £30,000,000 or, after August 15, 2003, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice is provided to the Issuer;

(d) the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Issuer or any Principal Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Principal Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any Principal Subsidiary or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(e) the commencement by the Issuer or any Principal Subsidiary of a voluntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Issuer or any Principal Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any Principal Subsidiary or of any substantial part of any of their respective property, or the making by the Issuer or any Principal Subsidiary of an assignment for the benefit of creditors, or the taking of a corporate action by the Issuer or any Principal Subsidiary in furtherance of any such action.

1.2 SECTION . *Acceleration of Maturity; Rescission and Annulment.* If an Event of Default under section , or occurs and is continuing, any Holder may declare the principal amount of all the Notes, together with any accrued interest,

to be due and payable immediately. If an Event of Default under Section 5.01(a), , , 5.01(d) or 5.01(e) occurs and is continuing, the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may declare by written notice to the Issuer and the Trustee the principal amount of all the Notes, together with any accrued interest, to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes, under certain circumstances, may rescind and annul such declaration. In addition, past defaults with respect to the Notes may be waived by the Holders of a majority in aggregate principal amount of the Notes then outstanding, except a default in the payment of principal of or interest on the Notes declared by a particular Holder or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Note affected.

If an Event of Default described in paragraph occurs and is continuing, then and in each and every such case, the principal amount of the Outstanding Notes together with any accrued interest, shall, without any declaration or other act on the part of the Trustee or any Holder of the Notes, become and be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

At any time after such a declaration of acceleration with respect to the Notes has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Notes, by written notice to the Issuer and the Trustee, may rescind and annul such declaration of acceleration and its consequences, but only if

(a) the Issuer has paid or deposited with the Trustee a sum sufficient to pay

(i) the principal of (and premium, if any, on) any Notes which have become due otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in the Notes,

(ii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in the Notes, and

(iii) all sums paid or advanced by the Trustee hereunder except as a result of negligence or bad faith and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to the Notes, other than the non-payment of principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section .

No such rescission shall affect any subsequent default or impair any right consequent thereon.

1.1 SECTION . *Collection of Indebtedness and Suits for Enforcement by Trustee.* The Issuer covenants that if:

(a) default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Issuer will, upon demand of the Trustee, pay for it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate or rates prescribed therefor in such Notes; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances (except those made in bad faith or as a result of negligence) of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

1.1 SECTION . *Trustee May File Proofs of Claim.* In case of any judicial proceeding relative to the Issuer (or any other obligor upon the Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of a Note to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amounts due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section .

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

1.1 SECTION . *Trustee May Enforce Claims Without Possession of Notes.* All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due to the Trustee under Section , be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

1.2 SECTION . *Application of Money Collected.* Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (and premium, if any), interest, if any, or Additional Amounts, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts in respect of which or for the benefit of which such money has been collected due the Trustee under Section ;

SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) interest, if any, and Additional Amounts, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal (and premium, if any) interest, if any, and Additional Amounts, if any, respectively; and

THIRD: To the payment of the balance, if any, to the Issuer or any other Person or Persons, including the Issuer, legally entitled thereto.

1.1 SECTION . *Limitation on Suits.* No Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default specifying such Event of Default and stating that such notice is a "Notice of Default" hereunder;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name, as Trustee hereunder;

(c) such Holder has offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes;

it being understood and intended that no one or more Holders of Notes appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders.

1.1 SECTION . *Unconditional Right of Holders to Receive Principal, Premium, if any, Interest, and Additional Amounts, if any.* Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), (subject to Section) interest, if any, and Additional Amounts, if any, on such Note on the respective Stated Maturities as expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

1.2 SECTION . *Restoration of Rights and Remedies.* If the Trustee or any Holder of any Note has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders of Notes shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of Notes shall continue as though no such proceeding had been instituted.

1.3 SECTION . *Rights and Remedies Cumulative.* Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost

or stolen Notes in the last paragraph of Section , no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

1.4 SECTION . *Delay or Omission Not Waiver.* No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Notes.

1.5 SECTION . *Control by Holders.* The Holders of a majority in aggregate principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes, provided that

(a) such direction shall not be in conflict with any rule of law or with this Indenture or unduly prejudicial to the rights of other Holders or involve the Trustee in personal liability; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

1.6 SECTION . *Waiver of Past Defaults.* The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes by notice to the Trustee may on behalf of the Holders of all the Notes waive any past Event of Default or Default hereunder and its consequences, except an Event of Default or Default

(a) in the payment of the principal of (or premium, if any) or interest, if any, on any Note, or

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

1.1 SECTION . *Undertaking for Costs.* In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such assessment in any suit instituted by the Issuer, in any suit instituted by the Trustee, in any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Notes, or in any suit instituted by any Holder for the enforcement of the payment of the principal of or any premium or interest on any Note on or after the Stated Maturity expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

1.2 SECTION . *Waiver of Usury, Stay or Extension Laws.* The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

1.3 SECTION . *Compliance Certificate; Notices of Default.* The Issuer is required to deliver to the Trustee annually a statement, in the form of an Officers' Certificate, regarding compliance with this Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement, in the form of an Officers' Certificate, specifying such Default or Event of Default.

2 ARTICLE

THE TRUSTEE

1.1 SECTION . *Certain Duties and Responsibilities.* The duties and responsibilities of the Trustee shall be as provided by Section 315 of the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section. In case an Event of Default has occurred which has not been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

1.2 SECTION . *Notice of Defaults.* If a Default actually known to a Responsible Officer of the Trustee occurs hereunder, the Trustee shall, within 90 days after it occurs, give the Holders notice of such Default as and to the extent provided by the Trust Indenture Act unless such Default shall have been cured or waived.

1.3 SECTION . *Certain Rights of Trustee.* Subject to the provisions of Section and in the absence of bad faith on its part:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon, whether in its original or facsimile form, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request and any action or resolution of the Board of Directors of the Issuer shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering

or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may rely upon an Officers' Certificate or Opinion of Counsel;

(d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation; and

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent (other than an officer or employee of the Trustee) or attorney appointed with due care by it hereunder.

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

1.4 SECTION . *Not Responsible for Recitals or Issuance of Notes.* The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents and warrants that it has duly authorized, executed and delivered this Indenture. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

1.5 SECTION . *May Hold Notes.* The Trustee, any Authenticating Agent, any Paying Agent, and any Note Registrar or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections and , may otherwise deal with the Issuer with the same rights

it would have if it were not Trustee, Authenticating Agent, Paying Agent, Note Registrar, or such other agent. However, in the event that the Trustee, such Authenticating Agent, such Paying Agent or such Note Registrar acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue in such capacity or resign.

1.6 SECTION . *Money Held in Trust.* Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Issuer.

1.7 SECTION . *Compensation and Reimbursement.* The Issuer agrees:

(a) to pay to the Trustee from time to time compensation for all services rendered by it hereunder as agreed in writing by the Issuer from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);
(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence or bad faith; and
(c) to indemnify each of the Trustee or any predecessor Trustee, for, and to hold it harmless against, any and all loss, liability, claim, damage or expense incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Trustee based upon, measured by or determined by the income of the Trustee.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.01(d) or Section 5.01(e), such expenses (including reasonable charges of Trustee's counsel) and compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.

As security for the performance of the obligations of the Issuer under this Section, the Trustee shall have a lien prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) interest, if any, or Additional Amounts, if any, on the Notes.

1.1 SECTION . *Disqualification; Conflicting Interests.* Subject to qualification of the Indenture under the Trust Indenture Act, if the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee

shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

1.2 SECTION . *Corporate Trustee Required; Eligibility.* There shall at all times be a Trustee hereunder which shall be eligible to act as Trustee under the Trust Indenture Act and shall have a combined capital and surplus of at least $50,000,000 and has its Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State or District of Columbia supervising or examining authority within the United States of America, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

1.3 SECTION . *Resignation and Removal; Appointment of Successor.*

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section .

(b) The Trustee may resign at any time by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by Act of the Holders of a majority in aggregate principal amount of the Outstanding Notes delivered to the Trustee and the Issuer.

(d) If at any time:

(i) the Trustee shall fail to comply with Section after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note as to which the Trustee has a conflicting interest for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge, or

control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, or

(iv) the Trustee shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (x) the Issuer, by a Board Resolution, may remove the Trustee or (y) subject to Section , any Holder who has been a bona fide Holder of a Note for at least six months (and, in the case of subparagraph (d)(i) above, who is a Holder of a Note as to which the Trustee has a conflicting interest) may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

(a) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees, and shall comply with the applicable requirements of Section . If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section , become the successor Trustee and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee shall have been so appointed by the Issuer or the Holders of Notes and accepted appointment in the manner hereinafter required by Section , any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(b) The Issuer shall give notice of any resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders of Notes in the manner and to the extent provided in Section . Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

(c) SECTION . *Acceptance of Appointment by Successor.* Every successor Trustee appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee, all the rights, powers and trusts of the retiring Trustee and shall

duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(d) Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) of this Section.

(e) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

1.2 SECTION . *Merger, Conversion, Consolidation or Succession to Business.* Any corporation or national banking association into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation or national banking association shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

1.3 SECTION . *Preferential Collection of Claims.* If and when the Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Issuer (or any such other obligor).

1.4 SECTION . *Appointment of Authenticating Agent.* The Trustee may at any time appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Notes upon original issue, or issued upon exchange, registration of transfer or partial redemption thereof or in lieu of destroyed, lost or stolen Notes, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation or national banking association organized and doing business and in good standing under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus

of not less than $50,000,000 and subject to supervision or examination by Federal or State or District of Columbia authorities. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation or national banking association into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or national banking association shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give notice thereof to the Holders of Notes in the manner and to the extent provided in Section . Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated herein referred to in the within-mentioned Indenture.

Dated:

MARINE MIDLAND BANK,
as Trustee

By:
Authorized Signatory

1 ARTICLE

HOLDERS LISTS AND REPORTS BY TRUSTEE AND ISSUER

1.1 SECTION . *Issuer to Furnish Trustee Names and Addresses of Holders.* The Issuer will furnish or cause to be furnished to the Trustee:

(a) quarterly, not more than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Definitive Notes as of such Regular Record Date and, if previously furnished to the Issuer in accordance with Section 1.06, of the Holder of the Global Note, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

1.2 The Issuer need not furnish or cause to be furnished to the Trustee pursuant to this Section the names and addresses of Holders of Notes so long as the Trustee acts as Note Registrar.SECTION . *Preservation of Information; Communications to Holders.*

(a) The Trustee shall preserve, in as current a form as is practicable, the names and addresses of Holders (i) contained in the most recent list furnished to the Trustee as provided in Section and (ii) received by the Trustee in its capacity as Paying Agent or Note Registrar (if so acting). The Trustee may destroy any list furnished to it as provided in Section upon receipt of a new list so furnished.

(a) The rights of the Holders of Notes to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(b) Every Holder, by receiving and holding a Note, agrees with the Issuer and the Trustee that none of the Issuer, the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section .

1.2 SECTION . *Reports by Trustee.* Not later than 60 days after March 15 (the "reporting date") in each year following the date hereof, so long as any Notes are Outstanding hereunder, the Trustee shall transmit to Holders as provided in the Trust Indenture Act a brief report dated as of the reporting date as required by and in compliance with the Trust Indenture Act.

1.1 SECTION . *Reports by Issuer.* The Issuer shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to the Trust Indenture Act; provided that any such information, document or report required to be filed with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officers' Certificates).

1 ARTICLE

CONSOLIDATION, MERGER, AMALGAMATION, SALE, LEASE OR CONVEYANCE OF ASSETS BY THE ISSUER

1.1 SECTION . *Consolidation, Merger, Amalgamation, Sale, Lease or Conveyance of Assets.* The Issuer shall not consolidate with or merge into any other corporation or sell, convey or transfer all or substantially all of its assets (defined as not less than 75%) to any other corporation, without the consent of the Holders, unless:

(a) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

(b) the purchasing or transferee corporation or the successor, continuing or resulting corporation in the case of a merger or consolidation (if the Issuer is not the surviving corporation), as the case may be: (i) expressly assumes, by a Supplemental Indenture executed and delivered to the Trustee in a form satisfactory to the Trustee, the obligations of the Issuer under the Indenture and

the Notes and the due and punctual performance and observance of all the covenants and conditions to be performed or observed by the Issuer pursuant to the Indenture and the Notes; (ii) if such corporation is organized under the laws of a Successor Jurisdiction, agrees to assume the Issuer's obligations under the Notes to pay Additional Amounts under Section , substituting the name of the Successor Jurisdiction for the United Kingdom in each place that it appears; and (iii) is an entity in a member state of the European Union, an organization for Economic Cooperation and Development member nation, or a European Free Trade Association member nation, in each case other than Greece, Liechtenstein, Mexico or Turkey; and

(c) if, as a result of the transaction, Debt would be created that is secured by a lien not permitted by Section , the Issuer or such person secures the Notes equally and ratably with all such Debt.

1.2 SECTION . *Successor Corporation Substituted.* Upon any consolidation of the Issuer with, or merger of the Issuer into, any other Person or any sale, conveyance or transfer of all or substantially all of the assets of the Issuer in accordance with Section , the successor Person formed by such consolidation or into which the Issuer is merged or to which such sale, conveyance, transfer or lease is made shall succeed to all the obligations and responsibilities of, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, as the case may be. In the event a Successor Person (other than a direct subsidiary or indirect subsidiary of the Issuer) assumes the obligations of the Issuer in accordance with this Section 8.01, all obligations of the Issuer under the Indenture shall terminate. For the purposes of the discussion under Section and Section and in the Notes, upon the substitution of a Successor Jurisdiction for the United Kingdom, references to United Kingdom shall also refer to the Successor Jurisdiction.

1.3 SECTION . *Opinion of Counsel and Officers' Certificate to Trustee.* The Trustee, subject to the provisions of Sections 6.01 and 6.03, shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel and an Officers' Certificate stating that any such consolidation, merger, amalgamation, sale, lease or conveyance, and any such assumption of obligations, complies with the applicable provisions of this Indenture and that all conditions precedent herein provided for have been met.

2 ARTICLE

SUPPLEMENTAL INDENTURES

1.1 SECTION . *Supplemental Indentures Without Consent of Holders.* Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another corporation to the Issuer and the assumption by any such successor of the covenants, agreements and obligations of the Issuer herein and in the Notes; or

(b) to add to the covenants of the Issuer for the benefit of the Holders of Notes or to surrender any right or power herein conferred upon the Issuer; or
(c) to add any additional Events of Default for the benefit of the Holders of Notes; or
(d) to add to, change or eliminate any of the provisions of this Indenture; or
(e) to secure the Notes; or
(f) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section ; or
(g) to cure any ambiguity, to correct or supplement any provision herein which may be or is inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action pursuant to this clause shall not adversely affect the interests of the Holders of Notes in any material respect.

No supplemental indenture for the purposes identified in clauses (b), (c), (d) or (g) above may be entered into if to do so would adversely affect the interest of the Holders of Notes.

1.1 SECTION . *Supplemental Indentures with Consent of Holders.* With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes (voting as a class), by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any other indenture supplemental hereto or of modifying in any manner the rights of the Holders; provided, however, that no such supplemental indenture may, without the consent of the Holder of each Outstanding Note affected thereby,

(a) change the Stated Maturity of the principal amount or interest amounts in respect of any such Note, or reduce the principal amount thereof, or any premium payable upon the redemption thereof, or change the obligation of the Issuer (or its successor) to pay Additional Amounts pursuant to Section on the Notes, or change the Place of Payment where the principal amount of, premium, if any, interest or Additional Amounts, if any, on any such Note is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the percentage in aggregate principal amount of the Outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or of certain defaults hereunder and their consequences) provided for in this Indenture; or

(c) change any obligation of the Issuer to maintain an office or agency in the places and for the purposes specified in Section ; or

(d) modify any of the provisions of this Section or Section except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11(b) and 9.01(f); or

(e) change in any manner adverse to the interests of the Holders of any Notes the terms and conditions of the obligations of the Issuer in respect of the due and punctual payment of any amounts due and payable on the Notes.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

1.1 SECTION . *Execution of Supplemental Indentures.* In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture,

the Trustee shall be entitled to receive, and (subject to Section) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obliged to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

1.2 SECTION . *Effect of Supplemental Indentures.* Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby, except as otherwise expressed therein.

1.3 SECTION . *Conformity with Trust Indenture Act.* Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

1.4 SECTION . *Reference in Notes to Supplemental Indentures.* Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Notes, so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer, and such Notes may be authenticated and delivered by the Trustee in exchange for Outstanding Notes.

2 ARTICLE

COVENANTS

1.1 SECTION . *Payment of Principal, Premium, Interest and Additional Amounts.* The Issuer covenants and agrees for the benefit of the Holders of Notes that it will duly and punctually pay the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Notes in accordance with the terms of the Notes and this Indenture.

1.2 SECTION . *Maintenance of Office or Agency.* The Issuer will maintain in each Place of Payment an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served; provided, however, that at the option of the Issuer, payment of any interest on a Definitive Note may be made by check mailed to the address of the Person entitled herein as such address shall appear in the Note Register, unless such Person qualifies for and requests payment

by wire transfer pursuant to Section . With respect to the Global Note, such office or agency shall be an office or agency of the New York Paying Agent in the Borough of Manhattan, The City of New York. With respect to Definitive Notes, such office or agency in each Place of Payment shall initially be the Corporate Trust Office of the Trustee. With respect to all Notes, such office or agency shall include an office or agency of the London Paying Agent in London, England. The Issuer will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Issuer in respect of Notes and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of any obligation to maintain an office or agency in each Place of Payment (except as otherwise indicated in this Section) for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

1.1 SECTION . *Money for Payments to Be Held in Trust.* If the Issuer shall at any time act as Paying Agent, it will, on or before each due date for payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any), interest, if any, and Additional Amounts, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Issuer shall have one or more Paying Agents, it will, by 10:00 A.M. New York City time on the due date for payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes, deposit with a Paying Agent in immediately available funds a sum sufficient to pay the principal (and premium, if any), interest, if any, or Additional Amounts, if any, so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or its failure so to act.

The Issuer shall request that the bank through which such payment is to be made agree to supply to such Paying Agent one Business Day prior to the due date

for any such payment an irrevocable confirmation (by tested telex or authenticated SWIFT MT 100 Message) of its intention to make such payment.

The Issuer will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) comply with the provisions of the Trust Indenture Act applicable to it as Paying Agent and

(b) during the continuance of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment in respect of the Notes, and upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent for payment in respect of the Notes.

The Issuer may at the time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Note and remaining unclaimed for two years after such principal (and premium, if any), interest, if any, or Additional Amounts, if any, have become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published at least once, in Authorized Newspapers, published in the Borough of Manhattan, The City of New York and in London, England, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Issuer.

1.1 SECTION . *Additional Amounts.* The Issuer will make payments of principal and interest on any Note without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or by or within any political subdivision thereof or any authority therein having power to tax, unless such taxes, duties, assessments or governmental

charges are required by law to be withheld or deducted. If the Issuer is required to make any such deduction or withholding in respect of taxes, the Issuer will pay to a Holder of a Note who is not a resident of the United Kingdom for UK tax purposes such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such Holder, after such deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled, *provided, however*, that the Issuer shall not be required to make any payment of Additional Amounts to a Holder for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted but for (i) the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a domiciliary, national or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment, office, branch or fixed base therein or otherwise having or having had some connection with United Kingdom or such political subdivision, territory or possession other than the holding or ownership of a Note or the collection of principal of and interest, if any, on, or the enforcement of, a Note or (ii) payment in respect of a Note being made (x) in the United Kingdom or (y) on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Note for payment on any day within such period of 30 days;

(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of (or in respect of) principal of, or any interest on, the Notes;

(d) any tax, duty, assessment or other governmental charge that would not have been imposed, deducted or withheld by reason of the failure of the Holder or the beneficial owner of a Note or the beneficial owner of any payment on such Note to comply with a request of the Issuer addressed to the Holder or such beneficial owner (i) to provide information concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority thereof of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing

jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

(e) any tax, duty, assessment or other governmental charge which is payable in respect of any payments on a Definitive Note issued at the request of the Holder on or after the occurrence of an Event of Default; or

(f) any combination of items (a), (b) (c), (d) or (e) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or any premium) or interest on, or in respect of, any Note or the net proceeds received in the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

1.1 SECTION . *Statement by Officers of Issuer as to Default.* The Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer ending after the date hereof, an Officers' Certificate, stating whether or not to the best of knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge. One of the persons signing the Officers' Certificate given pursuant to this Section shall be the principal executive, financial or accounting officer of the Issuer.

1.2 SECTION . *Existence.* Subject to Article , the Issuer will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

1.3 SECTION . *Limitation on Liens.* So long as any of the Notes remain Outstanding, neither the Issuer nor any Principal Subsidiary will create, incur, guarantee or assume any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge,

security interest, lien or other similar encumbrance ("lien" or "liens") upon any property or assets (other than cash or cash equivalents), without effectively providing concurrently with the creation, incurrence, guarantee or assumption of such Debt that the Notes (together with, if the Issuer so determines, any other Debt of the Issuer then existing or thereafter created ranking equally with the Notes) will be secured equally and ratably with (or prior to) such Debt, so long as such Debt will be so secured, except that this restriction will not apply to:

(i) liens on property, shares of stock or indebtedness of any corporation, other limited liability entity or partnership (a "corporation") existing at the time such corporation becomes a subsidiary, provided that any such lien was not created in contemplation of such subsidiary becoming a subsidiary;

(ii) liens on property or shares of stock existing at the time of acquisition thereof or to secure the payment of all or any part of the purchase price thereof or all or part of the cost of the improvement, construction, alteration or repair of any property, building, equipment or facilities or of any other improvements on all or any part of such property or to secure any Debt incurred prior to, at the time of, or within twelve months after, in the case of shares of stock, the acquisition of such shares and, in the case of property, the later of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of commercial operation of such property, which Debt is incurred for the purpose of financing all or any part of the purchase price thereof or all or part of the cost of improvement, construction, alteration or repair thereon;

(iii) liens existing at the date of this Indenture;

(iv) liens on property owned or held by any corporation or on shares of stock, other equity interests or indebtedness of any corporation, in either case existing at the time such corporation is merged into or consolidated or amalgamated with either the Issuer or a subsidiary or at the time of a sale, lease or other disposition of property of a corporation or a sale or other disposition of stock of a corporation as an entirety or substantially as an entirety to the Issuer or a subsidiary, provided that any such lien was not created in contemplation of such corporation engaging in such transaction;

(v) liens on property, shares of stock or participations in a single-purpose subsidiary or joint venture entity securing indebtedness incurred to finance the acquisition and/or development of such property or other assets of such subsidiary or entity;

(vi) liens arising by operation of law (other than by reason of default);

(vii) liens arising through litigation, legal proceeding or judgment and not giving rise to an Event of Default;

(viii) liens upon specific items of inventory or other goods and proceeds of the Issuer or any subsidiary securing the Issuer's or any subsidiary's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

(ix) liens to secure Debt incurred in the ordinary course of business, including, but not limited to,

(A) any mechanics', materialmen's, carriers', workmen's, vendors' or other like liens,

(B) any liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security,

(C) any easements, rights-of-way, restrictions and other similar charges,

(D) any liens arising out of consignment or similar arrangements for the sale of goods entered into by the Issuer or any subsidiary, and

(E) any liens to secure Debt maturing not more than 12 months from the date incurred;

(x) liens to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where any such lien relates to a property to which such project has been undertaken and recourse of the creditors in respect of such lien is substantially limited to such project and property;

(xi) liens created to secure Debt of the Issuer or any subsidiary under any options, futures, swaps, short sale contracts or similar or related instruments which relate to the purchase or sale of securities, commodities or currencies;

(xii) liens in favor of customs and revenues authorities to secure payment of customs duties in connection with the importation of goods;

(xiii) leases or subleases granted to others not interfering in any material respect with the business of the Issuer or any subsidiary;

(xiv) liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or any subsidiary relating to such property or assets;

(xv) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of the Issuer and/or any subsidiary;

(xvi) liens securing Debt of the Issuer or any subsidiary for borrowed money incurred in connection with the financing of accounts receivable;

(xvii) liens incurred or deposits made securing the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds,

government contracts, performance and return-of-money bonds and other obligations of like nature incurred in the ordinary course of business;

(xviii) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any subsidiary;

(xix) liens on any property of the Issuer or any subsidiary in favor of the federal governmental of the United States or the government of any state thereof, or the government of the United Kingdom, or the European Union, or any instrumentality of any of them, securing the obligations of the Issuer or any subsidiary pursuant to any contract or payments owed to such entity pursuant to applicable laws, rules, regulations or statutes;

(xx) liens securing taxes or assessments or other applicable charges or levies;

(xxi) liens securing industrial revenue, development or similar bonds issued by or for the benefit of the Issuer or any subsidiary, provided that such industrial revenue, development or similar bonds are nonrecourse to the Issuer or such subsidiary;

(xxii) liens arising under or in connection with or arising out of any pooling and settlement agreements or pooling and settlement arrangements of the electricity industry, or any transactions or arrangements entered into in connection with the hedging or management of risks relating to the electricity industry; and

(xxiii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (i) to (xxii), inclusive, or of any Debt secured thereby; provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement lien shall be limited to all or any part of the same property or shares of stock that secured the lien extended, renewed or replaced (plus improvements on such property), or property received or shares of stock issued in substitution or exchange therefor.

Notwithstanding the foregoing, the Issuer and the Principal Subsidiaries may create, incur, guarantee or assume Debt secured by a lien which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such Debt of the Issuer and the Principal Subsidiaries and their Attributable Debt in respect of Sale and Leaseback Transactions (other than Attributable Debt in respect of Sale and Leaseback Transactions permitted because the Issuer or such Principal Subsidiaries would be entitled to create, incur, guarantee or assume such Debt secured by a lien on the property to be leased without equally and ratably securing the Notes pursuant to the preceding paragraph and other than Sale and Leaseback Transactions the proceeds of which have been applied as provided in Section 10.08(vi)), does not at the time such Debt is incurred exceed 15% of Consolidated Net Tangible Assets.

1.1 SECTION . *Limitation on Sale and Leaseback Transactions*. So long as any of the Notes remain Outstanding, neither the Issuer nor any Principal Subsidiary will enter into any arrangement with any Person (not including any subsidiary) providing for the leasing by the Issuer or such Principal Subsidiary of any assets which have been owned by the Issuer or such Principal Subsidiary and which have been or are to be sold or transferred by the Issuer or such Principal Subsidiary to such Person (a "Sale and Leaseback Transaction") unless:

(i) such transaction involves a lease for a temporary period not to exceed three years;

(ii) such transaction is between the Issuer or a Principal Subsidiary and an affiliate of the Issuer;

(iii) the Issuer would be entitled to incur indebtedness secured by a lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction, without equally and ratably securing the Notes, pursuant to Section 10.07, other than pursuant to the last paragraph of Section 10.07;

(iv) such transaction is entered into within one year after (A) the initial acquisition by the Issuer of the assets or (B) in the case of property, the latter of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of the commercial operation of such property, subject to such transaction;

(v) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Leaseback Transactions does not exceed 15% of Consolidated Net Tangible Assets; or

(vi) the Issuer or a Principal Subsidiary within the 12 months preceding the sale or transfer or the 12 months following the sale or transfer, regardless of whether such sale or transfer may have been made by the Issuer or such Principal Subsidiary, as the case may be, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by the Board of Directors of the Issuer or such Principal Subsidiary, as the case may be), to the retirement of indebtedness for money borrowed, incurred or assumed by the Issuer or a Principal Subsidiary, as the case may be, which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such debt.

1.2 SECTION . *Waiver of Certain Covenants*. The Issuer may omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section for the benefit of the Holders or in any of Section or Sections to , inclusive, if before the time for such compliance the

Holders of at least 66 % in aggregate principal amount of the Outstanding Notes shall by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, covenant or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

2 ARTICLE

REDEMPTION OF NOTES

1.1 SECTION . *Applicability of Article.* The Notes shall be redeemable in accordance with their terms and in accordance with this Article.

1.2 SECTION . *Election to Redeem.* The election of the Issuer to redeem any Notes shall be evidenced by or pursuant to a Board Resolution.

1.3 SECTION . *Notice of Redemption.* Notice of redemption shall be given not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed in the manner and to the extent provided in Section .

All notices of redemption shall state:

(a) the Redemption Date,
(b) the Redemption Price, plus accrued interest, if any, to the Redemption Date,
(c) that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on or after the Redemption Date, and
(d) the place or places where Notes are to be surrendered for payment of the Redemption Price.

No such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer would be required to pay Additional Amounts (or Additional Amounts in respect of a deduction or withholding by the Book-Entry Depositary) if a payment in respect of the Notes was then due.

1.1 SECTION . *Deposit of Redemption Price.* Prior to 11:00 a.m. New York City time on the Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as Paying Agent, segregate and hold in trust as provided in Section) an amount of money sufficient to pay on the Redemption Date the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) Additional Amounts, if any, and accrued but unpaid interest on, all the Notes or portions thereof which are to be redeemed on that date.

1.2 SECTION . *Notes Payable on Redemption Date.* Notice of redemption having been given, the Notes shall, on the Redemption Date, become due and payable at the Redemption Price therein specified. From and after the Redemption Date (unless the Issuer shall default in the payment of the Redemption Price, Additional Amounts, if any, and accrued interest, if any), the Notes shall cease to bear interest, and the only right of the Holders of Notes shall be to receive payment of the Redemption Price. Upon surrender of any Note for redemption in accordance with said notice, such Note shall be paid by the Issuer at the Redemption Price, together with Additional Amounts, if any, and accrued but unpaid interest to the Redemption Date; *provided, however,* that with respect to any Definitive Notes, a payment of interest which is payable on an Interest Payment Date which is on or before the Redemption Date, shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Regular Record Date or Special Record Date according to the terms of the Notes and the provisions of Section .

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and any premium) and Additional Amounts, if any, shall, until paid, bear interest from the Redemption Date in accordance with the terms of such Note and the provisions of Section .

1.1 SECTION . *Optional Redemption Due to Changes in Tax Treatment.* The Notes may be redeemed at any time, at the option of the Issuer, in whole but not in part, upon notice as described below, at a redemption price equal to 100 percent of the principal amount thereof, together with accrued interest at the date fixed for redemption, (the "Redemption Price"), if the Issuer shall determine that, (i) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United Kingdom (including any treaty to which the United Kingdom is a party) or any change in the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the date of this Indenture or (ii) as a result of Definitive Notes being issued other than in the circumstances described in Section 10.04(e), on the occasion of the next payment of principal or interest in respect of the Notes the Issuer would be obligated to pay Additional Amounts (or would be obligated to pay Additional Amounts as a result of a deduction or withholding on payments made by the Book-Entry Depositary) and such obligation cannot be avoided by the Issuer taking reasonable measures available to it.

1.2 SECTION . *Optional Redemption.* The Notes may be redeemed at any time at the option of the Issuer, in whole or in part, upon notice as described in Section 11.03, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the Redemption Date and (ii) the sum of the present values of the remaining payments on the Notes discounted to

the Redemption Date at the Treasury Rate plus 15 basis points, in each case together with accrued interest at the Redemption Date.

1.3 SECTION . *Successor Person May Redeem.* In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a "Successor Person") organized under the laws of a jurisdiction other than the United Kingdom (a "Successor Jurisdiction"), such Successor Person shall be entitled to redeem the Notes subject to the terms of Section 11.06 or Section 11.07, as the case may be, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date hereof and making such further consequential changes as are required.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the Issuer and the Trustee have caused this Indenture to be duly executed, all as of the day and year first above written.

UNITED UTILITIES PLC

By:
Name:
Title:

By:
Name:
Title:

MARINE MIDLAND BANK

By: ____________________________
Title:

EXHIBIT A

THIS BEARER NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO.

UNITED UTILITIES PLC
$400,000,000
6.875% Notes due August 15, 2028

CUSIP No.: 91311QAC9

United Utilities PLC, a public limited company organized under the laws of England and Wales, promises to pay to the bearer upon surrender hereof the principal sum of U.S. $400,000,000 on August 15, 2028.

Interest Payment Dates: February 15 and August 15, commencing February 15, 1999.

Additional provisions of this Global Note are set forth on the reverse of this Global Note.

UNITED UTILITIES PLC

____
By:

____
By:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

MARINE MIDLAND BANK,
as Trustee, certifies
that this is the Global Note
referred to in the Indenture.

____
Authorized Officer

Dated: July 28, 1998

[REVERSE SIDE OF GLOBAL NOTE]

UNITED UTILITIES PLC
$400,000,000
6.875% Notes due August 15, 2028

CUSIP No.: 91311QAC9

1. Interest

United Utilities PLC, a public limited company organized under the laws of England and Wales (such company and its successors and assigns under the Indenture hereinafter referred to being herein called the "Issuer"), promises to pay interest on the principal amount of this Note to the bearer at the rate per annum shown above. The principal of this Note shall mature on August 15, 2028. Interest on this Note shall accrue at the rate of 6.875% per annum and is payable semiannually on February 15 and August 15 of each year, commencing on February 15, 1999. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment

The Issuer through a Paying Agent shall pay interest on this Note to the Holder of this Note or as instructed in writing by the Holder of this Note. The Holder of this Note must surrender this Note to a Paying Agent to collect principal payments. The Issuer shall pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar

Initially, Marine Midland Bank, a New York banking corporation and trust company, will act as New York Paying Agent (the "New York Paying Agent") and Midland Bank plc, a public limited company incorporated in England and Wales, will act as London Paying Agent (the "London Paying Agent"). The Issuer may appoint and change any Paying Agent or transfer agent without prior notice.

4. Indenture

The Issuer issued this Note under an Indenture, dated as of July 28, 1998 ("the Indenture"), between the Issuer and Marine Midland Bank, as Trustee (the "Trustee"). The terms of this Note include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of the Indenture (the "Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed

thereto in the Indenture. This Note is subject to all such terms, and the Holder of this Note is referred to the Indenture and the Act for a statement of those terms.

This Note is a direct, unsecured and unsubordinated obligation of the Issuer limited to $400,000,000 aggregate principal amount at maturity.

5. Optional Redemption Due to Changes in Tax Treatment

The Issuer shall have the right to redeem this Note at any time, at the option of the Issuer, in whole but not in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100 percent of the principal amount thereof, together with accrued interest at the date fixed for redemption, if the Issuer shall determine that, (i) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United Kingdom (including any treaty to which the United Kingdom is a party) or any change in the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the date of the Indenture or (ii) as a result of Definitive Notes being issued other than in the circumstances described in Section 10.04(e) of the Indenture, on the occasion of the next payment of principal or interest in respect of this Note the Issuer would be obligated to pay Additional Amounts (as defined in the Indenture) (or would be obligated to pay Additional Amounts as a result of a deduction or withholding on payments made by the Book-Entry Depositary) and such obligation cannot be avoided by the Issuer taking reasonable measures available to it.

6. Optional Redemption

The Issuer shall have the right to redeem this Note at any time at the option of the Issuer, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the date of redemption (the "Redemption Date") and (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate (as defined in the Indenture) plus 15 basis points, in each case together with accrued interest at the Redemption Date.

7. Transfer; Exchange

This Note is in bearer form without coupons. The bearer of this Note may only transfer or exchange this Note in accordance with the Indenture.

8. Persons Deemed Owners

The bearer of this Note will be treated as the owner of it for all purposes.

9. Defeasance and Covenant Defeasance.

The Indenture contains provisions for defeasance at any time, upon compliance by the Issuer with certain conditions set forth in the Indenture, of (a) the entire indebtedness of the Issuer with respect to this Note and (b) certain restrictive covenants and the related defaults and Events of Default.

10. Amendment, Waiver

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Notes outstanding at the time of amendment or modification. The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Notes at any time outstanding, on behalf of the holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

11. Defaults and Remedies

This Note has the Events of Default as set forth in Section 5.01 of the Indenture. If certain Events of Default occur and are continuing, the holders of at least 25% in principal amount of the Notes, subject to certain limitations, may declare all the Notes to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default and shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may rescind a declaration of acceleration if the rescission is prior to a judgment or decree for payment and if all Events of Default have been cured or waived except nonpayment of principal and interest that has been due solely because of the

acceleration. The Trustee may withhold from holders of Notes notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in the interest of the holders. The above description of Events of Default and remedies is qualified by reference, and subject in its entirety, to the more complete description thereof contained in the Indenture.

12. Trustee Dealings with the Issuer

Subject to certain limitations imposed by the Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of this Note and may otherwise deal with and collect obligations owed to it by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent or such other agent may do the same with like rights.

13. No Recourse Against Others

A director, officer, employee or stockholder, as such, of the Issuer or any subsidiary of the Issuer shall not have any liability for any obligations of the Issuer under this Note or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.

14. Authentication

This Note shall not be valid until an authorized officer of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

15. Governing Law

The internal laws of the State of New York shall govern the Indenture and this Note without regard to conflict of law provisions thereof.

The Issuer will furnish to the bearer of this Note upon written request and without charge to the holder a copy of the Indenture. Requests may be made to:

United Utilities PLC
Attention: Company Secretary
Birchwood Point Business Park
Birchwood Boulevard
Birchwood
Warrington WA3 7WB
England

EXHIBIT B

[FORM OF FACE OF DEFINITIVE NOTE]

THIS NOTE IS A DEFINITIVE NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO.

UNITED UTILITIES PLC
6.875% Notes due August 15, 2028

CUSIP No.:

United Utilities PLC, a public limited company organized under the laws of England and Wales, promises to pay to _______________________, or registered assigns, the principal sum of U.S. $______________________, on August 15, 2028.

Interest Payment Dates: February 15 and August 15, commencing February 15, 1999.

Additional provisions of this Definitive Note are set forth on the reverse of this Definitive Note.

UNITED UTILITIES PLC

By: _______________________

By: _______________________

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

MARINE MIDLAND BANK,
as Trustee, certifies
that this is one of the Notes
referred to in the Indenture.

____
Authorized Officer

Dated:

[FORM OF REVERSE SIDE OF DEFINITIVE NOTE]

UNITED UTILITIES PLC
6.875% Notes due August 15, 2028

CUSIP No.:

1. Interest

United Utilities PLC, a public limited company organized under the laws of England and Wales (such company, and its successors and assigns under the Indenture hereinafter referred to, being herein called the "Issuer"), promises to pay interest on the principal amount of this Note at the rate per annum shown above. The principal of this Note shall mature on August 15, 2028. Interest on this Note shall accrue at the rate of 6.875% per annum and is payable semiannually on February 15 and August 15 of each year, commencing on February 15, 1999. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment

The Issuer through a Paying Agent shall pay interest on this Note to the registered holder of this Note at the close of business on February 1 or August 1 next preceding the interest payment date even if this Note is cancelled after the record date and on or before the interest payment date. The holder of this Note must surrender this Note to a Paying Agent to collect principal payments. The Issuer shall pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar

Initially, Marine Midland Bank, a New York banking corporation and trust company, will act as New York Paying Agent (the "New York Paying Agent"), Midland Bank plc, a public limited company incorporated in England and Wales, will act as London Paying Agent (the "London Paying Agent"), and the Trustee under the Indenture will act as Note Registrar (the "Note Registrar") with respect to this Definitive Note. The Issuer may appoint and change any paying agent, Note Registrar, co-registrar or transfer agent without prior notice. The Issuer may act as Paying Agent, Note Registrar, co-registrar or transfer agent to the Holder of this Note.

4. Indenture

The Issuer issued the Notes under an Indenture, dated as of July 28, 1998 ("the Indenture"), between the Issuer and Marine Midland Bank, as Trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of the Indenture (the "Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Act for a statement of those terms.

The Notes are direct, unsecured and unsubordinated obligations of the Issuer limited to $400,000,000 aggregate principal amount at maturity.

5. Optional Redemption Due to Changes in Tax Treatment

The Issuer shall have the right to redeem this Note at any time, at the option of the Issuer, in whole but not in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100 percent of the principal amount thereof, together with accrued interest at the date fixed for redemption, if the Issuer shall determine that, (i) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United Kingdom (including any treaty to which the United Kingdom is a party) or any change in the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which

change, amendment, application or interpretation is announced and becomes effective on or after the date of the Indenture or (ii) as a result of Definitive Notes being issued other than in the circumstances described in Section 10.04(e) of the Indenture, on the occasion of the next payment of principal or interest in respect of this Note the Issuer would be obligated to pay Additional Amounts (as defined in the Indenture) (or would be obligated to pay Additional Amounts as a result of a deduction or withholding on payments made by the Book-Entry Depositary) and such obligation cannot be avoided by the Issuer taking reasonable measures available to it.

6. Optional Redemption

The Issuer shall have the right to redeem this Note at any time at the option of the Issuer, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the date of redemption (the "Redemption Date") and (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate (as defined in the Indenture) plus 15 basis points, in each case together with accrued interest at the Redemption Date.

7. Exchange

This Note is in registered form without coupons. The Notes are in denominations of $1,000 and whole multiples of $1,000 of principal at maturity. A Holder may only transfer or exchange this Note in accordance with the Indenture. The Note Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.

8. Persons Deemed Owners

The registered holder of this Note shall be treated as the owner of it for all purposes.

9. Defeasance and Covenant Defeasance.

The Indenture contains provisions for defeasance at any time, upon compliance by the Issuer with certain conditions set forth in the Indenture, of (a) the entire indebtedness of the Issuer with respect to the Notes and (b) certain restrictive covenants and the related defaults and Events of Default.

10. Amendment, Waiver

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Notes outstanding at the time of amendment or modification. The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Notes at any time outstanding, on behalf of the holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the holders of the Notes shall be conclusive and binding upon the holder of this Note and upon all future holders of this Note and of any Note issued in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

11. Defaults and Remedies

The Notes have the Events of Default as set forth in Section 5.01 of the Indenture. If certain Events of Default occur and are continuing, the holders of at least 25% in principal amount of the Notes, subject to certain limitations, may declare all the Notes to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default and shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain

limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may rescind a declaration of acceleration if the rescission is prior to a judgment or decree for payment and if all Events of Default have been cured or waived except nonpayment of principal and interest that has been due solely because of the acceleration. The Trustee may withhold from holders of Notes notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in the interest of the holders. The above description of Events of Default and remedies is qualified by reference, and subject in its entirety, to the more complete description thereof contained in the Indenture.

12. Trustee Dealings with the Issuer

Subject to certain limitations imposed by the Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of this Note and may otherwise deal with and collect obligations owed to it by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Note Registrar or such other agent may do the same with like rights.

13. No Recourse Against Others

A director, officer, employee or stockholder, as such, of the Issuer or any subsidiary of the Issuer shall not have any liability for any obligations of the Issuer under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.

14. Authentication

This Note shall not be valid until an authorized officer of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

15. Governing Law

The internal laws of the State of New York shall govern the Indenture and this Note without regard to conflict of law provisions thereof.

The Issuer will furnish to the holder of this Note upon written request and without charge to such holder a copy of the Indenture. Requests may be made to:

United Utilities PLC
Attention: Company Secretary
Birchwood Point Business Park
Birchwood Boulevard
Birchwood
Warrington WA3 7WB
England

CROSS-REFERENCE TARGET LIST

NOTE: Due to the number of targets some target names may not appear in the target pull-down list.
(This list is for the use of the wordprocessor only, is not a part of this document and may be discarded.)

ARTICLE/SECTION TARGET NAME ARTICLE/SECTION TARGET NAME ARTICLE/SECTION TARGET NAME ARTICLE/SECTION TARGET NAME

*Definitions
*compl.cert
comp.cert
Form of Documents
acts.of.holders
acts.of.holders.a
acts.of.holders.b
acts.of.holders.c
acts.of.holders.d
acts.of.holders.e
acts.of.holders.f
Notices, etc.
holder.notice
trust.conflict
heading.effect
succ.assigns
sep.clause
Ind.benefits
govern.law
holidays
appoint.agt.svc
calc.agent
reg.pay.agent
securities
forms
cert.authen
global.sec
sec
amt.unlim.iss.series
denominations
execution
temp.securities
regist.trans.exch
glob.sec
mut.dest.lost.stolen
pay.int.rights.preserved
elect.pay
persons.owners
cancellation
comp.interest
cusip
satisfaction
satis.discharge
app.trust
app.defeasance
defeasance
covenant.defeasance
cond.to.defeasance
cond.a
dep.money
reinstratement
co-repayment
indemnity
remedies
events.of.default
events.a
events.b
events.c
events.d
events.e
events.f
events.g
accel.of.maturity
accel.of.maturity.a
accel.of.maturity.b
coll.indebt
coll.indebt.a
coll.indebt.b
trustee.claim
trustee.enf.claim
money.app
limit.suits
limit.suits.a

limits.suits.b
limit.suits.c
limit.suits.d
limit.suits.e
uncond.right
right.restore
right.remedies
delay
holder.control
holder.control.a
holder.control.b
waiver.defaults
waiver.defaults.a
waiver.defaults.b
cost.undertake
usury.waiver
trustee
cert.duties.respons
notice.default
trustee.rights
trustee.rights.a
trustee.rights.b
trustee.rights.c
trustee.rights.d
trustee.rights.e
trustee.rights.f
trustee.rights.g
not.resp
may.hold.sec
money.trust
comp.reimb
comp.reimb.a
comp.reimb.b
comp.reimb.c
disqualif.conf.int
Corp.trust.req
resig.removal
resig.removal.a
resig.removal.b
resig.removal.c
resig.removal.d
resig.removal.e
resig.removal.f
accept.appoint
accept.appoint.a
accept.appoint.b
accept.appoint.c
accept.appoint.d
merger.conv
preferential.col
appt.agt
holder.lists
Issuer.to. furnish
Issuer.to.furnish.a
Issuer.to.furnish.b
pres.info
trustee.shall.preserve
rights.of.holders
every.holder
trust.reports
not.latter.than.60days
a.copy.of.each
co.reports
consol
cons.merg
cons.merg.a
cons.merg.b
cons.merg.c
cons.merg.d
cons.merg.e
success.corp
supp.inden
inden.no.cons
inden.no.cons.a
inden.no.cons.b
inden.no.cons.c

inden.no.cons.d
inden.no.cons.e
inden.no.cons.f
inden.no.cons.g
inden.no.cons.h
inden.supp
inden.supp.a
inden.supp.b
inden.supp.c
inden.supp.d
inden.supp.e
exec.sup.ind
effect of consents
eff.supp.indent
conf.trust.ind
ref.supp.ind
covenants
pay.prin
maint.of.office
pay.in.trust
pay.in.trust.a
pay.in.trust.b
add.amounts
existence
limit.liens
sale.limit
sale.limit.a
sale.limit.b
waiv.cert.cov
orig.disc.doc
secur.redem
applic.art
elect.redeem
select.trust
notice.redemp
notice.redemp.a
notice.redemp.b
notice.redemp.c
notice.redemp.d
notice.redemp..e
notice.redemp..f
notice.redemp.g
notice.redemp.h
deposit.redem.price
sec,pay.redemp.date
sec.redeem
opt.red
option.redem
rede.due.def.sec
appl.of.art
sat.sink.fund
redem.sec
meet.holders
purpose.meet
purpose.meet.a
Guarantee of Notes
Guarantee
purpose.meet.b
purpose.meet.c
meet.place
call.notice
call.notice.a
call.notice.b
voting
voting rights
voting.rights.a
voting.rights.b
voting.rights.c

EXECUTION COPY

UNITED UTILITIES PLC
Issuer

and

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trustee

INDENTURE

Dated as of June 17, 2003

U.S.$2,000,000,000
Debt Securities

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

ARTICLE II

NOTE FORM

ARTICLE III

THE NOTES

ARTICLE IV

SATISFACTION, DISCHARGE AND DEFEASANCE

ARTICLE V

REMEDIES

ARTICLE VIII

CONSOLIDATION, MERGER, AMALGAMATION, SALE, LEASE OR CONVEYANCE OF ASSETS BY THE ISSUER

ARTICLE IX

SUPPLEMENTAL INDENTURES

ARTICLE X

COVENANTS

ARTICLE XI

REDEMPTION OF NOTES

<u>Reconciliation and tie of Trust Indenture Act and Indenture</u>[1]

[1] This reconciliation and tie shall not, for any purpose, be deemed part of this Indenture.

THIS INDENTURE, dated as of June 17, 2003 between UNITED UTILITIES PLC, a public limited company incorporated in England and Wales (herein called the "Issuer"), having its registered office at Dawson House, Great Sankey, Warrington WA5 3LW, England, and Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee (herein called the "Trustee"), having its principal Corporate Trust Office at 60 Wall Street, New York, New York 10005.

RECITALS OF THE ISSUER

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Notes"), to be issued in one or more series as provided in this Indenture.

All things necessary to make this Indenture a valid agreement of the Issuer, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Notes, as follows:

ARTICLE I

Definitions and Other Provisions of General Application

1.1 Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United Kingdom at the date of such computation;

(d) all references in this instrument to designated "Articles", "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this instrument. The words "herein", "hereof" and

"hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article VI, are defined when first used.

"Act", when used with respect to any Holder, has the meaning specified in Section 1.4.

"Additional Amounts" has the meaning set forth in Section 10.4.

"Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting notes, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Attributable Debt" means, as to any lease in respect of a Sale and Leaseback Transaction, as of the date of determination, the lesser of (i) the fair value of the property subject to the Sale and Leaseback Transaction (as determined by the Board of Directors of the Issuer) and (ii) the present value (discounted at a rate equal to the weighted average of the rate of interest on all Notes then issued and outstanding under the Indenture, compounded semi-annually) of the total amount of rent required to be paid under such lease during the remaining term thereof, including any period for which such lease has been extended. Such rental payments shall not include amounts payable by or on behalf of the lessee on account of maintenance and repairs, crewing/manning, insurance, taxes, assessments and similar charges.

"Authenticating Agent" means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes.

"Authorized Newspaper" means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used, which, in the United Kingdom, will be *The Financial Times* of London, if practicable, and which, in the United States, will be *The Wall Street Journal*, if practicable, and if it shall be impracticable in the opinion of the Trustee to make any publication of any notice required hereby in any such newspaper, shall mean any publication or other notice in lieu thereof which is made or given with the approval of the Trustee.

"Bankruptcy Law" means (i) for purposes of the Issuer, the U.K. Insolvency Act 1986, as supplemented or amended together with all rules, regulations and instruments made thereunder and applicable United Kingdom law relating to bankruptcy, insolvency, winding up, administration, receivership and

other similar matters and (ii) for purposes of the Trustee, Title 11, U.S. Code or any similar United States Federal, state or foreign law for the relief of creditors.

"Board of Directors" means either the board of directors, or any committee of such board duly authorized to act with respect hereto, of the Issuer, which board of directors or committee may, to the extent permitted by applicable law, delegate its authority.

"Board Resolution" means a copy of a resolution certified by the Secretary or a Deputy or Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors or an authorized committee thereof and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Business Day" means, with respect to any Place of Payment, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or the Corporate Trust Office are authorized or obligated by law or custom to close.

"Clearing System" means any of DTC, Euroclear or Clearstream or the successors of any such system.

"Clearing System Participant" means a member of, or participant in a Clearing System.

"Clearstream" means Clearstream Banking, societe anonyme, Luxembourg or any such successor.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Consolidated Net Tangible Assets" means the aggregate amount of total assets of the Issuer and its consolidated subsidiaries after deducting (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents and other like intangible assets, as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Issuer.

"Corporate Trust Office" means the principal office of the Trustee in New York, New York, at which at any particular time the trust business of the Trustee shall be administered, which office is currently located at 60 Wall Street, New York, New York 10005, or such other office as the Trustee or any successor Trustee may from time to time designate in writing to the Issuer.

The term "corporation" includes corporations, associations, companies and business trusts.

"Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

"Definitive Note" means any Note of any series substantially in the form of the Global Note set out in Article II hereof issued in accordance with this Indenture.

"Depositary" means with respect to Notes of any series issuable or issued in whole or in part in the form of one or more Global Notes, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Notes as contemplated by Section 3.1.

"Dollar" or "$" or any similar reference means the coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

"DTC" means The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulation, or the nominee of either The Depository Trust Company, New York, New York or any such successor.

"Event of Default" has the meaning specified in Section 5.1.

"Euroclear" means Euroclear Bank S.A./N.V. as operator of the Euroclear clearing system or any such successor.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Global Note" means the global note evidencing all or part of the notes of any series in the form contained in Article II of this Indenture, issued in accordance with this Indenture.

"Government Obligations" means direct obligations of, or obligations fully and unconditionally guaranteed or insured by, the United States of America or any agency or instrumentality thereof for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which are not callable or redeemable at the Issuer's option.

"H.15 (519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

"Holder" means the person in whose name a Note is registered on the Note Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"Interest Payment Date", means the date on which payment of an instalment of interest on any Notes is due and payable.

"Issuer" means the Person named as the "Issuer" in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Issuer" shall mean such successor. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Issuer, the term "Issuer" shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

"Issuer Request" and "Issuer Order" mean, respectively, a written request or order signed in the name of the Issuer by an Executive Director or the Secretary or a Deputy or Assistant Secretary of the Issuer, and delivered to the Trustee.

"Maturity", when used with respect to any Note, means the date, if any, on which the principal of such Note becomes due and payable as therein or herein provided, whether by call for redemption, winding-up of the Issuer or otherwise.

"Notes" has the meaning set forth in the recitals of the Issuer herein and more particularly means the Notes issued, authenticated and delivered under this Indenture.

"Note Register" and "Note Registrar" have the respective meanings specified in Section 3.5.

"Note" means one of the Notes.

"Officers' Certificate" means a certificate delivered to the Trustee and signed by an Executive Director or a General Manager and the Secretary or a Deputy or Assistant Secretary of the Issuer and otherwise meeting the requirements of Section 1.2.

"Opinion of Counsel" means a written opinion signed by legal counsel addressed to the Trustee complying with the requirements of Section 1.2. Unless otherwise required by the Trust Indenture Act, the legal counsel may be an employee of or counsel to the Issuer.

"Original Issue Discount Security" means any Note which is offered and sold at a substantial discount to its stated principal amount.

"Outstanding", means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(i) Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(ii) Notes, or portions thereof, for whose payment or redemption money or Government Obligations in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Notes; provided, that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(iii) Notes which have been paid pursuant to Section 3.7 or Section 11.5 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Issuer;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, notice, consent, waiver or vote hereunder, (i) the principal amount of any Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof pursuant to Section 5.2, (ii) Notes beneficially owned by the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so beneficially owned shall be so disregarded; provided further, however, that Notes so beneficially owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor.

"Paying Agent" means, initially, Deutsche Bank Trust Company Americas, and thereafter any Person (which may include the Issuer) authorized by the Issuer to pay the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes on behalf of the Issuer.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment", means the place or places where the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on the Notes are payable as specified in Section 10.2.

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.6 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

"Principal Subsidiary" means United Utilities Water PLC (formerly known as North West Water Limited) or United Utilities Electricity PLC (formerly known as Norweb plc), for so long as each such company remains a subsidiary (as defined in Section 736 of the Companies Act 1985) of the Issuer, or any other subsidiary of the Issuer to which the business of either United Utilities Water PLC (formerly known as North West Water Limited) or United Utilities Electricity PLC (formerly known as Norweb plc) is transferred.

"Redemption Date", when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to Section 11.6.

"Regular Record Date" for any interest payable on any Interest Payment Date on Notes of any series means the date specified for that purpose as contemplated by Section 3.1.

"Responsible Officer", when used with respect to the Trustee, means any officer within the corporate trust and agency services (or any successor group of the Trustee), including any vice president, managing director, director, assistant vice president, associate, or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such trust matter is referred to because of his or her knowledge of and familiarity with the particular subject.

"Sale and Leaseback Transaction" has the meaning given to it in Section 10.08.

"Special Record Date" means a date fixed by the Trustee for the payment of defaulted interest pursuant to Section 3.7.

"Stated Maturity", when used with respect to any Note or any instalment of the principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such instalment of principal or interest is due and payable.

"Successor Jurisdiction" has the meaning specified in Section 11.6.

"Successor Person" has the meaning specified in Section 11.6.

"Treasury Rate" means the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Stated Maturity and trading in the public securities markets either (x) as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Stated Maturity and (B) the other maturing as close as possible to, but later than, the Stated Maturity in each case as published in the most recent H.15 (519) or (y) if a weekly average yield to maturity for United States Treasury securities maturing on the Stated Maturity is reported in the most recent H.15 (519), such weekly average yield to maturity as published in such H.15 (519).

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean the Person who is then the Trustee hereunder, and if at any time there is more than one such Person, "Trustee" shall mean and include each such Person.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force on the date as of which this instrument was executed.

"United Kingdom" or "UK" means the United Kingdom of Great Britain and Northern Ireland.

"United States of America" or "U.S." means the United States of America and, except in the case of Sections 6.9 and 6.14, its territories and possessions.

1.2 *Compliance Certificates and Opinions.* Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of the legal counsel rendering such opinion all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished unless so required in such provision.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

1.3 *Form of Documents Delivered to Trustee.* In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, legal counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representations by, legal counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer unless such legal counsel knows, or with the exercise of reasonable care should know, that the certificate or opinion or representation with respect to such matters is erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4 *Acts of Holders.*

(a) Any request, demand, authorization, direction, notice, consent, waiver, vote or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such

action shall become effective when such instrument or instruments are delivered to the Trustee and, when it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section.

(b) If the Issuer shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver, vote or other Act, the Issuer may, at its option, by Board Resolution, fix in advance a record date for purposes of determining the identity of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, but the Issuer shall have no obligation to do so. Any such record date shall be fixed at the Issuer's discretion. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver, vote or other Act may be sought or given before or within a specified period following the record date, which specified period shall be 170 days or such shorter period or longer period (but not beyond 180 days) as may be specified by the Issuer (or the Trustee, if such record date was set by the Trustee) from time to time. Only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, and for that purpose the Outstanding Notes shall be computed as of such record date.

(c) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. When such execution is by a signatory acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(d) The ownership of a Note shall be proved by the Note Register.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of any thing done, omitted or suffered to be done by the Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note or such other Note.

(f) Without limiting the foregoing, a Holder entitled hereunder to give or take any such action with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.

1.5 *Notices, etc. to Trustee and Issuer.* Any request, demand, authorization, direction, notice, consent, waiver, vote or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder, the Issuer or any Paying Agent shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing to or with the Trustee and received at its Corporate Trust Office, or

(b) the Issuer by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, in the case of the Issuer, first-class postage prepaid, addressed to the Issuer at the address of its principal office specified in the first paragraph of this Indenture (unless another address has been previously furnished in writing to the Trustee and each Paying Agent by the Issuer, in which case at the last such address) marked "Attention: Company Secretary"; or

(c) any Paying Agent by any Holder, the Issuer or the Trustee shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to the Paying Agent at 60 Wall Street, MSNYC 60-2515 New York, New York 10005 unless another address has been previously furnished in writing to the Trustee and the Issuer by such Paying Agent, in which case at the last such address).

1.6 *Notice to Holders; Waiver.* When this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) with respect to the Global Note, if in writing and delivered or mailed and received, first-class postage prepaid, to the Holder at the address previously furnished in writing by the Holder to the Trustee and the Issuer and (b) if Outstanding Definitive Notes are affected, if given in writing and mailed, first-class postage prepaid, to each Holder of a Definitive Note affected by such event in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act with respect to reports pursuant to Section 7.4 of this Indenture, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

When notice to Holders of Definitive Notes is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice

may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

1.7 *Conflict with Trust Indenture Act.* This Indenture is subject to, and shall be governed by, the provisions of the Trust Indenture Act that are required to be part of and to govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.

1.8 *Effect of Headings and Table of Contents.* The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.9 *Successors and Assigns.* All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

1.10 *Separability Clause.* In case any provision in this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.11 *Benefits of Indenture.* Nothing in this Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 *Governing Law.* This Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

1.13 *Saturdays, Sundays and Public Holidays.* In any case where any Interest Payment Date, Redemption Date, Maturity or Stated Maturity of a Note shall not be a Business Day at any Place of Payment, payments of interest, if any (and premium, if any) or principal need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on such Interest Payment Date,

Redemption Date, Maturity or Stated Maturity, provided that no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, as the case may be.

1.14 *Consent to Jurisdiction and Appointment of Agent for Service.*

(a) The Issuer irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof in any suit, action or proceeding that may be brought in connection with this Indenture or the Notes, and waives any immunity from the jurisdiction of such courts. The Issuer irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action or proceeding that may be brought in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Issuer agrees, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Issuer and waives, to the fullest extent permitted by law, any objection to the enforcement by any competent court in the United Kingdom of judgements validly obtained in any such court in New York on the basis of such suit, action or proceeding; *provided, however,* that the Issuer does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment, (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration of, any such judgment, or (iii) any other right or remedy of the Issuer to the extent not expressly waived in accordance with this Section.

(b) The Issuer has designated and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York arising out of or relating to the Notes or this Indenture, but for that purpose only, and agrees that service of process upon said agent shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable so long as any of the Notes remain Outstanding until the appointment of a successor by the Issuer and such successor's acceptance of such appointment. Upon such acceptance, the Issuer shall notify the Trustee of the name and address of such successor. The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Notes shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Issuer to take any such action.

Nothing in this Section shall affect the right of the Trustee or any Holder of any Note to serve process in any manner permitted by applicable law or limit the right of the Trustee or any Holder of any Note to bring proceedings against the Issuer in the courts of any other jurisdiction or jurisdictions.

(c) The Issuer agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, on the Notes (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the Trustee could purchase the Required Currency with the Judgment Currency and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering the Required Currency the amount, if any, by which actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.

ARTICLE II

NOTE FORM

2.1 *Forms Generally.* The Notes of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution of the Issuer or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. If the form of Notes of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by any member of the Board of Directors or the Secretary or the Assistant Secretary of the Issuer and delivered to the Trustee at or prior to the delivery of the Issuer Order, contemplated by Section 3.3 for the authentication and delivery of such Notes.

The definitive Notes shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

2.2 *Form of Face of Global Note* [Insert any legend required by the Internal Revenue Code and the regulations thereunder.]

UNITED UTILITIES PLC

[__%] [FLOATING RATE] [NOTES] [BONDS] [DEBENTURES]
DUE ________ ___, 20___

No. ____________ CUSIP NO.

UNITED UTILITIES PLC, a public limited liability company incorporated under the laws of England and Wales (herein called the "Issuer", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ________________________, or registered assigns, the principal sum of ____________________ on ____________________________ [if the Note is to bear interest prior to Maturity, insert --, and to pay interest thereon from ____________, 20___ or from the most recent Interest Payment Date to which interest has been paid or duly provided for, [semi-annually in arrears on ___________ and ___________ in each year] [annually in arrears on _____________ in each year], commencing ___________, 20___, [if fixed rate notes, insert -- at the rate of ____% per annum] [if floating rate notes, insert formula for determining the interest rate], until the principal hereof is paid or made available for payment [if applicable, insert --, provided that any principal and premium, and any such instalment of interest, which is overdue shall bear interest at the rate of __% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the _______ [or _______] (whether or not a Business Day)[, as the case may be,] next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of this series of Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any notes exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture].

[If the Note is not to bear interest prior to the Maturity, insert -- The principal of this Note shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity,

and in such case the overdue principal and any overdue premium shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest shall be legally enforceable), from the date such amounts are due until they are paid or made available for payment. Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal or premium which is not so paid on demand shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on overdue interest shall be payable on demand.] [The Trustee shall act as Paying Agent with respect to the Notes of this series.]

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed manually [or in facsimile].

Dated:

UNITED UTILITIES PLC

By:________________________
Name:
Title:

By:________________________
Name:
Title:

2.3 *Form of Reverse of Note.* This Note is one of a duly authorized issue of notes of the Issuer (herein called the "Notes"), issued and to be issued in one or more series under an Indenture, dated as of June 17, 2003 (herein called the "Indenture" which term shall have the meaning assigned to it in such instrument), between the Issuer and Deutsche Bank Trust Company Americas as Trustee (herein called the "Trustee", which term includes any other successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities

thereunder of the Issuer, the Trustee and the Holders and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof [, limited in aggregate principal amount to [insert currency and amount].

[If further issues are contemplated, insert -- The Issuer may from time to time, without the consent of the Holders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Notes or upon such terms as the Issuer may determine at the time of their issue.]

[If optional redemption of the Notes is contemplated, insert -- The Notes of any series may be redeemed at any time at the option of the Issuer, in whole or in part, upon notice as described in Section 11.3 of the Indenture, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the Redemption Date and (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate plus 15 basis points, in each case together with accrued interest at the Redemption Date.

[If applicable, insert -- Notice of redemption will be given by mail to Holders of Notes, not less than 30 nor more than 60 days prior to the date fixed for redemption, all as provided in the Indenture.]

[If the Note is subject to redemption of any kind, insert -- In the event of redemption of this Note in part only, a new Note or Notes of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert -- The Indenture contains provisions for defeasance at any time of the entire indebtedness on this Note upon compliance by the Issuer with certain conditions set forth thereon, which provisions apply to this Note.]

[If applicable, insert -- The Issuer will make payments of principal and interest on any Note without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or by or within any political subdivision thereof or any authority therein having power to tax, unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted. If the Issuer is required to make any such deduction or withholding in respect of taxes, the Issuer will pay to a Holder of a Note who is not a resident of the United Kingdom for UK tax purposes such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such Holder, after such deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled,

provided, however, that the Issuer shall not be required to make any payment of Additional Amounts to a Holder for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted but for (i) the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a domiciliary, national or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment, office, branch or fixed base therein or otherwise having or having had some connection with United Kingdom or such political subdivision, territory or possession other than the holding or ownership of a Note or the collection of principal of and interest, if any, on, or the enforcement of, a Note or (ii) payment in respect of a Note being made (x) in the United Kingdom or (y) on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented, where presentation is required, such Note for payment on any day within such period of 30 days;

(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of (or in respect of) principal of, or any interest on, the Notes;

(d) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the Holder or the beneficial owner of a Note or the beneficial owner of any payment on such Note to comply with a request of the Issuer addressed to the Holder or such beneficial owner (i) to provide information concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority thereof of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

(e) any combination of items (a), (b) (c) or (d) above;

(f) nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or any premium) or interest on, or in respect of, any Note or the net proceeds received in the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.]

[If applicable, insert --In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a "Successor Person") organized under the laws of a jurisdiction other than the United Kingdom (a "Successor Jurisdiction"), such Successor Person shall be entitled to redeem the Notes subject to the terms of Section 11.7, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue and making such further consequential changes as are required.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Notes of each series to be affected under the Indenture at any time by the Issuer, and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes of each series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Issuer or with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No Holder of any Note shall have any right to institute any proceeding with respect to such Note, or for the appointment of a receiver or trustee, or for any other remedy under the Note, unless,

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to Notes of a series specifying such Event of Default and stating that such notice is a "Notice of Default";

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name;

(c) such Holder has provided the Trustee indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and acceptance of the offer of indemnity as reasonably satisfactory has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes of such series;

it being understood and intended that no one or more Holders of Notes appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and ratable benefit of all such Holders.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed or to convert this Note as provided in the Indenture.

The Notes of this series are issuable only in registered form without coupons in denominations of [insert currency and amount] and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Note Register, upon surrender of this Note for registration of transfer at the office or agency of the Issuer in any place where the

principal of and any premium and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Issuer, the Trustee and any agent of the Issuer, or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuer, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

2.4 *Form of Legend for Global Notes.* Unless otherwise specified as contemplated by Section 3.1 for the Notes evidenced thereby, every Global Note authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

2.5 *Form of Trustee's Certificate of Authentication.* The Trustee's certificates of authentication shall be in substantially the following form:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:

Deutsche Bank Trust Company Americas

As Trustee

By:

Authorized Signatory

ARTICLE III

THE NOTES

3.1 *Amount Unlimited; Issuable in Series.* The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.

The Notes may be issued in one or more series. There shall be established ein or pursuant to a Board Resolution of the Issuer or pursuant to other appropriate corporate authorization, and, subject to Section 3.3, set forth, or determined in the manner provided, in an Officer's Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series,

(a) the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

(b) any limit upon the aggregate principal amount of the Notes of the series which may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the series pursuant to Section 3.4, 3.5, 3.6, 9.6 or 11.7 and except for any Notes which, pursuant to Section 3.3, are deemed never to have been authenticated and delivered hereunder);

(c) any stock exchange on which the Notes of the series will be listed;

(d) the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

(e) the date or dates on which the principal of the Notes of the series is payable;

(f) the rate or rates at which the Notes of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable

and the Regular Record Date for any interest payable on any Interest Payment Date;

(g) the place or places where, subject to the provisions of Section 10.2, the principal of and any premium and interest on Notes of the series shall be payable, any Notes of the series may be surrendered for registration of transfer, Notes of the series may be surrendered for exchange or conversion and notices and demands to or upon the Issuer in respect of the Notes of the series and this Indenture may be served;

(h) other than with respect to any redemption of Notes pursuant to Section 11.6, the period or periods within which, the price or prices at which and the terms and conditions upon which Notes of the series may be redeemed, in whole or in part, at the option of the Issuer (including the period following the date referred to in Section 11.6) and, if other than by a Board Resolution, the manner in which any election by the Issuer to redeem the Notes shall be evidenced;

(i) other than with respect to any redemption of Notes pursuant to Section 11.6, the obligation, if any, of the Issuer to redeem or purchase any Notes of the series and the period or periods within which, the price or prices at which and the terms and conditions upon which Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(j) the denominations in which any Notes of the series shall be issuable, if other than denominations of U.S.$1,000 and any integral multiple thereof;

(k) the currency, currencies, composite currency, composite currencies or currency units in which payment of the principal of and any premium and interest on any Notes of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the definition of "Outstanding" in Section 1.1;

(l) if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index, the manner in which such amounts shall be determined;

(m) if the principal of or any premium or interest on any Notes of the series is to be payable, at the election of the Issuer, or a Holder thereof, in one or more currencies, currency units, composite currency or composite currency units other than that or those in

which the Notes are stated to be payable, the currency, currencies or currency units in which the principal of and any premium and interest on Notes of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

(n) if other than the principal amount thereof, the portion of the principal amount of Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

(o) the application, if any, of Section 4.3 to the Notes of the series;

(p) if Additional Amounts will not be payable by the Issuer;

(q) if the Issuer may from time to time without the consent of the Holders create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Notes of any series or upon such terms as the Issuer may determine at the time of their issue;

(r) if the principal amount payable at the Stated Maturity of any Notes of the series is not determinable upon original issuance thereof, the amount which shall be deemed to be the principal amount of such Notes for any other purpose hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date (or, in any such case, the manner in which such principal amount shall be determined);

(s) if applicable, that any Notes of the series shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective Depositaries for such Global Notes, the form of any legend or legends which shall be borne by any such Global Note in addition to or in lieu of that set forth in Section 2.4 and, if different from those set forth in Clause (2) of the last paragraph of Section 3.5, any circumstances in which Notes issued upon any exchange may be registered in the name or names of Persons other than the Depositary for such Global Note or a nominee thereof;

(t) any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee

or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

(u) any addition to or change in the covenants set forth in Article X which applies to Notes of the series; and

(v) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Sections 9.1 or 9.2).

All Notes of any one series shall be substantially identical except as to denomination, and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 3.3) set forth, or determined in the manner provided, in the Officer's Certificate referred to above or in any such indenture supplemental hereto. If any of the terms of the series are established by action taken pursuant to a Board Resolution of the Issuer, a copy of an appropriate record of such action shall be certified by any director, the Secretary or any person appointed by the Board of Directors of the Issuer delivered to the Trustee at or prior to the delivery of the Officer's Certificate setting forth the terms of the series.

3.2 *Denominations*. The Notes of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such specified denomination with respect to the Notes of any series, shall be issuable in denominations of U.S.$1,000 and any integral multiple thereof.

3.3 *Execution, Authentication, Delivery and Dating*. The Notes shall be executed on behalf of the Issuer in the manner provided for in this section by (A) any of its Directors or General Manager (or officers with similar title and status) and (B) the Secretary or Assistant Secretary to the Issuer or his or her Attorney-in-Fact. The signature of any of these officers on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes, provided such officer was the holder of such office at the time of such execution.

For so long as the Issuer shall be a company organized under the laws of the United Kingdom, any other instrument or document required to be signed by or on behalf of the Issuer hereunder shall be signed as provided in this Section 3.3. Each such document or instrument shall be signed on behalf of the Issuer by two members of its Board of Directors.

In the event that a successor Issuer which is organized under the laws of a jurisdiction other than the United Kingdom shall become the Issuer hereunder pursuant to the terms hereof, then any instrument or document required to be

signed by such successor Issuer shall be signed as authorized by the laws, statutes or regulations of such jurisdiction, and by the provisions of the articles of incorporation and any by-laws or similar instrument of such successor Issuer, in order for such instrument or document to be legal, valid and binding. In addition, any Officers' Certificate of any such successor Issuer may be signed by any Person or Persons performing duties equivalent to the duties of an executive officer of a U.S. corporation, and any resolution of such successor Issuer which has been adopted by a governing body of such successor Issuer having functions equivalent to those of a U.S. board of directors and certified by any Person permitted to certify such a resolution under the laws, statutes and regulations of the jurisdiction of such successor Issuer and the articles of incorporation and any by-laws or similar documents of such successor Issuer, shall constitute a Board Resolution hereunder.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise. Upon receipt of a written order of the Issuer, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Issuer. In authenticating such Notes and accepting the additional responsibilities under this Indenture in relation to such Notes the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture.

The Trustee shall not be required to authenticate such Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by or on behalf of the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and that such Note is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 3.9, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

3.4 *Temporary Notes.* Pending the preparation of Definitive Notes, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Notes substantially of the tenor of the Definitive Notes in lieu of which they are issued, which Notes may be printed, lithographed, typewritten, photocopied or otherwise produced. Temporary Notes will be issued as Definitive Notes and may have such appropriate insertions, omissions, substitutions and other variations as the officers executing such Notes may determine, all as evidenced by such execution.

If temporary Notes are issued, the Issuer will cause, if so required by the terms of such temporary Notes, Definitive Notes to be prepared without unreasonable delay, but in no case more than 30 days after issuance of such temporary Notes. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes containing identical terms and provisions upon surrender of the temporary Notes at the office or agency of the Issuer in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like aggregate principal amount of Definitive Notes containing identical terms and provisions. Until so exchanged, unless otherwise provided therein or in a supplemental indenture relating thereto, the temporary Notes shall in all respects be entitled to the same benefits (but shall be subject to all the limitations of rights) under this Indenture as Definitive Notes.

3.5 *Registration, Registration of Transfer and Exchange.*

(a) Global Note. The Global Note shall be exchangeable for Definitive Notes only as provided in this paragraph. The Global Note shall be exchangeable pursuant to this Section only (i) if a Clearing System notifies the Issuer that it is unwilling or unable to continue to hold the Notes or if at any time such Clearing System ceases to be a clearing agency (registered, in the case of DTC, under the Exchange Act) and a successor to such Clearing System is not appointed by the Issuer within 90 days or (ii) in the event of a winding-up of the Issuer or if the Issuer fails to make a payment on the Notes when due or in the event of any other Event of Default, at the request of the Holders. If exchangeable pursuant to the preceding sentence, the Global Note shall be exchangeable for Definitive Notes aggregating a like amount as the Global Note so exchangeable. Definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as such names are from time to time provided by the Holder, to the Trustee.

If the Global Note is exchangeable pursuant to the preceding paragraph, it shall be exchangeable for Definitive Notes issuable in authorized denominations of a like aggregate principal amount and tenor.

Except as provided above, owners solely of beneficial interests in the Global Note shall not be entitled to receive physical delivery of Definitive Notes

and will not be considered the holders thereof for any purpose under this Indenture.

The Clearing System Participants, each Clearing System and any beneficial owners shall have no rights under this Indenture with respect to the Global Note if held on their behalf by a Holder, and such Holder shall be treated by the Issuer, the Trustee, and any agent of the Issuer or the Trustee as the owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by a Holder, or impair, as between a Clearing System and its Clearing System Participants and Holders, the operation of customary practices governing the exercise of the rights of a holder of any note, including without limitation the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under this Indenture.

In connection with any exchange of interests in the Global Note for Definitive Notes as provided in this subsection (a), then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Issuer shall deliver to the Trustee Definitive Notes in aggregate principal amount equal to the principal amount of the Global Note or the portion to be exchanged executed by the Issuer. On or after the earliest date on which such interests may be so exchanged, the Global Note shall be surrendered by the Holder to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for Definitive Notes without charge and the Trustee shall authenticate and deliver, in exchange for each portion of the Global Note, an equal aggregate principal amount of Definitive Notes as the portion of the Global Note to be exchanged. If the Global Note is exchangeable pursuant to this Section, it shall be exchangeable for Notes registered in such names as the Holder of the Global Note shall direct. If a Definitive Note is issued in exchange for any portion of the Global Note after the close of business at the office or agency where such exchange occurs on any record date and before the opening of business at such office or agency on the relevant Interest Payment Date, interest will not be payable on such Interest Payment Date in respect of such Definitive Note, but will be payable on such Interest Payment Date only to the person to whom payments of interest in respect of such portion of the Global Note are payable.

A Clearing System may grant proxies and otherwise authorize any person, including Clearing System Participants and persons that may hold interests through Clearing System Participants, to take any action which a Holder is entitled to take under this Indenture with respect to the Notes.

(b) The Issuer shall cause to be kept in the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Issuer in a Place of Payment being herein sometimes

collectively referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of registered Notes and of transfers of such Notes. The Note Register shall, at all times, be kept, and all transfers shall be entered in the Note Register at a location outside the United Kingdom. The Trustee is hereby appointed "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided.

Notes shall be transferable only on the Note Register. Upon surrender for registration of transfer of any Note at an office or agency of the Issuer designated pursuant to Section for such purpose, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of a like aggregate principal amount and tenor.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed, by the registered Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 3.4 or 9.6 not involving any transfer.

The Issuer shall not be required (i) to issue, register the transfer of or exchange Notes of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Notes of that series selected for redemption under Section 11.3 and ending at the close of business on the day of such mailing or (ii) to register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The provisions of Clauses (1), (2) and (3) below shall apply only to Global Notes:

(1) Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Note or a nominee thereof and delivered to such Depositary or a nominee

thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

(2) Any exchange of a Global Note for other Notes may be made in whole or in part, and all Notes issued in exchange for a Global Note or any portion thereof shall be registered in such names as the Depositary for such Global Note shall direct.

(3) Every Note authenticated and delivered upon registration or transfer or, or in exchange for or in lieu of, a Global Note or any portion thereof, whether pursuant to this Section, Section 3.4, 3.6, 9.6 or 11.7 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof.

3.6 *Mutilated, Destroyed, Lost and Stolen Notes.* If any mutilated Note is surrendered to the Trustee, the Issuer may execute, and the Trustee shall authenticate and deliver in exchange therefor, a new Note of like amount, and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Issuer and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Note and (b) such security or indemnity as may be required by them to save each of them and any agent of any of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Note has been acquired by a bona fide purchaser, the Issuer shall execute, and upon the Issuer's request the Trustee shall authenticate and deliver in lieu of any such destroyed, lost or stolen Note a new Note of like amount, and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

3.7 *Payment; Interest Rights Preserved.* Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Notes, interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Holder in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest by wire transfer of same-day funds to the Holder, or at the option of the Issuer, by check mailed to the address of the Person as it appears in the Note Register.

Payment of interest on Definitive Notes, if any are issued, will be made by a dollar check drawn on a bank in The City of New York mailed to each Holder thereof at such Holder's registered address or, upon application by a Holder of at least U.S.$1,000,000 aggregate principal amount of Notes to the Note Registrar, each Paying Agent or the Trustee pursuant to the terms of the Indenture not later than the relevant Regular Record Date, by wire transfer in immediately available funds to a dollar account maintained by the Holder with a bank in The City of New York. Principal of Definitive Notes will be payable at the office of the Note Registrar, any Paying Agent or the Trustee pursuant to the terms of the Indenture or, subject to applicable laws and regulations, in such other place or places as are designated by the Issuer, by dollar check drawn on, or by transfer to a dollar account maintained by the Holder with, a bank located in The City of New York.

If any instalment of interest, the Stated Maturity of which is on or prior to the Redemption Date for any Note called for redemption pursuant to Article Eleven, is not paid or duly provided for on or prior to the Redemption Date in accordance with the foregoing provisions of this Section, such interest shall be payable as part of the Redemption Price of such Notes.

Any interest on any Note of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note of such series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a

Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Notes of such series the Issuer in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Issuer may make payment of any Defaulted Interest on the Notes of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section and Section 3.5, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

3.8 *Persons Deemed Owners.* The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat any Person in whose name a Note is registered as the owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.7) interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Issuer, the Trustee nor any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

3.9 *Cancellation.* All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Issuer may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Issuer has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted pursuant to the provisions of this Indenture. The Trustee shall, upon the written request of the Issuer, return cancelled Notes to the Issuer.

3.10 *Computation of Interest.* Except as otherwise specified as contemplated by Section 3.1 for Notes of any series, payments of interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

3.11 *CUSIP Numbers.* The Issuer in issuing the Notes may use CUSIP numbers, if then generally in use, and thereafter the Trustee may use such numbers in any notice of redemption or exchange; *provided that* any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE IV

SATISFACTION, DISCHARGE AND DEFEASANCE

4.1 *Satisfaction and Discharge of Indenture.* This Indenture shall upon Issuer Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes when (a) either

(i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

(ii) all such Notes described in (i) above not theretofore delivered to the Trustee for cancellation

(A) have become due and payable or will become due and payable at the Stated Maturity within one year, or

(B) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

and the Issuer has in the case of (A) or (B) above irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust for the purpose, an amount in cash or Government Obligations and has delivered a certificate of a firm of independent public accountants to such Trustee verifying that such cash or Government Obligations will be sufficient to pay and discharge all claims with respect to such Notes not theretofore delivered to the Trustee for cancellation, for

principal (and premium, if any) and accrued interest, if any and Additional Amounts, if any, to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to the Notes;

(c) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Notes have been complied with;

(d) if the Notes are not to become due and payable at their Stated Maturity, if any, within one year of the date of a deposit pursuant to Section 4.1(a)(ii) or are not to be called for redemption within one year of the date of such deposit under arrangements satisfactory to such Trustee as of the date of such deposit, then the Issuer shall have given, not later than the date of such deposit, notice of such deposit to the Holders of such Notes; and

(e) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that payment of amounts deposited in trust with the Trustee as provided in clause (a) hereof will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed, levied, collected, withheld or assessed by, within or on behalf of the United Kingdom or any political subdivision or governmental authority thereof or having therein power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the Trustee as provided in clause (a) hereof.

Upon the satisfaction of the conditions set forth in this Section with respect to all the Notes, the terms and conditions of the Notes, including the terms and conditions with respect thereto set forth in this Indenture, shall no longer be binding upon, or applicable to, the Issuer; *provided, however,* that in no event shall the Issuer be discharged from (1) any payment obligations in respect of Notes which are deemed not to be "Outstanding" under clause (iii) of the definition thereof if, under such clause (iii), such obligations continue to be valid obligations of the Issuer or (2) any obligations under Sections 6.7 and 6.13 and ; and *provided, further,* that in the event a petition seeking relief under any applicable Bankruptcy Law is filed and not discharged with respect to the Issuer within 91 days after the deposit, the entire indebtedness on all Notes shall not be discharged, and in such event the Trustee shall return such deposited funds or obligations as it is then holding to the Issuer upon written request from the Issuer.

Notwithstanding any satisfaction and discharge of this Indenture, the obligations of the Issuer to any Authenticating Agent under Section 6.14 and, if cash and/or Government Obligations shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.3 shall survive any such satisfaction and discharge.

4.2 *Application of Trust Money.* Subject to the provisions of the last paragraph of Section 10.3, all cash and Government Obligations deposited with the Trustee pursuant to Section 4.1 shall be held in trust and such cash and the proceeds from such Government Obligations shall be applied by it in accordance with the provisions of the Notes and this Indenture to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for the payment of which such cash and/or Government Obligations have been deposited with the Trustee.

4.3 *Applicability of Defeasance Provisions; Option to Effect Defeasance or Covenant Defeasance.* If provision is made for either or both of (i) defeasance of the Notes of any series under Section 4.4 or (ii) covenant defeasance of the Notes of any series under Section 4.5, then the provisions of such Section or Sections, as the case may be, together with the provisions of Sections 4.6 through 4.9 inclusive, shall be applicable to the Notes of such series, and the Issuer may at its option, by Board Resolution, at any time elect to have Section 4.4 (if applicable) or Section 4.5 (if applicable) be applied to the Outstanding Notes of such series upon compliance with the conditions set forth below in this Article.

4.4 *Defeasance and Discharge.* Upon the Issuer's exercise of the option specified in Section 4.3 applicable to this Section 4.4 with respect to Notes of any series, the Issuer shall be deemed to have been discharged from its obligations with respect to the Outstanding Notes of such series on and after the date the conditions set forth in Section 4.6 are satisfied (hereinafter "defeasance"). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes of such series and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall on Issuer Order execute proper instruments acknowledging the same) and such Notes shall thereafter be "outstanding" only for the purpose of the sections of this Indenture referred to in clauses (i) and (ii) below, except the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Notes to receive, solely from the trust funds described in Section 4.6 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on such Notes of that series when such payments are due; (ii) the Issuer's obligations with respect to such Notes of that series under Sections 3.5, 3.6, 3.7, 10.2 and 10.3 and ; (iii) the rights, powers,

trusts, duties and immunities in respect of the Trustee hereunder and (iv) this Article. Subject to compliance with this Article, the Issuer may exercise its option under this Section notwithstanding the prior exercise of its option under Section 4.5 with respect to such Notes of any series.

4.5 *Covenant Defeasance*. Upon the Issuer's exercise of the option specified in Section 4.3 applicable to this Section 4.5 with respect to Notes of any series, (i) the Issuer shall be released from its obligations under Sections 8.1, 10.7 and 10.8, and any covenant provided pursuant to Section 9.1(b) for the benefit of the Holders of Notes of such series and (ii) the occurrence of any event specified in Section 5.1(b) with respect to Notes of any series (with respect to any of Sections 8.1, 10.7 and 10.8 and any such covenants provided pursuant to Section 9.1(b)) shall be deemed not to be or result in an Event of Default, in each case as provided in this Section, on and after the date the conditions set forth in Section 4.6 are satisfied (hereinafter, "covenant defeasance") and the Notes of such series shall thereafter be deemed not "Outstanding" for the purpose of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 5.1(b) with respect to the Notes of such series, but, except as specified above, the remainder of this Indenture and the Notes shall be unaffected thereby.

4.6 *Conditions to Defeasance or Covenant Defeasance*. The following shall be the conditions to application of either Section 4.4 or Section 4.5 to the Outstanding Notes of any series, as the case may be:

(a) The Issuer shall have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 6.9 who shall agree to comply with the provisions of this Article applicable to it, for purposes of such Sections also a "Trustee") as trust funds in trust for the purpose of making the payments referred to in clauses (i) - (iii) of this Section 4.6(a), specifically pledged as a security for, and dedicated solely to, the benefit of the Holders of the Notes of such series, with instructions to the Trustee as to the application thereof,

(i) money in an amount, or

(ii) non-callable Government Obligations which through the scheduled payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (i) - (iii) of this Section 4.6(a), money in an amount or

(iii) a combination thereof in an amount, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Outstanding Notes of that series on the Maturity of such principal or instalment of principal or interest. Before such a deposit the Issuer may make arrangements satisfactory to the Trustee for the redemption of Notes of that series at a future date or dates in accordance with Article 11 which shall be given effect in applying the foregoing.

(b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer is a party or by which it is bound.

(c) No Default or Event of Default under Section 5.1(d) or 5.1(e) shall have occurred with respect to Notes of such series and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(d) In the case of an election under Section 4.4, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that (i) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Notes of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

(e) In the case of an election under Section 4.5, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Notes of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(f) The Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance under Section 4.4 or the covenant defeasance under Section 4.5 (as the case may be) with respect to the Outstanding Notes of such series have been complied with.

4.7 *Deposited Money and Government Obligations to be Held in Trust.* Subject to the provisions of the last paragraph of Section 10.3, all money and

Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 4.6 in respect of the Outstanding Notes of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes thereto of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

4.8 *Reinstatement.* If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 4.7 or Section 4.2 by reason of any order or judgment or any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 4.7 or 4.2; provided, however, that if the Issuer makes any payment of principal of (and premium, if any) or interest on the Notes of the relevant series following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money so held in trust.

In the event the Issuer exercises its option under Section 4.4 or 4.5 with respect to the Notes of any series and the Notes of such series are declared due and payable because of the occurrence of any Event of Default and the amount of money and Government Obligations so deposited in trust is not sufficient to pay amounts due on the Notes of that series upon any acceleration resulting from such Event of Default, the Issuer will remain liable for such payment.

4.9 *Indemnity for Government Obligations.* The Issuer shall pay, and shall indemnify the Trustee against, any tax, fee or other charge imposed on or assessed against Government Obligations deposited pursuant to this Article or the principal and interest received on such Government Obligations other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

4.10 *Return of Moneys Held by Trustee and Paying Agent Unclaimed, for Two Years.* Any moneys deposited with or paid to the Trustee or any Paying Agent for the payment of the principal of or interest, if any, on any Note and not applied but remaining unclaimed for two years after the date upon which such principal of interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such Paying Agent, and the Holder of such Note shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any

payment which such Holder may be entitled to collect, and all liability of the Trustee or any Paying Agent with respect to such moneys shall thereupon cease.

ARTICLE V

REMEDIES

5.1 *Events of Default.* "Event of Default", wherever used herein with respect to Notes of any series of the Issuer, means any one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body);

(a) the Issuer shall default in payment or prepayment of all or any part of the principal of any Note or any interest on the Notes when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, by notice of redemption or otherwise and, in the case of interest only, such default shall have continued for a period of 30 days or more;

(b) except as provided in the preceding clause (a), the Issuer shall default in the performance or observance of any of its other obligations contained in the Notes or the Indenture and such default shall continue for more than 90 consecutive days after written notice thereof is given to the Issuer;

(c) there shall have been a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Issuer or any Principal Subsidiary having an aggregate principal amount outstanding of at least £30,000,000 or, after 31 December, 2005, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any Principal Subsidiary, whether such indebtedness now exists or shall hereafter be created, which default shall have occurred at maturity or shall have resulted in such indebtedness of £30,000,000 or, after 31 December, 2005, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice is provided to the Issuer;

(d) the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Issuer or any Principal Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Principal Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other

similar official of the Issuer or any Principal Subsidiary or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days;

(e) the commencement by the Issuer or any Principal Subsidiary of a voluntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Issuer or any Principal Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any Principal Subsidiary or of any substantial part of any of their respective property, or the making by the Issuer or any Principal Subsidiary of an assignment for the benefit of creditors, or the taking of a corporate action by the Issuer or any Principal Subsidiary in furtherance of any such action; or

(f) any other Event of Default established as contemplated by Section 3.1 with respect to Notes of that series.

5.2 *Acceleration of Maturity; Rescission and Annulment.* If an Event of Default under Section 5.1(a), 5.1(b), 5.1(c), 5.1(d) or 5.1(f) occurs with respect to Notes of any series at the time Outstanding and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series may declare by written notice to the Issuer and the Trustee the principal amount (or, if any of the Notes of that series are Original Issue Discount Securities, such proportion of the principal amount of such Notes as may be specified in the terms thereof) of all the Notes of such series, together with any accrued interest, to be due and payable immediately. At any time after such declaration of acceleration with respect to the Notes of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes of such series, under certain circumstances, may rescind and annul such declaration. In addition, past defaults with respect to the Notes of any series may be waived by the Holders of a majority in aggregate principal amount of the Notes of such series then Outstanding, except a default in the payment of principal of or interest on the Notes or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Note affected.

If an Event of Default described in paragraph 5.1(e) occurs and is continuing, then and in each and every such case, the principal amount (or, if any

of the Notes of that series are Original Issue Discount Securities, such proportion of the principal amount of such Notes as may be specified in the terms thereof) of the Outstanding Notes together with any accrued interest, shall, without any declaration or other act on the part of the Trustee or any Holder of the Notes, become and be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

At any time after such a declaration of acceleration with respect to the Notes of any series has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Notes of such series, by written notice to the Issuer and the Trustee, may rescind and annul such declaration of acceleration and its consequences, but only if

(a) the Issuer has paid or deposited with the Trustee a sum sufficient to pay

(i) the principal of (and premium, if any, on) any Notes of such series which have become due otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in such Notes,

(ii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(iii) all sums paid or advanced by the Trustee hereunder except those resulting from gross negligence or willful misconduct on the part of the Trustee, and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to the Notes of such series, other than the non-payment of principal which has become due solely by such declaration of acceleration, have been cured or waived as provided herein.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.

5.3 *Collection of Indebtedness and Suits for Enforcement by Trustee.* The Issuer covenants that if:

(a) default is made in the payment of any interest on any Note of any series when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Note of any series at the Maturity thereof,

the Issuer will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate or rates prescribed therefor in such Notes; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances (except those made in bad faith or as a result of negligence) of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

5.4 *Trustee May File Proofs of Claim.* In case of any judicial proceeding relative to the Issuer (or any other obligor upon the Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of a Note to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amounts due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the

rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

5.5 *Trustee May Enforce Claims Without Possession of Notes.* All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due to the Trustee under Section 6.7, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

5.6 *Application of Money Collected.* Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (and premium, if any), interest, if any, or Additional Amounts, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts in respect of which or for the benefit of which such money has been collected due to the Trustee under Section 6.7;

SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) interest, if any, and Additional Amounts, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal (and premium, if any) interest, if any, and Additional Amounts, if any, respectively; and

THIRD: To the payment of the balance, if any, to the Issuer or any other Person or Persons, including the Issuer, legally entitled thereto.

5.7 *Limitation on Suits.* No Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless/

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series specifying such Event of Default and stating that such notice is a "Notice of Default" hereunder;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name, as Trustee hereunder;

(c) such Holder has provided the Trustee indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and acceptance of the offer of indemnity as reasonably satisfactory has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes of such series;

it being understood and intended that no one or more Holders of Notes appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

5.8 *Unconditional Right of Holders to Receive Principal, Premium, if any, Interest, and Additional Amounts, if any.* Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), (subject to Section 3.7) interest, if any, and Additional Amounts, if any, on such Note on the respective Stated Maturities as expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

5.9 *Restoration of Rights and Remedies.* If the Trustee or any Holder of any Note has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders of Notes shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of Notes shall continue as though no such proceeding had been instituted.

5.10 *Rights and Remedies Cumulative.* Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen

Notes in the last paragraph of Section 3.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11 *Delay or Omission Not Waiver.* No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Notes.

5.12 *Control by Holders.* The Holders of a majority in aggregate principal amount of the Outstanding Notes of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes, provided that

(a) such direction shall not be in conflict with any rule of law or with this Indenture or unduly prejudicial to the rights of other Holders or involve the Trustee in personal liability; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13 *Waiver of Past Defaults.* The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of any series by notice to the Trustee may on behalf of the Holders of all the Notes of such series waive any past Event of Default or Default hereunder and its consequences, except an Event of Default or Default

(a) in the payment of the principal of (or premium, if any) or interest, if any, on any Note of such series of the Issuer, or

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series affected.

Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

5.14 *Undertaking for Costs*. In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such assessment in any suit instituted by the Issuer, in any suit instituted by the Trustee, in any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Notes, or in any suit instituted by any Holder for the enforcement of the payment of the principal of or any premium or interest on any Note on or after the Stated Maturity expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

5.15 *Waiver of Usury, Stay or Extension Laws*. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

5.16 *Compliance Certificate; Notices of Default*. The Issuer is required to deliver to the Trustee annually a statement, in the form of an Officers' Certificate, regarding compliance with this Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default or Event of Default with respect to Notes of any series, to deliver to the Trustee a statement, in the form of an Officers' Certificate, specifying such Default or Event of Default.

ARTICLE VI

THE TRUSTEE

6.1 *Certain Duties and Responsibilities*. The duties and responsibilities of the Trustee shall be as provided by Section 315 of the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions

of this Section. In case an Event of Default has occurred which has not been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

6.2 *Notice of Defaults.* If a Responsible Officer of the Trustee receives written notice of the occurrence of a Default hereunder, the Trustee shall, within 90 days after it occurs, give the Holders of Notes of such series notice of such Default as and to the extent provided by the Trust Indenture Act unless such Default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.

6.3 *Certain Rights of Trustee.* Subject to the provisions of Section 6.1 and in the absence of bad faith on its part:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon, whether in its original or facsimile form, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request and any action or resolution of the Board of Directors of the Issuer shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may rely upon an Officers' Certificate or Opinion of Counsel;

(d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have provided the Trustee note or indemnity that is reasonably satisfactory to the Trustee against

the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent (other than an officer or employee of the Trustee) or attorney appointed with due care by it hereunder; and

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

6.4 *Not Responsible for Recitals or Issuance of Notes*. The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents and warrants that it has duly authorized, executed and delivered this Indenture. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

6.5 *May Hold Notes*. The Trustee, any Authenticating Agent, any Paying Agent, and any Note Registrar or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Notes of any series and, subject to Sections 6.8 and 6.13, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Note Registrar, or such other agent. However, in the event that the Trustee, such Authenticating Agent, such Paying Agent or such Note Registrar acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue in such capacity or resign.

6.6 *Money Held in Trust.* Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Issuer.

6.7 *Compensation and Reimbursement.* The Issuer agrees:

(a) to pay to the Trustee from time to time compensation for all services rendered by it hereunder as agreed in writing by the Issuer from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence or willful misconduct; and

(c) to indemnify each of the Trustee or any predecessor Trustee, for, and to hold it harmless against, any and all loss, liability, claim, damage or expense incurred without gross negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Trustee based upon, measured by or determined by the income of the Trustee.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.01(d) or Section 5.01(e), such expenses (including reasonable charges of Trustee's counsel) and compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.

As security for the performance of the obligations of the Issuer under this Section, the Trustee shall have a lien prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) interest, if any, or Additional Amounts, if any, on the Notes.

In no event shall the Trustee be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

In no event shall the Trustee be liable for any failure or delay in the performance of its obligations hereunder because of circumstances beyond its

control, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, embargo, government action, including any laws, ordinances, regulations, governmental action or the like which delay, restrict or prohibit the providing of the services contemplated by this Agreement.

6.8 *Disqualification; Conflicting Interests.* Subject to qualification of the Indenture under the Trust Indenture Act, if the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

6.9 *Corporate Trustee Required; Eligibility.* There shall at all times be a Trustee hereunder which shall be eligible to act as Trustee under the Trust Indenture Act and shall have a combined capital and surplus of at least U.S.$50,000,000 and has its Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State or District of Columbia supervising or examining authority within the United States of America, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10 *Resignation and Removal; Appointment of Successor.*

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

(b) The Trustee may resign at any time by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by Act of the Holders of a majority in aggregate principal amount of the Outstanding Notes delivered to the Trustee and the Issuer.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 6.8 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder

of a Note as to which the Trustee has a conflicting interest for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge, or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, or

(iv) the Trustee shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (x) the Issuer, by a Board Resolution, may remove the Trustee or (y) subject to Section 5.14, any Holder who has been a bona fide Holder of a Note for at least six months (and, in the case of subparagraph (d)(i) above, who is a Holder of a Note as to which the Trustee has a conflicting interest) may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Notes of one or more series, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such Successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there should be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section , become the successor Trustee and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee shall have been so appointed by the Issuer or the Holders of Notes of any series and accepted appointment in the manner hereinafter required by Section 6.11, any Holder who has been a bona fide Holder of a Note of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(f) The Issuer shall give notice of any resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee to all Holders of Notes in the manner and to the extent provided in Section 1.6. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

6.11 *Acceptance of Appointment by Successor.* In case of the appointment hereunder of a Successor Trustee with respect to all Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee, all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(a) In case of the appointment hereunder of a successor Trustee with respect to the Notes of one or more (but not all) series of the Issuer, the retiring Trustee and each successor Trustee with respect to the Notes of one or more series of the Issuer shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee

hereunder with respect to the Notes of that or those series to which the appointment of such successor Trustee relates.

(b) Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) of this Section.

(c) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12 *Merger, Conversion, Consolidation or Succession to Business.* Any corporation or national banking association into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation or national banking association shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

6.13 *Preferential Collection of Claims.* If and when the Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Issuer (or any such other obligor).

6.14 *Appointment of Authenticating Agent.* The Trustee may at any time appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Notes upon original issue, or issued upon exchange, registration of transfer or partial redemption thereof or in lieu of destroyed, lost or stolen Notes, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation or national banking association organized and doing business and in good standing under the laws of the United States of America, any State thereof or the District of Columbia, authorized under

such laws to act as Authenticating Agent, having a combined capital and surplus of not less than U.S.$50,000,000 and subject to supervision or examination by Federal or State or District of Columbia authorities. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation or national banking association into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or national banking association shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give notice thereof to the Holders of Notes in the manner and to the extent provided in Section . Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated herein referred to in the within-mentioned Indenture.

Dated:

Deutsche Bank Trust Company Americas as Trustee

By: ____________________
Authorized Signatory

ARTICLE VII

HOLDERS LISTS AND REPORTS BY TRUSTEE AND ISSUER

7.1 *Issuer to Furnish Trustee Names and Addresses of Holders.* The Issuer will furnish or cause to be furnished to the Trustee:

(a) quarterly, not more than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Definitive Notes as of such Regular Record Date and, if previously furnished to the Issuer in accordance with Section 1.5, of the Holder of the Global Note, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

7.2 The Issuer need not furnish or *cause* to be furnished to the Trustee pursuant to Section 7.1 the names and addresses of Holders of Notes so long as the Trustee acts as Note Registrar.

7.3 *Preservation of Information; Communications to Holders.*

(a) The Trustee shall preserve, in as current a form as is practicable, the names and addresses of Holders (i) contained in the most recent list furnished to the Trustee as provided in Section 7.1 and (ii) received by the Trustee in its capacity as Paying Agent or Note Registrar (if so acting). The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.

(b) The rights of the Holders of Notes to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder, by receiving and holding a Note, agrees with the Issuer and the Trustee that none of the Issuer, the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section .

7.4 *Reports by Trustee.* Not later than 60 days after March 15 (the "reporting date") in each year following the date hereof, so long as any Notes are Outstanding hereunder, the Trustee shall transmit to Holders as provided in the Trust Indenture Act a brief report dated as of the reporting date as required by and in compliance with the Trust Indenture Act. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act to the extent applicable.

7.5 *Reports by Issuer.* The Issuer shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to the Trust Indenture Act; provided that any such information, document or report required to be filed with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officers' Certificates).

ARTICLE VIII

CONSOLIDATION, MERGER, AMALGAMATION, SALE, LEASE OR CONVEYANCE OF ASSETS BY THE ISSUER

8.1 *Consolidation, Merger, Amalgamation, Sale, Lease or Conveyance of Assets.* The Issuer shall not consolidate with or merge into any other corporation or sell, convey or transfer all or substantially all of its assets (defined as not less than 75%) to any other corporation, without the consent of the Holders, unless:

(a) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

(b) the purchasing or transferee corporation or the successor, continuing or resulting corporation in the case of a merger or consolidation (if the Issuer is not the surviving corporation), as the case may be: (i) expressly assumes, by a Supplemental Indenture executed and delivered to the Trustee in a form satisfactory to the Trustee, the obligations of the Issuer under the Indenture and

the Notes and the due and punctual performance and observance of all the covenants and conditions to be performed or observed by the Issuer pursuant to the Indenture and the Notes; (ii) if such corporation is organized under the laws of a Successor Jurisdiction, agrees to assume the Issuer's obligations under the Notes to pay Additional Amounts under Section 10.4, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue in each place that it appears; and (iii) is an entity in a member state of the European Union, an organization for Economic Cooperation and Development member nation, or a European Free Trade Association member nation, in each case other than Greece, Liechtenstein, Mexico or Turkey; and

(c) if, as a result of the transaction, Debt would be created that is secured by a lien not permitted by Section 10.7, the Issuer or such person secures the Notes equally and ratably with all such Debt.

8.2 *Successor Corporation Substituted.* Upon any consolidation of the Issuer with, or merger of the Issuer into, any other Person or any sale, conveyance or transfer of all or substantially all of the assets of the Issuer in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Issuer is merged or to which such sale, conveyance, transfer or lease is made shall succeed to all the obligations and responsibilities of, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, as the case may be. In the event a Successor Person (other than a direct subsidiary or indirect subsidiary of the Issuer) assumes the obligations of the Issuer in accordance with this Section 8.01, all obligations of the Issuer under the Indenture shall terminate. For the purposes of the discussion under Section 10.4 and Section 11.6 and in the Notes, upon the substitution of a Successor Jurisdiction for the United Kingdom, references to United Kingdom shall also refer to the Successor Jurisdiction.

8.3 *Opinion of Counsel and Officers' Certificate to Trustee.* The Trustee, subject to the provisions of Sections 6.1 and 6.3, shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel and an Officers' Certificate stating that any such consolidation, merger, amalgamation, sale, lease or conveyance, and any such assumption of obligations, complies with the applicable provisions of this Indenture and that all conditions precedent herein provided for have been met.

ARTICLE IX

SUPPLEMENTAL INDENTURES

9.1 *Supplemental Indentures Without Consent of Holders.* Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more

indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another corporation to the Issuer and the assumption by any such successor of the covenants, agreements and obligations of the Issuer herein and in the Notes; or

(b) to add to the covenants of the Issuer for the benefit of the Holders of Notes or to surrender any right or power herein conferred upon the Issuer; or

(c) to add any additional Events of Default for the benefit of the Holders of Notes; or

(d) to add to, change or eliminate any of the provisions of this Indenture; or

(e) to secure the Notes; or

(f) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b); or

(g) to cure any ambiguity, to correct or supplement any provision herein which may be or is inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action pursuant to this clause shall not adversely affect the interests of the Holders of Notes of any series in any material respect.

No supplemental indenture for the purposes identified in clauses (b), (c), (d) or (g) above may be entered into if to do so would adversely affect the interest of the Holders of Notes.

9.2 *Supplemental Indentures with Consent of Holders.* With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each series affected by such Supplemental Indenture, by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any other indenture supplemental hereto or of modifying in any manner the rights of the Holders of such series; provided, however, that no such supplemental indenture may, without the consent of the Holder of each Outstanding Note affected thereby,

(a) change the Stated Maturity of the principal amount or interest amounts in respect of any such Note, or reduce the principal amount thereof, or

any premium payable upon the redemption thereof, or reduce the amount of the principal of any Original Issue Discount Security that would be due and payable upon any acceleration of the maturity thereof pursuant to Section 5.2 or change the obligation of the Issuer (or its successor) to pay Additional Amounts pursuant to Section 10.4 on the Notes, or change the Place of Payment where the principal amount of, premium, if any, interest or Additional Amounts, if any, on any such Note is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the percentage in aggregate principal amount of the Outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or of certain defaults hereunder and their consequences) provided for in this Indenture; or

(c) change any obligation of the Issuer to maintain an office or agency in the places and for the purposes specified in Section 10.2; or

(d) modify any of the provisions of this Section or Section 5.13 except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11(b) and 9.1(f); or

(e) change in any manner adverse to the interests of the Holders of any Notes the terms and conditions of the obligations of the Issuer in respect of the due and punctual payment of any amounts due and payable on the Notes.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

9.3 *Execution of Supplemental Indentures.* In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obliged to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

9.4 *Effect of Supplemental Indentures.* Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby, except as otherwise expressed therein.

9.5 *Conformity with Trust Indenture Act.* Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

9.6 *Reference in Notes to Supplemental Indentures.* Notes of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Notes of any series, so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer, and such Notes may be authenticated and delivered by the Trustee in exchange for Outstanding Notes of such series.

ARTICLE X

COVENANTS

10.1 *Payment of Principal, Premium, Interest and Additional Amounts.* The Issuer covenants and agrees for the benefit of the Holders of Notes of such series that it will duly and punctually pay the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Notes of that series in accordance with the terms of the Notes and this Indenture.

10.2 *Maintenance of Office or Agency.* The Issuer will maintain in each Place of Payment an office or agency where Notes of a particular series may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes of that series and this Indenture may be served; provided, however, that at the option of the Issuer, payment of any interest on a Definitive Note of that series may be made by check mailed to the address of the Person entitled herein as such address shall appear in the Note Register, unless such Person qualifies for and requests payment by wire transfer pursuant to Section 3.7. With respect to the Global Note, such office or agency shall be an office or agency of the New York Paying Agent in the Borough of Manhattan, The City of New York. With respect to Definitive Notes of any series, such office or agency in each Place of Payment shall initially be the Corporate Trust Office of the Trustee. The Issuer will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Issuer in respect of Notes of any series and this Indenture

may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes of any particular series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of any obligation to maintain an office or agency in each Place of Payment (except as otherwise indicated in this Section) for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

10.3 *Money for Payments to Be Held in Trust.* If the Issuer shall at any time act as Paying Agent, it will, on or before each due date for payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on any of the Notes of the relevant series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any), interest, if any, and Additional Amounts, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Issuer shall have one or more Paying Agents, it will, by 10:00 A.M. New York City time on the due date for payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes of such series, deposit with a Paying Agent in immediately available funds a sum sufficient to pay the principal (and premium, if any), interest, if any, or Additional Amounts, if any, so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or its failure so to act.

The Issuer shall request that the bank through which such payment is to be made agree to supply to such Paying Agent one Business Day prior to the due date for any such payment an irrevocable confirmation (by tested telex or authenticated SWIFT MT 100 Message) of its intention to make such payment.

The Issuer will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) comply with the provisions of the Trust Indenture Act applicable to it as Paying Agent and

(b) during the continuance of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment in respect of the Notes of any series, and upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent for payment in respect of the Notes of such series.

The Issuer may at the time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Note of any series and remaining unclaimed for two years after such principal (and premium, if any), interest, if any, or Additional Amounts, if any, have become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published at least once, in Authorized Newspapers, published in the Borough of Manhattan, The City of New York and in London, England, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Issuer.

10.4 *Additional Amounts*. Unless otherwise specified in any Board Resolution or other appropriate corporate authorization, the Issuer will make payments of principal and interest on any Note without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or by or within any political subdivision thereof or any authority therein having power to tax, unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted. If the Issuer is required to make any such deduction or withholding in respect of taxes, the Issuer will pay to a Holder of a Note who is not a resident of the United Kingdom for UK tax purposes such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such Holder, after such

deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled, *provided, however,* that the Issuer shall not be required to make any payment of Additional Amounts to a Holder for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted but for (i) the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a domiciliary, national or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment, office, branch or fixed base therein or otherwise having or having had some connection with United Kingdom or such political subdivision, territory or possession other than the holding or ownership of a Note or the collection of principal of and interest, if any, on, or the enforcement of, a Note or (ii) payment in respect of a Note being made (x) in the United Kingdom or (y) on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented, where presentment is required, such Note for payment on any day within such period of 30 days;

(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of (or in respect of) principal of, or any interest on, the Notes;

(d) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the Holder or the beneficial owner of a Note or the beneficial owner of any payment on such Note to comply with a request of the Issuer addressed to the Holder or such beneficial owner (i) to provide information concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority thereof of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

(e) any combination of items (a), (b) (c) or (d) above;

(f) nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or any premium) or interest on, or in respect of, any Note or the net proceeds received in the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

10.5 *Statement by Officers of Issuer as to Default.* (a) The Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer ending after the date hereof, an Officers' Certificate, stating whether or not to the best of knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge. One of the persons signing the Officers' Certificate given pursuant to this Section shall be the principal executive, financial or accounting officer of the Issuer.

(b) Notwithstanding the foregoing paragraph, in the event that any officer of the Issuer becomes aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee an Officers' Certificate specifying such Default or Event of Default.

10.6 *Existence.* Subject to Article 8, the Issuer will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

10.7 *Limitation on Liens.* So long as any of the Notes of any series remain Outstanding, neither the Issuer nor any Principal Subsidiary will create, incur, guarantee or assume any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage,

pledge, security interest, lien or other similar encumbrance ("lien" or "liens") upon any property or assets (other than cash or cash equivalents), without effectively providing concurrently with the creation, incurrence, guarantee or assumption of such Debt that the Notes (together with, if the Issuer so determines, any other Debt of the Issuer then existing or thereafter created ranking equally with the Notes) will be secured equally and ratably with (or prior to) such Debt, so long as such Debt will be so secured, except that this restriction will not apply to:

(i) liens on property, shares of stock or indebtedness of any corporation, other limited liability entity or partnership (a "corporation") existing at the time such corporation becomes a subsidiary, provided that any such lien was not created in contemplation of such subsidiary becoming a subsidiary;

(ii) liens on property or shares of stock existing at the time of acquisition thereof or to secure the payment of all or any part of the purchase price thereof or all or part of the cost of the improvement, construction, alteration or repair of any property, building, equipment or facilities or of any other improvements on all or any part of such property or to secure any Debt incurred prior to, at the time of, or within twelve months after, in the case of shares of stock, the acquisition of such shares and, in the case of property, the later of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of commercial operation of such property, which Debt is incurred for the purpose of financing all or any part of the purchase price thereof or all or part of the cost of improvement, construction, alteration or repair thereon;

(iii) liens existing at the date of this Indenture;

(iv) liens on property owned or held by any corporation or on shares of stock, other equity interests or indebtedness of any corporation, in either case existing at the time such corporation is merged into or consolidated or amalgamated with either the Issuer or a subsidiary or at the time of a sale, lease or other disposition of property of a corporation or a sale or other disposition of stock of a corporation as an entirety or substantially as an entirety to the Issuer or a subsidiary, provided that any such lien was not created in contemplation of such corporation engaging in such transaction;

(v) liens on property, shares of stock or participations in a single-purpose subsidiary or joint venture entity securing indebtedness incurred to finance the acquisition and/or development of such property or other assets of such subsidiary or entity;

(vi) liens arising by operation of law (other than by reason of default);

(vii) liens arising through litigation, legal proceeding or judgment and not giving rise to an Event of Default;

(viii) liens upon specific items of inventory or other goods and proceeds of the Issuer or any subsidiary securing the Issuer's or any subsidiary's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

(ix) liens to secure Debt incurred in the ordinary course of business, including, but not limited to,

(A) any mechanics', materialmen's, carriers', workmen's, vendors' or other like liens,

(B) any liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security,

(C) any easements, rights-of-way, restrictions and other similar charges,

(D) any liens arising out of consignment or similar arrangements for the sale of goods entered into by the Issuer or any subsidiary, and

(E) any liens to secure Debt maturing not more than 12 months from the date incurred;

(x) liens to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where any such lien relates to a property to which such project has been undertaken and recourse of the creditors in respect of such lien is substantially limited to such project and property;

(xi) liens created to secure Debt of the Issuer or any subsidiary under any options, futures, swaps, short sale contracts or similar or related instruments which relate to the purchase or sale of notes, commodities or currencies;

(xii) liens in favor of customs and revenues authorities to secure payment of customs duties in connection with the importation of goods;

(xiii) leases or subleases granted to others not interfering in any material respect with the business of the Issuer or any subsidiary;

(xiv) liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or any subsidiary relating to such property or assets;

(xv) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of the Issuer and/or any subsidiary;

(xvi) liens securing Debt of the Issuer or any subsidiary for borrowed money incurred in connection with the financing of accounts receivable;

(xvii) liens incurred or deposits made securing the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature incurred in the ordinary course of business;

(xviii) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any subsidiary;

(xix) liens on any property of the Issuer or any subsidiary in favor of the federal governmental of the United States or the government of any state thereof, or the government of the United Kingdom, or the European Union, or any instrumentality of any of them, securing the obligations of the Issuer or any subsidiary pursuant to any contract or payments owed to such entity pursuant to applicable laws, rules, regulations or statutes;

(xx) liens securing taxes or assessments or other applicable charges or levies;

(xxi) liens securing industrial revenue, development or similar bonds issued by or for the benefit of the Issuer or any subsidiary, provided that such industrial revenue, development or similar bonds are nonrecourse to the Issuer or such subsidiary;

(xxii) liens arising under or in connection with or arising out of any pooling and settlement agreements or pooling and settlement arrangements of the electricity industry, or any transactions or arrangements entered into in connection with the hedging or management of risks relating to the electricity industry; and

(xxiii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (i) to (xxii), inclusive, or of any Debt secured thereby; provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement lien shall be limited to all or any part of the same property or shares of stock that secured the lien extended, renewed or replaced (plus improvements on such property), or property received or shares of stock issued in substitution or exchange therefor.

Notwithstanding the foregoing, the Issuer and the Principal Subsidiaries may create, incur, guarantee or assume Debt secured by a lien which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such Debt of the Issuer and the Principal Subsidiaries and their Attributable Debt in respect of Sale and Leaseback Transactions (other than Attributable Debt in respect of Sale and Leaseback Transactions permitted

because the Issuer or such Principal Subsidiaries would be entitled to create, incur, guarantee or assume such Debt secured by a lien on the property to be leased without equally and ratably securing the Notes pursuant to the preceding paragraph and other than Sale and Leaseback Transactions the proceeds of which have been applied as provided in Section 10.8(v)), does not at the time such Debt is incurred exceed 15% of Consolidated Net Tangible Assets.

10.8 *Limitation on Sale and Leaseback Transactions.* So long as any of the Notes remain Outstanding, neither the Issuer nor any Principal Subsidiary will enter into any arrangement with any Person (not including any subsidiary) providing for the leasing by the Issuer or such Principal Subsidiary of any assets which have been owned by the Issuer or such Principal Subsidiary and which have been or are to be sold or transferred by the Issuer or such Principal Subsidiary to such Person (a "Sale and Leaseback Transaction") unless:

(i) such transaction involves a lease for a temporary period not to exceed three years;

(ii) such transaction is between the Issuer or a Principal Subsidiary and an affiliate of the Issuer;

(iii) the Issuer would be entitled to incur indebtedness secured by a lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction, without equally and ratably securing the Notes, pursuant to Section 10.7, other than pursuant to the last paragraph of Section 10.7; such transaction is entered into within one year after (A) the initial acquisition by the Issuer of the assets or (B) in the case of property, the latter of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of the commercial operation of such property, subject to such transaction;

(iv) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Leaseback Transactions does not exceed 15% of Consolidated Net Tangible Assets; or

(v) the Issuer or a Principal Subsidiary within the 12 months preceding the sale or transfer or the 12 months following the sale or transfer, regardless of whether such sale or transfer may have been made by the Issuer or such Principal Subsidiary, as the case may be, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by the Board of Directors of the Issuer or such Principal Subsidiary, as the case may be), to the retirement of indebtedness for money borrowed, incurred or assumed by the Issuer or a Principal Subsidiary, as the case may be, which by its terms matures at,

or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such debt.

10.9 *Waiver of Certain Covenants.* The Issuer may with respect to the Notes of any series omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 9.1(b) for the benefit of the Holders of such series or in any of Section 8.1(c) or Sections 10.7 to 10.8, inclusive, if before the time for such compliance the Holders of at least 66 % in aggregate principal amount of the Outstanding Notes of such series shall by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, covenant or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE XI

REDEMPTION OF NOTES

11.1 Applicability of Article. The Notes of any series that are by their terms redeemable prior to that stated maturity shall be redeemable in accordance with this Article.

11.2 Election to Redeem. The election of the Issuer to redeem any Notes of any series shall be evidenced by or pursuant to a Board Resolution.

11.3 Notice of Redemption. Notice of redemption shall be given not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Notes of any series to be redeemed in the manner and to the extent provided in Section 1.6.

All notices of redemption shall state:

(a) the Redemption Date,

(b) the Redemption Price, plus accrued interest, if any, to the Redemption Date,

(c) that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on or after the Redemption Date, and

(d) the place or places where Notes are to be surrendered for payment of the Redemption Price.

No such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer would be required to pay Additional Amounts if a payment in respect of the Notes was then due.

11.4 *Deposit of Redemption Price.* Prior to 11:00 a.m. New York City time on the Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as Paying Agent, segregate and hold in trust as provided in Section 10.3) an amount of money sufficient to pay on the Redemption Date the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) Additional Amounts, if any, and accrued but unpaid interest on, all the Notes or portions thereof which are to be redeemed on that date.

11.5 *Notes Payable on Redemption Date.* Notice of redemption having been given, the Notes of that series to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified. From and after the Redemption Date (unless the Issuer shall default in the payment of the Redemption Price, Additional Amounts, if any, and accrued interest, if any), such Notes shall cease to bear interest, and the only right of the Holders of such Notes shall be to receive payment of the Redemption Price. Upon surrender of any Note for redemption in accordance with said notice, such Note shall be paid by the Issuer at the Redemption Price, together with Additional Amounts, if any, and accrued but unpaid interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 3.1, with respect to any Definitive Notes, a payment of interest which is payable on an Interest Payment Date which is on or before the Redemption Date, shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Regular Record Date or Special Record Date according to the terms of the Notes and the provisions of Section 3.7.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and any premium) and Additional Amounts, if any, shall, until paid, bear interest from the Redemption Date in accordance with the terms of such Note and the provisions of Section 3.7.

11.6 *Optional Redemption Due to Changes in Tax Treatment.* The Notes of any series may be redeemed at any time, at the option of the Issuer, in whole but not in part, upon notice as described below, at a redemption price equal to 100 percent of the principal amount thereof, together with accrued interest at the date fixed for redemption, (the "Redemption Price"), if the Issuer shall determine that as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United Kingdom (including any treaty to which the United Kingdom is a party) or any change in the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the date of issue of the relevant series of Notes, on the occasion of the next payment

of principal or interest in respect of the Notes the Issuer would be obligated to pay Additional Amounts and such obligation cannot be avoided by the Issuer taking reasonable measures available to it.

11.7 *Optional Redemption.* The Notes of any series may be redeemed, in accordance with the terms of such Notes, at the option of the Issuer, in whole or in part, upon notice as described in Section 11.3, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the Redemption Date or (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate plus 15 basis points, in each case together with accrued interest at the Redemption Date.

11.8 *Successor Person May Redeem.* In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a "Successor Person") organized under the laws of a jurisdiction other than the United Kingdom (a "Successor Jurisdiction"), such Successor Person shall be entitled to redeem the Notes subject to the terms of the preceding paragraph, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue of the relevant series of Notes and making such further consequential changes as are required.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the Issuer and the Trustee have caused this Indenture to be duly executed, all as of the day and year first above written.

UNITED UTILITIES PLC

By:
Name:
Title:

By:
Name:
Title:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as TRUSTEE

By:
Name:
Title:


United
Utilities

United Utilities Electricity Limited
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

United Utilities PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

United Utilities Water PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London
E14 4BB

Citibank International plc
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

The Royal Bank of Scotland plc
135 Bishopsgate
London
EC2M 3UR

United Utilities Electricity Limited
Registered in England & Wales No. [illegible]
Registered office: Haweswater House, Lingley
Mere Business Park, Lingley Green Avenue, Great
Sankey, Warrington WA5 3LP

5 December, 2007

Dear Sirs,

Release of United Utilities Electricity Limited ("UUE") as an Issuer under the U.S. $1,500,000,000 Euro-Commercial Paper Programme (the "Programme")

1. We refer to the Programme and related documentation (as set out in Schedule 1 to this letter) (the "**Programme Documents**"). Terms defined in the Programme Documents shall have the same meaning when used in this letter.

2. With effect from 5 December, 2007, UUE will cease to be an Issuer for the purposes of the Programme and the Programme Documents and as a consequence will be released from all of its obligations in relation to the Programme and Programme Documents.

3. Except to the extent outlined in paragraph 2 above, this letter does not amend the Programme or the Programme Documents.

4. Please confirm your agreement to the terms of this letter by signing a copy of this letter and returning it to us as soon as possible. This letter may be acknowledged in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one letter

5. This letter and your acceptance of its terms shall be governed by and construed in accordance with English law.

Yours faithfully,

....

For and on behalf of United Utilities Electricity Limited

We hereby acknowledge receipt of the above letter dated 5 December, 2007 and agree with its terms.

....
For and on behalf of
United Utilities PLC

....
For and on behalf of
United Utilities Water PLC

....
For and on behalf of
Deutsche Bank AG, London Branch

....
For and on behalf of
Barclays Bank PLC

....
For and on behalf of
Citibank International plc

....
For and on behalf of
The Royal Bank of Scotland plc

We hereby acknowledge receipt of the above letter dated 5 December, 2007 and agree with its terms.

....
For and on behalf of
United Utilities PLC

....
For and on behalf of
United Utilities Water PLC

....
For and on behalf of
Deutsche Bank AG, London Branch

....
For and on behalf of
Barclays Bank PLC

....
For and on behalf of
Citibank International plc

....
For and on behalf of
The Royal Bank of Scotland plc

We hereby acknowledge receipt of the above letter dated 5 December, 2007 and agree with its terms

For and on behalf of
United Utilities PLC

For and on behalf of
United Utilities Water PLC

For and on behalf of
Deutsche Bank AG, London Branch

Director,
Deutsche Bank AG London Branch

For and on behalf of
Barclays Bank PLC

For and on behalf of
Citibank International plc

For and on behalf of
The Royal Bank of Scotland plc

We hereby acknowledge receipt of the above letter dated 5 December 2007 and agree with its terms.

For and on behalf of
United Utilities PLC

For and on behalf of
United Utilities Water PLC

For and on behalf of
Deutsche Bank AG, London Branch

For and on behalf of
Barclays Bank PLC

For and on behalf of
Citibank International plc

For and on behalf of
The Royal Bank of Scotland plc

SCHEDULE 1
The Programme Documents

1. The Amended and Restated Dealer Agreement between United Utilities PLC, UUE, United Utilities Water PLC as Issuers and Deutsche Bank AG London as Arranger and Barclays Bank PLC, Citibank International plc, Deutsche Bank AG London and The Royal Bank of Scotland plc as Dealers, dated 7 January 2002.

2. The Deed of Covenant made by UUE in favour of the account holders of the Clearing System dated 7 January 2002.

3. The Deed of Covenant made by United Utilities PLC in favour of the account holders of the Clearing System dated 7 January 2002.

4. The Deed of Covenant made by United Utilities Water PLC in favour of the account holders of the Clearing System dated 7 January 2002.

5. The Agency Agreement relating to a US$1,500,000,000 euro-commercial paper programme between United Utilities PLC, UUE, United Utilities Water PLC as Issuers and Deutsche Bank AG London as Agent, dated 7 January 2002.

OFFERING CIRCULAR


United
Utilities

UNITED UTILITIES PLC

(incorporated with limited liability in England)

UNITED UTILITIES ELECTRICITY PLC

(incorporated with limited liability in England)

UNITED UTILITIES WATER PLC

(incorporated with limited liability in England)

EUR 7,000,000,000
Euro Medium Term Note Programme

On 13 October, 1998, United Utilities PLC, United Utilities Electricity PLC (then known as NORWEB plc) and North West Water Finance PLC established a U.S.$2,000,000,000 Euro Medium Term Note Programme (the "Programme"). On 5 October, 1999 the maximum aggregate nominal amount of Notes which could be outstanding under the Programme was increased from U.S.$2,000,000,000 to U.S.$3,000,000,000. On 4 October, 2001, the maximum aggregate nominal amount of Notes which could be outstanding under the Programme was changed from U.S.$3,000,000,000 to EUR 4,000,000,000. On 3 October, 2003, the maximum aggregate nominal amount of Notes which could be outstanding under the Programme was changed from EUR 4,000,000,000 to EUR 5,000,000,000. On 1 November 2006 the maximum aggregate nominal amount of Notes which could be outstanding under the Programme was changed from EUR 5,000,000,000 to EUR 7,000,000,000. This Offering Circular supersedes any previous Offering Circulars issued in respect of the Programme. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein. This does not affect any Notes already in issue.

Under the Programme, United Utilities PLC, United Utilities Electricity PLC ("UUE") and United Utilities Water PLC ("UUW") (each an "Issuer" and together the "Issuers") may from time to time issue notes (the "Notes") denominated in any currency agreed between the relevant Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed EUR 7,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "General Description of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "*Risk Factors*"

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority" or "UKLA") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. References in this Offering Circular to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and have been admitted to the Official List. The London Stock Exchange's Gilt Edged and Fixed Interest Market is a regulated market for the purposes of the Markets in Financial Instruments Directive (2004/39/EC) (the "Markets in Financial Instruments Directive"). Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the applicable Final Terms (the "Final Terms") which, with respect to Notes to be listed will be delivered to the UK Listing Authority and to the London Stock Exchange.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the relevant Issuer and the relevant Dealer. The Issuers may also issue unlisted Notes and/or Notes which are admitted to trading on any market.

Unless otherwise specified in the applicable Final Terms, Notes to be issued under the Programme by United Utilities PLC with an initial maturity of one year or less will be rated P-2 by Moody's Investors Service Limited ("Moody's") and A-2 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. ("Standard & Poor's") and Notes with an initial maturity of more than one year will be rated A3 by Moody's and BBB+ by Standard & Poor's. Unless otherwise specified in the applicable Final Terms, Notes to be issued under the Programme by UUE and UUW with an initial maturity of one year or less will be rated P-1 by Moody's and A-2 by Standard & Poor's and Notes with an initial maturity of more than one year will be rated A2 by Moody's and A- by Standard & Poor's. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned to the Programme. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating organisation.

The relevant Issuer and the Trustee (as defined below) may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger
Deutsche Bank

Dealers

ABN AMRO	**Barclays Capital**
Deutsche Bank	**Dresdner Kleinwort**
JPMorgan	**Mitsubishi UFJ Securities International plc**
RBC Capital Markets	**The Royal Bank of Scotland**
UBS Investment Bank	**UniCredit Group (HVB)**

The date of this Offering Circular is 23 November, 2006.

This Offering Circular comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive").

Each of the Issuers (together, the "Responsible Persons") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuers (each having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of Final Terms will be available from the registered office of each of the Issuers and the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuers in connection with the Programme. Neither the Dealers nor the Trustee accept any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by any Issuer in connection with the Programme.

No person is or has been authorised by the Issuers to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, any of the Dealers or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuers, any of the Dealers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuers, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuers is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuers during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to, or for the account of, U.S. persons (see "Subscription and Sale" below).

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable

registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuers, the Dealers or the Trustee which would permit a public offering of any Notes outside the UK or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer and sale of Notes in the United States, the European Economic Area (including the United Kingdom) and Japan (see "Subscription and Sale" below).

In making an investment decision, investors must rely on their own examination of the relevant Issuer and the terms of the Notes being offered, including the merits and risks involved. The Notes have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Offering Circular or confirmed the accuracy or determined the adequacy of the information contained in this Offering Circular. Any representation to the contrary is unlawful.

None of the Dealers, the Issuers and the Trustee makes any representation to any investor in the Notes regarding the legality of its investment under any applicable laws. Any investor in the Notes should be able to bear the economic risk of an investment in the Notes for an indefinite period of time.

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" "EUR" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In this Offering Circular references to "United Utilities" or "UU" are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to the "Group" are to United Utilities PLC together with its consolidated subsidiaries. References to "UUW" are to United Utilities Water PLC, to "UUE" are to United Utilities Electricity PLC, to "United Utilities Contract Solutions" or "UUCS" are to United Utilities Contract Solutions Holdings Limited and its subsidiaries, to "Vertex" are to Vertex Data Science Limited and its subsidiaries, which are all wholly-owned subsidiaries of United Utilities.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

TABLE OF CONTENTS

GENERAL DESCRIPTION OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuers:	United Utilities PLC United Utilities Electricity PLC United Utilities Water PLC
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG, London Branch
Dealers:	ABN AMRO Bank N.V. Barclays Bank PLC Bayerische Hypo- und Vereinsbank AG Deutsche Bank AG, London Branch Dresdner Bank AG London Branch J.P. Morgan Securities Ltd. Mitsubishi UFJ Securities International plc Royal Bank of Canada Europe Limited The Royal Bank of Scotland plc UBS Limited and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular. **Notes having a maturity of less than one year** Notes having a maturity of less than one year will constitute deposits for the purposes of the prohibition on accepting deposits contained in Section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent (see "Subscription and Sale").
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent:	Citibank, N.A.
Programme Size:	Up to EUR 7,000,000,000 in nominal amount (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuers may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies: Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.

Redenomination: The applicable Final Terms may provide that certain Notes may be redenominated in euro. The relevant provisions applicable to any such redenomination are contained in Condition 4.

Maturities: Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: The Notes will be issued in bearer form and may be issued in New Global Note ("NGN") form as described in "Form of the Notes".

So long as any Notes are represented by a Temporary Global Note and/or a Permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and (if so specified in the applicable Final Terms) integral multiples of the Tradeable Amount in excess thereof.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes:

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:

Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.

Dual Currency Notes:

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of each, as the relevant Issuer and relevant Purchaser(s) may agree (as indicated in the applicable Final Terms).

Zero Coupon Notes:

Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:

The applicable Final Terms will indicate either that the Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving the relevant period of notice specified in the Terms and Conditions (or such other notice period as is specified in the applicable Final Terms) to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Notes having a maturity of less than one year may be subject to restrictions on their denomination and distribution (see "Certain Restrictions: Notes having a maturity of less than one year" above).

Denomination of Notes:

Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant

central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency (see "*Certain Restrictions – Notes having a maturity of less than one year*" above), and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be EUR 50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency agreed as at the Issue Date).

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed within the United Kingdom, subject as provided in Condition 8. In the event that any such deduction is made, the relevant Issuer will, save in certain limited circumstances provided in Condition 8, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The terms of the Notes will contain a negative pledge provision as further described in Condition 3.

Cross Default: The terms of the Notes will contain a cross default provision as further described in Condition 10.

Status of the Notes: The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and will rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant Issuer, from time to time outstanding.

Rating: Unless otherwise specified in the applicable Final Terms, Notes to be issued under the Programme by United Utilities PLC with an initial maturity of one year or less will be rated P-2 by Moody's and A-2 by Standard & Poor's and Notes with an initial maturity of more than one year will be rated A3 by Moody's and BBB+ by Standard & Poor's. Unless otherwise specified in the applicable Final Terms, Notes to be issued under the Programme by UUE and UUW with an initial maturity of one year or less will be rated P-1 by Moody's and A-2 by Standard & Poor's and Notes with an initial maturity of more than one year will be rated A2 by Moody's and A- by Standard & Poor's. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned to the Programme. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating organisation.

Listing and admission to trading: Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the

	Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued. The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets.
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and Germany), and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes (see "Subscription and Sale").
Representation of Noteholders:	Trustee.

RISK FACTORS

The Issuers believe that the following factors may affect their ability to fulfil their respective obligations under the Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuers are not in a position to express a view on the likelihood of any such contingency occurring. In addition, risk factors which are specific to the Notes are also described below.

The Issuers believe that the factors described below represent the principal risks inherent in investing in the Notes issued under the Programme, but the inability of the Issuers to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuers do not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the details information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Revenue of the Group's regulated businesses is substantially influenced by regulators, which could adversely affect profitability

The revenue and profitability of the Group's water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The Group has accepted both of these determinations and not exercised its right to appeal adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts proving not to be realistic.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for Interim Determinations of K ('IDoK') and the application of the 'shipwreck clause' (these provisions are described in the 'price control' section of the UUW business description on page 63). There is no equivalent provision that allows for the re-opening of electricity distribution price limits, although specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

Failure to deliver the capital investment programmes could adversely affect profitability

United Utilities' regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs. Historically, the Group has financed the expenditures from cash flows from operations and from debt financing. There can be no assurance that cash flows from operations will not decline, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the Group is unable to deliver the capital programme at expected expenditure levels or is unable to secure the expected capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the Group's profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the Group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions.

The Group is currently in discussions with The Water Services Regulation Authority ("Ofwat") and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-05) which related to limiting pollution from storm water overflows (referred to by the Environment Agency as 'Unsatisfactory Intermittent Discharges' ('UIDs')).

This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases UUW will seek to process the resulting changes through Ofwat's protocol for dealing with changes to the regulatory contract (the 'change protocol'). In respect of those UIDs which were the subject of UUW's 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable through future price reviews provided that they meet Ofwat's conditions for recovery under the change protocol. In respect of the UIDs which were not dealt with in the 2003 interim determination, Ofwat has given a similar confirmation in relation to those which UUW considers present the greatest risk of significantly exceeding the costs assumed in the 1999 price review. The Group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability

Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings a business change programme is underway. If the operating cost savings are not achieved, or the business change programme is not delivered, then the Group's profitability would suffer. Similarly, if operational performance were to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the Group's profitability would suffer.

Environmental regulations could increase the Group's costs and adversely affect profitability

Various government environmental protection and health and safety laws and regulations govern the wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the Group's operations. In addition, the Group is required to obtain various environmental permissions from regulatory agencies for its operations. The Group endeavours to comply with all regulatory standards. However, historically the Group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the Group fail to comply, it would face fines imposed by the courts or otherwise face sanctions by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. While management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, which will increase the Group's operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the Group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

Service interruptions or contamination to water supplies could adversely affect profitability

In addition to the capital investment programmes, United Utilities' regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services such as the incident in January 2005 affecting Cumbria and Lancashire in north west England, when a storm severely damaged the electricity network supply to 250,000 customers, but the majority of interruptions relate to minor issues that are rectified promptly. However, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the Group's operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources. In the event that the water supply is contaminated and the Group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost-effective manner, there may be an adverse effect on the Group's operating results or financial position. The Group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

It is possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through the 'shipwreck clause' or future price reviews. The Group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

Non-recovery of customer debt could adversely affect profitability

United Utilities North West manages the billing, cash collection and debt management activities for 3.1 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. Non-recovery of debt is therefore a risk to the Group and may cause the Group's profitability to suffer, although allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the Group can also request a re-setting of its price limits through an IDoK during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including targeted summonsing, there can be no assurance that the Group will not suffer losses from the Group's inability to recover its debts fully.

Rapid growth in the business process outsourcing and infrastructure management sectors exposes the Group to execution risk; conversely, slow growth could adversely affect profitability

Through Vertex, the Group's activities in business process outsourcing are expanding into new markets and territories and achieving a significant proportion of its sales external to the Group (2006: £301 million; 2005: £308 million). The infrastructure management business, United Utilities Contract Solutions, is also expanding into new markets. The delivery of contracts, both existing and future, will be achieved by exploiting the Group's core infrastructure management and business process outsourcing skills. In addition, Vertex has significantly expanded its operations into financial services with the acquisition of Marlborough Stirling plc in 2005. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

Pension scheme obligations may require the Group to make additional contributions to the scheme which would reduce profitability

The Group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of Group finances. The Group increased pension contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005. A one-off lump sum contribution of £320 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the Group's funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of certain employer contributions which would have been made to the schemes during that period. As a consequence the schemes were estimated to have a combined post-tax surplus of £13.5 million as at 31 March 2006, compared to a post-tax

obligation of £59.2 million at 31 March 2005. However, the Group continues to monitor the funding of the schemes and cannot guarantee that during the next five years further contributions will not be required to eliminate continuing shortfalls in the schemes. This may adversely affect the financial position of the Group. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an increased deficit, the profitability of the Group may be further adversely affected and the Group required to increase its contributions to eliminate this under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits are recoverable through the price limits established by the regulators.

Operating risk

Managing the Group's businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and business principles, resource shortages, equipment failures, natural disasters or the failure of external systems. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Holding company structure

Because United Utilities is a holding company, its rights to participate in the assets of any subsidiary if it is liquidated will be subject to the prior claims of its creditors, except to the extent that United Utilities may be a creditor with recognised claims ranking ahead of or pari passu with such prior claims against the subsidiary. United Utilities' ability to make payments on debt obligations and pay certain operating expenses may be dependent on the receipt of dividends from its subsidiaries. Certain of United Utilities' subsidiaries have regulatory restrictions that can limit the payment of dividends.

No limitation on issuing senior or *pari passu* securities

There is no restriction on the amount of securities which each Issuer may issue which rank senior to or *pari passu* with the Notes being offered hereby. The issue of any such securities may reduce the amount recoverable by holders of the Notes in the event that the Issuer is wound up or becomes insolvent or may increase the likelihood of a deferral of payments under the Notes.

Risks relating to the Notes generally

With respect to an investment in Notes indexed to one or more interest rates, currencies or other indices or formulas, significant risks exist that are not associated with a conventional fixed rate or floating rate debt security. Such risks include fluctuation of the particular indices or formulas and the possibility that an investor will receive a lower amount of principal, premium or interest and at different times than expected. The Issuers have no control over a number of matters, including economic, financial and political events that are important in determining the existence, magnitude and longevity of such risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in such index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Index Linked Notes and Dual Currency Notes

Each Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, each Issuer may issue Notes with principal or interest payable in

one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable is likely to be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Risks associated with the nominal amount of Notes held

Integral multiples of less than EUR50,000

It is possible that certain Notes may be traded in the clearing systems in amounts in excess of EUR50,000 (or its equivalent) that are not integral multiples of EUR50,000 (or its equivalent). In such a case, should definitive Notes be required to be issued, Noteholders who hold Notes in the relevant clearing system in amounts that are not integral multiples of a Specified Denomination shown in the Final Terms may need to purchase or sell, on or before the relevant date on which a Global Note is exchanged for a definitive Note, a principal amount of Notes such that their holding is an integral multiple of a Specified Denomination shown in the Final Terms.

Risks associated with redemption of the Notes

If the applicable Terms and Conditions specify that the Notes are redeemable at the option of each Issuer, or are otherwise subject to mandatory redemption, the Issuer may (in the case of optional redemption) or must (in the case of mandatory redemption) choose to redeem such Notes at times when prevailing interest rates may be relatively low. Accordingly, an investor generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

The Issuers cannot assure a trading market for the Notes will ever develop or be maintained

The Issuers cannot assure a trading market for the Notes will ever develop or be maintained. Many factors independent of the creditworthiness of each Issuer affect the trading market. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other debt securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, certain Notes have a more limited trading market and experience more price volatility because they were designed for specific investment objectives or strategies. There may be a limited number of buyers when an investor decides to sell such Notes. This may affect the price an investor receives for such Notes or the ability of an investor to sell such Notes at all. You should not purchase Notes unless you understand and can bear these investment risks.

If the United Kingdom joins the European Monetary Union prior to the maturity of the Notes, the Issuer cannot assure the Noteholders that this would not adversely affect payments on the Notes

It is possible that prior to the maturity of the Notes the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event: (i) all amounts payable in respect of any Notes denominated in pounds sterling may become payable in euro; (ii) applicable provisions of law may allow or require each Issuer to re-denominate such Notes into euro and take additional measures in respect of such Notes; and (iii) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom would have on investors in the Notes.

Investments in the Notes may be negatively affected by changes in exchange rates and exchange controls

With respect to an investment in Dual Currency Notes that are denominated and/or payable in a Specified Currency, there will be significant risks associated with such an investment, including the possibility of material changes in the exchange controls by the applicable governments. The Issuers have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Dual Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the equivalent yield of the Dual Currency Notes, in the equivalent value of the principal and any premium payable at maturity or earlier redemption of the Dual Currency Notes and, generally, in the equivalent market value of the Dual Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the payment currency will not be available on a required payment date due to circumstances beyond each Issuer's control.

Noteholders' interests may be adversely affected by a change of law in relation to U.K. withholding tax

In the event that amounts due under the Notes are subject to U.K. withholding tax, the Issuers may not be obliged to pay additional amounts in relation thereto if Noteholders fall within certain exceptions to the obligation to pay such additional amounts. In addition, the Issuers may, in certain circumstances, redeem the Notes (as described in Condition 7(b) of the Notes). The applicability of any U.K. withholding tax under current English law is discussed under "*Taxation – Withholding Tax*".

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or Potential Event of Default shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes, in the circumstances described in Condition 18 of the Terms and Conditions of the Notes.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Offering Circular.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar risks.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been filed with the Financial Services Authority shall be incorporated in, and form part of, this Offering Circular:

(a) the auditor's report and statutory annual financial statements for each of the financial years ended 31 March, 2005 and 31 March, 2006 of each of the Issuers; and

(b) the Memorandum and Articles of Association of each of the Issuers.

Following the publication of this Offering Circular, a supplement may be prepared by the Issuers and approved by the UK Listing Authority in accordance with Article 16 of the Prospectus Directive. Any statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Offering Circular or in a document which is incorporated by reference in this Offering Circular. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Offering Circular.

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered offices of each Issuer and from the specified offices of the Paying Agents for the time being in London and Luxembourg.

The Issuers will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes.

The following sections can be found in the documents incorporated by reference:

United Utilities Water PLC

Annual Financial Statements 2006

– auditors report	Page 16
– profit and loss	Page 17
– balance sheet	Page 18
– cash flow statement	Page 19
– notes to the financial statements	Pages 20 - 42

Annual Financial Statements 2005

– auditors report	Page 5
– profit and loss	Page 6
– balance sheet	Page 7
– cash flow statement	Page 8
– notes to the financial statements	Pages 10 - 26

United Utilities Electricity PLC

Annual Financial Statements 2006

Annual Financial Statements 2005

United Utilities PLC

Annual Financial Statements 2006

Annual Financial Statements 2005

Any other information not listed above but contained in such document is incorporated by reference for information purposes only.

FORM OF THE NOTES

The Notes of each Series will be in bearer form, with or without interest coupons ("Coupons") attached.

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global note (a **Temporary Global Note**) or, if so specified in the applicable Final Terms, a permanent global note (a **Permanent Global Note**) which, in either case, will:

(i) if the Global Notes are intended to be issued in new global note (NGN) form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the **Common Safekeeper**) for Euroclear Bank SA/NV (**Euroclear**) and Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**); and

(ii) if the Global Notes are not intended to be issued in NGN Form, be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for, Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not intended to be issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the "Exchange Date") which, in respect of each Tranche in respect of which a Temporary Global Note is issued, is 40 days after the Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, Coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms) in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless upon due certification exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note if the Permanent Global Note is not intended to be in NGN form) without any requirement for certification. The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, Coupons and talons attached only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 10) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the relevant Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 8 which would not be required were the Notes represented by the Permanent Global Note in definitive form. The relevant Issuer will promptly give notice to the Noteholders in accordance with Condition 14 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the relevant Issuer may also give notice to the Principal Paying Agent requesting

exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

The following legend will appear on all Notes which have an original maturity of 365 days or more and on all receipts and Coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or Coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or Coupons.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes") the Principal Paying Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Notes of such Tranche.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear and/or Clearstream, Luxembourg each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the relevant Issuer and their agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the relevant Issuer and its agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly.

Noteholders who hold the Notes in the relevant clearing system in amounts that are not integral multiples of a Specified Denomination may need to purchase or sell on or before the relevant Exchange Date, a principal amount of Notes such that their holding is an integral multiple of a Specified Denomination.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any successor operator and/or successor clearing system and/or any additional or alternative clearing system specified in the applicable Final Terms or otherwise approved by the relevant Issuer, the Principal Paying Agent and the Trustee.

Any reference herein to the Common Depositary shall, whenever the context so permits, be deemed to include references to any successor common depositary or any additional or alternative common depositary as is approved by the relevant Issuer, the Principal Paying Agent and the Trustee.

FORM OF FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

[UNITED UTILITIES PLC]
[UNITED UTILITIES ELECTRICITY PLC]
[UNITED UTILITIES WATER PLC]

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the EUR 7,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 23 November 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, the registered office of the Issuer at Dawson House, Great Sankey, Warrington WA5 3LW, United Kingdom and the specified offices of the Paying Agents.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date:*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [original date]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated [*current date*] which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at, and copies may be obtained from, the registered office of the Issuer at Dawson House, Great Sankey, Warrington WA5 3LW and the specified offices of the Paying Agents.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.*]

[*If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in any other currency.*]

1.	Issuer:	[United Utilities PLC/United Utilities Electricity PLC/ United Utilities Water PLC]

2.	[(i)] Series Number:	[ ]
	[(ii) Tranche Number:	[ ]
		(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)]
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	– Series:	[ ]
	– Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(in the case of fungible issues only, if applicable)*]
6.	Specified Denominations:	[ ]
		[ ]
		[So long as the Notes are represented by a Temporary Global Note and/or a Permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount (specified in Part B paragraph 9 below) in excess thereof.]
		(N.B. If an issue of Notes is (i) NOT admitted to trading on an European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive the EUR 50,000 minimum denomination is not required.)
7.	[(i)] Issue Date:	[ ]
	[(ii) Interest Commencement Date:	[ ]
8.	Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR][+/-] [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
		(N.B. If the Final Redemption Amount is other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.)
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]

12.	Put/Call Options:		[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(a)	Status of the Notes:	[Senior]
	(b)	Date [Board/Treasury Committee] approval for issuance obtained:	[ ] *(N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes)*
14.	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]*(If payable other than annually, consider amending Condition 5)*
	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Day Count Fraction:	[Actual/Actual (ICMA) or 30/360 or *specify other*]
	(vi)	Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*]. *N.B. This will need to be amended in the case of regular interest payment dates, which are not of equal duration. Only relevant where day count fraction is Actual/Actual (ICMA)*]
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	**Floating Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
	(iii)	Additional Business Centre(s):	[ ]

(iv)	Manner in which the Rate of Interest and Interest Amount are to be determined:	[Screen Rate Determination/ISDA Determination/[*specify other*]]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	[ ]
(vi)	Screen Rate Determination:	
	– Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*
	– Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling LIBOR, EURIBOR or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	– Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] *(See Condition 6 for alternatives)*
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Accrual Yield:	[ ] per cent. per annum
	(ii) Reference Price:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ] *(Consider applicable day count fraction if not U.S. dollar denominated)*
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 7(e)(iii) and 7(j) apply/*specify other*]
18.	**Index Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[*need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give or annex details*]
	(ii) Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[*need to include a description of market disruption or settlement disruption events and adjustment provisions*]

(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call: [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	If redeemable in part:	
(a)	Minimum Redemption Amount:	[ ]
(b)	Maximum Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ]

(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)

21. Investor Put: [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	Notice period (if other than as set out in the Conditions):	[ ]

(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)

22.	Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination /*specify other*/see Appendix] *(N.B. In relation to any issue of Notes which are expressed at paragraph 6 above to have a minimum denomination and tradeable amounts above such minimum denomination which are smaller than it the following wording should be added: "For the avoidance of doubt, in the case of a holding of Notes in an integral multiple of [ ] in excess of [ ] as envisaged in paragraph [6] above, such holding will be redeemed at its nominal amount.".)* *(N.B. If the Final Redemption Amount is other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.)*
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.] [Permanent Global Note exchangeable for Definitive Notes only upon an Exchange Event]
25.	New Global Notes:	[Yes/No]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. (A new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues)*]
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s)	[Not Applicable/*give details*]
	(ii) Instalment Date(s)	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable [(*If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)] [(*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)]
31.	Other final terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give names*]
33.	If non-syndicated, name of relevant Manager:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprises the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 7,000,000,000 Euro Medium Term Note Programme established by United Utilities PLC, United Utilities Electricity PLC and United Utilities Water PLC.

1 or foreign currency equivalent.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:
By:

[Duly authorised]

PART B – OTHER INFORMATION

1. LISTING

(i)	Listing:	[London/other (*specify*)/None]
(ii)	Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]
(iii)	Estimate of total expenses related to admission to trading:	[ ]

2. RATINGS

Ratings: The Notes to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)

3. [NOTIFICATION

The UKLA [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE]

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. *– Amend as appropriate if there are other interests*]

5. YIELD *(Fixed Rate Notes only)*

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

7. **PERFORMANCE OF RATES[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** (*Dual Currency Notes only*)

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

8. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[ ]
[(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*Include this text if "yes" selected in which case the Notes must be issued in NGN form*]

9. **GENERAL**

Tradeable Amount:	[[ ] / Not Applicable]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the relevant Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" for a description of the content of Final Terms which will include the definitions of certain terms used in the following Terms and Conditions and/or will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by United Utilities PLC, United Utilities Electricity PLC ("UUE") or United Utilities Water PLC ("UUW") (each an "Issuer" and, together, the "Issuers") constituted by an Amended and Restated Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 23 November 2006 made between the Issuers and The Law Debenture Trust Corporation p.l.c. (the "Trustee", which expression shall include any successor as trustee).

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

References herein to the "relevant Issuer" shall be to the Issuer of the Notes named as such in the applicable Final Terms (as defined below).

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Amended and Restated Agency Agreement (such Agency Agreement, as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 23 November 2006 and made between the Issuers, Citibank, N.A. as issuing and principal paying agent and agent bank (the "Principal Paying Agent", which expression shall include any successor principal paying agent), the other paying agents named therein (together with the Principal Paying Agent, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Final Terms) have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Final Terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed, the Agency Agreement and the applicable Final Terms are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at 23 November 2006 at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing on the website of the London Stock Exchange and are available for viewing at, and copies may be obtained from, the registered office of the Issuers at Dawson House, Great Sankey, Warrington WA5 3LW and the specified offices of each of the Paying Agents save that, if this Note is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more Notes and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

So long as the Notes are represented by a Temporary Global Note and/or a Permanent Global Note and the relevant clearing systems so permit, the Notes shall be tradeable only in principal amounts of EUR50,000 and integral multiples of such other amount as shown in the Final Terms.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, or a combination of any of the foregoing, depending upon the Interest/Payment Basis and/or Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The relevant Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the relevant Issuer, the Paying Agents and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the relevant Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any successor operator and/or successor clearing system and/or any additional or alternative clearing system specified in the applicable Final Terms or otherwise approved by the relevant Issuer, the Principal Paying Agent and the Trustee.

2. Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. Negative Pledge

So long as any of the Notes remains outstanding (as defined in the Trust Deed) the relevant Issuer will not create or permit to subsist any mortgage, charge, pledge, lien or other form of security interest upon the whole or any part of its undertaking, revenues or assets, present or future, to secure payment of any present or future Relevant Indebtedness (as defined below) of the relevant Issuer or any Subsidiary thereof (as defined in the Trust Deed) or to secure any guarantee or indemnity in respect thereof, without at the same time according to the Notes to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other security as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

"Relevant Indebtedness" means any present or future indebtedness (whether being principal, premium or interest) for borrowed money (other than indebtedness for borrowed money with an initial maturity falling 20 years or more after the Issue Date of the First Tranche of the Notes and having a maximum principal amount outstanding at any time not exceeding the greater of £250,000,000 and 20 per cent. of Adjusted Capital and Reserves (as defined in Condition 10) or indebtedness for borrowed money which has a stated maturity not exceeding one year) which is in the form of, or represented or evidenced by, bonds, notes, debentures, debenture stock, loan stock or other securities, whether issued for cash or in whole or in part for a consideration other than cash and which, with the agreement of the relevant Issuer, are quoted, listed, dealt in or traded on a stock exchange or over the counter or other recognised securities market (whether or not distributed by way of private placement).

4. **Redenomination**

(a) Redenomination

Where redenomination is specified in the applicable Final Terms as being applicable, the relevant Issuer may, without the consent of the Trustee, the Noteholders, the Receiptholders and the Couponholders, on giving prior notice to the Trustee, the Principal Paying Agent, Euroclear and Clearstream, Luxembourg and at least 30 days' prior notice to the Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) the Notes and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the relevant Issuer determines, with the consent of the Trustee and the Principal Paying Agent, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the relevant Issuer shall promptly notify the Noteholders in accordance with Condition 14, the stock exchange or other relevant authority (if any) on which the Notes are listed and the Paying Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(iii) if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the relevant Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Trustee and the Principal Paying Agent may approve) euro 0.01 and such other denominations as the Trustee and the Principal Paying Agent shall determine and as shall be notified to the Noteholders in accordance with Condition 14;

(iv) if definitive Notes have been issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the relevant Issuer gives notice (the "Exchange Notice") that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such Notes, Receipts and/or Coupons are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the relevant Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Trustee and the Principal Paying Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes

to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction (as defined in Condition 5(a)), and rounding the resultant figure to the nearest sub-unit (as defined in Condition 5(a)) of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with the applicable market convention; and

(vii) if the Notes are Floating Rate Notes the applicable Final Terms specifies any relevant changes to the provisions relating to interest.

(b) Definitions

In these Terms and Conditions, the following expressions have the following meanings:

"Established Rate" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"Redenomination Date" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the relevant Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union or otherwise participates in European economic and monetary union in a manner with similar effect to such third stage; and

"Treaty" means the Treaty establishing the European Community, as amended.

5. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date ending on such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount(s) so specified.

If interest is required to be calculated for a period ending other than on an Interest Payment Date, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 5(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) (each an "Interest Payment Date") in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final

Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars, shall be Auckland) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions and the Annex to the 2000 ISDA Definitions, each as amended and updated as at the Issue Date of the first Tranche of the Notes and as published by the International Swaps and Derivatives Association, Inc. (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), (i) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and (ii) "Euro-zone" means the region comprised of Member States of the European Union that adopt or have adopted the single currency in accordance with the Treaty.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months

(unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the relevant Issuer and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5(b), whether by the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the relevant Issuer, the Trustee, the Principal Paying Agent, the

Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the relevant Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

6. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is New Zealand dollars, shall be Auckland); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the relevant Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 8) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note or Index Linked Interest Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the relevant Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear and Clearstream, Luxembourg as the

beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear and Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the relevant Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the provisions of paragraph (a) above, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the relevant Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the relevant Issuer, adverse tax consequences to the relevant Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 9) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is New Zealand dollars shall be Auckland) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 8;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 7(e)(iii)); and

(vii) any premium and any other amounts which may be payable by the relevant Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 8.

7. Redemption and Purchase

(a) Redemption at maturity

Unless previously redeemed or purchased and in each case cancelled as specified below, each Note will be redeemed by the relevant Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the relevant Issuer in whole, but not in part, at any time (if the Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if the Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 14, the Noteholders (which notice shall be irrevocable), if the relevant Issuer satisfies the Trustee immediately before the giving of the notice referred to above that on the occasion of the next payment due under the Notes, the relevant Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the relevant Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the relevant Issuer shall deliver to the Trustee a certificate signed by two Directors of the relevant Issuer stating that the relevant Issuer is entitled to effect such redemption and setting forth a statement of the change or amendment (as referred to above) which has occurred (irrespective of whether such change or amendment is then effective) describing the facts leading thereto and accompanied by an opinion in a form satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that such change or amendment has occurred (irrespective of whether such change or amendment is then effective) and the relevant Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment. The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event they shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 7(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the relevant Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the relevant Issuer may, having given:

(i) not less than 30 nor more than 90 days' notice to the Noteholders in accordance with Condition 15; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Principal Paying Agent;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount equal to the Minimum Redemption Amount or the Maximum Redemption Amount. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion) in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the relevant Issuer to the Noteholders in accordance with Condition 14 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note giving to the relevant Issuer in accordance with Condition 14 not less than 15 nor more than 30 days' notice, the relevant Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in

which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 10, the Notes will be redeemed at their Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price; and

(B) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Notes become due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (1) in the case of a Zero Coupon Note other than a Zero Coupon Note payable in euro, on the basis of a 360-day year consisting of 12 months of 30 days each and (2) in the case of a Zero Coupon Note payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non-leap year divided by 365) or (in either case) on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The relevant Issuer or any Subsidiary (as defined in the Trust Deed) of the relevant Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the relevant Issuer surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased and cancelled pursuant to paragraph

(h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Principal Paying Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 14.

8. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the relevant Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the relevant Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment in the United Kingdom; or

(iii) presented for payment to, or to a third party on behalf of, a holder who would not be liable to such withholding or deduction if such holder had made a declaration of non-residence or similar claim for exemption to any authority of or in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive; or

(v) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union; or

(vi) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Principal Paying

Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14.

9. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 8) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(b) or any Talon which would be void pursuant to Condition 6(b).

10. Events of Default

(a) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in paragraphs (ii), (iii), (v), (vi) and (vii) below in relation to the relevant Issuer and (iii) to (vii) below (inclusive) in relation to a Material Subsidiary, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders) give notice to the relevant Issuer that the Notes are, and they shall accordingly thereupon become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events shall occur and be continuing:

(i) if default is made by the relevant Issuer for a period of 14 days or more in the payment of any principal or interest due in respect of the Notes or any of them; or

(ii) if default is made by the relevant Issuer in the performance or observance of any material obligation, condition or provision binding upon it under the Notes or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where such default is, in the opinion of the Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Trustee may permit) after written notice thereof has been given by the Trustee to the relevant Issuer requiring the same to be remedied; or

(iii) (1) any indebtedness for moneys borrowed (as defined below) of the relevant Issuer or any Material Subsidiary or (2) any present or future guarantee for, or indemnity in respect of, any indebtedness for moneys borrowed of any person given by the relevant Issuer or any Material Subsidiary where the relevant indebtedness for moneys borrowed when aggregated with all other indebtedness for moneys borrowed in respect of which one or more other events referred to in this paragraph (iii) shall have occurred exceeds whichever is the greater of £30,000,000 (or the equivalent in other currencies as determined by the Trustee) and two per cent. of the Adjusted Capital and Reserves:

(i) is not paid or repaid or honoured when due or within any applicable grace period; or

(ii) is declared to be or becomes enforceable, redeemable or repayable prior to the due date for payment thereof as a result of any actual default by the relevant Issuer or any Material Subsidiary, as the case may be, or as a result of an event of default (howsoever described) in relation thereto, unless such default or event of default is waived or remedied (to the satisfaction of the Trustee) within thirty business days,

except, in any such case, where there is a bona fide dispute as to payment; or

(iv) if an order is made or a resolution is passed for the winding up of, or an administration order is made in relation to, the relevant Issuer or any Material Subsidiary (save, in the case of a Material Subsidiary, (i) with the prior consent of the Trustee or the prior sanction of an

Extraordinary Resolution for the purposes of or in connection with an amalgamation or reconstruction, or (ii) a voluntary solvent winding-up where surplus assets are available for distribution); or

(v) if an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the undertaking, property and assets of the relevant Issuer or any Material Subsidiary or if a distress, execution or other process is levied or enforced upon or sued out against the whole or any substantial part of the assets of the relevant Issuer or any Material Subsidiary and, in the case of any of the foregoing events, is not discharged within 60 days or such longer period as the Trustee may allow; or

(vi) if the relevant Issuer or any Material Subsidiary is unable to pay its debts within the meaning of Section 123(2) of the Insolvency Act 1986; or

(vii) if the relevant Issuer or any Material Subsidiary shall cease to carry on the whole or substantially the whole of its business, save in any case for the purposes of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement (a) not involving or arising out of the insolvency of the relevant Issuer or a Material Subsidiary and under which all or substantially all of its assets are transferred to the relevant Issuer or a Material Subsidiary or one or more of the relevant Issuer's other Subsidiaries or to a transferee or transferees which is or are, or immediately upon such transfer become(s), a Material Subsidiary or Material Subsidiaries provided that this exception (a) shall not apply where the transferor company is the relevant Issuer unless assets comprising the major part by value of the assets owned by the relevant transferor company immediately prior to such transfer are transferred to a single transferee company and contemporaneously with such transfer where the transferor company is the relevant Issuer (y) such transferee company assumes (to the satisfaction of the Trustee) all the obligations of the transferor company as principal debtor in respect of the Notes and (z) such transferor company unconditionally and irrevocably guarantees (to the satisfaction of the Trustee) the payment of all amounts payable by such transferee company as the new principal debtor or (b) under which all or substantially all of its assets are transferred to a third party or parties (whether associates or not) for full consideration on an arm's length basis or (c) the terms of which have previously been approved by the Trustee in writing or by an Extraordinary Resolution of the Noteholders provided that in no event shall the relevant Issuer or any Material Subsidiary be deemed to have ceased to carry on the whole or substantially the whole of its business solely by reason of any forced divestiture imposed by any government or regulatory body or by reason of the loss of the Appointment or the Licence.

(b) For the purposes of this Condition:

"Accounts" means, to the extent an Issuer has Subsidiary Undertakings, a consolidation of the annual statutory accounts of the relevant Issuer (except that, in the case of UUW, such accounts shall be unconsolidated for such time as UUW has no Subsidiary Undertakings) and (in each case) its Subsidiary Undertakings as prepared by the relevant Issuer, and audited and reported upon by the Auditors in accordance with the historical cost convention method as modified, if applicable, by the revaluation of land and buildings and otherwise in accordance with United Kingdom generally accepted accounting practices and principles;

"Adjusted Capital and Reserves" means at any time a sum equal to the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the relevant Issuer; and

(ii) the amounts standing to the credit of the capital and revenue reserves of the relevant Issuer and its Subsidiary Undertakings (including any share premium account and capital redemption reserve) after adding thereto any balance standing to the credit of the profit and loss account;

all based on the consolidated balance sheet of the relevant Issuer (except in the case of UUW, a non-consolidated balance sheet for such time as UUW has no Subsidiary Undertakings) and its Subsidiary Undertakings as contained in the then latest Accounts but after:

(i) excluding all sums set aside for taxation (whether in respect of deferred taxation or otherwise);

(ii) making such adjustments as may be appropriate in respect of any variation in the amount of such share capital or such reserves subsequent to the relevant balance sheet date and so that for this purpose share capital allotted shall be deemed to have been issued and if any issue or proposed issue of shares by the relevant Issuer for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional in all respects);

(iii) making such adjustments as may be appropriate in respect of any distributions declared, recommended or made by the relevant Issuer or any of its Subsidiary Undertakings out of profits earned up to and including the date of such balance sheet to the extent that such distribution is not provided for in such balance sheet;

(iv) making such adjustments as may be appropriate in respect of any variation in the interests of the relevant Issuer in its Subsidiary Undertakings (including, but without limiting the generality of the foregoing, any acquisition of a new Subsidiary Undertaking or disposal of an interest which causes an undertaking to cease to be a Subsidiary Undertaking) since the date of such balance sheet;

(v) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any company is to become or cease to be a Subsidiary Undertaking of the relevant Issuer, making all such adjustments as would be appropriate if such transaction had been carried into effect;

(vi) excluding all minority interests and other third party interests in Subsidiary Undertakings of the relevant Issuer;

(vii) deducting any balance to the debit of the profit and loss account;

(viii) deducting all amounts (if any) attributable to goodwill or any other intangible assets;

(ix) excluding such part of the interests of the relevant Issuer or any of its Subsidiary Undertakings in an associated company (as defined in the Trust Deed), not being a Subsidiary Undertaking of the relevant Issuer, as is attributable to any post-acquisition undistributed profits and reserves, but including such interests at original cost or, if lower, book value;

(x) deducting (if not otherwise excluded) such amount as the Auditors shall consider appropriate in respect of any deferred taxation liabilities on the net amount by which the fixed assets of the relevant Issuer and its Subsidiary Undertakings shall have been written up as a result of any revaluation, and for this purpose a transfer of any assets by the relevant Issuer to any of its Subsidiary Undertakings, or by any of its Subsidiary Undertakings to the relevant Issuer or another of its Subsidiary Undertakings, for a consideration in excess of the book value thereof shall be deemed to be a writing up of the book value of such asset as a result of a revaluation;

(xi) deducting therefrom all amounts attributable (whether by way of share or loan capital or otherwise) to the interests of the relevant Issuer and its Subsidiary Undertakings (other than Excluded Subsidiaries) in Excluded Subsidiaries; and

(xii) making such other adjustments (if any) as the Auditors may consider appropriate;

and so that no amount shall be included or excluded more than once in the same calculation;

The Trust Deed provides that, if there is a material change in generally accepted United Kingdom accounting practices or principles as adopted and applied in the Accounts, the relevant Issuer will, at the request of the Trustee, after consultation with the relevant Issuer, restate the Accounts in

accordance with generally accepted United Kingdom accounting practices and/or principles applied in respect of the Accounts for the year ended 31 March, 1998, and procure the Auditors to audit the said accounts, and the Adjusted Capital and Reserves shall be calculated accordingly.

The certificate of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall, in the absence of manifest error, be conclusive and binding on all parties.

"Appointment" means the Instrument of Appointment dated 24 August, 1989 under Sections 11 and 14 of the Water Act 1989 (as varied from time to time) appointing United Utilities Water PLC as a water undertaker and sewerage undertaker;

"Auditors" means the auditors for the time being of the relevant Issuer or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the Trust Deed, such other firm of chartered accountants as the Trustee may in writing nominate or approve for the purpose;

"Excluded Subsidiary" means any Subsidiary of the relevant Issuer (i) which is a single purpose company whose principal assets and business are constituted by the ownership, acquisition, development and/or operation of an asset, (ii) none of whose liabilities in respect of the financing of such ownership, acquisition, development and/or operation of an asset is subject to any recourse whatsoever to any member of the Group other than an Excluded Subsidiary, and (iii) which has been designated as such by the relevant Issuer by written notice to the Trustee; provided that the relevant Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary;

"Group" means the relevant Issuer and its Subsidiaries and "member of the Group" shall be construed accordingly;

"indebtedness for moneys borrowed" means any present or future indebtedness (being principal, premium or interest) for or in respect of (a) all moneys borrowed, (b) liabilities under or in respect of any acceptance or acceptance credit and (c) all notes, bonds, debentures, debenture stock, loan stock or other securities offered, issued or distributed whether by way of public offer, private placing, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash which is not for the time being owned by the relevant Issuer or any of its Subsidiary Undertakings and which does not amount to Project Finance Indebtedness;

"Licence" means either the distribution licence granted to the relevant Issuer under Section 6(1)(c) of the Electricity Act 1989 as amended by Section 30 of the Utilities Act 2000 or the licence of the relevant Issuer having effect (in accordance with a scheme made by the Secretary of State for Trade and Industry under Section 13(2)(a) of Schedule 7 of the Utilities Act 2000 which took effect on 1 October 2001) as if it were a distribution licence granted under Section 6(1)(c) of the Electricity Act 1989 as amended by Section 30 of the Utilities Act 2000, as appropriate;

"Material Subsidiary" means any Subsidiary of the relevant Issuer (not being an Excluded Subsidiary) (i) whose gross revenues earned from outside the Group or whose gross assets (in each case consolidated in respect of a Subsidiary which itself has Subsidiaries, and in each case attributable to the relevant Issuer all as shown in the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary represent 20 per cent. or more of the consolidated gross revenues or, as the case may be, consolidated gross assets (in each case attributable to the shareholders of its ultimate parent) of the relevant Issuer and in each case their respective Subsidiary Undertakings (other than Excluded Subsidiaries) all as shown in the latest Accounts; or (ii) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall immediately become a Material Subsidiary under this sub-paragraph (ii) but shall cease to be a Material Subsidiary upon publication of its next audited accounts unless it would then be a Material Subsidiary under (i) above. A report by the Auditors (whether or not addressed to the Trustee) that in their opinion a Subsidiary is or is not or was

or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

"Project Finance Indebtedness" means any indebtedness for moneys borrowed to finance the ownership, acquisition, development and/or operation of an asset (whether or not an asset of a member of the Group):

(a) which is incurred by an Excluded Subsidiary; or

(b) in respect of which the person or persons to whom any such indebtedness for moneys borrowed is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

  (i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset; and/or

  (ii) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness for moneys borrowed in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness for moneys borrowed, provided that (1) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (2) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness for moneys borrowed, to commence proceedings for the winding up or dissolution of the borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of the borrower or any of its assets (save for the assets the subject of such encumbrance); and/or

  (iii) recourse to such borrower generally, or directly or indirectly to a member of the Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation by the person against whom such recourse is available (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition);

"Subsidiary" means a subsidiary within the meaning of Section 736 of the Companies Act 1985; and

"Subsidiary Undertaking" has the meaning ascribed thereto in Section 258 of the Companies Act 1985 (but, in relation to each Issuer shall exclude any Subsidiary Undertaking whose accounts are not included in the then latest Accounts, or (in the case of a Subsidiary Undertaking which has first become a Subsidiary Undertaking of a member of the Group since the date as at which such Accounts were prepared) would not have been so included or consolidated if it had become so on or before that date).

11. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The relevant Issuer is entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) there will at all times be a Principal Paying Agent;

(ii) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority;

(iii) there will at all times be a Paying Agent with a specified office in a city approved by the Trustee in continental Europe; and

(iv) the relevant Issuer undertakes that it will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the relevant Issuer and, in certain circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of trust with, any Noteholders, Receiptholders or Couponholders.

13. Exchange of Talons

On and after the Fixed Interest Date or the Interest Payment Date, as appropriate, on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9.

14. Notices

All notices regarding the Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the Financial Times in London. The relevant Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee may approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

15. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the relevant Issuer or the Trustee and shall be convened by the relevant Issuer at the request of Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts, the Coupons or the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate or amount of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(i) any modification of any of the provisions of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed which is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders; or

(ii) any modification of the provisions of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of any of these Terms and Conditions or any of the provisions of the Trust Deed or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, but without limitation, any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the relevant Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except, in the case of the relevant Issuer to the extent provided for in Condition 8 and/or any undertaking given in addition to, or in substitution for, Condition 8 pursuant to the Trust Deed.

Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

16. Indemnification of the Trustee and its Contracting with the relevant Issuer

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the relevant Issuer and to act as trustee for the holders of any other securities issued by, or relating to, the relevant Issuer; (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

17. Further Issues

The relevant Issuer is at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of Notes of other Series in certain circumstances where the Trustee so decides.

18. Substitution

The Trustee may agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to the substitution at any time or times:

(i) of any Subsidiary of United Utilities PLC in place of United Utilities PLC as principal debtor, subject to the irrevocable and unconditional guarantee of United Utilities PLC; or

(ii) of any Subsidiary of UUE in place of UUE as principal debtor, subject to the irrevocable and unconditional guarantee of UUE; or

(iii) of any Subsidiary of UUW in place of UUW as principal debtor, subject to the irrevocable and unconditional guarantee of UUW.

Any such substitution shall also be subject to the relevant provisions of the Trust Deed, including a provision to the effect that the Trustee shall have received confirmation in writing from each rating agency which, at the request of the relevant Issuer, shall have assigned a credit rating to the Notes that such substitution by itself and the circumstances pertaining to the substitution will not result in a downgrading of the then current credit rating assigned to the Notes by such rating agency.

19. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

20. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the relevant Issuer for its general corporate purposes.

DESCRIPTION OF THE ISSUERS

UNITED UTILITIES WATER PLC

United Utilities Water PLC ("UUW") was incorporated for an unlimited duration in England and Wales on 1 April, 1989 with registered number 2366678 and is a wholly owned subsidiary of United Utilities PLC ("UU") via its immediate parent company, United Utilities North West PLC ("United Utilities North West"). UUW is a company limited by shares and operates under the Companies Act 1985.

Board of Directors

The directors of UUW and their functions within UUW are as follows:

Name	Function
Charlie Cornish	Managing Director, United Utilities North West
John Barnes	Director
Martin Beesley	Finance Director
Gary Dixon	Director
Clive Elphick	Director
Tim Weller	Director
Phillida Entwistle	Non-Executive Director
Deborah Morton	Non-Executive Director

None of the directors of UUW performs activities outside the Group which are significant with respect to the Group.

There is no existing or potential conflict of interest between the directors' duties to UUW and/or their private interests or other duties.

The business address of each of the directors is UUW's registered office which is Dawson House, Great Sankey, Warrington WA5 3LW.

Description of the United Utilities Water PLC business

UUW derives virtually all its income from licensed regulated monopoly activities. It owns, operates and manages the Group's licensed wastewater and water network assets in North West England, comprising primarily:-

Assets involved in wastewater, collection, treatment and disposal operations

- 40,325 kilometres ("km") of sewers;
- 1,739 pumping stations;
- 371 storage tanks;
- 3,076 combined sewer overflows;
- 583 wastewater treatment works; and
- 34 sludge treatment facilities.

Assets involved in water supply operations, treatment and distribution

- 184 raw water impounding reservoirs;
- 1,444km of raw water acqueducts;
- 113 water treatment works;
- 1,443km of treated water trunk mains;
- 455 service reservoirs and water towers;
- 626 pumping stations; and
- 39,919km of trunk and distribution mains.

UUW has around £41 billion (at current replacement value) of assets to serve its 3.1 million domestic and business customers in north west England. It would be uneconomic for competitors to replicate the network assets owned by UUW with the inevitable consequence that UUW is an asset owning monopoly and as such is subject to price regulation.

UUW removes and treats wastewater from, and treats and distributes around 2.2 billion litres of water a day to, nearly 3.1 million homes and businesses.

At the time of water and wastewater privatisation in 1989, the infrastructure inherited by UUW was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations.

In order to extract the synergy benefits of managing three utility networks comprising wastewater, water and electricity distribution in the same geographical region, running largely under the same streets and serving the same customer premises, UUW's operations have been combined with those of United Utilities Electricity PLC ("UUE") under a common management structure, United Utilities North West, ("UUNW").

Capital Investment Programmes

UUW prepares for approval by its regulators an asset management programme ("AMP") covering a five year period which seeks to achieve the higher standards required by EU directives as implemented by the UK government. The four programmes since privatisation required or are estimated to require capital investments of:

AMP 1	5 years to 31 March 1995	£1.8 billion
AMP 2	5 years to 31 March 2000	£2.5 billion
AMP 3	5 years to 31 March 2005	£3.0 billion
AMP 4	5 years to 31 March 2010	£2.9 billion

UUW's price regulator takes account of these investment programmes when setting price limits as described under "Price Control" below. The Water Services Regulation Authority's ('Ofwat") primary duties include a requirement that regulated water and sewage companies are able to finance their functions.

Capital investment in the financial year ending 31 March 2006 was £440.6 million (2005: £706.9 million, 2004: £864.2 million) with 58.6 per cent relating to the water network, and 41.4 per cent to quality and efficiency.

Key outputs from the capital investment programme during the financial year ended 31 March 2006 included the refurbishment of a further 800km of old water mains and the replacement of some 833 lead communication pipes. 43 unsatisfactory intermittent discharges ("UIDs") were addressed to effect environmental improvement. Water meters were installed in around 30,032 domestic properties under the free meter option scheme, whereby customers can have a meter fitted free of charge and are given an opportunity to switch to metered billing.

The capital investment partnership framework approach is now embedded into the business with UUW taking a leading role in programme management, increasing its internal resources in engineering and design and placing a greater emphasis on performance management through the alignment of financial targets with partners and benchmarking out-turn results. A range of integrated work teams have been set up to help reduce project management costs, with responsibility for delivering projects from conception through to commissioning. A new project and investment management system to support delivery of the capital programmes is now up and running and benefits have also been realised through relocation of activities, shared systems and greater collaboration through the supply chain. These changes should help the Group deliver the capital efficiencies required by Ofwat.

Wastewater collection, treatment and disposal operations

In accordance with its licence, UUW is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which UUW must treat. In some cases, separate sewers are provided for foul water and surface water, so that uncontaminated surface water may be piped directly to a watercourse.

UUW's wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes.

Currently, around three quarters of the end product is recycled to agricultural land as a soil conditioner or used in land reclamation, and one quarter is incinerated or disposed to landfill. However, due to the government designating over 55 per cent of England as nitrate vulnerable zones (that is, zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land), the amount of end product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium term, while the amount of end product that is incinerated is expected to increase.

Water supply operations, treatment and distribution

UUW obtains water from various sources including reservoirs, rivers and aquifers. The majority of its reservoirs are in the uplands of the Lake District and the Pennine Hills, areas with a higher than average rainfall. Conversely, the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population served by UUW, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by UUW flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchments, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon absorption for certain waters. UUW monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In 2005, the business continued to improve quality, with the Drinking Water Inspectorate reporting that UUW achieved 99.94 per cent mean zonal compliance in the calendar year to December 2005 compared to 99.92 per cent the previous year.

Treated water is delivered to the end customer through a network of large diameter trunk mains to smaller, trunk mains, service reservoirs and water towers, and distribution mains.

Economic regulation of wastewater and water

Licence

The UK government awarded Instruments of Appointment ('licences') for the provision of wastewater services and water supply in 1989. These licences continue in force for an indefinite period, subject to potential termination rights as set out below. UUW holds the licence for an area of north west England which comprises 3.1 million homes and businesses.

The Water Industry Act 1991 (the 'Act'), as amended by the Water Act 2003 (the 'WA 2003'), provides for the appointment (by way of licensing) of water and sewerage undertakers. With effect from 1 April 2006, economic regulation pursuant to these licences is the responsibility of the Water Services Regulation Authority (previously the Director General of Water Services). The authority continues to be known as 'Ofwat'. Ofwat also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The changes introduced by WA 2003 have now been fully implemented. The WA 2003 is intended to promote greater water conservation and planning for the future by water companies, revise the framework for water abstraction and impounding, and help to build a more transparent regulatory environment.

The WA 2003 also aims to extend opportunities for competition in the water industry in England and Wales, by introducing a new framework for the licensing of water supply. From 1 December 2005, water supply licensees have been able to provide both retail supply (i.e. the supply by a licensee of water purchased from a water undertaker's supply system to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company's existing network for retail by the licensee to an eligible customer), to non-household users with an annual consumption of not less than 50 megalitres per year. A water

undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal.

As at 28 November 2006, eleven such licenses have been granted. Ofwat has produced guidance for water supply licensing and published a Customer Transfer Protocol to facilitate the transfer of customers to a new licensee. In line with the new water supply licensing regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) was also reduced from 100 to 50 megalitres. To date there have been no inset appointments granted which affect UUW's area. UUW had already developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the WA 2003 and UUW welcomes the new competitive developments in this field.

The establishment of Ofwat as a regulatory board to be known as the Water Services Regulation Authority from 1 April 2006 brings the water industry into line with other regulated industries whose regulators have adopted a similar board structure. Appointments to Ofwat will be made by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The previous Director General of Water Services, Philip Fletcher, has now been appointed chairman of Ofwat. The chairman will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. On 9 October 2006, Regina Finn was appointed as Chief Executive of Ofwat.

A new independent Consumer Council for Water (the 'council') has replaced WaterVoice (previously Ofwat's National Customer Council) and the regional Customer Service Committees. The council came into being on 1 October 2005, accompanied by nine regional committees for England and one for Wales.

Ofwat must comply with the statutory duties set out in the Act. It may receive guidance from the UK government in areas such as social and environmental policy and its views on his approach to price setting, and in the performance of its statutory functions. However, Ofwat is not subject to direction about what those judgements should be and is independent of government ministers. Ofwat must exercise and perform its powers and duties in the manner that he considers is best calculated to:

- protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services;
- secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;
- secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and
- secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which Ofwat enforces, along with licensees' principal duties under the Act. Licence conditions can be modified by Ofwat, either with the water undertaker's agreement or following reference to the Competition Commission for a decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

Whilst the licence is for an indefinite period, it may be terminated on 25 years' notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by the water regulator).

The WA 2003 has also introduced financial penalties for breach of licence conditions and other key duties to bring the industry into line with other regulated industries. From 1 April 2005, companies may face a fine of up to ten per cent of turnover for breaching licence conditions, standards of performance or other obligations. 'Turnover' is derived from the regulated activities for the preceding regulatory year (in effect,

the latest set of regulated accounts), as more specifically set out in the Water Industry (Determination of Turnover for Penalties) Order 2005. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. These penalties can be appealed, on procedural grounds only, to the High Court. The new legislation also requires water companies to disclose any links between directors' pay and company performance.

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where Ofwat is satisfied that a licensee is in breach of the conditions of its licence, it has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the 'injured' party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee's principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, Ofwat may, with the Secretary of State's consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

Ring fence

UUW's licence contains similar restrictions to those contained in UUE's electricity distribution licence (see below). These restrictions include:

- non-discrimination;
- restrictions on the payment of dividends – any dividends can only be made in accordance with a written dividend policy of the directors of UUW which has been accepted by Ofwat as not impairing its ability to finance its business;
- prohibition on cross subsidies between UUW and associated companies;
- restrictions on lending funds to an associated company – all transactions with associated companies must be on an arm's length basis. The consent of Ofwat is required before lending funds to an associated company. Any such transaction must undergo a process of market testing or involve the associated company being paid prices no greater than the cost incurred in providing goods and services plus a reasonable rate of return on any capital employed; and
- ringfencing of financial and management resources of the licensed business.

Price control

Ofwat regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. Ofwat conducts a periodic review and sets price caps every five years and recently confirmed that the next price review would again set price limits for five years.

This price cap is set by reference to inflation as measured by the retail price index in the UK ("RPI") plus an adjustment factor known as 'K', which is specific to each company and which can vary for each year of the review period. The size of a company's K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, and its operational and environmental obligations, together with the scope for it to improve its efficiency.

Unlike 'rate of return' economic regulation, such as exists in many states of the United States, 'price cap' regulation in the UK is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review.

The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the recent price review, Ofwat set the following K factors; being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

- 2005/06 5.0 per cent
- 2006/07 6.4 per cent
- 2007/08 4.4 per cent
- 2008/09 3.5 per cent
- 2009/10 3.0 per cent

This equates to a real (before or excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and Ofwat. This process, known as 'logging up and down', allows prices to be adjusted up or down at the next periodic review to compensate (companies or customers) for the unexpected change. In addition, where the change exceeds the specified materiality thresholds the company can request, and Ofwat can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K ('IDoK').

All water and sewerage companies' licences now include a 'shipwreck' or 'substantial effect' clause, which allows companies' price limits to be revised when events beyond their control have a significant effect on their costs or revenues. With effect from the last price review, this clause was included in UUW's licence, allowing appropriate adjustment for unforeseen events both adverse and favourable.

Environmental regulation of wastewater and water

The wastewater and water industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on UUW with regard to, among other factors, the quality of treated water supplied and of wastewater treatment. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed into UK law by primary and secondary legislation such as the Water Supply (Water Quality) Regulations 2000, the Water Industry Act 1991, the Water Resources Act 1991 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

- the Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including the licensing of water abstraction. The Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;
- the Drinking Water Inspectorate, which enforces drinking water quality standards; and
- Natural England (formed in October 2006, bringing together English Nature and parts of the Rural Development Service and the Countryside Agency), which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, Natural England is seeking improvements to approximately 50 per cent of the sites within United Utilities' ownership.

UUW expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

- Amendments to the Water Resources Act 1991 by the Water Act 2003, which makes new water abstraction licences time-limited and unused licences more easily able to be revoked or varied without compensation, and creating a new statutory right of civil action where water abstraction causes loss or damage. Water undertakers will have a duty to promote water conservation when carrying out their

functions, and must publish drought plans and water resource plans. The government will also be able to require publication of flood plans showing the effect of a reservoir dam failure;

- The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:
  - establish comprehensive river basin management plans, with a first set of plans in place by 2009 followed by further sets of plans on a six-year cycle;
  - implement the actions in the first set of river basin management plans by December 2015 at the latest;
  - implement measures necessary to prevent deterioration in the ecological status of water bodies; and
  - achieve 'good' water status by 2027 at the latest.

The Directive is likely to impact upon sewerage undertakers by requiring further improvements in discharges from wastewater networks and treatment works; and

- The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (ten micrograms per litre (10ug/l) from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems. To minimise lead concentrations at customers' taps, UUW installed additional phosphate dosing and pH control assets in the AMP3 period April 2000 to 31 March 2005. Over the same period, the company replaced 48,000 lead communication pipes with the agreement of the Drinking Water Inspectorate (quality regulator), and a further 113,000 were replaced as part of the routine maintenance programme. Despite these steps, UUW may not achieve the final lead standard (of 10ug/l) in a number of water supply zones unless some additional lead communication pipes are replaced. The company has agreed with the Drinking Water Inspectorate to replace 40,000 of its lead communication pipes in the period 1 April 2005 to 31 March 2010 (known as 'AMP4') and expects to replace up to 109,000 as part of its routine maintenance programme.

- The AMP4 Consumer Acceptability programme aims to improve the aesthetic quality of water for consumers, for example due to discolouration or taste and odour. This programme was subject to a Regulatory Impact Assessment conducted by the Department for the Environment, Food and Rural Affairs. In order to improve the acceptability of water to its consumers and to reduce the risk of future discoloured water events, UUW has agreed a ten-year programme with the Drinking Water Inspectorate to clean and refurbish up to 602.2 km of its Large Diameter Trunk Mains and up to 4,689 km of smaller diameter mains, which have been subject to many years of iron and manganese deposition and corrosion.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. UUW continues to make progress towards achieving this for wastewater treatment works serving areas with a population equivalent of more than 2,000.

The European Union Urban Wastewater Treatment Directive also requires measures to be taken to limit pollution from storm-water overflows. The Group is currently in dialogue with the regulators in relation to the scope of works required in order to meet this obligation and related regulatory requirements.

There are ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate, and to review correctly, sensitive and less sensitive areas. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of this legal action, it could lead to the designation of some of the Irish Sea as a sensitive area. This,

in turn, could lead to requirements being placed upon UUW to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

There are, in addition, other ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive, but these do not directly concern UUW's appointed area.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or absence of various bacteria. A revised Bathing Water Directive entered into force in March 2006, introducing more stringent microbiological standards. UUW's programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England continues.

There are proposals progressing at the European level which, if finally adopted, will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While UUW's preferred route of disposal for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

Complaints of odour from wastewater treatment works could be actionable as statutory nuisance under the Environmental Protection Act 1990. Ofwat's final determination of December 2004 allowed UUW expenditure of £29 million to deal with odour, of which £11 million relates to activity at three of its treatment works. A voluntary code of practice on such odour problems was published by the Secretary of State on 19 April 2006.

A test case decision of the High Court in January 2006 that certain of UUW's wastewater treatment plant operations should, in addition, be regulated under the Pollution Prevention and Control Requirements, may, depending upon the outcome of an appeal, result in increased costs of compliance with environmental legislation in relation to such operations.

As part of the five-year periodic review of prices, Ofwat takes into consideration the capital investment programme which UUW needs to achieve in order to comply with environmental legislation. See the previous section 'Economic regulation of wastewater and water'.

UNITED UTILITIES ELECTRICITY PLC

United Utilities Electricity PLC ("UUE") was registered in England and Wales on 1 April, 1989 with registered number 2366949 and acquired by United Utilities PLC in November 1995.

Board of Directors

The directors of UUE and their functions within UUE are as follows:

Name	Function
Charlie Cornish	Managing Director, United Utilities North West
Martin Beesley	Finance Director
Michael Boxall	Director
Eoin Cooke	Director
Gary Dixon	Director
Tim Weller	Director

None of the directors of UUE performs activities outside the Group which are significant with respect to the Group.

There is no existing or potential conflict of interest between the directors' duties to UUE and/or their private interests or other duties.

The business address of each of the directors is UUE's registered office which is Dawson House, Great Sankey, Warrington WA5 3LW.

Description of the United Utilities Electricity PLC business

United Utilities Electricity PLC ("UUE") is a wholly-owned subsidiary of UU via its immediate parent company, United Utilities North West. It derives virtually all its income from licensed regulated monopoly activities. UUE owns the distribution network which carries electricity from the National Grid along power lines to consumers' premises on behalf of the electricity supply companies who are UUE's customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges, which a company may impose in any year, is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of UUE also depends on efficiency, achieved by reducing and controlling costs, and providing high standards of service.

UUE owns, operates and manages the Group's licensed electricity network comprising primarily:–

Assets involved in distribution of electricity

- 13,525 kilometres (km) of overhead lines;
- 42,930 km of underground cables; and
- 18,100 ground mounted sub-stations and 16,730 pole mounted transformers.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2006, sustaining UUE's high level of performance in managing the network to maintain constant supplies for consumers. All the overall standards of performance set by the Gas and Electricity Markets Authority (the 'electricity regulator') were achieved.

Under the regulatory interruptions incentive scheme, UUE has been set network performance targets for the number and duration of customer supply interruptions. The average number of interruptions per 100

consumers per annum was 49.8, out-performing the regulatory target for the year of 57.2. The average number of minutes for which consumers were without supply was 47.5, beating the regulatory target for the year of 59.8 minutes.

UUE distributes approximately 25,500 gigawatt hours of electricity annually to 2.3 million customer premises. UUE does not generate or trade electricity.

Following acceptance of the electricity regulator's final proposals in respect of the 2004 price review, UUE plans to deliver a capital investment programme of around £640 million between 1 April 2005 and 31 March 2010. Capital investment in the last financial year was £141.6 million, 29.0 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 59.4 per cent was non-load related (for example, replacing assets due to statutory obligations or the replacement of faulty or ageing equipment) and 1.6 per cent was non-operational (such as information technology).

As described under the business description for UUW (see above), the management and operations of UUW and UUE are managed together under a single management team in United Utilities North West.

Economic regulation of electricity distribution

Electricity regulation

The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the 'Electricity Act'), the Utilities Act 2000 (the 'Utilities Act') and the Energy Act 2004 (the 'Energy Act') by the Gas and Electricity Markets Authority (GEMA). GEMA governs and acts through the Office of Gas and Electricity Markets ('Ofgem'). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of GEMA. GEMA also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

GEMA is led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003 for a period of five years.

GEMA must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so, GEMA may receive guidance from the UK government in areas such as social and environmental policy. In carrying out its statutory duties, GEMA is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of GEMA may only be removed from the post for incapacity or misbehaviour.

The primary duty of GEMA is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, the electricity regulator is required to have regard to:

- the need to secure that all reasonable demands for electricity are met; and
- the need to secure that licence holders are able to finance their activities.

Licence

The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. UUE holds an electricity distribution licence that authorises it to distribute electricity anywhere in Great Britain. Under that licence, UUE distributes electricity across its distribution system covering an area in north west England comprising 2.3 million consumer premises.

UUE's electricity licence contains similar restrictions to those contained in UUW's water licence (see above). These restrictions include:

- non-discrimination;
- restrictions on the payment of dividends - the board of directors must provide a certificate of compliance before declaring dividends affirming that they are satisfied that it is in compliance with relevant licence obligations including that it has sufficient resources and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future;
- prohibition on cross subsidies between the electricity distribution business and associated companies;
- restrictions on lending funds to an associated company – the consent of GEMA is required before lending funds to an associated company that are not on an arm's length basis;
- ringfencing of financial and management resources of the licensed business; and
- restriction on the disposal of any asset forming part of the distribution system.

Licence conditions can be modified by the electricity regulator either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for a decision on public interest grounds. Whilst the licence is for an indefinite period, it can be terminated on 25 years' notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by GEMA. Breach of a licence condition can attract fines of up to ten per cent of the licensed company's turnover. Ofgem has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Any such penalty can be appealed, on procedural grounds only, to the High Court.

In practice, many regulatory issues arising between licensees and GEMA are settled without the need to resort to formal proceedings. However, where GEMA is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the courts and the electricity regulator may revoke the licence.

The Energy Act 2004 introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector (see above). GEMA or the Secretary of State can appoint a special administrator to take over the management and operation of the company to secure its financial recovery in the event of actual or threatened insolvency of the licensee.

GEMA consulted during 2005 on proposed modifications to all distribution licences designed to preclude discrimination by distribution network operators in the provision of 'point of connection' information to connections providers. Distribution licenses were subsequently amended in November 2005.

Price control

Unlike 'rate of return' economic regulation, such as exists in many states of the United States, 'price cap' regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies. An incentive scheme was introduced by GEMA in April 2002 which provided greater focus on three specific service areas: number of interruptions to customers' supplies; length of those interruptions; and quality of the telephone response to customers. GEMA consulted on its approach to the incentive scheme as part of the price control review; including the form of the scheme, targets and associated costs. It was agreed that the distribution network operators' performance in those areas would continue to be incentivised . Under the scheme UUE is subject to annual rewards and penalties depending upon its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at 3.0 per cent of annual revenues.

GEMA regulates electricity distribution charges by capping the average increase in charges which a company can impose in any year. GEMA conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as 'X' which is specific to each company and which can vary for each year of the review period. The size of a company's X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, UUE was allowed a real (excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter.

GEMA has been consulting on the structure of electricity distribution charges since 2000. As a result of this consultation there has been one significant amendment made to all distribution licences, including UUE's. From 1 April 2005, distribution network operators have been obliged to produce and implement charging methodologies (for both connection to and use of their distribution systems) as a result of the collective modification of the standard licence condition relating to the distribution use of system charges. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated, including cost reflectivity and facilitating competition, and must be approved by GEMA. UUE's methodology statement was initially approved by GEMA subject to clarification required on proposed extra high voltage (EHV) charges and reactive power charges. These clarifications have since been provided and the statement has been approved by GEMA.

GEMA consulted on the future governance of commercial contractual arrangements that were previously governed by the Distribution Use of System Agreements and replaced the bilateral agreements with a single multilateral contract, the Distribution Connection Use of System Agreement (DCUSA) to improve transparency.

UUE is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, GEMA can impose fines on companies which fail to achieve the guaranteed standards or are in breach of other licence obligations.

Environmental regulation of electricity distribution

All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of Sites of Special Scientific Interest when they formulate proposals for development. UUE may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in UUE's operating area, and with the backing of Ofgem, the company has undertaken work to assess the cost of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million allowed by Ofgem for such work over the period 2005-10.

UUE, in common with all other UK electricity companies, owns and operates pressure-assisted high voltage cables. These operate at voltages of 33,000V and 132,000V. These cables are either filled with nitrogen gas or an insulating liquid. UUE operates both types, having 620km of the latter type of cable. Cables of the latter type are pressurised with a light 'oil' type fluid. In the main the fluid is biodegradable, although some older cables are pressured with a variety of fluids that are not. The potential for loss into the environment of the fluid, due to leaks or third party damage, is recognised nationally by all electricity companies and the Environment Agency (EA). In order to mitigate the effects of any losses, UUE is party to a national code of practice agreement with the EA. In the last five years, the company has worked to minimise losses into the environment and has reduced annual loss to around 25kl from a high of 48kl in 2000 – 2001. As part of the monitoring system, UUE has developed and implemented a new software-based management system to identify and categorise leakage allowing rapid deployment of resources to protect the environment.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was "no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukaemia, cancers of the nervous system, or any childhood cancer". International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the UK, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB was the UK body with statutory responsibility for advising on EMFs until April 2005 when it was subsumed into the Health Protection Agency (HPA), which has taken on its radiation protection functions.

In March 2001, the NRPB published a review of the state of the science and concluded "for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukaemia or other malignant disease". However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukaemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukaemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted. Most recently, a report published by the Childhood Cancer Research Group (CCRG) strengthened the evidence that childhood leukaemia rates are slightly higher near power lines, but leaves the question of what causes this more confused than before, stating that: "There is no accepted biological mechanism to explain the epidemiological results; indeed, the relationship may be due to chance."

The independent Advisory Group on Non-ionising Radiation (AGNIR), which reports to the Board of the HPA, has issued several reports relating to EMFs, considering their possible link with an increased risk of cancer, including childhood leukaemia. AGNIR consider there to be insufficient newly published research that would, at present, justify the development of any update to the 2001 NRPB report.

UUE, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with HPA guidance. The ENA is the trade association for electricity companies in the UK. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. UUE believes that present evidence does not justify any change in the electricity industry's operating practices, or the everyday utilisation of electricity by its customers, but UUE keeps this under review and looks to the Health Protection Agency and UK government for advice on the issue.

UNITED UTILITIES PLC

United Utilities PLC ("UU") was incorporated in England and Wales on 1 April, 1989 with registered number 2366616. UU is a company limited by shares and operates under the Companies Act 1985.

In November 1995, the company acquired UUE (then known as NORWEB plc), the distributor of electricity in the North West of England, and at that time supplier of electricity and gas in the United Kingdom, to form a multi-utility Group. In August 2000, UU sold the electricity and gas supply business, and, as a result, no longer has any significant exposure to the competitive generation and energy supply market.

Board of Directors

The directors of UU and their functions within the Group are as follows:

Name	Function
Sir Richard Evans	Non-Executive Chairman
Philip Green	Chief Executive Officer
Charlie Cornish	Managing Director, United Utilities North West
Tom Drury	Managing Director, Vertex
Gordon Waters	Managing Director, United Utilities Contract Solutions
Tim Weller	Chief Financial Officer
Sir Peter Middleton	Non-Executive Director; Deputy Chairman and Senior Independent Non-Executive Director
Norman Broadhurst	Non-Executive Director, Chairman of the Audit Committee
Paul Heiden	Non-Executive Director
David Jones	Non-Executive Director, Chairman of the Remuneration Committee
Andrew Pinder	Non-Executive Director
Nick Salmon	Non-Executive Director

None of the directors of UU performs activities outside the Group which are significant with respect to the Group.

There is no existing or potential conflict of interest between the directors' duties to UU and/or their private interests or other duties.

The business address of each of the directors is UU's registered office which is Dawson House, Great Sankey, Warrington WA5 3LW.

Description of the United Utilities PLC business

With a market capitalisation of approximately £6.2bn (as at 30 September 2006), the shares of United Utilities PLC ("UU") are listed on the London Stock Exchange and the New York Stock Exchange (in the form of ADSs).

The Group

UU is the holding company that owns the regulated monopoly companies, UUW and UUE. These businesses provide wastewater and water services and electricity distribution services, respectively, to a population of some seven million people in the north west of England. UU's infrastructure management business, United Utilities Contract Solutions, applies the Group's infrastructure management expertise to competitive markets and is now the leading utility outsourcing business in the United Kingdom. Vertex is one of the United Kingdom's largest providers of business process outsourcing, managing, and often transforming, the processes which support a client's business.

United Utilities' strategy is to:

- out-perform its regulatory contracts (effective 1 April 2005) pursuant to which the Group operates the wastewater, water and electricity distribution networks; and
- grow its two support services businesses, United Utilities Contract Solutions and Vertex, by applying its core skills of infrastructure management and business process management in the provision of these services to others. Through the expansion of these support services businesses, both organically and through acquisition, the businesses now operate in overseas markets including central and eastern Europe, the Philippines, United States of America, Canada and Australia;

The UU Group reports its results through three business segments:

- United Utilities North West *(formerly described as licensed multi-utility operations)* – comprise the regulated monopoly activities of UUW (wastewater and water) and UUE (electricity distribution). These companies own the respective infrastructure network assets representing around 83 per cent of the Group's assets at 31 March 2006. The businesses are capital intensive and are subject to both economic and environmental regulation. In the financial year ending 31 March, 2006, these businesses generated 85 per cent of the Group's total operating profit from continuing operations before amortisation of certain intangible assets and restructuring costs, of which approximately three quarters was derived from wastewater and water and approximately one quarter from electricity distribution ;
- United Utilities Contract Solutions *(formerly included within infrastructure management)* – United Utilities Contract Solutions applies core utility skills of the licensed multi-utility businesses through outsourcing contracts and is involved in the operation or management of assets representing around 35 per cent of the UK water industry's asset base. The business also owns the Group's interest in other utility assets. These activities employ only a limited amount of capital, representing 6 per cent of the Group's assets at 31 March 2006;
- Vertex *(formerly described as business process outsourcing)* – Vertex is now a leading provider of business process outsourcing and technology services. It seeks to exploit the Group's business process management skills by providing a service to manage its clients' customers in accordance with its contract. These activities employ only a limited amount of capital, representing 2.8 per cent of the Group's assets at 31 March 2006;

On 26 February 2006, the company disposed of its telecommunications business, Your Communications, to THUS Group plc.

United Utilities North West

United Utilities North West ("UUNW") carries out the Group's licensed multi-utility operations and aims to create value through the efficient management of UUW's and UUE's assets. The key objectives continue to be to deliver the Group's regulatory contracts, to align its resources efficiently within the common geography of its licensed networks in north west England and to continue to improve service for customers. The business pursues strategies aimed at maximising the benefits of its multi-utility status and integrating its systems and procedures to generate efficiencies across its operations and provide a seamless service for customers.

Within UUNW, three business streams have been created for water, wastewater and electricity, to ensure end-to-end accountability and balanced decision making on operating and capital expenditure. In addition, the customer business stream manages the relationship with the Group's regulated customer base, including billing and cash collection.

United Utilities Contract Solutions

United Utilities Contract Solutions ("UUCS") has three distinct market-facing businesses:

- Utility Solutions – develops and operates contracts in the UK applying the Group's core infrastructure management skills;
- International – responsible for applying the Group's core infrastructure management skills in selected overseas markets; and
- Industrial and Commercial Solutions – provides services to the public sector and commercial market, including multi-utility connections, metering services, water and liquid waste treatment services and facilities management.

Utility Solutions

Utility Solutions develops and operates contracts in the UK utility market, serving over 12 million people in the UK. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income while limiting overall financial exposure.

In April 2005, UUCS started a five-year contract to deliver Southern Water's capital investment programme as part of a consortium. In June 2005, UUCS acquired a 15 per cent stake in a consortium that purchased the north of England gas distribution network from National Grid Transco. UUCS secured a £1.1 billion eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium.

2005/06 was the first year of a new operations maintenance contract awarded by Dwr Cymru Welsh Water for a term up to 15 years, following a four-year contract which ended on 31 March 2005. Under the contract, UUCS provides water and wastewater services in north Wales, and water services in south Wales. UUCS also provides shared services throughout Wales, including education and conservation activities and transport.

During 2005/6, UUCS continued to play a leading role in the delivery of part of Scottish Water's four-year £1.8 billion capital investment programme as part of a joint venture company called Scottish Water Solutions Limited ("SWS"), the funding for which will be provided by Scottish Water to improve its services to 2.2 million homes and businesses across Scotland.

In June 2006, SWS was awarded a further contract with Scottish Water, worth around £760 million, to help manage and deliver a substantial part of Scottish Water's 2006-10 capital investment programme. As a partner in SWS, UUCS will be involved in the design, build and management of a range of projects to upgrade Scottish Water's treatment works, water mains and sewer network infrastructure. SWS will work closely with Scottish Water to optimise capacity and resource planning and benefit from the sharing of best practice.

Prior to the approval of bids for new contracts, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they are mitigated to the appropriate extent, dependent upon expected returns and the expected degree of control over the risks.

International

The International business develops and operates contracts in selected overseas utility markets and services over 7.4 million people outside the UK. In Australia, the business focus is on maintaining the current portfolio of contracts and securing long-term investment returns and operational sources of income while managing the overall exposure arising from the contracts. Elsewhere, the overseas business focus will be on pursing long-term operations and maintenance opportunities, primarily in the Gulf regions, with other existing international investments being managed alongside any existing UK investments.

The business continued to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia and Bulgaria.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts

where it is the operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity.

Industrial and Commercial Solutions

Industrial and Commercial Solutions is comprised of four distinct businesses:

- Connections – the Connections business provides multi-utility connections, to connect domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure;
- Metering – the metering business provides installation and maintenance services for electricity, water and gas meters;
- Industrial – this business is a provider of specialist water and liquid waste services to industrial customers in the UK. In many instances, liquid waste is treated on site, under contract to the customer, in a dedicated facility which is constructed and owned by the business. The business also owns two sites for the receipt and treatment of tankered liquid waste from customers. The Industrial business currently treats approximately 11 million tonnes of wastewater a year; and
- Facilities Management and Energy Services – the Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management.

Vertex

Vertex commenced trading in the UK in 1996. It is now a leading provider of business process outsourcing and technology services. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors.

In May 2005, Vertex entered the UK and Canadian financial services' sectors through the acquisition of Marlborough Stirling plc, a provider of outsourcing and technology services. Subsequently Vertex extended its presence in this sector through the acquisition of 1st Software Group Limited in March 2006.

Vertex also has a presence in the North America utility sector, which it entered through the securing of contracts with Hydro-One in March 2002, and NiSource in June 2005.

Capital expenditure in the year ended 31 March 2006 was £205.0 million (2005: £42.0 million).

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by the mentioned Issuers and are, or may be, material or, (ii) contain a provision under which the Issuer or another member of the Group has an obligation or entitlement which is material to the relevant Issuer's ability to meet its obligations to security holders in respect securities to be issued under the Programme:

(a) United Utilities PLC, United Utilities Electricity PLC and North West Water Finance PLC (which was subsequently replaced by United Utilities Water PLC) established an unlisted Euro Commercial Paper Programme ("ECPP") in March 1998. The aggregate principal amount of the notes outstanding at any one time under ECPP may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Under the ECPP the notes may only mature after seven but not more than 365 days (364 days for Sterling denominated notes) from issue. The programme amount may be increased from time to time. As at 30 September, 2006 a total of US$537,989,230 of notes were outstanding under the ECPP.

(b) In August 1995 United Utilities Electricity PLC issued £200,000,000 8.875 per cent. listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1 or integral multiples thereof and were constituted under a trust deed dated 3 August, 1995 between United Utilities Electricity PLC and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity PLC issued a further tranche of bonds of the same series on 6 July, 2001 and a further tranche on 20 December, 2001. On 15 February, 2002, United Utilities Electricity PLC issued a further tranche of the same series to form a single series with an aggregate outstanding amount of £450,000,000.

(c) On 25 March, 1998 United Utilities issued US$500,000,000 6.45 per cent notes due 1 April, 2008 under an indenture dated 25 March, 1998. On 28 July, 1998 United Utilities PLC issued US$400,000,000 6.875 per cent. notes due 15 August 2028 under an indenture dated 28 July, 1998. All of these notes are US Securities and Exchange Commission ("SEC") F-1 registered Yankee bonds. In April 2001 United Utilities filed an F-3 shelf registration with the SEC enabling United Utilities PLC to issue up to US$2,000,000,000 of debt securities under an indenture dated 17 June, 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas (the "US Programme"). On 19 June, 2003 United Utilities PLC issued US$250,000,000 4.55 per cent. notes due 19 June, 2018 and on 16 January, 2004 issued US$350,000,000 5.375 per cent. notes due 1 February 2019 under the US Programme. As at 1 October, 2005, a total of US$1,500,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

TAXATION

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuers' understanding of current law and practice in the United Kingdom relating to certain aspects of United Kingdom taxation. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuers) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Withholding tax:

Payments of interest on the Notes may be made without deduction of or withholding on account of United Kingdom income tax provided that the Notes continue to be listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "Act") (the London Stock Exchange for example is such a recognised exchange. Under HM Revenue & Customs ("HMRC") established practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List of the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange). Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner of the Notes is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HMRC has not given a direction (in circumstances where it has reasonable grounds to believe that the exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Payments of interest on amounts of principal which are expressed and intended to be outstanding for less than twelve months may also in all circumstances be made without withholding or deduction for or on account of United Kingdom income tax.

In all other cases, an amount must generally be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary to make payments free of or at a reduced rate of withholding by HMRC under an applicable double taxation treaty.

Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted under an appropriate provision in an applicable double taxation treaty.

Noteholders who are individuals may wish to note that HMRC has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. HMRC also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are deeply discounted securities for the purpose of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receives such amounts for the benefit of an individual although HMRC published practice indicates that HMRC will not exercise its power to require this information where such amounts are paid on or before 5 April 2007. Such information may, in certain circumstances, be exchanged by HMRC with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

Tax by direct assessment

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a United Kingdom source received without deduction or withholding on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable (and where that Noteholder is a company, or a partnership any member of which is a company, unless that Noteholder carries on a trade in the United Kingdom through a permanent establishment in connection with which the interest is received or to which the Notes are attributable). There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

United Kingdom Corporation Tax Payers

In general, Noteholders which are within the charge to UK corporation tax will be charged to tax as income on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

Other United Kingdom Tax Payers

Taxation of Chargeable Gains

Individual holders of Notes may be subject to United Kingdom taxation of chargeable gains on a disposal or redemption of Notes if they are resident or ordinarily resident in the United Kingdom or if they carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable. For individual holders, the exemption from United Kingdom taxation on capital gains for "qualifying corporate bonds" under Section 115 of the Taxation of Chargeable Gains Act 1992 may, however, apply to the Notes if they, *inter alia*, represent and have at all times represented a "normal commercial loan" for the purposes of that exemption, are denominated in Sterling and in respect of which no provision is made for conversion into, or redemption in, a currency other than Sterling. Any Notes constituting "deeply discounted securities" (as mentioned below) will be treated as "qualifying corporate bonds". Where Notes are "qualifying corporate bonds", no chargeable gain and (normally) no allowable loss will arise on a disposal of such Notes.

Accrued Income Scheme

The provisions of the accrued income scheme (the "Scheme") may apply to individuals transferring Notes which bear interest, or to individuals to whom such Notes are transferred. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to deem the transferee to obtain an equivalent credit to set off against the deemed or actual interest he subsequently receives. However, where a Note constitutes a variable rate security for the purposes of the Scheme, the amount of accrued income deemed to be received by a holder of such a Note upon transfer will be such amount as HMRC decides is just and reasonable and the transferee will not be entitled to any credit under the Scheme to set against any actual or deemed interest that he receives or is deemed to receive. Broadly, a Note will not constitute a variable rate security for these purposes if, throughout the period to redemption, it carries interest at a fixed rate, at a rate fixed by reference to a standard published base rate or at a rate fixed by reference to a published index of prices.

Persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not generally be subject to the provisions of these rules.

Taxation of discount and premium

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the accrued discount will not be made subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. Such Notes may, however, constitute "deeply discounted securities" for the purpose of Chapter 8 of Part 4 of the Income

Tax (Trading and Other Income) Act 2005 depending on the level of the discount. Where Notes constitute "deeply discounted securities", any gain realised on redemption or transfer of the Notes by a Noteholder who is within the charge to United Kingdom income tax in respect of the Notes will generally be taxable as income but such Noteholder will not be able to claim relief from income tax in respect of costs incurred on the acquisition, transfer or redemption, or losses incurred on the transfer or redemption, of the Notes. Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, the provisions described above in relation to withholding tax and tax by direct assessment will apply. If the premium does not constitute a payment of interest then such notes may in any event constitute "deeply discounted securities" (as mentioned above).

SUBSCRIPTION AND SALE

The Dealers have in a programme agreement dated 23 November 2006 (as supplemented and amended from time to time) (the "Programme Agreement"), agreed with the Issuers a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

Selling Restrictions

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In connection with any Notes which are offered or sold outside the United States in reliance on an exemption from the registration requirements of the Securities Act provided under Regulation S.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the relevant Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that

Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the relevant Issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Germany

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of 13 December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan

or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the relevant Issuer nor any of the other Dealers shall have any responsibility therefor.

None of the relevant Issuers, the Trustee nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of the Notes by the relevant Issuer have been duly authorised by:

(i) a resolution of the Board of Directors of United Utilities PLC, dated 26 May, 1998 and by a resolution of the Financing Committee of United Utilities PLC, dated 5 October, 1998;

(ii) a resolution of the Board of Directors of United Utilities Electricity PLC, dated 24 June, 1998 and by a resolution of the Financing Committee of United Utilities Electricity PLC, dated 5 October, 1998; and

(iii) a resolution of the Board of Directors of North West Water Finance PLC, dated 5 October, 1998.

United Utilities Water PLC was duly authorised to join the Programme in place of North West Water Finance PLC and to issue Notes hereunder by a resolution of the Board of Directors of United Utilities Water PLC dated 13 September, 2001.

This update of the Programme was duly authorised by:

(i) a resolution of the Treasury Committee of United Utilities PLC dated 17 November 2006;

(ii) a resolution of the Treasury Committee of United Utilities Electricity PLC, dated 17 November 2006; and

(iii) a resolution of the Treasury Committee of United Utilities Water PLC, dated 17 November 2006.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. The listing of the Programme in respect of Notes is expected to be granted on or around 23 November 2006.

Documents Available

For the period of 12 months following the date of this Offering Circular, copies of the following documents will, when published, be available from the registered office of each Issuer and from the specified office of the Paying Agent for the time being in London:

(i) the Memorandum and Articles of Association of each of the Issuers;

(ii) the consolidated statutory annual audited financial statements of United Utilities PLC and United Utilities Electricity PLC in respect of the financial years ended 31 March, 2005 and 31 March, 2006 and the statutory annual audited financial statements of United Utilities Water PLC in respect of the financial years ended 31 March, 2005 and 31 March, 2006, in each case together with the audit reports prepared in connection therewith;

(iii) the most recently published audited annual financial statements of each of the Issuers and the most recently published unaudited interim financial statements (if any) of each of the Issuers in each case together with any audit or review reports prepared in connection therewith;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of Notes admitted to trading on the Gilt Edged and Fixed Interest Market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the relevant Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of each of the Issuers and the Group since 31 March, 2006 and there has been no material adverse change in the financial position or prospects of each of the Issuers since 31 March, 2006.

Litigation

NOSS Consortium ('NOSS'), of which North West Water International Limited ('NWWIL'), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ('BMA') to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators' failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation but, presently no hearings are scheduled.

Save as described above, United Utilities PLC is not aware of any material litigation to which it or any of its subsidiaries (together, the "Group") is a party, or of which any of their property is the subject, or any such proceedings known to be contemplated by any third party or governmental authority. The Group is engaged

in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers' compensation claims. The Group does not believe that such litigation, either individually or in the aggregate, is material. United Utilities PLC maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with IFRS.

Save as described above, none of the Issuers is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which any of the Issuers are aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of each of the Issuers.

Auditors

The auditors of the Issuer are Deloitte & Touche LLP, chartered accountants, who have audited the financial statements of the Issuers in accordance with United Kingdom auditing standards issued by the Auditing Practices Board for each of the years ended 31 March, 2005 and 31 March, 2006 and issued an unqualified report thereon. The auditors of the Issuers have no material interest in the Issuers.

The Trust Deed provides that the Trustee may rely on any certificate or report (whether or not addressed to the Trustee) of the Auditors or any other person called for by or provided to the Trustee for the purposes of the Trust Deed notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of the Auditors or such other person in respect thereof.

Financial Information

The Financial Statements for United Utilities PLC and United Utilities Electricity PLC for the year ended 31 March, 2006 were audited in accordance with IFRS. The Financial Statements for United Utilities PLC and United Utilities Electricity PLC for the year ended 31 March 2005 were audited in accordance with UK GAAP.

The Financial Statements for United Utilities Water PLC for each of the years ended 31 March, 2005 and 31 March, 2006 were audited in accordance with UK GAAP.

Contracts (Rights of Third Parties) Act 1999

The Contracts (Rights of Third Parties) Act 1999 (the "Act") was enacted on 11 November 1999 and provides, *inter alia*, that persons who are not parties to a contract governed by the laws of England and Wales may be given enforceable rights under such contract. Unless specifically provided in the applicable Final Terms to the contrary, this Programme expressly excludes the application of the Act to any issue of Notes under the Programme.

Post-issuance information

The Issuers do not intend to provide any post-issuance information in relation to any issues of Notes.

Dealers transacting with the Issuer

Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services to, the Issuers and their affiliates in the ordinary course of business.

ISSUERS

United Utilities PLC	United Utilities Electricity PLC	United Utilities Water PLC
Dawson House Great Sankey Warrington WA5 3LW	Dawson House Great Sankey Warrington WA5 3LW	Dawson House Great Sankey Warrington WA5 3LW

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

PRINCIPAL PAYING AGENT

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

PAYING AGENT

Citigroup Global Markets Deutschland AG & Co.
KGaA German Agency and Trust Department
Reuterweg 16
60323 Frankfurt am Main
Germany

LEGAL ADVISERS

To the Issuers

Slaughter and May
One Bunhill Row
London EC1Y 8YY

To the Dealers and the Trustee

Allen & Overy LLP
One Bishops Square
London E1 6AO

AUDITORS
to the Issuers

Deloitte & Touche LLP
201 Deansgate
Manchester M60 2AT

ARRANGER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Bayerische Hypo- und Vereinsbank AG
Arabellastrasse 12
81925 Munich
Germany

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Dresdner Bank AG London Branch
PO Box 52715
30, Gresham Street
London EC2P 2XY

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

AUTHORISED ADVISER

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

20 June 2007

United Utilities PLC

Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP

Dear Sirs,

United Utilities PLC, a company organised under the laws of England and Wales (the "**Seller**"), proposes, subject to the terms and conditions stated herein, to sell ordinary shares of 25 pence each ("**Shares**") of THUS Group plc, a company organised under the laws of Scotland (the "**Company**"), through **Citigroup Global Markets UK Equity Limited** and **HSBC Bank plc** (together the "**Managers**"). An aggregate of **41,427,986** Shares (the "**Securities**") will be sold hereunder. The Seller understands that the Securities will be offered and sold outside the United States pursuant to Regulation S and in the United States to investors reasonably believed to be qualified institutional buyers, as defined in Rule 144A of the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and subject to the rules and regulations of the Financial Services Authority, the UK Listing Authority and the London Stock Exchange in relation to such trades, subject, however, to the additional matters set out below.

Seller's Representations and Warranties

1. The Seller represents and warrants to, and agrees with, the Managers, as of the date hereof and as of the Closing Date (as defined in Section 3 below), that:

(a) *Corporate power and authority.* It has full power under its memorandum and articles of association and applicable law, and all authorisations, approvals, consents and licences required by it have been obtained and are in full force and effect, to permit it to enter into and perform this Agreement; and this Agreement has been duly authorised, executed and delivered by it and is a valid and binding agreement of it enforceable in accordance with its terms;

(b) *No conflicts, etc.* The sale and delivery of the Securities and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transaction herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets;

(c) *Title to the Securities.* No person has any conflicting right, contingent or otherwise, to purchase or to be offered any of the Securities; the Seller has valid title to, and the legal right and the power to sell and transfer full beneficial and legal interest in, the Securities, and transfer of the Securities to purchasers procured by the Managers or to the Managers (as the case may be) will pass good and valid legal and beneficial title to such Securities, fully paid and free and clear of all security interests, liens, encumbrances, equities or other claims together with all rights and advantages now and hereafter attaching to such Securities; the Securities rank *pari passu* with and are of the same class as the other Shares;

(d) *No stamp taxes.* Except for U.K. stamp duty or stamp duty reserve tax that will be payable upon transfer of the Securities, no VAT or stamp or other issuance or transfer taxes or duties are payable in connection with the sale and delivery of the Securities in the manner contemplated hereunder;

(e) *No manipulation.* None of the Seller, any of its affiliates or any person acting on its or their behalf has or will make bids or purchases for the purpose of creating actual or apparent active trading in, or of raising the price of, any Shares or any right to purchase Shares or securities convertible into or exchangeable or exercisable for Shares that is designed to or that has constituted, or that might reasonably be expected to cause or result in, manipulation of the price of any security of the Company;

(f) *No inside information, insider dealing and market abuse.* The Seller is not aware of any information (including without limitation any information regarding any material adverse change or prospective material adverse change in the condition of, or any actual, pending or threatened litigation, arbitration or similar proceeding involving, the Company) that is not described in the Company's most recent annual report or subsequent public information releases (collectively, the **"Publicly Available Information"**) that is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and its subsidiaries and is not in possession of any inside information within the meaning of the Criminal Justice Act 1993 (the "**CJA**") or the Financial Services and Markets Act 2000, as amended ("**FSMA**"); and so far as the Seller is aware the sale of the Securities will not constitute a violation by it of the CJA, FSMA, the regulations of the Financial Services Authority or any other applicable law or regulations prohibiting "market abuse" or "insider dealing" in securities applicable to a sale of securities in the United Kingdom;

(g) *No directed selling efforts.* None of the Seller, any of its affiliates or any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, as defined in Regulation S, or any general solicitation or general advertising with respect to the Securities as defined in Regulation D.

Sale and Purchase

2. The Managers agree, subject to the terms and conditions set forth in this Agreement, to use reasonable efforts to procure purchasers for the Securities by way of an accelerated bookbuilding to take place on the date hereof at or above **175.6p** per Security (the "**Backstopped Price**").



The Managers shall notify the Seller (the "**Purchase Price Notice**") by no later than Thursday, 21 June 2007 if the Managers have been able to procure purchasers for all the Securities at a price per Security that is greater than the Backstopped Price (the "**Purchase Price**").

If no Purchase Price Notice is provided, the Backstopped Price will be the Purchase Price.

To the extent that the Managers have not been able to procure purchasers for all the Securities at the Backstopped Price on the Closing Date, the Managers shall themselves purchase at the Backstopped Price such of the Securities for which purchasers have not been procured.

The Seller agrees to sell the Securities to purchasers procured by the Managers or the Managers (as the case may be) at the Purchase Price.

The Seller hereby irrevocably and unconditionally appoints the Managers as its agent for the purpose of the transactions contemplated herein, including procuring buyers for the Securities and the Managers hereby accept such appointment.

The Seller confirms that the above appointment confers on the Managers all powers, authorities and discretions on the Seller's behalf which are necessary for, or incidental to, the transactions contemplated herein (including, without limitation, the power to rescind any agreement with a buyer that defaults in making payment for any Securities and the power to appoint sub-agents or to delegate the exercise of its powers, authorities or discretions to such persons as the Managers see fit, provided that such sub-agents or delegates shall be affiliates of the Managers). The Seller agrees to ratify and confirm unconditionally anything which the Managers shall lawfully have done or do on their behalf in the reasonable exercise of such appointment, powers, authorities and discretions.

Each Manager undertakes to the Seller that it will not make an offer of the Securities in any circumstances which would require the issue, registration or filing by or on behalf of the Seller or the Company of a prospectus or similar document with any person and that it will conduct its activities in connection with this Agreement so as to maintain an orderly market in the Securities.

The Seller agrees to pay the Managers a fee per Security sold above the Backstopped Price determined in accordance with Schedule I hereto (the "**Fee**").

All amounts payable under this Agreement shall be exclusive of any amounts in respect of VAT and the relevant payer shall, in addition to its other obligations hereunder, pay to the relevant supplier an amount equal to any VAT properly chargeable in respect of any supply for which the payment in question was consideration for VAT purposes upon provision of a valid VAT invoice.

Settlement

3. Unless otherwise agreed by the parties, completion of the sale and purchase of the Securities will take place on T+3 business days, where T is no later than Thursday 21 June 2007 (the "**Closing Date**"), by credit through the facilities of CREST of the Securities to an account or accounts designated by the Managers against payment by or on behalf of the Managers (for themselves or on behalf of the purchasers procured by the Managers (as the case may be)) of such amount which equals the Purchase Price multiplied by the number of

Securities *less* the Fee multiplied by the number of Securities. Such payment shall be made in pounds sterling in immediately available funds for same-day value.

All title of the Seller to the Securities shall pass to the purchasers procured by the Managers or the Managers (as the case may be) immediately following the payment referred to above. The Securities will be transferred with full title guarantee, fully paid and free from all liens, charges, claims, equitable interests, encumbrances and any other interests or rights of any third party whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, paid or made after the date hereof. The Managers shall not be required to place or procure that there are placed on deposit any sums received by it or any of its agents by way of purchase monies for any of the Securities and no such monies shall be treated as client money subject to any regulations made under or pursuant to any provisions of FSMA.

Seller's Undertakings

4. The Seller undertakes and agrees with the Managers that:

(a) *Prompt Payment.* It will promptly pay or transfer to the Managers or to the order of the Managers on behalf of the purchasers of the Securities (as the case may be) upon receipt, any dividend or distribution declared or other rights declared or distributed by the Company in respect of the Securities for which a record date occurs on or after the date hereof;

(b) *Further Assurances.* It undertakes to execute all such documents and do all such acts and things as the Managers may reasonably require in order to give effect to the terms of this Agreement;

(c) *Notice.* It will notify the Managers forthwith if on or prior to the Closing Date it comes to the Seller's knowledge that any of the representations, warranties, undertakings or agreements set out in Section 1 above ceases to be materially true and accurate or becomes misleading in any material respect or that there has been any material breach of any of such representations, warranties, undertakings or agreements; and

(d) *Compliance.* It will comply with all applicable laws and regulations in connection with the transactions contemplated by this Agreement and in performing its obligations under this Agreement.

Expenses

5. Except as may otherwise be provided in this Agreement, each party shall bear its own fees, disbursements, costs and expenses incident to the performance of its obligations hereunder. In particular, the purchasers procured by the Managers or (in circumstances where the Managers have themselves acquired Securities pursuant to Section 2) the Managers shall be responsible for any U.K. stamp duty or stamp duty reserve tax that is payable upon the sale of the Securities pursuant to this Agreement and any penalties or interest payable in connection with any such stamp duty or stamp duty reserve tax.

The agreements of the Seller in this Section 5 shall survive termination of this Agreement.

14/6/07

Closing Conditions

6. The obligations of the Managers hereunder shall be subject to the following conditions:

(a) *Representations and Warranties.* All representations and warranties and other statements herein by the Seller are, at and as of the Closing Date, true and correct in all material respects; and

(b) *No Adverse Change.* Prior to the Closing Date, there shall not have occurred any change in the financial condition or in the business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Company's Publicly Available Information that, in the sole judgment of the Managers (acting reasonably), is material and adverse and that makes it, in the sole judgment of the Managers (acting reasonably), impracticable to conduct the placement of the Securities in the manner contemplated herein.

The Managers in their sole discretion may waive any of the foregoing conditions. If any condition to the Managers' obligations has not been satisfied prior to delivery of, and payment for, the Securities on the Closing Date, the Managers may elect, in their sole discretion, to terminate this Agreement. Sections 5, 7, 10, 11 and 12 shall survive any such termination.

Indemnity

7. (a) *Indemnity.* The Seller will indemnify and hold harmless the Managers against any losses, claims, damages or liabilities to which the Managers may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) relate to or arise out of any breach or alleged breach of the representations and warranties or undertakings of the Seller in this Agreement or the Managers' participation in the transaction contemplated by this Agreement, other than any losses, claims, damages or liabilities that result from the Managers' bad faith or gross negligence. Notwithstanding the foregoing, the Managers shall not be entitled to an indemnity under this section in respect of (i) any liability to tax charged on receipt of the Fee payable by the Seller under this Agreement or otherwise any tax charged on any income, profits or gains of the Managers; or (ii) any amounts in respect of VAT to the extent that the Managers acting reasonably determine that it is recoverable by it or any company that is a member of the same group of companies as either of the Managers; or (iii) any stamp duties, taxes, penalties or interest referred to in Section 5.

(b) *Scope.* The obligations of the Seller under this Section 7 shall be in addition to any liability that the Seller may otherwise have and shall extend, upon the same terms and conditions, to the directors, officers, employees of either of the Managers and of their affiliates.

The obligations of the Seller set forth in this section 7 shall survive termination of this Agreement.

No Disclosure

8. Prior to the Closing Date, except as may be required by applicable law or regulation, the transactions contemplated by this Agreement may not publicly be disclosed to any third party (other than to the Company, its professional advisers and the professional advisers to

the Managers and the Seller) or otherwise publicly referred to by the Seller or the Managers other than by way of an announcement in a form to be agreed by both parties to this agreement (both parties acting reasonably). The parties will consult in good faith in respect of any announcement that may be required from time to time in connection with this Agreement and the sale of the Securities.

Survival of Representations

9. The indemnities, agreements, representations, warranties and other statements of the Seller, as set forth in this Agreement or made by or on behalf of it, shall remain in full force and effect and shall survive delivery of and payment for the Securities.

Notices

10. All statements, requests, notices and agreements hereunder shall be in writing, and shall be delivered or sent by email or facsimile transmission, if to the Managers to Citigroup Global Markets Limited, Attention: Alex Watkins, Email: alex.watkins@citi.com and to HSBC Bank plc, Attention: Nick Donald, Email: nick.donald@hsbcib.com ; and, if to the Seller, to United Utilities PLC, Attention: Phil Aspin, Email: Phil.Aspin@uuplc.co.uk. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Successors, Assigns, Etc.

11. A person who is not a party to this Agreement, except with respect to Section 7 (Indemnity) hereof, has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any form of this Agreement. This Agreement may be rescinded, varied or amended in any way and at any time by the parties to this Agreement without the consent of the persons contemplated by Section 7 hereof. Time shall be of the essence in this Agreement.

Governing Law

12. This Agreement shall be governed by and construed in accordance with English law, and the parties irrevocably submit to the courts of England, which shall have non-exclusive jurisdiction to hear and decide any suit, action, dispute or proceeding relating to this Agreement ("**Proceedings**"), and for this purpose each party irrevocably submits to the jurisdiction of the courts of England. Each party waives any objection it might at any time have to the English courts being nominated as the forum to hear and decide Proceedings and agrees not to claim that the English courts are not an appropriate or convenient forum.

Counterparts

13. This Agreement may be executed by any one or both of the parties hereto in any number of counterparts and via facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us an original counterpart hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement among the Seller and the Manager.

Very truly yours,

HSBC Bank plc

By: ____________________
Name:
Title:

Citigroup Global Markets UK Equity Limited

By: ____________________
Name:
Title:

Accepted as of the date hereof:

United Utilities PLC

By: [signature]
Name: Philip Aspin
Title: Deputy Treasurer

PA 14/6/01

Very truly yours,

HSBC Bank plc

By: ______________________
Name:
Title:

Citigroup Global Markets UK Equity Limited

By: ______________________
Name: ANDREW CHAPMAN
Title: MANAGING DIRECTOR

Accepted as of the date hereof:

United Utilities PLC

By: ______________________
Name:
Title:

Very truly yours,

HSBC Bank plc

By: [signature]
Name: NICK DONALD
Title: MANAGING DIRECTOR, EQUITY CAPITAL MARKETS

Citigroup Global Markets UK Equity Limited

By: ____________________
Name:
Title:

Accepted as of the date hereof:

United Utilities PLC

By: ____________________
Name:
Title:

SCHEDULE I

Fee

Purchase Price	***Fee***
175.6p	**NIL**
Above 175.6p up to and including 178p	**100% of all sale proceeds above 175.6p per Security to 178p per Security accrue to the Managers**
Above 178p	**50% of all sale proceeds above 178p per Security accrue to the Managers and the balance accrues to the Seller**

United Utilities Group Plc
12g3-2(b) Application Documents

10. The United Utilities Group Employee Share Plans

DRAFT (2): EAC 2.06.08

DATED 2008

UNITED UTILITIES GROUP PLC	**(1)**
UNITED UTILITIES PLC AND OTHERS	**(2)**
and	
EQUINITI SHARE PLAN TRUSTEES LIMITED	**(3)**

TRUST DEED
in the trusts of the United Utilities Group 2008
Share Incentive Plan

CONTENTS

2009 JUL 24 A 9:27

Appendix

THIS TRUST DEED is made on 2008 **BETWEEN:**

(1) **UNITED UTILITIES GROUP PLC** (No. 6559020) whose registered office is at Dawson House, Great Sankey, Warrington WA5 3LW ("**the Company**"); and

(2) **THE COMPANIES** details of which are set out in the schedule to this Deed ("**the Initial Participating Companies**"); and

(3) **EQUINITI SHARE PLAN TRUSTEES LIMITED** (No. 3925002) whose registered office is at 71 Lombard Street, London EC3P 3BS("**the Original Trustee**").

WHEREAS:

(A) By an ordinary resolution passed at the annual general meeting of the Company duly convened and held on 30 May 2008, the directors of the Company were authorised to establish the United Utilities Group 2008 Share Incentive Plan as a plan capable of approval by the HMRC under Schedule 2 to the ITEPA.

(B) The Initial Participating Companies are all the companies which are both subsidiaries (as defined in section 1159 Companies Act 2006) of the Company and under the Control of the Company and which, at the date of this deed, have employees whose earnings are general earnings to which section 15 of the ITEPA applies.

(C) The Company has resolved to adopt the rules set out in the appendix to this deed as the rules of the above recited share incentive plan and to declare the trusts herein contained in accordance with Schedule 2 to the ITEPA for the purposes of the said plan, the Original Participating Companies have agreed to join in this deed for the purposes hereinafter appearing and the Original Trustee, being resident in the United Kingdom, has agreed to act as trustee of such trusts.

NOW THIS DEED WITNESSES as follows:

1 <u>Definitions and interpretation</u>

1.1 Words and expressions defined in the Rules, a copy of which is set out in the appendix to this deed, have the same meaning in this deed.

1.2 In this deed:

"**Surplus Assets**" means assets forming part of the Trust Fund which are not Partnership Share Money, Plan Shares or Unawarded Shares; and

"**Unawarded Shares**" means Shares forming part of the Trust Fund which have not been awarded to Participants as Free or Matching Shares or acquired on behalf of Participants as Partnership Shares.

1.3 In this deed, unless the context otherwise requires:

(a) words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations;

(b) references to any statute or statutory provision shall include:

(i) any subordinate legislation made under it;

(ii) any provision superseding it or re-enacting it (whether with or without modification); and

(iii) any provision restated or re-enacted by it (whether with or without modification);

(c) references to clauses and schedules are to clauses of and schedules to this deed; and

(d) the descriptive headings to clauses are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of this deed.

2 Purpose of this deed and status of the Plan

2.1 The purpose of this deed is to establish a trust for the employee share ownership plan known as the United Utilities Group 2008 Share Incentive Plan which satisfies the requirements of Schedule 2 and constitutes an employees' share scheme (as defined in section 1166 Companies Act 2006).

2.2 The Plan consists of this deed, the Rules and the appendices to the Rules and copies of the Rules and the appendices to the Rules are set out in the appendix to this deed.

2.3 The Company, acting by resolution of its board of directors or of a duly constituted committee thereof, shall from time to time determine which of parts A to D of the Rules shall have effect.

2.4 Whenever the Company determines that an Award of Partnership Shares shall be made in accordance with part B of the Rules, it shall also determine whether there is to be an Accumulation Period of up to 12 months, which shall apply equally to all Qualifying Employees in that Award.

3 Declaration of trust

3.1 The Company and the Original Trustee have agreed that all the Shares and other assets which are issued to or transferred to the Original Trustee are to be held on the trusts declared by this deed and subject to the terms of the Rules.

3.2 When Shares or assets are issued or transferred to the Trustees by the Company or any other person or body of persons with the intention of being held as part of the Plan they shall be held upon the trusts and provisions of this deed and the Rules.

3.3 The Trustees shall during the Trust Period hold the Trust Fund upon the following trusts namely:

(a) as to Unawarded Shares, upon trust during the Trust Period to allocate the Unawarded Shares in accordance with the terms of this deed and the Rules;

(b) as to Plan Shares, upon trust for the benefit of the Participant to whom they have been awarded or on whose behalf they have been purchased on the terms and conditions set out in the Rules;

(c) as to Partnership Share Money, upon trust to purchase Shares for the benefit of the contributing Qualifying Employee in accordance with the Rules; and

(d) as to Surplus Assets, upon trust to use them to purchase further Shares to be held on the trusts declared in clause 3.3(a), at such time during the Trust Period and on such terms as the Trustees in their absolute discretion think fit.

3.4 All income (if any) arising from Unawarded Shares and Surplus Assets shall be accumulated during the Trust Period (or such lesser period as shall be allowed by the law governing the trusts hereof) by the Trustees and added to, and held upon the trusts applying to, Surplus Assets.

3.5 All income (if any) arising from Plan Shares and Partnership Share Money shall be dealt with in accordance with the Rules.

4 Covenant by the Company and the Participating Companies

4.1 The Company and each of the Participating Companies severally covenants with the Trustees that it shall pay to the Trustees all sums which it is required to pay under the Rules and shall at all times comply with the Rules.

5 Investment and dealing with trust assets

5.1 Save as otherwise provided for by the Plan, the Trustees shall not sell or otherwise dispose of Plan Shares (whether to a Participant or otherwise).

5.2 The Trustees shall (subject to any arrangements relating to PAYE obligations) obey any directions given by or on behalf of a Participant in accordance with the Rules in relation to his Plan Shares and any rights and income relating to those Shares. In the absence of any such direction, or provision by the Plan, the Trustees shall take no action in relation to Plan Shares.

5.3 The relevant Participating Company shall, as soon as practicable after deduction from salary payable by it, pass the Partnership Share Money to the Trustees who will place the money in an account with·

(a) a person falling within Section 991(2)(b) of the Income Tax Act 2007;

(b) a building society; or

(c) a firm falling within Section 991(2)(c) of the Income Tax Act 2007;

until it is either used to acquire Partnership Shares on the Acquisition Date, or, in accordance with the Plan, returned to the individual from whose salary the Partnership Share Money has been deducted.

5.4 The Trustees shall not be obliged to place Partnership Money on an interest bearing account but if any interest arises on any Partnership Money invested in accordance with clause 5.3 the Trustees shall pass such interest to the individual from whose salary the Partnership Share Money has been deducted.

5.5 The Trustees may either retain or sell Unawarded Shares at their absolute discretion. The proceeds of any sale of Unawarded Shares shall form part of Surplus Assets.

5.6 The Trustees shall have all the powers of investment of a beneficial owner in relation to Surplus Assets.

5.7 The Trustees shall not be under any liability to the Company or the Participating Companies or to current or former Qualifying Employees by reason of a failure to diversify investments which results from the retention of Plan Shares or Unawarded Shares or the application of Surplus Assets in the acquisition of Shares.

5.8 The Trustees may delegate powers, duties or discretions to any persons and on any terms provided that no delegation made under this clause 5.8 shall divest the Trustees of their responsibilities under this deed or under the Rules or Schedule 2.

5.9 The Trustees may allow any Shares to be registered in the name of an appointed nominee provided that such Shares shall be registered in a designated account. Such registration shall not divest the Trustees of their responsibilities under this deed or the Rules or Schedule 2.

5.10 The Trustees may at any time, and shall if the Company so directs, revoke any delegation made under clause 5.8 or require any assets held by another person to be returned to the Trustees or both.

6 Trustees' obligations under the Plan

Notice of award of Free Shares and Matching Shares

6.1 As soon as practicable after any Free Shares or Matching Shares have been awarded to a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those Shares;

(b) their Initial Market Value; and

(c) the Holding Period applicable to them.

Notice of award of Partnership Shares

6.2 As soon as practicable after any Partnership Shares have been acquired for a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those Shares;

(b) the amount of money applied by the Trustees in acquiring those shares on behalf of the Participant; and

(c) their Market Value at the Acquisition Date.

Notice of acquisition of Dividend Shares

6.3 As soon as practicable after any Dividend Shares have been acquired on behalf of a Participant, the Trustees shall give the Participant a notice stating:

(a) the number and description of those Shares;

(b) their Market Value on the Acquisition Date;

(c) the Holding Period applicable to them; and

(d) any amount not reinvested and carried forward for acquisition of further Dividend Shares.

Notice of any foreign tax deducted before dividend paid

6.4 Where any foreign cash dividend is received in respect of Plan Shares held on behalf of a Participant, the Trustees shall give the Participant notice of the amount of any foreign tax deducted from the dividend before it was paid.

Restrictions during the Holding Period

6.5 The Trustees shall not dispose of any Free Shares, Matching Shares or Dividend Shares (whether by transfer to the Participant or otherwise) during the Holding Period in relation to the relevant Shares except as allowed by the following paragraphs of Schedule 2:

(a) paragraph 37 (power of Trustees to accept general offers etc.);

(b) paragraph 77 (power of Trustees to raise funds to subscribe for rights issue);

(c) paragraph 79 (meeting PAYE obligations); and

(d) paragraph 90(5) (termination of plan: early removal of shares with Participants consent).

PAYE Liability etc.

6.6 The Trustees may dispose of a Participants Plan Shares (including, without limitation, a disposal to the Trustees of Shares for the purposes of the Plan), or accept a sum from the Participant, in order to meet any PAYE obligation imposed on the Trustees as a result of any of the Participants Plan Shares ceasing to be subject to the Plan (including, without limitation, an obligation under any of sections 510 to 514 of the ITEPA).

6.7 Where the Trustees receive a sum of money which constitutes a Capital Receipt in respect of which counts as employment income of a Participant, the Trustees shall pay to the employer company (as defined in section 510(7) of the ITEPA) a sum equal to that on which income tax is so payable.

6.8 The Trustees shall maintain such records as are necessary to enable them to carry out their PAYE obligations (including, without limitation, under sections 510 to 514 of the ITEPA) and the PAYE obligations of the employer company (as defined in section 510(7) of the ITEPA) so far as they relate to the Plan.

6.9 Where a Participant becomes liable to income tax under the ITEPA, Case V of Schedule D, or Schedule F by reason of any event in relation to the Plan or his Plan Shares, the Trustees shall inform the Participant of any facts which are relevant to determining that liability.

Money's worth received by Trustees

6.10 Subject to clause 6.11, The Trustees shall pay over to the Participant as soon as is practicable, any money or money's worth received by them in respect of or by reference to any shares, other than new shares within paragraph 87 of Schedule 2 (company reconstructions).

6.11 The obligations of the Trustees under clause 6.10 are subject to:

(a) the provisions of Part 8 of Schedule 2 (reinvestment of cash dividends);

(b) the Trustees obligations under sections 510 to 514 of the ITEPA (PAYE: obligations to make payments to employer etc); and

(c) the Trustees' PAYE obligations.

General offers etc.

6.12 If any offer, compromise, arrangement or scheme is made which affects the Free Shares or Matching Shares the Trustees shall notify Participants. Each Participant may direct how the Trustees shall act in relation to that Participant's Plan Shares. In the absence of any direction, the Trustees shall take no action.

Records

6.13 The Trustees shall maintain records of Participants who have participated in one or more other Approved SIPs established by the Company or any Connected Company.

7 <u>Power of Trustees to borrow</u>

7.1 The Trustees shall have the power to borrow money for the purpose of:

(a) acquiring Shares;

(b) paying any other expenses properly incurred by the Trustees in administering the Plan; and

(c) paying any amount of or in respect of any tax or NICs properly payable by the Trustees or for which the Trustees are liable to account to any tax or other fiscal authority (other than out of monies deducted from sums due to be paid to a Participant or out of monies paid to the Trustees by a Participant for the purposes of satisfying any such liability).

8 **Shares from qualifying share ownership trusts**

8.1 Where Shares are transferred to the Trustees by way of a qualifying transfer as defined in paragraph 78 of Schedule 2, they shall not award such Shares as Partnership Shares and such Shares shall be included in any award of Free Shares or of Matching Shares made after the date of the qualifying transfer in priority to any other Shares available for inclusion in that Award.

9 **Acceptance of gifts**

9.1 The Trustees may accept gifts of Shares and other assets which shall be held upon the trusts declared by clause 3.

10 **Power of Trustees to raise funds to subscribe for a rights issue**

10.1 If instructed by Participants in respect of their Plan Shares, the Trustees may dispose of some of the rights arising under a rights issue conferred in respect of those Shares in order to obtain enough funds to exercise the remaining such rights.

10.2 The rights referred to in clause 10.1 are the rights to buy additional shares or securities or rights of any description in the same company as the company that issued the relevant Plan Shares.

11 **Power to agree Market Value of Shares**

11.1 Where the Market Value of Shares falls to be determined for the purposes of Schedule 2, the Trustees may agree with HMRC that it shall be determined by reference to such date or dates, or to an average of the values on a number of dates, as specified in the agreement.

12 **Information**

12.1 The Trustees shall be entitled to rely on information supplied by the Company or any of the Participating Companies in respect of the eligibility of any person to enter into a Free Share Agreement or a Partnership Share Agreement or to become or remain a Participant in the Plan.

13 **Number of Trustees**

13.1 Unless a corporate Trustee is appointed, there shall always be at least two Trustees.

13.2 Where there is no corporate Trustee and the number of Trustees falls below two, the continuing Trustee has the power to act only to achieve the appointment of a new Trustee.

14 **Residence of Trustees**

14.1 Every Trustee shall be resident in the United Kingdom.

14.2 The Company shall immediately, in exercise of its powers under clause 15.1, remove any Trustee who ceases to be so resident and, if necessary, appoint a replacement.

15 Change of Trustees

15.1 Subject to clause 15.2, the Company may at any time, by a deed executed by the Company:

(a) subject to clause 14.1, appoint a new or additional Trustee, including a corporate Trustee; and

(b) remove a Trustee from office (but not so as to leave in office less than two Trustees, unless a corporate Trustee), without assigning any reason therefore and such removal shall (in the absence of any other date specified in the deed) take place forthwith.

15.2 The powers of appointment and removal set out in clause 15.1 shall be vested in the Trustees to the exclusion of the Company in the event that the Company ceases to exist otherwise than in consequence of a reconstruction or amalgamation when the successor company (or, if more than one, such successor companies as the Company shall nominate) shall have such powers.

15.3 Any Trustee may resign on three months' prior notice given in writing to the Company, provided that there will be at least two Trustees or a corporate Trustee immediately after the retirement.

15.4 The Company, all other Participating Companies and the continuing Trustees shall execute such further documents and do such further things as may be necessary to give full and proper effect to any retirement or removal of a Trustee and all acts and deeds done or executed for the purpose of vesting the assets subject to these trusts in new or additional Trustees shall be done and executed by the continuing or retiring Trustee or Trustees at the expense of the Trust Fund.

15.5 The provisions of sections 37 and 39 of the Trustee Act 1925 shall apply hereto as if any reference therein to a trust corporation were a reference to a corporation carrying on trust business.

16 Personal interest of Trustees

16.1 A Trustee shall not, nor shall any director, officer or employee of a corporate Trustee, be liable to account for any benefit accruing to him by virtue of his:

(a) participation in the Plan as a Qualifying Employee;

(b) ownership, in a beneficial or fiduciary capacity, of any shares or other securities in the Company or any Participating Company; or

(c) being a director or employee of the Company or any Participating Company or being a creditor of, or being in any other contractual relationship with, any such company.

16.2 The Trustees may exercise any power or discretion conferred on them by this deed or the Rules in favour of any person, notwithstanding that he is a Trustee or a director, officer or employee of a corporate Trustee.

16.3 A corporate Trustee may transact on behalf of or with the Trust or any Beneficiary any business which by its constitution it is authorised to undertake upon the same terms as would for the time being be made with an ordinary customer and without accounting for any profit thereby made and, in particular and without prejudice to the generality of the foregoing, such Trustee may retain on

current account or deposit account or advance at interest all monies necessary or convenient to be retained or advanced in connection with this deed or the Rules.

16.4 Any individual Trustee hereof being a person engaged in any profession or business shall be entitled to be paid all usual professional or proper charges for the business transacted time expended and acts done by him or his firm in connection with the trusts hereof including acts which a trustee not being in any profession or business could have done personally.

16.5 Any Trustee shall be entitled to retain any brokerage or other commission or remuneration which may be received personally or by such Trustee's firm in respect of any transaction carried out on behalf of the Trustees for which such Trustee or Trustee's firm is, in the normal course of business, allowed brokerage or other commission or remuneration, notwithstanding that the receipt of such brokerage, commission or remuneration was procured by an exercise by such Trustee or the Trustees of powers over the Trust Fund.

16.6 No Trustee, nor any director, officer or employee of a corporate Trustee, shall be precluded from underwriting, purchasing, holding, dealing in and disposing of any stock, shares or other securities whatsoever of any Group Company or from otherwise at any time contracting or entering into any insurance, financial or other transactions with any Participating Company or being interested in any such transaction or accepting and holding the trusteeship of any debenture stock or other securities of any Participating Company, neither shall he be liable to account for any profit made by him thereby or in connection therewith and any Trustee or any such director, officer or employee shall also be at liberty to retain for his own benefit and shall not be accountable for any fees, commissions, shares, brokerages or discounts allowed to him by banks, brokers or other persons in relation to or in connection with any of the matters aforesaid.

17 Trustee's meetings

17.1 The Trustees shall hold meetings as often as is necessary for the administration of the Plan.

17.2 There shall be at least two Trustees present at a meeting except where the sole Trustee is a corporate Trustee and the Trustees shall give due notice to all the Trustees of such a meeting.

17.3 Decisions made at a meeting duly convened and held in accordance with clause 17.2 by a majority of the Trustees present shall be binding on all the Trustees.

17.4 A written resolution signed by all the Trustees shall have the same effect as a resolution passed at a meeting duly convened and held in accordance with clause 17.2.

17.5 A corporate Trustee shall have power to act by its directors, officers or employees duly authorised in accordance with its constitution for the time being in force.

18 Trustee's liability and indemnity

18.1 The Company and the Participating Companies shall jointly and severally indemnify each Trustee and every director, officer and employee of a corporate Trustee against any costs, expenses and liabilities whatsoever which are incurred through acting as a Trustee or as such a director, officer or employee and which cannot be recovered from the Trust Fund. This does not apply to expenses

and liabilities which are incurred through fraud or wilful wrongdoing on the part of such Trustee, director, officer or employee or are covered by insurance under clause 18.3.

18.2 No Trustee, nor any director, officer or employee of a corporate Trustee, shall be personally liable for any breach of trust (other than through fraud or wilful wrongdoing on the part of such Trustee, director, officer or employee) over and above the extent to which the Trustee is indemnified by the Company and the Participating Companies in accordance with clause 18.1.

18.3 A Trustee may insure the Plan against any loss caused by him or any of his employees, officers, agents or delegates. A Trustee may also insure himself or itself and any of these persons against liability for breach of trust not involving fraud or wilful wrongdoing or negligence of the Trustee or the person concerned. Premiums for any such insurance may be paid out of the Trust Fund.

18.4 A Trustee who carries on a profession or business may charge for services rendered on a basis agreed with the Company. A firm or company in which a Trustee is interested or by which he is employed may also charge for services rendered on this basis.

19 <u>Trustees' lien</u>

19.1 The Trustees' lien over the Trust Fund in respect of liabilities incurred by them in the performance of their duties (including the repayment of borrowed money and tax liabilities) shall be enforceable subject to the following restrictions:

(a) the Trustees shall not be entitled to resort to Partnership Share Money for the satisfaction of any of their liabilities; and

(b) the Trustees shall not be entitled to resort to Plan Shares or any amounts held by the Trustees on behalf of any Participant for the satisfaction of their liabilities except to the extent that this is permitted by the Plan.

20 <u>Participating Companies</u>

20.1 Any Subsidiary may, with the agreement of the Company, become a party to this deed and the Plan by executing a deed of adherence agreeing to be bound by this deed and the Rules.

20.2 Any Eligible Jointly Owned Company may, with the agreement of the Company and each Subsidiary which is at that time a Participating Company, become a party to this deed and the Plan by executing a deed of adherence agreeing to be bound by this deed and the Rules.

20.3 Any deed of adherence executed in accordance with clause 20.2 shall be executed by each of the Participating Companies and shall contain an acknowledgement by each of them, if such be the case, that the Plan no longer constitutes an employees' share scheme (as defined in section 1166 of the Companies Act 2006).

20.4 Any company which ceases to be a Subsidiary or an Eligible Jointly Owned Company shall cease to be a Participating Company.

21 Expenses of the Plan

21.1 The Trustees or (to the extent that there are insufficient funds in the Trust Fund available for the purpose) the Company and Participating Companies shall meet the costs of the preparation and administration of the Plan.

22 Amendment of the Plan

22.1 Subject to Rule 15, the Company may, with the Trustees' written consent, from time to time amend or add to the Plan (including, without limitation, the provisions of this deed) provided that:

(a) no amendment or addition which would adversely prejudice to a material extent the rights attaching to any Plan Shares which have been awarded to or acquired by Participants may be made without the consent of such Participants nor may any alteration be made giving to the Company or Participating Companies a beneficial interest in Plan Shares; and

(b) if the Plan is approved by HMRC at the time of an amendment or addition, any amendment or addition to a "key feature" (as defined in paragraph 84(6) of Schedule 2) of the Plan shall not have effect unless and until the written approval of HMRC has been obtained thereto.

23 Perpetuities

23.1 The perpetuity period in respect of the trusts and powers declared by this deed and the Rules shall be the period of 80 years from the date of this deed.

24 Termination of the Plan

24.1 The Plan shall terminate:

(a) in accordance with a Plan Termination Notice issued by the Company to the Trustees pursuant to the Rules; or

(b) if earlier, on the expiry of the Trust Period.

24.2 The Company shall immediately upon executing a Plan Termination Notice provide a copy of the notice to the Trustees, HMRC and each individual who has Plan Shares or who has entered into a Partnership Share Agreement which was in force immediately before the Plan Termination Notice was issued.

24.3 Upon the issue of a Plan Termination Notice or upon the expiry of the Trust Period, paragraph 90 of Schedule 2 shall have effect.

24.4 Any Shares or other assets which remain undisposed of after the requirements of paragraph 90 of Schedule 2 have been complied with shall be held by the Trustees upon trust to pay or apply them to or for the benefit of the Company and the Participating Companies as at the termination date in such proportion, having regard to their respective contributions, as the Trustees shall in their absolute discretion think appropriate.

25 Governing Law

25.1 This deed shall be governed and construed in all respects in accordance with the laws of England and Wales.

IN WITNESS WHEREOF this deed has been executed as a deed and delivered on the day and year first above written.

The Schedule

The Initial Participating Companies

Name	Registered Office	Registered Number
United Utilities PLC	Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP.	2366616
United Utilities Electricity Services Limited	As above	2380021
United Utilities Water PLC	- As above -	2366678
United Utilities Networks Limited	- As above -	3131192
United Utilities Industrial Limited	- As above -	4204293
United Utilities International Limited	- As above -	2344587
United Utilities Properties Limited	- As above -	2333311
United Utilities Operational Services Limited	- As above -	4184686
United Utilities Property Solutions Limited	- As above -	2380021

Signed as a deed by)
UNITED UTILITIES GROUP PLC) ....
acting by a director and its secretary or by) Director
two directors)

....
Secretary or Director

Signed as a deed by)
UNITED UTILITIES PLC) ....
acting by a director and its secretary or by) Director
two directors)

....
Secretary or Director

Signed as a deed by)
UNITED UTILITIES ELECTRICITY SERVICES LIMITED)
acting by a director and its secretary or by) Director
two directors)

....
Secretary or Director

Signed as a deed by)
UNITED UTILITIES WATER PLC) ....
acting by a director and its secretary or by) Director
two directors)

....
Secretary or Director

Signed as a deed by)
UNITED UTILITIES NETWORKS LIMITED) ....
acting by a director and its secretary or by) Director
two directors)

....

FOR AND ON BEHALF OF
UU (C.S.) Ltd, Secretary

Signed as a deed by **UNITED UTILITIES INDUSTRIAL LIMITED** acting by a director and its secretary or by two directors	))))	.... Director .... *FOR AND ON BEHALF OF* *UU (C.S.) Ltd, Secretary*
Signed as a deed by **UNITED UTILITIES** **INTERNATIONAL LIMITED** acting by a director and its secretary or by two directors	))))	.... Director .... *FOR AND ON BEHALF OF* *UU (C.S.) Ltd, Secretary*
Signed as a deed by **UNITED UTILITIES PROPERTIES LIMITED** acting by a director and its secretary or by two directors	))))	.... Director .... *FOR AND ON BEHALF OF* *UU (C.S.) Ltd, Secretary*
Signed as a deed by **UNITED UTILITIES** **OPERATIONAL SERVICES LIMITED** acting by a director and its secretary or by two directors	))))	.... Director .... *FOR AND ON BEHALF OF* *UU (C.S.) Ltd, Secretary*

Signed as a deed by **UNITED UTILITIES**	)	
PROPERTY SOLUTIONS LIMITED	)	....
acting by a director and its secretary or by	)	Director
two directors	)	
		....
		Secretary or Director

Signed as a deed by	)	
EQUINITI SHARE PLAN	)	
TRUSTEES LIMITED	)	....
acting by a director and	)	Director
an authorised signatory	)	
		....
		AUTHORISED SIGNATORY

The Appendix

Rules of the United Utilities Group 2008 Share Incentive Plan

1 **Definitions**

1.1 In the Rules, unless the context otherwise requires:

"Accumulation Period" means, in relation to an Award of Partnership Shares, the period, not exceeding 12 months in duration, specified by the Company and stated in the relevant Partnership Share Agreement during which the Trustees shall accumulate a Qualifying Employee's Partnership Share Money before acquiring Partnership Shares or repaying it to the employee;

"Acquisition Date" means:

(a) in relation to an Award of Partnership Shares, where there is no Accumulation Period, the meaning given by paragraph 50(4) of Schedule 2;

(b) in relation to an Award of Partnership Shares, where there is an Accumulation Period, the meaning given by paragraph 52(5) of Schedule 2; and

(c) in relation to Dividend Shares, the meaning given by paragraph 66(4) of Schedule 2;

"Approved SIP" has the same meaning as in section 488 of the ITEPA;

"Associated Company" has the same meaning as in sub-paragraphs (1) and (3) of paragraph 94 of Schedule 2;

"Award" means:

(a) in relation to Free Shares and Matching Shares, the appropriation of Free Shares or, as the case may be, Matching Shares in accordance with the Plan; and

(b) in relation to Partnership Shares, the acquisition of Partnership Shares on behalf of Qualifying Employees in accordance with the Plan;

and, where the context so requires, includes such an appropriation or acquisition proposed to be made;

"Award Date" means, in relation to Free Shares or Matching Shares, the date on which such Shares are appropriated to employees;

"Capital Receipt" has the same meaning as in section 502 of the ITEPA;

"Close Company" has the same meaning as in section 414 of the ICTA 1988;

"the Company" means United Utilities Group PLC (registered number 6559020);

"Connected Company" has the same meaning as in paragraph 18(3) of Schedule 2;

"**Control**" has the same meaning as it has for the purposes of section 719 of the ITEPA 2003;

"**Dealing Day**" means a day on which the Stock Exchange is open for the transaction of business;

"**Dividend Shares**" means Shares acquired on behalf of a Participant from reinvestment of dividends under Part D of the Plan and which are subject to the Plan;

"**Eligible Jointly Owned Company**" means a company which is not a subsidiary (as defined in section 1159 Companies Act 2006) of the Company but is treated as being under the Control of the Company by paragraph 91 of Schedule 2 and which is not a participating company in relation to any other Approved SIP;

"**Forfeiture Period**" has, in relation to any Award of Free Shares, the meaning given thereto in Rule 6.3 and, in relation to any Award of Matching Shares, the meaning given thereto in Rule 8.4;

"**Free Share Agreement**" means an agreement complying with paragraphs 36 and 37 of Schedule 2, in the terms set out in Appendix 1 or in such other terms as may be specified by the Company from time to time;

"**Free Shares**" means Shares awarded under Part A of the Plan which are subject to the Plan;

"**Group Plan**" means the Plan as established by the Company and extending to its Subsidiaries which are Participating Companies;

"**HMRC**" means HM Revenue & Customs;

"**Holding Period**" means:

(a) in relation to Free Shares, the period specified by the Company as mentioned in Rule 6.15;

(b) in relation to Matching Shares, the period specified by the Company as mentioned in Rule 8.9; and

(c) in relation to Dividend Shares, the period of three years from the Acquisition Date;

"**ICTA 1988**" means Income and Corporation Taxes Act 1988;

"**Initial Market Value**" means, in relation to an Award, the Market Value of a Share on its Award Date;

"**ITEPA**" means Income Tax (Earnings and Pensions) Act 2003;

"**Market Value**" has on any day the meaning determined in accordance with the following paragraphs:

(a) if the Shares have been admitted to the Official List of the United Kingdom Listing Authority and to trading on the Stock Exchange on that day, then:

(i) for the purpose of ascertaining Market Value on the Acquisition Date relating to any Award, if all the Shares to be included in the Award are purchased by the Trustees on the Acquisition Date, **"Market Value"** means the price at which the Shares are so purchased or, where the Shares are purchased at different times during the Acquisition Date and at different prices, the average of the prices so paid (weighted according to the numbers of Shares purchased at each price); and

(ii) for the purpose of ascertaining Market Value in any case to which sub-paragraph (i) does not apply, **"Market Value"** means the average of the middle market quotations of a Share, as derived from the Daily Official Lists of the Stock Exchange, for the three Dealing Days immediately preceding the date on which Market Value falls to be ascertained; and

(b) for the purpose of ascertaining Market Value on any day if the Shares have not been admitted to the Official List of the United Kingdom Listing Authority and to trading on the Stock Exchange on that day, **"Market Value"** means the market value of a Share determined in accordance with the provisions of Part 8 of the Taxation of Chargeable Gains Act 1992 on that day and agreed for the purposes of the Plan with HMRC Shares Valuation on or before that day, provided that, for the purpose of determining Initial Market Value in relation to an Award of Free Shares, where the Share is subject to a restriction or risk of forfeiture, market value shall be determined and agreed without reference to that restriction or risk;

"Matching Shares" means Shares awarded under Part C of the Plan and which are subject to the Plan;

"Material Interest" has the same meaning as in paragraph 19 of Schedule 2;

"NICs" means National Insurance Contributions;

"ordinary share capital" has the same meaning as in section 832(1) of the ICTA 1988;

"Participant" means an individual who has received under the Plan an Award of Free Shares, Matching Shares or Partnership Shares, or on whose behalf Dividend Shares have been acquired;

"Participating Company" means:

(a) the Company;

(b) each Subsidiary which has executed either the Trust Deed or a deed of adherence to the Plan under clause 20.1 of the Trust Deed; and

(c) each Eligible Jointly Owned Company which has executed a deed of adherence to the Plan under clause 20.2 of the Trust Deed;

"Partnership Shares" means Shares awarded under Part B of the Plan and which are subject to the Plan;

"Partnership Share Agreement" means an agreement complying with paragraph 44 of Schedule 2, in the terms set out in Appendix 2 or in such other terms as may be specified by the Company from time to time;

"Partnership Share Money" means money deducted from a Qualifying Employee's Salary pursuant to a Partnership Share Agreement and held by the Trustees for the purpose of acquiring Partnership Shares or to be returned to that person;

"Performance Allowances" means the criteria for an Award or proposed Award of Free Shares where:

(a) whether or not Shares are awarded is conditional on performance targets being met; or

(b) the number or value of Shares awarded is conditional on performance targets being met.

"the Plan" means The United Utilities Group 2008 Share Incentive Plan as established by the Rules and the Trust Deed as from time to time amended in accordance with their respective terms;

"Plan Shares" means:

(a) Free Shares, Matching Shares or Partnership Shares awarded to Participants;

(b) Dividend Shares acquired on behalf of Participants; and

(c) shares in relation to which paragraph 87(2) (company reconstructions: new shares) of Schedule 2 applies;

which, in each case, remain subject to the Plan;

"Plan Termination Notice" means a notice issued under paragraph 89 of Schedule 2;

"Qualifying Company" has the same meaning as in paragraph 17 of Schedule 2.

"Qualifying Corporate Bond" has the same meaning as in section 117 of the Taxation of Chargeable Gains Act 1992;

"Qualifying Employee" means, in relation to any Award, an employee who must be invited to participate in such Award in accordance with Rule 4.5 and any employee whom the Company has invited to participate in such Award in accordance with Rule 4.6;

"Qualifying Period" means:

(a) in the case of an Award of Free Shares, such period as shall be specified by the Company in relation to that Award, being a period of not more than 18 months before that Award is made;

(b) in the case of an Award of Partnership Shares and Matching Shares where there is an Accumulation Period, such period as shall be specified by the Company in relation to that

Award, being a period of not more than 6 months before the start of the Accumulation Period in relation to that Award;

(c) in the case of an Award of Partnership Shares and Matching Shares where there is no Accumulation Period, such period as shall be specified by the Company in relation to that Award, being a period of not more than 18 months before the deduction of Partnership Share Money relating to that Award;

"Redundancy" has the same meaning as in the Employment Rights Act 1996;

"Relevant Employment" means employment by the Company or any Associated Company (and a person shall not be treated for the purposes of the Rules as ceasing to be in Relevant Employment if he remains in the employment of the Company or any Associated Company);

"Retirement Age" means the age of 50;

"the Rules" means the rules of the Plan including any amendments effected in accordance with Rule 15 from time to time in force and references to **"Rule"** or **"Rules"** shall be construed accordingly;

"Salary" has the same meaning as in paragraph 43(4) of Schedule 2;

"Schedule 2" means Schedule 2 to the ITEPA;

"Shares" means shares in the ordinary share capital of the Company which comply with the conditions set out in paragraph 25 of Schedule 2;

"the Stock Exchange" means the London Stock Exchange plc or any successor body;

"Subsidiary" means any company which is for the time being a subsidiary (as defined in section 1159 of the Companies Act 2006) of the Company and is under the Control of the Company;

"Tax Year" means a year beginning on 6 April and ending on the following 5th April;

"the Trust Deed" means the Trust Deed dated 2008 and made between (1) the Company; (2) the companies listed in the schedule to such deed as Initial Participating Companies and (3) Equiniti Share Plan Trustees Limited, as amended from time to time in accordance with its terms;

"the Trustees" means the trustee or trustees for the time being of the Plan and **"Trustee"** means any one of them;

"the Trust Fund" means all assets transferred to the Trustees to be held on the terms of the Trust Deed and the assets from time to time representing such assets, including any accumulations of income; and

"the Trust Period" means the period of 80 years beginning with the date of the Trust Deed or, if shorter the period from the date of the Trust Deed to such date as the Trustees may with the prior

written consent of the Company appoint by deed to be the date of expiration of the Trust Period (not being a date earlier than the date of such deed).

1.2 In the Rules unless the context otherwise requires:

(a) words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations;

(b) references to any statute or statutory provision shall include:

(i) any subordinate legislation made under it;

(ii) any provision superseding it or re-enacting it (whether with or without modification); and

(iii) any provision restated or re-enacted by it (whether with or without modification); and

(c) the descriptive headings to Rules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of the Rules.

2 Meaning of Shares ceasing to be subject to the Plan

2.1 For the purposes of the Rules, the Trust Deed and any Free Share Agreement or Partnership Share Agreement, a Participant's Shares shall be taken to cease to be subject to the Plan:

(a) if the Participant withdraws them from the Plan;

(b) at the date that the Participant ceases to be in Relevant Employment at a time when the Shares are subject to the Plan provided, however, that, if a Participant ceases to be in Relevant Employment at any time during the Acquisition Period (as defined in paragraph 97(2) of Schedule 2), he shall be treated as ceasing to be in Relevant Employment for these purposes immediately after the Partnership Shares are acquired on his behalf pursuant to such Award; or

(c) if the Trustees dispose of the Shares under provision made in accordance with the Plan or paragraph 79 of Schedule 2 to meet a PAYE obligation;

and a Participant's Shares shall be treated as ceasing to be subject to the Plan in the order in which they were appropriated to or acquired on behalf of that Participant.

2.2 For the purposes referred to in Rule 2.1, a Participant shall be taken to withdraw his Shares from the Plan (or, as the case may be, his Shares shall be treated as having been withdrawn from the Plan) when:

(a) they are transferred by the Trustees to the Participant or, following his death, to his personal representatives or to another person at his direction or, following his death, at the direction of his personal representatives;

(b) the Participant or, following his death, his personal representatives, assigns, charges or otherwise disposes of his beneficial interest in the Shares;

(c) the Shares are disposed of by the Trustees at the direction of the Participant or, following his death, at the direction of his personal representatives in circumstances where the Trustees account to (or hold themselves ready to account) for the proceeds to the Participant or, following his death, to his personal representatives or to another person.

3 **Purpose of the Plan**

3.1 The purpose of the Plan is to enable employees of Participating Companies to acquire Shares in the Company which give them a continuing stake in the Company.

4 **Eligibility of individuals**

4.1 Subject to Rules 4.2, 4.3 and 4.4, individuals are eligible to participate in an Award only if:

(a) they are employees of a Participating Company;

(b) if there is a Qualifying Period in relation to the Award, they have been employees of a Qualifying Company at all times during the Qualifying Period;

(c) they are eligible on the date(s) set out in paragraph 14 of Schedule 2; and

(d) they do not fail to be eligible under either or both of Rules 4.2 and 4.3.

4.2 Individuals are not eligible to participate in an Award of Shares if they have, or within the preceding 12 months have had, a Material Interest in:

(a) a Close Company whose Shares may be appropriated or acquired under the Plan; or

(b) a company which has Control of such a Close Company or is a member of a consortium (as defined in paragraph 99(3) of Schedule 2) which owns such a Close Company.

4.3 Individuals are not eligible to participate in an Award of Free Shares under the Plan in any Tax Year if in that Tax Year they are to be awarded at the same time shares under another Approved SIP established by the Company or a Connected Company or if they would have been made such an award but for their failure to meet any performance target permitted by paragraph 34 of Schedule 2.

4.4 Individuals are not eligible to participate in an Award of Partnership Shares or Matching Shares under the Plan awarded in any Tax Year if in that Tax Year they are to be awarded at the same time shares under another Approved SIP established by the Company or a Connected Company.

4.5 If an individual participates in an Award of Shares under the Plan in a Tax Year in which he has already participated in an award of shares under any other Approved SIP or SIPs established by the Company or a Connected Company, Rules 6.7, 7.3, 7.4 and 9.5 shall apply as if the Plan and such other Approved SIP or SIPs were a single plan so approved.

Employees who must be invited to participate in Awards

4.6 Individuals who meet the requirements in Rule 4.1 in relation to any Award of Free Shares, Partnership Shares or Matching Shares and is a UK resident taxpayer (as defined in paragraph 8(2) of Schedule 2) shall be invited to participate in such Award and in the acquisition of Dividend Shares in accordance with the Plan.

Employees who may be invited to participate in Awards

4.7 The Company may also invite any individual not falling within paragraph 4.6 but who meets the requirements in Rule 4.1 and such additional requirements as the Company may specify in relation to any Award of Free Shares, Partnership Shares or Matching Shares to participate in such Award and in the acquisition of Dividend Shares in accordance with the Plan.

5 Participation on same terms

5.1 Subject to the Rules of the Plan, every Qualifying Employee in relation to an Award shall be invited to participate in that Award on the same terms. Subject to Rules 5.2 and 5.3, all Qualifying Employees in relation to an Award who do participate in that Award shall do so on the same terms.

5.2 The Company may, subject to paragraph 9(4) of Schedule 2, make an Award of Free Shares to Qualifying Employees by reference to their remuneration, length of service or hours worked.

5.3 The Company may make an Award of Free Shares to Qualifying Employees by reference to performance targets imposed pursuant to Rule 6.8.

PART A

The provisions of the Rules in this Part A shall apply if the Company decides that an Award of Free Shares shall be made and in relation to any such Award but not otherwise.

6 <u>Free Shares</u>

6.1 The Company may at any time invite every Qualifying Employees to whom Rule 4.6 applies and any Qualifying Employee to whom Rule 4.7 applies to enter into a Free Share Agreement with the Company.

6.2 The Company shall determine whether or not the provisions of Rule 6.3 shall apply to any particular Award of Free Shares.

6.3 Subject to Rule 6.4, the Company may determine whether or not any Award of Free Shares shall be subject to forfeiture and, if so, shall determine:

(a) the Forfeiture Period, being a period of not more than three years beginning with the date on which the Free Shares were awarded to the Qualifying Employee;

(b) whether or not the Free Shares shall be forfeit on cessation of Relevant Employment during the Forfeiture Period (otherwise than by reason of an event within paragraph 32(2) of Schedule 2);

(i) for any reason whatsoever (other than as aforesaid); or

(ii) for specified reasons only and if so for what reasons; and

(c) whether or not the Free Shares shall be forfeit on withdrawal from the Plan during the Forfeiture Period:

(i) in any circumstances whatsoever; or

(ii) in specified circumstances only and, if so, what circumstances.

6.4 Forfeiture of the Free Shares may not be linked to the performance of any person or persons.

6.5 The Trustees, acting with the prior consent of the Company, may from time to time award Free Shares to Qualifying Employees who, in relation to that Award, shall have entered into a Free Share Agreement with the Company.

6.6 The number of Free Shares to be awarded by the Trustees to each Qualifying Employee on an Award Date shall be determined by the Company in accordance with this Rule 6.

Maximum annual Award

6.7 The Initial Market Value of the Shares awarded to a Qualifying Employee in any Tax Year shall not exceed £3,000 or such other amount as shall be specified in accordance with paragraph 35 of Schedule 2. This Rule is subject to Rule 4.5.

Allocation of Free Shares by reference to performance

6.8 The Company may stipulate that the number of Free Shares (if any) to be awarded to each Qualifying Employee on a given Award Date shall be determined by reference to Performance Allowances.

6.9 If the Company stipulates Performance Allowances in relation to an Award of Free Shares then:

(a) it must stipulate Performance Allowances in relation to all Qualifying Employees in relation to that Award;

(b) the performance measures used must be based on business results or other objective criteria (performance targets) and be fair and objective measures of the performance units to which they are or may be applied;

(c) performance targets must be set for performance units of one or more employee; and

(d) for the purposes of that Award, an employee must not be a member of more than one performance unit.

6.10 Where the Company stipulates Performance Allowances in relation to any Award of Free Shares, it shall, as soon as reasonably practicable:

(a) notify each employee participating in the Award of the performance targets and measures which, under the Plan, shall be used to determine the number or value of Free Shares awarded to him; and

(b) notify all Qualifying Employees of the Company or, in the case of a Group Plan, of any Participating Company, in general terms, of the performance measures to be used to determine the number or value of Free Shares to be awarded to each Participant in the Award provided that there may be excluded from any notice given under this Rule 6.10(b) any information which the Company reasonably considers would prejudice commercial confidentiality.

6.11 If the Company stipulates Performance Allowances in relation to an Award of Free Shares, then the Company shall determine the number of Free Shares (if any) to be awarded to each Qualifying Employee in relation to that Award by reference to performance using the method set out in Rule 6.12 (Method 1) or the method set out in Rule 6.13 (Method 2). The same Method shall be used for all Qualifying Employees in relation to that Award.

Performance Allowances: Method 1

6.12 If the Company determines to use Method 1, then:

(a) at least 20% of the total number of Free Shares comprised in the Award shall be awarded without reference to performance;

(b) the remaining Free Shares shall be awarded by reference to performance;

(c) the highest number of Free Shares awarded by the Award to an individual by reference to performance shall be no more than four times the highest number of Free Shares so awarded to an individual without reference to performance;

(d) the Free Shares awarded without reference to performance (Rule 6.12(a)) shall be awarded on the same terms as mentioned in Rule 5, which shall be applied as if those Free Shares awarded by the Award without reference to performance were a separate Award of Free Shares;

(e) the Free Shares awarded by reference to performance (Rule 6.12(b)) need not be allocated on the same terms as mentioned in Rule 5; and

(f) if the Free Shares comprised in the Award consist of shares of different classes then the provisions of this Rule 6.12 must be met in relation to each such class.

Performance Allowances: Method 2

6.13 If the company determines to use Method 2, then:

(a) some or all Free Shares comprised in the Award shall be awarded by reference to performance;

(b) the Award of Free Shares to Qualifying Employees who are members of the same performance unit shall be made on the same terms as mentioned in Rule 5,; and

(c) in determining whether the requirement in Rule 6.13(b) is satisfied, Free Shares awarded for each performance unit shall be treated as separate Awards.

Holding Period for Free Shares

6.14 The Company shall, in relation to each Award of Free Shares, specify a Holding Period throughout which a Participant shall be bound by the terms of the Free Share Agreement. The Company may specify different Holding Periods in respect of different Awards of Free Shares but a Holding Period shall not be increased in respect of Free Shares already awarded under the Plan.

6.15 The Holding Period shall, in relation to any Award of Free Shares, be such period as is specified by the Company in relation to that Award being a period of not less than three years, nor more than five years, beginning with the Award Date and shall be the same for all Participants who are awarded Free Shares in the same Award.

6.16 A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Free Shares if the acceptance or agreement shall result in a new holding being equated with those shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Free Shares if the offer forms part of such a general offer as is mentioned in Rule 6.16(c); or

(c) to accept an offer of cash, with or without other assets, for his Free Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his Free Shares, or to holders of shares in the Company, and which is made in the first instance on a condition such the that if it is satisfied the person making the offer shall have control of the Company, within the meaning of section 416 of the ICTA 1988; or

(d) to agree to a transaction affecting his Free Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

  (i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

  (ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in an Approved SIP.

PART B

The provisions of the Rules in this Part B shall apply if the Company decides that an invitation to acquire Partnership Shares shall be made and in relation to any Award of such Partnership Shares but not otherwise.

7 Partnership Shares

7.1 The Company may at any time invite every Qualifying Employee to whom Rule 4.6 applies and any Qualifying Employee to whom Rule 4.7 applies to enter into a Partnership Share Agreement with the Company.

7.2 Partnership Shares shall not be subject to any provision under which they may be forfeit and may be withdrawn from the Plan at any time.

Maximum amount of deductions

7.3 The amount of Partnership Share Money deducted from an employee's Salary shall not exceed £1,500 in any Tax Year (or such lower amount as the Company may specify in relation to the Award in question). This Rule is subject to Rule 4.5.

7.4 The amount of Partnership Share Money deducted from an employee's Salary for any Tax Year must not exceed 10% of his Salary for the Tax Year (or such lower limit as the Company may specify in relation to the Award in question being framed:

(a) as a proposition substituting a lower percentage than 10%; or

(b) as a proposition that a particular description of earnings is not to be regarded as forming part of an employee's Salary for the purposes of this Rule).

This Rule is subject to Rule 4.5.

7.5 Any amount deducted in excess of that allowed by Rule 7.3 or Rule 7.4 or any lower limit specified by the Company shall be paid over to the employee, subject to both deduction of income tax under PAYE and NICs, as soon as practicable.

7.6 The Company shall arrange for the employer company (as defined in paragraph 45 of Schedule 2) to calculate amounts of deductions from the employee's Salary and the intervals at which such deductions are made having regard to the provisions of Rules 7.3 and 7.4.

Minimum amount of deductions

7.7 The Company may specify a minimum amount to be deducted under the Partnership Share Agreement on any occasion in relation to any Award and, if it does so, such minimum:

(a) shall be the same in relation to all Partnership Share Agreements relating to that Award; and

(b) shall not be greater than £10 or such other amount as may for the time being be specified in paragraph 47(2) of Schedule 2.

Notice of possible effect of deductions on benefit entitlement

7.8 Every Partnership Share Agreement shall contain a notice under paragraph 48 of Schedule 2.

Restriction imposed on number of Shares awarded

7.9 The Company may specify the maximum number of Shares to be included in an Award of Partnership Shares and a different number may be specified in relation to different Awards.

7.10 The Partnership Share Agreement shall contain an undertaking by the Company to notify each Qualifying Employee of any restriction on the number of Shares to be included in an Award.

7.11 Any notification pursuant to Rule 7.10 shall be given:

(a) if there is no Accumulation Period, before the deduction of the Partnership Share Money relating to the Award; and

(b) if there is an Accumulation Period, before the beginning of the Accumulation Period relating to the Award.

Partnership Share Money

7.12 Any Partnership Share Money deducted from an employee's salary shall be paid as soon as practicable to the Trustees and shall be held by them on behalf of the relevant employee until (subject as provided in the Plan) such time as it is applied by them in acquiring or appropriating Partnership Shares on his behalf or for his benefit. The Trustees shall keep any money required to be so held in an account with a bank or a building society or other permitted institution and, if held in an interest bearing account, the Trustees shall account to the relevant employee for the interest.

Acquisition of Partnership Shares by Trustees

7.13 If there is no Accumulation Period, the Trustees shall acquire Shares on behalf of the Qualifying Employee, on the Acquisition Date, using the Partnership Share Money. The number of Shares awarded to each employee shall be determined in accordance with the Market Value of the Shares on the Acquisition Date.

7.14 If there is an Accumulation Period, the Trustees shall acquire Shares on behalf of the Qualifying Employee, on the Acquisition Date, using the Partnership Share Money. The number of Shares acquired on behalf of each Qualifying Employee shall be determined by reference to the lower of:

(a) the Market Value of the Shares at the beginning of the Accumulation Period; and

(b) the Market Value of the Shares on the Acquisition Date.

7.15 If a transaction occurs during an Accumulation Period which results in a new holding of Shares being equated for the purposes of capital gains tax with any of the Shares to be acquired under the

Partnership Share Agreement, the employee may agree that the Partnership Share Agreement shall have effect after the time of that transaction as if it were an agreement for the purchase of shares comprised in the new holding.

7.16 The Partnership Share Agreement may (subject to paragraph 51(4)(b) of Schedule 2) provide that the Accumulation Period in relation to any Award shall come to an end on the occurrence of any other event specified in the Partnership Share Agreement.

Surplus Partnership Share Money

7.17 Any surplus Partnership Share Money remaining after the acquisition of Shares by the Trustees:

(a) may, with the agreement of the Qualifying Employee, be carried forward:

(i) where there is no Accumulation Period, to be added to the next deduction; or

(ii) where there is an Accumulation Period, to the next Accumulation Period; and

(b) in any other case, shall be paid over to the Qualifying Employee, subject to both deduction of income tax under PAYE and NICs, as soon as practicable.

7.18 If at any time during an Accumulation Period, a person ceases to be in Relevant Employment, any Partnership Share Money deducted during that period shall be paid over to him, subject to deduction of Income tax under PAYE and of NICs, as soon as practicable.

Scaling down

7.19 If the Company receives applications for a total number of Partnership Shares pursuant to an invitation which exceeds the maximum number of Shares to be included in the Award determined in accordance with Rule 7.9, then the following steps shall be taken in sequence until the excess is eliminated.

Step 1. the excess of the monthly deduction chosen by each applicant over the minimum monthly deduction fixed under Rule 7.7 shall be reduced pro rata;

Step 2. all monthly deductions shall be reduced to the minimum monthly deduction fixed under Rule 7.7;

Step 3. applications shall be selected by lot, each based on a monthly deduction of the minimum monthly deduction fixed under Rule 7.7.

7.20 Each application for Partnership Shares shall be deemed to have been modified or withdrawn in accordance with the foregoing provisions and each employee who has applied for Partnership Shares shall be notified of the change.

Withdrawal from Partnership Share Agreement

7.21 An employee may at any time by notice in writing to the Company:

(a) withdraw from a Partnership Share Agreement; or

(b) stop deductions pursuant to a Partnership Share Agreement; or

(c) subject to Rule 7.24, re-start deductions in pursuance of a Partnership Share Agreement.

7.22 A notice given pursuant to Rule 7.21(a) shall take effect 30 days after the Company receives it, unless a later date is specified in the notice and any Partnership Share Money then held on behalf of the employee shall be paid over to him as soon as practicable, subject to deduction of income tax under PAYE and of NICs.

7.23 If notice is given under Rule 7.21(b), the Company must ensure that no further deductions are made under the Partnership Agreement not later than 30 days after the receipt of such notice, unless a later date is specified in the notice.

7.24 Save as provided below in this Rule 7.24, a Qualifying Employee who has stopped deductions may at any time re-start deductions by giving notice in writing to the Company to re-start deductions in pursuance of the agreement, but may not make up deductions that have been missed. The Company shall re-start deductions not later than the date of the first deduction due under the Partnership Share Agreement more than 30 days after receipt of the notice, unless a later date for the re-starting of deductions in specified in the notice, provided that, unless otherwise provided in the Partnership Share Agreement, the employee shall not be entitled to give notice under this Rule 7.24 more than once in any Accumulation Period.

Repayment of Partnership Share Money on withdrawal of approval or the issue of a Plan Termination Notice

7.25 If approval of the Plan is withdrawn or a Plan Termination Notice is issued by the Company in respect of the Plan, any Partnership Share Money held on behalf of employees shall be repaid to them as soon as practicable after such withdrawal or, as the case may be, after the Trustees are given notice of the Plan Termination Notice, subject (in each case) to deduction of income tax under PAYE and of NICs.

PART C

The provisions of the Rules in this Part C shall apply to an Award of Matching Shares if the Company decides that, in relation to any Award of Partnership Shares, an Award of Matching Shares may be made and in relation to any such Award of Matching Shares but not otherwise.

8 Matching Shares

8.1 The Partnership Share Agreement shall set out the basis on which a Qualifying Employee may be entitled to Matching Shares in accordance with this Part C of the Rules.

General requirements for Matching Shares

8.2 Matching Shares shall:

(a) be Shares of the same class and carrying the same rights as the Partnership Shares to which they relate;

(b) subject to Rule 8.7, be awarded on the same day as the Partnership Shares to which they relate are acquired on behalf of the Qualifying Employee; and

(c) be awarded to all Qualifying Employees on exactly the same basis.

8.3 The Company shall determine whether or not the provisions of Rule 8.4 shall apply to any particular Award of Matching Shares.

8.4 Subject to Rule 8.5, the Company may determine whether or not any Award of Matching Shares shall be subject to forfeiture and, if so, shall determine:

(a) the Forfeiture Period, being a period of not more than three years beginning with the date on which the Matching Shares were awarded to the Qualifying Employee;

(b) whether or not the Matching Shares shall be forfeit on cessation of Relevant Employment in the Forfeiture Period (otherwise than by reason of an event within paragraph 32(2) of Schedule 2):

(i) for any reason whatsoever (other than as aforesaid); or

(ii) for specified reasons only and, if so, for what reasons;

(c) whether or not the Matching Shares shall be forfeit on withdrawal from the Plan in the Forfeiture Period:

(i) in any circumstances whatsoever; or

(ii) in specified circumstances only and, if so, what circumstances; and

(d) whether or not the Matching Shares shall be forfeit on the Qualifying Employee withdrawing the Partnership Shares, in respect of which those Matching Shares were awarded, from the Plan within the Forfeiture Period.

8.5 Forfeiture of Matching Shares may not be linked to the performance of any person or persons.

Ratio of Matching Shares to Partnership Shares

8.6 The Partnership Share Agreement shall specify the ratio of Matching Shares to Partnership Shares for the time being offered by the Company and that ratio shall not exceed 2:1 and shall apply by reference to numbers of Shares. The Company may vary the ratio before the Partnership Shares are awarded. Employees shall be notified of the terms of any such variation before the Partnership Shares are awarded under the Partnership Share Agreement.

8.7 If Partnership Shares on the day mentioned in Rule 8.2(b) are not sufficient to produce a Matching Share, the match shall be made if and when sufficient Partnership Shares have been acquired to allow at least one Matching Share to be appropriated to that Participant.

Holding Period for Matching Shares

8.8 The Company shall, in relation to each Award of Matching Shares, specify a Holding Period throughout which a Participant shall be bound by the terms of the Partnership Share Agreement. The Company may specify different Holding Periods in respect of different Awards of Matching Shares but a Holding Period shall not be increased in respect of Matching Shares after they have been awarded under the Plan.

8.9 The Holding Period shall, in relation to any Award of Matching Shares, be such period as is specified by the Company in relation to that Award being a period of not less than three years, nor more than five years, beginning with the Award Date and shall be the same for all Participants who are awarded Matching Shares in the same Award.

8.10 A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Matching Shares if the acceptance or agreement shall result in a new holding being equated with those Shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Matching Shares if the offer forms part of such a general offer as is mentioned in Rule 8.10(c); or

(c) to accept an offer of cash, with or without other assets, for his Matching Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his Matching Shares, or to the holders of shares in the Company, and which is made in the first instance on a condition such that if it is satisfied the person making the offer shall have control of the Company, within the meaning of section 416 of the ICTA 1988; or

(d) to agree to a transaction affecting his Matching Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

(i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

(ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in an Approved SIP.

PART D

9 Dividend Shares

Reinvestment of cash dividends

9.1 The Free Share Agreement or Partnership Share Agreement, as appropriate, shall set out the rights and obligations of Participants receiving Dividend Shares under the Plan.

9.2 The Company may:

(a) direct that all dividends payable to Participants on any occasion must be applied in acquiring Dividend Shares up to the limit specified in Rule 9.5;

(b) direct that all dividends payable to Participants on any occasion shall be paid in cash to all Participants as soon as reasonably practicable; or

(c) direct that Participants may elect, in relation to dividends payable on any occasion, to have such dividends applied in accordance with Rule 9.2(a) or paid in cash in accordance with Rule 9.2(b).

9.3 The Company may revoke any direction for reinvestment of cash dividends made in accordance with Rule 9.2(a) or Rule 9.2(c).

9.4 Dividend Shares shall be Shares:

(a) of the same class and carrying the same rights as the Shares in respect of which the dividend is paid; and

(b) which are not subject to any provision for forfeiture.

9.5 The amount applied by the Trustees in acquiring Dividend Shares for any Participant shall be limited so that the total amount applied in any Tax Year by the Trustees and the trustees of any such other plan as is mentioned below in acquiring Relevant Dividend Shares shall not exceed £1,500 (or such other amount as shall be for the time being specified in paragraph 64(1) of Schedule 2). For the purposes of this Rule 9.5, Relevant Dividend Shares are Dividend Shares acquired for that Participant under the Plan and dividend shares (within the meaning of paragraph 62(3) of Schedule 2) acquired for him under any other Approved SIP established by the Company or an Associated Company. This Rule is subject to Rule 4.5.

9.6 In exercising their powers in relation to the acquisition of Dividend Shares, the Trustees must treat Participants fairly and equally.

9.7 If the amounts of cash dividends received by the Trustees in respect of a Participant's Shares exceed the limit in Rule 9.5, the balance shall be paid to that Participant as soon as practicable. On making such a payment, the Participant shall be provided with the information specified in paragraph 80(4) of Schedule 2.

9.8 The Trustees shall apply all the cash dividend in acquiring Dividend Shares on behalf of the Participant on the Acquisition Date. The number of Dividend Shares acquired on behalf of each Participant shall be determined by the Market Value of the Shares on the Acquisition Date.

Certain amounts not reinvested to be carried forward

9.9 Subject to Rule 9.7, any amount that is not reinvested:

(a) because the amount of the cash dividend to which a Participant is entitled is insufficient to acquire a Share; or

(b) because there is an amount remaining after acquiring one or more Dividend Shares on behalf of a Participant;

may be retained by the Trustees and carried forward to be added to the amount of the next cash dividend to be reinvested on that Participant's behalf and pending such reinvestment shall be held by the Trustees so as to be separately identifiable for the purposes of determining amounts required to be paid to that Participant under Rule 9.10.

9.10 If, during the period of three years beginning with the date on which the dividend was paid:

(a) it is not reinvested (and for this purpose, cash dividends received by the Trustees on a Participant's Plan Shares on an earlier date shall be treated as reinvested before any cash dividends received by them on that Participant's Plan Shares at a later date); or

(b) the Participant ceases to be in Relevant Employment; or

(c) a Plan Termination Notice is issued by the Company;

the amount of the cash dividend, to the extent not reinvested under the Plan prior to the expiry of such period, shall be repaid to the Participant as soon as practicable. On making such a payment, the Participant shall be provided with the information specified in paragraph 80(4) of Schedule 2.

Holding Period for Dividend Shares

9.11 The Holding Period shall be a period of three years beginning with the Acquisition Date.

9.12 A Participant may during the Holding Period direct the Trustees:

(a) to accept an offer for any of his Dividend Shares if the acceptance or agreement shall result in a new holding being equated with those Shares for the purposes of capital gains tax; or

(b) to accept an offer of a Qualifying Corporate Bond (whether alone or with other assets or cash or both) for his Dividend Shares if the offer forms part of such a general offer as is mentioned in Rule 9.12(c); or

(c) to accept an offer of cash, with or without other assets, for his Dividend Shares if the offer forms part of a general offer which is made to holders of shares of the same class as his

Dividend Shares, or to holders of shares in the Company, and which is made in the first instance on a condition such that if it is satisfied the person making the offer shall have control of the Company, within the meaning of section 416 ICTA 1988; or

(d) to agree to a transaction affecting his Dividend Shares or such of them as are of a particular class, if the transaction would be entered into pursuant to a compromise, arrangement or scheme applicable to or affecting:

(i) all of the ordinary share capital of the Company or, as the case may be, all the shares of the class in question; or

(ii) all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in an Approved SIP.

9.13 Where a Participant is charged to tax in the event of his Dividend Shares ceasing to be subject to the Plan, he shall be provided with the information specified in paragraph 80(4) of Schedule 2.

PART E

10 Company reconstructions

10.1 In this Rule 10:

"**Company Reconstruction**" means such a transaction as is described in Rule 10.2;

"**Corresponding Shares**" means, in relation to any New Shares, the Plan Shares in respect of which the New Shares are issued or which the New Shares otherwise represent;

"**New Shares**" means shares comprised in the New Holding which were issued in respect of, or otherwise represent, Plan Shares comprised in the Original Holding; and

"**the New Holding**" and "**the Original Holding**" have the respective meanings given thereto in Rule 10.2.

10.2 The following provisions of this Rule 10 apply if there occurs, in relation to any of a Participant's Plan Shares (referred to in this Rule 10 as "**the Original Holding**"), a transaction (not being a transaction falling within Rule 10.3):

(a) which results in a new holding (referred to in this Rule 10 as "**the New Holding**") being equated with the Original Holding for the purposes of capital gains tax; or

(b) which would have that result but for the fact that what would be the new holding consists of or includes a Qualifying Corporate Bond.

10.3 If an issue of shares of any of the following descriptions (in respect of which a charge to income tax arises) is made as part of a Company Reconstruction, those shares shall be treated for the purposes of this Rule 10 as not forming part of the New Holding:

(a) redeemable shares or securities issued as mentioned in section 209(2)(c) of the ICTA 1988;

(b) share capital issued in circumstances such that section 210(1) of the ICTA 1988 applies; or

(c) share capital to which section 249 of the ICTA 1988 applies.

10.4 Subject to the following provisions of this Rule 10, after the time of the Company Reconstruction:

(a) references in the Plan to a Participant's Plan Shares, Free Shares, Partnership Shares or Matching Shares shall be construed as being or, as the case may be, as including references to any New Shares; and

(b) references in Rules 6.16, 8.10 and 11.2 to "**the Company**" shall be construed as being or, as the case may be, as including references to any company whose shares are comprised in the New Holding.

10.5 For the purposes of the Plan:

(a) a Company Reconstruction shall be treated as not involving a disposal of Plan Shares comprised in the Original Holding; and

(b) the date on which any New Shares are to be treated as having been awarded to the Participant shall be that on which Corresponding Shares were (or were treated as) awarded; and

(c) the conditions in Part 4 of Schedule 2 shall be treated as fulfilled with respect to any New Shares if they were (or were treated as) fulfilled with respect to the Corresponding Shares.

10.6 In the context of a New Holding, any reference in this Rule 10 to shares includes securities and rights of any description which form part of the New Holding for the purposes of Chapter 2 of Part 4 of the Taxation of Chargeable Gains Act 1992.

11 Rights Issues

11.1 Subject to Rule 11.2, where the Trustees exercise rights arising under a rights issue (as defined in paragraph 99(1) of Schedule 2) conferred in respect of a Participant's Plan Shares, any shares or securities allotted as a result shall be treated for the purposes of the Plan as if they were Plan Shares:

(a) identical to the shares in respect of which the rights were conferred; and

(b) appropriated to, or acquired on behalf of, the Participant under the Plan in the same way and at the same time as those shares.

11.2 Rule 11.1 does not apply:

(a) to shares and securities allotted as the result of the Trustees taking up a rights issue where the funds to exercise those rights were provided otherwise than by virtue of the Trustees exercising their powers pursuant to the Trust Deed to dispose of some of such rights to obtain sufficient funds to exercise all or part of the remainder of such rights in accordance with paragraph 77 of Schedule 2; or

(b) in relation to rights arising under a rights issue unless similar rights are conferred in respect of all ordinary shares in the Company;

and any shares or securities allotted as mentioned in Rule 11.2(a) or pursuant to rights referred to in Rule 11.2(b) are not Plan Shares.

PART F

12 Shares ceasing to be Eligible Shares

12.1 Notwithstanding any other provision of the Rules or the Trust Deed or any Free Share Agreement or any Partnership Share Agreement, the Trustees shall not be obliged to make an Award of any Shares and the Company shall not be obliged to arrange for the Trustees to make an Award of any Shares at a time when the Shares have ceased to be eligible shares (as defined in and satisfying the requirements of Part 4 of Schedule 2).

13 Administration and operation of the Plan

13.1 By entering into a Free Share Agreement or a Partnership Share Agreement, an individual:

(a) authorises the Company and each Participating Company (past or present) and the Trustees (past or present) to provide to each other such information relating to that individual or his participation, in whatever way, in relation to the Plan or its operation as it considers or they consider necessary or desirable;

(b) authorises the Company and each Participating Company (past or present) and the Trustees (past or present) to maintain such records relating to that individual or his participation, in whatever way, in relation to the Plan or its operation as it considers or they consider necessary or desirable and to maintain such records in a digital or computerised format; and

(c) authorises the Company and each Participating Company (past or present) and the Trustees (past or present) to provide HMRC with such information which it is or they are required to provide or which HMRC may request it or them to provide in relation to any employee, Qualifying Employee or Participant in connection with his participation in the Plan or any agreement entered into by the Participant pursuant to the Plan.

13.2 Participants may give such general directions to the Trustees, to such effect and in such terms, as are specified in the Rules.

13.3 The decision of the Company as to whether or not a person has ceased to be in Relevant Employment as a result of one of the events referred to in paragraph 32(2) of Schedule 2 and as to any other matter, question or dispute arising from the Plan shall be final and binding on all employees, Qualifying Employees and Participants.

13.4 The Company shall have the power from time to time to make and vary such regulations (not being inconsistent with the rules of the Plan) for the implementation and administration of the Plan as it thinks fit.

13.5 The Company and/or the Trustees shall bear the costs of establishing and administering the Plan.

13.6 A person may give notice to the Company or the Trustees by delivering it to, or sending it to, the Company or, as the case may be the Trustee marked for the attention of the Company Secretary. The Company or the Trustees may make other arrangements to receive notices including (without limitation) facsimile or e-mail or other electronic means (including the internet and the intranet).

13.7 To be valid any direction to the Company or the Trustees in respect of a Participant's Plan Shares must be given by or on behalf of the Participant or any person in whom the beneficial interest in his Shares is for the time being vested and will only be effective when received by the Company or, as the case may be, the Trustees. The direction must be given in writing or by such other means as the Company or, as the case may be, the Trustees may decide including (without limitation) facsimile or e-mail (including the internet and the intranet).

13.8 Any notice to an Eligible Employee or Participant may be given personally or through the internal post or by sending it by post, e-mail or facsimile to the address or number given by that person or by other electronic means including the internet or intranet.

13.9 Where a notice or document is sent to an Eligible Employee or Participant by post, it will be treated as being received 72 hours after it was put into the post properly addressed and stamped. In all other cases, the notice or document will be treated as received when it is given.

13.10 All notices and documents given or sent to Eligible Employees or Participants will be given or sent at the risk of the addressee. Neither the Company nor any of the Participating Companies nor the Trustees has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

14 Arrangements for the Trustee to meet PAYE obligations

14.1 The Company and/or the Trustee may make such provisions or arrangements as they consider appropriate to ensure that, where PAYE obligations (as defined in paragraph 99(1) of Schedule 2 (including any obligation under sections 510 to 514 of the ITEPA)) are imposed on the Trustees as a result of any of a Participant's Plan Shares ceasing to be subject to the Plan, the Trustees are able to meet that obligation:

(a) by disposing (including a disposal to the Trustees for the purposes of the Plan) of:

(i) any of those Plan Shares; or

(ii) any of that Participant's remaining Plan Shares (if any), or

(b) by virtue of the Participant paying to the Trustees a sum equal to the amount required to discharge the PAYE obligations.

15 Alterations to the Plan

15.1 Subject to the proviso to clause 22.1 of the Trust Deed, the Rules of the Plan may be altered by resolution of the directors of the Company and the provisions of the Trust Deed may be altered in any respect in the manner therein provided, except that:

(a) save as provided in Rule 15.2, no amendment shall be effective which would materially prejudice the interests of Participants in relation to awards already made to them unless with such prior consent or sanction of Participants as would be required under the provisions for the alteration of class rights contained in the Articles of Association of the Company for the time being if the Plan Shares awarded to such Participants constituted a separate but single class of shares (or two or more classes of shares according to the

respective Awards, as the directors may deem appropriate) and such plan Shares were entitled to such rights; and

(b) save as provided in Rule 15.2, no amendment to the advantage of Qualifying Employees or Participants shall be made, without the prior sanction of an ordinary resolution of the Company in general meeting, to:

(i) the definition of Qualifying Employee;

(ii) the time or times at which and the circumstances at which Awards may be made or invitations issued;

(iii) the basis for calculating the limit on the entitlement of any person to participate in the Plan or on the amount of Partnership Money that may be deducted from the Salary of any person;

(iv) the basis of calculation of the total numbers of Shares available for the purposes of the Plan;

(v) the rights attaching to any Plan Shares;

(vi) the rights of Qualifying Employees or Participants on a variation of share capital of the Company; or

(vii) this Rule 15.1 or Rule 15.2.

15.2 The Company may, without the sanction of an ordinary resolution of the Company in general meeting but subject to the proviso to clause 22.1 of the Trust Deed, make minor amendments to the Plan to benefit the administration thereof and amendments to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any other Participating Company or any existing, future or prospective Participant (including, without limitation, to obtain or maintain HMRC approval of the Plan under Schedule 2).

15.3 Notice of any material alteration made in accordance with Rule 15.1 or Rule 15.2 shall be given to all Participants.

16 **Termination of the Plan**

16.1 The Company by ordinary resolution or the board of directors of the Company may at any time resolve to terminate the Plan and issue a Plan Termination Notice in accordance with this Rule 16.

16.2 Where the Company resolves to issue a Plan Termination Notice, a copy of the Plan Termination Notice shall be given without delay to:

(a) HMRC;

(b) the Trustees; and

(c) each individual who:

(i) has Plan Shares; or

(ii) who has entered a Partnership Share Agreement which was in force immediately before the Plan Termination Notice was issued.

16.3 If a Plan Termination Notice has been issued, then :

(a) no further Shares may be awarded to individuals under the Plan;

(b) the Trustees must remove the Plan Shares from the Plan (in accordance with paragraph 90(8) of Schedule 2) as soon as practicable after the later of:

(i) the end of the notice period (as defined in paragraph 90(4) of Schedule 2); or

(ii) the first date on which the shares may be removed from the Plan without giving rise to a charge to income tax under Chapter 6 of Part 7 of the ITEPA on the Participant on whose behalf they are held;

but the Trustees may with the consent of the Participant remove the Plan Shares from the Plan at an earlier date; and

(c) the Trustees shall as soon as practicable after the Plan Termination Notice is served pay to an individual any money held on his behalf.

17 Life of the Plan

17.1 Unless the life of the Plan has been previously extended by resolution of the shareholders of the Company in general meeting, no Award may be made and no invitation may be issued in relation to any Award or proposed Award under the Plan after 1 July 2018.

18 Participant's legal entitlements

18.1 The terms of employment of an employee, Qualifying Employee or Participant by the Company or any company which is or has been controlled by the Company shall not be affected by his participation in the Plan which shall not form part of such terms. In no circumstances shall a person ceasing to be in Relevant Employment by reason of dismissal or otherwise howsoever be entitled to or claim against the Company or any other company which is or has been controlled by the Company or the Trustees any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under the Plan to which he was entitled to (currently or prospectively) immediately before his cessation of Relevant Employment.

19 Overall limit on Shares available for the Plan

19.1 The Board must make sure that the nominal amount of Shares which may be acquired by the Trustees on any date does not exceed the limit set out in Rule 19.3. This limitation only applies to Shares which are to be acquired by subscription or which are treasury shares.

19.2 In this Rule 6:

(a) **"allocate"** means the issue of new shares or the transfer of treasury shares by the Company or the old company in respect of a person's rights under an award;

(b) an **"award"** means any option or other right to acquire or receive shares whether conditional or unconditional and whether or not for payment;

(c) an **"employee share scheme"** means any scheme for employees which has been approved by the Company or the old company in general meeting;

(d) **"equity share capital"** has the same meaning as in section 548 of the Companies Act 2006 and, for the avoidance of doubt, includes any shares held as treasury shares;

(e) the **"old company"** means United Utilities PLC (incorporated in England and Wales with No. 2366616);

(f) **"treasury shares"** has the same meaning as in Chapter 6 of the Companies Act 2006;

(g) no account will be taken of shares acquired by an employee or former employee (or the personal representatives of such a person) where the shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of acquisition is borne by the employee or former employee (or his estate);

(h) subject to (i), no account will be taken of an award if and to the extent that the Board considers that it will be satisfied by the transfer of existing shares (other than treasury shares);

(i) any shares allocated or remaining to be allocated to the trustees of any trust which were used or which are to be used to satisfy awards granted under an employee share scheme must be treated as having been allocated or as remaining to be allocated in respect of those awards unless the shares were acquired by the trustees pursuant to a rights issue or other opportunity offered to the trustees in respect of shares other than shares previously allocated to them; and

(j) where an award was granted to an individual in consideration of the release by the individual of an award previously granted to him under an employee share scheme, then the earlier award shall be ignored and the later award shall be deemed to have been granted at the same time as the earlier award.

19.3 The limit for this Rule is 10% of the nominal amount of the Company's equity share capital on the day before the date of acquisition, less the aggregate of the nominal amounts of:

(a) shares allocated in respect of awards granted within the previous 10 years under any employee share scheme;

(b) shares remaining to be allocated in respect of awards granted within the previous 10 years under any employee share scheme; and

(c) shares allocated on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

Appendix 1

The United Utilities Group 2008 Share Incentive Plan - Free Share Agreement

THE UNITED UTILITIES
SHARE INCENTIVE PLAN
("the Plan")

FREE SHARE AGREEMENT

PLEASE READ THE WHOLE OF THIS AGREEMENT BEFORE SIGNING IT BELOW

THIS AGREEMENT is made between

1	[name, home address and payroll number of Participant] employed by [insert name of employer] **("the Participant")**
2	**UNITED UTILITIES GROUP PLC** (registered number 6559020) whose registered office is at Dawson House, Great Sankey, Warrington WA5 3LW **("the Company")**;

Number of Free Shares Awarded or maximum number to be Awarded [ ] Ordinary Shares of •p each in the Company

Award Date :

Holding Period :

Performance Targets Apply : No

Yes : see below

This Agreement sets out the terms on which the Participant agrees to take part in an Award of Free Shares under the terms of the Plan and is subject to the Rules of the Plan (**"the Plan Rules"**). The definitions in the Plan Rules apply to this Agreement.

THE PARTICIPANT

1. I, the Participant, agree to accept the Free Shares in the Company which have been or may be awarded to me under the Plan.

2. I agree to leave the Free Shares in the hands of the Trustees and not to assign, charge or otherwise dispose of my beneficial interest in the Free Shares for the whole of the Holding Period, except as permitted by the Plan Rules. I acknowledge that the Company has specified the Holding Period in relation to this Award of Free Shares as being [***insert length of Holding Period - not less than three nor more than five years***] years/months from the date they are appropriated by the Trustees to me under the Plan.

3. I agree that, if the Company so directs or if the Company permits and I so choose, in each case in accordance with the Plan Rules, all dividends paid on my Free Shares will be used by the Trustees to buy more ordinary shares ("**Dividend Shares**") in the Company for me, subject to and in accordance with the rules of the Plan.

4. I agree to leave any Dividend Shares acquired for me in the hands of the Trustees and not to assign, charge or otherwise dispose of my beneficial interest in the Dividend Shares for the whole of the Holding Period in relation thereto, being three years from the date the relevant Dividend Shares are acquired for me, except as permitted by the Plan Rules.

5. I have read this Agreement and agree to be bound by it and the Plan Rules.

THE COMPANY

6. The Company agrees to arrange for Shares in the Company to be acquired by the Trustees and appropriated to the Participant as Free Shares subject to and in accordance with the Rules of the Plan.

7. [The Company has stipulated that [, pursuant to paragraph 9(3) of Schedule 2, the award of Free Shares is to be made by reference to an employee's [remuneration] [and/or] [length of service] [and/or] [hours worked] in the manner set out in the schedule to this Agreement][that Performance Allowances will apply to this Award of Free Shares, details of which are set out in the schedule to this Agreement and that, pursuant to paragraph [[41]/ [42]] of Schedule 2, [[Method 1]/[Method 2]] will apply in relation to the Award] ***[Amend as appropriate in relation to the Awards in question***].

8. [Pursuant to paragraph 32 of Schedule 2, the Company has stipulated that the Free Shares the subject of the Award will be forfeited if at any time in the period of ***[insert period of not more than three years]*** months/years beginning with the date on which the Free Shares are awarded to the Participant (which period has been specified as the Forfeiture Period in accordance with the Plan Rules):

   (a) the Participant withdraws (within the meaning of paragraph 96 of Schedule 2) his Free Shares from the Plan [in any circumstances;]/[in the following circumstances:

      (i) [specify circumstances];]

(b) the Participant ceases to be in Relevant Employment [*either* in the following circumstances:

(i) [specify circumstances other than circumstances falling within paragraph 32(2) of Schedule 2, eg gross misconduct]

For the avoidance of doubt, Free Shares will not be forfeited if the Participant ceases to be in Relevant Employment in any of the following circumstances:

(A) injury or disability;

(B) redundancy;

(C) transfer of employment to which the Transfer of Undertaking (Protection of Employment) Regulations 1981 apply;

(D) change of control or other circumstances ending the Associated Company status of the company the Participant is employed by;

(E) retirement on or after reaching the Retirement Age of 50; or

(F) death]/

[*or* in any circumstances other than:

(i) injury or disability;

(ii) redundancy;

(iii) transfer of employment to which the Transfer of Undertaking (Protection of Employment) Regulations 1981 apply;

(iv) change of control or other circumstances ending the Associated Company status of the company the Participant is employed by;

(iv) retirement on or after reaching the Retirement Age of 50; or

(v) death].

RIGHTS AND OBLIGATIONS OF THE PARTICIPANT

9. The Participant agrees that taking part in the Plan does not affect his rights, entitlements and obligations under any contract of employment between him and any of the Participating Companies and does not give rise to any rights or additional rights to compensation or damages if his employment ceases.

10. The Participant may ask the Trustees for his Free Shares and his Dividend Shares after the end of the Holding Period but acknowledges that he may have to pay income tax and national insurance contributions when they are taken out of the Plan.

11. The Participant agrees to allow the Trustees to sell some or all of his Shares to pay any income tax and/or national insurance contributions in respect of his Shares ceasing to be subject to the Plan, unless the Participant provides the Trustees in advance with sufficient funds to pay such amounts.

12. If there is a rights issue, the Participant agrees to allow the Trustee to sell some of the rights attached to his Shares in the Plan and to apply the proceeds of such sale in exercising the rights attached to other Shares held by the Participant in the Plan.

13. The Participant can at any time withdraw from this Agreement by writing to the Participating Company by which he is employed.

14. The Participant agrees and acknowledges that his withdrawal from this Agreement will not affect the terms on which he has agreed to accept any Shares that have already been awarded to him or bought for him under the terms of the Plan.

15. The Participant understands that his obligations during the Holding Period will end:

(a) if he ceases to be in Relevant Employment [and that this may lead to forfeiture of the Free Shares];

(b) if the Company terminates the Plan in accordance with clause 24 of the Trust Deed and the Participant has consented to the transfer to him of his Shares.

16. The Participant understands that his rights and obligations during and on the end of the Holding Period are subject to:

(a) the right of the Trustees to sell his Shares to meet PAYE obligations;

(b) the Trustees accepting, at the Participant's direction, an offer for his Shares in accordance with the Plan.

17. [The Participant understands and acknowledges that he will lose his Free Shares in the circumstances specified in paragraph 8.]

DIVIDEND REINVESTMENT

18 If the Company has so directed or if the Company permits and the Participant so chooses, cash dividends will, subject to paragraph 19, be used to buy Dividend Shares for the Participant.

19. Any amount of dividends on the Participant's Shares over £1,500 in any tax year will be paid to the Participant in cash.

20. Any amount of dividends on the Participant's Shares below £1,500 not used to buy Dividend Shares shall be carried forward and added to the next cash dividend to be reinvested.

The schedule to this Agreement

[INSERT HERE DETAILS OF ANY PERFORMANCE ALLOWANCES IMPOSED PURSUANT TO PARAGRAPH 34 OF SCHEDULE 2]

Signed by ....

(the Participant) Date.................200[ ].

Signed by ....

(for and on behalf of the Company) Date ....200[ ].

Appendix 2

Account No.

ShareBuy Plan

App ID No.

application form

Client Code App Type

Status:	Version 13
Date:	29-1-04
Client:	Lloyds/UU
BMS ref:	Chris

Product ID

0813-003-1

To apply to the Company to join the United Utilities ShareBuy Plan, send your completed Application Form using the enclosed reply-paid envelope to Lloyds TSB Registrars, Employee Schemes, PO Box 4083, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3BB.

PLEASE COMPLETE THE FORM IN **BLACK INK.**

☐ Please place an X in this box if any of the above information is incorrect or you wish to make any other additional comments. (Please amend the details above, and inform your payroll department.)

COMPLETE EITHER A OR B

A PARTNERSHIP SHARES – REGULAR PAYMENTS

I apply to join the United Utilities ShareBuy Plan. I authorise my employer to deduct the following amount, directly from my pay before tax and NICs to buy shares:

Minimum £10 maximum £125 a month

Example: Enter £20.00 as

£ | | | | : | 0 | 0 | a month

£ | | 2 | 0 | : | 0 | 0 |

If you are weekly paid, your payroll manager will convert the monthly amount you have indicated in the above box into a weekly amount. This will be done by multiplying the above monthly amount by 12 and then dividing by 52 (subject to an overall maximum contribution of £1,500 per tax year). Please see booklet for further details. If you wish to subsequently stop, start or change your deduction or make an additional periodic payment, you will need to complete a ShareBuy Payment Changes Form (available from payroll).

B PARTNERSHIP SHARES – PERIODIC PAYMENTS

Instead of having regular deductions each pay period, you may wish to make periodic payments (subject to an overall maximum contribution of £1,500 per tax year or 10% of your cumulative salary – please see booklet for further details). Please place an X in this box if relevant.

☐ I apply to join the United Utilities ShareBuy Plan. Please do not set up any regular monthly payments at this time. I understand I will need to complete a ShareBuy Payment Changes Form and submit it to payroll 30 days in advance of each periodic payment I wish to make into the Plan.

MATCHING SHARES

United Utilities Group PLC is pleased to offer Matching Shares on the basis of 1 Matching Share for every 5 Partnership Shares you buy. Partnership Shares are the Company's Ordinary Shares of £1. The matching ratio may be varied by the Company. The circumstances and manner in which the ratio may be varied are at the discretion of the Company but will be notified to you in advance of the purchase of the corresponding Partnership Shares. If you leave the United Utilities group, any Matching Shares you have held for 1 year or more will be retained by you. You will forfeit any

Matching Shares you have held for less than 1 year, except in special circumstances as detailed in the terms and conditions overleaf.

BANK ACCOUNT DETAILS

Please note that where you receive cash dividends and/or any non-taxable proceeds from sale of shares, these funds will be credited to your bank/building society in the following account:

Sort Code: Account No:

Only if these details are incorrect or left blank please indicate in the boxes below:

Bank Sort Code

		-			-		

Bank Account Number

Building Society Reference

DIVIDENDS

Please indicate with a cross 'X' how you would like to receive your dividends in respect of the Company's Ordinary Shares of £1 held under ShareBuy. If no box is crossed you will be deemed to have chosen to receive cash dividends.

☐ Box A Cash ☐ Box B Shares

(Subject to the maximum allowed under the regulations – see overleaf.)

PLEASE READ THE WHOLE OF THE AGREEMENT OVERLEAF BEFORE SIGNING THIS FORM. (Please note: The agreement overleaf refers to the ShareBuy Plan by its formal title, which is the United Utilities Group 2008 Share Incentive Plan.)

■ I have read the agreement overleaf and agree to be bound by it and the Rules of the United Utilities Group 2008 Share Incentive Plan.

☐ **Signature** ______________________ **Date** __________

Terms and conditions for the United Utilities Group 2008 Share Incentive Plan – ShareBuy (the "Plan") Partnership and Matching Share Agreement

This agreement is between the employee referred to overleaf (the "Participant"), United Utilities Group PLC (the "Company") and Equiniti Share Plan Trustees Limited (the "Trustee"). This agreement sets out the terms on which the Participant agrees to take part under the terms of the Plan and is subject to the rules of the Plan. Terms defined in the rules of the Plan apply to this agreement. An explanation of some of the terms is set out at the end of this agreement. In the event of any conflict between this agreement and the Trust Deed and Rules of the Plan or any applicable legislation, the Trust Deed and Rules or that legislation will prevail. This agreement will apply to any future purchases of Partnership Shares and awards of Matching Shares to the Participant under the Plan unless and until replaced by a subsequent agreement.

NOTICE TO PARTICIPANT ABOUT POSSIBLE EFFECT ON BENEFITS

Deductions from your pay to buy Partnership Shares under this agreement may affect your entitlement to, or the level of, some contributory social security benefits, statutory maternity pay and statutory sick pay.

They may also have a similar effect in respect of some contributory social security benefits paid to your wife or husband.

With this agreement you should have been given information on the effect of deductions from your pay to buy Partnership Shares on entitlement to social security benefits, statutory sick pay and statutory maternity pay. The effect is particularly significant if your earnings are brought below the lower earnings limit for National Insurance purposes, and is explained in the information: it is therefore important that you read it. If you have not been given a copy, ask your employer for it.

Otherwise, a copy may be obtained from any office of HMRC, from the website www.InlandRevenue.gov.uk, the Department of Social Security or, in Northern Ireland, the Department for Social Development. You should take the information you have been given into account in deciding whether to buy Partnership Shares.

The scheme booklet refers to HMRC leaflet reference IR177 (Share Incentive Plans and your entitlement to benefits) which gives a much fuller explanation. You can get it from your HR Department or download it from the ShareBuy section of the Knowledge Centre intranet site.

COMPANY

If we (the Company) decide to give you the opportunity to purchase Partnership Shares over any period, we will invite you to participate in the Plan. In the invitation, we will tell you:

- of the minimum and maximum amounts that you can choose to have deducted from your Salary and applied in buying Partnership Shares. Currently, this will not be less than £10 in any one month nor more than the lesser of (a) £1500 and (b) 10% of your cumulative Salary from which the deduction is made in each tax year;

- of any limit on the number of Shares available;

- of the ratio of Matching Shares to Partnership Shares (which cannot exceed 2:1) and of the circumstances and manner (if any) in which the ratio may be varied;

- of the length of the Holding Period applicable to any award of Matching Shares; and

- of the Forfeiture Period, if any, during which, if you cease to be in Relevant Employment, you may forfeit your Matching Shares and whether forfeiture will apply to some or all of your Matching Shares.

We agree to arrange for Partnership Shares, Matching Shares and, if applicable, Dividend Shares to be bought for you and awarded to you according to the rules of the Plan.

If the ratio of Matching Shares to Partnership Shares varies, we will notify you before the Partnership Shares are bought for you.

TRUSTEE

The Trustee agrees to keep your Salary deductions and any residue from a cash dividend (if Box B overleaf is marked) in a non-interest bearing account at Lloyds TSB Bank plc (or such other bank or building society as is from time to time notified to you) until they are used to buy Shares in the Company for you.

PARTICIPANT

Deductions and Partnership Shares

I, (the Participant), agree:

- to allow my employer to deduct such amount from my Salary as, in response to any invitation to buy Partnership Shares, I may authorise;

- that these deductions will be used to buy Partnership Shares for me according to the Rules of the Plan;

- that the deductions from my Salary, or the number of Shares that I receive, may be scaled down if the limit on the number of Shares set by the Company for any Award is exceeded; and

- that any deductions not used to buy Partnership Shares will be carried forward and added to the next deduction.

I understand that I may stop the deductions at any time, or restart them again, by writing to my Payroll department.

I understand that any instruction to stop deductions will be implemented within 30 days of receipt of my instructions and that any instruction to re-start deductions will be implemented on the first salary payment day which happens more than 30 days after receipt of my instructions.

I understand I may ask the Trustee for my Partnership Shares at any time, but I may have to pay income tax and National Insurance contributions if my Partnership Shares are taken out of the Plan within five years of being bought for me.

Matching Shares

I agree:

- to accept any Matching Shares awarded to me under the Plan; and

- to leave them in the hands of the Trustee, and not to assign, charge or otherwise dispose of my beneficial interest in those shares for the whole of the Holding Period of three years.

Dividends

I agree that if I marked Box A overleaf cash dividends paid on my Plan Shares will be sent in the form of a cheque to my home address, unless the Trustee holds my bank/building society details, in which case they will be sent to my bank/building society.

I understand that if I marked Box B overleaf:

- cash dividends paid on my Plan Shares (not exceeding £1500 in each tax year) will be used to buy Dividend Shares for me in accordance with the rules of the Plan; and

- any amount over £1500 in each tax year will be paid to me and that any amount below £1500 which is not used to buy Shares will be carried forward and added to the next cash dividend to be reinvested;

and I agree:

- to accept any Dividend Shares bought for me; and

- to leave them in the hands of the Trustee, and not to assign, charge or otherwise dispose of my beneficial interest in those Shares for the whole of the Holding Period of three years.

Holding Period

I understand that my obligations during the relevant Holding Period will end:

- if I cease to be in Relevant Employment, and this may lead to forfeiture of the Matching Shares (see Forfeiture of Matching Shares) but not my Dividend Shares; or

- if the Company terminates the Plan (under Clause 24 of the Trust Deed) and I have consented to the transfer of my Plan Shares to me.

I understand that my obligations during the relevant Holding Period are subject to:

- the right of the Trustee to sell my Plan Shares to meet PAYE obligations; and

- the Trustee accepting at my direction an offer for my Plan Shares in accordance with the Plan.

I understand that I may ask the Trustee for my Matching Shares and Dividend Shares (if any) to be transferred to me (or as I may direct) at any time after the end of the Holding Period, but that I may have to

pay income tax and National Insurance contributions if my Matching Shares are taken out of the Plan within five years of being awarded to me.

Forfeiture of Matching Shares

I understand that I may forfeit some or all of my matching shares in the circumstances stated below, depending on the length of the forfeiture period, if any, established by the Company from time to time:

- I cease to be in Relevant Employment; or

- I withdraw the Partnership Shares in respect of which the Matching Shares were awarded, during the Forfeiture Period unless the employment ceases for one of the following reasons:

(a) injury or disability;

(b) redundancy;

(c) transfer of employment to which the Transfer of Undertaking (Protection of Employment) Regulations 1981 (TUPE) apply;

(d) retirement on or after reaching age 50;

(e) a change of control of the company I work for, or other circumstances which vary the relationship of the company I work for to United Utilities Group PLC; or

(f) death.

General

I understand that shares and the income from them may fall in value as well as rise and I may not get back the amount invested.

I direct that all cash amounts due to me under the Plan shall be paid, after deduction of any applicable withholdings, into any bank account into which my Salary is paid or, if my Salary is not paid into a bank account, otherwise paid direct to me.

Unless I instruct the Trustee to the contrary I direct the Trustee to dispose of all of my Plan Shares as soon as practicable after I cease to be in Relevant Employment.

I agree that taking part in the Plan does not affect my rights, entitlements and obligations under my contract of employment, and does not give me any rights or additional rights to compensation or damages if my employment ceases.

I agree to allow the Trustee to sell some or all of my Plan Shares to pay any income tax and National Insurance contributions due on my Plan Shares ceasing to be subject to the Plan, unless I provide the Trustee in advance with sufficient funds to pay these amounts.

If there is a rights issue, I agree to allow the Trustee to sell some of the rights attached to my Plan Shares in order to fund the exercise of the rights attached to my other Plan Shares unless I provide cash to take up the rights in full or instruct that all rights should be sold.

I can at any time withdraw from this agreement by writing to my employer. Any unused deductions will be returned to me after the deduction of any necessary income tax or National Insurance contributions. I agree, however, that withdrawal from this agreement will not affect the terms on which I agreed to buy Plan Shares already held for me under the Plan or accept any Shares that have already been awarded to or bought for me under the Plan.

I understand that this agreement shall continue until terminated by any party giving notice to the

others.

I understand that a statement will be issued on a six monthly basis commencing no later than

Equiniti Limited

I understand that the Company and or the Trustee may delegate the performance of services and the administration of the Plan to Equiniti Limited ("Equiniti"), part of Lloyds TSB Bank plc (but Equiniti will not thereby become a party to this agreement).

I understand that I will not become a customer of Equiniti nor will I have any rights or obligations against or rights to give instructions directly to Equiniti. Equiniti may, whether itself or through other divisions or affiliates, provide banking or other services in relation to the administration of the Plan and may be compensated for these services in addition to any compensation it receives for acting as delegate of the Company and/or the Trustee or as administrator of the Plan.

Data Protection Statement

The Company, the Trustee and Equiniti give the attached information about data protection, which by signing this agreement I acknowledge that I have read and understood.

You should let us know if you think any information we hold about you is inaccurate, so that we can correct it.

The information the Company and the Trustee hold about you is confidential and will only be disclosed outside the Company, the Trustee and Equiniti in the following circumstances:

- where the law permits or it is in the public interest;

- to investigate or prevent fraud;

- to our agents in connection with running accounts and services for you;

- at your request or with your consent; and

- to any party to this agreement or their delegates so that they may update their own records about you.

You specifically consent to the sending of data we hold about you to countries outside Europe where this is required to run your account.

In accordance with the Data Protection Act 1998, you are entitled on payment of a fee, to a copy of the information held about you.

Telephone calls may be monitored or recorded.

Electronic Applications

If I apply to participate in the Plan using the electronic facility provided, the following provisions will apply.

(a) The Company and/or the Trustee and/or Equiniti have the right to withdraw the electronic application facility at any time.

(b) The Company and/or the Trustee and/or Equiniti may insist on a written application instead of an electronic application.

(c) If I apply in writing and electronically, the paper application will be given precedence.

(d) The information that I enter to gain access to the service together with my acceptance of the terms and conditions will, when I confirm my application, constitute my electronic signature.

(e) The Company and/or the Trustee and/or Equiniti may allow me to modify my application using the electronic application facility. If so, they may implement a cut-off date, after which I will no longer be able to modify my application.

(f) Excess demand on the service and circumstances beyond the Company's and/or the Trustee's and/or Equiniti reasonable control may mean it is not always possible to use the electronic application facility.

(g) The Company and/or the Trustee will take reasonable steps to ensure that the electronic application facility is available but neither they nor Equiniti are responsible for systems beyond their reasonable control or any incompatibility between my systems and the electronic application facility.

(h) I acknowledge that the electronic application facility enables me to give instructions directly to the Company and/or the Trustees. Such instructions are not to be regarded as instructions given directly to Equiniti (even if Equiniti's website or other facilities are used in connection with electronic applications).

(i) I acknowledge that the Company (and not Equiniti) is responsible for processing the electronic application, for determining how the data in the application is processed as well as for the information displayed on the electronic application.

(j) If I subscribe for Equiniti's Shareview or portfolio creation service, or any other service in connection with the Plan, Equiniti will be entitled to use and process the information which I enter to gain access to that other service.

DRAFT EAC 15.05.08

THE UNITED UTILITIES GROUP 2008 MATCHING SHARE AWARD PLAN

Shareholders' approval:	30 May 2008
Board approval:	● 2008
Expiry date:	1 July 2018

CONTENTS

Rules of
the United Utilities Group 2008
Matching Share Award Plan

1. INTERPRETATION

In these Rules:

1.1 the following expressions have the following meanings unless inconsistent with the context:

"Adjusted Automatic Percentage"	in relation to any Application, the Automatic Percentage as adjusted by the Committee in accordance with Rule 4.3;
"Adjusted Voluntary Percentage"	in relation to any Application, the Voluntary Percentage as adjusted by the Committee in accordance with Rule 4.3;
"Adoption Date"	1 July 2008;
"Announcement Date"	a day on which the Company announces its results for any period to the London Stock Exchange not being a day falling prior to the Adoption Date;
"Application"	in respect of any nomination made to an Eligible Employee, his application to the Company containing the details and instructions set out in Rule 3;
"Automatic Percentage"	in respect of a nomination made to an Eligible Employee such percentage (if any) determined by the Committee in accordance with Rule 2.2 and notified to the Eligible Employee pursuant to Rule 2.1 provided always that such percentage may not exceed twenty per cent (20%);
"Award"	an option to acquire Shares from the Trustee on the terms specified in these Rules;
"Award Certificate"	a certificate issued pursuant to Rule 4.5;
"Award Date"	the date on which an Award is granted or, where the context requires, the date upon which an Award is to be granted;
"Award Period"	each of the following periods: (a) the period of 42 days following the Adoption Date; and (b) the period of 42 days following an Announcement Date;

"Base Salary"	in respect of an Eligible Employee, the contractual salary excluding any benefits in kind or any discretionary bonuses actually received by the Eligible Employee concerned in respect of the Financial Year immediately preceding the Nomination Date specified in the relevant notification of nomination made to him pursuant to Rule 2.1;
"Beneficial Interest"	in relation to any Shares, an Eligible Employee or Participant (as the case may be) shall for the purpose of these Rules be regarded as having a beneficial interest in such Shares if: (a) he himself has beneficial ownership of those Shares; (b) his spouse or civil partner has beneficial ownership of those Shares; (c) his child or children under the age of 18 has or have beneficial ownership of those Shares; or (d) a trust under which the beneficiaries are any of the persons mentioned in any one or more of paragraphs (a), (b) or (c) of this definition, holds those Shares; and for these purposes beneficial ownership shall include the holding of the Shares in question in any PEP, ISA or other similar tax advantaged vehicle introduced by HM Revenue and Customs, for the benefit of any of the persons mentioned in any of paragraphs (a), (b) or (e) of this definition;
"the Board"	the board of directors for the time being of the Company;
"Business Day"	a day on which the London Stock Exchange is open for the transaction of business;
"the Committee"	the committee of the Board whose principal task is to consider and determine (or recommend to the Board) the remuneration (in all its forms) of, among others, executive directors of the Company or, in the absence of such a committee, such other committee, consisting principally of non-executive directors, to which the operation of the Plan may be delegated by the Board;
"the Company"	United Utilities Group PLC (registered number 6559020)

"Control"	the meaning ascribed to that term in section 995 of Income Tax Act 2007;
"Dividend Equivalent Shares"	in relation to any Award, the Shares ascertained and notionally made subject to such Award pursuant to the operation of Rules 6.1 and 6.3;
"Eligible Employee"	any person who is, at the relevant date (whether being the Award Date or Nomination Date as the context may require), a director (other than a non-executive director) or employee of any one or more companies within the Group;
"Financial Year"	a financial year of the Company as determined in accordance with the provisions of section 390 of the Companies Act 2006;
"Group"	the Company and its Subsidiaries;
"In Concert"	the meaning given to that term in The City Code on Take-overs and Mergers as amended from time to time;
"Investment Shares"	Shares acquired by the Company for and on behalf of an Eligible Employee with all or part of his Post-tax Bonus pursuant to the operation of Rules 4.2(A) and 4.2(B) or pursuant to the operation of Rules 4.3(A) and 4.3(B) as the case may be;
"ISA"	a tax advantaged HM Revenue and Customs approved Individual Savings Account;
"Issue or Reorganisation"	any capitalisation issue or rights issue (other than an issue of shares pursuant to the exercise of an option given to the shareholders of the Company to receive shares in lieu of dividend) or rights offer or any other variation in the share capital of the Company including (without limitation) any consolidation, sub-division or reduction of capital of the Company;
"the London Stock Exchange"	means the London Stock Exchange plc or any successor body thereto;
"Market Value"	as at the date in question, the market value of a Share being:

(a) if the Shares are for the time being admitted to trading on the Official List of the UK Listing Authority, the middle market quotation for a Share derived from the daily Official List of the London

Stock Exchange dated the Business Day immediately preceding the date in question; or

(b) if the condition referred to in paragraph (a) above is not satisfied, the value of a Share as determined in accordance with Part 8 of the Taxation of Chargeable Gains Act 1992 as at the date in question;

"Matching Shares" in respect of an Award, such number of Shares as is determined in accordance with Rule 4.2(C) or Rule 4.3(D) as the case may be, such number of Shares being enhanced, if applicable by the operation of Rules 6.1(B) and 6.3(B) in relation to such Award;

"Maximum Voluntary Percentage" in respect of a nomination made to an Eligible Employee such percentage (if any) determined by the Committee in accordance with Rule 2.2 and notified to that Eligible Employee pursuant to Rule 2.1;

"Model Code" the Model Code on Directors' Dealings in Securities as set out in Annex 1 to listing Rule 9 of the Listing Rules issued by the UK Listing Authority (as amended from time to time) and any other agreement, arrangement, condition or contract adopted or entered into by the Company as contains provisions similar in purpose and effect (as the case may be);

"Nomination Date" the date upon which the Committee nominates an Eligible Employee to participate in the Plan on any occasion;

"Participant" a person who holds an Award and, where the context so requires, the legal personal representatives of such person and "**Participants**" shall be construed accordingly;

"PEP" a tax advantaged HM Revenue and Customs approved Personal Equity Plan;

"Performance Certificate" a notification to be delivered pursuant to Rule 7.1;

"Performance Conditions" the performance conditions imposed by the Trustee pursuant to Rule 4.4 in relation to an Award and specified in the Award Certificate in relation to that Award subject to any adjustment thereof in accordance with Rule 7.4;

"Performance Period" in relation to an Award, the period determined by the Trustee and specified in the Award Certificate in relation to such Award provided always that such period shall in no

circumstances be less than three years in duration;

"the Plan"	the United Utilities Group PLC 2008 Matching Share Award Plan established by the adoption of these Rules and as from time to time amended in accordance with the provisions of these Rules;
"Post-tax Bonus"	an amount equal to the Pre-tax Bonus after deduction of all income tax and employee's national insurance contributions therefrom;
"Pre-tax Bonus"	the annual performance related bonus to be paid to the Eligible Employee nominated pursuant to Rule 2.1 and earned by him in respect of the Financial Year immediately preceding the Nomination Date in question before the deduction of any income tax or employee's national insurance contributions therefrom;
"Return Date"	in respect of any nomination notified to an Eligible Employee pursuant to Rule 2.1, the date upon which his Application must be received by the Company in order for him to participate in the Plan in relation to the nomination concerned;
"Shares"	fully paid ordinary shares in the capital of the Company or, as the context may require, shares for the time being representing the same in consequence of any Issue or Reorganisation and "**Share**" shall be construed accordingly;
"Subsidiary"	any company which is for the time being a subsidiary (as defined in section 1159 of the Companies Act 2006) of the Company and is under the Control of the Company and "**Subsidiaries**" shall be construed accordingly;
"Trust"	the United Utilities Employee Share Trust established by a trust deed dated 21 August 1996 and made between the United Utilities PLC (1) and United Utilities Employee Share Trust Limited (2) as from time to time amended or varied and any other trust for the benefit of Eligible Employees amongst others;
"Trustee"	the trustee or the trustees for the time being of the Trust;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part 4 of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List in accordance with Part 4 of the Financial

Services and Markets Act 2000;

"Voluntary Percentage" in respect of an Eligible Employee the percentage selected by that Eligible Employee in accordance with Rule 3.1(B) and specified by him in the relevant Application;

1.2 references to any statutory provisions will, where the context so admits or requires, be construed as including references to the corresponding provisions of any earlier statute (whether repealed or not) directly or indirectly amended, consolidated, extended or replaced by those provisions or re-enacted in those provisions, and of any subsequent statute in force at any relevant time directly or indirectly amending, consolidating, extending, replacing or re-enacting the same, and will include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

1.3 references to persons shall include bodies corporate, unincorporated associations and partnerships;

1.4 any reference to a Rule is a reference to one of these Rules;

1.5 any reference to the masculine shall include the feminine as the context shall admit or require;

1.6 the headings are inserted for convenience only and shall not affect the interpretation of these Rules; and

1.7 any reference to "income tax and employee's national insurance" shall, in the context of any Participant who is resident in any jurisdiction outside of the United Kingdom, include a reference to any taxation or social security payable in that other jurisdiction which is equivalent or similar to income tax and employee's national insurance and where any such taxation or social security in that other jurisdiction is payable directly by the Participant to the appropriate authority (as opposed to by way of deduction from the Participant's remuneration in question), any reference to "all income tax and employee's national insurance deducted from" or to "after deduction of all income tax and employee's national insurance" shall include or otherwise take into account the amount of any such taxation or social security in that other jurisdiction which the Participant is liable to pay directly to the appropriate authority.

1.8 A Participant shall for the purposes of the Plan be treated as being in **"Qualifying Service"** at any time if at that time he is a director, other than a non-executive director, or an employee of any member of the Group.

2. NOMINATIONS TO PARTICIPATE

2.1 The Committee may, in its absolute discretion, at any time nominate any Eligible Employee to participate in the Plan. It shall notify the Eligible Employee concerned of such nomination by giving him notice of that nomination. The notice shall be in such form as the Committee determines but shall include a statement of:

(A) the Nomination Date;

(B) the Automatic Percentage (if any is to be specified in respect of that nomination);

(C) the Maximum Voluntary Percentage (if any is to be specified in respect of that nomination);

(D) the Return Date; and

(E) the limit contained in Rule 5.5 and how it will be operated and that a scaling back of the number of Shares that may otherwise be subject to any Award may occur where the limit set out in Rule 5.5 would be breached if such Award were not so scaled back.

2.2 The Committee shall determine the Automatic Percentage (if any is to be specified in relation to the nomination concerned and subject always to the maximum limit on the level of percentage set out in the definition of that term) and the Maximum Voluntary Percentage (if any is to be specified in relation to the nomination concerned), having regard to the limit contained in Rule 5.5.

3. APPLICATION FOR INVESTMENT SHARES

3.1 Any Eligible Employee who has received a notice of his nomination to participate in the Plan pursuant to Rule 2:

(A) must, where such notification has specified an Automatic Percentage, if he wishes to participate in the Plan in respect of that nomination complete an Application which contains an instruction that he wishes the Company to withhold from his Post-tax Bonus an amount equal to the Automatic Percentage of his Post-tax Bonus and apply this amount, acting solely as his agent, in the acquisition of Shares for and on his behalf; and

(B) may, where such notification specifies a Maximum Voluntary Percentage but subject to Rule 3.2, in his absolute discretion instruct the Company in the Application relating to such nomination to withhold from his Post-tax Bonus an amount equal to a percentage selected by him (provided that it does not exceed the Maximum Voluntary Percentage specified in that nomination) of his Post-tax Bonus and apply this amount, acting solely as his agent, in the acquisition of Shares for and on his behalf.

3.2 Any Eligible Employee whose notice of nomination contained a statement of both the Automatic Percentage and a statement of the Maximum Voluntary Percentage applicable to such Eligible Employee may instruct the Company pursuant to Rule 3.1(B) in his Application relating to that nomination if and only if that Application also contains the instruction referred to in Rule 3.1(A).

3.3 Any Application made by an Eligible Employee pursuant to Rule 3.1 must be received by the Company no later than the Return Date stated in the notice of nomination in respect of which the Application is being made in order to be valid and the Committee shall have the absolute discretion not to act upon any Application received by the Company after the Return Date.

4. ACQUISITION OF INVESTMENT SHARES AND GRANT OF AWARDS

4.1 In relation to any Eligible Employee who has returned a valid Application by the relevant Return Date, the Committee shall determine the number of Shares over which an Award is to be granted

but such number may not exceed the number of Shares (rounded down to the nearest whole number of Shares) that could be acquired with an amount equal to the aggregate of:

(A) two times the Automatic Percentage (if any has been specified in that Application) of the relevant Pre-tax Bonus the subject of such Application; and

(B) the Voluntary Percentage (if any has been specified in that Application) of the relevant Pre-tax Bonus the subject of such Application

on the assumption that the price payable for a Share is equal to its Market Value on the Award Date.

4.2 In relation to any Eligible Employee who has returned a valid Application by the relevant Return Date, if the number of Shares determined in accordance with Rule 4.1 does not have an aggregate Market Value that exceeds the limit specified in Rule 5.5:

(A) the Company shall pursuant to the instruction, if any, given in accordance with Rule 3.1(A) in the Application concerned but subject always to the Rules, on the Award Date acquire for and on behalf of the Eligible Employee concerned and acting solely as his agent, such number of Shares (using a Market Value of a Share as at the Award Date) as may be purchased with an amount equal to the Automatic Percentage of his Post-tax Bonus (rounded down to the nearest whole number of Shares);

(B) the Company shall pursuant to the instruction, if any, given in accordance with Rule 3.1(B) in the Application concerned but subject always to the Rules, on the Award Date acquire for and on behalf of the Eligible Employee concerned and acting solely as his agent, such number of Shares (using a Market Value of a Share as at the Award Date) as may be purchased with an amount equal to the Voluntary Percentage of his Post-tax Bonus (rounded down to the nearest whole number of Shares);

(C) the Trustee may on the Award Date (following a recommendation by the Committee), subject always to Rule 5, grant an Award to the Eligible Employee over such number of Shares as was determined by the Committee pursuant to Rule 4.1; and

(D) the Company shall return to the Eligible Employee any sums remaining from the Automatic Percentage and/or Voluntary Percentage of his Post-tax Bonus after the acquisition of the Shares on the Eligible Employee's behalf pursuant to Rule 4.2(A) and/or 4.2(B).

4.3 In relation to any Eligible Employee who has returned a valid Application by the relevant Return Date, if the number of Shares determined in accordance with Rule 4.1 has an aggregate Market Value that exceeds the limit specified in Rule 5.5, the Committee shall, in its sole discretion, adjust any one or more of the Automatic Percentage and the Voluntary Percentage specified in such Application and replace it with such percentage, in each case that would, if Rule 4.1 was reapplied using such adjusted percentage or percentages, result in a number of Shares (rounded down to the nearest whole number of Shares) that had an aggregate Market Value that did not exceed the limit specified in Rule 5.5 and then:

(A) the Company shall pursuant to the instruction, if any, given in accordance with Rule 3.1(A) in the Application concerned but subject always to the Rules, on the Award Date acquire for and on behalf of the Eligible Employee concerned and acting solely as his agent, such number of Shares (using a Market Value of a Share as at the Award Date) as may be purchased with an amount equal to the Adjusted Automatic Percentage of his Post-tax Bonus (rounded down to the nearest whole number of Shares);

(B) the Company shall pursuant to the instruction, if any, given in accordance with Rule 3.1(B) in the Application concerned but subject always to the Rules, on the Award Date acquire for and on behalf of the Eligible Employee concerned and acting solely as his agent, such number of Shares (using a Market Value of a Share as at the Award Date) as may be purchased with an amount equal to the Adjusted Voluntary Percentage of his Post-tax Bonus (rounded down to the nearest whole number of Shares);

(C) any amount of the relevant Post-tax Bonus of an Eligible Employee that cannot be used to acquire Shares pursuant to an instruction contained in that Eligible Employee's Application by virtue of an adjustment made by the Committee under this Rule 4.3 shall be returned to the Eligible Employee concerned by the Company as soon as reasonably practicable after such adjustment has occurred; and

(D) the Trustee may on the Award Date (following a recommendation by the Committee), subject always to Rule 5, grant an Award to the Eligible Employee over such number of Shares as was determined by the Committee pursuant to Rule 4.1 as applied using the Adjusted Automatic Percentage in substitution for the Automatic Percentage and/or Adjusted Voluntary Percentage in substitution for the Voluntary Percentage and which accordingly do not have an aggregate Market Value that exceed the limit contained in Rule 5.5.

4.4 In making any Award under the Plan, the Trustee shall determine that the exercise of such Award shall be conditional on the satisfaction of one or more performance or other conditions determined by the Trustee on the recommendation of the Committee before such Award is made. Any such Performance Conditions may provide that the Award shall become exercisable in respect of a given number or proportion of the Matching Shares comprised in the Award according to whether, and to the extent to which such condition or conditions are met,

4.5 Each Award shall be granted by the execution and delivery by the Trustee as a deed of an Award Certificate in respect of that Award. Each Award Certificate shall as soon as reasonably practicable after execution and delivery by the Trustee (and in any event within 14 days thereafter) be issued to the relevant Participant and shall be in such form as the Committee may from time to time determine, specifying (inter alia) the following:

(A) the Award Date of the Award;

(B) the number of Matching Shares over which the Award is granted;

(C) the Performance Period;

(D) details of any Performance Conditions imposed in relation to the Matching Shares subject to the Award;

(E) that the ability to exercise the Award over the Matching Shares is subject to the satisfaction of the Performance Conditions set out in the Award Certificate; and

(F) the fact that the Award may be renounced as provided in Rule 4.6.

4.6 Any Eligible Employee to whom an Award is granted may, by notice to the Trustee given within 30 days after the Award Date in question, renounce in whole or in part his rights under the Award. In such a case, the Award shall (to the extent renounced) be treated, for all purposes of the Plan, as never having been granted and (if already issued) an Award Certificate shall be returned to the Trustee for cancellation or (in the case of renunciation in part) for amendment. No consideration shall be payable by the Trustee for any such renunciation. For the avoidance of doubt, any renunciation of an Award made by an Eligible Employee pursuant to this Rule 4.6 shall not entitle him to receive any payment of the Post-tax Bonus used to acquire Investment Shares nor oblige the Company or any other third party to pay such Post-tax Bonus (or any part of it) or an equivalent amount to such Eligible Employee.

4.7 An Award shall be personal to the Participant to whom it is granted and shall not be transferable or assignable (save in the event of a transfer to the legal personal representatives of the Participant following the Participant's death). An Award shall not be charged, pledged or otherwise encumbered and any purported assignment, charge, disposal or dealing with the rights and interest of the Participant under the Plan shall render the Award void.

4.8 No Award shall confer any beneficial interest in any Share which is the subject of such Award (and no Participant shall be entitled to any dividends paid or other distributions made, or to exercise or direct the exercise of voting rights or any other rights, in respect of any such Share) prior to the occurrence of the Participant exercising such Award.

4.9 No monetary consideration shall be payable for the making or grant of an Award or in respect of the exercise of an Award.

5. RESTRICTIONS ON THE GRANTING OF AWARDS

5.1 Subject to Rule 5.2, no Award shall be granted to an Eligible Employee except during an Award Period.

5.2 The Committee may recommend to the Trustee and the Trustee may make an Award or Awards at any time not within an Award Period at which the Committee considers that exceptional circumstances exist which justify the making of an Award or Awards. Furthermore, if by reason of the Model Code or any statute or any regulation or order made thereunder or any governmental directive the Trustee shall be restricted from granting Awards within an Award Period, Awards may be granted within the 42 days following the lifting of such restrictions.

5.3 No Award shall in any circumstances be granted after 1 July 2018 and an Award may only be granted to a person who is an Eligible Employee at the Award Date.

5.4 No Award shall be granted to an Eligible Employee and no Instruction to acquire Shares for and on behalf of an Eligible Employee given under any Application made by such Eligible Employee shall be acted upon at a time when such grant to such Eligible Employee or such acquisition of Shares for and on his behalf would be in breach of the Model Code.

5.5 In no circumstances, shall the aggregate Market Value of the Shares subject to any Award (measured as at the Award Date) made to an Eligible Employee in any Financial Year exceed his Base Salary.

5.6 The Committee must make sure that the nominal amount of Shares over which Awards are granted on any date does not exceed either of the limits set out in Rules 5.8 and 5.9. This limitation only applies to Awards which are to be satisfied by the issue of new Shares or the transfer of treasury shares.

5.7 For the purposes of Rules 5.8 and 5.9:

(A) "**allocate**" means the issue of new shares or the transfer of treasury shares by the Company or the old company in respect of a person's rights under an award;

(B) an "**award**" means any option or other right to acquire or receive shares whether conditional or unconditional and whether or not for payment;

(C) a "**discretionary scheme**" means an employee share scheme in which those taking part are senior employees and directors chosen at the discretion of the body administering the scheme;

(D) an "**employee share scheme**" means any scheme for employees which has been approved by the Company or the old company in general meeting;

(E) "**equity share capital**" has the same meaning as in section 548 of the Companies Act 2006 and, for the avoidance of doubt, includes any shares held as treasury shares;

(F) the "**old company**" means United Utilities PLC (incorporated in England and Wales with No. 2366616);

(G) "**treasury shares**" has the same meaning as in Chapter 6 of the Companies Act 2006;

(H) no account will be taken of shares acquired by an employee or former employee (or the personal representatives of such a person) where the shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of acquisition is borne by the employee or former employee (or his estate);

(I) subject to (J), no account will be taken of an award if and to the extent that the Committee considers that it will be satisfied by the transfer of existing shares (other than treasury shares);

(J) any shares allocated or remaining to be allocated to the trustees of any trust which were used or which are to be used to satisfy awards granted under an employee share

scheme must be treated as having been allocated or as remaining to be allocated in respect of those awards unless the shares were acquired by the trustees pursuant to a rights issue or other opportunity offered to the trustees in respect of shares other than shares previously allocated to them; and

(K) where an award was granted to an individual in consideration of the release by the individual of an award previously granted to him under an employee share scheme, then the earlier award shall be ignored and the later award shall be deemed to have been granted at the same time as the earlier award.

5.8 The limit for this Rule is 10% of the nominal amount of the Company's equity share capital on the day before the Award Date, less the aggregate of the nominal amounts of:

(A) shares allocated in respect of awards granted within the previous 10 years under any employee share scheme;

(B) shares remaining to be allocated in respect of awards granted within the previous 10 years under any employee share scheme; and

(C) shares allocated on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

5.9 The limit for this Rule is 5% of the nominal amount of the Company's equity share capital on the day before the Award Date, less the aggregate of the nominal amounts of

(A) shares allocated in respect of awards granted within the previous 10 years under any discretionary scheme;

(B) shares remaining to be allocated in respect of awards granted within the previous 10 years under any discretionary scheme; and

(C) shares allocated on the same date or within the previous 10 years under any discretionary scheme otherwise than in respect of an award.

6. DIVIDEND EQUIVALENT SHARES

6.1 Whenever a dividend or other cash distribution is (or has been) paid or made by the Company in respect of Shares at any time during the period starting at the commencement of the Performance Period relating to a subsisting Award and ending on the issue of the Performance Certificate relating to such Award, there shall, in relation to such subsisting Award, be separately ascertained the whole number of Shares which could have been purchased with a sum as nearly as possible equal to but not exceeding the aggregate cash amount of the dividend or distribution so paid or made, in respect of the number of Shares subject to the Award in question.

6.2 For the purpose of determining the number of whole Shares that could have been acquired pursuant to Rule 6.1 with any distribution or dividend so made or paid, the price payable for a Share shall be the price per Share equal to the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange for the day on which such dividend or

distribution is paid or made or, if such day is not a Business Day, the Business Day next following such day.

6.3 The number of Shares so ascertained in accordance with Rule 6.1 shall in relation to:

(A) dividends or distributions made or paid on or after the commencement of the Performance Period relating to the Award in question but before its Award Date, be notionally added to and form part of the Matching Shares subject to the Award with effect from its Award Date;

(B) dividends or distributions made or paid after the Award Date of the Award in question, be notionally added to and form part of the Matching Shares subject to the Award with effect from the date of payment of such dividend or making of such distribution;

and shall be taken into account in any further application of Rule 6.1.

6.4 For the avoidance of doubt, any Participant whose Award is enhanced by the operation of Rules 6.1 and 6.3 shall not be entitled to the Dividend Equivalent Shares either legally or beneficially and shall only have the right to acquire such Dividend Equivalent Shares (or a proportion of them) upon the exercise of the Award concerned and at no other time before such exercise. Furthermore, for the avoidance of doubt, Rule 6.1 shall not be applied in respect of any dividends or distributions made or paid in respect of Shares subject to an Award where the making or payment of such dividend or distribution occurs after the issue of the Performance Certificate relating to the Award in question, its lapse or exercise.

7. PERFORMANCE CONDITIONS

7.1 As and when the Performance Conditions governing the ability to exercise an Award over the Matching Shares have been satisfied (either in whole or in part), the Committee shall notify the Participant and the Trustee.

7.2 To the extent to which the Performance Conditions have not been satisfied so that an Award does not become exercisable in respect of all of the Matching Shares subject to such Award, such Award shall lapse immediately in respect of the Matching Shares over which the Award is no longer exercisable and the Participant shall cease to have any entitlement to exercise his Award in respect of such Matching Shares.

7.3 If the Committee becomes aware that the Performance Conditions cannot be satisfied to any extent, the Committee shall notify the Participant and the Award shall immediately lapse and cease to be capable of exercise in respect of the Matching Shares subject to such Award.

7.4 If an event occurs which causes the Committee reasonably to consider that the Performance Conditions subject to which any outstanding Award has been made are no longer appropriate, the Committee may in its absolute discretion (provided that, for the avoidance of doubt, the Committee shall not be obliged in any circumstances to exercise such discretion in favour of the Participant) recommend the Trustee to waive or vary the Performance Conditions in such a way as, in the reasonable opinion of the Committee, produces a fairer measure of performance of the Company for the Performance Period. If:

(A) the Trustee accepts the recommendations of the Committee; and

(B) in the case of any variation, the varied Performance Conditions are, in the reasonable opinion of the Committee, not materially more difficult to satisfy than the original Performance Conditions would have been had the event in question not occurred,

any such outstanding Award shall then take effect subject to the Performance Conditions as varied or waived. The Committee shall notify any Participant who is affected by any variation or waiver of the Performance Conditions pursuant to this Rule 7.4 and such notice will set out the details of the varied Performance Conditions or waiver.

7.5 Notwithstanding any other provisions in these Rules, the Performance Conditions imposed on an Award shall not be treated as having been satisfied (either in whole or in part) or failed unless and until the Committee has so notified the Participant.

8. EXERCISE OF AWARDS

8.1 An Award shall, save as otherwise provided in Rule 10, only be capable of exercise on one occasion and to the extent not so exercised shall lapse.

8.2 Subject to Rules 9 and 10, an Award may only be exercised if the Participant holding such Award has been in Qualifying Service throughout the period commencing on the Award Date and ending at the end of the applicable Performance Period. In such case, his Award may be exercised in relation to the Matching Shares subject to the Award, to the extent to which the Performance Conditions relating to such Matching Shares have been satisfied at any time during the period commencing on the day immediately following the issue of the Performance Certificate and ending three months thereafter or, if such exercise is or has been prevented by virtue of Rule 9.1 and the last day of such three month period has elapsed, the period ending 30 days after the first day on which Rule 9.1 no longer applies to prevent the exercise of the Award.

8.3 In order to exercise an Award, the Participant shall deliver to the Trustee a notice in a form and manner approved by the Committee specifying the number of Shares in respect of which the Award is being exercised. Any notice served pursuant to this Rule 8.3 shall (unless otherwise agreed by the Company and the Participant) take effect on the day it is actually delivered and such day shall constitute for all purposes, except solely for the purposes of Rule 10.7, the date of exercise of the Award in question.

8.4 All transfers of Shares (and the issue of a definitive share certificate) shall be made within 30 days of the date of exercise of the relevant Award. At the request of a Participant, the Trustee may in its absolute discretion resolve to transfer some or all of the Shares to be acquired on the exercise of an Award to such other person or persons as may be nominated by the Participant.

8.5 Shares transferred on the exercise of an Award shall be transferred without the benefit of any rights attaching to the Shares by reference to a record date preceding the date of such exercise.

8.6 As a condition of exercise of an Award:

(A) the Participant shall agree to indemnify the Company, his employer and any other person in respect of any amounts of income tax for which the Company, his employer or any other person is obliged to account under the Pay-As-You-Earn system or in respect of employee's National Insurance Contributions (or any taxation or social security payable in any jurisdiction outside the United Kingdom which is equivalent or similar to Pay-As-You-Earn income tax and employee's National Insurance Contributions) arising from the exercise of his Award (or which would not otherwise have arisen but for the grant of the Award to the Participant); and

(B) the Participant shall agree (unless such requirement is waived by the Committee) to indemnify, the Company, his employer or any other person who is liable to account for secondary Class 1 National Insurance Contributions as a result of the exercise of an Award by the Participant in respect of any secondary class 1 National Insurance Contributions (or where legally possible, their equivalent in any jurisdiction outside the United Kingdom) arising as a result of or in connection with the exercise of his Award.

8.7 The Board may make such regulations as it considers desirable to ensure the receipt of such amounts referred to in Rule 8.6 including, but not limited to, retaining the power to sell (or request the Trustee to sell) sufficient of the relevant Shares which would otherwise have been received by the Participant in order to discharge the relevant liability (after deduction of relevant expenses).

9. RESTRICTIONS UPON THE EXERCISE OF AWARDS AND LAPSE OF AWARDS

9.1 No Participant shall in any circumstances be entitled to exercise an Award at any time when such exercise would be in breach of the Model Code.

9.2 Notwithstanding any other Rule, an Award shall lapse on the happening of the earliest of the following events:

(A) where Rule 7.3 applies, the issue by the Committee of the relevant notification referred to therein in respect of all of the Matching Shares subject to such Award;

(B) where Rule 7.2 applies, the receipt by the Trustee of the relevant Performance Certificate, but only to the extent of the Matching Shares subject to such Award which are no longer capable of exercise as determined in accordance with the relevant Performance Certificate;

(C) the tenth anniversary of the Award Date of the Award concerned in respect of all the Matching Shares subject to the Award;

(D) the Participant ceasing to be in Qualifying Service during the applicable Performance Period, in respect of the Matching Shares subject to Award save to the extent (if any) to which the Trustee permits him (or his personal representatives) to exercise the Award over such Matching Shares pursuant to Rules 10.1, 10.2, 10.3 or 10.4;

(E) the expiry of the period permitted for the exercise of the Award by the Participant's personal representatives in accordance with Rule 10.1, Rule 10.3 or Rule 10.4 in respect of all the Matching Shares subject to the Award;

(F) the expiry of the period permitted for exercise by the Participant of the Award in accordance with Rule 10.2 in respect of all the Matching Shares subject to the Award unless the Participant shall die during such period;

(G) the expiry of the applicable period for exercise referred to in Rule 8.2 in respect of all the Matching Shares subject to the Award;

(H) the expiry of the period notified by the Trustee to the Participant concerned in accordance with Rule 10.8 in respect of all the Matching Shares subject to the Award;

(I) the passing of a resolution for the voluntary winding up of the Company or the making of an order for its compulsory winding up in respect of all the Matching Shares subject to the Award;

(J) the Participant becoming bankrupt in respect of all the Matching Shares subject to the Award;

(K) where Rule 9.3 applies;

(L) the first anniversary of the death of the Participant in respect of all the Matching Shares subject to the Award; and

(M) the expiry of the period referred to in Rule 10.13, where such Rule applies in respect of all the Matching Shares subject to the Award.

9.3 Subject to Rule 9.4 but notwithstanding any other provision of these Rules, if at any time before the end of the Performance Period relating to an Award (or, if earlier, the time that it first becomes capable of exercise in accordance with these Rules) the Participant holding such Award ceases to have a Beneficial Interest in the Investment Shares (or any of them) to which the Award relates, the Award concerned will lapse immediately upon the cessation of that Participant's Beneficial Interest in the Investment Shares concerned (or any of them). For the avoidance of doubt, this clause shall be interpreted so that if the Participant concerned ceases to have a Beneficial Interest in even just one of the Investment Shares to which an Award relates, the Award in question shall, subject to Rule 9.4, lapse immediately in its entirety upon the cessation of such Beneficial Interest.

9.4 In the event of a Participant ceasing to have a Beneficial Interested in the Investment Shares (or any of them) to which an Award relates prior to the end of the Performance Period relating to that Award (or, if earlier, the time that it first becomes capable of exercise in accordance with these Rules), the Committee may, in its sole discretion, determine that Rule 9.3 shall not apply to the cessation of the Participant's Beneficial Interest in the Investment Shares concerned so that the relevant Award does not lapse as specified in Rule 9.3, provided always that the Committee may impose such conditions as it, in its sole discretion, deems appropriate upon the Participant concerned which must be satisfied in order for the Committee to disapply the operation of Rule 9.3.

10. RIGHT TO EXERCISE AWARD IN SPECIAL CIRCUMSTANCES

10.1 In the event of the death of the Participant during the Performance Period of an Award while he is in Qualifying Service and prior to the occurrence of any such event as is referred to in any of Rules 10.6, 10.7, 10.8 and 10.9, the Award may, at the discretion of the Trustee (but subject to the consent of the Committee), be exercised (in so far as it shall not have lapsed under any other Rule) by the Participant's personal representatives over such number of Matching Shares determined by the Trustee in accordance with Rule 10.10 during the period of 12 months following the date of the Participant's death.

10.2 In the event of a Participant ceasing to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 10.6, 10.7, 10.8 and 10.9, by reason of:

(A) retirement on or after reaching his contractual retirement date (or, if there is no such date, the date on which the Participant has reached the age at which he is no longer permitted to work without the consent of his employer);

(B) redundancy (within the meaning of the Employment Rights Act 1996);

(C) injury, disability or ill-health (evidenced to the satisfaction of the Company and the Trustee);

(D) the company by which he is employed ceasing to be a member of the Group;

(E) the undertaking in which he is employed being sold or transferred outside the Group; or

(F) other special circumstances as determined by the Trustee with the consent of the Committee,

the Award may, at the discretion of the Trustee (but subject to the consent of the Committee), be exercised (in so far as it shall not have lapsed under any other Rule) over such number of Matching Shares as is determined in accordance with the Performance Conditions but then so reduced in accordance with Rule 10.11 during, subject to Rule 10.13, such period following the issue of the Performance Certificate in respect of the Award at the conclusion of the Performance Period as the Trustee shall determine. Alternatively, the Trustee may, in its discretion but subject to the consent of the Committee, permit the Award to be exercised at any time during, subject to Rule 10.13, a period of 3 months immediately following the cessation of Qualifying Service of the Participant concerned, over such number of Matching Shares as the Trustee may determine in accordance with Rule 10.10.

10.3 In the event of the death of the Participant:

(A) after the end of the Performance Period of an Award and before the tenth anniversary of its Award Date; or

(B) while he is entitled to exercise an Award pursuant to Rule 10.2,

his personal representatives may exercise that Award (in so far as it shall not have lapsed under any other Rule) during the period of 12 months following the date of the Participant's death, in any case where Rule 10.3(A) is applicable, over such number of Matching Shares as is determined in accordance with the Performance Condition but, in the case of his death while he was entitled to exercise the Award pursuant to Rule 10.2, only to the extent to which he was permitted to exercise such Award in accordance with Rule 10.2.

10.4 In the event of the death of the Participant after he has ceased to be in Qualifying Service and before an Award has become exercisable or vested in accordance with Rule 10.2 and prior to the occurrence of any such event as is referred to in any of Rules 10.6, 10.7, 10.8 and 10.9, the Award may, at the discretion of the Trustee (but subject to the consent of the Committee), be exercised (in so far as it shall not have lapsed under any other Rule) over such number of Matching Shares to the extent determined by the Trustee in accordance with Rule 10.10 during such period (not exceeding 12 months) after the date of the Participant's death as the Trustee may determine.

10.5 If a Participant ceases to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 10.6, 10.7, 10.8 and 10.9 for any reason other than those specified in Rules 10.1, 10.2, 10.3 and 10.4, the Award shall lapse immediately upon cessation of Qualifying Service.

10.6 In the event that notice is given to shareholders of the Company of a resolution to approve the reconstruction or demerger of the Company or of any other member of the Group, the Trustee may make such provision for the variation of the terms of any Award and/or the applicable Performance Conditions and/or for early exercise (in whole or in part) of Awards as the Trustee shall, in the exercise of its discretion (having regard to the recommendation of the Committee), consider appropriate to take proper account of such circumstances, provided that:

(A) in exercising such discretion for this purpose the Trustee shall have due regard to the object and purposes of the Company and the Trustee in establishing the Plan;

(B) no such provision shall be made without the consent of the Committee; and

(C) no such provision shall take effect so as to abrogate the rights of a Participant without the Trustee first obtaining his consent.

10.7 If a general offer is made to acquire the whole or part of the issued ordinary share capital of the Company (or such part of such capital as is not then owned by the offeror or any company Controlled by the offeror and/or any persons acting in Concert with the offeror) as a result of which the offeror (or any such companies and/or persons as aforesaid) may gain Control of the Company then the Trustee may (with the consent of the Committee) serve a notice on each Participant at any time before the later of the date on which Control of the Company passes and the date on which any condition subject to which the offer is made has been satisfied (**"the Take-over Date"**) which permits a Participant, to exercise any Award then held by him (to the extent that it has not lapsed) over such number of Matching Shares as is determined in accordance with Rule 10.12 during the period commencing on the date of such notice and expiring on the Take-over Date provided that any such exercise shall be conditional upon and shall not take effect until immediately before the Take-over Date and if the Take-over Date does not arise, the exercise of

Awards pursuant to this Rule 10.7 shall be null and void and all such Awards shall remain in force and may be subsequently exercised in accordance with and subject to these Rules

10.8 If during the Performance Period of an Award any person:

(A) obtains Control of the Company as a result of making a general offer:

(i) to acquire the whole of the issued share capital of the Company made subject to a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(ii) to acquire all the shares in the Company which are of the same class as the Shares;

(B) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 Companies Act 2006; or

(C) becomes bound or entitled to acquire Shares under sections 974 to 991 (inclusive) Companies Act 2006;

in circumstances where no notice has been served on the Participant pursuant to Rule 10.7, the Award may, at the discretion of the Trustee (but subject to the consent of the Committee and subject to Rule 10.6), be exercised (in so far as it shall not have lapsed under any other Rule) over such number of Matching Shares as is determined in accordance with Rule 10.12 within such reasonable period as the Trustee shall determine and notify to the Participant notwithstanding that such exercise is within the Performance Period of the Award.

10.9 In the event of notice being given to shareholders of the Company during the Performance Period of any Award convening a meeting to consider a resolution for the members' voluntary winding up of the Company, the Award may, at the discretion of the Trustee (but subject to the consent of the Committee), be exercised (in so far as it shall not have lapsed under any other Rule) over such number of Matching Shares determined by the Trustee in accordance with Rule 10.12 at any time before the commencement of the winding up, notwithstanding that such exercise or vesting is within the Performance Period.

10.10 An Award may only be exercised over any Matching Shares in the circumstances set out in Rules 10.1, 10.2 or 10.4 if and to the extent that the Trustee, acting on the recommendation of the Committee, is satisfied that the Performance Conditions have been satisfied on such modified basis as it thinks fit over the period from the beginning of the Performance Period to the date on which the Participant ceased to be in Qualifying Service and, for the purpose of determining the number of Matching Shares in respect of which the Award may be exercised as a consequence of the extent (if any) to which the Performance Conditions have been so satisfied, the maximum number of Matching Shares comprised in the Award (including for the avoidance of doubt any Dividend Equivalent Shares notionally added to the Matching Share by virtue of the operation of Rule 6.3.2) shall be such reduced number as is determined in accordance with Rule 10.11.

10.11 For the purpose of calculating the number of Matching Shares in respect of which an Award may be exercised by the Participant or which may be permitted to vest pursuant to any of Rules 10.1,

10.2 and 10.4, the maximum number of Matching Shares comprised in the Award shall be reduced to the proportion of the number of Matching Shares comprised in the Award which equals the proportion which the number of days which have elapsed from and including the first day of the applicable Performance Period to and including the day upon which the Participant ceased to be in Qualifying Service bears to the number of days in the Performance Period.

10.12 Awards may only be exercised in respect of Matching Shares in the circumstances set out in Rule 10.7, 10.8 or 10.9 if and to the extent that the Trustee, acting on the recommendation of the Committee, considers it fair and reasonable taking into account the extent to which the Performance Conditions applied over such modified period as the Trustee considers appropriate have been satisfied and such other criteria as the Trustee in its discretion considers relevant.

10.13 If an Award which has become capable of exercise pursuant to Rule 10.2 has not actually been exercised and such exercise is or has been prevented by virtue of Rule 9.1 and the last day of the period allowed for exercise under the relevant Rule has elapsed, the Award shall be capable of exercise (but only to the extent allowed pursuant to Rule 10.2) for a period ending 30 days after the first day on which Rule 9.1 no longer applies to prevent the exercise of the Award.

11. ADJUSTMENT OF AWARDS

11.1 Upon the occurrence of an Issue or Reorganisation or in such other circumstances as the Committee considers appropriate, the number of Shares (and/or their denomination) comprised in each Award may be adjusted in such manner as the Trustee may consider appropriate (after taking into account the wishes of the Committee).

11.2 Notice of any adjustments made pursuant to Rule 11.1 shall be given to the Participants by the Trustee, which may call in Award Certificates for endorsement or replacement.

12. COSTS

Any costs relating to the introduction and administration of the Plan shall be payable by the Company.

13. ADMINISTRATION

13.1 The Committee shall have power from time to time to make and vary such regulations (not being inconsistent with these Rules) for the implementation and administration of the Plan as it thinks fit.

13.2 Any notice or document to an Eligible Employee or Participant may be given either personally or through the internal post or by sending it by ordinary post, e-mail or facsimile or by other electronic means (including the internet and the intranet) to the address or number given by that person.

13.3 Where a notice or document is sent to an Eligible Employee or Participant by ordinary post, it will be treated as being received 72 hours after it was put into the post properly addressed and stamped. In all other cases, the notice or document will be treated as received when it is given.

13.4 All notices and documents given or sent to Eligible Employees or Participants will be given or sent at the risk of the addressee. Neither the Company nor any subsidiary nor the Trustee has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

13.5 A notice or document to the Company or the Trustee must be given by such means as the Committee may from time to time decide. Such means may include, but not be limited to, delivering it personally or through the internal post to the recipient's registered office or principal place of business or by sending it by facsimile or e-mail or other electronic means (including the internet and the intranet).

13.6 Unless otherwise agreed by the Company, a notice or document given to the Company or the Trustee will only be effective once it is received by the recipient.

13.7 All notices and documents given or sent to the Company or the Trustee will be given or sent at the risk of the sender. Neither the Company nor any subsidiary nor the Trustee has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

13.8 A Participant shall not be entitled to receive copies of any notice or other document sent by the Company to its shareholders.

13.9 The Company shall make returns of all Awards granted and exercised and shall provide such other information relating to Participants as may be from time to time required by the HM Revenue and Customs.

14. GENERAL

14.1 The decision of the Committee in any dispute or question concerning the construction or effect of the Plan or any other questions arising in connection with the Plan shall be final and conclusive.

14.2 The Board may at any time resolve to terminate the Plan in which event no further Awards shall be granted but the provisions of the Plan shall in relation to Awards then subsisting continue in full force and effect.

14.3 Notwithstanding any other provision of these Rules:

(A) the Plan shall not form any part of any contract of employment between the Company or any Subsidiary and any employees of any of those companies, and it shall not confer on any such employees any legal or equitable rights (other than those constituting the Awards themselves) against the Company or any Subsidiary, directly or indirectly, or give rise to any cause of action in law or in equity against the Company or any Subsidiary;

(B) the benefits to Eligible Employees and Participants under the Plan shall not form any part of their wages or remuneration or count as pay or remuneration for pension fund or other purposes;

(C) In no circumstances shall any Eligible Employee on ceasing to hold the office or employment by virtue of which he is or may be eligible to participate in the Plan be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Plan which he might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise.

14.4 By accepting the grant of an Award and not renouncing it, a Participant shall be deemed to have agreed to the foregoing provisions of this Rule 14.

14.5 Any new Shares issued under the Plan must rank equally in all respects with other Shares then in issue except for rights which attach to Shares by reference to a record time or date prior to the time or date of issue.

14.6 The Company must apply to the UK Listing Authority to have any new Shares issued under the Plan admitted to the Official List and to the London Stock Exchange for permission to trade in those Shares. The Company need not do so, however, if the Shares are not traded on the London Stock Exchange.

15. AMENDMENTS TO THESE RULES

15.1 These Rules may be amended by resolution of the Board from time to time in any manner subject to the following provisions of this Rule 15:

15.2 Subject as provided in Rule 15.3, no amendments shall be made to the following provisions of this Plan which are to the advantage of Participants (present or future) without the prior approval of shareholders in general meeting:

(A) the persons to whom Shares are provided under the Plan;

(B) the limitations on the number or amount of Shares subject to the Plan;

(C) the maximum entitlement for any Eligible Employee;

(D) the basis for determining an Eligible Employee's entitlement to Shares or Awards and for the adjustment thereof;

(E) the terms of Awards; and

(F) Rules 15.2 and 15.3.

15.3 The Board may make any minor amendments to benefit the administration of the Plan and amendments, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Participant, the Company or any Subsidiary.

15.4 Subject to Rule 15.3, no amendments shall be effective materially to abrogate or alter adversely any rights then subsisting of Participants except with such consent or sanction on the part of the Participants as would be required under the provisions of the Company's Articles of Association if

the Awards constituted a single class of capital (or, where the Board deems it appropriate, two or more classes of capital according to the periods, as determined by the Board, in which the Award Dates fall) and as if such provisions applied mutatis mutandis thereto.

15.5 These Rules may be amended by resolution of the Board to provide for the collection or re-imbursement of amounts in respect of which Participants are obliged to account to the Company or their employer(s) under the terms of the indemnity and the condition of exercise contained in Rule 8.6, provided that any such amendment shall apply equally to Awards granted but not exercised prior to the date of such amendment as to Awards granted after that date.

16. OVERSEAS EMPLOYEES

Notwithstanding any other provisions of these Rules, the Committee may, in respect of an Award granted to an Eligible Employee who is or who may become primarily subject to taxation on his remuneration outside the United Kingdom, amend or alter the provisions of any Award to take account of relevant overseas taxation or securities law provided that the Committee shall not make any such amendment or alteration which would result in an Eligible Employee being granted an Award upon terms more favourable than the terms upon which the Award could have been granted if the Eligible Employee was subject to taxation on his remuneration primarily within the United Kingdom.

17. DATA PROTECTION

17.1 By participating in the Plan, the Participant consents to and authorises the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan, including but not limited to:

(A) administering and maintaining records relating to Participants;

(B) providing information to trustees of any employee benefit trust (including but not limited to the Trust) or other third party administrators involved directly or indirectly in the operation of the Plan;

(C) providing information relating to Participants in connection with the operation of the Plan to HM Revenue and Customs; and

(D) providing information to potential purchasers of the Company or the business by which the Participant is employed.

DRAFT (2) EAC 2.06.08

THE UNITED UTILITIES GROUP 2008 SAVINGS-RELATED SHARE OPTION SCHEME

Shareholders' approval:	30 May 2008
Board approval:	● 2008
Expiry date:	1 July 2018
HMRC Ref:	SRS ●

Rules of
the United Utilities Group 2008
Savings-Related Share Option Scheme

1 **Definitions**

1.1 In these Rules, unless the context otherwise requires:

"**the Acquiring Company**" has the meaning given thereto in Rule 11;

"**the Adoption Date**" means the date on which this Scheme is adopted by the Company;

"**Announcement Date**" means a day on which the Company announces its results for any period to the London Stock Exchange not being a day falling prior to the Commencement Date;

"**Associated Company**" has the meaning given thereto by paragraph 35(4) of Schedule 3;

"**the Auditors**" means the auditors for the time being of the Company;

"**the Board**" means the board of directors of the Company for the time being or a duly constituted committee thereof;

"**the Bonus Date**" means, in relation to any Option:

(a) where the Participant enters into a five-year Savings Contract in connection with the grant of such Option and the Total Savings under such five-year Savings Contract is taken as including the maximum bonus, the earliest date on which the maximum bonus is payable under such five-year Savings Contract following 60 monthly payments; or

(b) where the Participant enters into a five-year Savings Contract in connection with the grant of such Option and the Total Savings under such five-year Savings Contract is taken as including the standard bonus only, the earliest date on which the standard bonus is payable under such five-year Savings Contract following 60 monthly payments; or

(c) where the Participant enters into a three-year Savings Contract in connection with the grant of such Option, the earliest date on which the bonus is payable under such three-year Savings Contract following 36 monthly payments;

"**Business Day**" means a day on which the London Stock Exchange is open for business in London;

"**the Commencement Date**" means the date upon which this Scheme shall be approved by HMRC;

"**the Company**" means United Utilities Group PLC (registered No. 6559020);

"**control**" has the meaning given thereto for the purposes of section 719 of the ITEPA 2003;

"Date of Grant" means, in relation to any Option, the date on which such Option is granted;

"EBT" means an employee benefit trust established for the benefit of persons who include substantially all of the persons who are Eligible Employees;

"EBT Trustees" means the trustee or trustees for the time being of any EBT;

"Eligible Employee" means a person who is a director or employee of a Participating Company and who:

(a) either:

(i) is at the relevant Invitation Date a full-time director of, or, not being a director, an employee of, a Participating Company at that date and for not less than a continuous period determined by the Board (not being more than four years and ten months) ending on such Invitation Date has been a director or employee of that Participating Company (counting employment during any part of that period by any other company which at the relevant Invitation Date is a Participating Company as employment by the first mentioned Participating Company) and whose earnings in respect of his office or employment are (or would be if there were any) general earnings to which section 15 of the ITEPA 2003 applies and those earnings are (or would be if there were any) earnings for a tax year in which the person is ordinarily resident in the United Kingdom; or

(ii) (not being a non-executive director) is designated by the Board as an Eligible Employee; and

(b) is not ineligible to participate in the Scheme by virtue of the provisions of paragraph 11 of Schedule 3;

and for the purposes of this definition "full-time" in relation to a director shall mean that such director normally works a minimum of 25 hours per week (excluding meal breaks) for any Participating Company or Participating Companies;

"Grantor" means any person (including, but not limited to, any EBT Trustees) who, pursuant to an agreement with the Company, has agreed to grant, or (as the case may require) has granted, an Option to acquire Scheme Shares from him;

"HMRC" means HM Revenue & Customs;

"Invitation Date" means a date on which the Board invites Eligible Employees to apply for the grant of an Option;

"Invitation Period" means a period commencing on the fourth Business Day after an Announcement Date and ending on the forty second day after such Announcement Date;

"ISA" means an account of the kind described in the Individual Savings Account Regulations 1998 (S.I. 1998/1870);

"ITEPA 2003" means Income Tax (Earnings and Pensions) Act 2003;

"the London Stock Exchange" means London Stock Exchange plc;

"Market Value" means, on any day, the market value of a Scheme Share determined in accordance with Part 8 Taxation of Chargeable Gains Act 1992 and agreed between the Company and the Shares Valuation Division of the Inland Revenue for the purpose of this Scheme on or before that day.

"the Maximum Total Savings" means, subject to Rule 4.3, the sum of the periodic contributions to be made under the Savings Contract and the bonus payable on the Bonus Date;

"the Minimum Monthly Saving" means the sum (being a multiple of £1 and being not less than £5 nor more than the figure for the time being specified in paragraph 25(3)(b) of Schedule 3) determined by the Board pursuant to Rule 3.2 in relation to any invitation to be issued under Rule 3.1 as being the minimum monthly saving for which applications pursuant to such invitation may be made;

"New Right" has the meaning given thereto in Rule 11;

"Option" means a right to acquire Scheme Shares to be granted in accordance with this Scheme or which has been so granted and is still subsisting;

"the Option Price" means the price per Scheme Share payable on the exercise of an Option as determined under Rule 7;

"ordinary share capital" has the meaning given thereto by section 989 of the Income Tax Act 2007 and "ordinary share" shall be construed accordingly;

"Participant" means any person who has been granted an Option under this Scheme and reference to a Participant shall include, where the context so admits or requires, his personal representatives;

"Participating Company" means:

(a) the Company;

(b) any other company to which this Scheme for the time being extends in accordance with Rule 2;

"Relevant Electronic System" means a computer-based system, enabling title to units of a security to be evidenced and transferred without a written instrument, which complies with all relevant statutory requirements, the Uncertificated Securities Regulations 1995 and all requirements of the London Stock Exchange in force for the time being and to which shares in the Company of the same class as Scheme Shares have been admitted;

"these Rules" means the rules of this Scheme including any amendments effected in accordance with Rule 14 from time to time in force;

"**Savings Contract**" means a contract under a certified contractual savings scheme (within the meaning of section 703(1) of the Income Tax (Trading and Other Income) Act 2005) entered into with a savings vehicle nominated by the Board and which has been approved for the purposes of Schedule 3 by HMRC;

"**Schedule 3**" means Schedule 3 to the ITEPA 2003;

"**this Scheme**" means the scheme constituted by and in accordance with these Rules;

"**Scheme Share**" means a fully paid share forming part of the ordinary share capital of the Company which satisfies the conditions of Part 4 of Schedule 3;

"**the Specified Age**" means the age of 60 years;

"**Total Savings**" means the sum of:

(a) the periodic contributions made under the Savings Contract, other than any the due date for payment of which falls more than one month after the date on which repayment is made under the Savings Contract; and

(b) unless the Maximum Total Savings have in accordance with Rule 4.3 been treated as not including a bonus on the repayment under the Savings Contract, either:

(i) if the date on which repayment is made under the Savings Contract is before the Bonus Date, a sum equal to interest on such periodic contributions at the rate receivable under the Savings Contract, or

(ii) if the Bonus Date shall have occurred on or before the date on which repayment is made under the Savings Contract, the bonus payable on the Bonus Date.

1.2 For the purposes of Rules 5.1, 8 and 9, a Participant shall be in "Qualifying Service" if and so long as he is a director or employee of any Participating Company and references to ceasing to be in Qualifying Service shall be construed accordingly.

1.3 In these Rules, unless the context otherwise requires;

(a) words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations;

(b) references to any statute or statutory provision shall include (i) any subordinate legislation made under it, and (ii) any provision superseding it or re-enacting it (whether with or without modification);

(c) references to a Rule or Rules are to a rule or rules of this Scheme; and

(d) the descriptive headings to Rules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of these Rules.

2 Participating Companies

2.1 The Board may by resolution extend this Scheme to:

(a) any company which is both under the control of the Company and is a subsidiary of the Company within the meaning of section 1159 Companies Act 2006 (whether incorporated in any part of the United Kingdom or elsewhere); and

(b) subject to and with effect from the approval in writing of HMRC thereto:

(i) any company which falls within Rule 2.2; and

(ii) where this Scheme has been extended to a company falling within Rule 2.2, any company which falls within Rule 2.3 in relation to such first mentioned company.

2.2 A company falls within this Rule 2.2 where:

(a) such company is not under the control of any single person;

(b) two persons jointly control such company and one of such persons is the Company; and

(c) a savings-related share option scheme established by the other of the persons mentioned in Rule 2.2(b) has not been extended to such company.

2.3 A company falls within this Rule 2.3 where:

(a) such company is controlled by a company falling within Rule 2.2 to which this Scheme has been extended; and

(b) a savings-related share option scheme established by the other of the persons mentioned in Rule 2.2(b) has not been extended to such company.

2.4 Where any of the requirements of Rules 2.2(a) and 2.2(b) cease to apply to a company falling within Rule 2.2 to which this Scheme has been extended, this Scheme shall thereupon cease to extend to such company and to any other company which is controlled by such company unless such company thereupon comes under the control of the Company.

2.5 Where a company falling within Rule 2.3 to which this Scheme has been extended ceases to be controlled as described in Rule 2.3(a), this Scheme shall thereupon cease to extend to such company unless such company thereupon comes under the control of the Company.

3 Invitations to apply for Options

3.1 While this Scheme subsists the Board, on behalf of the Company and/or any other Grantor, may invite all Eligible Employees to apply for the grant of an Option:

(a) within the period of 42 days commencing on the Commencement Date; or

(b) during any Invitation Period commencing on or after the Commencement Date; or

(c) at any other time at which the Board resolves that exceptional circumstances exist which justify the grant of Options;

provided that, if, by reason of statute, order, rule, regulation or government directive or by reason of any undertaking or agreement to which the Company may for the time being be a party, whether as a condition of or in consequence of its ordinary share capital being listed on or dealt in on any recognised stock exchange or otherwise, the Board shall be restricted from inviting applications for Options within the period referred to in paragraph (a) or within any Invitation Period, applications may be invited within the period of 42 days after the lifting of such restrictions.

3.2 In respect of each invitation made pursuant to Rule 3.1, the Board shall determine:

(a) whether each Eligible Employee may in connection with his application for the grant of an Option:

(i) only enter into a three-year Savings Contract; or

(ii) only enter into a five-year Savings Contract; or

(iii) at his election, enter into either a three-year Savings Contract or a five-year Savings Contract;

(b) where an Eligible Employee may enter into a five-year Savings Contract, whether:

(i) the Maximum Total Savings shall be taken as including the maximum bonus only; or

(ii) the Maximum Total Savings shall be taken as including the standard bonus only; or

(iii) the Maximum Total Savings shall be taken as including the standard bonus unless the Eligible Employee elects that it shall be taken as including the maximum bonus;

(c) the Option Price, which, in a case where an Eligible Employee may select either a three-year Savings Contract or a five-year Savings Contract, may differ depending on such selection;

(d) the Minimum Monthly Saving;

(e) the limit applicable to such invitation in accordance with Rule 4.4; and

(f) the closing date for applications, which shall not be less than 14 days nor more than 21 days after the relevant Invitation Date;

and shall specify its determination in such invitation.

4 **Applications for Options**

4.1 Each application for an Option under this Scheme shall be made, by the closing date specified in accordance with Rule 3.2, in such form as the Board may require and shall be accompanied by a proposal form for a single Savings Contract which has been duly completed and signed by the applicant. Such form of application shall provide for the applicant:

(a) to specify the amount (being a multiple of £1 and not less than the Minimum Monthly Saving) which the Eligible Employee wishes to save each month under the Savings Contract, subject to the limit determined in accordance with Rule 4.4, and whether he is applying for a three-year Savings Contract or a five-year Savings Contract;

(b) where the applicant applies for a five-year Savings Contract and the Board has determined that each Eligible Employee may elect whether the Maximum Total Savings shall be taken as including the maximum bonus, to elect whether the Maximum Total Savings under such five-year Savings Contract shall be taken as including the maximum bonus;

(c) to authorise the Participating Company by whom the Eligible Employee is from time to time employed to deduct such amount (or such lesser amount as is appropriate to the reduced amount determined in accordance with Rule 4.3) from his pay; and

(d) to authorise the said proposal form to be completed or amended to give effect to any scaling down made in accordance with Rule 4.3.

4.2 The number of Scheme Shares comprised in an Option shall be equal to the number (without involving fractions of a Scheme Share) which can be acquired at the Option Price with an amount which is as nearly as possible equal to but does not exceed the Maximum Total Savings (as reduced by the application of Rule 4.3 where appropriate) of the Participant under the Savings Contract entered into by him in connection with the grant of that Option.

4.3 In the event that, following any invitation issued by the Company pursuant to Rule 3.1, the Company receives valid applications which (but for the provisions of this Rule 4.3) would result in the grant of Options over a number of Scheme Shares in excess of that permitted under Rule 6 or that which the Board may in its discretion determine appropriate to permit reasonable participation in the Scheme by Eligible Employees at subsequent Invitation Dates, the Board shall take one or more of the following steps (a) to (d) (the order of such steps being determined at its discretion) to the extent necessary to eliminate the excess:

(a) any election for the maximum bonus to be included in the repayment under the Savings Contract shall be ignored so that the Maximum Total Savings shall include only the standard bonus; and/or

(b) the excess over the Minimum Monthly Saving of the monthly savings contribution chosen by each applicant shall be reduced pro rata to the extent necessary; and/or

(c) the Maximum Total Savings shall be treated as including no bonus on the repayment under the Savings Contract; and/or

(d) the Board shall determine a sum pursuant to Rule 4.4(b) (or, if it shall previously have so determined a sum, a reduced sum) and monthly savings contributions chosen by applicants in excess of such sum or reduced sum shall be reduced accordingly;

and thereafter, if each of the above steps has been taken to the maximum extent, with the result that all monthly savings contributions have been reduced to an amount equal to the Minimum Monthly Saving, but there remains an excess, the Board shall take the following steps (e) and (f) successively to the extent necessary to eliminate the remaining excess:

(e) where Eligible Employees have been invited to apply for a three-year Savings Contract and/or a five-year Savings Contract, each application for a five-year Savings Contract shall be deemed to be an application for a three-year Savings Contract with a monthly savings contribution equal to the Minimum Monthly Saving; and then

(f) applications shall be selected by lot, each based on a monthly savings contribution equal to the Minimum Monthly Saving and on the basis that the Maximum Total Savings are treated as including no bonus on the repayment under the Savings Contract.

4.4 The limit referred to in Rule 4.1 in respect of any invitation issued by the Company pursuant to Rule 2.1 is the lesser of:

(a) the maximum permitted by paragraph 25(3)(a) of Schedule 3; and

(b) £250 per month or such lesser sum, if any, (being a multiple of £1 and not less than the Minimum Monthly Saving) as the Board shall determine in respect of that invitation in accordance with Rule 3.2(e).

5 Grant of Options

5.1 The Company shall in accordance with Rule 4 determine the number of Scheme Shares in respect of which an Option is to be granted to each applicant and subject to Rule 4 Options will be granted by the Company or the relevant Grantor to those who have applied hereunder and who are still in Qualifying Service at the relevant Date of Grant, within 30 days (or, if Rule 4.3 applies, 42 days) following the third Business Day immediately preceding the relevant Invitation Date provided that an Option may not granted to an applicant who, on the Date of Grant, is not eligible to participate in the Scheme by virtue of the provisions of paragraph 11 of Schedule 3.

5.2 No monetary payment to the Company or any Grantor shall be required from a Participant in consideration for the grant of an Option.

5.3 The grant of an Option hereunder shall be evidenced by a certificate issued by the Company to each Participant specifying the Date of Grant, the number of Scheme Shares over which the Option is granted and the Option Price thereof.

5.4 No Options may be granted under this Scheme after 1 July 2018 but any rights of Participants then subsisting shall remain in force.

6 **Limits on the issue of Scheme Shares**

6.1 The Board must make sure that the nominal amount of Shares over which Options are granted on any date does not exceed the limit set out in Rule 6.3. This limitation only applies to Options which are to be satisfied by the issue of new Shares or the transfer of treasury shares

6.2 In this Rule 6:

(a) **"allocate"** means the issue of new shares or the transfer of treasury shares by the Company or the old company in respect of a person's rights under an award;

(b) an **"award"** means any option or other right to acquire or receive shares whether conditional or unconditional and whether or not for payment;

(c) an **"employee share scheme"** means any scheme for employees which has been approved by the Company or the old company in general meeting;

(d) **"equity share capital"** has the same meaning as in section 548 of the Companies Act 2006 and, for the avoidance of doubt, includes any shares held as treasury shares;

(e) the **"old company"** means United Utilities PLC (incorporated in England and Wales with No. 2366616);

(f) **"treasury shares"** has the same meaning as in Chapter 6 of the Companies Act 2006;

(g) no account will be taken of shares acquired by an employee or former employee (or the personal representatives of such a person) where the shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of acquisition is borne by the employee or former employee (or his estate);

(h) subject to (i), no account will be taken of an award if and to the extent that the Board considers that it will be satisfied by the transfer of existing shares (other than treasury shares);

(i) any shares allocated or remaining to be allocated to the trustees of any trust which were used or which are to be used to satisfy awards granted under an employee share scheme must be treated as having been allocated or as remaining to be allocated in respect of those awards unless the shares were acquired by the trustees pursuant to a rights issue or other opportunity offered to the trustees in respect of shares other than shares previously allocated to them; and

(j) where an award was granted to an individual in consideration of the release by the individual of an award previously granted to him under an employee share scheme, then the earlier award shall be ignored and the later award shall be deemed to have been granted at the same time as the earlier award.

6.3 The limit for this Rule is 10% of the nominal amount of the Company's equity share capital on the day before the Date of Grant, less the aggregate of the nominal amounts of:

(a) shares allocated in respect of awards granted within the previous 10 years under any employee share scheme;

(b) shares remaining to be allocated in respect of awards granted within the previous 10 years under any employee share scheme; and

(c) shares allocated on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

7 Option Price and variations in share capital

7.1 Subject to Rule 7.2, the Option Price in respect of any Scheme Share comprised in an Option shall be such amount as the Board may determine (subject, in the case of an Option to be granted by a Grantor, to the agreement of such Grantor) prior to the grant of such Option not being manifestly less than:

(a) while ordinary shares in the Company of the same class as Scheme Shares are listed on the London Stock Exchange, either:

(i) 80 per cent. of the average of the middle market quotations of such an ordinary share as derived from the Daily Official Lists of the London Stock Exchange dated the three Business Days immediately preceding the relevant Invitation Date; or

(ii) the middle market quotation of such an ordinary share as derived from the Daily Official List of the London Stock Exchange dated such other day as HMRC may agree; or

(b) in any other case, 80 per cent. of the Market Value of a Scheme Share on the relevant Invitation Date;

provided that, in the case of an Option requiring the Company to issue any unissued Scheme Share upon exercise thereof, the Option Price shall not be less than the nominal value of a Scheme Share.

7.2 In the event of a capitalisation issue or a rights issue or a subdivision, consolidation or reduction of share capital of the Company or any other variation of share capital, the number of Scheme Shares comprised in an Option and the Option Price thereof shall, subject to Rule 7.3, be adjusted by the Board in such manner and with effect from such date as it may determine (if at all) to be appropriate (not excluding retrospective adjustments where such variation occurs after the date of exercise of an Option but the record date relating to such variation precedes such date of exercise) provided that:

(a) any such adjustments shall be made on the basis that the total Option Price originally payable by a Participant on full exercise of his Option shall as nearly as practicable remain unchanged;

(b) no adjustment shall be made in the event of a capitalisation issue made for the purpose of a scrip dividend to which section 249 of the Income and Corporation Taxes Act 1988

applies, unless such scrip dividend is an enhanced scrip dividend in which event the adjustment shall be limited to that necessary to take account of so much of the ordinary share capital issued which would not have been issued but for such enhancement;

(c) where the Option was granted by any Grantor, no adjustment shall be made without the prior written approval of such Grantor; and

(d) no adjustment shall be made without the prior approval of HMRC

and provided further that the issue of shares or securities as consideration for an acquisition shall not be regarded as a circumstance requiring any such adjustment.

7.3 The Option Price of an Option may be adjusted to a price less than the nominal value of a Scheme Share provided that, in the case of an Option requiring the Company to issue unissued Scheme Shares, if at the date of exercise of such Option and the date of allotment of the relevant Scheme Shares the Board:

(a) does not have authority to effect capitalisation of part of the reserves of the Company in an amount ("the Relevant Amount") equal to the difference between the adjusted Option Price payable in respect of the Scheme Shares to be issued on exercise and the nominal value of such Scheme Shares ("the Relevant Authority"); or

(b) has the Relevant Authority, but the Company has no reserves for capitalisation; or

(c) has the Relevant Authority, but the Company has insufficient reserves available for capitalisation to capitalise the Relevant Amount in respect of all the Scheme Shares to be issued in respect of which the Option is being exercised;

the adjusted Option Price of such Option shall be the nominal value of a Scheme Share. To the extent that any Option requiring the Company to issue unissued Scheme Shares is exercised at an Option Price which is less than the nominal value of a Scheme Share, the Board shall resolve to capitalise the Relevant Amount.

8 <u>Exercise of Option</u>

8.1 It shall be a condition of the exercise of an Option under this Scheme that the Scheme Shares acquired on such exercise shall be paid for with monies not exceeding the amount of Total Savings under the Savings Contract entered into by the Participant in connection with the grant of the Option concerned.

8.2 Subject to the provisions of this Rule 8 and of Rule 9, an Option may be exercised only within the following periods:

(a) the period of six months following the Bonus Date under the relevant Savings Contract;

(b) if the Participant ceases to be in Qualifying Service by reason of injury, disability or redundancy (within the meaning of the Employment Rights Act 1996) or retirement on reaching the Specified Age or any other age at which he is bound to retire in accordance with the terms of his contract of employment (see Rule 8.3), the period of six months

following such cessation but not later than six months after the Bonus Date of the relevant Savings Contract;

(c) if such Option shall have been granted more than three years prior to the time when the Participant ceases to be in Qualifying Service by reason of retirement (otherwise than in circumstances falling within Rule 8.2(b)):

(i) at any age before the Specified Age or the age at which he is bound to retire in accordance with terms of his contract of employment (see Rule 8.3), at which he may be permitted by the Participating Company by which he is employed to take early retirement; or

(ii) at any age after the Specified Age,

the period of six months following such cessation but not later than six months after the Bonus Date of the relevant Savings Contract;

(d) if a Participant ceases to be in Qualifying Service by reason only that:

(i) his office or employment is in or with a company of which the Company ceases to have control, or

(ii) his office or employment relates to a business or part of a business which is transferred to a person who is not the Company, an associated company (within the meaning of paragraph 47 of Schedule 3) of the Company or a company of which the Company has control,

the period of six months following such cessation but not later than six months after the Bonus Date of the relevant Savings Contract;

(e) if the Participant dies whilst in Qualifying Service or whilst he is entitled to exercise the Option by virtue of Rule 8.2(a), Rule 8.2(b), Rule 8.2(c) or Rule 8.2(d):

(i) where his death occurs prior to the Bonus Date of the relevant Savings Contract, the period of 12 months after the date of his death; or

(ii) where his death occurs within six months after the said Bonus Date, the period of 12 months after the said Bonus Date;

(f) where the Participant continues to be in Qualifying Service after the date on which he reaches the Specified Age, the period of six months following attainment of such age but not later than six months after the Bonus Date of the relevant Savings Contract; and

(g) in the circumstances set out in and the periods specified in Rule 10.

8.3 A Participant is to be treated as bound to retire if his employer has notified or should have notified the Participant in accordance with paragraph 3 of Schedule 6 to The Employment Equality (Age) Regulations 2006 (the "**Regulations**") and:

(i) the contract of employment ends on the intended date of retirement (as defined in paragraph 1 of schedule 6 to the Regulations); or

(ii) the contract of employment ends on such date as is agreed between the Participant and his employer pursuant to the exercise of statutory right to request not to retire under paragraph 5 of schedule 6 to the Regulations.

8.4 For the purposes of Rules 8.2(b), 8.2(c) and 8.2(d), a Participant shall not be treated as ceasing to be in Qualifying Service until such date as he no longer holds any office or employment in the Company or any Associated Company of the Company and the periods of six months referred to in those Rules will not start until the day after that date.

8.5 No Option may be exercised:

(a) by a Participant who is excluded by paragraph 11 of Schedule 3; or

(b) unless:

(i) the Participant is at the date of such exercise a director or employee of a Participating Company; or

(ii) the exercise is within six months after the Bonus Date under the relevant Savings Contract and at the Bonus Date the Participant holds an office or employment in a company which is not a Participating Company but which is:

(A) an Associated Company of the Company, or

(B) a company of which the Company has control; or

(iii) the exercise is pursuant to Rule 8.2(b), Rule 8.2(c), Rule 8.2(d) or Rule 8.2(e).

8.6 An Option shall be exercisable during the periods referred to in Rule 8.2 by the Participant delivering to the Company at its registered office or such other place as it may specify for this purpose a notice in such form as the Board may from time to time determine specifying the Option to be exercised. With such notice the Participant shall deliver or cause to be delivered a remittance for the total Option Price for the number of Scheme Shares in respect of which the Option is exercised, such remittance not exceeding the Total Savings, together with evidence of closure of the Participant's Savings Account relating to such Option. The date of receipt by the Company as aforesaid of such notice together with such remittance shall be the date upon which the Option is deemed to be exercised. Payment of such remittance to the Company shall be a good discharge to the Participant whether the Option in question was granted by the Company or any Grantor and whether the Company shall satisfy its obligations arising upon exercise of an Option granted by it by issuing Scheme Shares or by procuring any person to transfer Scheme Shares to the relevant Participant. No Participant shall be concerned to see to the application of such remittance paid to the Company.

8.7 If on any exercise of an Option the remittance referred to in Rule 8.6 is less than the amount required to pay for all the Scheme Shares in respect of which the Option is exercisable, the Option shall be deemed to have been exercised in respect of such whole number of Scheme

Shares as may be acquired with the amount of the remittance and the Option to the extent not so deemed to be exercised shall immediately lapse.

8.8 All grants of Options and transfers, allotments and issues of Scheme Shares to a Participant hereunder will be subject to the obtaining of any necessary consents under any relevant enactments or regulations for the time being in force and it shall be the responsibility of the Participant to comply with any requirements to be fulfilled in order to obtain or obviate any such consents.

8.9 Upon exercise of any Option granted by the Company, the Company shall either:

(a) issue and allot to the Participant the Scheme Shares to which he is entitled; or

(b) transfer, or arrange for the transfer of, those Scheme Shares to the Participant,

in each case not more than 28 days after the exercise of the Option, provided that a Participant shall be entitled to direct the Company to issue and allot, or procure the transfer of, any Scheme Shares to which he may be entitled upon exercise of an Option either to a person who is his nominee or to the person entitled and required to hold qualifying investments for the stocks and shares component of an ISA of the Participant.

8.10 Upon exercise of any Option granted by a Grantor, the Grantor shall:

(a) deliver to the Company a duly completed and executed stock transfer form in favour of the Participant in respect of the Scheme Shares to which he is entitled; or

(b) give the appropriate instructions to enable the transfer of such Scheme Shares to the Participant to be made and evidenced by means of a Relevant Electronic System;

in each case not more than 28 days after the exercise of the Option, provided that a Participant shall be entitled to direct the Grantor to transfer any Scheme Shares to which he may be entitled upon exercise of an Option either to a person who is his nominee or to the person entitled and required to hold qualifying investments for the stocks and shares component of an ISA of the Participant.

8.11 The Company shall pay or procure the payment of all stamp duty or stamp duty reserve tax payable on or in respect of any transfer of Scheme Shares made in accordance with Rule 8.9 or Rule 8.10.

8.12 Scheme Shares issued on the exercise of an Option shall rank in full for, and Scheme Shares transferred on the exercise of an Option shall be transferred free from all liens, charges and encumbrances and together with the right to receive and retain, all dividends or other distributions paid or made on the ordinary share capital of the Company of the same class as the Scheme Shares by reference to a record date occurring on or after the date of allotment or transfer and shall in all other respects rank pari passu with such ordinary share capital of the Company then in issue.

8.13 If ordinary share capital of the Company of the same class as Scheme Shares is listed on the London Stock Exchange at the date upon which an Option is exercised, the Company shall,

within 28 days after the exercise of such Option, make application to the UK Listing Authority for the admission to the Official List of any unissued Scheme Shares issued by it as a result of such exercise and to the London Stock Exchange for permission to trade in those Shares.

9 **Lapse of Option and renunciation**

9.1 An Option shall immediately lapse and cease to be exercisable upon whichever is the earliest of:

(a) the Participant ceasing, before the Bonus Date, to hold any office or employment in the Company or any Associated Company of the Company otherwise than in any circumstances to which Rule 8.2(b), Rule 8.2(c), Rule 8.2(d) or Rule 8.2(e) applies;

(b) save where Rule 8.2(e) applies, the expiry of six months following the Bonus Date of the relevant Savings Contract;

(c) save where Rule 8.2(e) applies by reason of the death of the Participant after such cessation and subject to Rule 8.4, the expiry of the period of six months after the Participant has ceased to be in Qualifying Service in any of the circumstances to which Rule 8.2(b), Rule 8.2(c) or Rule 8.2(d) applies;

(d) the expiry of the period referred to in Rule 8.2(e);

(e) its lapsing as provided in Rule 8.7 to the extent therein specified;

(f) its lapsing as provided in Rule 10;

(g) the Participant:

(i) making a written application to the nominated savings vehicle for repayment under the related Savings Contract, or

(ii) giving notice to the nominated savings vehicle that he intends to stop paying contributions under the related Savings Contract, or

(iii) failing to pay a monthly contribution under the related Savings Contract on or before the due date on seven occasions,

in each case before the earliest date on which the Option becomes exercisable under Rule 8.2; and

(h) the Participant being adjudicated bankrupt.

9.2 A Participant may renounce any Option granted to him (in whole but not in part) by serving notice in writing on the Board of his intention so to renounce. The renunciation shall be effective from the date of actual receipt of such notice by the Board, upon which date the relevant Option shall immediately lapse. Any such renunciation shall be without prejudice to the rights of the Participant under the relative Savings Contract.

10 **Changes in control, reconstruction and voluntary winding up of the company**

10.1 If any person obtains control of the Company as a result of making either:

(a) a general offer to acquire the whole of the issued ordinary share capital of the Company (excluding any such ordinary share capital already owned or controlled by that person) which is made on a condition such that if it is satisfied the person making the offer will have control of the Company, or

(b) a general offer to acquire all the issued ordinary share capital of the Company of the same class as the Scheme Shares (excluding any such ordinary share capital already owned or controlled by that person),

Options may be exercised subject to and in accordance with Rule 8 within six months of the time when the person making the offer has obtained control of the Company and any condition subject to which the offer is made has been satisfied and if not so exercised shall then lapse, subject always to Rule 10.2. For the purposes of this Rule 10.1 a person shall be deemed to have obtained control of the Company if he and others acting in concert with him have together obtained control of it.

10.2 If any person becomes bound or entitled to acquire shares in the Company under section 979 of the Companies Act 2006, Options may be exercised subject to and in accordance with Rule 8 at any time when such person remains so bound or entitled and if not so exercised shall thereafter lapse.

10.3 If under section 899 of the Companies Act 2006 the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, Options may be exercised subject to and in accordance with Rule 8 within six months of the Court sanctioning the compromise or arrangement and if not so exercised shall thereafter lapse.

10.4 Upon the passing of a resolution for the voluntary winding-up of the Company, Options may be exercised subject to and in accordance with Rule 8 within six months after the passing of the resolution and shall thereafter lapse.

11 **Release of Options and grant of New Rights**

11.1 If any company (**"the Acquiring Company"**):

(a) obtains control of the Company as a result of making:

(i) a general offer to acquire the whole of the issued ordinary share capital of the Company (excluding any such ordinary share capital already owned or controlled by the Acquiring Company) which is made on a condition such that if it is satisfied the person making the offer will have control of the Company, or

(ii) a general offer to acquire all the issued ordinary share capital of the Company of the same class as the Scheme Shares (excluding any such ordinary share capital already owned or controlled by the Acquiring Company), or

(b) obtains control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006, or

(c) becomes bound or entitled to acquire shares in the Company under sections 979 to 982 Companies Act 2006,

any Participant may, at any time within the appropriate period as set out in paragraph 38(3) of Schedule 3, by agreement with the Acquiring Company, release his Option in consideration of the grant to him of a right (a "**New Right**") which is equivalent to his Option but relates to shares in a different company (whether the Acquiring Company itself or some other company falling within sub-paragraph (b) or sub-paragraph (c) of paragraph 18 of Schedule 3).

11.2 If all of the conditions set out in this Rule 11.2 are met, the Board may determine that a Participant will be deemed to have agreed to the release of his Option in return for the grant of a New Right. The conditions are:

(i) there is a scheme of arrangement under Section 899 of the Companies Act 2006 under which the Acquiring Company acquires Control of the Company;

(ii) the persons owning shares in the Company immediately before the change of Control will immediately after the change of Control own at least 95 per cent. of the shares of the Acquiring Company;

(iii) the Participant does not object to the release of his Option in return for the grant of a New Right; and

(iv) HMRC agree to the operation of this Rule 11.2 in relation to the particular transaction.

11.3 The New Right shall not be regarded for the purposes of this Rule 11 as equivalent to the Option unless it would be so regarded for the purposes of sub-paragraph (4) of paragraph 39 of Schedule 3.

11.4 Where any New Right is granted pursuant to this Rule 11 it shall be regarded for the purposes of the SAYE Code (as defined in section 516(3) of the ITEPA 2003) as having been granted at the time when the corresponding Option was granted.

11.5 The provisions for the release by a Participant of his Option in consideration of the grant to him of a New Right pursuant to Rule 11.1 are in addition to and not in substitution for the right of a Participant to exercise his Option pursuant to the provisions of Rules 10.1, 10.2 and 10.3.

11.6 With effect from the release:

(a) these Rules shall, in relation to the New Rights, be construed as if references to an Option and to Options were references to a New Right and New Rights;

(b) The definition of Relevant Electronic System in Rule 1 and Rules 7.2, 8.1, 8.6 to 8.13 inclusive, 10, 11 and 13 shall, in relation to the New Right, be construed as if references to the Company and to Scheme Shares were references to the Acquiring Company or, as the case may require, the other company in respect of whose shares the New Right is

granted and to shares in the Acquiring Company or, as the case may be, such other company;

(c) Rules 7.2 and 8.6 shall, in relation to the New Rights, be construed as if references to the Option Price were references to the price to be paid on exercise of the New Right for each share in respect of which the New Right has been granted which may be agreed between the Acquiring Company and the Participant; and

(d) Rule 7.2 shall, in relation to the New Rights, be construed as if references to the Auditors were references to the auditors for the time being of the Acquiring Company or the other company in respect of whose shares the New Right is granted, as the case may be.

12 Non-transferability

12.1 No Option shall be capable of transfer or assignment by a Participant and, save as provided by Rule 11, if a Participant does or suffers any thing whereby he would or might be deprived of the legal or beneficial ownership of an Option, that Option shall forthwith lapse.

13 Administration

13.1 The Company shall keep available for issue sufficient authorised and unissued ordinary share capital, and/or shall have and maintain in place arrangements which, in the reasonable opinion of the Board, will enable the Company to procure the transfer of sufficient issued Scheme Shares, to satisfy the exercise in full of all Options granted by the Company and for the time being remaining capable of being exercised.

13.2 The Company shall bear the costs of establishing and administering this Scheme.

13.3 The Company shall maintain or cause to be maintained all necessary accounts and records relating to this Scheme.

14 Regulations and amendments

14.1 This Scheme shall be administered by the Board, who may from time to time make such regulations for its operation as they think fit not being inconsistent with these Rules as necessary. Any question concerning the interpretation of these Rules or of such regulations as aforesaid, including the eligibility of a person to participate or the extent to which he shall participate or continue to participate in this Scheme or as to whether an event has occurred upon which any Option has become exercisable or has lapsed, shall be determined by the Board and such decision shall be final and binding upon all Eligible Employees and Participants.

14.2 Subject to Rule 14.4, the Board shall be entitled by resolution to amend all or any of the provisions of this Scheme except that:

(a) (save as provided in Rules 7.2 and 14.3) no amendment to the advantage of current or prospective Participants shall be made, without the prior sanction of an ordinary resolution of the Company in general meeting, to:

(i) the definition of Eligible Employee;

(ii) the time or times at which and the circumstances in which Options may be granted or exercised;

(iii) the basis of calculation of the Option Price;

(iv) the basis on which any adjustment may be made to the Option Price or to the number of Scheme Shares subject to Options or available for the Scheme;

(v) the basis of calculation of the total numbers of Scheme Shares available for the Scheme;

(vi) the basis of calculation of the maximum number of Scheme Shares which may be subject to Options granted to any one Eligible Employee; or

(vii) Rules 14.2 and 14.3; and

(b) (save as provided in Rule 14.3) no amendment shall be effective which would materially prejudice the interests of Participants in relation to Options already granted to them unless with such prior consent or sanction of Participants as would be required under the provisions for the alteration of class rights contained in the Articles of Association of the Company for the time being if the Scheme Shares to be allotted on the exercise of the Options constituted a separate but single class of shares (or two or more classes of shares according to the respective Dates of Grant as the Board may deem appropriate) and such shares were entitled to such rights.

14.3 The Board may, without the sanction of an ordinary resolution of the Company in general meeting but subject always to Rule 14.4, make minor amendments to these Rules to benefit the administration of this Scheme and amendments, to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any other Participating Company or any existing, future or prospective Participant (including, without limitation, to obtain or maintain HMRC approval of this Scheme under Schedule 3).

14.4 For so long as it is intended that the Scheme be approved under the ITEPA 2003, no change to a key feature of the Scheme which is necessary in order to meet the requirements of Schedule 3 will have effect unless it has been approved by HMRC but the creation of a sub-scheme which is not intended to qualify for approval under the ITEPA 2003 does not require the approval of HMRC. The Company must tell HMRC immediately of any change.

15 Notices

15.1 Any notice or document to an Eligible Employee or Participant may be given either personally or through the internal post or by sending it by ordinary post, e-mail or facsimile or by other electronic means (including the internet and the intranet) to the address or number given by that person.

15.2 Where a notice or document is sent to an Eligible Employee or Participant by ordinary post, it will be treated as being received 72 hours after it was put into the post properly addressed and stamped. In all other cases, the notice or document will be treated as received when it is given.

15.3 All notices and documents given or sent to Eligible Employees or Participants will be given or sent at the risk of the addressee. Neither the Company nor any Associated Company has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

15.4 A notice or document to the Company or the savings authority must be given by such means as the Board may from time to time decide. Such means may include, but not be limited to, delivering it personally or through the internal post to the recipient's registered office or principal place of business or by sending it by facsimile or e-mail or other electronic means (including the internet and the intranet).

15.5 Unless otherwise agreed by the Company, a notice or document given to the Company or the savings authority will only be effective once it is received by the recipient.

15.6 All notices and documents given or sent to the Company or the savings authority will be given or sent at the risk of the sender. Neither the Company nor any of its Associated Companies nor the recipient has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

15.7 A Participant shall not be entitled to receive copies of any notice or other document sent by the Company to its shareholders prior to the exercise of an Option.

16 Participants' legal entitlements

16.1 The terms of employment of a Participant by the Company or any other Participating Company or former Participating Company or any other Associated Company or former Associated Company of the Company shall not be affected by his participation in this Scheme which shall not form part of such terms. In no circumstances shall a Participant in the event of cessation, lapse or alteration of any rights under this Scheme be entitled to or claim against the Company or any other Participating Company or former Participating Company or any other Associated Company or former Associated Company of the Company or any Grantor any compensation for or in respect of any diminution or extinction of his rights or benefits (actual or prospective) under any Options held by him or otherwise in connection with this Scheme.

16.2 The benefits to Eligible Employees and Participants under the Scheme shall not form part of their wages or remuneration or count as pay or remuneration for pension fund or other purposes.

17 Termination

17.1 The Company by ordinary resolution or the Board may at any time resolve to terminate this Scheme in which event no further Options shall be granted thereafter but the subsisting rights of Participants shall remain in force.

DRAFT: EAC 15.05.08

THE UNITED UTILITIES GROUP 2008 PERFORMANCE SHARE PLAN

Shareholders' approval:	30 May 2008
Board approval:	● 2008
Expiry date	1 July 2018

Rules of
The United Utilities Group 2008
Performance Share Plan

1 Definitions and interpretation

1.1 In these Rules, unless the context otherwise requires:

"**the Adoption Date**" means 1 July 2008;

"**Announcement Date**" means a day on which the Company announces its results for any period to the London Stock Exchange not being a day falling prior to the Adoption Date;

"**Award**" means a Contingent Award and/or an Option Award as the case may require;

"**Award Certificate**" means, in relation to an Award, the certificate issued in accordance with Rule 3.7;

"**Award Deed**" means a deed executed or to be executed by the Trustees in accordance with Rule 3.6 for the purpose of making an Award;

"**Award Period**" means each of the following periods:

(a) the period of 42 days following the Adoption Date; and

(b) each period of 42 days following an Announcement Date;

"**Business Day**" means a day on which the London Stock Exchange is open for business in London;

"**the Committee**" means the committee of the board of directors of the Company whose principal task is to consider and determine (or recommend to the board of directors) the remuneration (in all its forms) of, among others, executive directors of the Company or, in the absence of any such committee, such other committee, consisting principally of non-executive directors, to which the operation of the Plan may be delegated by the board of directors of the Company;

"**the Company**" means United Utilities Group PLC (Registered No. 6559020);

"**Contingent Award**" means an award made by the Trustees to a Participant upon terms that the Trustees will, subject to and in accordance with the Rules and the Award Certificate, transfer to such Participant Shares on or following the Vesting Date in relation to that award and for the time being subsisting or (where the context so requires or permits) such an award proposed to be so made;

"**control**" has the meaning ascribed thereto by section 995 of the Income Tax Act 2007;

"Date of Award" means, in relation to any Award, the date on which such Award is to be treated as made in accordance with Rule 3.6;

"Eligible Employee" means any person who, at the Date of Award of an Award, is a director (other than a non-executive director) or employee of any one or more companies within the Group;

"Exercise Period" means, in relation to an Option Award, the period commencing on the Vesting Date in relation to that Option Award and ending three months thereafter or, if the Participant, not having previously exercised the Option Award, shall be prevented from so doing on the last day of the said period of three months by virtue of Rule 7.1, ending 30 days after the first day thereafter on which he shall not be so prevented;

"Financial Year" means an accounting reference period or other period for which the Company makes up its statutory accounts;

"Group" means the Company and its subsidiaries (within the meaning of section 1159 of the Companies Act 2006) for the time being;

"the London Stock Exchange" means the recognised stock exchange known at the Adoption Date as the London Stock Exchange or other the principal recognised stock exchange in the United Kingdom;

"Market Value" means in relation to a Share on any date:

(a) if the Shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the middle market quotation of an Share as derived from the Daily Official List of the London Stock Exchange (or other competent authority within the meaning given thereto in section 147(6) Financial Services Act 1986) dated the Business Day immediately preceding such date; or

(b) if the Shares are not then so listed and traded on the London Stock Exchange, market value as determined for the purposes of the Plan by the Trustees having regard to the provisions of Part 8 of the Taxation of Chargeable Gains Act 1992;

"Option Award" means a right to acquire Shares in accordance with the Rules and the Award Certificate granted by the Trustees to a Participant and for the time being subsisting or (where the context so requires or permits) such a right proposed to be so granted under the Plan;

"Participant" means a person to whom an Award has been made or (where the context admits) his personal representatives;

"Performance Certificate" means a certificate to be delivered in accordance with Rule 4.1;

"Performance Condition" means any performance or other condition imposed by the Trustees pursuant to Rule 3.4 in relation to an Award and specified in the Award Deed in relation to that Award;

"**Performance Period**" means, in relation to an Award, the period determined by the Trustees and specified in the Award Deed in relation to such Award;

"**the Plan**" means the performance share plan constituted by these Rules as from time to time amended and in force;

"**Rules**" means the rules of the Plan as from time to time amended;

"**Share**" means a fully paid ordinary share (of whatever class) in the capital of the Company;

"**the Trust**" means the United Utilities Employee Share Trust established by a trust deed dated 21 August 1996 and made between United Utilities PLC (1) and United Utilities Employee Share Trust Limited (2) as from time to time amended or varied or any other trust for the benefit of Eligible Employees amongst others the trustees of which may agree to accept the obligations of the Trustees under the Plan whether in addition to or in substitution for the existing Trustees;

"**the Trustees**" means the trustees for the time being of the Trust; and

"**Vesting Date**" means, in relation to an Award, the date upon which a Performance Certificate is issued in respect of the Award or such earlier date on which the Award has become exercisable or vested in accordance with the Plan and the applicable Award Deed.

1.2 A Participant shall for the purposes of the Plan be treated as being in "**Qualifying Service**" at any time if at that time he is a director, other than a non-executive director, or an employee of any member of the Group.

1.3 In these Rules:

(a) unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations; and

(b) references to any statute or statutory provision shall include (i) any subordinate legislation made under it and (ii) any provision superseding it or re-enacting it (whether with or without modification);

(c) references to a Rule or Rules are to a rule or rules of the Plan;

(d) the descriptive headings to Rules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of these Rules; and

(e) references to "income tax" and "primary national insurance contributions" and "secondary national insurance contributions" shall, in the context of any Participant who is resident in any jurisdiction outside of the United Kingdom, include a reference to any taxation or social security payable in that other jurisdiction which is equivalent or similar to income tax and primary national insurance contributions and secondary national insurance contributions as the context may require.

2 Notifications by the Committee to the Trustees

2.1 The Committee may, in relation to any present or future Award Period, notify the Trustees of:

(a) the names of Eligible Employees to whom the Committee recommends that Awards be made in that Award Period and the type of Award which it recommends should be made;

(b) the amount in respect of each such Eligible Employee (being an amount not exceeding 100% of the Eligible Employee's annual rate of salary (excluding benefits in kind) as at the intended Date of Award unless the Committee consider there are exceptional circumstances justifying a higher amount for any Eligible Employee) which the Committee recommends be applied to determine the maximum value of the Award to be made to the Eligible Employee in that Award Period; and

(c) the Performance Period and the Performance Condition(s) which the Committee recommends in relation to any Awards made in that Award Period.

2.2 The Committee may recommend to the Trustees and the Trustees may make an Award or Awards at any time not within an Award Period at which the Committee considers that exceptional circumstances exist which justify the making of an Award or Awards. Furthermore, if by reason of statute, order, rule, regulation or government directive or by reason of any undertaking or agreement to which the Company may for the time being be a party, whether as a condition of or in consequence of its ordinary share capital being listed on or dealt in on any recognised stock exchange or otherwise, Awards may not be granted during an Award Period, the Committee may recommend to the Trustees and the Trustees may make an Award or Awards at any time within the period of 42 days following the lifting of such restrictions. Where this Rule applies, the Committee shall notify the Trustees of the matters set out in Rule 2.1 in relation to such proposed Award or Awards.

3 Making of Awards

3.1 The Trustees may, in their discretion, make Awards, during any Award Period or at any other such time as is referred to in Rule 2.2, to all or any of the Eligible Employees recommended by the Committee in accordance with Rule 2 for Awards in that Award Period or at that time.

3.2 Each Award shall comprise one of the following:

(a) an Option Award, being the grant by the Trustees to the relevant Participant of an option to acquire for nil consideration from the Trustees up to such number of Shares as is specified in the Award Deed relating to such Option Award upon the terms and in accordance with the Rules and the provisions of the Award Deed relating to such Option Award; or

(b) a Contingent Award, being a contingent award by the Trustees to a Participant upon terms whereby the Trustees will, subject to the Rules and the relevant Award Deed, on or following the Vesting Date in relation to that Contingent Award transfer to such Participant up to such number of Shares as is specified in the relevant Award Deed.

3.3 The maximum number of Shares comprised in an Award to any Eligible Employee shall be determined by dividing the amount recommended by the Committee in accordance with Rule 2.1(b) or such lesser amount as the Trustees may decide by the Market Value of a Share on the applicable Date of Award.

3.4 In making any Award under the Plan the Trustees shall determine that the exercise or vesting of such Award shall be conditional on the satisfaction of one or more performance or other conditions determined by the Trustees on the recommendation of the Committee before such Award is made. Any such Performance Condition may provide that the Award shall become exercisable or, as the case may be, shall vest in respect of a given number or proportion of the Shares comprised in the Award according to whether, and the extent to which, such condition is met.

3.5 If prior to the satisfaction of any Performance Condition imposed pursuant to Rule 3.4, an event occurs which causes the Trustees reasonably to consider that any such Performance Condition would not, without some alteration or addition, achieve its original purpose, the Trustees may, after consulting with the Committee, make such alteration or addition to such Performance Condition as they consider fair and reasonable but so that such Performance Condition shall not be any more difficult to satisfy after such alteration or addition than it was as originally imposed.

3.6 An Award shall be made to an Eligible Employee by deed in such form as the Trustees may decide (an **"Award Deed"**) which shall be executed by the Trustees and shall take effect on delivery of the Award Deed by the Trustees, provided that, unless the Eligible Employee has previously irrevocably agreed with the Trustees to be bound by the Rules and the terms of any Award which may made to him, the Award shall be conditional upon the Eligible Employee so agreeing with the Trustees within 90 days after the date of delivery of the Award Deed by the Trustees and, if the Eligible Employee shall fail to execute such an agreement within such period, the Award shall lapse and be deemed never to have been made.

3.7 An Award shall be evidenced by an Award Certificate or such other notification (which may, but need not, constitute an Award Deed) issued by or on behalf of the Trustees to the Participant specifying:

(a) the Date of Award;

(b) whether the Award is an Option Award or a Contingent Award;

(c) the maximum number of Shares to which the Award relates, being the maximum number of Shares which may be acquired on exercise of an Option Award or the maximum number of Shares which may vest pursuant to a Contingent Award;

(d) the Performance Period; and

(e) details of any Performance Conditions imposed in relation to the Award pursuant to Rule 3.4.

3.8 No monetary consideration shall be payable for the making or grant of an Award or in the respect of the vesting or exercise of any Award.

3.9 Each Award shall be personal to the Participant and shall not (save as provided in Rules 6.1 and 6.3) be capable of being transferred, assigned, charged, encumbered or in any way dealt in or of being listed or dealt in on any stock exchange and, if (save as aforesaid) any Award or any interest therein is or is purported to be transferred, assigned, charged, encumbered or in any way dealt in, such Award shall lapse and the Trustees shall not knowingly permit its vesting or exercise.

3.10 No Award shall be made after 1 July 2018.

3.11 The Company may in any such agreement between the Participant and the Trustees as is referred to in Rule 3.6, if and to the extent so permitted by law, make it a condition of the exercise of an Option Award that the Participant makes good to the Trustees or the Company or any other member of the Group or any other person (other than the Participant) all or such part as may be specified in the Award Deed of any secondary national insurance contributions for which the Trustees, the Company or any other member of the Group or any such other person is liable as a consequence of such exercise.

4 Certification of Performance Conditions

4.1 The Company shall or shall procure that, as soon as practicable after the end of the Performance Period in relation to any Awards, it shall be ascertained whether or not all or any of the Performance Conditions have been satisfied and the Company shall use its reasonable endeavours to cause a notice (a "**Performance Certificate**") to be issued to the Trustees within four months following the expiry of the relevant Performance Period notifying the Trustees whether or not the Awards, if they are Option Awards, are exercisable or, if they are Contingent Awards, have vested in accordance with the Plan and the Award Certificate and

(a) if the Performance Certificate shall notify the Trustees that none of the Performance Conditions has been satisfied, the Award shall lapse in its entirety forthwith upon receipt by the Trustees of the Performance Certificate; or

(b) if the Performance Certificate shall notify the Trustees that an Award is exercisable or has vested in accordance with Rule 4.1, it shall also notify the Trustees of the number of Shares in respect of which the Award, if it is an Option Award, may be exercised by the Participant or, if the Award is a Contingent Award, has vested and the Award shall lapse forthwith upon receipt by the Trustees of the Performance Certificate in respect of any Shares in respect of which it does not then become exercisable or does not then vest.

4.2 The Company shall give notice to the Participant of the information notified to the Trustees in accordance with Rule 4.1 relating to any Award made to him.

5 Exercise and Vesting of Award in normal circumstances

5.1 Save as otherwise provided in Rule 6, an Option Award shall only be capable of being exercised and a Contingent Award shall only be capable of vesting:

(a) if the Participant has been in Qualifying Service throughout the period commencing on the applicable Date of Award and ending at the end of the applicable Performance Period; and

(b) if the Performance Certificate issued pursuant to Rule 4.1 shall certify that the Performance Conditions imposed pursuant to Rule 3.4 have been satisfied

but shall only be exercisable or vest to the extent specified in the relevant Performance Certificate.

5.2 An Award shall lapse on the happening of the earliest of the following events:

(a) where Rule 4.1(a) applies, the receipt by the Trustees of the relevant Performance Certificate;

(b) where Rule 4.1(b) applies, the receipt by the Trustees of the relevant Performance Certificate, but only to the extent determined in accordance with the relevant Performance Certificate;

(c) in the case of an Option Award, the expiry of its Exercise Period, unless the Participant shall have died at any time before the expiry of the Exercise Period;

(d) the Participant ceasing to be in Qualifying Service during the applicable Performance Period save to the extent (if any) to which the Trustees permit him (or his personal representatives) to exercise of the Option Award or permit the Award to vest in each case pursuant to Rule 6.1 or Rule 6.2;

(e) in the case of an Option Award, the expiry of the period permitted for the exercise of the Option Award by the Participant's personal representatives in accordance with Rule 6.1, Rule 6.3 or Rule 6.4;

(f) in the case of an Option Award, the expiry of the period permitted for exercise by the Participant of the Option Award in accordance with Rule 6.2 unless the Participant shall die during such period;

(g) the expiry of the period specified in accordance with Rule 6.6;

(h) the passing of a resolution for the voluntary winding up of the Company or the making of an order for its compulsory winding up;

(i) the Participant becoming bankrupt;

(j) in the case of an Option Award, the tenth anniversary of its Date of Award; and

(k) in the case of an Option Award, the first anniversary of the death of the Participant.

6 <u>Right to exercise and vesting of Award in special circumstances</u>

6.1 In the event of the death of the Participant during the Performance Period of an Award while he is in Qualifying Service and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9, the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to vest immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and, in the case of an Option Award, may permit the personal

representatives of the Participant to exercise the Option Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine.

6.2 In the event of a Participant ceasing to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8, and 6.9, by reason of:

(a) retirement on or after reaching his normal retirement date (or if there is no such date, the date on which the Participant has reached the age at which he is no longer permitted to work without the consent of his employer) or, with the consent of the Committee, prior to that date;

(b) redundancy (within the meaning of the Employment Rights Act 1996);

(c) injury, disability or ill-health (evidenced to the satisfaction of the Company and the Trustees);

(d) the company by which he is employed ceasing to be a member of the Group;

(e) the undertaking in which he is employed being sold or transferred outside the Group; or

(f) other special circumstances as determined by the Trustees with the consent of the Committee,

the Trustees may, in their discretion but subject to the consent of the Committee, permit the Award to vest after the issue of the Performance Certificate in respect of such Award at the conclusion of the Performance Period but so that the maximum number of Shares in respect of which the Award shall be capable of so vesting shall be reduced in accordance with Rule 6.11 and provided that, except in a case falling within Rule 6.2(f), the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to vest immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and, in the case of an Option Award, may permit the Participant to exercise the Option Award to the extent so determined during, subject to Rule 6.13, such period as they may determine.

6.3 In the event of the death of the Participant:

(a) after the end of the Performance Period of an Option Award and before the expiry of its Exercise Period; or

(b) while he is entitled to exercise an Option Award pursuant to Rule 6.2,

his personal representatives may exercise that Option Award (in so far as it shall not have lapsed under any other Rule) during the period of 12 months following the date of the Participant's death, but, in the case of his death while he was entitled to exercise an Option Award pursuant to Rule 6.2, only to the extent to which he was permitted to exercise such Option Award in accordance with Rule 6.2.

6.4 In the event of the death of the Participant after he has ceased to be in Qualifying Service and before an Award has become exercisable or vested in accordance with Rule 6.2 and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9, the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to vest immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and, in the case of an Option Award, may permit the personal representatives of the Participant to exercise the Option Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine.

6.5 If a Participant ceases to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9 for any reason other than those specified in Rules 6.1, 6.2, 6.3 and 6.4, the Award shall lapse immediately upon cessation of Qualifying Service.

6.6 In the event that notice is given to shareholders of the Company of a resolution to approve the reconstruction or demerger of the Company or of any other member of the Group, the Trustees may make such provision for the variation of the terms of any Award and/or the applicable Performance Condition(s) and/or for early exercise or early vesting (in whole or in part) of Awards as the Trustees shall, in the exercise of their discretion (having regard to the recommendation of the Committee), consider appropriate to take proper account of such circumstances, provided that:

(a) in exercising such discretion for this purpose the Trustees shall have due regard to the object and purposes of the Company and the Trustees in establishing the Plan;

(b) no such provision shall be made without the consent of the Committee; and

(c) no such provision shall take effect so as to abrogate the rights of a Participant without the Trustees first obtaining his consent.

6.7 If a general offer is made to acquire the whole or part of the issued ordinary share capital of the Company (or such part of such capital as is not then owned by the offeror or any company controlled by the offeror and/or any persons acting in Concert with the offeror) as a result of which the offeror (or any such companies and/or persons as aforesaid) may gain control of the Company then the Trustees may (with the consent of the Committee) serve a notice on each Participant at any time before the later of the date on which control of the Company passes and the date on which any condition subject to which the offer is made has been satisfied (**"the Take-over Date"**) which permits a Participant, to exercise any Option Award which has not yet become exercisable or causes a Contingent Award which has not yet vested to vest within the period commencing on the date of such notice and expiring on the Take-over Date provided that any such exercise or vesting shall be conditional upon and shall not take effect until immediately before the Take-over Date, to such extent as the Trustees may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise or vesting is within the Performance Period of the Award. If the Take-over Date does not arise, the exercise or vesting of an Award pursuant to this Rule 6.7 shall be null and void and such Award shall remain in force and may be subsequently exercised in accordance with and subject to these Rules.

6.8 If during the Performance Period of an Award any person:

(a) obtains control of the Company as a result of making a general offer:

(i) to acquire the whole of the issued share capital of the Company made subject to a condition such that if it is satisfied the person making the offer will have control of the Company; or

(ii) to acquire all the shares in the Company which are of the same class as the Shares;

(b) obtains control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006; or

(c) becomes bound or entitled to acquire Shares under sections 974 to 991 (inclusive) of the Companies Act 2006;

then the Trustees may, in their discretion but subject to the consent of the Committee, permit the Participant to exercise an Option Award which has not yet become exercisable or may cause a Contingent Award which has not yet vested to vest within such reasonable period as the Trustees shall determine and notify to the Participant to such extent as the Trustees may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise or vesting is within the Performance Period of the Award,

6.9 In the event of notice being given to shareholders of the Company during the Performance Period of any Award convening a meeting to consider a resolution for the members' voluntary winding up of the Company, the Trustees may, in their discretion but subject to the consent of the Committee, permit the Participant to exercise the Award if it is an Option Award or may cause the Award to vest at any time before the commencement of the winding up to such extent as the Committee may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise or vesting is within the Performance Period.

6.10 An Award may only be exercised or vest in the circumstances set out in Rules 6.1, 6.2 or 6.4 if and to the extent that the Trustees, acting on the recommendation of the Committee, are satisfied that the Performance Conditions have been satisfied on such modified basis as they think fit over the period from the beginning of the Performance Period to the date on which the Participant ceased to be in Qualifying Service and, for the purpose of determining the number of Shares in respect of which the Award vests as a consequence of the extent (if any) to which the Performance Condition(s) have been so satisfied, the maximum number of Shares comprised in the Award shall be such reduced number as is determined in accordance with Rule 6.11.

6.11 For the purpose of calculating the number of Shares in respect of which an Award may be exercised by the Participant or which may be permitted to vest pursuant to any of Rules 6.1, 6.2 and 6.4, the maximum number of Shares comprised in the Award shall be reduced to the proportion of the number of Shares originally comprised in the Award which equals the proportion which the number of days which have elapsed from and including the first day of the applicable Performance Period to and including the day upon which the Participant ceased to be in Qualifying Service bears to the number of days in the Performance Period.

6.12 Awards may only be exercised or vest in the circumstances set out in Rule 6.7, 6.8 or 6.9 if and to the extent that the Trustees, acting on the recommendation of the Committee, consider it fair and reasonable taking into account the extent to which the Performance Conditions applied over such modified period as the Trustees consider appropriate have been satisfied and such other criteria as the Trustees in their discretion consider relevant.

6.13 If an Award which has become capable of exercise pursuant to Rule 6.2 and such exercise is or has been prevented by virtue of Rule 7.1 and the last day of the period allowed for exercise under the relevant Rule has elapsed, the Award shall be capable of exercise (but only to the extent allowed pursuant to Rule 6.2) for a period ending 30 days after the first day on which Rule 7.1 no longer applies to prevent the exercise of the Award.

7 Exercise and Vesting of Awards

7.1 No Option Award shall be exercised and no Shares shall be issued or transferred pursuant to the grant or vesting of any Award save in accordance with the then current model code on directors' dealings in listed securities traded on the London Stock Exchange or such other code of dealing in terms no less exacting than such model code as may be adopted by the Company. This restriction shall apply to all Participants and not only to directors of the Company.

7.2 All transfers of Shares to a Participant on the grant or vesting of an Award or on the exercise of an Option Award will be subject to the obtaining of any necessary consents under any relevant enactments or regulations for the time being in force and it shall be the responsibility of the Participant to comply with any requirements to be fulfilled in order to obtain or obviate any such consents.

7.3 An Option Award may only be exercised by a Participant giving notice to the Company in the form and manner prescribed by the Committee.

7.4 An Option Award shall be capable of exercise on one occasion only and, if an Option Award is exercised in respect of part only of the Shares then subject to that Option Award, that Option Award shall lapse in respect of the balance of such Shares. Exercise of an Option Award shall only be effective:

(a) upon receipt of the duly completed form of exercise and

(b) any payment, authority or other security required in accordance with Rule 7.6.

7.5 The exercise of an Option Award by a Participant and the execution by any Participant of such an agreement as is referred to in Rule 3.6 shall constitute the agreement and undertaking of the Participant with the Trustees that he will forthwith upon demand from the Company pay to the Company or as the Company may direct:

(a) any amount of income tax or other tax of the United Kingdom or primary national insurance contributions of the United Kingdom for which the Participant may be liable or which may be payable in respect of the Participant as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Shares to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan and which the Trustees, the Company or any other member of the Group (past or

present) or any other person (other than the Participant) is required (whether such requirement is legally enforceable or not) to pay to HM Revenue & Customs or any other taxation authority; and

(b) any amounts of secondary national insurance contributions for which the Trustees, the Company or any such other member of the Group or any such other person is liable as a consequence of the grant or exercise or vesting of any Award or any appropriation or transfer of any Shares to a Participant pursuant to the Plan or any payment to a Participant pursuant to the Plan to the extent that the Trustees, the Company or any such other member of the Group or any such other person may lawfully be entitled to require, or may lawfully have agreed with the Participant, that the Participant will make good the same to the Trustees, the Company or any other member of the Group (past or present) or any such other person;

and shall also constitute authority to the Trustees, the Company, each such other member of the Group and any such other person acting on their behalf to deduct any amount so demanded which remains unpaid from payments otherwise payable to the Participant, including but not limited to authority to deduct from wages or salary for the purposes of Part 2 of the Employment Rights Act 1996.

7.6 Without prejudice to the generality of Rule 7.5, the exercise of an Option Award, the vesting of a Contingent Award or the execution by any Participant of such an agreement as is referred to in Rule 3.6 shall constitute irrevocable authority from the Participant to the Trustees authorising the Trustees to sell such number of the Shares in respect of which the Option Award has been exercised or which have vested pursuant the Contingent Award as may be necessary to raise the required funds and to apply the same in discharge of any sum referred to in Rule 7.5(a) and/or (b) which may become due from the Participant as a consequence of such exercise or vesting.

7.7 Subject to Rules 7.6 and 7.9, upon the exercise of an Option Award becoming effective or upon a Contingent Award vesting, the Trustees shall vest beneficial ownership in the Participant of the number of Shares in respect of which the Option Award has been duly exercised or (as the case may be) the Contingent Award has vested, free from all liens, charges and encumbrances and together with the right to receive and retain, all dividends or other distributions paid or made on the ordinary share capital of the Company by reference to a record date occurring on or after the date on which such exercise or vesting became effective.

7.8 Subject to Rules 7.6 and 7.9, within 28 days after the exercise or vesting of an Award shall have become effective, the Trustees shall transfer to the Participant or as he may direct the legal title to the number of Shares acquired by the Participant pursuant to the exercise of an Option Award or pursuant to the vesting of a Contingent Award.

7.9 Notwithstanding any other provision of the Rules and/or the provisions of any Award Deed, the Trustees may, following consultation with the Committee, elect (by notice given by or on behalf of the Trustees to the Participant no later than the date upon which the relevant Performance Certificate is issued to the Trustees) to satisfy their obligations to transfer all or any Shares to which a Participant is entitled on exercise of an Option Award or on vesting of a Contingent Award by paying to the Participant an amount equal to the Market Value at the date of vesting or exercise of such number of the Shares in respect of which the relevant Award has become exercisable or vested as the Trustees shall determine. Any such payment shall be made by the

Trustees to the relevant Participant within 28 days of the relevant Award vesting or becoming exercisable and shall be subject to deduction of any income tax and/or primary national insurance contributions and/or any other tax for which the Trustees, the Company or any other member of the Group (past or present) or any other person (other than the Participant) is liable to account to HM Revenue & Customs or any other taxation authority in respect of any such payment and/or any secondary national insurance contributions which the Trustees may lawfully be entitled to require, or may lawfully have agreed with the Participant, that the Participant will make good to the Trustees, the Company or any such other member of the Group or any such other person in respect of any such payment.

7.10 Notwithstanding any other provision of these Rules, in addition to number of Shares over which an Award shall be capable of exercise or vest, as determined in accordance with the Performance Certificate issued in relation to such Award and/or as determined in accordance with the operation of Rule 6, as the case may be, the Trustees shall, subject to Rules 7.6 and 7.9, upon the exercise of such Award (in the case of an Option Award) becoming effective or upon the Award vesting (in the case of a Contingent Award) vest beneficial ownership in the Participant of such additional number of Shares which is equal to the product of the formula:

$A \times B$

where

"A" equals those Shares notionally added to the Award as at the time of issue of such Performance Certificate (or as at the time of exercise of the Award, if such exercise precedes the issue of such Performance Certificate) relating to such Award by virtue of the application of Rules 7.11 to 7.13 inclusive; and

"B" equals the percentage of the maximum number of Shares in respect of which the Award was originally granted (as specified in the relevant Award Certificate) represented by the number of those Shares in respect of which the Award has vested or is capable of exercise determined in accordance with the operation of Rule 4.1 and/or the operation of Rule 6 as the case may be. (For the avoidance of doubt, any Shares notionally forming part of an Award by virtue of Rule 7.13 shall not be taken into account in determining "B" for the purpose of this calculation).

7.11 Whenever a dividend or other cash distribution is (or has been) paid or made by the Company in respect of Shares at any time during the period starting at the commencement of the Performance Period relating to such Award and ending on the issue of the Performance Certificate relating to such Award, there shall, in respect of each such subsisting Award, be separately ascertained the whole number of Shares which may be (or may have been) purchased with a sum as nearly as possible equal to but not exceeding the aggregate cash amount of the dividend or distribution so paid or made, in respect of the number of Shares subject to the Award in question.

7.12 For the purpose of operating Rule 7.11, dividends or distributions which would have been paid or made but for any dividend waiver by the Trustees in force in relation to the Shares subject to Awards shall be taken into account and for the purpose of determining the number of whole Shares that may have been acquired with any distribution or dividend so made or paid, the price payable for a Share shall be the price per Share equal to the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange for the day on which such

dividend or distribution is paid or made or, if such day is not a Business Day, the Business Day next following such day.

7.13 The number of Shares ascertained in accordance with Rule 7.11 shall in relation to:

(a) dividends or distributions made or paid on or after the commencement of the Performance Period relating to any Award but before the Date of Award of the Award concerned, be notionally added to and form part of the Award with effect from its Date of Award; and

(b) dividends or distributions made or paid after the Date of Award of the Award concerned, be notionally added to and notionally form part of the Award with effect from the date of payment of such dividend or making of such distribution;

and in each case shall be taken into account in any further application of Rule 7.11.

7.14 For the avoidance of doubt any Participant whose Award is enhanced by the operation of Rules 7.11 to 7.13 inclusive shall not be entitled to the Shares notionally added to his Award either legally or beneficially at any time and shall only have the right to acquire such number of Shares as is determined in accordance with Rule 7.10 upon exercise of the Option Award (in the case of Option Awards) or vesting of the Award (in the case of Contingent Awards) concerned and at no other time. Furthermore, for the avoidance of doubt Rule 7.11 shall not be applied in respect of any dividends or distributions made or paid in respect of Shares subject to any Award where the making or payment of such dividend or distribution occurs after the issue of the Performance Certificate relating to the Award in question.

7.15 Any new Shares issued under the Plan must rank equally in all respects with other Shares then in issue except for rights which attach to Shares by reference to a record time or date prior to the time or date of issue.

7.16 The Company must apply to the UK Listing Authority to have any new Shares issued under the Plan admitted to the Official List and to the London Stock Exchange for permission to trade in those Shares. The Company need not do so, however, if the Shares are not traded on the London Stock Exchange.

8 Variation of share capital

8.1 Upon any capitalisation issue or a rights issue or any reduction, sub-division or consolidation of the Company's share capital or any other variation of share capital or in such other circumstances as the Committee considers appropriate the number of Shares subject to an Award may be adjusted in such manner and with effect from such dates as the Trustees may determine to be appropriate (not excluding retrospective adjustments where such variation occurs after the Vesting Date in relation to the Award but the record date relating to such variation precedes such Vesting Date) provided that no adjustment shall be made in the event of a capitalisation issue made for the purpose of a scrip dividend to which section 249 Income and Corporation Taxes Act 1988 applies, unless such scrip dividend is an enhanced scrip dividend in which event the adjustment shall be limited to that necessary to take account of so much of the ordinary share capital issued which would not have been issued but for such enhancement and

provided further that the issue of shares or securities as consideration for an acquisition shall not be regarded as a circumstance requiring any such adjustment.

8.2 Notice of any such adjustment shall be given to the Participants.

9 Administration and amendment of the Plan

9.1 The decision of the Trustees as to any matter, question or dispute arising from the Plan (other than a matter to be certified by the Auditors) shall be final and binding on all Eligible Employees and Participants.

9.2 The Trustees shall have the power from time to time to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan as they think fit.

9.3 The Plan may be altered in any respect by the Trustees except that:

(a) no amendment shall be effective which would materially prejudice the interests of Participants in relation to Awards already made or granted to them unless with such prior consent or sanction of Participants as would be required under the provisions for the alteration of class rights contained in the Articles of Association of the Company for the time being if the Shares the subject of the Awards constituted a separate but single class of shares (or two or more classes of shares according to the respective dates of award or grant as the Trustees may deem appropriate) and such shares were entitled to such rights; and

(b) save as provided in Rule 9.4, no amendment to the advantage of current or prospective Participants shall be made, without the prior sanction of an ordinary resolution of the Company in general meeting to:

(i) the definition of Eligible Employee;

(ii) the terms of Awards;

(iii) the basis on which any adjustment may be made to the number of Shares subject to any Award;

(iv) the limitation on the number of Shares available for the Plan;

(v) the maximum entitlement for any Eligible Employee; or

(vi) this Rule 9.3 or Rule 9.4; and

(c) no amendment shall be made without the prior approval of the Committee.

9.4 The Trustees may, without the sanction of an ordinary resolution of the Company in general meeting but subject to the prior approval of the Committee, make minor amendments to the Plan to benefit the administration thereof or make amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for the Trustees, the Company, any other member of

the Group or any existing, future or prospective Participant or to accommodate legislative changes.

9.5 Notice of any material alteration made in accordance with Rule 9.3 or Rule 9.4 shall be given to all Participants affected by the relevant alteration.

9.6 Any notice or document to an Eligible Employee or Participant may be given either personally or through the internal post or by sending it by ordinary post, e-mail or facsimile or by other electronic means (including the internet and the intranet) to the address or number given by that person.

9.7 Where a notice or document is sent to an Eligible Employee or Participant by ordinary post, it will be treated as being received 72 hours after it was put into the post properly addressed and stamped. In all other cases, the notice or document will be treated as received when it is given.

9.8 All notices and documents given or sent to Eligible Employees or Participants will be given or sent at the risk of the addressee. Neither the Company nor any member of the Group nor the Trustees has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

9.9 A notice or document to the Company or the Trustees must be given by such means as the Committee may from time to time decide. Such means may include, but not be limited to, delivering it personally or through the internal post to the recipient's registered office or principal place of business or by sending it by facsimile or e-mail or other electronic means (including the internet and the intranet).

9.10 Unless otherwise agreed by the Company, a notice or document given to the Company or the Trustees will only be effective once it is received by the recipient.

9.11 All notices and documents given or sent to the Company or the Trustees will be given or sent at the risk of the sender. Neither the Company nor any member of the Group nor the Trustees has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

9.12 A Participant shall not be entitled to receive copies of any notice or other document sent by the Company to its shareholders.

10 <u>Participants' legal entitlements</u>

10.1 The terms of employment of a Participant by the Company or any other member of the Group shall not be affected by his participation in the Plan which shall not form part of such terms. In no circumstances shall a person ceasing to be in Qualifying Service by reason of dismissal or otherwise howsoever be entitled to or claim against the Trustees, the Company or any other member or former member of the Group any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Awards then held by him or otherwise in connection with the Plan.

10.2 Any Award made to a Participant shall not be pensionable and shall not be brought into account for the purposes of calculating any salary-related benefits of the Participant.

11 **Limitations on the Company**

11.1 The Committee must make sure that the nominal amount of Shares over which Awards are granted on any date does not exceed either of the limits set out in Rules 11.3 and 11.4. This limitation only applies to Awards which are to be satisfied by the issue of new Shares or the transfer of treasury shares.

11.2 For the purposes of this Rule 11:

(a) "**allocate**" means the issue of new shares or the transfer of treasury shares by the Company or the old company in respect of a person's rights under an award;

(b) an "**award**" means any option or other right to acquire or receive shares whether conditional or unconditional and whether or not for payment;

(c) a "**discretionary scheme**" means an employee share scheme in which those taking part are senior employees and directors chosen at the discretion of the body administering the scheme;

(d) an "**employee share scheme**" means any scheme for employees which has been approved by the Company or the old company in general meeting;

(e) "**equity share capital**" has the same meaning as in section 548 of the Companies Act 2006 and, for the avoidance of doubt, includes any shares held as treasury shares;

(f) the "**old company**" means United Utilities PLC (incorporated in England and Wales with No. 2366616);

(g) "**treasury shares**" has the same meaning as in Chapter 6 of the Companies Act 2006;

(h) no account will be taken of shares acquired by an employee or former employee (or the personal representatives of such a person) where the shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of acquisition is borne by the employee or former employee (or his estate);

(i) subject to (j), no account will be taken of an award if and to the extent that the Committee considers that it will be satisfied by the transfer of existing shares (other than treasury shares);

(j) any shares allocated or remaining to be allocated to the trustees of any trust which were used or which are to be used to satisfy awards granted under an employee share scheme must be treated as having been allocated or as remaining to be allocated in respect of those awards unless the shares were acquired by the trustees pursuant to a rights issue or other opportunity offered to the trustees in respect of shares other than shares previously allocated to them; and

(k) where an award was granted to an individual in consideration of the release by the individual of an award previously granted to him under an employee share scheme, then

the earlier award shall be ignored and the later award shall be deemed to have been granted at the same time as the earlier award.

11.3 The limit for this Rule is 10% of the nominal amount of the Company's equity share capital on the day before the Date of Award, less the aggregate of the nominal amounts of:

(a) shares allocated in respect of awards granted within the previous 10 years under any employee share scheme;

(b) shares remaining to be allocated in respect of awards granted within the previous 10 years under any employee share scheme; and

(c)(shares allocated on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

11.4 The limit for this Rule is 5% of the nominal amount of the Company's equity share capital on the day before the Date of Award, less the aggregate of the nominal amounts of:

(a) shares allocated in respect of awards granted within the previous 10 years under any discretionary scheme;

(b) shares remaining to be allocated in respect of awards granted within the previous 10 years under any discretionary scheme; and

(c) shares allocated on the same date or within the previous 10 years under any discretionary scheme otherwise than in respect of an award.

12 <u>Termination</u>

12.1 The Trustees or the Company may at any time resolve to terminate the Plan in which event no further Awards shall be made thereafter, but the subsisting rights of Participants shall remain in force.

PN081070070

DRAFT: EAC 15.05.08

THE UNITED UTILITIES GROUP 2008 INTERNATIONAL PLAN

Shareholders' approval: 30 May 2008

Board approval: ● 2008

Expiry date 1 July 2018

Rules of
The United Utilities Group 2008
International Plan

1 Definitions and interpretation

1.1 In these Rules, unless the context otherwise requires:

"**the Adoption Date**" means 1 July 2008;

"**Announcement Date**" means a day on which the Company announces its results for any period to the London Stock Exchange not being a day falling prior to the Adoption Date;

"**Award**" means an option which is capable of exercise in accordance with these Rules over a number of fictional Shares, the exercise of which may give rise to a payment of cash determined in accordance with these Rules but not, in any circumstances whatsoever, the acquisition of any Shares;

"**Award Certificate**" means, in relation to an Award, the certificate issued in accordance with Rule 3.6;

"**Award Deed**" means a deed executed or to be executed by the Trustees in accordance with Rule 3.5 for the purpose of making an Award;

"**Award Period**" means each of the following periods:

(a) the period of 42 days following the Adoption Date; and

(b) the period of 42 days following an Announcement Date;

"**Business Day**" means a day on which the London Stock Exchange is open for business in London;

"**Cash Amount**" in respect of any Award that is exercised, a cash sum equal to the notional number of Shares in respect of which the Award is exercised (taking into account Rule 7.7 where applicable) multiplied by the Share Value;

"**the Committee**" means the committee of the board of directors of the Company whose principal task is to consider and determine (or recommend to the board of directors) the remuneration (in all its forms) of, among others, executive directors of the Company or, in the absence of any such committee, such other committee, consisting principally of non-executive directors, to which the operation of the Plan may be delegated by the board of directors of the Company;

"**the Company**" means United Utilities Group PLC (registered No. 6559020);

"**control**" has the meaning ascribed thereto by section 995 of the Income Tax Act 2007;

"**Date of Award**" means, in relation to any Award, the date on which such Award is to be treated as made in accordance with Rule 3.5;

"**Eligible Employee**" means any person who, at the Date of Award of an Award, is a director (other than a non-executive director) or employee of any one or more companies within the Group who is not resident in the United Kingdom;

"**Exercise Period**" means:

(a) in relation to an Award in respect of which no Fixed Payment Date has been specified in the Award Certificate, the period commencing on the Vesting Date in relation to that Award and ending three months thereafter or, if the Participant, not having previously exercised the Award, shall be prevented from doing so on the last day of the said period of three months by virtue of Rule 7.1, ending 30 days after the first day thereafter on which he shall not be so prevented; and

(b) in relation to any other Award, the period commencing on the Vesting Date and ending on the Fixed Payment Date specified in relation to the Award in question;

"**Financial Year**" means an accounting reference period or other period for which the Company makes up its statutory accounts;

"**Fixed Payment Date**" means in relation to an Award, a specific date falling after its anticipated Vesting Date but before the expiry of three months following such Vesting Date;

"**Group**" means the Company and its subsidiaries (within the meaning of section 1159 of the Companies Act 2006) for the time being;

"**the London Stock Exchange**" means the recognised stock exchange known at the Adoption Date as the London Stock Exchange plc or other the principal recognised stock exchange in the United Kingdom;

"**Market Value**" means in relation to a Share on any date:

(a) if the Shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange (or other competent authority within the meaning given thereto in section 147(6) Financial Services Act 1986) dated the Business Day immediately preceding such date; or

(b) if the Shares are not then so listed and traded on the London Stock Exchange, market value as determined for the purposes of the Plan by the Trustees having regard to the provisions of Part 8 of the Taxation of Chargeable Gains Act 1992;

"**Participant**" means a person to whom an Award has been made or (where the context admits) his personal representatives;

"**Performance Certificate**" means a certificate to be delivered in accordance with Rule 4.1;

"Performance Condition" means any performance or other condition imposed by the Trustees pursuant to Rule 3.3 in relation to an Award and specified in the Award Deed in relation to that Award;

"Performance Period" means, in relation to an Award, the period determined by the Trustees and specified in the Award Deed in relation to such Award;

"Performance Share Plan" means the United Utilities Group 2008 Performance Share Plan adopted pursuant to the authority of an ordinary resolution of the Company passed on 30 May 2008, as from time to time amended and in force;

"the Plan" means the plan constituted by these Rules as from time to time amended and in force;

"Relevant Jurisdiction" means any jurisdiction in which:

(a) a Participant; or

(b) the member of the Group to which such Participant provides services

is subject to taxation of any nature whatsoever in respect of or in connection with the grant of an Award, its exercise, deemed exercise or any payment pursuant to such Award

"Rules" means the rules of the Plan as from time to time amended;

"Share" means a fully paid ordinary share (of whatever class) in the capital of the Company;

"Share Value" means:

(a) in respect of any Award for which no Fixed Payment Date has been specified in the Award Certificate, the Market Value of a Share on the date of exercise; or

(b) in respect of any other Award, the Market Value of a Share on the date of exercise if such exercise occurs pursuant to Rules 6.1 to 6.7 inclusive or otherwise the Market Value of a Share on the date upon which exercise is deemed to have occurred pursuant to Rule 7.6;

"the Trust" means the United Utilities Employee Share Trust established by a trust deed dated 21 August 1996 and made between United Utilities PLC (1) and United Utilities Employee Share Trust Limited (2) as from time to time amended or varied or any other trust for the benefit of Eligible Employees amongst others the trustees of which may agree to accept the obligations of the Trustees under the Plan whether in addition to or in substitution for the existing Trustees;

"the Trustees" means the trustees for the time being of the Trust; and

"Vesting Date" means, in relation to an Award, the date upon which a Performance Certificate is issued in respect of the Award or such earlier date on which the Award has become exercisable in accordance with the Plan and the applicable Award Deed.

1.2 A Participant shall for the purposes of the Plan be treated as being in "**Qualifying Service**" at any time if at that time he is a director, other than a non-executive director, or an employee of any member of the Group.

1.3 In these Rules:

(a) unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the masculine gender only shall include the feminine gender and words importing natural persons shall also include corporations; and

(b) references to any statute or statutory provision shall include (i) any subordinate legislation made under it and (ii) any provision superseding it or re-enacting it (whether with or without modification);

(c) references to a Rule or Rules are to a rule or rules of the Plan; and

(d) the descriptive headings to Rules are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of these Rules.

2 Notifications by the Committee to the Trustees

2.1 The Committee may, in relation to any present or future Award Period, notify the Trustees of:

(a) the names of Eligible Employees to whom the Committee recommends that Awards be made in that Award Period;

(b) the amount in respect of each such Eligible Employee (being an amount not exceeding 100% of the Eligible Employee's annual rate of salary (excluding benefits in kind) as at the intended Date of Award unless the Committee consider there are exceptional circumstances justifying a higher amount for any Eligible Employee) which the Committee recommends be applied to determine the maximum value of the Award to be made to the Eligible Employee in that Award Period;

(c) the Performance Period and the Performance Condition(s) which the Committee recommends in relation to any Awards made in that Award Period; and

(d) the Fixed Payment Date (if any) that the Committee recommends in relation to any Awards made in that Award Period.

2.2 The Committee may recommend to the Trustees and the Trustees may make an Award or Awards at any time not within an Award Period at which the Committee considers that exceptional circumstances exist which justify the making of an Award or Awards. Furthermore, if by reason of statute, order, rule, regulation or government directive or by reason of any undertaking or agreement to which the Company may for the time being be a party, whether as a condition of or in consequence of its ordinary share capital being listed on or dealt in on any recognised stock exchange or otherwise, Awards may not be granted during an Award Period, the Committee may recommend to the Trustees and the Trustees may make an Award or Awards at any time within the period of 42 days following the lifting of such restrictions. Where

this Rule applies, the Committee shall notify the Trustees of the matters set out in Rule 2.1 in relation to such proposed Award or Awards.

3 Making of Awards

3.1 The Trustees may, in their discretion, make Awards, during any Award Period or at any other such time as is referred to in Rule 2.2, to all or any of the Eligible Employees recommended by the Committee in accordance with Rule 2 for Awards in that Award Period or at that time.

3.2 The maximum notional number of Shares comprised in an Award to any Eligible Employee shall be determined by dividing the amount recommended by the Committee in accordance with Rule 2.1(b) or such lesser amount as the Trustees may decide by the Market Value of a Share on the applicable Date of Award.

3.3 In making any Award under the Plan the Trustees shall determine that the exercise of such Award shall be conditional on the satisfaction of one or more performance or other conditions determined by the Trustees on the recommendation of the Committee before such Award is made. Any such Performance Condition may provide that the Award shall become exercisable in respect of a given number or proportion of the Ordinary Shares comprised in the Award according to whether, and the extent to which, such condition is met.

3.4 If prior to the satisfaction of any Performance Condition imposed pursuant to Rule 3.3, an event occurs which causes the Trustees reasonably to consider that any such Performance Condition would not, without some alteration or addition, achieve its original purpose, the Trustees may, after consulting with the Committee, make such alteration or addition to such Performance Condition as they consider fair and reasonable but so that such Performance Condition shall not be any more difficult to satisfy after such alteration or addition than it was as originally imposed.

3.5 An Award shall be made to an Eligible Employee by deed in such form as the Trustees may decide (an "**Award Deed**") which shall be executed by the Trustees and shall take effect on delivery of the Award Deed by the Trustees, provided that, unless the Eligible Employee has previously irrevocably agreed with the Trustees to be bound by the Rules and the terms of any Award which may made to him, the Award shall be conditional upon the Eligible Employee so agreeing with the Trustees within 90 days after the date of delivery of the Award Deed by the Trustees and, if the Eligible Employee shall fail to execute such an agreement within such period, the Award shall lapse and be deemed never to have been made.

3.6 An Award shall be evidenced by an Award Certificate or such other notification (which may, but need not, constitute an Award Deed) issued by or on behalf of the Trustees to the Participant specifying:

(a) the Date of Award;

(b) the maximum notional number of Shares comprised in the Award;

(c) the Performance Period;

(d) details of any Performance Conditions imposed in relation to the Award pursuant to Rule 3.3; and

(e) the Fixed Payment Date, if any, relating to the Award.

3.7 No monetary consideration shall be payable for the making or grant of an Award or in the respect of the exercise or deemed exercise of any Award.

3.8 Each Award shall be personal to the Participant and shall not (save as provided in Rules 6.1 and 6.3) be capable of being transferred, assigned, charged, encumbered or in any way dealt in or of being listed or dealt in on any stock exchange and, if (save as aforesaid) any Award or any interest therein is or is purported to be transferred, assigned, charged, encumbered or in any way dealt in, such Award shall lapse and the Trustees shall not knowingly permit its vesting or exercise.

3.9 No Award shall be made after 1 July 2018.

3.10 The Company may in any such agreement between the Participant and the Trustees as is referred to in Rule 3.5, if and to the extent so permitted by law, in the Relevant Jurisdiction make it a condition of the exercise of an Award that the Participant makes good to the Trustees or the Company or any other member of the Group or any other person (other than the Participant) all or such part as may be specified in the Award Deed of any social security taxes or social security contributions arising in the Relevant Jurisdiction for which the Trustees, the Company or any other member of the Group or any such other person is liable as a consequence of such exercise.

4 Certification of Performance Conditions

4.1 The Company shall or shall procure that, as soon as practicable after the end of the Performance Period in relation to any Awards, it shall be ascertained whether or not all or any of the Performance Conditions have been satisfied and the Company shall use its reasonable endeavours to cause a notice (a **"Performance Certificate"**) to be issued to the Trustees within four months following the expiry of the relevant Performance Period notifying the Trustees whether or not the Awards are exercisable in accordance with the Plan and the Award Certificate and

(a) if the Performance Certificate shall notify the Trustees that none of the Performance Conditions has been satisfied, the Award shall lapse in its entirety forthwith upon receipt by the Trustees of the Performance Certificate; or

(b) if the Performance Certificate shall notify the Trustees that an Award is exercisable in accordance with Rule 4.1, it shall also notify the Trustees of the notional number of Shares in respect of which the Award may be exercised by the Participant and the Award shall lapse forthwith upon receipt by the Trustees of the Performance Certificate in respect of any notional Shares in respect of which it does not then become exercisable.

4.2 The Company shall give notice to the Participant of the information notified to the Trustees in accordance with Rule 4.1 relating to any Award made to him.

5 **Exercise of Award in normal circumstances**

5.1 Save as otherwise provided in Rule 6, an Award shall only be capable of being exercised:

(a) if the Participant has been in Qualifying Service throughout the period commencing on the applicable Date of Award and ending at the end of the applicable Performance Period; and

(b) if the Performance Certificate issued pursuant to Rule 4.1 shall certify that the Performance Conditions imposed pursuant to Rule 3.3 have been satisfied

but shall only be exercisable to the extent specified in the relevant Performance Certificate.

5.2 An Award shall lapse on the happening of the earliest of the following events:

(a) where Rule 4.1(a) applies, the receipt by the Trustees of the relevant Performance Certificate;

(b) where Rule 4.1(b) applies, the receipt by the Trustees of the relevant Performance Certificate, but only to the extent determined in accordance with the relevant Performance Certificate;

(c) the expiry of its Exercise Period, unless the Participant shall have died at any time before the expiry of the Exercise Period;

(d) the Participant ceasing to be in Qualifying Service during the applicable Performance Period save to the extent (if any) to which the Trustees permit him (or his personal representatives) to exercise the Award pursuant to Rule 6.1 or Rule 6.2;

(e) the expiry of the period permitted for the exercise of the Award by the Participant's personal representatives in accordance with Rule 6.1, Rule 6.3 or Rule 6.4;

(f) the expiry of the period permitted for exercise by the Participant of the Award in accordance with Rule 6.2 unless the Participant shall die during such period;

(g) the expiry of the period specified in accordance with Rule 6.6;

(h) the passing of a resolution for the voluntary winding up of the Company or the making of an order for its compulsory winding up;

(i) the Participant becoming bankrupt;

(j) the tenth anniversary of its Date of Award;

(k) the first anniversary of the death of the Participant; and

(l) where a Fixed Payment Date has been specified in relation to the Award concerned, the day immediately following the Fixed Payment Date so specified.

6 Right to exercise and vesting of Award in special circumstances

6.1 In the event of the death of the Participant during the Performance Period of an Award while he is in Qualifying Service and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9, the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to be capable of exercise immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and may permit the personal representatives of the Participant to exercise the Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine.

6.2 In the event of a Participant ceasing to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9, by reason of:

(a) retirement on or after reaching his normal retirement date (or if there is no such date, the date on which the Participant has reached the age at which he is no longer permitted to work without the consent of his employer) or, with the consent of the Committee, prior to that date;

(b) redundancy (within the meaning of the Employment Rights Act 1996);

(c) injury, disability or ill-health (evidenced to the satisfaction of the Company and the Trustees);

(d) the company by which he is employed ceasing to be a member of the Group;

(e) the undertaking in which he is employed being sold or transferred outside the Group; or

(f) other special circumstances as determined by the Trustees with the consent of the Committee,

the Trustees may, in their discretion but subject to the consent of the Committee, permit the Award to be capable of exercise after the issue of the Performance Certificate in respect of such Award at the conclusion of the Performance Period but so that the maximum notional number of Shares in respect of which the Award shall be capable of being exercised shall be reduced in accordance with Rule 6.11 and provided that, except in a case falling within Rule 6.2(f), the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to be capable of exercise immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and may permit the Participant to exercise the Award to the extent so determined during, subject to Rule 6.13, such period as they may determine.

6.3 In the event of the death of the Participant:

(a) after the end of the Performance Period of an Award and before the expiry of its Exercise Period; or

(b) while he is entitled to exercise an Award pursuant to Rule 6.2,

his personal representatives may exercise that Award (in so far as it shall not have lapsed under any other Rule) during the period of 12 months following the date of the Participant's death, but, in the case of his death while he was entitled to exercise an Award pursuant to Rule 6.2, only to the extent to which he was permitted to exercise such Award in accordance with Rule 6.2.

6.4 In the event of the death of the Participant after he has ceased to be in Qualifying Service and before an Award has become exercisable in accordance with Rule 6.2 and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9, the Trustees may, in their discretion but subject to the consent of the Committee, cause the Award to be capable of exercise immediately to such extent as the Trustees may determine in accordance with Rule 6.10 and may permit the personal representatives of the Participant to exercise the Award to the extent so determined during such period (not exceeding 12 months) after the date of the Participant's death as they may determine.

6.5 If a Participant ceases to be in Qualifying Service during the Performance Period of an Award and prior to the occurrence of any such event as is referred to in any of Rules 6.6, 6.7, 6.8 and 6.9 for any reason other than those specified in Rules 6.1, 6.2, 6.3 and 6.4, the Award shall lapse immediately upon cessation of Qualifying Service.

6.6 In the event that notice is given to shareholders of the Company of a resolution to approve the reconstruction or demerger of the Company or of any other member of the Group, the Trustees may make such provision for the variation of the terms of any Award and/or the applicable Performance Condition(s) and/or for early exercise (in whole or in part) of Awards as the Trustees shall, in the exercise of their discretion (having regard to the recommendation of the Committee), consider appropriate to take proper account of such circumstances, provided that:

(a) in exercising such discretion for this purpose the Trustees shall have due regard to the object and purposes of the Company and the Trustees in establishing the Plan;

(b) no such provision shall be made without the consent of the Committee; and

(c) no such provision shall take effect so as to abrogate the rights of a Participant without the Trustees first obtaining his consent.

6.7 If a general offer is made to acquire the whole or part of the issued ordinary share capital of the Company (or such part of such capital as is not then owned by the offeror or any company controlled by the offeror and/or any person acting In Concert with the offeror) as a result of which the offeror (or any such companies and/or persons as aforesaid) may gain control of the Company then the Trustees may (with the consent of the Committee) serve a notice on each Participant at any time before the later of the date on which control of the Company passes and the date on which any condition subject to which the offer is made has been satisfied (the "**Take-over Date**") which permits a Participant, to exercise any Award which has not yet become exercisable within the period commencing on the date of such notice and expiring on the Take-over Date provided that any such exercise shall be conditional upon and shall not take effect until immediately before the Take-over Date, to such extent as the Trustees may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise is within the Performance Period of the Award. If the Take-over Date does not arise, the exercise of an Award pursuant to this Rule 6.7 shall be null and

void and such Award shall remain in force and may be subsequently exercised in accordance with and subject to these Rules.

6.8 If during the Performance Period of an Award any person:

(a) obtains control of the Company as a result of making a general offer:

(i) to acquire the whole of the issued share capital of the Company made subject to a condition such that if it is satisfied the person making the offer will have control of the Company; or

(ii) to acquire all the shares in the Company which are of the same class as the Shares;

(b) obtains control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006; or

(c) becomes bound or entitled to acquire Ordinary Shares under sections 974 to 991 (inclusive) of the Companies Act 2006;

then the Trustees may, in their discretion but subject to the consent of the Committee, permit the Participant to exercise an Award which has not yet become exercisable within such reasonable period as the Trustees shall determine and notify to the Participant to such extent as the Trustees may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise is within the Performance Period of the Award.

6.9 In the event of notice being given to shareholders of the Company during the Performance Period of any Award convening a meeting to consider a resolution for the members' voluntary winding up of the Company, the Trustees may, in their discretion but subject to the consent of the Committee, permit the Participant to exercise the Award at any time before the commencement of the winding up to such extent as the Committee may, in their discretion but subject to the consent of the Committee, determine in accordance with Rule 6.12, notwithstanding that such exercise is within the Performance Period.

6.10 An Award may only be exercised in the circumstances set out in Rules 6.1, 6.2 and 6.4 if and to the extent that the Trustees, acting on the recommendation of the Committee, are satisfied that the Performance Conditions have been satisfied on such modified basis as they think fit over the period from the beginning of the Performance Period to the date on which the Participant ceased to be in Qualifying Service and, for the purpose of determining the notional number of Shares in respect of which the Award is capable of exercise as a consequence of the extent (if any) to which the Performance Condition(s) have been so satisfied, the maximum notional number of Shares comprised in the Award shall be such reduced notional number as is determined in accordance with Rule 6.11.

6.11 For the purpose of calculating the notional number of Shares in respect of which an Award may be exercised by the Participant pursuant to any of Rules 6.1, 6.2 and 6.4. the maximum notional number of Shares comprised in the Award shall be reduced to the proportion of the notional number of Shares originally comprised in the Award which equals the proportion which the

number of days which have elapsed from and including the first day of the applicable Performance Period to and including the day upon which the Participant ceased to be in Qualifying Service bears to the number of days in the Performance Period.

6.12 Awards may only be exercised in the circumstances set out in Rule 6.7, 6.8 or 6.9 if and to the extent that the Trustees, acting on the recommendation of the Committee, consider it fair and reasonable taking into account the extent to which the Performance Conditions applied over such modified period as the Trustees consider appropriate have been satisfied and such other criteria as the Trustees in their discretion consider relevant.

6.13 If an Award which has become capable of exercise pursuant to Rule 6.2 and such exercise is or has been prevented by virtue of Rule 7.1 and the last day of the period allowed for exercise under the relevant Rule has elapsed, the Award shall be capable of exercise (but only to the extent allowed pursuant to Rule 6.2) for a period ending 30 days after the first day on which Rule 7.1 no longer applies to prevent the exercise of the Award.

7 Exercise of Awards

7.1 No Award (other than an Award in respect of which the Award Certificate specifies a Fixed Payment Date) shall be exercised save in accordance with the then current model code on directors' dealings in listed securities traded on the London Stock Exchange or such other code of dealing in terms no less exacting than such model code as may be adopted by the Company. This restriction shall apply, as if, for the purpose of this Rule 7.1 only, the exercise of an Award involved the acquisition of securities by the Participant concerned that are governed by the model code or such other code of dealing referred to herein and shall apply to all Participants who are subject to the model code or such other code of dealing referred to herein at the time of exercise of the relevant Award even if they are not directors of the Company.

7.2 An Award may only be exercised by a Participant giving notice to the Company in the form and manner prescribed by the Committee.

7.3 An Award shall be capable of exercise on one occasion only and, if an Award is exercised in respect of part only of the notional Shares then subject to that Award, that Award shall lapse in respect of the balance of such notional Shares. Exercise of an Award shall only be effective upon receipt of the duly completed form of exercise.

7.4 The exercise of an Award by a Participant and the execution by any Participant of such an agreement as is referred to in Rule 3.5 shall constitute the agreement and undertaking of the Participant with the Trustees that he will forthwith upon demand from the Company pay to the Company or as the Company may direct:

(a) any amount of income tax, social security taxes or contributions or other tax of the Relevant Jurisdiction for which the Participant may be liable or which may be payable in respect of the Participant as a consequence of the grant or exercise of any Award or any payment to a Participant pursuant to the Plan and which the Trustees, the Company or any other member of the Group (past or present) or any other person (other than the Participant) is required (whether such requirement is legally enforceable or not) to pay to the tax authorities in the Relevant Jurisdiction or any other taxation authority; and

(b) any amounts of social security taxes or contributions of the Relevant Jurisdiction for which the Trustees, the Company or any such other member of the Group or any such other person is liable as a consequence of the grant or exercise of any Award or any payment to a Participant pursuant to the Plan to the extent that the Trustees, the Company or any such other member of the Group or any such other person may lawfully be entitled to require, or may lawfully have agreed with the Participant, that the Participant will make good the same to the Trustees, the Company or any other member of the Group (past or present) or any such other person;

and shall also constitute authority to the Trustees, the Company, each such other member of the Group and any such other person acting on their behalf to deduct any amount so demanded which remains unpaid from payments otherwise payable to the Participant, including but not limited to authority to deduct from wages or salary for the purposes of any legislation, custom or practice in the Relevant Jurisdiction.

7.5 Upon the exercise of an Award becoming effective or upon its deemed date of exercise pursuant to Rule 7.6 the Trustees shall pay, or make such other arrangements for paying, the Participant exercising such Award, the Cash Amount, such payment being subject to all applicable deductions in respect of income tax, social security contributions, social taxes or other taxes that are properly deductible in respect of the Cash Amount in the Relevant Jurisdiction. For the avoidance of doubt each Participant who has exercised his Award shall only be entitled to receive in his hands a cash sum equal to the Cash Amount less all applicable deductions referred previously in this Rule 7.5 and not a cash payment equal to the Cash Amount.

7.6 Subject only to the exercise of an Award occurring pursuant to any one of Rules 6.1 to 6.7 inclusive (in which case the exercise of the award shall take effect on receipt of the duly completed form of exercise), any Award in respect of which a Fixed Payment Date has been specified in the Award Certificate relating to such Award, shall irrespective of the actual date upon which written notice of exercise is served in accordance with Rule 7.2, be deemed for the purpose of these Rules to have been exercised on the Fixed Payment Date specified in relation to that Award.

7.7 Notwithstanding any other provision of these Rules, in addition to the number of notional Shares over which an Award shall be capable of exercise, as determined in accordance with the Performance Certificate issued in relation to such Award and/or as determined in accordance with Rule 6, as the case may be, upon exercise of such Award becoming effective the Trustees shall treat that Award as being exercised over such number of additional notional Shares which is equal to the product of the Formula:

(A X B)

where

"A" equals the number of notional Shares notionally added to the Award as at the time of issue of the Performance Certificate (or as at the time of exercise of the Award, if such exercise precedes the issue of such Performance Certificate) relating to such Award by virtue of the application of Rules 7.8 to 7.10 inclusive; and

"B" equals the percentage of the maximum number of notional Shares in respect of which the Award was originally granted (as specified in the relevant Award Certificate) represented by the number of those notional Shares in respect of which the Award is capable of exercise determined in accordance with the operation of Rule 4.1 and/or the operation of Rule 6 as the case may be. (For the avoidance of doubt, any notional Shares notionally forming part of an Award by virtue of Rule 7.10 shall not be taken into account in determining "B" for the purpose of this calculation).

7.8 Whenever a dividend or other cash distribution is (or has been) paid or made by the Company in respect of Shares at any time during the period starting at the commencement of the Performance Period relating to such Award and ending on the issue of the Performance Certificate relating to such Award, there shall, in respect of each such subsisting Award, be separately ascertained the whole number of Shares which may be (or may have been) purchased with a sum as nearly as possible equal to but not exceeding the aggregate cash amount of the dividend or distribution so paid or made in respect of a number of Shares equal to the number of notional Ordinary Shares subject to the Award in question.

7.9 For the purpose of operating Rule 7.8 and determining the number of whole Shares that may have been acquired with any distribution or dividend so made or paid, the price payable for a Share shall be the price per Share equal to the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange for the day on which such dividend or distribution is paid or made or, if such day is not a Business Day, the Business Day next following such day.

7.10 A number of notional Shares equal to the number of Shares ascertained in accordance with Rule 7.8 shall in relation to:

(a) dividends or distributions made or paid on or after the commencement of the Performance Period relating to any Award but before the Date of Award of the Award concerned, be notionally added to and form part of the Award with effect from its Date of Award; and

(b) dividends or distributions made or paid after the Date of Award of the Award concerned, be notionally added to and notionally form part of the Award with effect from the date of payment of such dividend or making of such distribution;

and in each case shall be taken into account in any further application of Rule 7.8.

7.11 For the avoidance of doubt, Rule 7.8 shall not be applied in respect of any dividends or distributions made or paid in respect of a number of Shares equal to the notional Shares subject to any Award where the making or payment of such dividend or distribution occurs after the issue of the Performance Certificate relating to the Award in question.

8 <u>Variation of share capital</u>

8.1 Upon any capitalisation issue or a rights issue or any reduction, sub-division or consolidation of the Company's share capital or any other variation of share capital or in such other circumstances as the Committee considers appropriate, the notional number of Ordinary Shares subject to an Award may be adjusted in such manner and with effect from such dates as the Trustees may determine to be appropriate (not excluding retrospective adjustments where such

variation occurs after the Vesting Date in relation to the Award but the record date relating to such variation precedes such Vesting Date) provided that no adjustment shall be made in the event of a capitalisation issue made for the purpose of a scrip dividend to which section 249 Income and Corporation Taxes Act 1988 applies, unless such scrip dividend is an enhanced scrip dividend in which event the adjustment shall be limited to that necessary to take account of so much of the ordinary share capital issued which would not have been issued but for such enhancement and provided further that the issue of shares or securities as consideration for an acquisition shall not be regarded as a circumstance requiring any such adjustment.

8.2 Notice of any such adjustment shall be given to the Participants.

9 **Administration and amendment of the Plan**

9.1 The decision of the Trustees as to any matter, question or dispute arising from the Plan (other than a matter to be certified by the Auditors) shall be final and binding on all Eligible Employees and Participants.

9.2 The Trustees shall have the power from time to time to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan as they think fit.

9.3 The Plan may be altered in any respect by the Trustees except that:

(a) no amendment shall be effective which would materially prejudice the interests of Participants in relation to Awards already made or granted to them unless with such prior consent or sanction of Participants as would be required under the provisions for the alteration of class rights contained in the Articles of Association of the Company for the time being if the Shares the subject of the Awards constituted a separate but single class of shares (or two or more classes of shares according to the respective dates of award or grant as the Trustees may deem appropriate) and such shares were entitled to such rights; and

(b) save as provided in Rule 9.4, no amendment to the advantage of current or prospective Participants shall be made, without the prior sanction of an ordinary resolution of the Company in general meeting to:

(i) the definition of Eligible Employee;

(ii) the terns of Awards;

(iii) the basis on which any adjustment may be made to the notional number of Shares subject to any Award;

(iv) the maximum entitlement for any Eligible Employee; or

(v) this Rule 9.3 or Rule 9.4; and

(c) no amendment shall be made without the prior approval of the Committee

9.4 The Trustees may, without the sanction of an ordinary resolution of the Company in general meeting but subject to the prior approval of the Committee, make minor amendments to the Plan to benefit the administration thereof or make amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for the Trustees, the Company, any other member of the Group or any existing, future or prospective Participant or to accommodate legislative changes.

9.5 Notice of any material alteration made in accordance with Rule 9.3 or Rule 9.4 shall be given to all Participants affected by the relevant alteration.

9.6 Any notice or document to an Eligible Employee or Participant may be given either personally or through the internal post or by sending it by ordinary post, e-mail or facsimile or by other electronic means (including the internet and the intranet) to the address or number given by that person.

9.7 Where a notice or document is sent to an Eligible Employee or Participant by ordinary post, it will be treated as being received 72 hours after it was put into the post properly addressed and stamped. In all other cases, the notice or document will be treated as received when it is given.

9.8 All notices and documents given or sent to Eligible Employees or Participants will be given or sent at the risk of the addressee. Neither the Company nor any member of the Group nor the Trustees has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

9.9 A notice or document to the Company or the Trustees must be given by such means as the Committee may from time to time decide. Such means may include, but not be limited to, delivering it personally or through the internal post to the recipient's registered office or principal place of business or by sending it by facsimile or e-mail or other electronic means (including the internet and the intranet).

9.10 Unless otherwise agreed by the Company, a notice or document given to the Company or the Trustees will only be effective once it is received by the recipient.

9.11 All notices and documents given or sent to the Company or the Trustees will be given or sent at the risk of the sender. Neither the Company nor any member of the Group nor the Trustees has any liability in respect of any notice or document given or sent, nor any obligation to check that the addressee actually receives it.

9.12 A Participant shall not be entitled to receive copies of any notice or other document sent by the Company to its shareholders.

10 Participants' legal entitlements

10.1 The terms of employment of a Participant by the Company or any other member of the Group shall not be affected by his participation in the Plan which shall not form part of such terms. In no circumstances shall a person ceasing to be in Qualifying Service by reason of dismissal or otherwise howsoever be entitled to or claim against the Trustees, the Company or any other member or former member of the Group any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Awards then held by him or otherwise in connection with the Plan.

10.2 Any Award made to a Participant shall not be pensionable and shall not be brought into account for the purposes of calculating any salary-related benefits of the Participant.

10.3 Until the time of exercise or deemed exercise of an Award, the Participant holding such Award shall have no beneficial or legal right to receive any payment or part payment of the Cash Amount relating to that Award.

10.4 No Award granted under the Plan shall confer any right or prospective right to acquire any Shares or interest in Shares. For the avoidance of doubt for the purpose of the Plan, Shares are used as a method of calculating the Cash Amount payable to a Participant under the Plan.

11 Termination

11.1 The Trustees or the Company may at any time resolve to terminate the Plan in which event no further Awards shall be made thereafter, but the subsisting rights of Participants shall remain in force.

PN081070071

United Utilities Group Plc
12g3-2(b) Application Documents

11. The written consents referred to in section 16 of this Part X of the Prospectus

JPMorgan
CAZENOVE

United Utilities PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
WA5 3LP

Direct Line +44 20 7155 4501
Direct Fax +44 20 7155 9602
Mobile +44 7881 511562
david.clasen@jpmorgancazenove.com

Your Reference
Our Reference

6 June 2008

Dear Sirs

United Utilities plc – Letter of Consent

I hereby confirm that JPMorgan Cazenove Limited has given and not withdrawn its consent to the issue of the

a) Prospectus relating to the Introduction to the Official List and admission to trading on the London Stock Exchange of United Utilities Group PLC Ordinary Shares and
b) Shareholder circular and notice of EGM,

both dated 6 June 2008 with the references to its name in the form and context in which it appears. A copy of the documents are initialled and attached for the purposes of identification.

Yours faithfully

[signature]

David Clasen
Director - Corporate Finance


JUL 24 A 9:27

Deutsche Bank 

The Directors
United Utilities PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington, WA5 3LP

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
Tel +44 20 7545 8000

The Directors
United Utilities Group PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington, WA5 3LP

6 June 2008

Dear Sirs

Consent Letter

We refer to the prospectus to be issued by United Utilities Group PLC relating to the introduction to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange of United Utilities Group PLC ordinary shares (the "**Prospectus**") and the circular to be posted to shareholders of United Utilities PLC relating to the scheme of arrangement between United Utilities Group PLC and its shareholders, the reduction of capital of United Utilities Group PLC and the return of capital of approximately £1.5 billion to shareholders (the "**Circular**" and together, the "**Documents**"), copies of which are attached and initialled by us for the purpose of identification.

We hereby give our consent to the inclusion in the Documents of the references to our name in the form and context in which they appear.

Yours faithfully

Martin Pengelley

Director
Deutsche Bank AG London Branch

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
LDE: DX 599
www.deloitte.co.uk

The Board of Directors
on behalf of United Utilities Group PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington
Cheshire
WA5 3LP

6 June 2008

Dear Sirs

United Utilities Group PLC (the "Company")

We hereby give our consent to the inclusion in the prospectus of the Company dated 6 June 2008 (the "Prospectus") of:

- our accountant's report in Part III; and
- our report relating to the pro forma financial information in Part V,

in the form and context in which they are included, as shown in the attached copy of the Prospectus which we have signed for identification and being put on public display in accordance with Annex I item 24 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation").

We also hereby authorise the contents of the reports referred to above to be included in the Prospectus for the purposes of Prospectus Rule 5.5.3R(2)(f).

Our consent is required by Annex I item 23.1 of the Prospectus Directive Regulation and is given solely for the purpose of complying with that provision and for no other purpose.

Yours faithfully
Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.



United Utilities Group Plc
12g3-2(b) Application Documents

12. United Utilities Annual Report and Accounts 2008

Annual Report and Accounts 2008


United
Utilities

Highlights of the year

Proposed return of value for shareholders

£1.5bn

Capital expenditure in regulated activities up 45%


£826m

- Extended outsourcing contracts with Southern Water and British Gas Trading
- Out performed tougher leakage target

United Utilities monitors a large number of financial and non-financial key performance indicators (KPIs) to assess its performance. The non-financial KPIs include targets set by regulatory bodies.

We believe that those featured below provide an overall picture of our business. Additional non-financial KPIs are provided in our online stakeholder report at www.unitedutilities.com/stakeholder2008 .

Performance against KPIs

	2007/08	Re-presented[1] 2006/07	% change
Revenue from continuing[1] operations	£2,363m	£1,987m	18.9
Operating profit from continuing[1] operations	£663m	£642m	3.3
Underlying[5] operating profit from continuing[1] operations	£677m	£631m	7.4
Profit before taxation from continuing[1] operations	£478m	£502m	(4.8)
Underlying[5] profit before taxation from continuing[1] operations	£476m	£408m	16.7
Total dividends per ordinary share	46.67p	44.93p	3.9
Basic earnings per share from continuing[1] operations	47.3p	40.9p	15.6
Basic earnings per share from continuing[1] and discontinued operations	103.3p	49.4p	109.1
Pollution incidents	9	9	
Water quality – mean zonal compliance	99.94%	99.92%	
Greenhouse gas emissions[2]	1.986mtCO_2(e)	2.04mtCO_2(e)	
Renewable energy generated	93.0GWh	78.6GWh	
Employee engagement – employee opinion survey[3]	63%	–	
Health and safety – accident incident rate per 100,000 employees[4]	1,101	498	
Water – relative efficiency banding[6]	Band B[(2006/07)]	Band B[(2005/06)]	
Wastewater – relative efficiency banding[6]	Band C[(2006/07)]	Band C[(2005/06)]	
Leakage – rolling annual average leakage	462Ml/d	468Ml/d	
Sewer flooding – number of properties on the at-risk register	434	469	
Overall customer satisfaction – water (in response to enquiries)	73%	68%	

Notes:

(1) See page 12 for explanation.
(2) Incorporates increase in Defra's carbon dioxide emission factor.
(3) This is a new measure designed to provide a more in-depth analysis than employee satisfaction.
(4) Reflects the change in profile of our employees due to the sale of Vertex.
(5) See page 12 for explanation.
(6) 2007/08 assessment due to be published by Ofwat later in the year.

Business review

Governance

Financial statements

Cautionary statement

The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the group. By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the company undertakes no obligation to update these forward-looking statements. Nothing in this Annual Report should be construed as a profit forecast. Certain regulatory performance data contained in this annual report is subject to regulatory audit.



For more information please visit www.unitedutilities.com

We are well placed to build on recent achievements



On behalf of the board I am pleased to report good financial results for the year ended 31 March 2008. Revenue from continuing operations rose 18.9 per cent to £2,363 million while operating profit from continuing operations was up by 3.3 per cent at £663 million and underlying operating profit from continuing operations was up by 7.4 per cent at £677m.

The board is proposing a final dividend for the year of 31.47 pence per ordinary share – an increase of 3.87 per cent. Together with the interim dividend of 15.20 pence per ordinary share, the total ordinary dividend relating to the year is 46.67 pence. The final dividend will be paid to shareholders on 8 August 2008. Details of the revised dividend strategy from 2008/09 are on page 15.

Following the sale of United Utilities Electricity, principally comprising our electricity distribution assets and a review of our capital structure, we intend to return £1.5 billion or 170 pence per share to our shareholders. The return of value is scheduled for August 2008 and is summarised in the shareholder information section on page 112.

We say farewell to Norman Broadhurst who will leave the board in July after nine years. Norman has given valuable service to the group and we thank him for his contribution, particularly as chairman of the audit committee. The board, meanwhile, has been strengthened by the appointment of Dr John McAdam who, subject to election at this year's annual general meeting, will immediately succeed me as chairman.

As part of our commitment to the highest standards of governance, we have introduced a community investment committee to approve and monitor the group's corporate responsibility strategy and action plan.

With a more focused portfolio, a sharper concentration on our core capabilities and renewed emphasis on operational performance, we are well placed to build on recent achievements and continue to meet expectations in the current financial year.

Chairman

Revenue from continuing operations

£2,363m

Total dividends per ordinary share

46.67p

A year of progress



We are pleased to report a good set of results for both our regulated and our non-regulated activities. Along with our achievement in meeting Ofwat's revised target for our capital investment programme and in out performing our leakage target, the figures mark a year of excellent progress for the group.

I wrote last year that we had started on a journey towards our vision of becoming a world class operator of utility infrastructure and I defined this in the context of three topics.

The first has been to reshape our portfolio to allow us to focus on our core skills – the operation of water, wastewater, gas and electricity infrastructure and the design and build of that infrastructure. As I explain in the strategic review on pages 10 to 11, this has now been done.

The second has been to set a capital structure and dividend policy appropriate for the future of the group. Following the sale of United Utilities Electricity, principally comprising our electricity distribution assets, and the review of our capital structure, we intend to return £1.5 billion to our shareholders, adjust our gearing to a level more appropriate to the business and implement a new dividend policy.

Once the value has been returned, our review of capital structure and dividend policy will have been completed.

The third is to raise our operational performance. Here we've made good progress, particularly in out performing Ofwat's leakage target and in raising our customer satisfaction scores to levels dramatically higher than any we achieved before 2006. There are, however, areas where there is more to be done. We need to improve compliance with environmental standards at our wastewater treatment works, manage better any unplanned supply interruptions to our customers and reduce incidents of sewer flooding. We are working hard to address these areas.

In respect of our non-regulated business activities, we secured the £1.5 billion contract to manage the electricity distribution assets of Electricity North West. This was in addition to extending our contracts for Southern Water and British Gas Trading.

To continue our momentum towards world class performance, we need to go further in instilling our company values. I defined these last year as 'team, trust, passion and commitment'. These are crucial in reinforcing the sense of public duty that has always been part of our ethos at United Utilities, while also helping to sharpen the focus on operational and financial performance.

The key to this cultural change lies in our leadership and here we've made decisive changes. We have placed greater emphasis on leadership at every level and of the ten members of our top executive team, half have been recruited in the last two years. We've also established a wider group of senior leaders, responsible for bringing new thinking into United Utilities and for helping us to achieve the changes we need to make and to inspire our people to deliver it.

We're also working on the motivation of our people. This year we've taken further steps to measure our employees' sense of engagement and improve the areas where we're weak. As people become more committed and involved, they're more likely to demonstrate our values which in turn will propel us towards better operational performance and the fulfilment of our vision.

As we change and improve, we also seek to operate more sustainably. We know that sustainability makes good business sense and helps to attract and retain good people. We've committed ourselves to reducing our carbon emissions by 26 per cent by 2012*. I'm proud that our record on sustainability is one of the best in the industry and pleased that Ofwat is increasingly minded to factor climate change into the requirements of the next regulatory review. With this due in 2009, we continue to work with our regulator to ensure the best outcome for the business, our customers, the environment and our shareholders.

There is a long journey ahead, particularly in terms of the mindset and ethos of the organisation. I'm heartened by the progress of the last 12 months and confident of further gains in the year ahead.

Philip Green
Chief executive officer

* Target consists of at least 8.0% carbon reduction from our own activities and the remainder from certified renewable energy contracts.

Our business

Group activities

Revenue (continuing operations)	2008 £m	Re-presented* 2007 £m
Regulated activities	1,416	1,321
Non-regulated activities	949	729
Other activities	41	53
Inter-segment revenue	(43)	(116)
	2,363	1,987

* See footnote 1 on page 12.

Business description
United Utilities PLC (United Utilities) is registered in England and Wales. Our regulated subsidiary, United Utilities Water PLC (United Utilities Water), holds licences to provide water and sewage services to a population of some seven million people in north west England. We also apply our expertise in operating utility infrastructure in competitive markets.

Organisational structure
For management purposes, the group is organised into two principal operating divisions, being regulated and non-regulated activities.

Since 1 April 2007, we have reported through three business segments: regulated activities, non-regulated activities and other activities:

- regulated activities – comprise the regulated activities of United Utilities Water (water and wastewater);
- non-regulated activities – we apply the core utility skills of the regulated business through outsourcing contracts. In addition, this segment includes our interests in Northern Gas Networks and our overseas businesses; and
- other activities – includes United Utilities Property Solutions Limited, the property trading and management business of the group, which owns land and property assets. The segment also includes the results of other group holding companies.

Regulated activities
Our regulated activities comprise the operation of the licensed water and wastewater assets owned by United Utilities Water in north west England. This involves the removal and treatment of wastewater from, and the treatment and distribution of around 1.9 billion litres of water a day to, approximately 3.2 million homes and businesses.

Our water business is regulated in terms of price and performance. Ofwat reviews price limits every five years. The next price review (known as PR09) will take place in 2009 and will set price limits for the five years from 1 April 2010. Water companies will be required to submit their draft business plans for this period to Ofwat (and to publish summaries) in August 2008. Final business plans are expected to be submitted in April 2009 and Ofwat is planning to issue its draft determinations for comment in July 2009. Final determinations are expected in November 2009, following which water companies will have two months to decide whether to accept the determination or instead to have price limits referred to and set by the Competition Commission.

Our regulated activities are:

- capital intensive – improvements to the water and wastewater infrastructure are required in order to comply with applicable United Kingdom and European Union environmental and drinking water quality regulations. Capital investment (including infrastructure renewals expenditure) relating to water and wastewater in the year ended 31 March 2008 was £826 million;

Continued on page 7.

Regulated business

We provide water to seven million people in the North West of England. We manage the catchment areas to collect and store water in our reservoirs before treating it and delivering it through over 42,000 kilometres of water pipes.

We are responsible for collecting and treating wastewater before returning it safely to the environment. 43,000 kilometres of sewers take the wastewater from homes and industry for treatment at one of 582 wastewater treatment works.

Key facts

7 million
customers

42,000km
of water pipes

138
impounding reservoirs

582
wastewater treatment works

over £3 billion
invested between 2005 – 10 to improve our utility infrastructure and the environment

Water

Water and wastewater business


Manchester

Non-regulated business

Our clients:

Northern Gas Networks
Operating and maintaining the gas network in the North of England, serving
2.5 million
customers

Southern Water
Delivering water and wastewater schemes on behalf of Southern Water, serving
4 million
customers

Dwr Cymru Welsh Water
Operating and maintaining assets serving
1.2 million
homes in Wales

Scottish Water
Delivering a £1.1 billion capital investment programme across Scotland with our partners.

Electricity North West
Operating and maintaining the electricity distribution network on behalf of Electricity North West.

British Gas Trading (BGT)
Installing and maintaining gas and electricity meters across north west and north east England.

International operations
Providing and improving water services in Australia, Bulgaria, Estonia, the Philippines and Poland.

Gas

Operations for Northern Gas Networks


Newcastle Upon Tyne

Metering

Installing and maintaining meters for BGT


York

Electricity

Operations for Electricity North West


Preston

Water

Operations and maintenance for Dŵr Cymru Welsh Water


Cardiff

Water

Capital programme delivery for Southern Water


Brighton

Water

Capital programme delivery for Scottish Water


Edinburgh

Principal property assets

Principal wastewater operations facilities of United Utilities Water at 31 March 2008

Location	Description	Hectares	Tenure
Davyhulme, Greater Manchester	Wastewater treatment works	113	Freehold
Shell Green, Widnes	Sludge processing centre	5	Freehold
Sandon Dock, Liverpool	Wastewater treatment works	8	Leasehold

Principal water operations facilities of United Utilities Water at 31 March 2008

Location	Description	Hectares	Tenure
Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120	Freehold
Haweswater Estate, Cumbria	Reservoir/gathering grounds	10,522	Freehold
Longdendale Estate, Derbyshire	Reservoir/gathering grounds	10,215	Freehold
West Pennine Moors, Lancashire	Reservoir/gathering grounds	5,564	Freehold
Thirlmere Estate, Cumbria	Reservoir/gathering grounds	4,850	Freehold
Huntington, Cheshire	Water treatment works	107	Freehold
Prescot, Merseyside	Water treatment works	84	Freehold
Woodgate Hill, Greater Manchester	Water treatment works	40	Freehold

Principal offices of United Utilities Water at 31 March 2008

Location	Use	Floor area in sq. ft.	Utilisation	Tenure
Lingley Mere, Warrington	Company offices	259,622	100%	Freehold
Winsford	Company offices	20,441	70%	Freehold

Principal offices of United Utilities Property Solutions at 31 March 2008

Location	Use	Floor area in sq. ft.	Utilisation	Tenure
Borron Street, Stockport	Company offices	15,383	100%	Freehold
Dawson House, Warrington	Company (and 3rd party) offices	134,800	95%	Freehold
Hadrian Mill, Carlisle	Company (and 3rd party) offices	92,362	100%	Freehold
Hathersage Road, Manchester	Company (and 3rd party) offices	86,412	25%	Freehold
Manchester Road, Bolton	Company (and 3rd party) offices	117,898	60%	Freehold
Linley House, Manchester	Company (and 3rd party) offices	83,479	50%	Freehold
Whitebirk, Blackburn	Company offices	45,040	100%	Freehold

Principal offices leased by the group

Location	Use	Floor area in sq. ft.	Utilisation	Tenure
Gemini, Warrington	Company offices	10,300	100%	Leasehold
Oakland House, Manchester	Company offices	40,732	100%	Leasehold
Clearwater, Lingley Mere, Warrington	Company offices	27,405	100%	Leasehold
Whitehaven, Cumbria	Company offices	22,141	100%	Leasehold

- subject to economic regulation – in general, our business is subject to incentive-based economic regulation. This imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service; and
- subject to environmental regulations – these govern the abstraction of water, the quality of drinking water supplied to our customers, the discharges we make into the water environment and the management of potentially contaminated land we own, occupy or work upon.

Further developments in the regulatory regime are expected to take effect in the next few years, in particular as a result of European Union environmental initiatives (including the Water Framework Directive, the Drinking Water Directive and the Environmental Liability Directive).

The wastewater business
United Utilities Water is responsible for the reception, conveyance, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England.

Our wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. These aim to ensure the constituents of wastewater are effectively modified before discharge. Fully treated final effluent is discharged into rivers, estuaries or via sea outfalls. The Environment Agency consents to and stringently monitors all these discharges to ensure they comply with all relevant limits. A by-product of the treatment of wastewater is sewage sludge, which we treat further to produce an end product that is suitable for recycling.

Our wastewater operations involve owning and managing assets, which include:

- 582 wastewater treatment works;
- 43,419 kilometres of sewers;
- 1,826 pumping stations;
- 143 detention tanks;
- 2,275 combined sewer overflows and 375 emergency overflows; and
- 42 sludge treatment facilities.

The water business
We obtain water from various sources including reservoirs, rivers and aquifers. A large proportion of water we supply flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchment areas, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

This untreated water is conveyed to treatment works by aqueducts. Treated water is delivered to our customers through a network of large diameter trunk mains to smaller trunk mains, service reservoirs, water towers and distribution mains.

We own, operate and manage the water network assets in north west England which include:

- 137 operational and one emergency impounding reservoirs and associated catchments;
- 95 operational and five emergency water treatment works;
- 450 service reservoirs and water towers storing treated water;
- 609 pumping stations; and
- 42,219 kilometres of clean water mains.

We own approximately 57,800 hectares of catchment land. The key reason for owning and managing this land is to protect and improve the quality of raw water supplies and thus reduce the risk of non-compliance at water treatment works and avoid unnecessary operating costs.

In the 2004 periodic review, we obtained funds of £10 million for an innovative approach to land management entitled the 'Sustainable Catchment Management Programme' (SCaMP). This programme seeks to restore moorland areas so as to meet the government's Public Service Agreement targets to bring Sites of Special Scientific Interest into good condition.

Hectares of catchment land

57,800

Pumping stations

609

Sewers

43,419km

At the same time, we seek to enter into long-term agreements with tenant farmers to reduce livestock to acceptable levels so that, once restored, the moorland areas will be protected for the future. This integrated holistic approach should bring multiple benefits. As well as delivering the government's biodiversity targets, it is anticipated that there will be improvements in raw water quality (relating in particular to colour) and potentially reduced risk of downstream flooding. The programme has just completed its third year and is being applied to all the farms we own on our Bowland and southern estates, and we have been successful in concluding agreements with tenant farmers covering over 90 per cent of the land area in the programme to enable this to happen. Substantial work is now underway in both areas. For further details see page 22.

For our regulated business as a whole, capital investment (including infrastructure renewals expenditure) for the year to 31 March 2008 was £826 million. This represents an increase in expenditure of 44.8 per cent when compared with the previous financial year and reflects the planned profile of the group's investment programme. Cumulative capital expenditure on water assets matched regulatory assumptions as at 31 March 2008.

Non-regulated activities

Our non-regulated activities apply the core utility skills of our regulated business through outsourcing contracts. Details of these contracts in the United Kingdom (UK) are contained on pages 5 and 21. We provide gas services which support the infrastructure for over six million people and in total, including all our businesses, we now serve a population of around 17 million people in the UK. In addition, we provide asset management and operational services in respect of our former electricity distribution business.

Our international business develops and operates contracts in selected overseas utility markets and provides services for over seven million people. In Australia, we focus on maintaining our current portfolio of contracts and securing long-term investment returns and operational sources of income while managing the overall exposure arising from the contracts.

Elsewhere, we focus on applying core skills on an asset-light basis, primarily in the Gulf region, with other existing overseas investments being managed alongside existing UK investments. We continue to manage our existing portfolio of water and wastewater operations through a number of joint ventures in parts of Australia, Estonia, Bulgaria, the Philippines and Poland.

Our connections business provides multi-utility connections, connecting domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, we design and install new electricity, water and gas infrastructure.

Our metering business provides installation and maintenance services for electricity and gas meters. We completed around 583,000 gas and electricity meter installations in the year ended 31 March 2008 under a contract with British Gas Trading to which an extension to 30 June 2010 was secured in January 2008. Under this contract, both gas and electricity meters are installed, with rental income then being received for up to 20 years after installation by a joint venture company (in which we have a 50 per cent interest) which owns the meter assets.

Our non-regulated activities have grown rapidly since they began in 2000. The discipline of operating within strict contractual frameworks ensures that significant focus is placed on improving performance both within our own regulated water and wastewater business and our non-regulated businesses for the benefit of our customers. This experience has improved our commercial skillsets and places us in a strong position from which to pursue other infrastructure outsourcing opportunities.

Non-regulated revenue for the year ended 31 March 2008 increased by 30.2 per cent to £949 million compared with the previous year. Our non-regulated strategy is to apply our core skills where opportunities are identified to generate additional shareholder value with little impact on our risk profile. In addition to our core UK utility outsourcing market, we are focusing our business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast developing Gulf region.

Having sold United Utilities Electricity, principally comprising our electricity distribution assets, we retained the asset operator function, consistent with our core skills strategy. The services we provide to the new asset owner are: operation, maintenance and repair of the electricity network; design and construction of new assets to replace and refurbish the existing network; design and construction of new connections to the network; and the provision of services ancillary to the distribution of electricity through the network. An asset services agreement is in place between Electricity North West Limited (formerly called United Utilities Electricity Limited) and United Utilities Electricity Services Limited. It has an initial eight-year term (which commenced on 1 April 2007) with the potential to extend the contract for a further five years, and contains a mechanism for price negotiation at 31 March 2010 following a regulatory review.

We hold major utility outsourcing contracts in the United Kingdom with Dŵr Cymru Welsh Water, Southern Water, Scottish Water and Northern Gas Networks (in which we hold a 15 per cent equity stake). We have a meter installation contract with British Gas Trading, as well as three Scottish private finance initiative operations (relating to water/wastewater infrastructure renewal contracts).

Principal property assets

At 31 March 2008, the key facilities of our non-regulated business included leased office accommodation at Clearwater, Lingley Mere and Old Trafford, Manchester. In addition to these sites, we occupy various properties in support of specific contracts, typically within the geographic boundaries of the contracts, both in the United Kingdom and overseas. These sites consist of offices, depots and other operational facilities that are primarily owned or leased by the client or commercial landlords. It is anticipated that we will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the business.

Lingley Mere Business Park development
In February 2004, we entered into a 15-year joint venture agreement with Muse Developments Limited (formerly AMEC Developments Limited) to develop land at Lingley Mere, Warrington. Over a period of time, we will invest up to £20 million in this joint venture, mainly in the form of land.

Environmental issues
The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. We have a programme of improving, replacing and disposing of property when considered appropriate to meet the needs of our business operations.

None of the land we own or occupy or on which we are required to work is currently designated as contaminated but we own, or are required to work within sites that, by virtue of prior use, are potentially contaminated and may in the future be designated as contaminated land.

Our vision is to be a world class operator of utility infrastructure



Vision, strategy, goals and values



Focus on core skills of operating water, wastewater, gas and electricity networks

- Operational performance
- Deliver 2005-10 regulatory contract
- 2009 water price review
- Deliver non-regulated growth

Supported by our values:

Team, Trust, Passion, Commitment

To support our vision, we set out a clear strategy 18 months ago to focus on our core skills of managing water, wastewater, gas and electricity networks.

In line with this strategy, we reviewed our portfolio and sold businesses that were not aligned with these core skills. These included the business process outsourcing company, Vertex, the group's telecoms business, including its stake in THUS Group plc, and our facilities management and industrial liquid waste operations. As a result of these sales we are now a focused utility company.

We generated net equity proceeds of £1,050 million from the sale of United Utilities Electricity, which principally comprised our electricity distribution assets, achieving a substantial premium on the regulatory asset value. This represents a total sales price of £1,782 million less United Utilities Electricity's net debt of £686 million at fair value at the date of disposal, including United Utilities' group debt apportioned to the electricity business, and transaction costs of £46 million. In light of this sale, we reviewed our capital structure and dividend policy and details of the proposed £1.5 billion return to shareholders are provided on page 112.

The four key elements of our strategy are: continuing to improve our operational performance; successfully delivering our 2005-10 regulatory contract; preparing for the 2009 water price review; and delivering growth in our non-regulated business. Our vision, strategy and objectives are part of our overall goal of delivering shareholder value.

Improving operational performance

We aspire to be in the top quarter of the UK water sector on the most important measures and have highlighted five key performance indicators by which our progress can be measured. These are:

- relative efficiency;
- security of water supply (leakage);
- pollution;
- sewer flooding; and
- overall customer satisfaction (in response to enquiries).

Over the last two years we have raised operational performance levels and,

in 2007/08, we met our regulatory leakage target for the second consecutive year. This was a tougher target than the previous year and represents a year-on-year improvement.

Successfully delivering our 2005 10 regulatory contract

We are investing over £3 billion between 2005 and 2010 to improve our network assets on behalf of our customers and the environment.

Successfully delivering the outputs required by our regulators is of key importance. Now that we have agreed a new strategy with Ofwat for processing and disposing of sewage sludge, our capital expenditure is broadly in line with regulatory assumptions as at 31 March 2008.

We have a clear plan for the remainder of this price review period and are confident of meeting our regulatory targets.

Preparing for the 2009 water price review

The 2009 water price review is a key value driver for United Utilities as it will set the price limits from 1 April 2010 to 31 March 2015.

We are currently developing our draft five-year business plan, scheduled for submission to Ofwat in August 2008. This plan forms the first element of our long-term vision for our business as it adapts to the changing climate and demographics of the North West.

Our carbon action plan is progressing well through schemes which, in addition to helping the environment, also contribute to improving the efficiency of the group. These schemes include increasing the efficiency of our pumping stations and using our wastewater processes to generate electricity and heat.

In December 2007, we published our Strategic Direction Statement (SDS) entitled 'where we are heading'. This outlines the key issues facing the business over the next 25 years and includes the outcome of a survey into our customers' willingness to pay. Covering 2,000 households and 500 businesses, the survey found that key concerns include supply interruptions, sewer flooding, odour and reductions in greenhouse gas emissions. Customers' priorities can help shape future investment, enabling us to align expenditure to the areas they consider important. The SDS is part of our preparations for the forthcoming price review and we are already in active discussions with our regulators. The six key elements of our SDS are described on pages 19 and 20.

Investment in the water industry will be increasingly influenced by the need to adapt to climate change and flooding risk and to make further environmental improvements. We expect significant levels of capital investment to continue beyond 2010, generating future growth in our regulatory capital value.

Delivering the strategy for our non regulated business

We continue to seek opportunities to grow our non-regulated business by applying our core skills on an asset-light basis, where we identify opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to our core UK utility outsourcing market, we are focusing our business development resources on specific opportunities in the UK municipal solid waste treatment market, as well as Australia and in the fast-developing Gulf region.

Capital expenditure


Water capital expenditure profile
800
600
400
200
0
Year spend (£m)
2005/06
2006/07
2007/08
1000
750
500
250
0
Cumulative spend (£m)
Final determination
United Utilities
Cumulative final determination
Cumulative United Utilities
Wastewater capital expenditure profile
800
600
400
200
0
Year spend (£m)
2005/06
2006/07
2007/08
1200
1000
800
600
400
200
0
Cumulative spend (£m)
Final determination adjusted for sludge strategy
United Utilities
Cumulative final determination adjusted for sludge strategy
Cumulative United Utilities





Performance summary

- Underlying profit before tax[2] up 16.7 per cent to £476 million
- Regulated activities operating profit increased by 5.3 per cent to £612 million, with underlying operating profit[2] up 8.3 per cent
- Capital expenditure in regulated activities up 44.8 per cent to £826 million and in line with regulatory assumptions
- Robust liquidity – pre-funded to 2010
- Extended major outsourcing contracts with Southern Water and British Gas Trading in our key UK utility outsourcing market
- Proposed £1.5 billion return of value on schedule with first return expected in August 2008

Preliminary results[1] for the year ended 31 March 2008

£m (except dividends)	Year ended 31 March 2008	31 March 2007 re-presented	% change
Operating profit from continuing operations	£663m	£642m	3.3
Underlying operating profit from continuing operations[2]	£677m	£631m	7.4
Profit before tax from continuing operations	£478m	£502m	(4.8)
Underlying profit before tax from continuing operations[2]	£476m	£408m	16.7
Total dividends per ordinary share (pence)	46.67p	44.93p	3.9

Notes:
(1) Contribution from United Utilities Electricity, facilities management operations, industrial liquid waste operations and telecoms and the profits or losses on disposal of each of these operations are treated as discontinued operations in these results. Results from continuing operations for the year ended 31 March 2007 have therefore been re-presented.
(2) Underlying profit before tax from continuing operations and underlying operating profit from continuing operations are defined in the underlying profit measure table on page 13.

Financial performance

United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax[2] increased by 16.7 per cent to £476 million and underlying operating profit[2] was up by 7.4 per cent to £677 million.

The group is pre-funded for its capital investment programme through to 2010. We recently improved our liquidity position by enhancing our committed medium-term bank facilities. This provides us with increased flexibility in terms of when and how we raise further debt finance.

Our regulated activities have delivered strong growth in the period with operating profit up 5.3 per cent, an increase of 8.3 per cent on an underlying basis[2]. This growth primarily reflects the regulated price increase, which supports the high levels of essential investment in our infrastructure. This investment enables us to deliver better service for customers and make environmental improvements.

Capital investment in our regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year. This is 44.8 per cent higher than last year as we are now in the peak phase of our capital expenditure programme. We have agreed a new strategy with Ofwat for processing and disposing of sludge, based on increasing capacity at an existing site rather than developing a new site. Our capital investment programme has been re-profiled to reflect this agreement and we are now broadly in line with regulatory assumptions. This new strategy will reduce our carbon footprint compared with the original solution. Our business improvement initiatives are delivering cost savings and we remain confident of delivering our regulatory outputs and meeting our efficiency targets across this price review period.

In our non-regulated activities, underlying operating profit[2] was slightly higher than the prior year reflecting the first time inclusion of the results of the outsourcing contract with Electricity North West. We have a strong order book worth over £6 billion in revenue and we were pleased to announce recently that we have

In considering the results for the year, the directors have adjusted the group's statutory measures for fair value movements on debt and derivative instruments and those significant items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit from continuing operations and underlying profit before taxation from continuing operations as follows:

Underlying profit measures

Continuing operations

Operating profit for the year ended 31 March 2008	Regulated £m	Non-regulated £m	Other £m	Total £m
Operating profit per published results	611.6	50.6	1.0	663.2
Restructuring costs	2.6	11.6	(0.2)	14.0
Underlying operating profit	614.2	62.2	0.8	677.2

Continuing operations

Operating profit for the year ended 31 March 2007 (re-presented)[1]	Regulated £m	Non-regulated £m	Other £m	Total £m
Operating profit per published results	581.0	62.6	(1.5)	642.1
Restructuring costs	5.3	0.3	5.0	10.6
Settlement claims[3]	(27.6)	(3.0)	–	(30.6)
Ofwat transfer pricing fine	8.5	–	–	8.5
Total adjustments	(13.8)	(2.7)	5.0	(11.5)
Underlying operating profit	567.2	59.9	3.5	630.6

Continuing operations

Profit before taxation	Year ended 31 March 2008	Re-presented[1] Year ended 31 March 2007
Profit before taxation per published results	478.3	502.3
Operating profit adjustments (see above)	14.0	(11.5)
Fair value losses/(gains) on debt and derivative instruments	42.7	(26.0)
Interest on swaps and debt under fair value option	(41.7)	(57.3)
Interest associated with cash proceeds from UUE sale[4]	(17.7)	–
Underlying profit before taxation	475.6	407.5

Underlying cost of net borrowings from continuing operations	Year ended 31 March 2008	Re-presented[1] Year ended 31 March 2007
Finance expense	331.6	258.1
Fair value (losses)/gains	(42.7)	26.0
Interest on swaps and debt under fair value option	41.7	57.3
Underlying interest payable	330.6	341.4
Investment income	(146.7)	(118.3)
Adjustment for net pension interest income	23.5	17.6
Underlying cost of net borrowings	207.4	240.7
Add back adjustment for net pension interest income	(23.5)	(17.6)
Interest associated with cash proceeds from UUE sale	17.7	–
Underlying net interest payable	201.6	223.1

Notes

(3) During the prior year, the group's regulated and non-regulated activities benefited from one-off credits worth £27.6 million and £3.0 million respectively. These credits were in respect of settlement of claims made by the group against contractors and the end of the statutory period of potential claims against the group. Although such claims are a regular occurrence in the ongoing business of United Utilities, these particular claims were unusual in size.

(4) The interest associated with the cash proceeds from the sale of United Utilities Electricity has been deducted to provide a more representative view of underlying performance. Since the group intends to return £1.5 billion to shareholders later in the year, the cash proceeds from the sale are expected to result in a short-term net debt and interest reduction.

Group results continued

extended the contract with Southern Water through to March 2015. In January we also agreed an 18-month extension to our metering contract with British Gas Trading to June 2010. In addition, we have recently been selected as preferred bidder by Townsville City Council in Australia to undertake its water supply upgrade project.

Revenue and operating profit from continuing operations

Revenue from continuing operations rose 18.9 per cent to £2,363 million, reflecting the allowed price rise in the regulated business and the first year of the electricity distribution outsourcing contract in the non-regulated business.

Group operating profit from continuing operations increased by 3.3 per cent to £663 million, with group underlying operating profit from continuing operations[2] up by 7.4 per cent. This increase was underpinned by a strong performance in the regulated business.

Investment income and finance expense

Finance expense of £332 million was £74 million higher than in the prior year. This expense included a £43 million fair value loss on debt and derivative instruments, whereas the prior year included a £26 million fair value gain. This volatility in financing expense reflects the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period for the majority of its debt using interest rate swaps. IAS 39 limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility in the income statement. In addition the impact of changes in credit spread on debt accounted for at fair value through profit or loss can result in significant additional volatility. However, this volatility has no cashflow impact. Interest expense on swaps (on a pre IAS 39 basis) and debt under the fair value option was £42 million, £16m lower than prior year.

Investment income was £147 million, compared with £118 million in the prior year partly reflecting the higher level of cash held following the sale of United Utilities Electricity. The underlying cost of net borrowing for continuing operations of £207 million is lower than the prior year and reflects a lower average net debt and a reduction in the group's average net borrowing rate from around 6.3 per cent to 5.8 per cent. The group redeemed a €1 billion 6.625 per cent bond in November 2007 which has served to reduce the underlying cost of net borrowings, partly offset by the impact of higher inflation on the index-linked debt. However, the higher inflation rates will result in increased allowed revenues and growth in the regulatory capital value of United Utilities Water since both of these are linked to the UK Retail Price Index (RPI).

Profit before taxation

Profit before taxation[1] decreased by 4.8 per cent to £478 million. Adjusting for the impact of restructuring costs, other one-off items, fair value movements in respect of debt and derivative instruments, and the expected short-term interest benefit associated with the cash proceeds from the sale of United Utilities Electricity, underlying profit before taxation[2] was £476 million, 16.7 per cent ahead of the results for the year ended 31 March 2007.

Taxation

The current tax charge relating to continuing operations is £89 million and the current tax effective rate is 18.5 per cent compared with 10.7 per cent in the prior year. The increase in current tax primarily relates to the fair value movement in derivatives, and is matched by an equal and opposite movement in deferred tax, resulting in no net impact on the total effective rate. Deferred tax has been calculated after taking into account the reduction in the corporation tax rate from 30 per cent to 28 per cent with effect from April 2008. The deferred tax credit on continuing operations arising from the adjustment of the opening deferred tax liability is £82 million. The overall deferred tax credit relating to continuing operations is £27 million compared with a deferred tax charge in the prior year of £90 million.

Excluding the impact of the change in corporation tax rate, the total tax charge relating to continuing operations would be £144 million or 30.0 per cent, compared with a £144 million charge or 28.6 per cent in the prior year. A total tax charge of £62 million relating to continuing operations has been recognised for the year ended 31 March 2008.

The company is forecasting a one-off deferred tax charge in 2008/09 relating to the abolition of industrial buildings allowances. This one-off adjustment is anticipated to be over £200 million and is likely to result in a significant increase in the effective tax rate for the year ended 31 March 2009; however the cash impact will be spread over a period of approximately 20 years.

Discontinued operations

United Utilities Electricity, which principally comprised the group's electricity distribution assets, is treated as a discontinued operation in the results for the year ended 31 March 2008. In the period 1 April 2007 to the date of disposal on 19 December 2007, profit after tax generated from United Utilities Electricity assets was £122 million compared with £119 million for the year ended 31 March 2007. The profit on disposal of United Utilities Electricity amounted to £371 million.

United Utilities had previously announced its intention to dispose of its industrial liquid waste operations and facilities management operations in line with its strategy to focus on its core skills. The contribution from these operations has therefore been treated as discontinued. In 2007/08, the group completed the disposal of its industrial liquid waste operations to Group Tradebe, the parent company of Advanced Waste Solutions Limited and its facilities management operations were sold to Europa Facility Holdings Limited.

In the period 1 April 2007 to 26 October 2007, a loss after tax of £0.1 million was recorded from the group's industrial liquid waste operations compared with a profit after tax of £1.7 million for the year ended 31 March 2007. The facilities management operations made a profit after tax of £1.3 million for the period 1 April 2007 to 22 February 2008 compared with a profit after tax of £3.4 million for the year ended 31 March 2007. These results have all been included within discontinued operations in the

consolidated income statement.

- United Utilities sold its 22.63 per cent stake in THUS Group plc earlier in the financial year, which completed its exit from the telecoms sector. The £10 million loss on disposal of the stake in THUS Group plc is treated as an adjustment to the consideration arising on the disposal of Your Communications and so both the loss and the group's share of THUS Group plc's results prior to disposal are disclosed as discontinued operations.

Earnings per share
Basic earnings per share relating to continuing operations increased by 15.6 per cent to 47.3 pence.

Dividends per share and future dividend policy
The board is proposing a final dividend of 31.47 pence per ordinary share in respect of the year ended 31 March 2008. Taken together with the interim dividend of 15.20 pence per ordinary share, the total proposed dividend for 2007/08 is 46.67 pence per ordinary share. This is an increase of 3.87 per cent, consistent with the group's previous policy of growing dividends in line with inflation (based on the issued share capital prior to the share reduction associated with the £1.5 billion proposed return of value to shareholders). The inflationary increase is based on the RPI element included within the allowed regulated price increase in United Utilities Water for the 2007/08 financial year (i.e. the movement in RPI between November 2005 and November 2006).

The proposed final dividend is expected to be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. The ex-dividend date for the final dividend is 25 June 2008.

As announced at the group's half year results on 29 November 2007, the board has outlined a new dividend policy which will apply from 2008/09 to reflect the revised composition and earnings profile of the group. In light of the sale of United Utilities Electricity and the proposed £1.5 billion return of value to shareholders, the dividend per share from 2008/09 will be reduced by 30 per cent compared with the proposed 2007/08 dividend per share. Thereafter, the group's revised dividend policy is intended to target a sustainable and growing level of dividends. The new target real growth rate of RPI+2 per cent will be applied from 2009/10 to the 2008/09 dividend per share.

Cashflow
Cash generated from the group's continuing operations for the year ended 31 March 2008 was £877 million compared with £811 million in the prior year. High levels of capital expenditure continue, principally in the regulated water and wastewater investment programmes. The group's net capital expenditure on property, plant and equipment for 2007/08 was £630 million, excluding infrastructure renewals expenditure which is included as an operating cost in the income statement under IFRS.

Cash and short-term deposits at 31 March 2008 amounted to £1,811 million which, inclusive of medium-term committed bank facilities and net of short-term debt, results in total available liquidity of £2,494 million. During the year United Utilities redeemed a €1 billion 6.625 per cent bond from existing cash resources primarily generated from issuances of index-linked debt.

The group retains an excellent pre-funded position for its capital investment programme through to 2010 and enhanced its liquidity further by arranging or extending the maturity dates of £500 million of committed medium-term bank credit facilities since 30 September 2007. Furthermore, the group is in discussions with the European Investment Bank with which it has a long-standing relationship regarding a new £400 million term loan for United Utilities Water.

Net debt, including derivatives, at 31 March 2008 was £2,903 million, a decrease of £741 million compared with 31 March 2007 (after adjusting for £482 million of net debt relating to discontinued operations which has exited the group). This movement principally reflects the receipt of cash proceeds from the sales of United Utilities Electricity and the group's stake in THUS Group plc, plus cashflow from operating activities, offset by expenditure on the regulated water and wastewater capital investment programmes and payments of interest, tax and dividends. This reduction in net borrowings is expected to be short-term since the group intends to return £1.5 billion to shareholders.

Gearing (net borrowings divided by the regulatory capital value) decreased to 39 per cent at 31 March 2008, compared with 52 per cent at 31 March 2007. Following the proposed £1.5 billion return to shareholders, gearing will increase and is expected to move United Utilities towards the upper end of Ofwat's assumed range of 55 per cent to 65 per cent by the end of this regulatory review period. The board will continue to target an A3 credit rating for United Utilities Water.

In the year ended 31 March 2008, the group issued a total of £185 million of long-term, index-linked notes through its multi-issuer euro medium-term note programme. This comprised a £50 million issue at a real interest rate of 1.702 per cent with a 50.5 year maturity, a £100 million issue at a real interest rate of 1.585 per cent with a 50-year maturity and a £35 million issue at a real interest rate of 1.66 per cent with a 30-year maturity.

United Utilities now has index-linked funding totalling approximately £1.5 billion, including indexation of the principal. However, as a result of the current economic climate and the uncertainty in the monoline insurance sector, the group sees limited opportunity for further index-linked debt issuance.

The principal amount of the index-linked borrowings is adjusted to track movements in RPI. This form of liability is a good match for the group's regulated assets, which are also linked to RPI, and delivers a cashflow benefit to United Utilities since compensation for inflationary risk is provided via adjustment to the principal rather than through regular cash payments.

Liquidity and capital resources

Gross debt = £4,667m


205
216
292
209
771
855
£m
795
1,324

- Yankee bonds
- GBP bonds
- GBP index-linked bonds
- Euro bonds (EUR)
- EIB index-linked loan
- Other borrowings
- Joint venture debt
- EIB loans

Overview
The board has reviewed the group's business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for at least the next twelve months.

The group's primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cashflow statement on page 57, in the year ended 31 March 2008, net cash generated from the group's continuing operating activities was £877 million, compared with £811 million in 2006/07. The water regulator has established price increase limits to 2010 which provide certainty for a major element of the group's revenues from ongoing operations.

Liquidity
The table below details the group's short-term liquidity position at the year end. Short-term liquidity requirements are met from the group's normal operating cashflow and its short-term bank deposits. Further liquidity is provided by committed but undrawn credit facilities. This liquidity supports the company's US$1.5 billion euro-commercial paper programme.

	£m
Cash and short-term deposits	1,810
Medium-term committed bank facilities	1,550
Short-term debt	(105)
Term debt maturing within one year	(761)
Total headroom/prefunding	**2,494**

The European Investment Bank is currently appraising a new £400 million term loan to United Utilities Water. This potential long-term loan is not reflected as committed funding in the table opposite.

The group also has access to the international debt capital markets through its €7 billion medium-term note programme which provides for the periodic issuance by United Utilities and United Utilities Water of debt instruments on terms and conditions determined at the time that the instruments are issued. The programme does not represent a funding commitment, with funding dependent on the successful issue of the debt securities. A detailed list of the group's borrowings is disclosed in note 17 to the consolidated financial statements.

Debt financing and interest rate management
The structure and sources of the group's gross debt is analysed in the chart opposite.

Long-term borrowings are structured or hedged to match earnings and assets, which are largely in sterling, indexed to UK retail price inflation and, in the case of revenues, subject to regulatory price reviews every five years.

Very long-term sterling inflation index-linked debt is the group's preferred form of funding as this provides a natural hedge to earnings and assets. At the year end, the group had in excess of £1.5 billion of such funding, representing approximately 21 per cent of the regulatory asset value of United Utilities Water, with an average real interest rate of 1.8 per cent. The long-term nature of this funding also provides a good match to the group's long-life infrastructure assets and is a key contributor to the group's average term debt maturity profile of in excess of 30 years.

Where debt is raised in a currency other than sterling and/or with a fixed interest rate it is generally swapped to create a floating rate sterling liability for the term of the liability.

The group's interest rate management policy is to seek to match the debt service costs to regulatory cashflow which is impacted by the general interest rate

environment at the time of each price control determination and is then fixed for the five-year period of that price control. To hedge the exposure to each price control determination, the group enters into interest rate swaps, around the time of each price control determination, to fix interest costs for a substantial proportion of the group's debt for the duration of that price control period. Residual interest rate exposure is hedged annually, largely through the use of exchange traded financial futures contracts.

Further details of the group's borrowings and interest rate management are provided in notes 4, 5, 17 and 18 to the consolidated financial statements.

Credit ratings
During the year, the group announced that the board intends to target an investment grade credit rating of A3 for United Utilities Water, which it believes best mirrors regulatory assumptions.

At the year end, United Utilities Water had stable long-term credit ratings of A3/A- and United Utilities had long-term stable credit ratings of Baa1/BBB+ from Moody's Investors Service and Standard and Poor's Ratings Services respectively.

Treasury policy
The group's treasury function operates within the policies approved by the board, and which are administered by the treasury committee through delegated authority from the board; it does not act as a profit centre and does not undertake any speculative trading activity.

Contractual obligations
Capital commitments of the group as at 31 March 2008 were £485 million, for which the group has contractual commitments for property, plant and equipment. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators. Purchase obligations of the group as at 31 March 2008 total £15 million and primarily relate to services for which the group has purchase orders or contractual commitments.

Performance guarantees
The company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the group's own contracts and given guarantees in respect of the group's share of certain contractual obligations of joint ventures.

Joint ventures
The group enters into joint ventures with consortium partners. The financial and legal structure of joint ventures is designed to limit the group's exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. All joint venture arrangements have been incorporated into the group's results on a proportionate consolidation accounting basis.

Regulated activities

Performance summary

Regulated revenue increased by 7.2 per cent to

Regulated operating profit increased by 5.3 per cent to

with underlying operating profit[2] up 8.3 per cent

(2) See footnote on page 12.

Revenue from regulated activities increased by 7.2 per cent to £1,416 million, principally as a result of allowed price increases of 8.3 per cent (including inflation) offset to a small extent by lower water consumption and trade effluent volumes and retrospective claims by unmetered customers. The increase in price supports the investment of significant sums in improving the infrastructure which provides vital clean water and wastewater services to customers.

Reported operating profit[1] for the year increased by 5.3 per cent. After adjusting for a number of one-off items in the current and prior years (as outlined in the underlying profit measures table on page 13), underlying operating profit for the year increased by 8.3 per cent to £614 million. This growth in underlying profit primarily reflects the allowed price increase offset by a higher depreciation expense as a consequence of increased capital spend and growth in infrastructure renewals expenditure which was 18.7 per cent higher than the prior year, in line with the planned profile of the renewals programme.

Capital investment in the period, including £120 million of infrastructure renewals expenditure, was £826 million. This represents a 44.8 per cent increase in expenditure compared with the prior year and reflects the peak phase of the 2005-10 investment programme. A revised strategy on processing and disposing of sewage sludge has recently been agreed with Ofwat. After adjusting for this strategy, cumulative capital expenditure on water and wastewater assets was broadly in line with regulatory assumptions as at 31 March 2008. The business remains on course to meet its regulatory efficiency targets and deliver its outputs across the 2005-10 period.

Efficiency initiatives

United Utilities Water is confident of meeting its regulatory efficiency targets despite increasing cost pressures in areas such as power and property rates.

This company's principal efficiency initiatives include an integrated performance management project, which increases remote operational site management and optimises chemical and power usage, and its asset improvement programme which is improving the efficiency of operational pumps. These schemes are key elements of United Utilities' plan to mitigate its carbon emissions, alongside its combined heat and power assets which recycle energy generated from wastewater treatment processes.

Other key initiatives include a workforce management project, which is designed to improve data systems, deliver more efficient field operations and enhance customer service, and supply chain management which has now been centralised and is delivering procurement economies. There is a strong drive to improve customer service and the business is focusing on reducing the number of customer queries, improving staff productivity, implementing improved cash collection procedures and enhancing the overall customer experience.

Operational performance

United Utilities has a vision to be a world class operator of utility infrastructure and is targeting an upper quartile position among UK water companies on key operational measures in the medium-term. The business continues to upgrade its infrastructure and replaced 650 kilometres of water mains during 2007/08. United Utilities Water supplies a high quality of drinking water, with a mean zonal compliance water quality performance of 99.94 per cent for the year. United Utilities was ranked first among the UK's water and sewerage companies in 2006/07 by Ofwat for both water and sewerage in its most recent asset serviceability assessment, reflecting the group's long-term stewardship of its assets.

Although United Utilities has delivered real progress, there is more to do in improving operational performance. During 2007/08 there was a higher level of sewer flooding incidents influenced by adverse weather conditions. This together with environmental underperformance at our Fleetwood wastewater treatment works will lead to a lower Overall Performance Assessment (OPA) score from Ofwat for 2007/08, compared with the prior year.

Regulatory developments

Strategic direction statement

Consistent with its approach to longer-term asset planning, in December 2007 United Utilities Water published its strategic direction statement (SDS) which considers the needs of the north west region out to 2035. The SDS enables this company to set its plans for the next price review period (2010-15) in this longer-term context, develop sustainable solutions and respond to future challenges.

The six key elements identified in the SDS are:

- **Responsible long-term stewardship of networks.** This includes protecting health and the environment, improving understanding of network performance and investing in research and new technology with clear efficiency and service benefits.
- **Listening and responding to the views of customers and other stakeholders.** Ensuring that our plans meet their changing needs and priorities of customers and other stakeholders and provide good value for money. United Utilities recently undertook a substantial customer survey which identified key areas where customers are willing to pay for improvements including supply interruptions, sewer flooding, odour and reductions in greenhouse gas emissions. Customer priorities can help shape future investment programmes, aligning expenditure to those areas that customers consider most important.
- **Making water resources more sustainable and resilient.** This means improving both our own and customers' water efficiency, ensuring United Utilities Water enhances and protects its network and developing water resources to help address increasing drought risk and meet supply and demand requirements.
- **An integrated approach to drainage to reduce flooding risk.** Storm water volumes entering the sewer system need to be reduced and the government's proposal to transfer responsibility for

Our performance against KPIs

Operational KPI	Performance update
Relative efficiency	We have closed the operational efficiency gap to the most efficient water companies over the last two years. For the water service the group has narrowed the gap from 16 per cent to 12 per cent and for the wastewater service from 27 per cent to 18 per cent (based on United Utilities' internal estimates). This is reflected in Ofwat's 2006/07 assessment of United Utilities as band B for the water service and band C for the wastewater service and represents a one band improvement for both services over the two-year period.
Security of water supply (leakage)	We outperformed the tougher economic level of leakage rolling target of 465 megalitres per day, as set by Ofwat for 2007/08. This is the second consecutive year that we have met or outperformed our leakage target. In addition, there were no water restrictions on customers during the year.
Pollution	One water and eight wastewater Category 1&2 incidents were recorded in 2007 compared with the base position of two water and 21 wastewater incidents in 2005. We again outperformed our target of a 50 per cent reduction in the medium-term.
Sewer flooding	We continue to remove properties from our sewer flooding register. We have set a medium-term target of reducing the number of properties on this register by 50 per cent compared with a start point of 641 properties in 2005/06. This target is based on properties at risk of experiencing at least one sewer flooding incident in ten years. Further progress has been made in 2007/08 with 434 properties now on the register. This represents a 32 per cent reduction over the last two years and the business remains on track to meet its medium-term target.
Overall customer satisfaction	Good progress was made in 2007/08 and 73 per cent of United Utilities' water and wastewater customers surveyed who had made an enquiry were satisfied with the overall service they received. This compares with a start point satisfaction level of less than 50 per cent in 2005. These satisfaction levels are based on a comprehensive independent survey conducted on behalf of United Utilities each month. Going forward, the business has a strong focus on resolving customer queries on the first contact which should improve customer satisfaction and lower the cost of service.

Regulated activities continued

private sewers from householders to water companies will facilitate a more integrated approach to this challenge.

- **Reduce the group's carbon impact.** We aim to halve its greenhouse gases by 2035, supported by achieving energy neutrality for its wastewater operations.
- **Bills to rise, on average, no faster than incomes.** United Utilities believes that the water and wastewater services it provides are already of good value, but there will be future upward pressure on costs.

Climate change and sustainability

The implications of climate change on drought and flood risk are set to feature strongly in United Utilities' plans for decades to come and these implications will be incorporated in the forthcoming price review submission. The importance of this is recognised by the government, which intends to publish a draft Floods and Water Bill for consultation later in the year.

2009 water price review

United Utilities Water's preparations for the forthcoming price review are well advanced and it is in active deliberations with its regulators and other key stakeholders. In March 2008, Ofwat published its methodology for the 2009 water price review which will set price limits for the five-year period starting 1 April 2010. In many respects, the methodology is similar to that used in previous price reviews but we are pleased to note the increased focus on the issues of climate change and sustainability.

Following the outcome of the group's recent capital structure review, the board announced that it will be targeting an A3 credit rating for United Utilities Water which it believes best mirrors Ofwat's assumptions for the 2005-10 regulatory period. The board believes this to be an appropriate investment grade rating to allow the group to raise finance to fund its substantial capital investment programmes.

United Utilities believes that Ofwat should ensure that companies can at least maintain an A3 rating and should consider recent developments in the credit markets. The raising of debt finance is particularly important given the likely scale of investment that is still required in the water industry to replace and refurbish ageing infrastructure, address flooding risk and climate change and deliver further statutory environmental obligations and customer priorities. United Utilities believes significant investment will be required during the next price review period (2010-15) and beyond.

United Utilities has been consistent in its approach that the regulator should consider both short and long-term economic data in the price review. Sub-prime debt problems and US recession fears have seen higher risk premiums on the cost of debt and difficulties experienced by the monoline credit insurance industry have implications for the raising of further index-linked debt.

Unsatisfactory Intermittent Discharges (UIDs)

It is likely that there will be additional investment, mainly in respect of UID projects, that were not part of United Utilities' 2005-10 regulatory contract. A large proportion of this investment, if endorsed by Defra and Ofwat, is expected to fall into the 2010-15 period and be considered as part of the forthcoming price review. United Utilities estimates that the additional funding likely to be required to complete this UID programme, which is designed to meet statutory obligations and deliver environmental benefits, could be in the order of £700 million.



In Manchester city centre we are upgrading the water network at a cost of over £8 million. Customers living and working in Manchester will benefit from even better water quality, fewer leaks and improved water pressure.

Non-regulated activities

Performance summary

Non-regulated revenue increased by 30.2 per cent to

Non-regulated underlying operating profit[2] marginally increased to

(2) See footnote on page 12.



Award winning waste management
Sheepscar Aggregate Recycling Centre, operated by our gas business, won two Rushlight Awards in 2007. These awards recognise technology and innovation that helps to address climate change, waste and pollution management.

The centre takes material excavated from gas mains works, sorts it and mixes the useable pieces with cement. This is then placed back in trenches to reinstate them once work is complete.

Non-regulated revenue in the year increased by 30.2 per cent to £949 million compared with the prior year, reflecting the contribution from the first year of the electricity distribution outsourcing contract. Underlying operating profit[2] was slightly higher than last year. This reflects the first time inclusion of contribution from the group's electricity outsourcing activities, partly offset by the expected reduction in contribution from the Southern Water contract where the investment profile peaked in 2006/07. Reported operating profit was down 19.2 per cent compared with 2006/07 reflecting £12 million of restructuring costs, principally relating to planned efficiency delivery in gas and electricity outsourcing activities.

Business update

The non-regulated business incorporates the former United Utilities Contract Solutions' activities and applies the core utility skills of the regulated business through outsourcing contracts. We hold major water and wastewater utility outsourcing contracts, working on behalf of Dŵr Cymru Welsh Water, Southern Water and Scottish Water, and we are the leading utility infrastructure outsourcing company in the UK.

United Utilities also has three Scottish PFI operations and currently operates in Australia, Bulgaria, Estonia, Poland and the Philippines.

United Utilities holds the only outsourced contracts to operate electricity and gas distribution networks in the UK, working on behalf of Electricity North West and Northern Gas Networks (NGN). United Utilities' electricity outsourcing contract extends through to 2015 and is projected to generate revenues of around £1.5 billion over the eight-year period, with the potential for the contract to be extended by a further five years to 2020. United Utilities also has a 15 per cent stake in NGN, which provides a steady income stream. In addition, United Utilities has a meter installation contract with British Gas Trading which was extended to 30 June 2010 earlier in this year, building on a good performance on the contract to date. Furthermore this provides an enhanced revenue stream to United Utilities through rental income from meter ownership.

In May 2008, we were awarded a three-year contract to provide the Greater Manchester Waste Disposal Authority with water, electricity and gas connections to 27 sites across the Manchester region. Whilst this is a relatively small contract it is a useful addition to the portfolio.

United Utilities has a strong order book worth over £6 billion in revenue which secures long-term income streams for the group. This was enhanced further through the recent extension of the contract with Southern Water, which now runs through to 31 March 2015. Overall, the business is pleased with its performance across the contract portfolio, reinforced by positive feedback received from its customers during the year.

In line with its business development strategy, United Utilities was recently named preferred bidder for the water supply upgrade project in Townsville, Australia. The project involves upgrading the water facilities in Townsville and designing, building and operating two water treatment plants. Facilities are due to be completed and operational by mid 2010 and upon award, United Utilities expects to hold a 20-year operations and maintenance contract with a minimal equity investment requirement. The project forms part of an AUD$300 million water and sewerage infrastructure programme in Townsville.

Other activities

Operating profit from other activities for the year ended 31 March 2008 was £1 million. This segment includes central costs and the contribution from United Utilities Property Solutions. This is the property sales and management business of United Utilities and it made an operating profit of £19 million in the year. It owns a land and property portfolio and is expected to continue to deliver a positive contribution for the next few years, although, due to the nature of the business, profits may not follow a smooth profile.

Corporate responsibility

Central to our vision of being a world class utility operator is our reputation for high standards in respect of business and ethics. Our success depends on reinforcing this reputation among all those with an interest in our business as well as in the communities in which we operate. Our commitment to such standards is reflected in our business principles which summarise our business philosophy and the main policies we apply across our operations.

Strategy and governance

Traditionally, our approach to corporate responsibility (CR) has centred on the environmental effects of the business, our employees and customers and our work in the community. Given the restructuring of the group in the last 18 months, we have reviewed our CR strategy with the aim of focusing on those areas that matter most to the business and where the work we do can support the group's wider vision. As a result, we are placing greater emphasis on two particular areas – climate change (where the water sector faces tougher challenges than most other industries) and promoting and attracting the skills we need to develop solutions to the future challenges of running our business.

To support this new policy, we have reviewed and reinforced our CR governance process. The changes include the introduction of a community investment committee of the board to approve and monitor the group's CR policy and action plan and report progress to the board. We have also strengthened our internal governance around all key CR policies and performance indicators.

The environment and sustainability

Our plans for tackling climate change include reducing our emissions of greenhouse gases and responding to the long-term effects of a changing climate. In 2007 we set out our carbon management strategy with targets for cutting emissions and influencing our stakeholders in support of these goals. To meet our targets, we are expanding our generation of renewable energy and making greater use of sewage gas as a source of energy. As for adapting to the impact of climate change, future investment plans will take greater account of the risk of flooding and the need to protect water resources.

We are also improving our performance in terms of waste management. We are using more products derived from waste thereby reducing volumes sent to landfill, as well as recycling sludge to generate heat and power.

The way we source resources is important in operating in a more sustainable manner. In 2007 we developed a sustainable supply chain strategy integrating sustainability into procurement decisions, overseen by a dedicated sustainable supply chain manager.

Our responsibilities extend to the land we own. We are now three years into a £10 million, five-year programme which aims to improve the condition of our Peak District and Bowland estates along with their wildlife habitats. Nearly a third of our land is designated Sites of Special Scientific Interest. At present, 83 per cent of this is rated 'favourable' or 'recovering' and we aim to raise the figure to 95 per cent by 2010.

The community

Other activities relate to our policy of developing and attracting relevant talent. As part of our work in education, we support schools and other establishments in promoting environmental science – now with a greater focus on climate change and encouraging a measurable change in behaviour both in schools and at home. By engaging and educating children in science and engineering subjects, we play a part in developing the skills, and encouraging the uptake of subjects, that could contribute to the future success of our business.

We encourage and support our employees to become involved in community activity by enabling them to volunteer in company time, by matching their fundraising efforts up to £250 and by making grants of up to £250 to community groups to which our people give their time. Our employees have been actively involved in a number of our partnerships this year, including Wateraid and the Changing Lives Challenge which supports The Youth Sport Trust and Hope Through Action to encourage leadership and make a lasting difference in people's lives.

We invested around £2.5 million in the communities in which we operate last year, including cash, time and in-kind help. Our activities have focused around our strategy and benefit communities impacted by our operational activities, through community partnerships with United Futures (a regeneration programme), with Groundwork UK and Mersey Basin Campaign.

Bryan Homan is one of 23 carbon champions across o[illegible] business. He has [illegible] to p[illegible] part in reducing our carbon emissions. He promoted [illegible]




Dow Jones
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THE PRINCE'S MAY DAY NETWORK


CORPORATE
RESPONSIBILITY
INDEX 2007

People

Leadership

We have been working over the past year to define what leadership across our business should look like. 150 of our most senior leaders have attended development workshops as part of this process and we are establishing a leadership communications forum aimed at sharing knowledge and information, with a membership of more than 600 people.

Employee engagement

Our employees are fundamental to our business success. It is vital they understand our business direction, feel pride in their work and are motivated to go the extra mile for our customers. Therefore we now measure how engaged our employees feel, rather than how satisfied they are with their jobs.

In 2007, 63 per cent of our people said they felt engaged and fully supported us. Our ambition for 2008 is to increase this score to 70 per cent through targeted action plans.

Health and safety

We recognise the importance of strong and consistent health and safety performance in protecting our people, assets and integrity. Last year we brought all the health and safety teams operating across our group into one central team. We now have consistent health and safety standards supported by improved checks and a greater safety awareness and competence among our employees. This will allow us to focus on reducing and measuring risk control rather than just dealing with accidents in isolation. In our new approach to health and safety management we will also be ensuring that our employees maintain the right knowledge, skills and competence levels to work as safely as possible.

Employee relations

Over the last year, the structure of our organisation has changed significantly and we have been meeting with the trade unions to discuss how we need to work together to develop a long-term relationship to support this change.

Developing our people

To attract, retain and develop skills and talent across the company a key part of our human resources strategy focuses on building our skills and talent pipeline.

Average number of employees during the year (full time equivalent)

	2008	2007
Continuing operations		
Regulated activities	3,888	3,633
Non-regulated activities	4,517	3,201
Other activities	268	221
	8,673	7,055
Discontinued operations		
Vertex	–	8,277
United Utilities Electricity	57*	1,198
Facilities management	145	176
Industrial liquid waste	34	162
	8,909	16,868

* Relates to the employees who did not transfer as operational staff to the group's non-regulated segment to deliver the operations and mainenance contract retained by the group.

This strategy details the skills, capabilities and numbers of people we need for future success. We intend to grow internal talent and attract talent from the external market to bridge any gaps we have.

A 'university' concept has been developed to provide development support in leadership, technical and core skills. This will be launched to employees during 2008.

In 2007, 47 apprentices and 11 graduates joined United Utilities, as a result of our successful recruitment campaigns. We are expecting a further 85 apprentices and 40 graduates to join the company in September 2008.

Benefits and lifestyle

We offer our employees a set of core benefits which range from holidays and pension schemes to health checks and family friendly benefits. Pension provision is a valued core benefit and 92.8 per cent of employees are members of schemes, some of which offer an Additional Voluntary Contribution facility.

We recognise the importance of work-life balance and have developed a range of initiatives that go beyond our legal obligations as an employer. These include our policies on maternity, paternity, adoption, family, personal and special leave. We offer flexible working, career breaks, part time working, job-share, home working and a range of additional benefits.

This year we extended the flexible benefits scheme to all our employees.

Dignity and equality

Our business principles make it clear that in everything we do, we act with integrity and fairness and observe legal requirements. Any employee with serious concerns that we may not be adhering to these principles is encouraged to speak up via their line manager or by using a voicemail number that can be called in confidence. A full copy of our business principles document is available at www.unitedutilities.com .

Employees with disabilities

We are committed to fulfilling our obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, we give equal consideration to applicants with disabilities in our employment criteria and will modify equipment and working practices wherever it is safe and practical to do so. We are committed to providing full support and appropriate training for employees who become disabled during the course of their employment so that they can continue to work in a position appropriate to their experience and abilities.

Risk factors

We are exposed to a variety of risks and uncertainties which, if they materialise, could adversely affect our reputation, profitability or financial position, and the pricing and liquidity of our securities. The principal risks and uncertainties to which we are exposed are summarised below, but other risks and uncertainties, or risks and uncertainties that are unforeseen or unforeseeable could also have an adverse impact on our reputation, profitability or financial position, and the pricing and liquidity of our securities.

Risks relating to the group and our business

Regulation
We operate in a regulated industry and our water and wastewater businesses are substantially influenced by the service levels, regulatory targets and price determinations made by our primary regulator, Ofwat, and Ofwat's assessment of our delivery against those service levels, regulatory targets and price determinations. The most recent price determination in 2004 set price limits for the five years from April 2005. The next price determination in 2009 will take effect for five years from April 2010. Ofwat's price determinations limit the prices we can charge our customers.

An adverse price determination could occur for a number of reasons, including an inadequate allowed cost of capital or inadequate assumptions by Ofwat concerning our future operating and capital expenditure, as well as turnover forecasts proving not to be sufficiently accurate. In addition, unforeseen or unforeseeable costs may arise after a price determination which were not taken into account by Ofwat in setting price limits and cannot be passed on to our customers.

Scope for us to review a particular price determination within the relevant five-year period is limited. These review mechanisms can also be invoked by Ofwat to reduce the prices we can charge our customers.

Ofwat is empowered to impose fines on United Utilities Water of up to 10 per cent of our regulated turnover if we fail to comply with our regulatory obligations.
For instance, if we provided sub-standard services to customers or failed to comply with reporting requirements, then in serious cases, our licences could be revoked.

Our businesses also operate or provide services to customers in regulated industries or in industries that are affected by general and specific laws and regulatory regimes.

We engage regularly with Ofwat and our other regulators within the applicable statutory framework, and endeavour to ensure the assumptions and projections underlying Ofwat's price determinations are accurate and achievable.

Operational performance and cost savings implicit in price determinations
Operating cost savings are implicit in Ofwat's price determinations. To assist the achievement of these operating cost savings, we introduced a business change programme. If these efficiencies are not achieved, this may adversely affect our group's profitability and may be reflected by less favourable outcomes in Ofwat's future price determinations.

Capital investment programmes
Our regulated business requires significant capital expenditure, particularly in relation to new and replacement plant and equipment for water and wastewater networks and treatment facilities. The price determinations made by Ofwat take into account the level of capital expenditure that Ofwat expects us to incur during the relevant five-year price review period and the associated funding costs.

Historically, we have financed this capital expenditure from operating cashflow and from external debt financing. There can be no assurance that operating cashflows will not decline or that, in the longer term, external debt financing or other sources of capital will be available at similar expense in order to meet these capital expenditure requirements.

If we are unable to deliver on our capital expenditure programmes or adverse legacy effects of earlier capital investment emerge or amounts budgeted in prior capital expenditure programmes prove insufficient to meet the actual capital expenditure required, our profitability or financial position may be adversely affected. In addition, our ability to meet regulatory and other environmental performance standards could be adversely affected by such failure, which may result in fines imposed by Ofwat of an amount of up to 10 per cent of regulated turnover, or other sanctions.

At the beginning of the 2005-10 price determination period, there had been around 3,000 intermittent discharges recorded in north west England from wastewater overflows, of which a number were determined by the Environment Agency as 'unsatisfactory' (UIDs). There have been ongoing discussions between United Utilities, Ofwat and the Environment Agency regarding the responsibility, scope and cost of the required solutions for a number of these UIDs. The majority of these UID projects were not part of the 2005-10 regulatory contract and will require additional investment.

In October 2007 we submitted a funding submission, or change protocol, to Ofwat relating to discharges into inland waters. This submission followed a planning inquiry which dealt with a small number of such UIDs but which was intended to establish precedent for a larger number of similar discharges that were under discussion. The required investment at the sites included in the change protocol submission requires confirmation by Defra. A response to this change protocol is expected later in the year. A further planning inquiry dealing with discharges to bathing waters was heard in December 2007. We will be making further submissions to Ofwat dealing with those UIDs affected by that planning inquiry and as well as other UIDs.

Taken together, we currently estimate that funding for capital expenditure of approximately £700 million is likely to be required in order to remedy these UIDs. A large proportion of this capital expenditure is likely to fall into the 2010-15 regulatory period and so the funding of this investment will be considered as part of the forthcoming 2009 price review. This investment programme, if fully endorsed by Defra and Ofwat, should be funded through price limits and deliver additional growth in our regulatory capital values as well as benefits for customers and the environment. We cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect our profitability or financial position.

Environmental laws
There are various environmental laws with which United Utilities must comply. These laws establish, amongst other things,

standards for water abstraction, drinking water, the discharge of sewage and other pollutants into the environment, and procedures governing operational development. We are required to obtain various environmental consents from regulators.

In particular, we are required to comply with laws intended to control the release of, or exposure to, contaminants that are potentially harmful to health, safety or the environment. Land that is designated as contaminated land may need to be remediated, and the group could be liable for the cost of remediation of land owned or occupied by it if the original polluter cannot pay. The group owns a significant number of sites and operates upon or within land owned, tenanted or trafficked by third parties. None of the group's land is currently designated as contaminated but it owns, or is required to work within or may in future own or be required to work within, sites that, by virtue of prior use, are potentially contaminated. Whilst we have implemented risk controls intended to effect compliance, it is possible that we may have liability in relation to contaminated land in future and could face sanctions imposed by the relevant regulator or the courts or claims by third parties.

While we endeavour to comply with all legal requirements, we cannot guarantee that in the future we will be in full compliance at all times with all applicable environmental laws and the terms and conditions in our environmental consents. Should we fail to comply, we could face fines imposed by the courts or otherwise face sanction by the relevant regulator or claims from third parties and additional costs to bring the group into compliance.

In addition to regulatory compliance proceedings, we could become involved in a range of third party legal proceedings relating to land use, environmental protection and water quality, which could include planning permission applications, for example, sewage treatment or water treatment works; challenges by third parties to decisions relating to the group that have been made by regulators; and civil actions by third parties for the alleged infringement of their common law rights, such as nuisance claims relating to odour or other matters. These risks could adversely affect the way that we operate, prejudice our reputation and result in the imposition of substantial fines, damages and other costs, each of which could adversely affect our profitability and financial position.

The Water Act 2003 (the act) implemented changes to the regulatory regime. The scope and timing of the government's plans under the act to transfer ownership of parts of the sewerage system which are in private ownership to sewerage undertakers (including United Utilities) have yet to be finalised and we may incur costs as a result of such a transfer, for example in meeting the costs of any upgrading and maintenance work that may need to be carried out in respect of the transferred sewers. Further, the act has introduced new time-limited water abstraction licences which must be renewed upon expiry. The renewal of these licences is now subject to certain tests and our abstraction licences may not be renewed and additional costs could be incurred in implementing replacement projects.

Events, service interruptions, water shortages or contamination of water supplies could adversely affect profitability

We control and operate utility networks and maintain the associated assets with the objective of providing a continuous service. In exceptional circumstances the failure of an asset, or an element of a network, or supporting plant, or equipment could result in catastrophic damage, including significant loss of life and/or environmental damage and/or economic and social disruption. In less exceptional circumstances, the failure of a key asset could cause a significant interruption to the supply of services. Although we have continued to refine our risk management and business continuity procedures, it is only possible to be reasonably, but not absolutely, certain that such measures will be effective in preventing or when necessary managing large-scale incidents to the satisfaction of customers, regulators, government and the wider stakeholder community.

We are under a duty to supply water that is wholesome at the time of supply. The Drinking Water Inspectorate is required to take enforcement action against the group for any breach of quality standards or other statutory obligations. In addition, we may be prosecuted and fined or face claims from third parties for supplying water that is unfit for human consumption.

Water supplies may be subject to interruption or contamination, including contamination from the presence of naturally occurring compounds and pollution from man-made sources or third parties' actions. We could be fined for breaches of statutory obligations or held liable to third parties for human exposure to hazardous substances in its water supplies or other environmental damage.

If a water supply provided by United Utilities is contaminated or interrupted and we are unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source, we are required to provide an alternative water supply of equivalent quality, which could increase costs.

Water shortages may be caused by periods of below average rainfall, long-term increases in demand, short-term exceptional demand or operational problems involving water abstraction, transmission, treatment, storage or distribution. Environmental considerations such as climate change may exacerbate seasonal fluctuations in supply availability. A combination of any or all of these factors may require restrictions on the use or supply of water, including hosepipe bans and drought orders. If there are water shortages, we may incur additional costs in order to provide emergency reinforcement to supplies in areas of shortage, which may have an adverse effect on our profitability or financial position.

Although these costs may be recoverable in part through the regulatory price determination process, there can be no assurance of this. We actively monitor these risks and maintain insurance policies in relation to losses and liabilities likely to be associated with these risks, although there can be no assurance that cover will extend to the entirety of such losses or liabilities, or that coverage will continue to be available in the future.

Non-recovery of customer debt

We manage the billing, cash collection and debt management activities for over three million domestic and business wastewater and water customers. Legislation prohibits the disconnection of a water supply to

Risks factors continued

domestic premises for non-payment, as well as the limiting of a supply with the intention of enforcing payment in respect of certain connections, including those to domestic dwellings.

Non-recovery of customer debt may cause our profitability to suffer. Although allowance is made by Ofwat in its periodic price determinations for a proportion of debt deemed to be irrecoverable, we can also initiate a review during a price determination period when certain regulatory assumptions (including as to the level of non-recoverable debt) are materially inaccurate, although there can be no guarantee that these reviews will be successful.

Risks in our non-regulated business
Our non-regulated business provides services relating to the operation and management of assets for clients operating in a number of regulated sectors. These services include the maintenance and operation of electricity, gas and water networks, the design and construction of new assets, the design and construction of new connections to the relevant network and the provision of ancillary services. Adverse price determinations by the regulators of the clients to which we provide services, or the failure by United Utilities to meet operating performance targets, maintain service continuity or achieve specified operating efficiencies in relation to its regulated clients could have an adverse effect on our reputation, profitability or financial condition.

Rapid growth in our non-regulated business
Our non-regulated business is expanding into new markets domestically and internationally. The delivery of contracts, both existing and future, will be achieved by exploiting our core infrastructure management skills. The overstretching of such skills could lead to a loss of customers or the inability to meet contractual commitments, or to the incurrence of penalties, which may in turn have an adverse effect on our reputation, profitability or financial condition.

Pension scheme obligations
We participate in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances.

Our current schemes had a combined deficit of £101 million as at 31 March 2008, compared with a surplus of £61 million (re-presented) as at 31 March 2007. This funding position may vary over time, in particular if short-term investment performance does not match changes to the value of the liabilities. However, further increases to the deficit may result in a liability for the group, even though some of the additional deficit may be recoverable through the regulatory price determination process.

Operating risk
Managing our businesses is dependent on the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can arise from, among other things: fraud; employee errors; supply chain disruption; failure to document transactions properly or to obtain proper internal authorisation; failure to comply with regulatory requirements and business principles; resource shortages; failure or under-performance of business processes, assets or equipment; natural disasters; the failure of internal or external systems; or the actions or inactions of third parties.

Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to employee training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks we face.

Material litigation
We face the risk of litigation in connection with our businesses. In general, liability for litigation is difficult to assess or quantify; recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time. Litigation may be adverse to the group's reputation, profitability or financial position.

NOSS Consortium (NOSS), (of which North West Water International Limited (NWWIL), a wholly owned subsidiary of United Utilities, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration (BMA) to build a wastewater treatment plant and network in central Bangkok.

Following disagreements with the engineer (Dorsch Consult) and disputes with the BMA, NOSS terminated the contract with the BMA and served a notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion baht (approximately £83 million). The BMA has counter-claimed for approximately 3 billion baht (approximately £44 million). Although there have been some delays in the arbitral process, the arbitration now appears set to proceed.

Changes in laws
We cannot accurately predict the impact of future changes in law or the introduction of new laws that could affect our businesses anywhere in the world. From time to time, interpretation of existing laws may also change or the approach to their enforcement may become more rigorous. Future changes in law, the introduction of new laws and new judicial or regulatory interpretation of existing or future laws could affect our business and might impose additional costs which may not be recoverable through the regulatory price determination process.

Corporate information systems failure
Managing our business is dependent on the ability to access, utilise and communicate remotely via electronic software applications mounted upon corporate information technology hardware and communicating through internal and external networks. The ownership, maintenance and recovery of such applications, hardware and networks are not wholly under our control. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to enhancing the resilience of such applications, hardware and networks, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling their resilience and recovery. In the event that such recovery is not possible, or is protracted, this could have an adverse effect on our reputation, profitability or financial position.

Current capital market conditions
The current problems that are impacting the domestic and international debt and equity capital markets generally for all companies have resulted in the cost of capital increasing significantly over the period since the summer of 2007 and, in particular, made issuance of new debt capital more expensive and difficult.

If the current problems persist, it is likely that the costs we incur may be materially more than those experienced in respect of similar issues of debt capital in the recent past. This would increase our cost of capital, and adversely affect our profitability and financial position.

The intended return of approximately £1.5 billion to shareholders during August 2008 will, after it is implemented, result in a material reduction in the amount of liquidity (comprising cash and undrawn committed bank facilities), available to United Utilities. This means that we will need to raise new debt capital earlier than we might otherwise have needed to without the return of capital. We continually monitor developments in domestic and international capital markets and endeavour to raise capital at appropriate times and in a cost-effective manner.

Governance

Board of directors



The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

Chairman

1. Sir Richard Evans

Position: Non-executive chairman

Age: 65

Appointment to the board: Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001

Committee membership: Nomination committee

Current directorships/business interests: Chairman of Samruk, the Kazakhstan state holding company

Career experience: Sir Richard started his career in the Military Aircraft Division of British Aircraft Corporation (BAC), joining the board of British Aerospace plc as marketing director in January 1987. In 1990 he became its chief executive. He was also a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004 after more than 30 years with the company and its predecessors. He was also a non-executive director of NatWest plc from 1998 to 2000.

Directors

2. Philip Green

Position: Chief executive officer

Age: 55

Appointment to the board: 20 February 2006

Committee membership: Nomination committee

Current directorships/business interests: Non-executive director of Lloyds TSB Group plc. A director of Business in the Community and a Trustee of the Philharmonia Orchestra Trust

Career experience: Before Philip joined United Utilities, he led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed acquisition by AP Moller-Maersk A/S, delivering significant value for shareholders. He has also been a main board director and chief operating officer at the global information company Reuters Group PLC, and chief operating officer at DHL for Europe and Africa.

Qualifications: BA (Hons) Economics and Politics, MBA

3. Tim Weller

Position: Chief financial officer

Age: 44

Appointment to the board: 1 August 2006

Committee membership: Community investment committee and treasury committee

Current directorships/business interests: A director of The Carbon Trust

Career experience: Tim was previously group finance director at RWE Thames Water plc and prior to that group finance director of Innogy Holdings plc from 2002 to 2004. He has been a partner at KPMG and director of financial control with the Granada group of companies and a non-executive director of Stanley Leisure plc.

Qualifications: Bsc (Hons) Engineering Science, Chartered Accountant, FCA

4. Charlie Cornish

Position: Managing director, business development and international

Age: 48

Appointment to the board: 27 January 2004

Committee membership: None

Current directorships/business interests: None

Career experience: After graduating from Strathclyde University, Charlie worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS Trusts. In 1998, he joined the West of Scotland Water Authority as human resources director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia-Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He was also chairman of Young Enterprise North West.

Qualifications: BA (Hons) Economics/Business Studies

5. Dr Catherine Bell

Position: Independent non-executive director

Age: 57

Appointment to the board: 19 March 2007

Committee membership: Nomination committee, audit committee and community investment committee

Current directorships/business interests:
A non-executive director of the Civil Aviation Authority and Ensus Limited.

Career experience: Catherine is a former civil servant and was acting permanent secretary at the Department for Trade and Industry from March to October 2005. Prior to that, she was the director general of the Corporate Services Group and the Competition and Markets Group overseeing employment law, competition and consumer policy, company law and corporate governance; and was previously the head of Competition and Utility Regulation. Until May 2008, she was a non-executive director of Swiss Re GB Plc.

Qualifications: MA Geography, PhD Economic History

6. Norman Broadhurst
Position: Independent non-executive director
Age: 66
Appointment to the board: 1 April 1999
Committee membership: Audit committee and nomination committee
Current directorships/business interests: Norman is currently chairman of Chloride Group plc, Freightliner Ltd and Cattles plc
Career experience: Until 8 May 2008, Norman was a non-executive director of Old Mutual plc having served nine years. Until 22 May 2006, Norman was a non-executive director of Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000 and a non-executive director of Taylor Woodrow plc (now called Taylor Wimpey plc) from March 2000 to November 2003.
Qualifications: Chartered Accountant, FCA, FCT

7. Paul Heiden
Position: Independent non-executive director
Age: 51
Appointment to the board: 5 October 2005
Committee membership: Audit committee (chairman), nomination committee and treasury committee (chairman)
Current directorships/business interests: Chief executive of FKI plc
Career experience: From 1992, Paul held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as director of Industrial Businesses and being appointed group finance director in 1999. After qualifying as a chartered accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 to 2005 and was a non-executive director of Filtrona plc from 2005 to 2006.
Qualifications: BSc (Hons) Biology, Chartered Accountant, ACA

8. David Jones CBE
Position: Independent non-executive director
Age: 66
Appointment to the board: 3 January 2005
Committee membership: Audit committee, nomination committee and remuneration committee (chairman)
Current directorships/business interests: Chairman of UK Coal plc
Career experience: David was the group chief executive of The National Grid Company plc from 1994 to 2001, taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.
Qualifications: MSc Control System Engineering, BSc Electrical Engineering

9. Dr John McAdam
Position: Independent non-executive director
Age: 60
Appointment to the board: 4 February 2008
Committee membership: Audit committee, remuneration committee and nomination committee
Current directorships/business interests: Chairman of Rentokil Initial plc, senior independent director of J Sainsbury plc, non-executive director of Rolls-Royce Group plc and a member of the University of Cambridge Chemistry Advisory Board
Career experience: John became a member of the board of ICI plc in 1999 and was subsequently appointed as its chief executive in 2003, a position he held until ICI's recent takeover by Akzo Nobel. He was a non-executive director of Severn Trent plc between 2000 and 2005. Subject to his election by shareholders at the United Utilities' annual general meeting on 25 July 2008, he will take over from Sir Richard Evans as chairman of the board at the annual general meeting.
Qualifications: BSc Chemical Physics, Diploma Advanced Studies in Science, PhD

10. Andrew Pinder CBE
Position: Independent non-executive director
Age: 61
Appointment to the board: 1 September 2001
Committee membership: Nomination committee and remuneration committee
Current directorships/business interests: Senior independent non-executive director of Spring Group plc, senior executive of Entrust, chairman of Becta (British Educational Communications and Technology Agency) and a member of the Intel Global Advisory Board
Career experience: As the e-Envoy to the UK government from 2000 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation and as director of information technology at the Office of the Inland Revenue.
Qualifications: BA (Hons) Economics and Geography

11. Nick Salmon
Position: Senior independent non-executive director
Age: 55
Appointment to the board: 4 April 2005
Committee membership: Nomination committee and remuneration committee
Current directorships/business interests: Chief executive of Cookson Group plc
Career experience: From 2001 to 2004, Nick was executive vice-president of Alstom S.A., the global energy and transport infrastructure group. From 1997 to 2001 he was executive vice-president of ABB Alstom Power and was chief executive of Babcock International Group plc from 1993 to 1997. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent 11 years with China Light & Power Company Limited in Hong Kong.
Qualifications: BSc (Hons) Mechanical Engineering

Senior managers

Martin Bradbury
Position: Chief information officer
Age: 52
Martin was appointed to the new role of chief information officer on 11 May 2007, to focus on developing the structure of the function and its transformation to the new organisation structure. He was formerly chief operating officer for Scottish Water Solutions, a public-private partnership to upgrade Scotland's water infrastructure. He is a former trustee of WaterAid and a past chairman of Business in the Arts: North West. He took over as managing director of contract solutions following the death of Gordon Waters in December 2006, a position he held until 30 April 2007.

Alison Clarke
Position: Human resources director
Age: 41
Alison joined the group on 21 May 2007. Previously she was group international human resources director for global retailer AS Watson in Hong Kong. She started her early career in Ford Motor Company, holding a variety of industrial relations roles, and then moved into media to specialise in management development. In 1997 she became human resources director for Hilton, then Whitbread Restaurants. She is responsible for the human resources teams across United Utilities.

Clive Elphick
Position: Managing director, asset management and regulation
Age: 51
Clive was appointed as managing director of asset management and regulation on 8 March 2007. His external roles include non-executive director of the Northern Ireland Authority for Utility Regulation, chair of the CBI in the north west of England, and a member of the Water UK Council. He joined what was North West Water Group PLC in 1991 and has held positions including being regulation director, group strategic planning director and chief operating officer of the regulated business. Prior to joining United Utilities, he qualified as an accountant with ICI and then worked as a management consultant with Deloitte & Touche. He has also had secondments to the Cabinet Office and Ofwat and for five years was a non-executive director of a Department of State. He has a degree in natural sciences from Queens' College, Cambridge and a doctorate in operational research from Birmingham University.

Tom Keevil
Position: Company secretary and general counsel
Age: 47
Tom was appointed company secretary and general counsel on 3 December 2007. From 2002 until 2007 he was company secretary and general counsel of Gallaher Group Plc and a board appointed member of Gallaher's corporate responsibility committee. As such, he was responsible for managing the corporate affairs, legal and security and brand protection departments and acting as secretary to the Plc board and its principal committees. Prior to that, he was a senior legal adviser for Gallaher from 2000 to 2002, having been appointed to that role following 16 years with Simmons & Simmons, where he was appointed a partner in May 1991. He is a Fellow of the Chartered Institute of Arbitrators, an accredited mediator and is a member of the european advisory board of FM Global.

Gaynor [illegible]
Position: Communications director
Age: 47
Gaynor was appointed communications director on 22 May 2006 and joined United Utilities from ScottishPower where she was UK government and community affairs director. In this role, she was responsible for ScottishPower's political strategy in the Scottish Parliament, Welsh Assembly and Westminster and for the group's US and UK corporate responsibility strategy. She previously worked for Manweb until 1995, and before that at the Government's Central Office of Information.

Ian McAulay
Position: Managing director, capital programmes
Age: 43
Ian was appointed managing director, capital programmes in April 2007 to manage the delivery of United Utilities Water's capital programme, valued at over £3 billion. In addition, he also oversees United Utilities' inputs to major water capital programmes in the south of England (4Delivery) and Scotland (Scottish Water Solutions). Prior to joining United Utilities, he was managing director of MWH UK LTD, the UK's largest provider of consultancy services to the water industry. For several years prior to this he was the director of programme management for Europe, Middle East, Africa and India.

Matthew Wright
Position: Managing director, operations
Age: 43
Matthew was appointed managing director, operations on 1 April 2008. His role includes management of the operations, maintenance and customer service activities of United Utilities' regulated (water and wastewater) business as well as overseeing the company's external contracts with Dŵr Cymru Welsh Water, Scottish PFI projects and other industrial customers. He has over 20 years' experience of utility management in both UK and international markets. He joined United Utilities on 1 March 2007, as managing director, water operations and maintenance from ScottishPower's US operation, where he was executive vice president of PacifiCorp's transmission, distribution and customer service division. He has also held senior management positions in regulation, corporate strategy and commercial utility functions.

Directors' report

The directors present their report and the audited financial statements of United Utilities PLC ('the company') and its subsidiaries (together referred to as 'the group') for the year ended 31 March 2008.

The company is a public limited company registered in England and Wales. Its registered office address is at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington WA5 3LP.

The company is the holding company of a group which owns and operates water and wastewater assets and also manages infrastructure and business processes for other businesses, predominantly within the United Kingdom. In December 2007, the group sold its subsidiary company United Utilities Electricity Limited which owned the licensed electricity distribution network in the north west of England. On disposal, the group's eight-year term (commencing on 1 April 2007 and running to 31 March 2015) asset services agreement continued. Under this agreement the group will continue to be involved, amongst other matters, in the operation and maintenance of the north west's electricity network infrastructure. There is potential to extend the contract for a further five years subject to the agreement of the parties. There is also a requirement to agree appropriate costs for the final five years of the initial term (2010-15) following the electricity distribution price control in 2010. A failure to agree these could lead to a break in the contract but there is a contractual mechanism to cater for the agreement of these costs.

The business review (pages 2 to 26), which includes the chairman's and chief executive's statements (pages 2 to 3), provides a fuller description of the group's activities during the year and of likely future developments, and forms part of this directors' report. A summary of key performance indicators can be found in the highlights of the year and on page 19. The company's principal subsidiary undertakings, and the associated companies and joint ventures in which the group participates, are listed in note 13 to the consolidated financial statements.

The directors are recommending a final dividend of 31.47p for each ordinary share for the year ended 31 March 2008, which together with the interim dividend of 15.20p gives a total dividend for the year of 46.67p for each ordinary share (the interim and final dividends paid in respect of the 2007 financial year were 14.63p and 30.30p respectively). Subject to the final dividend being approved by shareholders at the annual general meeting, it will be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. United Utilities Employee Share Trust Limited has waived its rights to dividends, including dividends paid in respect of the year ended 31 March 2008, and future dividends, in respect of the ordinary shares held by it, which as at 2 June 2008 amounted to 53,601 ordinary shares.

The names of the present directors and their biographical details are given on pages 29 to 30.

Several board changes occurred during the year. Sir Peter Middleton, non-executive director, stood down at the annual general meeting on 27 July 2007 and Paul Capell resigned from the board on 27 September 2007. Dr John McAdam was appointed as an additional non-executive director on 4 February 2008, as the intended successor to the chairman, Sir Richard Evans. Sir Richard Evans and Norman Broadhurst will retire from the board at the forthcoming annual general meeting.

Under the articles of association, a director appointed by the board must retire at the annual general meeting of the company next following such appointment. As a director appointed during the year, Dr John McAdam will be retiring and offering himself for re-appointment at the annual general meeting. The articles of association also provide that a director must retire at the third annual general meeting following his or her last appointment or re-appointment by shareholders. Both David Jones and Nick Salmon were last appointed at the annual general meeting held in 2005 and are therefore retiring and offering themselves for re-appointment at the 2008 annual general meeting.

Details of the board's policies and procedures regarding the appointment of directors are included in the corporate governance report on pages 35 to 36. Details of the interests in the company's shares held by the directors and persons connected with them are set out in the directors' remuneration report on pages 41 to 51.

The annual general meeting

The annual general meeting will be held on 25 July 2008 at the Bridgewater Hall, Manchester. Full details of the resolutions to be proposed to shareholders can be found in the accompanying circular which includes a letter from the chairman, the notice of meeting and explanatory notes on the resolutions to be proposed.

At the meeting, resolutions will be proposed, amongst other matters, to receive the annual report and financial statements; to approve the directors' remuneration report; to declare a final dividend; and to re-appoint Deloitte & Touche LLP as auditors.

In addition, shareholders will be asked to renew the directors' general authority to allot shares and the authority to issue shares without first applying statutory rights of pre-emption, and to authorise the company to make market purchases of its own shares. Shareholders will also be asked to approve the adoption of new articles of association, incorporating changes resulting from the implementation of the Companies Act 2006 and to authorise the making of limited political donations by the company and its subsidiaries.

Share capital, transfers of shares and voting rights

At 31 March 2008 the authorised share capital of the company was £1,300,000,000 divided into 1,300,000,000 ordinary shares of £1 each. All ordinary shares have the same rights, including the right to one vote at a general meeting, the right to an equal proportion of any dividend declared and payable, and to an equal amount of any surplus assets which are distributed in the event of a winding up.

The rights attaching to shares in the company are provided by the articles of association, which may be amended or replaced by means of a special resolution of the company in general meeting. The company annually renews its power to issue and buy back shares at its annual general meeting, and such resolutions will be proposed at the 2008 annual general meeting.

There are no restrictions on the transfer of shares in the company, nor any limitations on the holding of shares in the company, save that the articles of association give a limited right for the directors to suspend the transferability of shares if the holder of those shares has failed to provide information requested by the company in accordance with company law.

There are no arrangements known to the company by which financial rights carried by any shares in the company are held by a person other than the holder of the shares, nor are there known to the company any arrangements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.

Major interests in shares

At 2 June 2008, the directors had been notified of the following interests in the company's issued ordinary share capital in accordance with the Disclosure and Transparency Rules of the Financial Services Authority:

Shareholder	Number of shares	% of issued share capital
Invesco PLC	44,644,578	5.07
Pictet Asset Management S.A.	44,072,064	5.00
Legal and General	35,472,365	4.02

Purchase of own shares

At the annual general meeting held on 27 July 2007, the company was authorised by shareholders to purchase, in the market, up to 88,003,259 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2008 annual general meeting to renew the authority for a further period.

Change of control

The trustee of the United Utilities Employee Share Trust has the ability to exercise voting rights which relate to shares which it holds under the trust deed constituting the trust. In the event of a takeover offer which could lead to a change of control of the company, the trustee must consult with the company before accepting the offer or voting in favour of the offer. Subject to that requirement, the trustee may take into account a prescribed list of interests and considerations prior to making a decision in relation to the offer, including the interests of the beneficiaries under the trust.

Directors' indemnities and insurance

During the year the company put in place contractual entitlements for directors of the company and of its subsidiaries to claim indemnification by the company in respect of certain liabilities which might be incurred by them in the course of their duties as directors, including their duties as directors of any company which acts as trustee of any of the group's pension schemes. These arrangements comprise qualifying third party indemnity provision and qualifying pension scheme indemnity provision and have been established in accordance with the applicable provisions of the Companies Act 2006. The company also maintains an appropriate level of directors' and officers' liability insurance.

Political and charitable donations

The group's policy is not to make any donations for political purposes. However, the Companies Act 2006 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2005 annual general meeting, an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred expenditure of £5,314 (2006/07: £nil) as part of the process of engaging in dialogue with government regionally and nationally. Resolutions to renew this authority for the company and its subsidiaries will be put to the 2008 annual general meeting.

Charitable donations by the group in the year amounted to £3,790,569 (2006/07: £3,080,070).

Employees

The company's policies on employee involvement and on equal opportunities for disabled employees are contained within the people section of the business review on page 23. The board encourages employees to own shares in the company. Details of employee share schemes are in the remuneration report on page 51.

Policy on payment of creditors

United Utilities PLC's policy is in line with the CBI Code of Prompt Payment (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DW). Payment terms are specific to the type of contract and the relevant commercial arrangements, and are agreed with suppliers in advance.

As at 31 March 2008, the average credit period taken for trade purchases was 29 days for the group (2006/07: 23 days) and was 18 days (2006/07: re-presented 14 days) for the company. The prior year comparative figure for the company has been re-presented to bring the calculation in line with that utilised for the group (see note 22 page 102 of the financial statements).

Approach to technology development

The company is committed to using innovative, cost-effective and practical solutions for providing high quality services. It recognises the importance of ensuring that it properly focuses its investment in the development of technology, that it has the right skills to apply technology to achieve sustainable competitive advantage and that it continues to be alert to emerging technological opportunities.

Financial instruments

The risk management objectives and policies of the company can be found in note 18 to the financial statements.

Fixed assets

The group holds significant land assets; however, the vast majority of these are water catchment assets of which are an integral and essential part of the operation of the group's largest business segment. The nature of these assets, which are primarily moorland areas, and which could not be sold by the group, means that it is impractical to obtain meaningful market values for the land. Other land owned by the group does not have a market value materially different from historic cost.

Events occurring after the balance sheet date

Details of events after the balance sheet date are included in note 30 to the consolidated financial statements on page 111.

Information given to the auditors

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as he or she is aware, there is no relevant audit information of which the company's auditors are unaware; and

(2) he or she has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given, and should be interpreted, in accordance with the provisions of s234ZA of the Companies Act 1985.

Re-appointment of auditors

The board is proposing that shareholders re-appoint Deloitte & Touche LLP as auditors at the forthcoming annual general meeting and authorise directors to fix the auditors' remuneration.

Approved by the board on 2 June 2008 and signed on its behalf by:

Tom Keevil
Company secretary and general counsel

The Combined Code

United Utilities PLC is subject to the Combined Code on Corporate Governance which was published by the Financial Reporting Council in June 2006 (the 'Code').

During the financial year ended 31 March 2008, the company has complied fully with the provisions of Section 1 of the Code. This report (which incorporates a report from the audit committee, see pages 38 to 40), together with the remuneration report on pages 41 to 51, gives details of how the principles of the Code have been applied during the year.

The board of directors

The names of the directors who served during the year, and their full biographical details, are set out on pages 29 to 30. The board is scheduled to meet ten times each year with additional meetings called if required. The following table shows the number of meetings of the board and of the principal board committees, which are subject to Code requirements, which were attended by each of the directors during the year ended 31 March 2008. The figures in brackets show the maximum number of meetings which the directors could have attended.

	Board	Audit committee	Nomination committee	Remuneration committee
Philip Green	10 (10)	n/a	4 (5)	n/a
Charlie Cornish	10 (10)	n/a	n/a	n/a
Tim Weller	9 (10)	n/a	n/a	n/a
Paul Capell	2 (4)	n/a	n/a	n/a
Sir Richard Evans	10 (10)	n/a	4 (5)	n/a
Dr Catherine Bell	10 (10)	4 (4)	5 (5)	n/a
Norman Broadhurst	9 (10)	4 (4)	5 (5)	n/a
Paul Heiden	9 (10)	4 (4)	4 (5)	n/a
David Jones	10 (10)	4 (4)	5 (5)	5 (5)
Dr John McAdam	2 (2)	0 (1)	1 (1)	0 (1)
Sir Peter Middleton	3 (4)	0 (1)	2 (3)	n/a
Andrew Pinder	10 (10)	n/a	5 (5)	5 (5)
Nick Salmon	10 (10)	n/a	5 (5)	5 (5)

Notes:

- n/a in the above table denotes that the director is not a member of that committee.
- Due to the timing of public holidays, the board meeting which was scheduled for the end of March 2008 actually took place on 1 April 2008. Attendance at that meeting is included in the above table. On accepting his appointment Dr John McAdam had unavoidable diary commitments which meant he was unable to attend the audit committee meeting held on 26 February 2008 and the remuneration committee held on 31 March 2008. Sir Richard Evans and Philip Green did not attend the meeting of the nomination committee held on 26 July 2007 when the job specification of the future chairman was the sole item of business. Sir Richard Evans did not chair the meeting of the nomination committee held on 29 January 2008 which dealt with the appointment of his successor as chairman.

Summary of approach to governance

The board recognises its responsibility to provide entrepreneurial and responsible leadership to the company within a framework of prudent and effective controls (which is described below) allowing assessment and management of the key issues and risks impacting the business. In addition to its scheduled meetings, the board met during the year specifically to consider and develop the company's strategy and long-term plan. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. Accordingly, the board sets the company's overall strategic direction, reviews management performance and assesses whether the company has the necessary financial and human resources in place to meet its objectives. It also reviews the company's business planning, approach to risk management and development of policies. Via the remuneration committee (whose report is set out on pages 41 to 51) it is responsible for the directors' and senior managers' remuneration.

The board is responsible for promoting the long-term success of the company and ensuring that the principal goal of the company is to create shareholder value, while having regard to other stakeholder interests. The board takes responsibility for setting the company's values and standards. Accordingly, the long-term interests of shareholders, together with consideration of the wider interests of stakeholders represented by employees, customers, suppliers, the community and the environment are factored into the group's management processes. Appropriate account is also given, within the company's control and risk assessment processes, to social, environmental and ethical issues. The steps taken to achieve these goals are communicated to shareholders and other interested parties through dedicated communication and investor relations departments, the company's website (www.unitedutilities.com) and to employees via the intranet and through formal and informal briefings and newsletters. Through its vision, core values, formal policies and the 'business principles' statement, which sets out what the company expects from employees in the conduct of the company's business, the board seeks to engender a culture where business ethics, integrity and fairness are values that all employees endorse and apply in their everyday conduct.

The board has established a governance framework which encourages all directors to bring independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct. Directors have a right to ensure that any concerns they have about the running of the company or a proposed action which cannot be resolved are recorded in the board minutes. In addition, upon resignation, a non-executive director is asked to provide a written statement addressed to the chairman should he or she have any concerns about the running of the company, which would then be circulated to the board.

The group's governance structure also seeks to ensure that decisions are made at the appropriate level by employees with the knowledge and skills to do so.

The directors of subsidiary operating companies (most notably United Utilities Water PLC) are legally responsible for those business entities and their regulatory obligations. Additionally, they are tasked with the delivery of the targets set within the budgets approved by the board and for the implementation of strategy and policy across their businesses.

The board's policy is that it is appropriate from a development perspective for executive directors or members of the executive leadership team to become non-executive directors of other companies, providing that any such appointment does not impact upon their obligations to the company or upon the performance of their duties. To this end, there is an embargo upon such individuals accepting more than one non-executive directorship of a FTSE 100 company or the chairmanship of such a company.

Principal committees of the board (summary)

The board has formally delegated specific responsibilities to certain committees, including the following: approvals; audit (see page 38); community investment; nomination (see page 35); remuneration (see page 41) and treasury. All board committees are provided with sufficient resources to undertake their duties, have authority to seek independent advice, if appropriate, and are supported by the company's secretariat.

In addition to the board committees featured in the Code, the board has delegated certain of its powers and functions to the following committees:

- **Approvals committee** This considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors and the company secretary.
- **Community investment committee** This has responsibility for developing and overseeing the corporate responsibility strategy of the company and for approving its charitable donations. Its members are certain board directors and such executive leadership team members as may be appointed by the board from time to time. Two employee representatives are also invited to attend meetings and participate in its assessment of items of business. Its current chair is Tim Weller, with Catherine Bell and Gaynor Kenyon being its other members.
- **Treasury committee** This considers and approves borrowing, leasing, bond and other banking facilities within limits set by the board. It is chaired by Paul Heiden and its other members are the executive directors together with the treasurer. The treasury committee has sub-delegated some of its powers, subject to certain limits, to the chief financial officer and the treasurer.

Chairman and chief executive

The positions of chairman and chief executive are separate appointments and the board has agreed clearly defined responsibilities for these roles. It has also adopted a set of guiding principles to govern the working relationship between them. The chairman is primarily responsible for the working of the board, ensuring that the non-executive directors are fully engaged in their roles and that they provide an effective contribution to the operation of the board and the promotion of the success of the company. In essence, the responsibility of the chief executive officer is to manage the group's business and to implement board strategy and policy. Sir Richard Evans will stand down as chairman and as a director at the annual general meeting in July 2008. It is envisaged that he will be replaced by Dr John McAdam, subject to his re-appointment as a director at the annual general meeting. The board has considered the business commitments of Dr John McAdam and has determined that he will be able to devote the time and attention required to serve as chairman of the company.

Board balance and independence

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the non-executive chairman, three executive directors and seven non-executive directors. After nine years' service as a non-executive director, Norman Broadhurst will step down from the board at the annual general meeting.

All seven of the non-executive directors are determined by the board to be independent in accordance with the Code and free from any business or other relationship which could compromise their independent judgement. The chairman is not deemed to be independent under the Code (following appointment to that role) although Sir Richard Evans was deemed to be independent at the time of his initial appointment to the board. Dr John McAdam was considered by the board to be independent at the date of his appointment to the board and up until the date of this report. The board considers Norman Broadhurst to be independent notwithstanding a close family tie with one of the company's advisers, his daughter being a tax partner in Deloitte & Touche LLP's Birmingham office. Deloitte & Touche LLP have confirmed in writing to the company that she had not, and would not, be involved with the United Utilities account in any way.

Senior independent director

Nick Salmon was appointed as senior independent director on 27 July 2007. The senior independent director is available to shareholders if they have concerns which dialogue with management representatives has failed to resolve. The terms of reference for the senior independent director are available on the company's website. They include the authority to call a meeting of the non-executive directors if, in his opinion, it is necessary, the convening of a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman's performance, and attendance at sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concerns.

The nomination committee and appointments to the board

The nomination committee meets at least once each year and otherwise as required. Its role is primarily to make recommendations to the board on the composition, balance and membership of the board and refreshment of the board's principal committees.

The nomination committee's terms of reference are available to shareholders on request and are also available on the company's website. The nomination committee evaluates the balance of skills, knowledge and experience on the board and, in the light of such evaluation, prepares descriptions of the roles and capabilities required for a particular appointment and makes recommendations to the board from time to time on its composition. It may use executive search consultants to assist it when considering board member succession. It is proposed, subject to shareholders approving the adoption of new articles of association at the annual general meeting, that the nomination committee will be responsible for considering the authorisation of directors' conflict situations in accordance with the Companies Act 2006.

The committee is chaired by the chairman of the company (except when succession issues surrounding that position are being considered). Its other members are the non-executive directors and the chief executive. As such, the substantial majority of the members are non-executive directors determined by the board to be independent in accordance with the Code.

During the financial year ended 31 March 2008, amongst other matters, the nomination committee prepared a job specification of the role and capabilities required for the appointment of a non-executive director who could succeed Sir Richard Evans. The brief expressly recognised the responsibilities of the chairman's role and the time commitment required. Having done so, it engaged the services of Whitehead Mann and made recommendations to the board as part of the final selection process which led to the appointment of Dr John McAdam as a non-executive director and as the proposed successor to Sir Richard Evans as chairman of the company. Additionally, the committee also considered the appointment and made a recommendation to the board to appoint Paul Capell. It also considered and made a recommendation that, in the light of Norman Broadhurst's proposed retirement at the 2008 annual general meeting, Paul Heiden replaced him as chairman of the audit committee which happened in February 2008.

The letters of appointment of the non-executive directors (which comply with the Code) are made available for inspection at the company's registered office during business hours and before the annual general meeting and are published on the company's website www.unitedutilities.com . They make it clear that no compensation is payable for loss of office and expressly set out the expected time commitment expected from non-executive directors. Non-executive directors are required to disclose to the company any significant commitments that might impede the performance of their duties to the company prior to appointment and to consult the chairman before accepting any positions that might impact upon their availability to perform their duties.

Details of the executive directors' service contracts and the basis of their appointments are set out in the directors' remuneration report.

Re-appointment of directors
The board initially appoints all new directors, after assessing the recommendation of the nomination committee and following an appropriate recruitment process. Further to the appointment of a new director, he or she is then required to retire and seek appointment at the next annual general meeting. The company's articles of association require all directors to retire and seek re-appointment at least every three years, and include additional provisions which require one third of the directors to retire at each annual general meeting, including those who are proposed for re-appointment at an annual general meeting and those who are not. Biographical details of directors being submitted for appointment or re-appointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to re-appointment under the company's articles of association and to Companies Acts provisions relating to the removal of directors. The board explains to shareholders, in the notes accompanying a resolution to elect a non-executive director, why they believe that non-executive director should be appointed. The chairman will confirm to shareholders when proposing re-appointment that, following formal performance evaluation, the individual's performance continues to be effective and that they demonstrate commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving for longer than nine years will be subject to annual re-appointment.

Information, support and advice
The chairman is responsible for ensuring that directors receive comprehensive information on a regular basis to enable them to perform their duties properly, supported by the company secretary. As part of the preparation process for board meetings, the chairman has implemented a programme of informal briefings with the non-executive directors and chief executive, the evening before the scheduled board meetings.

Board papers are generally distributed five days in advance of scheduled board meetings to enable directors to obtain a thorough understanding of the matters to be discussed, and seek clarification if required. All directors have access to the advice and services of the company secretary and his team, who are responsible to the board for ensuring that board procedures are complied with. The appointment and removal of the company secretary are matters reserved to the board.

The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors and the company maintains an appropriate level of directors' and officers' insurance. In 2008, in line with emerging practice, the company established arrangements for the provision of indemnities for the benefit of its current directors and officers and those of its subsidiaries. These arrangements, which constitute qualifying third party indemnity provision and qualifying pension scheme indemnity provision, have been established in compliance with the relevant provisions of the Companies Act 2006 and include provision for the company to fund the costs incurred by directors in defending certain claims against them in relation to their duties as directors of the company or its subsidiaries.

Induction and training
New directors receive appropriate induction on joining the board, typically including meeting with members of the senior management team and visits to operational sites. During the year, separate induction programmes were organised for Dr Catherine Bell and Dr John McAdam. Major shareholders are also invited to meet with new non-executive directors and more generally shareholders will have the opportunity to meet Dr John McAdam at the annual general meeting in July. Directors are provided with details of seminars and training courses relevant to their role and are encouraged to attend those relevant to their roles and development needs. Additionally, where a special training need is identified, training is provided to the whole board on topics such as the Companies Act 2006.

Performance evaluation
During the year, the board conducted an evaluation of its own performance and that of its committees and individual directors. The process involved the completion by each director of a confidential questionnaire in a form consistent with previous years and which was modelled on the 'Chairman's Guide to the Board Performance Review' published by the Chairman's Forum. Each director was required to score the board's performance (and that of the principal committees) on 40 topics, including: contribution to strategy; risk management; financial and operational reporting; matters reserved for the board; communication; company and board advisers; relations with the group's regulators and investors; and board procedures. In addition, the members of the audit, nomination and remuneration committees, together with the managers and advisers to those committees, completed separate confidential questionnaires about the functioning of those committees.

The company secretary analysed the completed questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback and provided a comparison with the previous year's evaluation. The chairman subsequently conducted one-to-one discussions with each of the board members based on the summary report, after which the chairman reported back to the whole board on the evaluation process. The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board's confidence in the group's system of corporate governance. Nevertheless there is always room for improvement and, arising from the 2007/2008 exercise, the board has asked that more work is undertaken by management in the area of succession planning. It has also decided to receive an enhanced number of presentations from senior managers responsible for operational areas and/or for managing or mitigating potential material risks to the group.

As part of good governance, the chairman holds meetings with the non-executive directors without the executive directors present. In turn, led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman's performance. So far as senior management is concerned, the chief executive conducts annual appraisals with executive directors and the other members of the executive leadership team and has regular one-to-one discussions about their performance with them, as does the chairman with the chief executive.

Internal controls

Introduction
The board has overall responsibility for the company's system of risk management and internal controls and for reviewing its effectiveness. The schedule of written matters reserved to the board ensures that the directors are responsible for the control of, amongst other matters, all significant strategic, financial and organisational risks.

An overview of some of the principal risks surrounding the company is contained in the business review section of the annual report on pages 24 to 26. To manage these and other commercial and operational risks the company has an established risk management programme that assists management to identify, assess and mitigate business, financial, operational and compliance risks on a continuous basis. The board views management of risk as integral to good business practice. The programme is designed to support management's decision making and to improve the reliability of business performance and is supported by the dedicated team of internal risk specialists and internal auditors who report to the newly appointed director of audit and risk.

Internal controls

The board delegates the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the group's businesses to executive management. The system of internal control is based on an ongoing process of identifying, evaluating and managing key risks and includes the risk management processes referred to above. The system of internal control was in place throughout the year and up to the date of approval of the annual report and financial statements. The effectiveness of this system has been regularly reviewed throughout the year, and up to the date of the approval of the annual report and financial statements, by the executive leadership team and was periodically reviewed by the audit committee and the board, in accordance with the guidance in the Turnbull Report and the Internal Control Revised Guidance for Directors published by the Financial Reporting Council in October 2005. The system is also refined, as necessary, in response to changes in the company's business and the associated risks. Joint venture arrangements with other companies and participations via shareholdings in other businesses are outside the group's own formal control procedures. However, the group's exposure to them is assessed by line management (in most cases through representation on the boards of those operations).

Control systems

The main components of the group's internal control framework are summarised below. Their foundation is in the considerable value that the group places, throughout its activities, on seeking to ensure that employees are of the highest quality and integrity. Formal control is exercised through a management structure, which includes clear lines of responsibility and documented delegations of authority from the board. The systems of internal control include a series of group policies, operating and procedural manuals and processes, with which all relevant employees are expected to comply. Processes underpinning the financial reporting systems are managed and monitored by line and functional management through regular reporting. Separately, the effectiveness of these internal controls is reviewed by an internal audit function. It reports its results to the executive leadership team and directly to the audit committee. The work of the internal auditors is focused on the areas of perceived greatest risk to the company as determined by internal risk assessments, senior management and the audit committee.

Function of controls

The system of internal control ('the control system') is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws and regulations. The key features of the control system include:

- a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;
- comprehensive business planning, risk assessment and financial reporting procedures, including the annual preparation of detailed operational budgets for the following year and projections for subsequent years;
- established procedures, set out in an internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews;
- a monthly board review of financial and non-financial performance to assess progress towards objectives;
- monthly meetings prior to each board meeting of the executive leadership team, where the executive directors, and other senior executives responsible for running the group's businesses, amongst other matters, review performance and explore strategic and operational issues which are of group-wide importance;
- centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews;
- an internal audit function which provides independent scrutiny of internal control systems and risk management procedures;
- regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;
- a monthly rolling review of group-wide risks and mitigating actions and controls by the executive leadership team. Arising from such reviews, plans are developed to enhance internal control and risk management further;
- a self-certification process whereby the operating businesses are required to confirm annually that the system of internal control is operating effectively;
- an annual risk assessment exercise involving self-assessment by management of all major business risks in terms of impact, likelihood and control strength; and
- health and safety performance reviews carried out by in-house health and safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses.

Annual review of risk management and internal control systems

In addition to the regular reports received by the audit committee and the board on internal controls and key risks and periodic reviews, the board conducts an annual review of the effectiveness of the systems of risk management and internal control in operation during the year and up to the date of the approval of the annual report and financial statements. Through operational reports from management the board reviews controls designed to mitigate risks, and would receive, via these reports, information in the event of any significant control failings occurring. The board, through the audit committee, also controls the review that is conducted by internal audit. Management of all the business divisions of the group are required to complete and sign-off control self-assessment questionnaires that confirm that the key internal controls are in place and are operating effectively. Where weaknesses have been identified plans and timetables for putting them right are also reported. Internal audit monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the internal audit function's work during the year. The results of this exercise are summarised for the audit committee and the board.

In the event that any significant losses were incurred during any year as a result of the failure of internal controls, an analysis would be reported to the audit committee and the board and a plan would be implemented to take the necessary action to remedy any significant weaknesses. In the year ended 31 March 2008, there were no such losses and the board was satisfied with:

- the changes since the last annual assessment in the nature and extent of significant risks identified by management;
- the company's ability to respond to changes in its business and the external environment to the extent that such changes are events that management can materially influence;
- the scope and quality of management's ongoing monitoring of risks and of the system of internal control, and, where applicable, the work of its internal audit function and other providers of assurance;
- the extent and frequency of communication of the results of the monitoring to the board (or board committee(s)) which enables it to build up a cumulative assessment of the state of controls in the company and the effectiveness with which risk is being managed; and
- the company's external reporting processes.

Financial reporting and going concern

When releasing annual financial and interim financial statements, issuing interim management statements or trading updates, the directors aim to present a balanced and understandable assessment of the group's position and prospects. These statements are posted on the company's website (www.unitedutilities.com) at the same time as they are released to the London Stock Exchange. To encourage effective communication, individuals with an email address can register free of charge to receive an email alert upon the posting of each new release.

The directors have a reasonable expectation that the company has adequate resources available to it to continue in operational existence for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. This approach is based, amongst other matters, upon a review of the group's budget for 2008/09, on a review of the group's five-year business plan and investment programme, together with a review of the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the guidance given in 'Going Concern and Financial Reporting: Guidance for Directors of Listed Companies registered in the United Kingdom', published in November 1994.

[illegible]

Members

The audit committee's members are Paul Heiden (chairman since 26 February 2008), Dr Catherine Bell, Norman Broadhurst (chairman until 26 February 2008), David Jones and Dr John McAdam. On taking up the position as chairman of the board (assuming he is re-appointed by shareholders), Dr John McAdam will formally step down from the committee. The board is satisfied that Paul Heiden has recent and relevant financial experience and that all members have extensive commercial experience and are independent within the meaning of the Code. Appointments to the committee are made by the board, on the recommendation of the nomination committee in consultation with the audit committee chairman. Appointments are initially for a period of up to three years, extendable by no more than two additional three-year periods, so long as committee members continue to be deemed to be independent. Notwithstanding the ninth anniversary of his appointment, as part of succession planning it was agreed that Norman Broadhurst should continue as a member of the committee until July 2008, to ensure a smooth handover of the role of chairman to Paul Heiden. The terms of reference of the audit committee are available to shareholders on request and are also available on the company's website.

Attendees at meetings

The chief executive and chief financial officer of the group and other senior management attend committee meetings by invitation of the committee. Representatives of the group's external auditors and the director of audit and risk (whose responsibilities include internal audit and security) also attend meetings by invitation. During the year ended 31 March 2008, the external and internal auditors attended all audit committee meetings, had direct access to the committee during the meetings and time was also set aside for them to have private discussions with the committee, in the absence of management.

Audit committee compliance with the Code

The audit committee's terms of reference comply with the Code. During the year ended 31 March 2008, the formal calendar of matters considered by the committee embraced the Code requirements to:

- monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, including reviewing significant financial reporting judgements and any disclosures contained in them;
- review the company's internal financial controls and its internal control and risk management systems and to make recommendations to the board;
- monitor and review the effectiveness of the company's internal audit function;
- make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and
- review the company's policy on the engagement of the external auditors to supply non-audit services. In doing so, account is taken of relevant ethical guidance regarding the provision of non-audit services by the external auditors and pre-approval practices. In this context, the committee will report to the board any matters in respect of which it considers that action or improvement is needed and to make recommendations as to the steps to be taken.

Audit committee activities

An overview of the work undertaken by the audit committee during the year ended 31 March 2008 is described within the following sections of this report.

The audit committee met four times during the financial year ended 31 March 2008. It has a formal policy, endorsed by the board, to keep under review the independence and objectivity of the external auditors. The audit committee determined that it was satisfied that the independence of the external auditors had been maintained, having taken into account the external auditors' written representations and the committee's own enquiries. These were facilitated by a private meeting with the external auditors

without executive management being present. The independence policy sets out certain disclosure requirements by the external auditors to the audit committee, including restrictions on mutual hiring of personnel, rules for rotation of audit partners and procedures for the approval of non-audit services provided by the external auditors. The audit committee has monitored the application of the policy both during the year ended 31 March 2008 and up to the date of this report.

The audit committee reviewed the external auditors' audit scope, plans and materiality levels and the resources proposed to execute the plans. Having done so, the committee approved the terms of engagement and the audit fees. The committee also reviewed the findings of the external auditors and their management letters on internal financial controls.

The audit committee also assessed the qualifications, expertise and resources and independence of the external auditors and the effectiveness of the audit process. Through an embedded regular audit effectiveness review, the audit committee has continued to keep the performance of the company's auditors and audit effectiveness under review. Mindful of the costs associated with the company's compliance requirements, the audit committee continues to seek the most cost-effective approach to compliance and external audit generally.

The policy relating to the provision of non-audit services by the external auditors specifies the types of work from which the external auditors are excluded; for which the external auditors can be engaged without referral to the audit committee; and for which a case-by-case decision is required. The ratio of non-audit fees to audit fees was monitored by the committee throughout the year ended 31 March 2008. The audit committee is satisfied that this policy in respect of the provision of non-audit services was applied during the year ended 31 March 2008 and up to the date of this report.

Fees
As summarised above, the committee has established policies and procedures to pre-approve the engagement of the auditor to provide any audit or non-audit services and keep the nature and extent of non-audit services under review. All audit and audit-related services proposed to be provided by Deloitte & Touche LLP are pre-approved by the audit committee and reviewed annually. The provision of audit-related services is generally highly correlated with the role of independent auditors. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles, support for debt issues and similar transactions and other services that have a bearing on the group's financial statements on which the external auditors provide their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services policy where they do not affect the independence of the external auditors, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported at the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year ended 31 March 2008 all such services were approved by the audit committee.

The company also maintains a list of prohibited services that cannot be provided by the group's auditors as they are considered by statute or in the group's opinion to be incompatible with the role of the independent auditors.

The fees paid or payable to the auditors in the year ended 31 March 2008 and the preceding year were as follows:

Year ended 31 March	2008 £'000	2007 £'000
Audit services:		
– Statutory audit	936	1,179
– Audit related regulatory reporting[1]	281	2,463
Further assurance services:		
– Compliance services[2]	3,563	850
– Advisory services[3]	40	100
Total	4,820	4,592

Notes:
(1) Audit-related regulatory reporting fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including the Sarbanes Oxley work in 2007.
(2) Compliance services fees mainly relate to transaction support and due diligence work.
(3) Advisory services fees are fees incurred for tax compliance, tax advice and related tax work. In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2008 totalling £20,600 (2006/07: £41,900).

For the year ended 31 March 2008, the substantial majority of non-audit related fees relate to the services provided by Deloitte & Touche LLP in their advisory capacity on the disposal of United Utilities Electricity where they provided vendor due diligence. Given the complex nature of the transaction and the need for separation of the business into the roles of asset owner and asset operator, the audit committee and the board concluded that Deloitte & Touche LLP, given their detailed knowledge of the business and industry, were best placed to advise the company on the transaction and that this was the most cost-effective option for the company. Furthermore, non-audit fees have been payable to Deloitte & Touche LLP in relation to their provision of due diligence services to United Utilities PLC to support the creation and listing of a new holding company to facilitate the necessary distributable reserves to allow the proposed return of capital to shareholders referred to on page 112.

Having undertaken a review of the nature and the amount of non-audit related work, the audit committee has satisfied itself that the services undertaken during the financial year ended 31 March 2008 did not prejudice the auditors' independence.

Other activities
The audit committee met prior to the board meetings at which the interim financial statements and the annual report and financial statements were approved. The committee reviewed significant accounting policies, financial reporting issues and judgements and, in conducting this review, considered reports from management, the external auditors, and internal audit.

At each of its meetings, the committee reviewed and considered reports from the director of audit and risk and/or the head of internal audit. Those reports included the status of the company's risk management systems, findings from the internal audit function concerning internal controls and reports on the status of the correction of any weaknesses in internal controls identified by the internal or external auditors.

The audit committee also reviewed and approved the remit, organisation, plans and resources of the company's internal audit function and carried out a review of the effectiveness of that function.

Disclosure policy
The audit committee reviews, at least annually, the arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. During the year, the audit committee approved a revised disclosure policy which, amongst other provisions, provides a confidential voicemail box for employees who want to report any concerns which they may have anonymously. The committee's objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

Communication with shareholders
Annually, the company produces a stakeholder report for shareholders and other interested parties, which summarises the most important features of the group's activity during the year. This document, together with interim and annual reports and financial statements, are the principal annual communications with shareholders. Additionally, the internet is also used as a means of communicating information effectively and in an environmentally friendly way. Accordingly, a substantial amount of information about the company is available via its website www.unitedutilities.com .

Additionally, there is a programme of regular investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 86 different funds, representing 35 per cent of the company's issued share capital. Such briefings, together with regular announcements of significant events affecting the group and frequent updates on current trading, are part of a dedicated investor relations programme undertaken by the company to keep the company's equity and debt investors informed of developments affecting the group. The board regards this programme as an important contribution to improve continually investors' awareness of the business and for the board to maintain an understanding of investors' priorities. Board members also receive regular updates in their board papers about investor relations and reports from sector analysts. Additionally, the board commissions an annual survey of shareholders by Makinson Cowell. Non-executive directors also have the opportunity to attend meetings with major shareholders at either party's request.

Constructive use of the annual general meeting
The notice calling the annual general meeting and related papers are sent to shareholders at least 20 working days before the meeting. All directors normally attend annual general meetings, and presentations are made on the progress and performance of the business prior to the formal business of the meeting. Additionally, the board encourages shareholders to participate in meetings through question and answer sessions with individual directors or, where appropriate, the chairman of the relevant committee. To that end, the chairmen of the audit, nomination and remuneration committees will always endeavour to be available to answer questions relevant to the work of those committees.

Voting on all resolutions takes place by means of a poll which ensures that all shareholders' votes are taken into account, whether lodged in person at the meeting, or by proxy. The poll vote is scrutinised by the company's share registrars and the results are released to the London Stock Exchange and posted on the company's website on the next business day. Separate resolutions are proposed on each substantially separate issue. For each resolution, proxy appointment forms provide shareholders with the option to direct their proxy to vote either for or against the resolution or to withhold their vote. The proxy form and any announcement of the results of a vote will make it clear that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes for and against the resolution.

The corporate governance statement and report of the audit committee were approved by the board on 2 June 2008.

Directors' remuneration report

Note: This report is unaudited save where stated.

Approach to reward

The company aims to ensure that its remuneration arrangements attract and keep people of the right calibre in order to achieve corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to its employees and encourage employees to hold shares in the group. When pay levels are set, account is taken of the work that an employee does and the analogous remuneration for the same role in other companies. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

Aggregate remuneration

As detailed in this report, during the financial year, the aggregate remuneration paid to all directors was £4,039,062 (2006/07: £5,536,159). These figures include salaries, benefits-in-kind (excluding pensions), annual bonuses earned and accrued in the year ended 31 March 2008 but paid after the year end, and the value of long-term incentives earned for the period ended 31 March 2007 and paid during the year.

Non-executive directors (including the chairman)

A committee of the board decides the remuneration of all of the non-executive directors other than the chairman. Its members are the chairman (Sir Richard Evans) and the executive directors: Philip Green, Charlie Cornish, Tim Weller and Paul Capell (from 1 May 2007 to 27 September 2007). The committee may take independent advice and is also advised by the company's human resources director, Alison Clarke, who will typically provide research information on the level of fees paid in other similar organisations. The committee met once during the year to review the fees paid to non-executive directors, which were increased with effect from 1 September 2007 (see below). The remuneration committee (details of which are set out below) determines the remuneration of the chairman.

Terms of appointment

Non-executive directors' appointments are for an initial period of three years. They are subject to re-appointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter (if they are to be re-appointed). After nine years in office, a non-executive director is required to seek re-appointment each year at the annual general meeting. Non-executive directors have letters of appointment, as opposed to contracts of service. In the event of early termination, for whatever reason, they are not entitled to receive compensation for loss of office.

Non-executive directors' letters of appointment can be inspected at the group's registered office and on the group's website at www.unitedutilities.com . The letters set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them. Table 1 summarises the terms of appointment for each non-executive director.

Policy statement on non-executive directors' remuneration

The group's policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed each year when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit committee (Norman Broadhurst until 26 February 2008 and now Paul Heiden) and remuneration committee (David Jones). Non-executive directors do not participate in any annual bonus or incentive plans, pension schemes, healthcare arrangements, the group's long-term incentive plans or employee share schemes. The group repays the reasonable expenses that non-executive directors incur in carrying out their duties as directors.

Non-executive directors' [illegible]

Non-executive directors' fees were increased on 1 September 2007. The base fee is £52,000 per year (2007: £50,000). On 27 July 2007, Nick Salmon replaced Sir Peter Middleton as the senior independent non-executive director. As deputy chairman, Sir Peter Middleton received a higher fee than any other non-executive director (save for the chairman). The position of deputy chairman was not replaced following Sir Peter Middleton's resignation from the board. The additional fees paid to each of the chairmen of the audit and remuneration committees are £10,000 per year.

The chairman's fee increased to £230,000 a year (2007: £220,000). The next review of non-executive directors' fees will be undertaken in September 2008.

Non-executive directors' remuneration for the year ended 31 March 2008 is set out in table 2.

Table 1: Non-executive directors' terms of appointment

	Date first appointed to board	Date of last appointment AGM in	Re-appoint no later than AGM in	Notice period	Compensation upon early termination
Sir Richard Evans	01.09.1997	2007	n/a	None	None
Sir Peter Middleton	01.01.1994	2006	n/a	None	None
Dr Catherine Bell	19.03.2007	2007	2010	None	None
Norman Broadhurst	01.04.1999	2005	n/a	None	None
Paul Heiden	05.10.2005	2006	2009	None	None
David Jones	03.01.2005	2005	2008	None	None
Dr John McAdam	04.02.2008	n/a	2008	None	None
Andrew Pinder	01.09.2001	2007	2010	None	None
Nick Salmon	04.04.2005	2005	2008	None	None

Notes:
- Sir Richard Evans will not be standing for re-appointment at the 2008 annual general meeting.
- Sir Peter Middleton resigned from the board at the annual general meeting on 27 July 2007.
- Norman Broadhurst will not be standing for re-appointment at the 2008 annual general meeting.

Table 2: Non-executive directors' fees (audited information)

	Total fees 2008 £'000	2007 £'000
Sir Richard Evans	**225.8**	215.8
Dr Catherine Bell	**51.2**	1.7
Norman Broadhurst	**59.8**	58.9
Paul Heiden	**52.0**	48.9
David Jones	**61.2**	57.8
Dr John McAdam	**8.7**	n/a
Sir Peter Middleton	**30.0**	87.5
Jane Newell	**n/a**	15.4
Andrew Pinder	**51.2**	48.9
Nick Salmon	**51.2**	48.9
Total	**591.1**	**583.8**

Notes:
- Sir Peter Middleton resigned from the board on 27 July 2007.
- Dr John McAdam was appointed to the board on 4 February 2008.

Executive directors

The remuneration committee

The remuneration committee makes recommendations to the board on the group's framework of executive remuneration. It approves, on the board's behalf, the general recruitment terms, remuneration, benefits, employment conditions and severance terms for senior executive management. In particular, it decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive board directors and senior executives who form the executive leadership team.

The committee's members are David Jones, Dr John McAdam (with effect from 4 February 2008), Andrew Pinder and Nick Salmon. All are non-executive directors determined by the board to be independent in accordance with the Code. The committee's members have no personal financial interest in the company, other than as shareholders and in respect of the fees paid to them as non-executive directors. They have no conflicts of interest arising from cross-directorships and are not involved in the day-to-day running of the group's businesses. Sir Richard Evans attends meetings but is not a member of the committee. The committee's terms of reference are available to shareholders on request and are on the group's website at www.unitedutilities.com .

The committee has retained Hewitt New Bridge Street to advise it on executive remuneration. They also advise the group on the remuneration of a limited number of senior executives whose specific terms of employment do not fall within the remit of the remuneration committee. This is to ensure consistency of the application of the board's policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the group's pension schemes (United Utilities Pension Scheme) and advise the group on matters relating to its operation. Eversheds LLP provide legal advice on the operation of the company's share incentive and share option plans, including drafting the rules and advising on their interpretation. Slaughter and May provided advice to the committee on the effects of the proposed return of capital to shareholders by way of a scheme of arrangement on the company's share plans. Slaughter and May also provided advice to the company on general legal matters relating to the proposed scheme of arrangement (see page 112). Addleshaw Goddard LLP provided advice on individual termination arrangements. Both Addleshaw Goddard LLP and Eversheds LLP also provide general legal advice to the company.

The committee is assisted by the chief executive Philip Green and the company's human resources director Alison Clarke, who are consulted on proposals relating to the remuneration of the other executive directors and senior executives (other than in respect of their own remuneration). They and the company secretary attend meetings by invitation (except when the committee discusses matters relating to their own remuneration). The committee can and does seek advice or information directly from other employees where the committee feels that such additional contributions will assist the committee in its decision-making.

The committee follows the principles of good governance and the Code. It met five times in the year ended 31 March 2008. Individual attendance at the meetings is stated in the table in the corporate governance report on page 34. During the year, matters considered by the committee included:

- the 2007 salary review for executive directors and other senior executives;
- awards payable under the 2006/07 annual bonus plans and the measures and targets for subsequent years;
- the size of, and the performance conditions to apply to, the 2007/08 grant of awards under the performance share plan and the monitoring of ongoing performance against the conditions applying to previous awards;
- pension provision for executives;
- monitoring of executive shareholdings against target;
- the terms of appointment and departure of executive directors and other senior executives;
- the potential impact of the proposed return of capital upon share schemes; and
- the form and content of the 2006/07 directors' remuneration report.

The committee also reviewed the incentive arrangements for executive directors and members of the executive leadership team. Details of revised annual bonus arrangements, proposed changes to be made in 2008/09 to the level of performance share plan awards for executive directors and the total shareholder return performance measure are given later in this report. Following approval of the matching share plan at the 2007 annual general meeting, matching share plan awards were made to Philip Green, Tim Weller and Charlie Cornish. Details of these awards are stated later in this report on page 48 in table 11.

The board accepted the committee's recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

Policy statement on executive directors' remuneration

The board's policy for executive directors' and senior executives' remuneration is to:

- pay a basic salary which compares with other companies of comparable size and complexity;
- use short-term and long-term incentives to encourage executives to out-perform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;
- encourage executives to hold shares in the group; and
- reward executives fairly and responsibly for their contribution to the group's short-term and long-term performance and avoid paying more than is appropriate.

In deciding the executive directors' total remuneration package and the individual elements of it, the remuneration committee assesses both the performance of the individual and the company

as well as the range of pay in similar companies. In making these comparisons it considers the results carefully. The company aims to pay within a range of the mid-market rate over time but may pay higher salaries and total remuneration for out-performing individuals (or to attract or retain executives of the right calibre) and where the company itself out-performs. Account is also taken of a range of other factors, including the general increases in base salaries taking place within the company. Below mid-market pay may result from under-performance by an individual and/or the company or where an individual is new to the role.

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, life, medical and permanent health insurance and pension benefits. Variable rewards take the form of an annual bonus where executives are incentivised to receive a proportion of their bonus in shares which are matched by a corresponding performance related award from the company and a long-term incentive plan (the performance share plan). The rewards are designed to establish a clear link between pay and performance by encouraging out-performance in both the short-term and long-term. They are based on business and individual performance, linking executives' rewards directly to the interests of shareholders and other stakeholders. Annual and long-term awards are non-pensionable.

The committee aims to achieve an appropriate balance of fixed and variable rewards. It recognises that the group operates in both a regulated and non-regulated environment and therefore needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the company should be run. The board reviews its policy in the light of emerging best practice.

During the year ended 31 March 2008, the committee considered the balance of incentive remuneration between annual and long-term remuneration and the associated performance measures. The committee decided to make changes in respect of the 2008/09 remuneration structure with the objective of providing a greater focus on incentivising management to improve operational performance targets across all areas of the business. This was viewed as being particularly important given that the operational performance standards achieved during 2008/09 will be an important consideration for the company leading into the discussions with its key stakeholders, including the water regulator, for the next regulatory review period commencing April 2010. Although the proposed changes in respect of 2008/09 result in higher levels of remuneration in respect of annual performance it should be noted that there is a corresponding reduction in the quantum of future long-term incentive awards.

It is the board's policy that shareholders will be invited to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. No changes were made to the terms and conditions of any existing share awards during the year. At the 2007 annual general meeting, shareholders approved the introduction of a matching share award plan. Details were given in the directors' remuneration report for 2007 and awards under the plan are described later in this report.

The group operates a defined contribution pension scheme which newly appointed directors (and senior executives) can join. Further details of pension benefits provided for executive directors are provided on pages 49 to 51 of this report.

Chart 1 sets out the impact of the board's policy on an executive director's annual total reward. It compares the arrangements for 2007/08 with the arrangements for 2008/09, expressed in terms of the maximum reward opportunity. The changes outlined in this report will maintain the proportion of the maximum reward opportunity that is 'at risk' to approximately 69 per cent in 2008/09.

Chart 1

Executive directors' maximum annual total reward



maximum value 2007/2008
maximum value 2008/2009 & 2009/2010
0
100
200
300
400
500
Value relative to base pay
base pay
pension (DC)
other fixed benefits
annual bonus
performance share plan
matching share award plan

Notes:

- The shading represents the value of each element of the reward package relative to base pay (base pay = 100).
- Pension refers to the defined contribution section of the pension scheme with a company contribution of 25 per cent of basic pay.
- The maximum values apply only where maximum annual bonus is achieved and the performance share plan and matching share award plan have paid out fully.
- The values for the performance share plan and matching share award plan assume a dividend reinvestment value of five per cent per year for each of the three years of the performance period and, in the case of the matching share award plan, that a director has invested to the full extent initially allowed i.e. 50 per cent of annual bonus paid for the previous year.

Table 3: Executive directors' emoluments and long term incentive payments (audited information)

	Gross salary		Annual bonus		Other benefits		Compensation for loss of office		Total emoluments		Long-term incentive vesting during the year ended 31 March	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Philip Green	725.9	686.7	654.7	488.2	26.0	28.4	–	–	1,406.6	1,203.3	–	–
Paul Capell	145.8	–	–	–	7.4	–	341.5	–	494.7	–	–	–
Charlie Cornish	352.8	340.0	305.0	241.7	20.2	17.5	–	–	678.0	599.2	–	107.5
Tim Weller	417.5	266.7	417.5	185.1	33.6	40.1	–	–	868.6	491.9	–	–
Total	1,642.0	1,293.4	1,377.2	915.0	87.2	86.0	341.5	–	3,447.9	2,294.4	–	107.5

Notes:

- Other benefits include the taxable value of the car or car allowance, private fuel and medical insurance.
- Paul Capell was appointed to the board on 1 May 2007 and resigned on 27 September 2007. His compensation for loss of office costs includes salary and payments paid through payroll and benefits provided after his resignation from the board, but while he was still employed by the company, until 31 December 2007.

The group expects executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment.

Detailed policy in relation to executive directors' remuneration is set out overleaf.

[illegible] 2007/08

Executive directors' emoluments and the value of the long-term incentives vesting during the year ended 31 March 2008 are set out in table 3.

A – Salary
The remuneration committee reviews salaries each year taking account of both company and personal performance. It commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity and takes account of the levels of pay awards elsewhere in the group. In this way it aims to establish whether an increase should apply and, if so, what it should be. It also considers whether there should be any departures from the norm, for example, to ensure that salaries are competitive and consistent with the application of board policy on executive remuneration.

The following changes were made to the annual salaries of executive directors during the year:

Table [illegible]: Executive directors' salaries

	Salary at 31 March 2008 £'000	Salary at 31 March 2007 £'000	Date of change
Philip Green	748.0	695.0	1 Sept 2007
Paul Capell	n/a	n/a	n/a
Charlie Cornish	362.0	340.0	1 Sept 2007
Tim Weller	430.0	400.0	1 Sept 2007

Note:
- Paul Capell was appointed a director on 1 May 2007 on a salary of £350,000 and resigned on 27 September 2007. His salary was not reviewed during the period. He remained an employee until 31 December 2007.

The annual bonus is designed to motivate executive directors and other senior executives to achieve the company's key financial, operational and strategic objectives. Directors are rewarded according to the company's financial and operational performance for the year and the achievement of individual targets, which are set each year. The operational and individual targets may include performance against key stakeholder measures and personal objectives. Executives may be invited to join the matching share award plan and elect to receive up to 50 per cent of their bonus in the form of United Utilities shares. There is a match from the company whereby, for 2008/09, the first 20 per cent of bonus results in a two for one match by the company and the balance up to the other 30 per cent in a one for one match. The matching shares are released after three years subject to the achievement of performance conditions. If these conditions are not achieved, a partial release may, in some circumstances, be made. The performance conditions are on the basis of an equal weighting of total shareholder return (TSR) performance, as used in the performance share plan as described below, and the achievement of operational performance measures within the categories of quality and environment, customer service, finance and efficiency and employee related. Full details of the operational performance measures for the 2007/08 grant were disclosed in the 2007 remuneration report and included in the circular to shareholders prior to approval of the matching share plan at the 2007 annual general meeting.

(a) 2008/09
The remuneration committee has decided that, for the 2008/09 annual bonus plan, the maximum potential bonus will be increased from 100 to 130 per cent of salary for executive directors and from 60 to 70 per cent for other members of the executive leadership team. As noted above, this does not represent an increase in the overall quantum of reward as there is a corresponding reduction in the value of future long-term incentive awards. In addition, to participate fully in the matching share award plan, executives will have to elect to receive a greater proportion of their 2008/09 bonus in United Utilities shares (up to 61 per cent of the higher bonus opportunity) with no overall increase in the quantum of matching shares awarded by the company. For executive directors, company financial measures will account for bonus payments worth up to 65 per cent of salary. These financial measures were:

- group profit before restructuring costs, other non-recurring items, investment income, finance expense and taxation (PBEIT); and
- profit before restructuring costs, other non-recurring items and taxation (PBET) (weighted equally).

For each of the financial measures, one quarter of the maximum award allocated to that measure becomes payable once the threshold target is met. Awards increase in value on a straight-line basis until half of the maximum award is payable for achieving an intermediate target between the threshold and stretch targets. Awards continue to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

The value of each executive director's annual bonus payment will also depend on operational performance in other areas of the company's activities. These measures include operational and customer service targets in the water and wastewater businesses; improving the group's corporate responsibility performance in the Dow Jones European and World Sustainability Index and achieving improvements in employee engagement measured by responses to questions in an externally conducted and verified employee opinion survey. These performance measures were chosen to complement the financial measures and to incentivise executives to achieve a series of balanced operational measures that are aligned to the interests of key stakeholders including customers, regulators and employees.

Personal objectives account for the balance of the bonus opportunity. The executive directors' annual bonus plan measures for 2008/09 are summarised in table 5.

(b) 2007/08
The 2007/08 annual bonus plan permitted a maximum bonus of 100 per cent of salary for executive directors and 60 per cent for other members of the executive leadership team. For executive directors, company financial measures PBEIT and PBET (weighted equally) accounted for bonus payments worth up to 50 per cent of salary.

For each of the financial measures, one quarter of the maximum award allocated to that measure became payable once the threshold target was met. Awards increased in value on a straight-line basis until half of the maximum award was payable for achieving an intermediate target between the threshold and stretch targets. Awards continued to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award became payable. The stretch targets were intended to be demanding and achievement would represent results exceeding expectations.

Executive directors' annual bonus payment also depended on operational performance in other areas of the group's activities. In respect of the year ended 31 March 2008 the committee also considered the extent to which each director had contributed to the successful sale of United Utilities Electricity.

These measures include: operational targets in the water, wastewater and electricity distribution businesses; improving the group's corporate responsibility performance in the Dow Jones

Table 5: Executive directors' annual bonus plan measures 2008/09

	Financial performance measures		Operational performance measures					
	Group PBEIT	Group PBET	Operational measures	Customer service	Employee engagement	Corporate responsibility	Personal objectives	Total
Philip Green	32.5	32.5	10	10	10	5	30	130
Tim Weller	32.5	32.5	10	10	10	5	30	130
Charlie Cornish	32.5	32.5	10	10	10	5	30	130

Note:
- Figures are a percentage of base earnings during the year.

Table 6: Executive directors' annual bonus plan measures 2007/08

	Financial performance measures		Operational performance measures				
	Group PBEIT	Group PBET	Operational targets	Corporate responsibility	Employee satisfaction	Personal objectives	Total
Philip Green	25	25	20	2.5	2.5	25	100
Tim Weller	25	25	20	2.5	2.5	25	100
Charlie Cornish	25	25	20	2.5	2.5	25	100

Note:
- The above figures are a percentage of base earnings during the year.
- No bonus was paid to Paul Capell.

European and World Sustainability Index; maintaining the Business in the Community Platinum status; and achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey.

Personal objectives accounted for the balance of the bonus opportunity.

C - Other benefits

Directors are paid a car allowance of £14,000 per year or are entitled to have the use of a company car and are reimbursed the cost of fuel for business and private use. They are also provided with medical, life and permanent health insurance.

D - Long-term incentives

(i) Performance share plan

Executive directors and other senior executives participate in the performance share plan. Awards are granted at the discretion of the plan's trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number of shares worth up to a fixed percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of shares at that time. The plan's rules provide for a maximum award of 100 per cent of annual salary which may be increased above this level in circumstances which the committee considers to be exceptional. Annual awards made to date to directors have not exceeded 100 per cent of salary. Participation in the plan has, with effect from 1 April 2007, been restricted to members of the executive leadership team only, with an award percentage of 60 per cent of salary for those executives who are not directors. For a limited number of senior managers below the executive leadership team level the company intends to arrange, during 2008/09, for payment of a proportion of annual bonuses earned in the form of United Utilities shares through a new plan. The shares will be released after a period of three years from when the bonus is earned subject to continued employment with the group and with no additional performance conditions. No executive directors will participate in the new plan and no newly issued or treasury shares will be used to facilitate awards.

With effect from 1 April 2008, as explained earlier in this report, the committee has decided to reduce the level of awards to executive directors from 100 per cent of salary to 70 per cent and for members of the executive leadership team from 60 per cent to 50 per cent. Grants are normally made within 42 days of the publication of the group's results, and the main grant normally occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends upon the company's performance against specified targets over a performance period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no re-testing if the performance criteria are not met.

To date, the performance criteria have been: (i) the company's TSR performance when compared with the TSR performance of a comparator group or index of other companies; and (ii) underlying business performance.

TSR is widely used as an externally verifiable measure of a shareholder's return. Relating awards to the group's relative TSR performance supports the policy objectives of linking executives' rewards directly to the company's performance and shareholders' interests and gives executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The remuneration committee has the discretion to make adjustments to the comparator group or to the period over which relative TSR is measured during the performance period in order to maintain the integrity of the plan: for example, following a takeover bid, takeover activity, merger/demerger announcement regarding a member of the comparator group an appropriate adjustment may be made. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2004/05, 2005/06 and 2006/07.

External advisers regularly assess and report to the committee on the group's TSR performance and ranking in the comparator group and performance against the index. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the group's recorded TSR performance is consistent with underlying business performance. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against

planned performance in respect of key corporate financial measures. The committee takes account of the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent, if any, to which awards will vest and any modifications of performance conditions are made, are at the trustee's discretion, with the consent of the remuneration committee.

When a participant's employment terminates during a performance period and the reason falls within the 'good leaver' provisions of the plan, the vesting of an award is at the trustee's discretion. If discretion is exercised, the maximum number of shares in an award is pro-rated to service in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date at which the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee may periodically buy shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the group making a loan to the trustee. The group takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The group reviews this arrangement from time to time to ensure its cost-effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 2 June 2008 are given in the notes to table 16 on page 50.

(a) 2008/09 and 2007/08 grants
Grants made in respect of 2007/08 and to be made in respect of 2008/09 are based on a performance condition which measures the group's comparative TSR performance against a TSR index (the Index) rather than a comparator group ranking. Using an index allows for a meaningful comparison of performance to be made and a smoother sliding scale of vesting of awards. The Index is constructed by assessing the TSR performance of the following companies with their influence on the Index being weighted according to their relevance and size. Table 7 below reflects the composition of the Index in respect of the grant made during 2007/08. Any grant made in 2008/09 will be based upon the same Index approach with the composition of the Index adjusted to reflect any change in the comparator companies. For example, companies that have been acquired (e.g. Kelda Group) will be removed from the Index or new comparable companies may be included.

Table 7 TSR weighting of comparator companies

Company	Weighting
Kelda Group	100%
National Grid	25%
Northumbrian Water	75%
Pennon Group	75%
Scottish & Southern Energy	25%
Severn Trent	100%

None of the award would vest if United Utilities' performance fell below the Index; 25 per cent of the award would vest for a performance equal to the Index; and 100 per cent of the award would vest on out-performing the Index by 12 per cent over the three-year performance period. Vesting would be on a sliding scale for performance between these points. Any vesting of awards would also be subject to the remuneration committee being satisfied that the group's recorded TSR performance was consistent with underlying business performance.

(b) 2006/07 grant
Awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2006/07 performance share plan. The extent to which awards vest will be based on the group's TSR performance relative to the comparator group of companies over the period from 1 April 2006 to 31 March 2009. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, Balfour Beatty, BG Group, British Energy, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, ScottishPower, Severn Trent and Viridian. The committee has taken account of corporate events affecting AWG, ScottishPower, Severn Trent and Viridian since the start of the performance period. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the group's recorded TSR performance is consistent with the group's underlying business performance.

The vesting scale is shown in table 8.

Table 8: 2006/07 Performance share plan vesting scale
Comparator group size (number of companies) 17

Ranking in comparator group	% of max award vesting	% of salary
1 to 4	100	80
5	92	73.6
6	75	60
7	63	46.4
8	58	33.6
9	42	20
10 or below	–	–

(c) 2005/06 grant
Directors have awards to a maximum value of 80 per cent of annual salary in respect of the 2005/06 performance share plan. The extent to which awards vest will be based on the group's TSR performance relative to the comparator group of companies over the period 1 April 2005 to 31 March 2008. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, ScottishPower, Severn Trent and Viridian. The committee has taken account of corporate events affecting AWG, BAA, ScottishPower, Severn Trent and Viridian since the start of the performance period. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the group's recorded TSR performance is consistent with the group's underlying business performance.

The vesting scale is shown in table 9.

Table 9: 2005/06 Performance share plan vesting scale
Comparator group size (number of companies) 17

Ranking in comparator group	% of max award vesting	% of salary
1 to 4	100	80.0
5	93	74.4
6	78	62.4
7	63	50.4
8	48	38.4
9	33	26.4
10 or below	–	–

Table 10: Executive directors' continuing scheme interests in the performance share plan (audited information)

	Award date	Performance period	% of salary	Market price of a share at award price (p)	Maximum number of shares	Value at award date £'000	Contingent scheme interest at 1 April 2007: Maximum number of shares	Value £'000	Contingent scheme interest awarded during the year: Maximum number of shares	Value £'000	Contingent scheme interest at 31 March 2008: Maximum number of shares	Value £'000
						Award details						
Philip Green												
2005/06 Ordinary	13.2.06	1.4.05 to 31.3.08	80	688.5	78,432	540.0	78,432	592.6	–	–	78,432	541.6
2006/07 Ordinary	8.9.06	1.4.06 to 31.3.09	80	676.0	82,249	556.0	87,489	661.0	5,931	40.4	93,420	645.0
2007/08 Ordinary	11.6.07	1.4.07 to 31.3.2010	100	752.5	92,359	695.0	–	–	98,620	737.7	98,620	681.0
Total						1,791.0	165,921	1,253.6	104,551	778.1	270,472	1,867.6
Charlie Cornish												
2004/05 Ordinary	30.6.04	1.4.04 to	80	547.0	25,407	118.0	35,965	248.0	(35,965)	n/a	–	–
A shares	30.6.04	31.3.07		347.8	14,115	–	–	–	–	–	–	–
2005/06 Ordinary	30.6.05	1.4.05 to 31.3.08	80	657.5	30,419	200.0	30,419	229.8	–	–	30,419	210.0
2006/07 Ordinary	8.9.06	1.4.06 to 31.3.09	80	676.0	40,237	272.0	42,799	323.3	2,901	19.8	45,700	315.6
2007/08 Ordinary	11.6.07	1.4.07 to 31.3.2010	100	752.2	45,183	340.0	–	–	48,245	360.9	48,245	333.1
Total						930.0	109,183	801.1	51,146	380.7	124,364	858.7
Tim Weller												
2006/07 Ordinary	8.9.06	1.4.06 to 31.3.09	80	676.0	47,338	320.0	50,354	380.4	3,413	23.3	53,767	371.2
2007/08 Ordinary	11.6.07	1.4.07 to 31.3.2010	100	752.5	53,157	400.0	–	–	56,760	424.5	56,760	391.9
Total						720.0	50,354	380.4	60,173	447.8	110,527	763.1
Paul Capell												
2007/08 Ordinary	11.6.07	1.4.07 to 31.3.2010	100	752.5	46,512	350.0	–	–	48,592	364.1	nil	nil
Total						350.0	–		48,592	364.1	nil	nil

Notes:

- The values shown for 1 April 2007 have been calculated using the mid-market price of a share at close of business on 30 March 2007 of 755.5 pence.
- The values shown for 31 March 2008 have been calculated using the mid-market price of an ordinary share at close of business on 31 March 2008 of 690.5 pence.
- The market price of a share at award is the mid-market price of an ordinary share at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprising the award.
- The contingent scheme interest at 1 April 2007 for the 2004/05 plan incorporates an adjustment in the number of shares in the award to take account of the second stage of the rights issue. The number of ordinary shares increased by a factor of 1.41559048 and the number of A shares reduced to zero. This reflects the position of shareholders taking up their rights and takes account of the subscription cost.
- The contingent scheme interest awarded during the year in respect of the 2006/07 plan comprises shares resulting from the notional reinvestment of notional dividend payable during the year on the number of shares subject to the award.
- The value of contingent scheme interest awarded during the year 2006/07 is the value of the notional dividends payable during the year.
- The contingent scheme interest awarded during the year in respect of the 2007/08 plan comprises the number of award shares granted, and the additional shares resulting from the notional reinvestment of notional dividend payable during the year on the number of shares subject to the award.
- The value of contingent scheme interest awarded during the year 2007/08 is the value of the initial award plus the value of notional dividends payable during the year.
- During the year 1 April 2007 to 31 March 2008 the share price ranged between 633.5 pence and 796.0 pence.
- Paul Capell's scheme interest lapsed after he ceased to be a director.

Details of executive directors' continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 10. Other than as set out below, no directors have any interests in any performance share plan.

(ii) Matching share award plan
The 2007 matching share award plan was approved at the 2007 annual general meeting and full details were disclosed in the remuneration report for 2007.

In accordance with the rules of that plan, all executive directors, except for Paul Capell, invested in shares and a conditional matched award of shares was made to them on 30 July 2007 which will transfer to them in whole or part after the end of the three-year performance period ending 31 March 2010, subject to their still being employed by the group at that date and the satisfaction of performance criteria. The number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the matched shares over the course of the three-year period. Details of their scheme interests are shown in table 11.

Chart 2 compares the group's annual TSR performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group's TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors' Remuneration Report Regulations 2002 relative to a base date of 31 March 2003.

Chart 2

Total shareholder return


Source: Thomson Financial
250
200
150
100
50
31 Mar 03
31 Mar 04
31 Mar 05
31 Mar 06
31 Mar 07
31 Mar 08
United Utilities PLC
FTSE 100 Index

Note:
- This graph shows the value of £100 invested in United Utilities compared with the value of £100 invested in the FTSE 100 Index in each case from 31 March 2003 to 31 March 2008. The other points plotted are the values at intervening financial year ends.

Share options

Grants of executive share options were made under the group share option plan 1999 up to and including 31 March 2002. From 1 April 2002, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee Save As You Earn (SAYE) scheme (ShareSave). Neither the award nor the exercise of ShareSave options is dependent upon the satisfaction of performance conditions. The last grant of options was ShareSave 2004. No director who served during the year has any SAYE options.

Table 11: Executive directors' continuing scheme interests in the matching share award plan (audited information)

				Award details		Contingent scheme interest at 1 April 2007		Contingent scheme interest awarded during the year		Contingent scheme interest at 31 March 2008	
	Award date	Performance period	Market price of a share at award price (p)	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000
Philip Green	30.7.07	1.4.07 to 31.3.10	662.0	51,624	341.7	–	–	55,123	365.5	55,123	380.6
Charlie Cornish	30.7.07	1.4.07 to 31.3.10	662.0	14,606	96.9	–	–	15,596	103.4	15,596	107.6
Tim Weller	30.7.07	1.4.07 to 31.3.10	662.0	22,015	145.7	–	–	23,507	155.9	23,507	162.3

Notes:
- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises the initial award and shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2008 has been calculated using the mid-market price of a share of 690.5 pence at close of business on 31 March 2008.

[illegible] shareholdings

	Salary £'000	Value of shareholding £'000	Value relative to salary %	Target to be achieved by
Philip Green	748.0	857.4	115	13.02.11
Charlie Cornish	362.0	104.5	29	27.01.09
Tim Weller	430.0	341.0	79	01.07.11

Note:
- The value of the shareholding is based on a share price of 699.5 pence. This is the share price averaged over the final three months of the financial year.

Executive directors' shareholdings
Executive directors are expected to build up and retain a target shareholding equal to the value of their basic salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding, which takes account of individual circumstances, and has decided not to require executives to retain a proportion of shares that vest under its incentive plans. Executive directors' interests in shares, as at 31 March 2008, are among those listed in table 16 on page 50. The value of these interests relative to their annual salaries is shown in table 12 on page 48.

Matched share investment scheme for Philip Green
Full details of the matched share investment scheme for Philip Green, introduced as part of his terms of appointment, were disclosed in the remuneration report for 2005/06. In accordance with the rules of that scheme, Philip Green invested in 100,000 shares and a conditional matched award of 100,000 shares was made to him on 16 January 2007 which will transfer to him at the end of the five-year retention period on 12 February 2011, subject to his still being employed by the group at that date. The number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the matched shares over the course of the five-year retention period.

Details of his scheme interests are shown in table 13.

Matched share investment scheme for Tim Weller
Full details of the matched share investment scheme for Tim Weller, introduced as part of his terms of appointment, were disclosed in the remuneration report for 2006/07. In accordance with the rules of that scheme, Tim Weller invested in 39,000 shares and a conditional matched award of 39,000 shares was made to him on 14 February 2007 which will transfer to him at the end of the five-year retention period on 30 June 2011, subject to his still being employed by the group at that date. The number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the matched shares over the course of the five-year retention period.

Details of his scheme interests are shown in table 14.

Share interests
Details of beneficial interests as at 31 March 2008 and as at 2 June 2008 in the company's ordinary shares and options to subscribe for shares (other than such options set out above) held by the directors and their connected persons are set out on page 50 in table 16. Except as described below and, in the case of the options granted as part of the incentive schemes of the company, as set out above, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

Pension arrangements
The company operates several pension schemes. The company has, with relevant pension scheme trustee agreement where required, made the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new legislative regime. The executive directors are all members of the United Utilities Pension Scheme (UUPS).

The remuneration committee recognises that pensions are an important but potentially costly element of remuneration. Decisions have previously been made to close entry to the defined benefit section of UUPS to newly recruited directors and other senior executives, not to introduce any new unfunded unapproved arrangements to provide pension benefits above those approved by HM Revenue & Customs and to close entry to the defined benefit executive section (which provides enhanced benefits for existing scheme members).

Table 13: Philip Green's continuing scheme interests in the matched share investment scheme (audited information)

			Award details		Contingent scheme interest at 1 April 2007		Contingent scheme interest awarded during the year		Contingent scheme interest at 31 March 2008	
Award date	Retention period	Market price of a share at award (p)	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000
16.1.07	13.2.06 to 12.2.11	761.0	100,000	761.0	106,371	804	7,212	49.1	113,583	784.3

Notes:
- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2008 has been calculated using the mid-market price of a share of 690.5 pence at close of business on 31 March 2008.

Table 14: Tim Weller's continuing scheme interests in the matched share investment scheme (audited information)

			Award details		Contingent scheme interest at 1 April 2007		Contingent scheme interest awarded during the year		Contingent scheme interest at 31 March 2008	
Award date	Retention period	Market price of a share at award (p)	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000
14.2.07	1.7.06 to 30.6.11	772.5	39,000	301.3	41,484	313.0	2,812	19.2	44,296	305.9

Notes:
- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2008 has been calculated using the mid-market price of a share of 690.5 pence at close of business on 31 March 2008.

Special long-term incentive scheme for Charlie Cornish
Full details of the special long-term incentive scheme for Charlie Cornish, introduced to facilitate his retention, were disclosed in the remuneration report for 2006/07. In accordance with the rules of that scheme, an award equal in value to his annual salary was granted to Charlie Cornish on 16 March 2007 in the form of an option over 47,027 shares. The number of shares under option is subject to the notional reinvestment of dividends payable on them during and until the date the award vests.

Details of his scheme interest are shown in table 15.

Table 15: Charlie Cornish's continuing scheme interests in his special long-term incentive scheme (audited information)

		Award details			Contingent scheme interest at 1 April 2007		Contingent scheme interest awarded during the year		Contingent scheme interest at 31 March 2008	
Award date	Retention period	Market price of a share at award (p)	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000	Number of shares	Value £'000
16.3.07	1.4.06 to 31.3.10	723.0	47,027	340.0	50,022	377.9	3,391	23.1	53,413	368.9

Notes:
- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2008 has been calculated using the mid-market price of a share of 690.5 pence at close of business on 31 March 2008.

Table 16: Details of interests in shares held by directors

	At 1 April 2007 or date of appointment if later	At 31 March 2008	At 2 June 2008
Sir Richard Evans	381	381	381
Philip Green	100,527	122,570	122,612
Dr Catherine Bell	–	–	–
Norman Broadhurst	530	530	530
Paul Capell	n/a	n/a	–
Charlie Cornish	10,383	14,943	14,985
Paul Heiden	1,852	1,852	1,852
David Jones	–	–	–
Dr John McAdam	–	–	–
Sir Peter Middleton	7,115	n/a	n/a
Andrew Pinder	6,222	6,222	6,222
Nick Salmon	1,300	1,300	1,300
Tim Weller	39,020	48,747	48,789

Notes:
- Paul Capell was appointed as a director on 1 May 2007 and resigned on 27 September 2007 but at no time held any shares in the capital of the company other than as a participant in the ShareBuy scheme; the shares from which were sold automatically under the provisions of the plan after his employment ended.
- Sir Peter Middleton retired as a director on 27 July 2007.
- Dr John McAdam was appointed as a non-executive director on 4 February 2008.
- Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust (the Trust) and is therefore treated as having an interest in the 53,601 ordinary shares held by United Utilities Employee Share Trust Limited as a trustee of the Trust as at 31 March 2008 and as at 2 June 2008.

Newly appointed executive directors may join the defined contribution section of UUPS. They may make a regular contribution of up to seven per cent of basic pay and may make additional voluntary contributions. The group contributes up to 25 per cent of basic pay.

When scheme members reach the lifetime allowance they are given the choice of continuing to accrue benefits within the pension scheme (and pay the higher tax charge for which no compensation will be paid) or be paid a cash allowance instead of accruing further pension benefits. The cash allowances are calculated as a percentage of salary and do not exceed the cost of the group's pension contributions. A cash allowance of 12 per cent is payable in lieu of the standard defined contribution rate of 14 per cent and 22 per cent in lieu of the enhanced defined contribution rate of 25 per cent. As at 31 March 2008, no executive director had taken the cash alternative.

Directors' regular contribution rates are levied on their pensionable pay, provided the amount for the year, when added to the group's contribution, does not exceed the annual allowance.

During the year the company made available the opportunity to participate in a 'salary sacrifice' arrangement to all members of the company's pension schemes. The arrangement allows pension scheme members to cease making their regular pension contributions. Their gross salary is correspondingly reduced by the value of the regular contributions they would have made to the pension scheme. For members of the defined contribution section, the group makes an additional contribution equal to the regular contribution that would have been paid by the member.

Directors' pension arrangements
Philip Green, Charlie Cornish, Tim Weller and Paul Capell were members of the defined contribution section during the year.

Prior to participating in the salary sacrifice arrangement, Philip Green's regular contribution rate was three per cent of basic salary. The company contributed six per cent of basic salary to the pension scheme and an additional 19 per cent to his private pension plan. Charlie Cornish and Tim Weller contributed seven per cent and the company contributed 25 per cent of their basic salary to the pension scheme. Paul Capell joined the company pension scheme with a contribution rate of seven per cent that was matched at three per cent by the company. An additional lump sum payment equivalent to 22 per cent was paid to his own individual pension arrangement prior to the termination of his employment. The normal pension age for a director is 65.

Directors' accrued pension benefits

During the year ended 31 March 2008, the company paid contributions totalling £203,257 (2006/07: £182,349) to the defined contribution section of the pension scheme and to a personal pension plan for Philip Green. Contributions totalling £112,907 (2006/07: £96,900) for Charlie Cornish and £136,485 (2006/07: £85,073) for Tim Weller were made to the defined contribution section of the pension scheme. Contributions of £68,092 were paid to the defined contribution section of the pension scheme and to the personal pension plan for Paul Capell. These figures include amounts of £21,777, £24,698, £29,224 and £8,166 respectively for Philip Green, Charlie Cornish, Tim Weller and Paul Capell in substitution for their regular pension scheme contributions and for which there was a corresponding reduction in the amounts shown as their gross salaries in table 3.

Contracts of service and compensation for termination

The group's policy is that the executive directors normally have one-year notice periods. The group may offer a longer notice period if it considers it necessary to recruit a new director. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. At 31 March 2008, all current executive directors had one-year notice periods.

Contracts terminate automatically upon the director reaching the age of 65 unless the group agrees that a director may continue to work after attaining that age. No special arrangements apply if there is a change of control.

As at 31 March 2008, service contracts did not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that will be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the group. Performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee and an award will not normally vest unless the termination is for a 'good leaver' reason such as retirement or because of ill health, or there are other special circumstances. Payments are then pro-rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Code and will take legal advice on the company's liability to pay compensation. The company's policy is to take a robust line on reducing compensation, and it may phase payments to reflect a departing employee's obligation to mitigate loss. The committee reviews this policy each year.

Details of executive directors' contracts as at 31 March 2008 are set out in table 17.

Table 17. Executive directors' service contracts as at 31 March 2008

	Date of contract	Unexpired term (to 65th birthday)	Notice period
Philip Green	13.02.06	12.05.18	12 months (rolling)
Tim Weller	01.07.06	08.06.28	12 months (rolling)
Charlie Cornish	05.01.04	30.11.24	12 months (rolling)

Notes:

- No explicit contractual compensation for early termination (other than payment for outstanding holidays).

Non-executive directorships

The group recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the group. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a material conflict of interest or could have a detrimental effect on a director's performance), executive directors are allowed to accept one non-executive directorship and to retain the fee. Philip Green was appointed as a non-executive director of Lloyds TSB Bank plc on 10 May 2007 and received and retained £55,598 in fees for the period to 31 December 2007. Tim Weller was appointed a non-executive director of The Carbon Trust on 19 June 2007 and received and retained £13,338 in fees for the period to 31 March 2008.

Employee share schemes

The board believes that share ownership is an effective way of strengthening employees' involvement in the development of the business and bringing together their interests and those of shareholders. It offers employees the opportunity to build up a shareholding in the company.

The main all-employee scheme is the HM Revenue & Customs approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends received from partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

Grants have in previous years also been made to employees through the SAYE share option savings scheme, ShareSave, whereby an employee is granted an option to buy shares at the end of a three-year or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term. In addition to the executive directors, a limited number of senior executives also have the opportunity to acquire shares by participating in the group's performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the company's share schemes can be found in note 26 to the accounts on page 105.

Approved by the board of directors on 2 June 2008 and signed on its behalf by

[illegible]

Remuneration committee chairman

Statement of directors' responsibilities

The directors are responsible for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union and have also elected to prepare the parent company financial statements in accordance with IFRSs as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cashflows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- select and apply accounting policies properly;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing the directors' report, directors' remuneration report and report on corporate governance that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors confirm to the best of their knowledge that:

a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group taken as a whole; and

b) the business review, which is incorporated into the directors' report, includes a fair review of the development and performance of the business taken as a whole, together with a description of the principal risks and uncertainties.

Approved by the board on 2 June 2008 and signed on its behalf by:

Sir Richard Evans	Tim Weller
Chairman	Chief financial officer

Independent auditors' report to the members of United Utilities PLC

We have audited the group and parent company financial statements (the 'financial statements') of United Utilities PLC for the year ended 31 March 2008 which comprise the consolidated income statement, the consolidated and parent company balance sheets, the consolidated and parent company statements of recognised income and expense, the consolidated and parent company cashflow statements, the accounting policies and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements. The information given in the directors' report includes that specific information presented in the chairman's and chief executive's statements and the business review that is cross-referred from the principal activities and business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2008 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 March 2008;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Manchester, United Kingdom

2 June 2008

Consolidated income statement

for the year ended 31 March

	Note	2008 £m	Re-presented 2007 £m
Continuing operations			
Revenue	1	2,362.9	1,986.7
Other income		21.3	8.9
Employee benefits expense	2	(317.5)	(254.1)
Depreciation and amortisation expense	3	(248.2)	(221.3)
Infrastructure renewals expenditure		(120.1)	(101.2)
Other operating costs	3	(1,035.2)	(776.9)
Total operating expenses		(1,699.7)	(1,344.6)
Operating profit	1,3	663.2	642.1
Investment income	4	146.7	118.3
Finance expense	5	(331.6)	(258.1)
Investment income and finance expense		(184.9)	(139.8)
Profit before taxation		478.3	502.3
Taxation	6	(62.0)	(143.9)
Profit for the year from continuing operations		416.3	358.4
Discontinued operations			
Profit for the period from discontinued operations	7	492.9	75.1
Profit for the year		909.2	433.5
Earnings per share	9		
From continuing and discontinued operations			
Basic		103.3p	49.4p
Diluted		103.2p	49.2p
From continuing operations			
Basic		47.3p	40.9p
Diluted		47.3p	40.7p

The results of United Utilities Electricity, the group's industrial liquid waste and facilities management operations and its share of results from its associate have been disclosed within discontinued operations in 2008 (see notes 1 and 7). Corresponding amounts for 2007 have also been re-presented, as required by IFRS 5, accordingly.

Balance sheets

at 31 March

	Note	Re-presented Group 2008 £m	2007 £m	Company 2008 £m	2007 £m
ASSETS					
Non-current assets					
Property, plant and equipment	10	**7,591.8**	8,894.6	**0.5**	0.6
Goodwill	11	**2.3**	5.0	**–**	–
Other intangible assets	12	**85.3**	115.5	**–**	–
Investments	13	**155.5**	202.4	**5,352.3**	5,268.3
Trade and other receivables	15	**28.2**	21.6	**–**	–
Retirement benefit surplus	19	**–**	61.3	**–**	10.1
Deferred tax asset	20	**–**	–	**4.8**	7.3
Derivative financial instruments	18	**44.3**	15.2	**–**	–
		7,907.4	9,315.6	**5,357.6**	5,286.3
Current assets					
Inventories	14	**63.3**	62.8	**–**	–
Trade and other receivables	15	**456.2**	418.2	**1,299.9**	993.6
Cash and short-term deposits	16	**1,810.5**	2,403.3	**663.8**	336.7
Derivative financial instruments	18	**99.0**	61.0	**0.9**	18.8
		2,429.0	2,945.3	**1,964.6**	1,349.1
Total assets		**10,336.4**	12,260.9	**7,322.2**	6,635.4
LIABILITIES					
Non-current liabilities					
Trade and other payables	22	**(125.5)**	(414.3)	**–**	–
Borrowings	17	**(3,788.9)**	(4,854.9)	**(521.3)**	(765.2)
Retirement benefit obligations	19	**(101.2)**	–	**(15.4)**	–
Deferred tax liabilities	20	**(1,164.0)**	(1,550.5)	**–**	–
Provisions	21	**(18.7)**	(30.4)	**(8.5)**	(12.5)
Derivative financial instruments	18	**(53.2)**	(173.5)	**(30.1)**	(100.1)
		(5,251.5)	(7,023.6)	**(575.3)**	(877.8)
Current liabilities					
Trade and other payables	22	**(771.9)**	(749.2)	**(615.6)**	(502.5)
Borrowings	17	**(878.4)**	(1,509.5)	**(856.0)**	(928.0)
Current income tax liabilities		**(66.9)**	(168.0)	**–**	–
Provisions	21	**(21.0)**	(8.5)	**(4.4)**	(2.0)
Derivative financial instruments	18	**(136.7)**	(67.3)	**(51.8)**	(7.3)
		(1,874.9)	(2,502.5)	**(1,527.8)**	(1,439.8)
Total liabilities		**(7,126.4)**	(9,526.1)	**(2,103.1)**	(2,317.6)
Total net assets		**3,210.0**	2,734.8	**5,219.1**	4,317.8
EQUITY					
Capital and reserves attributable to equity holders of the company					
Share capital	23	**881.6**	879.8	**881.6**	879.8
Share premium account	23	**1,429.3**	1,421.9	**1,429.3**	1,421.9
Revaluation reserve	23	**158.8**	158.8	**–**	–
Treasury shares	23	**(0.3)**	(0.3)	**(0.3)**	(0.3)
Cumulative exchange reserve	23	**7.6**	(4.2)	**(1.1)**	(1.7)
Other reserves	23	**58.1**	24.3	**–**	–
Retained earnings	23	**674.9**	254.5	**2,909.6**	2,018.1
Shareholders' equity		**3,210.0**	2,734.8	**5,219.1**	4,317.8

The balance sheet amounts in respect of investments, retirement benefits, deferred tax, inventories, other reserves and retained earnings have been re-presented at 31 March 2007. Refer to notes 14, 19 and 23 for details.

Approved by the board of directors on 2 June 2008 and signed on its behalf by:

Sir Richard Evans
Chairman

Tim Weller
Chief financial officer

Financial statements

Statements of recognised income and expense

for the year ended 31 March

		Group		Company	
	Note	2008 £m	2007 £m	2008 £m	2007 £m
Actuarial (losses)/gains on defined benefit pension schemes	19,23	**(126.4)**	46.5	**(30.6)**	(21.4)
Revaluation of investments	13,23	**34.9**	8.9	**-**	-
Fair value (losses)/gains on cashflow hedges	23	**(1.5)**	2.8	**-**	-
Foreign exchange adjustments	23	**11.8**	(6.4)	**0.6**	(6.9)
Tax on items taken directly to equity	23	**35.8**	(14.8)	**8.6**	6.4
Net (expense)/income recognised directly in equity		**(45.4)**	37.0	**(21.4)**	(21.9)
Profit/(loss) for the year		**909.2**	433.5	**1,311.3**	(106.7)
Total recognised income and expense for the year		**863.8**	470.5	**1,289.9**	(128.6)

Cashflow statements

for the year ended 31 March

	Note	2008 £m	Re-presented Group 2007 £m	2008 £m	Company 2007 £m
Operating activities					
Cash generated from operations	28	876.9	810.8	1,293.2	62.2
Interest paid		(299.9)	(341.8)	(62.2)	(81.2)
Interest received and similar income		119.1	99.8	12.6	13.6
Tax paid		(98.6)	(17.8)	(133.7)	(30.6)
Net cash generated from/(used in) operating activities (continuing operations)		597.5	551.0	1,109.9	(36.0)
Net cash generated from operating activities (discontinued operations)	28	99.5	204.3	–	–
		697.0	755.3	1,109.9	(36.0)
Investing activities					
Disposal of investments	13	0.6	–	–	–
Disposal of associated company	7	75.8	–	75.8	–
Disposal of subsidiaries	7,28	1,152.7	206.4	–	227.6
Net cash outflow from group reorganisation		(15.0)	–	–	–
Purchase of property, plant and equipment		(644.5)	(548.5)	–	–
Purchase of other intangible assets		(25.3)	(5.0)	–	–
Proceeds from sale of property, plant and equipment		15.0	27.0	–	–
Net cash generated from/(used in) investing activities (continuing operations)		559.3	(320.1)	75.8	227.6
Net cash used in investing activities (discontinued operations)		(161.0)	(125.1)	–	–
		398.3	(445.2)	75.8	227.6
Financing activities					
Proceeds from issue of ordinary shares	23	9.2	18.5	9.2	18.5
Cash (used in)/proceeds from structured financing		(170.1)	81.4	–	–
Proceeds from borrowings		1,068.9	1,600.8	805.3	629.9
Repayment of borrowings		(2,297.2)	(821.0)	(1,272.7)	(236.4)
Dividends paid to equity holders of the company		(400.4)	(387.3)	(400.4)	(387.3)
Dividends received from discontinued operations		100.0	36.0	–	–
Net cash (used in)/generated from financing activities (continuing operations)		(1,689.6)	528.4	(858.6)	24.7
Net cash (used in)/generated from financing activities (discontinued operations)		(190.1)	51.9	–	–
		(1,879.7)	580.3	(858.6)	24.7
Effects of exchange rate changes (continuing operations)		148.9	6.4	–	–
Net (decrease)/increase in cash and cash equivalents (continuing operations)		(383.9)	765.7	327.1	216.3
Net (decrease)/increase in cash and cash equivalents (discontinued operations)		(251.6)	131.1	–	–
		(635.5)	896.8	327.1	216.3
Cash and cash equivalents at beginning of the year	16	2,340.7	1,443.9	336.7	120.4
Cash and cash equivalents at end of the year	16	1,705.2	2,340.7	663.8	336.7

Financial statements

Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

a) Basis of preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU), including International Accounting Standards (IAS) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments.

The preparation of financial statements, in conformity with generally accepted accounting principles (GAAP) under IFRS, requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting periods presented. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from these estimates.

IFRS 7 'Financial Instruments: Disclosures', the Amendment to IAS 1 'Presentation of Financial Statements: Capital Disclosures' and IFRIC 11 'IFRS 2: Group and Treasury Share Transactions' have been adopted in the year.

The 2007 comparatives have been re-presented to reflect the following:

- re-presentation of the group's 2007 results to reflect the results of United Utilities Electricity, its industrial liquid waste and facilities management operations and its associate as discontinued operations (see notes 1 and 7);
- re-presentation of inventories to reflect properties previously held as current asset investments reclassified to inventories (see note 14);
- re-presentation of shareholders' equity to incorporate a category for other reserves to include revaluation of investments and fair value gains/(losses) on cashflow hedges and the associated tax on these items (see note 23); and
- adjustment for retirement benefits to reflect the group's participation in the Northern Gas Networks Pension Scheme. The group recorded a related deferred tax asset and investment offsetting the impact on net assets at 31 March 2007 to £nil (see note 19).

Operating profit
Operating profit is stated after charging operating expenses but before investment income and finance expense.

b) Basis of consolidation
The group financial statements consolidate the financial statements of the company and entities controlled by the company (its subsidiaries), made up to 31 March each year, and incorporate the results of its share of jointly controlled entities using proportionate consolidation.

The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the consolidated income statement from the date control is obtained or until the date that control ceases, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used under the relevant local GAAP into line with those used by the group.

Subsidiaries
Control is achieved where the company has the power to govern the financial and operating policies, generally accompanied by a shareholding of more than one half of the voting rights, of an investee entity so as to obtain benefits from its activities.

In the parent company accounts, investments are held at cost less, where appropriate, provision for impairment.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associates
An associate is an entity over which the group, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method. Losses of an associate in excess of the group's interest in the associate are not recognised, except to the extent that the group has incurred obligations in respect of the associate. Unrealised profits and losses recognised by the group on transactions with an associate are eliminated to the extent of the group's interest in the associate concerned.

Joint ventures
Joint ventures are entities in which the group holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. The group's share of joint venture income, expenses, assets, liabilities and cashflows are included in the consolidated financial statements on a proportionate consolidation basis using the same accounting methods as adopted for subsidiaries.

c) Non-current assets held for sale
Non-current assets (and disposal groups comprising assets held for sale and the associated liabilities) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

d) Intangible assets
Goodwill
Goodwill arising on consolidation is recognised as an asset.

Following initial recognition, goodwill is subject to impairment reviews, at least annually, and measured at initial value less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Other intangible assets
Other intangible assets are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives. Carrying amount is reduced by any provision for impairment where necessary.

On a business combination, as well as recording separable intangible assets already recognised in the balance sheet of the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the acquisition balance sheet at fair value.

Internal expenditure is capitalised as internally generated intangibles only if it meets the criteria of IAS 38 'Intangible Assets'.

Amortisation periods for categories of intangible assets are:

- Computer software 3-10 years; and
- Other intangible assets 2-20 years.

e) Property, plant and equipment
Property, plant and equipment comprises infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties and overground plant and equipment).

Water and wastewater infrastructure assets
Infrastructure assets comprise a network of water and wastewater systems. Expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Infrastructure assets are depreciated by writing off their deemed cost, less the estimated residual value, evenly over their useful lives, which range from 15 to 300 years.

Employee costs incurred in implementing the capital schemes of the group are capitalised within infrastructure assets.

Other assets
All other property, plant and equipment is stated at historical cost less accumulated depreciation.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Freehold land and assets in the course of construction are not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated useful lives, based on management's judgement and experience, which are principally as follows:

- Buildings 30-60 years;
- Operational assets 5-80 years; and
- Fixtures, fittings, tools and equipment 3-40 years.

Depreciation methods, residual values and useful lives are reassessed annually and, if necessary, changes are accounted for prospectively.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

f) Impairment of tangible and intangible assets excluding goodwill
Intangible assets with definite useful lives and property, plant and equipment are reviewed for impairment at each reporting date to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cashflows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. Value in use represents the net present value of expected future cashflows, discounted on a pre-tax basis, using a rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cashflows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. Impairment losses in respect of non-current assets are recognised in the income statement within operating costs.

Where an impairment loss subsequently reverses, the reversal is recognised in the income statement and the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not so as to exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years.

g) Financial instruments
Financial assets and financial liabilities are recognised and derecognised on the group's balance sheet on the trade date when the group becomes a party to the contractual provisions of the instrument.

Cash and short-term deposits
Cash and short-term deposits include cash at bank and in-hand, deposits and other short-term highly liquid investments which are readily convertible into known amounts of cash, have a maturity of three months or less from the date of acquisition and which are subject to an insignificant risk of change in value. In the consolidated cashflow statement and related notes, cash and cash equivalents include cash and short-term deposits, net of bank overdrafts.

Financial investments
Investments (other than interests in associates, subsidiaries, joint ventures and fixed deposits) are initially measured at fair value, including transaction costs. Investments are classified as available-for-sale in accordance with IAS 39 'Financial Instruments Recognition and Measurement' and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost, less any impairment for irrecoverable amounts. Estimated irrecoverable amounts are based on historical experience of the receivables balance.

Trade payables
Trade payables are initially measured at fair value and are subsequently measured at amortised cost.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Equity instruments
Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Bank borrowings
Interest-bearing bank loans and overdrafts are usually recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. In some cases, borrowings are designated at fair value through profit or loss.

Financial liabilities designated at fair value through profit or loss
Borrowings are designated at fair value through profit or loss at inception where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. The otherwise inconsistent accounting treatment that would have resulted allows the group to satisfy the criteria for this designation. Financial liabilities at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised incorporates any interest paid on the financial liability. The treatment of financial liabilities designated at fair value through profit or loss is consistent with the group's documented risk management strategy. Where applicable, hedge accounting will be applied.

Derivative financial instruments and hedge accounting
Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into cross-currency swaps to manage its exposure to fluctuations in foreign exchange rates. The group does not use derivative financial instruments for speculative purposes.

All financial derivatives are recognised in the balance sheet at fair value. Changes in the fair value of all derivative financial instruments are recognised in the income statement within finance expense as they arise, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

Fair value hedges
For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the derivative are recognised in profit or loss.

Where changes in the fair value of a derivative differ from changes in the fair value of the hedged item attributable to the risks being hedged, the hedge ineffectiveness is recorded in the income statement within finance expense.

Hedge accounting is discontinued prospectively when the hedging instrument is sold, terminated or exercised, where the hedge relationship no longer meets the criteria for hedge accounting in accordance with IAS 39, or where the hedge designation is revoked. Any adjustment that has been recognised to the hedged item, for which the effective interest rate is used, is amortised to the income statement and is based on the recalculated effective interest rate at the time at which amortisation commences.

Cashflow hedges
Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cashflows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedge designation is revoked, or the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Net investment hedges
Exchange differences arising from the translation of net investments in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include foreign currency forward contracts) designated as hedges of net investments in foreign operations are recognised in equity to the extent that the hedging relationships are effective. These amounts are included in foreign exchange adjustments within the statement of recognised income and expense. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the exchange reserve are included in the income statement when the foreign operations are disposed of.

h) Foreign currency translation

Transactions and balances
Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period. Exchange differences arising on investments in equity instruments classified as available for sale are included in the gains or losses arising from changes in fair value which are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into forward contracts, options and other derivative instruments (see derivative financial instruments and hedge accounting in note g).

Group companies
On consolidation, the balance sheets of overseas subsidiaries and joint ventures (none of which has the currency of a hyperinflationary economy) are translated into sterling at exchange rates applicable at the balance sheet date. The income statements are translated into sterling using the average rate unless exchange rates fluctuate significantly in which case the exchange rate at the date the transaction occurred is used. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the period, together with the differences between income statements translated at average rates and rates ruling at the period end, are dealt with as movements on the group's cumulative exchange reserve, a separate component of equity. Such translation

differences are recognised as income or expense in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of implementation of IFRS 3 'Business Combinations' (1 April 1999) as sterling denominated assets and liabilities.

i) Borrowing costs and finance income

All borrowing costs and finance income that are not directly attributable to the acquisition, issue or disposal of a financial asset or financial liability are recognised in the income statement in the period in which they are accrued.

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are included in the initial fair value of that instrument.

j) Long-term contract accounting

Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

k) Taxation

The taxation expense represents the sum of current taxation and deferred taxation.

Current taxation

Current taxation, including UK corporation tax and foreign tax, is based on the taxable profit for the period and is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Taxable profit differs from the net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred taxation

Deferred taxation is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred taxation liabilities are provided, using the liability method, on all taxable temporary differences at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation is measured at the average tax rates that are expected to apply in the periods in which the temporary timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred taxation is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred taxation is also dealt with in equity.

l) Employee benefits

Retirement benefit obligations

The group operates a number of defined benefit pension schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the pension scheme trustees using the projected unit credit method at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as a surplus or obligation in the balance sheet.

The cost of providing pension benefits to employees relating to the current year's service is included within the income statement within employee costs. The difference between the expected return on scheme assets and interest on scheme liabilities is included within the income statement within investment income.

All actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

In addition, the group also operates defined contribution pension schemes. Payments are charged as employee costs as they fall due. The group has no further payment obligations once the contributions have been paid.

Share-based compensation arrangements

The group operates equity-settled, share-based compensation plans. In accordance with the transitional provisions, IFRS 2 'Share-based Payments' has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 April 2004.

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. Fair value is based on both simulation and binomial models, according to the relevant measures of performance.

At each balance sheet date, the group revises its estimate of the number of options that are expected to become exercisable with the impact of any revision being recognised in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of

any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

m) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations that does not contribute to current or future earnings is expensed. Liabilities for environmental remediation costs are recognised when there is a legal or constructive obligation, environmental assessments indicate that clean up is probable, and the associated costs can be reliably estimated.

n) Revenue recognition
Revenue represents the fair value of the income receivable in the ordinary course of business for goods and services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the period end, exclusive of value added tax and foreign sales tax.

The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should the group consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned or collectibility is reasonably assured. Payments received in advance of revenue recognition are recorded as deferred income.

o) Grants and contributions
Grants and contributions receivable in respect of property, plant and equipment are treated as deferred income, which is credited to the income statement over the estimated economic lives of the related assets.

p) Leases
Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance leases
Finance leases are capitalised in the consolidated balance sheet at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is shown as a finance lease obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest nature, the finance element is written off to the income statement so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the income statement reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating leases
Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

q) Inventories
Inventories are stated at cost less any provision necessary to recognise damage and obsolescence. Finished goods and goods for resale are stated at the lower of cost; comprising, where applicable, direct materials, direct labour costs and appropriate overheads incurred in bringing them to their present location and condition, and net realisable value.

Properties held for resale are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites.

Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

r) Critical accounting judgements and key sources of estimation uncertainty
In the process of applying the group's accounting policies, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The following paragraphs detail the estimates and judgements the group believes to have the most significant impact on the annual results under IFRS.

Carrying value of property, plant and equipment
The estimated useful economic lives of property, plant and equipment (PPE) are based on management's judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically few changes to estimated useful lives have been required.

The group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management's judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash generating units under review.

Revenue recognition
The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should the group consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned or collectibility is reasonably assured. Payments received in advance of revenue recognition are recorded as deferred income.

United Utilities Water PLC raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historical data, judgement and assumptions; actual results could differ from these estimates, which would

result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity's distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historical data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group's other businesses, revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when recoverability is reasonably assured. In general:

- variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
- performance incentives are recognised in revenue only to the extent that it is probable that the related economic benefits will flow to the group; and
- revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue.

A breakdown of revenues by segment is contained in note 1 to the consolidated financial statements.

Provision for doubtful receivables
At each balance sheet date, the company and each of its subsidiaries evaluate the recoverability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, customer category and consideration of actual collection history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively.

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. A provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed in note 29, unless the possibility of transferring economic benefits is remote.

Retirement benefits
The group operates a number of defined benefit schemes, one of which has a defined contribution section, which are independent of the group's finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. The pension cost under IAS 19 'Employee Benefits' is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19. Profit before taxation and net assets are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes' assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

Derivatives and borrowings
The group's default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet.

Therefore, where feasible, the group has taken advantage of the various provisions under IAS 39 to designate borrowings at fair value through the income statement or equity to reduce this volatility and better represent the economic hedges that exist between the group's borrowings and related derivative contracts.

In order to apply hedge accounting, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity. The group applies the fair value through profit or loss option where the complexity of the swaps means that they are disallowed from being accounted for in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. This area is considered to be of significance due to the magnitude of the group's level of borrowings.

Designated borrowings and derivatives valued at fair value are valued using a discounted cash flow valuation model. This model calculates the zero coupon curves for each currency as at the balance sheet date and uses these to determine future floating cashflows. Future fixed and floating cashflows are discounted using discount factors derived from the same zero coupon curves.

The valuation of debt designated as being within a fair value hedged relationship is calculated based upon the risk being hedged in line with IAS 39. The group looks to hedge cashflows which represents its floating rate exposure, and it is this portion which is used in the valuation model.

The valuation of debt designated at fair value through the profit or loss incorporates an assumed credit spread in the discount factor. Credit spreads are determined based upon indicative pricing data.

Cashflows denominated in foreign currencies are determined and discounted back based upon the zero coupon curve for that currency and then converted into sterling at the spot exchange rate observed at the balance sheet date.

Taxation
Assessing the outcome of uncertain tax positions requires judgements to be made regarding the result of negotiations with, and enquiries from, tax authorities in a number of jurisdictions.

s) Recently issued accounting pronouncements

International Financial Reporting Standards

At the date of authorisation of these financial statements, the following relevant standards and interpretations were in issue but not yet effective. The directors anticipate that the group will adopt these standards and interpretations on their effective dates.

The directors anticipate that the adoption of the following standards and interpretations will have a material impact on the group's financial statements:

- IAS 23 Amendment – 'Borrowing Costs'. On 29 March 2007, the International Accounting Standards Board (IASB) issued a revised IAS 23 'Borrowing Costs'. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to prepare for use or sale. The revised standard is effective for periods commencing on or after 1 January 2009. The group is, therefore, required to capitalise borrowing costs as part of the cost of qualifying assets from 1 April 2009. This amendment has not yet been endorsed by the EU.
- IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction'. On 5 July 2007, the IASB issued IFRIC 14, IAS 19, which provides clarification and guidance on determining the amount of surplus that can be recognised on the balance sheet in relation to a retirement benefit plan. This interpretation is effective for periods commencing on or after 1 January 2008. This interpretation will impact the amount that the group can recognise as a surplus in respect of its post-retirement defined benefit plans. This interpretation has not yet been endorsed by the EU.
- IFRS 3 'Business Combinations', issued in January 2008, is effective for periods commencing on or after 1 July 2009. This has not yet been adopted by the EU.

The directors anticipate that the adoption of the following standards and interpretations will have no material impact on the group's financial statements:

- IAS 32 'Financial Instruments: Presentation' and IAS 1 'Presentation of Financial Statements – Amendments', are effective for periods commencing on or after 1 January 2009. The latter has not yet been adopted by the EU.
- IFRS 8 'Operating Segments', issued in November 2006, is effective for periods commencing on or after 1 January 2009.
- IFRIC 12 'Service Concession Arrangements', issued in November 2006, is effective for periods commencing on or after 1 January 2008.
- IFRIC 13 'Customer Loyalty Programmes'.

Interpretations in issue but not considered relevant to the activities of the group are as follows:

- IFRIC 1 'Changes in Existing Decommissioning, Restoration and Similar Liabilities'.
- IFRIC 2 'Members' Shares in Cooperative Entities and Similar Instruments'.
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'.
- IFRIC 6 'Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment'.
- IFRIC 7 'Applying the Re-statement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies'.

1 Segment reporting

The group's revenue predominantly arises from the provision of services.

For management purposes, the group is organised into two principal operating divisions, being regulated and non-regulated activities. These divisions form the basis on which the primary segment information is reported.

The regulated activities segment (formerly described as United Utilities North West) previously included the results of United Utilities Electricity (UUE). Following the sale of UUE, which principally comprised the group's electricity distribution assets, on 19 December 2007, the results of this business are treated as discontinued and are not included in the continuing operations regulated activities segment (see note 7). The regulated segment therefore only includes the regulated results of United Utilities Water PLC.

The non-regulated activities segment (formerly described as United Utilities Contract Solutions) previously included the contribution from the group's industrial liquid waste and facilities management operations. Following the sale of these operations on 26 October 2007 and 22 February 2008 respectively, these non-regulated activities are also treated as discontinued (see note 7). The non-regulated continuing operations segment therefore relates to the group's utility outsourcing contracts in the United Kingdom and overseas.

In April 2007, the operations and maintenance of UUE's assets was outsourced under an Asset Services Agreement to United Utilities Electricity Services Limited (UUES), a newly incorporated group company. UUES' results from this date are reported within continuing operations as part of the non-regulated activities segment. The results of UUE, including those for the year ended 31 March 2007, when UUE operated its own assets, have been reported in full as discontinued.

In addition, the other activities segment previously included some residual activities associated with UUE, but not related to regulated electricity distribution. These residual activities were sold, along with UUE, and hence have been treated as discontinued and are no longer included in the continuing operations other activities segment. The other activities segment therefore includes the results of United Utilities Property Solutions Limited, the parent company and other group holding companies.

Trading between segments is carried out on an arm's-length basis and transactions are priced accordingly. External market prices are used where available; where not available, margins generated are compared to those generated from external sales and adjusted where necessary.

Year ended 31 March 2008	Regulated £m	Non-regulated £m	Other activities £m	Group £m
Continuing operations				
Total revenue	1,416.3	949.2	41.3	2,406.8
Inter-segment revenue	(2.1)	(33.2)	(8.6)	(43.9)
External revenue	1,414.2	916.0	32.7	2,362.9
Segmental operating profit	611.6	50.6	1.0	663.2
Investment income				146.7
Finance expense				(331.6)
Profit before taxation				478.3
Taxation				(62.0)
Profit for the year from continuing operations				416.3

Year ended 31 March 2007 re-presented	Regulated £m	Non-regulated £m	Other activities £m	Group £m
Continuing operations				
Total revenue	1,320.8	729.2	53.0	2,103.0
Inter-segment revenue	(6.5)	(101.6)	(8.2)	(116.3)
External revenue	1,314.3	627.6	44.8	1,986.7
Segmental operating profit/(loss)	581.0	62.6	(1.5)	642.1
Investment income				118.3
Finance expense				(258.1)
Profit before taxation				502.3
Taxation				(143.9)
Profit for the year from continuing operations				358.4

1 Segment reporting continued

Year ended 31 March 2008	Regulated £m	Non-regulated £m	Telecoms £m	Group £m
Discontinued operations				
Total revenue	223.7	11.0	–	234.7
Inter-segment revenue	–	21.6	–	21.6
External revenue	223.7	32.6	–	256.3
Segmental operating profit	153.3	0.7	4.5	158.5

Year ended 31 March 2007	Regulated £m	Non-regulated £m	Vertex £m	Other activities £m	Group £m
Discontinued operations					
Total revenue	315.4	20.9	303.4	–	639.7
Inter-segment revenue	–	38.4	89.5	–	127.9
External revenue	315.4	59.3	392.9	–	767.6
Segmental operating profit	169.1	6.5	15.0	9.8	200.4

Year ended 31 March 2008	Regulated £m	Non-regulated £m	Other activities £m	Discontinued operations £m	Unallocated £m	Group £m
Other information						
Capital additions	706.0	61.6	0.1	166.8	–	934.5
Depreciation and amortisation	222.9	24.9	0.4	–*	–	248.2
Balance sheet						
Segment assets	7,752.8	695.6	73.6	–	1,814.4	10,336.4
Segment liabilities	(593.3)	(310.6)	(113.7)	–	(6,108.8)	(7,126.4)

Year ended 31 March 2007 re-presented	Regulated £m	Non-regulated £m	Other activities £m	Discontinued operations £m	Unallocated £m	Group £m
Other information						
Capital additions	469.2	41.0	1.9	200.8	–	712.9
Depreciation and amortisation	195.5	24.3	1.5	–*	–	221.3
Balance sheet						
Segment assets	7,210.3	550.8	99.4	1,953.6	2,446.8	12,260.9
Segment liabilities	(438.1)	(190.0)	(45.5)	(429.2)	(8,423.3)	(9,526.1)

* Depreciation and amortisation in respect of the group's discontinued operations is disclosed in note 7.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest bearing cash and borrowings and taxation related assets and liabilities.

Of the group's consolidated revenue and net assets for continuing operations, greater than 90 per cent of revenue is derived from customers located in the United Kingdom and greater than 90 per cent of the net assets are located in the United Kingdom, for both of the years ended 31 March 2008 and 31 March 2007 and, hence, no geographical analysis is presented.

2 Directors and employees

Directors' remuneration

	2008 £m	2007 £m
Fees to non-executive directors	0.6	0.6
Salaries	1.6	2.0
Benefits	0.4	1.1
Bonus	1.4	1.3
Share-based payments	–	0.6
	4.0	5.6

Benefits of £0.4 million (2007: £1.1 million) include £0.3 million (2007: £0.7 million) in respect of compensation for loss of office.

Further information about the remuneration of individual directors and details of their pension arrangements is provided in the directors' remuneration report on pages 41 to 51.

Remuneration of key management personnel

	2008 £m	2007 £m
Salaries and short-term employee benefits	**5.6**	6.1
Post-employment benefits	**0.6**	0.3
Share-based payments	**0.1**	0.9
	6.3	7.3

Key management personnel comprises all directors and certain senior managers who are members of the executive leadership team.

Employee benefits expense (including directors)

	Group	Re-presented Group	Company	Company
	2008 £m	2007 £m	2008 £m	2007 £m
Continuing operations				
Wages and salaries	**308.9**	238.1	**16.2**	12.1
Social security costs	**24.7**	19.8	**1.9**	1.3
Post-employment benefits	**48.1**	52.1	**1.8**	1.9
	381.7	310.0	**19.9**	15.3
Capital schemes and charges against provisions	**(64.2)**	(55.9)	**–**	–
Employee benefits expense attributable to continuing operations	**317.5**	254.1	**19.9**	15.3
Discontinued operations				
Wages and salaries	**10.2**	233.0	**–**	–
Social security costs	**0.8**	20.9	**–**	–
Post-employment benefits	**7.0**	17.8	**–**	–
	18.0	271.7	**–**	–
Capital schemes and charges against provisions	**(1.9)**	(43.8)	**–**	–
Employee benefits expense attributable to discontinued operations	**16.1**	227.9	**–**	–
	333.6	482.0	**19.9**	15.3
Less: employee benefits expense attributable to joint ventures	**(7.1)**	(4.7)	**–**	–
Total employee benefits expense	**326.5**	477.3	**19.9**	15.3

Average number of employees during the year (full time equivalent including directors)

	2008 number	Re-presented 2007 number
Continuing operations		
Regulated activities	**3,888**	3,633
Non-regulated activities	**4,517**	3,201
Other activities	**268**	221
	8,673	7,055
Discontinued operations		
United Utilities Electricity	**57**	1,198
Industrial liquid waste	**34**	162
Facilities management	**145**	176
Vertex	**–**	8,277
	8,909	16,868

The 2008 United Utilities Electricity employee benefit expense and related average number of employees relates to the employees who did not transfer as operational staff to the group's non-regulated segment to deliver the operations and maintenance contract retained by the group.

The average number of employees during the year employed by the company was 198 (2007: 133).

Financial statements

2 Directors and employees continued

The table below shows the nature of post-employment benefits:

	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
						Group
			2008			2007
	£m	£m	£m	£m	£m	£m
Defined benefit pension expense charged to operating profit (see note 19)	44.1	6.3	50.4	36.5	12.0	48.5
Contributions to defined contribution pension schemes (see note 19)	4.0	0.7	4.7	15.6	5.8	21.4
	48.1	7.0	55.1	52.1	17.8	69.9

		Company
	2008 £m	2007 £m
Defined benefit pension expense charged to operating profit (see note 19)	0.8	1.6
Contributions to defined contribution pension schemes (see note 19)	1.0	0.3
	1.8	1.9

3 Operating profit

The following items have been (credited)/charged to the income statement in arriving at the group's operating profit from continuing operations and the profit from discontinued operations:

Re-presented	Continuing operations		Discontinued operations		Total	Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Other income includes:						
(Profit)/loss on disposal of property, plant and equipment	(5.7)	(3.4)	2.5	(2.4)	(3.2)	(5.8)
Employee benefits expense						
Employee costs (see note 2)	317.5	254.1	16.1	227.9	333.6	482.0
Depreciation and amortisation expense						
Depreciation of property, plant and equipment:						
Owned assets (see note 10)	224.3	211.9	9.7	67.9	234.0	279.8
Under finance leases (see note 10)	1.7	1.9	–	0.1	1.7	2.0
Amortisation of other intangible assets (see note 12)	22.2	7.5	0.6	13.4	22.8	20.9
	248.2	221.3	10.3	81.4	258.5	302.7
Other operating costs						
Hired and contracted services	445.0	341.9	12.6	128.2	457.6	470.1
Materials	119.8	131.8	0.9	23.8	120.7	155.6
Power	65.5	69.2	1.0	4.2	66.5	73.4
Property rates	61.2	56.2	11.7	21.0	72.9	77.2
Charge for bad and doubtful receivables (see note 15)	55.8	39.9	0.2	(0.5)	56.0	39.4
Other operating leases payable:						
Property	2.9	3.2	0.1	7.2	3.0	10.4
Plant and equipment	1.8	1.0	–	0.7	1.8	1.7
Amortisation of government grants (see note 22)	(6.2)	(5.8)	(6.4)	(8.2)	(12.6)	(14.0)
Research and development expenses	1.2	1.1	0.5	1.3	1.7	2.4
Other	288.2	138.4	52.6	56.1	340.8	194.5
	1,035.2	776.9	73.2	233.8	1,108.4	1,010.7

During the year, the group obtained the following services from its auditors, at the costs detailed below:

	2008 £m	Re-presented 2007 £m
Statutory audit of the financial statements	0.5	0.6
Other fees to the auditors:		
Local statutory audits for subsidiaries	0.4	0.5
Other audit related	0.1	–
Regulatory reporting – other	0.2	0.2
Regulatory reporting – Sarbanes Oxley preparation	–	2.3
Tax advisory services	–	0.1
Due diligence and transaction support	3.6	0.9
	4.8	4.6

Included in the above statutory audit fee is £50,000 (2007: £50,000) in relation to the company.

4 Investment income

	2008 £m	Re-presented 2007 £m
Interest receivable on short-term bank deposits held at amortised cost	67.8	69.8
Foreign exchange gains on forward contracts	55.4	30.9
	123.2	100.7
Expected return on pension schemes' assets (see note 19)	128.6	92.5
Interest cost on pension schemes' obligations (see note 19)	(105.1)	(74.9)
Net pension interest income	23.5	17.6
	146.7	118.3

5 Finance expense

	2008 £m	Re-presented 2007 £m
Interest payable		
Interest payable on borrowings held at amortised cost	285.7	281.2
Interest payable on finance leases	3.2	2.9
	288.9	284.1
Fair value losses/(gains)[1]		
Fair value hedge relationships:		
Borrowings	177.8	(172.2)
Designated swaps	(109.6)	150.3
	68.2	(21.9)
Held for trading derivatives – economic hedge	(78.1)	27.8
	(9.9)	5.9
Financial instruments at fair value through profit or loss:		
Borrowings designated at fair value through profit or loss[2]	(5.7)	(28.0)
Held for trading derivatives – economic hedge	(26.3)	30.1
	(32.0)	2.1
Held for trading derivatives – 2005-2010 regulatory hedges	24.5	(88.7)
Net payments on swaps and debt under fair value option	49.5	55.4
Held for trading derivatives – other[3]	11.2	(2.4)
Other	(0.6)	1.7
	84.6	(34.0)
Net fair value losses/(gains)[4]	42.7	(26.0)
	331.6	258.1

Notes:
(1) Fair value losses/(gains) includes foreign exchange losses of £153.6 million (2007: £119.3 million gains), excluding those on instruments measured at fair value through profit or loss.
(2) Includes £28.2 million gain (2007: £6.0 million loss) on the valuation of debt reported at fair value through profit or loss due to changes in credit spread assumptions.
(3) Includes fair value movements in relation to the expired THUS Group plc option, joint venture swaps and other economic hedge derivatives relating to debt held at amortised cost.
(4) Includes £41.7 million (2007: £57.3 million) interest on swaps and debt under fair value option.

6 Taxation

Continuing operations	2008 £m	Re-presented 2007 £m
Current taxation:		
UK corporation tax	108.9	84.6
Foreign tax	2.7	3.1
Prior year adjustments	(23.0)	(34.1)
	88.6	53.6
Deferred taxation (see note 20):		
Current year	37.5	73.0
Prior year adjustments	17.6	17.3
Change in taxation rate	(81.7)	–
	(26.6)	90.3
Total tax charge for the year	62.0	143.9

Discontinued operations	2008 £m	2007 £m
Current taxation:		
UK corporation tax	28.4	35.6
Foreign tax	–	1.3
Prior year adjustments	(0.1)	(16.8)
	28.3	20.1
Deferred taxation (see note 20):		
Current year	12.4	15.7
Prior year adjustments	(4.6)	3.4
Change in taxation rate	(21.7)	–
	(13.9)	19.1
Total tax charge for the year	14.4	39.2

The tables below reconcile the notional tax charge at the UK corporation tax rate to the effective tax rate for the year:

Continuing operations	2008 £m	2008 %	2007 £m	Re-presented 2007 %
Profit before taxation	478.3		502.3	
Tax at the UK corporation tax rate of 30 per cent (2007: 30 per cent)	143.5	30.0	150.7	30.0
Adjustments in respect of prior periods	(5.4)	(1.1)	(16.8)	(3.3)
Change in taxation rate	(81.7)	(17.1)	–	–
Net expense not deductible	5.6	1.2	10.0	1.9
Total tax charge and effective tax rate for the year	62.0	13.0	143.9	28.6

A tax credit of £5.4 million (2007: £16.8 million) arose in the year in relation to prior year tax returns.

Discontinued operations	2008 £m	2008 %	2007 £m	2007 %
Profit before taxation	141.9		192.9	
Adjustment for share of results of associated company	–		(18.7)	
	141.9		174.2	
Tax at the UK corporation tax rate of 30 per cent (2007: 30 per cent)	42.6	30.0	52.3	30.0
Adjustments in respect of prior periods	(4.7)	(3.3)	(13.4)	(7.7)
Change in taxation rate	(21.7)	(15.3)	–	–
Net income not taxable	(1.8)	(1.3)	(1.6)	(0.9)
Total tax charge and effective tax rate for the year on trading profit	14.4	10.1	37.3	21.4
Tax on profit/(loss) on disposal of discontinued operations	–		1.9	
	14.4		39.2	

The deferred tax credit arising in the year due to the change in taxation rate is due to the reduction in the mainstream corporation tax rate from 30 per cent to 28 per cent from 1 April 2008.

7 Discontinued operations

In line with its declared strategy of concentrating on its core skills of managing water, wastewater, electricity and gas networks, the group completed the disposal of UUE to North West Electricity Networks Limited on 19 December 2007 for a total enterprise value of £1,782 million.

The group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to the United Kingdom utility outsourcing market, United Utilities is currently focusing business development resources on specific opportunities in the United Kingdom municipal solid waste treatment market, Australia and the fast-developing Gulf region. In line with this strategy, the group sold its industrial liquid waste and facilities management operations and made its final exit from the telecoms sector during the year. On 26 October 2007, the group sold its industrial liquid waste operations to Group Tradebe for consideration of £3.7 million and on 22 February 2008, the group completed the sale of its facilities management operations to Europa Facility Holdings Limited for consideration of £9.0 million.

The results of UUE, the group's industrial liquid waste and facilities management operations and its share of results from its associate have been disclosed, along with the profit/(loss) on disposal, as discontinued operations in the group's financial statements. The detailed trading results and the profit/(loss) on disposal of each discontinued operation are shown below. Cashflows in relation to discontinued operations are separately disclosed in the group's cashflow statement.

Revenue from the discontinued operations was derived principally from customers located in the United Kingdom, the related net assets are also primarily located in the United Kingdom.

There is no tax charged on the profits resulting from the disposal of the discontinued operations during the year ended 31 March 2008 as these were tax exempt sales of shares.

	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
United Utilities Electricity	**493.0**	118.5
Industrial liquid waste	**(5.0)**	1.7
Facilities management	**10.4**	3.4
Telecoms (including loss on disposal of THUS Group plc shares of £10.0 million)	**(5.5)**	18.7
Vertex	**–**	(67.2)
Profit for the year from discontinued operations	**492.9**	75.1

United Utilities Electricity *Discontinued operations*	**Period ended 19 December 2007 £m**	Year ended 31 March 2007 £m
Total external revenue	**223.7**	315.4
Depreciation and amortisation	**(10.0)**	(64.2)
Other operating expenses	**(60.4)**	(72.3)
Operating profit	**153.3**	178.9
Investment income and finance expense	**(17.1)**	(31.2)
Profit before taxation	**136.2**	147.7
Taxation on profit	**(14.4)**	(29.2)
Profit for the period/year from discontinued operations	**121.8**	118.5
Profit on disposal of discontinued operations	**371.2**	
Total profit for the period from discontinued operations	**493.0**	

The net assets at the date of disposal and at 31 March 2007 were as follows:

	19 December 2007 £m	31 March 2007 £m
Property, plant and equipment	1,957.4	1,821.0
Other intangible assets	23.3	24.2
Trade and other receivables	166.2	314.7
Retirement benefit surplus	31.5	24.5
Cash and short-term deposits	–	1.8
Non-current liabilities	(1,339.7)	(1,349.1)
Trade and other payables	(115.9)	(167.0)
Net assets	722.8	670.1
Transaction costs	46.0	
Profit on disposal	371.2	
Total fair value of consideration satisfied by cash[1]	1,140.0	

Note:
(1) Total fair value of consideration comprised cash of £1,140.0 million. The enterprise value of £1,782.0 million incorporates cash consideration received added to the market value of the debt disposed of, which at the date of disposal totalled £642.0 million.

Industrial liquid waste *Discontinued operations*	Period ended 26 October 2007 £m	Year ended 31 March 2007 £m
Total external revenue	5.3	16.0
Depreciation and amortisation	(0.2)	(2.4)
Other operating expenses	(5.2)	(11.5)
Operating (loss)/profit	(0.1)	2.1
Investment income and finance expense	–	0.3
(Loss)/profit before taxation	(0.1)	2.4
Taxation on (loss)/profit	–	(0.7)
(Loss)/profit for the period/year from discontinued operations	(0.1)	1.7
Loss on disposal of discontinued operation	(4.9)	
Total loss for the period from discontinued operations	(5.0)	

The net assets at the date of disposal and at 31 March 2007 were as follows:

	26 October 2007 £m	31 March 2007 £m
Property, plant and equipment	4.3	9.2
Goodwill	2.9	2.9
Trade and other receivables	2.3	2.7
Trade and other payables	(1.6)	(8.9)
Net assets	7.9	5.9
Transaction costs	0.7	
Loss on disposal	(4.9)	
Total fair value of consideration satisfied by cash	3.7	

7 Discontinued operations continued

Facilities management *Discontinued operations*	Period ended 22 February 2008 £m	Year ended 31 March 2007 £m
Revenue		
External sales	5.7	4.9
Intra-group sales	21.6	38.4
Total revenue	27.3	43.3
Depreciation and amortisation	(0.1)	(0.6)
Other operating expenses	(26.4)	(38.3)
Operating profit	0.8	4.4
Investment income and finance expense	0.5	0.5
Profit before taxation	1.3	4.9
Taxation on profit	–	(1.5)
Profit for the period/year from discontinued operations	1.3	3.4
Profit on disposal of discontinued operations	9.1	
Total profit for the period from discontinued operations	10.4	

Profit before taxation includes profit generated from intercompany trading of £0.2 million in the period ended 22 February 2008 (2007: £4.1 million).

The net (liabilities)/assets at the date of disposal and at 31 March 2007 were as follows:

	22 February 2008 £m	31 March 2007 £m
Property, plant and equipment	0.2	1.9
Inventories	–	0.3
Trade and other receivables	7.6	11.9
Cash and short-term deposits	1.2	0.9
Trade and other payables	(8.3)	(6.5)
Retirement benefit (obligations)/surplus	(1.0)	1.0
Net (liabilities)/assets	(0.3)	9.5
Transaction costs	0.2	
Profit on disposal	9.1	
Total fair value of consideration satisfied by cash	9.0	

The group sold its 22.63 per cent stake in THUS Group plc on 19 June 2007 for consideration of £75.8 million, which completed United Utilities' exit from the telecoms sector. The sale is treated as an adjustment to consideration arising on the disposal of Your Communications and, as such, both the loss on disposal and the group's share of THUS' results prior to the disposal are disclosed within discontinued operations. The group's share of results for the period from 1 April 2007 to 19 June 2007 has not been separately disclosed in the income statement or statement of recognised income and expense for the current year, on the grounds of materiality.

On 26 March 2007, the group sold the Vertex business. The purchaser was a consortium of US-based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International.

The results of Vertex have been disclosed within discontinued operations in the group's financial statements. The detailed trading results and loss on disposal of Vertex for the period ended 26 March 2007 are shown below.

Vertex *Discontinued operations*	Period ended 26 March 2007 £m
Revenue	
External sales	303.4
Intra-group sales	89.5
Total revenue	392.9
Depreciation and amortisation	(14.2)
Other operating expenses	(363.7)
Operating profit	15.0
Investment income and finance expense	4.2
Profit before taxation	19.2
Taxation on profit	(5.9)
Profit for the period from discontinued operations	13.3
Loss on disposal of discontinued operations before taxation and assumption of deferred contingent consideration	(65.1)
Assumption of deferred contingent consideration	(13.5)
Loss on disposal of discontinued operations before taxation	(78.6)
Taxation on loss on disposal of discontinued operations	(1.9)
Total loss for the period from discontinued operations	(67.2)

Profit before taxation for the period ended 26 March 2007 includes profit generated from intercompany trading of £8.7 million.

The net assets of Vertex at the date of disposal were as follows:

	26 March 2007 £m
Property, plant and equipment	21.4
Intangible assets	262.6
Trade and other receivables	73.5
Trade and other payables	(53.4)
Retirement benefit obligations	(6.3)
Non-current liabilities	(142.5)
Net assets	155.3
Loss on disposal before taxation	(78.6)
Repayment of intercompany debt	107.6
Transaction costs	8.6
Total fair value of consideration[1]	192.9

Note:
(1) Total fair value of consideration comprises cash of £206.4 million, less the assumption of deferred contingent consideration of £13.5 million (see note 24).

Financial statements

8 Dividends

	2008 £m	2007 £m
Amounts recognised as distributions to equity holders in the year comprise:		
Ordinary shares:		
Final dividend for the year ended 31 March 2007 at 30.30 pence per share (2006: 29.58 pence)	266.6	259.0
Interim dividend for the year ended 31 March 2008 at 15.20 pence per share (2007: 14.63 pence)	133.8	128.3
	400.4	387.3
Proposed final dividend for the year ended 31 March 2008 at 31.47 pence per share (2007: 30.30 pence)	277.4	266.6

The proposed final dividends for the years ended 31 March 2008 and 31 March 2007 were subject to approval by equity holders of the company and hence have not been included as liabilities in the financial statements at 31 March 2008 and 31 March 2007 respectively.

9 Earnings per share

	2008 £m	Re-presented 2007 £m
Profit for the year attributable to equity holders of the company – continuing and discontinued operations	909.2	433.5
Adjustment for profit for the period from discontinued operations	(492.9)	(75.1)
Profit for the year attributable to equity holders of the company – continuing operations	416.3	358.4

	2008 pence	2007 pence
Earnings per share from continuing and discontinued operations		
Basic	103.3	49.4
Diluted	103.2	49.2
Earnings per share from continuing operations		
Basic	47.3	40.9
Diluted	47.3	40.7
Earnings per share from discontinued operations		
Basic	56.0	8.5
Diluted	55.9	8.5

Basic earnings per share have been calculated by dividing profit for the financial year attributable to equity holders of the company by 880.4 million, being the weighted average number of shares in issue during the year (2007: 876.8 million).

Diluted earnings per share have been calculated by dividing profit for the financial year attributable to equity holders of the company by 880.6 million, being the weighted average number of shares in issue during the year including dilutive shares (2007: 880.6 million).

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 'Earnings Per Share'.

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

	2008 million	2007 million
Average number of ordinary shares in issue – basic	880.4	876.8
Average number of potentially dilutive ordinary shares under option	1.0	5.7
Number of ordinary shares that would have been issued at fair value	(0.8)	(1.9)
Average number of ordinary shares – diluted	880.6	880.6

10 Property, plant and equipment

Group	Land and buildings £m	Infrastructure assets £m	Operational assets £m	Fixtures, fittings, tools and equipment £m	Assets in course of construction £m	Total £m
Cost						
At 1 April 2006	344.7	3,200.6	5,864.4	512.4	790.3	10,712.4
Additions	9.0	53.3	152.7	47.5	423.2	685.7
Transfers	6.4	135.6	316.5	17.3	(475.8)	–
Disposals	(13.1)	(0.7)	(23.2)	(119.0)	(6.7)	(162.7)
Currency translation differences	(0.2)	(1.9)	–	(0.4)	–	(2.5)
At 31 March 2007	346.8	3,386.9	6,310.4	457.8	731.0	11,232.9
Additions	7.0	79.3	193.0	72.5	554.7	906.5
Transfers	6.3	73.7	106.6	14.4	(201.0)	–
Disposals	(142.1)	(3.7)	(2,477.2)	(30.5)	(188.6)	(2,842.1)
Currency translation differences	0.7	26.1	–	0.3	1.3	28.4
At 31 March 2008	**218.7**	**3,562.3**	**4,132.8**	**514.5**	**897.4**	**9,325.7**
Accumulated depreciation						
At 1 April 2006	103.9	91.2	1,713.0	260.4	–	2,168.5
Charge for the year	12.4	28.7	192.2	48.5	–	281.8
Transfers	–	(2.1)	–	2.1	–	–
Disposals	(6.7)	(0.2)	(13.3)	(92.6)	–	(112.8)
Currency translation differences	–	0.6	–	0.2	–	0.8
At 31 March 2007	109.6	118.2	1,891.9	218.6	–	2,338.3
Charge for the year	8.7	31.8	151.0	44.2	–	235.7
Disposals	(48.5)	(3.7)	(786.8)	(11.0)	–	(850.0)
Currency translation differences	0.1	11.7	–	(1.9)	–	9.9
At 31 March 2008	**69.9**	**158.0**	**1,256.1**	**249.9**	–	**1,733.9**
Net book value at 31 March 2008	**148.8**	**3,404.3**	**2,876.7**	**264.6**	**897.4**	**7,591.8**
Net book value at 31 March 2007	237.2	3,268.7	4,418.5	239.2	731.0	8,894.6

The carrying amount of the group's operational assets includes an amount of £64.4 million (2007: £66.0 million) in respect of assets held under finance leases.

At 31 March 2008, the group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £485.2 million (2007: £370.7 million).

Company	Fixtures, fittings, tools and equipment £m
Cost	
At 1 April 2006, 31 March 2007 and 31 March 2008	4.8
Accumulated depreciation	
At 1 April 2006	4.0
Charge for the year	0.2
At 31 March 2007	4.2
Charge for the year	0.1
At 31 March 2008	4.3
Net book value at 31 March 2008	0.5
Net book value at 31 March 2007	0.6

The company had no contractual commitments for the acquisition of property, plant and equipment at 31 March 2008 or at 31 March 2007.

Financial statements

11 Goodwill

Group	£m
Cost	
At 1 April 2006	153.1
Additions	3.2
Impairment	(0.8)
Disposals	(149.7)
Currency translation differences	(0.8)
At 31 March 2007	5.0
Disposals (see note 7)	(2.9)
Currency translation differences	0.2
At 31 March 2008	**2.3**

Goodwill is subject to impairment testing annually, or more frequently if there are indications of impairment. The recoverable amounts of cash generating units (CGUs) are determined from value-in-use calculations that use amounts from approved budgets and plans for the next seven years and extrapolate cashflows for a further five years based on an estimated growth rate. The range of discount rates applied to the cashflow projections were 13.6 to 15.0 per cent (2007: 12.0 per cent). The growth rate used of 2.4 per cent (2007: 2.8 to 5.0 per cent) was based on industry growth rates, which does not exceed the long-term average growth rate.

Goodwill is allocated to the appropriate CGU according to the business segment. Goodwill was held entirely within the non-regulated business segment at both 31 March 2008 and 31 March 2007.

During the year ended 31 March 2007, an impairment of £0.8 million was recognised within discontinued operations in respect of goodwill relating to First Revenue Assurance LLC, a subsidiary of Vertex.

12 Other intangible assets

Group	Computer software £m	Other £m	Total £m
Cost			
At 1 April 2006	292.4	130.9	423.3
Additions – purchased	22.2	1.8	24.0
Disposals	(85.7)	(113.4)	(199.1)
Currency translation differences	–	(0.7)	(0.7)
At 31 March 2007	228.9	18.6	247.5
Additions – internally generated	2.7	–	2.7
Additions – purchased	24.6	0.7	25.3
Disposals	(59.5)	(0.2)	(59.7)
Currency translation differences	–	2.5	2.5
At 31 March 2008	**196.7**	**21.6**	**218.3**

Group	Computer software £m	Other £m	Total £m
Amortisation			
At 1 April 2006	157.4	29.7	187.1
Charge for the year	12.0	8.9	20.9
Disposals	(44.5)	(31.2)	(75.7)
Currency translation differences	–	(0.3)	(0.3)
At 31 March 2007	124.9	7.1	132.0
Charge for the year	21.6	1.2	22.8
Disposals	(22.7)	(0.2)	(22.9)
Currency translation differences	–	1.1	1.1
At 31 March 2008	**123.8**	**9.2**	**133.0**
Net book value at 31 March 2008	**72.9**	**12.4**	**85.3**
Net book value at 31 March 2007	104.0	11.5	115.5

The other intangible assets category relates mainly to customer related intangibles such as customer contracts and customer lists.

At 31 March 2008, the group had entered into contractual commitments for the acquisition of other intangible assets amounting to £16.9 million (2007: £nil). The company had no contractual commitments for the acquisition of other intangible assets at 31 March 2008 (2007: £nil).

13 Investments

Group	Associate £m	Other investments £m	Total £m
At 1 April 2006	60.7	110.0	170.7
Additions	4.3	–	4.3
Disposals	–	(0.4)	(0.4)
Revaluation	–	8.9	8.9
Share of results of associated company	18.7	–	18.7
Exchange adjustments	–	(0.4)	(0.4)
At 31 March 2007	83.7	118.1	201.8
Adjustment in relation to NGNPS (see note 19)	–	0.6	0.6
At 31 March 2007	83.7	118.7	202.4
Reclassification from prepayments and accrued income	–	1.0	1.0
Disposals	(83.7)	(0.6)	(84.3)
Revaluation	–	34.9	34.9
Exchange adjustments	–	1.5	1.5
At 31 March 2008	–	155.5	155.5

The group's other investments mainly comprise a 15.0 per cent shareholding in Northern Gas Networks Holdings Limited. The group also holds an overall 11.8 per cent shareholding in Manila Water Company. In the opinion of the directors, there is no material difference between the book and fair values of these investments.

In addition to its existing shareholding of 39,153,285, on 1 February 2007, the group received a further 2,274,701 shares with a fair value of £4.3 million in THUS Group plc as a result of the vesting of options received as part of the consideration for the sale of the Your Communications business.

During the year ended 31 March 2007, the group accounted for its investment in THUS Group plc as an associate in accordance with IAS 28 'Investments in Associates' and applied equity accounting. The group's share of post-acquisition results for the period to 19 June 2007 has not been separately disclosed in the income statement or the statement of recognised income and expenditure on the grounds of materiality.

On 19 June 2007, the group disposed of its remaining investment in THUS Group plc (see note 7).

The fair values of the group's financial instruments are shown in note 18.

13 Investments continued

Details of principal operating subsidiary undertakings and joint ventures are set out below. These undertakings are included within the group financial statements.

	Class of share capital held	Proportion of share capital owned/voting rights %	Nature of business
Subsidiary undertakings:			
Great Britain:			
United Utilities Water PLC	Ordinary	100.0	Water and wastewater services and network management
United Utilities Electricity Services Limited	Ordinary	100.0	Operation of electricity distribution network
United Utilities International Limited	Ordinary	100.0	Consulting services and project management
United Utilities Industrial Limited	Ordinary	100.0	Electricity asset maintenance
United Utilities Property Solutions Limited	Ordinary	100.0*	Property management
United Utilities Operational Services Limited	Ordinary	100.0	Operation and maintenance of water and wastewater assets of Dŵr Cymru
United Utilities Operational Services (Highland) Limited	Ordinary	100.0	Operation and maintenance of wastewater assets
United Utilities Operational Services (Tay) Limited	Ordinary	100.0	Operation and maintenance of wastewater assets
United Utilities Operational Services (Moray) Limited	Ordinary	100.0	Operation and maintenance of wastewater assets
United Utilities Networks Limited	Ordinary	100.0	Multi-utility metering and network operations
United Utilities Operations Limited	Ordinary	100.0	Operation of gas distribution network
Australia:			
United Utilities Australia Pty Limited	Ordinary	100.0	Water treatment operations, technical and management services
United Utilities Macarthur Operations Pty Limited	Ordinary	100.0	Technical and management services
Yabulu Water Pty Limited	Ordinary	100.0	Technical and management services
UU Victor Harbor Pty Limited	Ordinary	100.0	Wastewater treatment operations
UU Onkaparinga Pty Limited	Ordinary	100.0	Technical and management services
UU Berri Barmera Pty Limited	Ordinary	100.0	Water treatment operations
Joint ventures:			
Great Britain:			
Catchment Limited	Ordinary	50.0	Contract operations and maintenance services
Catchment (Tay) Limited	Ordinary	33.3	Contract operations and maintenance services
Catchment (Moray) Limited	Ordinary	33.3	Contract operations and maintenance services
Meter Fit (North West) Limited	Ordinary	50.0	Metering installation services
Meter Fit (North East) Limited	Ordinary	50.0	Metering installation services
UUGM Limited	Ordinary	60.0	Consulting services and project management
Scottish Water Solutions Limited	Ordinary	14.7	Consulting services and project management
4Delivery Limited	Ordinary	40.0	Consulting services and project management
Australia:			
Yan Yean Water Pty Limited	Ordinary	50.0	Water treatment operations
Macarthur Water Pty Limited	Ordinary	50.0	Water treatment operations
Riverland Water Pty Limited	Ordinary	50.0	Water treatment operations
Campaspe Asset Management Services Pty Limited	Ordinary	50.0	Asset management and water treatment
Estonia:			
AS Tallinna Vesi	Ordinary	26.5	Contract operations and maintenance services
Bulgaria:			
Sofiyska Voda AD	Ordinary	57.8	Contract operations and maintenance services
Poland:			
Aqua Spolka Akcyjna	Ordinary	33.2	Contract operations and maintenance services
Philippines:			
Water Capital Works Inc	Ordinary	24.1	Water treatment operations

* Shares are held by subsidiary undertakings, except where marked with an asterisk where shares are held directly by United Utilities PLC.

A full list of the company's subsidiary undertakings is included within the company's annual return, which will be filed with the Registrar of Companies in due course.

In relation to the group's interests in joint ventures and the financial performance of the group's associate, the assets, liabilities, gross income and expenses are summarised below:

	Associate 31 March 2008 £m	Associate 31 March 2007 £m	Group share of joint ventures 31 March 2008 £m	Group share of joint ventures 31 March 2007 £m
Non-current assets	–	510.4	318.1	274.6
Current assets	–	144.4	97.1	110.3
Non-current liabilities	–	(51.4)	(221.8)	(222.6)
Current liabilities	–	(132.2)	(80.9)	(81.1)
	–	471.2	112.5	81.2

	Associate 2008 £m	Associate 2007 £m	Group share of joint ventures 2008 £m	Group share of joint ventures 2007 £m
Gross income	–	532.7	211.5	204.2
Expenses	–	(547.8)	(198.6)	(188.1)
Taxation	–	69.6	(3.3)	(3.4)
Post-tax results – continuing	–	54.5	9.6	12.7
Post-tax results – discontinued	–	29.4	–	–
Profit for the year	–	83.9	9.6	12.7

The joint ventures have no significant contingent liabilities to which the group is exposed and the group has contingent liabilities of £78.0 million in relation to its interests in the joint ventures (2007: £78.0 million).

Company	Associate £m	Shares in subsidiary undertakings £m	Total £m
At 1 April 2006	73.9	5,427.8	5,501.7
Reclassification to derivatives	(13.2)	–	(13.2)
Additions	4.3	–	4.3
Disposals	–	(224.5)	(224.5)
At 31 March 2007	65.0	5,203.3	5,268.3
Additions	–	149.0	149.0
Disposals	(65.0)	–	(65.0)
At 31 March 2008	–	**5,352.3**	**5,352.3**

14 Inventories

Group	2008 £m	Re-presented 2007 £m
Raw materials and finished goods	10.8	10.8
Properties held for resale	41.3	38.5
Work in progress	11.2	13.5
	63.3	62.8

The comparatives for the year ended 31 March 2007 have been re-presented to reflect the removal of the category for current asset investments from the balance sheet. Properties previously held as current asset investments amounting to £38.5 million have been reclassified as inventories as the directors believe this provides a fairer presentation of the nature of these assets.

15 Trade and other receivables

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Trade receivables	208.7	161.5	2.1	1.7
Amounts owed by subsidiary undertakings	–	–	1,286.3	988.8
Amounts owed by related parties (see note 27)	15.0	11.9	–	–
Other debtors	38.8	30.6	–	–
Prepayments and accrued income	221.9	235.8	11.5	3.1
	484.4	439.8	1,299.9	993.6

Trade and other receivables have been analysed between non-current and current as follows:

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Non-current	28.2	21.6	–	–
Current	456.2	418.2	1,299.9	993.6
	484.4	439.8	1,299.9	993.6

Trade receivables do not carry interest and are stated net of allowances for doubtful receivables, an analysis of which is as follows:

	Group	
	2008 £m	2007 £m
At 1 April	147.7	155.6
Amounts charged to operating expenses	56.0	39.4
Trade receivables written off	(31.8)	(46.5)
Disposed of during the year	(0.2)	(0.8)
At 31 March	171.7	147.7

At each balance sheet date, the company and each of its subsidiaries evaluate the recoverability of trade receivables and record provisions for doubtful receivables based on experience.

There are no allowances for doubtful trade receivables held by the company at 31 March 2008 (2007: £nil). Amounts owed by subsidiary undertakings are shown net of an allowance for doubtful receivables of £10.1 million (2007: £nil). The allowance for doubtful receivables is determined by a detailed review of balances due on a company by company basis and by reference to the ongoing activities of each company within the group.

Ageing of gross receivables

The following table provides information regarding the ageing of gross receivables:

Group At 31 March 2008	Aged less than one year £m	Aged between one year and two years £m	Aged greater than two years £m	Carrying value £m
Trade receivables – gross	196.6	61.7	122.1	380.4
Amounts owed by related parties	13.6	0.3	1.1	15.0
Other debtors	17.8	0.1	20.9	38.8
Prepayments and accrued income	217.7	–	4.2	221.9
At 31 March 2007				
Trade receivables – gross	165.8	49.0	94.4	309.2
Amounts owed by related parties	9.5	0.3	2.1	11.9
Other debtors	4.2	0.6	25.8	30.6
Prepayments and accrued income	230.7	2.9	2.2	235.8

The above analysis in respect of gross trade receivables reconciles to net trade receivables by deduction of the allowance for doubtful receivables of £171.7 million (2007: £147.7 million).

The group manages its regulated bad debt risk by providing against gross trade receivables. This allowance is calculated by reference to customer categories rather than on the age profile of gross debtor balances. It is therefore not possible to age the allowance for doubtful receivables.

Company At 31 March 2008	Aged less than one year £m	Aged between one year and two years £m	Aged greater than two years £m	Carrying value £m
Trade receivables	1.0	1.1	–	2.1
Amounts owed by subsidiary undertakings – gross	389.1	(103.6)	1,010.9	1,296.4
Prepayments and accrued income	11.5	–	–	11.5
At 31 March 2007				
Trade receivables	0.7	1.0	–	1.7
Amounts owed by subsidiary undertakings – gross	(29.8)	531.7	486.9	988.8
Prepayments and accrued income	3.1	–	–	3.1

Amounts owed by subsidiary undertakings is a sum of all subsidiary balances where the total of intercompany tax, debt, interest and trade balances is in a net receivable position.

The above analysis in respect of gross amounts owed by subsidiary undertakings reconciles to net amounts due by deduction of the allowance for doubtful receivables of £10.1 million (2007: £nil).

Trade and other receivables is split as follows:

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Debtors in respect of unmetered water supplies	74.4	65.0	–	–
Debtors in respect of metered water supplies	100.5	87.2	–	–
Sundry debtors	47.2	49.2	–	–
Total regulated debtors	222.1	201.4	–	–
Non-regulated debtors	262.3	238.4	1,299.9	993.6
Trade and other receivables	484.4	439.8	1,299.9	993.6

The directors consider that the carrying amount of trade and other receivables approximates to their fair value, at both 31 March 2008 and 31 March 2007.

The group's average credit period taken on sales is 33 days (2007: 28 days).

16 Cash and cash equivalents

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Cash at bank and in hand	140.9	73.3	86.4	5.2
Short-term bank deposits	1,669.6	2,330.0	577.4	331.5
Cash and short-term deposits	**1,810.5**	**2,403.3**	**663.8**	**336.7**
Bank overdrafts (included in borrowings, see note 17)	(105.3)	(62.6)	–	–
Cash and cash equivalents in the cashflow statement	**1,705.2**	**2,340.7**	**663.8**	**336.7**

Cash and short-term deposits include cash at bank and in hand, deposits and other short-term highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less.

17 Borrowings

Group

The following analysis provides information about the contractual terms of the group's borrowings:

Group	2008 £m	2007 £m
Non-current liabilities		
Bonds	**3,031.5**	4,080.3
Bank and other term borrowings	**701.1**	711.3
Finance lease obligations	**56.3**	63.3
	3,788.9	4,854.9
Current liabilities		
Bonds	**738.0**	696.7
Euro-commercial paper	**–**	451.6
Bank and other term borrowings	**22.4**	286.6
Bank overdrafts	**105.3**	62.6
Finance lease obligations	**12.7**	12.0
	878.4	1,509.5
	4,667.3	6,364.4

Terms and debt repayment schedule
The principal economic terms and conditions of outstanding borrowings were as follows:

Group	Currency	Year of maturity	2008 Fair value £m	2008 Carrying value £m	2007 Fair value £m	2007 Carrying value £m
Borrowings in fair value hedge relationships						
5.625% 300m bond	GBP	2027	**281.0**	**301.1**	309.0	295.9
5.25% 150m bond	GBP	2010	**150.5**	**148.5**	149.0	145.8
5.375% 150m bond	GBP	2018	**149.0**	**147.4**	152.7	142.9
5% 200m bond	GBP	2035	**171.4**	**191.6**	191.9	188.4
4.875% 600m bond	EUR	2009	**479.0**	**473.2**	412.2	403.4
6.625% 1bn bond	EUR	2007	**–**	**–**	705.9	673.8
4.25% 500m bond	EUR	2020	**345.7**	**373.4**	320.7	321.7
4.55% 250m bond	USD	2018	**114.1**	**124.6**	113.8	113.7
5.375% 350m bond	USD	2019	**169.3**	**186.0**	174.9	170.6
6.45% 500m bond	USD	2008	**259.9**	**251.8**	264.6	255.7
0.44%+HIBOR (floating) 150m bond	HKD	2007	**–**	**–**	9.8	9.8
5.02% 10bn dual currency loan	JPY/USD	2029	**56.6**	**62.2**	51.4	53.9
Borrowings in cashflow hedge relationships						
90m (floating) loan[1]	GBP	2013	**–**	**–**	90.4	90.0
Borrowings designated at fair value through profit or loss						
8.875% 250m bond[1]	GBP	2026	**–**	**–**	344.7	344.7
6.875% 400m bond	USD	2028	**208.7**	**208.7**	217.5	217.5
0.705% 3bn bond	JPY	2008	**–**	**–**	12.9	12.9
1.135% 3bn bond	JPY	2013	**14.4**	**14.4**	12.5	12.5
Borrowings measured at amortised cost						
0.24%+LIBOR (floating) 6.5m bond	GBP	2013	**6.5**	**6.4**	6.6	6.5
8.875% 200m bond[1]	GBP	2026	**–**	**–**	275.7	194.9
1.5802%+RPI 100m IL bond	GBP	2042	**88.9**	**107.2**	94.5	103.3
1.7829%+RPI 100m IL bond	GBP	2040	**95.3**	**107.6**	101.5	103.6
1.9799%+RPI 100m IL bond	GBP	2035	**102.3**	**108.7**	107.3	104.7
1.4746%+RPI 100m IL bond[1]	GBP	2046	**–**	**–**	90.1	103.0
3.375%+RPI 50m IL bond	GBP	2032	**71.3**	**57.6**	75.2	55.4
1.3258%+RPI 50m IL bond	GBP	2041	**41.7**	**53.7**	44.4	51.7
1.397%+RPI 50m IL bond	GBP	2046	**41.4**	**53.6**	43.9	51.6
1.3805%+RPI 35m IL bond	GBP	2056	**24.6**	**36.8**	29.7	35.3
1.435%+RPI 50m IL bond	GBP	2056	**35.9**	**52.5**	43.3	50.5
1.556%+RPI 50m IL bond	GBP	2056	**37.7**	**52.7**	45.3	50.6
1.5865%+RPI 50m IL bond	GBP	2056	**37.9**	**53.0**	45.5	50.9
1.591%+RPI 25m IL bond	GBP	2056	**18.9**	**26.4**	22.8	25.4
1.662%+RPI 100m IL bond	GBP	2056	**78.0**	**106.0**	93.5	101.9
1.815%+RPI 100m IL bond	GBP	2056	**82.4**	**106.2**	102.5	102.1
1.847%+RPI 100m IL bond	GBP	2056	**83.4**	**106.7**	99.7	102.5
1.5366%+RPI 50m IL bond	GBP	2043	**44.1**	**53.5**	46.8	51.5
1.7937%+RPI 50m IL bond	GBP	2049	**46.4**	**53.4**	48.9	51.4
1.585%+RPI 100m IL bond	GBP	2057	**75.7**	**102.0**	–	–
1.702%+RPI 50m IL bond	GBP	2057	**39.6**	**51.4**	–	–
1.66%+RPI 35m IL bond	GBP	2037	**30.1**	**35.4**	–	–
1.97%+RPI 200m IL loan	GBP	2016	**194.1**	**209.0**	198.6	200.7
4.21% 10m bond	EUR	2008	**8.0**	**8.0**	6.9	6.8
0.385%+LIBOR (floating) 10m bond	USD	2008	**5.0**	**5.0**	5.1	5.1
0.365%+LIBOR (floating) 10m bond	USD	2009	**5.1**	**5.0**	5.2	5.1
Commission for New Towns loan	GBP	2053	**48.6**	**31.0**	53.2	31.2
Long-term bank borrowings – fixed	GBP	2007-2008	**5.1**	**5.0**	216.5	210.0
Long-term bank borrowings – floating	GBP	2007-2012	**200.0**	**200.0**	254.4	253.0
Other debt issued by joint ventures[2]	Various	Various	**216.3**	**216.3**	213.0	213.0
Euro-commercial paper	Various	2007-2008	**–**	**–**	451.6	451.6

Financial statements

17 Borrowings continued

Group	Currency	Year of maturity	2008 Fair value £m	2008 Carrying value £m	2007 Fair value £m	2007 Carrying value £m
Other borrowings						
Finance lease obligations	GBP	2014	69.0	69.0	75.3	75.3
Bank overdrafts	GBP	2008	105.3	105.3	62.6	62.6
			4,338.2	4,667.3	6,493.5	6,364.4

Notes:
(1) These borrowings were sold or repaid as part of the sale of United Utilities Electricity.
(2) Included within other debt issued by joint ventures are loans totalling £28.5 million (2007: £26.9 million) in cashflow hedge relationships.

Abbreviations used in the above table are defined on page 87.

Borrowings are unsecured. Funding raised in currencies other than sterling is generally swapped to sterling to match funding costs to income and assets.

Finance lease obligations
Finance lease obligations are payable as follows:

Group	Minimum lease payments		Present value of minimum lease payments	
	2008 £m	2007 £m	2008 £m	2007 £m
Amounts payable under finance leases:				
Within one year	12.7	12.0	12.7	12.0
In the second to fifth years inclusive	55.7	54.4	45.6	43.8
After five years	16.0	31.8	10.7	19.5
	84.4	98.2	69.0	75.3
Less future finance charges	(15.4)	(22.9)	–	–
Present value of lease obligations	69.0	75.3	69.0	75.3
Less amount due for settlement within 12 months			(12.7)	(12.0)
Amount due for settlement after 12 months			56.3	63.3

Finance lease obligations relate to operational assets. Interest rates implicit in the minimum lease payments were fixed on completion of the infrastructure build when the primary period of the lease commenced. In addition, contingent rentals are either payable or receivable, which adjusts the minimum lease payments to reflect changes in future market rates of interest. These contingent rentals are recognised as an increase or reduction in the finance expense in the period to which they relate. Contingent rentals recognised as a reduction in finance expense in the year totalled £2.6 million (2007: £3.4 million).

The net finance charge for the year, after adjusting for contingent rentals, was £3.2 million (2007: £2.9 million) (see note 5) and the effective borrowing rate (after adjusting for contingent rentals) for the year was 5.048 per cent (2007: 4.260 per cent). The average lease term is six years (2007: seven years).

In addition, the minimum lease payments are subject to adjustment for future tax changes. Any adjustment to the rentals is recognised as an increase or reduction in the future finance expense over the remaining term of the lease.

The group's obligations under finance leases are unsecured. The directors consider the fair value of the group's lease obligations approximate to their carrying value.

Company
The following analysis provides information about the contractual terms of the company's borrowings:

Company	2008 £m	2007 £m
Non-current liabilities		
Bonds	521.0	764.1
Bank and other term borrowings	0.3	1.1
	521.3	765.2
Current liabilities		
Bonds	264.8	12.9
Euro-commercial paper	–	451.6
Amounts owed to subsidiary undertakings	591.2	463.5
	856.0	928.0
	1,377.3	1,693.2

Terms and debt repayment schedule
The principal economic terms and conditions of outstanding borrowings were as follows:

Company	Currency	Year of maturity	2008 Fair value £m	2008 Carrying value £m	2007 Fair value £m	2007 Carrying value £m
Borrowings in fair value hedge relationships						
4.55% 250m bond	USD	2018	114.1	124.6	113.8	113.7
5.375% 350m bond	USD	2019	169.3	186.0	174.9	170.6
6.45% 500m bond	USD	2008	259.9	251.8	264.6	255.7
Borrowings designated at fair value through profit or loss						
0.705% 3bn bond	JPY	2008	–	–	12.9	12.9
Borrowings measured at amortised cost						
6.875% 400m bond	USD	2028	208.7	199.0	217.5	200.6
4.21% 10m bond	EUR	2008	8.0	8.0	6.9	6.8
0.24%+LIBOR (floating) 6.5m bond	GBP	2013	6.5	6.4	6.6	6.5
0.385%+LIBOR (floating) 10m bond	USD	2008	5.0	5.0	5.1	5.1
0.365%+LIBOR (floating) 10m bond	USD	2009	5.1	5.0	5.2	5.1
Long-term bank borrowings – floating	GBP	2010	0.3	0.3	1.1	1.1
Euro-commercial paper	Various	2007-2008	–	–	451.6	451.6
Amounts owed to subsidiary undertakings	GBP	n/a	591.2	591.2	463.5	463.5
			1,368.1	1,377.3	1,723.7	1,693.2

Notes:
Currency

GBP	pound sterling
EUR	euro
HKD	Hong Kong dollar
USD	United States dollar
JPY	Japanese yen

Index-linked debt

IL	Index-linked debt – This debt is adjusted for movements in the Retail Price Index with reference to a base RPI established at trade date
RPI	The UK general index of retail prices (for all items) as published by the Office for National Statistics (Jan 1987=100) as published by HM Government

Borrowings are unsecured. Funding raised in currencies other than sterling is generally swapped to sterling to match funding costs to income and assets.

18 Financial instruments

Risk management
All of the group's activities involve analysis, management and, in some cases, acceptance of risk or a combination of risks. The most important types of financial risk are credit risk, liquidity risk and market risk. Market risk includes foreign exchange, interest rate and inflation risks.

The group's risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls and to monitor the risks and limits continually by means of reliable and up-to-date systems. The group modifies and enhances its risk management policies and systems to reflect changes in markets and products. The board formulates the high level group risk management policy. The treasury committee is responsible for monitoring the implementation of the policy. The board has approved all of the classes of financial instruments used by the group. The group's treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports annually to the board and quarterly to the treasury committee.

The group's exposure to risk and its objectives, policies and processes for managing risk and the methods used for measuring risk have not changed since the prior year.

Credit risk
Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from trade finance (the supply of services to the public and other businesses) and treasury activities (the investment of essential liquidity). The group has policies and procedures to control and monitor credit risk. The group does not believe it is exposed to any material concentrations of credit risk.

The group looks to manage its risk from trade finance through the effective management of customer relationships. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. However, allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. Concentrations of credit risk with respect to trade receivables are limited due to the group's customer base consisting of a large number of unrelated households and businesses. Due to this, the directors believe there is no further credit risk provision required in excess of the allowance for doubtful receivables (see note 15).

18 Financial instruments continued

The counterparties in respect of treasury activities consist of financial institutions and other bodies considered to have good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by counterparties, such credit risk is measured and controlled through regular review of the credit ratings assigned to the counterparties by credit rating agencies, and by limiting the total amount of exposure to any one party. Management does not expect any counterparty to fail to meet its obligations, and there has not been any such failure during the year, or in the preceding year.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. At 31 March the maximum exposure to credit risk for the group and the company was as follows:

		Re-presented Group		Re-presented Company
	2008 £m	2007 £m	2008 £m	2007 £m
Cash and short-term deposits	**1,810.5**	2,403.3	**663.8**	336.7
Trade and other receivables	**484.4**	439.8	**1,299.9**	993.6
Investments	**155.5**	202.4	**5,352.3**	5,268.3
Derivative financial instruments	**143.3**	76.2	**0.9**	18.8
	2,593.7	3,121.7	**7,316.9**	6,617.4

Cash and short-term deposits and trade and other receivables are measured at amortised cost. Investments and derivative financial instruments are measured at fair value.

Liquidity risk

Liquidity risk is the risk that the group will not have sufficient funds to meet the obligations or commitments arising from its business operations and its financial liabilities. The group manages the liquidity profile of its assets, liabilities and commitments so that cashflows are appropriately balanced and all funding obligations are met when due. The board approves a liquidity framework within which the business operates. Performance against this framework is actively monitored and reported to the board monthly using a headroom figure.

At 31 March the headroom was as follows:

		Group
	2008 £m	2007 £m
Cash and short-term deposits	**1,810.5**	2,403.3
Medium-term committed undrawn bank facilities	**1,549.6**	1,172.2
Short-term debt	**(105.3)**	(514.2)
Term debt maturing within one year	**(760.4)**	(983.3)
	2,494.4	2,078.0

Medium-term committed bank facilities excludes £50.0 million (2007: £125.0 million) of facilities expiring within one year.

The group and the company had available committed borrowing facilities as follows:

		Group		Company
	2008 £m	2007 £m	2008 £m	2007 £m
Expiring within one year	**50.0**	125.0	**25.0**	80.0
Expiring after one year but in less than two years	**350.0**	100.0	**300.0**	50.0
Expiring after more than two years	**1,245.0**	1,075.0	**720.0**	720.0
Total undrawn borrowing facilities	**1,645.0**	1,300.0	**1,045.0**	850.0
Offsetting bank guarantees	**(45.4)**	(2.8)	**(45.4)**	(2.8)
Undrawn borrowing facilities	**1,599.6**	1,297.2	**999.6**	847.2

In addition to the committed facilities available, the group uses its $1,500.0 million euro-commercial paper programme to help it manage its liquidity position.

Short-term deposits mature within three months. Bank overdrafts are repayable on demand.

Maturity analysis

Concentrations of risk may arise if large cashflows are concentrated within particular time periods. The maturity profile in the following table represents the forecast future contractual principal and interest cashflows in relation to the group's financial liabilities and derivatives on an undiscounted basis. Derivative cashflows have been shown net where there is a contractual agreement to settle on a net basis; otherwise the cashflows are shown gross.

Group At 31 March 2008	Total[1] £m	Adjustment[2] £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bonds	9,654.6		892.7	270.4	103.4	108.1	117.4	8,162.6
Bank and other term borrowings	1,357.4		148.3	37.3	37.8	87.4	181.4	865.2
Finance lease obligations	84.4		12.7	13.0	13.6	14.2	14.9	16.0
Adjustment to carrying value[2]	(6,429.1)	(6,429.1)						
Financial liabilities excluding derivatives	4,667.3	(6,429.1)	1,053.7	320.7	154.8	209.7	313.7	9,043.8
Derivatives:								
Payable	2,806.4		2,435.7	95.1	60.6	60.5	63.6	90.9
Receivable	(2,766.4)		(2,371.7)	(111.5)	(57.8)	(53.0)	(54.2)	(118.2)
Adjustment to carrying value[2]	6.6	6.6						
Derivatives – net liabilities	46.6	6.6	64.0	(16.4)	2.8	7.5	9.4	(27.3)

At 31 March 2007	Total[1] £m	Adjustment[2] £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bonds	11,104.0		943.3	868.7	308.4	146.3	147.2	8,690.1
Bank and other term borrowings	2,008.7		824.4	44.2	39.4	38.3	87.8	974.6
Finance lease obligations	98.2		12.0	12.7	13.2	13.9	14.6	31.8
Adjustment to carrying value[2]	(6,846.5)	(6,846.5)						
Financial liabilities excluding derivatives	6,364.4	(6,846.5)	1,779.7	925.6	361.0	198.5	249.6	9,696.5
Derivatives:								
Payable	3,189.5		1,757.5	971.8	149.1	89.8	58.1	163.2
Receivable	(2,928.5)		(1,716.6)	(836.4)	(93.9)	(74.2)	(52.4)	(155.0)
Adjustment to carrying value[2]	(96.4)	(96.4)						
Derivatives – net liabilities	164.6	(96.4)	40.9	135.4	55.2	15.6	5.7	8.2

Company At 31 March 2008	Total[1] £m	Adjustment[2] £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bonds	1,282.5		303.5	35.8	31.1	31.4	38.2	842.5
Bank and other term borrowings	0.3		–	–	0.3	–	–	–
Amounts owed to subsidiary undertakings	591.2		591.2	–	–	–	–	–
Adjustment to carrying value[2]	(496.7)	(496.7)						
Financial liabilities excluding derivatives	1,377.3	(496.7)	894.7	35.8	31.4	31.4	38.2	842.5
Derivatives:								
Payable	363.1		356.2	6.9	–	–	–	–
Receivable	(280.4)		(274.0)	(6.4)	–	–	–	–
Adjustment to carrying value[2]	(1.7)	(1.7)						
Derivatives – net liabilities	81.0	(1.7)	82.2	0.5	–	–	–	–

At 31 March 2007	Total[1] £m	Adjustment[2] £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bonds	1,276.5		60.7	306.4	35.5	30.5	30.6	812.8
Bank and other term borrowings	449.4		448.1	0.1	1.2	–	–	–
Amounts owed to subsidiary undertakings	463.5		463.5	–	–	–	–	–
Adjustment to carrying value[2]	(496.2)	(496.2)						
Financial liabilities excluding derivatives	1,693.2	(496.2)	972.3	306.5	36.7	30.5	30.6	812.8
Derivatives:								
Payable	446.0		58.2	381.7	6.1	–	–	–
Receivable	(332.9)		(47.6)	(278.5)	(6.8)	–	–	–
Adjustment to carrying value[2]	(24.5)	(24.5)						
Derivatives – net liabilities	88.6	(24.5)	10.6	103.2	(0.7)	–	–	–

18 Financial instruments continued

Notes:

(1) Forecast future cashflows are calculated, where applicable, utilising forward interest rates based on the interest environment at year end and are, therefore, susceptible to changes in market conditions. For index-linked debt it has been assumed that RPI will be 2.65 per cent over the life of each bond.

(2) The carrying value of debt is calculated following various methods in accordance with IAS 39 and, therefore, this adjustment converts the undiscounted forecast future cashflows to the carrying value of debt in the balance sheet.

Market risk

Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates and inflation will affect the group's profit. The management of market risk is undertaken with risk limits approved by the board.

The group borrows in the major global debt markets in a range of currencies at fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis.

The group uses a variety of financial instruments, including derivatives, when raising finance for its operations in order to manage any exposure arising from funding activity.

Interest rate risk

The group's fixed rate borrowings are exposed to a risk of change in their fair value due to changes in interest rates. The group's floating rate borrowings are exposed to a risk of change in cashflows due to changes in interest rates. The group uses interest rate swap contracts and financial futures to hedge these exposures. Investments in equity securities and short-term receivables and payables are not exposed to interest rate risk.

The group's policy is to structure debt in a way that best matches the cashflows generated by its underlying assets. As a UK regulated business, revenues are determined every five years based upon a real cost of capital. The preferred form of debt, therefore, is sterling index-linked debt. Where long-term debt is raised in a fixed rate form, the group will swap to floating rate, at inception over the life of the liability, through the use of interest rate swaps.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

The group's revenues are determined based upon the real cost of capital fixed by the regulator for each five-year regulatory pricing period. The group fixes a material proportion of the floating cost of debt for the duration of the five-year regulatory pricing period, using a second layer of interest rate swaps to match the group's revenue stream.

Annually the group enters into futures contracts to hedge the remaining floating rate exposure not covered by the interest rate swaps for the current year.

Sensitivity analysis

As required by IFRS 7, the sensitivity analysis has been prepared on the basis of the amount of net debt and the interest rate hedge positions in place as at 31 March 2008 and 31 March 2007, respectively. As a result, this analysis relates to the position at the balance sheet date and is not indicative of the years then ended, as these factors would have varied throughout the year.

The following assumptions were made in calculating the interest sensitivity analysis:

- all fair value hedge relationships are fully effective and therefore there is no balance sheet sensitivity to interest rates with regard to the designated debt and swaps;
- all borrowings designated at fair value through profit or loss are effectively hedged by associated swaps and therefore there is no balance sheet sensitivity to interest rates (excluding the effect of accrued interest) with regard to the associated debt and swap instruments;
- the main balance sheet sensitivity to interest rates (excluding the effect of accrued interest) is in relation to the regulatory swaps which swap the majority of the floating rate exposure to fixed rate for the five-year regulatory period;
- the sensitivity of net finance expense to movements in interest rates is calculated on net floating rate exposures on debt and derivatives; and on deposits. The floating leg of a swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in interest rates will have a full twelve-month impact on interest;
- the standard requires that a change in the relevant risk variable be applied to the risk exposures in existence at the balance sheet date, therefore deposits at the balance sheet date are taken and any debt or swaps maturing during the year are disregarded;
- index-linked debt is carried at amortised cost and therefore the balance sheet is not exposed to movements in interest rates. We have assumed that inflation is held constant;
- financial futures contracts entered into by the group to further manage the floating interest rate exposure are excluded from this analysis;
- the analysis excludes the impact of movements in market variables on the carrying value of pensions and other post-retirement obligations;
- management has assessed 100bp as a reasonably possible movement in UK interest rate; and
- all other factors are held constant.

Impact on profit before taxation and equity	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
100bp increase in interest rate	35.4	93.5	(3.3)	(8.1)
100bp decrease in interest rate	(42.2)	(96.5)	2.6	7.9

Brackets denote a reduction in profit.

Management assesses the net interest exposure and determines whether to mitigate this risk further. In 2008, the group entered into financial futures contracts in order to materially fix its net floating interest rate exposure. For a +/-100bp movement in interest rate, the net impact on finance expense included within the figures above was a reduction in profit of £1.1 million (2007: an increase in profit of £9.7 million). The trading of financial futures aims to reduce this exposure towards £nil in 2008.

Repricing analysis
The following tables categorise the group's borrowings, derivatives and cash deposits on the basis of when they reprice or, if earlier, mature. The repricing analysis demonstrates the group's exposure to floating rate risk prior to the effect of financial futures.

Group At 31 March 2008	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Borrowings in hedge relationships:							
Fixed rate instruments	2,259.8	725.0	148.5	–	–	–	1,386.3
Effect of swaps	–	1,534.8	(148.5)	–	–	–	(1,386.3)
	2,259.8	**2,259.8**	–	–	–	–	–
Borrowings designated at fair value through profit or loss:							
Fixed rate instruments	223.1	–	–	–	–	–	223.1
Effect of swaps	–	223.1	–	–	–	–	(223.1)
	223.1	**223.1**	–	–	–	–	–
Borrowings measured at amortised cost:							
Fixed rate instruments	108.2	13.8	0.2	0.2	0.8	3.7	89.5
Floating rate instruments	542.8	542.8	–	–	–	–	–
Index-linked instruments	1,533.4	1,533.4	–	–	–	–	–
	2,184.4	**2,090.0**	**0.2**	**0.2**	**0.8**	**3.7**	**89.5**
Effect of a fixed hedge for the term of the regulatory period	–	(2,030.6)	1,582.2	448.4	–	–	–
Total borrowings	**4,667.3**	**2,542.3**	**1,582.4**	**448.6**	**0.8**	**3.7**	**89.5**
Cash and short-term deposits	(1,810.5)	(1,810.5)	–	–	–	–	–
Net borrowings	**2,856.8**	**731.8**	**1,582.4**	**448.6**	**0.8**	**3.7**	**89.5**

Financial statements

18 Financial instruments continued

Group At 31 March 2007	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Borrowings in hedge relationships:							
Fixed rate instruments	2,765.8	673.8	659.1	145.8	–	–	1,287.1
Effect of swaps	–	2,092.0	(659.1)	(145.8)	–	–	(1,287.1)
Floating rate instruments	99.8	99.8	–	–	–	–	–
Effect of swaps	–	(90.0)	–	90.0	–	–	–
	2,865.6	**2,775.6**	**–**	**90.0**	**–**	**–**	**–**
Borrowings designated at fair value through profit or loss:							
Fixed rate instruments	587.6	12.9	–	–	–	–	574.7
Effect of swaps	–	574.7	–	–	–	–	(574.7)
	587.6	**587.6**	**–**	**–**	**–**	**–**	**–**
Borrowings measured at amortised cost:							
Fixed rate instruments	971.4	671.5	12.0	0.3	0.2	0.3	287.1
Floating rate instruments	543.7	543.7	–	–	–	–	–
Index-linked instruments	1,396.1	1,396.1	–	–	–	–	–
	2,911.2	**2,611.3**	**12.0**	**0.3**	**0.2**	**0.3**	**287.1**
Effect of a fixed hedge for the term of the regulatory period	–	(3,378.5)	–	2,239.7	1,138.8	–	–
Total borrowings	**6,364.4**	**2,596.0**	**12.0**	**2,330.0**	**1,139.0**	**0.3**	**287.1**
Cash and short-term deposits	(2,403.3)	(2,403.3)	–	–	–	–	–
Net borrowings	**3,961.1**	**192.7**	**12.0**	**2,330.0**	**1,139.0**	**0.3**	**287.1**

Company At 31 March 2008	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Borrowings in hedge relationships:							
Fixed rate instruments	562.4	251.8	–	–	–	–	310.6
Effect of swaps	–	310.6	–	–	–	–	(310.6)
	562.4	**562.4**	**–**	**–**	**–**	**–**	**–**
Borrowings measured at amortised cost:							
Fixed rate instruments	207.0	8.0	–	–	–	–	199.0
Floating rate instruments	16.7	16.7	–	–	–	–	–
	223.7	**24.7**	**–**	**–**	**–**	**–**	**199.0**
Effect of a fixed hedge for the term of the regulatory period	–	(190.0)	190.0	–	–	–	–
Total external borrowings	**786.1**	**397.1**	**190.0**	**–**	**–**	**–**	**199.0**
Amounts owed to subsidiary undertakings measured at amortised cost	591.2	591.2	–	–	–	–	–
Total borrowings	**1,377.3**	**988.3**	**190.0**	**–**	**–**	**–**	**199.0**
Cash and short-term deposits	(663.8)	(663.8)	–	–	–	–	–
Net borrowings	**713.5**	**324.5**	**190.0**	**–**	**–**	**–**	**199.0**

Company At 31 March 2007	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Borrowings in hedge relationships:							
Fixed rate instruments	540.0	–	255.7	–	–	–	284.3
Effect of swaps	–	540.0	(255.7)	–	–	–	(284.3)
	540.0	**540.0**	–	–	–	–	–
Borrowings designated at fair value through profit or loss:							
Fixed rate instruments	12.9	12.9	–	–	–	–	–
	12.9	**12.9**	–	–	–	–	–
Borrowings measured at amortised cost:							
Fixed rate instruments	659.0	451.6	6.8	–	–	–	200.6
Floating rate instruments	17.8	17.8	–	–	–	–	–
	676.8	**469.4**	**6.8**	–	–	–	**200.6**
Effect of a fixed hedge for the term of the regulatory period	–	(190.0)	–	190.0	–	–	–
Total external borrowings	**1,229.7**	**832.3**	**6.8**	**190.0**	–	–	**200.6**
Amounts owed to subsidiary undertakings measured at amortised cost	463.5	463.5	–	–	–	–	–
Total borrowings	**1,693.2**	**1,295.8**	**6.8**	**190.0**	–	–	**200.6**
Cash and short-term deposits	(336.7)	(336.7)	–	–	–	–	–
Net borrowings	**1,356.5**	**959.1**	**6.8**	**190.0**	–	–	**200.6**

Currency risk

The group's assets are principally sterling denominated; however, the group has access to various international debt capital markets and raises foreign currency denominated debt. Where debt is denominated in a currency which is not sterling, the group's policy is generally to swap the foreign currency denominated cashflows into sterling through the use of foreign currency swaps. As a result, for the majority of foreign currency denominated borrowings, the group has no material exposure to movements in exchange rates.

Under a currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and principal amount. The principal of these instruments reflects the extent of the group's involvement in the instruments but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

As required by IFRS 7, the foreign exchange rate risk sensitivity analysis has been prepared on the basis of the net debt positions in place as at 31 March 2008 and 31 March 2007, respectively. As a result, this analysis relates to the position at the balance sheet date and is not indicative of the years then ended, as these factors would have varied throughout the year. The following assumptions were made in calculating the sensitivity analysis:

- management has assessed ten per cent to be a reasonably possible movement across all foreign exchange rates;
- as required by IFRS 7, the impact has been assessed for monetary items only;
- the sensitivity to JPY is the result of forward exchange contracts denominated in JPY. In calculating the sensitivity in movements in the GBP/JPY exchange rate, it has been assumed that the theoretical relationship between forward exchange rates, spot exchange rates and the interest rate differential between the two currencies holds true; and
- all other factors are held constant.

Impact on profit before taxation	2008 JPY £m	2007 JPY £m
Ten per cent increase in exchange rates	**(2.3)**	(0.9)
Ten per cent decrease in exchange rates	**2.6**	1.0

Brackets denote a reduction in profit.

Currency

JPY Japanese yen

For JPY, the impact on equity is £135.5 million increase for a ten per cent increase in exchange rates (2007: increase £55.2 million) and £165.9 million decrease for a ten per cent decrease in exchange rates (2007: decrease £67.5 million).

Financial statements

18 Financial instruments continued

The difference between the impact on equity and the impact on profit before taxation is due to the equity impact including movements in JPY denominated forward contracts which are used as hedging instruments in hedges of net investments in foreign operations, but excluding the impact of the retranslation of the investments which the forwards are hedging – due to the investments not being financial assets as defined by IFRS 7. Had the impact of the retranslation of the investments been included in the above analysis, the impact on profit before taxation and impact on equity would have been equal. Sensitivity analyses for United States dollar and euro have not been presented as, due to the swaps in place to hedge the risk, the group has no material exposure to these curriencies. The company has no material exposure to currency risk.

Inflation risk

The group's index-linked borrowings and interest liabilities are exposed to a risk of change in the carrying value due to changes in the UK RPI. This form of liability is a good match for the group's regulated assets, which are also linked to RPI due to the revenue price cap imposed by the regulator. This price cap is linked to RPI and limits management's ability to change prices. By matching liabilities to assets, index-linked debt hedges the exposure to changes in RPI and delivers a cashflow benefit, as compensation for the inflation risk is provided through adjustment to the principal rather than in cash. Management looks to issue index-linked debt wherever possible, but has a limited counterparty base willing to invest in these instruments. As such, the ability to issue this form of debt is limited.

The carrying value of index-linked debt held by the group is as follows:

	2008 £m	2007 £m
Index-linked debt	1,533.4	1,396.1

As required by IFRS 7, the sensitivity analysis has been prepared on the basis of the amount of index-linked debt in place as at 31 March 2008 and 31 March 2007, respectively. As a result, this analysis relates to the position at the balance sheet date and is not indicative of the years then ended, as these factors would have varied throughout the year. The following table details the sensitivity of profit before taxation to changes in the RPI, excluding the hedging aspect of the group's regulatory assets, which are not financial assets as defined by IFRS 7:

Impact on profit before taxation and equity	2008 £m	2007 £m
One per cent increase in RPI	(15.7)	(14.3)
One per cent decrease in RPI	15.7	14.3

Brackets denote a reduction in profit.

The analysis assumes a one per cent change in RPI having a corresponding one per cent impact on this position over a twelve-month period. It should be noted, however, that there is a time lag by which current RPI changes impact on the profit and loss and the analysis above does not incorporate this factor. The portfolio of index-linked debt is either calculated on a three or eight-month lag basis. Therefore, at the balance sheet date the index-linked interest and principal adjustments impacting the income statement are fixed and based upon either the previous three or eight-month RPI.

The company has no material exposure to inflation risk.

Capital risk management

The group's objective when managing capital is to maintain a capital structure that enables its primary subsidiary, United Utilities Water PLC, to retain a credit rating of A3, which the group believes best mirrors the Water Services Regulation Authority's (Ofwat) assumptions in relation to capital structure.

One of Ofwat's primary duties is to ensure that water companies are able to finance their functions, in particular by securing a reasonable return on their capital. Therefore, mirroring Ofwat's assumptions for credit ratings (and hence capital structure) should safeguard the group's ability to earn a reasonable return on its capital, securing access to finance at a reasonable cost and enabling the group to continue as a going concern in order to provide returns for shareholders, credit investors and benefits for other stakeholders.

In order to maintain a credit rating of A3 the group needs to manage its capital structure with reference to the ratings methodology and measures used by the relevant rating agencies. The ratings methodology is normally based on a number of key ratios (such as Regulatory Capital Value (RCV) gearing and adjusted interest cover) and threshold levels as updated and published from time to time by the rating agencies.

Further detail on the precise measures and methodologies used to assess water companies' credit ratings can be found in the methodology papers published by the rating agencies.

The group's strategy of targeting a credit rating of A3 for United Utilities Water PLC was announced as part of the group's interim results announcement in November 2007. Consistent with this strategy and in order to adjust the RCV gearing levels in line with the rating agencies' tolerance levels for an A3 credit rating, the group announced that it intends to return £1.5 billion to shareholders (with a corresponding reduction in its equity base) during August 2008 and reduce its dividend per share by 30 per cent with effect from February 2009.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

Group	2008 Carrying value £m	2008 Fair value £m	Re-presented 2007 Carrying value £m	2007 Fair value £m
Financial assets				
Non-current assets				
Available for sale investments	155.5	155.5	202.4	202.4
Loans and receivables:				
Trade and other receivables	28.2	28.2	21.6	21.6
Derivative financial instruments:				
Fair value hedge derivatives	44.3	44.3	15.2	15.2
Current assets				
Loans and receivables:				
Trade and other receivables	456.2	456.2	418.2	418.2
Cash and short-term deposits	1,810.5	1,814.1	2,403.3	2,407.0
Derivative financial instruments:				
Held for trading derivatives – swaps	99.0	99.0	52.4	52.4
Option over THUS Group plc shares	–	–	8.6	8.6
	99.0	99.0	61.0	61.0
Financial liabilities				
Non-current liabilities				
Trade and other payables at amortised cost	(125.5)	(125.5)	(414.3)	(414.3)
Borrowings:				
Financial liabilities designated at fair value through profit or loss	(223.1)	(223.1)	(574.7)	(574.7)
Financial liabilities in hedge relationships:				
Fair value hedge	(1,534.8)	(1,437.6)	(2,092.0)	(2,140.2)
Cashflow hedge[1]	–	–	(90.0)	(90.4)
Other financial liabilities	(2,031.0)	(1,785.0)	(2,098.2)	(2,138.9)
	(3,788.9)	(3,445.7)	(4,854.9)	(4,944.2)
Derivative financial instruments:				
Fair value hedge derivatives – swaps	(53.2)	(53.2)	(173.5)	(173.5)
Current liabilities:				
Trade and other payables at amortised cost	(771.9)	(771.9)	(749.2)	(749.2)
Borrowings:				
Financial liabilities designated at fair value through profit or loss	–	–	(12.9)	(12.9)
Financial liabilities in hedge relationships:				
Fair value hedge	(725.0)	(738.9)	(683.6)	(715.7)
Other financial liabilities	(153.4)	(153.6)	(813.0)	(820.7)
	(878.4)	(892.5)	(1,509.5)	(1,549.3)
Derivative financial instruments:				
Held for trading derivatives – swaps	(136.7)	(136.7)	(67.3)	(67.3)
Adjustment for accrued interest[2][3]	–	34.7	–	57.5
	(3,160.9)	(2,793.5)	(4,647.0)	(4,714.9)

In order to determine the fair values in the table above, all borrowings and derivatives are valued using a discounted cashflow valuation model as described within the accounting policies on page 63. In determining fair values, assumptions are made with regard to credit spreads based upon indicative pricing data.

In respect of the total change during the period in the fair value of financial liabilities designated as at fair value through profit or loss for continuing operations of £5.7 million gain (2007: £28.0 million gain), £28.2 million gain (2007: £6.0 million loss) is attributable to changes in credit risk. The cumulative impact of changes in credit spread was £30.6 million profit (2007: £2.4 million profit). The difference between the carrying amount and the amount contracted to settle on maturity was a carrying amount decrease of £41.5 million (2007: a carrying amount increase of £55.1 million).

Financial statements

18 Financial instruments continued

Company	2008 Carrying value £m	2008 Fair value £m	2007 Carrying value £m	2007 Fair value £m
Financial assets				
Current assets				
Loans and receivables	1,299.9	1,299.9	993.6	993.6
Cash and short-term deposits	663.8	666.5	336.7	336.8
Derivative financial instruments:				
Held for trading derivatives – swaps	0.9	0.9	10.2	10.2
Option over THUS Group plc shares	–	–	8.6	8.6
	0.9	0.9	18.8	18.8
Financial liabilities				
Non-current liabilities				
Borrowings:				
Financial liabilities in hedged relationships:				
Fair value hedge	(310.6)	(283.4)	(540.0)	(553.3)
Other financial liabilities	(210.7)	(220.6)	(225.2)	(242.4)
	(521.3)	(504.0)	(765.2)	(795.7)
Derivative financial instruments:				
Fair value hedge derivatives – swaps	(30.1)	(30.1)	(100.1)	(100.1)
Current liabilities				
Trade and other payables at amortised cost	(615.6)	(615.6)	(502.5)	(502.5)
Borrowings:				
Financial liabilities designated at fair value through profit or loss	–	–	(12.9)	(12.9)
Fair value hedge	(251.8)	(259.9)	–	–
Other financial liabilities	(604.2)	(604.2)	(915.1)	(915.1)
	(856.0)	(864.1)	(928.0)	(928.0)
Derivative financial instruments:				
Held for trading derivatives – swaps	(51.8)	(51.8)	(7.3)	(7.3)
Adjustment for accrued interest[2][3]	–	10.5	–	13.3
	(110.2)	(87.8)	(954.0)	(971.1)

Notes:

(1) Included in the group fair value table for 2007 is a liability relating to a cashflow hedge, the notional and fair value of which is inconsequential. Within the year ended 31 March 2008, a movement in the fair value of the derivative of £1.5 million loss (2007: £2.8 million gain) was recognised and taken to reserves, gross of tax.

(2) The fair value quoted includes £2.8 million interest receivable (2007: £4.0 million), (company: £2.8 million, 2007: £0.1 million). This interest receivable is also included within the fair value of trade and other receivables. The impact on the total fair value of financial instruments has been removed in the adjustment for accrued interest.

(3) Fair values quoted include accrued interest of £37.5 million (2007: £61.5 million) in respect of the associated borrowings (company: £13.3 million, 2007: £13.4 million). This accrued interest is also included in the fair value of trade and other payables. The impact on the total fair value of financial instruments has been removed in the adjustment for accrued interest.

19 Retirement benefit obligations

The group participates in a number of pension schemes principally in the United Kingdom. The two major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the United Utilities Group of the Electricity Supply Pension Scheme (ESPS), both of which are closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.9 per cent of the total asset value. The assets of these schemes are held in trust funds independent of the group's finances.

The group has re-presented its balance sheet at 31 March 2007 to reflect its participation in the Northern Gas Networks Pension Scheme (NGNPS) on behalf of its subsidiary United Utilities Operations Limited. The directors have determined that the group should apply defined benefit accounting in respect of this scheme. At 31 March 2008, gross pension liabilities in respect of retirement benefit obligations for NGNPS were £200.6 million (2007: £191.5 million). Gross pension assets in respect of NGNPS at 31 March 2008 were £193.7 million (2007: £190.6 million). The group recorded a related deferred tax asset at 31 March 2008 of £1.9 million (2007: £0.3 million) (see note 20). The group does not have the responsibility to fund the net pension deficit and has reflected this by the recognition of an available for sale financial asset within investments of £5.0 million at 31 March 2008 (2007: £0.6 million) (see note 13).

The last actuarial valuations of the UUPS and NGNPS were carried out as at 31 March 2007 and the ESPS was carried out as at 30 November 2007. These valuations have been updated to take account of the requirements of IAS 19 'Employee Benefits' in order to assess the position at 31 March 2008 by projecting forward from the dates of the respective valuations, and have been performed by an independent actuary, Mercer Human Resource Consulting.

On 31 March 2005, the group made lump-sum payments of £216.0 million and £103.5 million to UUPS and ESPS respectively. The payments were in lieu of the estimated company contributions that were expected to have been payable for defined benefit members over the five years from 1 April 2005. Company contributions to UUPS and ESPS will now resume in respect of the defined benefit members from mid 2008. The group will continue to pay contributions in respect of the defined contribution members and insurance premiums. Other payments will be made by the group in accordance with the funding agreements between the trustees and the group. The group will continue to contribute to NGNPS. Overall, the group expects to contribute around £50.0 million of contributions to its schemes in the year ended 31 March 2009.

The group did not make any significant contributions to the UUPS or ESPS schemes for the year ended 31 March 2008. The group contributed £11.2 million to the NGNPS during the year. During the year, the group also contributed to its section of the Essex County Council Pension Fund until the sale of the group's facilities management operations. The group also operates a series of unfunded, unregistered retirement benefit schemes. The cost of the unfunded, unregistered retirement benefit schemes is included in the total pension cost, on a basis consistent with IAS 19 and the assumptions set out below. In accordance with these unfunded arrangements, the group made payments directly to former directors, including lump sum payments, of £0.9 million in the year ended 31 March 2008 (2007: £nil). The group also made contributions to the schemes of £nil (2007: £5.1 million) on behalf of the unfunded, unregistered retirement benefit schemes.

The total defined benefit pension expense for the period was £52.2 million (2007: £11.9 million). A pension obligation of £101.2 million is included in the balance sheet at 31 March 2008 (2007 re-presented: surplus of £61.3 million). Information about the pension arrangements for executive directors is contained in the directors' remuneration report.

The main financial assumptions used by the actuary were as follows:

Group and Company	2008 %	2007 %
Discount rate – UUPS	6.00	5.20
Discount rate – ESPS	6.10	5.30
Discount rate – NGNPS	5.80	–
Expected return on assets – UUPS	6.80	6.50
Expected return on assets – ESPS	6.50	6.30
Expected return on assets – NGNPS	6.20	–
Pensionable salary growth – UUPS	4.35	3.95
Pensionable salary growth – ESPS	4.40	4.00
Pensionable salary growth – NGNPS	4.40	–
Pension increases	3.40	3.00
Price inflation	3.40	3.00

The current male life expectancies at age 60 underlying the value of the accrued liabilities for the schemes are:

Group and Company	2008 years	2007 years
Retired member	24.9	23.8
Non-retired member	26.0	25.9

Recent studies have shown faster rates of life expectancy improvement than had previously been expected. Studies have also illustrated that mortality rates vary significantly according to the demographics of the schemes' members. These factors have been taken into account in the calculation of the defined benefit obligations of the group.

At 31 March, the fair value of the schemes' assets and liabilities recognised in the balance sheet were as follows:

Group	Schemes' assets %	2008 £m	Schemes' assets %	2007 £m
Equities	65.4	1,217.7	65.0	1,759.3
Gilts	19.4	360.6	20.4	550.7
Bonds	13.5	252.4	13.6	368.9
Property	0.7	13.2	–	-
Cash	1.0	19.3	1.0	27.1
Total fair value of assets	100.0	1,863.2	100.0	2,706.0
Present value of defined benefit obligations		(1,964.4)		(2,643.8)
Net retirement benefit (obligations)/surplus		(101.2)		62.2
Adjustment in relation to NGNPS		-		(0.9)
Net retirement benefit (obligations)/surplus		(101.2)		61.3

Financial statements

19 Retirement benefit obligations continued

Company	Schemes' assets %	2008 £m	Schemes' assets %	2007 £m
Equities	62.6	216.7	65.0	259.3
Gilts	22.8	79.0	20.4	81.4
Bonds	13.8	47.6	13.6	54.2
Cash	0.8	2.7	1.0	4.0
Total fair value of assets	100.0	346.0	100.0	398.9
Present value of defined benefit obligations		(361.4)		(388.8)
Net retirement benefit (obligations)/surplus		(15.4)		10.1

To develop the expected long-term rate of return on asset assumptions, the group considered the current level of expected returns on risk-free investments, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term rate of return on asset assumptions for the portfolio. The group's actual return on schemes' assets was a loss of £74.2 million (2007: £107.5 million gain) and the company's actual return on the schemes' assets was a loss of £43.8 million (2007: £39.3 million loss).

Movements in the present value of the defined benefit obligations are as follows:

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
At 1 April	(2,643.8)	(2,721.0)	(388.8)	(120.2)
Adjustment in relation to NGNPS	(191.5)	–	–	–
At 1 April	(2,835.3)	(2,721.0)	(388.8)	(120.2)
Interest cost on schemes' obligations	(137.0)	(130.0)	(20.1)	(6.0)
Actuarial gains	113.5	99.3	38.0	26.3
Curtailments/settlements	861.0	68.1	5.2	–
Member contributions	(11.0)	(13.7)	(0.3)	(0.3)
Benefits paid	100.4	103.4	14.5	29.4
Transfer on disposal of businesses	–	–	(6.9)	(316.4)
Current service cost	(46.0)	(48.8)	(1.8)	(1.4)
Past service costs	(10.0)	(1.1)	(1.2)	(0.2)
At 31 March	(1,964.4)	(2,643.8)	(361.4)	(388.8)

At 31 March 2008, £7.0 million (2007: £7.9 million) of the defined benefit obligations related to unfunded benefit plans.

Movements in the fair value of the schemes' assets were as follows:

	Group		Company	
	2008 £m	2007 £m	2008 £m	2007 £m
At 1 April	2,706.0	2,740.3	398.9	119.0
Adjustment in relation to NGNPS	190.6	–	–	–
At 1 April	2,896.6	2,740.3	398.9	119.0
Expected return on schemes' assets	165.7	160.3	24.8	8.4
Actuarial losses	(239.9)	(52.8)	(68.6)	(47.7)
Curtailments/settlements	(885.9)	(60.4)	(3.0)	–
Member contributions	11.0	13.7	0.3	0.3
Benefits paid	(100.4)	(103.4)	(14.5)	(29.4)
Transfer on disposal of businesses	–	–	6.9	343.2
Company contributions	16.1	8.3	1.2	5.1
At 31 March	1,863.2	2,706.0	346.0	398.9

The net pension expense before taxation recognised in the income statement in respect of the defined benefit schemes is summarised as follows:

Re-presented						Group
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	£m	£m	2008 £m	£m	£m	2007 £m
Current service cost	(40.3)	(5.7)	(46.0)	(34.0)	(14.8)	(48.8)
Curtailments/settlements	5.6	–	5.6	–	1.4	1.4
Past service costs	(9.4)	(0.6)	(10.0)	(2.5)	1.4	(1.1)
Pension expense charged to operating profit	(44.1)	(6.3)	(50.4)	(36.5)	(12.0)	(48.5)
Expected return on schemes' assets	128.6	37.1	165.7	92.5	67.8	160.3
Interest on schemes' obligations	(105.1)	(31.9)	(137.0)	(74.9)	(55.1)	(130.0)
Pension expense credited to investment income	23.5	5.2	28.7	17.6	12.7	30.3
Curtailments/settlements (charged)/credited to profit/(loss) on disposal	–	(30.5)	(30.5)	–	6.3	6.3
Net pension (charged)/credited before taxation	(20.6)	(31.6)	(52.2)	(18.9)	7.0	(11.9)

		Company
	2008 £m	2007 £m
Current service cost	(1.8)	(1.4)
Curtailments/settlements	2.2	–
Past service cost	(1.2)	(0.2)
Pension expense charged to operating profit	(0.8)	(1.6)
Expected return on schemes' assets	24.8	8.4
Interest on schemes' obligations	(20.1)	(6.0)
Pension expense credited to investment income	4.7	2.4
Transfer on disposal of businesses credited to loss on disposal	–	26.8
Net pension credited before taxation	3.9	27.6

The reconciliation of the opening and closing balance sheet position is as follows:

		Group		Company
	2008 £m	2007 £m	2008 £m	2007 £m
At 1 April	62.2	19.3	10.1	(1.2)
Adjustment in relation to NGNPS	(0.9)	-	–	–
At 1 April	61.3	19.3	10.1	(1.2)
Expenses recognised in the income statement	(52.2)	(11.9)	3.9	0.8
Transfer on disposal of businesses recognised in the income statement	–	–	–	26.8
Contributions paid	16.1	8.3	1.2	5.1
Actuarial (losses)/gains gross of taxation	(126.4)	46.5	(30.6)	(21.4)
At 31 March	(101.2)	62.2	(15.4)	10.1
Adjustment in relation to NGNPS	-	(0.9)	-	-
At 31 March	(101.2)	61.3	(15.4)	10.1

Actuarial gains and losses are recognised directly in the statement of recognised income and expense. At 31 March 2008, a cumulative pre-tax gain of £29.2 million (2007: £155.6 million gain) for the group, and a cumulative loss of £47.6 million (2007: £17.0 million loss) for the company had been recorded directly in the statement of recognised income and expense.

19 Retirement benefit obligations continued

The history of the schemes for the current and prior years is as follows:

Group	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**(1,964.4)**	(2,643.8)	(2,721.0)	(2,382.3)
Fair value of schemes' assets	**1,863.2**	2,706.0	2,740.3	2,297.7
Net retirement benefit (obligations)/surplus	**(101.2)**	62.2	19.3	(84.6)
Adjustment in relation to NGNPS	**–**	(0.9)	–	–
Net retirement benefit (obligations)/surplus	**(101.2)**	61.3	19.3	(84.6)
Experience adjustments on schemes' liabilities	**23.8**	92.6	–	(14.3)
Experience adjustments on schemes' assets	**(239.9)**	(43.3)	397.2	45.3

Company	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**(361.4)**	(388.8)	(120.2)	(103.1)
Fair value of schemes' assets	**346.0**	398.9	119.0	94.9
Net retirement benefit (obligations)/surplus	**(15.4)**	10.1	(1.2)	(8.2)
Experience adjustments on schemes' liabilities	**16.4**	13.3	–	(0.6)
Experience adjustments on schemes' assets	**(68.6)**	(1.1)	16.4	1.9

During the year, the group made £4.0 million (2007: £15.6 million) of contributions to defined contribution schemes, which are included in arriving at operating profit from continuing operations and a further £0.7 million (2007: £5.8 million) which are recognised within discontinued operations. The company made £1.0 million (2007: £0.3 million) of contributions to defined contribution schemes.

Various companies in the United Kingdom electricity business participate in the Electricity Supply Pension Scheme (ESPS), which is an industry-wide defined benefit scheme. The United Utilities Electricity Services Limited (UUES) section of the scheme was created in December 2007 to accommodate the transfer of employees from Electricity North West Limited (formerly United Utilities Electricity Limited) to UUES. At that date, the UUES section of the scheme was fully funded. The group makes cash contributions over the period of the Asset Services Agreement (ASA) between UUES and Electricity North West, which are fully recoverable from Electricity North West under the terms of the ASA. There is no obligation brought forward, or carried forward, for which the group is responsible. However, as the group is the employer, it is required to disclose the gross pension liabilities and assets associated with the scheme.

At 31 March 2008, gross pension liabilities in respect of retirement benefit obligations for the UUES section were £196.3 million (December 2007: £172.8 million). Gross pension assets in respect of the UUES section, at 31 March 2008, were £186.6 million (December 2007: £177.8 million). During the period from 19 December 2007 to 31 March 2008, no cash contributions have been made to the UUES section of the ESPS.

20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and company, and the movements thereon, during the current and prior year:

				Group	Company
	Accelerated tax depreciation £m	Retirement benefit obligations £m	Other £m	Total £m	Total £m
At 1 April 2006	1,564.8	(106.1)	(32.1)	1,426.6	(7.4)
Charged to the income statement	15.1	–	94.3	109.4	6.5
Charged/(credited) to equity	–	14.0	0.8	14.8	(6.4)
At 31 March 2007	1,579.9	(92.1)	63.0	1,550.8	(7.3)
Adjustment in relation to NGNPS (see note 19)	–	(0.3)	–	(0.3)	–
At 31 March 2007	1,579.9	(92.4)	63.0	1,550.5	(7.3)
Change in taxation rate	(105.3)	6.1	(4.2)	(103.4)	0.5
Charged/(credited) to the income statement	51.4	84.6	(73.1)	62.9	10.6
Credited to equity	–	(35.4)	(0.4)	(35.8)	(8.6)
Disposed of during the year	(312.2)	8.8	(6.8)	(310.2)	–
At 31 March 2008	**1,213.8**	**(28.3)**	**(21.5)**	**1,164.0**	**(4.8)**

Certain deferred tax assets and liabilities have been offset in accordance with IAS 12 'Income Taxes'.

Following the Chancellor's 2008 Budget the group is forecasting a one-off deferred tax charge in 2008/09 relating to the abolition of industrial buildings allowances. This one-off charge is anticipated to be over £200 million.

21 Provisions

				Group	Company
	Restructuring £m	Onerous leases £m	Other £m	Total £m	Other and total £m
At 1 April 2006	18.4	12.0	22.7	53.1	–
Reclassification in the year	–	14.9	23.4	38.3	12.6
Charged to the income statement	5.0	–	1.8	6.8	2.0
Utilised in the year	(13.0)	–	(14.9)	(27.9)	(0.1)
Disposed of in the year	(4.1)	(19.2)	(8.1)	(31.4)	–
At 31 March 2007	6.3	7.7	24.9	38.9	14.5
Charged/(credited) to the income statement	22.3	(4.0)	4.9	23.2	(1.0)
Utilised in the year	(12.2)	–	(2.4)	(14.6)	(0.6)
Disposed of in the year	(4.1)	(3.7)	–	(7.8)	–
At 31 March 2008	**12.3**	**–**	**27.4**	**39.7**	**12.9**

During the year ended 31 March 2007, the directors reviewed the liabilities of the group and, after due consideration of their nature, considered it appropriate to reclassify certain liabilities, in respect of potential legal claims against the group and the cost of vacant properties, from accruals to provisions. The total effect increased provisions and decreased accruals and deferred income within trade and other payables by £38.3 million (company: £12.6 million) during the prior year.

The restructuring provision principally relates to severance and programme costs as a result of group reorganisation.

Other provisions principally relate to legal claims against the group and company and represent management's best estimate of the value of settlement and costs. It is estimated that these claims will be settled in more than one year.

21 Provisions continued

Provisions have been analysed between current and non-current as follows:

				Group	Company
	Restructuring £m	Onerous leases £m	Other £m	Total £m	Other and total £m
At 31 March 2008					
Non-current	–	–	18.7	18.7	8.5
Current	12.3	–	8.7	21.0	4.4
	12.3	–	27.4	39.7	12.9
At 31 March 2007					
Non-current	–	7.7	22.7	30.4	12.5
Current	6.3	–	2.2	8.5	2.0
	6.3	7.7	24.9	38.9	14.5

22 Trade and other payables

	Group		Company	
Non-current	2008 £m	2007 £m	2008 £m	2007 £m
Deferred grants and contributions	122.1	400.1	–	–
Other creditors	3.4	14.2	–	–
	125.5	414.3	–	–

	Group		Company	
Current	2008 £m	2007 £m	2008 £m	2007 £m
Trade payables	78.8	52.7	2.0	1.7
Amounts owed to subsidiary undertakings	–	–	583.1	455.5
Amounts owed to related parties (see note 27)	0.1	0.3	–	–
Other tax and social security	7.1	6.9	0.6	0.3
Other creditors	3.7	16.8	3.7	16.8
Accruals and deferred income	682.2	672.5	26.2	28.2
	771.9	749.2	615.6	502.5

The average credit period taken for trade purchases is 29 days for the group (2007: 23 days) and is 18 days (2007 re-presented: 14 days) for the company. The prior year comparative for the company has been re-presented to bring the calculation in line with that of the group.

The directors consider that the carrying amount of trade payables approximates to their fair value at both 31 March 2008 and 31 March 2007.

Deferred grants and contributions

	2008 £m	2007 £m
At 1 April	400.1	347.3
Received in the year	69.3	67.4
Disposed of in the year	(334.7)	(0.6)
Credited to the income statement	(12.6)	(14.0)
At 31 March	122.1	400.1

Deferred grants are those amounts received under government grant schemes. Deferred contributions are those amounts received from customers in respect of new connections to the network.

23 Shareholders' equity

Group	Share capital £m	Share premium account £m	Revaluation reserve £m	Treasury shares £m	Cumulative exchange reserve £m	Other reserves £m	Re-presented Retained earnings £m	Total £m
At 1 April 2006	875.4	1,407.8	158.8	(0.3)	2.2	13.4	171.9	2,629.2
Profit for the year attributable to equity holders	–	–	–	–	–	–	433.5	433.5
Dividends	–	–	–	–	–	–	(387.3)	(387.3)
New share capital issued	4.4	14.1	–	–	–	–	–	18.5
Post-employment benefits – actuarial gains on defined benefit schemes	–	–	–	–	–	–	46.5	46.5
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	3.9	3.9
Revaluation of investments	–	–	–	–	–	8.9	–	8.9
Fair value gains on cashflow hedges	–	–	–	–	–	2.8	–	2.8
Tax on items taken directly to equity	–	–	–	–	–	(0.8)	(14.0)	(14.8)
Exchange adjustments	–	–	–	–	(6.4)	–	–	(6.4)
At 31 March 2007	879.8	1,421.9	158.8	(0.3)	(4.2)	24.3	254.5	2,734.8
Profit for the year attributable to equity holders	–	–	–	–	–	–	909.2	909.2
Dividends	–	–	–	–	–	–	(400.4)	(400.4)
New share capital issued	1.8	7.4	–	–	–	–	–	9.2
Post-employment benefits – actuarial losses on defined benefit schemes	–	–	–	–	–	–	(126.4)	(126.4)
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	2.6	2.6
Revaluation of investments	–	–	–	–	–	34.9	–	34.9
Fair value losses on cashflow hedges	–	–	–	–	–	(1.5)	–	(1.5)
Tax on items taken directly to equity	–	–	–	–	–	0.4	35.4	35.8
Exchange adjustments	–	–	–	–	11.8	–	–	11.8
At 31 March 2008	**881.6**	**1,429.3**	**158.8**	**(0.3)**	**7.6**	**58.1**	**674.9**	**3,210.0**

The comparatives for the year ended 31 March 2007, for the group have been re-presented to incorporate within equity a category for other reserves to include revaluation of investments and fair value gains/(losses) on cashflow hedges and the associated tax on these items. The amounts were previously disclosed within retained earnings but are now classified within other reserves as the directors believe this provides a fairer presentation of these items. The comparatives for the year ended 31 March 2007 for the group have also been re-presented to reflect its participation in the Northern Gas Networks Pension Scheme. This adjustment had a net £nil impact on retained earnings (see note 19).

Financial statements

23 Shareholders' equity continued

Company	Share capital £m	Share premium account £m	Treasury shares £m	Cumulative exchange reserve £m	Retained earnings £m	Total £m
At 1 April 2006	875.4	1,407.8	(0.3)	5.2	2,523.2	4,811.3
Loss for the year attributable to equity holders	–	–	–	–	(106.7)	(106.7)
Dividends	–	–	–	–	(387.3)	(387.3)
New share capital issued	4.4	14.1	–	–	–	18.5
Post-employment benefits – actuarial losses on defined benefit schemes	–	–	–	–	(21.4)	(21.4)
Credit to equity for equity-settled share-based payments	–	–	–	–	3.9	3.9
Tax on items taken directly to equity	–	–	–	–	6.4	6.4
Exchange adjustments	–	–	–	(6.9)	–	(6.9)
At 31 March 2007	879.8	1,421.9	(0.3)	(1.7)	2,018.1	4,317.8
Profit for the year attributable to equity holders	–	–	–	–	1,311.3	1,311.3
Dividends	–	–	–	–	(400.4)	(400.4)
New share capital issued	1.8	7.4	–	–	–	9.2
Post-employment benefits – actuarial losses on defined benefit schemes	–	–	–	–	(30.6)	(30.6)
Credit to equity for equity-settled share-based payments	–	–	–	–	2.6	2.6
Tax on items taken directly to equity	–	–	–	–	8.6	8.6
Exchange adjustments	–	–	–	0.6	–	0.6
At 31 March 2008	**881.6**	**1,429.3**	**(0.3)**	**(1.1)**	**2,909.6**	**5,219.1**

The authorised ordinary share capital of the company was 1,300,000,000 ordinary shares of £1 each at 31 March 2008 (2007: 1,119,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2008 was 881,621,190 ordinary shares (2007: 879,812,392).

1,808,798 (2007: 4,389,815) ordinary shares were allotted during the year ended 31 March 2008 for the exercise of options in accordance with the rules of the employee ShareSave schemes and the executive share option scheme for a total consideration of £9.2 million (2007: £18.5 million).

As permitted by section 230(4) of the Companies Act 1985, the company has not presented its own income statement. The amount of group profit for the financial year dealt with in the company's income statement is £1,311.3 million (2007: £106.7 million loss) after accounting for dividends received from subsidiary undertakings of £1,580.7 million (2007: £48.1 million) and a profit on disposal of its associate of £8.7 million (2007: loss on disposal of Vertex of £100.4 million).

24 Acquisition of subsidiary undertakings

The group made no material acquisitions during the year ended 31 March 2008.

On 30 March 2006, the group and company acquired 100 per cent of the issued share capital of 1st Software Limited for initial cash consideration of £25.3 million and deferred contingent consideration of up to £13.5 million. On 26 March 2007, on disposal of the Vertex business, the liability for the deferred contingent consideration was assumed by United Utilities PLC. The deferred contingent consideration was settled in full on 31 March 2008 by United Utilities PLC (see note 7).

25 Operating lease commitments

	2008		2007	
Group	Property £m	Plant and equipment £m	Property £m	Plant and equipment £m
Commitments under non-cancellable operating leases due:				
Within one year	1.9	0.9	3.8	1.7
In the second to fifth years inclusive	6.1	1.3	12.3	2.0
After five years	175.6	–	180.3	–
	183.6	**2.2**	**196.4**	**3.7**

In respect of the group's commitment to significant property leases, there are no contingent rentals payable, or restrictions on dividends, debt or further leasing imposed by these lease arrangements. The group has the right to renew such leases and escalation of rents is via rent reviews over a minimum five-year period.

26 Share-based payments

The company operates several share option schemes. Options are exercisable at a price equal to the average quoted market price of the company's shares on the date of grant. Options are forfeited if the employee leaves the group through resignation or dismissal before the options vest.

Cash-settled share-based payments transactions are measured at fair value. Fair value is remeasured at each balance sheet date and at the date of settlement, with changes in fair value recognised in the profit or loss for the period.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of shares that will eventually vest.

Fair value is measured by use of both simulation and binomial models according to the relevant measures of performance. The models include adjustments, based on management's best estimate, for the effects of exercise restrictions, behavioural considerations and expected dividend payments. The option life is derived from the models based on these assumptions and other assumptions identified below.

The total expense included within operating profit from continuing operations in respect of equity-settled share-based payments was £2.6 million (2007: £3.9 million) and £nil (2007: £0.1 million) in respect of cash-settled share-based payments.

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group's companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2008, the Trust held 53,601 (2007: 53,601) shares on trust and these shares will be used to satisfy awards payable under the group's performance share plan. All dividends payable on the shares during the current and prior years were waived.

Further details of the different types of share-based payments are as follows:

Continuing operations

Company share option scheme 1999

The company share option scheme 1999 is for senior executives (excluding, with effect from the introduction of the group's long-term incentive plan, executive directors and other executives participating in that plan and its successor, the performance share plan).

Options under the company share option scheme 1999 are exercisable in a period beginning no earlier than three years (five years for discounted options under the former executive share option scheme, which are no longer granted) and ending no later than ten years from the date of grant.

Employee ShareSave scheme

The employee ShareSave scheme is available to all eligible employees and is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme the last date exercisable will be delayed by one month.

Performance share plan

The performance share plan (PSP) is for senior executives of the group. Options under the performance share plan are exercisable no earlier than three years from the 31 March preceding the date of grant and have an exercise period of three months. PSP awards are subject to a total shareholder return (TSR) performance condition (a market-based measure of performance).

Matching share award plan

The matching share award plan (MSP) is for senior executives of the group. Options under this scheme are exercisable no earlier than three years from the 31 March preceeding the date of grant and have an exercise period of three months. MSP awards are 50 per cent subject to a TSR performance condition (a market-based measure of performance). The remaining 50 per cent of the award is subject to operational performance conditions.

Cash-settled share-based payments

The group issued, to certain employees, share appreciation rights (SARs) that require the group to pay the intrinsic value of the SARs to the employee at the date of exercise. At 31 March 2008, the group has recorded liabilities of £0.2 million (2007: £0.4 million) in respect of SARs.

The fair value of the SARs is determined using the Black-Scholes pricing model using the assumptions detailed below. The group recorded a total credit of £0.2 million (2007: £0.1 million expense) during the year in respect of SARs. At 31 March 2008, the total intrinsic value of the vested SARs was £nil (2007: £nil).

Other share-based payment plan

The main all-employee scheme is the HM Revenue and Customs approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the group introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

26 Share-based payments continued

2008	Matching share award plan TSR 50%	Matching share award plan Operational 50%	Cash-settled share-based payments	Performance share plan
Weighted average exercise price (£ per share)	–	–	–	–
Vesting period (years)	3.0	3.0	–	3.0
Expected volatility (%)	15.0	15.0	–	14.0
Expected option life after adjustment for anticipated forfeiture (years)	2.7	2.7	–	2.8
Risk free rate (%)	5.4	5.4	–	5.7
Expected dividend yield (%)	6.79	–	–	5.9
Fair value (£ per share)	1.43	6.62	–	1.84

2007	Matching share award plan TSR 50%	Matching share award plan Operational 50%	Cash-settled share-based payments	Performance share plan
Weighted average exercise price (£ per share)	–	–	–	–
Vesting period (years)	–	–	3.0	3.0
Expected volatility (%)	–	–	14.2	14.2
Expected option life after adjustment for anticipated forfeiture (years)	–	–	2.7	2.7
Risk free rate (%)	–	–	4.84	4.85
Expected dividend yield (%)	–	–	–	–
Fair value (£ per share)	–	–	7.55	1.77

The rules of the cash-settled share-based payment plan and PSP were amended in the year ended 31 March 2007 to include dividend reinvestment.

The expected volatility is based on the historical volatility of the company's share price over the expected life of the option.

The movement in total outstanding options in respect of grants of equity instruments after 7 November 2002 unvested as of 1 April 2004, and therefore within the scope of IFRS 2, is provided below:

Re-presented	Company share option scheme 1999		Employee ShareSave scheme		Matching share award plan		Performance share plan		Cash-settled share-based payments
	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)	Number of options	Weighted average exercise price (£)	Number of SARs
Outstanding at 1 April 2006	420,953	5.44	2,810,871	4.05	–	–	3,630,686	–	127,407
Granted	–	–	–	–	–	–	817,226	–	56,592
Dividend reinvestment	–	–	–	–	–	–	35,868	–	2,481
Forfeited	–	–	(114,952)	4.06	–	–	(317,408)	–	(34,630)
Exercised	(131,183)	5.44	(1,696,035)	3.98	–	–	(566,620)	–	–
Expired	(52,698)	5.44	(30,852)	4.15	–	–	(816,274)	–	(4,332)
Outstanding at 31 March 2007	237,072	5.44	969,032	4.19	–	–	2,783,478	–	147,518
Granted	–	–	–	–	101,367	–	305,868	–	–
Dividend reinvestment	–	–	–	–	6,869	–	84,580	–	3,534
Forfeited	(22,832)	–	(22,815)	4.23	–	–	(240,185)	–	(3,561)
Exercised	(69,749)	5.44	(877,997)	4.19	–	–	–	–	–
Expired	–	–	(10,359)	4.04	–	–	(1,030,236)	–	(55,290)
Outstanding at 31 March 2008	**144,491**	**5.44**	**57,861**	**4.23**	**108,236**	**–**	**1,903,505**	**–**	**92,201**
Range of prices									
31 March 2008		**5.44**		**4.23**		–		–	–
31 March 2007		5.44		3.96-4.23		–		–	–
Weighted average share price at date of exercise									
31 March 2008		**7.12**		**6.85**		–		–	–
31 March 2007		7.07		7.17		–		6.52	–
Contractual remaining life									
31 March 2008		**4.7 years**		**0.4 years**		**2.0 years**		**1.3 years**	**0.5 years**
31 March 2007		5.7 years		1.4 years		–		2.3 years	2.3 years

None of the share options identified above as outstanding at 31 March 2008 had vested at that date.

Options outstanding at 31 March under the share option schemes which are outside the scope of IFRS 2 'Share-based Payments', together with their exercise prices and dates, were:

	2008	2007	Exercise price pence	Normal dates of exercise
Employee ShareSave scheme	–	74,166	432.3[1]	2005 or 2007
Executive share option scheme	–	46,965	546.4[2]	2000 to 2007
	–	151,364	664.5[2]	2000 to 2007
	26,598	103,083	766.0[2]	2001 to 2008
	93,934	147,123	750.5[2]	2001 to 2008
	182,816	324,683	664.0[2]	2002 to 2009
Company share option scheme 1999	17,045	69,247	532.2[2]	2002 to 2009
	146,529	261,989	587.9[2]	2003 to 2010
	29,971	128,446	575.8[2]	2003 to 2010
	156,691	262,755	563.7[2]	2004 to 2011
	71,937	163,313	509.3[2]	2005 to 2012
	257,569	438,894	528.3[2]	2005 to 2012
	983,090	2,172,028		

Notes:

(1) The exercise price represents 80 per cent of the market price at the date the option was granted.

(2) The exercise price equalled the market price at the date the option was granted.

Financial statements

26 Share-based payments continued

Discontinued operations

Vertex performance share plan (Vertex PSP)

The Vertex PSP was for senior executives of the group. Options under the Vertex PSP are exercisable no earlier than three years from the 31 March preceding the date of grant and have an exercise period of three months. Vertex PSP awards are subject to both a TSR performance condition (a market-based measure of performance) and earnings before interest, taxation and amortisation (EBITA) and return on capital employed (ROCE) performance conditions (non-market based measures of performance).

The Vertex PSP scheme was discontinued in line with the disposal of Vertex on 26 March 2007 (see note 7). Accordingly, all Vertex PSP options will vest no later than 31 March 2009 and the remaining charge is considered to be inconsequential.

For those share option awards granted in the year ended 31 March 2008 and 31 March 2007, the assumptions used in the calculation of the fair values were as follows:

	2008	2007
Weighted average exercise price (£ per share)	–	–
Vesting period (years)	–	3.0
Expected volatility (%)	–	14.3
Expected option life after adjustment for anticipated forfeiture (years)	–	2.7
Risk free rate (%)	–	4.85
Expected dividend yield (%)	–	–
Fair value (£ per share)	–	4.36

The movement in total outstanding options in respect of grants of Vertex PSP equity instruments after 7 November 2002 unvested as of 1 April 2004, and therefore within the scope of IFRS 2, is provided below:

	Number of options	Weighted average exercise price (£)
Outstanding at 1 April 2006	913,696	–
Granted	463,010	–
Dividend reinvestment	–	–
Forfeited	(483,003)	–
Exercised	–	–
Expired	–	–
Outstanding at 31 March 2007	893,703	–
Granted	–	–
Dividend reinvestment	22,579	–
Forfeited	(7,476)	–
Exercised	–	–
Expired	(345,563)	–
Outstanding at 31 March 2008	**563,243**	**–**
Range of prices		
31 March 2008		–
31 March 2007		–
Weighted average share price at date of exercise		
31 March 2008		–
31 March 2007		–
Contractual remaining life		
31 March 2008		**0.7 years**
31 March 2007		2.3 years

The rules of the Vertex PSP were amended in the year ended 31 March 2007 to include dividend reinvestment.

None of the share options identified above as outstanding at 31 March 2008 had vested at that date.

27 Related party transactions

Group

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Trading transactions

The following transactions were carried out with the group's associate and joint ventures:

	Sales of services		Purchases of goods and services	
	2008 £m	2007 £m	2008 £m	2007 £m
Joint ventures	130.9	95.3	3.2	3.0
Associate	–	10.2	–	6.2
	130.9	105.5	3.2	9.2

	Amounts owed by related parties		Amounts owed to related parties	
	2008 £m	2007 £m	2008 £m	2007 £m
Joint ventures	15.0	10.6	0.1	–
Associate	–	1.3	–	0.3
	15.0	11.9	0.1	0.3

Sales of services to related parties were on the group's normal trading terms.

The amounts outstanding are unsecured and will be settled in accordance with normal credit terms. No guarantees have been given or received. A £nil provision has been made for doubtful receivables in respect of the amounts owed by related parties (2007: £0.1 million).

The group disposed of its associate during the year ended 31 March 2008 (see notes 7 and 13).

Company

The parent company receives dividend income, pays and receives interest to and from and recharges certain costs to subsidiary undertakings in the normal course of business.

Total dividend income received during the year amounted to £1,580.7 million (2007: £48.1 million), total net interest paid during the year was £17.2 million (2007: £4.7 million interest received) and total recharges were £34.6 million (2007: £28.2 million). Amounts outstanding at 31 March 2008 and at 31 March 2007 between the parent company and subsidiary undertakings are provided in notes 15, 17 and 22.

In addition, the parent company also recharges certain costs to its associate in the normal course of business. Total recharges were £nil (2007: £8.6 million) during the period until 19 June 2007 on disposal of the associate. There were no amounts outstanding between the parent company and its associate at 31 March 2007.

Related party receivables and payables are not secured and no guarantees were issued in respect thereof. Balances will be settled in accordance with normal credit terms. An allowance for doubtful receivables of £10.1 million (2007: £nil) has been made for amounts owed by subsidiary undertakings. In the year ended 31 March 2008, an expense of £212.1 million was recorded in respect of bad or doubtful receivables due from subsidiary undertakings (2007: £nil).

The directors and key management of the company are the same as for the group. Information on the remuneration of directors and key management personnel can be found in note 2.

28 Cash generated from operations

	Group		Re-presented Company	
	2008 £m	2007 £m	2008 £m	2007 £m
Continuing operations				
Profit/(loss) before taxation	478.3	502.3	1,285.4	(132.6)
Adjustment for investment income and finance expense	184.9	139.8	78.1	64.8
Operating profit/(loss)	663.2	642.1	1,363.5	(67.8)
Adjustments for:				
Depreciation of property, plant and equipment	226.0	213.8	0.1	0.2
Amortisation of other intangible assets	22.2	7.5	–	–
Profit on disposal of property, plant and equipment	(5.7)	(3.4)	–	–
Equity-settled share-based payments charge	2.6	3.9	2.6	3.9
Other non-cash movements	3.9	–	–	–
Profit on disposal of associates	–	–	(8.7)	–
Loss on disposal of subsidiaries	–	–	–	100.4
Changes in working capital:				
(Increase)/decrease in inventories	(4.1)	4.0	–	–
(Increase)/decrease in trade and other receivables	(81.3)	(66.6)	(114.2)	78.6
Increase/(decrease) in provisions and payables	50.1	9.5	49.9	(53.1)
Cash generated from continuing operations	876.9	810.8	1,293.2	62.2
Discontinued operations				
Profit before taxation	141.9	174.2		
Adjustment for investment income and finance expense	16.6	26.2		
Operating profit	158.5	200.4		
Adjustments for:				
Depreciation of property, plant and equipment	9.7	68.0		
Amortisation of other intangible assets	0.6	13.4		
Loss/(profit) on disposal of property, plant and equipment	2.5	(2.4)		
Changes in working capital:				
Decrease/(increase) in inventories	3.6	(0.1)		
Decrease in trade and other receivables	6.3	61.3		
Decrease in provisions and payables	(36.5)	(84.8)		
Interest paid	(17.1)	(43.6)		
Interest received and similar income	10.3	12.1		
Tax paid	(38.4)	(19.9)		
Cash generated from operating activities – discontinued operations	99.5	204.3		

Non-cash transactions
During the year, the retained pension balances £nil (2007: £26.8 million) in respect of United Utilities Electricity and the group's facilities management operations have been transferred to the company's share of the defined benefit pension schemes (see note 19).

There were no material non-cash transactions during the year affecting the group.

Disposal of subsidiary
The company cashflow statement includes additional proceeds in relation to the intra-group disposal of 1st Software Limited of £nil (2007: £21.2 million).

29 Contingent liabilities

The company guaranteed loans of group undertakings up to a maximum of £418.2 million (2007: £703.7 million), including £418.2 million (2007: £613.7 million) relating to United Utilities Water PLC's loans from European Investment Bank and £nil (2007: £90.0 million) relating to United Utilities Electricity Limited's loans from European Investment Bank.

The group has entered into performance guarantees as at 31 March 2008, where a financial limit has been specified of £121.6 million (2007: £134.1 million).

The company has entered into performance guarantees as at 31 March 2008, where a financial limit has been specified of £106.5 million (2007: £134.1 million).

30 Events after the balance sheet date

On 30 May 2008, the parent company entered into a loan agreement with United Utilities Group PLC (UUG) for £1.5 billion. UUG will become the ultimate holding company of the group subsequent to the scheme of arrangement scheduled to occur in July 2008. The draw down of the loan facility will be contingent on the completion of the scheme of arrangement.

There were no other events arising after the balance sheet date that require recognition or disclosure in the financial statements for the year ended 31 March 2008.

Shareholder information

£1.5 billion return of value to shareholders

As set out in the circular to shareholders published on 6 June 2008, the board intends to return to shareholders a total of £1.5 billion or 170 pence per share. This substantial total return is analysed in the table below:

Proposed return of value to shareholders	£m	Pence per share*
Net equity proceeds from sale**	1,050**	119
Additional return to create more efficient capital structure	450	51
Total proposed return via B share scheme	1,500	170

Notes:

* Based on 880 million ordinary shares in issue at the time the sale was agreed.

** £1,782 million sale price less United Utilities Electricity net debt of £686 million at fair value at the date of disposal, including United Utilities' group debt apportioned to the electricity business and transaction costs of £46 million.

The proposed return of value will be in the form of a redeemable B share scheme providing shareholders (other than shareholders in certain overseas jurisdictions) with a choice of receiving the return as capital or income and the option to spread the return over two financial years.

In order to implement the B share scheme and increase the group's distributable reserves, the company intends to propose a change to its corporate structure. The proposed change, which is subject to court and shareholder approval, involves a scheme of arrangement to introduce a new parent company above United Utilities PLC. The reserves created by the implementation of the new structure will be available for the proposed return of value and the declaration of future dividends.

The scheme of arrangement will involve the new parent company acquiring all of the shares in United Utilities PLC and issuing new shares. This will comprise the issue of new ordinary shares and redeemable B shares to facilitate the return of value. The number of new ordinary shares issued will be reduced from the existing number of ordinary shares, commensurate with the return of value, with a view to aiding comparability of share price and earnings per share before and after the return of value. Following the implementation of the new structure, United Utilities' shareholders will hold shares in the new parent company equivalent to their previous percentage holding in United Utilities PLC. The new structure will be implemented at the same time as the return of value.

The necessary steps to achieve the above corporate restructuring are expected to be completed during the summer, enabling the return of value to take place in August 2008.

Annual general meeting

The company is holding its 2008 annual general meeting on Friday 25 July 2008 at the Bridgewater Hall, Manchester. It will start at 11.00 a.m. The notice calling the meeting includes a full explanation of the resolutions to be proposed at the annual general meeting.

Key events for shareholders – 2008/09

Subject to the successful conclusion of a scheme of arrangement United Utilities PLC will be replaced by a new holding company to be known as United Utilities Group PLC. Shortly after the annual general meeting, United Utilities PLC shares will be cancelled and delisted and United Utilities Group PLC will issue ordinary shares and B redeemable shares in their place. Furthermore:

- United Utilities PLC will pay the 2008 final dividend on 8 August 2008.
- We will despatch new share certificates for ordinary shares and outstanding B shares in United Utilities Group PLC by 11 August 2008.
- United Utilities Group PLC will despatch cheques in payment of the B dividend and the first redemption date for the B shares on 11 August 2008.
- We will announce the half year results on 26 November 2008 (provisional).
- We will pay the 2009 interim dividend in February 2009.
- We will despatch cheques in respect of Final B Share Redemption on 20 April 2009.
- We will announce the preliminary full year results in May or June 2009.
- We will publish United Utilities Group PLC's first annual report and accounts, the stakeholder report and summary financial statement in June 2009.
- We will hold the first annual general meeting of United Utilities Group PLC in July 2009.

Keeping you in the picture

You can find more information about United Utilities quickly and easily on the United Utilities' website. In addition to the annual report and accounts, the stakeholder report and other reports, company announcements are also published on the website, including the interim and preliminary results announcements and associated presentations. **www.unitedutilities.com/corporatereports** .

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about various aspects of its business. You can get more information about them from Gaynor Kenyon, Communications Director, at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP (telephone: +44 (0) 1925 237000; email: gaynor.kenyon@uuplc.co.uk).

You can obtain a copy of the regulatory accounts for United Utilities Water for the year ended 31 March 2008 from the company's website – go to **www.unitedutilities.com** . You can also obtain a copy, free of charge, by telephoning Julie McGowan on +44 (0) 1925 237059.

Enquiring about your shareholding
If you want to ask about your shareholding, or need any information, please contact the company's registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA (telephone: +44 (0) 871 384 2041 or textphone for shareholders with hearing difficulties: +44 (0) 871 384 2255).

The registrar's website allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the website to value your portfolio by reference to a recent market price and, if you wish, sell your shares online. To register with Shareview go to **www.shareview.co.uk**, click on 'Create a portfolio' and follow the on-screen registration process using the eight-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Equiniti at the above address, giving details of the accounts concerned and how you want them to be merged.

Paying your dividends direct to your account
The registrars pay dividends direct to a shareholder's bank or building society account through the BACS (Bankers' Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company's registrar at the address above.

Dealing in United Utilities' shares
You can now buy or sell our ordinary shares using Equiniti's share dealing service (telephone: +44 (0) 845 603 7037) or deal online. **www.shareview.co.uk/dealing** .

Holding your shares tax-efficiently
The United Utilities' single company ISA (a Maxi or Mini shares-only individual savings account), managed by Equiniti, offers a tax-efficient way of holding United Utilities' shares. To get more information, please ring +44 (0) 871 384 2244 stating that you are a United Utilities shareholder.

Donating shares to the ShareGift scheme
ShareGift is a charity (registered charity number 1052686) which specialises in accepting donations of small numbers of shares which are uneconomic to sell on their own. Shares which have been donated to ShareGift are aggregated and sold when practicable, with the proceeds passed on to a wide range of UK charities. Further details about ShareGift can be obtained from its website at **www.ShareGift.org** or by writing to ShareGift at 17 Carlton House Terrace, London SW1Y 5AH (telephone: +44 (0) 207 930 3737).

American Depositary Receipts (ADRs)
United Utilities' shares are traded in the US in the form of American Depositary Receipts (ADRs), and trade under the symbol UUPLY on the OTC market. Each ADR represents two shares. JPMorgan Chase Bank, N.A. is the depositary and its address for enquiries is JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606 3408. Telephone: (800) 990 1135 (US toll free) or outside the US, +1 (201) 680 6630 or visit the website. **www.adr.com/shareholder** .

Avoiding unsolicited mail
The company is legally obliged to make its register of members available to other organisations and, because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, and you have a UK registered address, please write to the Mailing Preference Service, Freepost 29, LON20771, London W1E 0ZT, or register by telephoning +44 (0) 845 703 4599 or online. **www.mpsonline.org.uk** .

Warning to shareholders
Over the last year, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

The Financial Services Authority (FSA) maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. More detailed information on this or similar activity can be found on the FSA website. **www.moneymadeclear.fsa.gov.uk** .

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 871 384 2041 or visit the website. **www.unitedutilities.com** .

Glossary

These explanations are designed to help understanding of our non-financial KPIs. Additional measures and information can be found at www.unitedutilities.com/stakeholder2008 .

Environment
Pollution incidents: the number of category 1 and 2 incidents (i.e. the most serious types) that cause pollution of water courses during the calendar year, as defined by the Environment Agency. For further explanation please visit http://www.environment-agency.gov.uk .

Water quality: mean zonal compliance is a calendar year measure of overall drinking water quality used by the Drinking Water Inspectorate. It comprises an average measure of 40 different parameters tested at customers' taps and supply points. For further explanation please visit www.dwi.gov.uk .

Greenhouse gas emissions: these are measured in metric tonnes of carbon dioxide equivalent. This is derived by multiplying the amount of the gas emitted by its global warming potential (i.e. how much more effect it has compared to carbon dioxide).

Greenhouse gases are six gases that we measure for their contribution to global warming. Each gas has a different impact and these are expressed in terms of carbon dioxide emissions.

For further explanation please visit www.defra.gov.uk .

Renewable energy generated: the number of gigawatt-hours of energy generated by United Utilities from renewable energy sources such as hydro electric.

A gigawatt is a unit of power equal to one billion (one thousand million) watts.

Employees
Employee engagement – employee opinion survey: we carry out an annual survey of our employees to find out what they think about working for United Utilities. This leads to action planning to make United Utilities a better place to work. The employee engagement measure encompasses how employees think, feel and act.

Health and safety – accident incident rate per 100,000 employees: this is the number of lost time accidents (business time lost due to accidents) in the year, pro-rated to produce a rate per 100,000 employees.

Customers
Water – relative efficiency: how efficient we are in spending money to run our services compared to other water companies, as assessed by regulator Ofwat for the calendar years ended 31 December 2007 and 2006.

Wastewater – relative efficiency: as above.

Leakage – rolling annual average leakage: measured in Ml/d or megalitres per day. One megalitre equals one million litres.

Sewer flooding – number of properties on the at-risk register: a register that records properties at risk of experiencing one or two sewer flooding incidents in ten years.

Overall customer satisfaction – water (in response to enquiries): an internal assessment mechanism which measures the level of customer satisfaction in relation to the responses received from enquiries, which involves interviewing customers. Such sample interviews are conducted monthly.


carbon
SMART

Within this report we have worked to reduce our impact on the environment and have offset carbon emissions that cannot be eliminated.

Printed on Revive 50:50 Silk and UU Offset paper. This is made from pre and post consumer waste and virgin wood fibre. It is manufactured at mills that are certified to ISO14001 environmental management standards .The pulp is bleached using an elemental chlorine free (ECF) process. The inks used are all vegetable oil based.

Printed at St Ives Westerham Press Ltd, ISO14001 and CarbonNeutral®

Designed and produced by Black Sun Plc


United
Utilities

United Utilities PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP

Telephone +44 (0)1925 237000
Facsimile +44 (0)1925 237066

Registered in England and Wales
Registered number 2366616

www.unitedutilities.com

United Utilities Group Plc
12g3-2(b) Application Documents

13. Filings on the Regulatory News Service ("RNS") for the period from April 1, 2008 to July 22, 2008

Regulatory Announcement

Go to market news section

Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Director/PDMR Shareholding
Released	16:29 18-Jul-08
Number	81626-B69F

UNITED UTILITIES PLC

DIRECTORS' AND PDMR INTERESTS IN SHARES

United Utilities PLC ('the Company') announces that it received notification on 18 July 2008 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of 1 each on behalf of the following directors and persons discharging managerial responsibility on 17 July 2008, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 689.5 pence per share.

Director/PDMR	No. of Shares purchased
MARTIN BRADBURY	22
ALISON CLARKE	22
CHARLES CORNISH	22
CLIVE ELPHICK	22
PHILIP GREEN	22
GAYNOR KENYON	22
TOM KEEVIL	22
TIM WELLER	22

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 (0) 1925 237052.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade OTC in the USA under the Trading Symbol 'UUPLY'.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Publication of Supplementary Prospectus
Released	14:52 18-Jul-08
Number	4246Z14

RNS Number : 4246Z
United Utilities PLC
18 July 2008

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 18 July 2008 (the "Supplement") to the offering circular dated 20 November 2007 (the "Offering Circular"), relating to United Utilities PLC and United Utilities Water PLC's €7,000,000,000 euro medium term note programme (the "Programme").

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4246Z_1-2008-7-18.pdf

The documents incorporated by reference into the Supplement are available for inspection at the Document Viewing Facility of the UK Listing Authority.

For further information, please contact Tom Fallon, Treasurer, United Utilities PLC on +44 1925 237064.

United Utilities PLC's ordinary shares trade on the London Stock Exchange.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular for the Programme) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Supplement you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Regulatory Announcement

Go to market news section

Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	United Utilities Water PLC now available at FSA's DVF
Released	12:13 18-Jul-08
Number	81212-7737

UNITED UTILITIES WATER PLC

ANNUAL REPORT AND ACCOUNTS

18 July 2008

Copies of the annual report and accounts in respect of the financial year ended 31 March 2008 are available for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000. The documents can also be found on the company's website at www.unitedutilities.com .

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Annual Information Update
Released	14:13 02-Jul-08
Number	81410-44D6

UNITED UTILITIES PLC

ANNUAL INFORMATION UPDATE 29 June 2007 - 2 July 2008 (filed via RIS within 20 days of publication of annual financial statements)

Date of publication	Description of Document	Place of filing	Place where copy can be obtained
Various	Forms 88(2) reflecting the allotment of shares as result of the operation of the save-as-you-earn scheme, performance share plan and executive share option scheme	Companies House	Companies House website
28.06.07	Annual Information Update	UK Listing Authority	LSE's and company's website
29.06.07	Total voting rights	UK Listing Authority	LSE's and company's website
05.07.07	Holding in company - Invesco 4.79%	UK Listing Authority	LSE's and company's website
09.07.07	Publication of Prospectus - Final Terms United Utilities Water PLC 100m 1.585% IL Notes	UK Listing Authority	LSE's and company's website
18.07.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
24.07.07	Holding in company - Pictet 4.98%	UK Listing Authority	LSE's and company's website
27.07.07	AGM trading statement	UK Listing Authority	LSE's and company's website
30.07.07	Announcement re AGM special	UK Listing	LSE's and

	resolutions	Authority	company's website
30.07.07	Results of AGM poll	UK Listing Authority	LSE's and company's website
30.07.07	Director/PDMR share interests - CH Elphick - share sale	UK Listing Authority	LSE's and company's website
30.07.07	Matching Share Plan Award	UK Listing Authority	LSE's and company's website
30.07.07	Rule of Matching Share Plan and new Articles of Association	Financial Services Authority	FSA - Document Viewing Facility/ Company's website
31.07.07	Total voting rights	UK Listing Authority	LSE's and company's website
31.07.07	Director/PDMR share interests - CH Elphick - share sale	UK Listing Authority	LSE's and company's website
08.08.07	Ordinary and special resolutions passed at AGM -increase in ordinary share capital, allotment authority, dis-application of statutory pre-emption rights, market purchase of its own shares by the company, approval of the Matching Share Plan and new Articles of Association	Companies House/ UK Listing Authority	Companies House website
08.08.07	Holding in company - Invesco 5.07%	UK Listing Authority	LSE's and company's website
08.08.07	Memorandum and Articles of Association	Companies House	Companies House website
15.08.07	Increase in share capital	Companies House	Companies House website
17.08.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
22.08.07	Accounts	Companies House	Companies House website/ Company's website
28.08.07	Annual Return	Companies House	Companies House website

29.08.07	Director/PDMR share interests - SIP - Dividend reinvestment and PDMR share interests	UK Listing Authority	LSE's and company's website
31.08.07	Total voting rights	UK Listing Authority	LSE's and company's website
31.08.07	Change of name United Utilities Electricity PLC to United Utilities Electricity Limited		
17.09.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
25.09.07	Trading Statement	UK Listing Authority	LSE's and company's website
25.09.07	Brokership Announcement	UK Listing Authority	LSE's and company's website
27.09.07	Resignation of Paul Capell as executive director	UK Listing Authority	LSE's and company's website
30.09.07	Total voting rights	UK Listing Authority	LSE's and company's website
03.10.07	Form 288b - Resignation of Paul Capell as executive director	Companies House	Companies House website
08.10.07	Holding in company - Legal & General 4.02%	UK Listing Authority	LSE's and company's website
17.10.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
31.10.07	Total voting rights	UK Listing Authority	LSE's and company's website
16.11.07	Publication of Final Terms	UK Listing Authority	LSE's and company's website
19.11.07	Publication of Final Terms (Amended)	UK Listing Authority	LSE's and company's website
19.11.07	Executed Final Terms UUW 1.66% 35m IL Notes due 2037	UK Listing Authority	LSE's and company's website
21.11.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website

23.11.07	Sale of United Utilities Electricity Limited	UK Listing Authority	LSE's and company's website
29.11.07	Half year 0708 Announcement	UK Listing Authority	LSE's and company's website
29.11.07	Interim Announcement	UK Listing Authority	LSE's and company's website
30.11.07	Total voting rights	UK Listing Authority	LSE's and company's website
06.12.07	Publication of Prospectus	UK Listing Authority	LSE's and company's website
06.12.07	Supplemental Prospectus	UK Listing Authority	LSE's and company's website
07.12.07	Director/PDMR share interests - MF Bradbury - executive option exercise and sale	UK Listing Authority	LSE's and company's website
14.12.07	Director/PDMR share interests - Performance Share Plan Award to Tom Keevil	UK Listing Authority	LSE's and company's website
18.12.07	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
19.12.07	Completion of sale of Electricity Assets	UK Listing Authority	LSE's and company's website
27.11.07	Interim Accounts	Companies House	Companies House website
03.12.07	Resignation of Paul Davies as secretary	UK Listing Authority	LSE's and company's website
03.12.07	Appointment of Tom Keevil as secretary	UK Listing Authority	LSE's and company's website
06.12.07	288b - Resignation of Paul Davies as secretary	Companies House	Companies House website
06.12.07	288a - Appointment of Tom Keevil as secretary	Companies House	Companies House website
31.12.07	Total voting rights	UK Listing Authority	LSE's and company's website

09.01.08	Key Dates	UK Listing Authority	LSE's and company's website
17.01.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
25.01.08	Extension to metering contract with British Gas Trading Limited to 2010	UK Listing Authority	LSE's and company's website
30.01.08	Interim Management Statement	UK Listing Authority	LSE's and company's website
31.01.08	Total voting rights	UK Listing Authority	LSE's and company's website
04.02.08	Appointment of non-executive director - Dr John McAdam	UK Listing Authority	LSE's and company's website
05.02.08	288a - appointment of Dr John McAdam as non-executive director	Companies House	Companies House website
12.02.08	Director/PDMR share interests - Dividend Reinvestment within share plans	UK Listing Authority	LSE's and company's website
18.02.08	Holding in company - Pictet 5.06%	UK Listing Authority	LSE's and company's website
19.02.08	Dr John McAdam - appointment as non-executive director of Rolls Royce plc	UK Listing Authority	LSE's and company's website
18.02.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
26.02.08	Appointment of Paul Heiden as Chairman of the Audit Committee	UK Listing Authority	LSE's and company's website
29.02.08	Investor Presentation	UK Listing Authority	LSE's and company's website
29.02.08	Total voting rights	UK Listing Authority	LSE's and company's website
03.03.08	Director/PDMR share interests - CH Elphick - SAYE Exercise	UK Listing Authority	LSE's and company's website
03.03.08	Director/PDMR share interests - MF Bradbury - SAYE Exercise	UK Listing Authority	LSE's and company's

			website
07.03.08	Director/PDMR share interests - TS Keevil (Mrs G Keevil) - Share Purchase	UK Listing Authority	LSE's and company's website
13.03.08	Charlie Cornish appointed as MD, Business Development and International	UK Listing Authority	LSE's and company's website
17.03.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
20.03.08	Dr John McAdam - appointment as Chairman of Rentokil with effect from 14 May 2008	UK Listing Authority	LSE's and company's website
26.03.08	Director/PDMR share interests - MF Bradbury and Mrs J Bradbury - Share sale	UK Listing Authority	LSE's and company's website
26.03.08	Trading Statement	UK Listing Authority	LSE's and company's website
31.03.08	Total voting rights	UK Listing Authority	LSE's and company's website
07.04.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
30.04.08	Total voting rights	UK Listing Authority	LSE's and company's website
07.05.08	Contract extension with Southern Water	UK Listing Authority	LSE's and company's website
20.05.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
30.05.08	Total voting rights	UK Listing Authority	LSE's and company's website
03.06.08	Preliminary announcement of results	UK Listing Authority	LSE's and company's website
06.06.08	Publication of prospectus and circular	UK Listing Authority	LSE's and company's website
06.06.08	Holding in company - Pictet 5.00%	UK Listing Authority	LSE's and company's website

18.06.08	Director/PDMR share interests - SIP	UK Listing Authority	LSE's and company's website
27.06.08	Accounts available at Document viewing facility	UK Listing Authority	LSE's and company's website
30.06.08	Total voting rights	UK Listing Authority	LSE's and company's website
01.07.08	Poll result of Court & General Meeting	UK Listing Authority	LSE's and company's website
01.07.08	Resolutions passed at Court and General Meeting	UK Listing Authority	LSE's and company's website
02.07.08	Resolutions passed at Court and General Meeting	Companies House	Companies House website
02.07.08	Annual Information Update	UK Listing Authority	LSE's and company's website

END

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Company	United Utilities PLC
TIDM	UU.
Headline	Resolutions of United Utilities at general meeting
Released	15:19 01-Jul-08
Number	81516-58A9

RESOLUTIONS

of

UNITED UTILITIES PLC

(the 'Company')

(passed 1 July 2008)

At a Court Meeting of the Company duly convened and held on 1 July 2008, the following resolution was duly passed.

THAT the Scheme of Arrangement pursuant to sections 895 to 899 of the Companies Act 2006 dated 6 June 2008 proposed to be made between United Utilities PLC and the holders of the Scheme Shares (as defined in the Scheme of Arrangement), a copy of which has been signed by the Chairman for identification, is approved without modification.

At a General Meeting of the Company duly convened and held on 1 July 2008, the following resolution was duly passed as a special resolution.

THAT:

(A) the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying into effect the scheme of arrangement dated 6 June 2008 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the 'Scheme') proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme);

(B) for the purpose of giving effect to the Scheme:

(i) the share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(ii) forthwith and contingently upon such reduction of capital taking effect:

(a) the authorised share capital of the Company be increased to its former amount by the creation of such number of New United Utilities Shares (as defined in the Scheme) as shall be equal to the aggregate nominal amount of the Scheme Shares cancelled pursuant to paragraph (B)(i) of this resolution; and

(b) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full, at par, the number of

New United Utilities Shares created pursuant to paragraph (B)(ii)(a) of this resolution which shall be allotted and issued, credited as fully paid, to United Utilities Group PLC and/or its nominee(s); and

(c) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the New United Utilities Shares referred to in paragraph (B)(ii)(a) and (b) of this resolution provided that (i) the maximum aggregate nominal amount of the shares which may be allotted hereunder shall be 1,000,000,000; (ii) this authority shall expire on 31 December 2008; and (iii) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said section 80; and

(C) the articles of association of the Company be amended by the adoption and inclusion of the following new article as Article 171.

'171 Shares not otherwise subject to the Scheme

171.1 For the purpose of this article 171, references to the 'Scheme' are to the scheme of arrangement dated 6 June 2008 under Section 899 of the Companies Act 2006 between the company and its members subject to that scheme of arrangement in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Terms defined in the Scheme shall have the same meanings in this article. References to 'Spouse' include a civil partner under the UK Civil Partnership Act 2004.

171.2 Notwithstanding any other provision of these articles, if any United Utilities Shares are allotted and issued to any person (a 'new member') other than United Utilities Group and/or its nominee(s) after the time at which this article becomes effective they will:

(a) if allotment and issue is prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, be allotted and issued subject to the terms of the Scheme and the new member, and any subsequent holder other than United Utilities Group and/or its nominee(s), shall be bound by the terms of the Scheme; and

(b) if allotment and issue is at or after confirmation by the Court of the reduction of capital provided for under the Scheme they will, provided the Scheme has become effective and that United Utilities Group is a member of the company and subject to article 171.3, be immediately transferred to United Utilities Group and/or its nominee(s) in consideration of and conditional on the issue or transfer to the new member of one United Utilities Group Ordinary Share for every one United Utilities Share so transferred. The United Utilities Group Ordinary Shares issued pursuant to this article 171.2(b) to the new member will be credited as fully paid and will rank equally in all respects with all United Utilities Group Ordinary Shares in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of exchange) and be subject to the memorandum and articles of association of United Utilities Group.

171.3 Any new member may, prior to the issue of the United Utilities Shares to him or her pursuant to the exercise of an option or other right under one of the company's employee share schemes, give no less than two business days' written notice to the company of his or her intention to transfer some or all of those shares to his or her Spouse and may, if such notice has been validly given, on such shares being issued to him or her immediately transfer to his or her Spouse any such shares, provided that such shares will then be immediately transferred from that Spouse to United Utilities Group and/or its nominee(s)

pursuant to article 171.2(b) as if the Spouse were a new member.

171.4 The number of United Utilities Group Ordinary Shares to be issued or transferred to the new member under article 171.2(b) may be adjusted by the board in such manner as the auditors may determine to be appropriate on any reorganisation or material alteration of the share capital of either the company or of United Utilities Group or any other return of capital to holders of United Utilities Group Ordinary Shares effected after the Scheme Effective Date, provided always that any fractions of a United Utilities Group Ordinary Share shall be disregarded and shall be aggregated and sold for the benefit of the relevant new members and the proceeds of the sale will be distributed to those members pro rata to their fractional entitlements.

171.5 In order to give effect to any such transfer required by this article 171, the company may appoint any person to execute and deliver as transferor a form of transfer on behalf of the new member in favour of United Utilities Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of United Utilities Group. Pending the registration of United Utilities Group as a holder of any share to be transferred pursuant to this article 171, United Utilities Group shall be empowered to appoint a person nominated by the directors of the company to act as attorney on behalf of the new member in accordance with such directions as United Utilities Group may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attached thereto in accordance with the directions of United Utilities Group but not otherwise.'

Registered Number: 02366616

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Results of Court Meeting and General Meeting
Released	13:50 01-Jul-08
Number	81345-D211

United Utilities PLC

Recommended proposals relating to the introduction of United Utilities Group PLC as the holding company of United Utilities PLC and for the Return of Capital of approximately 1.5 billion to Shareholders

Results of Court Meeting and General Meeting

1 July 2008

United Utilities PLC (the 'Company') announces that at the meeting convened pursuant to an order of the High Court and held earlier today (the 'Court Meeting') and at the subsequent general meeting (the 'General Meeting') to approve the scheme of arrangement and other related matters, all resolutions received the necessary majorities and were accordingly approved. At the General Meeting shareholders also approved the operation of new share schemes by United Utilities Group.

Under the scheme of arrangement, shares in the Company will be cancelled and then issued to United Utilities Group PLC ('United Utilities Group'), a new holding company. Shareholders will receive 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares and one B Share in United Utilities Group for each United Utilities Share.

The full results of the meetings are summarised below and will shortly be available on the Company's website at: www.unitedutilities.com

Expected Timetable of Key Events

24 July 2008	Court hearing of the claim form to sanction the Scheme and confirm the capital reduction of United Utilities
11:00 a.m. 25 July 2008	United Utilities Annual General Meeting
25 July 2008	Scheme Record Date
28 July 2008	Scheme Effective Date
8:00 a.m. 28 July 2008	Delisting of United Utilities Shares, Admission of United Utilities Group Ordinary Shares and dealings in United Utilities Group Ordinary Shares commence on the London Stock Exchange's main market for listed securities
30 July 2008	Court hearing to confirm the United Utilities Group Reduction of

Capital

31 July 2008	United Utilities Group Reduction of Capital becomes effective
8 August 2008	Payment of the United Utilities Final Dividend
By 19 August 2008	Despatch of cheques or crediting of CREST/mandated bank accounts in relation to B Share Dividend and Initial B Share Redemption
14 April 2009	Final B Share Redemption

This timetable is based on the Board's expectations and may be subject to change.

Documents Available for Inspection

Copies of the resolutions passed at the Court Meeting and the General Meeting have been submitted to the United Kingdom Listing Authority (the 'UKLA') and will shortly be available for viewing at the UKLA's Document Viewing Facility which is situated at the following address: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For Further Information

Equiniti Limited, United Utilities' registrars	0871 384 2898/+44 121 415 0269
Tim Weller, Chief Financial Officer, United Utilities	+44 (0) 1925 237000
Gaynor Kenyon, Communications Director, United Utilities	+44 (0) 1925 237000
Darren Jameson, Head of Investor Relations, United Utilities	+44 (0) 1925 237000
Dominic Fry/Tom Murray, Tulchan Communications	+44 (0) 20 7353 4200

Result of the Court Meeting

The voting of those members who cast votes either in person or by proxy on the resolution to approve the Scheme at the Court Meeting is summarised below:

For: 285,869,607	Against: 1,463,842	Total votes cast: 287,333,449

Result of the General Meeting

All resolutions proposed at the General Meeting were duly passed and the result of the poll is shown below. At the record date for the meeting the total number of voting rights in the Company stood at 881,754,345 and the total United Utilities Shares in issue were 881,754,345. Proxy appointments were received, by 11:15 a.m. on 29 June 2008, from shareholders of 284,829,024 United Utilities Shares.

Resolutions (No. as noted on proxy form)	Votes For	Votes Against	Votes Withheld
1. Scheme of arrangement and other related	283,662,380	1,230,966	263,658

matters			
2. Establishment by United Utilities Group PLC of the United Utilities Group 2008 Savings-Related Share Option Scheme and the United Utilities Group 2008 Share Incentive Plan	282,641,121	1,908,575	582,890
3. Establishment by United Utilities Group PLC of the United Utilities Group 2008 Performance Share Plan, the United Utilities Group 2008 International Plan and the United Utilities Group 2008 Matching Share Award Plan	276,319,992	5,257,731	3,571,665
4. Establishment by United Utilities Group PLC of additional share schemes to those mentioned in resolutions 2 and 3 for the benefit of overseas employees of United Utilities Group PLC and its subsidiaries	282,441,470	1,945,298	772,701

Notes

1. Terms used but not defined in this announcement have the meanings given to them in the scheme circular sent by the Company to its shareholders dated 6 June 2008.
2. No United Utilities Group Ordinary Shares or B Shares have been marketed to, nor are any available for purchase by, the public in the United Kingdom or elsewhere in connection with the Admission. This announcement does not constitute an offer or form part of any offer or invitation to purchase, subscribe for, sell or issue, or a solicitation of any offer to purchase, subscribe for, sell or issue United Utilities Group Ordinary Shares, B Shares or any other securities in United Utilities or United Utilities Group. This announcement does not constitute a prospectus equivalent document.
3. Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Proposals or the distribution of this announcement. Persons into whose possession this announcement comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the Proposals, the distribution of this announcement and the Prospectus. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

INFORMATION FOR US SHAREHOLDERS

4. Neither the United Utilities Group Ordinary Shares nor the B Shares will be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended, in reliance of the exemption from registration provided by Section 3(a)(10) thereof. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the United Utilities Group Ordinary Shares or the B Shares or passed an opinion on the adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

This announcement is not an offer of securities for sale in the United States. Neither the United Utilities Group Ordinary Shares nor the B Shares to be issued to Shareholders in connection with the Scheme have been, will be, nor are required to be, registered with the SEC under the US Securities Act, in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the United Utilities Group Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on Section 3 (a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

5. United Utilities PLC has received advice in relation to the Proposals from Deutsche Bank AG, London Branch and JPMorgan Cazenove Limited. Deutsche Bank, which is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business and JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority in the United Kingdom, are jointly acting as sponsors and financial advisers for United Utilities and United Utilities Group and no-one else in connection with the Proposals and will not be responsible to anyone other than United Utilities and United Utilities Group for providing protections afforded to clients of Deutsche Bank and JPMorgan Cazenove respectively or providing advice in relation to the Proposals or any other matters described in this announcement.

3

215403/11848 TP081750056 JDYW 010170:0000300608:1516

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Free annual report

Company	United Utilities PLC
TIDM	UU
Headline	Total Voting Rights
Released	16:57 30-Jun-08
Number	81655-672B

UNITED UTILITIES PLC

TOTAL VOTING RIGHTS

Month end - 30 June 2008

In accordance with the Disclosure and Transparency Rule 5.6.1 United Utilities PLC hereby notify the market that on 30 June 2008 the total number of voting rights in the company is 881,754,345 and the total shares in issue are 881,754,345. No shares are held in Treasury.

Notification of major interests in shares should be emailed to Secretariat@uuplc.co.uk and faxed to 01925 237073.

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 1 925 237052.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade over the counter under the Trading Symbol 'UUPLY'.

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Company	United Utilities PLC
TIDM	39SH
Headline	FRN Variable Rate Fix
Released	11:49 27-Jun-08
Number	0627005298

United Utilities PLC

Re: United Utilities Plc
USD 10,000,000.00
MATURING: 29-Sep-2008
ISIN: XS0177281648

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 30-Jun-2008 TO 29-Sep-2008 HAS BEEN FIXED AT 3.185630 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 29-Sep-2008 WILL AMOUNT TO:
USD 805.26 PER USD 100,000.00 DENOMINATION

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Free annual report

Company	United Utilities PLC
TIDM	UU
Headline	Copies of ARA and notice of AGM available at DVF
Released	15:00 26-Jun-08
Number	81459-C02C

UNITED UTILITIES PLC

ANNUAL REPORT AND ACCOUNTS

26 June 2008

Copies of the annual report and accounts, summary financial statement, notice of annual general meeting in respect of the financial year ended 31 March 2008, along with the proposed articles of association are available for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000. The documents can also be found on the company's website at www.unitedutilities.com .

-0-

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Company	United Utilities PLC
TIDM	41HM
Headline	FRN Variable Rate Fix
Released	11:18 19-Jun-08
Number	0619005432

United Utilities PLC

Re: United Utilities Water Plc
GBP 100000000
MATURING: 07-Jul-2056
ISIN: XS0260401244

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 07-Jan-2008 TO 07-Jul-2008 HAS BEEN FIXED AT 2.011115 PCT

DAY BASIS: ACTUAL/ACTUAL(ISMA)

INTEREST PAYABLE VALUE 07-Jul-2008 WILL AMOUNT TO:
GBP 502.78 PER GBP 50000 DENOMINATION

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Director/PDMR Shareholding
Released	16:52 18-Jun-08
Number	81650-E974

UNITED UTILITIES PLC

DIRECTORS' AND PDMR INTERESTS IN SHARES

United Utilities PLC ('the Company') announces that it received notification on 18 June 2008 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of 1 each on behalf of the following directors and persons discharging managerial responsibility on 17 June 2008, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 735.0 pence per share.

Director/PDMR	No. of Shares purchased
MARTIN BRADBURY	20
ALISON CLARKE	20
CHARLES CORNISH	20
CLIVE ELPHICK	20
PHILIP GREEN	20
GAYNOR KENYON	20
TOM KEEVIL	20
TIM WELLER	20

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 (0) 1925 237052.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade OTC in the USA under the Trading Symbol 'UUPLY'.

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	United Utilities Publishes Prospectus
Released	15 31 06-Jun-08
Number	81526-1CEE

United Utilities PLC

6 June 2008

UNITED UTILITIES PUBLISHES PROSPECTUS WITH DETAILS OF 1.5 BILLION RETURN TO SHAREHOLDERS

As a result of the sale of United Utilities Electricity and review of its capital structure, United Utilities previously announced its intention to return to Shareholders 170 pence per share (approximately 1.5 billion in aggregate). The return is being implemented through a scheme of arrangement involving the introduction of a new holding company, United Utilities Group PLC and the subsequent United Utilities Group Reduction of Capital (the 'Proposals').

United Utilities PLC is today posting a scheme circular to Shareholders regarding the Proposals. A Prospectus relating to United Utilities Group PLC is also being published today, in connection with the admission to the Official List and admission to trading on the London Stock Exchange of ordinary shares of United Utilities Group PLC.

As part of the Proposals each Shareholder will receive 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares, together with one B share of 170 pence for each United Utilities Share.

The Proposals are subject to Court approval and the approval of Shareholders.

The Court Meeting is to seek the approval of Shareholders for the Scheme. The General Meeting will be held immediately after the Court Meeting and will enable Shareholders to vote on various matters required to implement the Scheme. Both meetings will be held on 1 July 2008. The expected timetable of principal events is: -

1 July 2008	Court Meeting and General Meeting
24 July 2008	Court hearing of the claim form to sanction the Scheme and confirm the capital reduction of United Utilities
11:00 a.m. 25 July 2008	United Utilities Annual General Meeting
25 July 2008	Scheme Record Date
28 July 2008	Scheme Effective Date
8:00 a.m. 28 July 2008	Delisting of United Utilities Shares, Admission of United Utilities Group Ordinary Shares and dealings in United Utilities Group Ordinary Shares commence on the London Stock Exchange's main market for listed securities
30 July 2008	Court hearing to confirm United Utilities Group Reduction of Capital
31 July 2008	United Utilities Group Reduction of Capital becomes effective
8 August 2008	Payment of United Utilities Final Dividend

By 19 August 2008 Despatch of cheques or crediting of CREST/mandated bank accounts in relation to B Share Dividend and Initial B Share Redemption

14 April 2009 Final B Share Redemption

Although the Prospectus will not be sent to shareholders it can be viewed on United Utilities' website (www.unitedutilities.com/prospectus) or, on request, a copy can be obtained free of charge from United Utilities' Registrars by telephone on 0871 384 2898 (or from outside the UK on +44 121 415 0269).

Notice is hereby given that United Utilities PLC, conditional upon the Scheme becoming effective, intends to cancel its listing of ordinary shares from 8:00 a.m. on Monday 28 July 2008 at which time it is anticipated that dealings in United Utilities Group Ordinary Shares will commence on the London Stock Exchange.

Copies of the Circular and Prospectus have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at the following address: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

If you are a Shareholder and have questions about the Proposals, the contents of the Circular or the completion and return of your Forms of Proxy or the Form of Election, please call Equiniti Limited, United Utilities' Registrars, on 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) between 9:00 a.m. and 5:00 p.m. Monday to Friday (excluding public holidays).

Contacts

Equiniti Limited, United Utilities' Registrars 0871 384 2898 / +44 121 415 0269

Tim Weller, Chief Financial Officer, United Utilities +44 (0) 1925 237000

Gaynor Kenyon, Communications Director, United Utilities +44 (0) 1925 237000

Darren Jameson, Head of Investor Relations, United Utilities +44 (0) 1925 237000

Dominic Fry/Tom Murray, Tulchan Communications +44 (0) 20 7353 4200

NOTES:

1. Terms used but not defined herein have the meanings given to them in the Circular posted to Shareholders today.

2. Calls to the shareholder helpline run by United Utilities' Registrars, Equiniti Limited, on 0871 384 2898 (or, if you are calling from outside the United Kingdom, +44 121 415 0269) between 9:00 a.m. and 5:00 p.m. Monday to Friday (excluding public holidays). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

3. The Proposals in summary are:-

   * A scheme of arrangement whereby all ordinary shares in United Utilities PLC will be cancelled in return for the issue to Shareholders of ordinary shares and B shares in United Utilities Group PLC, the new holding company.

* Each Shareholder will receive 17 United Utilities Group Ordinary Shares for every 22 United Utilities Shares held at the Scheme Record Time, together with one B Share for each United Utilities Share held at the Scheme Record Time. The Scheme Record Time is expected to be 6:00 p.m. on 25 July 2008.

* This will be followed by a reduction in capital of United Utilities Group to create distributable reserves.

* Shareholders (other than US Shareholders, holders of United Utilities ADRs and certain other Restricted Overseas Shareholders) will have three choices as to how to receive their Return of Capital:

*

i. Initial B Share Redemption: an initial 170 pence redemption per B Share;

ii. B Share Dividend: a single dividend of 170 pence per B Share; or

iii. Final B Share Redemption: retention of B Shares until they are redeemed on 14 April 2009 for 170 pence per B Share.

+ United Utilities Group Ordinary Shares will be listed on the London Stock Exchange in the same way as the existing United Utilities Shares (which will be de-listed). The B Shares will not be listed.

4. No United Utilities Group Ordinary Shares or B Shares have been marketed to, nor are any available for purchase by, the public in the United Kingdom or elsewhere in connection with the Admission. This document does not constitute an offer or form part of any offer or

invitation to purchase, subscribe for, sell or issue, or a solicitation of any offer to purchase, subscribe for, sell or issue United Utilities Group Ordinary Shares, B Shares or any other securities in United Utilities or United Utilities Group. This document does not constitute a prospectus equivalent document.

5. Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Proposals or the distribution of this document. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the Proposals, the distribution of this document and the Prospectus. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

6. INFORMATION FOR US SHAREHOLDERS

Neither the United Utilities Group Ordinary Shares nor the B Shares will be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended, in reliance of the exemption from registration provided by Section 3(a)(10) thereof. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the United Utilities Group Ordinary Shares or the B Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

In the United States, this document is being furnished to Shareholders solely to explain the Proposals and to describe the action recommended to be taken by Shareholders in relation to the Court Meeting and the General

Meeting. This document is personal to each Shareholder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire United Utilities Group Ordinary Shares or B Shares.

This document is not an offer of securities for sale in the United States. Neither the United Utilities Group Ordinary Shares nor the B Shares to be issued to Shareholders in connection with the Scheme have been, will be, nor are required to be, registered with the SEC under the US Securities Act, in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act with respect to the United Utilities Group Ordinary Shares and the B Shares issued pursuant to the Scheme, United Utilities will advise the Court that it will rely on Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by United Utilities as an approval of the Scheme following a hearing on its fairness to Shareholders at which hearing all such Shareholders will be entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Shareholders.

7. United Utilities has received advice in relation to the Proposals from Deutsche Bank AG, London Branch and JPMorgan Cazenove Limited. Deutsche Bank, which is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business and JPMorgan Cazenove, which is authorised and

regulated by the Financial Services Authority in the United Kingdom, are jointly acting as sponsors and financial advisers for United Utilities and United Utilities Group and no-one else in connection with the Proposals and will not be responsible to anyone other than United Utilities and United Utilities Group for providing protections afforded to clients of Deutsche Bank and JPMorgan Cazenove respectively or providing advice in relation to the Proposals or any other matters described in this document.

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Holding(s) in Company
Released	15:19 06-Jun-08
Number	81516-192B

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

United Utilities PLC

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii): Pictet Asset Management SA

4. Full name of shareholder(s) (if different from 3.) (iv): -

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 5 June 2008

6. Date on which issuer notified: 6 June 2008

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details: -

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 1.00 ISIN Code:GB0006462336	44,182,702	5.01%	0	0	43,887,764	0	4.98%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
43,887,764	4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

PGSF-Global Utilities holds 28,668,100 shares which costitutes 3.25% of the voting rights.

Proxy Voting:

10. Name of the proxy holder: Pictet Asset Management SA

11. Number of voting rights proxy holder will cease to hold: 0

12. Date on which proxy holder will cease to hold voting -

rights:

13. Additional information:	-
14. Contact name:	David Crowthorne
15. Contact telephone number:	++44 20 7847 5040

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Pictet Asset Management SA
Contact address (registered office for legal entities)	Level 11, Moor House, 120 London Wall, LONDON, EC2Y 5ET
Phone number	+44 (0)20 7847 5000
Other useful information (at least legal representative for legal persons)	David Cawthrow, Head of Compliance +44 20 7847 5040

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with

the person

or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the

natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is

the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a

direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Final Results
Released	07:00 03-Jun-08
Number	8000B-FC1E

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

CAPITAL PROGRAMME ON TRACK

Preliminary results* for the year ended 31 March 2008

m (except dividends)	Year ended		% Change
	31 March 2008	31 March 2007	
Operating profit from continuing operations	663 2	642.1	+3%
Underlying operating profit from continuing operations**	677 2	630 6	+7%
Profit before tax from continuing operations	478 3	502.3	-5%
Underlying profit before tax from continuing operations**	475.6	407.5	+17%
Total dividends per ordinary share (pence)	46 67	44 93	+3 9%

Basic earnings per share (pence)	Year ended	
	31 March 2008	31 March 2007
Continuing operations	47 3	40.9
Continuing and discontinued operations	103.3	49 4

*Contribution from United Utilities Electricity, facilities management operations, industrial liquid waste operations and telecoms and the profits or losses on disposal of each of these operations are treated as discontinued operations in these results Results from continuing operations for the year ended 31 March 2007 have therefore been re-presented

**Underlying operating profit from continuing operations and underlying profit before tax from continuing operations are defined in the underlying profit measure table

- Underlying operating profit** up 7% to 677 million
- Completed sale of United Utilities Electricity for a substantial premium to its regulatory asset value
- Proposed 1 5 billion return of value to shareholders scheduled for August

- Capital expenditure in regulated activities up 45% to 826 million and in line with regulatory assumptions

- Focus on core skills delivers operational improvements: outperformed tougher leakage target

- Enhanced liquidity, pre-funded for capital investment programmes through to 2010

- Extended major outsourcing contracts with Southern Water and British Gas Trading

Commenting, Philip Green, Chief Executive, said:

'We have had a successful year. We sold United Utilities Electricity for a substantial premium to its regulatory asset value, addressed the portfolio and capital structure of the group and announced a new dividend policy We remain on course to return 1 5 billion to shareholders and I am pleased to report another good set of financial results.

'We are on track to deliver our regulatory capital programme and have spent 826 million on our infrastructure during the year Our focus on improving operational performance is delivering results We have improved the level of customer service we are providing and for the second year running have achieved Ofwat's leakage target

'We are confident of delivering a strong financial performance over the remainder of this regulatory period and continued investment in our assets will help to raise environmental standards further and improve the service we offer to customers '

For further information on the day, please contact:

Philip Green - Chief Executive	+44 (0) 20 7307 0300
Tim Weller - Chief Financial Officer	+44 (0) 20 7307 0300
Gaynor Kenyon - Communications Director	+44 (0) 7753 622282
Darren Jameson - Head of Investor Relations	+44 (0) 7733 127707
Dominic Fry/Tom Murray - Tulchan Communications	+44 (0) 20 7353 4200

A presentation to investors and analysts starts at 9.00 am on Tuesday 3 June 2008, at the Auditorium, Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB The presentation can be accessed via a one-way listen in conference call facility by dialling +44 (0) 20 7162 0025. A recording of the call will be available for seven days following 3 June 2008 on +44 (0) 20 7031 4064, access code 795933

The presentation, with further information on United Utilities, will be available at 9 00 am on the day at www.unitedutilities.com. />

CHIEF EXECUTIVE'S REVIEW

Financial performance

United Utilities has delivered a good financial performance in the year ended 31 March 2008. Underlying profit before tax** increased by 17% to £476 million and underlying operating profit** was up by 7% to £677 million.

The group is pre-funded for its capital investment programme through to 2010. We recently improved our liquidity position by enhancing our committed medium-term bank facilities. This provides us with increased flexibility in terms of when and how we raise further debt finance.

Our regulated activities have delivered strong growth in the period with operating profit up 5%, an increase of 8% on an underlying basis**. This growth primarily reflects the regulated price increase which supports high levels of essential investment in our infrastructure. This investment enables us to deliver better service for customers and make environmental improvements.

Capital investment in our regulated water and wastewater operations, including infrastructure renewals expenditure, amounted to £826 million during the year. This is 45% higher than last year as we are now in the peak phase of our current capital expenditure programme. We have agreed a new strategy with Ofwat for processing and disposing of sewage sludge, based on increasing capacity at an existing site rather than developing a new site. Our capital investment programme has been re-profiled to reflect this agreement and we are now broadly in line with regulatory assumptions. This new strategy will reduce our carbon footprint compared with the original solution.

Our business improvement initiatives are delivering cost savings and we remain confident of delivering our regulatory outputs and meeting our efficiency targets across this price review period.

In our non-regulated activities, underlying operating profit** was slightly higher than the prior year reflecting the first time inclusion of the results of the outsourcing contract with Electricity North West. We have a strong order book worth over £6 billion in revenue and we were pleased to announce recently that we have extended the contract with Southern Water through to March 2015. In January we also agreed an 18 month extension to our metering contract with British Gas Trading to June 2010. In addition, we have recently been selected as preferred bidder by Townsville City Council in Australia to undertake its water supply upgrade project.

Sale of United Utilities Electricity, capital structure and £1.5 billion return to shareholders

Following the sale of United Utilities Electricity (UUE) and the review of the group's capital structure, as outlined in our half year results published on 29 November 2007, the Board intends to return to shareholders a total of £1.5 billion or 170 pence per share. We expect to issue a circular that contains further details of the corporate restructuring and the proposed £1.5 billion return on 6 June. The return of value to shareholders is scheduled for August 2008. The Board is targeting a credit rating of A3 for United Utilities Water PLC and, following the return of value, is anticipating a group net debt to regulatory capital value gearing level towards the upper end of Ofwat's range (55% to 65% for the 2005-10 price control period) by 2010.

Operational performance

Improving operational performance is an integral part of our vision to be a world class operator of utility infrastructure. We continue to make good progress. The business outperformed its 2007/08 leakage target of 465 megalitres per day, a tougher target than the previous year, underlining our commitment to higher performance. We are also pleased to report a 60% reduction in the number of serious pollution incidents compared with two years ago. We have continued to remove properties from our sewer flooding register and have

now achieved a net reduction of 32% over the last two years and remain on course to achieve our medium term target of a 50% reduction.

Since 2005, we have closed the operational efficiency gap to the most efficient water companies and this has been reflected in Ofwat's recent relative efficiency assessments. Improving customer service is a key area for us and since 2005 we have markedly improved customer satisfaction levels from below 50% to 73%. We believe there are more improvements to come.

Climate change and sustainability

United Utilities takes a long-term view of its operations and we see mitigation of and adaptation to climate change as key elements of our future plans. We were pleased to note Ofwat's increased focus on climate change and sustainability in its recently published methodology document relating to the next price review.

Our carbon action plan is progressing well through schemes which, in addition to helping the environment, also contribute to improving the efficiency of the group. These schemes include increasing the efficiency of our pumping stations and using our wastewater processes to generate electricity and heat.

Adaptation to climate change and flooding risk is now of increasing importance and will influence investment in the water industry in both the short and long term. We are actively involved in deliberations with our regulators ahead of the next price review and would expect significant levels of capital investment to continue beyond 2010.

Outlook

We are building on the performance improvements already achieved supported by our focus on core skills. The key elements of our strategy are to continue to improve operational performance, successfully execute our capital investment programme and meet our efficiency targets, prepare for the next water price review and deliver our non-regulated growth strategy. The Board expects United Utilities to continue to deliver a strong financial performance over the remainder of this regulatory period, underpinned by allowed price rises to fund substantial investment in our networks.

OPERATING PERFORMANCE

REGULATED ACTIVITIES

Financial highlights

- Regulated revenue increased by 7% to £1,416 million

- Regulated operating profit increased by 5% to £612 million, with underlying operating profit** up 8%

Revenue from regulated activities increased by 7% to £1,416 million, principally as a result of an allowed price increase of 8.3% (including inflation), offset to a small extent by lower water consumption and trade effluent volumes and retrospective claims by unmetered customers. The increase in price supports the investment of significant sums in improving the company's infrastructure which provides vital clean water and wastewater services to customers.

Reported operating profit for the year increased by 5%. After adjusting for a number of one-off items in the current and prior years (as outlined in the

underlying profit measures table), underlying operating profit** for the year increased by 8% to £614 million. This growth in underlying profit primarily reflects the allowed price increase offset by a higher depreciation expense as a consequence of increased capital spend and growth in infrastructure renewals expenditure which was 19% higher than the prior year, in line with the planned profile of the renewals programme.

Capital investment in the period, including £120 million of infrastructure renewals expenditure, was £826 million. This represents a 45% increase in expenditure compared with the prior year and reflects the peak phase of the company's 2005-10 investment programme. A revised strategy on processing and disposing of sewage sludge has recently been agreed with Ofwat. After adjusting for this strategy, cumulative capital expenditure on water and wastewater assets was broadly in line with regulatory assumptions as at 31 March 2008. The business remains on course to meet its regulatory efficiency targets and deliver its outputs across the 2005-10 period.

It is likely that there will be additional investment, mainly in respect of unsatisfactory intermittent discharge (UID) projects that were not part of United Utilities' 2005-10 regulatory contract. A large proportion of this investment, if endorsed by Defra and Ofwat, is expected to fall into the 2010-15 period and be considered as part of the forthcoming price review. United Utilities estimates that the additional funding likely to be required to complete this UID programme, which is designed to meet statutory obligations and deliver environmental benefits, could be in the order of £700 million.

Operational performance

United Utilities has a vision to be a world class operator of utility infrastructure and is targeting an upper quartile position among UK water companies on key operational measures in the medium term. The business continues to upgrade its infrastructure and replaced 650 kilometres of water mains during 2007/08. The company supplies a high quality of drinking water, with a mean zonal compliance water quality performance of 99.94% for the year. United Utilities was ranked first among the UK's water and sewerage companies in 2006/07 by Ofwat for both water and sewerage in its most recent asset serviceability assessment, reflecting the company's long-term stewardship of its assets.

United Utilities is making good progress against its key performance indicators and remains on course to meet its targets:

* Relative efficiency - United Utilities has closed the operational efficiency gap to the most efficient water companies over the last two years. For the water service, the company has narrowed the gap from 16% to 12% and for the wastewater service from 27% to 18% (based on United Utilities' internal estimates). This is reflected in Ofwat's 2006/07 assessment of United Utilities as band B for the water service and band C for the wastewater service and represents a one band improvement for both services over the two-year period.

* Security of water supply - United Utilities outperformed the tougher economic level of leakage rolling target of 465 megalitres per day, as set by Ofwat for 2007/08. This is the second consecutive year that United Utilities has met or outperformed its leakage target. In addition, there were no water restrictions on customers during the year.

* Pollution - one water and eight wastewater Category 1&2 incidents were

recorded in 2007 compared with the base position of two water and 21 wastewater incidents in 2005. The business has again outperformed its target of a 50% reduction in the medium term

* Sewer flooding - United Utilities continues to remove properties from the sewer flooding register. It has set a medium term target of reducing the number of properties on this register by 50% compared with a start point of 641 properties in 2005/06. This target is based on properties at risk of experiencing at least one sewer flooding incident in ten years. Further progress has been made in 2007/08 with 434 properties now on the register. This represents a 32% reduction over the last two years and the business remains on track to meet its medium term target.

* Overall customer satisfaction - Good progress was made in 2007/08 and 73% of United Utilities' water and wastewater customers surveyed who had made an enquiry were satisfied with the overall service they received. This compares with a start point satisfaction level of less than 50% in 2005. These satisfaction levels are based on a comprehensive independent survey conducted on behalf of United Utilities each month. Going forward, the business has a strong focus on resolving customer queries on the first contact which should improve customer satisfaction and lower the cost of service.

Although United Utilities has delivered real progress, there is more to do in improving operational performance. During 2007/08 there was a higher level of sewer flooding incidents influenced by adverse weather conditions. This together with environmental underperformance at our Fleetwood wastewater treatment works will lead to a lower Overall Performance Assessment (OPA) score from Ofwat for 2007/08, compared with the prior year.

Efficiency initiatives

United Utilities is confident of meeting its regulatory efficiency targets despite increasing cost pressures in areas such as power and property rates.

The company's principal efficiency initiatives include an integrated performance management project, which increases remote operational site management and optimises chemical and power usage, and its asset improvement programme which is improving the efficiency of operational pumps. These schemes are key elements of United Utilities' plan to mitigate its carbon emissions, alongside its combined heat and power assets which recycle energy generated from wastewater treatment processes.

Other key initiatives include a workforce management project, which is designed to improve data systems, deliver more efficient field operations and enhance customer service, and supply chain management which has now been centralised and is delivering procurement economies. There is a strong drive to improve customer service and the business is focusing on reducing the number of customer queries, improving staff productivity, implementing improved cash collection procedures and enhancing the overall customer experience.

Regulatory developments

Strategic Direction Statement

Consistent with its approach to longer term asset planning, in December 2007 United Utilities published its strategic direction statement (SDS) which considers the needs of the North West region out to 2035. The SDS enables the

company to set its plans for the next price review period (2010-15) in this longer term context, develop sustainable solutions and respond to future challenges.

The six key elements identified in the SDS are:

* Responsible long-term stewardship of networks. This includes protecting health and the environment, improving the company's understanding of network performance and investing in research and new technology with clear efficiency and service benefits.

* Listening and responding to the views of customers and other stakeholders. Ensuring that the company's plans meet the changing needs and priorities of customers and other stakeholders and provide good value for money. United Utilities recently undertook a substantial customer survey which identified key areas where customers are willing to pay for improvements including supply interruptions, sewer flooding, odour and reductions in greenhouse gas emissions. Customer priorities can help shape future investment programmes, aligning expenditure to those areas that customers consider most important.

* Making water resources more sustainable and resilient. This means improving both our own and customers' water efficiency, ensuring the company enhances and protects its network and developing water resources to help address increasing drought risk and meet supply and demand requirements.

* An integrated approach to drainage to reduce flooding risk. Storm water volumes entering the sewer system need to be reduced and the government's proposal to transfer responsibility for private sewers from householders to water companies will facilitate a more integrated approach to this challenge.

* Reduce the group's carbon impact. The company aims to halve its greenhouse gases by 2035, supported by achieving energy neutrality for its wastewater operations.

* Bills to rise, on average, no faster than incomes. United Utilities believes that the water and wastewater services it provides are already of good value, but there will be future upward pressure on costs.

The implications of climate change on drought and flood risk are set to feature strongly in United Utilities' plans for decades to come and these implications will be incorporated in the company's forthcoming price review submission. The importance of this is recognised by the government which intends to publish a draft Floods and Water Bill for consultation later in the year.

2009 water price review

United Utilities' preparations for the forthcoming price review are well advanced and the company is in active deliberations with its regulators and other key stakeholders. In March 2008, Ofwat published its methodology for the 2009 water price review which will set price limits for the five year period starting 1 April 2010. In many respects, the methodology is similar to that used in previous price reviews but United Utilities is pleased to note the increased focus on the issues of climate change and sustainability.

Following the outcome of the group's recent capital structure review, the Board

announced that it will be targeting an A3 credit rating for United Utilities Water PLC which it believes best mirrors Ofwat's assumptions for the 2005-10 regulatory period. The Board believes this to be an appropriate investment grade rating to allow the company to raise finance to fund its substantial capital investment programmes.

United Utilities believes that Ofwat should ensure that companies can at least maintain an A3 rating and should consider recent developments in the credit markets. The raising of debt finance is particularly important given the likely scale of investment that is still required in the water industry to replace and refurbish ageing infrastructure, address flooding risk and climate change and deliver further statutory environmental obligations and customer priorities. United Utilities believes significant investment will be required during the next price review period (2010-15) and beyond.

United Utilities has been consistent in its approach that the regulator should consider both short and long term economic data in the price review. Sub-prime debt problems and US recession fears have seen higher risk premiums on the cost of debt and difficulties experienced by the monoline credit insurance industry have implications for the raising of further index-linked debt.

NON-REGULATED ACTIVITIES

Financial highlights

* Non-regulated revenue increased by 30% to £949 million

* Non-regulated underlying operating profit** marginally increased to £62 million

Non-regulated revenue in the year increased by 30% to £949 million compared with the prior year, reflecting the contribution from the first year of the electricity distribution outsourcing contract. Underlying operating profit** was slightly higher than last year. This reflects the first time inclusion of contribution from the group's electricity outsourcing activities, partly offset by the expected reduction in contribution from the Southern Water contract where the investment profile peaked in 2006/07. Reported operating profit was down 19% compared with 2006/07 reflecting £12 million of restructuring costs, principally relating to the company's planned efficiency delivery in its gas and electricity outsourcing activities.

Business update

The non-regulated business incorporates the former United Utilities Contract Solutions' activities and applies the core utility skills of the regulated business through outsourcing contracts. United Utilities holds major water and wastewater utility outsourcing contracts, working on behalf of Dwr Cymru Welsh Water, Southern Water and Scottish Water and is the leading utility infrastructure outsourcing company in the UK. United Utilities also has three Scottish PFI operations and currently operates in Bulgaria, Estonia, Poland, the Philippines and Australia.

United Utilities holds the only outsourced contracts to operate electricity and gas distribution networks in the UK, working on behalf of Electricity North West and Northern Gas Networks (NGN). United Utilities' electricity outsourcing contract extends through to 2015 and is projected to generate revenues of around £1.5 billion over the eight-year period, with the potential for the contract to be extended by a further five years to 2020. United Utilities also

has a 15% stake in NGN, which provides a steady income stream.

In addition, United Utilities has a meter installation contract with British Gas Trading which was extended to 30 June 2010 earlier this year, building on a good performance on the contract to date. Furthermore, this provides an enhanced revenue stream to United Utilities through rental income from meter ownership. Last month, the group was also awarded a three-year contract to provide the Greater Manchester Waste Disposal Authority with water, electricity and gas connections to 27 sites across the Manchester region. Whilst this is a relatively small contract, it is a useful addition to the contract portfolio.

United Utilities has a strong order book worth over £6 billion in revenue which secures long-term income streams for the group. This was further enhanced through the recent extension of the contract with Southern Water, which now runs through to 31 March 2015. Overall, the business is pleased with its performance across the contract portfolio, reinforced by positive feedback received from its customers during the year.

The group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to the UK utility outsourcing market, United Utilities is currently focusing business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast-developing Gulf region.

In line with its business development strategy, United Utilities was recently named preferred bidder for the water supply upgrade project in Townsville, Australia. The project involves upgrading the water facilities in Townsville and designing, building and operating two water treatment plants. Facilities are due to be completed and operational by mid-2010 and upon award, United Utilities expects to hold a 20-year operations and maintenance contract with a minimal equity investment requirement. The project forms part of a AUD$300 million water and sewerage infrastructure programme in Townsville.

OTHER ACTIVITIES

Operating profit from other activities for the year ended 31 March 2008 was £1 million. This segment includes central costs and the contribution from United Utilities Property Solutions (UUPS). UUPS is the property sales and management business of United Utilities PLC and it made an operating profit of £19 million in the year. It owns a land and property portfolio and is expected to continue to deliver a positive contribution for the next few years, although due to the nature of the business, profits may not follow a smooth profile.

FINANCIAL PERFORMANCE

Revenue and operating profit from continuing operations

Revenue from continuing operations rose 19% to £2,363 million, reflecting the allowed price rise in the regulated business and the first year of the electricity distribution outsourcing contract in the non-regulated business.

Group operating profit from continuing operations increased by 3% to £663 million, with group underlying operating profit from continuing operations** up by 7%. This increase was underpinned by a strong performance in the regulated business.

Investment income and finance expense

Finance expense of £332 million was £74 million higher than in the prior year.

This expense included a £43 million fair value loss on debt and derivative instruments, whereas the prior year included a £26 million fair value gain. This volatility in financing expense reflects the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period for the majority of its debt using interest rate swaps. IAS 39 limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility of the income statement. In addition, the impact of changes in credit spread on debt accounted for at fair value through profit or loss can result in significant additional volatility. However, this volatility has no cash flow impact. Interest expense on swaps (on a pre-IAS 39 basis) and debt under the fair value option was £42 million, £16 million lower than the prior year.

Investment income was £147 million, compared with £118 million in the prior year partly reflecting the higher level of cash held following the sale of UUE. The underlying cost of net borrowing for continuing operations of £207 million is lower than the prior year and reflects a lower average net debt and a reduction in the group's average net borrowing rate from around 6.3% to 5.8%. The group redeemed a Euro1 billion 6.625% bond in November 2007 which has served to reduce the underlying cost of net borrowings, partly offset by the impact of higher inflation on the index-linked debt. However, the higher inflation rates will result in increased allowed revenues and growth in the regulatory capital value of United Utilities Water since both of these are linked to the UK retail price index (RPI).

Profit before taxation

Profit before taxation decreased by 5% to £478 million. Adjusting for the impact of restructuring costs, other one-off items, fair value movements in respect of debt and derivative instruments and the expected short-term interest benefit associated with the cash proceeds from the sale of UUE, underlying profit before taxation** was £476 million, 17% ahead of the year ended 31 March 2007.

Taxation

The current tax charge relating to continuing operations is £89 million and the current tax effective rate is 19% compared with 11% in the prior year. The increase in current tax primarily relates to the fair value movement in derivatives, and is matched by an equal and opposite movement in deferred tax, resulting in no net impact on the total effective rate. Deferred tax has been calculated after taking into account the reduction in the corporation tax rate from 30% to 28% with effect from April 2008. The deferred tax credit on continuing operations arising from the restatement of the opening deferred tax liability is £82 million. The overall deferred tax credit relating to continuing operations is £27 million compared with a deferred tax charge in the prior year of £90 million.

Excluding the impact of the change in corporation tax rate, the total tax charge relating to continuing operations would be £144 million or 30%, compared with a £144 million charge or 29% in the prior year. A total tax charge of £62 million relating to continuing operations has been recognised for the year ended 31 March 2008.

The company is forecasting a one-off deferred tax charge in 2008/09 relating to the abolition of industrial buildings allowances. This one-off adjustment is anticipated to be over £200 million and is likely to result in a significant

increase in the effective tax rate for the year ended 31 March 2009; however the cash impact will be spread over a period of approximately 20 years.

Discontinued operations

UUE, which principally comprised the group's electricity distribution assets, is treated as a discontinued operation in the results for the year ended 31 March 2008. In the period 1 April 2007 to 19 December 2007, profit after tax generated from UUE was £122 million compared with £119 million for the year ended 31 March 2007. The profit on disposal of UUE amounted to £371 million.

United Utilities had previously announced its intention to dispose of its industrial liquid waste operations and facilities management operations in line with its strategy to focus on its core skills. The contribution from these operations has therefore also been treated as discontinued. In 2007/08, the group completed the disposal of its industrial liquid waste operations to Group Tradebe, the parent company of Advanced Waste Solutions Limited, and its facilities management operations were sold to Europa Facility Holdings Limited. In the period 1 April 2007 to 26 October 2007, a loss after tax of £0.1 million was recorded from the group's industrial liquid waste operations compared with a profit after tax of £1.7 million for the year ended 31 March 2007. The facilities management operations made a profit after tax of £1.3 million for the period 1 April 2007 to 22 February 2008 compared with a profit after tax of £3.4 million for the year ended 31 March 2007. These results have all been included within discontinued operations in the consolidated income statement.

United Utilities sold its 22.63% stake in THUS Group plc earlier in the financial year, which completed its exit from the telecoms sector. The £10 million loss on disposal of the stake in THUS Group plc is treated as an adjustment to the consideration arising on the disposal of Your Communications and so both the loss and the group's share of THUS' results prior to disposal are disclosed as discontinued operations.

Earnings per share

Basic earnings per share relating to continuing operations increased by 16% to 47.3 pence.

Dividends per share and future dividend policy

The Board is proposing a final dividend of 31.47 pence per ordinary share in respect of the year ended 31 March 2008. Taken together with the interim dividend of 15.20 pence per ordinary share, the total proposed dividend for 2007/08 is 46.67 pence per ordinary share. This is an increase of 3.87%, consistent with the group's previous policy of growing dividends in line with inflation (based on the issued share capital prior to the share reduction associated with the £1.5 billion proposed return of value to shareholders, as summarised on page 15 of this announcement). The inflationary increase is based on the RPI element included within the allowed regulated price increase in United Utilities Water for the 2007/08 financial year (i.e. the movement in RPI between November 2005 and November 2006).

The proposed final dividend is expected to be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. The ex-dividend date for the final dividend is 25 June 2008.

As announced at the group's half year results on 29 November 2007, the Board has outlined a new dividend policy which will apply from 2008/09 to reflect the revised composition and earnings profile of the group. In light of the sale of

UUE and the proposed £1.5 billion return of value to shareholders, the dividend per share from 2008/09 will be reduced by 30% compared with the proposed 2007/08 dividend per share. Thereafter, the group's revised dividend policy is intended to target a sustainable and growing level of dividends. The new target real growth rate of RPI+2% will be applied from 2009/10 to the 2008/09 dividend per share.

Cashflow

Cash generated from the group's continuing operations for the year ended 31 March 2008 was £877 million compared with £811 million in the prior year. High levels of capital expenditure continue, principally in the regulated water and wastewater investment programmes. The group's net capital expenditure on property, plant and equipment for 2007/08 was £630 million, excluding infrastructure renewals expenditure which is included as an operating cost in the income statement under IFRS.

Cash and short-term deposits at 31 March 2008 amounted to £1,811 million which, inclusive of medium term committed bank facilities and net of short-term debt, results in total available liquidity of £2,494 million. During the year United Utilities redeemed a Euro1 billion 6.625% bond from existing cash resources primarily generated from issuances of index-linked debt.

The group retains an excellent pre-funded position for its capital investment programmes through to 2010 and enhanced its liquidity further by arranging or extending the maturity dates of £500 million of committed medium-term bank credit facilities since 30 September 2007. Furthermore, the group is in discussions with the European Investment Bank, with which it has a long-standing relationship, regarding a new £400 million term loan for United Utilities Water PLC.

Net debt, including derivatives at 31 March 2008 was £2,903 million, a decrease of £741 million compared with 31 March 2007 (after adjusting for £482 million of net debt relating to discontinued operations which has exited the group). This movement principally reflects the receipt of cash proceeds from the sales of UUE and the group's stake in THUS Group plc, plus cashflow from operating activities, offset by expenditure on the regulated water and wastewater capital investment programmes and payments of interest, tax and dividends. This reduction in net borrowings is expected to be short-term since the group intends to return £1.5 billion to shareholders, as outlined in its 2007/08 half year results announced on 29 November 2007. Details of the return will be published in the circular scheduled to be issued on 6 June, with the return of value expected in August 2008.

Gearing (net borrowings divided by the regulatory capital value) decreased to 39% at 31 March 2008, compared with 52% at 31 March 2007. Following the proposed £1.5 billion return to shareholders, gearing will increase and is expected to move United Utilities towards the upper end of Ofwat's assumed range of 55% to 65% by the end of this regulatory review period. The Board will continue to target an A3 credit rating for United Utilities Water PLC.

In the year ended 31 March 2008, the group issued a total of £185 million of long-term, index-linked notes through its multi-issuer euro medium-term note programme. This comprised a £50 million issue at a real interest rate of 1.702% with a 50.5 year maturity, a £100 million issue at a real interest rate of 1.585% with a 50 year maturity and a £35 million issue at a real interest rate of 1.66% with a 30 year maturity.

United Utilities now has index-linked funding totalling approximately £1.5

billion, including indexation of the principal. However as a result of the current economic climate and the uncertainty in the monoline insurance sector, the group sees limited opportunity for further index-linked debt issuance.

The principal amount of the index-linked borrowings is adjusted to track movements in RPI. This form of liability is a good match for the group's regulated assets, which are also linked to RPI, and delivers a cashflow benefit to United Utilities since compensation for inflationary risk is provided via adjustment to the principal rather than through regular cash payments.

Underlying profit

In considering the results for the year, the directors have adjusted the group's statutory measures for fair value movements on debt and derivative instruments and those significant items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit from continuing operations and underlying profit before taxation from continuing operations as follows:

Continuing operations Operating profit for the year ended 31 March 2008	Regulated £m	Non-regulated £m	Other £m	Total £m
Operating profit per published results	611.6	50.6	1.0	663.2
Restructuring costs	2.6	11.6	(0.2)	14.0
Underlying operating profit	614.2	62.2	0.8	677.2

Continuing operations Operating profit for the year ended 31 March 2007 (Re-presented)	Regulated £m	Non-regulated £m	Other £m	Total £m
Operating profit per published results	581.0	62.6	(1.5)	642.1
Restructuring costs	5.3	0.3	5.0	10.6
Settlement claims***	(27.6)	(3.0)	-	(30.6)
Ofwat transfer pricing fine	8.5	-	-	8.5

Total adjustments	(13.8)	(2.7)	5.0	(11.5)
	-----	-----	-----	-----
Underlying operating profit	567.2	59.9	3.5	630.6
	-----	-----	-----	-----

Continuing operations		Re-presented
Profit before taxation	Year ended	Year ended
	31 March	31 March
	2008	2007
	£m	£m
	-----	-----
Profit before taxation per published results	478.3	502.3
	-----	-----
Operating profit adjustments (see above)	14.0	(11.5)
Fair value losses / (gains) on debt and derivative instruments	42.7	(26.0)
Interest on swaps and interest on debt under fair value option	(41.7)	(57.3)
Interest associated with cash proceeds from UUE sale****	(17.7)	-
	-----	-----
	-----	-----
Underlying profit before taxation	475.6	407.5
	-----	-----

Notes

***During the prior year, the group's regulated and non-regulated activities benefited from one-off credits worth £27.6 million and £3.0 million respectively. These credits were in respect of settlement of claims made by the group against contractors and the end of the statutory period of potential claims against the group. Although such claims are a regular occurrence in the ongoing business of United Utilities, these particular claims were unusual in size.

****The interest associated with the cash proceeds from the sale of UUE has been deducted to provide a more representative view of underlying performance. Since the group intends to return £1.5 billion to shareholders later in the year, the cash proceeds from the sale are expected to result in a short-term net debt and interest reduction.

£1.5 billion return of value to shareholders

As a result of the sale of UUE and the review the group's capital structure,

outlined in its half year results published on 29 November 2007, the Board intends to return to shareholders a total of £1.5 billion or 170 pence per share. This substantial total return is analysed in the table below.

Proposed return of value to shareholders	£m	Pence per share#
Net equity proceeds from sale##	1,050	119
Additional return to create more efficient capital structure	450	51
Total proposed return via B share scheme	1,500	170

Based on 880 million ordinary shares in issue at the time the sale was agreed

£1,782 million sale price less UUE net debt of £686 million at fair value at the date of disposal, including United Utilities' group debt apportioned to the electricity business, and transaction costs of £46 million

The proposed return of value will be in the form of a redeemable B share scheme providing shareholders (other than shareholders in certain overseas jurisdictions) with a choice of receiving the return as capital or income and the option to spread the return over two financial years.

In order to implement the B share scheme and increase the group's distributable reserves, the company intends to propose a change to its corporate structure. The proposed change, which is subject to court and shareholder approval, involves a scheme of arrangement to introduce a new parent company above United Utilities PLC. The reserves created by the implementation of the new structure will be available for the proposed return of value and the declaration of future dividends.

The scheme of arrangement will involve the new parent company acquiring all of the shares in United Utilities PLC and issuing new shares. This will comprise the issue of new ordinary shares and redeemable B shares to facilitate the return of value. The number of new ordinary shares issued will be reduced from the existing number of ordinary shares, commensurate with the return of value, with a view to aiding comparability of share price and earnings per share before and after the return of value. Following the implementation of the new structure, United Utilities' shareholders will hold shares in the new parent company equivalent to their previous percentage holding in United Utilities PLC. The new structure will be implemented at the same time as the return of value.

The necessary steps to achieve the above corporate restructuring are expected to be completed during the summer, enabling the return of value to take place in August 2008.

Indicative return timetable

6 June 2008	Circular expected to be posted to shareholders
June/July 2008	Court meeting and general meeting for scheme of arrangement to create new parent company
25 July 2008	Annual general meeting (AGM)
July/August 2008	Issue of redeemable B shares, listing of new parent

	company and issue of new parent company ordinary shares
8 August 2008	Payment of 2007/08 final dividend under current policy
August 2008	Return of value - first option to redeem B shares
February 2009	Payment of 2008/09 interim dividend under new policy
April 2009	Return of value - all remaining B shares redeemed

The circular, which will detail the process and timetable for the return of value and the creation of the new parent company, is expected to be issued on 6 June. The creation of the new parent company will require court approval and shareholder approval at a general meeting. Details of the general meeting will be contained in the circular.

Consolidated income statement

		Re-presented
	Year ended	Year ended
	31 March	31 March
	2008	2007
	£m	£m
Continuing operations		
Revenue	2,362.9	1,986.7
	-----	-----
Other income	21.3	8.9
Employee benefits expense	(317.5)	(254.1)
Depreciation and amortisation expense	(248.2)	(221.3)
Infrastructure renewals expenditure	(120.1)	(101.2)
Other operating costs	(1,035.2)	(776.9)
	-----	-----
Total operating expenses	(1,699.7)	(1,344.6)
	-----	-----
Operating profit	663.2	642.1
Investment income (note 2)	146.7	118.3
Finance expense (note 3)	(331.6)	(258.1)
	-----	-----

Investment income and finance expense	(184.9)	(139.8)
	-----	-----
Profit before taxation	478.3	502.3
Taxation (note 4)	(62.0)	(143.9)
	-----	-----
Profit for the year from continuing operations	416.3	358.4
Discontinued operations		
Profit for the period from discontinued operations (note 5)	492.9	75.1
	-----	-----
Profit for the year	909.2	433.5
	-----	-----
Earnings per share from continuing and discontinued operations (note 6)		
Basic	103.3p	49.4p
Diluted	103.2p	49.2p
Earnings per share from continuing operations (note 6)		
Basic	47.3p	40.9p
Diluted	47.3p	40.7p
Dividend per ordinary share (note 7)	46.67p	44.93p

Consolidated balance sheet		Re-presented
	31 March	31 March
	2008	2007
	£m	£m
ASSETS		
Non-current assets		
Property, plant and equipment	7,591.8	8,894.6
Goodwill	2.3	5.0
Other intangible assets	85.3	115.5

Investments	155.5	202.4
Trade and other receivables	28.2	21.6
Retirement benefit surplus	-	61.3
Derivative financial instruments	44.3	15.2
	-----	-----
	7,907.4	9,315.6
	-----	-----
Current assets		
Inventories	63.3	62.8
Trade and other receivables	456.2	418.2
Cash and short-term deposits	1,810.5	2,403.3
Derivative financial instruments	99.0	61.0
	-----	-----
	2,429.0	2,945.3
	-----	-----
Total assets	10,336.4	12,260.9
	-----	-----
LIABILITIES		
Non-current liabilities		
Trade and other payables	(125.5)	(414.3)
Borrowings	(3,788.9)	(4,854.9)
Retirement benefit obligations	(101.2)	-
Deferred tax liabilities	(1,164.0)	(1,550.5)
Provisions	(18.7)	(30.4)
Derivative financial instruments	(53.2)	(173.5)
	-----	-----
	(5,251.5)	(7,023.6)
	-----	-----

Current liabilities

Trade and other payables	(771.9)	(749.2)
Borrowings	(878.4)	(1,509.5)
Current income tax liabilities	(66.9)	(168.0)
Provisions	(21.0)	(8.5)
Derivative financial instruments	(136.7)	(67.3)
	-----	-----
	(1,874.9)	(2,502.5)
	-----	-----
Total liabilities	(7,126.4)	(9,526.1)
	-----	-----
Total net assets	3,210.0	2,734.8
	-----	-----

EQUITY

Capital and reserves attributable to equity holders of the company		
Share capital	881.6	879.8
Share premium account	1,429.3	1,421.9
Revaluation reserve	158.8	158.8
Treasury shares	(0.3)	(0.3)
Cumulative exchange reserve	7.6	(4.2)
Other reserves	58.1	24.3
Retained earnings	674.9	254.5
	-----	-----
Shareholders' equity	3,210.0	2,734.8
	-----	-----

Consolidated cashflow statement		Re-presented
	Year ended	Year ended
	31 March	31 March

	2008	2007
	£m	£m
Operating activities		
Cash generated from operations	876.9	810.8
Interest paid	(299.9)	(341.8)
Interest received and similar income	119.1	99.8
Tax paid	(98.6)	(17.8)
	-----	-----
Net cash generated from operating activities (continuing operations)	597.5	551.0
Net cash generated from operating activities (discontinued operations)	99.5	204.3
	-----	-----
	697.0	755.3
Investing activities		
Disposal of investments	0.6	-
Disposal of associated company	75.8	-
Disposal of subsidiaries	1,152.7	206.4
Net cash outflow from group reorganisation	(15.0)	-
Purchase of property, plant and equipment	(644.5)	(548.5)
Purchase of other intangible assets	(25.3)	(5.0)
Proceeds from sale of property, plant and equipment	15.0	27.0
	-----	-----
Net cash generated from/(used in) investing activities (continuing operations)	559.3	(320.1)
Net cash used in investing activities (discontinued operations)	(161.0)	(125.1)
	-----	-----
	398.3	(445.2)

Financing activities

Proceeds from issue of ordinary shares	9.2	18.5
Cash (used in)/proceeds from structured financing	(170.1)	81.4
Proceeds from borrowings	1,068.9	1,600.8
Repayment of borrowings	(2,297.2)	(821.0)
Dividends paid to equity holders of the company	(400.4)	(387.3)
Dividends received from discontinued operations	100.0	36.0
	-----	-----
Net cash (used in)/generated from financing activities (continuing operations)	(1,689.6)	528.4
Net cash (used in)/generated from financing activities (discontinued operations)	(190.1)	51.9
	-----	-----
	(1,879.7)	580.3
Effects of exchange rate changes (continuing operations)	148.9	6.4
	-----	-----
Net (decrease)/increase in cash and cash equivalents (continuing operations)	(383.9)	765.7
Net (decrease)/increase in cash and cash equivalents (discontinued operations)	(251.6)	131.1
	-----	-----
	(635.5)	896.8
	-----	-----
Cash and cash equivalents at beginning of the year	2,340.7	1,443.9
	-----	-----
Cash and cash equivalents at end of the year	1,705.2	2,340.7
	-----	-----

Consolidated statement of recognised income and expense	Year ended 31 March	Year ended 31 March

	2008	2007
	£m	£m
Actuarial (losses)/gains on defined benefit pension schemes	(126.4)	46.5
Revaluation of investments	34.9	8.9
Fair value (losses)/gains on cashflow hedges	(1.5)	2.8
Foreign exchange adjustments	11.8	(6.4)
Tax on items taken directly to equity	35.8	(14.8)
	-----	-----
Net (expense)/income recognised directly in equity	(45.4)	37.0
Profit for the year	909.2	433.5
	-----	-----
Total recognised income and expense for the year	863.8	470.5
	-----	-----

Reconciliation of movements in consolidated equity	Year ended 31 March	Year ended 31 March
	2008	2007
	£m	£m
Total net income recognised for the year	863.8	470.5
Dividends	(400.4)	(387.3)
New share capital issued	9.2	18.5
Other movements	2.6	2.2
	-----	-----
Net increase in equity for the year	475.2	103.9
Opening equity attributable to equity holders of the company*****	2,734.8	2,630.9
	-----	-----
Closing equity attributable to equity holders of the company	3,210.0	2,734.8
	-----	-----

***** £2,630.9 million in respect of the opening balance for the year ended 31

March 2007 includes £1.7 million in relation to minority interests

Cash generated from continuing operations

	Year ended 31 March 2008 £m	Re-presented Year ended 31 March 2007 £m
Profit before taxation from continuing operations	478.3	502.3
Adjustment for investment income and finance expense	184.9	139.8
	-----	-----
Operating profit from continuing operations	663.2	642.1
Adjustments for:		
Depreciation of property, plant and equipment	226.0	213.8
Amortisation of other intangible assets	22.2	7.5
Profit on disposal of property, plant and equipment	(5.7)	(3.4)
Equity-settled share-based payments charge	2.6	3.5
Other non-cash movements	3.9	-
Changes in working capital:		
(Increase)/decrease in inventories	(4.1)	4.0
Increase in trade and other receivables	(81.3)	(66.6)
Increase in provisions and payables	50.1	9.5
	-----	-----
Cash generated from continuing operations	876.9	810.8
	-----	-----

Segmental analysis by class of business

Continuing operations	Year ended 31 March 2008	Re-presented Year ended 31 March 2007
Revenue	£m	£m

Regulated activities	1,416.3	1,320.8
Non-regulated activities	949.2	729.2
Other activities	41.3	53.0
	-----	-----
	2,406.8	2,103.0
Inter-segment revenue	(43.9)	(116.3)
	-----	-----
External revenue	2,362.9	1,986.7
	-----	-----

Continuing operations		Re-presented
	Year ended	Year ended
	31 March	31 March
	2008	2007
Operating profit/(loss)	£m	£m
Regulated activities	611.6	581.0
Non-regulated activities	50.6	62.6
Other activities	1.0	(1.5)
	-----	-----
	663.2	642.1
	-----	-----

For management purposes, the group is organised into two principal operating divisions, being regulated and non-regulated activities. These divisions form the basis on which the above primary segment information is reported.

The regulated activities segment previously included the results of United Utilities Electricity (UUE). Following the sale of UUE, which principally comprised the group's electricity distribution assets, on 19 December 2007, the results of this business are treated as discontinued and are not included in the continuing operations regulated activities segment (see note 5). The regulated segment therefore only includes the regulated results of United Utilities Water PLC.

The non-regulated activities segment previously included the contribution from the group's industrial liquid waste and facilities management operations. Following the sale of these operations on 26 October 2007 and 22 February 2008 respectively, these non-regulated activities are also treated as discontinued (see note 5). The non-regulated continuing operations segment therefore relates to the group's utility outsourcing contracts in the United Kingdom and overseas.

In April 2007, the operations and maintenance of UUE's assets was outsourced under an Asset Services Agreement to United Utilities Electricity Services Limited (UUES), a newly incorporated group company. UUES' results from this date are reported within continuing operations as part of the non-regulated activities segment. The results of UUE, including those for the year ended 31 March 2007, when UUE operated its own assets, have been reported in full as discontinued.

In addition, the other activities segment previously included some residual activities associated with UUE, but not related to regulated electricity distribution. These residual activities were sold, along with UUE, and hence have been treated as discontinued and are no longer included in the continuing operations other activities segment. The other activities segment therefore includes the results of United Utilities Property Solutions Limited, the parent company and other group holding companies.

NOTES

1. Basis of preparation

The results for the year ended 31 March 2008 have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2007.

The financial information set out in this statement relating to the year ended 31 March 2008 does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. Statutory accounts for 2008 will be delivered to the Registrar of Companies following the company's annual general meeting. The auditors have reported on those accounts; their report is unqualified and does not contain a statement under either section 237(2) or (3) of the Companies Act 1985.

The financial information set out in this statement relating to the year ended 31 March 2007 does not constitute statutory accounts for that period. Full statutory accounts of United Utilities PLC in respect of that financial period which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The group adopted IFRS 7 'Financial Instruments: Disclosures' during the year ended 31 March 2008 and accordingly the comparative results for the year ended 31 March 2007 have been re-presented to reflect the revised disclosure requirements.

The comparative results for the year ended 31 March 2007 have been re-presented to reflect the disclosure of United Utilities Electricity, the group's industrial liquid waste and facilities management operations and its associate within discontinued operations (see note 5).

The comparatives for the year ended 31 March 2007 have also been re-presented to reflect the removal of the category for current asset investments from the balance sheet. Properties previously held as current asset investments are now classified as inventories as the directors' believe this provides a fairer presentation of the nature of these assets.

The comparatives for the year ended 31 March 2007 have also been re-presented to incorporate within equity a category for other reserves to include revaluation of investments and fair value gains/(losses) on cash flow hedges and the associated tax on these items. The amounts were previously disclosed within retained earnings but are now classified within other reserves as the

directors believe this provides a fairer presentation of these items.

The comparatives have been re-presented for retirement benefits to reflect the group's participation in the Northern Gas Networks Pension scheme. The group recorded a related deferred tax asset and investment offsetting the impact on net assets at 31 March 2007 to £nil.

2. Investment income

		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
	£m	£m
Interest receivable on short-term bank deposits held at amortised cost	67.8	69.8
Foreign exchange gains on forward contracts	55.4	30.9
	-----	-----
	123.2	100.7
Expected return on pension schemes' assets	128.6	92.5
Interest cost on pension schemes' obligations	(105.1)	(74.9)
	-----	-----
Net pension interest income	23.5	17.6
	-----	-----
	146.7	118.3
	-----	-----

3. Finance expense

		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
	£m	£m
Interest payable	(288.9)	(284.1)
Fair value (losses)/gains on debt and derivative instruments	(42.7)	26.0
	-----	-----
	(331.6)	(258.1)
	-----	-----

As previously reported, the group follows a policy of economic hedging its interest rate and currency exposures, with particular regard to the five-year

regulatory period. Including the interest element of swaps and interest on debt under the fair value option within interest payable, as opposed to within fair value (losses)/gains, and adjusting for the reclassification of interest income and expenditure associated with the group's defined benefit pension schemes, would give an economic underlying cost of net borrowings of £207.4 million (2007: £240.7 million):

		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
	£m	£m
Finance expense	(331.6)	(258.1)
Fair value losses/(gains)	42.7	(26.0)
Add back interest on swaps and debt under fair value option	(41.7)	(57.3)
	-----	-----
Underlying interest payable	(330.6)	(341.4)
Investment income	146.7	118.3
Adjustment for net pension interest income	(23.5)	(17.6)
	-----	-----
Underlying cost of net borrowings	(207.4)	(240.7)
	-----	-----

4. Taxation

		Re-presented
	Year ended	Year ended
	31 March 2008	31 March 2007
	£m	£m
Current taxation:		
UK corporation tax	(108.9)	(84.6)
Foreign tax	(2.7)	(3.1)
Prior year adjustments	23.0	34.1
	-----	-----
	(88.6)	(53.6)
Deferred taxation:		
Current year	(37.5)	(73.0)

Prior year adjustments	(17.6)	(17.3)
Change in taxation rate	81.7	-
	-----	-----
	26.6	(90.3)
	-----	-----
	(62.0)	(143.9)
	-----	-----

5. Discontinued operations

In line with its declared strategy of concentrating on its core skills of managing water, wastewater, electricity and gas networks, the group completed the disposal of United Utilities Electricity (UUE) to North West Electricity Networks Limited on 19 December 2007 for a total enterprise value of £1,782 million.

The group continues to seek opportunities to grow its non-regulated business by applying its core skills where it identifies opportunities to generate additional shareholder value with little impact on the risk profile of the group. In addition to the UK utility outsourcing market, United Utilities is currently focusing business development resources on specific opportunities in the UK municipal solid waste treatment market, Australia and the fast-developing Gulf region. In line with this strategy, the group sold its industrial liquid waste and facilities management operations and made its final exit from the telecoms sector during the year. On 26 October 2007, the

group sold its industrial liquid waste operations to Group Tradebe for consideration of £3.7 million and on 22 February 2008, the group completed the sale of its facilities management operations to Europa Facility Holdings Limited for consideration of £9.0 million.

The group sold its 22.63 per cent stake in THUS Group plc on 19 June 2007 for consideration of £75.8 million, which completed United Utilities' exit from the telecoms sector. The sale is treated as an adjustment to consideration arising on the disposal of Your Communications and, as such, both the loss on disposal and the group's share of THUS' results prior to the disposal are disclosed within discontinued operations.

On 26 March 2007, the group sold the Vertex business to a consortium of US-based private equity firms.

The results of UUE, the group's industrial liquid waste and facilities management operations and its share of results from its associate have been disclosed, along with the profit/(loss) on disposal, as discontinued operations in the group's financial statements. The detailed trading results and the profit/(loss) on disposal of each discontinued operation are shown below. Cashflows in relation to discontinued operations are separately disclosed in the group's cashflow statement.

There is no tax charged on the profits resulting from the disposal of the discontinued operations during the year ended 31 March 2008 as these were tax exempt sales of shares.

	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
United Utilities Electricity	493.0	118.5
Industrial liquid waste	(5.0)	1.7
Facilities management	10.4	3.4
Telecoms (including loss on disposal of THUS Group plc shares of £10.0 million)	(5.5)	18.7
Vertex	-	(67.2)
Profit for the year from discontinued operations	492.9	75.1

United Utilities Electricity

	Period ended 19 December 2007 £m	Year ended 31 March 2007 £m
Total external revenue	223.7	315.4
Depreciation and amortisation	(10.0)	(64.2)
Other operating expenses	(60.4)	(72.3)
Operating profit	153.3	178.9
Investment income and finance expense	(17.1)	(31.2)
Profit before taxation	136.2	147.7
Taxation on profit	(14.4)	(29.2)
Profit for the period/year from discontinued operations	121.8	118.5
Profit on disposal of discontinued operations	371.2	

Total profit for the period from discontinued operations	491.0

Industrial liquid waste

	Period ended 26 October 2007	Year ended 31 March 2007
	£m	£m
Total external revenue	5.3	16.0
Depreciation and amortisation	(0.2)	(2.4)
Other operating expenses	(5.2)	(11.5)
Operating (loss)/profit	(0.1)	2.1
Investment income and finance expense	-	0.3
(Loss)/profit before taxation	(0.1)	2.4
Taxation on (loss)/profit	-	(0.7)
(Loss)/profit for the period/year from discontinued operations	(0.1)	1.7
Loss on disposal of discontinued operations	(4.9)	
Total loss for the period from discontinued operations	(5.0)	

Facilities management

	Period ended 22 February 2008	Year ended 31 March 2007
	£m	£m
Revenue		
External sales	5.7	4.9

Intra-group sales	21.6	38.4
	-----	-----
Total revenue	27.3	43.3
Depreciation and amortisation	(0.1)	(0.6)
Other operating expenses	(26.4)	(38.3)
	-----	-----
Operating profit	0.8	4.4
Investment income and finance expense	0.5	0.5
	-----	-----
Profit before taxation*	1.3	4.9
Taxation on profit	-	(1.5)
	-----	-----
Profit for the period/year from discontinued operations	1.3	3.4
	-----	-----
Profit on disposal of discontinued operations	9.1	

Total profit for the period from discontinued operations	10.4	
	-----	

* Profit before taxation includes profit generated from intercompany trading of £0.2 million in the period ended 22 February 2008 and £4.1 million in the year ended 31 March 2007.

Vertex

	Period ended 26 March 2007 £m
Revenue	
External sales	303.4
Intra-group sales	89.5

Total revenue	392.9
Depreciation and amortisation	(14.2)
Other operating expenses	(363.7)

Operating profit	15.0
Investment income and finance expense	4.2

Profit before taxation*	19.2
Taxation on profit	(5.9)

Profit for the period from discontinued operations	13.3

Loss on disposal of discontinued operations before taxation and assumption of deferred contingent consideration	(65.1)
Assumption of deferred contingent consideration	(13.5)

Loss on disposal of discontinued operations before taxation	(78.6)
Taxation on loss on disposal of discontinued operations	(1.9)

Total loss for the period from discontinued operations	(67.2)
	-----

* Profit before taxation for the period ended 26 March 2007 includes profit generated from intercompany trading of £8.7 million.

6. Earnings per share

Basic earnings per share and diluted earnings per share have been calculated by dividing profit for the year by the following weighted average number of shares in issue:

	Basic	Diluted
	million	million
Year ended 31 March 2008	880.4	880.6
Year ended 31 March 2007	876.8	880.6

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 'Earnings per Share'.

The basic and diluted earnings per share for the year are as follows:

	Year ended 31 March 2008	Re-presented Year ended 31 March 2007
From continuing and discontinued operations		
Basic	103.3p	49.4p
Diluted	103.2p	49.2p
From continuing operations		
Basic	47.3p	40.9p
Diluted	47.3p	40.7p

7. Dividends

	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
Dividends relating to the year comprise:		
Interim dividend	133.8	128.3
Final dividend	277.4	266.6
	-----	-----
	411.2	394.9
	-----	-----

	Year ended 31 March 2008 £m	Year ended 31 March 2007 £m
Dividends deducted from shareholders' equity.		
Final dividend	266.6	259.0
Interim dividend	133.8	128.3

	400.4	387.3

The final dividend of 31.47 pence per ordinary share (2007: final dividend of 30.30 pence per ordinary share) will be paid on 8 August 2008 to shareholders on the register at the close of business on 27 June 2008. The ex-dividend date for the final dividend is 25 June 2008.

The interim dividend of 15.20 pence per ordinary share (2007: interim dividend of 14.63 pence per ordinary share) was paid on 11 February 2008 to shareholders on the register at the close of business on 21 December 2007.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the operations, performance and financial condition of the group. By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this preliminary results statement and the company undertakes no obligation to update these forward-looking statements. Nothing in this preliminary results statement should be construed as a profit forecast.

Certain regulatory performance data contained in this announcement is subject to regulatory audit.

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Total Voting Rights
Released	10:36 30-May-08
Number	81035-889C

UNITED UTILITIES PLC

TOTAL VOTING RIGHTS

Month end - 30 May 2008

In accordance with the Disclosure and Transparency Rule 5.6.1 United Utilities PLC hereby notify the market that on 30 May 2008 the total number of voting rights in the company is 881,705,527 and the total shares in issue are 881,705,527. No shares are held in Treasury.

Notification of major interests in shares should be emailed to Secretariat@uuplc.co.uk and faxed to 01925 237073.

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 1 925 237052.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade over the counter under the Trading Symbol 'UUPLY'.

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	United Utilities PLC - Director/PDMR Shareholding
Released	09:10 21-May-08
Number	80908-5990

UNITED UTILITIES PLC

DIRECTORS' AND PDMR INTERESTS IN SHARES

United Utilities PLC ('the Company') announces that it received notification on 20 May 2008 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of 1 each on behalf of the following directors and persons discharging managerial responsibility on 19 May 2008, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 716.0 pence per share.

Director/PDMR	No. of Shares purchased
MARTIN BRADBURY	22
ALISON CLARKE	22
CHARLES CORNISH	21
CLIVE ELPHICK	22
PHILIP GREEN	21

GAYNOR KENYON	20
TOM KEEVIL	21
TIM WELLER	20

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 (0) 1925 237052.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade OTC in the USA under the Trading Symbol 'UUPLY'.

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	United Utilities secures contract extension
Released	07.00 07-May-08
Number	PRNUK-0605

United Utilities PLC

7 May 2008

UNITED UTILITIES SECURES CONTRACT EXTENSION

WITH SOUTHERN WATER THROUGH TO 2015

United Utilities PLC today announces that the 4D consortium, in which United Utilities has a 40 per cent share, has secured an extension to its contract with Southern Water through to 31 March 2015. The other members of the consortium are Costain and MWH.

The original contract commenced in 2005 with responsibility for managing part of Southern Water's regulatory capital investment programme through to 2010. The total value of the original contract is worth around 700 million to the 4D consortium, although clarity regarding the size and value of the 2010-15 contract can not be confirmed until the outcome of the forthcoming price review is known.

Chief Executive of United Utilities, Philip Green, said:

'We are very pleased to have extended this contract through to 2015 in our key market for utility outsourcing. It builds on our strong performance and further supports our position as the leading utility infrastructure outsourcing company in the UK.'

United Utilities' contacts

For further information please contact:

Philip Green, Chief Executive	+44 (0) 1925 237000
Tim Weller, Chief Financial Officer	+44 (0) 1925 237000
Gaynor Kenyon, Communications Director	+44 (0) 7753 622282
Darren Jameson, Head of Investor Relations	+44 (0) 7733 127707
Dominic Fry / Tom Murray, Tulchan Communications	+44 (0) 20 7353 4200

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Free annual report

Company	United Utilities PLC
TIDM	UU.
Headline	Total Voting Rights
Released	13:48 30-Apr-08
Number	PRNUK-3004

UNITED UTILITIES PLC

TOTAL VOTING RIGHTS

Month end - 30 April 2008

In accordance with the Disclosure and Transparency Rule 5.6.1 United Utilities PLC hereby notify the market that on 30 April 2008 the total number of voting rights in the company is 881,652,797 and the total shares in issue are 881,652,797. No shares are held in Treasury.

Notification of major interests in shares should be emailed to Secretariat@uuplc.co.uk and faxed to 01925 237073.

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 1 925 237052.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade over the counter under the Trading Symbol 'UUPLY'.

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Company	United Utilities PLC
TIDM	35TY
Headline	FRN Variable Rate Fix
Released	15:57 24-Apr-08
Number	2008042400

United Utilities PLC

Re: United Utilities Plc
USD 10,000,000.00
MATURING: 28-Apr-2009
ISIN: XS0191270528

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Apr-2008 TO 28-Jul-2008 HAS BEEN FIXED AT 3.271880 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 28-Jul-2008 WILL AMOUNT TO:
USD 827.06 PER USD 100,000.00 DENOMINATION

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Company	United Utilities PLC
TIDM	UU.
Headline	Director/PDMR Shareholding
Released	16:32 07-Apr-08
Number	PRNUK-0704

UNITED UTILITIES PLC

DIRECTORS' AND PDMR INTERESTS IN SHARES

United Utilities PLC ('the Company') announces that it received notification on 7 April 2008 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of 1 each on behalf of the following directors and persons discharging managerial responsibility on 4 April 2008, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 701.0 pence per share.

Director/PDMR	No. of Shares purchased
MARTIN BRADBURY	21
ALISON CLARKE	20
CHARLES CORNISH	21
CLIVE ELPHICK	21
PHILIP GREEN	21
GAYNOR KENYON	22
TIM WELLER	22

Further information can be obtained from Jane Gilmore, Deputy Company Secretary + 44 (0) 1925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade OTC in the USA under the Trading Symbol 'UUPLY'.

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Company	United Utilities PLC
TIDM	40LQ
Headline	FRN Variable Rate Fix
Released	16:51 01-Apr-08
Number	2008040100

United Utilities PLC

Re: United Utilities Water Plc
GBP 100,000,000.00
MATURING: 28-Mar-2042
ISIN: XS0248328139

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Mar-2008 TO 28-Sep-2008 HAS BEEN FIXED AT 1.724900 PCT

DAY BASIS: ACTUAL/ACTUAL(ISMA)

INTEREST PAYABLE VALUE 28-Sep-2008 WILL AMOUNT TO:
GBP 431.23 PER GBP 50,000.00 DENOMINATION

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